Form 10-K, Exhibit 13
period 1994-06-30
PROCTER & GAMBLE CO
filed 1994-09-14
CIK 80424

Exhibit (13)
                               ------------


        Annual Report to shareholders.  (Pages 1-5, 16-36, and 42)

TO OUR SHAREHOLDERS

Your company made strong progress in fiscal 1993/94 against its four primary business objectives: increasing the flow of innovative new products to the market place; expanding the global presence of P&G brands; offering better value to consumers; and increasing the efficiency and productivity of our operations.
     The Combination of these and many other efforts by our superb P&G organization produced another year of healthy growth in volume and earnings.
     Net earnings for fiscal year 1993/94 achieved a record level of $2.2 billion, or $3.09 per common share. This compares to a loss of $.7 billion in 1992/93, when results were significantly reduced by a provision for restructuring and the prior years' effect of accounting changes.
     Excluding these charges from our year-ago results, 1993/94 earnings were up 10%, equalling the average growth rate over the last 35 years. Earnings growth for 1993/94 was depressed 5% by a $102 million charge to write off the option portion of two interest rate swaps.

HIGHLIGHTS OF THE YEAR

- - - NET EARNINGS were $2.3 billion, up 15% over earnings of $2.0 billion in 1992/93, excluding the unusual items in both years.

- - - EARNINGS PER SHARE, excluding unusual items in both years, were $3.24, up 15%.

- - - AFTER-TAX PROFIT MARGIN in 1993/94 was 7.6%, excluding the derivatives write-off, the highest level in 21 years.

- - - UNIT VOLUME, excluding the impact of acquisitions and divestitures, grew 5%, with International up 7% and the United States up 4%. Every business sector and geographic region increased unit volume versus year ago.

- - - NET SALES of $30.3 billion were about even with the prior year. Less favorable foreign currency exchange rates reduced sales 4%. The divestiture of our pulp and 100% juice businesses and lower pricing reduced sales 1%. Excluding these effects, sales would have been up 5%, in line with volume growth.

- - - CASH FLOW from operations set a new record at $3.6 billion. The improvement reflects higher earnings and continued reduction in working capital. This enabled the Company to reduce debt and further strengthen its financial condition.

- - - DIVIDENDS increased 13% to $1.24 per share. Beginning with the August 1994 dividend, the annual dividend rate will be raised an additional 13% to $1.40 per share, marking the 39th consecutive year of increased dividend payments.

- - - RETURN ON EQUITY was 23%, excluding unusual items. This is the highest level in 44 years, reflecting improved profitability and the write-off of underperforming assets included in the 1993 restructuring reserve.

     (Picture of Edwin L. Artzt, Chairman of the Board and Chief Executive)

P&G ACHIEVING RESTRUCTURING GOALS

Among the most important achievements of 1993/94 was the Company's exceptional progress toward our plant consolidation and "Strengthening Global Effectiveness" (SGE) overhead reduction goals. Last year, P&G set aside $1.5 billion from net earnings to cover the cost of a worldwide restructuring that would result in a 20% reduction in the number of manufacturing plants and a 12% reduction in worldwide enrollment.
     The Company is making steady progress toward its restructuring goals and is already seeing benefits. In 1993/94, we achieved about a third of the $500 million ongoing after-tax savings goal for this program. These savings have enabled us to reduce pricing to provide better value for consumers and contributed to record margins.

U.S. BUSINESS CONTINUES HEALTHY GROWTH TREND

The U.S. business had an excellent year in 1993/94.
     Earnings were up 9% and unit volume was up 4%, even though total consumer purchases in our categories grew only 1% during the year.

- - - LAUNDRY AND HOUSEHOLD CLEANING'S Hard Surface Cleaners business rolled out eight new products and turned in its strongest year of volume growth since the introduction of Mr. Clean in 1959. Fabric conditioners also turned in record volume behind new products on Bounce and Ultra Downy triple-concentrate.

- - - BEAUTY CARE built volume in Hair Care with Pantene Pro-V and new shampoo, conditioning and styling products and packaging on Vidal Sassoon.
     Cover Girl strengthened its market leadership with continued share growth, though unit volume declined for cosmetics and fragrances overall, largely due to reductions in market size and the discontinuation of the unprofitable Clarion brand. Max Factor International completed the introduction of an all-new line of cosmetics worldwide and early consumer response has been encouraging.
     We expect the planned acquisition of Giorgio Beverly Hills Inc., announced in July 1994, to strengthen P&G's cosmetics and fragrances business. This acquisition will give the Company a strong foothold in the U.S. fine fragrance market, with leadership brands and a strong management team.

- - - HEALTH CARE'S respiratory business grew both volume and market share, largely with the introduction of Vicks DayQuil Allergy and DayQuil Sinus.
     In addition, P&G entered the over-the-counter analgesics category with Aleve. This new P&G brand, a joint venture with Syntex, is a non-prescription strength, fast-acting form of the medicine in Naprosyn, the number one selling brand in its class for 10 years.
     Our pharmaceutical business delivered strong volume growth in 1993/94, led by its Didro-Kit therapy for osteoporosis which is now approved for use in nine countries outside the U.S. Asacol, a treatment for ulcerative colitis, achieved category leadership in the U.S. in the past year. And early results were very encouraging for Ziac, a new prescription blood pressure medication that P&G Pharmaceuticals is marketing with Lederle Laboratories.

- - - PAPER'S Tissue and Towel category achieved outstanding results, exceeding last year's record volume and

     (Stylized picture of globe with caption "Unit volume was up 4% and earnings were up 9% versus 1992/93 for the U.S. business.")

profit performance. This marks the seventh consecutive year of volume and profit growth for the Category.
     Our Bath Tissue business completed national expansion of Charmin Ultra and our Paper Towel business began national expansion of Bounty Extra Durable last quarter.
     Both of these introductions utilize a proprietary papermaking technology which enables us to improve absorbency, softness and strength while reducing manufacturing costs.
     Although diaper volume declined for the year, we've taken steps to improve consumer value through lower prices and have accelerated the pace of product innovation.
     During the year, we applied our new "curly fiber" technology to Pampers and Luvs, producing a diaper that is 50% thinner and more absorbent.
     Pampers Trainers was introduced nationally and, as the fiscal year ended, two new products entered test markets--Pampers Stretch and Luvs with Dri-Weave. Pampers Stretch has an elastic side panel for better fit and the new Luvs diaper has a dri-weave topsheet similar to the one on Always that keeps wetness away from the skin.

- - - FOOD AND BEVERAGE continued to make excellent profit progress and in 1993/94 achieved its longstanding goal of delivering profit margins in line with the Company's average.
     The business is growing behind products such as Sunny Delight juice drink, which is now one of the Company's 10 largest U.S. brands, and Pringles potato crisps, which delivered strong growth in the U.S. and abroad. Pringles is now P&G's biggest export to international markets.

INTERNATIONAL BUILDS WORLDWIDE LEADERSHIP THROUGH PRODUCT INNOVATION

Despite sluggish economic conditions in key market, International had another good year in 1993/94. Every region achieved volume gains. Overall, unit volume was up 7%.
     Acquisitions added another three percentage points, bringing International's total volume growth to 10% above the prior year. Volume growth and improved profit margins, reflecting good cost control, led to a 15% increase in earnings.
     As in the U.S., International growth reflects a steady stream of product innovations, complemented by geographic expansions and better consumer value.

- - - IN EUROPE, P&G's largest International business, the laundry category continued to build share with the introduction of a major product improvement for oily and greasy stains on market-leading Ariel. While the European laundry market remains intensely competitive, we are meeting this challenge through continued product innovation.

- - - EUROPEAN HEALTH AND BEAUTY CARE achieved market leadership for the first time in shampoo--behind Pantene Pro-V. Europe also made significant gains in Cosmetics and Fragrances, increasing volume behind the successful launches of Boss Elements and Roma Uomo fragrances and continued good performance by Ellen Betrix cosmetics in Germany and Max Factor
International in the United Kingdom.

- - - EUROPEAN PAPER recorded strong growth led by Always, the region's leading feminine protection business. Europe now sells 38% of P&G's worldwide volume in feminine

     (Caption in second paragraph stating "The Company is making steady progress toward its restructuring goals and is already seeing benefits.")

protection and diaper products. During 1993/94, the European organization introduced Always Pantiliners into much of the region as well as consumer-preferred Pampers Baby Dry, Pampers Ultra Dry Thins and Pampers Trainers.

- - - NEW TISSUE/TOWEL BUSINESS--More recently, P&G expanded its growth opportunities in Europe by entering the $5.5 billion tissue/towel market with the July 1994 acquisition of VP-Schickedanz. This is the Company's first move into the tissue business outside North America. VPS has an experienced organization with modern manufacturing facilities and high quality, profitable brands such as Tempo, the leading European paper handkerchief, and Bess bath tissue, the leading brand in Germany. Based on proven technology and successful brands in the U.S., along with significant growth potential in a market where per capita tissue usage is well below U.S. levels, we expect to significantly build this business over time.

- - - EASTERN EUROPE continued its strong growth with volume up 20% in 1993/94. Laundry detergents are the Company's largest business in this region. P&G is the market leader in the Czech and Slovak Republics, with brands such as Tix, Tide and Ariel. In Russia, Tide is the best-selling western laundry detergent after only six months on the market.
     Pampers is the number one diaper in Hungary and Poland and is a strong second in the Czech and Slovak Republics. P&G also strengthened its dentifrice business in 1993/94. Blend-aMed is the number one dentifrice brand in Hungary and Poland.

- - - ASIA/PACIFIC recorded 25% volume growth, led by gains in China, Taiwan, Malaysia, Singapore, Korea, Indonesia, Thailand and India.
     Japan remains the largest business in Asia/Pacific and set new volume records, despite a tough competitive climate and weak economic conditions. The introduction of the new Vidal Sassoon hair care line was a major factor in the broad-based growth in this region. Feminine protection products were also an important contributor.
     China was the fastest-growing country in the region. P&G is China's market leader in hair care and, with the completion of the three joint ventures during this fiscal year, is now the largest detergent manufacturer in China, as well. Our other Chinese businesses--Skin Care, Feminine Protection and Personal Cleansing--are also growing.

- - - LATIN AMERICA continued broad-based volume growth. Mexico delivered the biggest volume gains on existing businesses, while acquisitions played an important role in the growth of other Latin American markets.
     The Company strengthened its position in the feminine protection category with the acquisition of the Higibras/ProHigiene companies in Brazil. In addition, we expanded our core laundry and dishwashing business through acquisition of the Quimica and Llauro companies in Argentina.

- - - CANADA continued to build its Laundry and Cleaning business with the introduction of Tide with Advanced Color Guard. Paper led Canada in unit volume growth as P&G's technologies were applied to the Royale bath tissue, kitchen towel and facial tissue products.


     (Caption in paragraph "- New Tissue/Towel Business" stating "P&G people are characterized by their innovation, speed and ability to work together across both functional and geographic boundaries.")

     (Stylized picture of globe with caption "International earnings grew 15%, unit volume was up 7%--or 10% including acquisitions.")

P&G POSITIONED FOR THE FUTURE

Never has the Company been as well positioned in as many product categories and in as many regions of the world as it is today.
     The key to our success is and always has been our ability to develop and advance our people. That's why we're particularly proud of the Opportunity 2000 Award just given to P&G by the United States Department of Labor. This award, which is presented to a single company each year, recognizes the efforts of men and women throughout our organization to promote and advance employees of all origins and backgrounds.
     P&G has the strongest group of employees in any consumer goods company in the world--people who are characterized by their innovation, speed and ability to work together across both functional and geographic boundaries.
     These characteristics have always been our Company's greatest strength, and will continue to be Procter & Gamble's most valued resource in the years ahead.

Respectfully,

/s/EDWIN L. ARTZT
Edwin L. Artzt
Chairman of the Board
and Chief Executive

/s/JOHN E. PEPPER
John E. Pepper
President

August 10, 1994

THE FINANCIAL STATEMENTS

RESPONSIBILITY FOR THE FINANCIAL STATEMENTS
             ------------------------------------------------------------
Company management is responsible for the preparation, accuracy and integrity of the financial statements and other financial information included in this Annual Report. This responsibility includes preparing the statements in accordance with generally accepted accounting principles and necessarily includes estimates that are based on management's best judgments.
     To help insure the accuracy and integrity of Company financial data, management maintains internal controls which are designed to provide reasonable assurance that transactions are executed as authorized and accurately recorded and that assets are properly safeguarded. These controls are monitored by an extensive and ongoing program of internal audits. It is essential for all Company employees to conduct their business affairs in keeping with the highest ethical standards as outlined in our code of conduct, P&G, Your Personal Responsibility. Careful selection of employees, and appropriate divisions of responsibility, also help us to achieve our control objectives.
     The financial statements have been audited by the Company's independent public accountants, Deloitte & Touche. Their report is also shown on this page.
     The Board of Directors, acting through its Audit Committee composed entirely of outside directors, oversees the adequacy of the Company's control environment. The Audit Committee meets periodically with representatives of Deloitte & Touche, and internal financial management to review accounting, control, auditing and financial reporting matters. The independent auditors and the internal auditors also have full and free access to meet privately with the Committee.

/s/EDWIN L. ARTZT                            /s/ERIK G. NELSON
Edwin L. Artzt                               Erik G. Nelson
Chairman of the Board and Chief Executive    Chief Financial Officer

REPORT OF INDEPENDENT ACCOUNTANTS
             -------------------------------------------------------------
               DELOITTE &                             250 East Fifth Street
                  TOUCHE                             Cincinnati, Ohio 45202
            ----------------
                D&T logo

To the Board of Directors and Shareholders of The Procter & Gamble Company:

We have audited the accompanying consolidated balance sheets of The Procter & Gamble Company and subsidiaries as of June 30, 1994 and 1993 and the related consolidated statements of earnings, retained earnings, and cash flows for each of the three years in the period ended June 30, 1994. These financial statements are the responsibility of the companies' management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the companies at June 30, 1994 and 1993 and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1994, in conformity with generally accepted accounting principles.
     As discussed in Note 1 to the financial statements, effective July 1, 1992, the Company changed its methods of accounting for other post retirement benefits and income taxes.

/s/DELOITTE & TOUCHE
August 10, 1994

                              The Procter & Gamble Company and Subsidiaries

CONSOLIDATED STATEMENT
OF EARNINGS
Years Ended June 30 (Millions of Dollars Except Per Share Amounts)       1994      1993      1992
__________________________________________________________________________________________________
NET SALES                                                             $30,296   $30,433   $29,362
Cost of products sold                                                  17,355    17,683    17,324
Marketing, administrative, and other operating expenses                 9,361     9,589     9,171
Provision for restructuring                                                --     2,705        --
__________________________________________________________________________________________________
OPERATING INCOME                                                        3,580       456     2,867
Interest expense                                                          482       552       510
Other income/expense, net                                                 248       445       528
__________________________________________________________________________________________________
EARNINGS BEFORE INCOME TAXES & PRIOR YEARS'
EFFECT OF ACCOUNTING CHANGES                                            3,346       349     2,885
Income taxes                                                            1,135        80     1,013
__________________________________________________________________________________________________
NET EARNINGS BEFORE PRIOR YEARS' EFFECT OF
ACCOUNTING CHANGES                                                      2,211        269    1,872
Prior years' effect of accounting changes                                  --       (925)      --
__________________________________________________________________________________________________
NET EARNINGS/(LOSS)                                                   $ 2,211   $   (656) $ 1,872
__________________________________________________________________________________________________
                                                                      _______   _________ ________


PER COMMON SHARE:
  NET EARNINGS BEFORE PRIOR YEARS' EFFECT OF
  ACCOUNTING CHANGES                                                  $  3.09   $   0.25  $  2.62
  Prior years' effect of accounting changes                                --   $  (1.36)      --
  NET EARNINGS/(LOSS)                                                 $  3.09   $  (1.11) $  2.62
  NET EARNINGS/(LOSS) ASSUMING FULL DILUTION                          $  2.91   $  (0.96) $  2.45

  DIVIDENDS                                                           $  1.24   $   1.10  $ 1.025

AVERAGE SHARES OUTSTANDING (IN MILLIONS)                                683.1      680.4    677.4
__________________________________________________________________________________________________

CONSOLIDATED STATEMENT
OF RETAINED EARNINGS
Years Ended June 30 (Millions of Dollars)                                1994       1993     1992
__________________________________________________________________________________________________
BALANCE AT BEGINNING OF YEAR                                          $ 6,248   $  7,810  $ 6,775
Net earnings/(loss)                                                     2,211       (656)   1,872
Dividends to shareholders
  Common                                                                 (847)      (748)    (694)
  Preferred, net of related tax benefit                                  (102)      (102)     (94)
Excess of cost over the stated value of common shares
  purchased for treasury                                                  (14)       (56)     (49)
__________________________________________________________________________________________________
BALANCE AT END OF YEAR                                                $ 7,496   $  6,248  $ 7,810
__________________________________________________________________________________________________
                                                                      _______   ________  ________

See accompanying Notes To Consolidated Financial Statements.

                           The Procter & Gamble Company and Subsidiaries


CONSOLIDATED BALANCE SHEET
June 30 (Millions of Dollars)                                            1994      1993
_______________________________________________________________________________________________
ASSETS
CURRENT ASSETS
Cash and cash equivalents                                             $ 2,373   $ 2,322
Marketable securities                                                     283       306
Accounts receivable                                                     3,115     3,111
Inventories                                                             2,877     2,903
Deferred income taxes                                                     716       740
Prepaid expenses and other current assets                                 624       593
_______________________________________________________________________________________________
                                                                        9,988     9,975
PROPERTY, PLANT, AND EQUIPMENT                                         10,024     9,485
GOODWILL AND OTHER INTANGIBLE ASSETS                                    3,754     3,762
OTHER ASSETS                                                            1,769     1,713
_______________________________________________________________________________________________
TOTAL                                                                 $25,535   $24,935
_______________________________________________________________________________________________
                                                                      _______   _______

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable - trade                                              $ 2,604   $ 2,269
Accounts payable - other                                                  660       642
Accrued liabilities                                                     2,961     2,838
Taxes payable                                                             440       726
Debt due within one year                                                1,375     1,812
_______________________________________________________________________________________________
                                                                        8,040     8,287
LONG-TERM DEBT                                                          4,980     5,174
OTHER LIABILITIES                                                       3,336     3,850
DEFERRED INCOME TAXES                                                     347       183
_______________________________________________________________________________________________
                                                                       16,703    17,494
_______________________________________________________________________________________________
SHAREHOLDERS' EQUITY
Convertible Class A preferred stock                                     1,942     1,969
Common stock - shares outstanding: 1994 - 684,348,359;
  1993 - 681,754,226                                                      684       682
Additional paid-in capital                                                560       477
Currency translation adjustments                                          (63)      (99)
Reserve for employee stock ownership plan debt retirement              (1,787)   (1,836)
Retained earnings                                                       7,496     6,248
_______________________________________________________________________________________________
                                                                        8,832     7,441
_______________________________________________________________________________________________
TOTAL                                                                 $25,535   $24,935
_______________________________________________________________________________________________
                                                                      _______   _______

See accompanying Notes To Consolidated Financial Statements.

                        The Procter & Gamble Company and Subsidiaries

CONSOLIDATED STATEMENT
OF CASH FLOWS
Years Ended June 30 (Millions of Dollars)                                1994      1993      1992
__________________________________________________________________________________________________

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                          $ 2,322   $ 1,776   $ 1,384
__________________________________________________________________________________________________
OPERATING ACTIVITIES
Net earnings before prior years' effect of
  accounting changes                                                    2,211       269     1,872
Provision for restructuring                                                --     2,705        --
Depreciation, depletion and amortization                                1,134     1,140     1,051
Deferred income taxes                                                     196    (1,065)      125
Change in accounts receivable                                              40        (9)       23
Decrease in inventories                                                    25        97       160
Increase in payables and accrued liabilities                               98        55        45
Change in other liabilities                                              (353)       67       (48)
Other                                                                     298        79      (203)
__________________________________________________________________________________________________
                                                                        3,649     3,338     3,025
__________________________________________________________________________________________________
INVESTING ACTIVITIES
Capital expenditures                                                   (1,841)   (1,911)   (1,911)
Proceeds from asset sales and retirements                                 105       725       291
Acquisitions                                                             (295)     (138)   (1,240)
Change in marketable securities                                            23      (306)       --
__________________________________________________________________________________________________
                                                                       (2,008)   (1,630)   (2,860)
__________________________________________________________________________________________________
FINANCING ACTIVITIES
Dividends to shareholders                                                (949)     (850)     (788)
Change in short-term debt                                                (281)     (277)     (156)
Additions to long-term debt                                               414     1,001     1,608
Reduction of long-term debt                                              (797)     (939)     (433)
Proceeds from stock options                                                36        77        71
Purchase of treasury shares                                               (14)      (55)      (49)
__________________________________________________________________________________________________
                                                                       (1,591)   (1,043)      253
__________________________________________________________________________________________________
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND
CASH EQUIVALENTS                                                            1      (119)      (26)
__________________________________________________________________________________________________
INCREASE IN CASH AND CASH EQUIVALENTS                                      51       546       392
__________________________________________________________________________________________________
CASH AND CASH EQUIVALENTS, END OF YEAR                                $ 2,373   $ 2,322   $ 1,776
__________________________________________________________________________________________________
                                                                      _______   _______   _______

SUPPLEMENTAL DISCLOSURE
Cash payments for:
  Interest, net of amount capitalized                                 $   487   $   592   $   475
  Income taxes                                                          1,225     1,035       811
Non-cash transactions:
  Reductions in employee stock ownership plan debt,
    guaranteed by the Company                                              49        46        43
  Liabilities assumed in acquisitions                                      65        83       660
  Conversion of preferred to common shares                                 27        20         9
__________________________________________________________________________________________________

 See accompanying Notes To Consolidated Financial Statements.

                           The Procter & Gamble Company and Subsidiaries


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share amounts)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
   PRINCIPLES OF CONSOLIDATION: The financial statements include the accounts of The Procter & Gamble Company and its majority-owned subsidiaries. Investments in 20% to 50% owned affiliates in which significant management control is exercised are included at original cost adjusted for the change in equity since acquisition. Other investments are carried at cost.

   ACCOUNTING CHANGES: Effective July 1, 1992, the Company adopted Statement of Financial Accounting Standards No. 106, Accounting for Postretirement Benefits Other than Pensions. The new Statement requires accrual of postretirement health care and life insurance benefits during an employee's years of active service rather than on the previous pay-as-you-go basis during the retirement years.
     Effective July 1, 1992, the Company adopted Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. The new Statement requires deferred taxes on the Balance Sheet to be stated at enacted tax rates expected to be in effect when these balances reverse, i.e. when taxes actually will be paid or recovered. Previously, deferred taxes were based on the enacted tax rate when these amounts were first recognized.
     Effective July 1, 1994, the Company will adopt Statement of Financial Accounting Standards No. 112, Employers' Accounting for Postemployment Benefits, and Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities. The effects of adoption of these new standards are not expected to be material.

   CURRENCY TRANSLATION: Assets and liabilities denominated in most foreign currencies are translated into U.S. dollars at year-end exchange rates and related gains and losses are reflected in shareholders' equity. Significant currencies include the German mark, Belgian franc, British pound, Canadian dollar and Japanese yen, with any related exposure managed primarily through local financing. Gains and losses from foreign currency transactions and translation of balance sheets in highly inflationary economies are determined based on historical or current exchange rates as appropriate, and are included in earnings. Losses included in net earnings for 1994, 1993 and 1992 were $27, $42 and $50, respectively.

   CASH EQUIVALENTS: Highly liquid investments with maturities of three months or less when purchased are considered to be cash equivalents.

   INVENTORY VALUATION: Inventories are valued at the lower of cost or market. Cost for inventories is primarily determined by the last-in, first-out method or the average cost method.
     Futures contracts are purchased primarily to hedge certain agricultural commodity requirements. Gains and losses on these contracts are included in earnings when the related products are sold.

   GOODWILL AND OTHER INTANGIBLE ASSETS: The cost of intangible assets is amortized on a straight-line basis over the estimated periods benefited, but not exceeding 40 years with an average remaining life of 28 years. The realizability of goodwill and other intangibles is evaluated periodically as events or circumstances indicate a possible inability to recover their carrying amount. Such evaluation is based on various analyses, including cash flow and profitability projections that incorporate, as applicable, the impact on existing company businesses. The analyses necessarily involve significant management judgment to evaluate the capacity of an acquired business to perform within projections. Historically, the Company has generated sufficient returns from acquired businesses to recover the cost of their intangible assets.

   DEPRECIATION: For financial accounting purposes, depreciation is calculated on a straight-line basis over the estimated useful lives of the assets.

   OTHER EXPENSES: Research and development expenses are charged to earnings in the year incurred and were $1,059, $956 and $861 for the years ending June 30, 1994, 1993 and 1992.

   NET EARNINGS PER COMMON SHARE: Net earnings less preferred dividends (net of related tax benefits) are divided by the average number of common shares outstanding during the year to derive net earnings per common share. Fully diluted earnings per share are calculated using the treasury stock method and include an adjustment for preferred stock dividend requirements.

   RECLASSIFICATIONS: Certain reclassifications of prior years' amounts have been made to conform with the current year presentation.

2. PROVISION FOR RESTRUCTURING
   A restructuring provision of $2,705 which reduced after-tax earnings by $1,746 or $2.57 per share, was established in fiscal 1993. A charge of $2,402 covers a worldwide restructuring effort to optimize product supply systems and reduce overhead costs, and a $303 charge related to the divestiture of the 100% juice business. The provision includes costs associated with the closure or disposal of facilities, employee separation and exit from certain non-strategic businesses.
     The restructuring provision was determined based on estimates prepared at the time the restructuring actions were approved by management and the Board of Directors. The cost of completing the restructuring program is expected to approximate the original estimates.

3. ACQUISITIONS
   In fiscal 1992 the Company purchased Revlon, Inc.'s worldwide Max Factor and Betrix lines of cosmetics and fragrances for $1,025, net of cash acquired, including goodwill and other intangible assets of $927. Other acquisitions accounted for as purchases totaled $295, $138, and $215 in 1994, 1993 and 1992, respectively. The increase in goodwill and other intangible assets amounted to $209, $57, and $93 in those years.
     The pro forma full year effect of the above acquisitions on consolidated earnings would not have been material in the respective years.

4. BALANCE SHEET INFORMATION

   June 30                                              1994      1993
   _______________________________________________________________________
   INVENTORIES
   Raw materials and supplies                          $ 1,087   $ 1,154
   Work in process                                         213       196
   Finished products                                     1,577     1,553
   _______________________________________________________________________
                                                         2,877     2,903
   Replacement cost of LIFO inventories                    663     1,097
   Stated value of LIFO inventories                        462     1,013
   _______________________________________________________________________
   Excess of replacement cost over the stated value        201        84

   PROPERTY, PLANT, AND EQUIPMENT
   Buildings                                             3,027     2,703
   Machinery and equipment                              12,249    11,607
   Land                                                    550       494
   Timberlands, less depletion                              70        73
   _______________________________________________________________________
                                                        15,896    14,877
   Less accumulated depreciation                         5,872     5,392
   _______________________________________________________________________
                                                        10,024     9,485
                                                                         21

                       The Procter & Gamble Company and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions except per share amounts)

4. BALANCE SHEET INFORMATION (continued)
   June 30                                              1994      1993
   _______________________________________________________________________
   GOODWILL AND OTHER INTANGIBLE ASSETS
   Goodwill                                            $ 3,564   $ 3,472
   Trademarks and other intangible assets                  946       957
   _______________________________________________________________________
                                                         4,510     4,429
   Less accumulated amortization                           756       667
   _______________________________________________________________________
                                                         3,754     3,762
   Marketing expenses                                      842       753
   Compensation expenses                                   393       395
   Restructuring reserves                                  870       817
   Other                                                   856       873
   _______________________________________________________________________
                                                         2,961     2,838
   OTHER LIABILITIES
   Postretirement health care and life insurance
     benefits                                            1,432     1,410
   Restructuring reserves                                1,035     1,810
   Other                                                   869       630
   _______________________________________________________________________
                                                         3,336     3,850

5. LONG-TERM DEBT

   The following presents the carrying value of outstanding long-term debt:
   June 30                                              1994      1993
   _______________________________________________________________________
   9 1/2% notes due 1998                                 $ 200     $ 200
   6 1/4% notes due 1995                                   200       200
   8% notes due 2003                                       200       200
   7.1% notes due 1994                                     200       200
   6.85% notes due 1997                                    200       200
   7 3/8% debentures due 2023                              175       175
   8.7% notes due 2001                                     175       175
   5.2% notes due 1995                                     150       150
   9 5/8% notes due 2001                                   150       150
   8 1/2% notes due 2009                                   149       149
   10 7/8% Canadian dollar bonds due 2001                  145       157
   Commercial paper                                        765       423
   9.36% ESOP debentures, Series A, due 2021,
     guaranteed by the Company                           1,000     1,000
   8.08%-8.33% serial ESOP notes, due 1994-2004,
     guaranteed by the Company                             787       836
   Other, due in varying amounts through 2036              978     1,609
   _______________________________________________________________________
                                                         5,474     5,824
   Less amounts included in debt due within one year       494       650
   _______________________________________________________________________
   Total long-term debt                                  4,980     5,174
   _______________________________________________________________________

   The following payments are required during the next five fiscal years:
   1995-$494; 1996-$468; 1997-$416; 1998-$322; and 1999-$293.

   The fair value of the underlying long-term debt, excluding amounts due within one year, was $5,205 and $5,656 at June 30, 1994 and 1993, respectively.
     Certain commercial paper balances have been classified as long-term debt. The Company has the intent and ability to renew the commercial paper obligations on a long-term basis and has entered into swap arrangements that convert them to fixed rate obligations.

6. FINANCIAL INSTRUMENTS
   The Company is subject to market rate risk from exposure to changes in interest rates and currency exchange rates and enters into various financial instrument transactions to manage these exposures. Financial instruments used for these purposes are evaluated against the Company's policies in areas such as counterparty exposure and hedging practices, and are monitored using techniques such as market value and sensitivity analyses.

   INTEREST RATE INSTRUMENTS
   The Company's financing and cash management activities entail market rate risk from exposure to changes in interest rates. The Company assesses the exposure of its overall financing position on a net basis, after considering the extent to which variable rate liabilities can be offset with variable rate assets, typically cash equivalents and marketable securities. The Company's objective is to optimize interest expense consistent with maintaining an acceptable level of exposure to the risk of interest rate fluctuation. In order to achieve this objective, the Company targets a mix of fixed and variable rate debt based on an assessment of interest rate trends. To obtain this mix in a cost efficient manner, the Company primarily utilizes interest rate swaps, including foreign currency interest rate swaps, that have the effect of converting specific debt obligations of the Company from fixed to variable rate, or vice versa, as required. Amounts due to or from the counterparties to interest rate swaps are reflected in interest expense in the periods in which they accrue.
     A portion of interest rate exposure is managed through the use of options to manage the Company's overall risk profile and reduce interest expense. When using written option contracts, the Company receives a premium in exchange for providing a counterparty the right to enter into a swap. Gains and losses on such options are recognized currently. The notional amounts of such instruments were $1,094 and $845 at June 30, 1994 and 1993, respectively. The fair values were $40 at June 30, 1994 and $14 at June 30, 1993, reflecting the approximate cost to terminate the options.
     The net effect of interest rate instruments on interest expense for 1994 and 1993 was insignificant, but this measurement does not capture the value to the Company of managing to a targeted mix of fixed and variable rate debt.
     The option portion of the two out-of-policy leveraged interest rate swaps entered into during 1994 were closed in the January-March quarter. The related $157 charge in the quarter to close these options is reflected in other income/expense, net. Leveraged options can magnify the impact of interest rate changes. At June 30, 1994 no such instruments were in our portfolio and it is the Company's intent not to enter such leveraged contracts in the future.
     Based on the Company's overall variable rate exposure at June 30, 1994, including interest rate swaps and options, a 300 basis point interest rate change would not have a material effect on earnings.
     The following information includes all interest rate instruments. The notional amount is the reference point for determining amounts due or receivable under the contracts. The fair value approximates the cost to settle the outstanding contracts. The carrying value includes the net amount due to counterparties under swap contracts, the marked-to-market value of written options, and currency translation associated with currency interest rate swaps.

                              The Procter & Gamble Company and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions except per share amounts)

   June 30                                              1994      1993
   _______________________________________________________________________
   Notional amount                                     $ 3,543   $ 3,773
   _______________________________________________________________________
   Fair value: gains                                        13        77
               losses                                      252       199
   _______________________________________________________________________
   Net fair value                                          239       122
   Less: carrying value                                    193        74
   _______________________________________________________________________
   Estimated unrealized loss                                46        48
   _______________________________________________________________________

     The estimated unrealized losses shown above represent the incremental charge to earnings to immediately settle all interest rate swaps. However, it is the Company's current intention to leave these instruments outstanding until maturity over various periods extending to the year 2004, in which case no incremental charge to earnings will be realized.

   CURRENCY INSTRUMENTS
   The Company is subject to market rate risk from exposure to changes in currency exchange rates primarily in three areas: commercial transactions, intercompany financings and net investments in foreign subsidiaries.
     The primary purpose of the Company's foreign currency hedging activities is to protect against the risk that local currency cash flows associated with purchase transactions will be adversely affected by changes in exchange rates. Although this foreign currency exposure is managed locally, corporate policy prescribes the range of hedging activity into which the subsidiary operations may enter. To execute this policy, the Company utilizes forward exchange contracts and options with durations of generally less than twelve months. The impact of changes in the value of these instruments typically offsets changes in the value of the underlying transactions. For accounting purposes, gains and losses on option contracts that hedge identifiable anticipated transactions and on forward contracts that hedge firm commitments are included in the measurement of the related transaction. Gains and losses on instruments used for other purposes are recognized currently.
     The Company manages its foreign exchange exposure associated with intercompany financing transactions primarily using foreign currency swaps. Gains and losses on such instruments mitigate the impact on earnings of currency exchange rate changes on the underlying transactions.
     The impact of net asset exposures related to investments in foreign subsidiaries are managed primarily through local currency financing, and by foreign currency denominated debt issued by the parent company. As discussed in the interest rate instruments section, the Company has also entered into currency interest rate swaps, which effectively convert the principal and interest cash flows of certain existing debt to foreign currency obligations. The currency translation associated with these obligations is designated as a hedge of the net investment in the foreign subsidiaries and reflected in the currency translation adjustment in shareholders' equity.
     Currency instruments outstanding at June 30, 1994 were as follows:

   ( ) = Liability                      Notional Amount   Carrying Value
   ____________________________________________________________________
   Forward contracts                        $1,873            $ (10)
   Currency options                          1,138               10
   Currency swaps                              646              (62)
                                            ______            ______
                                             3,657              (62)

   The aggregate notional amount of currency instruments with off-balance sheet risk at June 30, 1993 was $2,409. The aggregate notional amount of currency instruments outstanding at June 30, 1994 increased over the prior year primarily due to an increased level of transaction hedging activity by our international subsidiaries, a timing change related to certain purchased option contracts, and the impact of a weaker dollar at year end which increased the notional value in dollars. The major currency exposures hedged by the Company include the German mark, Japanese yen and British pound sterling.
     The aggregate fair value of currency instruments at June 30, 1994 and 1993 included the following unrealized amounts: $11 in net gains ($16 in gains, offset by $5 in losses), and $17 in net gains ($36 in gains, offset by $19 in losses), respectively.

   OTHER FINANCIAL INSTRUMENTS
   The carrying value of other financial instruments approximated fair value at June 30, 1994 and 1993.

   CREDIT RISK
   Credit risk arising from the inability of a counterparty to meet the terms of the contracts is generally limited to the amounts, if any, by which the counterparties' obligations exceed the obligations of the Company. It is the Company's policy to only enter into financial instruments with a diversity of creditworthy counterparties. Therefore, the Company does not expect to incur credit losses on financial instruments.

   MARKET VALUATION METHODS
   The estimated fair value amounts of financial instruments presented have been determined using available market information and valuation methodologies, primarily discounted cash flow analysis. Such estimates require considerable judgments in interpreting market data, and changes in assumptions or estimation methods may significantly affect the fair value estimates.

7. SHAREHOLDERS' EQUITY (Share Amounts in Thousands)
   PREFERRED STOCK
   Authorized Class A preferred stock is 600,000 shares without par value with stated value of $1 per share.
       There were 34,269, 35,246, and 35,872 outstanding shares of Series A ESOP Convertible Class A Preferred Stock issued at $27.50 per share and held by the employee stock ownership plan at June 30, 1994, 1993 and 1992, respectively. There were 977, 626, and 324 shares converted into common shares and retired in 1994, 1993, and 1992 respectively. Each issued share has a liquidation value of $27.50 and is convertible at the option of the holder into one share of the Company's common stock.
       There were 19,142 shares of Series B ESOP Convertible Class A Preferred Stock issued to the employee stock ownership plan in December 1990 at $52.24 per share and are currently outstanding. Each issued share has a liquidation value of $52.24 and is convertible at the option of the holder into one share of the Company's common stock.

   At June 30, 1994 there were 200,000 shares of authorized and unissued Class B preferred stock (non-voting) without par value with stated value of $1 per share.

   COMMON STOCK
   Authorized common stock is 2,000,000 shares without par value and with stated value of $1 per share. Changes in outstanding shares were as follows:

                           The Procter & Gamble Company and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions except per share amounts)

   Years ended June 30                                   1994         1993        1992
   ____________________________________________________________________________________
   Shares outstanding beginning of year (excludes
     55,521, 55,866 and 55,956 treasury shares)        681,754      678,794     676,179
   Purchased for treasury                                 (255)      (1,401)     (1,270)
   Issued for employee plans (includes 1,275,
     1,746 and 1,360 treasury shares)                    2,849        4,361       3,885
   ____________________________________________________________________________________
   Shares outstanding end of year (excludes
     54,501, 55,521 and 55,866 treasury shares)        684,348      681,754     678,794

   Under the Company's stock option plans, options have been granted to key employees to purchase common shares of the Company within a ten-year term at the market value on the dates of the grants. Stock option activity was as follows:

   Years Ended June 30                   1994                1993                1992
   ______________________________________________________________________________________________
                                                  Average             Average             Average
                                        Shares      Price   Shares      Price   Shares      Price
   ______________________________________________________________________________________________
   Outstanding at beginning of year     28,497     $34.73   27,822     $30.56   26,820     $25.97
   Options granted                       3,880      56.81    4,279      51.56    4,616      51.02
   Options exercised                    (1,673)     21.35   (3,380)     21.08   (3,341)     21.34
   Options canceled                       (148)     43.16     (224)     43.94     (273)     38.34
   _______________________________________________________________________________________________
   Outstanding at end of year           30,556      38.23   28,497      34.73   27,822      30.56
   Options exercisable at June 30       26,685              24,255              23,254

   There were 6,418, 3,095, and 11,791 shares available for the granting of options at June 30, 1994, 1993, and 1992, respectively.

   ADDITIONAL PAID-IN CAPITAL
   Increases in additional paid-in capital resulted from the conversion of preferred shares and the excess amount realized over the stated value of common shares issued pursuant to employee stock option and remuneration plans and amounted to $83, $112 and $99 for the years ended June 30, 1994, 1993 and 1992, respectively. The transfer to common shares and related expenses of the two-for-one stock split reduced additional paid-in capital by $342 in 1992.

   CURRENCY TRANSLATION ADJUSTMENTS credited/(charged) to shareholders' equity amounted to $36, ($211) and $168 during the years ended June 30, 1994, 1993 and 1992, including tax effects of $30, ($1) and $39.

   RESERVE FOR EMPLOYEE STOCK OWNERSHIP PLAN DEBT RETIREMENT was reduced by $49, $46 and $43 during the years ended June 30, 1994, 1993 and 1992 for repayments of the Series A ESOP debt principal.

8. RETIREMENT PLANS
   PROFIT SHARING PLANS
   The Company maintains defined contribution profit sharing plans which provide retirement benefits to a significant number of employees. Amounts credited to these plans were:

   Years Ended June 30                                      1994      1993      1992
   _________________________________________________________________________________
   Preferred shares of Procter & Gamble stock allocated
     at market value                                        $117      $111      $104
   Profit sharing expense-cash contributions                 157       167       172
   Benefits earned by participants                           274       278       276

   The Procter & Gamble Profit Sharing Trust and Employee Stock Ownership Plan is the largest plan and covers most employees in the United States. Annual credits to participants' accounts are based on individual base salary and years of service. The total credited to all accounts does not exceed 15% of total salaries and wages of participants. Within this plan, a leveraged employee stock ownership trust borrowed $1 billion in 1989 and the Company has guaranteed this debt. The proceeds were used to buy Series A ESOP Convertible Class A Preferred Stock and shares are allocated each year to individual accounts.
     Principal and interest payments of $117 on the borrowed funds were paid each fiscal year by the trust from dividends on preferred shares and cash payments from the Company as follows:

   Years Ended June 30             1994                      1993                      1992

_____________________________________________________________________________________________________
                       Interest   Principal Total Interest  Principal Total Interest  Principal  Total
                       ________   _________ _____ ________  _________ _____ ________  _________  _____
   Preferred dividends   $22         $49     $71    $26        $46     $72    $30        $43      $73
   Company payment        46          --      46     45         --      45     44         --       44

_____________________________________________________________________________________________________

   Total debt service     68          49     117     71         46     117     74         43      117

   PENSION PLANS
   Other employees, primarily outside the U.S., are covered by local pension or retirement plans. Pension expense included:

   Years Ended June 30                                 1994      1993      1992
   ____________________________________________________________________________
   Benefits earned by participants during the year     $ 84      $ 66      $ 57
   Interest on projected benefit obligations             97        86        73
   Return on plan assets                                (63)      (71)      (53)
   Net amortizations and other                            3        15        (1)
   ____________________________________________________________________________
   Pension expense                                      121        96        76

     Funded plan assets are held in restricted trusts or foundations that are segregated from the assets of the Company. The assets are held in stocks, bonds, insurance contracts and other investments within the limits prescribed by local laws and in line with local investment practices for pension and retirement plans. Funding policies vary by country and consider such factors as actuarial reports, tax regulations and local practices.
     Obligations and assets at year-end were:

   June 30                                               1994      1993      1992
   ______________________________________________________________________________
   Accumulated benefit obligation                      $1,125    $  870    $  857
   Vested benefit obligation                              979       770       760
   Net assets at market value                             806       690       636
   Projected benefit obligation                         1,488     1,158     1,126
   Unrecognized prior service costs and losses            165        84       162
   Accrued pension costs                                  517       384       328

     Benefit obligations were based on a long term rate of return on plan assets of 9% and a rate of increase in compensation of 6% for all years presented; the average discount rate was 7.4% for 1994, and 8.0% for 1993 and 1992.

   OTHER RETIREE BENEFITS
   The Company provides certain health care and life insurance benefits for substantially all of the Company's domestic employees who become eligible for these benefits when they meet minimum age and service requirements. Generally, the health care plans require contributions from retirees and pay a stated percentage of expenses reduced by deductibles and other coverages. Retiree contributions change annually in line with medical cost trends.

                              The Procter & Gamble Company and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions except per share amounts)


     In 1990, The P&G Profit Sharing Trust and Employee Stock Ownership Plan borrowed $1,000 which is guaranteed and carried as debt by the Company. The proceeds were used to buy plan assets of 19.142 million shares of Series B ESOP Convertible Class A Preferred Stock of the Company for the purpose of partially funding retiree medical benefits. The fair values of the shares at June 30, 1994 and 1993 were $1,022 and $1,000. There were also other employee benefit trust assets of $40 and $21 on June 30, 1994 and 1993. Interest payments on the loan amounted to $94, $94 and $101 in 1994, 1993 and 1992, with $79 funded each year by preferred stock dividends and the remainder by Company cash payments. The preferred stock dividends were presented as a reduction of interest expense in 1992; beginning in 1993, concurrent with the adoption of Statement of Financial Accounting Standards (SFAS) No. 106, Accounting For Postretirement Benefits Other Than Pensions, these dividends were considered a reduction of benefit expense.
     Effective July 1, 1992, the Company implemented SFAS No. 106, which requires earlier recognition of costs on an accrual basis rather than the previous cash, or pay-as-you-go, basis. The effect of the accounting change on prior years, or accumulated benefit obligation, was $1,422, or $900 after tax, at July 1, 1992. The accumulated benefit obligation and net liability at year-end were:

     ACCUMULATED BENEFIT OBLIGATION AND NET LIABILITY
       June 30                                              1994    1993
       _______________________________________________________________

       Retirees                                           $  512  $  463
       Employees eligible to retire                          126     186
       Other active employees                                603     903
                                                          ______  ______
         Accumulated benefit obligation                    1,241   1,552
       Unrecognized gain/(loss)                              293     (80)
       Less: plan assets                                     (61)    (21)
                                                          ______  ______
       Net liability                                       1,473   1,451

     In 1992, benefit expense was $31. In 1994 and 1993 expenses were:

     BENEFIT EXPENSE
       Years Ended June 30                                  1994    1993
       _______________________________________________________________
       Benefits earned by employees during the year       $   60  $   59
       Interest cost on accumulated benefit obligation       116     113
       Return on plan assets                                 (21)     --
       Net amortization and deferral                         (79)    (90)
                                                          ______  ______
         Sub-total                                            76      82
       Dividends on plan's preferred stock                   (79)    (79)
                                                          ______  ______
       Benefit expense                                        (3)      3

     Expense is determined by using preceding year-end rate assumptions as follows:
                                                            1994    1993
       _________________________________________________________________
       Discount rate                                        8.0%    8.0%
       Assumed rate of return on plan assets                9.0%    9.0%
       Initial health care cost trend rate*                11.0%   12.7%

       *Assumed at June 30, 1994 to decline gradually to 5% in 2006 and thereafter. Assumed at June 30, 1993 to decline gradually to 6% in 2008 and thereafter.

     The pre-tax effect of a 1% increase in the assumed health care cost trend rate would increase the accumulated benefit obligations at June 30, 1994 and 1993 by approximately $185 and $243, along with increases of $33 and $34 in the 1994 and 1993 annual costs.

9. INCOME TAXES
   Effective July 1, 1992, the Company adopted SFAS #109, Accounting for Income Taxes. The cumulative effect of the accounting change in prior years was $25 added tax expense.
     The components of earnings before income taxes and prior years' effects of accounting changes were:

   Years Ended June 30                                   1994      1993       1992
   _______________________________________________________________________________
   United States                                       $2,216    $  318    $ 2,166
   International                                        1,130        31        719
   _______________________________________________________________________________
       Total                                            3,346       349      2,885

     Income tax expenses including prior years' effect of accounting changes were:

   Years Ended June 30                                   1994      1993      1992
   _______________________________________________________________________________
   Current tax expense
     United States Federal                             $  574    $  635    $  556
     International                                        298       432       242
     Other                                                 67        78        90
   _______________________________________________________________________________
       Total                                              939     1,145       888
   Deferred tax expense
     United States Federal                                118      (489)       76
     International & other                                 78      (576)       49
   _______________________________________________________________________________
       Total                                              196    (1,065)      125
   Deferred Taxes on prior years' effect of accounting
     changes                                               --      (497)       --

     Taxes credited to Shareholders' Equity for the years ended June 30, 1994 and 1993 were $91 and $74.
     Taxes generally are provided currently on undistributed earnings of foreign subsidiaries, except when those earnings are considered to be reinvested indefinitely ($2,731 at June 30, 1994).
     The components of deferred income tax expense were:

   Years Ended June 30                                   1994      1993      1992
   _______________________________________________________________________________
   Depreciation                                        $   84    $   73    $   77
   Provision for restructuring                            223      (912)       52
   Other                                                 (111)     (226)       (4)
   _______________________________________________________________________________
   Total                                                  196    (1,065)      125

   Deferred tax assets and liabilities included:

   June 30                                1994                                1993

_________________________________________________________________________________________________
                              Assets   Liabilities     Total     Assets    Liabilities    Total
                              ______   ___________     _____     ______    ___________    _____
   Current deferred taxes
     Restructuring reserve    $ 274    $        --     $  274    $ 234     $        --    $  234
     Other                      442             --        442      506              --       506
   ______________________________________________________________________________________________
       Total                    716             --        716      740              --       740
   Non-current deferred taxes
     Depreciation                --         (1,173)    (1,173)      --          (1,133)   (1,133)
     Restructuring reserve      364             --        364      623              --       623
     Postretirement benefits    540             --        540      522              --       522
     Loss carryforwards         282             --        282      226              --       226
     Valuation reserves        (262)            --       (262)    (226)             --      (226)
     Other                       --            (98)       (98)      --            (195)     (195)
   ______________________________________________________________________________________________
       Total                    924         (1,271)      (347)   1,145          (1,328)     (183)

     The effective income tax rates, excluding prior years' effect of accounting changes were 33.9%, 22.9% and 35.1% in 1994, 1993 and 1992 compared to the U.S. statutory rate of 35% for 1994 and 34% for 1993 and 1992. In 1993, the effective rate was increased 4.2% by state and local taxes, and 5.1% by goodwill and other acquisition effects; and decreased 15.0% by the impact of international rates and credits. In 1992, state and local taxes increased the rate by 1.8%.

10.  SEGMENT INFORMATION
       The Company's operations are characterized by interrelated raw materials and manufacturing facilities and centralized research and administrative staff functions, making any separate profit determination by product group dependent upon the assumptions regarding the allocation of common costs. Different assumptions or physical or organizational arrangements would produce different results.
       Sales between geographic areas and those between business segments included in net sales are made at prices approximating market and are eliminated from total net sales. Corporate earnings include interest income and expense and other general corporate income and expense. Corporate assets include primarily cash and cash equivalents.


       Laundry and Cleaning Products include detergents, hard surface cleaners and fabric conditioners. Personal Care Products include personal cleansing products, deodorants, hair care products, skin care products, cosmetics, oral care products, paper tissue products, disposable diapers, digestive health products, respiratory care products, and other pharmaceuticals. Sales of disposable diapers represented approximately 15%, 15% and 16% of consolidated sales in 1994, 1993 and 1992 respectively. Food and Beverage Products include shortening and oil, snacks, prepared baking mixes, peanut butter, coffee, and juice products. Products of the Laundry and Cleaning, Personal Care, and Food and Beverage segments are distributed primarily through grocery stores and other retail outlets. Pulp and Chemicals are sold direct to customers and through jobbers. Net sales of Pulp and Chemicals include intersegment sales amounting to $146 in 1994, $309 in 1993 and $449 in 1992.

     GEOGRAPHIC AREAS
                                                                 International
                                                       __________________________________
                                                                 Canada, Asia,
                                                                 Latin America
     Years Ended June 30          United States        Europe      and Other       Total     Corporate     Total
     ____________________________________________________________________________________________________________
     Net Sales              1992     $15,579           $8,371      $6,211         $14,582    $ (799)      $29,362
                            1993      15,362            9,206       6,650          15,856      (785)       30,433
                            1994      15,019            8,671       7,387          16,058      (781)       30,296
     ____________________________________________________________________________________________________________
     Net Earnings Before    1992       1,461              362*        263             625      (214)        1,872
     Prior Years' Effect    1993**       415               28          59              87      (233)          269
     of Accounting Changes  1994       1,691              424         343             767      (247)***     2,211
     ____________________________________________________________________________________________________________
     Assets                 1992      10,811            6,329       4,060          10,389     2,825        24,025
                            1993      10,027            5,471       4,641          10,112     4,796        24,935
                            1994       9,948            5,535       5,153          10,688     4,899        25,535

       *Includes a 1992 gain of $61 on the sale of an Italian coffee business.

      **Includes 1993 after-tax provisions for restructuring in the United States  $1,138; Europe  $314; Canada, Asia,
        Latin America and Other - $266; and Corporate - $28. Total - $1,746.

     ***Includes a 1994 after-tax charge of $102 to close out the written option portion of two leveraged interest rate swaps.

     BUSINESS SEGMENTS
                                                         Product Groups
                                           _______________________________________________
                                           Laundry and   Personal    Food and     Pulp and
     Years Ended June 30                   Cleaning      Care        Beverage     Chemicals  Corporate    Total
     __________________________________________________________________________________________________________
     Net Sales                    1992     $ 9,531       $15,142     $3,709       $1,429     $ (449)      $29,362
                                  1993      10,061        16,238      3,271        1,172       (309)       30,433
                                  1994       9,762        16,640      3,290          750       (146)       30,296
     ____________________________________________________________________________________________________________
     Earnings Before Income       1992       1,278         1,651        229*          74       (347)        2,885
     Taxes & Prior Years' Effect  1993**       837           117       (195)         (59)      (351)          349
     of Accounting Changes        1994       1,483         1,946        371           26       (480)***     3,346
     ____________________________________________________________________________________________________________
     Assets                       1992       4,399        12,630      2,492        1,679      2,825        24,025
                                  1993       4,422        12,811      2,173          733      4,796        24,935
                                  1994       4,690        13,184      2,054          708      4,899        25,535
     ____________________________________________________________________________________________________________
     Capital                      1992         467         1,125        151          143         25         1,911
     Expenditures                 1993         575         1,134        107           80         15         1,911
                                  1994         588         1,060        136           40         17         1,841
     ____________________________________________________________________________________________________________
     Depreciation,                1992         215           593        129          108          6         1,051
     Depletion and                1993         233           675        144           78         10         1,140
     Amortization                 1994         248           720        113           40         13         1,134

       *Includes a 1992 gain of $103 on the sale of an Italian coffee business.

      **Includes 1993 provisions for restructuring of Laundry and Cleaning - $559; Personal Care - $1,539; Food and
        Beverage - $450; Pulp and Chemicals - $123; and Corporate - $34. Total - $2,705.

     ***Includes a 1994 charge of $157 to close out the written option portion of two leveraged interest rate swaps.

11.  QUARTERLY RESULTS (UNAUDITED)

     Millions of Dollars Except Per Share Amounts Quarter Ended                 Total
     ____________________________________________________________________________________
                                                  Sept. 30  Dec. 31   Mar. 31   Jun. 30   Year
                                                  _______________________________________________________
     Net sales                          1993-94   $7,564    $7,788    $7,441    $7,503    $30,296
                                        1992-93    7,879     7,839     7,350     7,365     30,433
     Operating income                   1993-94    1,085     1,023       923       549      3,580
                                        1992-93      720       914       767    (1,945)       456
     Earnings/(Loss) before income      1993-94    1,054     1,005       726       561      3,346
       taxes & prior years' effect of   1992-93      657       882       747    (1,937)       349
       accounting changes
     *Net earnings                      1993-94      670       653       482       406      2,211
                                        1992-93     (515)      576       502    (1,219)      (656)
     Per common share:
       *Net earnings/(loss) before      1993-94      .95       .92       .66       .56       3.09
         prior years' effect of         1992-93      .57       .81       .70     (1.83)       .25
         accounting changes
       *Net earnings/(loss)             1993-94      .95       .92       .66       .56       3.09
                                        1992-93     (.79)      .81       .70     (1.83)     (1.11)
       *Net earnings/(loss)             1993-94      .89       .85       .64       .53       2.91
         assuming full dilution         1992-93     (.71)      .76       .66     (1.67)      (.96)

      *1992-93 includes a restructuring charge of $200 after tax in September and $1,546 after tax in June, and a $925 charge for the prior years' effect of accounting changes in the September quarter.

FINANCIAL REVIEW 1979-1994

     Years Ended June 30 (Millions of Dollars Except Per Share Amounts)
                                          1979       1980      1981      1982      1983      1984
     ____________________________________________________________________________________________
     Net Sales                          $9,329    $10,772   $11,416   $11,994   $12,452   $12,946
     Operating Income                   $1,044    $ 1,123   $ 1,201   $ 1,365   $ 1,529   $ 1,387
     Net Earnings                       $  575    $   640   $   593** $   777   $   866   $   890
     Net Earnings Per Common Share      $  .87    $   .97   $   .90** $  1.17   $  1.30   $  1.34
     Net Earnings as Percent of
       Net Sales                          6.2%       5.9%      5.2%**     6.5%     7.0%      6.9%
     Dividends Per Common Share         $ .388    $  .425   $  .475   $  .513   $  .563   $   .60

      *Includes in 1987 a pre-tax charge of $805 for restructuring reserve and in 1993 a pre-tax charge of $2,705 for a restructuring reserve.

     **Includes in 1981 an extraordinary charge of $75 ($.12 per common share) associated with the suspension of sale of Rely tampons; in 1987, a charge of $459 ($.68 per common share) for a restructuring reserve; in 1993, a charge of $1,746 ($2.57 per share) for restructuring reserves and a charge for the prior years' effect of accounting changes of $925 ($1.36 per common share);
       and in 1994, a charge of $102 ($.15 per common share) to write-off the option portion of two interest rate swaps.
       Net earnings and dividends per common share have been adjusted for the stock splits in 1983,
       1989 and 1992.

ANALYSIS AND DISCUSSION

     1994 -- Worldwide net earnings were $2,211 million including a $102 million after-tax charge for writing off the option portion of two interest rate swap contracts. In the previous year, an after-tax loss of $656 million was recorded due to two unusual items: restructuring reserves totaling $1,746 million after-tax, and the prior years' effects of two accounting changes amounting to $925 million. Excluding these unusual items in both years, net earnings would have been $2,313 million in 1994, up 15% over earnings of $2,015 million in the previous year. Foreign exchange rates reduced net earnings by less than 3%.
       Net sales for the year just ended were $30.3 billion, about even with sales of $30.4 billion in the previous year. Growth in unit volume increased net sales by 5%. This increase was offset by less favorable foreign exchange rates, 4%, and the divestiture of our pulp and 100% juice businesses and lower selling prices, 1%.
       Excluding acquisitions and divestitures, worldwide unit volumes were up 5%, 4% in the United States and 7% in International. Including acquisitions and divestitures, worldwide unit volume would be up 5%, with U.S. up 1% and International up 10%.
       Cost of products sold as a percentage of net sales was 57.3%, which compares with 58.1% for the preceding year. Restructuring savings contributed .2% of this .8% decline as plant sourcing savings from lower depreciation and enrollment reductions are beginning to be realized.
       Marketing, administrative and other operating expenses were 30.9% of sales, down from 31.5% in the previous year which can entirely be ascribed to restructuring savings, primarily from enrollment reductions.
       Operating income, excluding restructuring reserves in the prior year, was up 13%, and pretax operating margins were 11.8% compared to 10.4% a year ago.
       Interest expenses decreased $70 million from the previous year due to lower borrowing rates and lower debt outstanding. Other income/expense, net decreased $197 million from the prior year reflecting the $157 million loss on two interest swaps this past year and $41 million one-time profit in the previous year from the sale of businesses.
       The effective tax rate was 33.9% for 1994, which compares with 22.9% for 1993. The 1993 restructuring reserve reduced pre-tax earnings significantly and accentuated the percent impact of certain cost elements not tax affected at the 34% U.S. statutory rate. Excluding the restructuring reserve, the 1993 effective tax rate would have been 34.0%.

                          The Procter & Gamble Company and Subsidiaries

   1985        1986         1987        1988         1989         1990        1991         1992        1993            1994
___________________________________________________________________________________________________________________________
$13,552     $15,439      $17,000     $19,336      $21,398      $24,081     $27,026      $29,362     $30,433         $30,296
$   976     $ 1,305      $   807*    $ 1,796      $ 2,039      $ 2,302     $ 2,702      $ 2,867     $   456*        $ 3,580
$   635     $   709      $   327**   $ 1,020      $ 1,206      $ 1,602     $ 1,773      $ 1,872     $  (656)**      $ 2,211**
$   .95     $  1.05      $   .47**   $  1.49      $  1.78      $  2.25     $  2.46      $  2.62     $ (1.11)**      $  3.09**

   4.7%        4.6%         1.9%**      5.3%         5.6%         6.7%        6.6%         6.4%           --           7.3%**
$   .65     $  .656      $  .675     $  .688      $   .75      $  .875     $  .975      $ 1.025     $   1.10        $  1.24





       In the following year-to-year comparison of geographic and business segments, the previous year's earnings have been adjusted upward to exclude the cost impact of restructuring reserves and all volume comparisons exclude the impact of acquisitions and divestures to more comparably present on-going results of the year just ended with those of the prior year.
       In the United States, after-tax earnings were up 9% versus the previous year. Net profit margins improved to a record 11.3% with restructuring benefits and other cost improvements contributing to the increase over the previous year's 10.1% margin. Unit volume increased 4%, while net sales declined 2%, primarily due to the divestiture of the pulp and 100% juice businesses and, to a lesser degree, lower pricing.
       Total International after-tax earnings were up 15% over the previous year's results with net profit margins improving by 14%, from 4.2% to 4.8%. International unit volume increased 7%, and net sales were up just 1% from the prior year due primarily to the impact of exchange rates.
       Net earnings in Europe were up 24% on a unit volume gain of 5% primarily due to lower product cost. Net sales were down 6% due to exchange rates. Excluding exchange effects, sales in Europe would have been up 5%. In the balance of International, net earnings were up 6% on a unit volume increase of 9%. Net sales were up 11%.
       Worldwide laundry and cleaning products earnings were up 6% on unit volume growth of 3%, primarily in the U.S. Unit shipment increases in the global laundry and fabric conditioner categories accounted for the largest increases in unit volumes shipped, while hard surface cleaners led the U.S. in the percentage increase of units shipped. Net sales were down 3% due to exchange rate effects and lower pricing.
       Personal Care earnings were up 18% on an 8% unit volume increase. The global hair care business contributed about 50% of the unit volume growth largely due to the growth of Pantene Pro-V and Vidal Sassoon. The Personal Care net sales increase of 2% was depressed by the impact of exchange rates and lower pricing.
       Food and Beverage earnings were up 45% to a record $371 million, importantly due to the full year effect of the 100% juice divestiture in fiscal 1993. The profit margin was 11%, in line with the Company average. Unit volume was up 1% due largely to the growth of Sunny Delight juice in the U.S. and Pringles worldwide.

     The recent crop freezes in Brazil will reduce the supply of coffee which has resulted in higher green coffee bean prices. The freeze did not negatively impact earnings in the year just ended. However, higher selling prices could contract the size of the coffee market in 1994/95 and beyond. Although this could negatively impact coffee profits, the effect is not expected to be material to the Company's earnings.
       Pulp and Chemicals earnings and sales declined substantially due to the sale of all but the timberland portion of our pulp business. This resulted in a total decline of $38 million in earnings and $422 million in sales. The sale of the timberlands was concluded in July 1994.
       The $163 million decline in pre-tax earnings in the Corporate segment is primarily due to the previously discussed $157 million pre-tax loss from closing the option portion of two interest rate swaps.
       1993 -- Worldwide, the Company had a $656 million after-tax loss due to two unusual items, the restructuring reserves and accounting changes described below:
        - A $1,746 million after-tax provision for restructuring was established including (1) $1,546 million in the fourth quarter to cover worldwide manufacturing consolidations and an overhead reduction initiative through organizational restructuring under the Strengthening Global Effectiveness (SGE) program; and (2) an after-tax reserve of $200 million in September 1992 for divestiture of the 100% juice business.
        - Two new mandatory accounting standards covering retiree health and life insurance benefits, and deferred taxes, SFAS No.106 and No.109, respectively, were retroactively adopted effective July, 1992. The current and prior years' impacts on net earnings were $63 million and $925 million, respectively.
       Excluding the restructuring reserves and the prior years' effect of accounting changes, net earnings would have been $2,015 million. Also, excluding the $63 million current year effect of accounting changes, 1993 net earnings would have been $2,078 million up 11% from the previous year.
       Net sales exceeded $30 billion for the first time and were up 4% compared with the previous year. Worldwide unit volume grew 3% led by a 10% increase in the International businesses. United States unit volume excluding the divested juice and pulp business was up only 1% for the full year, but improved during each quarter of the year with volume up 6% in the April-June quarter.
       Worldwide cost of products sold as a percentage of net sales was 58.1% which compared with 59.0% for the previous year. Marketing, administrative and other expenses as a percentage of net sales was 31.5%, up from 31.2% in the previous year.
       Operating Income excluding the restructuring provision was up 10% from the previous year, and the operating margin was 10.4% in 1993, up from 9.8% and 10.0% in the previous two years.
       Interest expense increased $42 million. This included $79 million from preferred dividends no longer reducing interest expense for accounting purposes beginning in 1993, partially offset by $37 million lower interest expense primarily from lower borrowing rates. Other income/expense, net decreased $83 million, primarily due to a $103 million gain on the sale of the Italian coffee business in the previous year.
       The unusually low 22.9% effective tax rate in 1993 was due to the pre-tax restructuring reserve reducing before tax earnings to a relatively small amount which accentuated the percentage impact of certain cost elements not tax affected at the 34% U.S. statutory rate. Excluding the restructuring reserve, the 1993 effective tax rate would have been 34.0% which compares with 35.1% and 34.0% for the previous two years.

                              The Procter & Gamble Company and Subsidiaries

       In the following year-to-year comparisons of geographic and business segments, 1993 earnings have been adjusted upward to exclude the cost impact of the restructuring reserves and the current and prior years' effect of accounting changes to make the ongoing results for 1993 and 1992 more comparable.
       In the United States, after-tax earnings were $1,558 million, up 7% from the previous year. The net profit margin for the year was 10.1%, the highest level achieved over the past decade and up from 9.4% in 1992. Notable margin improvements were realized by laundry and cleaning products and food and beverage products, primarily coffee and peanut butter.
       International after-tax earnings were $681 million, up 9% over the previous year. International again established a unit volume record, with double-digit increases in Latin America, Asia-Pacific, European paper and citrus products, and the Middle East-Africa-General Export businesses.
       Worldwide laundry and cleaning earnings were $1,389 million, up 9% versus the previous year. The profit margin was 13.8%, up slightly from 13.4% in the previous year. Segment sales grew 6% to $10 billion on an 8% increase in unit volumes, led by double digit gains in International.
       Personal care earnings were virtually the same as the previous year. Lower domestic diaper earnings offset earnings growth elsewhere in the segment. Segment sales increased 7% to $16 billion in 1993. International sales were up 13% and broadly based. U.S. sales were up 1% with lower diaper volumes slowing the growth in domestic sales.
       Food and beverage segment earnings were up 98% to $249 million versus $126 million in the previous year, excluding the one-time 1992 gain from sale of the Italian coffee business. The profit margin more than doubled, increasing to 7.6% in 1993 due primarily to the divestiture of the 100% juice business. Sales were down $438 million, due to a 7% decline in shipment volume, primarily reflecting the divestiture of the 100% juice business.
       Pulp and chemicals earnings were down $12 million to $62 million and sales were down 18% with the declines largely attributable to the divestiture of the pulp business in 1993.
       During the year, the Company entered into agreements to dispose of most of its commercial pulp business. Although the pulp business has been profitable, Company strategy no longer recognizes an advantage to vertical integration of the pulp supply for its consumer paper brands. These assets have been sold to focus efforts on and to fund the growth of the Company's consumer businesses. The sales, which include pulp plants and timberlands, are expected to bring a total price of $1.2 billion, including $.7 billion received in 1993. The impact on 1993 earnings was not material, and the impact from the remaining sales is not expected to be material.

FINANCIAL CONDITION
     JUNE 30, 1994
     The Company's balance sheet remains strong. Cash and cash equivalents totaled $2,373 million, an increase of $51 million from the previous year. Cash flow from operating activities reached a record $3,649 million up $311 million over the previous year, despite the negative cash impact of executing the projects contained in the 1993 restructuring reserves. Charges in 1994 to the restructuring reserve established in June 1993 totaled $600 million of which $360 million impacted cash primarily due to separation costs. Increased earnings and continuing reductions in working capital were key factors in offsetting these charges.
       Total debt excluding exchange effects decreased $664 million from the previous year-end, reflecting reductions in both short term and long term debt.
       Accrued environmental liabilities for on-site remediation and certain settlement costs at June 30, 1994 and 1993 amounted to $127 million and $133 million respectively. At both year-

                              The Procter & Gamble Company and Subsidiaries
     ends, the majority of these liabilities were anticipated exit costs accrued in the 1993 restructuring reserve and related to the closing of manufacturing facilities. In addition, the Company is involved in clean-up efforts at off-site Superfund locations, many of which are still in the preliminary stages of investigation. The related off-site liabilities for these efforts at June 30, 1994 and 1993 were $8 million and $9 million respectively, with a high end of the range at June 30, 1994 of $12 million. Remediation and settlement expenses at all sites were not material during the past fiscal year.
       Regarding investing activities, capital expenditures were approximately the same level for each of the past three years and were $1.8 billion and $1.9 billion for 1994 and 1993 respectively. A similar level of capital expenditures is anticipated in the coming year.
       Dividends of $1.24 per common share were paid during the past year, up from $1.10 and $1.025 per share in the previous two years. In July 1994, the Company announced a 13% increase in the annual rate from $1.24 to $1.40 per common share, effective with the quarterly dividend paid in mid-August to shareholders of record on July 22, 1994. This marks the 39th consecutive fiscal year of increased common share dividend payments.
       The effects of inflation have not been a significant factor on earnings growth in recent years.
       In July 1994, the Company completed the acquisition of the European tissue business of Vereinigte Papierwerke Schickedanz AG which is primarily centered in Germany. This includes Tempo, the leading European paper handkerchief brand and Bess, the leading bath tissue brand in Germany. Also in July 1994, the Company announced the planned acquisition of the Giorgio Beverly Hills Inc. prestige fragrance business from Avon Products, Inc. This included the Giorgio, Red and Wings fragrances for men and women. Both of these acquisitions, with a purchase price totaling about $600 million, are being financed primarily from available cash funds. Also, in July 1994 the Company sold its timberland properties and thereby completed the divestiture of the commercial pulp business. As previously indicated, this divestiture did not have a material impact on earnings.

     JUNE 30, 1993
     Cash and cash equivalents were $2,322 million, an increase of $546 million over the previous year-end. In addition, marketable securities of $306 million were added to the short-term investment portfolio during the year and carried on the balance sheet as a current asset.
       Cash flow from operating activities amounted to $3,338 million, up $313 million from the previous year. Reductions in working capital accounted for $143 million of this increase, and included a $97 million reduction in inventories.
       The increase of $611 million in other assets on the balance sheet was due to increases in joint venture investments and increased receivables from asset sales.
       In fiscal 1993, the Company established restructuring reserves of $2.7 billion, including $2.4 billion for manufacturing consolidations and other organizational restructuring. Of the latter amount, $1.2 billion related to non-cash charges, primarily the carrying value of anticipated disposals of fixed assets from manufacturing plant closings. The remaining $1.2 billion is anticipated cash outlays, primarily employee separations and costs related to separation partially offset by cash anticipated from asset disposals. These outlays will continue over the next several years and are expected to be funded from cash generated from operations.

                                               The Procter & Gamble Company

SHAREHOLDER INFORMATION

     COMMON STOCK PRICE RANGE AND DIVIDENDS
                            Price Range                    Dividends
     _____________________________________________     __________________
                      1993-94       1992-93            1993-94   1992-93
     _____________________________________________     __________________
     Quarter Ended  High   Low     High     Low
     _____________________________________________     __________________
     September 30   $53.63 $45.25  $51.50   $45.88     $.310     $.275
     December 31     58.88  46.88   55.75    47.50      .310      .275
     March 31        60.00  51.25   54.38    49.00      .310      .275
     June 30         58.63  51.75   52.38    45.25      .310      .275
     ____________________________________________________________________


     SHAREHOLDER RECORDS
     Shareholder records are maintained by the Company. Questions concerning shareholder accounts, stock transfer or name changes should be directed to the Shareholder Services Department address shown at right or by calling 1-800-742-6253.

     Stock certificates are valuable and should be safeguarded since replacement takes time and requires a service charge to the shareholder. If a stock certificate is lost, stolen or destroyed, notify the Shareholder Services Department promptly.

     Please also notify Shareholder Services in writing of any address change. This will help prevent returned dividend checks and other financial mailings.

     DUPLICATE MAILINGS
     Financial reports must be mailed for each separate account unless you instruct us otherwise. If you wish to help us reduce costs by discontinuing multiple mailings to your address, please contact Shareholder Services.

     DIVIDEND REINVESTMENT
     A Dividend Reinvestment Plan is available to shareholders of record. If interested, contact the Shareholder Services Department.

     SHAREHOLDERS' MEETING
     The next annual meeting of the shareholders will be held on Tuesday, October 11, 1994, at the Company's General Offices, Two Procter & Gamble Plaza, Cincinnati, OH 45202.

     TRANSFER AGENT
     The Procter & Gamble Company
     Shareholder Services Department
     P.O. Box 599
     Cincinnati, Ohio 45201-0599

     REGISTRAR
     PNC Bank, Ohio, N.A.
     P.O. Box 1198
     Cincinnati, Ohio 45201-1198

     EXCHANGE LISTING
     New York, Cincinnati, Amsterdam, Paris, Basle, Geneva, Lausanne, Zurich, Frankfurt, Antwerp, Brussels, Tokyo.

     SHAREHOLDERS OF COMMON STOCK
     There were 198,078 Common Stock shareholders of record, including participants in the Dividend Reinvestment Plan and the Stock
     Investment Program, as of July 22, 1994.

     FORM 10-K
     Beginning in October 1994, shareholders may obtain a copy of the Company's 1994 report to the Securities and Exchange Commission on Form 10-K by sending a request to Mr. Robert J. Thompson, Manager, Shareholder Services, at the above Shareholder Services address.

     COMPANY INFORMATION
     Copies of P&G's global Environmental Report, corporate contributions and diversity program reports, corporate brochure and fact sheets are available by writing to the Shareholder Services address above.

     This report printed on recycled paper made from 50% recycled fiber including 10% post-consumer waste.