Form 10-K, Exhibit 13
period 1995-06-30
PROCTER & GAMBLE CO
filed 1995-09-13
CIK 80424

Exhibit 13
                                ----------
        Annual Report to Shareholders.  (Pages 1-5, 18-37, and 40)


TO OUR SHAREHOLDERS

PROCTER & GAMBLE'S CONTINUED FOCUS ON
DELIVERING CONSUMER VALUE LED TO
ACCELERATED GROWTH IN 1994/95.

Good value is the foundation of our business. It builds consumer loyalty to P&G brands - and brand loyalty builds market leadership. That's why value is a permanent, fundamental strategy at Procter & Gamble.
     Our commitment to the essentials of good value has never been stronger. We are providing superior products at a competitive price, and we're doing that by staying focused on the basics: continuous product innovation and relentless cost control.
     As a result of this focus, 1994/95 was an extraordinary year for the Company and its shareholders. Net earnings for fiscal year 1994/95 achieved a record level of $2.6 billion, with earnings per share of $3.71, up 20% versus year ago.

HIGHLIGHTS OF THE YEAR<F1>

- NET EARNINGS were $2.7 billion, up 17%, over earnings of $2.3 billion in 1993/94. This compares with an average annual earnings growth rate of 10% over the previous five years.

-    EARNINGS PER SHARE were $3.78, up 17%.

- AFTER-TAX PROFIT MARGIN was 8.1%. This is the highest level in 45 years.

- UNIT VOLUME grew 10%. This compares to average annual volume growth of 6% over the previous five years.

-    NET SALES of $33.4 billion were up 10%.

- CASH FLOW from operations was $3.6 billion. Over the past five years, cash flow has increased at an average annual rate of 15%.

- DIVIDENDS INCREASED 13% to $1.40 per share. Beginning with the August 1995 dividend, the annual dividend rate will be raised an additional 14% to $1.60 per share, marking the 40th consecutive year of increased dividend payments.

-    RETURN ON EQUITY was 23.4% - the highest level in 45 years.

<F1>These highlights exclude the following unusual items: the $50 million charge against 1994/95 net earnings to cover costs associated with the Kobe, Japan earthquake, and the $102 million charge against 1993/94 net earnings related to two interest rate swaps.

   (Picture of John Pepper, Chairman of the Board and Chief Executive; Ed Artzt, Chairman of the Executive Committee of the Board; and Durk Jager, President and Chief Operating Officer.)

BROAD-BASED GROWTH ACROSS THE REGIONS

- NORTH AMERICA - the United States and Canada - is in good shape. Unit volume for the region increased 6%.
     The principal contributors to U.S. volume growth were Laundry, Hair Care and Tissue and Towel. In Laundry, the Company's new color protection technology helped Tide

   (Caption in second paragraph stating "1994/95 WAS AN EXTRAORDINARY YEAR FOR THE COMPANY AND ITS SHAREHOLDERS.")

and Cheer build P&G's total U.S. Laundry volume to a record level.

     Hair Care volume in the U.S. was up 11% behind strong consumer acceptance of Pantene Pro-V and new products, packages and marketing programs on Vidal Sassoon, Pert Plus and Head & Shoulders shampoos. And the Tissue and Towel businesses grew behind Bounty's Extra Durable and Fun Prints and Charmin Ultra.
     Canada's volume grew 6%, tracking closely with performance in the U.S. The greatest volume gains came from Tide laundry detergent and Pantene Pro-
V. The first time introductions of Bounty towels and Folgers coffee are off to a strong start.

   (Picture of P&G Products - Pantene Pro-V, Ariel, Pampers Uni and Tide)

- EUROPE, MIDDLE EAST AND AFRICA recorded strong growth, with unit volume up 15%.
     Europe, like the U.S., experienced strong market share growth in Laundry Detergents, Paper and Hair Care. The top brand performers included Ariel Futur, a new compact, high performance laundry detergent.
     Pampers also had an excellent year in Europe, reaching an all-time high share despite the introduction of new competitive brands. Alldays Pantyliners strengthened Always' leadership across the entire region. Pantene Pro-V led the continued growth of the European Hair Care business.
     Eastern Europe was a dynamic area of growth for the Company, increasing share in all core categories. The most significant gains were in Laundry, Hair Care, Feminine Protection and Diapers.

- ASIA recorded 24% volume growth led by excellent progress in China and India.
     China remained the fastest-growing business in Asia, with China's largest gains in Hair Care and Laundry. Rejoice shampoo increased its market leadership and, supported by the national expansion of Tide and Ariel, P&G's Laundry detergent volume tripled in the last year.
     In India, the success of Ariel Supersoaker was an important contributor to P&G's growing business in this huge market.
     1995 has been a tremendously challenging year for P&G's

Japanese organization, which managed to build the business despite the ravaging effects of the Kobe earthquake.
     Our Japan Technical Center and Headquarters on Kobe Island was damaged, manufacturing lines at our Akashi paper plant were disrupted and many retailers and distributors shut down.
     Our Japanese organization overcame these obstacles, returning the Akashi plant to full production within a month after the earthquake, working with distributors and retailers to restore distribution, and moving back into the Japan Technical Center in June. Even in the midst of this recovery effort, Japan increased volume 7% for the fiscal year - an achievement that is a real tribute to the dedication and capability

   (Caption in second paragraph stating "AS THIS YEAR'S BROAD-BASED GROWTH DEMONSTRATES, P&G'S VALUE STRATEGIES ARE WORKING.")

of the men and women of our Japanese organization.

- Latin America had a very good year, despite the difficulties of the Mexican peso crisis. Unit volume was up 6% with especially strong increases in Brazil, Peru and Argentina.
     In Brazil, Pampers Uni - P&G's economy-priced diaper - scored a solid success with consumers. Two years ago, prior to the introduction of Uni, P&G's diaper share in Brazil was 13%. Since then, Pampers' share has tripled, retaining the number one position in a market that has grown five-fold.
     Results in Mexico were good, particularly in the face of the nearly 50% devaluation of the peso and the resulting impact on the Mexican economy.
     P&G's business could have been severely affected by the financial effect of this situation and the associated decline in consumer purchasing power. But our Mexican organization worked side-by-side with government officials, suppliers and customers to navigate their way through the crisis. As a result of their outstanding work, the Mexican business fully offset the earnings impact of the peso devaluation.

VALUE STRATEGIES ARE WORKING

As this year's broad-based growth demonstrates, P&G's value strategies are working.
     We are building consumer loyalty to our brands throughout the world with superior products at competitive prices. The resulting growth in our business is contributing directly to better value for our shareholders. In fact, total shareholder return, which averaged 17% over the

   (Caption at top of page stating "VOLUME GROWTH, DELIVERED BY INNOVATION AND LOWER PRICES, IS AN IMPORTANT CONTRIBUTOR TO HIGHER EARNINGS.")

previous five years, was 38% in 1994/95.
     The key to maintaining our current level of growth is to stay focused on delivering better value. First and foremost, this means continuously innovating to provide superior products. Ariel Futur, Pantene Pro-V and carezyme color protection technology are good examples.
     Competitive prices are also critical. This is true in every part of the world - in developing and developed markets alike.

- ON A WORLDWIDE BASIS, WE HAVE REDUCED PRICES on many of our products while also building margins and improving overall product performance. Since 1992/93, list prices (excluding coffee) have declined $1 billion.
     This price reduction largely reflects the move to value pricing, as we have eliminated inefficient promotion costs by rolling them into lower list prices. Through this structural change, we have been able to significantly reduce the net price consumers pay for our products.
     In addition to price reductions on established brands, we are also introducing economy-priced brands in markets where consumer purchasing power is most restricted. Pampers Uni in Latin America is a good example, and there are others.
     In Eastern Europe, the Company's Feminine Protection business in Poland is up six-fold behind the introduction of Always Classic, a lower-priced feminine protection pad. And in India, we've tripled our Bar Soap volume with new Camay Popular - an economy-priced version of Camay.
     Whether we're reducing prices on established brands or introducing new, economy-priced products, the strategy is the same: to offer superior performance at a competitive price. And the strategy is working: in 1994/95, nearly three-fourths of P&G's global categories worldwide maintained or grew market share.

BETTER VALUE FOR CONSUMERS - AND HIGHER EARNINGS FOR P&G

Volume growth, driven by innovation and lower prices, is an important contributor to higher earnings. An essential element of this has been sharp cost control throughout the organization - which we have pursued aggressively for the past several years.
     For example, Product Supply - P&G's purchasing, engineering, manufacturing and distribution organizations - has led a breakthrough effort to reduce the total delivered costs of our products. Their goal, established in 1991, was to hold these costs flat on a per case basis for four years.
     They have exceeded this goal, not only offsetting inflation and the cost of product improvements, but actually reducing costs by over $1 per case, versus the 1990/91 base. This equates to approximately $1.6 billion in savings, further enhancing our ability to price competitively while building margins.

- THE WORLDWIDE PLANT CONSOLIDATION AND ORGANIZATION RESTRUCTURING announced in 1993 has also contributed to effective cost control. We committed to save at least $500 million after tax per year by 1995/96. We have already achieved $400 million or 80% of that total in less than two years.
     As with total delivered cost reductions, these savings have allowed us to price competitively, to increase research and development spending, and to improve profit margins.
     In short, P&G brands are a better value for consumers and are more profitable at the same time. As a result, P&G has delivered volume and earnings growth well above historical averages and the highest profit margins in 45 years.

P&G PEOPLE DELIVER ACCELERATED GROWTH

As always, the Company's ability to deliver this kind of breakthrough performance comes from the strength and commitment of our people.
     The quality and depth of the men and women building our business today are unprecedented. We can see this strength in the way our Company responded to extraordinary challenges in 1994/95 - recovering from the earthquake in Japan, responding to the peso crisis in Mexico, and winning against fierce competition in every part of the world.
     We are stronger today than we've ever been and we are well positioned to build on this strength in the years ahead.

                               Respectfully,

                             /s/EDWIN L. ARTZT
                              Edwin L. Artzt
             Chairman of the Executive Committee of the Board
    (Retired Chairman of the Board and Chief Executive - July 1, 1995)


                             /s/JOHN E. PEPPER
                              John E. Pepper
                 Chairman of the Board and Chief Executive


                             /s/DURK I. JAGER
                               Durk I. Jager
                   President and Chief Operating Officer


August 10, 1995


MANAGEMENT CHANGES

On July 1, 1995, Edwin L. Artzt retired as chairman of the board and chief executive after more than 41 years of service with Procter & Gamble. John
E. Pepper assumed responsibility as chairman of the board and chief executive and Durk I. Jager assumed the newly created position of president and chief operating officer.
     "We have top-flight people to step up and sustain the momentum of this business," said Artzt. "John Pepper, along with Durk Jager and the newly appointed team under both of them, will provide strong leadership for the Company into the 21st century."
     Mr. Artzt continues to serve as a director of the Company and, effective July 1, became chairman of the board's Executive Committee, succeeding John G. Smale, who retired from the board.
     "John Smale served Procter & Gamble with great distinction for more than 42 years," said Artzt. "He is an extraordinary leader who has guided the company's rapid growth and globalization. We will miss his involvement in the business."

FINANCIAL REVIEW

MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS: 1995 COMPARED TO 1994
Worldwide net earnings were $2,645 million, a 20% increase over year ago, including a $50 million after-tax charge for incremental costs associated with the January earthquake in Japan. Net earnings for the prior year were $2,211 million, including a $102 million after-tax charge related to two interest rate swap contracts. Excluding the unusual items in both periods, net earnings increased 17%.

   (Bar graph showing Net Earnings (Billions of Dollars) and Net Margin. 1991 Net Earnings $1.773 billion and Net Margin 6.6%; 1992 Net Earnings $1.872 billion and Net Margin 6.4%; 1993<F1> Net Earnings $2.015 billion and Net Margin 6.6%; 1994 Net Earnings $2.211 billion and Net Margin 7.3%; and 1995 Net Earnings $2.645 billion and Net Margin 7.9%.)

   <F1> Excluding the effect of restructuring ($1,746 million) and the prior years' effect of accounting changes ($925 million).

     Worldwide net sales for the year increased 10% to $33,434 million. This sales increase reflects year-to-year unit volume growth of 10%, with acquisitions contributing approximately 2%. More favorable foreign exchange rates positively impacted net sales by 2%, but the effect was offset by lower pricing in certain markets.

Years Ended June 30,              1995    1994    1993<F1>
--------------------------------------------------------
Gross Margin                      41.3%   42.7%   41.9%
Marketing, Administration
     and Other/Sales              28.8%   30.9%   31.5%
Operating Margin                  12.5%   11.8%   10.4%
Net Earnings Margin                7.9%    7.3%    6.6%

<F1> Excluding the effect of restructuring and prior years' effect of accounting changes.

     The decline in gross margin from 42.7% to 41.3% is primarily due to higher green coffee bean costs, net of related pricing. Increased research and development costs and higher raw material prices, most importantly pulp, more than offset the incremental benefits of restructuring activities and other cost reduction programs. The Company's margin trends are also affected by pricing policies. Since fiscal year 1993, the Company's value pricing initiative has reduced list prices by approximately $1 billion (excluding coffee).
     Marketing, administrative and other expenses were 28.8% of sales, down from 30.9% in the prior year. This reflects the benefit of continued cost control efforts, as well as an incremental benefit from restructuring actions.

   (Bar graph showing Sales (Billions of Dollars), Operating Income (Billions of Dollars) and Operating Margin. 1993<F1> Sales $30.4 billion, Operating Income $3.2 billion and Operating Margin 10.4%; 1994 Sales $30.3 billion, Operating Income $3.6 billion and Operating Margin 11.8%; and 1995 Sales $33.4 billion, Operating Income $4.2 billion and Operating Margin 12.5%.)

   <F1> Excluding the effect of restructuring ($2,705 million pre-tax)

                             The Procter & Gamble Company and Subsidiaries

   Consolidated Operating Results - Net Sales
-----------------------------------------------------
(Millions of Dollars)     1995       1994       1993
-----------------------------------------------------
North America           $16,213    $15,147    $15,100
Europe, Middle East
  and Africa             11,019      9,739     10,336
Asia                      3,619      3,134      2,775
Latin America             2,184      2,256      1,990
Corporate                   399         20        232
-----------------------------------------------------
   Total                 33,434     30,296     30,433


   Consolidated Operating Results - Net Earnings
-----------------------------------------------------
(Millions of Dollars)     1995       1994       1993
-----------------------------------------------------
North America            $1,871     $1,710     $1,500
Europe, Middle East
  and Africa                687        563        494
Asia                        203        145        161
Latin America               215        145        107
Corporate                  (331)      (352)      (247)
-----------------------------------------------------
   Total                  2,645      2,211      2,015<F1>

<F1> Excludes a charge for restructuring:  North America - $1,223; Europe,
     Middle East and Africa - $342; Asia - $53; Latin America - $50; and Corporate - $78; Total - $1,746 and prior years' effect of accounting changes of $925.

     Other income of $309 million includes a $77 million pre-tax charge related to the Kobe Japan earthquake. The prior year amount of $248 million contains a $157 million pre-tax charge related to two interest rate swap contracts.
     Net earnings margin increased from 7.3% in 1994 to 7.9% in 1995, including the effect of unusual items in both years, reflecting continued emphasis on cost control and volume growth.
     The following discussion of segment results reflects the new segment presentation included in Note 12 to the Consolidated Financial Statements.

NORTH AMERICA
Net sales for the North American region, which includes the United States and Canada, increased 7% to $16,213 million on 6% unit volume growth.
     The Paper segment led the unit volume growth, with double digit gains in the Tissue and Towel category. This growth was partly offset by a year-to-year volume decline in Diapers. Fourth quarter results indicated modest Diaper volume recovery, reflecting new initiatives. The Laundry and Cleaning and Beauty Care segments also experienced unit volume growth above the region average. The gains were driven by the Laundry and Hair Care categories. Unit volume growth in the Food and Beverage segment was hampered by the continued effect on coffee of the crop freezes in Brazil. Unit volume growth in the Snacks and Juice categories mitigated this impact. Unit volume in the Health Care segment, which represents approximately 5% of the North American volume, increased 1% year-to-year.
     North American net earnings increased 9% to $1,871 million, reflecting volume growth and continued cost control benefits. The net profit margin was 11.5% compared to 11.3% in the prior year. Most segments experienced double-digit net earnings growth, led by the Beauty Care segment. The net earnings of the Paper segment were negatively impacted by higher pulp prices and lower pricing on diapers. The Health Care segment results were affected by continued investment in research and development and reduced pricing.

EUROPE, MIDDLE EAST AND AFRICA
The Europe, Middle East and Africa region sales were $11,019 million, a 13% increase.
     Unit volume grew 15% during the year, including 5% due to acquisitions. The Laundry and Cleaning segment led the unit volume growth. Favorable exchange rate effects increased sales by 6%, but this was offset by lower pricing in certain markets.
     Net earnings increased 22% to $687 million. This reflects a net profit margin of 6.2% compared to 5.8% in the prior year. This growth is due to continued cost control efforts, incremental benefits associated with restructuring actions, and favorable product mix effects.

ASIA
Net sales for Asia were $3,619 million, up 15%. Unit volume grew 24%. Favorable foreign exchange rate movements had a positive 7% impact on sales,

MANAGEMENT'S DISCUSSION AND ANALYSIS

although lower pricing and mix effects limited sales growth. Double digit unit volume growth was achieved in all business segments, led by Laundry and Cleaning. The Beauty Care segment also experienced significant unit volume gains, on the strength of the Hair Care category.
     Net earnings in Asia increased 40% to $203 million. Net profit margins have grown from 4.6% in the prior year to 5.6% in 1995. This increase results from strong unit volume growth, combined with continued emphasis on cost control. The Hair Care and Feminine Protection categories continue to drive the region's growth and profitability.

LATIN AMERICA
Unit volume in Latin America grew 6%. Unfavorable foreign exchange rate impacts more than offset the effect of positive pricing actions and volume growth, resulting in a 3% sales decline to $2,184 million. The Paper segment led the unit volume increase, importantly in the Diaper category, reflecting the introduction of Pampers Uni.
     Net earnings for the region were $215 million, a 48% increase from the prior year. This earnings growth was achieved despite difficult economic conditions in Mexico and Venezuela and is primarily attributable to aggressive cost increase recovery. In addition, risk management activities neutralized the effect of foreign exchange rate changes. The net profit margin increased to 9.8% from 6.4%. Significant net earnings growth was achieved in the Diaper and Hair Care categories.

CORPORATE
Corporate items include interest income and expense, segment eliminations, and other general corporate income and expense.

WORLDWIDE BUSINESS SEGMENTS
The following table supplements the information provided in Note 12, Segment Information, to provide 1995 unit volume growth for the Company's business segments.

UNIT VOLUME GROWTH IN 1995
Laundry and Cleaning    7%
Paper                  18%
Beauty Care            12%
Food and Beverage       7%
Health Care             3%

FINANCIAL CONDITION: JUNE 30, 1995
COMPARED TO JUNE 30, 1994
Cash flow from operations was $3,568 million in 1995, continuing to provide the primary source of funds to finance operating needs and capital expenditures. Cash and cash equivalents declined $345 million, primarily due to increased capital spending. Debt repayments, net of additions, were $490 million, and dividends of $1,062 million were paid. Cash outflows for acquisitions, net of proceeds from asset sales, were $313.

     (Bar graph showing CUMULATIVE OPERATING CASH FLOWS (Billions of Dollars). 1991 - $2.0 billion; 1992 - $5.0 billion; 1993 - $8.4 billion; 1994 - $12.0 billion; and 1995 $15.6 billion.)

During the year, the Company initiated a share repurchase program to mitigate the dilutive impact of management compensation programs. Under the repurchase program, the Company is authorized to purchase up to 5 million shares annually. During the current year, purchases were $114 million.

     The Company has additional sources of liquidity available. During the year, the Company filed a shelf registration statement for $500 million of debt securities and warrants. Securities pursuant to this registration statement may be offered as determined appropriate in light of market conditions. In addition, the Company has the ability to issue commercial paper at favorable rates if necessary to meet short-term liquidity needs.
     Capital expenditures were $2,146 million in 1995, compared to $1,841 million in 1994. Capital expenditures are expected to remain at about this level in 1996.
     Dividends of $1.40 per share were paid in the current year, up from $1.24 per share in the prior year. For the coming year, the annual dividend rate will increase to $1.60 per share. This will mark the 40th consecutive year of increased common share dividend payments.
     The Company has announced a program to divest certain minor, non-strategic brands over the coming year in order to focus organizational resources on the Company's core businesses. These brands account for less than one-half of one percent of the Company's annual sales. This program is not expected to have a material effect on the Company's results of operations, financial condition, or cash flows.

RESTRUCTURING RESERVE STATUS
In 1993, the restructuring provision includes a reserve of $2,402 million to cover a worldwide restructuring effort to consolidate manufacturing systems and reduce overhead costs. The primary elements of this reserve were costs related to fixed asset disposals and separation-related costs (86% of the total).

                        Original    Balance               Balance
(Millions of Dollars)   Reserve     6/30/94    Charges    6/30/95
Separation-
related costs<F1>       $ 965       $ 596      $ 227      $ 369
Disposals of
Fixed Assets            1,109         960        363        597
Other<F2>                 328         227         33        194
-------------------------------------------------------------------
                        2,402       1,783        623      1,160

<F1>Includes separation allowances and related benefits, out placement services, and personnel relocation costs.
<F2>Includes closing, environmental remediation and contract termination costs for sites shut down or divested, offset by proceeds from asset sales. No cost element within this category exceeds 5% of the total reserve.

     Execution of the restructuring program continues to be on track. The cost of completing the program is expected to approximate the original estimate. As anticipated, charges for the disposal of fixed assets will lag behind spending for separation-related programs. About two-thirds of the sites and production modules to be closed have been announced in order to provide advance notice to employees.
     Benefits continue to be realized from the restructuring program. Fiscal year 1995 incremental savings are estimated at $240 million after-tax, bringing cumulative restructuring savings to approximately 80% of the $500 million after-tax objective established in June 1993. These amounts reflect estimated gross savings, which have been offset to some degree by lower pricing and other actions to build the business.

RESULTS OF OPERATIONS: 1994 COMPARED TO 1993
Worldwide net earnings in 1994 were $2,211 million, including a $102 million after-tax charge related to two interest rate swap contracts. In the previous year, an after-tax loss of $656 million was recorded due to two unusual items: restructuring reserves totaling $1,746 million after-tax and the prior years' effects of two accounting changes amounting to $925 million. Excluding these unusual items in both years, net earnings would have been $2,313 million in 1994, up 15% over earnings of $2,015 million in the previous year.
     Net sales were $30,296 million, about even with sales of $30,433 million in the previous year. The growth in unit volume increased net sales by 5%, but was offset by less favorable foreign exchange rates, 4%, and the divestiture of the pulp and 100% juice businesses and lower selling prices, 1%.
     Gross margin was 42.7%, which compares with 41.9% for the preceding year. Restructuring savings contributed to this increase, as plant sourcing savings from lower depreciation and enrollment reductions began to be realized.
     Marketing, administrative and other operating expenses were 30.9% of sales, down from 31.5% in the previous year which can be ascribed entirely to

MANAGEMENT'S DISCUSSION AND ANALYSIS

restructuring savings, primarily from enrollment reductions.
     Interest expense decreased $70 million from the previous year due to lower borrowing rates and lower debt outstanding. Other income decreased $197 million from the prior year, reflecting the $157 million loss on two interest swaps in 1994 and $41 million one-time profit in 1993 from the sale of businesses.
     The effective tax rate was 33.9% for 1994, which compares with 22.9% for 1993. The 1993 restructuring reserve reduced pre-tax earnings significantly and accentuated the percent impact of certain cost elements not tax affected at the 34% U.S. statutory rate. Excluding the restructuring reserve, the 1993 effective tax rate would have been 34.0%.
     In the following year-to-year comparison of segment results, 1993 earnings have been adjusted upward to exclude the impact of restructuring reserves.

NORTH AMERICA
Net sales and unit volume for the region were flat from year-to-year, reflecting the divestiture of the pulp and 100% juice businesses and, to a lesser degree, lower pricing. Excluding the impact on sales of the businesses divested, unit volume growth was offset by pricing actions.
     North American after-tax earnings were $1,710 million, up 14% versus the previous year. Net profit margins improved to a record 11.3%, with restructuring benefits and other cost improvements contributing to the increase over the previous year's 9.9% margin. Such restructuring benefits provided the ability to neutralize the short-term impact of the Company's value pricing initiative.

EUROPE, MIDDLE EAST AND AFRICA
Net sales for Europe, Middle East and Africa were $9,739 million, a decline of 6% due to unfavorable exchange rate movements. Unit volume increased 6%. Net earnings increased 14% to $563 million.

ASIA
Sales in Asia grew 13% to $3,134 million. Unit volume increased 20%. Net earnings for the segment were $145 million, a decline of 10%, reflecting the increased investment committed to new business initiatives.

LATIN AMERICA
Latin American unit volume increased 10% as sales grew to $2,256 million, a 13% increase. Net earnings increased 36% to $145 million, reflecting aggressive cost cutting efforts.

FINANCIAL CONDITION: JUNE 30, 1994
COMPARED TO JUNE 30, 1993
Cash and cash equivalents totaled $2,373 million, an increase of $51 million from the previous year. Cash flow from operating activities reached a record $3,649 million up $311 million over the previous year, despite the negative cash impact of executing the projects contained in the 1993 restructuring reserves. Charges in 1994 to the restructuring reserve established in June 1993 totaled $600 million of which $360 million impacted cash, primarily due to separation costs. Increased earnings and continuing reductions in working capital were key factors in offsetting these charges.
     Total debt excluding exchange effects decreased $664 million from the previous year-end, reflecting reductions in both short term and long term debt.
     Regarding investing activities, capital expenditures were $1,841 million and $1,911 million for 1994 and 1993, respectively.
     Dividends of $1.24 per common share were paid during the past year, up from $1.10 and $1.025 per share in the previous two years. In July 1994, the Company announced a 13% increase in the annual rate from $1.24 to $1.40 per common share, effective with the quarterly dividend paid in mid-August to shareholders of record on July 22, 1994.

FINANCIAL STATEMENTS

RESPONSIBILITY FOR THE FINANCIAL STATEMENTS
Company management is responsible for the preparation, accuracy and integrity of the financial statements and other financial information included in this Annual Report. This responsibility includes preparing the statements in accordance with generally accepted accounting principles and necessarily includes estimates that are based on management's best judgments.
     To help insure the accuracy and integrity of Company financial data, management maintains internal controls which are designed to provide reasonable assurance that transactions are executed as authorized and accurately recorded and that assets are properly safeguarded. These controls are monitored by an extensive and ongoing program of internal audits. It is essential for all Company employees to conduct their business affairs in keeping with the highest ethical standards as outlined in our code of conduct, "P&G, Your Personal Responsibility." Careful selection of employees, and appropriate divisions of responsibility, also help us to achieve our control objectives.
     The financial statements have been audited by the Company's independent public accountants, Deloitte & Touche LLP. Their report is also shown on this page.
     The Board of Directors, acting through its Audit Committee composed entirely of outside directors, oversees the adequacy of the Company's control environment. The Audit Committee meets periodically with representatives of Deloitte & Touche LLP, and internal financial management to review accounting, control, auditing and financial reporting matters. The independent auditors and the internal auditors also have full and free access to meet privately with the Committee.

     /S/JOHN E. PEPPER          /S/ERIK G. NELSON
        John E. Pepper             Erik G. Nelson
     Chairman of the Board      Chief Financial Officer
     and Chief Executive

---------------------------------------------------------------------------

REPORT OF INDEPENDENT ACCOUNTANTS

DELOITTE &                                      250 East Fifth Street
  TOUCHE LLP                                    Cincinnati, Ohio 45202

To the Board of Directors and Shareholders of The Procter & Gamble Company:

We have audited the accompanying consolidated balance sheets of The Procter & Gamble Company and subsidiaries as of June 30, 1995 and 1994 and the related consolidated statements of earnings, retained earnings, and cash flows for each of the three years in the period ended June 30, 1995. These financial statements are the responsibility of the companies' management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the companies at June 30, 1995 and 1994 and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1995, in conformity with generally accepted accounting principles.
     As discussed in Note 1 to the financial statements, effective July 1, 1992, the Company changed its methods of accounting for other post retirement benefits and income taxes.


/S/DELOITTE & TOUCHE LLP
August 10, 1995

                            The Procter & Gamble Company and Subsidiaries

CONSOLIDATED STATEMENT OF EARNINGS
Years Ended June 30 (Millions of Dollars Except Per Share Amounts)    1995      1994      1993
--------------------------------------------------------------------------------------------------
NET SALES                                                             $33,434   $30,296   $30,433
Cost of products sold                                                  19,623    17,355    17,683
Marketing, administrative, and other operating expenses                 9,632     9,361     9,589
Provision for restructuring                                                --        --     2,705
--------------------------------------------------------------------------------------------------
OPERATING INCOME                                                        4,179     3,580       456
Interest expense                                                          488       482       552
Other income, net                                                         309       248       445
--------------------------------------------------------------------------------------------------
EARNINGS BEFORE INCOME TAXES & PRIOR YEARS'
     EFFECT OF ACCOUNTING CHANGES                                       4,000     3,346       349
Income taxes                                                            1,355     1,135        80
--------------------------------------------------------------------------------------------------
NET EARNINGS BEFORE PRIOR YEARS' EFFECT OF
     ACCOUNTING CHANGES                                                 2,645     2,211       269
Prior years' effect of accounting changes                                  --        --      (925)
---------------------------------------------------------------------------------------------------
NET EARNINGS/(LOSS)                                                   $ 2,645   $ 2,211   $  (656)
---------------------------------------------------------------------------------------------------

PER COMMON SHARE:
     NET EARNINGS BEFORE PRIOR YEARS' EFFECT OF
       ACCOUNTING CHANGES                                             $  3.71   $  3.09   $  0.25
Prior years' effect of accounting changes                                  --        --   $ (1.36)
NET EARNINGS/(LOSS)                                                   $  3.71   $  3.09   $ (1.11)
NET EARNINGS/(LOSS) ASSUMING FULL DILUTION                            $  3.48   $  2.91   $ (0.96)

DIVIDENDS                                                             $  1.40   $  1.24   $  1.10

AVERAGE SHARES OUTSTANDING (IN MILLIONS)                                686.0     683.1     680.4
--------------------------------------------------------------------------------------------------

CONSOLIDATED STATEMENT OF RETAINED EARNINGS
Years Ended June 30 (Millions of Dollars)                             1995      1994      1993
BALANCE AT BEGINNING OF YEAR                                          $7,496    $6,248    $7,810
Net earnings/(loss)                                                    2,645     2,211      (656)
Dividends to shareholders
     Common                                                             (960)     (847)     (748)
     Preferred, net of related tax benefit                              (102)     (102)     (102)
Excess of cost over the stated value of treasury shares                 (114)      (14)      (56)
--------------------------------------------------------------------------------------------------
BALANCE AT END OF YEAR                                                $8,965    $7,496    $6,248
--------------------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements.

                            The Procter & Gamble Company and Subsidiaries

CONSOLIDATED BALANCE SHEET
June 30 (Millions of Dollars)                               1995      1994
---------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
Cash and cash equivalents                                   $ 2,028   $ 2,373
Investment securities                                           150       283
Accounts receivable                                           3,562     3,115
Inventories                                                   3,453     2,877
Deferred income taxes                                           804       716
Prepaid expenses and other current assets                       845       624
---------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                         10,842     9,988

PROPERTY, PLANT, AND EQUIPMENT                               11,026    10,024
GOODWILL AND OTHER INTANGIBLE ASSETS                          4,572     3,754
OTHER ASSETS                                                  1,685     1,769
---------------------------------------------------------------------------------
TOTAL ASSETS                                                $28,125   $25,535
---------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable - trade                                    $ 2,891   $ 2,604
Accounts payable - other                                        725       660
Accrued liabilities                                           3,494     2,961
Taxes payable                                                   568       440
Debt due within one year                                        970     1,375
---------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                     8,648     8,040

LONG-TERM DEBT                                                5,161     4,980
OTHER LIABILITIES                                             3,196     3,336
DEFERRED INCOME TAXES                                           531       347
---------------------------------------------------------------------------------
TOTAL LIABILITIES                                            17,536    16,703
---------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY
Convertible Class A preferred stock                           1,913     1,942
Common stock - shares outstanding:  1995 - 686,574,055;
     1994 - 684,348,359                                         687       684
Additional paid-in capital                                      693       560
Currency translation adjustments                                 65       (63)
Reserve for employee stock ownership plan debt retirement    (1,734)   (1,787)
Retained earnings                                             8,965     7,496
---------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                                   10,589     8,832
---------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                  $28,125    $25,535
---------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements.

                            The Procter & Gamble Company and Subsidiaries

CONSOLIDATED STATEMENT OF CASH FLOWS
Years Ended June 30 (Millions of Dollars)                        1995      1994      1993
---------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                     $ 2,373   $ 2,322   $ 1,776
---------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net earnings before prior years' effect of accounting changes      2,645     2,211       269
Provision for restructuring                                           --        --     2,705
Depreciation and amortization                                      1,253     1,134     1,140
Deferred income taxes                                                181       196    (1,065)
Change in accounts receivable                                       (225)       40        (9)
Change in inventories                                               (401)       25        97
Increase in payables and accrued liabilities                         435        98        55
Change in other liabilities                                         (157)     (353)       67
Other                                                               (163)      298        79
---------------------------------------------------------------------------------------------------
TOTAL OPERATING ACTIVITIES                                         3,568     3,649     3,338
---------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Capital expenditures                                              (2,146)   (1,841)   (1,911)
Proceeds from asset sales                                            310       105       725
Acquisitions                                                        (623)     (295)     (138)
Change in investment securities                                       96        23      (306)
---------------------------------------------------------------------------------------------------
TOTAL INVESTING ACTIVITIES                                        (2,363)   (2,008)   (1,630)
---------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Dividends to shareholders                                         (1,062)     (949)     (850)
Reduction of short-term debt                                        (429)     (281)     (277)
Additions to long-term debt                                          449       414     1,001
Reduction of long-term debt                                         (510)     (797)     (939)
Proceeds from stock options                                           66        36        77
Purchase of treasury shares                                         (114)      (14)      (55)
---------------------------------------------------------------------------------------------------
TOTAL FINANCING ACTIVITIES                                        (1,600)   (1,591)   (1,043)
---------------------------------------------------------------------------------------------------
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND
     CASH EQUIVALENTS                                                 50         1      (119)
---------------------------------------------------------------------------------------------------
CHANGE IN CASH AND CASH EQUIVALENTS                                 (345)       51       546
---------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF YEAR                           $ 2,028   $ 2,373   $ 2,322
---------------------------------------------------------------------------------------------------

SUPPLEMENTAL DISCLOSURE
Cash payments for:
     Interest, net of amount capitalized                         $   444   $   487   $   592
     Income taxes                                                  1,047     1,225     1,035
Non-cash transactions:
     Reductions in employee stock ownership plan debt
       guaranteed by the Company                                      53        49        46
     Liabilities assumed in acquisitions                             575        65        83
     Conversion of preferred to common shares                         29        27        20
---------------------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements.

                            The Procter & Gamble Company and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Millions of dollars except per share amounts)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION: The consolidated financial statements include The Procter & Gamble Company and its controlled subsidiaries (the Company). Investments in companies that are at least 20% to 50% owned and over which the Company exerts significant influence but does not control the financial and operating decisions are accounted for by the equity method. These investments are managed as integral parts of the Company's segment operations; accordingly, the Company's share of their results is included in net sales and in earnings for the related segments.

ACCOUNTING CHANGES: Effective July 1, 1992, the Company adopted Statement of Financial Accounting Standards No. 106, Employers' Accounting for Postretirement Benefits Other than Pensions. This Statement requires accrual of postretirement health care and life insurance benefits during an employee's years of active service rather than on the previous pay-as-you-go basis during the retirement years.
     Effective July 1, 1992, the Company adopted Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. This Statement requires that deferred taxes reflect the impact of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and amounts recognized for tax purposes, using currently enacted tax laws and rates.

CURRENCY TRANSLATION: For most subsidiaries outside the U.S., the local currency is the functional currency and translation adjustments are accumulated in a separate component of shareholders' equity. For subsidiaries whose economic environment is highly inflationary, the U.S. dollar is the functional currency, and gains or losses that result from remeasurement are included in earnings. In addition, transactional foreign currency impacts are included in earnings. The losses included in net earnings were $38 in 1995, $27 in 1994, and $42 in 1993.

CASH EQUIVALENTS: Highly liquid investments with maturities of three months or less when purchased are considered to be cash equivalents.

DERIVATIVE INSTRUMENTS: The Company enters into derivative instruments to manage exposure to fluctuations in interest rates, foreign exchange rates, and certain raw material prices.
     The interest rate differential on interest rate swap contracts used to hedge underlying debt obligations is reflected as an adjustment to interest expense over the life of the swaps. Written options are marked-to-market on a current basis through income.
     Gains and losses related to qualifying hedges of foreign currency firm commitments or anticipated transactions are recognized in income when the hedged transaction occurs. Gains or losses on currency swaps or foreign currency denominated debt that qualify as hedges of net assets in foreign subsidiaries are offset against the translation reflected in shareholders' equity. Other foreign exchange contracts are marked-to-market on a current basis through income.
     Commodity instruments are accounted for as hedges, with any realized gains or losses included in inventory, to the extent they are designated and are effective as hedges of anticipated commodity purchases.

INVENTORY VALUATION: Inventories are valued at cost, which is not in excess of current market. Cost is primarily determined by the average cost method, with a lesser portion determined by the last-in, first-out method. The replacement cost of LIFO inventories exceeds carrying value by approximately $225.

GOODWILL AND OTHER INTANGIBLE ASSETS: The cost of intangible assets is amortized, principally on a straight-line basis, over the estimated periods benefited (not exceeding 40 years). The average remaining life is 33 years. The realizability of goodwill and other intangibles is evaluated periodically as events or circumstances indicate a possible inability to recover their carrying amount. Such evaluation is based on various analyses, including cash flow and profitability projections that incorporate the impact on existing

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Millions of dollars except per share amounts)

Company businesses. The analyses necessarily involve significant management judgment to evaluate the capacity of an acquired business to perform within projections. Historically, the Company has generated sufficient returns from acquired businesses to recover the cost of the intangible assets.

PROPERTY, PLANT AND EQUIPMENT: Property, plant and equipment are recorded at cost reduced by accumulated depreciation. Depreciation expense is provided based on historical cost and estimated useful lives. The Company uses the straight-line method for calculating depreciation.

OTHER OPERATING EXPENSES: Research and development costs are charged to earnings as incurred and were $1,257 in 1995, $1,059 in 1994 and $956 in 1993. Advertising costs are charged to earnings as incurred and amounted to $3,284 in 1995, $2,996 in 1994, and $2,973 in 1993.

NET EARNINGS PER COMMON SHARE: Net earnings less preferred dividends (net of related tax benefits) are divided by the average number of common shares outstanding during the year to derive net earnings per common share. Fully diluted earnings per share are calculated using the treasury stock method to give effect to stock options and convertible preferred stock and include an adjustment for preferred stock dividend requirements.

RECLASSIFICATIONS: Certain reclassifications of prior years' amounts have been made to conform with the current year presentation.

2. PROVISION FOR RESTRUCTURING

Restructuring provisions totaling $2,705, which reduced after-tax earnings by $1,746 or $2.57 per share, were established in fiscal 1993. A charge of $2,402 covered a worldwide restructuring effort to consolidate manufacturing systems and reduce overhead costs, and a $303 charge related to the divestiture of the 100% juice business.
     The restructuring provisions were determined based on estimates prepared at the time the restructuring actions were approved by management and the Board of Directors. The cost of completing the restructuring programs is expected to approximate the original estimates.

3. ACQUISITIONS

In the first quarter of fiscal year 1995, the Company completed the purchase acquisition of the European tissue business of Vereinigte Papierwerke Schickedanz AG and the prestige fragrance business of Giorgio Beverly Hills, Inc. These acquisitions had an aggregate purchase price of $598. Other acquisitions accounted for as purchases totaled $25, $295, and $138 in 1995, 1994 and 1993, respectively.

4. BALANCE SHEET INFORMATION

June 30                                      1995      1994
-------------------------------------------------------------------
INVENTORIES
Raw materials                                $ 1,315   $ 1,087
Work in process                                  247       213
Finished products                              1,891     1,577
--------------------------------------------------------------------
                                               3,453     2,877
PROPERTY, PLANT AND EQUIPMENT
Buildings                                      3,364     3,027
Machinery and equipment                       13,734    12,249
Land                                             641       620
--------------------------------------------------------------------
                                              17,739    15,896
Less accumulated depreciation                  6,713     5,872
--------------------------------------------------------------------
                                              11,026    10,024
GOODWILL AND OTHER
     INTANGIBLE ASSETS
Goodwill                                       4,474     3,564
Trademarks and other
     intangible assets                         1,008       946
--------------------------------------------------------------------
                                               5,482     4,510
Less accumulated amortization                    910       756
--------------------------------------------------------------------
                                               4,572     3,754
ACCRUED LIABILITIES
Marketing expenses                             1,135       842
Compensation expenses                            419       393
Restructuring reserves                           828       870
Other                                          1,112       856
--------------------------------------------------------------------
                                               3,494     2,961
OTHER LIABILITIES
Postretirement benefits                        1,402     1,432
Restructuring reserves                           466     1,035
Pension benefits                                 777       495
Other                                            551       374
--------------------------------------------------------------------
                                               3,196     3,336

                            The Procter & Gamble Company and Subsidiaries

5. LONG-TERM DEBT
The following presents the carrying value of outstanding long-term debt, including ESOP debt guaranteed by the Company:

June 30                                      1995      1994
------------------------------------------------------------------
6.85% notes due 1997                         $ 200     $ 200
9 1/2% notes due 1998                          200       200
8% notes due 2003                              200       200
8% notes due 2024                              200        --
8.7% notes due 2001                            175       175
7 3/8% debentures due 2023                     175       175
10 7/8% Canadian dollar
     bonds due 2001                            146       145
5.2% notes due 1995                            150       150
9 5/8% notes due 2001                          150       150
8 1/2% notes due 2009                          149       149
7.1% notes due 1994                             --       200
6 1/4% notes due 1995                           --       200
Commercial paper                               922       765
9.36% ESOP debentures due 2021               1,000     1,000
8.12%-8.33% serial ESOP notes,
     due 1995-2004                             734       787
Other                                        1,254       978
-------------------------------------------------------------------
                                             5,655     5,474
Less current portion                          (494)     (494)
-------------------------------------------------------------------
Total long-term debt                         5,161     4,980


     The following payments are required during the next five fiscal years:
1996 - $494; 1997 - $552; 1998 - $365; 1999 - $335 and 2000 - $273.
     The fair value of the underlying long-term debt, excluding the current portion, was $5,662 and $5,205 at June 30, 1995 and 1994, respectively. At June 30, 1995 and 1994, the weighted average interest rate of short-term borrowings was 9.5% and 6.5%, respectively. The increase in 1995 is the result of more short-term borrowings in developing countries and reduced short-term borrowings in the United States. Certain commercial paper balances have been classified as long term debt based on the Company's intent and ability to renew the obligations on a long-term basis. The Company has entered into derivatives that convert these commercial paper obligations into fixed-rate obligations.

6. RISK MANAGEMENT ACTIVITIES
The Company is exposed to market risk from changes in interest rates, currency exchange rates, and certain commodity prices. To manage the volatility relating to these exposures, the Company enters into various derivative transactions pursuant to the Company's policies in areas such as counterparty exposure and hedging practices. Positions are monitored using techniques such as market value and sensitivity analyses. The Company does not hold or issue derivative financial instruments for trading purposes and is not a party to leveraged instruments.

INTEREST RATE MANAGEMENT
The Company's policy is to manage interest cost using a mix of fixed and variable rate debt. To manage this mix in a cost efficient manner, the Company enters into interest rate swaps, in which the Company agrees to exchange, at specified intervals, the difference between fixed and variable interest amounts calculated by reference to an agreed-upon notional principal amount.
     The following table presents information for outstanding interest rate swaps.
                                     1995           1994
                                 -------------  --------------
                                 1995-  Beyond  1994-  Beyond
June 30                          2000    2000   1999    1999
------------------------------------------------------------------
Pay Fixed:
     Notional amount             $845   $914    $593   $881
     Weighted average
       receive rate              4.9%   5.8%    5.4%   6.2%
     Weighted average
       pay rate                  5.9%   7.0%    6.1%   7.8%
Pay Variable:
     Notional amount             $535   $171    $504   $171
     Weighted average
       receive rate              6.3%   9.3%    6.2%   9.2%
     Weighted average
       pay rate                  6.8%   7.7%    5.7%   6.0%

     Options and warrants may also be used to manage the Company's overall risk profile. The notional amounts of such instruments have declined to $300 at June 30, 1995 from $1,394 at June 30, 1994,

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Millions of dollars except per share amounts)

reflecting actions by management to reduce the exposure to written options.
     The following table presents information for all interest rate instruments. The notional amount does not necessarily represent amounts exchanged by the parties and, therefore, is not a direct measure of the exposure of the Company through its use of derivatives. The fair value approximates the cost to settle the outstanding contracts. The carrying value includes the net amount due to counterparties under swap contracts, currency translation associated with currency interest rate swaps, and any marked-to-market value of instruments. The effect of a weaker dollar represents the majority of the fair values and carrying values presented below. Because the currency interest rate swaps are designated as a hedge of the Company's related foreign net asset exposures, the currency effects are reflected in the currency translation adjustment section of shareholders' equity, offsetting a portion of the translation of the net assets.

June 30                  1995      1994
-------------------------------------------
Notional amount          $2,765    $3,543
Fair value-Loss             373       239
Carrying value              298       193
Unrecognized Loss            75        46

     Although derivatives are an integral part of the Company's interest rate management, their incremental effect on interest expense for 1995 and 1994 was insignificant.
     Based on the Company's overall variable rate exposure at June 30, 1995, including interest rate instruments, a 300 basis point interest rate change would not have a material effect on earnings.

CURRENCY RATE MANAGEMENT
The primary purpose of the Company's foreign currency hedging activities is to protect against the volatility associated with local currency purchase transactions. Corporate policy prescribes the range of hedging activity into which the subsidiary operations may enter. To execute this policy, the Company primarily utilizes forward exchange contracts and options with durations of generally less than 12 months. Because of the decentralized management of these activities, the incremental impact is not determinable. However, any change in the fair value of the instruments generally is offset by a corresponding change in the related exposure.
     In addition, the Company enters into foreign currency swaps to hedge intercompany financing transactions and purchases foreign currency options to hedge against the effect of exchange rate fluctuations on royalties and foreign source income.
     Currency instruments outstanding at June 30 are as follows:

                         Notional  Carrying  Fair
June 30                   Amount     Value   Value
---------------------------------------------------------
1995
     Forward Contracts   $3,423    $  (8)    $(20)
     Purchased Options    2,419       61       38
     Currency Swaps         863     (140)    (140)
1994
     Forward Contracts   $1,873    $ (10)    $ (3)
     Purchased Options    1,138       10       14
     Currency Swaps         646      (62)     (62)

     The aggregate notional amount of currency instruments outstanding at June 30, 1995 increased over the prior year primarily due to expanded risk management activities in response to exchange rate movements during the third quarter. The impact of a weaker dollar at year end also increased the notional value of instruments in dollars. The major currency exposures hedged by the Company at June 30, 1995 include the German mark ($2,465 notional amount), U.S. dollar ($824 notional amount), British pound sterling ($811 notional amount), Belgian franc ($631 notional amount), and French franc ($535 notional amount).
     Currency exposure related to the net assets of subsidiaries is managed primarily through local currency financing and foreign currency denominated financing instruments entered into by the parent company. At June 30, 1995, the Company's total foreign net assets were $7,263. Of this, approximately 20% is denominated in the German mark. The Japanese yen,

                            The Procter & Gamble Company and Subsidiaries

Canadian dollar, British pound, Italian lira, and Mexican peso each represent between approximately 5% and 10% of the total. No other individual country represents more than 5% of the total. The Company has designated $1,386 of foreign currency instruments as hedges of its net asset exposure in certain foreign subsidiaries. These hedges offset $115 of translation effects reflected in shareholders' equity for the year ended June 30, 1995.

COMMODITY PRICE MANAGEMENT
Because market prices of certain raw materials depend on a number of unpredictable factors, such as weather, the Company's policy is to manage the resulting volatility using commodities contracts. At June 30, 1995 and 1994, the Company had commodities contracts outstanding, with a fair value of $(5) and $11, respectively.

7. FINANCIAL INSTRUMENTS
Financial instruments include cash equivalents, investment securities, risk management instruments, and certain other assets and liabilities.

INVESTMENTS
Pursuant to FASB Statement No. 115, the Company has classified its readily marketable debt and equity securities, the majority of which are current assets, as available for sale. The fair value of $241 approximates the original cost.

CREDIT RISK
Credit risk arising from the inability of a counterparty to meet the terms of the Company's financial instruments contracts is generally limited to the amounts, if any, by which the counterparties' obligations exceed the obligations of the Company. It is the Company's policy to only enter into financial instruments with a diversity of creditworthy counterparties. Therefore, the Company does not expect to incur significant credit losses on financial instruments.

MARKET VALUATION METHODS
The estimated fair values of financial instruments, including risk management instruments, have been determined using available market information and valuation methodologies, primarily discounted cash flow analysis. Such estimates require considerable judgment in interpreting market data, and changes in assumptions or estimation methods may significantly affect the fair value estimates. The carrying value of financial instruments, excluding risk management instruments which are discussed in Note 6, approximates fair value at June 30, 1995 and 1994.

8. SHAREHOLDERS' EQUITY
(Share Amounts in Thousands)

PREFERRED STOCK
The Company has 600,000 shares of authorized Class A preferred stock (Series A and Series B), with a stated value of $1 per share.
     Series A shares are held by the Employee Stock Ownership Plan. Each issued share has a liquidation value equal to the issue price of $27.50 per share. The shares are convertible at the option of the holder into one share of the Company's common stock.

June 30                  1995      1994      1993
---------------------------------------------------------
Series A:
Outstanding, June 30     33,218    34,269    35,246
Converted to common
     shares and retired   1,051       977       626
---------------------------------------------------------

     There were 19,142 shares of series B shares outstanding for all periods, held by the Employee Stock Ownership Plan. Each share has a liquidation value equal to the issuance price of $52.24 per share and is convertible at the option of the holder into one share of the Company's common stock.
     At June 30, 1995 there were 200,000 shares of authorized and unissued Class B preferred stock (nonvoting) with a stated value of $1 per share.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Millions of dollars except per share amounts)

COMMON STOCK
The Company has authorized 2,000,000 shares of common stock with a stated value of $1 per share. Changes in outstanding shares were as follows:

                                1995      1994      1993
---------------------------------------------------------------
Shares outstanding,
   July 1                     684,348   681,754   678,794
Purchased for
   treasury                    (1,708)     (255)   (1,401)
Issued for
   employee plans               3,934     2,849     4,361
---------------------------------------------------------------
Shares outstanding,
   June 30                    686,574   684,348   681,754

     Treasury shares were 54,829, 54,501, and 55,521 at June 30, 1995, 1994 and 1993, respectively.
     Under the Company's stock option plans, options have been granted to key employees and directors to purchase common shares of the Company within a ten-year term at the market value on the dates of the grants. Stock option activity was as follows:

                               1995      1994      1993
--------------------------------------------------------------
OPTIONS
Outstanding, July 1           30,556    28,497    27,822
Granted                        3,926     3,880     4,279
Exercised                     (2,639)   (1,673)   (3,380)
Canceled                        (151)     (148)     (224)
--------------------------------------------------------------
Outstanding,
   June 30                    31,692    30,556    28,497
Exercisable,
   June 30                    27,777    26,685    24,255
Available For Grant            9,755     6,418     3,095
AVERAGE PRICE
Outstanding,
   June 30                     42.72     38.23     34.73
Granted                        66.21     56.81     51.56
Exercised                      25.18     21.35     21.08
-------------------------------------------------------------

ADDITIONAL PAID-IN CAPITAL
Increases in additional paid-in capital resulted from the conversion of preferred shares, and the excess amount realized over the stated value of common shares issued pursuant to stock option and remuneration plans. This amounted to $133, $83 and $112 for the years ended June 30, 1995, 1994 and 1993, respectively.

CURRENCY TRANSLATION ADJUSTMENTS
Amounts credited/(charged) to shareholders' equity were $128, $36 and ($211) during the years ended June 30, 1995, 1994 and 1993, including tax effects of $73, $30 and ($1).

9. RETIREMENT PLANS
The Company maintains defined contribution profit sharing plans which provide retirement benefits to a significant number of employees. These are funded through the Procter & Gamble Profit Sharing Trust and Employee Stock Ownership Plan and by cash contributions from the Company.
     The Procter & Gamble PST and ESOP is the largest plan and covers most employees in the United States. Annual credits to participants' accounts are based on individual base salaries and years of service. The total credited to all accounts does not exceed 15% of salaries and wages of participants. Within this plan, a leveraged employee stock ownership trust borrowed $1,000 in 1989 and the Company has guaranteed this debt. The proceeds were used to buy Series A ESOP Convertible Class A Preferred Stock and shares are allocated each year to individual accounts.
     Amounts credited to these plans were:

Years Ended June 30           1995      1994      1993
------------------------------------------------------------
Preferred shares of P&G stock
   allocated at market value  $155      $117      $111
Profit sharing expense
   (cash contributions)        112       157       167
------------------------------------------------------------
Benefits earned by
   participants                267       274       278

     Principal and interest payments of $117 on the borrowed funds are paid each fiscal year by the trust from dividends on preferred shares and cash payments as follows:

                            The Procter & Gamble Company and Subsidiaries

                         Preferred      Company        Total Debt
Years Ended June 30      Dividends      Payment         Service
---------------------------------------------------------------------------
1995
Principal                $53            $--            $ 53
Interest                  16             48              64
---------------------------------------------------------------------------
Total                     69             48             117

1994
Principal                $49            $--            $ 49
Interest                  22             46              68
---------------------------------------------------------------------------
Total                     71             46             117

1993
Principal                $46            $--            $ 46
Interest                  26             45              71
---------------------------------------------------------------------------
Total                     72             45             117

PENSION PLANS
Other employees, primarily outside the U.S., are covered by local pension or retirement plans.

OBLIGATIONS AND ASSETS

June 30                                   1995     1994
---------------------------------------------------------------
Vested benefit obligation               $ 1,250   $  979
Non-vested benefit obligation               178      146
Accumulated benefit obligation            1,428    1,125
Effect of projected salaries                375      363
---------------------------------------------------------------
Projected benefit obligation              1,803    1,488
Plan assets at market value                (890)    (806)
---------------------------------------------------------------
Unfunded pension benefit obligation         913      682
Unrecognized:
   Net transition obligation                (37)     (30)
   Prior service cost                       (45)     (45)
   Net losses                               (30)     (90)
---------------------------------------------------------------
Accrued pension costs                       801      517

     Funded plan assets are held in restricted trusts or foundations that are segregated from the assets of the Company. The assets are in stocks, bonds, insurance contracts and other investments within the limits prescribed by local laws, and in line with local investment practices for pension and retirement plans. Funding policies vary by country and consider such factors as actuarial reports, tax regulations and local practices. In the U.S., plan assets exceeded the projected benefit obligation by $21 in 1995 and $2 in 1994.

PENSION EXPENSE

Years Ended June 30                1995      1994      1993
-------------------------------------------------------------------
Benefits earned during the year    $ 89      $ 84      $ 66
Interest on projected
   benefit obligation               116        97        86
Actual return on plan assets        (74)      (63)      (71)
Net amortization and other           10         3        15
-------------------------------------------------------------------
Pension expense                     141       121        96

     The actuarial assumptions vary by country and consider such factors as economic conditions and nature of plan assets. The following table presents a summary of assumptions reflecting an average for the Company:

ASSUMPTIONS

Years Ended June 30                1995      1994      1993
-------------------------------------------------------------------
Long-term rate of return
   on plan assets                   9%         9%       9%
Increase in compensation            6%         6%       6%
Discount rate                       7%       7.4%       8%
-------------------------------------------------------------------

OTHER RETIREE BENEFITS
The Company provides certain health care and life insurance benefits for substantially all domestic employees who become eligible for these benefits when they meet minimum age and service requirements. Generally, the health care plans require contributions from retirees and pay a stated percentage of expenses reduced by deductibles and other coverages. Retiree contributions change annually in line with medical cost trends.
     In fiscal year 1991, the Procter & Gamble PST and ESOP borrowed $1,000 which the Company has guaranteed and is reflected as debt on the Company's balance sheet. The proceeds were used to buy shares of Series B ESOP Convertible Class A Preferred Stock for the purpose of partially funding retiree medical benefits. The fair values of the shares at June 30, 1995 and 1994 were $1,376 and $1,022. There were also other employee benefit trust assets of $65 and $40 on June 30, 1995 and 1994. Interest payments on the loan amounted to $94 for each of the years ended 1995, 1994 and 1993, with $79 funded each year by preferred stock dividends and the remainder by Company

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Millions of dollars except per share amounts)

cash payments. The preferred stock dividends were considered a reduction of benefit expense.
     Effective July 1, 1992, the Company implemented SFAS No. 106. The effect of the accounting change on prior years, or accumulated benefit obligation, was $1,422, or $900 after tax, at July 1, 1992.

ACCUMULATED BENEFIT OBLIGATION AND NET LIABILITY

June 30                            1995      1994
-------------------------------------------------------------------
Retirees                           $  611    $  512
Employees eligible to retire          133       126
Other active employees                681       603
-------------------------------------------------------------------
Accumulated benefit
   obligation                       1,425     1,241
Unrecognized gain/(loss)              458       293
Plan assets at market value          (440)      (61)
-------------------------------------------------------------------
Net liability                       1,443     1,473


BENEFIT EXPENSE

Years Ended June 30                1995      1994      1993
-------------------------------------------------------------------
Benefits earned during
   the year                        $   43    $   60    $   59
Interest on accumulated
   benefit obligation                  98       116       113
Actual return on plan assets         (364)      (21)       --
Net amortization and other            241       (79)      (90)
-------------------------------------------------------------------
   Sub-total                           18        76        82
Dividends on plan's
   preferred stock                    (79)      (79)      (79)
-------------------------------------------------------------------
Benefit expense                       (61)       (3)        3


ASSUMPTIONS
Years Ended June 30                1995      1994      1993
-------------------------------------------------------------------
Discount rate                       7.5%      8%          8%
Long term rate of return
   on plan assets                     9%      9%          9%
Initial health care cost
   trend rate*                     10.5%     11%       12.7%
--------------------------------------------------------------------
* Assumed for 1995 and 1994 to decline gradually to 5% in 2006 and thereafter. Assumed for 1993 to decline gradually to 6% in 2008 and thereafter.

     The pre-tax effect of a 1% increase in the assumed health care cost trend rate would increase the accumulated benefit obligations at June 30, 1995 and 1994 by approximately $200 and $185, along with increases of $24 and $33 in the 1995 and 1994 annual costs.

10. INCOME TAXES
Effective July 1, 1992, the Company adopted SFAS No. 109, Accounting for Income Taxes. The cumulative effect of the accounting change in prior years was $25 of added tax expense.

EARNINGS BEFORE INCOME TAXES
Years Ended June 30                1995      1994      1993
--------------------------------------------------------------------
United States                      $2,683    $2,216    $  318
Foreign                             1,317     1,130        31
--------------------------------------------------------------------
   Total                            4,000     3,346       349


INCOME TAX PROVISIONS
Years Ended June 30                1995      1994      1993
--------------------------------------------------------------------
Current tax expense
   U.S. Federal                    $  718    $  574    $  635
   Foreign                            399       298       432
   U.S. State & Local                  57        67        78
--------------------------------------------------------------------
                                    1,174       939     1,145
Deferred tax expense
   U.S. Federal                       124       118      (489)
   Foreign & Other                     57        78      (576)
--------------------------------------------------------------------
                                      181       196    (1,065)
Total provision for
   income taxes                     1,355     1,135        80

     Taxes credited to Shareholders' Equity for the years ended June 30, 1995 and 1994 were $144 and $91. Taxes generally are provided currently on undistributed earnings of foreign subsidiaries, except when those earnings are considered to be reinvested indefinitely ($3,047 at June 30, 1995).
     The effective income tax rates, excluding prior years' effect of accounting changes were 33.9%, 33.9% and 22.9% in 1995, 1994 and 1993 compared to the U.S. statutory rate of 35% for 1995 and 1994, and 34% for 1993. In 1993, the effective rate was increased 4.2% by state and local taxes and 5.1% by goodwill and other acquisition effects, and decreased 15.0% by the impact of international rates and credits.

                            The Procter & Gamble Company and Subsidiaries

DEFERRED INCOME TAX ASSETS AND LIABILITIES

June 30                                 1995    1994
------------------------------------------------------------------
Current deferred tax assets:
     Restructuring reserve              $  293  $  274
     Other                                 511     442
------------------------------------------------------------------
Total current deferred tax assets          804     716
------------------------------------------------------------------
Non-current deferred tax assets:
     Restructuring reserve              $  170  $  364
     Postretirement benefits               550     540
     Loss carryforwards                    276     282
------------------------------------------------------------------
                                           996   1,186
     Valuation allowance                  (263)   (262)
------------------------------------------------------------------
                                           733     924
Non-current deferred tax liabilities:
     Depreciation                       (1,164) (1,173)
     Other                                (100)    (98)
------------------------------------------------------------------
                                        (1,264) (1,271)
------------------------------------------------------------------
Net non-current deferred income taxes     (531)   (347)

11. COMMITMENTS AND
    CONTINGENCIES
The Company has various purchase commitments for materials, supplies and items of permanent investment incidental to the ordinary conduct of business. In the aggregate, such commitments are not at prices in excess of current market.
     The Company is subject to various lawsuits and claims with respect to matters such as governmental regulations, income taxes and other actions arising out of the normal course of business. While the effect on future financial results is not subject to reasonable estimation because considerable uncertainty exists, in the opinion of management and Company counsel, the ultimate liabilities resulting from such claims will not materially affect the consolidated financial position, results of operations, or cash flows of the Company.
     The Company is also subject to contingencies pursuant to environmental laws and regulations that in the future may require the Company to take action to correct the effects on the environment of prior manufacturing and disposal practices. Accrued environmental liabilities for remediation and closure costs at June 30, 1995 were $113 and, in management's opinion, such accruals are appropriate based on existing facts and circumstances. Under the most adverse circumstances, however, this potential liability could be higher. In the event that future remediation expenditures are in excess of the amounts accrued, management does not anticipate that they will have a material adverse effect on the consolidated financial position, results of operations, or cash flows of the Company. Current year expenditures were not material.

12. SEGMENT INFORMATION
The Company has changed its segments for financial reporting purposes. All prior year amounts have been restated to reflect the following changes. Geographic segments are now aligned into four regions: North America - including the United States and Canada; Europe - including Europe, Middle East and Africa; Asia; and Latin America.
     Business segments now are aligned as follows:

Laundry and Cleaning - laundry, dishcare, hard surface cleaners and fabric conditioners. Representative brands include Ariel, Tide, Cascade, Dawn, Mr. Proper, Downy.
Paper - tissue/towel, feminine protection, and diapers. Representative brands include Bounty, Charmin, Always, Whisper, Pampers.

Beauty Care - hair care, deodorants, personal cleansing, skin care and cosmetics and fragrances. Representative brands include Pantene, Vidal Sassoon, Secret, Safeguard, Olay, Cover Girl.

Food and Beverage - coffee, peanut butter, juice, snacks, shortening and oil, baking mixes and commercial services. Representative brands include Folgers, Jif, Sunny Delight, Pringles, Crisco, Duncan Hines.

Health Care - oral care, gastro-intestinal, respiratory care, analgesics and pharmaceuticals. Representative brands include Crest, Scope, Metamucil, Vicks, Aleve.

     The Company's operations are characterized by interrelated raw materials and manufacturing facilities and centralized research and staff functions. Accordingly, separate profit determination by segment is dependent upon assumptions regarding allocations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Millions of dollars except per share amounts)

     Corporate items include interest income and expense, segment eliminations, and other general corporate income and expense. Corporate assets consist primarily of cash and cash equivalents.

GEOGRAPHIC SEGMENTS
                                                  Europe,
                                                  Middle East
                                   North America  and Africa      Asia          Latin America   Corporate     Total
---------------------------------------------------------------------------------------------------------------------------------
Net Sales                1995        $16,213       $11,019       $3,619            $2,184       $  399        $33,434
                         1994         15,147         9,739        3,134             2,256           20         30,296
                         1993         15,100        10,336        2,775             1,990          232         30,433
---------------------------------------------------------------------------------------------------------------------------------
Net Earnings Before      1995          1,871           687          203               215         (331)         2,645
Prior Years' Effect of   1994          1,710           563          145               145         (352)         2,211
Accounting Changes       1993<F1>      1,500           494          161               107         (247)         2,015
---------------------------------------------------------------------------------------------------------------------------------
Identifiable Assets      1995         11,375         7,446        3,311             1,305        4,688         28,125
                         1994         10,699         5,576        2,690             1,302        5,268         25,535
                         1993         10,809         5,486        2,375             1,067        5,198         24,935
---------------------------------------------------------------------------------------------------------------------------------

<F1>Excludes an after-tax charge for restructuring: North America - $1,223,
Europe, Middle East and Africa - $342, Asia - $53, Latin America - $50, and Corporate - $78. Total - $1,746.


BUSINESS SEGMENTS
                                   Laundry and                   Beauty         Food and       Health
                                   Cleaning       Paper            Care         Beverage         Care         Corporate    Total
----------------------------------------------------------------------------------------------------------------------------------
Net Sales             1995         $10,224        $9,291         $6,507         $3,988         $3,025         $   399      $33,434
                      1994           9,838         8,282          5,912          3,261          2,983              20       30,296
                      1993          10,013         8,307          5,562          3,343          2,976             232       30,433
----------------------------------------------------------------------------------------------------------------------------------
Earnings Before       1995           1,695         1,131            736            513            360            (435)       4,000
Income Taxes and      1994           1,485         1,085            578            361            358            (521)       3,346
Accounting Changes    1993<F1>       1,404           952            357            240            402            (301)       3,054
----------------------------------------------------------------------------------------------------------------------------------
Identifiable Assets   1995           5,375         7,082          5,511          2,148          3,321           4,688       28,125
                      1994           4,777         5,521          4,936          2,049          2,984           5,268       25,535
                      1993           4,453         5,274          5,045          2,190          2,775           5,198       24,935
----------------------------------------------------------------------------------------------------------------------------------
Capital               1995             608           731            341            150            295              21        2,146
Expenditures          1994             590           663            247            136            182              23        1,841
                      1993             575           741            238            110            176              71        1,911
----------------------------------------------------------------------------------------------------------------------------------
Depreciation          1995             279           500            189            108            144              33        1,253
   and                1994             252           435            177            113            131              26        1,134
Amortization          1993             235           403            189            144            110              59        1,140

<F1>Excludes a pre-tax charge for restructuring: Laundry and Cleaning -
    $559, Paper - $626, Beauty Care - $614, Food and Beverage - $450, Health Care - $333, and Corporate - $123. Total - $2,705.

(Pie graph showing 1995 Net Sales by Business Segment. Laundry and Cleaning 31%; Paper 28%; Beauty Care 19%; Food and Beverage 12%;
Health Care 9%; and Corporate 1%.)

                            The Procter & Gamble Company and Subsidiaries

13. QUARTERLY RESULTS (UNAUDITED)

-------------------------------------------------------------------------------------------------
                                                  Quarters Ended
                                        ---------------------------------------
                                                                                Total
                                        Sept. 30  Dec. 31   Mar. 31   Jun. 30    Year
-------------------------------------------------------------------------------------------------
Net sales                     1994-95   $8,161    $8,467    $8,312    $8,494    $33,434
                              1993-94    7,564     7,788     7,441     7,503     30,296
-------------------------------------------------------------------------------------------------
Operating income              1994-95    1,254     1,190     1,057       678      4,179
                              1993-94    1,085     1,023       923       549      3,580
-------------------------------------------------------------------------------------------------
Net earnings                  1994-95      792       750       631       472      2,645
                              1993-94      670       653       482       406      2,211
-------------------------------------------------------------------------------------------------
Net earnings                  1994-95     1.12      1.06       .88       .65       3.71
per common share              1993-94      .95       .92       .66       .56       3.09
-------------------------------------------------------------------------------------------------
Fully diluted net earnings    1994-95     1.05       .99       .81       .63       3.48
per common share              1993-94      .89       .85       .64       .53       2.91
--------------------------------------------------------------------------------------------------


FINANCIAL HIGHLIGHTS
(Dollars in Millions Except Per Share Amounts)    1995      1994      1993<F1><F2>   1992     1991
--------------------------------------------------------------------------------------------------------
Net Sales                                         33,434    30,296    30,433         29,362   27,026
Operating Income                                   4,179     3,580       456          2,867    2,702
Net Earnings/(Loss)                                2,645     2,211      (656)         1,872    1,773
Net Earnings/(Loss) per Common Share                3.71      3.09     (1.11)          2.62     2.46
Dividend per Common Share                           1.40      1.24      1.10          1.025     .975
Research and Development Expense                   1,257     1,059       956            861      786
Advertising Expense                                3,284     2,996     2,973          2,693    2,511
Total Assets                                      28,125    25,535    24,935         24,025   20,468
Long-term Debt                                     5,161     4,980     5,174          5,223    4,111
Net Earnings Margin                                  7.9%      7.3%       --            6.4%     6.6%
Cash Flow from Operations                          3,568     3,649     3,338          3,025    2,009
Employees                                         99,200    96,500   103,500        106,000   94,000
--------------------------------------------------------------------------------------------------------

<F1>Operating income includes a pre-tax charge totaling $2,705 for restructuring
<F2>Net earnings and per share earnings include an after-tax charge total
    $1,746 or $2.57 per share for restructuring and an after-tax charge of $925 or $1.36 per share for the prior years' effect of accounting changes


                            The Procter & Gamble Company and Subsidiaries

SHAREHOLDER INFORMATION


COMMON STOCK PRICE RANGE AND DIVIDENDS
                                     Price Range                 Dividends
---------------------------------------------------------------  ----------------------
                            1994-95             1993-94          1994-95   1993-94
---------------------------------------------------------------  ----------------------
Quarter Ended            High      Low       High      Low
---------------------------------------------------------------  ----------------------
September 30             $60.88    $53.13    $53.63    $45.25    $.35      $.31
December 31               64.63     58.25     58.88     46.88     .35       .31
March 31                  70.38     60.63     60.00     51.25     .35       .31
June 30                   74.25     65.88     58.63     51.75     .35      . 31


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

SHAREHOLDER INVESTMENT PROGRAM
This programs allows participants to reinvest their dividends and make optional cash purchases of Procter & Gamble Common Stock directly through the Program. For a copy of the prospectus, please contact Shareholder Services.

DIRECT DEPOSIT OF DIVIDENDS
Shareholders of record may have their dividends electronically deposited into their bank account. If you are interested in this service, please contact Shareholder Services.

SHAREHOLDERS' MEETING
The next annual meeting of the shareholders will be held on Tuesday, October 10, 1995, at the Company's General Offices, Two Procter & Gamble Plaza, Cincinnati, OH 45202.

CORPORATE HEADQUARTERS
The Procter & Gamble Company
P.O. Box 599
Cincinnati, Ohio 45201-0599

TRANSFER AGENT/SHAREHOLDER SERVICES
The Procter & Gamble Company
Shareholder Services Department
P.O. Box 5572
Cincinnati, Ohio 45201-5572

REGISTRAR
PNC Bank, Ohio, N.A.
P.O. Box 1198
Cincinnati, Ohio 45201-1198

EXCHANGE LISTING
New York, Cincinnati, Amsterdam, Paris, Basle, Geneva, Lausanne, Zurich, Frankfurt, Antwerp, Brussels, Tokyo.

SHAREHOLDERS OF COMMON STOCK
There were 193,066 Common Stock shareholders of record, including participants in the Shareholder Investment Program, as of July 21, 1995.

FORM 10-K
Beginning in October 1995, shareholders may obtain a copy of the Company's 1995 report to the Securities and Exchange Commission on Form 10-K by sending a request to Mr. Robert J. Thompson, Manager, Shareholder Services, at the above Shareholder Services address.

COMPANY INFORMATION
Copies of P&G's global Environmental Report, corporate contributions and diversity program reports, corporate brochure and fact sheets are available by writing to Corporate Communications at the Corporate headquarters address above.



This report printed on recycled paper made from 50% recycled fiber including 10% post-consumer waste.

40