Form 10-K, Exhibit 13
period 1996-06-30
PROCTER & GAMBLE CO
filed 1996-09-11
CIK 80424

Exhibit (13)
                                  ------------


              Annual Report to shareholders. (Pages 1-15 and 20-43)


          (Picture top of Page 1 from left to right: John E. Pepper, Chairman of the Board and Chief Executive; Durk I. Jager, President and Chief Operating Officer)

TO OUR SHAREHOLDERS:

         Ally Heeter, our "cover girl" for this year's Annual Report, is one of America's Dirtiest Kids. But her mom, Jenni, doesn't mind. "I don't even think twice about dirty clothes," she told us "because I know that Tide will get them clean."

         That's the kind of confidence that has made Tide America's favorite laundry detergent for nearly 50 years -- and it's the same confidence that consumers have in literally dozens of P&G brands.

         Consumers trust our brands and have made many of them market leaders in countries around the world. It's that depth and breadth of leadership across categories and across geographies -- that drives your Company's growth.

         That was certainly the case in 1995/96, a year of continued strong progress. Shipments, sales and earnings all reached record levels. Each of our four regions contributed to this growth by achieving record volume levels, and our four largest product categories built share globally. (For additional perspective on worldwide and regional financial results, please see the Financial Review that begins on page 20.)

         We know the leadership of our brands will continue to be the principal driver of P&G's growth in the years ahead, so we want to use this year's Annual Report to talk about leadership -- the leadership goals we've set for your Company and the leadership strengths we've relied on to build many of the world's most successful brands.

SETTING OUR SIGHTS ON GROWTH

         We have set three growth goals for the Company.

         1. DOUBLE UNIT VOLUME IN 10 YEARS. Consider what this means: we'll need to build as much business in a decade as we've built in the 159 years since your Company was founded. A stretching goal, to be sure, but one we are striving to achieve with continued, fast-paced geographic expansion and extraordinary levels of innovation in both existing and new businesses.

         2. ACHIEVE SHARE GROWTH IN THE MAJORITY OF OUR CATEGORIES. The growth potential of this goal is enormous. A one percentage point share increase in a major global category such as Hair Care could mean more than $100 million in additional sales. Multiply that across the many categories in which we compete, and you can see the opportunity for growth.

         3. DELIVER TOTAL SHAREHOLDER RETURN (TSR) THAT RANKS US OVER TIME AMONG THE TOP THIRD OF OUR PEER GROUP. This is an especially challenging goal. Despite the challenge, we consider this an important goal because TSR -- stock price appreciation plus dividends --- is the best measurement of our overall financial performance. We've been among the top third for the past three-, five-, 10-year periods, and we will stay focused on achieving that level of performance in the years ahead.

         (Top of Page 2 - Cumulative Consolidated Operating Cash Flow (in billions of dollars) Trend Chart for 1994 - 3.6, 1995 - 7.2 and 1996-
         11.4 and 1994-96 Primary Uses of Cash Pie Chart for Capital Expenditures, Dividends Paid, Acquisitions, Net Debt Reduction and Treasury Purchases)

         (Center of Page 2 - Picture of Ariel, Pantene, Always and Pampers with the following caption: "These are just a few of P&G's established global brands.)

PREPARING TO WIN IN THE 21ST CENTURY

         We know these are the right goals.

         Broad share growth in our categories and steady, significant gains in volume assure us that our brands are meeting the needs of consumers around the world.

         Meeting the needs of consumers is the best way to generate leadership shareholder returns.

         And, achieving the growth we're targeting -- while adhering to the core values that have always distinguished P&G -- is the best way to attract and retain the talented men and women who are the producers of P&G's long-term growth and health.

         We know also that to achieve these goals, we'll need to be better than we've ever been, because the competitive environment we're entering will be tougher than it's ever been. There will be little if any room for marginal performers.

         What will set tomorrow's winners and losers apart? The winners will be strong global businesses. They will put tremendous pressure on costs. They'll bring innovations to market at a much faster pace than today -- and not just in one or two countries at a time, but worldwide. As a result, they won't only be the share leaders of their categories. They will lead in every other measure that matters, as well: sales growth, volume growth, geographic presence, profitability.

         This environment exists already, but it will intensify in the years ahead. And as that happens, we'll need to work even harder in a number of important areas.

FIRST, WE WILL NEED TO EXPAND OUR OWN LINEUP OF GLOBAL BRANDS.

         We have a solid foundation to build on. For example, in BRANDWEEK magazine's 1995 ranking of "Super Brands," P&G led the list of companies in the categories in which we compete. BRANDWEEK included 17 P&G brands among its list of Super Brands. The next closest competitor had eight.

         And the BRANDWEEK ranking was based only on U.S. sales. Though the U.S. remains P&G's largest single market, the real breadth and depth of our business is reflected in the list of our brands that are truly global. Pantene Pro-V hair care products, for example. Always and Whisper feminine protection products. Ariel detergent, Pampers diapers, Vicks cough and cold products. Brands that are winning the loyalty of consumers around the world.

         And we are adding to the list.

         (Top of Page 3 - Net Earnings per Employee Trend Chart for 1994-$22,912, 1995 - $26,663 and 1996 - $29,573 and Total Shareholder
         Return Trend Chart for Ten Year - 18.7%, Five Year - 19.8% and Three Year - 25.1%)

         (Center of Page 3 - Picture of Head & Shoulders, Old Spice and Olay with the following caption: "These are a few of P&G's potential global brands.")

         Tide detergent, for instance. The U.S. market leader for nearly 50 years. Now also the leader in Canada, Saudi Arabia, Morocco. And moving toward leadership in Russia and China.

         Head & Shoulders shampoo. This brand has been the U.S. market leader virtually since it was introduced in 1961. Today, it is quickly becoming a global market leader, as well, with growing businesses in nearly 40 countries.

         And there are many others, like Oil of Olay and Old Spice, that are on their way to becoming strong global brands.

SECOND, WE WILL NEED TO STRENGTHEN OUR ABILITY TO DELIVER BREAKTHROUGH PRODUCT INNOVATION.

         There will be a far greater premium on leading-edge product technology. Brands that fall into the trap of merely shifting value with "me-too" line extensions will quickly fall behind the market leaders that create value with fundamentally better, new products. In fact, a hallmark of tomorrow's leading brands will be their ability not just to improve existing products but to create entirely new product categories with innovative technologies.

         P&G has a long history of being among the technology pacesetters. Today, we have more than 250 proprietary technologies in the marketplace, technologies that provide a clear-cut advantage for brands like Bounty paper towels. And, we are accelerating our pace of innovation. In 1995, for example, P&G filed for more than 17,000 patents worldwide -- a 35% increase over 1994 and a 60% increase over 1993.

THIRD, WE WILL NEED TO ACHIEVE AN EXTRAORDINARY LEVEL OF COST EFFECTIVENESS.

         The strongest brands of the 21st century will respond to consumers' increasing demands for good value. In fact, the best of these brands will push consumers' value expectations even higher by continually resetting the standard for delivering the highest possible quality at the lowest possible cost.

         We're working hard to ensure that our brands are among those that set the standard for good value. We are driving out costs that don't add value and investing the savings in those things that do. For example, as we reported in last year's Letter to Shareholders, the Company has reduced the total delivered costs (TDC) of products by more than one dollar per case since 1990/91 -- $1.6 billion in total. And in 1995/96, we continued to tightly control TDC spending. At the same time, we made major investments in new product initiatives, such as the upcoming Pampers Baby-Dry launch -- which you can read about on page 12 -- and in a number of new manufacturing plants, including important new facilities in China, Brazil and Thailand.

         We've made good progress, but we know we'll need to do even better. We will need breakthrough efficiencies in virtually every part of the organization.

         (Center of Page 4 - Picture of Bounty, Pringles and Folgers with the following caption: These flagship brands are leading P&G into the 21st Century.")

FOURTH, WE WILL NEED TO WORK MORE EFFECTIVELY WITH RETAIL AND WHOLESALE CUSTOMERS TO BUILD CONSUMER LOYALTY.

         This is truly a breakthrough opportunity. Until recently, manufacturers, retailers and wholesalers rarely saw one another as business partners. In many cases, we saw one another as adversaries. As a result, we created inefficiencies in the supply chain that increased consumers' prices and eroded loyalty to brands and stores alike.

         The competitive environment ahead of us will reward manufacturers and retailers who reject this obsolete way of doing business and work together to increase consumer value.

         This is a new global marketplace reality, and we are moving fast to get ahead of the curve. The most far-reaching of our efforts is our involvement in an industry initiative called Efficient Consumer Response (ECR). We are working closely with retailers and wholesalers to fundamentally change the way consumer products are introduced, marketed, shipped and sold to consumers. We anticipate that, industrywide, ECR will generate more than $30 billion in annual savings in North America alone -- and we are helping to implement similar changes in Europe, Latin America and Asia, as well. By investing our savings to increase consumer value, we will build consumer loyalty and make our brands even stronger.

BOUND AND DETERMINED TO WIN

         These implications for our business are challenging, to be sure, but they come with extraordinary opportunities for growth -- opportunities that we believe P&G is uniquely positioned to capture. Why? Because the winners of the 21st century will be the companies that are best at building leadership brands. And building brands consumers love is what we do best.

         As we noted at the beginning of this letter, our organization turned in an excellent performance in 1995/96, and we are committed -- bound and determined, in fact -- to continue that performance in the years to come . . . with leadership brands built and nurtured by an organization of leaders around the world. On that note we'd like to thank the men and women of P&G for their excellent performance this past year and thank you for your support of our Company.


/S/ JOHN E. PEPPER
John E. Pepper
Chairman and Chief Executive



/S/DURK I. JAGER
Durk I. Jager
President and Chief Operating Officer

August 8, 1996

         (Top of Page 5 - Caption "Building Leadership Brands" with a Pyramid Picture listing "The Best People," "Loyal Consumers," "Good Value," "Superior Products," and "Great Brands." Also a picture of the following brands: Always, Pampers, Tide and Pringles.)

         (The rest of Page 5 shows a consumer shopping with the following caption: "Turn the page to learn more about how P&G builds many of the world's most successful leading brands.")

         (Top of Page 6 - Pie Chart showing Total U.S. Wash Loads for All Other Brands, Other P&G Brands and Tide with the following caption: U.S. consumers use Tide to clean nearly 12 billion wash loads - 33 million tons of clothes - every year. Also a picture of a 1946 Tide box with the following caption: "Tide, the first heavy-duty synthetic laundry detergent, is introduced in 1946 as 'the Washday Miracle.' Tide radically changes the way people wash their clothes and quickly establishes itself as America's favorite laundry brand.)

         (The rest of Page 6 shows consumers at the laundromat using Tide.)

         (Top of Page 7 has a picture of a 1988 Tide box with the following caption: "After more than 40 years, Tide is still the best-selling laundry brand in the U.S. Key to its long success is its ability to continually reinvent the laundry category. Tide with Bleach, for example, does what no other detergent can do. It combines a heavy-duty detergent and full-strength color-safe bleach in one product." Also a picture of a 1996 Tide box with the following caption: "Tide celebrates its 50th birthday with a series of breakthrough innovations. On the heels of its revolutionary carezyme technology, which helps keep clothes looking like new, the brand's Ultra 2 initiative sets a new standard for soil and stain removal.")

         (Center of Page 7 has different Tide packages with the following caption: "Tide is the 6th largest of all brands sold in U.S. grocery stores.")

GREAT BRANDS

         Great brands always stand for something -- something that consumers care about, something the brand delivers better than any competitor, something that can last and is consistent over time.

         This "something" is what we think of as a brand's "equity." It is the fundamental reason that consumers purchase any given brand on a sustained basis.

         Tide, P&G's single largest brand, is one of the best examples of how to build and maintain a strong equity. Since its introduction in 1946, Tide has been known as the gold standard: "If it's got to be clean, it's got to be Tide."

         Winning such a high degree of consumer confidence is tough to do, but Tide has been doing it for generations. In fact, Tide has been the number 1 laundry brand in the U.S. for nearly half a century and today, as this great brand celebrates its 50th birthday, its market share is the highest it's been since 1952.

         Most important, Tide's future is bright. In 1996 we are rolling out Tide Ultra 2 -- a new generation of Tide that represents the latest of more than 60 performance improvements since the brand was introduced. Ultra 2, like virtually every Tide innovation that preceded it, resets the standard for cleaning, with even better stain removal and advanced color care technologies. In the process, this breakthrough innovation reinforces Tide's equity as "the best clean you can get."

         Building great brands that consumers trust is a difficult and never-ending challenge -- but it's one of the things that P&G does best. Another source of our leadership, as you'll see on the next page, is the outstanding performance of our products.

         (Top of Page 8 - Picture of Always With Wings with the following caption: "Always invented the unique "wing" design that helps hold the pad in place and, as a result, provides better protection." Also a Picture of Always Dri-Weave Topsheet with the following caption:
         "Always patented Dri-Weave Topsheet helps keep moisture in the pad and away from the skin, providing cleaner, drier protection.")

         (Center of Page 8 - Picture of different Always packages with the following caption: "P&G feminine protection products hold nearly 1,000 patents worldwide.")

SUPERIOR PRODUCTS

         Great brands earn consumers' trust by meeting their needs -- better than anyone else -- with truly superior products.

         P&G's Always and Whisper feminine protection brands are good examples. Feminine hygiene habits vary widely around the world -- based on culture, clothing and available products. Still, the basic needs in this category are very much the same. Women worldwide need protection and the cleaner, drier feeling that a superior pad provides.

         In one country after another, Always and Whisper have been first to market with truly breakthrough products that meet these needs. The combination of our proprietary "wings" design and our patented Dri-Weave technology have helped make P&G the global leader of this $6 billion business today.

         And we are expanding our brands' leadership with new products, as well. Always with Side Channels, introduced in the U.S. in 1995, directs moisture away from the edges and toward the center of the pad for added protection. And Alldays with Duo-Active technology, introduced in Germany and France in 1995, has driven the growth of our pantiliner business in Europe. The product's core locks in wetness and actually absorbs odor.
Other pantiliners use perfume to mask odor.

         Innovative products like these are the cornerstones of all our leading brands -- and are principal drivers of P&G's leadership in one category after another. The third element of our leadership, as you'll read on page 10, is our consistent ability to deliver the best possible value to consumers around the world.

         (Top of Page 9 - Picture of Whisper Curve with the following caption:
         "Whisper Curve, launched in Japan in 1995, is designed to fit a woman's body better than previous products. The product's 'fusion bonded' channels prevent bunching and reduce leakage, delivering substantially improved performance." Also a Pie Chart showing All Other Brands and P&G with the following caption: "One-fourth of all the feminine protection pads and pantiliners sold worldwide are Procter & Gamble products.)

         (The rest of Page 9 shows a mother and daughter talking about the use of Always as a feminine protection pad.)

         (Top of Page 10 - Picture of Pringles in a number "1" with the following caption: "Consumer demand--in more than 40 countries--has made Pringles P&G's number one export brand." Also a picture of a stack of individual Pringles with the following caption: "One Product. Pringles leverages its growing global scale and builds brand equity by staying focused on a consistent product formulation and the most popular snack flavors. In fact, Pringles is able to meet 80% of worldwide consumer demand with only six flavors.")

         (The rest of Page 10 shows three young people with a canister of Pringles and a rugby ball.)

         (Top of Page 11 - Picture of one package of Pringles with the following caption: "No matter where in the world you buy Pringles, you'll find it in the same familiar can. Pringles' ability to maintain just one basic package design not only reaps substantial cost savings but reinforces the brand's growing global equity, as well." Also a picture of a boy looking at a Pringles canister with stars coming out of it with the following caption: "One Message. Pringles advertising is another area in which the brand achieves a high level of cost effectiveness while building consumer loyalty. The proven 'Once you pop, you can't stop' campaign has helped grow Pringles' business around the world, from Chicago to London to Tokyo.")

         (Center of Page 11 - Picture of Sunny Delight, Crisco, Jif and Folgers with the following caption: "90% of P&G's Food and Beverage brands grew share this year.")

GOOD VALUE

         It's important to have great brands with a lineup of superior products. But even these cornerstone elements won't build a leading brand over time unless consumers feel it represents a good value -- a fair price for a superior product.

         Consequently, we work hard to keep our prices down by keeping our costs low. Our Food and Beverage business is a good example. Five years ago, this business was struggling, with profits below the Company average -- despite a strong lineup of brands, including Folgers coffee, Crisco Oil and Jif peanut butter. We needed a breakthrough to realize our potential in this business.

         We achieved that breakthrough, in part, with relentless cost control. We knew we were spending more than competitors and that, if we could lower our costs dramatically, we'd free our brands to compete on the strength of their quality, value and equity with consumers -- a prescription for leadership.

         That is exactly what happened. Our cost control efforts provided a strong foundation for our Food and Beverage brands to grow profitably. Pringles, for example, achieved breakthrough savings in manufacturing, product and package costs -- savings we then invested in strong marketing and value pricing initiatives. The business impact has been tremendous. In the past four years, Pringles has more than doubled its worldwide volume and, today, is one of P&G's fastest growing global brands.

         Similar success stories -- great brands providing superior products at a good value -- can be found throughout our Company. Consumers trust our brands and that trust is the foundation of consumer loyalty. But preserving their loyalty is a never-ending challenge, as our Pampers story on page 12 illustrates.

          (Top of Page 12 - Picture of Pampers Premium with the following caption: "Better Diapers. Pampers Premium is a new 'breathable' diaper with revolutionary side panels that allow air to pass through to baby's skin. Pediatricians know that this is important to skin health." Also a picture of Pampers Unisex Baby-Dry with the following caption: "Simpler Choices. Unisex Baby-Dry diapers use a newly designed core technology that concentrates absorbency where both boys and girls need it most, making gender-specific Pampers obsolete.")

          (Center of Page 12 - Picture of three Pampers packages with the following caption: "Pampers has more than a 70% share of eight markets.")

LOYAL CONSUMERS

         Loyal consumers rely on their favorite brands week in and week out. They don't have to worry whether they're getting the best deal because they know the brands they love deliver the best products at a good value every day. This kind of loyalty is hard to earn and it can be easily lost if consumer confidence is eroded.

         For example, the disposable diaper category has become so complex that many consumers walk away unsure of whether they've gotten the best value -- or even the right product! They're forced to choose between so many different sizes, genders and features that they become frustrated and confused.

         Pampers, which is celebrating its 35th birthday in 1996, is working hard to end this confusion. With the introduction of Pampers Baby-Dry in the U.S. and Canada this fall -- part of P&G's biggest diaper initiative in a decade
- -- the brand is redefining the way consumers shop for diapers.

         New breakthrough absorbency technology on Pampers Baby-Dry makes gender-specific Pampers obsolete. This move not only makes it simpler to find the right product, it frees up shelf space in stores that can now be used to provide a full range of large-count packages in all sizes for the first time.

         As a result, parents will be able to buy better-performing diapers -- and select the right diaper more easily -- while also having a wider selection of money-saving, large-count packs in every size from which to choose.

         All our brands look for ways to provide the kind of bold leadership that Pampers is providing. And it's no surprise, because as you'll hear from three of our employees on the following pages, leadership is a way of life at P&G.

         (Top of Page 13 - Picture of Pampers Jumbo with the following caption:
         "More Convenience. An expanded range of large-count packs of Pampers, which had been previously unavailable in many sizes, better meets consumers' usage needs. Jumbo-size packs are now available on all sizes of Pampers and Luvs in the U.S." Also a picture of the Pampers 35 year logo with the following caption: "As Pampers celebrated its 35th anniversary, P&G's U.S. diaper business achieved its highest level of volume growth in a decade.")

         (The rest of Page 13 shows a mother with her baby and a package of Pampers sitting next to them.)

         (Top of Page 14 - A book entitled "Built to Last: Successful Habits of Visionary Companies," authors James C. Collins and Jerry I. Porras with the following caption: "P&G understands the importance of constantly developing talent so as to never face gaps in succession at any level, and therefore to preserve its core throughout the Company." Also a picture of Clarence Hall, Ivorydale Technician Leader with the following caption: "My ability to impact the business directly -- every day, in whatever way is necessary -- is greater today than at any time in my 30-year career with P&G.")

         (The rest of Page 14 shows Mr. Hall and another employee working with Zest.)

         (Top of Page 15 - A picture of Cindy Moseley, Ivorydale Reliability Manager with the following caption: "I don't spend time inspecting other people's work. Instead, I work with people -- technician leaders and their teams -- who need direction, not inspection. That enables me to have far more impact than I ever expected." Also a picture of Toufic Waked, Ivorydale Power and Controls Manager with the following caption: "The great benefit of driving leadership responsibility down to every level in the organization is continuity. Most of our technician leaders will spend their career at a single P&G plant.
         And that continuity breeds mastery -- which is fundamental to the speed and excellence today's business environment requires.")

         (Center of Page 15 - Book entitled "The 100 Best Companies to Work for in America," author Robert Levering and Milton Moskowitz with the caption: "P&G is regularly ranked as a top employer in the U.S. and around the world.")

THE BEST PEOPLE

         Leadership is a way of life at P&G because it comes naturally to the men and women who keep our business growing around the world. We take full advantage of the leadership qualities of our people by creating a business culture in which P&G leaders can thrive. An example is the "high performance" environment in which many of our people work. At P&G plants, such as our Ivorydale Beauty Care plant in Cincinnati, Ohio, the traditional lines dividing technicians and managers have been essentially erased. Everyone in the organization is empowered to make decisions . . . empowered to lead.

         "We place tremendous emphasis on teamwork at our plant," says Clarence Hall, a technical leader at Ivorydale. "Everyone at every level and in every function understands what we are all responsible for building the business. If something needs to be changed, or can be improved, we're empowered to make the change. That empowerment has created a culture steeped in ownership and breakthrough thinking."

         This kind of everyday, yet extraordinary, leadership is crucial, because it is the most important factor in our ability to build leadership brands . . . and to keep your Company growing in the years and decades ahead.

         (Top of Page 20 - Picture of the globe.)

         (Center of Page 20 - Net Sales and Net Earnings Trend Charts for 1994, 1995 and 1996.)

FINANCIAL REVIEW

RESULTS OF OPERATIONS

         The Company's financial results for its year ended June 30, 1996 reflect record levels of unit volume, net sales, and net earnings, with profit margins reaching the highest level in over 45 years. Results for the year reflect the Company's strategy to provide superior products at better value to consumers, while pursuing simplification of product lines and marketing strategies to improve efficiency and build profitability.

         Worldwide net earnings for the year were $3,046 million, a 15% increase over the prior year of $2,645 million. Current year results include settlement of the Bankers Trust lawsuit, sale of the Company's share of a health care joint venture, a reserve for estimated losses on a supply agreement entered into as part of the previous divestiture of the commercial pulp business, and early adoption of FASB Statement No. 121, covering recognition of impairment of long-lived assets. Excluding these items, net earnings for the current year were $3,031 million. The prior year results included a $50 million after-tax charge for costs related to the earthquake in Kobe, Japan. Excluding the unusual items in both years, net earnings grew 12%.

         New earnings per share for the current year were $4.29, a 16% increase over the prior year amount of $3.71. Excluding the unusual items in both years, net earnings per share grew 13%.

         Worldwide net sales for the current year were $35,284 million, up 5%. Worldwide unit volume increased 7%, with all geographic regions achieving record volume levels.

         Worldwide gross margin for the current year was 41.2% compared to 41.6% in the prior year. The current year was impacted by difficult economic conditions in Mexico. Additionally, the early adoption of FASB Statement No. 121, which provides new guidance on recognition of impaired assets, impacted the cost of products sold by approximately $50 million.

         Worldwide marketing, research, and administrative expenses were $9,707 million compared to $9,677 million in the prior year. This represents 27.5% of sales, compared with 28.9% in the prior year, and reflects the emphasis on cost control, as well as benefits of the restructuring program. Additionally, expenses were reduced in certain markets as the Company expanded its value pricing and simplification of trade terms initiatives, which are designed to provide better value to consumers, to countries outside the United States.

         Other income, net of expense, contributed $338 million before-tax in the current year, including: a $120 million benefit to reverse the remaining reserve previously established for two interest rate swap contracts following settlement of a lawsuit against Bankers Trust; a $185 million gain on the sale of the Company's 50% share of a health care joint venture to its venture partner; and a $230 million charge to increase the reserve for estimated losses on a supply agreement entered into as part of the previous sale of the Company's commercial pulp business. In the prior year, other income was $244 million before-tax and contained a $77 million charge related to the Kobe, Japan earthquake.

         Top of Page 21 the following statement by John E. Pepper, Chairman and Chief Executive: "This was a year of continued strong progress. Shipments, sales and earnings all reached record levels. Each of our four regions contributed to this growth through record volume levels and excellent cost control. Importantly, our four largest categories built share globally.")

         (Center of Page 21 - Operating Margin Trend Chart for 1994, 1995 and 1996.)

         Net earnings margin increase to 8.6% in the current year from 7.9% in the prior year, including the effects of unusual items in both years. Excluding the unusual items, it was 8.6% in the current year, up from 8.0% in the prior year, reflecting unit volume growth and continued emphasis on cost control through the Company's simplification and standardization programs.

         The following provides perspective on the year ended June 30, 1995 versus the prior year:

         Worldwide net earnings increased 20% to $2,645 million, including a $50 million after-tax charge for costs associated with the earthquake in Kobe, Japan. Net earnings for 1994 were $2,211 million, including a $102 million after-tax charge related to two interest rate contracts. Excluding the unusual items in both periods, net earnings increased by 17%.

         Worldwide net sales for 1995 increased 10% to $33,482 million. The sales growth was driven by year-to-year unit volume growth of 10%, with acquisitions contributing approximately 2%. More favorable exchange rates positively impacted net sales by 2%, but the effect was offset by lower pricing in certain markets.

         The decline in worldwide gross margin from 42.9% in 1994 to 41.6% in 1995, was primarily due to higher green coffee bean costs, net of related pricing. Higher raw material prices, most importantly pulp, more than offset the incremental benefits of restructuring activities and other cost reduction programs during 1995. The Company's gross margin trends were also affected by changes in promotional policies. Specifically, from 1993 to 1995, the Company's value pricing initiative reduced list prices by approximately $1 billion (excluding coffee).

         Worldwide marketing, research, and administrative expenses were 28.9% of sales in 1995, down from 30.9% in 1994. This reflects the benefits of cost control efforts, as well as an incremental benefit from restructuring actions, which more than offset increased research and development costs.

         Other income, net of expense, was $244 million before-tax in 1995, which included a $77 million charge related to the Kobe, Japan earthquake. The 1994 amount of $158 million contained a $157 million charge to establish a reserve related to two interest rate contracts with Bankers Trust.

         Net earnings margin increased to 7.9% in 1995 from 7.3% in 1994, including the effect of unusual items in both years. Excluding the unusual items, net earnings margin increased to 8.0% in 1995 from 7.6% in 1994.

FINANCIAL CONDITION

         Cash flow from operations was $4,158 million, $3,568 million and $3,649 million in 1996, 1995, and 1994 respectively. Generally, operating cash flow provided the primary source of funds to finance operating needs and capital expenditures.

         (Top of Page 22 - Net Sales By Business Segment Pie Chart -- 30% - Laundry & Cleaning; 29% Paper; 20% - Beauty Care; 12% Food & Beverage; 8% - Health Care and 1% - Corporate)

         (Center of Page 22 - Dividends Per Share Trend Chart for 1992, 1993, 1994, 1995 and 1996.)

         Cash and cash equivalents were fairly stable from June 30, 1995, following a decline of $345 million in the prior year. Importantly, in the current year $331 million was transferred to investment securities.

         Under the share repurchase program initiated in 1995, current year purchases were $432 million compared to $114 million in the prior year. The Company is authorized to purchase up to 6 million shares annually to mitigate the dilutive impact of management compensation programs.

         The Company recently announced its intention to repurchase additional outstanding shares of up to $1 billion during 1997. Funds for the repurchase program will come primarily from existing cash balances and operating cash not needed for the business.

         Capital expenditures were $2,179 million in 1996, $2,146 million in 1995, and $1,841 million in 1994. Over 65% of current year expenditures were related to the Laundry and Cleaning and Paper businesses, reflecting capacity expansions and technological advances. Capital expenditures are expected to increase during the upcoming year, reflecting the planned expansions associated with Olean, a recently approved fat substitute, additional paper capacity, and other planned capacity increases. Funds for these activities generally are provided from operations.

         Common share dividends grew 14% to $1.60 per share in 1996, compared to $1.40 and $1.24 in 1995 and 1994, respectively. For the coming year, the annual dividend rate will increase to $1.80 per common share, marking the 41st consecutive year of increased common share dividend payments. Total dividend payments, to both common and preferred shareholders, were $1,202 million, $1,062 million, and $949 million in 1996, 1995, and 1994, respectively.

         During the year, the Company issued $300 million of 30-year, 6.45% debentures under the shelf registration statement that was filed in 1995. Subsequently, the amount available under the shelf was raised to $725 million. Securities pursuant to this registration statement may be offered as determined appropriate in light of market conditions. Additionally, the Company has the ability to issue commercial paper at favorable rates.

         Total debt was down $345 million. Exchange effects, primarily the Japanese yen and German mark, reduced total debt by approximately $250 million.

         During the current year, the Company completed the previously announced program to divest certain non-strategic brands in order to focus organizational resources on the Company's core businesses. The program did not have a significant effect on the Company's results of operations or financial condition. The proceeds from these sales, combined with other asset sales, generated $402 million in cash flow in the current year. Acquisitions, including Millstone Coffee, the global baby and child wipes business of the former Scott Paper Company, and several Latin America laundry and cleaning businesses, reduced cash by $358 million. In prior years, the net amount of cash required for these activities was $313 million in 1995 and $190 million in 1994. The Company expects to continue to divest minor, non-strategic brands as considered appropriate to increase its focus on larger opportunities.

         (Top of Page 23 - Pie Chart showing Net Sales by Geographic Segment -- North America - 49%, Europe, Middle East & Africa - 33%, Asia - 11%, Latin America - 6% and Corporate - 1%.)

         (Center of Page 23 - Operating Cash Flow Trend Chart for 1994, 1995 and 1996.)

RESTRUCTURING RESERVE STATUS

         In the year ended June 30, 1993, a reserve of $2.4 billion was established to cover a worldwide restructuring effort to consolidate manufacturing systems and reduce overhead costs. The primary elements of this reserve were costs related to fixed asset disposals and separation-related costs.

         The restructuring program is expected to be completed during the next year. The cost of completing it is expected to approximate the original estimate. Substantially all of the planned closures have been announced in order to provide advance notice to the employees.

         With incremental after-tax savings of approximately $100 million in the current year, cumulative restructuring savings have exceeded the $500 million after-tax objective originally established. Total savings, which have been offset to some degree by lower pricing and other actions to build the business, are expected to exceed the original estimate by approximately 20%.

         The following pages provide perspective on the Company's geographic segments. Additionally, the Corporate segment includes interest income and expense, segment eliminations, and other general corporate income and expense.


                 Original     Balance      Balance                 Balance
                 Reserve      6/30/94      6/30/95      Charges    6/30/96
- -------------------------------------------------------------------------
Separation
  costs<F1>      $  965       $  596       $  369       $130       $239
Fixed asset
  disposals       1,109          960          597        282        315
Other<F2>           328          227          194         60        134
- -------------------------------------------------------------------------
                 $2,402       $1,783       $1,160       $472       $688
- -------------------------------------------------------------------------

<F1>   Includes separation allowances and related benefits, outplacement services, and personnel relocation costs.
<F2>   Includes closing, environmental remediation and contract termination costs for sites shut down or divested, offset by proceeds from asset sales. No cost element within this category exceeds 5% of the total reserve.

         (Top of Page 24 map of North America - Population: 300 million - with the following bullet points "Sales increased 6% to $17.1 billion;" "Unit volume grew 5%, on strength of Laundry and Cleaning and Paper;" and "Region produced record earnings of $2.2 billion.")

         (Center of Page 24 - North America Net Earnings Trend Chart for 1994, 1995 and 1996.)

NORTH AMERICA REGION

         Excellent results in most established businesses drove the financial performance of the North America region to record levels during the current year.

         Net sales for the year were $17,133 million, up 6% from the prior year level of $16,233 million. Unit volume increased 5%. Progress during the current year compares to a strong 1995, when net sales increased 7% and unit volume grew 6% over 1994.

         The region's unit volume progress, combined with more favorable raw material prices and a continued focus on cost control, produced record net earnings of $2,220 million, a 19% increase over the prior year. Excluding the gain on the sale of the Company's share of a health care joint venture, net earnings increased 12%. Prior year net earnings were $1,872 million, which represented a 9% increase over 1994. Excluding the unusual item in the current year, net profit margin for the region was 12.3%, compared to 11.5% and 11.3% in 1995 and 1994, respectively.

         Laundry and Cleaning drove the region's current year unit volume and earnings growth, delivering over 40% of the total region's unit volume increase. The Laundry and Fabric Conditioner categories contributed heavily to the segment's unit volume increase. In the prior year, Laundry and Cleaning was also a key driver, achieving a unit volume growth rate above the regional average. Tide, which celebrated its 50th anniversary, continued to maintain market leadership, making excellent unit volume and earnings progress in the current year.

         The strength of the Paper segment also contributed to the region's current year progress, generating 7% unit volume growth despite capacity constraints, which will be addressed in the upcoming year. The Tissue and Towel category delivered strong increases for the second straight year. Following several years of disappointing results due to competitive pressure, the Diaper category responded strongly with increased unit volume. Product initiatives and more favorable pricing related to the pulp price declines in the latter part of the year were key in reversing prior years' trends. Innovation remained a focus, evidenced by the planned introduction of Pampers Baby-Dry, a significant new diaper initiative that is consistent with the Company's simplification strategy to build consumer value. Due to the inherent dependence on pulp, volatility of pulp prices may affect results in this segment, but the impact is directly influenced by pricing policies.

         The Food and Beverage segment achieved 7% unit volume growth in the current year, led by the Coffee category. Sales growth was less than volume growth due to price reductions made in response to declining green coffee costs. In 1995, unit volume growth in this segment was hampered by the effect of crop freezes in Brazil, but was mitigated by unit volume growth in the Snacks and Juice categories. Overall, the segment achieved excellent earnings progress in the current year due to lower costs in key categories. During the upcoming year, the Food & Beverage segment will move forward on capacity additions for Olean, a recently approved fat substitute, and testing marketing of new snack products.

         Unit volume in the Beauty Care segment grew 4% during the year, led by the Hair Care category. This growth followed strong results in the prior year, when unit volume for the segment increased above the region average. Net earnings benefited from simplification and other cost reduction efforts, achieving double-digit earnings growth in both the current and prior year.

         Competitive activity in the Oral Care and Over-the-Counter (OTC) categories contributed to overall unit volume and net sales declines in the Health Care segment. Unit volume was down 3% for the year, compared to a 1% increase in 1995. During the year, the Company divested its share of a health care joint venture that marketed Aleve and Femstat 3. Excluding the effect of this one-time gain, net earnings declined significantly, reflecting the effects of competitive activity, as well as increased investment in the business to regenerate growth in our key brand franchises. We expect to continue a high level of investment in these categories into the next year. Additionally, a high level of investment in research and development in the Pharmaceuticals area continued in the current year, after a sizable increase in 1995 that affected prior year results for this segment. Overall, the Pharmaceuticals business made good progress, with increased sales and earnings in the current year.

         (Top of Page 25 - Map of Europe, Middle East and Africa - Population:
         1.9 billion - with the following bullet points "Sales increased 6% to $11.7 billion;" "Unit volume grew 6%;" and "Cost control and volume growth drove earnings to $767 million, up 14%.")

         (Center of Page 25 - Europe, Middle East, and Africa Net Earnings Trend Chart for 1994, 1995 and 1996.)


EUROPE, MIDDLE EAST, AND AFRICA REGION

         Coming off a strong comparison period, the Europe, Middle East, and Africa region delivered continued solid progress during the current fiscal year, generating nearly one-third of the Company's total unit volume.

         Net sales grew 6% to $11,719 million, on comparable unit volume growth. During the prior year, sales increased 13% to $11,017 million on 15% unit volume growth, which included 5% due to acquisitions. Exchange effects in 1995 contributed 6% to net sales growth, but were offset by lower pricing in certain markets.

         The region's net earnings progress continued in the current year, growing 14% to $767 million. This follows 16% growth in the prior year, with earnings of $675 million. The net profit margin in the current year increased to 6.5% from 6.1% and 6.0%, in 1995 and 1994, respectively. Cost control efforts complemented the region's unit volume growth to deliver these results.

         Central and Eastern Europe led the region's unit volume progress, achieving 65% growth following an increase of over 40% in 1995. In this geography, P&G held leadership share positions in many key categories, such as Diapers, Laundry, and Hair Care. The excellent volume progress contributed to strong earnings growth, reflecting the economies of scale achieved by early entry into the market.

         The Middle East and General Export business also achieved excellent unit volume and earnings growth in both the current and prior year, led by the Laundry, Hair Care, and Diapers categories.

         Western Europe unit volume increased slightly, compared to 13% in the prior year, despite the introduction of value pricing and a simplification of trade terms designed to provide better value to consumers by eliminating inefficient promotion costs. When introduced in the United States, these initiatives negatively impacted short-term results due to trade inventory adjustments, but were significant factors in improved long-term results. The initial introduction in Europe has faced similar challenges, but the Company is achieving the results it had expected and remains committed to this strategy. Notwithstanding the low rate of unit volume growth, earnings increased solidly as the impact of the value pricing initiative was more than offset by cost reduction efforts.

         Within Western Europe, the Laundry and Cleaning and Beauty Care segments contributed the strongest earnings growth. Initiatives such as the use of the carezyme enzyme and growth of the mid-price segment were factors in the Laundry and Cleaning growth, while the Hair Care category, led by Pantene, was an important driver of the Beauty Care progress.

         (Top of Page 26 - Map of Asia - Population: 3.1 billion - with the following bullet points "Sales increased 5% to $3.8 billion;" "Unit volume grew 16%;" and "Excellent progress in key markets was important in achieving earnings of $222 million.")

         (Center of Page 26 - Asia Net Earnings Trend Chart for 1994, 1995 and 1996.)


ASIA REGION

         Results in the Asia region were positive, driven by the excellent progress of developing markets in achieving growth objectives, off-set, in part, by the effect of the economic and competitive environment in Japan.

         Net sales for the region were $3,790 million, up 5%, as unit volume grew 16%. Sales were reduced 3% by exchange effects. This follows excellent results in the prior year, when net sales grew 15% on unit volume growth of 24%. Exchange effects contributed 7% to 1995 sales. The differential between unit volume and net sales increases reflects the continued growth of lower-priced brands in developing markets. Excluding exchange effects, this differential narrowed in the current year, reflecting favorable pricing and mix effects.

         The region's net earnings were $222 million, an increase of 12%. Prior year net earnings were $199 million, a 51% increase over 1994. Net profit margin in 1996 was 5.9%, compared to 5.5% and 4.2% in 1995 and 1994, respectively. Margin progress has been achieved by cost control efforts building on strong volume growth in key markets.

         China led the region's growth, achieving over 50% unit volume growth while maintaining excellent earnings progress. These results reflect the expansion of geographical coverage and share growth in all categories.

         The Philippines was also a key contributor to the region's progress, with unit volume growing 18%. The Hair Care, Personal Cleansing and Feminine Hygiene categories achieved record shares during the current year.

         Unit volume was down slightly in Japan, reflecting the competitive market environment and difficult economic climate. Additionally, unfavorable exchange rates and pricing contributed to a decline in sales and net earnings. The diaper business continued to face challenges in maintaining market share and increasing profitability. Profits were also affected by the investment associated with the successful Joy dishwashing liquid launch, which achieved market leadership in just 5 weeks after national introduction.

         Asia's unit volume growth was also broad based across product segments, with core categories representing approximately 80% of the region's business growing at double-digit rates. Proven success models were expanded into new geographies and new products were introduced, including Pampers Comfort, Pantene Extra Treatment, and Pantene Styling. Crest dentifrice and toothbrushes were introduced into China, the Company's first major introduction of oral care products in the region.

         (Top of Page 27 - Map of Latin America - Population: 500 million - with the following bullet points "Affected by economic conditions, sales were stable at $2.2 billion;" "Unit volume grew 4%;" and "Boosted by improved profit margins, net earnings were $218 million.")

         (Center of Page 27 - Latin America Net Earnings Trend Chart for 1994, 1995 and 1996.)


LATIN AMERICA REGION

         Latin America achieved satisfactory results overall, as strong growth in most of the region was largely offset by Mexico, where economic weakness following the December 1994 peso devaluation continued to hamper results.

         Despite unit volume growth of 4% for the region, net sales were flat at $2,173 million, reflecting the full-year impact of the Mexican peso devaluation. In the prior year, unit volume grew 6%, while sales declined 3%, reflecting the initial effect of the peso devaluation.

         Net earnings for the region were $218 million, a 2% increase. Prior year net earnings were $213 million, a 36% increase over 1994. Net profit margin for the current year increased to 10.0% from 9.8% and 7.0% in 1995 and 1994, respectively, reflecting aggressive pricing and cost control efforts in the difficult economic environment.

         Mexico represents the Company's largest operation in the region, and its economic situation presented a significant challenge during the period following the initial peso devaluation. Unit volume was down 6% in the current year, while higher costs and the effect of exchange rate movements also contributed to significantly lower earnings. These results follow a 4% decline in the country's prior year unit volume.

         The effect of Mexico was balanced by excellent progress in other key countries, as the remainder of the region achieved unit volume growth of 16% in the current year.

         Venezuela, another large market in the region, achieved solid growth, with a 17% increase in unit volume and excellent earnings growth, following a decline in unit volume in the prior year. The recent devaluation in Venezuela is not expected to significantly impact the Company's 1997 results.

FORWARD LOOKING STATEMENT

         The Company has made and will make certain forward-looking statements in this Annual Report and in other contexts relating to volume growth, increases in market shares, total shareholder return and cost reductions, among others.

         These forward-looking statements represent challenging goals for the Company and are based on certain assumptions and estimates regarding the worldwide economy, technological innovation, competitive activity, pricing, currency movements, product introductions, governmental action and the development of certain markets. Among the key factors necessary to achieve the Company's goals are: 1) the achievement of lower costs and increases in reliability and capacity utilization, resulting from simplification and standardization, 2) the ability to improve results despite unusual levels of competitive activity, 3) the successful implementation of value pricing and the ability to maintain key customer relationships in important developed markets,
4) the continuation of substantial growth in significant developing markets such as China, Mexico, Brazil, Russia and the balance of Central and Eastern Europe,
5) obtaining successful outcomes in regulatory and tax matters, 6) the ability to continue technological innovation. If the Company's assumptions and estimates are incorrect or do not come to fruition, or if the Company does not achieve all of these key factors, then the Company's actual performance could vary materially from the forward-looking statements made herein.

RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

         The consolidated financial statements and the related financial information included in this report are the responsibility of Company management. This responsibility includes preparing the statements in accordance with generally accepted accounting principles and necessarily includes estimates that are based on management's best judgments.

         To help insure the accuracy and integrity of Company financial data, management maintains a system of internal controls that is designed to provide reasonable assurance that transactions are executed as authorized and accurately recorded and that assets are properly safeguarded. These controls are monitored by an extensive and ongoing program of internal audits. These audits are supplemented by a self-assessment program that enables individual organizations to evaluate the effectiveness of their control structure. Careful selection of employees and appropriate divisions of responsibility also are designed to achieve our control objectives. The Company's "Worldwide Business Conduct Manual" sets forth management's commitment to conducting its business affairs in keeping with the highest ethical standards.

         Deloitte & Touche LLP, independent public accountants, have audited and reported on the Company's consolidated financial statements. Their audits were performed in accordance with generally accepted auditing standards.

         The Board of Directors, acting through its Audit Committee composed entirely of outside directors, oversees the adequacy of the Company's control environment. The Audit Committee meets periodically with representatives of Deloitte & Touche LLP and internal financial management to review internal control, auditing, and financial reporting matters. The independent auditors and the internal auditors also have full and free access to meet privately with the Audit Committee.

         /S/JOHN E. PEPPER                             /S/ERIK G. NELSON
         John E. Pepper                                Erik G. Nelson
         Chairman and Chief Executive                  Chief Financial Officer

- ---------------------------------------------------------------------------

REPORT OF INDEPENDENT ACCOUNTANTS

DELOITTE & TOUCHE LLP                                250 East Fifth Street
________________________                             Cincinnati, Ohio 45202

To the Board of Directors and Shareholders of The Procter & Gamble Company:

         We have audited the accompanying consolidated balance sheets of The Procter & Gamble Company and subsidiaries as of June 30, 1996 and 1995 and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the three years in the period ended June 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at June 30, 1996 and 1995 and the results of operations and cash flows for each of the three years in the period ended June 30, 1996, in conformity with generally accepted accounting principles.

/S/DELOITTE & TOUCHE LLP
August 8, 1996






CONSOLIDATED STATEMENT OF EARNINGS
(Amounts in Millions Except Per Share Amounts)

Years Ended June 30                                        1996                  1995                  1994
- ---------------------------------------------------------------------------------------------------------------
NET SALES                                                  $35,284               $33,482               $30,385
Cost of products sold                                       20,762                19,561                17,338
Marketing, research, and administrative expenses             9,707                 9,677                 9,377
- ---------------------------------------------------------------------------------------------------------------
OPERATING INCOME                                             4,815                 4,244                 3,670
Interest expense                                               484                   488                   482
Other income, net                                              338                   244                   158
- ---------------------------------------------------------------------------------------------------------------
EARNINGS BEFORE INCOME TAXES                                 4,669                 4,000                 3,346
Income taxes                                                 1,623                 1,355                 1,135
- ---------------------------------------------------------------------------------------------------------------
NET EARNINGS                                               $ 3,046               $ 2,645               $ 2,211
- ---------------------------------------------------------------------------------------------------------------
NET EARNINGS PER COMMON SHARE                              $  4.29               $  3.71               $  3.09
FULLY DILUTED NET EARNINGS PER COMMON SHARE                $  4.02               $  3.48               $  2.91
DIVIDENDS PER COMMON SHARE                                 $  1.60               $  1.40               $  1.24
AVERAGE COMMON SHARES OUTSTANDING                            686.3                 686.0                 683.1
- ---------------------------------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements.


CONSOLIDATED BALANCE SHEETS
(Amounts in Millions Except Per Share Amounts)

June 30                                                                         1996             1995
- ---------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
Cash and cash equivalents                                                       $ 2,074          $ 2,028
Investment securities                                                               446              150
Accounts receivable                                                               2,841            3,010
Inventories
         Materials and supplies                                                   1,254            1,315
         Work in process                                                            210              247
         Finished goods                                                           1,666            1,891
Deferred income taxes                                                               598              804
Prepaid expenses and other current assets                                         1,718            1,397
- ---------------------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                                             10,807           10,842

PROPERTY, PLANT, AND EQUIPMENT
Buildings                                                                         3,369            3,364
Machinery and equipment                                                          14,174           13,734
Land                                                                                569              641
- ---------------------------------------------------------------------------------------------------------
                                                                                 18,112           17,739
Less accumulated depreciation                                                     6,994            6,713
- ---------------------------------------------------------------------------------------------------------
TOTAL PROPERTY, PLANT, AND EQUIPMENT                                             11,118           11,026

GOODWILL AND OTHER INTANGIBLE ASSETS
Goodwill                                                                          4,175            4,474
Trademarks and other intangible assets                                            1,095            1,008
- ---------------------------------------------------------------------------------------------------------
                                                                                  5,270            5,482
Less accumulated amortization                                                       989              910
- ---------------------------------------------------------------------------------------------------------
TOTAL GOODWILL AND OTHER INTANGIBLE ASSETS                                        4,281            4,572

OTHER NON-CURRENT ASSETS                                                          1,524            1,685
- ---------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                    $27,730          $28,125
- ---------------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable                                                                $ 2,366          $ 2,891
Accrued and other liabilities                                                     3,851            4,219
Taxes payable                                                                       492              568
Debt due within one year                                                          1,116              970
- ---------------------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                                         7,825            8,648

LONG-TERM DEBT                                                                    4,670            5,161
DEFERRED INCOME TAXES                                                               638              531
OTHER NON-CURRENT LIABILITIES                                                     2,875            3,196
- ---------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                                16,008           17,536
- ---------------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
Convertible Class A preferred stock, stated value $1 per share
  (600 shares authorized)                                                         1,886            1,913
Non-Voting Class B preferred stock, stated value $1 per share
  (200 shares authorized; none issued)                                                -                -
Common stock, stated value $1 per share (2,000 shares authorized;
  shares outstanding:  1996 - 685.6 and 1995 - 686.6)                               686              687
Additional paid-in capital                                                          862              693
Currency translation adjustments                                                   (418)              65
Reserve for employee stock ownership plan debt retirement                        (1,676)          (1,734)
Retained earnings                                                                10,382            8,965
- ---------------------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                                                       11,722           10,589
- ---------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                      $27,730          $28,125
- ---------------------------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements.


CONSOLIDATED STATEMENTS OF
SHAREHOLDERS' EQUITY
(Dollars in Millions/Shares in Thousands)

                                         Common                        Additional      Currency     Reserve for
                                         Shares   Common   Preferred      Paid-In   Translation       ESOP Debt   Retained
                                    Outstanding    Stock       Stock      Capital   Adjustments      Retirement   Earnings  Total
- ---------------------------------------------------------------------------------------------------------------------------------
BALANCE JUNE 30, 1993               681,754       $682     $1,969      $477         $ (99)          $(1,836)      $ 6,248   $ 7,441
- ---------------------------------------------------------------------------------------------------------------------------------
Net earnings                                                                                                        2,211     2,211
Dividends to shareholders:
  Common                                                                                                             (847)     (847)
  Preferred, net of tax benefit                                                                                      (102)     (102)
Currency translation adjustments                                                       36                                        36
Treasury purchases                     (255)        (1)                                                               (14)      (15)
Employee plan issuances               1,872          2                   57                                                      59
Preferred stock conversions             977          1        (27)       26                                                       0
ESOP debt guarantee reduction                                                                            49                      49
- ----------------------------------------------------------------------------------------------------------------------------------
BALANCE JUNE 30, 1994               684,348        684      1,942       560           (63)           (1,787)        7,496     8,832
- ----------------------------------------------------------------------------------------------------------------------------------
Net earnings                                                                                                        2,645     2,645
Dividends to shareholders:
  Common                                                                                                             (960)     (960)
  Preferred, net of tax benefit                                                                                      (102)     (102)
Currency translation adjustments                                                      128                                       128
Treasury purchases                   (1,708)        (1)                                                              (114)     (115)
Employee plan issuances               2,883          3                   105                                                    108
Preferred stock conversions           1,051          1        (29)        28                                                      0
ESOP debt guarantee reduction                                                                            53                      53
- ----------------------------------------------------------------------------------------------------------------------------------
BALANCE JUNE 30, 1995               686,574        687      1,913        693           65            (1,734)        8,965    10,589
- ----------------------------------------------------------------------------------------------------------------------------------
Net earnings                                                                                                        3,046     3,046
Dividends to shareholders:
  Common                                                                                                           (1,099)   (1,099)
  Preferred, net of tax benefit                                                                                      (103)     (103)
Currency translation adjustments                                                     (483)                                     (483)
Treasury purchases                   (5,234)        (5)                                                              (427)     (432)
Employee plan issuances               3,257          3                   143                                                    146
Preferred stock conversions             976          1        (27)        26                                                      0
ESOP debt guarantee reduction                                                                            58                      58
- ----------------------------------------------------------------------------------------------------------------------------------
BALANCE JUNE 30, 1996               685,573       $686     $1,886       $862        $(418)          $(1,676)      $10,382   $11,722
- ----------------------------------------------------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements.


CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in Millions)

Years Ended June 30                                   1996              1995             1994
- -------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR          $ 2,028           $ 2,373          $ 2,322
- -------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net earnings                                            3,046             2,645            2,211
Depreciation and amortization                           1,358             1,253            1,134
Deferred income taxes                                     328               181              196
Change in accounts receivable                              17              (161)            (136)
Change in inventories                                     202              (401)              25
Change in accounts payable                               (366)               70              218
Change in other operating assets and liabilities         (716)              (84)            (281)
Other                                                     289                65              282
- -------------------------------------------------------------------------------------------------
TOTAL OPERATING ACTIVITIES                              4,158             3,568            3,649
- -------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Capital expenditures                                   (2,179)           (2,146)          (1,841)
Proceeds from asset sales                                 402               310              105
Acquisitions                                             (358)             (623)            (295)
Change in investment securities                          (331)               96               23
- -------------------------------------------------------------------------------------------------
TOTAL INVESTING ACTIVITIES                             (2,466)           (2,363)          (2,008)
- -------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Dividends to shareholders                              (1,202)           (1,062)            (949)
Change in short-term debt                                 242              (429)            (281)
Additions to long-term debt                               339               449              414
Reductions of long-term debt                             (619)             (510)            (797)
Proceeds from stock options                                89                66               36
Treasury purchases                                       (432)             (114)             (14)
- -------------------------------------------------------------------------------------------------
TOTAL FINANCING ACTIVITIES                             (1,583)           (1,600)          (1,591)
- -------------------------------------------------------------------------------------------------
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND
  CASH EQUIVALENTS                                        (63)               50                1
- -------------------------------------------------------------------------------------------------
CHANGE IN CASH AND CASH EQUIVALENTS                        46              (345)              51
- -------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF YEAR                $ 2,074           $ 2,028          $ 2,373
- -------------------------------------------------------------------------------------------------

SUPPLEMENTAL DISCLOSURE
Cash payments for:
  Interest, net of amount capitalized                 $   459           $   444          $   487
  Income taxes                                          1,339             1,047            1,225
Liabilities assumed in acquisitions                        56               575               65
- --------------------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements.





NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Millions of Dollars Except Per Share Amounts)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION: The consolidated financial statements include The Procter & Gamble Company and its controlled subsidiaries (the Company). Investments in companies that are at least 20% to 50% owned and over which the Company exerts significant influence but does not control the financial and operating decisions are accounted for by the equity method. These investments are managed as integral parts of the Company's segment operations, and the Company's share of their results is included in net sales and in earnings for the related segments.

USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying disclosures. Although these estimates are based on management's best knowledge of current events and actions the Company may undertake in the future, actual results ultimately may differ from the estimates.

ACCOUNTING CHANGES: In 1996, the Company adopted FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which requires review for possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The effect of the adoption was not material.

CURRENCY TRANSLATION: The financial statements of subsidiaries outside the U.S. generally are measured using the local currency as the functional currency. Translation adjustments are accumulated in a separate component of shareholders' equity. For subsidiaries operating in highly inflationary economies, the U.S. dollar is the functional currency. Remeasurement and other transactional exchange losses reflected in net earnings were $28, $38 and $27 for 1996, 1995 and 1994, respectively.

CASH EQUIVALENTS: Highly liquid investments with maturities of three months or less when purchased are considered cash equivalents.

INVENTORY VALUATION: Inventories are valued at cost, which is not in excess of current market price. Cost is primarily determined by either the average cost or the first-in, first-out method. The replacement cost of last-in, first-out inventories exceeds carrying value by approximately $169.

GOODWILL AND OTHER INTANGIBLE ASSETS: The cost of intangible assets is amortized, principally on a straight-line basis, over the estimated periods benefited (not exceeding 40 years). The average remaining life is 31 years. The realizability of goodwill and other intangibles is evaluated periodically as events or circumstances indicate a possible inability to recover the carrying amount. Such evaluation is based on various analyses, including cash flow and profitability projections that incorporate the impact on existing Company businesses. The analyses necessarily involve significant management judgment to evaluate the capacity of an acquired business to perform within projections. Historically, the Company has generated sufficient returns from acquired businesses to recover the cost of the goodwill and other intangible assets.

PROPERTY, PLANT AND EQUIPMENT: Property, plant and equipment are recorded at cost reduced by accumulated depreciation. Depreciation expense is provided based on estimated useful lives using the straight-line method.

SELECTED OPERATING EXPENSES: Research and development costs are charged to earnings as incurred and were $1,221 in 1996, $1,148 in 1995 and $964 in 1994. Advertising costs are charged to earnings as incurred and were $3,254 in 1996, $3,284 in 1995, and $2,996 in 1994.

NET EARNINGS PER COMMON SHARE: Net earnings less preferred dividends (net of related tax benefits) are divided by the weighted average number of common shares outstanding during the year to calculate net earnings per common share. Fully diluted net earnings per common share are calculated to give effect to stock options and convertible preferred stock.

FAIR VALUES OF FINANCIAL INSTRUMENTS: Fair values of cash equivalents, short and long-term investments, and short-term debt approximate cost. The estimated fair values of other financial instruments, including debt and risk management instruments, have been determined using available market information and valuation methodologies, primarily discounted cash flow analysis. These estimates require considerable judgment in interpreting market data, and changes in assumptions or estimation methods may significantly affect the fair value estimates.

RECLASSIFICATIONS: Certain reclassifications of prior years' amounts have been made to conform with the current year presentation. Importantly, costs related to research and development now are reported as an element of marketing, research, and administrative expenses. Concurrently, certain component elements of research and development have been reclassified, primarily to administrative expense. Delivery costs now are in cost of products sold. Certain balance sheet elements have been reclassified to separately reflect trade accounts receivable and payable.

2. ACQUISITIONS

In 1995, the Company purchased the European tissue business of Vereinigte Papierwerke Schickedanz AG and the prestige fragrance business of Giorgio Beverly Hills, Inc. These purchase acquisitions had an aggregate purchase price of $598. Other acquisitions accounted for as purchases totaled $358, $25, and $295 in 1996, 1995, and 1994, respectively.

3. SUPPLEMENTAL LIABILITY INFORMATION
June 30                               1996             1995
- -------------------------------------------------------------------------
ACCRUED AND OTHER LIABILITIES
Marketing expenses                    $   990          $ 1,135
Restructuring reserves                    748              828
Compensation expenses                     437              419
Other                                   1,676            1,837
- -------------------------------------------------------------------------
                                        3,851            4,219
OTHER NON-CURRENT LIABILITIES
Postretirement benefits                 1,347            1,402
Pension benefits                          879              777
Restructuring reserves                      -              466
Other                                     649              551
- -------------------------------------------------------------------------
                                        2,875            3,196

4. SHORT-TERM AND LONG-TERM DEBT
June 30                               1996             1995
- -------------------------------------------------------------------------
SHORT-TERM
U.S. obligations                      $   465          $    26
Foreign obligations                       231              450
Current portion of long-term debt         420              494
- -------------------------------------------------------------------------
                                        1,116              970

         The weighted average short-term interest rates were 7.4% and 9.5% as of June 30, 1996 and 1995, respectively.

                               Average
June 30                           Rate     Maturities     1996       1995
- ---------------------------------------------------------------------------
LONG-TERM
U.S. notes and
  debentures                   7.86%       1997-2029      $1,982     $1,899
U.S. commercial paper                                        772        922
Foreign obligations                                          660      1,100
ESOP Series A                  8.28%       1997-2004         676        734
ESOP Series B                  9.36%            2021       1,000      1,000
Current portion of
  long-term debt                                            (420)      (494)
- ----------------------------------------------------------------------------
                                                           4,670      5,161

         The long-term weighted average interest rates are as of June 30, 1996 and exclude the effects of related interest rate swaps. Certain commercial paper balances have been classified as long-term debt based on the Company's intent and ability to renew the obligations on a long-term basis. The Company has entered into derivative instruments that convert these commercial paper obligations into fixed-rate obligations.

         The fair value of the long-term debt was $5,014 and $5,662 June 30, 1996 and 1995, respectively. The following payments are required the next five years: 1997 - $420; 1998 - $344; 1999 - $87; 2000 - $240; and 2001 - $338.

5. RISK MANAGEMENT ACTIVITIES

The Company is exposed to market risk including changes in interest rates, currency exchange rates, and certain commodity prices. To manage the volatility relating to these exposures, the Company enters into various derivative transactions pursuant to the Company's policies in areas such as counterparty exposure and hedging practices. Positions are monitored using techniques including market value and sensitivity analyses. The Company does not hold or issue derivative financial instruments for trading purposes.

INTEREST RATE MANAGEMENT

The Company's policy is to manage interest cost using a mix of fixed and variable rate debt. To manage this mix in a cost-efficient manner, the Company enters into interest rate swaps, in which the Company agrees to exchange, at specified intervals, the difference between fixed and variable interest amounts calculated by reference to an agreed-upon notional principal amount. These swaps hedge underlying debt obligations, and the interest rate differential is reflected as an adjustment to interest expense over the life of the swaps.

         The following table presents information for outstanding interest rate swaps:

                                       1996                 1995
                                   -------------        --------------
                                   1996-  Beyond        1995-   Beyond
June 30                            2001     2001        2000      2000
- -------------------------------------------------------------------------
Pay Fixed:
         Notional amount           $859   $536          $845    $914
         Weighted average
           receive rate            6.2%   5.4%          4.9%    5.8%
         Weighted average
           pay rate                6.8%   6.7%          5.9%    7.0%
Pay Variable:
         Notional amount           $377     --          $535    $171
         Weighted average
           receive rate            8.4%     --          6.3%    9.3%
         Weighted average
           pay rate                6.7%     --          6.8%    7.7%
- -------------------------------------------------------------------------

         Certain of the above instruments are currency rate swaps that are designated as a hedge of the Company's related foreign net asset exposure. The currency effects of these hedges are reflected in the currency translation adjustments section of shareholders' equity, offsetting a portion of the translation of the net assets.

         The following table presents information for all interest rate instruments, including warrants and options. The notional amount does not necessarily represent amounts exchanged by the parties and, therefore, is not a direct measure of the exposure of the Company. The fair value approximates the cost to settle the outstanding contracts. The carrying value includes the net amount due to counterparties under swap contracts, currency translation associated with currency interest rate swaps, and any marked-to-market value of instruments.

June 30                                      1996             1995
- ----------------------------------------------------------------------
Notional amount                              $1,872           $2,765
- ----------------------------------------------------------------------
Fair value                                   $ (165)          $ (373)
Carrying value                                 (121)            (298)
- ----------------------------------------------------------------------
Unrecognized Loss                               (44)             (75)

         Although derivatives are an integral part of the Company's interest rate management program, their incremental effect on interest expense for 1996 and 1995 was not material. Additionally, based on the Company's overall variable rate position at June 30, 1996, including other interest rate instruments, a change within a 95% confidence level based on historical interest rate movements would not have a material effect on earnings.

CURRENCY RATE MANAGEMENT

The primary purpose of the Company's foreign currency hedging activities is to protect against the volatility associated with local currency purchase transactions. Corporate policy prescribes the range of hedging activity into which the subsidiary operations may enter. To execute this policy, the Company primarily utilizes forward exchange contracts and purchased options with durations of generally less than 12 months. Because these are entered into as a hedge of planned transactions, a change in the fair value of the instruments is offset by a corresponding change in the related exposure.

         In addition, the Company enters into foreign currency swaps to hedge intercompany financing transactions and purchases foreign currency options to hedge against the effect of exchange rate fluctuations on royalties and foreign source income.

         Gains and losses related to qualifying hedges of foreign currency firm commitments or anticipated transactions are recognized in income when the hedged transaction occurs. Other foreign exchange contracts are marked-to-market on a current basis through income.

         Currency instruments outstanding are as follows:

                                            Notional           Fair
June 30                                       Amount          Value
- --------------------------------------------------------------------
1996
         Forward Contracts                  $2,586            $ (23)
         Purchased Options                   1,726               41
         Currency Swaps                        505              (17)
1995
         Forward Contracts                  $3,423            $ (20)
         Purchased Options                   2,419               38
         Currency Swaps                        863             (140)
- --------------------------------------------------------------------

         The deferred gains/losses on these instruments were not material. The major currency exposures (notional amounts) hedged by the Company at June 30, 1996 and 1995, respectively include the German mark ($1,276 and $2,465), U.S. dollar ($623 and $824), British pound sterling ($525 and $811), Belgian franc ($519 and $631), Italian lira ($453 and $299), and French franc ($437 and $535). Based on the Company's estimates at June 30, 1996, a change within a 95% confidence level based on historical currency rate movements would not have a material effect on earnings.

         Currency exposure related to the net assets of subsidiaries is managed primarily through local currency financing and foreign currency denominated financing instruments entered into by the parent. Gains or losses on instruments designated as a hedge of net assets are offset against the translation effects reflected in shareholders' equity.

         At June 30, 1995, the Company's total foreign net assets were $6,895. Of this, approximately 20% is denominated in the German mark. The Canadian dollar, Japanese yen, British pound, Chinese renminbi, Mexican peso, and Italian lira each represent between approximately 5% and 10% of the total. No other individual country represents more than 5% of the total. The Company has designated $1,458 and $1,386 of foreign currency instruments as hedges of its net asset exposure in certain foreign subsidiaries at June 30, 1996 and 1995, respectively. These hedges resulted in gains/(losses)of $129 and $(115) that are net of ($80) and $73 in tax effects reflected in shareholders' equity.

COMMODITY PRICE MANAGEMENT

Because market prices of certain raw materials used in food and beverage products depend on a number of unpredictable factors, such as weather, the Company's policy is to manage the resulting volatility using commodities contracts. Commodity activity is not material to the Company's earnings or cash flows.

CREDIT RISK

Credit risk arising from the inability of a counterparty to meet the terms of the Company's financial instrument contracts is generally limited to the amounts, if any, by which the counterparties' obligations exceed the obligations of the Company. It is the Company's policy to only enter into financial instruments with a diversity of creditworthy counterparties. Therefore, the Company does not expect to incur material credit losses on its risk management or other financial instruments.

6. STOCK OPTIONS

Under the Company's stock option plans, options have been granted to key employees an directors to purchase common shares of the Company within a ten-year term at the market value on the dates of the grants. Stock option activity was as follows:

Options in Thousands       1996              1995              1994
- ----------------------------------------------------------------------
Outstanding, July 1        31,692            30,556            28,497
Granted                     4,802             3,926             3,880
Exercised                  (3,055)           (2,639)           (1,673)
Canceled                     (111)             (151)             (148)
- ----------------------------------------------------------------------
Outstanding, June 30       33,328            31,692            30,556
Exercisable                28,524            27,777            26,685
Available for grant        12,209             9,755             6,418
Average Price:
Outstanding                $49.59            $42.72            $38.23
Granted                     81.74             66.21             56.81
Exercised                   29.04             25.18             21.35
- ----------------------------------------------------------------------

         Effective with 1997 year-end reporting, the Company intends to adopt the disclosure requirements of FASB Statement No. 123, "Accounting for Stock-Based Compensation," while continuing to measure compensation cost for stock options and awards under APB Opinion No. 25, "Accounting for Stock Issued to Employees."

7. POSTRETIREMENT BENEFITS

The Company offers various postretirement benefits to U.S. and international employees.

PENSION BENEFITS

Within the U.S., the most significant retirement benefit is the defined contribution profit sharing plan funded by an employee stock ownership plan
(ESOP) and Company contributions. Annual credits to participants' accounts are based on individual base salaries and years of service, not exceeding 15% of total participants' annual salaries and wages.

Years Ended June 30                        1996        1995        1994
- -----------------------------------------------------------------------
Preferred shares
  allocated at market value                $200        $155        $117
Company contributions`                       75         112         157
- -----------------------------------------------------------------------
Benefits earned                             275         267         274

         Certain other employees, primarily outside the U.S., are covered by local defined benefit pension plans, with summarized information as follows:

June 30                                    1996           1995
- ----------------------------------------------------------------
Vested benefit obligations                 $1,315         $1,250
Non-vested benefit obligations                188            178
- ----------------------------------------------------------------
Accumulated benefit obligations             1,503          1,428
Effect of projected salaries                  383            375
- ----------------------------------------------------------------
Projected benefit obligations               1,886          1,803
Plan assets at market value                (1,019)          (890)
- ----------------------------------------------------------------
Unfunded pension benefit
  obligations                                 867            913
Unrecognized:
Net transition obligations                    (37)           (37)
Prior service costs                           (43)           (45)
Net gains (losses)                             32            (30)
- -----------------------------------------------------------------
Net accrued pension costs                     819            801

         Plan assets are held in restricted trusts or foundations. The assets are in stocks, bonds, insurance contracts, and other investments within the limits prescribed by local laws and in line with local investment practices for pension and retirement plans. Funding policies vary by country and consider such factors as actuarial reports, tax regulations, and local practices. In the U.S., plan assets exceeded the projected benefit obligation by $27 in 1996 and $21 in 1995.

PENSION EXPENSE
Years Ended June 30                 1996         1995         1994
- --------------------------------------------------------------------
Benefits earned during the year     $  96        $ 89         $ 84
Interest on projected
   benefit obligations                131         116           97
Actual return on plan assets         (132)        (74)         (63)
Net amortization and other             60          10            3
- -------------------------------------------------------------------
                                      155         141           121

         The actuarial assumptions vary by country and consider such factors as economic conditions and the nature of plan assets. The following is a summary of assumptions, reflecting an average for the Company:

ASSUMPTIONS
Years Ended June 30            1996         1995           1994
- ---------------------------------------------------------------
Long-term rate of return
   on plan assets              9%           9%               9%
Increase in compensation       5%           6%               6%
Discount rate                  7%           7%             7.4%
- ---------------------------------------------------------------

OTHER RETIREE BENEFITS

The Company provides certain health care and life insurance benefits for substantially all U.S. employees and, to a lesser extent, certain foreign employees who become eligible for these benefits when they meet minimum age and service requirements. Generally, the health care plans require contributions from retirees and pay a stated percentage of expenses, reduced by deductibles and other coverages. Retiree contributions change annually in line with medical cost trends. These benefits are partially funded by an ESOP, as well as certain other assets contributed by the Company.

ACCUMULATED BENEFIT OBLIGATION AND
NET LIABILITY
June 30                                    1996         1995
- --------------------------------------------------------------
Retirees                                   $  613       $  611
Employees eligible to retire                  125          133
Other active employees                        667          681
- --------------------------------------------------------------
Accumulated benefit
   obligation                               1,405        1,425
Unrecognized gain                             821          458
Plan assets at market value                  (838)        (440)
- ---------------------------------------------------------------
Net liability                               1,388        1,443

BENEFIT EXPENSE
Years Ended June 30                         1996         1995           1994
- -----------------------------------------------------------------------------
Benefits earned during
   the year                                 $ 47         $ 43           $ 60
Interest on accumulated
   benefit obligation                        102           98            116
Actual return on plan assets                (377)        (364)           (21)
Net amortization and other                   239          241            (79)
- ----------------------------------------------------------------------------
Gross benefit expense                         11           18             76
Dividends on ESOP
   preferred stock                           (79)         (79)           (79)
- ----------------------------------------------------------------------------
                                             (68)         (61)            (3)

ASSUMPTIONS
Years Ended June 30                         1996          1995           1994
- -----------------------------------------------------------------------------
Discount rate                               7.5%          7.5%            8%
Long-term rate of return
   on plan assets                             9%            9%            9%
Initial health care cost
   trend rate<F1>                           9.5%         10.5%           11%
- ----------------------------------------------------------------------------

<F1>
Assumed to decline gradually to 5% in 2006 and thereafter.

         The pre-tax effect of a 1% increase in the assumed health care cost trend rate would increase the accumulated benefit obligations at June 30, 1996 and 1995 by approximately $210 and $200 and increase the respective annual costs by $27 and $24.

8. EMPLOYEE STOCK OWNERSHIP PLAN

The Company maintains the Procter & Gamble Profit Sharing Trust and Employee Stock Ownership Plan (ESOP) to provide funding for two primary postretirement benefits described in Note 7: a defined contribution profit sharing plan and certain U.S. postretirement health care benefits.

         The ESOP borrowed $1,000 in 1989, which has been guaranteed by the Company. The proceeds were used to purchase Series A ESOP Convertible Class A Preferred Stock to fund a portion of the defined contribution plan. Principal and interest requirements are $117 per year, paid by the trust from dividends on the preferred shares and from cash contributions by the Company. The shares are convertible at the option of the holder into one share of the Company's common stock. The liquidation value is equal to the issue price of $27.50 per share.

         In 1991, the ESOP borrowed an additional $1,000, also guaranteed by the Company. The proceeds were used to purchase Series B ESOP Convertible Class A Preferred Stock to fund a portion of retiree health care benefits. Debt service requirements are $94 per year, funded by preferred stock dividends and cash contributions from the Company. Each share is convertible at the option of the holder into one share of the Company's common stock. The liquidation value is equal to the issuance price of $52.24 per share.

Shares in Thousands         1996             1995             1994
- --------------------------------------------------------------------
Shares outstanding:
   Series A                 32,281           33,218           34,269
   Series B                 19,102           19,142           19,142

         Shares of the ESOP are allocated at original cost based on debt service requirements. The fair value of the Series A shares serves to reduce the Company's cash contribution required to fund the profit sharing plan contributions earned. The Series B shares are considered plan assets of the other retiree benefits plan. Dividends on all preferred shares, net of related tax benefit, are charged to retained earnings. The preferred shares held by the ESOP are considered outstanding from inception for purposes of calculating fully diluted net earnings per common share.

9. INCOME TAXES

Earnings before income taxes consist of the following:

Years Ended June 30     1996              1995              1994
- ------------------------------------------------------------------
United States           $3,023            $2,683            $2,216
International            1,646             1,317             1,130
- ------------------------------------------------------------------
                         4,669             4,000             3,346

         The income tax provision consists of the following:

Years Ended June 30          1996              1995              1994
- -----------------------------------------------------------------------
Current tax expense
  U.S. Federal               $  776            $  718            $  574
  International                 413               399               298
  U.S. State & Local            106                57                67
- -----------------------------------------------------------------------
                              1,295             1,174               939
Deferred tax expense
  U.S. Federal                  220               124               118
  International and other       108                57                78
- -----------------------------------------------------------------------
                                328               181               196

         Taxes credited to Shareholders' Equity for the years ended June 30, 1996 and 1995 were $3 and $144.

         Undistributed earnings of foreign subsidiaries that are considered to be reinvested indefinitely $5,078 at June 30, 1996.

         The effective income tax rate was 34.8%, 33.9% and 33.9% in 1996, 1995 and 1994, respectively, compared to the U.S. statutory rate of 35%.

         Deferred income tax assets and liabilities are comprised of the following:

June 30                                            1996          1995
- ------------------------------------------------------------------------
Current deferred tax assets:
 Restructuring reserve                             $  267        $  293
 Other                                                331           511
- ------------------------------------------------------------------------
                                                      598           804

Non-current deferred tax assets (liabilities):
 Depreciation                                      (1,005)       (1,164)
 Postretirement benefits                              492           550
 Restructuring reserve                                 --           170
 Loss carryforwards                                   166           276
 Other                                               (291)         (363)
- ------------------------------------------------------------------------
                                                     (638)         (531)

         Included in the above are total valuation allowances of $252 and $263 in 1996 and 1995, respectively.

10. COMMITMENTS AND CONTINGENCIES

The Company has various purchase commitments for materials, supplies and items of permanent investment incidental to the ordinary conduct of business. In the aggregate, such commitments are not at prices in excess of current market.

         Additionally, the Company has a pulp supply agreement entered into in conjunction with the prior sale of the Company's commercial pulp business. In the year ended June 30, 1996, the Company increased the reserve related to this contract by $230.

         The Company is subject to various lawsuits and claims with respect to matters such as governmental regulations, income taxes, and other actions arising out of the normal course of business. The Company is also subject to contingencies pursuant to environmental laws and regulations that in the future may require the Company to take action to correct the effects on the environment of prior manufacturing and disposal practices. Accrued environmental liabilities for remediation and closure costs at June 30, 1996 were $100 and, in management's opinion, such accruals are appropriate based on existing facts and circumstances. Under the most adverse circumstances, however, this potential liability could be higher. Current year expenditures were not material.

         While the effect on future results of these items is not subject to reasonable estimation because considerable uncertainty exists, in the opinion of management and Company counsel, the ultimate liabilities resulting from such claims will not materially affect the consolidated financial position, results of operations or cash flows of the Company.

11. SEGMENT INFORMATION

Geographic segments are aligned into four regions: North America -- including the United States and Canada; Europe, Middle East and Africa; Asia; and Latin America.

         Business segments are aligned as follows:

         Laundry and Cleaning - laundry, dishcare, hard surface cleaners and fabric conditioners. Representative brands include Ariel, Tide, Cascade, Dawn, Mr. Proper, Downy.

         Paper - tissue/towel, feminine hygiene, incontinence, and diapers. Representative brands include Bounty, Charmin, Always, Whisper, Pampers, Attends.

         Beauty Care - hair care, deodorants, personal cleansing, skin care and cosmetics and fragrances. Representative brands include Pantene, Vidal Sassoon, Secret, Safeguard, Olay, Cover Girl, Giorgio Beverly Hills.

         Food and Beverage - coffee, peanut butter, juice, snacks, shortening and oil, baking mixes and commercial services. Representative brands include Folgers, Jif, Sunny Delight, Pringles, Crisco, Duncan Hines.

         Health Care - oral care, gastro-intestinal, respiratory care, analgesics and pharmaceuticals. Representative brands include Crest, Scope, Metamucil, Vicks.

         Corporate items primarily include interest income and expense, segment eliminations, and other general corporate income and expense.

         The Company's operations are characterized by interrelated raw materials and manufacturing facilities and centralized research and staff functions. Accordingly, separate profit determination by segment is dependent upon assumptions regarding allocations.



GEOGRAPHIC SEGMENTS
                                                     Europe,
                                     North       Middle East                  Latin
                                     America      and Africa     Asia       America     Corporate     Total
- -------------------------------------------------------------------------------------------------------------
Net Sales               1996         $17,133     $11,719         $3,790     $2,173      $  469        $35,284
                        1995          16,233      11,017          3,617      2,178         437         33,482
                        1994          15,164       9,738          3,133      2,250         100         30,385
- -------------------------------------------------------------------------------------------------------------
Net Earnings            1996<F1>       2,220         767            222        218        (381)         3,046
                        1995           1,872         675            199        213        (314)         2,645
                        1994           1,713         581            132        157        (372)         2,211
- -------------------------------------------------------------------------------------------------------------
Identifiable Assets     1996          11,894       6,895          2,882      1,445       4,614         27,730
                        1995          11,375       7,446          3,311      1,305       4,688         28,125
                        1994          10,699       5,576          2,690      1,302       5,268         25,535
- -------------------------------------------------------------------------------------------------------------

<F1>Includes a gain on the sale of the Company's share of a health care joint venture: North America - $120 after tax, Health Care - $185 before tax.


BUSINESS SEGMENTS
                                     Laundry and                 Beauty     Food and     Health
                                        Cleaning     Paper         Care     Beverage       Care     Corporate     Total
- ----------------------------------------------------------------------------------------------------------------------------
Net Sales               1996         $10,673         $10,196     $6,914     $4,066       $2,966     $   469       $35,284
                        1995          10,222           9,291      6,507      3,988        3,037         437        33,482
                        1994           9,837           8,282      5,912      3,261        2,993         100        30,385
- ----------------------------------------------------------------------------------------------------------------------------
Earnings Before         1996<F1>       1,869           1,253        966        574          426        (419)        4,669
Income Taxes            1995           1,690           1,125        728        513          358        (414)        4,000
                        1994           1,512           1,091        570        362          363        (552)        3,346
- ----------------------------------------------------------------------------------------------------------------------------
Identifiable Assets     1996           5,316           6,824      5,317      2,026        3,633       4,614        27,730
                        1995           5,375           7,082      5,511      2,148        3,321       4,688        28,125
                        1994           4,777           5,521      4,936      2,049        2,984       5,268        25,535
- ----------------------------------------------------------------------------------------------------------------------------
Capital                 1996             643             804        344        186          175          27         2,179
Expenditures            1995             608             731        341        150          295          21         2,146
                        1994             590             663        247        136          182          23         1,841
- ----------------------------------------------------------------------------------------------------------------------------
Depreciation            1996             316             519        211        101          176          35         1,358
and                     1995             279             500        189        108          144          33         1,253
Amortization            1994             252             435        177        113          131          26         1,134
- ----------------------------------------------------------------------------------------------------------------------------

<F1>Includes a gain on the sale of the Company's share of a health care joint venture: North America - $120 after tax, Health Care - $185 before tax.

12. QUARTERLY RESULTS (UNAUDITED)
- -------------------------------------------------------------------------------------------------------
                                                         Quarters Ended
                                           --------------------------------------------         Total
                                           Sept. 30     Dec. 31     Mar. 31     Jun. 30         Year
- -------------------------------------------------------------------------------------------------------
Net Sales                      1995-96     $9,027       $9,090      $8,587      $8,580          $35,284
                               1994-95      8,177        8,485       8,318       8,502           33,482
- -------------------------------------------------------------------------------------------------------
Operating Income               1995-96      1,435        1,352       1,193         835            4,815
                               1994-95      1,270        1,208       1,064         702            4,244
- -------------------------------------------------------------------------------------------------------
Net Earnings                   1995-96        896          836         760         554            3,046
                               1994-95        792          750         631         472            2,645
- -------------------------------------------------------------------------------------------------------
Net Earnings                   1995-96       1.27         1.18        1.07         .77             4.29
Per Common Share               1994-95       1.12         1.06         .88         .65             3.71
- -------------------------------------------------------------------------------------------------------
Fully Diluted Net Earnings     1995-96       1.18         1.11        1.01         .72             4.02
Per Common Share               1994-95       1.05          .99         .81         .63             3.48
- -------------------------------------------------------------------------------------------------------


FINANCIAL HIGHLIGHTS
(Millions of Dollars Except Per Share Amounts)

                                               1996       1995       1994       1993<F1><F2>     1992
- --------------------------------------------------------------------------------------------------------
Net Sales                                      35,284     33,482     30,385     30,498           29,390
Operating Income                                4,815      4,244      3,670        521            2,895
Net Earnings/(Loss)                             3,046      2,645      2,211       (656)           1,872
Net Earnings Margin                              8.6%       7.9%       7.3%         --             6.4%
Net Earnings/(Loss) Per Common Share             4.29       3.71       3.09      (1.11)            2.62
Dividend Per Common Share                        1.60       1.40       1.24       1.10            1.025
Research and Development Expense                1,221      1,148        964        868              782
Advertising Expense                             3,254      3,284      2,996      2,973            2,693
Total Assets                                   27,730     28,125     25,535     24,935           24,025
Capital Expenditures                            2,179      2,146      1,841      1,911            1,911
Long-Term Debt                                  4,670      5,161      4,980      5,174            5,223
Shareholders' Equity                           11,722     10,589      8,832      7,441            9,071
Cash Flow from Operations                       4,158      3,568      3,649      3,338            3,025
- ---------------------------------------------------------------------------------------------------------

<F1>Operating income includes a pre-tax charge totaling $2,705 for restructuring.
<F2>Net earnings and net earnings per common share include an after-tax charge totaling $1,746 or $2.57 per share for restructuring and an after-tax charge of $925 or $1.36 per share for the prior years' effect of accounting changes.


SHAREHOLDER INFORMATION

COMMON STOCK PRICE RANGE AND DIVIDENDS
                                                           Price Range                                Dividends
- ---------------------------------------------------------------------------------------------------------------------
                                               1995-96                     1994-95                1995-96     1994-95
- ---------------------------------------------------------------------------------------------------------------------
Quarter Ended                               High       Low             High       Low
- ---------------------------------------------------------------------------------------------------------------------
September 30                                $78.50     $66.13          $60.88     $53.13          $.40        $.35
December 31                                  89.50      76.50           64.63      58.25           .40         .35
March 31                                     90.63      81.13           70.38      60.63           .40         .35
June 30                                      93.88      79.38           74.25      65.88           .40         .35



SHAREHOLDER RECORDS
Shareholder records are maintained by the Company. Questions concerning shareholder accounts, stock transfer or name changes should be directed to the Shareholder Services address shown at right or by calling 1-800-742-6253.

Stock certificates are valuable and should be safeguarded since replacement takes time and requires a service charge to the shareholder. If a stock certificate is lost, stolen or destroyed, notify Shareholder Services promptly.

CERTIFICATE SAFEKEEPING
P&G offers a Certificate Safekeeping Service. You deposit your P&G stock certificates with the Company and receive a statement. If interested, please contact Shareholder Services.

ADDRESS CHANGES
Please notify Shareholder Services in writing of any address change. This will help prevent returned dividend checks and other financial mailings.

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

SHAREHOLDERS' MEETING
The next annual meeting of the shareholders will be held on Tuesday, October 8, 1996, at the Company's General Offices, Two Procter & Gamble Plaza, Cincinnati, OH 45202.

CORPORATE HEADQUARTERS
The Procter & Gamble Company
P.O. Box 599
Cincinnati, Ohio 45201-0599

TRANSFER AGENT/SHAREHOLDER SERVICES
The Procter & Gamble Company
Shareholder Services Department
P.O. Box 5572
Cincinnati, Ohio 45201-5572

REGISTRAR
PNC Bank, Ohio, N.A.
P.O. Box 1198
Cincinnati, Ohio 45201-1198

EXCHANGE LISTING
New York, Cincinnati, Amsterdam, Paris, Basle, Geneva, Lausanne, Zurich, Frankfurt, Antwerp, Brussels, Tokyo.

SHAREHOLDERS OF COMMON STOCK
There were 216,271 Common Stock shareholders of record, including participants in the Shareholder Investment Program, as of July 19, 1996.

FORM 10-K
Beginning in October 1996, shareholders may obtain a copy of the Company's 1996 report to the Securities and Exchange Commission on Form 10-K by sending a request to Mr. Robert J. Thompson, Manager, Shareholder Services, at the above Shareholder Services address.

COMPANY INFORMATION
Financial information is available 24 hours a day, seven days a week, by dialing 1-800-764-7483.


This report printed on recycled paper made from 50% recycled fiber including 10% post-consumer waste.