Form 10-K, Exhibit 13
period 1997-06-30
PROCTER & GAMBLE CO
filed 1997-09-10
CIK 80424

TO OUR SHAREHOLDERS:

     (Top of page 2 - Picture of John E. Pepper and Durk I. Jager)

EVERY DAY in more than 70 countries around the world, P&G people ask themselves how they can make life better for the billions of consumers who use and trust our products. And every year, our Company's growth assures us that we are answering that question with the quality, innovation and value that consumers expect and deserve - and with results that benefit you, our shareholders.

     This past year was no exception. We achieved record unit volume, sales and net earnings. Operating cash flow reached a record $5.9 billion - an increase of roughly 40% over the prior year. And our net earnings margin improved to its highest level in 47 years.

     The stock market recognized this strong performance, helping to push our Total Shareholder return to 38% per year over the last three years. And we finished the year by announcing a two-for-one stock split and a 12% increase in the common share dividend.

FOCUSED ON THE FUTURE

Of course, past performance is only a foundation to build upon - and we are focused on the future. One example is our recent acquisition of Tambrands and its market-leading tampon brand, Tampax. The tampon category is a $2 billion market - and a 44% global share, Tampax is by far the world leader. We're confident we can apply the experience we've gained in feminine protection, through our Always and Whisper feminine pad brands, and apply it to make Tampax an even stronger global leader.

     Our entry into new categories like this represents one of many ways in which we are pursuing our ambitious growth goals:

- -  To double our business in 10 years

- -  To grow share sin categories representing the majority of our volume

- - To remain consistently among the top third of our peer companies in Total Shareholder Return

THE MOST CHALLENGING GOALS EVER

These are the most challenging goals in our history - and they should be, because our Company's growth potential has never been greater. To capture this potential, we'll need to accelerate the pace of sales and volume growth, while maintaining the double-digit earnings growth and strong cash flow performance that we have delivered over the past several years.

PRIORITIES FOR GROWTH

We plan to meet this challenge by focusing on five priorities.

1. EXPANDING P&G'S LEADERSHIP IN CORE CATEGORIES. We are focusing on the premium tier of our categories with products based on breakthrough, consumer-preferred technologies. This makes sense: P&G's point of distinction has long been our ability to bring truly superior products to market.

2. EXPANDING P&G'S LEADERSHIP IN EMERGING MARKETS. Today, in North America and Western Europe, for example, Procter & Gamble sells $40 worth of our brands annually for every man, woman and child. This compares to $2 in the remainder of the world. Clearly, the opportunity to grow in these markets is extraordinary.

3. CREATING NEW GLOBAL BUSINESSES. We intend to build more new global brands in the next decade than ever before. Some of these businesses will be in categories in which we already have a strong foundation: Snacks, tissue/ towel and Health Care. Other new brands and categories are in development and will start to reach the market in 1997/98.

4. CONTINUING TO CAPITALIZE ON THE SCALE OF OUR OPERATIONS. Our company-wide efforts to simplify and standardize products and operations helped us save more than $1 billion in costs in the last year along - and we will continue to look for ways to operate more efficiently. But cost savings aren't the only benefit. We also leverage our scale by sharing our best technologies and ideas through our regional and global organizations - which helps us build stronger brands around the world.

5. REMAINING THE CONCEPTUAL AND INTELLECTUAL LEADERS OF OUR INDUSTRY. For example, P&G has redefined the way we work with retail customers. Historically, retailers and manufacturers often approached each other as adversaries. Today, we and our customers are pioneering the use of common analytic systems, shared information resources and mutual business goals - to better serve the one customer we both share: the consumer. This new way of working is changing the way we go to market around the world.

WE MAKE EVERY DAY BETTER.

We're confident in these priorities, but we know we have our work cut out for us. We have the organization to do it - an extraordinary group of 106,000 committed men and women around the world who feel an enormous sense of ownership for the business and a passionate commitment to excel and to win...a commitment to make every day better for as many people as possible, in every way we can.

/S/JOHN E. PEPPER
John E. Pepper
Chairman and
Chief Executive


/S/DURK I. JAGER
Durk I. Jager
President and
Chief Operating Officer



     (Top of page 4 - Picture of John E. Pepper with caption "John Pepper answers a couple of commonly asked questions." /S/JOHN E. PEPPER)

Q: Where do you anticipate your projected sales growth will come from over the next decade?

A: We are setting out to double our business in the next decade. About 40% of this growth will come from our strongest core businesses - Laundry, Hair Care, Feminine Protection and Diapers. An additional 20-25% will be generated by our growth in key developing markets, including Eastern Europe, China and the Southern Cone of Latin America. The balance will come from totally new categories, which we are working at record levels to create. The balance will also come from the expansion of our strongest emerging global categories, such as Snacks, Tissue/Towel and several areas in health Care.

Q:  What role will acquisitions play in your growth strategies?

A: We expect acquisitions to be a factor in all of our growth areas: core businesses, developing markets, new categories and new brands. For example, our recent acquisition of Tambrands will certainly help stimulate continued growth in Feminine Protection - in which P&G is already the world leader. The addition of the Bombril laundry business will help achieve our growth goals in the Southern Cone of Latin America. And the Baby Fresh baby wipes brand we acquired in 1996 is helping us enter this important new category. You can expect P&G to continue seeking acquisition opportunities like these.

     (Middle of pages 4 and 5 the following caption: "How do you create value?
      Increased consumer satisfaction leads to brand loyalty; brand loyalty drives growth; growth creates value.")

     (Top of page 4 - Picture of Durk I. Jager with caption "Durk Jager fields two more inquiries."  /S/DURK I. JAGER)

Q: Is it realistic to think that you can continue to build profit margins during the come decade?

A: Absolutely. The greatest opportunities exist in our ability to leverage the scale of our regional operations and global businesses. For example, we're now in the midst of "regionalizing" our North American business: creating common packages, products and marketing elements that can be used throughout the United States and Canada. Nearly two-thirds of all our Canadian and U.S. packages are now in common sizes. The diaper category alone illustrates the kinds of benefits we can reap from this work. We've achieved savings of several million dollars, reduced inventory and improved customer service levels. We will pursue opportunities like this around the world.

Q: What are you doing to accelerate the pace of breakthrough innovation needed to build core and new businesses:

A: There is more innovative work underway at P&G today than at any time I can remember. We are creating product advantages that are important and obvious to consumers - and quickly globalizing those product ideas. We are increasing our innovative capacity by simplifying and standardizing product and package designs, which allows us to make better use of our worldwide resources. Finally, we are filling the upstream product pipeline with truly breakthrough ideas in existing businesses and in totally new categories.


PROCTER & GAMBLE AT A GLANCE

PRODUCT SECTORS - LAUNDRY & CLEANING

     (Page 6 left-hand margin - Picture of a lady with hands resting on top of a box of Tide.)

     PRODUCT LINES - Laundry detergents and bleaches, fabric conditioners, household cleaners and dishwashing detergents.

     KEY BRANDS - Ace Bleach, Ariel, Bounce, Cascade, Cheer, Comet, Dawn, Downy, Fairy, Joy, Lenor, Mr. Clean, Tide

     PRODUCT NEWS - For the first time ever, P&G enhanced all of its major U.S. laundry detergent brands at once, with new Ultra 2 power versions of Tide, Cheer, Gain, Ivory Snow and Dreft, among others.

     REVENUE CONTRIBUTION BY SECTOR - Pie chart showing $10.9 billion revenue contribution by Laundry & Cleaning.

PRODUCT SECTORS - PAPER

     (Page 6 left-hand margin - Picture of a young girl holding a box of Always.)

     PRODUCT LINES - Feminine protection products, diapers, facial tissue, toilet tissue, paper towels, baby wipes and incontinence products.

     KEY BRANDS - Always, Whisper, Bounty, Charmin, Pampers

     PRODUCT NEWS - We introduced our new Pampers Premium diaper in the U.S. and Europe. Revolutionary side panels allow air to pass through the diaper, which keeps babies' skin drier.

     REVENUE CONTRIBUTION BY SECTOR - Pie chart showing $10.1 billion revenue contribution by Paper.

PRODUCT SECTORS - BEAUTY CARE

     (Page 6 left-hand margin - Picture of a lady holding a bottle of Oil of Olay.)

     PRODUCT LINES - Facial cleansers and moisturizers, hand-and-body lotions, personal cleansing products, color and skin care cosmetics, deodorants, shampoos, hair conditioners, hair sprays, men's and women's fragrances.

     KEY BRANDS - Clearasil, Cover Girl, Head & Shoulders, Ivory, Max Factor, Oil of Olay, Old Spice, Pantene Pro-V, Pert Plus, Rejoice, Safeguard, Secret, SK-II, Vidal Sassoon, Zest

     PRODUCT NEWS - P&G introduced its new Oil of Olay Age Defying Series in North America, Europe and Asia. The new products use patented beta hydroxy technology to gently remove older skin and reveal fresher skin.

     REVENUE CONTRIBUTION BY SECTOR - Pie chart showing $7.1 billion revenue contribution by Beauty Care.

PRODUCT SECTORS - FOOD & BEVERAGE

     (Page 6 left-hand margin - Picture of a man with a can of Folgers Coffee.)

     PRODUCT LINES - Coffee, snacks, baking mixes, juices, shortening, cooking oil, peanut butter.

     KEY BRANDS - Crisco, Duncan Hines, Folgers, Hawaiian Punch, Jif, Pringles, Punica, Sunny Delight

     PRODUCT NEWS - P&G expanded Sunny Delight into Canada and the U.K. Sunny Delight, which currently sells more than one billion bottles per year, is the #1 chilled juice drink in the U.S.

     REVENUE CONTRIBUTION BY SECTOR - Pie chart showing $4.1 billion revenue contribution by Food & Beverage.

PRODUCT SECTORS - HEALTH CARE

     (Page 6 left-hand margin - Picture of a lady holding a box of Vicks
      Noctyl.)

     PRODUCT LINES - Cold, decongestant, allergy, sinus and stomach remedies, dentifrice products, toothbrushes, mouthwash products, denture adhesives, throat drops. Pharmaceuticals: anti-infective, bone, cardiac, gastrointestinal, hormone replacement.

     KEY BRANDS - Blend-A-Med, Crest, Didronel, NyQuil, Vicks Formula 44, Vicks VapoRub

     PRODUCT NEWS - P&G introduced Alora, a twice-a-week estrogen replacement therapy patch for the treatment of moderate-to-severe menopausal symptoms.

     REVENUE CONTRIBUTION BY SECTOR - Pie chart showing $2.9 billion revenue contribution by Health Care.


     (Page 8 - Picture of a lady with a 12 oz. spray bottle of Pantene Pro-V
      Flexible Hold with Elastesse Hairspray.)


     (Top of page 9 - A blue/green circle with the caption "WORLD'S #1 Hair
      CARE BRAND.")

Consumers told us they wanted a hair spray that wouldn't leave them with "helmet head."

WE UNDERSTAND

We paid attention. And introduced Pantene Pro-V Flexible Hold with Elastesse. The revolutionary hair spray provides a hold that bounces back, even after being brushed or windblown.

     (Top of page 10 - A blue/green object with the caption "#1 TOOTHPASTE
      FOR 35 YEARS.")

Crest has been America's favorite toothpaste for more than three decades. And we keep it that way by making it better and better.

WE INNOVATE

New Crest Multi-Care, for example. Its special formula helps protect teeth -- against cavities, the acids that cause them, and visible tartar.

And our new toothbrush, Crest Multi-Clean, helps to clean deep between and around all teeth.

     (Page 11 - Picture of a young boy with a toothbrush in his right hand and a tube of Crest Multi-Care toothpaste in his left hand.)

     (Page 12 - Picture of a lady holding a little boy and a box of Ariel detergent.)

     (Top of page 13 - A blue/green object with the caption "P&G BRANDS SOLD
      IN 140 COUNTRIES.")

WE DELIVER

Consumers throughout China told us that they wanted P&G products like Tide and Ariel detergent -- but couldn't find them. Getting our products into outlying parts of a country that stretches across more than 3,000 miles was not easy. So, we created an entirely new distribution system. Today, more than 60% of Chinese consumers can find our products, and we are working hard to reach even more people in the months and years ahead.

     (Top of page 14 - A blue/green circle with the caption "PAMPERS
      PARENTING INSTITUTE WWW.PAMPERS.COM.")

WE SHARE

Consumers want more than superior products. They also want to know what our brands know. And we're eager to tell them. For example, at the pampers Parenting Institute on the World Wide Web, a first-time mom with a newborn...or an experienced dad with a three-year-old...can learn from the world's leading parenting experts.

     (Page 15 - Picture of a lady sitting in front of a desk holding a toddler. On the desk is a computer with the screen showing a picture of the World Wide Web regarding Pampers and also on the desk is a box of Pampers Premiums.)

     (Page 16 - Picture of a young couple sitting by a tree eating Pringles
      Fat Free.)

     (Top of page 17 - A blue/green circle with a Pringles Chip and the caption "P&G'S #1 EXPORT BRAND.")

WE DO THE IMPOSSIBLE...just because our consumers ask us to. They told us, for example, that they wanted great tasting potato chips. With no fat. We discovered Olean, the first fat-and-calorie-free cooking oil. And then we introduced new Fat Free Pringles with Olean. Consumers love them. In fact, one consumer captured here enthusiasm in one word. She said, simply, "HALLELUJAH!"


FINANCIAL REVIEW

RESULTS OF OPERATIONS

The Company achieved record sales, unit volume, earnings and cash flows for the year ended June 30, 1997. Earning per share, restated for the two-for-one stock split effective on August 22, 1997, increased 14% to $2.43, while operating cash flow was up 41% to $5,882 million. Worldwide net earnings for the year were $3,415 million, a 12% increase over the prior year of $3,046 million. The Company also achieved a net earnings margin of 9.5%, the highest in 47 years. Return on equity for the year was 29%. These results were broad-based, with cost reduction via global simplification and standardization being the key driver.

NET EARNINGS
(Billions of dollars)

     (Middle of Page 22, left-hand margin, a bar/line graph with pictures of eight boxes of Vicks Noctyl showing net earnings for 1997 - 3.4 billions of dollars, 1996 - 3.0 billions of dollars and 1995 - 2.6 billions of dollars.)

     The prior year results included settlement of the Bankers Trust lawsuit, profit from the sale of the Company's share of a health care joint venture, a reserve for estimated losses on a supply agreement entered into as part of the previous divestiture of the commercial pulp business, and adoption of FASB Statement No. 121 covering recognition of impairment of long-lived assets. If these items were excluded from the prior year earnings, the growth rate for the current year would have been 13%.

RETURN ON EQUITY

     (Bottom of Page 22, left-hand margin, a bar/line graph with pictures of nine bottles of Pantene showing return on equity for 1997 - 29%, 1996 - 27% and 1995 - 27%.)

     This year, the Company completed its $2.4 billion restructuring program commenced in 1993, with annual cost savings in excess of $600 million after tax. The Company will continue its ongoing program of simplification and standardization, which includes consolidation of selected manufacturing facilities across all regions, re-engineering of the manufacturing and distribution processes, organization design projects, simplified product line-ups and sales of non-strategic brands and assets. The net costs of these activities in the current year was offset by increased licensing activity in the Health Care segment.

NET SALES
(Billions of dollars)

     (Middle of Page 22, right-hand margin, a bar/line graph with pictures of four boxes of Always showing net sales for 1997 - 35.8 billions of dollars, 1996 - 35.3 billions of dollars and 1995 - 33.5 billions of dollars.)

     Worldwide net sales for the current year were $35,764 million, up 1% on worldwide unit volume growth of 3%. The difference between the sales and volume growth rates was primarily due to weaker currencies in Europe and Asia.

     Worldwide gross margin for the current year was 43.2% compared to 41.2% in the prior year. The current year improvement reflects costs savings from the Company's simplification and standardization efforts and the continuing benefits of the restructuring project initiated in 1993.

     Worldwide marketing, research, and administrative expenses were $9,960 million compared to $9,707 million in the prior year. This equates to 27.8% of sales, compared with 27.5% in the prior year. The increase was primarily due to increases in advertising and research.

     Other income, net, which consists primarily of interest and investment income, contributed $218 million in the current year. In the prior year, other income, net was $338 million and contained a $120 million benefit from reversing the reserve for two interest rate swap contracts following settlement of a lawsuit against Bankers Trust; a $185 million gain on the sale of the Company's 50% share of a health care joint venture to its venture partner; and a $230 million charge to increase the reserve for estimated losses on a supply agreement entered into as part of the previous sale of the Company's commercial pulp business.

NET EARNINGS MARGIN %

     (Middle of Page 23, left-hand margin, a bar/line graph with pictures of eight bottles of Oil of Olay showing net earnings margin % for 1997 - 9.5%, 1996 - 8.5% and 1995 - 7.9%.)

     Net earnings margin increased to 9.5% in the current year from 8.6% in the prior year, reflecting unit volume growth and continued emphasis on cost control through the Company's simplification and standardization programs.

THE FOLLOWING PROVIDES PERSPECTIVE ON THE YEAR ENDED JUNE 30, 1996 VERSUS THE PRIOR YEAR.

     Worldwide net earnings increased 15% to $3,046 million, including the 1996 unusual items previously noted. Net earnings for 1995 were $2,645 million and included a $50 million after-tax charge for costs related to the earthquake in Kobe, Japan. Excluding the unusual items in both years, net earnings for the year ended June 30, 1996, grew 12%.

     Worldwide net sales were $35,284 million, up 5%. Worldwide unit volume increased 7%, with all geographic regions achieving record volume levels.

     Worldwide gross margin declined to 41.2% from 41.6% in 1995, impacted by difficult economic conditions in Mexico and the adoption of FASB Statement No. 121, which provided new guidance on recognition of impaired assets.

     Worldwide marketing, research, and administrative expenses were 27.5% of sales compared with 28.9% in 1995, reflecting cost control emphasis and benefits of the 1993 restructuring program. The Company's expansion of its value pricing and trade terms simplification initiatives reduced expenses in certain markets.

     Other income, net was $338 million in 1996 and included the unusual items previously noted. In 1995, other income, net was $244 million and contained a $77 million charge related to the Kobe, Japan earthquake.

     Net earnings margin increased to 8.6% in 1996 form 7.9% in 1995, including the effects of unusual items in both years. Excluding the unusual items, net earnings margin increased to 8.6% in 1996 form 8.0% in 1995.

FINANCIAL CONDITION

Cash flow from operations was $5,882 million, $4,158 million, and $3,568 million in 1997, 1996, and 1995, respectively. Current year improvement was driven by increased earnings, working capital control and the benefit of simplification and standardization programs. Generally, operating cash flow provided the primary source of funds to finance operating needs, capital expenditures, acquisitions, and the shared repurchase programs.

OPERATING CASH FLOW
(Billions of dollars)

     (Bottom of Page 23, right-hand margin, a bar/line graph with pictures of eleven cans of Pringles showing operating cash flow for 1997 - 5.9 billions of dollars, 1996 - 4.2 billions of dollars and 1995 - 3.6 billions of dollars.)

     Cash and cash equivalents were up $276 million from June 30, 1996. In addition, investment securities increased $314 million.

     The Company initiated a share repurchase program in 1995 which authorized the purchase of up to 6 million shares annually to mitigate the dilutive impact of management compensation programs. The Company also initiated a program to repurchase additional outstanding shares of up to $1 billion during 1997, in addition to purchases made under the 1995 program. Current year share purchases totaled $1,652 million compared to $432 million in the prior year. The Company has announced plans to continue the share repurchase programs in fiscal 1998.

     Capital expenditures were $2,129 million in 1997, $2,179 million in 1996, and $2,146 million in 1995. Current year expenditures reflected capacity expansions in the Paper and Food businesses, primarily in tissue/towel, Pringles, and Olean. Capital expenditures are expected to increase during the upcoming year, reflecting completion of these capacity projects and other planned capacity increases and technological advances. Funds for these activities generally are provided from operations.

     Common share dividends, restated for the August 1997 two-for-one stock split, grew 13% to $.90 per share in 1997, compared to $.80 and $.70 in 1996 and 1995, respectively. For the coming year, the annual dividend rate will increase to $1.01 per common share, marking the 42nd consecutive year of increased common share dividend payments. Total dividend payments, to both common and preferred shareholders, were $1,329 million, $1,202 million, and $1,062 million in 1997, 1996, and 1995, respectively.

     Total debt was down $794 million. Exchange effects, primarily the Japanese yen and German mark, reduced total debt by approximately $92 million.

     Long-term borrowing available under the Company's shelf registration statement filed in 1995, as amended in July 1997, was $2.0 billion. Additionally, the Company has the ability to issue commercial paper at favorable rates.

     Cash used for acquisitions completed during the year totaled $150 million and included laundry and cleaning businesses, primarily Bombril in Latin America. Net cash required for acquisition activities was $358 million and $623 million in 1996 and 1995, respectively. During the current year, the Company continued to divest certain non-strategic brands in order to focus organizational resources on the Company's core businesses. The proceeds from these sales, combined with other asset sales, generated $520 million in cash flow in the current year, and $402 million and $310 million in 1996 and 1995, respectively.

     In April 1997, the Company entered into an agreement to acquire Tambrands, Inc., a company in the feminine protection category, for approximately $1.85 billion in cash, funded by a combination of existing cash balances and the issuance of commercial paper. The acquisition was completed on July 21, 1997.

RESTRUCTURING RESERVE STATUS

In the year ended June 30, 1993, a reserve of $2.4 billion was established to cover a worldwide restructuring effort to consolidate manufacturing systems and reduce overhead costs. The primary elements of this reserve were costs related to fixed asset disposals and separation-related costs.

     This restructuring program was completed during 1997. The costs of completing the restructuring activities approximated the original estimate.

THE FOLLOWING PAGES PROVIDE PERSPECTIVE ON THE COMPANY'S GEOGRAPHIC SEGMENTS. ADDITIONALLY, THE CORPORATE SEGMENT INCLUDES INTEREST INCOME AND EXPENSE, SEGMENT ELIMINATIONS, AND OTHER GENERAL CORPORATE INCOME AND EXPENSE.

1997 NET SALES BY BUSINESS SEGMENT

     (Bottom right-hand margin page 24 - Net Sales By Business Segment Pie
      Chart -- 31% - Laundry & Cleaning; 28% - Paper; 20% - Beauty Care; 11%
      - Food & Beverage; 8% - Health Care and 2% - Corporate)

1997 NET SALES BY GEOGRAPHIC SEGMENT

     (Top left-hand margin page 25 - Net Sales By Geographic Segment Pie
      Chart -- 50% - North America; 32% - Europe, Middle East and Africa; 10%
      - Asia; 6% - Latin America and 2% - Corporate)

NORTH AMERICA REGION

The North America region achieved record sales, unit volume, net earnings and net earnings margin, following a strong prior year.

     Net sales for the year were $17,702 million, up 2% from the prior year level of $17,303 million. Unit volume increased 4%. The difference between sales and unit volume growth was primarily due to product mix, lower pricing in laundry, and lower commodity-based paper pricing. Progress during the current year compares to a strong 1996, when net sales and unit volume grew 5% over 1995.

NORTH AMERICA NET EARNINGS
(Millions of dollars)

     (Middle left-hand margin page 25 - Bar/line graph with pictures of eight Secret products showing North America net earnings for 1997 - 2,296 millions of dollars, 1996 - 2,239 millions of dollars, and 1995 - 1,914 millions of dollars.)

     Net earnings for the region were up 3% to $2,296 million. Net earnings increased 8% excluding the prior year's gain on the sale of the Company's share of a health care joint venture. The region achieved this growth through unit volume progress and a continued focus on cost control, simplification, and standardization as well as an increase in health care licensing activity. Prior year net earnings were $2,239 million, which represented a 17% increase over 1995 (11% excluding the gain on sale of the Company's share of a health care joint venture). Net earnings margin for the region was 13.0%, compared to 12.2% and 11.75 in 1996 and 1995, respectively, excluding the unusual item in 1996.

     The Laundry and Cleaning segment continued to drive the region's current year unit volume progress, with a 7% increase generating over one half of the region's increase. The laundry and fabric conditioners categories contributed heavily to the segment's unit volume and earnings increases. In the prior year, the segment was also a key driver, delivering over 40% of the total region's unit volume increase.

     The strength of the Paper segment also contributed to the region's current year volume progress, generating 5% unit volume growth. The diapers category delivered increased unit volume following acquisition of baby wipes and the introduction of Pampers Baby-Dry, a significant new diaper initiative. The tissue/towel category also posted unit volume gains following a capacity increase. The Paper segment's operating profit for the year was negatively impacted by a reduction in the estimated lives of certain production lines to support the global standardization of equipment to enable faster re-application of global technology. In the prior year, operating results were driven by product initiatives and more favorable pricing related to the pulp price declines in the latter part of the year.

     The Food and Beverage segment achieved 3% unit volume growth in the current year, driven by the snacks category which achieved double digit unit volume growth supported by new production capacity. Overall, the segment achieved earnings progress in the current year due to increased volume and lower costs in key categories. In 1996, unit volume growth was led by the coffee category.

     Unit volume in the Beauty Care segment grew 1% during the year, led by the hair care category. This growth followed solid results in the prior year. Net earnings for the segment were comparable to the prior year. Excluding the negative impact of the provisions for simplification and standardization projects, the segment achieved double-digit earnings growth in both the current and prior year.

     Unit volume in the Health Care segment was flat, excluding the effect of the prior year's divestiture of its share of a health care joint venture. This compares to a 3% decline in 1996. Increased investment in key brand franchises was aimed at regenerating growth. Excluding the prior year gain on the sale of its share of a joint venture, earnings from the segment increased significantly, benefiting from increased licensing activities, including a global alliance with Hoechst Marion Roussel to market the Company's osteoporosis treatment drug Actonel. A high level of investment in research and development in the pharmaceuticals area continued in the current year and is expected to continue into the coming year. The segment has also increased investments in agreements with other health care companies for the co-development or co-promotion of pharmaceutical and over-the-counter products, most notably an agreement entered into in the current year with Regeneron Pharmaceuticals, Inc.

EUROPE, MIDDLE EAST, AND AFRICA REGION

Record unit volume, sales, earnings and net earnings margin in the Europe, Middle East, and Africa region were driven by continued strong volume growth and excellent cost control.

     Net sales grew 1% to $11,581 million, on 7% unit volume growth. The differential between sales and unit volume growth rates is due primarily to unfavorable exchange rates and lower commodity-based paper pricing. During the prior year, sales increased 7% to $11,458 million on comparable unit volume growth.

EUROPE, MIDDLE EAST AND AFRICA NET EARNINGS
(Millions of dollars)

     (Bottom left-hand margin page 26 - Bar/line graph with pictures of eight Head & Shoulders products showing Europe, Middle East and Africa Net Earnings for 1997 - 857 millions of dollars, 1996 - 711 millions of dollars, and 1995 - 589 millions of dollars.)

     The region's net earnings progress continued in the current year, growing 21% to $857 million. This follows 21% growth in the prior year with earnings of $711 million. The net earnings margin progress also continued in the current year to 7.4%, from 6.2% and 5.5%, in 1996 and 1995, respectively. The continued effort of the region to reduce costs via simplification and standardization, combined with strong volume growth, were the driving forces of the earnings progress.

     Central and Eastern Europe led the region's unit volume growth, with a 42% increase. This follows a 66% growth rate in 1996. Leadership shares in laundry, diapers and hair care grew by increasing distribution of these successful global categories. Earnings increased, as a 1996, as a result of the unit volume growth and economics of scale.

     Middle East and Africa increased unit volume well above the region average, as it did in the prior year. The progress is broadly based across countries and in all key categories. This contributed to earnings growth, on top of improved earnings in 1996.

     Western Europe unit volume increased by 1%, comparable to the prior year's growth rate. This growth continues to be impacted by the implementation of Efficient Consumer Response (ECR). ECR introduced value pricing and simplified trade terms to reward efficiency of trade customers and eliminate inefficient promotional spending, thereby providing consumers with better value for the Company's quality products. This strategic move followed experience in the United States where a similar program had some negative short-term impacts followed by significantly improved longer-term growth. Western Europe's earnings increased strongly, after solid growth in the prior year, as a result of significant progress in simplification and standardization projects.

ASIA REGION

Overall, Asia achieved record net earnings margins. Earnings results within the region were mixed, with particularly strong earnings growth in China and other developing markets being offset by competitive pressures in Japan, the impact of the ECR roll out and exchange rate effects.

     Net sales for the region were $3,572 million, 8% below the prior year on a 7% unit volume decline. Improved pricing and product mix were offset by the impact of unfavorable exchange rate movements. Excluding adverse exchange effects, sales were down 2%. In the prior year, net sales grew 5% on unit volume growth of 15%. Exchange effects reduced 1996 sales by 3% versus 1995.

ASIA NET EARNINGS
(Millions of dollars)

     (Middle left-hand margin page 27 - Bar/line graph with pictures of three boxes of Tide showing Asia Net Earnings for 1997 - 274 millions of dollars, 1996 - 254 millions of dollars, and 1995 - 245 millions of dollars.)

     The region's net earnings were $274 million, an 8% increase over the prior year. Current year earnings benefited from gains on the sale of non-strategic brands, which were partially offset by provisions for simplification and standardization projects. The prior year net earnings of $254 million represented a 4% increase over 1995. Net earnings margin for the current year was 7.7%, compared to 6.5% in 1996 and 6.6% in 1995. Margin progress has been achieved through lower costs, driven by strong focus on simplification, standardization and cost control, partially offset by the reduction in estimated lives of certain paper production lines as discussed earlier.

     China's unit volume was down 1%, compared to an 39% increase in the prior year. Higher pricing on local laundry brands led to a drop in unit volume but significantly improved the sales mix for the category, where Tide is a leading brand. Excluding laundry, unit volume in China was up 13% for the year. Net sales and earnings showed significant improvement, driven by pricing and improved product mix.

     Japan was negatively impacted in 1997 by a competitive market environment and the move to ECR, which has led to trade inventory draw downs and lower merchandising levels in the trade. Sales and earnings were also negatively impacted by unfavorable exchange rate movements.

LATIN AMERICA REGION

Latin America posted record sales and earnings, reflecting pricing and the continuation of cost control efforts.

     Net sales in the region grew 6% to $2,304 million as inflation-driven pricing action has more than offset the effects of lower volume. Unit volume was down 2%. In the prior year, unit volume grew 4%, while sales were flat, reflecting the full-year impact of the Mexican peso devaluation.

LATIN AMERICA NET EARNINGS
(Millions of dollars)

     (Middle right-hand margin page 27 - Bar/line graph with pictures of four boxes of ARIEL showing Latin America Net Earnings for 1997 - 217 millions of dollars, 1996 - 209 millions of dollars, and 1995 - 207 millions of dollars.)

     Net earnings for the region were $217 million, a 4% increase. Current year earnings were affected by provisions for simplification and standardization projects and the disposal of non-strategic brands. Prior year net earnings were $209 million, a 1% increase over 1995. Net earnings margin for the current year was 9.4% compared to 9.6% and 9.5% in 1996 and 1995 respectively, reflecting the reduction in estimated lives of certain paper production lines as discussed earlier, partially offset by pricing and the continuation of cost control efforts.

     In Mexico, the Company's largest operation in the region, the business results were strong, despite economic difficulties and a slower than anticipated recovery in consumption levels which has led to a 3% decline in unit volume. Net sales increased, primarily affected by pricing, and earnings advanced to a record level on increased margins and the divestiture of non-strategic brands.

DERIVATIVE FINANCIAL INSTRUMENTS

The Company is exposed to market risk, including changes in interest rates, currency exchange rates, and certain commodity prices. To manage the volatility relating to these exposures, the Company enters into various derivative transactions pursuant to the Company's policies in areas such as counter-party exposure and hedging practices. The Company does not hold or issue derivative financial instruments for trading purposes.

     Derivative positions are monitored using techniques including market value, sensitivity analysis and a value at risk model. The tests discussed below for exposure to interest rate and currency rate exposures are based on a variance/co-variance value at risk model using a one-year horizon and a 95% confidence level. The model assumes that financial returns are normally distributed. For options and instruments with non-linear returns, the model uses the delta/gamma method to approximate the financial return. The value at risk model takes into account correlations and diversification across market factors, including currencies and interest rates. Estimates of volatility and correlations of market factors are drawn from the JP Morgan RiskMetrics(TM)dataset as of June 30, 1997. In cases where data is unavailable in RiskMetrics(TM), a reasonable approximation is included. The effect of these estimates did not significantly change the total value at risk.

INTEREST RATE EXPOSURE

Interest rate swaps are used to hedge underlying debt obligations. For qualifying hedges, the interest rate differential is reflected as an adjustment to interest expense over the life of the swaps. Certain currency interest rate swaps are designated as a hedge of the Company's related foreign net asset exposure, and currency effects of these hedges are reflected in the currency translation adjustments section of shareholders' equity, offsetting a portion of the translation of the net assets.

     Based on the Company's overall interest rate exposure at June 30, 1997, including derivative and other interest rate sensitive instruments, a near-term change in interest rates, within a 95% confidence level based on historical interest rate movements, would not materially affect the consolidated financial position, results of operations or cash flows of the Company.

CURRENCY RATE EXPOSURE

The primary purpose of the Company's foreign currency hedging activities is to protect against the volatility associated with foreign currency purchase transactions. Corporate policy prescribes the range of allowable hedging activity. The Company primarily utilizes forward exchange contracts and purchased options with durations of generally less than 12 months. In addition, the Company enters into foreign currency swaps to hedge intercompany financing transactions and purchases foreign currency options with durations of generally less than 18 months to hedge against the effect of exchange rate fluctuations on royalties and foreign source income.

     Gains and losses related to qualifying hedges of foreign currency firm commitments or anticipated transactions are deferred in prepaid expenses and are included in the basis of the underlying transactions. To the extent that a qualifying hedge is terminated or ceases to be effective as a hedge, any deferred gains and losses up to that point continue to be deferred and are included in the basis of the underlying transaction. All other foreign exchange contracts are marked-to-market on a current basis generally to marketing, research, and administration expense. To the extent that anticipated transactions are no longer likely to occur, the related hedges are closed with gains or losses charged to earnings on a current basis.

     Based on the Company's overall currency rate exposure at June 30, 1997, including derivative and other foreign currency sensitive instruments, a near-term change in currency rates within a 95% confidence level based on historical currency rate movements, would not materially affect the consolidated financial position, results of operations, or cash flows of the Company.

COMMODITY PRICE EXPOSURE

Certain raw materials used primarily in food and beverage products are subject to price volatility caused by weather and other unpredictable factors. The Company uses futures and options contracts to manage the volatility related to this exposure. Gains and losses relating to qualifying hedges of firm commitments or anticipated inventory transactions are deferred in prepaid expenses and are included in the basis of the underlying transactions. Commodity activity is not material to the Company's consolidated financial position, results of operations, or cash flow.

FORWARD-LOOKING STATEMENTS

The Company has made and will make certain forward-looking statements in the Annual Report and in other contexts relating to volume growth, increases in market shares, total shareholder return and cost reduction, among others.

     These forward-looking statements represent challenging goals for the Company and are based on certain assumptions and estimates regarding the worldwide economy, technological innovation, competitive activity, interest rates, pricing, currency movements, product introductions, governmental action, and the development of certain markets. Some examples of key factors necessary to achieve the Company's goals are: 1) the ability to improve results in the face of strong competition, 2) the ability to reduce costs, in part via the ongoing simplification and standardization program, funded within existing budget targets, 3) the successful completion of the implementation of ECR and the ability to maintain key customer relationship in important developed markets, 4) the continuation of substantial growth in significant developing markets such as China, Mexico, the Southern Cone of Latin America and the countries of Central and Eastern Europe, 5) obtaining successful outcomes in regulatory and tax matters, 6) the ability to continue technological innovation,
7) the avoidance of adverse foreign currency movements. If the Company's assumptions and estimates are incorrect or do not come to fruition, or if the Company does not achieve all of these key factors, then the Company's actual performance could vary materially from the forward-looking statements made herein.

YEAR 2000

The Company has developed preliminary plans to address the possible exposures related to the impact on its computer systems of the Year 2000. Key financial, information and operational systems have been assessed and detailed plans have been developed to address systems modifications required by December 31, 1999. The financial impact of making the required systems changes is not expected to be material to the Company's consolidated financial position, results of operations or cash flows.


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

     The Board of Directors, acting through its Audit Committee composed entirely of outside directors, oversees the adequacy of the Company's internal control structure. The Audit Committee meets periodically with representatives of Deloitte & Touche LLP and internal financial management to review internal control, auditing and financial reporting matters. The independent auditors and the internal auditors also have full and free access to meet privately with the Audit Committee.

         /S/JOHN E. PEPPER                           /S/ERIK G. NELSON
         John E. Pepper                              Erik G. Nelson
         Chairman and Chief Executive                Chief Financial Officer



REPORT OF INDEPENDENT ACCOUNTANTS

DELOITTE &                                           250 East Fifth Street
 TOUCHE LLP                                         Cincinnati, Ohio 45202

To the Board of Directors and Shareholders of The Procter & Gamble Company:

We have audited the accompanying consolidated balance sheets of The Procter & Gamble Company and subsidiaries as of June 30, 1997 and 1996 and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the three years in the period ended June 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at June 30, 1997 and 1996 and the results of its operations and cash flows for each of the three years in the period ended June 30, 1997, in conformity with generally accepted accounting principles.

/S/DELOITTE & TOUCHE LLP

July 31, 1997



CONSOLIDATED STATEMENTS OF EARNINGS
         (Amounts in Millions Except Per Share Amounts)
Years Ended June 30                             1997       1996        1995
NET SALES                                     $35,764     $35,284     $33,482
Cost of products sold                          20,316      20,762      19,561
Marketing, research, and
  administrative expenses                       9,960       9,707       9,677
                                              -------------------------------
OPERATING INCOME                                5,488       4,815       4,244
Interest expense                                  457         484         488
Other income, net                                 218         338         244
                                              -------------------------------
EARNINGS BEFORE INCOME TAXES                    5,249       4,669       4,000
Income taxes                                    1,834       1,623       1,355
                                              -------------------------------
NET EARNINGS                                  $ 3,415     $ 3,046     $ 2,645
                                              ===============================


NET EARNINGS PER COMMON SHARE<F1>             $  2.43     $  2.14     $  1.85
FULLY DILUTED NET EARNINGS
  PER COMMON SHARE<F1>                        $  2.28     $  2.01     $  1.74
DIVIDENDS PER COMMON SHARE<F1>                $   .90     $   .80     $   .70
AVERAGE COMMON SHARES OUTSTANDING<F1>         1,360.3     1,372.6     1,372.0
                                              ===============================

<F1>Restated for two-for-one stock split effective August 22, 1997.

See accompanying Notes to Consolidated Financial Statements.


Consolidated Balance Sheets
         (Amounts in Millions Except Per Share Amounts
June 30                                         1997             1996
ASSETS
CURRENT ASSETS
Cash and cash equivalents                     $ 2,350          $ 2,074
Investment securities                             760              446
Accounts receivable                             2,738            2,841
Inventories
  Materials and supplies                        1,131            1,254
  Work in process                                 228              210
  Finished goods                                1,728            1,666
Deferred income taxes                             661              598
Prepaid expenses and other current assets       1,190            1,718
                                              ------------------------
TOTAL CURRENT ASSETS                           10,786           10,807

PROPERTY, PLANT, AND EQUIPMENT
Buildings                                       3,409            3,369
Machinery and equipment                        14,646           14,174
Land                                              570              569
                                              ------------------------
                                               18,625           18,112
Less accumulated depreciation                   7,249            6,994
                                              ------------------------
TOTAL PROPERTY, PLANT, AND EQUIPMENT           11,376           11,118

GOODWILL AND OTHER INTANGIBLE ASSETS
Goodwill                                        3,915            4,175
Trademarks and other intangible assets          1,085            1,095
                                              ------------------------
                                                5,000            5,270
Less accumulated amortization                   1,051              989
                                              ------------------------
TOTAL GOODWILL AND OTHER INTANGIBLE ASSETS      3,949            4,281
OTHER NON-CURRENT ASSETS                        1,433            1,524
                                              ------------------------
TOTAL ASSETS                                  $27,544          $27,730
                                              ========================

See accompanying Notes to Consolidated Financial Statements.


June 30                                               1997               1976
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable                                     $ 2,203            $ 2,236
Accrued and other liabilities                          3,802              3,981
Taxes payable                                            944                492
Debt due within one year                                 849              1,116
                                                     --------------------------
TOTAL CURRENT LIABILITIES                              7,798              7,825

LONG-TERM DEBT                                         4,143              4,670
DEFERRED INCOME TAXES                                    559                638
OTHER NON-CURRENT LIABILITIES                          2,998              2,875
                                                     --------------------------
TOTAL LIABILITIES                                     15,498             16,008

Shareholders' Equity<F1>
Convertible Class A preferred stock, stated
  value $1 per share (600 shares authorized)           1,859              1,886
Non-Voting Class B preferred stock, stated
  value $1 per share (200 shares authorized;
  none issued)                                             -                  -
Common stock, stated value $1 per share
  (2,000 shares authorized; shares outstanding:
  1997-1,350.8 and 1996-1,371.1)                       1,351              1,371
Additional paid-in capital                               559                294
Currency translation adjustments                        (819)              (418)
Reserve for employee stock ownership
  plan debt retirement                                (1,634)            (1,676)
Retained earnings                                     10,730             10,265
                                                     --------------------------
TOTAL SHAREHOLDERS' EQUITY                            12,046             11,722
                                                     --------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY           $27,544            $27,730
                                                     ==========================

<F1>Restated for two-for-one stock split effective August 22, 1997.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(Dollars in Millions/Shares in Thousands)
(Restated for two-for-one stock split effective August 22, 1997)
                                          Common                        Additional      Currency   Reserve for
                                          Shares   Common   Preferred      Paid-in   Translation     ESOP Debt   Retained
                                     Outstanding    Stock       Stock      Capital   Adjustments    Retirement   Earnings   Total
BALANCE JUNE 30, 1994                1,368,696     $1,368   $1,942      $ -          $ (63)        $(1,787)      $ 7,372    $ 8,832
                                     ----------------------------------------------------------------------------------------------
Net earnings                                                                                                       2,645      2,645
Dividends to shareholders:
  Common                                                                                                            (960)      (960)
  Preferred, net of tax benefit                                                                                     (102)      (102)
Currency translation adjustments                                                       128                                      128
Treasury purchases                      (3,416)        (3)                                                          (112)      (115)
Employee plan issuances                  5,766          6                102                                                    108
Preferred stock conversions              2,102          2      (29)       27                                                      0
ESOP debt guarantee reduction                                                                           53                       53
                                     ----------------------------------------------------------------------------------------------
BALANCE JUNE 30, 1995                1,373,148      1,373    1,913       129            65          (1,734)        8,843     10,589
                                     ----------------------------------------------------------------------------------------------
Net earnings                                                                                                       3,046      3,046
Dividends to shareholders:
  Common                                                                                                          (1,099)    (1,099)
  Preferred, net of tax benefit                                                                                     (103)      (103)
Currency translation adjustments                                                      (483)                                    (483)
Treasury purchases                     (10,468)       (10)                                                          (422)      (432)
Employee plan issuances                  6,514          6                140                                                    146
Preferred stock conversions              1,952          2      (27)       25                                                      0
ESOP debt guarantee reduction                                                                           58                       58
                                     ----------------------------------------------------------------------------------------------
BALANCE JUNE 30, 1996                1,371,146      1,371    1,886       294          (418)         (1,676)       10,265     11,722
                                     ----------------------------------------------------------------------------------------------
Net earnings                                                                                                       3,415      3,415
Dividends to shareholders:
  Common                                                                                                          (1,225)    (1,225)
  Preferred, net of tax benefit                                                                                     (104)      (104)
Currency translation adjustments                                                      (401)                                    (401)
Treasury purchases                     (30,875)       (31)                                                        (1,621)    (1,652)
Employee plan issuances                  8,801          9                240                                                    249
Preferred stock conversions              1,771          2      (27)       25                                                      0
ESOP debt guarantee reduction                                                                           42                       42
                                     ----------------------------------------------------------------------------------------------
Balance June 30, 1997                1,350,843     $1,351   $1,859      $559         $(819)        $(1,634)      $10,730    $12,046
                                     ==============================================================================================

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
     (Amounts in Millions)
Years Ended June 30                                             1997              1996             1995

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                  $ 2,074           $ 2,028          $ 2,373
                                                              ------------------------------------------
OPERATING ACTIVITIES
Net earnings                                                    3,415             3,046            2,645
Depreciation and amortization                                   1,487             1,358            1,253
Deferred income taxes                                             (26)              328              181
Change in accounts receivable                                       8                17             (161)
Change in inventories                                             (71)              202             (401)
Change in accounts payable, accrued and other liabilities         561              (948)             435
Change in other operating assets and liabilities                  503              (134)            (449)
Other                                                               5               289               65
                                                              ------------------------------------------
TOTAL OPERATING ACTIVITIES                                      5,882             4,158            3,568
                                                              ------------------------------------------
INVESTING ACTIVITIES
Capital expenditures                                           (2,129)           (2,179)          (2,146)
Proceeds from asset sales                                         520               402              310
Acquisitions                                                     (150)             (358)            (623)
Change in investment securities                                  (309)             (331)              96
                                                              ------------------------------------------
TOTAL INVESTING ACTIVITIES                                     (2,068)           (2,466)          (2,363)
                                                              ------------------------------------------
FINANCING ACTIVITIES
Dividends to shareholders                                      (1,329)           (1,202)          (1,062)
Change in short-term debt                                        (160)              242             (429)
Additions to long-term debt                                       224               339              449
Reductions of long-term debt                                     (724)             (619)            (510)
Proceeds from stock options                                       134                89               67
Treasury purchases                                             (1,652)             (432)            (115)
                                                              ------------------------------------------
TOTAL FINANCING ACTIVITIES                                     (3,507)           (1,583)          (1,600)
                                                              ------------------------------------------
EFFECT OF EXCHANGE RATE CHANGES ON
   CASH AND CASH EQUIVALENTS                                      (31)              (63)              50
                                                              ------------------------------------------
CHANGE IN CASH AND CASH EQUIVALENTS                               276                46             (345)
                                                              ------------------------------------------
CASH AND CASH EQUIVALENTS, END OF YEAR                        $ 2,350           $ 2,074          $ 2,028
                                                              ==========================================
SUPPLEMENTAL DISCLOSURE Cash payments for:
   Interest, net of amount capitalized                        $   449           $   459          $   444
Income taxes                                                    1,380             1,339            1,047
Liabilities assumed in acquisitions                                42                56              575
                                                              ==========================================

See accompanying Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Millions of Dollars Except Per Share Amounts)


1.  SUMMARY OF SIGNIFICANT
    ACCOUNTING POLICIES

BASIS OF PRESENTATION: The consolidated financial statements include The Procter & Gamble Company and its controlled subsidiaries (the Company). Investments in companies that are at least 20% to 50% owned, and over which the Company exerts significant influence but does not control the financial and operating decisions, are accounted for by the equity method. These investments are managed as integral parts of the Company's segment operations, and the Company's share of their results is included in net sales and in earnings for the related segments.

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

ACCOUNTING CHANGES: In 1996, the Company adopted FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which requires review for possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The effect of the adoption was not material. In 1997, the FASB issued Statement No. 130, "Reporting Comprehensive Income," and Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information." These statements, which are effective for periods beginning after December 15, 1997, expand or modify disclosures and, accordingly, will have no impact on the Company's reported financial position, results of operations or cash flows.

CURRENCY TRANSLATION: The financial statements of subsidiaries outside the U.S. generally are measured using the local currency as the functional currency. Translation adjustments are accumulated in a separate component of shareholders' equity. For subsidiaries operating in highly inflationary economies, the U.S. dollar is the functional currency. Remeasurement and other transactional exchange gains/(losses) reflected in earnings were $1, $(28) and $(38) for 1997, 1996 and 1995, respectively.

CASH EQUIVALENTS: Highly liquid investments with maturities of three months or less when purchased are considered cash equivalents.

INVENTORY VALUATION: Inventories are valued at cost, which is not in excess of current market price. Cost is primarily determined by either the average cost or the first-in, first-out method. The replacement cost of last-in, first-out inventories exceeds carrying value by approximately $122.

GOODWILL AND OTHER INTANGIBLE ASSETS: The cost of intangible assets is amortized, principally on a straight-line basis, over the estimated periods benefited (not exceeding 40 years). The average remaining life is 30 years. The realizability of goodwill and other intangibles is evaluated periodically as events or circumstances indicate a possible inability to recover the carrying amount. Such evaluation is based on various analyses, including cash flow and profitability projections that incorporate the impact on existing Company businesses. The analyses necessarily involve significant management judgment to evaluate the capacity of an acquired business to perform within projections. Historically, the Company has generated sufficient returns from acquired businesses to recover the cost of the goodwill and other intangible assets.

PROPERTY, PLANT, AND EQUIPMENT: Property, plant, and equipment are recorded at cost reduced by accumulated depreciation. Depreciation expense is provided based on estimated useful lives using the straight-line method.

SELECTED OPERATING EXPENSES: Research and development costs are charged to earnings as incurred and were $1,282 in 1997, $1,221 in 1996 and $1,148 in 1995. Advertising costs are charged to earnings as incurred and were $3,468 in 1997, $3,254 in 1996, and $3,284 in 1995.

NET EARNINGS PER COMMON SHARE: Net earnings less preferred dividends (net of related tax benefits) are divided by the weighted average number of common shares outstanding during the year to calculate net earnings per common share. Fully diluted net earnings per common share are calculated to give effect to stock options and convertible preferred stock. In 1997, the FASB issued Statement No. 128, "Earnings Per Share," which revises the manner in which earnings per share is calculated. The statement is effective for the reporting period ending December 31, 1997 and is not expected to have a significant impact on the Company's earnings per share.

STOCK SPLIT: In July 1997, the Company's board of directors approved a two-for-one stock split that is effective for common and preferred shareholders of record as of August 22, 1997. The financial statements, notes and other references to share and per share data have been retroactively restated to reflect the stock split for all periods presented.

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

MAJOR CUSTOMER: The Company's largest customer, Wal-Mart Stores, Inc. and its affiliates, accounted for 10% of consolidated net sales in 1997.

RECLASSIFICATIONS: Certain reclassifications of prior years' amounts have been made to conform with the current year presentation, primarily related to the segment information.

2.  ACQUISITIONS

In April 1997, the Company entered into an agreement to acquire Tambrands, Inc., a company in the feminine protection category, for approximately $1.85 billion in cash. The acquisition was completed on July 21,1997. In 1995, the Company purchased the European tissue business of Vereinigte Papierwerke Schickedanz AG and the prestige fragrance business of Giorgio Beverly Hills, Inc. These 1995 acquisitions had an aggregate purchase price of $598. Other acquisitions accounted for as purchases totaled $150, $358, and $25 in 1997,1996, and 1995, respectively.

3.  SUPPLEMENTAL LIABILITY INFORMATION

June 30                                1997            1996
ACCRUED AND OTHER LIABILITIES
Marketing expenses                     $1,129          $  990
Restructuring reserves                      -             748
Compensation expenses                     461             437
Other                                   2,212           1,806
                                       ----------------------
                                        3,802           3,981
OTHER NON-CURRENT LIABILITIES
Postretirement benefits                $1,300          $1,347
Pension benefits                          815             879
Other                                     883             649
                                       ----------------------
                                        2,998           2,875


4.  SHORT-TERM AND LONG-TERM DEBT

June 30                                 1997           1996
SHORT-TERM DEBT
U. S. obligations                       $  235         $  465
Foreign obligations                        291            231
Current portion of long-term debt          323            420
                                        ---------------------
                                           849          1,116


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Millions of Dollars Except Per Share Amounts)


     The weighted average short-term interest rates were 6.9% and 7.4% as of June 30, 1997 and 1996, respectively.

                         Average
June 30                     Rate       Maturities      1997       1996
LONG-TERM DEBT
U.S. notes and
  debentures             8.01%         1998-2029       $1,896     $1,982
ESOP Series B            9.36%            2021          1,000      1,000
ESOP Series A            8.29%         1998-2004          613        676
U.S. commercial
  paper                                                   601        772
Foreign obligations                                       356        660
Current portion of
  long-term debt                                         (323)      (420)
                                                       -----------------
                                                        4,143      4,670

     The long-term weighted average interest rates are as of June 30, 1997 and exclude the effects of related interest rate swaps, as discussed in Note 5 below. Certain commercial paper balances have been classified as long-term debt based on the Company's intent and ability to renew the obligations on a long-term basis. The Company has entered into derivatives that convert certain of these commercial paper obligations into fixed-rate obligations.

     The fair value of the long-term debt was $4,509 and $5,014 at June 30, 1997 and 1996, respectively. Long-term debt maturities during the next five years are as follows: 1998-$323: 1999-$70; 2000-$226; 2001-$281 and 2002-$436.

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

INTEREST RATE MANAGEMENT
The Company's policy is to manage interest cost using a mix of fixed and variable rate debt. To manage this mix in a cost-efficient manner, the Company enters into interest rate swaps, in which the Company agrees to exchange, at specified intervals, the difference between fixed and variable interest amounts calculated by reference to an agreed-upon notional principal amount. These swaps are designated to hedge underlying debt obligations. For qualifying hedges, the interest rate differential is reflected as an adjustment to interest expense over the life of the swaps.

     Certain currency interest rate swaps are designated as a hedge of the Company's related foreign net asset exposure. Currency effects of these hedges are reflected in the currency translation adjustments section of shareholders' equity, offsetting a portion of the translation of the net assets.

     The following table presents information for all interest rate instruments, including debt warrants. The notional amount does not necessarily represent amounts exchanged by the parties and, therefore, is not a direct measure of the exposure of the Company. The fair value approximates the cost to settle the outstanding contracts. The carrying value includes the net amount due to counterparties under swap contracts, currency translation associated with currency interest rate swaps, and any marked-to-market value adjustments of instruments.

June 30                              1997             1996
Notional amount                     $1,488           $1,872
                                    -----------------------

Fair value                          $  (54)          $ (165)
Carrying value                         (28)            (121)
                                    -----------------------
Unrecognized loss                      (26)             (44)

     Although derivatives are an important component of the Company's interest rate management program, their incremental effect on interest expense for 1997, 1996 and 1995 was not material.

CURRENCY RATE MANAGEMENT
The primary purpose of the Company's foreign currency hedging activities is to protect against the volatility associated with foreign currency purchase transactions. Corporate policy prescribes the range of allowable hedging activity. The Company primarily utilizes forward exchange contracts and purchased options with durations of generally less than 12 months. Because these are entered into as a hedge of planned transactions, a change in the fair value of the instruments is offset by a corresponding change in the related exposure.

     In addition, the Company enters into foreign currency swaps to hedge intercompany financing transactions and purchases foreign currency options with durations of generally less than 18 months to hedge against the effect of exchange rate fluctuations on royalties and foreign source income.

     Gains and losses related to qualifying hedges of foreign currency firm commitments or anticipated transactions are deferred in prepaid expense and are included in the basis of the underlying transactions. To the extent that a qualifying hedge is terminated or ceases to be effective as a hedge, any deferred gains and losses up to that point continue to be deferred and are included in the basis of the underlying transaction. All other foreign exchange contracts are marked-to-market on a current basis, generally to marketing, research and administration expense. To the extent that anticipated transactions are no longer likely to occur, the related hedges are closed with gains or losses charged to earnings on a current basis.

     Currency exposure related to the net assets of subsidiaries is managed primarily through local currency financing entered into by the subsidiaries and foreign currency denominated financing instruments entered into by the parent. Gains or losses on instruments designated as a hedge of net assets are offset against the translation effects reflected in shareholders' equity.

     The Company had foreign currency instruments and foreign currency denominated debt that have been designated as hedges of the Company's net asset exposure in certain foreign subsidiaries with notional amounts totaling $936 and $1,458 at June 30, 1997 and 1996, respectively. These hedges resulted in gains of $63 and $129 that are net of $38 and $80 in tax effects reflected in shareholders' equity.

     Currency instruments outstanding are as follows:

June 30                              1997             1996
Notional amount
  Forward contracts                 $2,607           $2,586
  Purchased options                  1,643            1,726
  Currency swaps                       358              505
Fair value
  Forward contracts                 $   (2)          $  (23)
  Purchased options                     38               41
  Currency swaps                        (1)             (17)

     The deferred gains/losses on these instruments were not material.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Millions of Dollars Except Per Share Amounts)


6.  STOCK OPTIONS

The Company has stock-based compensation plans under which stock options are granted annually to key employees and directors at the market price on the date of grant. The grants are fully exercisable after one year and have a ten-year life.

     Pursuant to FASB Statement No. 123 "Accounting for Stock-Based Compensation," the Company has elected to account for its employee stock option plan under APB Opinion No. 25 "Accounting for Stock Issued to Employees." Accordingly, no compensation cost has been recognized for this plan. Had compensation cost for the plan been determined based on the fair value at the grant date consistent with FASB Statement No. 123, the Company's net earnings and earnings per share would have been as follows:

Years Ended June 30                                  1997              1996
Net earnings
  As reported                                        $3,415            $3,046
  Pro forma                                           3,305             2,981
Net earnings per common share
  As reported                                          2.43              2.14
  Pro forma                                            2.35              2.10
Fully diluted net earnings per
 common share
  As reported                                          2.28              2.01
  Pro forma                                            2.20              1.97

     The fair value of each option grant is estimated on the date of grant using the Binomial option-pricing model with the following weighted average assumptions:

Years Ended June 30                                  1997              1996
Interest rate                                        6.6%              6.1%
Dividend yield                                         2%                2%
Expected volatility                                   22%               20%
Expected life in years                                 6                 6

     Stock option activity was as follows:

Options in Thousands                  1997              1996             1995
Outstanding, July 1                  66,657            63,384           61,112
Granted                              10,409             9,605            7,852
Exercised                            (8,357)           (6,110)          (5,278)
Canceled                               (195)             (222)            (302)
                                     -----------------------------------------
Outstanding, June 30                 68,514            66,657           63,384
Exercisable                          58,098            57,048           55,554
Available for grant                  28,538            24,418           19,510
Average price
  Outstanding, beginning
   of year                           $24.79            $21.36           $19.12
  Granted                             58.72             40.87            33.11
  Exercised                           16.02             14.52            12.59
  Outstanding, end of year            31.00             24.79            21.36
  Exercisable, end of year            26.03             22.09            19.70
Weighted average grant
 date fair value of options           17.14             10.88

     The following table summarizes information about stock options outstanding at June 30, 1997:

                                   Options Outstanding
               ----------------------------------------------------
                    Number                                     Weighted-Avg
Range of       Outstanding            Weighted-Avg                Remaining
Prices         (Thousands)          Exercise Price         Contractual Life
$ 8 to 21         19,942               $15.92                 2.4 years
 25 to 30         21,511                26.56                 5.5
 33 to 46         17,645                37.85                 8.1
 57 to 69          9,416                60.24                 9.5

     The following table summarizes information about stock options exercisable at June 30, 1997:

                                    Options Exercisable
                           --------------------------------
                               Number
Range of                   Exercisable                 Weighted-Avg
Prices                     (Thousands)               Exercise Price
$ 8 to 21                     19,942                     $15.92
 25 to 30                     21,498                      26.56
 33 to 46                     16,658                      37.46
 57 to 69                          -                          -

7.  POSTRETIREMENT BENEFITS

The Company offers various postretirement benefits to U.S. and international employees.

PENSION BENEFITS
Within the U.S., the most significant retirement benefit is the defined contribution profit sharing plan funded by an employee stock ownership plan
(ESOP) and Company contributions. Annual credits to participants' accounts are based on individual base salaries and years of service, not exceeding 15% of total participants' annual salaries and wages

Years Ended June 30                 1997              1996             1995
Preferred shares allocated
  at market value                   $247              $200             $155
Company contributions                 35                75              112
                                    ---------------------------------------
Benefits earned                      282               275              267

     Certain other employees, primarily outside the U.S., are covered by local defined benefit pension plans, with summarized information as follows:

June 30                                1997             1996
Vested benefit obligations            $ 1,366           $ 1,315
Non-vested benefit obligations            190               188
                                      -------------------------
Accumulated benefit obligations         1,556             1,503
Effect of projected salaries              435               383
                                      -------------------------
Projected benefit obligations           1,991             1,886
Plan assets at market value            (1,229)           (1,019)
                                      -------------------------
Unfunded pension benefit
  obligations                             762               867
Unrecognized
  Net transition obligations              (35)              (37)
  Prior service costs                     (43)              (43)
  Net gains                                95                32
                                      -------------------------
  Net accrued pension costs               779               819

     Plan assets are held in restricted trusts or foundations. The assets are in stocks, bonds, insurance contracts, and other investments within the limits prescribed by local laws and in line with local investment practices for pension and retirement plans. Funding policies vary by country and consider such factors as actuarial reports, tax regulations, and local practices. In the U.S., plan assets exceeded the projected benefit obligation by $45 in 1997 and $27 in 1996.

PENSION EXPENSE
Years Ended June 30            1997              1996              1995
Benefits earned
  during the year              $ 100             $  96             $ 89
Interest on projected
  benefit obligations            131               131              116
Actual return on
  plan assets                   (166)             (132)             (74)
Net amortization
  and other                       77                60               10
                               ----------------------------------------
                                 142               155              141

     The actuarial assumptions vary by country and consider such factors as economic conditions and the nature of plan assets. The following is a summary of assumptions, reflecting an average for the Company:

ASSUMPTIONS
Years Ended June 30            1997         1996          1995
Long-term rate of return
  on plan assets               9%           9%            9%
Increase in compensation       5%           5%            6%
Discount rate                  7%           7%            7%

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

ACCUMULATED BENEFIT OBLIGATION AND NET LIABILITY
June 30                                      1997              1996
Retirees                                   $  677            $  613
Employees eligible to retire                  112               125
Other active employees                        671               667
                                           ------------------------
Accumulated benefit obligation              1,460             1,405
Unrecognized gain                           1,708               821
Plan assets at market value                (1,828)             (838)
                                           ------------------------
Net liability                               1,340             1,388

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Millions of Dollars Except Per Share Amounts)

BENEFIT EXPENSE
Years Ended June 30              1997         1996         1995
Benefits earned
  during the year                $ 45         $ 47         $ 43
Interest on accumulated
  benefit obligation              109          102           98
Actual return on
  plan assets                    (999)        (377)        (364)
Net amortization
  and other                       841          239          241
                                 ------------------------------
Gross benefit expense              (4)          11           18
Dividends on ESOP
  preferred stock                 (79)         (79)         (79)
                                 ------------------------------
                                  (83)         (68)         (61)

ASSUMPTIONS
Years Ended June 30              1997         1996        1995
Discount rate                    7.5%         7.5%         7.5%
Long-term rate of return
  on plan assets                   9%           9%           9%
Initial health care cost
  trend rate<F1>                 8.8%         9.5%        10.5%

<F1>Assumed to decline gradually to 5% in 2006 and thereafter.

     The pre-tax effect of a 1% increase in the assumed health care cost trend rate would increase the accumulated benefit obligations at June 30, 1997 and 1996 by approximately $217 and $210 and increase the respective annual Costs by $25 and $27.

8.  EMPLOYEE STOCK OWNERSHIP PLAN

The Company maintains the Procter & Gamble Profit Sharing Trust and Employee Stock Ownership Plan (ESOP) to provide funding for two primary postretirement benefits described in Note 7: a defined contribution profit sharing plan and certain U.S. postretirement health care benefits.

     The ESOP borrowed $1,000 in 1989, which has been guaranteed by the Company. The proceeds were used to purchase Series A ESOP Convertible Class A Preferred Stock to fund a portion of the defined contribution plan. Principal and interest requirements are $117 per year, paid by the trust from dividends on the preferred shares and from cash contributions and advances from the Company. The shares are convertible at the option of the holder into one share of the Company's common stock. The liquidation value is equal to the issue price of $13.75 per share.

     In 1991 the ESOP borrowed an additional $1,000, also guaranteed by the Company. The proceeds were used to purchase Series B ESOP Convertible Class A Preferred Stock to fund a portion of retiree health care benefits. Debt service requirements are $94 per year, funded by preferred stock dividends and cash contributions from the Company. Each share is convertible at the option of the holder into one share of the Company's common stock. The liquidation value is equal to the issuance price of $26.12 per share.

Shares in Thousands          1997       1996       1995
Shares Outstanding
  Series A                   62,952     64,562     66,436
  Series B                   38,045     38,204     38,284

     Shares of the ESOP are allocated at original cost based on debt service requirements, net of advances made by the Company to the trust. The fair value of the Series A shares serves to reduce the Company's cash contribution required to fund the profit sharing plan contributions earned. The Series B shares are considered plan assets of the other retiree benefits plan. Dividends on all preferred shares, net of related tax benefit, are charged to retained earnings. The preferred shares held by the ESOP are considered outstanding from inception for purposes of calculating fully diluted net earnings per common share.

9.  INCOME TAXES

Earnings before income taxes consist of the following:

Years Ended June 30          1997       1996       1995
United States                $3,232     $3,023     $2,683
International                 2,017      1,646      1,317
                             ----------------------------
                              5,249      4,669      4,000

     The income tax provision consists of the following

Years Ended June 30           1997          1996          1995
Current tax expense
  U.S. Federal                $  967        $  776        $  718
  International                  805           413           399
  U.S. State & Local              88           106            57
                              ----------------------------------
                               1,860         1,295         1,174
Deferred tax expense
  U.S. Federal                     1           220           124
  International & other          (27)          108            57
                              ----------------------------------
                                 (26)          328           181

     Taxes credited to shareholders' equity for the years ended June 30,1997 and 1996 were $97 and $3. Undistributed earnings of foreign subsidiaries that are considered to be reinvested indefinitely were $6,108 at June 30, 1997.

     The effective income tax rate was 34.9%, 34.8% and 33.9% in 1997, 1996 and 1995, respectively, compared to the U.S. statutory rate of 35%.

     Deferred income tax assets and liabilities are comprised of the following:

June 30                              1997              1996
Current deferred tax assets
  Restructuring reserve              $   -             $  267
  Other                                 661               331
                                     ------------------------
                                        661               598
Non-current deferred
tax assets (liabilities)
  Depreciation                       (1,031)           (1,005)
  Postretirement benefits               475               492
  Loss carryforwards                     84               166
  Other                                 (87)             (291)
                                     ------------------------
                                       (559)             (638)

10.  Commitments and Contingencies

The Company has various purchase commitments for materials, supplies, and property, plant, and equipment incidental to the ordinary conduct of business. In the aggregate, such commitments are not at prices in excess of current market.

     The Company is subject to various lawsuits and claims with respect to matters such as governmental regulations, income taxes and other actions arising out of the normal course of business. The Company is also subject to contingencies pursuant to environmental laws and regulations that in the future may require the Company to take action to correct the effects on the environment of prior manufacturing and waste disposal practices. Accrued environmental liabilities for remediation and closure costs at June 30,1997 were $62 and, in management's opinion, such accruals are appropriate based on existing facts and circumstances. Under more adverse circumstances, however, this potential liability could be higher. Current year expenditures were not material.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Millions of Dollars Except Per Share Amounts)


     Paper - tissue/towel, feminine protection, incontinence, diapers and wipes. Representative brands include Bounty, Charmin, Always, Whisper, Pampers and Attends.

     Beauty Care - hair care, deodorants, personal cleansing, skin care and cosmetics and fragrances. Representative brands include Pantene, Vidal Sassoon, Secret, Safeguard, Oil of Olay, Cover Girl, Giorgio Beverly Hills.

     Food and Beverage - coffee, peanut butter, juice, snacks, shortening and oil, baking mixes and commercial services. Representative brands include Folgers, Jif, Sunny Delight, Pringles, Crisco, Duncan Hines.

     Health Care - oral care, gastro-intestinal, respiratory care, and pharmaceuticals. Representative brands include Crest, Scope, Metamucil, Vicks.

     Corporate items primarily include interest income and expense, segment eliminations, and other general corporate income and expense.

     The Company's operations are characterized by interrelated raw materials and manufacturing facilities and centralized research and staff functions. Accordingly, separate earnings determination by segment is dependent upon assumptions regarding allocations.

SEGMENT INFORMATION
                                                      Europe,
                                      North       Middle East                Latin
GEOGRAPHIC SEGMENTS                 America        and Africa   Asia       America     Corporate     Total
Net Sales               1997        $17,702       $11,581       $3,572     $2,304      $  605       $35,764
                        1996         17,303        11,458        3,881      2,173         469        35,284
                        1995         16,408        10,696        3,689      2,178         511        33,482
                        -----------------------------------------------------------------------------------
Net Earnings            1997          2,296           857          274        217        (229)        3,415
                        1996<F1>      2,239           711          254        209        (367)        3,046
                        1995          1,914           589          245        207        (310)        2,645
                        -----------------------------------------------------------------------------------
Identifiable Assets     1997         11,569         6,438        2,634      1,581       5,322        27,544
                        1996         11,775         6,962        2,882      1,445       4,666        27,730
                        1995         11,334         7,501        3,311      1,305       4,674        28,125
                        -----------------------------------------------------------------------------------

<F1>Includes a gain on the sale of the Company's share of a health care joint venture: North America-$120 after tax, Health Care-$185 before tax.


                                    Laundry and                 Beauty     Food and     Health
BUSINESS SEGMENTS                      Cleaning     Paper         Care     Beverage       Care     Corporate   Total

Net Sales               1997        $10,933         $10,113     $7,108     $4,108       $2,897     $  605      $35,764
                        1996         10,705          10,166      6,920      4,067        2,957        469       35,284
                        1995         10,157           9,278      6,569      3,979        2,988        511       33,482
                        ----------------------------------------------------------------------------------------------
Earnings Before         1997          2,101           1,333      1,066        542          471       (264)       5,249
Income Taxes            1996<F1>      1,872           1,260        955        581          441       (440)       4,669
                        1995          1,686           1,144        735        515          358       (438)       4,000
                        ----------------------------------------------------------------------------------------------
Identifiable Assets     1997          5,112           6,858      5,036      2,454        2,762      5,322       27,544
                        1996          5,355           6,859      5,359      2,054        3,437      4,666       27,730
                        1995          5,375           7,082      5,511      2,148        3,335      4,674       28,125
                        ----------------------------------------------------------------------------------------------
Capital                 1997            417             855        301        413          122         21        2,129
Expenditures            1996            541             804        344        288          175         27        2,179
                        1995            608             731        341        150          295         21        2,146
                        ----------------------------------------------------------------------------------------------
Depreciation and        1997            294             689        216        108          164         16        1,487
Amortization            1996            317             520        213        102          167         39        1,358
                        1995            279             500        189        108          144         33        1,253
                        ----------------------------------------------------------------------------------------------

<F1>Includes a gain on the sale of the Company's share of a health care joint venture: North America-$120 after tax, Health Care-$185 before tax.

12.  QUARTERLY RESULTS (UNAUDITED)

                                                           Ouarters Ended
                                           -------------------------------------------     Total
                                           Sept. 30     Dec. 31     Mar 31      Jun. 30     Year
Net Sales                      1996-97     $8,903       $9,142      $8,771      $8,948     $35,764
                               1995-96      9,027        9,090       8,587       8,580      35,284
                               -------------------------------------------------------------------
Operating Income               1996-97      1,547        1,521       1,383       1,037       5,488
                               1995-96      1,435        1,352       1,193         835       4,815
                               -------------------------------------------------------------------
Net Earnings                   1996-97        979          944         881         611       3,415
                               1995-96        896          836         760         554       3,046
                               -------------------------------------------------------------------
Net Earnings                   1996-97        .70          .67         .63         .43        2.43
Per Common Share<F1>           1995-96        .63          .59         .54         .38        2.14
                               -------------------------------------------------------------------
Fully Diluted Net Earnings     1996-97        .65          .63         .59         .41        2.28
Per Common Share<F1>           1995-96        .59          .56         .50         .36        2.01
                               -------------------------------------------------------------------

<F1>Restated for two-for-one stock split effective August 22,1997.


FINANCIAL HIGHLIGHTS
(Millions of Dollars Except Per Share Amounts)
                                            1997         1996         1995         1994         1993<F2><F3>
Net Sales                                   35,764       35,284       33,482       30,385       30,498
Operating Income                             5,488        4,815        4,244        3,670          521
Net Earnings/(Loss)                          3,415        3,046        2,645        2,211         (656)
Net Earnings Margin                            9.5%         8.6%         7.9%         7.3%           -
Net Earnings/(Loss) Per Common Share<F1>      2.43         2.14         1.85         1.54         (.56)
Dividends Per Common Share<F1>                 .90          .80          .70          .62          .55
Research and Development Expense             1,282        1,221        1,148          964          868
Advertising Expense                          3,468        3,254        3,284        2,996        2,973
Total Assets                                27,544       27,730       28,125       25,535       24,935
Capital Expenditures                         2,129        2,179        2,146        1,841        1,911
Long-Term Debt                               4,143        4,670        5,161        4,980        5,174
Shareholders' Equity                        12,046       11,722       10,589        8,832        7,441
Cash Flow from Operations                    5,882        4,158        3,568        3,649        3,338

<F1>Restated for two-for-one stock split effective August 22,1997.

<F2>Operating income includes a before-tax charge totaling $2,705 for restructuring

<F3>Net earnings and net earnings per common share include an after-tax charge totaling $1,746 or $1.28 per share for restructuring and an after-tax charge of $925 or $.68 per share for the prior years' effect of accounting changes.

DIRECTORS AND OFFICERS OF THE PROCTER & GAMBLE COMPANY


DIRECTORS
Edwin L. Artzt        Retired Chairman of the Board and Chief Executive
Norman R. Augustine   Chairman of the Board, Lockheed Martin Corporation-
                      aerospace, electronics, information management, materials
                      and energy systems and products
Donald R. Beall       Chairman and Chief Executive Officer, Rockwell
                      International Corporation-automation, avionics and
                      communications, semiconductor systems and automotive
                      component systems
Gordon F. Brunner     Senior Vice President
Richard B. Cheney     Chairman of the Board and Chief Executive Officer,
                      Halliburton Company - energy services, engineering and
                      construction
Harald Einsmann       Executive Vice President
Richard J. Ferris     Co-Chairman, Doubletree Corporation
Joseph T. Gorman      Chairman and Chief Executive Officer, TRW Inc.-electronic, automotive, industrial and aerospace equipment
Durk I. Jager         President and Chief Operating Officer
Charles R. Lee        Chairman and Chief Executive Officer, GTE Corporation-
                      telecommunication services
Lynn M. Martin        Professor, Davee Chair, J. L. Kellogg Graduate School of
                      Management, Northwestern University
John E. Pepper        Chairman of the Board and Chief Executive
John C. Sawhill       President and Chief Executive Officer, The Nature
                      Conservancy-an international conservation organization
John F. Smith, Jr.    Chairman, Chief Executive Officer and President, General
                      Motors Corporation - automobile and related businesses
Ralph Snyderman       Chancellor for Health Affairs, Dean, School of Medicine at
                      Duke University and Chief Executive Officer of Duke
                      University Health System
Robert D. Storey      Partner in the law firm of Thompson, Hine & Flory P.L.L.
Marina v.N. Whitman   Professor of Business Administration and Public Policy
                      University of Michigan



BOARD COMMITTEES

EXECUTIVE COMMITTEE      COMPENSATION COMMITTEE        BOARD ORGANIZATION AND
E. L. Artzt, Chairman    N. R. Augustine, Chairman     NOMINATING COMMITTEE
J. E. Pepper             D. R. Beall                   M. v.N. Whitman, Chairman
N. R. Augustine          R. B. Cheney                  R. J. Ferris
D. R. Beall              J. T. Gorman                  C. R. Lee
R. J. Ferris             M. v.N. Whitman               L. M. Martin
J. T. Gorman                                           J. C. Sawhill
                                                       J. F. Smith, Jr.
                                                       R. Snyderman
                                                       R. D. Storey


AUDIT COMMITTEE          FINANCE COMMITTEE             PUBLIC POLICY COMMITTEE
D. R. Beall, Chairman    R. J. Ferris, Chairman        R. D. Storey, Chairman
R. B. Cheney             E. L. Artzt                   E. L. Artzt
C. R. Lee                N. R. Augustine               R. B. Cheney
J. C. Sawhill            J. T. Gorman                  C. R. Lee
J. F. Smith, Jr.         L. M. Martin                  L. M. Martin
R. Snyderman             M. v.N. Whitman               J. C. Sawhill
R. D. Storey                                           J. F. Smith, Jr.
                                                       R. Snyderman

CORPORATE OFFICERS

John E. Pepper             Chairman of the Board and Chief Executive
Durk I. Jager              President and Chief Operating Officer
Wolfgang C. Berndt         Executive Vice President (President-North America)
Harald Einsmann            Executive Vice President (President-Europe, Middle
                           East and Africa)
Alan G. Lafley             Executive Vice President (President-Asia)
Jorge P. Montoya           Executive Vice President (President-Latin America)
Benjamin L. Bethell        Senior Vice President (Human Resources)
Gordon F. Brunner          Senior Vice President (Research and Development)
Todd A. Garrett            Senior Vice President (Chief Information Officer)
James J. Johnson           Senior Vice President and General Counsel
Gary T. Martin             Senior Vice President (Product Supply)
Lawrence D. Milligan       Senior Vice President (Customer Business Development)
Erik G. Nelson             Senior Vice President (Chief Financial Officer)
Charlotte R. Otto          Senior Vice President (Public Affairs)
Robert L. Wehling          Senior Vice President (Advertising, Market Research
                           and Government Relations)
Robert T. Blanchard        Group Vice President (President, Beauty Care
                           Products-North America, Procter & Gamble North
                           America)
Bruce L. Byrnes            Group Vice President (President, Health Care
                           Products-North America, Procter & Gamble North
                           America)
R. Kerry Clark             Group Vice President (President, Laundry and Cleaning
                           Products-North America, Procter & Gamble North
                           America)
Larry G. Dare              Group Vice President (President, Paper and Beverage
                           Products - Europe, Procter & Gamble Europe, Middle
                           East and Africa)
Stephen P. Donovan, Jr.    Group Vice President (President, Food and Beverage
                           Products-North America, Procter & Gamble North
                           America)
Jacobus Groot              Group Vice President (President-Asia, North, and
                           President, Paper Products-Asia, Procter & Gamble
                           Asia)
Jeffrey D. Jones           Group Vice President (President- Latin America,
                           South, Procter & Gamble Latin America)
Mark D. Ketchum            Group Vice President (President, Paper Products-North
                           America, Procter & Gamble North America)
Fuad O. Kuraytim           Group Vice President (President-Middle East, Africa
                           and General Export, Procter & Gamble Europe, Middle
                           East and Africa)
Claude L. Meyer            Group Vice President (President, Laundry and Cleaning
                           Products - Europe, Procter & Gamble Europe, Middle
                           East and Africa)
Martin J. Nuechtern        Group Vice President (President-ASEAN and
                           Australasia, Procter & Gamble Asia)
John O'Keeffe              Group Vice President (President, Health and Beauty
                           Care Products-Europe, Procter & Gamble Europe, Middle
                           East and Africa)
Dimitri Panayotopoulos     Group Vice President (President-China, Procter &
                           Gamble Asia)
Herbert Schmitz            Group Vice President (President-Central and Eastern
                           Europe, Procter & Gamble Europe, Middle East and
                           Africa)
Edwin H. Eaton, Jr.        Vice President and Comptroller
Clayton C. Daley, Jr.      Vice President and Treasurer
David R. Walker            Vice President-Finance
Terry L. Overbey           Secretary and Associate General Counsel


ORGANIZATION CHANGES

The following changes in the senior management of the Company were announced during the past year:

Todd A. Garrett was elected Senior Vice President
Charlotte R. Otto was elected Senior Vice President
Martin J. Nuechtern was elected Group Vice President
Dimitri Panayotopoulos was elected Group Vice President

SHAREHOLDER INFORMATION

If...                                    CONTACT P&G'S SHAREHOLDER SERVICES
- - You need help with your account        OFFICE IN CINCINNATI.
  or if you need automated access        Call: 1-800-742-6253
  to your account                              1-513-983-3034 (outside the U.S.)
- - You're interested in our Certifi-      Write: The Procter & Gamble Company
  cate Safekeeping service                      Shareholder Services Department
- - You need to change an address or              P. O. Box 5572
  discontinue duplicate mailings                Cincinnati, Ohio 45201-5572

- - You want to arrange for direct
  deposit of dividends                   Financial information is available 24
                                         hours a day. Just call 1-800-764-7483.
A stock certificate is lost, stolen
  or destroyed
                                         You can also visit us on the World
You want to participate in our           Wide Web. Our address is www.pg.com
Shareholder Investment Program ...

COMMON STOCK PRICE RANGE AND DIVIDENDS
(Restated for two-for-one stock split effective August 22. 1997)

                            Price Range                           Dividends
                 -----------------------------------         -------------------
                     1996-97              1995-96            1996-97    1995-96
                 ---------------       ---------------       -------------------
Quarter Ended    High        Low       High        Low
- --------------------------------------------------------------------------------
September 30     $48.75     $41.19     $39.25     $33.07     $.225       $.20
December 31       55.50      45.75      44.75      38.25      .225        .20
March 31          64.81      51.81      45.32      40.57      .225        .20
June 30           71.94      56.63      46.94      39.69      .225        .20

CORPORATE HEADQUARTERS

The Procter & Gamble Company
P.O. Box 599
Cincinnati, Ohio 45201-0599


TRANSFER AGENT/SHAREHOLDER SERVICES

The Procter & Gamble Company
Shareholder Services Department
P.O. Box 5572
Cincinnati, Ohio 45701-5572


REGISTRAR

PNC Bank, Ohio, N.A.
P.O. Box 1198
Cincinnati, Ohio 45201-1198


EXCHANGE LISTING

New York, Cincinnati, Amsterdam, Paris, Basle, Geneva, Lausanne, Zurich, Frankfurt, Antwerp, Brussels, Tokyo


SHAREHOLDERS OF COMMON STOCK

There were 242,216 Common Stock shareholders of record, including participants in the Shareholder Investment Program, as of July 18,1997.


FORM 10-K

Beginning October 1997, shareholders may obtain a copy of the Company's 1997 report to the Securities and Exchange Commission on Form 10-K by sending a request to Robert J. Thompson, Manager, Shareholder Services address, or by calling the toll-free number above.


SHAREHOLDERS' MEETING

The next annual meeting of shareholders will be held on Tuesday, October 14, 1997, at the Company's General Office, Two P&G Plaza, Cincinnati, Ohio, 45202. A full transcript of the meeting will be available from Linda D. Rohrer, Assistant Secretary, at a cost of $10. Ms. Rohrer can be reached at One P&G Plaza, Cincinnati, Ohio, 45202-3315.