Form 10-K, Exhibit 13
period 1998-06-30
PROCTER & GAMBLE CO
filed 1998-09-09
CIK 80424

Exhibit (13)
                                  ------------

                Annual Report to Shareholders. (Pages 1-33, 36)


(Top of page 1 - Picture of John E. Pepper with name and title)
John E. Pepper
Chairman and Chief Executive Officer

(Top of page 1 - Picture of Durk I. Jager with name and title)
Durk I. Jager
President and Chief Operating Officer


 ...AND OLEAN IS A VERY BIG IDEA. Maynard Danker, an Iowa farmer, remembers the first day he heard about Olean. "The folks who make Crisco were going to start with soybeans like mine to come up with a new kind of cooking oil. It fries up snacks that are a little healthier, without adding any fat. Makes them taste good, too. That's something that's never been done before." Improving consumers' lives by doing things that have never been done before is what Procter & Gamble is all about. In more than 140 countries around the world, we work to understand what consumers want and need. Then we develop innovative brands to serve those needs - creating new products, new categories and new growth opportunities for our Company. More than 110,000 P&G employees around the world, committed to breakthrough innovation and superior execution, drive our growth. Again this year, we delivered record performance: net earnings of $3.78 billion, up 11%; basic net earnings per common share of $2.74, up 13%; and worldwide net sales of $37.2 billion, up 4% on 6% unit volume growth. These results fueled solid performance in the areas that matter most to you, our shareholders. Over the past three years, we've delivered an average annual Total Shareholder Return
(TSR) of 37%, compared to a TSR of 30% for the S&P 500. And we concluded the 1997/1998 fiscal year by increasing common share dividends 13% to $1.14 - marking the 43rd consecutive year of increased dividend payments.

(Bottom of page 1, right-hand margin -- picture of Maynard Danker sitting on his tractor)

(Middle of pages 2 and 3 -- picture of several people with the caption "WE MAKE EVERY DAY BETTER IN EVERY WAY WE CAN FOR PEOPLE AROUND THE WORLD.")

FASTER, BIGGER INNOVATION
These results are good, yet we can and must do better. In particular, we are not satisfied with our rate of volume and sales growth. We must significantly accelerate our progress if we are to achieve the goals we've reported here in previous years:
         (bullet) To double our business in 10 years, (bullet) To grow shares in categories representing the majority of our volume, and
         (bullet) To remain consistently among the top third of our peer companies in TSR performance.
We know the key is faster, bigger innovation in every part of our business. And we've made important strides in the past year to strengthen our pipeline of innovations on established brands and on new brands entering test market. But there is much more we intend to do. We must bring even better products to more markets with greater speed than ever before. And we must release the untapped power of our organization.

IMPORTANT CHANGES TO ACCELERATE GROWTH
For some time, we've been examining how our organization should evolve, and in the coming weeks, we will announce details of a comprehensive plan to simplify the way we're structured and to strengthen how we operate. The changes, while consistent with the direction in which we've been growing, are significant and will improve our ability to create and build even more profitable leadership brands around the world.
Four changes, in particular, are worth noting here:
         (bullet) We will move from our current regional business units to product-based, global business units - a direction we've been heading since the late 1980s with the start of Global Category Management.
         (bullet) We will strengthen our already-strong, country-based organizations to provide even deeper knowledge of local consumers and stronger partnerships with our customers. These local market organizations will be essential to bringing our product initiatives to consumers with the highest impact possible.
         (bullet) We will create a new Global Business Services organization to support the global business units and the local market organizations. This move will bring together business services that are currently dispersed throughout the organization. It will also help us achieve significant economies of scale, while improving the overall quality and speed of these services.
         (bullet) And finally, we will streamline our corporate staff.
                  We will align many corporate resources with the business units and refocus others on developing the cutting-edge, functional knowledge and innovation important to our future growth and success.
To support these new structural advantages, we are also making important changes in our culture and in our reward system - all to encourage greater speed, innovation and flexibility in the organization. Taken together, we believe these improvements will enable us to build stronger global brands; achieve faster, bigger innovation; produce accelerated business growth; and result in greater satisfaction for our people. These are the kinds of changes we've made throughout P&G's 161-year history - changes always designed to get us closer to consumers and to keep our business growing at a level we - and you - have every right to expect, given the extraordinary caliber of the men and women of Procter & Gamble.

A BIG IDEA
It's been a good year. And we are committed to making the future even better. We owe it to people like Maynard Danker. And we owe it to you, the fellow owners of our Company. We want to ensure that whenever and wherever people see P&G or its brands, they can say to themselves, "Now that's a big idea."

/s/JOHN E. PEPPER                         /s/DURK I. JAGER
John E. Pepper                            Durk I. Jager
Chairman and Chief Executive Officer      President and Chief Operating
                                          Officer
July 30, 1998


Key Brands

Laundry & Cleaning Products
Ace Bleach
Ariel
Bounce
Cascade
Cheer
Dawn
Downy
Fairy
Joy
Lenor
Mr. Clean
Tide

Paper Products
Always/Whisper Bounty
Charmin
Luvs
Pampers
Pampers wipes
Puffs
Tampax
Tempo

Beauty Care Products
Cover Girl
Head & Shoulders
Ivory
Max Factor
Oil of Olay
Old Spice
Pantene Pro-V
Pert Plus
Rejoice
Safeguard
Secret
SK-II
Vidal Sassoon
Zest

Health Care Products
Asacol
Blend-A-Med
Chloraseptic
Crest
Didronel
Macrobid
NyQuil
Pepto-Bismol
Scope
Vicks Formula 44
Vicks VapoRub

Food & Beverage Products
Crisco
Folgers
Hawaiian Punch
Jif
Millstone
Olean
Pringles
Punica
Sunny Delight


(Top of page 4 -- picture of a man, a boy, ThermaCare heatwrap wrapped around a person's back and ThermaCare product) THERMACARE: EASE YOUR PAIN -- WITH WEARABLE HEAT ThermaCare ultra-thin wraps fit comfortably under your clothes for soothing heat that helps relieve pain all day long.

(Bottom of page 4 -- picture of a lady holding a hanger with a blouse hung on it and picture of Dryel product) DRYEL: CARE FOR "DRY CLEAN ONLY" FABRICS -- AT HOME For less than a $1 a garment and about 30 minutes a load, Dryel helps clean and freshen wool, rayon, silk and other "dry clean only" clothes in your home dryer.

(Top of page 5 -- picture of a lady holding the following products: Ritz crackers, Lay's Wow Chips and Pringles Fat Free Chips; Olean logo) OLEAN: ENJOY GREAT-TASTING SNACKS -- WITH LESS FAT Our Crisco people came up with a cooking oil that fries up great-tasting snacks, without adding any fat or a single calorie.

(Middle of page 5 -- caption "NEW TO THE WORLD BRANDS . . .")

(Bottom of page 5 -- picture of a boy and a dog on a couch, 3 pictures of small pieces of fabric with the caption "THE FINE MIST PENETRATES FIBERS, CLEANING AWAY ODORS AS IT EVAPORATES." Picture of Febreze product) FEBREZE: CLEAN BAD SMELLS OUT OF FABRICS -- FOR GOOD Just spray Febreze on furniture, carpets, rugs, car interiors, clothing, even shoes -- and odors trapped in fabrics are gone.

(Top of page 6 -- picture of two babies and Pampers Premium product)
PAMPERS: BREAKTHROUGH TECHNOLOGY ADVANCES BABY SKIN CARE
With its unique Gentle Touch Liner, Pampers has surpassed competition to become the U.S. share leader in premium diapers.

(Middle of page 6 -- caption "NEW TO THE BRAND INNOVATIONS")

(Bottom of page six -- picture of a woman and a man, toothbrush with toothpaste and Crest Extra Whitening Toothpaste product) CREST: BREAKTHROUGH INGREDIENT INTRODUCED IN CREST EXTRA WHITENING Its patented, enamel-safe soft silica helps remove surface stains to let the natural whiteness of your teeth shine through.

(Top of page 7 -- picture of Nelson Watts, M.D., Director, Osteoporosis Program, Emory University, consults with a patient and a picture of Actonel product)
ACTONEL: NEW STANDARD OF CARE FOR PAGET'S DISEASE, THE SECOND MOST COMMON METABOLIC BONE DISORDER FDA approves remission indication with only 1/3 the treatment time of current leading therapies, moving Actonel closer to regulatory submission for osteoporosis.

(Middle or page 7 -- picture of Fairy product)
FAIRY LIQUID: FIRST ANTI-BACTERIAL DISH SOAP IN THE U.K.
Fairy received Royal Institute of Public Health and Hygiene certification for its innovative, germ-killing property that fights cross-contamination.

(Bottom of page 7 -- picture of a lady and Pantene Pro-V Elastesse Hairspray product) PANTENE ELASTESSE: FIRST MAJOR BREAKTHROUGH IN HAIR SPRAY TECHNOLOGY IN OVER 40 YEARS The natural, touchable, flexible hold meets consumer needs and grows our global dollar share to #1.


FINANCIAL RESULTS

(Middle of page 8 -- pictures of Crisco, Tide, Pampers, Pert, Crest, Always and Ariel products with the caption "A TRADITION OF GROWTH THROUGH INNOVATION.")

9        Financial Review

18 Responsibility for the Financial Statements and Report of Independent Accountants

19       Consolidated Financial Statements

24       Notes to Consolidated Financial Statements


FINANCIAL REVIEW

RESULTS OF OPERATIONS

The Company achieved record sales, unit volume and net earnings for the year ended June 30, 1998. Basic net earnings per common share increased 13% to $2.74. Worldwide net earnings for the year were $3.78 billion, an 11% increase over the prior year earnings of $3.42 billion.

(Middle of page 9, left-hand margin -- bar graph showing Net Earnings in Billions of Dollars -- 1996 - 3.0, 1997 - 3.4 and 1998 - 3.8)

     Worldwide net sales for the current year were $37.15 billion, an increase of 4% on worldwide unit volume growth of 6%. The difference between the sales and volume growth rates was primarily due to weaker currencies in Europe and Asia. Excluding these impacts, sales increased 8%.
     Worldwide gross margin for the current year was 43.3% compared to 42.7% in the prior year. The current year improvement reflects cost savings, primarily from the Company's ongoing simplification and standardization program, as ongoing cost savings generated by the program exceeded the net cost to fund current year projects.
     Worldwide marketing, research and administrative expenses were $10.04 billion compared to $9.77 billion in the prior year. This equates to 27.0% of sales, compared with 27.3% in the prior year. The 3% increase in total spending was primarily due to increased marketing support behind new brands, such as Tampax and Fat Free Pringles, and the expansion of existing brands into new markets.
     Operating income grew 10%, primarily reflecting sales growth and cost-control efforts. The Company's net earnings margin increased from 9.5% to 10.2%, the highest level in 57 years.
     Interest expense increased 20% to $548 million on increased debt, due mainly to acquisitions. Other income, net, which consists primarily of interest and investment income, contributed $201 million in the current year. In the prior year, other income, net, was $218 million.
     The Company's effective tax rate for the year was 33.8% compared to 34.9% in the prior year. The decline reflects the benefits of lower tax rates in Europe, increased research and development tax credits in North America, and continued emphasis on effective tax planning.
     In 1997, the Company completed its $2.4 billion restructuring program started in 1993, with annual cost savings in excess of $600 million after tax. The Company is continuing an ongoing program of simplification and standardization, which includes projects to consolidate selected manufacturing facilities, re-engineer manufacturing and distribution processes, redesign organizations, simplify product line-ups and divest non-strategic brands and assets. This program did not have a significant impact on 1998 net earnings, as the aggregate pre-tax cost of projects was offset by gains on sales of non-strategic brands and other assets. The net cost of these activities in 1997 was offset by increased licensing activity in the Health Care sector.

(Middle of page 9, right-hand margin -- bar graph showing Net Sales in Billions of Dollars -- 1996 - 35.3, 1997 - 35.8 and 1998 - 37.2)

(Bottom of page 9, right-hand margin -- picture of Crisco product with caption "1911: FIRST ALL-VEGETABLE SHORTENING")

The following provides perspective on the year ended June 30, 1997 versus the prior year:

     Worldwide net earnings increased 12% to $3.42 billion in 1997. Net earnings for 1996 were $3.05 billion and included the settlement of the Bankers Trust lawsuit, profit from the sale of the Company's share of a health care joint venture, a reserve for estimated losses on a supply agreement entered into as part of the previous divestiture of the commercial pulp business, and adoption of FASB Statement No. 121 covering recognition of impairment of long-lived assets. If these items had been excluded from 1996 earnings, the growth rate for the year ended June 30, 1997 would have been 13%.

(Middle of page 10, left-hand margin -- bar graph showing Net Earnings Margin % -- 1996 - 8.6%, 1997 - 9.5% and 1998 - 10.2%)

     Worldwide net sales in 1997 were $35.76 billion, up 1% from the prior year on unit volume growth of 3%. The difference between sales and volume growth rates was primarily due to weaker currencies in Europe and Asia.
     Worldwide gross margin increased to 42.7% from 40.7% in 1996, reflecting cost savings from the Company's simplification and standardization efforts and the continuing benefits of the restructuring project initiated in 1993.
     Worldwide marketing, research and administrative expenses were 27.3% of sales compared with 27.0% in 1996, primarily due to increases in advertising and research.

(Bottom of page 10, left-hand margin -- picture of Tide product with caption "1946: FIRST HEAVY-DUTY SYNTHETIC LAUNDRY DETERGENT)

     Other income, net, was $218 million in 1997. In 1996, other income, net, was $338 million and included a $120 million benefit from reversing the reserve for two interest rate swap contracts following settlement of a lawsuit against Bankers Trust; a $185 million gain on the sale of the Company's 50% share of a health care joint venture to its venture partner; and a $230 million charge to increase the reserve for estimated losses on a supply agreement entered into as part of the previous sale of the Company's commercial pulp business.

(Middle of page 10, right-hand margin -- bar graph showing Total Shareholder Return Relative to S&P 500 -- Past 10 Years - Procter & Gamble - 26.8% and S&P 500 - 18.0%, Past 5 Years - Procter & Gamble - 31.5% and S&P 500 - 22.7% and Past 3 Years - Procter & Gamble - 37.0% and S&P 500 - 29.7%)

     Net earnings margin increased to 9.5% in 1997 from 8.6% in 1996, reflecting unit volume growth and continued emphasis on cost control through the Company's simplification and standardization program.

FINANCIAL CONDITION

Cash flow from operations was $4.89 billion, $5.88 billion and $4.16 billion in 1998, 1997 and 1996, respectively. Operating cash flow provided the primary source of funds to finance operating needs, capital expenditures and the share repurchase programs. Operating cash flow, combined with additional borrowings, provided the primary source of funds to finance current year acquisitions.
     Cash and cash equivalents decreased $801 million in the current year to $1.55 billion, primarily due to acquisitions and increased capital expenditures.
     Capital expenditures were $2.56 billion in 1998, $2.13 billion in 1997, and $2.18 billion in 1996. Current year expenditures included capacity expansions in the paper and food businesses, primarily in tissue and towel and snacks. Capital expenditures are expected to increase during the upcoming year, reflecting planned capacity increases and technological advances, primarily in the paper and laundry businesses.
     Net cash used for acquisitions completed during 1998 totaled $3.27 billion, the highest level in the Company's history. Acquisitions were largely concentrated in paper businesses, and included Tambrands, Inc. and its global leading brand, Tampax, the Loreto y Pena paper company in Mexico, and the Ssangyong Paper Company in Korea. The Company also increased ownership of various ventures in Asia and Latin America. Current year acquisitions were funded through a combination of existing cash balances and the issuance of debt. Net cash used for acquisition activities in 1997 and 1996 totaled $150 million and $358 million, respectively. The Company continued to divest certain non-strategic brands in 1998 in order to focus organizational resources on the Company's core businesses. The proceeds from these sales, the most significant of which was Duncan Hines, and other asset sales, generated $555 million in cash flow in the current year, compared to $520 million and $402 million in 1997 and 1996, respectively.

(Middle of page 11, left-hand margin -- bar graph showing Operating Cash Flow in Billions of Dollars -- 1996 - 4.2, 1997 - 5.9 and 1998 - 4.9)

     The Company initiated a share repurchase program in 1995 which authorized the Company to purchase shares annually to mitigate the dilutive impact of management compensation programs. The Company also initiated discretionary buy-back programs to repurchase additional outstanding shares of up to $1 billion per year during 1997 and 1998, in addition to purchases made under the 1995 program. Current year purchases under the repurchase programs totaled $1.93 billion compared to $1.65 billion in the prior year. The Company has announced plans to increase and accelerate its discretionary share repurchase programs in 1999 beyond its previous annual target of $1 billion.
     Common share dividends grew 12% to $1.01 per share in 1998, compared to $.90 and $.80 in 1997 and 1996, respectively. For the coming year, the annual dividend rate will increase to $1.14 per common share, marking the forty-third consecutive year of increased common share dividend payments. Total dividend payments, to both common and preferred shareholders, were $1.46 billion, $1.33 billion and $1.20 billion in 1998, 1997 and 1996, respectively. Total debt was up $3.06 billion to $8.05 billion, primarily due to the issuance of commercial paper to fund current year acquisitions. Long-term borrowing available under the Company's shelf registration statement filed in 1995, as amended in July 1997, was $2.0 billion at June 30, 1998. Additionally, the Company has the ability to issue commercial paper at favorable rates.

(Middle of page 11, right-hand margin -- pie chart showing Net Sales by Geographic Region in Billions of Dollars -- North America - 18.5, Europe, Middle East and Africa - 11.8, Asia - 3.5, Latin America - 2.6 and Corporate - 0.8)

The following pages provide perspective on the Company's geographic operating segments. Geographic segments exclude corporate items, most notably certain financing and employee benefit costs, goodwill amortization, segment eliminations and projects related to the Company's simplification and standardization program.

(Bottom of page 11, right-hand margin -- picture of Crest product with captin "1955: FIRST FLUORIDE TOOTHPASTE CLINICALLY PROVEN TO PREVENT CAVITIES")

NORTH AMERICA REGION

The North America region continued to deliver solid progress, achieving record sales, unit volume and net earnings.
     Net sales for the year were $18.46 billion, an increase of 5% from the prior year level of $17.63 billion, on unit volume growth of 4%.
     Net earnings for the region were up 10% to $2.47 billion. The region achieved this earnings growth through increased unit volume, a continued focus on cost control through simplification and standardization, and a lower tax rate, primarily related to increased research and development tax credits, partially offset by increased spending on product initiatives. Prior year net earnings were $2.25 billion, which represented a 15% increase over 1996. Net earnings margin for the region was 13.4%, compared to 12.8% and 11.3% in 1997 and 1996, respectively.

(Middle of page 12, left-hand margin -- bar graph showing North America Net Sales in Billions of Dollars -- 1996 - 17.2, 1997 - 17.6 and 1998 - 18.5)

     The Paper sector led the region's current year volume progress, generating 10% unit volume growth versus the prior year and delivering over half of the region's total unit volume increase. This unit volume growth was achieved behind the strength of the feminine protection business, driven by the Tambrands acquisition; diapers, due to initiative programs; and tissue and towel, as a result of prior year capacity increases. The Paper sector also led the region's profit improvements, driven by volume growth, increased pricing in tissue and towel, and cost reduction from the ongoing simplification and standardization program. In the prior year, operating results were driven by the diaper category, behind the acquisition of baby wipes and the introduction of Pampers Baby-Dry, and by tissue and towel capacity increases.
     The Laundry and Cleaning sector was also a strong contributor to the region's current year unit volume progress, with a 3% increase over a strong prior year base period. The volume gains were driven by laundry, which also contributed heavily to the sector's earnings progress, and by fabric conditioners.

(Middle of page 12, right-hand margin -- bar graph showing North America Net Earnings in Millions of Dollars -- 1996 - 1,953, 1997 - 2,253 and 1998 - 2,474)

     The Food and Beverage sector achieved 1% unit volume growth in the current year, despite reduced coffee volumes resulting from commodity-based price increases and the sale of Duncan Hines. The snacks category posted the highest increase, behind the launch of Fat Free Pringles. The sector's earnings were negatively impacted by the loss of profit contribution from Duncan Hines, and by investments in new initiatives. In 1997, unit volume growth was led by the snacks category, which achieved double-digit growth behind new production capacity.
     Unit volume in the Beauty Care sector grew 2% during the year, led by hair care and deodorants. Net earnings for the sector increased over a strong prior year base, driven by the skin care and personal cleansing and the cosmetics and fragrances categories. Earnings growth declined from the double-digit increases of prior years, due to intense competition in hair care and deodorants, and increased investments in the development of future product initiatives.

(Bottom of page 12, left-hand margin -- picture of Comet product with caption "1956: FIRST SCOURING CLEANSER WITH EFFECTIVE BLEACHING")

     Unit volume in the Health Care sector was down 1%, as volume softness caused by intense competitive activity in oral care was partially offset by improved volume in the pharmaceuticals category. The sector's unit volume posted a 3% decline in 1997 compared to 1996. Earnings declined in 1998, as the sector continued to invest in research and development, primarily in pharmaceuticals, and in marketing support in the highly competitive oral care category. The sector will continue to invest heavily in research and development, with a pipeline for launching new pharmaceutical drugs in the coming years and a renewed focus on future innovations in other health care products.

EUROPE, MIDDLE EAST AND AFRICA REGION

Record unit volume, sales and earnings in the Europe, Middle East and Africa region were driven by continued expansion into developing markets, increased pricing, cost improvements and lower tax rates.
     Net sales grew 2% to $11.84 billion, on 8% unit volume growth. Excluding the effects of unfavorable exchange rates, primarily in Western Europe, sales grew 10%, ahead of volume. During the prior year, sales increased 1% to $11.59 billion, which trailed the 7% unit volume growth rate due to unfavorable exchange rates.

(Bottom of page 13, left-hand margin -- bar graph showing Europe, Middle East and Africa Net Sales in Billions of Dollars -- 1996 - 11.5, 1997 - 11.6 and 1998
- 11.8)

     The region's net earnings progress continued in the current year, growing 14% to $1.09 billion. Net earnings in 1997 were $956 million, a 21% increase over 1996. Current year earnings growth was driven by the region's volume growth, continued efforts to reduce cost via simplification and standardization and lower tax rates, partially offset by negative exchange impacts. The net earnings margin progress also continued in the current year to 9.2%, from 8.3% and 6.9%, in 1997 and 1996, respectively.
     Central and Eastern Europe led the region's unit volume growth, with a 25% increase, driven by growth in emerging markets. This follows a 42% growth rate in 1997. Earnings increased as a result of unit volume growth, reduced costs and economies of scale, partially offset by continued investment in new product initiatives and new markets to facilitate future growth.

(Middle of page 13, right-hand margin -- bar graph showing Europe, Middle East and Africa Net Earnings in Millions of Dollars -- 1996 - 793, 1997 - 956 and 1998 - 1,092)

     Middle East and Africa, which includes the region's snack business, increased unit volume 18% over the prior year base period, which also generated a double-digit increase over 1996. Unit volume progress was broadly based across countries and key categories, led by increased snack sales.
     Western Europe unit volume increased 2%, reflecting the net impact of the Tambrands acquisition and the divestiture of non-strategic local brands, primarily in health and beauty care. Net earnings increased well above volume growth, due to cost savings, primarily in laundry and cleaning products, and lower tax rates, partially offset by increased spending to promote new brand launches.

(Bottom of page 13, right-hand margin -- picture of Head & Shoulders product with caption "1961: FIRST PLEASANT-TO-USE SHAMPOO EFFECTIVE AGAINST DANDRUFF"

ASIA REGION

The Asia region was negatively impacted by a general market contraction caused by the currency and economic crises in Korea and the ASEAN countries (Thailand, Malaysia, Philippines, Indonesia and Singapore) and the continuing economic recession in Japan.
     Net sales for the region were $3.45 billion, 3% below the prior year on 4% unit volume growth. Current year volume growth was driven by acquisitions, including Ssangyong, a paper business in Korea, and increased ownership of a venture in China, which more than offset volume declines in the rest of the region. Net sales lagged volume growth as the impact of improved pricing and product mix were more than offset by the impact of unfavorable exchange rate movements. Excluding adverse exchange effects, sales grew 10%, primarily due to pricing aimed at recovering the currency devaluation effects. In the prior year, net sales declined 8% to $3.57 billion on a 7% unit volume decline. Excluding exchange effects in 1997, sales were down 2% versus 1996.

(Middle of page 14, left-hand margin -- bar graph showing Asia Net Sales in Billions of Dollars -- 1996 - 3.9, 1997 - 3.6 and 1998 - 3.5)

     The region's net earnings were $174 million, a 37% decrease from the prior year. Current year earnings were impacted by lower sales, increased investment in new product initiatives and the currency crisis. The prior year net earnings of $275 million represented a 1% increase over 1996. Net earnings margin for the current year was 5.0%, compared to 7.7% in 1997 and 7.0% in 1996. The 1998 margin decline reflects lower sales, exchange impacts and initiative investments.
     Greater China's unit volume was up 6% versus the prior year. Volume increases were driven by increased ownership of a joint venture. Net earnings were higher as the impact of increased volume was partially offset by unfavorable sales mix and investment behind new product introductions.

(Bottom of page 14, left-hand margin -- picture of Pampers product with the caption "1961: FIRST SUCCESSFUL, MASS-MARKETED DISPOSABLE DIAPER)

     In Japan, unit volume was relatively flat, reflecting the continued depressed state of the Japanese economy. Despite the economic troubles, the Company continued to invest in new product initiatives and was successful in increasing market shares during the second half of the year. Net earnings were lower due to unfavorable sales mix, investment in new products and the weakened yen.

(Middle of page 14, right-hand margin -- bar graph showing Asia Net Earnings in Millions of Dollars -- 1996 - 273, 1997 - 275 and 1998 - 174)

     The balance of Asia was positively impacted by the acquisition of the Ssangyong Paper Company in Korea. The increased volume in Korea resulting from this acquisition more than offset volume declines brought about by the economic crisis. Earnings, however, declined as a result of the currency crisis.
     The Asian markets are expected to remain weak through at least fiscal 1999. Because the Asia region accounted for less than 10% of the Company's total sales and 5% of the Company's total earnings in fiscal 1998, the economic situation is not expected to be significant to the Company's overall growth rate for the coming year. While the region is expected to recover from these difficulties, the depth and duration of the economic effects are still uncertain.

LATIN AMERICA REGION

Latin America continued its positive trends in net sales and net earnings, with current year results being driven by acquisitions and the continued strengthening in Mexico and Venezuela.
     Net sales in the region grew 14% to $2.64 billion on 12% unit volume growth, as pricing outpaced the negative impact of currency devaluation. Volume gains resulted from the acquisition of Loreto y Pena, a paper company in Mexico, the buy-out of a paper joint venture in the Southern Cone (Brazil, Argentina, Chile), the prior year acquisition of a laundry and cleaning business in Brazil, and the strengthening of the base business in Mexico, Venezuela and Argentina. In the prior year, sales for the region grew 6% to $2.31 billion, while unit volume was down 2%, reflecting inflation-driven pricing action. In Mexico, the Company's largest operation in the region, business results were strong. Unit volume increased 16%, behind the acquisition of the Loreto y Pena paper company and a general economic recovery in the market.

(Top of page 15, left-hand margin -- bar graph showing Latin America Net Sales in Billions of Dollars - 1996 - 2.2, 1997 - 2.3 and 1998 - 2.6)

     Net earnings for the region were $274 million, a 7% increase. Current year earnings lagged behind sales growth due to increased investment to support brand expansion in the Southern Cone. Excluding these geographies, the balance of the region's earnings grew in double digits. Prior year net earnings were $256 million, a 17% increase over 1996. Net earnings margin for the current year was 10.4% compared to 11.1% and 10.1% in 1997 and 1996, respectively, reflecting initiative investments.

(Bottom of page 15, left-hand margin -- bar graph showing Latin America Net Earnings in Millions of Dollars -- 1996 - 219, 1997 - 256 and 1998 - 274)

     Prior to January 1, 1998, both Brazil and Peru were highly inflationary economies, and accordingly, the results of the Company's subsidiaries in Brazil and Peru were measured using the United States dollar as their functional currency. Effective January 1, 1998, neither Brazil nor Peru qualified as a highly inflationary economy. The impact of this change was not material.

HEDGING AND DERIVATIVE FINANCIAL INSTRUMENTS

The Company is exposed to market risk, including changes in interest rates, currency exchange rates and commodity prices. To manage the volatility relating to these exposures on a consolidated basis, the Company nets the exposures to take advantage of natural offsets and enters into various derivative transactions for the remaining exposures pursuant to the Company's policies in areas such as counterparty exposure and hedging practices. The financial impacts of these hedging instruments are offset by corresponding changes in the underlying exposures being hedged. The Company does not hold or issue derivative financial instruments for trading purposes. Note 5 to the consolidated financial statements includes a discussion of the Company's accounting policies for financial instruments.
     Derivative positions are monitored using techniques including market value, sensitivity analysis and a value at risk model. The tests for interest rate and currency rate exposures discussed below are based on a variance/co-variance value at risk model using a one-year horizon and a 95% confidence level. The model assumes that financial returns are normally distributed and approximates the financial return for options and other non-linear instruments. The model also reflects the impact of correlation and diversification from holding multiple currency and interest rate instruments. Estimates of volatility and correlations of market factors are drawn from the JP Morgan RiskMetrics(trademark) dataset as of June 30, 1998. In cases where data is unavailable in RiskMetrics(trademark), a reasonable approximation is included. The effect of these estimates did not significantly change the total value at risk.
     The Company's market risk exposures relative to interest and currency rates, as discussed below, have not changed materially versus the previous reporting period. In addition, the Company is not aware of any facts or circumstances that would significantly impact such exposures in the near-term.

(Bottom of page 15, right-hand margin -- picture of Ariel product with caption "1967: FIRST MASS-MARKETED LAUNDRY DETERGENT WITH ENZYMES FOR PRESOAKING AND WASHING")

INTEREST RATE EXPOSURE

Interest rate swaps are used to hedge underlying debt obligations. Certain currency interest rate swaps are designated to hedge the foreign currency exposure of the Company's related foreign net investments.
     Based on the Company's overall interest rate exposure as of and during the year ended June 30, 1998, including derivative and other interest rate sensitive instruments, a near-term change in interest rates, within a 95% confidence level based on historical interest rate movements, would not materially affect the consolidated financial position, results of operations or cash flows.

CURRENCY RATE EXPOSURES
The Company manufactures and sells its products in a number of countries throughout the world and, as a result, is exposed to movements in foreign currency exchange rates. The major foreign currency exposures involve the markets in Western Europe, Mexico and Canada. The primary purpose of the Company's foreign currency hedging activities is to protect against the volatility associated with foreign currency purchases of materials and other assets and liabilities created in the normal course of business. Corporate policy prescribes the range of allowable hedging activity. The Company primarily utilizes forward exchange contracts and purchased options with durations of generally less than 12 months.
     In addition, the Company enters into foreign currency swaps to hedge intercompany financing transactions, and utilizes purchased foreign currency options with durations of generally less than 18 months and forward exchange contracts to hedge against the effect of exchange rate fluctuations on royalties and foreign source income.
     Based on the Company's overall currency rate exposure as of and during the year ended June 30, 1998, including derivative and other foreign currency sensitive instruments, a near-term change in currency rates, within a 95% confidence level based on historical currency rate movements, would not materially affect the consolidated financial position, results of operations or cash flows.

(Bottom of page 16, left-hand margin -- picture of Pringles product with caption "1968: FIRST UNIFORMLY SHAPED, STACKABLE POTATO CHIP")

COMMODITY PRICE EXPOSURE
Raw materials used by the Company are subject to price volatility caused by weather, supply conditions and other unpredictable factors. The Company uses futures and options contracts, primarily in food and beverage products, to manage the volatility related to certain of these exposures. Gains and losses relating to qualifying hedges of firm commitments or anticipated inventory transactions are deferred in prepaid expenses and are included in the basis of the underlying transactions. Commodity hedging activity is not material to the Company's consolidated financial position, results of operations or cash flows.

ORGANIZATION 2005
The Company is currently designing Organization 2005, a realignment of the organization structure, work processes and culture to accelerate growth and innovation. While the details are not final, the design will likely include:
     (bullet) A move from current geographic business units to product-based
              Global Business Units (GBUs).
     (bullet) The further strengthening of country-based organizations to provide even greater focus on deep local level consumer and customer knowledge.
     (bullet) The establishment of centers of excellence for key administrative, logistics and support functions.
     (bullet) Changes in the culture and reward systems to encourage greater speed, innovation and flexibility.
     The nature, timing and implications related to this design change have not yet been determined. The Company expects to finalize plans and to make available further details of the Organization 2005 changes in Fall 1998.

YEAR 2000
The Company has developed plans to address the possible exposures related to the impact on its computer systems of the Year 2000. Key financial, information and operational systems, including equipment with embedded microprocessors, have been inventoried and assessed, and detailed plans are in place for the required systems modifications or replacements. Progress against these plans is monitored and reported to management and to the Audit Committee of the Board of Directors on a regular basis. Implementation of required changes to critical systems is expected to be completed during fiscal 1999. Testing and certification of critical systems, which includes review of documented remediation work and test results by technical experts, key users and a central project team, is expected to be successfully completed by December 31, 1999. In addition, the Company's Internal Controls organization plans to review the testing and certification process and observe the testing of selected critical systems in each region.

Critical Systems Description

                                % of Applications Year 2000 Compliant
                             --------------------------------------------
                             Actual as of      Planned          Planned
                             June 1998         December 1998    June 1999
-------------------------------------------------------------------------
Critical manufacturing,
  operating and
  control systems                44%               90%            100%
All other critical systems       56%              100%            100%

     Incremental costs, which include contractor costs to modify existing systems and costs of internal resources dedicated to achieving Year 2000 compliance, are charged to expense as incurred. Costs are expected to total approximately $100 million, of which 34% has been spent to date.
     The Company is also in contact with suppliers and customers to assess the potential impact on operations if key third parties are not successful in converting their systems in a timely manner. Risk assessment, readiness evaluation, action plans and contingency plans related to these third parties are expected to be completed by December 1998.
     The Company's risk management program includes emergency backup and recovery procedures to be followed in the event of failure of a business-critical system. These procedures will be expanded to include specific procedures for potential Year 2000 issues. Contingency plans to protect the business from Year 2000-related interruptions are being developed. These plans will be complete by June 1999 and will include, for example, development of backup procedures, identification of alternate suppliers and possible increases in safety inventory levels.
     The Company is taking reasonable steps to prevent major interruptions in the business due to Year 2000 issues. The effect, if any, on the Company's results of operations if the Company, its customers or its suppliers are not fully Year 2000 compliant is not reasonably estimable. The Company believes its global presence and broad-based manufacturing capability help mitigate the risk.

FORWARD-LOOKING STATEMENT
The Company has made and will make certain forward-looking statements in the Annual Report and in other contexts relating to volume growth, increases in market shares, Year 2000 compliance, financial goals and cost reduction, among others.
     These forward-looking statements represent challenging goals for the Company and are based on certain assumptions and estimates regarding the worldwide economy, technological innovation, competitive activity, pricing, currency movements, product introductions, governmental action and the development of certain markets. Among the key factors necessary to achieve the Company's goals are: (1) the achievement of lower costs and increases in reliability and capacity utilization, resulting from simplification and standardization; (2) the ability to improve results despite high levels of competitive activity and the economic downturn in Asia; (3) the successful implementation of ECR and the ability to maintain key customer relationships in important developed markets; (4) the continuation of substantial growth in significant developing markets such as China, Mexico, Brazil and the countries of Central and Eastern Europe; (5) obtaining successful outcomes in regulatory, tax and legal matters; (6) the ability to continue technological innovation; and
(7) the timely resolution of the Year 2000 issue by the Company and its customers and suppliers. If the Company's assumptions and estimates are incorrect or do not come to fruition, or if the Company does not achieve all of these key factors, then the Company's actual performance could vary materially from the forward-looking statements made herein.

(Bottom of page 17, right-hand margin -- picture of Bounce product with caption "1972: FIRST EFFECTIVE DRYER-ADDED FABRIC SOFTENER ")


RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

Consolidated financial statements and financial information included in this report are the responsibility of Company management. This includes preparing the statements in accordance with generally accepted accounting principles and necessarily includes estimates based on management's best judgments.
     To help insure the accuracy and integrity of Company financial data, management maintains internal controls designed to provide reasonable assurance that transactions are executed as authorized and accurately recorded and that assets are properly safeguarded. These controls are monitored by an ongoing program of internal audits. These audits are supplemented by a self-assessment program that enables individual organizations to evaluate the effectiveness of their controls. Careful selection of employees and appropriate divisions of responsibility are designed to achieve control objectives. The Company's "Worldwide Business Conduct Manual" sets forth management's commitment to conduct its business affairs with the highest ethical standards.
     Deloitte & Touche LLP, independent public accountants, have audited and reported on the Company's consolidated financial statements. Their audits were performed in accordance with generally accepted auditing standards.
     The Board of Directors, acting through its Audit Committee composed entirely of outside directors, oversees the adequacy of internal controls. The Audit Committee meets periodically with representatives of Deloitte & Touche LLP and internal financial management to review internal control, auditing and financial reporting matters. The independent auditors and the internal auditors also have full and free access to meet privately with the Audit Committee.

/S/JOHN E. PEPPER                              /S/ERIK G. NELSON
John E. Pepper                                 Erik G. Nelson
Chairman and Chief Executive                   Chief Financial Officer


REPORT OF INDEPENDENT ACCOUNTANTS

Deloitte & Touche LLP
250 East Fifth Street
Cincinnati, Ohio 45202

To the Board of Directors and Shareholders of The Procter & Gamble Company:

We have audited the accompanying consolidated balance sheets of The Procter & Gamble Company and subsidiaries as of June 30, 1998 and 1997 and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the three years in the period ended June 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at June 30, 1998 and 1997 and the results of its operations and cash flows for each of the three years in the period ended June 30, 1998, in conformity with generally accepted accounting principles.

/S/DELOITTE & TOUCHE LLP
July 30, 1998


CONSOLIDATED STATEMENTS OF EARNINGS

                                                      Years Ended June 30
                                                     ----------------------
Amounts in Millions Except Per Share Amounts         1998     1997     1996
==============================================================================
NET SALES                                            $37,154  $35,764  $35,284
Cost of products sold                                 21,064   20,510   20,938
Marketing, research and administrative expenses       10,035    9,766    9,531
                                                     -------------------------
OPERATING INCOME                                       6,055    5,488    4,815
Interest expense                                         548      457      484
Other income, net                                        201      218      338
                                                     -------------------------
EARNINGS BEFORE INCOME TAXES                           5,708    5,249    4,669
Income taxes                                           1,928    1,834    1,623
                                                     -------------------------
NET EARNINGS                                         $ 3,780  $ 3,415  $ 3,046
                                                     =========================

BASIC NET EARNINGS PER COMMON SHARE                    $2.74    $2.43    $2.14
DILUTED NET EARNINGS PER COMMON SHARE                  $2.56    $2.28    $2.01
DIVIDENDS PER COMMON SHARE                             $1.01    $ .90    $ .80
                                                     =========================

See accompanying Notes to Consolidated Financial Statements.

(Bottom of page 19, right-hand margin -- picture of Dawn product with caption "1972: FIRST DISHWASHING LIQUID WITH GREASE-CUTTING SUPERIORITY ")


CONSOLIDATED BALANCE SHEETS

                                                               June 30
                                                           ----------------
Amounts in Millions Except Per Share Amounts               1998     1997
===========================================================================
ASSETS
CURRENT ASSETS
Cash and cash equivalents                                  $ 1,549  $ 2,350
Investment securities                                          857      760
Accounts receivable                                          2,781    2,738
Inventories
   Materials and supplies                                    1,225    1,131
   Work in process                                             343      228
   Finished goods                                            1,716    1,728
Deferred income taxes                                          595      661
Prepaid expenses and other current assets                    1,511    1,190
                                                           ----------------
TOTAL CURRENT ASSETS                                        10,577   10,786

PROPERTY, PLANT AND EQUIPMENT
Buildings                                                    3,660    3,409
Machinery and equipment                                     15,953   14,646
Land                                                           539      570
                                                           ----------------
                                                            20,152   18,625
Accumulated depreciation                                    (7,972)  (7,249)
                                                           ----------------
TOTAL PROPERTY, PLANT AND EQUIPMENT                         12,180   11,376

GOODWILL AND OTHER INTANGIBLE ASSETS
Goodwill                                                     7,023    3,915
Trademarks and other intangible assets                       1,157    1,085
                                                           ----------------
                                                             8,180    5,000
Accumulated amortization                                    (1,169)  (1,051)
                                                           ----------------
TOTAL GOODWILL AND OTHER INTANGIBLE ASSETS                   7,011    3,949

OTHER NON-CURRENT ASSETS                                     1,198    1,433
                                                           ----------------
TOTAL ASSETS                                               $30,966  $27,544
                                                           ================

See accompanying Notes to Consolidated Financial Statements.

(Bottom of page 20, left-hand margin -- picture of Luvs product with caption "1975: FIRST CONTOUR-SHAPED DIAPER ")

                                                               June 30
                                                           ----------------
Amounts in Millions Except Per Share Amounts               1998     1997
===========================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable                                           $ 2,051  $ 2,203
Accrued and other liabilities                                3,942    3,802
Taxes payable                                                  976      944
Debt due within one year                                     2,281      849
                                                           ----------------
TOTAL CURRENT LIABILITIES                                    9,250    7,798

LONG-TERM DEBT                                               5,765    4,143
DEFERRED INCOME TAXES                                          428      559
OTHER NON-CURRENT LIABILITIES                                3,287    2,998
                                                           ----------------
TOTAL LIABILITIES                                           18,730   15,498
                                                           ----------------


SHAREHOLDERS' EQUITY
Convertible Class A preferred stock,
  stated value $1 per share
  (600 shares authorized)                                    1,821    1,859
Non-Voting Class B preferred stock,
  stated value $1 per share (200 shares
  authorized; none issued)                                     -         -
Common stock, stated value $1 per share
  (5,000 shares authorized; shares outstanding:
  1998-1,337.4 and 1997-1,350.8)                             1,337    1,351
Additional paid-in capital                                     907      559
Reserve for employee stock ownership plan
  debt retirement                                           (1,616)  (1,634)
Accumulated other comprehensive income                      (1,357)    (819)
Retained earnings                                           11,144   10,730
                                                           ----------------
TOTAL SHAREHOLDERS' EQUITY                                  12,236   12,046
                                                           ----------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                 $30,966  $27,544
                                                           ================

(Bottom of page 21, right-hand margin -- picture of Didronel product with caption "DIDRONEL, THE FIRST GLOBAL OSTEOPOROSIS DRUG ")


CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                                                                        Accumulated                           Total
Dollars in                   Common                        Additional   Reserve for           Other                         Compre-
Millions/Shares              Shares   Common   Preferred      Paid-in     ESOP Debt   Comprehensive   Retained              hensive
in Thousands            Outstanding    Stock       Stock      Capital    Retirement          Income   Earnings   Total       Income
===================================================================================================================================
BALANCE JUNE 30, 1995     1,373,148   $1,373      $1,913         $129      $(1,734)             $65     $8,843   $10,589
                        -----------   ------   ---------   ----------   -----------   -------------   --------   -------
Net earnings                                                                                             3,046     3,046     $3,046
Other comprehensive
 income:
  Currency translation,
    net of $80 tax                                                                             (483)                (483)      (483)
  Other, net of tax                                                                               1                    1          1
  Reclassifications to
    net earnings                                                                                 (1)                  (1)        (1)
                                                                                                                             ------
  Total comprehensive
    income                                                                                                                   $2,563
                                                                                                                             ======
Dividends to share-
 holders:
  Common                                                                                                (1,099)   (1,099)
  Preferred, net of
    tax benefit                                                                                           (103)     (103)
Treasury purchases          (10,468)     (10)                                                             (422)     (432)
Employee plan issuances       6,514        6                      140                                                146
Preferred stock
 conversions                  1,952        2         (27)          25                                                  0
ESOP debt guarantee
 reduction                                                                      58                                    58
                        -----------   ------   ---------   ----------   -----------   -------------   --------   -------
BALANCE JUNE 30, 1996     1,371,146    1,371       1,886          294       (1,676)            (418)    10,265    11,722
                        -----------   ------   ---------   ----------   -----------   -------------   --------   -------
Net earnings                                                                                             3,415     3,415     $3,415
Other comprehensive
 income:
  Currency translation,
    net of $38 tax                                                                             (416)                (416)      (416)
  Other, net of tax                                                                              13                   13         13
  Reclassifications to
    net earnings                                                                                  2                    2          2
                                                                                                                             ------
  Total comprehensive
    income                                                                                                                   $3,014
                                                                                                                             ======
Dividends to share-
 holders:
  Common                                                                                                (1,225)   (1,225)
  Preferred, net of
    tax benefit                                                                                           (104)     (104)
Treasury purchases          (30,875)     (31)                                                           (1,621)   (1,652)
Employee plan issuances       8,801        9                      240                                                249
Preferred stock
  conversions                 1,771        2         (27)          25                                                  0
E0SOP debt guarantee
  reduction                                                                     42                                    42
                        -----------   ------   ---------   ----------   -----------   -------------   --------   -------
BALANCE JUNE 30, 1997     1,350,843    1,351       1,859          559       (1,634)            (819)    10,730    12,046
                        -----------   ------   ---------   ----------   -----------   -------------   --------   -------
Net earnings                                                                                             3,780     3,780     $3,780
Other comprehensive
 income:
  Currency translation,
    net of $25 tax                                                                             (537)                (537)      (537)
  Other, net of tax                                                                              (1)                  (1)        (1)
                                                                                                                             ------
  Total comprehensive
    income                                                                                                                   $3,242
                                                                                                                             ======
Dividends to share-
 holders:
  Common                                                                                                (1,358)   (1,358)
  Preferred, net of
    tax benefit                                                                                           (104)     (104)
Treasury purchases          (24,716)     (25)                                                           (1,904)   (1,929)
Employee plan issuances       8,777        9                      312                                                321
Preferred stock
  conversions                 2,557        2         (38)          36                                                  0
ESOP debt guarantee
  reduction                                                                     18                                    18
                        -----------   ------   ---------   ----------   ----------   --------------   --------   -------
BALANCE JUNE 30, 1998     1,337,461   $1,337      $1,821         $907      $(1,616)         $(1,357)   $11,144   $12,236
                        ===========   ======   =========   ==========   ==========   ==============   ========   =======

See accompanying Notes to Consolidated Financial Statements.

(Bottom of page 22, left-hand margin -- picture of Bounty product with caption "1985: SUPERIOR PAPER-MAKING TECHNOLOGY YIELDS STRONGER, MORE ABSORBENT PAPER TOWELS")


CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                                   Years Ended June 30
                                                                 ------------------------
Amounts in Millions                                              1998     1997     1996
=========================================================================================
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                     $2,350   $2,074   $2,028
OPERATING ACTIVITIES
Net earnings                                                      3,780    3,415    3,046
Depreciation and amortization                                     1,598    1,487    1,358
Deferred income taxes                                              (101)     (26)     328
Change in accounts receivable                                        42        8       17
Change in inventories                                              (229)     (71)     202
Change in accounts payable, accrued and other liabilities            (3)     561     (948)
Change in other operating assets and liabilities                    (65)     503     (134)
Other                                                              (137)       5      289
                                                                 ------   ------   ------
TOTAL OPERATING ACTIVITIES                                        4,885    5,882    4,158
INVESTING ACTIVITIES
Capital expenditures                                             (2,559)  (2,129)  (2,179)
Proceeds from asset sales                                           555      520      402
Acquisitions                                                     (3,269)    (150)    (358)
Change in investment securities                                      63     (309)    (331)
                                                                 ------   ------   ------
TOTAL INVESTING ACTIVITIES                                       (5,210)  (2,068)  (2,466)
                                                                 ------   ------   ------
FINANCING ACTIVITIES
Dividends to shareholders                                        (1,462)  (1,329)  (1,202)
Change in short-term debt                                         1,315     (160)     242
Additions to long-term debt                                       1,970      224      339
Reductions of long-term debt                                       (432)    (724)    (619)
Proceeds from stock options                                         158      134       89
Treasury purchases                                               (1,929)  (1,652)    (432)
                                                                 ------   ------   ------
TOTAL FINANCING ACTIVITIES                                         (380)  (3,507)  (1,583
                                                                 ------   ------   ------
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS        (96)     (31)     (63)
                                                                 ------   ------   ------
CHANGE IN CASH AND CASH EQUIVALENTS                                (801)     276       46
                                                                 ------   ------   ------
CASH AND CASH EQUIVALENTS, END OF YEAR                           $1,549   $2,350   $2,074
                                                                 ======   ======   ======
SUPPLEMENTAL DISCLOSURE
Cash payments for:
  Interest, net of amount capitalized                              $536     $449     $459
  Income taxes                                                    2,056    1,380    1,339
Liabilities assumed in acquisitions                                 808       42       56
                                                                 ======   ======   ======

See accompanying Notes to Consolidated Financial Statements.

(Bottom of page 23, right-hand margin -- picture of Pampers product with caption "1986: SUPER-ABSORBENT POLYMER TECHNOLOGY PROVIDES UNPARALLELED DRYNESS IN A THIN DIAPER")


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Millions of Dollars Except Per Share Amounts

1 | SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation: The consolidated financial statements include The Procter & Gamble Company and its controlled subsidiaries (the Company). Investments in companies that are at least 20% to 50% owned, and over which the Company exerts significant influence but does not control the financial and operating decisions, are accounted for by the equity method. These investments are managed as integral parts of the Company's segment operations, and the Company's share of their results is included in net sales for the related segments.

Use of Estimates: Preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying disclosures. These estimates are based on management's best knowledge of current events and actions the Company may undertake in the future. Actual results may ultimately differ from estimates.

Accounting Changes: In 1998, the Company adopted several FASB statements. Statement No. 128, "Earnings per Share," which revises the manner in which earnings per share is calculated, did not impact the Company's previously reported earnings per share. Statement No. 130, "Reporting Comprehensive Income," requires the components of comprehensive income to be disclosed in the financial statements. Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information," requires certain information to be reported about operating segments on a basis consistent with the Company's internal organizational structure. Statement No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits," revises the disclosures for pensions and other postretirement benefits and standardizes them into a combined format. Required disclosures have been made and prior years' information has been reclassified for the impact of FASB Statements 130, 131 and 132.

New Pronouncements: In June 1998, the FASB issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities," which revises the accounting for derivative financial instruments. In March 1998, the AICPA issued SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," which revises the accounting for software development costs and will require the capitalization of certain costs which the Company has historically expensed. The Company is currently analyzing the impacts of these statements, which are required to be adopted in 2000, and does not expect either statement to have a material impact on the Company's financial position, results of operations or cash flows.

Currency Translation: Financial statements of subsidiaries outside the U.S. generally are measured using the local currency as the functional currency. Adjustments to translate those statements into U.S. dollars are accumulated in a separate component of shareholders' equity. For subsidiaries operating in highly inflationary economies, the U.S. dollar is the functional currency. Remeasurement adjustments for highly inflationary economies and other transactional exchange gains (losses) are reflected in earnings and were $0, $1 and $(28) for 1998, 1997 and 1996, respectively.

Cash Equivalents: Highly liquid investments with maturities of three months or less when purchased are considered cash equivalents.

Inventory Valuation: Inventories are valued at cost, which is not in excess of current market price. Cost is primarily determined by either the average cost or the first-in, first-out method. The replacement cost of last-in, first-out inventories exceeds carrying value by approximately $91 and $122 at June 30, 1998 and 1997, respectively.

Goodwill and Other Intangible Assets: The cost of intangible assets is amortized, principally on a straight-line basis, over the estimated periods benefited, generally 40 years for goodwill and periods ranging from 10 to 40 years for other intangible assets. The realizability of goodwill and other intangibles is evaluated periodically when events or circumstances indicate a possible inability to recover the carrying amount. Such evaluation is based on various analyses, including cash flow and profitability projections that incorporate the impact of existing Company businesses. The analyses necessarily involve significant management judgment to evaluate the capacity of an acquired business to perform within projections. Historically, the Company has generated sufficient returns from acquired businesses to recover the cost of the goodwill and other intangible assets.

(Bottom of page 24, left-hand margin -- picture of Pert product with caption "1986: FIRST COMPLETE SHAMPOO AND CONDITIONER IN ONE ")

Property, Plant and Equipment: Property, plant and equipment are recorded at cost reduced by accumulated depreciation. Depreciation expense is provided based on estimated useful lives using the straight-line method.

Selected Operating Expenses: Research and development costs are charged to earnings as incurred and were $1,546 in 1998, $1,469 in 1997 and $1,399 in 1996. Advertising costs are charged to earnings as incurred and were $3,704 in 1998, $3,466 in 1997 and $3,254 in 1996.

Net Earnings Per Common Share: Net earnings less preferred dividends (net of related tax benefits) are divided by the weighted average number of common shares outstanding during the year to calculate basic net earnings per common share. Diluted net earnings per common share are calculated to give effect to stock options and convertible preferred stock.

     Basic and diluted net earnings per share are reconciled as follows:

                                            Years Ended June 30
                                           ------------------------
                                           1998     1997     1996
===================================================================
Net earnings available to
  common shareholders                      $3,676   $3,311   $2,943
Effect of dilutive securities
  Preferred dividends,
    net of tax benefit                        104      104      103
  Preferred dividend
   impact on funding
   of ESOP                                    (25)     (32)     (39)
                                         --------------------------
Diluted net earnings                        3,755    3,383    3,007
                                         --------------------------
Basic weighted average
  common shares
  outstanding                             1,343.4  1,360.3  1,372.6
Effect of dilutive securities
  Conversion of
    preferred shares                         99.8    101.9    103.8
  Exercise of stock options                  22.3     24.8     19.8
                                        ---------------------------
Diluted weighted average
  common shares
  outstanding                             1,465.5  1,487.0  1,496.2

Stock Split: In July 1997, the Company's board of directors approved a two-for-one stock split that was effective for common and preferred shareholders of record as of August 22, 1997. The financial statements, notes and other references to share and per-share data reflect the stock split for all periods presented.

Fair Values of Financial Instruments: Fair values of cash equivalents, short and long-term investments and short-term debt approximate cost. The estimated fair values of other financial instruments, including debt and risk management instruments, have been determined using available market information and valuation methodologies, primarily discounted cash flow analysis. These estimates require considerable judgment in interpreting market data, and changes in assumptions or estimation methods may significantly affect the fair value estimates.

Major Customer: The Company's largest customer, Wal-Mart Stores, Inc. and its affiliates, accounted for 11% and 10% of consolidated net sales in 1998 and 1997, respectively. These sales occurred primarily in the North America segment.

Reclassifications: Certain reclassifications of prior years' amounts have been made to conform with the current year presentation, primarily related to certain component parts of research and development costs.


2 | ACQUISITIONS

In July 1997, the Company acquired Tambrands, Inc., a company in the feminine protection category, for approximately $1,844 in cash. Other acquisitions in 1998 totaled $1,425 and included the acquisition of paper businesses and increased ownership in various ventures in Latin America and Asia. These acquisitions, all of which were accounted for using the purchase method, resulted in goodwill of $3,335. Acquisitions accounted for as purchases in 1997 and 1996 totaled $150 and $358, respectively.
     The following table reflects unaudited pro forma combined results of operations on the basis that the 1998 acquisitions had taken place at the beginning of the year for each of the periods presented:

                                       Years Ended June 30
                                       -------------------
                                          1998     1997
==========================================================
Pro forma amounts
Net sales                               $37,476  $37,008
Net earnings                              3,756    3,409
Net earnings per common share
  Basic                                    2.72     2.43
  Diluted                                  2.55     2.27

     In management's opinion, the unaudited pro forma combined results of operations are not indicative of the actual results that would have occurred under the ownership and management of the Company.

(Bottom of page 25, right-hand margin -- picture of Always product with caption "1986: PATENTED "WINGS" TECHNOLOGY COMBINED WITH "DRI-WEAVE" TOPSHEET CREATES SUPERIOR FEMININE PROTECTION")


3 | SUPPLEMENTAL BALANCE SHEET INFORMATION

                                          June 30
                                       ---------------
                                       1998     1997
======================================================
ACCRUED AND OTHER LIABILITIES
Marketing expenses                     $1,109   $1,129
Compensation expenses                     485      461
Other                                   2,348    2,212
                                       ---------------
                                        3,942    3,802
OTHER NON-CURRENT LIABILITIES
Postretirement benefits                $1,193   $1,300
Pension benefits                          843      815
Other                                   1,251      883
                                       ---------------
                                        3,287    2,998


                                          Currency
                                          Translation       Other    Total
==========================================================================
ACCUMULATED OTHER
  COMPREHENSIVE INCOME
Balance June 30, 1995                        $64            $ 1      $ 65
Current period change                       (483)             0      (483)
                                          --------------------------------
Balance June 30, 1996                       (419)             1      (418)
Current period change                       (412)            11      (401)
                                          --------------------------------
Balance June 30, 1997                       (831)            12      (819)
Current period change                       (536)            (2)     (538)
                                          --------------------------------
Balance June 30, 1998                     (1,367)            10    (1,357)


4 | SHORT-TERM AND LONG-TERM DEBT

                                                    June 30
                                                 -------------
                                                 1998     1997
==============================================================
SHORT-TERM DEBT
U.S. obligations                                 $1,435   $183
Foreign obligations                                 560    343
Current portion of long-term debt                   286    323
                                                 -------------
                                                  2,281    849

     The weighted average short-term interest rates were 6.2% and 6.9% as of June 30, 1998 and 1997, respectively.

                                                           June 30
                           Average                      ----------------
                              Rate     Maturities        1998    1997
========================================================================
LONG-TERM DEBT
U.S. notes and
  debentures                  6.96%    1998-2029        $2,897   $2,082
ESOP Series A                 8.33%    1998-2004           545      613
ESOP Series B                 9.36%         2021         1,000    1,000
U.S. commercial
  paper                                                  1,207      585
Foreign obligations                                        402      186
Current portion of
  long-term debt                                          (286)    (323)
                                                        ----------------
                                                         5,765    4,143

     Long-term weighted average interest rates in the preceding table are as of June 30, 1998 and include the effects of related interest rate swaps discussed in Note 5. Certain commercial paper balances have been classified as long-term debt based on the Company's intent and ability to renew the obligations on a long-term basis. The Company has entered into derivatives that convert certain of these commercial paper obligations into fixed-rate obligations. The fair value of the long-term debt was $6,412 and $4,509 at June 30, 1998 and 1997, respectively. Long-term debt maturities during the next five years are as follows: 1999-$286; 2000-$387; 2001-$339; 2002-$427 and 2003-$1,141.


5 | RISK MANAGEMENT ACTIVITIES

The Company is exposed to market risk, including changes in interest rates, currency exchange rates and commodity prices. To manage the volatility relating to these exposures on a consolidated basis, the Company nets the exposures to take advantage of natural offsets and enters into various derivative transactions for the remaining exposures pursuant to the Company's policies in areas such as counterparty exposure and hedging practices. The financial impacts of these hedging instruments are offset by corresponding changes in the underlying exposures being hedged. The Company does not hold or issue derivative financial instruments for trading purposes.

Interest Rate Management
The Company's policy is to manage interest cost using a mix of fixed and variable rate debt. To manage this mix in a cost-efficient manner, the Company enters into interest rate swaps, in which the Company agrees to exchange, at specified intervals, the difference between fixed and variable interest amounts calculated by reference to an agreed-upon notional principal amount. These swaps are designated to hedge underlying debt obligations. For qualifying hedges, the interest rate differential is reflected as an adjustment to interest expense over the life of the swaps.
     Certain currency interest rate swaps are designated to hedge the foreign currency exposure of the Company's related foreign net investments. Currency effects of these hedges are reflected in the accumulated other comprehensive income section of shareholders' equity, offsetting a portion of the translation of the net assets.

(Bottom of page 26, left-hand margin -- picture of Tide product with caption "1989: FIRST NORTH AMERICAN LAUNDRY DETERGENT WITH ACTIVATED BLEACH ")

     The following table presents information for all interest rate instruments. The notional amount does not necessarily represent amounts exchanged by the parties and, therefore, is not a direct measure of the Company's exposure to credit risk. The fair value approximates the cost to settle the outstanding contracts. The carrying value includes the net amount due to counterparties under swap contracts, currency translation associated with currency interest rate swaps and any marked-to-market value adjustments of instruments.

                               June 30
                            ----------------
                            1998     1997
============================================
Notional amount             $2,149   $1,488
Fair value                  $    7   $  (54)
Carrying value                  28      (28)
                            ----------------
Unrecognized loss              (21)     (26)

     Although derivatives are an important component of the Company's interest rate management program, their incremental effect on interest expense for 1998, 1997 and 1996 was not material.

Currency Rate Management
The Company manufactures and sells its products in a number of countries throughout the world and, as a result, is exposed to movements in foreign currency exchange rates. The major foreign currency exposures involve the markets in Western Europe, Mexico and Canada. The primary purpose of the Company's foreign currency hedging activities is to protect against the volatility associated with foreign currency purchases of materials and other assets and liabilities created in the normal course of business. Corporate policy prescribes the range of allowable hedging activity. The Company primarily utilizes forward exchange contracts and purchased options with durations of generally less than 12 months.
     In addition, the Company enters into foreign currency swaps to hedge intercompany financing transactions, and utilizes purchased foreign currency options with durations of generally less than 18 months and forward exchange contracts to hedge against the effect of exchange rate fluctuations on royalties and foreign source income.
     Gains and losses related to qualifying hedges of foreign currency firm commitments or anticipated transactions are deferred in prepaid expense and are included in the basis of the underlying transactions. To the extent that a qualifying hedge is terminated or ceases to be effective as a hedge, any deferred gains and losses up to that point continue to be deferred and are included in the basis of the underlying transaction. All other foreign exchange contracts are marked-to-market on a current basis, generally to marketing, research and administration expense. To the extent anticipated transactions are no longer likely to occur, the related hedges are closed with gains or losses charged to earnings on a current basis.
     Currency instruments outstanding are as follows:

                              June 30
                           ---------------
                           1998     1997
==========================================
Notional amount
  Forward contracts        $3,448   $2,607
  Purchased options         1,262    1,643
  Currency swaps              217      358
Fair value
  Forward contracts        $   30   $   (2)
  Purchased options            16       38
  Currency swaps                8       (1)

     The deferred gains and losses on these instruments were not material.
     In addition, in order to hedge currency exposures related to the net investments in foreign subsidiaries, the Company utilizes local currency financing entered into by the subsidiaries, and currency interest rate swaps and other foreign currency denominated financing instruments entered into by the parent. Gains and losses on instruments designated as hedges of net investments are offset against the translation effects reflected in shareholders' equity.
     Currency interest rate swaps, foreign currency instruments and foreign currency denominated debt that have been designated as hedges of the Company's net investment exposure in certain foreign subsidiaries have notional amounts totaling $1,138 and $936 at June 30, 1998 and 1997, respectively. These hedges resulted in gains of $42 and $63, net of $25 and $38 in tax effects, reflected in shareholders' equity.

(Bottom of page 27, right-hand margin -- picture of Ace product with caption "1990: BREAKTHROUGH TECHNOLOGY IN A NON-CHLORINE, GENTLE BLEACH ")

Credit Risk
Credit risk arising from the inability of a counterparty to meet the terms of the Company's financial instrument contracts is generally limited to the amounts, if any, by which the counterparty's obligations exceed the obligations of the Company. It is the Company's policy to enter into financial instruments with a diversity of creditworthy counterparties. Therefore, the Company does not expect to incur material credit losses on its risk management or other financial instruments.


6 | STOCK OPTIONS

The Company has stock-based compensation plans under which stock options are granted annually to key managers and directors at the market price on the date of grant. The grants are fully exercisable after one year and have a ten-year life. In 1998, the Company granted stock options to all eligible employees not covered by the key manager and director plans. These grants, which comprised 8.7 million of the 20.3 million options granted in 1998, are fully exercisable after five years and have a ten-year life. The Company issues stock appreciation rights in countries where stock options have not been approved by local governments.
     Pursuant to FASB Statement No. 123, "Accounting for Stock-Based Compensation," the Company has elected to account for its employee stock option plans under APB Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, no compensation cost has been recognized for these plans. Had compensation cost for the plans been determined based on the fair value at the grant date consistent with FASB Statement No. 123, the Company's net earnings and earnings per share would have been as follows:

                      Years Ended June 30
                    -------------------------
                    1998     1997     1996
=============================================
Net earnings
  As reported       $3,780   $3,415   $3,046
  Pro forma          3,472    3,305    2,981
Net earnings per
  common share
Basic
  As reported       $ 2.74   $ 2.43   $ 2.14
  Pro forma           2.51     2.35     2.10
Diluted
  As reported         2.56     2.28     2.01
  Pro forma           2.35     2.20     1.97

(Bottom of page 28, left-hand margin -- picture of Crest product with caption "1990: FIRST TARTER CONTROL TOOTHPASTE ")

     The fair value of each option grant is estimated on the date of grant using the Binomial option-pricing model with the following weighted average assumptions:

                           Years Ended June 30
                          ----------------------
                          1998     1997     1996
================================================
Interest rate             5.6%     6.6%     6.1%
Dividend yield              2%       2%       2%
Expected volatility        26%      22%      20%
Expected life in years      6        6        6


     Stock option activity was as follows:

                                Options in Thousands
                               -------------------------
                               1998     1997     1996
========================================================
Outstanding, July 1            68,514   66,657   63,384
Granted                        20,315   10,409    9,605
Exercised                      (8,477)  (8,357)  (6,110)
Canceled                         (434)    (195)    (222)
                               -------------------------
Outstanding, June 30           79,918   68,514   66,657
Exercisable                    59,610   58,098   57,048
Available for grant            31,558   28,538   24,418
Average price
  Outstanding,
    beginning of year          $31.00   $24.79   $21.36
  Granted                       83.26    58.72    40.87
  Exercised                     18.57    16.02    14.52
  Outstanding, end of year      45.58    31.00    24.79
  Exercisable, end of year      32.74    26.03    22.09
Weighted average grant
  date fair value of options    24.56    17.14    10.88


     The following table summarizes information about stock options outstanding at June 30, 1998:

                                    Options Outstanding
              ---------------------------------------------------
                   Number                            Weighted-Avg
Range of      Outstanding       Weighted-Avg            Remaining
Prices        (Thousands)       Exercise Price   Contractual Life
=================================================================
$8 to 30          33,626           $22.69            3.4 years
33 to 46          16,821            37.85            7.1
57 to 71           9,349            60.42            8.5
71 to 85          20,122            83.39            9.5


     The following table summarizes information about stock options exercisable at June 30, 1998:

                        Options Exercisable
                  --------------------------------
                       Number
Range of          Exercisable         Weighted-Avg
Prices            (Thousands)       Exercise Price
==================================================
$8 to 30            33,626             $22.69
33 to 46            16,821              37.85
57 to 71             9,163              60.24
71 to 85               -                 -


7 | POSTRETIREMENT BENEFITS

The Company offers various postretirement benefits to its employees.

Defined Contribution Retirement Plans
Within the U.S., the most significant retirement benefit is the defined contribution profit sharing plan funded by an employee stock ownership plan
(ESOP) and Company contributions. Annual credits to participants' accounts are based on individual base salaries and years of service, and do not exceed 15% of total participants' annual salaries and wages.

                                   Years Ended June 30
                                 ----------------------
                                 1998     1997     1996
=======================================================
ESOP preferred shares
  allocated at market value      $235     $247     $200
Company contributions              58       35       75
Benefits earned                   293      282      275


Other Retiree Benefits
The Company also provides certain health care and life insurance benefits for substantially all U.S. employees who become eligible for these benefits when they meet minimum age and service requirements. Generally, the health care plans require contributions from retirees and pay a stated percentage of expenses, reduced by deductibles and other coverages. Retiree contributions change annually in line with medical cost trends. These benefits are partially funded by an ESOP, as well as certain other assets contributed by the Company.
     Certain other employees, primarily outside the U.S., are covered by local defined benefit pension, health care and life insurance plans.
     Summarized information on the Company's postretirement plans is as follows:

                                                           Other
                                        Pension Benefits  Retiree Benefits
                                        ----------------  ----------------
                                                 Years Ended June 30
                                        ----------------------------------
                                        1998     1997     1998     1997
==========================================================================
CHANGE IN BENEFIT
OBLIGATION
Benefit obligation at
  beginning of year                     $1,991   $1,886   $1,460   $1,405
Service cost                               106      100       42       45
Interest cost                              148      131      102      109
Participants' contributions                  3        5       11       12
Amendments                                  21        2       (6)       5
Actuarial loss (gain)                       87       54      (71)     (50)
Acquisitions                               154       42        1        0
Curtailments                                13        0        0        0
Currency exchange                          (85)    (117)      (7)      (4)
Benefit payments                          (156)    (112)     (67)     (62)
                                        ----------------------------------
Benefit obligation
  at end of year                         2,282    1,991    1,465    1,460
                                        ----------------------------------
CHANGE IN PLAN
ASSETS
Fair value of plan
  assets at beginning
  of year                                1,229    1,019    1,828      838
Actual return on
  plan assets                              243      180      803      999
Acquisitions                               131       42        0        0
Employer
  contributions                            103       83       37       41
Participants'
  contributions                              3        5       11       12
Currency exchange                          (30)      12       (1)       0
Benefit payments                          (156)    (112)     (67)     (62)
                                        ----------------------------------
Fair value of plan
  assets at end
  of year                                1,523    1,229    2,611    1,828
                                        ----------------------------------
FUNDED STATUS
Funded status at
  end of year                             (759)    (762)   1,146      368
Unrecognized net
  actuarial gain                          (163)     (95)  (2,354)  (1,691)
Unrecognized
  transition amount                         32       35        0        0
Unrecognized prior
  service cost                              75       43      (21)     (17)
                                        ----------------------------------
Net amount recognized                     (815)    (779)  (1,229)  (1,340)
                                        ==================================
Prepaid benefit cost                     $  34   $   52   $    1   $    0
Accrued benefit cost                      (849)    (831)  (1,230)  (1,340)
                                        ----------------------------------
Net liability recognized                  (815)    (779)  (1,229)  (1,340)
                                        ==================================


(Bottom of page 29, right-hand margin -- picture of Cheer product with caption "1992: BREAKTHROUGH CAREZYME TECHNOLOGY PREVENTS FUZZING AND COLOR FADING ")


     The Company's stock comprised $2,443 and $1,687 of other retiree plan assets, net of Series B ESOP debt, as of June 30, 1998 and 1997, respectively.

                                                              Other
                                       Pension Benefits   Retiree Benefits
                                       ----------------   ----------------
                                              Years Ended June 30
                                       -----------------------------------
                                        1998     1997     1998     1997
==========================================================================
WEIGHTED AVERAGE ASSUMPTIONS
Discount rate                           7.0%      7.2%    6.8%     7.5%
Expected return on plan assets            9%        9%      9%       9%
Rate of compensation increase             5%        5%      -        -
Initial health care cost trend rate*      -         -       8%       9%

*Assumed to decrease gradually to 5% in 2006 and remain at that level thereafter.


                                                            Other
                             Pension Benefits          Retiree Benefits
                          ----------------------     ----------------------
                                         Years Ended June 30
                          -------------------------------------------------
                          1998     1997     1996     1998    1997     1996
===========================================================================
COMPONENTS OF
  NET PERIODIC
  BENEFIT COST
Service cost              $106     $100     $ 96     $ 42    $ 45     $ 47
Interest cost              148      131      131      102     109      102
Expected return
  on plan assets          (103)     (87)     (75)    (171)   (138)    (121)
Amortization of
  prior service cost         7        5        6       (2)     (2)      (2)
Amortization of
  transition amount          3        0        0        0       0        0
Curtailment loss            12        0        0        0       0        0
Recognized net
  actuarial gain             0       (7)      (3)     (41)    (18)     (15)
                          -------------------------------------------------
Gross benefit cost         173      142      155      (70)     (4)      11
Dividends on ESOP
  preferred stock            0        0        0      (78)    (79)     (79)
                          -------------------------------------------------
Net periodic
 benefit cost              173      142      155     (148)    (83)     (68)

     The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $1,206, $984 and $155, respectively, as of June 30, 1998, and $1,172, $899 and $158, respectively, as of June 30, 1997.
     Assumed health care cost trend rates have a signi- ficant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:


                                    1-Percentage-     1-Percentage-
                                    Point Increase    Point Decrease
Effect on total of service and
  interest cost components             $ 26              $ (22)
Effect on postretirement
  benefit obligation                    207               (181)


8 | EMPLOYEE STOCK OWNERSHIP PLAN

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


                               Shares in Thousands
                              ------------------------
                              1998     1997     1996
======================================================
Shares Outstanding
  Series A                    60,635   62,952   64,562
  Series B                    37,805   38,045   38,204


(Bottom of page 30, left-hand margin -- picture of Pantene product with caption "1992: FIRST PENETRATING, PRO-VITAMIN FORMULA FOR HAIR WITH SUPERIOR SHINE ")

     Shares of the ESOP are allocated at original cost based on debt service requirements, net of advances made by the Company to the trust. The fair value of the Series A shares serves to reduce the Company's cash contribution required to fund the profit sharing plan contributions earned. The Series B shares are considered plan assets of the other retiree benefits plan. Dividends on all preferred shares, net of related tax benefit, are charged to retained earnings. The preferred shares held by the ESOP are considered outstanding from inception for purposes of calculating diluted net earnings per common share.


9 | INCOME TAXES

Earnings before income taxes consist of the following:

                         Years Ended June 30
                       ------------------------
                       1998     1997     1996
===============================================
United States          $3,632   $3,232   $3,023
International           2,076    2,017    1,646
                       ------------------------
                        5,708    5,249    4,669


     The income tax provision consists of the following:

                                Years Ended June 30
                              ------------------------
                              1998     1997     1996
                              ========================
Current tax expense
  U.S. Federal                $  996    $  967  $  776
  International                  918       805     413
  U.S. State & Local             115        88     106
                              ------------------------
                               2,029     1,860   1,295

Deferred tax expense
  U.S. Federal                    51         1     220
  International & other         (152)      (27)    108
                              ------------------------
                                (101)      (26)    328
                              ------------------------
Total                          1,928     1,834   1,623


     Taxes credited to shareholders' equity for the years ended June 30, 1998 and 1997 were $147 and $97, respectively. Undistributed earnings of foreign subsidiaries that are considered to be reinvested indefinitely were $6,739 at June 30, 1998.
     The effective income tax rate was 33.8%, 34.9% and 34.8% in 1998, 1997 and 1996, respectively, compared to the U.S. statutory rate of 35%.
     Deferred income tax assets and liabilities are comprised of the following:

                                         June 30
                                   -------------------
                                    1998         1997
=======================================================
Current deferred tax assets         $ 595      $  661

Non-current deferred tax
  assets (liabilities)
  Depreciation                     (1,058)     (1,031)
  Postretirement benefits             435         475
  Loss carryforwards                  167          84
  Other                                28         (87)
                                     (428)       (559)

     Included in the above are total valuation allowances of $177 and $113 in 1998 and 1997, respectively. The valuation allowance increased in 1998 primarily due to the generation of additional net operating loss carryforwards.


10 | COMMITMENTS AND CONTINGENCIES

The Company has purchase commitments for materials, supplies, and property, plant and equipment incidental to the ordinary conduct of business. In the aggregate, such commitments are not at prices in excess of current market.
     The Company is subject to various lawsuits and claims with respect to matters such as governmental regulations, income taxes and other actions arising out of the normal course of business. The Company is also subject to contingencies pursuant to environmental laws and regulations that in the future may require the Company to take action to correct the effects on the environment of prior manufacturing and waste disposal practices. Accrued environmental liabilities for remediation and closure costs at June 30, 1998 were $66, and in management's opinion, such accruals are appropriate based on existing facts and circumstances. Current year expenditures were not material.
     While the effect on future results of these items is not subject to reasonable estimation because considerable uncertainty exists, in the opinion of management and Company counsel, the ultimate liabilities resulting from such claims will not materially affect the consolidated financial position, results of operations or cash flows of the Company.

(Bottom of page 31, right-hand margin -- picture of Asacol product with caption "1992: ASACOL LAUNCHED FOR TREATMENT OF ULCERATIVE COLITIS ")


11 | SEGMENT INFORMATION

The Company has adopted FASB Statement No. 131, "Disclosures about Segments of a Business Enterprise and Related Information." The Company is managed in four operating segments: North America, which includes the United States and Canada; Europe, Middle East and Africa; Asia; and Latin America.
     Corporate operations include certain financing and employee benefits costs, goodwill amortization, other general corporate income and expense, segment eliminations and projects included in the Company's ongoing simplification and standardization program, which includes costs for consolidation of selected manufacturing facilities, re-engineering of manufacturing and distribution processes, organization redesign and simplified product line-ups, as well as gains and losses on sales of non-strategic brands and assets. Corporate assets include primarily cash, investment securities and goodwill.

                                                             Europe,
                                             North       Middle East                Latin
                                             America      and Africa     Asia       America     Corporate     Total
                                    =================================================================================
Net Sales                           1998     $18,456     $11,835         $3,453     $2,640      $   770       $37,154
                                    1997      17,625      11,587          3,573      2,306          673        35,764
                                    1996      17,230      11,458          3,881      2,173          542        35,284
                                    ----     -------     -------         ------     ------      -------       -------
Net Earnings                        1998       2,474       1,092            174        274         (234)        3,780
                                    1997       2,253         956            275        256         (325)        3,415
                                    1996       1,953         793            273        219         (192)        3,046
                                    ----     -------     -------         ------     ------      -------       -------
Earnings Before Income Taxes        1998       3,789       1,540            266        329         (216)        5,708
                                    1997       3,516       1,446            400        326         (439)        5,249
                                    1996       3,055       1,137            433        236         (192)        4,669
                                    ----     -------     -------         ------     ------      -------       -------
Identifiable Assets                 1998      11,063       5,998          2,499      1,519        9,887        30,966
                                    1997      10,280       5,433          2,726      1,389        7,716        27,544
                                    1996      10,382       5,853          2,770      1,270        7,455        27,730
                                    ----     -------     -------         ------     ------      -------       -------
Capital Expenditures                1998       1,433         686            266        174          -           2,559
                                    1997       1,163         547            287        132          -           2,129
                                    1996       1,080         602            322        175          -           2,179
                                    ----     -------     -------         ------     ------      -------       -------
Depreciation and Amortization       1998         755         374            174         97          198         1,598
                                    1997         693         405            167         83          139         1,487
                                    1996         633         380            143         48          154         1,358
                                    ----     -------     -------         ------     ------      -------       -------
Interest Expense                    1998         -           -              -          -            548           548
                                    1997         -           -              -          -            457           457
                                    1996         -           -              -          -            484           484


Product Net Sales Information

The following is supplemental information on net sales by product groups, aligned as follows:
     Laundry and Cleaning -- dishcare, fabric conditioners, hard surface cleaners and laundry.
     Paper -- diapers, feminine protection, incontinence, tissue and towel, and wipes.
     Beauty Care -- cosmetics and fragrances, deodorants, hair care, and skin care and personal cleansing.
     Food and Beverage -- coffee, commercial services, juice, peanut butter, shortening and oil, and snacks.
     Health Care -- gastrointestinal, oral care, pharmaceuticals and respiratory care.


         Laundry and                 Beauty    Food and     Health     Corporate
         Cleaning        Paper       Care      Beverage     Care       & Other       Total
============================================================================================
1998     $11,099         $10,862     $7,160    $4,376       $2,849     $808          $37,154
1997      10,892          10,101      7,101     4,107        2,895      668           35,764
1996      10,683          10,161      6,916     4,066        2,939      519           35,284

(Bottom of page 32, left-hand margin -- picture of Macrobid product with caption "1992: MACROBID LAUNCHED AS A URINARY TRACT ANTI-INFECTIVE ")


12 | QUARTERLY RESULTS (UNAUDITED)

                                                                    Quarters Ended
                                          ------------------------------------------------------     Total
                                                     Sept. 30    Dec. 31     Mar. 31     June 30     Year
============================================================================================================
Net Sales                                 1997-98    $9,355      $9,641      $8,881      $9,277      $37,154
                                          1996-97     8,903       9,142       8,771       8,948       35,764
                                          -------    ------      ------      ------      ------      -------
Operating Income                          1997-98     1,739       1,688       1,516       1,112        6,055
                                          1996-97     1,547       1,521       1,383       1,037        5,488
                                          -------    ------      ------      ------      ------      -------
Net Earnings                              1997-98     1,087       1,046         961         686        3,780
                                          1996-97       979         944         881         611        3,415
                                          -------    ------      ------      ------      ------      -------
Basic Net Earnings Per Common Share       1997-98       .79         .76         .69         .50         2.74
                                          1996-97       .70         .67         .63         .43         2.43
                                          -------    ------      ------      ------      ------      -------
Diluted Net Earnings Per Common Share     1997-98       .73         .71         .65         .47         2.56
                                          1996-97       .65         .63         .59         .41         2.28


FINANCIAL HIGHLIGHTS
Millions of Dollars Except Per Share Amounts

                                          1998     1997     1996     1995     1994
Net Sales                                 37,154   35,764   35,284   33,482   30,385
Operating Income                           6,055    5,488    4,815    4,244    3,670
Net Earnings                               3,780    3,415    3,046    2,645    2,211
Net Earnings Margin                        10.2%     9.5%     8.6%     7.9%     7.3%
Basic Net Earnings Per Common Share         2.74     2.43     2.14     1.85     1.54
Diluted Net Earnings Per Common Share       2.56     2.28     2.01     1.74     1.45
Dividends Per Common Share                  1.01      .90      .80      .70      .62
Research and Development Expense           1,546    1,469    1,399    1,304    1,162
Advertising Expense                        3,704    3,466    3,254    3,284    2,996
Total Assets                              30,966   27,544   27,730   28,125   25,535
Capital Expenditures                       2,559    2,129    2,179    2,146    1,841
Long-Term Debt                             5,765    4,143    4,670    5,161    4,980
Shareholders' Equity                      12,236   12,046   11,722   10,589    8,832

(Bottom of page 33, right-hand margin -- picture of Oil of Olay product with caption "1994: FIRST BODY WASH WITH PUFF THAT CLEANS AND CONDITIONS YOUR SKIN")


IF...

(bullet) You need help with your account or if you need automated access to your account

(bullet) You are interested in our Certificate Safekeeping service

(bullet) You need to change an address or discontinue duplicate mailings

(bullet) You want to arrange for direct deposit of dividends (bullet) A stock certificate is lost, stolen or destroyed (bullet) You want to participate in our Shareholder Investment Program...

CONTACT  P&G'S SHAREHOLDER SERVICES
         OFFICE IN CINCINNATI.

Call:    1-800-742-6253
         1-513-983-3034 (outside the U.S.)
Write:   The Procter & Gamble Company
         Shareholder Services Department
         P.O. Box 5572
         Cincinnati, Ohio 45201-5572

Financial information is available 24 hours a day.
Just call 1-800-764-7483.

You can also visit us on the World Wide Web.
Our address is www.pg.com/investor


COMMON STOCK PRICE RANGE AND DIVIDENDS

                           Price Range                  Dividends
                  -------------------------------    ----------------
                     1997-98          1996-97        1997-98  1996-97
                  ---------------------------------------------------
Quarter Ended     High     Low      High    Low
=====================================================================
September 30      $77.56   $64.06   $48.75  $41.19   $.2525   $.2250
December 31        83.44    62.00    55.50   45.75    .2525    .2250
March 31           87.88    77.31    64.81   51.81    .2525    .2250
June 30            92.50    80.19    71.94   56.63    .2525    .2250


CORPORATE HEADQUARTERS

The Procter & Gamble Company
P.O. Box 599
Cincinnati, Ohio 45201-0599

TRANSFER AGENT/SHAREHOLDER SERVICES

The Procter & Gamble Company
Shareholder Services Department
P.O. Box 5572
Cincinnati, Ohio 45201-5572

REGISTRAR

PNC Bank, N.A.
P.O. Box 1198
Cincinnati, Ohio 45201-1198

EXCHANGE LISTING

New York, Cincinnati, Amsterdam, Paris, Basle,
Geneva, Lausanne, Zurich, Frankfurt, Brussels, Tokyo

SHAREHOLDERS OF COMMON STOCK

There were 272,723 Common Stock shareholders of record, including participants in the Shareholder Investment Program, as of July 24, 1998.

FORM 10-K

Beginning in October 1998, shareholders may obtain a copy of the Company's 1998 report to the Securities and Exchange Commission on Form 10-K by going to P&G's investor Web site at www.pg.com/investor or by calling us at 1-800-742-6253. This information is also available at no charge by sending a request to Shareholder Services at the address above.

SHAREHOLDERS' MEETING

The next annual meeting of shareholders will be held on Tuesday, October 13, 1998. A full transcript of the meeting will be available from Linda D. Rohrer, Assistant Secretary, at a cost of $10. Ms. Rohrer can be reached at One P&G Plaza, Cincinnati, Ohio 45202-3315.