Form 10-K, Exhibit 13
period 1999-06-30
PROCTER & GAMBLE CO
filed 1999-09-15
CIK 80424

Exhibit (13)
                                  ------------


                         Annual Report to shareholders.
             (inside cover, pages 1-8, 10-11, 14-23, 27-42,and 48)


(Top of inside cover - picture of Durk I. Jager at one of Procter & Gamble's technical centers, name and title)
Durk I. Jager, President and Chief Executive, at one of Procter & Gamble's 21 technical centers.


Fiscal year 1998-99 was a good year for our shareholders, but not a great year. We know we can do better, and we must.

We must increase P&G's pace of growth - what we call our business vitality. This comes from increased innovation vitality, the contribution that new and improved products make to our growth. It also comes from increased organization vitality, the degree to which people perform above their expectations, outside their comfort zone, to produce continually better results.

GOOD RESULTS DESPITE REGIONAL ECONOMIC CRISES

We are already beginning to see an increase in P&G's business vitality. Our 1999 results were good, particularly given economic crises in many regions of the world, including Russia, Brazil and many parts of Asia.

(bullet) Net earnings for the fiscal year were $3.76 billion, including charges of $385 million after tax for the Fiscal 1999 costs of Organization 2005, our major initiative to accelerate growth through far-reaching changes in structure, work processes and culture.

(bullet) Core net earnings, which exclude Organization 2005 costs, were $4.15 billion or $3.04 basic net earnings per share - an 11% increase over the prior year.

(bullet) Every region achieved double-digit earnings growth. This was driven by introduction of more value-added initiatives, effective cost containment and improved pricing. In fact, our margin on core net earnings was the highest in 58 years.

(bullet) Net sales grew to a record $38.1 billion, up 3% versus last year. While this growth rate was below our expectations, we are encouraged by the increased percentage of sales in products that leverage our technology advantages.

(bullet) The Company continued to generate strong operating cash flow of $5.5 billion, up more than 12% over the previous year.

We know that if we are to continue strong financial performance, we must grow faster. This is what Organization 2005 is all about. We have changed our structure, work processes and reward systems to drive bigger innovations to market faster. (Pages 5 and 6 provide more details about these changes.)

ACCELERATING GROWTH IS OUR TOP PRIORITY

In June of this year, as part of Organization 2005, we announced a multiyear program that will result in charges of approximately $1.9 billion after tax over a six-year period and affect about 15,000 positions worldwide.

Overall, we expect the Organization 2005 program to increase long-term sales growth to 6-8% and accelerate core net earnings per share growth to 13-15% in each of the next five years. We also expect to generate annual after-tax savings of approximately $900 million by Fiscal 2004.

I am confident these changes will deliver the results we expect.


Financial Highlights
                                                                         Years Ended June 30
                                                              ===========================================
Amounts in Millions Except Per Share Amounts                     1999              1998          % Change
=========================================================================================================
Net Sales                                                     $38,125           $37,154                3%
Operating Income                                                6,253             6,055                3%
Core Operating Income*                                          6,734             6,055               11%
Net Earnings                                                    3,763             3,780                -
Core Net Earnings*                                              4,148             3,780               10%
                                                              -------           -------          --------
Per Common Share
  Basic Net Earnings                                             2.75              2.74                -
  Core Basic Net Earnings*                                       3.04              2.74               11%
  Diluted Net Earnings                                           2.59              2.56                1%
  Core Diluted Net Earnings*                                     2.85              2.56               11%
  Dividends                                                      1.14              1.01               13%
===============================                               =======           =======          ========
*Excludes Organization 2005 Program Costs


(Page 1, right-hand margin 3 bar graphs as follows:
NET SALES in Billions of Dollars -- '95-33.5, '96-35.3, '97-35.8, '98-37.2,
'99-38.1;
BASIC NET EARNINGS Per Common Share -- '95-1.85, '96-2.14, '97-2.43, '98-2.74,
'99-2.75;
CORE BASIC NET EARNINGS Per Common Share -- '95-1.85, '96-2.14, '97-2.43, '98-2.74, '99-3.04*
*Excluding O-2005 Program Costs of $385 Million After Tax)

(Page 1, bottom right-hand margin 1 line graph as follows:
VALUE OF $1,000 INVESTED IN P&G STOCK IN JUNE 1989 With Dividend Reinvestment -- June '89 - $1,000, June '99 - $7,800)


BUILDING RELATIONSHIPS THAT BUILD RESULTS Noxzema's new line of facial cleansers, moisturizers and a body wash is building relationships with active women online. The marketing focus for Noxzema Skin Fitness brings consumers to the Noxzema Skin Fitness Web site for skin fitness tips and product samples. Using the Internet as a significant part of the brand's introduction helped get this product to market in less than 12 months. This new approach is reinvigorating the 85-year-old Noxzema brand. www.fitskin.com

(Middle, left-hand side of page 2, Picture of 3 Noxzema Skin Fitness products)

The most important reason we must change is because the world around us has changed.

It used to take years to start up a company. Now, it takes weeks. A consumer recommendation that used to reach a handful of friends in days now reaches thousands - worldwide - in minutes. The space between buyer and seller that was measured in distance is now measured in seconds.

Markets totaling more than two billion people have opened as trade and regulatory barriers have collapsed. The Internet has created a global community of more than 179 million people online.

THE PACE OF BUSINESS HAS CHANGED

Information moves faster. Products are redefined. The marketplace is global. The pace of business has changed.

These changes have created tremendous new opportunities and contradictions. Globalization creates advantage in scale and the demand for greater speed. Yet, large companies can create advantage with personalized products and service, one consumer at a time. These opportunities enable a company like P&G to be big and small at the same time, capitalizing on both.

We've anticipated this new marketplace. We're ready for it.

(Bottom of page 2, picture of young lady sitting on bed with laptop computer)


(Fold out page 2 - Caption -- CONNECTING TECHNOLOGIES TO BUILD NEW BRANDS IT ALL STARTED WITH CANDLES arrow to candle, arrow from candle to soap, arrow from soap to deodorants, arrow form soap to lotion, arrow from soap to cosmetics, arrow from soap to liquid soap, arrow from soap to soap flakes, arrow from soap flakes to soap powders, arrow from soap powders to cleaners, arrow from cleaners to cleansers, arrow from cleaners to disposable mop, arrow from soap powders to detergents, arrow from detergents to shampoos, arrow from shampoos to sahmpoo/conditioners, arrow form detergents to liquid cleaners, arrow from liquid cleaners to food sanitizer, arrow from detergents to food sanitizer, arrow from detergents to "dry clean only" fabric care, arrow from detergents to dry dishwashing detergent, arrow from detergents to fabric softeners, arrow from fabric softeners to fabric refresher, arrow from detergents to liquid dishwashing detergents, arrow from detergents to prescription drugs, arrow from detergents to bleach, arrow from detergents to toothpastes, arrow from toothpastes to prescription drugs, arrow from toothpastes to analgesic, arrow from analgesic to stomach remedy, arrow from toothpastes to decongestants, arrow from toothpastes to mouthwash, arrow from mouthwash to oral antiseptic, arrow from toothpastes to dental adhesive, arrow from candle to shortening, arrow from shortening to vegetable oil, arrow from vegetable oil to peanut butter, arrow from peanut butter to coffee, arrow from coffee to fruit juices, arrow from peanut butter to potato crisps, arrow from vegetable oil to Olean, arrow from vegetable oil to cellulose, arrow from cellulose to toilet tissue, arrow from toilet tissue to paper towels, arrow from paper towels to table napkins, arrow from toilet tissue to disposable diapers, arrow from toilet tissue to feminine products, arrow from toilet tissue to disposable briefs, arrow from toilet tissue to facial tissue, arrow from toilet tissue to baby wipes, arrow from toilet tissue to disposable mop.)


IT ALL STARTED WITH CANDLES

P&G's focus on connecting sciences started when candles provided the technology base for making soap. That brought us fundamental expertise in fats and oils, and that led to the creation of vegetable oil products like Crisco and Crisco Oil. Crushing seeds to produce oil gave us expertise in plant fibers, which led to insights into paper and absorbent products like diapers, feminine protection and paper towels.

The science of fat and oils is also a fundamental base for surfactants, the technology used to produce detergents. Making detergents gave us experience with hard water and calcium. Expertise in calcium gave us an understanding of how to strengthen teeth, which led to strengthening bone. And that brought us to effective drugs for osteoporosis.

It all started with candles - and connecting technologies to create innovative brands that connect with consumer needs.

Gordon Brunner
Chief Technology Officer


BREADTH OF BUSINESSES PROVIDES ADVANTAGE

The first key to faster growth, greater business vitality, is increasing the pace of innovation at P&G. This has been true for us in the past and is just as true today.

P&G is unique when it comes to innovation. We compete in nearly 50 product categories - laundry products, toothpaste, paper towels, personal cleansing, cough and cold, bone disease therapies, snacks, diapers, cosmetics - and many others.

Some people argue that such a diversity of categories leads to a lack of focus. We see it differently. The breadth of our business enables us to connect technologies from seemingly unrelated businesses in unexpected ways.

We don't leave these connections to chance. Our Technology Council brings together R&D leaders from our existing product categories to more quickly transfer technologies from one business to another. Even as the Company grows bigger and bigger, the Technology Council accelerates the exchange of ideas much like the discussions that happened over the lunch table when we were much, much smaller.

Our Innovation Leadership Team, which I chair, is fueling our growth in new product categories. It funds promising ideas that fall outside our businesses, from seed-level investment all the way through test market. Previously, these kinds of ideas would often go undeveloped.


CONNECTING SCIENCE TO CREATE INNOVATIONS Actonel - Actonel is an advanced pharmaceutical therapy for the prevention and treatment of osteoporosis. The science behind Actonel comes from our work in laundry detergents with hard water minerals. Through more than a decade of advanced pharmaceutical research, P&G scientists took what they learned about removing calcium from water and used that expertise to put calcium back into bone, creating a powerful bone-building osteoporosis therapy. Actonel is currently under review by the U.S. FDA for the treatment and prevention of post-menopausal osteoporosis and other indications.

(Page 3, right-hand margin, bottle of Actonel)

Dryel - Dryel helps clean and freshen "dry clean only" clothes in your home dryer by connecting technology from four different P&G areas of expertise. The absorbent pads borrowed from our work in paper, the stain removal formula built on cleaning agents from laundry and dish care, our work with Bounce brought understanding of heat-activated systems in dryers, and our expertise in packaging created the dryer bag. www.dryel.com

(Page 3, right-hand margin, Dryel package)

INVESTING IN R&D With an investment of $1.7 billion this year, P&G is the 21st largest U.S.-based and 52nd largest global investor in research and development. We invest to drive clear product superiority in our core businesses and to acquire new technologies and fund entrepreneurial programs that create big, discontinuous product innovation. Ten years ago, our investment in R&D was 2.9% of net sales. Today it represents 4.5% of net sales. www.pg.com/about/rnd


(Line graph showing P&G'S R&D INVESTMENT AS A PERCENTAGE OF NET SALES in 1989 at 2.9% and in 1999 at 4.5%)

Connections create breakthroughs. Last year, for example, we were granted more U.S. patents than any of our competitors. We hold over 25,000 patents worldwide, and this technology base is paying off.

We are launching more new-to-the-world products than at any other time in our history - products like Febreze, our fabric refresher; Swiffer, our disposable mop; and Dryel, our home care product for dry-cleanables.

We are also introducing an unprecedented number of major improvements on established brands such as Pampers Rash Guard, the first diaper specifically designed to protect against diaper rash, and a new Tide with Bleach that kills 99.9% of bacteria.

CONNECTIONS CREATE BREAKTHROUGHS

(Bottom of page 4, picture of a woman lab technician and a man lab technician with lab bottles)

Today, we have tapped only a portion of our innovation capacity. With Organization 2005, we are making changes to unleash this capability and to capitalize on the new marketplace in which we compete.

UNLEASHING INNOVATION

(bullet) New Global Business Units (GBUs) leverage our scale. We will develop products and plans globally, to better utilize our technology and get products to the world faster.

(bullet)  Focus on new business will increase our innovative output. Each
          GBU has a dedicated New Business Development unit to create new brands in related categories. In addition, our Corporate New Ventures group focuses on big ideas that don't fit neatly within existing businesses
          - and helps commercialize ideas funded by the Innovation Leadership Team.

(Top of page 5, right-hand margin picture of man holding a baby. Also, package of Pampers Rash Guard product)

NEW PAMPERS RASH GUARD P&G scientists connected skin care and regulatory expertise from our Beauty Care and Health Care GBUs with unique, patented diaper technologies in new Pampers Rash Guard. These premium diapers are clinically proven to help protect against diaper rash. Diaper rash is a miserable experience for babies and parents - and Pampers has received hundreds of testimonials from satisfied consumers who tell us Rash Guard makes a real difference.

P&G introduced Pampers Rash Guard in North America in March and in Puerto Rico in August.
www.pampers.com


(Top, right-hand corner of page 6 - Swiffer package and a Swiffer sheet)

A LOT OF SCIENCE IN A PIECE OF CLOTH Swiffer is a revolutionary new sweeper with disposable cleaning cloths. P&G scientists used sophisticated technologies from our paper business to create a webbed cloth of microfibers. As you dust, these fibers develop an electrostatic charge that picks up dust, dirt and allergens like a magnet. Swiffer expanded on record timing - from start of test market to global expansion in just 18 months. Try Swiffer and get rid of household soil instead of just stirring it up. www.swiffer.com


ORGANIZING FOR SPEED

(bullet) Market Development Organizations will bring deep knowledge of individual markets to ensure that innovations developed globally win locally.

(bullet) Streamlining and standardizing our manufacturing systems will move innovations to market faster and better align capacity with the new Global Business Units.

(bullet) Global Business Services will turn the administration of our business into competitive advantage, with fewer transactions, faster service and lower costs.

(bullet) Leaner Corporate Functions will focus single-mindedly on cutting-edge new knowledge in every area of our business.

(bullet) New reward systems put more of senior management's pay at risk, and better align compensation with our expectations for growth and increased shareholder return.

The net result will be bigger innovations, faster speed to market, greater growth - innovation vitality.

The second measure of our business vitality is the vitality of our organization
- the degree to which people are breaking barriers, challenging conventional wisdom, stretching to achieve the unachievable, redefining the marketplace. It is the degree to which people have freedom to perform at their peak, all the time.

This is the kind of organization vitality we strive for. It is the vitality that Organization 2005 will help us deliver consistently.


ORGANIZATION VITALITY IS OUR STRENGTH

We are simplifying our structure to make decisions faster, encouraging impatience and a greater sense of urgency, and redefining expectations.

In short, we're stripping out barriers that can hold people back. We are making the most of what has always been P&G's greatest strength, our people: their expertise, integrity, drive and hunger to continually serve the world's consumers better.

(Bottom of page 7 shows a lady spraying Febreze on a chair, in background is a window)

CHALLENGING THE STATUS QUO From the start, Febreze - the fabric spray that permanently removes odors from clothes and household fabrics - was a product with something to prove. Consumers who tried it said Febreze was a big idea. But conventional wisdom said it was a niche product. Febreze had trouble meeting early sales goals, but the Febreze group refused to give up. Driven by their passion, they went back to consumers and listened to their feedback about the variety of uses they were finding. As a result, the Febreze advertising began to reflect how consumers felt about Febreze and how it fit into their lives. Sales quadrupled. Today, Febreze is sold in Japan, Korea, Australia, New Zealand, the U.S. and more than 15 European countries. In the U.S. alone, over 35 million households depend on Febreze. www.febreze.com

(Middle of page 7, right-hand margin is a bottle of Febreze)

MANAGEMENT CHANGE After almost 36 years of service, John Pepper retires September 1, 1999, as Chairman of the Board of Procter & Gamble to become Chairman of the Executive Committee. He led P&G's expansion into emerging markets, was instrumental in the introduction of dozens of innovative new products and, with Durk Jager, was a principal architect of Organization 2005. He personifies the creativity, passion and dedication to serving consumers that are the best of Procter & Gamble.


There is an easy way to gauge the vitality of a business: Is it fundamentally reinventing itself time and time again?

P&G is. We always have. We reinvented our approach to marketing when radio was born, then again with television. We're doing it now with the Internet. We reinvented our organization with the creation of brand management, then category management a few decades later. We're redesigning our Company today with Organization 2005.

In every area of our business, you can see this pattern.


CONFIDENT IN OUR FUTURE

Even in the midst of dramatic change, some things remain the same: our core values of integrity, leadership, respect for our people; our commitment to serving consumers by improving their everyday lives through our products. As we preserve these important values, we remain committed to changing everything else, especially when we can create new opportunities by changing first.

This is an observation John Pepper and I have discussed on many occasions. And as I look toward our future, I am grateful - as I think we all are - for the personal leadership John has provided. He has been instrumental in making sure that this organization is ready for the future. As he retires as P&G's Chairman of the Board, he leaves P&G - and the individuals and communities he's touched - stronger than ever.

As I said at the beginning, the pace of business has changed. And Procter & Gamble has picked up its own pace, as well. We are better prepared today than at any other time to compete, to balance the paradoxical demands of the future marketplace, to earn the loyalty of consumers worldwide.

I'm confident in our future.

/s/DURK I. JAGER
Durk I. Jager
President and Chief Executive
July 29, 1999


(Top of page 10 - picture of John E. Pepper with name and title)
John E. Pepper,
Chairman of the Board


EMBRACING THE FUTURE

This letter marks my last as an active employee of Procter & Gamble, and I want to use this opportunity to tell you, my fellow shareholders, why I'm so very confident in the future of this Company.

When I joined P&G in 1963, we were operating in 17 countries. Today, that number has grown to over 140 countries, serving almost five billion people. Sales have grown from just over $1 billion to over $38 billion. Profits have grown from $116 million to just under $4 billion (after tax). Our stock price has grown from $2.45 (adjusted for splits) to about $90 as I write this letter. But, as productive as our past has been, it is the opportunities ahead that excite me.

We stand at a moment in history unlike any other. This period of globalization and explosion of technology offers us the opportunity to grow our business and unleash the capacity of P&G people as never before. However, it is also clear that seizing this opportunity requires substantial changes in the way we operate.

As the cover of this report says, we are "Embracing the Future" today at Procter & Gamble - more aggressively than ever in our history.

We are changing the way we're structured to create many more new brands and categories, and to expand our best ideas globally far faster. We've decentralized decision-making for greater speed. We've instilled goal-setting that asks people to go for stretch targets, knowing this will yield better results than just playing it safe. We've introduced new reward systems that recognize superior contributions at every level of the organization. This is all part of Organization 2005 - the boldest change effort in Procter & Gamble's history.

I expect great things from this Company in the years ahead. And you should, too.

(bullet)  I see us creating and launching new brands at a record pace.

(bullet) I see us establishing leadership positions in the most important developing markets of the world.

(bullet) I see us growing our global brands with a far more rapid flow of innovation.

(bullet) I see us benefiting from "win-win" relationships with our retail customers.

(bullet) I see us capitalizing on the revolutionary power of information technology to share knowledge, design products, provide service to consumers and create whole new businesses.


POSITIONED FOR SUCCESS

I have great confidence in our ability to accomplish this and much more. That confidence rests on our new organizational design and on our new processes, which will continually evolve. And, it rests on the fact that these changes, as big as they are, are rooted in our fundamental purpose of serving consumers and achieving leadership results and that they grow out of our long-established Values and Principles.

Above all, my confidence rests on the women and men of this Company. I know them well. They are extraordinary. They are the heart of this place. You can be assured their capability, their commitment and their tenacity will renew this Company and ensure it continues to grow as one of the great corporations in the world. They will take us into the new century with the greatest vitality in our history. Of this, I am very sure.

I am confident that, with this organization under the leadership of Durk Jager, our best years lie just ahead. I want to express my thanks and appreciation for your confidence in, and support of, our Company.

/s/JOHN E. PEPPER
John E. Pepper
Chairman of the Board
July 29, 1999


P&G: SERVING THE WORLD'S CONSUMERS
(Middle of page 11, right-hand margin picture of 1963 and 1999 world maps)


FINANCIAL REVIEW

(Page 14, right-hand margin 3 bar graphs as follows:
NET EARNINGS in Billions of Dollars - '97-3.4, '98-3.8, '99-3.8;
CORE NET EARNINGS* in Billions of Dollars - '97-3.4, '98-3.8, '99-4.2 *Excluding O-2005 Costs
NET SALES in Billions of Dollars - '97-35.8, '98-37.2, '99-38.1)



RESULTS OF OPERATIONS

The Company achieved strong core earnings performance for the year ended June 30, 1999. Basic net earnings were $3.76 billion or $2.75 per share compared to $3.78 billion or $2.74 per share in the prior year. Results include charges of $385 million after tax for the current year costs of the Organization 2005 initiative approved in June 1999. Organization 2005 is the Company's multiyear program designed to accelerate sales and earnings growth over the coming years.
     Core net earnings were $4.15 billion for the fiscal year, up 10% from the prior year. Core net earnings exclude the Organization 2005 costs. Core basic net earnings per share were $3.04, an increase of 11% from the prior year. Fiscal year profit results were driven by higher value initiatives, effective cost containment and improved pricing.
     Worldwide net sales for the current year were $38.13 billion, an increase of 3% on flat unit volume. The increase in sales was attributable to improved pricing in all regions and favorable volume and product mix in North America, partially offset by exchange impacts. Unfavorable exchange rates, primarily in Asia and Latin America, depressed sales by 1% for the year.
     Worldwide gross margin was 44.4%, compared to 43.3% in the prior year. Gross margin includes $443 million in before-tax charges related to the Organization 2005 program. These charges consisted primarily of accelerated depreciation and asset write-downs. Excluding these charges, gross margin increased to 45.5%, reflecting effective cost containment, primarily in North America.
     Worldwide marketing, research and administrative expenses were $10.67 billion, versus $10.04 billion in the prior year, or 28.0% and 27.0% of sales for 1999 and 1998, respectively. The 6% increase in total spending was primarily due to increased research spending, primarily in the paper and health care businesses, and increased spending for new initiatives. Organization 2005 costs increased marketing, research and administrative expenses by $38 million, related primarily to employee separation expenses.
     Operating income grew 3%. Excluding the charges for Organization 2005, operating income grew 11%. These trends reflect sales growth and cost control efforts.
     Interest expense increased 19% to $650 million on increased debt, primarily due to share repurchases. Other income, net, which consists primarily of interest and investment income, contributed $235 million in the current year compared to $201 million in the prior year.
     The Company's effective tax rate for the year was 35.5%, compared to 33.8% in the prior year. The increase reflects a reduction in benefits for research and development tax credits in North America, which were included in prior year results, as well as the impact of various country tax rates on Organization 2005 program costs. Excluding Organization 2005 program costs and related tax effects, the tax rate was 34.4%.
     Net earnings margin was 9.9% versus 10.2% in the prior year. Excluding the Organization 2005 charges, core net earnings margin was 10.9%, the highest in fifty-eight years.
     Over the last several years, the Company maintained an ongoing program of simplification and standardization, which included projects to consolidate selected manufacturing facilities, re-engineer manufacturing and distribution processes, redesign organizations, simplify product line-ups and divest non-strategic brands and assets. This program did not have a significant impact on 1999 or 1998 net earnings. Beginning with the fourth quarter of 1999, this program was superseded by Organization 2005.

The following provides perspective on the year ended June 30, 1998 versus the prior year:

Worldwide net earnings increased 11% to $3.78 billion in 1998. Net earnings for 1997 were $3.42 billion.
     Worldwide net sales in 1998 were $37.15 billion, up 4% from the prior year on unit volume growth of 6%. The difference between sales and volume growth rates was primarily due to weaker currencies in Europe and Asia. Excluding this impact, sales for 1998 increased 8% over the prior year.
     Worldwide gross margin increased to 43.3% from 42.7% in 1997, reflecting cost savings, including the Company's simplification and standardization efforts.
     Worldwide marketing, research and administrative expenses were 27.0% of sales compared with 27.3% in 1997. The increase in absolute spending was primarily due to increased marketing support behind new initiatives, such as Tampax and Fat Free Pringles, and the expansion of existing brands into new markets.
     Operating income grew 10% in 1998, primarily reflecting sales growth and cost control efforts. The Company's net earnings margin increased from 9.5% in 1997 to 10.2% in 1998.
     Interest expense increased 20% to $548 million in 1998, on increased debt, due mainly to acquisitions. In 1997, interest expense was $457 million. Other income, net, was $201 million in 1998, versus $218 million in 1997.
     The Company's effective tax rate for the year was 33.8%, compared to 34.9% in 1997. The decline reflected the benefits of lower effective tax rates in Europe, increased research and development tax credits in North America, and continued focus on tax planning.


(Page 15, right-margin 3 bar graphs as follows:
NET EARNINGS MARGIN % - '97-9.5%, '98-10.2%, '99-9.9%;
CORE NET EARNINGS MARGIN %* - '97-9.5%, '98-10.2%, '99-10.9%;
*Excluding O-2005 Costs
DIVIDENDS Per Common Share - '97-0.90, '98-1.01, '99-1.14)


FINANCIAL CONDITION

Cash flow from operations was $5.54 billion, $4.89 billion and $5.88 billion in 1999, 1998 and 1997, respectively. Operating cash flow provided the primary source of funds to finance operating needs, capital expenditures and acquisitions. Operating cash flow, supplemented by additional borrowings, provided the primary source of funds to finance the share repurchase program.
     Cash and cash equivalents increased $745 million in the current year to $2.29 billion. The increase was primarily concentrated in Europe and was due to improved profitability. In the prior year, cash and cash equivalents decreased by $801 million to $1.55 billion, reflecting acquisitions and increased capital spending.
     Capital expenditures were $2.83 billion in 1999, $2.56 billion in 1998 and $2.13 billion in 1997. Current year expenditures included standardization projects in the paper business and capacity expansions in tissue and towel and in snacks. Capital expenditures are expected to increase in the upcoming year, reflecting Organization 2005 projects and capacity increases in laundry and cleaning and in paper. In 1998, capital expenditures related primarily to capacity expansion in the paper and food businesses.
     Net cash used for acquisitions completed during 1999 totaled $137 million, compared to $3.27 billion in 1998 and $150 million in 1997. Transactions in fiscal 1998 were largely concentrated in paper businesses and included Tambrands, Inc., the Loreto y Pena paper company in Mexico and the Ssangyong Paper Company in Korea. The Company also increased ownership of various joint ventures in Asia and Latin America in 1998.
     The Company continued to divest certain non-strategic brands in 1999 in order to focus resources on the Company's core businesses. The proceeds from these and other asset sales generated $434 million in cash flow in the current year, compared to $555 million and $520 million in 1998 and 1997, respectively.
     The Company maintains a share repurchase program, which authorizes the Company to purchase shares annually on the open market to mitigate the dilutive impact of employee compensation programs. The Company also has a discretionary buy-back program under which it currently intends to repurchase additional outstanding shares of up to $1 billion per year. Current year purchases under the repurchase programs were above normal at $2.53 billion, compared to $1.93 billion in 1998 and $1.65 billion in 1997.
     Common share dividends grew 13% to $1.14 per share in 1999, compared to $1.01 and $.90 in 1998 and 1997, respectively. For the coming year, the annual dividend rate will increase to $1.28 per common share, marking the forty-fourth consecutive year of increased common share dividend payments. Total dividend payments, to both common and preferred shareholders, were $1.63 billion, $1.46 billion and $1.33 billion in 1999, 1998 and 1997, respectively.
     Total debt was up $1.33 billion to $9.38 billion, due to the issuance of commercial paper and long-term debt to fund share repurchases.
     Long-term borrowing available under the Company's shelf registration statement filed in 1995, as amended in July 1997, was $1.18 billion at June 30, 1999. Additionally, the Company has the ability to issue commercial paper at favorable rates, and to access general bank financing.

(Top of page 16, left-hand margin shows the following bar graph:
OPERATING CASH FLOW in Billions of Dollars - '97-5.9, '98-4.9, '99-5.5)

(Middle of page 16, left-hand margin shows the following pie graph:
1999 NET SALES BY GEOGRAPHIC REGION in Billions of Dollars - North America-19.0, Europe, Middle East and Africa-11.9, Asia-3.6, Latin America-2.8, Corporate & Other-0.8)

(Bottom of page 16, left-hand margin shows the following bar graph:
NORTH AMERICA NET SALES in Billions of Dollars - '97-17.6, '98-18.5, '99-19.0)

The following pages provide perspective on the Company's geographic operating segments. Geographic segments exclude items that are not included in measuring business performance, most notably certain financing and employee benefit costs, goodwill amortization, corporate eliminations, certain asset write-downs and costs related to the Company's Organization 2005 and simplification and standardization programs.


NORTH AMERICA REGION

The North America region delivered record results for the fiscal year, spurred by initiative activity and share growth. Net sales for the year were $18.98 billion, an increase of 3% from the prior year level of $18.46 billion, on broad-based unit volume growth of 2%. Net sales in 1998 increased 5% over 1997, on 4% unit volume growth.
     Net earnings for the region were up 10% to $2.71 billion. The region achieved earnings growth through volume gains, continued focus on cost control, pricing and value-added initiatives, particularly in laundry and cleaning products and in paper. Prior year net earnings were $2.47 billion, which represented a 10% increase over 1997. Net earnings margin for the region was 14.3%, compared to 13.4% and 12.8% in 1998 and 1997, respectively.
     The laundry and cleaning sector led the region's current year volume progress, generating 5% unit volume growth versus the prior year. The reformulation of Tide for sanitization and clean rinse benefits, the launch of Febreze fabric refresher and strong base business performance drove volume gains and increased share. Febreze, introduced late in fiscal 1998, exceeded expectations, becoming one of the Company's most successful brands in terms of introductory year sales. Laundry and cleaning also performed well on earnings, delivering half the region's earnings improvement behind the introduction of premium products, pricing and cost savings. In the prior year, the sector was also a strong contributor, driving volume and earnings gains.
     The paper sector also provided solid volume and earnings growth, achieving a 2% increase in unit volume compared to a strong base year. Tissue and towel posted gains on strength in the base business, as did feminine protection, behind the integration of the Tambrands acquisition, and diapers, behind initiatives. The paper sector improved sales and earnings ahead of volume, on the strength of its pricing program and cost savings, while still investing in initiatives. In 1998, paper led the region in volume and earnings progress. Prior year operating results were driven by the feminine protection business, behind the acquisition of Tambrands; initiative programs in diapers; and tissue and towel capacity increases and pricing strategies.
     The health care sector posted a 3% increase in unit volume versus the prior year. While all categories delivered positive volume results, pharmaceuticals made the strongest contribution by increasing share on all major brands. The sector attained excellent earnings progress behind the shift toward higher-margin pharmaceutical sales and pricing, mitigated by increased support for upcoming initiative launches. In 1998, the sector's unit volume fell slightly, as improved volume in pharmaceuticals only partially offset oral care declines related to heavy competition. Prior year earnings declined over 1997 due to a continued investment in research and development, primarily in pharmaceuticals, and in marketing support to combat competition in oral care. The sector's high level of investment in research and development has resulted in a strong pipeline of new pharmaceutical products, while setting the stage for innovations in other health care products in the years to come.
     Unit volume in the beauty care sector grew 1% during the year, led by cosmetics and fragrances, on the basis of the launch of Oil of Olay Cosmetics; and deodorants, behind a strong performance by Old Spice and the introduction of Secret Platinum. The introduction of Oil of Olay Cosmetics exceeded expectations and resulted in strong share performance. Net earnings for the sector increased versus the prior year, behind the success of a strategic pricing and initiative platform, partially offset by higher marketing costs for new product introductions as well as competitive defense in the hair care category. In 1998, unit volume gains were driven by hair care and deodorants. Earnings progress in 1998 was driven by the skin care and personal cleansing and cosmetics and fragrances categories, partially offset by spending against intense competition and for product initiatives.
     The food and beverage sector experienced a 5% unit volume decline in the current year, due to competition in the snacks market and divestitures. In addition, the June 1998 launch of Fat Free Pringles created pipeline volume in the last fiscal year, depressing the current year comparison. Coffee performed well as a result of commodity-based price decreases, which were passed on to the consumer. Excluding the impact of acquisitions and divestitures, volume was up 1%. Current year sector earnings were negatively impacted by the loss of profit contribution from divested brands and lower volumes. In 1998, unit volume growth was led by the snacks category, behind the launch of Fat Free Pringles. In the prior year, sector earnings were negatively affected by the Duncan Hines divestiture and by investments in new initiatives.

(Page 17, right-hand margin 3 bar graphs as follows:
NORTH AMERICA NET EARNINGS in Millions of Dollars - '97-2,253, '98-2,474, '99-2,710;
EUROPE, MIDDLE EAST AND AFRICA NET SALES in Billions of Dollars - '97-11.6, '98-11.8, '99-11.9
EUROPE, MIDDLE EAST AND AFRICA NET EARNINGS in Millions of Dollars - '97-956, '98-1,092, '99-1,214)


EUROPE, MIDDLE EAST AND AFRICA REGION

Results in the Europe, Middle East and Africa region were mixed, as progress on cost control, premium products and improved pricing were partially offset by impacts from the financial crisis in Russia and neighboring countries.
     The region was able to hold sales flat at $11.88 billion, despite a 3% decline in unit volume. Volume declines were driven by the Russian economic crisis and competitive activity, primarily in laundry and hair care. Sales outpaced volume due primarily to improved pricing. During the prior year, sales increased 2% to $11.84 billion, which trailed the 8% unit volume growth rate due to unfavorable exchange rate impacts.
     The region's net earnings progress continued in the current year, growing 11% to $1.21 billion. Net earnings in 1998 were $1.09 billion, a 14% increase over 1997. Current year earnings growth was driven by contributions from premium product introductions, pricing strategies and cost reductions, which more than offset the negative impacts in Russia. Progress in the net earnings margin also continued, increasing to 10.2% in the current year, up from 9.2% and 8.3%, in 1998 and 1997, respectively. Importantly, margins in Western Europe reached their highest levels, as the region continued to focus on developing even more productive relationships with customers.
     Middle East, Africa and General Export, which includes the region's snack business, increased unit volume 9% over the prior year base period, which generated a double-digit increase over 1997. Increased snack sales across the region and expansion of core categories into developing markets drove volume gains. Although volume fell off the high rate of growth achieved in prior years, unit volume improvements were notable in the midst of weak oil markets and political uncertainty in the area. Prior year results were also fueled by snack sales. Earnings in 1999 improved ahead of volume, behind cost reductions and economies of scale.
     Western Europe unit volume decreased 2%, reflecting divestitures of non-strategic local beauty care and juice brands, and strong competitive activity in laundry and hair care. Sunny Delight continued performing well in its first full year after launch, achieving a tie for the number two position in the United Kingdom soft drinks market during the last half of the year. Net earnings increased in the double digits due to cost savings, efficiencies in promotional spending and pricing. In the prior year, volume also grew behind the acquisition of Tambrands. Prior year earnings were boosted by volume increases, cost savings and lower tax rates, partially offset by increased promotional spending.

(Page 18, left-hand margin 2 bar graphs as follows:
ASIA NET SALES in Billions of Dollars - '97-3.6, '98-3.5, '99-3.6
ASIA NET EARNINGS in Millions of Dollars - '97-275, '98-174, '99-279)

     Central and Eastern Europe's unit volume slid 16%, reflecting the 75% devaluation of the Russian ruble and the resulting disruptions in neighboring economies. Despite the contraction in consumption, Russia and Central and Eastern Europe either maintained or further improved leading market share positions. Current year earnings fell substantially as a result of the crisis. In the prior year, volume grew by double digits, and earnings improved versus 1997. The strong volume and earnings performance in the prior year reflected leverage in cost management and efficiency gained from expansion into emerging markets.

ASIA REGION

The Asia region showed some signs of emergence from the currency crisis, as the Asian economy began to stabilize and consumer markets began to recover.
     Net sales for the region were $3.65 billion, 6% above the prior year on 2% unit volume growth. Current year volume growth was driven by prior year acquisitions, including Ssangyong, a paper business in Korea, and increased ownership of a joint venture in China. Japan also demonstrated growth, behind innovative products and increased share. Both Japan and China increased share in core categories. Price recovery strategies, especially in Korea and the ASEAN countries grew sales ahead of volume. Excluding exchange effects, sales grew 11%, primarily due to pricing aimed at recovering prior currency devaluation effects. In the prior year, net sales declined 3% to $3.45 billion on 4% unit volume growth. Prior year sales were negatively affected by the impact of unfavorable exchange rate movements, partially offset by improved pricing and product mix. Excluding exchange effects in 1998, sales grew 10%.
     The region's net earnings were a record $279 million, a 60% increase from the prior year. Earnings growth was driven by recovery pricing, volume gains and a focus on premium brands, partially offset by increased costs related to new initiatives and product upgrades. The prior year net earnings of $174 million represented a 37% decrease from 1997, reflecting lower sales, increased investment in product initiatives and the negative effects of the currency crisis. Net earnings margin for the current year was 7.6%, compared to 5.0% in 1998 and 7.7% in 1997. The 1999 margin improvement reflects the pricing and volume gains, and represents the region's return to pre-crisis margin levels.
     Japan demonstrated strong results this year, despite continuing economic recession. Unit volume was up 9% versus the prior year, behind an aggressive slate of new product innovations on core brands, such as Ariel and Pampers, and new brands, such as Febreze. Net earnings increased substantially ahead of sales and volume due to cost efficiencies and the favorable settlement of a patent litigation dispute. Prior year results reflected relatively flat volume as a result of the difficult Japanese economy. Earnings were lower in 1998 due to unfavorable sales mix, investment in new products and a weak yen.
     Greater China's unit volume grew 5% versus the prior year despite a deceleration in overall market growth in the geography, given the difficult economic climate there. Volume gains were driven by Taiwan and increased ownership of joint ventures in China. Net earnings declined under competitive pressure, a consumption tax on hair care products and continued investment in product upgrades. In the prior year, increased ownership of a joint venture contributed to volume as well as earnings. The higher earnings were partially offset by unfavorable sales mix and investment in product initiatives.
     Volumes declined in the balance of Asia as a result of market contraction caused by economic volatility, particularly in India and Thailand. These effects were partially offset by Korea, where volumes were positively impacted by the prior year acquisition of the Ssangyong Paper Company. Earnings also benefited from improved pricing platforms. In 1998, acquisitions drove the net volume increase despite base business volume declines. Net earnings for 1998 were also down due to the currency crisis.
     The Asian markets continue to experience some difficulties. While early signs of recovery are evident, these are limited at present, and the potential for economic complications remains. However, because the Asia region accounts for less than 10% of total Company sales and total earnings, any impact from economic dislocation is not expected to disproportionately impact results.

(Page 19, right-hand margin 2 bar graphs as follows:
LATIN AMERICA NET SALES in Billions of Dollars - '97-2.3, '98-2.6, '99-2.8 LATIN AMERICA NET EARNINGS in Millions of Dollars - '97-256, '98-274, '99-318)

LATIN AMERICA REGION

Latin America continued to deliver solid results, despite a challenging economic environment, with record sales, unit volume and net earnings.
     Net sales in the region grew 7% to $2.83 billion on 3% unit volume growth, as inflation-targeted pricing outpaced the negative impact of currency devaluation, primarily in Mexico and Venezuela. Strong volume progress in laundry and snacks supplemented the prior year acquisition of Loreto y Pena, a paper company in Mexico, and the buyout of a paper joint venture in the Southern Cone. Laundry results reflect the strengthening of the base business in Mexico and the launch of Ariel in the Southern Cone. In the prior year, sales for the region grew 14% to $2.64 billion on 12% unit volume growth, reflecting acquisitions, strength in the base business and pricing.
     For the current year, net earnings for the region were $318 million, a 16% increase. Mexico, Venezuela and Central America achieved double-digit earnings growth, and more than offset the heavy investment in the laundry expansion in the Southern Cone. Earnings surpassed sales as a result of cost reductions and tax benefits generated from inflationary markets. Prior year net earnings were $274 million, a 7% increase over 1997, despite increased initiative spending. Net earnings margin for the current year was 11.3% compared to 10.4% and 11.1% in 1998 and 1997, respectively.
     In Mexico, the Company's largest operation in the region, business results were strong. Unit volume increased 7%, behind a strong base business, prior year acquisitions and a general upturn in the consumer market. Prior year results were also strong, behind acquisitions and favorable economic conditions.
     The balance of the region's volume fell 1%, driven by the economic situation in Brazil. However, Chile and Argentina achieved double-digit volume increases over 1998, behind the prior year acquisition and the expansion of Ariel into the Southern Cone.
     Prior to January 1, 1998, both Brazil and Peru were highly inflationary economies, and accordingly, the results of the Company's subsidiaries in Brazil and Peru were measured using the United States dollar as their functional currency. Effective January 1, 1998, neither Brazil nor Peru qualified as a highly inflationary economy. The impact of this change was not material to the Company's earnings.


HEDGING AND DERIVATIVE FINANCIAL INSTRUMENTS

The Company is exposed to market risk, including changes in interest rates, currency exchange rates and commodity prices. To manage the volatility relating to these exposures, the Company nets the exposures on a consolidated basis to take advantage of natural offsets and enters into various derivative transactions for the residual portion pursuant to the Company's policies in areas such as counterparty exposure and hedging practices. The financial impacts of these hedging instruments are offset in part or in whole by corresponding changes in the underlying exposures being hedged. The Company does not hold or issue derivative financial instruments for trading purposes. Note 6 to the consolidated financial statements includes a discussion of the Company's accounting policies for financial instruments.
     Derivative positions are monitored using techniques including market value, sensitivity analysis and value at risk modeling. The tests for interest rate and currency rate exposures discussed below are based on a variance/co-variance value at risk model using a one year horizon and a 95% confidence level. The model incorporates the impact of correlation and diversification from holding multiple currency and interest rate instruments, and assumes that financial returns are normally distributed, and approximates the financial return for options and other non-linear instruments. Estimates of volatility and correlations of market factors are drawn from the RiskMetrics(tm) dataset as of June 30, 1999. In cases where data is unavailable in RiskMetrics(tm) a reasonable proxy is included.
     The Company's market risk exposures relative to interest and currency rates, as discussed below, have not changed materially versus the previous reporting period. In addition, the Company is not aware of any facts or circumstances that would significantly impact such exposures in the near-term.


INTEREST RATE EXPOSURE

Interest rate swaps are used to hedge underlying debt obligations. Certain currency interest rate swaps are designated as hedges to the Company's related foreign net investments.
     Based on the Company's overall interest rate exposure as of and during the year ended June 30, 1999, including derivative and other interest rate sensitive instruments, a near-term change in interest rates, at a 95% confidence level based on historical interest rate movements, would not materially affect the Company's financial statements.


CURRENCY RATE EXPOSURE

The Company manufactures and sells its products in a number of countries throughout the world and, as a result, is exposed to movements in foreign currency exchange rates. The major foreign currency exposures involve the markets in Western and Eastern Europe, Asia and Mexico. The primary purpose of the Company's foreign currency hedging activities is to protect against the volatility associated with foreign currency purchases of materials and other assets and liabilities created in the normal course of business. Corporate policy prescribes the range of allowable hedging activity. The Company primarily utilizes forward exchange contracts and purchased options with maturities of less than eighteen months.
     In addition, the Company enters into certain foreign currency swaps to hedge intercompany financing transactions, and utilizes purchased foreign currency options with maturities of generally less than eighteen months and forward exchange contracts to hedge against the effect of exchange rate fluctuations on royalties and foreign source income.
     Based on the Company's overall currency rate exposure as of and during the year ended June 30, 1999, including derivative and other foreign currency sensitive instruments, a near-term change in currency rates, at a 95% confidence level based on historical currency rate movements, would not materially affect the Company's financial statements.


COMMODITY PRICE EXPOSURE

Raw materials used by the Company are subject to price volatility caused by weather, supply conditions, political and economic variables and other unpredictable factors. The Company uses futures and options contracts, primarily in food and beverage products, to manage the volatility related to certain of these exposures. Gains and losses relating to qualifying hedges of firm commitments or anticipated inventory transactions are deferred in prepaid expenses and are included in the basis of the underlying transactions. Commodity hedging activity is not material to the Company's financial statements.


EURO CONVERSION

On January 1, 1999, eleven of fifteen member countries of the European Economic Union fixed conversion rates between their existing currencies ("legacy currencies") and one common currency, the euro. The euro trades on currency exchanges and may be used in business transactions. Conversion to the euro eliminated currency exchange rate risk between the member countries. Beginning in January 2002, new euro-denominated bills and coins will be issued and the legacy currencies will be withdrawn from circulation.
     The Company is actively addressing the many areas involved with the introduction of the euro, including information management, finance, legal and tax. This review includes the conversion of information technology, and business and financial systems, and evaluation of currency risk as well as the impact on the pricing and distribution of the Company's products.
     One outcome of the introduction of the euro is the trend toward more uniform pricing in all European markets, including those that have not adopted the euro as their common currency. The Company believes the effect of the introduction of the euro, as well as any related cost of conversion, will not have a material adverse impact on its financial statements.


ORGANIZATION 2005

As more fully described in Note 2 to the consolidated financial statements, under the heading Organization 2005, the Company has begun a major reorganization of its operations, moving from a geographical structure to product-based Global Business Units (GBUs) that will streamline management decision making, strategic planning and manufacturing. Consistent with this change, segment reporting will be restated starting in the first quarter of fiscal 2000 to reflect the following product-based segments: Fabric and Home Care, Paper, Beauty Care, Food and Beverage and Health Care. The GBU structure will be complemented by eight Market Development Organizations (MDOs) intended to maximize the business potential of the entire product portfolio in each local market. The new organization structure was effective July 1, 1999, although certain strategic planning activities began effective January 1, 1999. Organization 2005 will also streamline and standardize the Company's global essential business services, such as accounting, employee benefits management, order management and information technology services, to a common Global Business Services organization.
     The intention to redesign the Company's management and operating structures was first announced in September 1998. Organization plans and new operating procedures were finalized during the April-June quarter, 1999. As a result of the significant changes associated with the Organization 2005 program, the Company identified a number of restructuring projects that encompass manufacturing consolidations and standardization, enrollment reductions and other related costs. The Organization 2005 program, which was approved by the Board of Directors in June 1999, is expected to result in total charges of approximately $2.6 billion ($1.9 billion after tax) over six years. The Company recorded a current year charge of $481 million ($385 million after tax) and expects additional costs of approximately $1.5 billion ($1.0 billion after tax) during the next two years, approximately two-thirds of which will be incurred in fiscal 2000. The balance of the charges related to the Organization 2005 program are expected to be incurred after fiscal 2001. Costs to be incurred in future years are subject to varying degrees of estimation for key assumptions, such as normal employee attrition levels, the actual timing of the execution of plans and other variables. Thus, the amount and timing of future anticipated charges could change. Significant changes in estimated future charges will be disclosed as they occur.
     Significant savings from the program are expected to begin accruing in fiscal 2001, reaching going annual levels of approximately $900 million after tax by fiscal 2004.
     Charges incurred under Organization 2005 will consist primarily of costs related to the consolidation of manufacturing facilities (including accelerated depreciation, asset write-downs and contract termination costs) and employee separation costs.
     The non-cash costs of the program, primarily related to manufacturing consolidations and asset write-offs, accounted for approximately 88% of current year charges and will account for approximately 30% of the remaining total program costs. Approximately half of the plant or production module closings will take place through fiscal 2000 and the balance the following year. Costs associated with the manufacturing consolidation portion of the program are included in cost of products sold. A small portion of these costs, as well as the balance of the costs under the program will represent cash charges, and will be funded with cash from operations.
     Organization 2005 charges recorded in fiscal 1999, all of which are included in Corporate & Other in the Company's segment reporting disclosure, are comprised of the following before-tax amounts:

Organization 2005 Fiscal 1999 Charges

                                          Cash     Amount
                                         Spent    Charged
                               Total    During    Against      Ending
                             Charges    Period     Assets    Reserves
=====================================================================
Employee separations            $ 45      $(10)      $  -         $35
Asset write-downs                217         -       (217)          -
Accelerated depreciation         208         -       (208)          -
Other                             11        (2)         -           9
                             ----------------------------------------
                                 481       (12)      (425)         44
=====================================================================

     Employee separation charges in 1999 relate to severance packages for approximately 400 people, representing primarily administrative employees in Asia, Europe, Middle East and Africa. The predominantly voluntary packages are formula-driven, based on salary levels and past service. Severance costs related to voluntary separations are charged to earnings when the employee accepts the offer in accordance with P&G policy for such programs. The streamlined work processes and manufacturing consolidations driven by the Organization 2005 program will result in additional separations of approximately 9,000 employees through fiscal 2001, representing approximately $530 million of costs over that period. Net enrollment is expected to decline by approximately 75% of total separations, as some terminations will be partially offset through increased enrollment at remaining sites. Of total separations expected through fiscal 2001, approximately half will take place in manufacturing with the balance in administrative functions. Separation costs related to manufacturing employees are included in cost of products sold, while those for administrative employees are reported in marketing, research and administrative expenses.
     Asset write-downs relate primarily to manufacturing assets that, based on a shift in global strategy enabled by Organization 2005, as well as demand trends below expectation, now are expected to operate at levels significantly below their capacity. Because the projected cash flows from such assets over their remaining useful lives now are estimated to be less than their current carrying values, the assets were written down to estimated fair value as determined using discounted cash flows. The balance of the asset write-downs relate to "assets held for disposal" and represent excess capacity that is in the process of being removed from service and disposed. Such assets were written down to the lower of their current carrying basis or amounts expected to be realized upon disposal, less related disposal costs. Disposal costs are not expected to be significant. Asset write-downs charged to earnings in 1999 will not have a significant impact on future depreciation charges.
     The charges for accelerated depreciation relate to long-lived assets that will be taken out of service prior to the end of their normal service period due to manufacturing consolidations, technology standardization and closures that will occur primarily over the next three years as a result of the Organization 2005 program. The Company has changed the estimated useful lives of such assets, resulting in an acceleration of depreciation. The underlying plant closures and consolidations will impact all regions and product segments. These planned plant closures and consolidations will not be executed immediately due to either capacity or logistics constraints. Accelerated depreciation charges for fiscal years 2000 and 2001 are expected to amount to approximately $390 million before tax and $170 million before tax, respectively.
     Other costs include primarily relocation and training costs, as well as other Organization 2005-related expenses. Such costs are expensed as incurred. Other costs currently are estimated at $220 million before tax and $170 million before tax for fiscal years 2000 and 2001, respectively, reflecting increased activity related to the transition to Global Business Services.


YEAR 2000

The Company has substantially completed its program to address the possible exposures related to the Year 2000 impact on its computer systems. Progress against detailed plans is monitored and reported to management and the Audit Committee of the Board of Directors on a regular basis. Modification or replacement of critical financial, information and operational systems, including equipment with embedded microprocessors, have been substantially completed. Testing and certification of critical systems, which includes review of documented remediation work and test results by technical experts, key users and a central project team, is expected to be successfully completed by September 30, 1999. In addition, the Company's internal controls organization has reviewed the testing and certification process and observed the testing of selected critical systems in each region.

Critical Systems Description
                                            Year 2000 % of Applications Complete
                                            ------------------------------------
                                               Actual      Actual       Planned
                                            June 1998   June 1999    Sept. 1999
===============================================================================
Critical manufacturing, operating
 and control systems                            44.0%       99.0%        100.0%
All other critical systems                      56.0%       99.6%        100.0%
===============================================================================

     As part of its Year 2000 preparation planning, the Company has also contacted suppliers and customers to assess the current state of readiness and any potential impact on operations if key third parties are not successful in converting their systems in a timely manner in all regions around the world. Risk assessment, readiness evaluation, action plans and contingency plans related to these third parties have now been completed.
     The Company's risk management program includes emergency backup and recovery procedures to be followed in the event of the failure of a business-critical system. These procedures have been expanded to include the Year 2000 Business Continuity Plan (BCP). The objectives of the Plan are to ensure business-critical processes are protected from disruption and will continue to function during and after the year 2000, and to ensure the Company's ability to produce an acceptable level of products and services is safeguarded in the event of failures of external systems and services. The BCP will be complete by October 31, 1999 and will include, for example, identification of alternate suppliers or customers, possible increases in safety inventory levels and other backup procedures. The Company believes the worst-case scenario is that a short-term disruption would occur with a few suppliers or customers. The Company has procedures in place to be notified immediately of any such disruption, and would respond as prescribed by the BCP.
     Incremental costs, which include contractor costs to modify existing systems and costs of internal resources dedicated to achieving Year 2000 compliance, are charged to expense as incurred. Total Year 2000 costs, including BCP costs, are expected to total approximately $90 million, of which 86% has been spent to date.
     The Company is taking all reasonable steps to prevent major interruptions in the business due to Year 2000 issues. The effect, if any, on the Company's financial statements if the Company, its customers, its suppliers or the public sector are not fully Year 2000 compliant is not reasonably estimable. The Company believes, however, that the successful completion of its Year 2000 project will significantly reduce the risk of a major business interruption due to Year 2000 failures. Additionally, the Company's broad base of customers and suppliers and the worldwide nature of its operations is expected to mitigate any Year 2000 risks.


SUBSEQUENT EVENT

On August 11, 1999, the Company announced an agreement to acquire The Iams Company and Affiliates, a worldwide leader in pet nutrition, for approximately $2.3 billion in cash. The acquisition will be financed mainly through external borrowings and is expected to be completed during the first quarter of fiscal 2000.


FORWARD-LOOKING STATEMENT

The Company has made and will make certain forward-looking statements in the Annual Report and in other contexts relating to volume growth, increases in market shares, Year 2000 compliance, Organization 2005, financial goals and cost reduction, among others.
     These forward-looking statements represent challenging goals for the Company and are based on certain assumptions and estimates regarding the worldwide economy, technological innovation, competitive activity, pricing, currency movements, product introductions, governmental action and the development of certain markets. Among the key factors necessary to achieve the Company's goals are: (1) the achievement of lower costs and increases in reliability and capacity utilization, resulting from simplification and standardization and Organization 2005, (2) the ability to improve revenue and profitability despite high levels of competitive activity and the economic volatility in emerging markets, (3) the ability to maintain key customer relationships in important developed markets, (4) the continuation of substantial growth in significant developing markets such as China, Mexico, Brazil and the countries of Central and Eastern Europe, (5) the ability to successfully manage regulatory, tax and legal matters, (6) the ability to continue technological innovation, (7) the timely resolution of the Year 2000 issue by the Company and its customers and suppliers and (8) the ability to react to the introduction of the euro currency in Europe, including the ability to successfully compete in Europe. If the Company's assumptions and estimates are incorrect or do not come to fruition, or if the Company does not achieve all of these key factors, then the Company's actual performance could vary materially from the forward-looking statements made herein.


CONSOLIDATED STATEMENTS OF EARNINGS
                                                        Years Ended June 30
                                                   =============================
Amounts in Millions Except Per Share Amounts          1999       1998       1997
================================================================================
NET SALES                                          $38,125    $37,154    $35,764
Cost of products sold                               21,206     21,064     20,510
Marketing, research and administrative expenses     10,666     10,035      9,766
                                                   -------    -------    -------
OPERATING INCOME                                     6,253      6,055      5,488
Interest expense                                       650        548        457
Other income, net                                      235        201        218
                                                   -------    -------    -------
EARNINGS BEFORE INCOME TAXES                         5,838      5,708      5,249
Income taxes                                         2,075      1,928      1,834
                                                   -------    -------    -------
NET EARNINGS                                       $ 3,763    $ 3,780    $ 3,415
                                                   =======    =======    =======
BASIC NET EARNINGS PER COMMON SHARE                $  2.75    $  2.74    $  2.43
Diluted Net Earnings Per Common Share              $  2.59    $  2.56    $  2.28
Dividends Per Common Share                         $  1.14    $  1.01    $   .90
================================================   =======    =======    =======

See accompanying Notes to Consolidated Financial Statements


CONSOLIDATED BALANCE SHEETS
                                                         June 30
                                                     ====================
Amounts in Millions Except Per Share Amounts            1999        1998
============================================         ====================
ASSETS
CURRENT ASSETS
Cash and cash equivalents                            $ 2,294     $ 1,549
Investment securities                                    506         857
Accounts receivable                                    2,940       2,781
Inventories
  Materials and supplies                               1,176       1,225
  Work in process                                        375         343
  Finished goods                                       1,787       1,716
Deferred income taxes                                    621         595
Prepaid expenses and other current assets              1,659       1,511
                                                     -------     -------
TOTAL CURRENT ASSETS                                  11,358      10,577


PROPERTY, PLANT AND EQUIPMENT
Buildings                                              3,885       3,660
Machinery and equipment                               16,953      15,953
Land                                                     562         539
                                                     -------     -------
                                                      21,400      20,152
Accumulated depreciation                              (8,774)     (7,972)
                                                     -------     -------
TOTAL PROPERTY, PLANT AND EQUIPMENT                   12,626      12,180


GOODWILL AND OTHER INTANGIBLE ASSETS
Goodwill                                               7,062       7,023
Trademarks and other intangible assets                 1,115       1,157
                                                     -------     -------
                                                       8,177       8,180
Accumulated amortization                              (1,355)     (1,169)
                                                     -------     -------
TOTAL GOODWILL AND OTHER INTANGIBLE ASSETS             6,822       7,011


OTHER NON-CURRENT ASSETS                               1,307       1,198
                                                     -------     -------
TOTAL ASSETS                                         $32,113     $30,966
============================================         =======     =======


                                                         June 30
                                                     ====================
Amounts in Millions Except Per Share Amounts            1999        1998
============================================         ====================
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable                                     $ 2,300     $ 2,051
Accrued and other liabilities                          4,083       3,942
Taxes payable                                          1,228         976
Debt due within one year                               3,150       2,281
                                                     -------     -------
TOTAL CURRENT LIABILITIES                             10,761       9,250


LONG-TERM DEBT                                         6,231       5,765
DEFERRED INCOME TAXES                                    362         428
OTHER NON-CURRENT LIABILITIES                          2,701       3,287
                                                     -------     -------
TOTAL LIABILITIES                                     20,055      18,730
                                                     -------     -------


SHAREHOLDERS' EQUITY
Convertible Class A preferred stock,
  stated value $1 per share
  (600 shares authorized)                              1,781       1,821
Non-Voting Class B preferred stock,
  stated value $1 per share
  (200 shares authorized; none issued)                     -           -
Common stock, stated value $1 per share
  (5,000 shares authorized; shares
  outstanding: 1999-1,319.8 and 1998-1,337.4)          1,320       1,337
Additional paid-in capital                             1,337         907
Reserve for Employee Stock Ownership Plan
  debt retirement                                     (1,552)     (1,616)
Accumulated other comprehensive income                (1,606)     (1,357)
Retained earnings                                     10,778      11,144
                                                     -------     -------
TOTAL SHAREHOLDERS' EQUITY                            12,058      12,236
                                                     -------     -------
Total Liabilities and Shareholders' Equity           $32,113     $30,966
============================================         =======     =======

See accompanying Notes to Consolidated Financial Statements.




CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                                                                     Accumulated
                            Common                          Additional  Reserve for  Other                             Total
Dollars in Millions/        Shares       Common  Preferred  Paid-in     ESOP Debt    Comprehensive  Retained           Comprehensive
Shares in Thousands         Outstanding  Stock   Stock      Capital     Retirement   Income         Earnings  Total    Income
====================================================================================================================================
BALANCE JUNE 30, 1996       1,371,146    $1,371  $1,886     $  294      $(1,676)     $  (418)       $10,265   $11,722
                            ---------    ------  ------     ------      --------     --------       -------   -------
Net earnings                                                                                          3,415     3,415    $3,415
Other comprehensive
  income:
  Currency translation,
    net of $38 tax                                                                      (412)                    (412)     (412)
  Other, net of tax                                                                       11                       11        11
                                                                                                                         ------
  Total comprehensive
    income                                                                                                               $3,014
                                                                                                                         ======
Dividends to shareholders:
  Common                                                                                             (1,225)   (1,225)
  Preferred, net of tax
    benefit                                                                                            (104)     (104)
Treasury purchases            (30,875)      (31)                                                     (1,621)   (1,652)
Employee plan issuances         8,801         9                240                                                249
Preferred stock
  conversions                   1,771         2     (27)        25                                                 --
ESOP debt guarantee
  reduction                                                                  42                                    42
                            ---------    ------  ------     ------      -------      -------        -------   -------
BALANCE JUNE 30, 1997       1,350,843     1,351   1,859        559       (1,634)        (819)        10,730    12,046
                            ---------    ------  ------     ------      -------      -------        -------   -------
Net earnings                                                                                          3,780     3,780    $3,780
Other comprehensive
  income:
  Currency translation,
    net of $25 tax                                                                      (536)                    (536)     (536)
  Other, net of tax                                                                       (2)                      (2)       (2)
                                                                                                                         ------
Total comprehensive
    income                                                                                                               $3,242
                                                                                                                         ======
Dividends to shareholders:
  Common                                                                                             (1,358)   (1,358)
  Preferred, net of tax
    benefit                                                                                            (104)     (104)
Treasury purchases            (24,716)      (25)                                                     (1,904)   (1,929)
Employee plan issuances         8,777         9                312                                                321
Preferred stock
  conversions                   2,557         2     (38)        36                                                 --
ESOP debt guarantee
  reduction                                                                  18                                    18
                            ---------    ------  ------     ------      -------      -------        -------   -------
BALANCE JUNE 30, 1998       1,337,461     1,337   1,821        907       (1,616)      (1,357)        11,144    12,236
                            ---------    ------  ------     ------      -------      -------        -------   -------
Net earnings                                                                                          3,763     3,763    $3,763
Other comprehensive
  income:
  Currency translation,
    net of $4 tax                                                                       (232)                    (232)     (232)
  Other, net of tax                                                                      (17)                     (17)      (17)
                                                                                                                         ------
  Total comprehensive
    income                                                                                                               $3,514
                                                                                                                         ======
Dividends to shareholders:
  Common                                                                                             (1,517)   (1,517)
  Preferred, net of tax
    benefit                                                                                            (109)     (109)
Treasury purchases            (29,924)      (30)                                                     (2,503)   (2,533)
Employee plan issuances         9,605        10                393                                                403
Preferred stock
  conversions                   2,612         3     (40)        37                                                 --
ESOP debt guarantee
  reduction                                                                  64                                    64
                            ---------    ------  ------     ------      -------      -------        -------   -------
BALANCE JUNE 30, 1999       1,319,754    $1,320  $1,781     $1,337      $(1,552)     $(1,606)       $10,778   $12,058
                            =========    ======  ======     ======      =======      =======        =======   =======

See accompanying Notes to Consolidated Financial Statements


CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                                           Years Ended June 30
                                                                     ===============================
Amounts in Millions                                                     1999        1998        1997
====================================================================================================
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                         $ 1,549     $ 2,350     $ 2,074
                                                                     -------     -------     -------
OPERATING ACTIVITIES
Net earnings                                                           3,763       3,780       3,415
Depreciation and amortization                                          2,148       1,598       1,487
Deferred income taxes                                                    (60)       (101)        (26)
Change in accounts receivable                                           (207)         42           8
Change in inventories                                                    (96)       (229)        (71)
Change in accounts payable, accrued and other liabilities                792          (3)        561
Change in other operating assets and liabilities                        (926)        (65)        503
Other                                                                    130        (137)          5
                                                                      ------     -------     -------
TOTAL OPERATING ACTIVITIES                                             5,544       4,885       5,882
                                                                      ------     -------     -------
INVESTING ACTIVITIES
Capital expenditures                                                  (2,828)     (2,559)     (2,129)
Proceeds from asset sales                                                434         555         520
Acquisitions                                                            (137)     (3,269)       (150)
Change in investment securities                                          356          63        (309)
                                                                     -------     -------     -------
TOTAL INVESTING ACTIVITIES                                            (2,175)     (5,210)     (2,068)
                                                                     -------     -------     -------
FINANCING ACTIVITIES
Dividends to shareholders                                             (1,626)     (1,462)     (1,329)
Change in short-term debt                                                689       1,315        (160)
Additions to long-term debt                                              986       1,970         224
Reductions of long-term debt                                            (334)       (432)       (724)
Proceeds from stock options                                              212         158         134
Treasury purchases                                                    (2,533)     (1,929)     (1,652)
                                                                     -------     -------     -------
TOTAL FINANCING ACTIVITIES                                            (2,606)       (380)     (3,507)
                                                                     -------     -------     -------
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS             (18)        (96)        (31)
                                                                     -------     -------     -------
CHANGE IN CASH AND CASH EQUIVALENTS                                      745        (801)        276
                                                                     -------     -------     -------
CASH AND CASH EQUIVALENTS, END OF YEAR                               $ 2,294     $ 1,549     $ 2,350
                                                                     =======     =======     =======
SUPPLEMENTAL DISCLOSURE
Cash payments for:
  Interest, net of amount capitalized                                $   640     $   536     $   449
  Income taxes                                                         1,957       2,056       1,380
Liabilities assumed in acquisitions                                       38         808          42
=============================================================        =======     =======     =======

See accompanying Notes to Consolidated Financial Statements



RESPONSIBILITY FOR THE FINANCIAL STATEMENTS
Consolidated financial statements and financial information included in this report are the responsibility of Company management. This includes preparing the statements in accordance with accounting principles generally accepted in the United States and necessarily includes estimates based on management's best judgments.
     To help insure the accuracy and integrity of Company financial data, management maintains internal controls designed to provide reasonable assurance that transactions are executed as authorized and accurately recorded and that assets are properly safeguarded. These controls are monitored by an ongoing program of internal audits. These audits are supplemented by a self-assessment program that enables individual organizations to evaluate the effectiveness of their controls. Careful selection of employees and appropriate divisions of responsibility are designed to achieve control objectives. The Company's "Worldwide Business Conduct Manual" sets forth management's commitment to conduct its business affairs with the highest ethical standards.
     Deloitte & Touche LLP, independent public accountants, have audited and reported on the Company's consolidated financial statements. Their audits were performed in accordance with generally accepted auditing standards.
     The Board of Directors, acting through its Audit Committee composed entirely of outside directors, oversees the adequacy of internal controls. The Audit Committee meets periodically with representatives of Deloitte & Touche LLP and internal financial management to review internal control, auditing and financial reporting matters. The independent auditors and the internal auditors also have full and free access to meet privately with the Audit Committee.

/s/JOHN E. PEPPER       /s/DURK I. JAGER                /s/CLAYTON C. DALEY, JR.
John E. Pepper          Durk I. Jager                   Clayton C. Daley Jr.
Chairman of the Board   President and Chief Executive   Chief Financial Officer



REPORT OF INDEPENDENT ACCOUNTANTS
DELOITTE &                                                 250 East Fifth Street
 TOUCHE LLP                                               Cincinnati, Ohio 45202
-----------

To the Board of Directors and Shareholders of The Procter & Gamble Company:

We have audited the accompanying consolidated balance sheets of The Procter & Gamble Company and subsidiaries as of June 30, 1999 and 1998 and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the three years in the period ended June 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at June 30, 1999 and 1998 and the results of its operations and cash flows for each of the three years in the period ended June 30, 1999, in conformity with generally accepted accounting principles.

/s/DELOITTE & TOUCHE LLP
July 29, 1999



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Millions of Dollars Except Per Share Amounts

1  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation: The consolidated financial statements include The Procter & Gamble Company and its controlled subsidiaries (the Company). Investments in companies over which the Company exerts significant influence, but does not control the financial and operating decisions, are accounted for by the equity method. These investments are managed as integral parts of the Company's segment operations, and the Company's share of their results is included in net sales for the related segments.

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

Accounting Changes: In 1999, the Company adopted SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," which, on a prospective basis, revised the accounting for software development costs. Under SOP 98-1, certain costs that the Company has historically expensed are now capitalized. The adoption of this statement did not have a material impact on the Company's financial statements.

New Pronouncements: In June 1998, the FASB issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities," which revises the accounting for derivative financial instruments. The Company is currently analyzing the impact of this statement, which is required to be adopted in 2001, but does not expect it to have a material impact on the Company's financial statements.

Currency Translation: Financial statements of subsidiaries outside the U.S. generally are measured using the local currency as the functional currency. Adjustments to translate those statements into U.S. dollars are accumulated in a separate component of shareholders' equity. For subsidiaries operating in highly inflationary economies, the U.S. dollar is the functional currency. Remeasurement adjustments for highly inflationary economies and other transactional exchange gains and losses are reflected in earnings.

Cash Equivalents: Highly liquid investments with maturities of three months or less when purchased are considered cash equivalents.

Inventory Valuation: Inventories are valued at cost, which is not in excess of current market price. Cost is primarily determined by either the average cost or the first-in, first-out method. The replacement cost of last-in, first-out inventories exceeded carrying value by approximately $100 and $91 at June 30, 1999 and 1998, respectively.

Goodwill and Other Intangible Assets: The cost of intangible assets is amortized, principally on a straight-line basis, over the estimated periods benefited, generally forty years for goodwill and periods ranging from five to forty years for other intangible assets. The realizability of goodwill and other intangibles is evaluated periodically when events or circumstances indicate a possible inability to recover the carrying amount. Such evaluation is based on various analyses, including cash flow and profitability projections that incorporate the impact of existing Company businesses. The analyses necessarily involve significant management judgment to evaluate the capacity of an acquired business to perform within projections. Historically, the Company has generated sufficient returns from acquired businesses to recover the cost of the goodwill and other intangible assets.

Property, Plant and Equipment: Property, plant and equipment are recorded at cost reduced by accumulated depreciation. Depreciation expense is provided based on estimated useful lives using the straight-line method. Estimated useful lives are periodically reviewed, and where warranted, changes are made that result in an acceleration of depreciation.

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

2  ORGANIZATION 2005

On June 9, 1999, the Company announced an Organization 2005 program that is an integral part of the broader 2005 initiative, which includes a realignment of the organization structure, work processes and culture designed to accelerate growth by streamlining management decision-making, manufacturing and other work processes to increase the Company's ability to innovate and bring initiatives to global markets more quickly.
     In connection with this program, effective July 1, 1999, the Company moved from a geographic region structure to product-based Global Business Units
(GBUs), which will be responsible for all strategic, manufacturing and sourcing activities. The GBU structure will be complemented by eight Market Development Organizations (MDOs) intended to maximize the business potential of the entire product portfolio in each local market. Organization 2005 will also consolidate, standardize and streamline essential business services such as accounting, employee benefits, order management and information technology services, by creating a Global Business Services organization. In order to implement the program's structural changes and achieve the benefits of faster growth, the Company also needs to make a number of structural and organizational changes to both its administrative and manufacturing operations. This will result in the implementation of standardized global manufacturing facilities and processes designed to streamline its global manufacturing capabilities.
     The costs resulting from Organization 2005 include those related to separation and relocation of employees, streamlining manufacturing capabilities, including consolidation and closure of certain manufacturing facilities, and other charges. Total charges related to Organization 2005 are expected to approximate $2.6 billion ($1.9 billion after tax) over six years. The Company recorded charges totaling $481 ($385 after tax) for the year ended June 30, 1999, and expects to record additional charges under this program totaling $1.5 billion ($1.0 billion after tax) during the next two years, approximately two-thirds of which will be incurred in fiscal 2000. The balance of the charges related to Organization 2005 are not expected to materially affect any single year, and savings are expected to offset the charges. Given the scope, magnitude and term of this program, the expected timing and amount of costs and savings are based on management's judgment. Accordingly, such estimates could change as future events evolve.

     For 1999, the before-tax charges consisted of the following:


                                               Cash      Amount
                                              Spent     Charged
                                   Total     During     Against     Ending
                                 Charges     Period      Assets   Reserves
==========================================================================
Employee separations                 $45       $(10)     $   -         $35
Asset write-downs                    217          -       (217)          -
Accelerated depreciation             208          -       (208)          -
Other                                 11         (2)         -           9
                                 -----------------------------------------
                                     481        (12)      (425)         44
==========================================================================

     The Organization 2005 charges are included in the Company's cost of products sold ($443) and in marketing, research and administrative expenses ($38), and are included in Corporate & Other for segment reporting.
     The employee separation charges in 1999 relate to severance packages for approximately 400 people, primarily administrative employees in Asia, Europe, Middle East and Africa. The predominantly voluntary packages are formula-driven based on salary levels and past service and were charged to earnings upon acceptance of the package. The Organization 2005 program will result in approximately 9,000 additional employee separations over the next two years.
     The asset write-downs relate primarily to manufacturing assets that, based on a shift in global strategy resulting from Organization 2005, as well as demand trends below expectation, now are expected to operate at levels significantly below their capacity for an extended period of time. Because the projected cash flows from such assets over their remaining useful lives are less than the current carrying values, the assets were written down to their estimated fair values as determined using discounted cash flows. The balance of the asset write-downs relate to "assets held for disposal" and represent excess capacity that is in the process of being removed from service and disposed. Such assets were written down to the lower of their current carrying basis or amounts expected to be realized upon disposal, net of related disposal costs. Such disposal costs are not expected to be significant. The disposition of these assets, which do not have a significant remaining carrying value, will be completed during the first quarter of fiscal 2000, primarily through abandonment. The asset write-downs charged to earnings in 1999 will not have a significant impact on future depreciation charges.
     The accelerated depreciation relates to long-lived productive assets that will be taken out of service prior to the end of their normal service period due to manufacturing consolidations, technology standardization and closures that will occur primarily over the next three years, resulting from Organization 2005. The Company's policy is to change the estimated useful lives of such assets, resulting in an acceleration of depreciation. The underlying plant closures and consolidations will impact all regions and product segments. These planned plant closures and consolidations will not be executed immediately due to either capacity or logistics constraints.

3  ACQUISITIONS

Acquisitions accounted for as purchases in 1999 and 1997 totaled $137 and $150, respectively. In 1998, the Company acquired Tambrands, Inc., and its global leading brand, Tampax, for approximately $1,844 in cash. Other acquisitions in 1998 totaled $1,425 and included the acquisition of paper businesses and increased ownership in various ventures in Latin America and Asia. The 1998 acquisitions, all of which were accounted for using the purchase method, resulted in goodwill of $3,335.

4 SUPPLEMENTAL FINANCIAL INFORMATION

                                                 June 30
                                           =================
                                             1999       1998
============================================================
ACCRUED AND OTHER LIABILITIES
Marketing expenses                         $1,094     $1,109
Compensation expenses                         449        485
Other                                       2,540      2,348
                                           -----------------
                                            4,083      3,942

OTHER NON-CURRENT LIABILITIES
Postretirement benefits                    $1,081     $1,193
Pension benefits                              926        843
Other                                         694      1,251
                                           -----------------
                                            2,701      3,287
============================================================

Selected Operating Expenses
Research and development costs are charged to earnings as incurred and were $1,726 in 1999, $1,546 in 1998 and $1,469 in 1997. Advertising costs are charged to earnings as incurred and were $3,538 in 1999, $3,704 in 1998 and $3,466 in 1997.

Net Earnings Per Common Share
Net earnings less preferred dividends (net of related tax benefits) are divided by the weighted average number of common shares outstanding during the year to calculate basic net earnings per common share. Diluted net earnings per common share are calculated to give effect to stock options and convertible preferred stock.

Basic and diluted net earnings per share are reconciled as follows:

                                                         Years Ended June 30
                                                     =========================
                                                       1999     1998     1997
==============================================================================
Net earnings available to common shareholders        $3,654   $3,676   $3,311
Effect of dilutive securities
  Preferred dividends, net of tax benefit               109      104      104
  Preferred dividend impact on funding of ESOP          (22)     (25)     (32)
                                                     -------------------------
Diluted net earnings                                  3,741    3,755    3,383
                                                     -------------------------
Basic weighted average common shares outstanding 1,328.1 1,343.4 1,360.3 Effect of dilutive securities
  Conversion of preferred shares                        97.2     99.8    101.9
  Exercise of stock options                             21.5     22.3     24.8
                                                     -------------------------
Diluted weighted average common shares outstanding   1,446.8  1,465.5  1,487.0
==============================================================================

5  Short-Term and Long-Term Debt

                                                               June 30
                                                          ===============
                                                            1999     1998
=========================================================================
SHORT-TERM DEBT
U. S. obligations                                         $2,308   $1,435
Foreign obligations                                          375      560
Current portion of long-term debt                            467      286
                                                          ---------------
                                                           3,150    2,281
=========================================================================

     The weighted average short-term interest rates were 5.7% and 6.2% as of June 30, 1999 and 1998, respectively.

                                                                 June 30
                                                            ===============
                              Average
                                 Rate     Maturities          1999     1998
===========================================================================
LONG-TERM DEBT
U.S. notes and debentures        6.59%     1999-2049        $3,760   $2,897
ESOP Series A                    8.33%     1999-2004           472      545
ESOP Series B                    9.36%     2007-2021         1,000    1,000
U.S. commercial paper                                        1,019    1,207
Foreign obligations                                            447      402
Current portion of
  long-term debt                                              (467)    (286)
                                                            ---------------
                                                             6,231    5,765
===========================================================================

     Long-term weighted average interest rates in the preceding table are as of June 30, 1999, and include the effects of related interest rate swaps discussed in Note 6. Certain commercial paper balances have been classified as long-term debt based on the Company's intent and ability to renew the obligations on a long-term basis. The Company has entered into derivatives that convert certain of these commercial paper obligations into fixed-rate obligations.
     The fair value of the long-term debt was $6,517 and $6,412 at June 30, 1999 and 1998, respectively. Long-term debt maturities during the next five years are as follows: 2000-$467; 2001-$368; 2002-$453; 2003-$1,103; and 2004-$1,190.

6  Risk Management Activities

The Company is exposed to market risk, including changes in interest rates, currency exchange rates and commodity prices. To manage the volatility relating to these exposures, the Company nets the exposures on a consolidated basis to take advantage of natural offsets and enters into various derivative transactions for the residual portion pursuant to the Company's policies in areas such as counterparty exposure and hedging practices. The financial impacts of these hedging instruments are offset in part or in whole by corresponding changes in the underlying exposures being hedged. The Company does not hold or issue derivative financial instruments for trading purposes.

Interest Rate Management

The Company's policy is to manage interest cost using a mix of fixed and variable rate debt. To manage this mix in a cost-efficient manner, the Company enters into interest rate swaps, in which the Company agrees to exchange, at specified intervals, the difference between fixed and variable interest amounts calculated by reference to an agreed-upon notional principal amount. These swaps are designated to hedge underlying debt obligations. For qualifying hedges, the interest rate differential is reflected as an adjustment to interest expense over the life of the swaps.
     Certain currency interest rate swaps are designated as hedges of the Company's related foreign net investments. Currency effects of these hedges are reflected in the accumulated other comprehensive income section of shareholders' equity, offsetting a portion of the translation of the net assets.
     The following table presents information for all interest rate instruments. The notional amount does not necessarily represent amounts exchanged by the parties and, therefore, is not a direct measure of the Company's exposure to credit risk. The fair value approximates the cost to settle the outstanding contracts. The carrying value includes the net amount due to counterparties under swap contracts, currency translation associated with currency interest rate swaps and any marked-to-market value adjustments of instruments.

                           June 30
                      ===============
                        1999     1998
=====================================
Notional amount       $1,614   $2,149
                      ---------------

Fair value            $    7   $    7
Carrying value            15       28
                      ---------------
Unrecognized loss         (8)     (21)
=====================================

     Although derivatives are an important component of the Company's interest rate management program, their incremental effect on interest expense for 1999, 1998 and 1997 was not material.

Currency Rate Management
The Company manufactures and sells its products in a number of countries throughout the world and, as a result, is exposed to movements in foreign currency exchange rates.
     The major foreign currency exposures involve the markets in Western and Eastern Europe, Asia and Mexico. The primary purpose of the Company's foreign currency hedging activities is to protect against the volatility associated with foreign currency purchases of materials and other assets and liabilities created in the normal course of business. Corporate policy prescribes the range of allowable hedging activity. The Company primarily utilizes forward exchange contracts and purchased options with maturities of less than eighteen months.
     In addition, the Company enters into certain foreign currency swaps to hedge intercompany financing transactions, and utilizes purchased foreign currency options with maturities of generally less than eighteen months and forward exchange contracts to hedge against the effect of exchange rate fluctuations on royalties and foreign source income.
     Gains and losses related to qualifying hedges of foreign currency firm commitments or anticipated transactions are deferred in prepaid expense and are included in the basis of the underlying transactions. To the extent that a qualifying hedge is terminated or ceases to be effective as a hedge, any deferred gains and losses up to that point continue to be deferred and are included in the basis of the underlying transaction. All other foreign exchange contracts are marked-to-market on a current basis, generally to marketing, research and administration expense. To the extent anticipated transactions are no longer likely to occur, the related hedges are closed with gains or losses charged to earnings on a current basis.

     Currency instruments outstanding are as follows:

                                                June 30
                                          =================
                                            1999       1998
===========================================================
Notional amount
  Forward contracts                       $1,988     $3,448
  Purchased options                        1,358      1,262
  Currency swaps                              33        217
Fair value
  Forward contracts                       $   (6)    $   30
  Purchased options                           19         16
  Currency swaps                               5          8
===========================================================

     The reduction in the notional amount of forward contracts reflects the introduction of the euro and increased efficiencies in our hedge program. The deferred gains and losses on these instruments were not material.
     In addition, in order to hedge currency exposures related to the net investments in foreign subsidiaries, the Company utilizes local currency financing entered into by the subsidiaries, and currency interest rate swaps and other foreign currency denominated financing instruments entered into by the parent. Gains and losses on instruments designated as hedges of net investments are offset against the translation effects reflected in shareholders' equity.
     Currency interest rate swaps, foreign currency instruments and foreign currency denominated debt that have been designated as hedges of the Company's net investment exposure in certain foreign subsidiaries have notional amounts totaling $826 and $1,138 at June 30, 1999 and 1998, respectively. These hedges resulted in gains of $5 and $42, net of $4 and $25 in tax effects, reflected in shareholders' equity.

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

7  Stock Options

The Company has stock-based compensation plans under which stock options are granted annually to key managers and directors at the market price on the date of grant. The 1999 grants are fully exercisable after three years and have a fifteen year life, while prior years' grants are fully exercisable after one year and have a ten year life. In 1998, the Company granted stock options to all eligible employees not covered by the key manager and director plans. These grants, which comprised 8.7 million of the 20.3 million options granted in 1998, are fully exercisable after five years and have a ten year life. The Company issues stock appreciation rights in countries where stock options have not been approved by local governments.
     Pursuant to FASB Statement No. 123, "Accounting for Stock-Based Compensation," the Company has elected to account for its employee stock option plans under APB Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, compensation cost has not been recognized for stock options issued under these plans. Had compensation cost for the plans been determined based on the fair value at the grant date consistent with FASB Statement No. 123, the Company's net earnings and earnings per share would have been as follows:

                                                        Years Ended June 30
                                                     ========================
                                                       1999     1998     1997
=============================================================================
Net earnings
  As reported                                        $3,763   $3,780   $3,415
  Pro forma                                           3,683    3,472    3,305
Net earnings per common share
Basic
  As reported                                        $ 2.75   $ 2.74   $ 2.43
  Pro forma                                            2.69     2.51     2.35
Diluted
  As reported                                          2.59     2.56     2.28
  Pro forma                                            2.53     2.35     2.20
=============================================================================

     The fair value of each option grant is estimated on the date of grant using a binomial option-pricing model with the following weighted average assumptions:

                                                        Years Ended June 30
                                                     ========================
                                                       1999     1998     1997
=============================================================================
Interest rate                                          5.4%     5.6%     6.6%
Dividend yield                                         1.5%       2%       2%
Expected volatility                                     26%      26%      22%
Expected life in years                                    7        6        6
=============================================================================

     Stock option activity was as follows:

                                                        Options in Thousands
                                                     ========================
                                                       1999     1998     1997
=============================================================================
Outstanding, July 1                                  79,918   68,514   66,657
Granted                                               7,026   20,315   10,409
Exercised                                            (9,397)  (8,477)  (8,357)
Canceled                                               (737)    (434)    (195)
                                                     ------------------------
Outstanding, June 30                                 76,810   79,918   68,514
Exercisable                                          61,664   59,610   58,098
Available for grant                                  39,874   31,558   28,538
Average price
  Outstanding, beginning of year                     $45.58   $31.00   $24.79
  Granted                                             89.72    83.26    58.72
  Exercised                                           22.36    18.57    16.02
  Outstanding, end of year                            52.11    45.58    31.00
  Exercisable, end of year                            43.79    32.74    26.03
Weighted average fair value of
  options granted during the year                     32.23    24.56    17.14
=============================================================================

     The following table summarizes information about stock options outstanding at June 30, 1999:

                                  Options Outstanding
                   ---------------------------------------------------
                        Number                            Weighted-Avg
Range of           Outstanding       Weighted-Avg            Remaining
Prices             (Thousands)     Exercise Price     Contractual Life
======================================================================
$15 to 26               19,642             $22.99            2.3 years
 28 to 46               21,899              35.24            5.7
 57 to 83               17,822              71.10            8.0
 84 to 94               17,447              86.66           10.6

     The following table summarizes information about stock options exercisable at June 30, 1999:

                       Options Exercisable
                --------------------------------
                     Number
Range of        Exercisable         Weighted-Avg
Prices          (Thousands)       Exercise Price
================================================
$15 to 26            19,642               $22.99
 28 to 46            21,899                35.24
 57 to 83             9,824                61.65
 84 to 94            10,299                84.59
================================================

8  Employee Stock Ownership Plan

The Company maintains the Procter & Gamble Profit Sharing Trust and Employee Stock Ownership Plan (ESOP) to provide funding for two primary postretirement benefits: a defined contribution profit sharing plan and certain U.S. postretirement health care benefits.
     The ESOP borrowed $1,000 in 1989, which has been guaranteed by the Company. The proceeds were used to purchase Series A ESOP Convertible Class A Preferred Stock to fund a portion of the defined contribution plan. Principal and interest requirements are $117 per year, paid by the trust from dividends on the preferred shares and from cash contributions and advances from the Company. The shares are convertible at the option of the holder into one share of the Company's common stock. Annual credits to participants' accounts are based on individual base salaries and years of service, and do not exceed 15% of total participants' annual salaries and wages. The liquidation value is equal to the issue price of $13.75 per share.

                                                       Years Ended June 30
                                                      ======================
                                                      1999     1998     1997
============================================================================
ESOP preferred shares allocated at market value       $279     $235     $247
Company contributions                                   18       35       11
                                                      ----------------------
Benefits earned                                        297      270      258
============================================================================

     In 1991, the ESOP borrowed an additional $1,000, also guaranteed by the Company. The proceeds were used to purchase Series B ESOP Convertible Class A Preferred Stock to fund a portion of retiree health care benefits. Debt service requirements are $94 per year, funded by preferred stock dividends and cash contributions from the Company. Each share is convertible at the option of the holder into one share of the Company's common stock. The liquidation value is equal to the issue price of $26.12 per share.

                                                       Shares in Thousands
                                                    ========================
                                                      1999     1998     1997
============================================================================
Outstanding, June 30
  Series A                                          58,342   60,635   62,952
  Series B                                          37,485   37,805   38,045
============================================================================

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

9  Postretirement Benefits

The Company offers various postretirement benefits to its employees.

Defined Contribution Retirement Plans
Within the U.S., the most significant retirement benefit is the defined contribution profit sharing plan described in Note 8.

Other Retiree Benefits
The Company also provides certain health care and life insurance benefits for substantially all U.S. employees who become eligible for these benefits when they meet minimum age and service requirements. Generally, the health care plans require contributions from retirees and pay a stated percentage of expenses, reduced by deductibles and other coverages. Retiree contributions change annually in line with health care cost trends. These benefits are partially funded by an ESOP, as well as certain other assets contributed by the Company.
     Certain other employees, primarily outside the U.S., are covered by local defined benefit pension, health care and life insurance plans.
     The elements of the net amount recognized for the Company's postretirement plans are summarized below:

                                            Years Ended June 30
                                 -----------------------------------------
                                                              Other
                                  Pension Benefits       Retiree Benefits
                                 ==================     ==================
                                   1999        1998       1999        1998
==========================================================================
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at
  beginning of year              $2,282      $1,991     $1,465      $1,460
Service cost                        111         106         49          42
Interest cost                       140         148         97         102
Participants' contributions           4           3         17          11
Amendments                           (5)         21         (1)         (6)
Actuarial loss (gain)               164          87       (356)        (71)
Acquisitions                          4         154          0           1
Curtailments                         (3)         13          0           0
Currency exchange                   (73)        (85)        (1)         (7)
Benefit payments                   (136)       (156)       (71)        (67)
                                 -----------------------------------------
Benefit obligation at
  end of year                     2,488       2,282      1,199       1,465
                                 -----------------------------------------

CHANGE IN PLAN ASSETS
Fair value of plan assets
  at beginning of year            1,523       1,229      2,611       1,828
Actual return on plan assets        111         243        (49)        803
Acquisitions                          4         131          0           0
Employer contributions               95         103          8          37
Participants' contributions           4           3         17          11
Currency exchange                   (46)        (30)         0          (1)
Benefit payments                   (136)       (156)       (71)        (67)
                                 -----------------------------------------
Fair value of plan assets
  at end of year                  1,555       1,523      2,516       2,611
                                 -----------------------------------------

FUNDED STATUS
Funded status at end of year       (933)       (759)     1,317       1,146
Unrecognized net
  actuarial loss (gain)              17        (163)    (2,384)     (2,354)
Unrecognized transition
  amount                             27          32          0           0
Unrecognized prior
  service cost                       37          75        (21)        (21)
                                 -----------------------------------------
Net amount recognized              (852)       (815)    (1,088)     (1,229)
==========================================================================
Prepaid benefit cost             $   59      $   34     $    1      $    1
Accrued benefit cost               (936)       (849)    (1,089)     (1,230)
Accumulated other
  comprehensive income               25           0          0           0
                                 -----------------------------------------
Net liability recognized           (852)       (815)    (1,088)     (1,229)
==========================================================================

     The Company's stock comprised $2,346 and $2,443 of other retiree plan assets, net of Series B ESOP debt, as of June 30, 1999 and 1998, respectively.
     Assumptions for the postretirement benefit calculations are as follows:

                                                Years Ended June 30
                                       ---------------------------------------
                                                                   Other
                                       Pension Benefits       Retiree Benefits
                                       ================       ================
                                       1999        1998       1999        1998
==============================================================================
WEIGHTED AVERAGE ASSUMPTIONS
  Discount rate                         6.0%       7.0%       7.5%        6.8%
  Expected return on plan assets          8%         9%        10%          9%
  Rate of compensation increase           5%         5%         -           -
  Initial health care cost trend rate*    -          -          6%          8%
==============================================================================
*Assumed to decrease to 5% by 2006 and remain at that level thereafter.

     Components of the net periodic benefit cost are as follows:

                                               Years Ended June 30
                               ------------------------------------------------
                                                                  Other
                                  Pension Benefits           Retiree Benefits
                               ======================     =====================
                               1999     1998     1997     1999    1998     1997
===============================================================================
COMPONENTS OF
NET PERIODIC
BENEFIT COST
Service cost                   $111     $106     $100     $ 49    $ 42     $ 45
Interest cost                   140      148      131       97     102      109
Expected return
  on plan assets               (105)    (103)     (87)    (218)   (171)    (138)
Amortization of
  prior service cost              8        7        5       (2)     (2)      (2)
Amortization of
  transition amount               3        3        0        0       0        0
Curtailment loss                  0       12        0        0       0        0
Recognized net
  actuarial
  loss (gain)                     4        0       (7)     (58)    (41)     (18)
                               ------------------------------------------------
Gross benefit cost              161      173      142     (132)    (70)      (4)
Dividends on ESOP
  preferred stock                 0        0        0      (78)    (78)     (79)
                               ------------------------------------------------
Net periodic
  benefit cost                  161      173      142     (210)   (148)     (83)
===============================================================================

     The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $1,382, $1,122 and $233, respectively, as of June 30, 1999, and $1,206, $984 and $155, respectively, as of June 30, 1998.
     Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one percentage point change in assumed health care cost trend rates would have the following effects:

                                      One Percentage    One Percentage
                                      Point Increase    Point Decrease
======================================================================
Effect on total of service and
  interest cost components                      $ 28            $ (23)
Effect on postretirement
  benefit obligation                             162             (136)
======================================================================

10  Income Taxes

Earnings before income taxes consist of the following:

                              Years Ended June 30
                            ========================
                              1999     1998     1997
====================================================
United States               $3,474   $3,632   $3,232
International                2,364    2,076    2,017
                            ------------------------
                             5,838    5,708    5,249
====================================================

     The income tax provision consists of the following:

                               Years Ended June 30
                            ========================
                              1999     1998     1997
====================================================
CURRENT TAX EXPENSE
  U.S. Federal              $1,080   $  996   $  967
  International                934      918      805
  U.S. State & Local           121      115       88
                            ------------------------
                             2,135    2,029    1,860

DEFERRED TAX EXPENSE
  U.S. Federal                 (74)      51        1
  International & other         14     (152)     (27)
                            ------------------------
                               (60)    (101)     (26)
                            ------------------------
Total                        2,075    1,928    1,834
====================================================

     Taxes credited to shareholders' equity for the years ended June 30, 1999 and 1998 were $222 and $147, respectively. Undistributed earnings of foreign subsidiaries that are considered to be reinvested indefinitely were $7,764 at June 30, 1999.
     The effective income tax rate was 35.5%, 33.8% and 34.9% in 1999, 1998 and 1997, respectively, compared to the U.S. statutory rate of 35.0%. Excluding the Organization 2005 program costs and related tax effects, the effective tax rate was 34.4%.
     Deferred income tax assets and liabilities are comprised of the following:

                                                        June 30
                                                   ================
                                                   1999        1998
===================================================================
Current deferred tax assets                        $ 621    $   595
                                                   ----------------

Non-current deferred tax assets (liabilities)
  Depreciation                                     $(979)   $(1,058)
  Postretirement benefits                            392        435
  Loss and other carryforwards                       206        167
  Other                                               19         28
                                                   ----------------
                                                    (362)      (428)
===================================================================

     Included in the above are total valuation allowances of $140 and $177 in 1999 and 1998, respectively.

11  Commitments and Contingencies

The Company has purchase commitments for materials, supplies, and property, plant and equipment incidental to the ordinary conduct of business. In the aggregate, such commitments are not at prices in excess of current market.
     The Company is subject to various lawsuits and claims with respect to matters such as governmental regulations, income taxes and other actions arising out of the normal course of business. The Company is also subject to contingencies pursuant to environmental laws and regulations that in the future may require the Company to take action to correct the effects on the environment of prior manufacturing and waste disposal practices. Accrued environmental liabilities for remediation and closure costs at June 30, 1999 were $58 and, in management's opinion, such accruals are appropriate based on existing facts and circumstances. Current year expenditures were not material.
     While the effect on future results of these items is not subject to reasonable estimation because considerable uncertainty exists, in the opinion of management and Company counsel, the ultimate liabilities resulting from such claims will not materially affect the Company's financial statements.

12  Segment Information

In 1999, the Company was organized and managed on a geographical basis, with four operating segments: North America, which includes the United States and Canada; Europe, Middle East and Africa; Asia; and Latin America.
     The Corporate & Other segment includes certain financing and employee benefit costs, goodwill amortization, other general corporate income and expense items, segment eliminations, certain asset impairments and the Organization 2005 costs (see Note 2). Corporate & Other also includes the activities of the Company's simplification and standardization program for the consolidation and re-engineering of selected manufacturing and distribution facilities, simplified product line-ups, as well as the gains and losses on sales of non-strategic brands and assets. Beginning with the fourth quarter of 1999, the Organization 2005 program superseded the simplification and standardization program. Corporate assets primarily include cash, investment securities and goodwill.
     The Company's largest customer, Wal-Mart Stores, Inc. and its affiliates, accounted for 12%, 11% and 10% of consolidated net sales in 1999, 1998 and 1997, respectively. These sales occurred primarily in the North America segment.

                                                           Europe,
                                               North   Middle East              Latin   Corporate
                                             America    and Africa     Asia   America     & Other        Total
==============================================================================================================
Net Sales                           1999     $18,977       $11,878   $3,648    $2,825     $   797      $38,125
                                    1998      18,456        11,835    3,453     2,640         770       37,154
                                    1997      17,625        11,587    3,573     2,306         673       35,764
                                    ----     -------       -------   ------    ------        ----      -------
Net Earnings                        1999       2,710         1,214      279       318        (758)       3,763
                                    1998       2,474         1,092      174       274        (234)       3,780
                                    1997       2,253           956      275       256        (325)       3,415
                                    ----     -------       -------   ------    ------        ----      -------
Earnings Before Income Taxes        1999       4,215         1,692      411       350        (830)       5,838
                                    1998       3,789         1,540      266       329        (216)       5,708
                                    1997       3,516         1,446      400       326        (439)       5,249
                                    ----     -------       -------   ------    ------     -------      -------
Identifiable Assets                 1999      11,390         6,286    2,793     1,577      10,067       32,113
                                    1998      11,063         5,998    2,499     1,519       9,887       30,966
                                    1997      10,280         5,433    2,726     1,389       7,716       27,544
                                    ----     -------       -------   ------    ------     -------      -------
Capital Expenditures                1999       1,484           905      265       174           -        2,828
                                    1998       1,433           686      266       174           -        2,559
                                    1997       1,163           547      287       132           -        2,129
                                    ----     -------       -------   ------    ------     -------      -------
Depreciation and Amortization       1999         902           481      161        87         517        2,148
                                    1998         731           345      144        91         287        1,598
                                    1997         666           374      139        71         237        1,487
                                    ----     -------       -------   ------    ------     -------      -------
Interest Expense                    1999           -             -        -         -         650          650
                                    1998           -             -        -         -         548          548
                                    1997           -             -        -         -         457          457
                                    ====     =======       =======   ======    ======     =======      =======

Product Net Sales Information

The following is supplemental information on net sales by product groups, aligned as follows:

     Laundry and Cleaning-dish care, fabric conditioners, hard surface cleaners and laundry.
     Paper-diapers, feminine protection, tissue and towel, and wipes.
     Beauty Care-cosmetics, deodorants, fragrances, hair care, personal cleansing and skin care.
     Food and Beverage-coffee, commercial services, juice, peanut butter, shortening and oil, and snacks.
     Health Care-gastrointestinal, oral care, pharmaceuticals and respiratory care.

         Laundry and                 Beauty     Food and     Health     Corporate
            Cleaning       Paper       Care     Beverage       Care       & Other       Total
=============================================================================================
1999         $11,517     $11,451     $7,115       $4,381     $2,836          $825     $38,125
1998          11,099      10,862      7,160        4,376      2,849           808      37,154
1997          10,892      10,101      7,101        4,107      2,895           668      35,764
====         =======     =======     ======       ======     ======          ====     =======

13  Quarterly Results (Unaudited)

                                                                        Quarters Ended                      Total
                                                        --------------------------------------------
                                                        Sept. 30     Dec. 31     Mar. 31     June 30*        Year*
=================================================================================================================
Net Sales                                   1998-99       $9,510      $9,934      $9,231      $9,450      $38,125
                                            1997-98        9,355       9,641       8,881       9,277       37,154
                                            -------       ------      ------      ------      ------      -------
Operating Income                            1998-99        1,874       1,837       1,665         877        6,253
                                            1997-98        1,739       1,688       1,516       1,112        6,055
                                            -------       ------      ------      ------      ------      -------
Net Earnings                                1998-99        1,167       1,142       1,040         414        3,763
                                            1997-98        1,087       1,046         961         686        3,780
                                            -------       ------      ------      ------      ------      -------
Basic Net Earnings Per Common Share         1998-99          .86         .84         .76         .29         2.75
                                            1997-98          .79         .76         .69         .50         2.74
                                            -------       ------      ------      ------      ------      -------
Diluted Net Earnings Per Common Share       1998-99          .80         .78         .72         .29         2.59
                                            1997-98          .73         .71         .65         .47         2.56
-------------------------------------       -------       ------      ------      ------      ------      -------


FINANCIAL HIGHLIGHTS
----------------------------------------------------------------------------------------------------------------------

Millions of Dollars Except Per Share and Percentage Amounts       1999*       1998        1997        1996        1995
======================================================================================================================
Net Sales                                                      $38,125     $37,154     $35,764     $35,284     $33,482
Operating Income                                                 6,253       6,055       5,488       4,815       4,244
Net Earnings                                                     3,763       3,780       3,415       3,046       2,645
Net Earnings Margin                                               9.9%       10.2%        9.5%        8.6%        7.9%
Basic Net Earnings Per Common Share                               2.75        2.74        2.43        2.14        1.85
Diluted Net Earnings Per Common Share                             2.59        2.56        2.28        2.01        1.74
Dividends Per Common Share                                        1.14        1.01         .90         .80         .70
Research and Development Expense                                 1,726       1,546       1,469       1,399       1,304
Advertising Expense                                              3,538       3,704       3,466       3,254       3,284
Total Assets                                                    32,113      30,966      27,544      27,730      28,125
Capital Expenditures                                             2,828       2,559       2,129       2,179       2,146
Long-Term Debt                                                   6,231       5,765       4,143       4,670       5,161
Shareholders' Equity                                            12,058      12,236      12,046      11,722      10,589
======================================                         =======     =======     =======     =======     =======

*Operating income includes a before-tax charge of $481 for Organization 2005 program costs. Net earnings include an after-tax charge of $385 for Organization 2005 program costs, and basic and diluted net earnings per share include charges of $.29 and $.26, respectively.



SHAREHOLDER INFORMATION

CONTACT P&G
24 HOURS A DAY
Visit our Web site at www.pg.com/investor
Call for financial information
1-800-764-7483
(1-513-945-9990 outside the U.S.)

PERSON TO PERSON
Shareholder Services representatives
available Monday-Friday, 9-4 EST
1-800-742-6253
(1-513-983-3034 outside the U.S.)
Automated service available after U.S.
business hours.

OR WRITE
The Procter & Gamble Company
Shareholder Services Department
P.O. Box 5572
Cincinnati, Ohio 45201-5572

IF ...
(bullet) You need help with your account or if you
         need automated access to your account
(bullet) You are interested in our Certificate
         Safekeeping service
(bullet) You want to arrange for direct deposit of
         dividends
(bullet) A stock certificate is lost, stolen or destroyed

THANKS TO YOUR FEEDBACK,
WE ARE CONTINUALLY IMPROVING P&G'S
INVESTOR WEB SITE (www.pg.com/investor):
(bullet) Customized navigation: Go to the "Quick
         Finder" feature to use the site's navigation that best describes you.
(bullet) Sign up to have P&G news releases and notification of important events, such as dividend payment dates, sent to you via e-mail.
(bullet) Check out the latest new, innovative P&G
         products available in a store near you.
(bullet) Sign up for P&G's direct stock purchase and dividend reinvestment plan by down-loading the application. As a shareholder, you can download all transaction forms required to maintain your account.



                  WE MAKE IT EASIER THAN EVER FOR YOU TO FIND
                            SHAREHOLDER INFORMATION
                          OR ANSWERS TO YOUR QUESTIONS

COMMON STOCK PRICE RANGE AND DIVIDENDS
                                        Price Range                          Dividends
                         =====================================           ================
                                1998-99             1997-98              1998-99  1997-98
                         =================                               =======
Quarter Ended               High       Low      High       Low
=========================================================================================
September 30             $ 94.00    $65.13    $77.56    $64.06            $.2850   $.2525
December 31                94.81     69.63     83.44     62.00             .2850    .2525
March 31                  101.81     82.00     87.88     77.31             .2850    .2525
June 30                   103.81     84.13     92.50     80.19             .2850    .2525
============             =======    ======    ======    ======            ======   ======

CORPORATE HEADQUARTERS
The Procter & Gamble Company
P.O. Box 599
Cincinnati, Ohio 45201-0599

TRANSFER AGENT/SHAREHOLDER SERVICES
The Procter & Gamble Company
Shareholder Services Department
P.O. Box 5572
Cincinnati, Ohio 45201-5572

REGISTRAR
Chase Manhattan Trust Company, N.A.
255 East Fifth Street, Suite 2115
Cincinnati, Ohio 45202

EXCHANGE LISTING
New York, Cincinnati, Amsterdam, Paris, Basle, Geneva, Lausanne, Zurich, Frankfurt, Brussels, Tokyo

SHAREHOLDERS OF COMMON STOCK
There were 278,245 Common Stock shareholders of record, including participants in the Shareholder Investment Program, as of July 23, 1999.

FORM 10-K
Beginning in October 1999, shareholders may obtain a copy of the Company's 1999 report to the Securities and Exchange Commission on Form 10-K by going to P&G's investor Web site at www.pg.com/investor or by calling us at 1-800-764-7483. This information is also available at no charge by sending a request to Shareholder Services at the address listed above.

SHAREHOLDERS' MEETING
The next annual meeting of shareholders will be held on Tuesday, October 12, 1999. A full transcript of the meeting will be available from Linda D. Rohrer, Assistant Secretary, at a cost of $10. Ms. Rohrer can be reached at One P&G Plaza, Cincinnati, Ohio 45202-3315.


(Page 48 is a double page - at the top of the right-hand page is a hat with P&G logo a mug with P&G logo)
You can order imprinted P&G merchandise from the P&G Galleria. Shop for umbrellas, business accessories and clothing online at www.ehowe.com or call 1-800-969-4693 (1-513-651-1888 outside the U.S.).

DID YOU KNOW ...
You can give P&G stock to your children, grandchildren, nieces, nephews and friends. The gift of P&G stock is perfect for any occasion, including baptisms, birthdays, holidays and graduations. The friend or relative you enroll in our Shareholder Investment Program will be able to reinvest dividend payments, as well as learn about the value of investing for the long term. With each gift, we will send an attractive, non-negotiable P&G gift certificate that you can frame for the recipient. Visit our investor Web site at www.pg.com/investor to view and download the enrollment package, or call us at 1-800-742-6253. Note, if you intend to give the gift of stock to more than one individual, an application must be filled out for each person. Please read the prospectus prior to investing.
(Bottom of right-hand page 48 is a little girl holding a P&G stock gift announcement)