Form 10-K, Exhibit 13
period 2000-06-30
PROCTER & GAMBLE CO
filed 2000-09-13
CIK 80424

EXHIBIT (13)
                         Annual Report to Shareholders.
                    (pages 1-4, 13-39 and inside back cover)

DEAR SHAREHOLDERS,

Fiscal 2000 was a tough year. Earnings came in below the goals we had originally established and felt we could achieve. In our drive to meet changes in the marketplace -- globalization, the Internet, consolidation among retailers -- we tried to do too much too fast. As a result, we lost critical balance in several key areas:

> We grew top-line sales more than we had over the past few years, but bottom-line earnings growth came in below historical rates.
> We introduced more new brands than during any other period in our history, but our biggest, most profitable brands didn't grow at acceptable rates.
> We invested for the future -- in new businesses and developing markets -- but some costs grew faster than revenues.
> We made important leadership changes, placing people into new jobs as part of our organizational restructuring, but we lost continuity in some parts of the business.

Even in the face of these challenges, our core earnings were above a year ago -- delivering record results.

> Net sales grew 5% on 4% unit volume growth-- very strong improvement over last year, when volume was flat.
> Net earnings were $3.5 billion or $2.47 per share, compared to $3.8 billion or $2.59 per share in 1999.
> Core net earnings, which exclude $688 million of Organization 2005 costs, were $4.2 billion. Core earnings per share grew 4% to $2.95.

While these results demonstrate progress, P&G is capable of delivering better results. We are confident we can reestablish the balance needed to deliver top-line revenue growth and bottom-line earnings growth. We have the core competencies and strengths to win; our new organizational design remains fundamentally right; and we have a focused plan to drive both sales and profit growth.

FUNDAMENTALS TO WIN
Our goal is simple: to create the most successful global brands in every category everywhere we compete. And we have the strengths to do it.

Today P&G has more leading brands than any other consumer products company in the world. We have strong relationships with our retail customers around the world. And our innovative people continue to set industry standards.

A.G. Lafley and John E. Pepper [Bottom of page 1, right-hand margin -- picture of A.G. Lafley and John E. Pepper]

[Top of page 2, left-hand margin -- P&G brands: Pampers, Bounty, Charmin, Tide, Folgers, Ariel, Downy, Always, Ariel, Pringles, Pantene ProV and Pantene]
TEN P&G BRANDS HAVE BILLION-DOLLAR SALES

BIG LEADERSHIP BRANDS P&G's megabrands generate significant sales and hold strong leadership positions. Eight brands are global leaders in their categories. Ten P&G brands each generate over a billion dollars in sales a year -- far more billion-dollar brands than our key competitors. Our 10 largest brands, together, would be a Fortune 100 company. And we have several other brands already in the market that we believe have billion-dollar potential.

SUPERIOR CUSTOMER RELATIONSHIPS In a recent U.S. survey by Cannondale Associates, retailers were asked to rank manufacturers on a number of competencies. P&G was ranked number one in virtually every category:

>    "Clearest Company Strategy"
>    "Brands Most Important to Retailers"
>    "Best Brand Marketers Overall"
>    "Most Innovative Marketing Programs"

This high regard by our customers is increasingly important. Today, our top 30 customers represent nearly 45% of our total volume, and we expect them to account for more than half of our volume by 2005. More importantly, these customers contributed about two-thirds of our recent volume growth and have a strong potential to drive future growth.

INNOVATION LEADERSHIP The quality of our people continues to be our most valuable asset. And that quality is demonstrated by the innovation of our organization.

> More than 8,000 scientists and researchers are accelerating the pace of new product and technology invention.
> We have a global innovation network of 18 technical centers in nine countries on four continents.
> P&G holds more than 27,000 patents and applies for 3,000 more each year -- or roughly 10 a day! In fact, we are among the top 10 patent-producing companies in the world -- well ahead of any other consumer products company.

Importantly, innovation isn't limited to products alone. P&G people are innovative leaders in every part of our business. For example:

> We are pioneering new Internet-based business models. Last year, we launched our initial Internet brand, reflect.com, the first to offer truly personalized beauty care products online. This venture is enabling us to get valuable experience in both Internet marketing and mass customization of products.
> We led the formation of a consortium of more than 50 companies to create a consumer products industry marketplace called Transora. This business-to-business portal will enable companies in our industry to buy and sell more than $200 billion of supplies and services annually, and will result in substantial savings for P&G.

What we hope you see from these examples is that P&G -- through the men and women who make up our Company -- is more than ever an industry innovator and leader.

RIGHT ORGANIZATION DESIGN
To gain even more value from our basic strengths, we have changed the way we're organized and the way we work. Our goals were to make it easy for innovation to flow across the enterprise and around the world; to learn directly from consumers as early as possible; and to profitably commercialize the best ideas and inventions quickly.

We're doing all that. Global Business Units flow product innovations across categories and geographic markets. Market Development Organizations get initiatives to local markets faster, more creatively, at less cost. And our Global Business Services organization leverages our size to deliver better-quality services internally at significantly lower cost to the Company.

We designed our new organization to be global and local at the same time -- a paradoxical challenge that we believe is key to our future success.

OUR ACTION PLAN FOR PROFITABLE GROWTH
We have learned a lot from our experience over the past year, and have applied this learning to a four-point plan to drive both sales and profit growth.

First, we are focusing sharply on building our biggest, strongest global brands, the core of our business. We need to be sure we are consistently growing our market share on these brands.

Second, we are making tougher choices about investing in new products and new businesses. We'll use fast-cycle learning techniques to get rapid consumer validation of our biggest ideas, and commercialize those ideas more quickly worldwide.

Third, we are working hard to get even more value from our strong customer relationships. We'll build on this strength by collaborating more closely with customers. The result will be even more innovative marketing programs for new and established brands alike.

[Bottom of page 3, right-hand margin, the following is in a graphic box:
P&G'S ACTION PLAN FOR GROWTH
01  BUILD BIG BRANDS
02  INVEST IN INNOVATION
03  DEEPEN CUSTOMER PARTNERSHIPS
04  REDUCE COSTS AND IMPROVE CASH MANAGEMENT]

Fourth, we are placing greater emphasis on rigorous cost control and cash management. We deployed teams to drive out waste and to find new efficiencies in overhead management, marketing support and product costs. In addition, we've renewed our emphasis on capital investment and working-capital efficiency.

We highlight some of our efforts in these areas on pages 8 - 11.

A PASSION FOR WINNING
P&G people are accustomed to being winners and to doing what we commit to do -- or better. We take great pride in our brands, our innovation leadership, our customer relationships, the trust we've earned from consumers -- and our ability to deliver steady, reliable growth for our shareholders.

Whenever our leadership in any of these areas is challenged, we take it seriously. And personally. For example, in the mid-'80s, we faced a significant financial setback. Earnings for fiscal 1985 declined 29% from the previous year. Back then we addressed the issues head-on, just as we're doing now. In the 15 years since, sales have grown from $13.6 billion to $40 billion -- a rate of 7% per year. And profits have increased from a little more than $600 million to $4.2 billion, an average growth rate of more than 13% per year.

We don't point to these numbers as any kind of forecast, but they do underscore that we've faced major problems in the past and have overcome them. By addressing those problems just as we are tackling present issues, we continued to deliver the leadership levels of growth that both you and we expect from P&G.

We are at our best when working on tough challenges because P&G people have such a tremendous passion for winning. In fact, that passion is our defining characteristic as an organization. And it is that passion that will ensure P&G maintains its rightful place as the preeminent consumer products company in the world.

    /S/JOHN E. PEPPER               /S/A.G. LAFLEY
    John E. Pepper                  A.G. Lafley
    Chairman of the Board           President and Chief Executive
    August 1, 2000                  August 1, 2000


MANAGEMENT CHANGE
After 30 years of service, Durk I. Jager retired July 1 as chairman, president, chief executive and a director of P&G. His visionary leadership and many contributions accelerated the pace of product innovation for the Company. He has left a legacy of innovation, not only in new brands, but also in areas such as use of the Internet and strengthening of customer relations. His emphasis on a culture that reaches out for breakthroughs has provided a strong foundation for future progress.



                                FINANCIAL REVIEW

                  The Procter & Gamble Company and Subsidiaries

RESULTS OF OPERATIONS

The Company's results reflected strong sales growth, with earnings impacted by higher spending on product initiatives and Organization 2005 costs.

The Company introduced several new brands, expanded strong established brands into new markets, acquired new businesses and introduced significant product upgrades on major brands. The increased innovation resulted in significant investments at a time when commodity costs also increased, currency had a negative impact, the Company incurred additional costs to transition into its new global organizational structure and competition reacted strongly to business initiatives.

Net earnings were $3.54 billion or $2.47 per share compared to $3.76 billion or $2.59 per share in 1999. Results included charges of $688 million after tax for current year costs of the Organization 2005 program. Organization 2005 is the Company's multi-year program designed to realign the organization into global product-based segments from a geographic structure and change the work processes and culture.

For the fiscal year, core net earnings, which exclude Organization 2005 costs, increased 2% to $4.23 billion. Core net earnings per share were $2.95, an increase of 4% from the prior year. Volume and sales progress drove core earnings growth, but were partially offset by higher spending, primarily behind new product initiatives.

Worldwide net sales for the current year were $39.95 billion, an increase of 5% versus last year. Excluding a negative 2% exchange rate impact, net sales increased 7% on 4% unit volume growth. This growth reflects strong product initiative activity, the acquisition of the Iams pet health and nutrition business and progress on flagship brands, largely in fabric and home care.

Worldwide gross margin was 46.1%, compared to 44.8% in the prior year. Gross margin includes $496 million in charges related to the Organization 2005 program. These charges consisted primarily of accelerated depreciation, asset write-downs and employee separation costs. Excluding these charges, gross margin increased to 47.4%, reflecting the impact of high-performance, premium-priced initiatives and effective cost management in the face of rising material costs.

Worldwide marketing, research and administrative expense was $12.48 billion versus $10.85 billion in the prior year. The increase to 31.2% of net sales from 28.4% was primarily due to increased spending on product initiatives. Organization 2005 costs increased marketing, research and administrative expense by $318 million, primarily due to employee separation expenses. Excluding these charges, marketing, research and administrative expense increased 13% over 1999.

Operating income declined by 5%. Excluding the charges for Organization 2005, operating income improved 1% as business results were supplemented by lower employee benefit costs reflected in the Corporate segment.

Interest expense increased 11% to $722 million on increased debt, primarily due to acquisitions and share repurchases. Other income, net, which consists primarily of interest and investment income, contributed $304 million in the current year compared to $235 million in the prior year, including impacts of the Company's ongoing minor brand divestiture program.

The Company's effective tax rate for the year was 36.0%, compared to 35.5% in the prior year. This change reflects a reduction in the core earnings rate, more than offset by the impact of tax rate effects from the Organization 2005 program. Excluding Organization 2005 costs and related tax effects, the effective tax rate was 33.4% compared to 34.4% in the prior year.

Net earnings margin was 8.9% versus 9.9% in the prior year. Excluding the Organization 2005 charges, core net earnings margin was 10.6%, down from 10.9% last year, reflecting the strong top-line growth offset by increased spending.

The Company's action plan for the next year focuses on balancing top-line and bottom-line progress: growing big brands in core categories, investing smartly in commercialization of innovation, driving out costs and improving cash flow.


THE FOLLOWING PROVIDES PERSPECTIVE ON THE YEAR ENDED JUNE 30, 1999, VERSUS JUNE 30, 1998:

Worldwide net earnings were $3.76 billion in 1999, flat versus $3.78 billion in 1998.

Worldwide net sales in 1999 were $38.13 billion, up 3% from $37.15 billion in the prior year on flat unit volume. The increase in sales was attributable to improved pricing in all regions and favorable volume and product mix in North America, partially offset by exchange impacts. Unfavorable exchange rates, primarily in Asia and Latin America, depressed sales by 1% for the year.

Worldwide gross margin increased to 44.8% from 43.8% in 1998, reflecting effective cost savings, primarily in North America. Organization 2005 charges increased cost of products sold by $443 million in 1999, as a result of asset write-downs and accelerated depreciation. Excluding these charges, gross margin increased to 46.0%.

Worldwide marketing, research and administrative expense was 28.4% of net sales, compared with 27.5% in 1998. The 6% increase in total spending was primarily due to increased research spending, primarily in the paper and health care businesses, and increased spending for new initiatives. Organization 2005 charges increased marketing, research and administrative expense by $38 million, related primarily to employee separation expenses.

Operating income grew 3% in 1999. Excluding the charges for Organization 2005, operating income grew 11%. These trends reflected sales growth and cost control efforts. Net earnings margin was 9.9% in 1999 versus 10.2% in 1998. Excluding the Organization 2005 charges, core net earnings margin in 1999 was 10.9%, the highest in 58 years.

Interest expense increased 19% to $650 million in 1999, on increased debt, due mainly to share repurchases. In 1998, interest expense was $548 million. Other income, net, was $235 million in 1999, versus $201 million in 1998.

The Company's effective tax rate for the year was 35.5%, compared to 33.8% in 1998. The increase reflected a reduction in benefits for research and development tax credits in North America, which were included in 1998 results, as well as the impact of various country tax rates on Organization 2005 program costs. Excluding Organization 2005 program costs and related tax effects, the tax rate was 34.4%.

Over the last several years, the Company maintained an ongoing program of simplification and standardization, which included projects to consolidate selected manufacturing facilities, re-engineer manufacturing and distribution processes, redesign organizations, simplify product line-ups and divest non-strategic brands and assets. This program did not have a significant impact on 1999 or 1998 net earnings. Beginning with the fourth quarter of 1999, the restructuring aspects of this program were superseded by Organization 2005.

Certain reclassifications of the prior years' amounts have been made to conform with the current year presentation.


FINANCIAL CONDITION

Cash flow from operations was $4.68 billion, $5.54 billion and $4.89 billion in 2000, 1999 and 1998, respectively. Operating cash flow provided the primary source of funds to finance operating needs, capital expenditures and shareholder dividends. Supplemented by additional borrowings, cash flow from operations also provided funds to finance acquisitions and the share repurchase program.

Cash and cash equivalents decreased $879 million in the current year to $1.42 billion, reflecting acquisition spending and lower net earnings, partially offset by the issuance of debt. In the prior year, cash and cash equivalents increased by $745 million to $2.29 billion, reflecting improved earnings, primarily concentrated in Europe.

Capital expenditures were $3.02 billion in 2000, $2.83 billion in 1999 and $2.56 billion in 1998. Current year expenditures included initiatives and capacity increases in fabric and home care and paper, including spending on Organization 2005 projects. Capital expenditures are expected to increase in the upcoming year, behind the Organization 2005 program, including increased capacity. In 1999, capital spending was driven by standardization projects in paper and capacity expansions in the paper and food and beverage businesses.

Net cash used for acquisitions completed during 2000 totaled $2.97 billion, primarily related to the acquisitions of The Iams Company and Affiliates, Recovery Engineering, Inc. and a joint venture ownership increase in China. This compares to acquisition spending of $137 million in 1999 and $3.27 billion in 1998. Transactions in fiscal 1998 were largely concentrated in paper businesses and included Tambrands, Inc., the Loreto y Pena paper company in Mexico and the Ssangyong Paper Company in Korea. The Company also increased ownership of various joint ventures in Asia and Latin America in 1998.

The Company continues its program to divest certain non-strategic brands in order to focus resources on core businesses. The proceeds from these and other asset sales generated $419 million in cash flow in the current year, compared to $434 million and $555 million in 1999 and 1998, respectively.

The Company maintains a share repurchase program, which authorizes the Company to purchase shares annually on the open market to mitigate the dilutive impact of employee compensation programs. The Company also has a discretionary buy-back program under which it currently intends to repurchase additional outstanding shares of up to $1 billion per year. Current year purchases under the combined programs were $1.77 billion, compared to $2.53 billion in 1999 and $1.93 billion in 1998. The Company issued equity put options in 2000 for 12 million shares at prices ranging from $60 to $71 per share, which reduce the Company's cash outlay for share repurchases.

Common share dividends grew 12% to $1.28 per share in 2000, compared to $1.14 and $1.01 in 1999 and 1998, respectively. For the coming year, the annual dividend rate will increase to $1.40 per common share, marking the 45th consecutive year of increased common share dividend payments. Total dividend payments, to both common and preferred shareholders, were $1.80 billion, $1.63 billion and $1.46 billion in 2000, 1999 and 1998, respectively.

Total debt was up $2.75 billion to $12.13 billion, due to the issuance of long-term debt to fund acquisitions and share repurchases.

Long-term borrowing available under the Company's shelf registration statement filed in 1995, as amended in July 1997 and September 1999, was $1.87 billion at June 30, 2000. Additionally, the Company is able to issue commercial paper at favorable rates and to access general bank financing.


THE FOLLOWING PAGES PROVIDE PERSPECTIVE ON THE COMPANY'S BUSINESS SEGMENTS. THE COMPANY MOVED TO A GLOBAL PRODUCT-BASED STRUCTURE FROM A GEOGRAPHIC STRUCTURE EFFECTIVE JULY 1, 1999, AND PRIOR YEARS' RESULTS HAVE BEEN RESTATED FOR THE CHANGE. PRODUCT-BASED SEGMENT RESULTS EXCLUDE ITEMS THAT ARE NOT INCLUDED IN MEASURING BUSINESS PERFORMANCE FOR MANAGEMENT REPORTING PURPOSES, MOST NOTABLY CERTAIN FINANCING, INVESTING AND EMPLOYEE BENEFIT COSTS, GOODWILL AMORTIZATION AND COSTS RELATED TO THE ORGANIZATION 2005 PROGRAM.

SALES IN COMPANIES OVER WHICH THE COMPANY EXERTS SIGNIFICANT INFLUENCE, BUT DOES NOT CONTROL THE FINANCIAL AND OPERATING DECISIONS, ARE REPORTED FOR SEGMENT PURPOSES IN A MANNER SIMILAR TO CONSOLIDATED SUBSIDIARIES. TAXES ARE REFLECTED IN THE BUSINESSES AT LOCAL STATUTORY TAX RATES. THE EFFECTS OF THESE CONVENTIONS ARE ELIMINATED IN THE CORPORATE SEGMENT TO RECONCILE TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA.


FABRIC AND HOME CARE

Net sales for fabric and home care were $12.16 billion, an increase of 7% over the prior year. Unit volume grew 5%. Excluding foreign exchange impacts, primarily in Western Europe, sales grew 9%. Net earnings for the segment were $1.45 billion, down 3% versus year ago.

Fabric and home care represents the Company's largest business segment, accounting for nearly one third of sales and an even greater percentage of earnings.

Strong sales growth was spurred by the introduction of new brands and solid base business performance in North America and Northeast Asia, as well as continued expansion within the Southern Cone (Brazil, Chile, Argentina) of Latin America. Despite volume and sales progress, earnings were down, primarily due to significant investments in product initiatives.

Strong unit volume and sales growth was achieved in North America versus the prior year. Several new brand initiatives were launched, including Swiffer, Dryel and Mr. Clean Wipes, along with product upgrades on established brands, such as Tide. New business sales accounted for approximately half of the growth.

Western Europe posted slight volume increases behind the introductions of Swiffer and Dryel, as well as the expansion of laundry tablets. Sales declined as pricing lagged unfavorable exchange trends. Progress in Central and Eastern Europe was strong following last year's economic crisis in Russia and reflecting an improved cost structure.

Northeast Asia delivered high double-digit growth on volume and sales, despite a challenging economic environment. Strength on Ariel and Joy, as well as the introduction of Febreze in Japan and South Korea, drove the increases.

In 1999, net sales increased 4% over 1998, on flat unit volume. Net earnings were $1.50 billion, a 6% increase. North America was a strong contributor to segment results, driving both sales and earnings gains.


PAPER

The paper segment had net sales of $12.04 billion, down 1% from the prior year on flat unit volume. Excluding the impact of exchange rates, primarily the euro, sales were up 1%. Excluding the impact of the prior year divestiture of the Attends adult incontinence brand, unit volume increased 2%.

Net earnings were $1.07 billion, down 16%, reflecting tissues and towel expansion in Western Europe, investments in new product initiatives on Charmin, a tough competitive environment in baby care and feminine care businesses, increased capacity and unfavorable raw and packing material cost trends.

In the current year, tissues and towel volume and sales grew 9% and 7%, respectively, behind geographic expansion, as well as a major product upgrade on Charmin. Volume growth was broad-based in all major markets, led by the North America expansion of Charmin and Bounty. Product introductions in the United Kingdom contributed to volume progress in Western Europe. In 1999, volume and sales increased 7%, primarily due to gains in North America and Northeast Asia.

Tissues and towel earnings declined despite volume growth, as rising pulp and energy prices, combined with investments in geographic expansions and product initiatives, more than offset volume gains. In addition, two new paper machines in North America and another in the United Kingdom provided needed capacity, but resulted in higher start-up costs. Commodity-driven pricing actions were taken during the last quarter of the year, but were not sufficient to offset the full year impact of cost increases.

Baby care volume was flat, as significant competitive challenges in Western Europe offset increases in other markets. Excluding a 3% negative exchange impact, sales increased 1%. Earnings were affected by increased marketing and administrative expense. The recent introductions of Pampers One-Ups! wipes and Luvs Splashwear, the expansion of Pampers into China and planned product improvements are expected to better position the baby care business by restoring consumer value in the face of the current price premium versus competition. For fiscal 1999, pricing actions drove sales up 5% on flat unit volume.

Feminine care volume declined 9%, due primarily to the impact of the prior year divestiture of the Attends adult incontinence brand. Excluding the divestiture, volume declined by 3% primarily driven by competitive activity in Northeast Asia, China and Latin America. Sales decreased 7%. Excluding exchange impacts, sales declined 4%. Earnings were down due to lower volumes, combined with product initiative related cost increases primarily in North America and Western Europe. While unit volume declined 3% in 1999, sales increased marginally.

In 1999, paper net sales increased 4% to $12.19 billion on 1% unit volume growth, led by tissues and towel and baby care. Net earnings were $1.28 billion, a 29% increase over 1998, primarily driven by baby care results.


BEAUTY CARE

Net sales in beauty care were $7.39 billion, comparable to the prior year, but up 1% excluding the impact of unfavorable exchange rates, primarily in Western Europe. Unit volume declined 2%, impacted by a difficult competitive environment in key European markets and significant contraction of the market in China. Net earnings were $894 million, a 3% decrease from the prior year.

Sales in the current year were slightly ahead of volume due to the focus on high-performance, premium-priced initiatives, including the launch of the Physique styling-led line, cosmetics and skin care product initiatives and the expansion of Secret Platinum.

Earnings for the current year reflected the weakness in China and Western Europe and higher marketing costs associated with the introduction of new products and initiatives on established brands, which more than offset gains from minor brand divestitures.

Western Europe was negatively impacted by competitive factors and the euro devaluation. Plans to restore growth include improved focus on cost control, as well as the expansion of premium-priced initiatives such as the VS Sassoon and Head and Shoulders restages and expansion of Olay Total Effects.

China, especially hair care, was challenged by a worsening economic situation, which fueled the growth of low cost local brands and a higher incidence of branded product counterfeiting. Going forward, the business will continue to focus on strengthening brand equities through several upgrades on large brands.

North America increased volume behind premium product introductions. Physique, positioned as a salon-quality brand, was launched in the last half of the year and achieved solid share results. The introduction of Old Spice Red Zone and expansion of Secret Platinum also provided good share results.

In 1999, net sales declined 1% to $7.38 billion on a 5% unit volume drop. Sales were negatively affected by the financial crisis in Eastern Europe, as well as competitive activity and the impact of divestitures of non-strategic brands in Western Europe. Net earnings were $917 million, a 9% increase from 1998, reflecting favorable pricing and steady progress on cost control.


HEALTH CARE

Health care net sales were $3.91 billion, with growth primarily coming from acquisitions. Volume and sales increased 34% and 36%, respectively, versus the prior year. Unfavorable exchange rates impacted sales by 2%. Net earnings were $335 million, a 38% increase over 1999. Excluding the impact of acquisitions, health care delivered sales growth of 4% despite a 2% volume decline, while earnings increased 17%.

The Iams Company posted record results, doubling distribution with the expansion into new retail channels. Beyond the channel expansion, Iams introduced several successful product initiatives.

Health care sales in North America grew behind strong consumption, favorable pricing and volume progress in pharmaceuticals. Oral care volume gains were driven by the launches of Crest MultiCare Advanced Cleaning and other premium dentifrice products.

Actonel (risedronate sodium tablets) 5 mg., the Company's first major prescription drug, was launched in the fourth quarter. Actonel is a bisphosphonate for the prevention and treatment of osteoporosis and is the only therapy proven to significantly reduce spinal fractures in one year. A milestone payment received upon FDA approval of Actonel was essentially offset by launch costs in the current year. The launch is off to a good start in the United States, United Kingdom and Germany, with launches planned shortly in four more countries.

Western Europe depressed sales, primarily due to the weak euro and lower volume. The Actonel launch is expected to impact Western Europe results more significantly next fiscal year.

In 1999, net sales were flat versus the prior year at $2.88 billion on a 3% unit volume reduction. Net earnings were $242 million, a 4% increase over 1998. Earnings progress reflected a shift toward higher-margin pharmaceutical sales and pricing, mitigated by investments in product launches.


FOOD AND BEVERAGE

Food and beverage net sales were flat versus last year at $4.63 billion, including a 1% negative exchange impact. Unit volume also was flat. Excluding the prior year divestiture of Hawaiian Punch, unit volume increased 5% behind strong growth in Western Europe and Northeast Asia, partially due to the expansion of Pringles. Net earnings increased to $364 million, up 11% versus last year, primarily due to gross margin improvement.

Results in North America reflected significant competitive activity, particularly in coffee and snacks. Initiative launches helped drive volume, partially offsetting the impact of the Hawaiian Punch divestiture. Despite product cost savings, earnings were impacted by marketing costs and other spending increases.

Unit volume in Western Europe achieved double-digit growth with the successful expansion of Pringles. Juice volume suffered due to a temporary public relations setback with Sunny Delight in the United Kingdom that has now been addressed. Recent launches in France and Spain are expected to improve volume progress, along with additional launches in Western Europe.

Northeast Asia posted double-digit progress on volume and sales driven by renewed strength in the snacks business, as well as strengthening of the Japanese yen.

In 1999, net sales increased 1% to $4.66 billion, on a 4% volume increase. Net earnings were $328 million, a 12% increase versus $294 million in 1998, which included significant initiative related spending.


CORPORATE

The Corporate segment includes both operating and non-operating elements, such as: financing and investing activities, goodwill amortization, employee benefit costs, charges related to restructuring (including the Organization 2005 program), segment eliminations and other general corporate items.

Corporate sales reflected adjustments to reconcile management reporting conventions to accounting principles generally accepted in the United States of America.

Corporate results reflected increased charges from Organization 2005 and goodwill amortization, partially offset by lower corporate costs, including reduced employee benefit costs and the proceeds of a patent litigation settlement with Paragon Trade Brands, Inc.


HEDGING AND DERIVATIVE FINANCIAL INSTRUMENTS

The Company is exposed to market risks, such as changes in interest rates, currency exchange rates and commodity prices. To manage the volatility relating to these exposures, the Company nets the exposures on a consolidated basis to take advantage of natural offsets. For the residual portion, the Company enters into various derivative transactions pursuant to the Company's policies in areas such as counterparty exposure and hedging practices. The financial impacts of these hedging instruments are offset in part or in whole by corresponding changes in the underlying exposures being hedged. The Company does not hold or issue derivative financial instruments for trading purposes. Note 6 to the consolidated financial statements includes a discussion of the Company's accounting policies for financial instruments.

Derivative positions are monitored using techniques including market value, sensitivity analysis and value at risk modeling. The tests for interest rate and currency rate exposures discussed below are based on a variance/co-variance value at risk model using a one year horizon and a 95% confidence level. The model incorporates the impact of correlation and diversification from holding multiple currency and interest rate instruments, assumes that financial returns are normally distributed and approximates the financial return for options and other non-linear instruments. Estimates of volatility and correlations of market factors are drawn from the RiskMetric(TM) dataset as of June 30, 2000. In cases where data is unavailable in RiskMetrics(TM) a reasonable proxy is included.

The Company's market risk exposures relative to interest and currency rates, as discussed below, have not changed materially versus the previous reporting period. In addition, the Company is not aware of any facts or circumstances that would significantly impact such exposures in the near term.


INTEREST RATE EXPOSURE

Interest rate swaps are used to hedge underlying debt obligations. Certain currency interest rate swaps are designated as hedges of the Company's foreign net investments.

Based on the Company's overall interest rate exposure as of and during the year ended June 30, 2000, including derivative and other instruments sensitive to interest rates, a near-term change in interest rates, at a 95% confidence level based on historical interest rate movements, would not materially affect the Company's financial statements.


CURRENCY RATE EXPOSURE

The Company manufactures and sells its products in a number of countries throughout the world and, as a result, is exposed to movements in foreign currency exchange rates. The Company's major foreign currency exposures involve the markets in Western and Eastern Europe, Asia and Mexico. The primary purpose of the Company's foreign currency hedging activities is to manage the volatility associated with foreign currency purchases of materials and other assets and liabilities created in the normal course of business. Corporate policy prescribes the range of allowable hedging activity. The Company primarily utilizes forward exchange contracts and purchased options with maturities of less than eighteen months.

In addition, the Company enters into certain foreign currency swaps to hedge intercompany financing transactions. The Company also utilizes purchased foreign currency options with maturities of generally less than eighteen months and forward exchange contracts to hedge against the effect of exchange rate fluctuations on royalties and income from international operations.

Based on the Company's overall currency rate exposure as of and during the year ended June 30, 2000, including derivative and other instruments sensitive to foreign currency movements, a near-term change in currency rates, at a 95% confidence level based on historical currency rate movements, would not materially affect the Company's financial statements.


COMMODITY PRICE EXPOSURE

Raw materials used by the Company are subject to price volatility caused by weather, supply conditions, political and economic variables and other unpredictable factors. The Company uses futures and options contracts, primarily in food and beverage products, to manage the volatility related to certain of these exposures. Commodity hedging activity is not material to the Company's financial statements.


ORGANIZATION 2005

As also discussed in Note 2 to the consolidated financial statements, effective July 1, 1999, the Company reorganized its operations, moving from a geographic structure to product-based Global Business Units.

This Organization 2005 program is designed to realign the organizational structure, work processes and culture to commercialize innovations faster and drive growth. This involves Global Business Units streamlining decision making to quickly flow innovation across categories and geographies, Market Development Organizations getting initiatives to market faster and more efficiently, and Global Business Services leveraging scale to deliver services at significantly lower cost.

To achieve this, changes are required to administrative and manufacturing operations. As announced in June 1999, the Company has undertaken a multi-year program to consolidate and standardize manufacturing operations, reduce enrollment and effect other actions integral to the Organization 2005 objectives.

The cost of this program is estimated to be $2.1 billion after tax over a six year period. Based on the nature and duration of the Organization 2005 program, costs incurred in future years are subject to varying degrees of estimation for key assumptions, such as normal employee attrition levels, the actual timing of the execution of plans and other variables. The estimated cost of the program has increased approximately $200 million after tax since its announcement, primarily due to refinement of estimates associated with the legal and organizational restructuring of the Company and expansion of certain manufacturing consolidation plans.

Significant savings are expected to begin accruing next fiscal year, reaching going annual levels of approximately $1.2 billion after tax by fiscal 2004. This annual savings estimate has increased by approximately $300 million since announcement of the program, primarily due to the savings associated with the legal and organizational restructuring, which yields substantial tax and other savings.

The Company recorded Organization 2005 charges of $814 million ($688 million after tax) and $481 million ($385 million after tax) in 2000 and 1999, respectively. These charges were recorded in the Corporate segment for management and external reporting purposes, although they affected substantially all business units. Savings for the current year were approximately $65 million after tax, with no individual business unit significantly impacted. Estimated costs for fiscal 2001 are $750 million ($550 million after tax). The balance of the charges are not expected to materially affect any single year, and savings are expected to offset the charges.

Costs under Organization 2005 were related primarily to separation and relocation of employees as well as streamlining manufacturing facilities, including consolidations, closures and standardization projects. Certain other costs directly related to Organization 2005 also were included.

The non-cash costs of the program primarily were related to manufacturing consolidations and asset write-downs. These accounted for 62% and 88% of charges in 2000 and 1999, respectively. Approximately 30% of future charges are expected to be non-cash. Cash requirements of the program, including capital spending requirements, will be met through normal operating cash flow.

Approximately 45% of the plant and production module closings have occurred to date, with the majority of the remainder expected to be completed in fiscal 2001.

Employee separation charges were $153 million ($102 million after tax) and $45 million ($29 million after tax) in 2000 and 1999, respectively. These costs related to severance packages for approximately 2,800 people in 2000 and 400 people in 1999, with all geographies and businesses impacted. The predominantly voluntary packages were formula driven, based on salary levels and past service. Severance costs related to voluntary separations were charged to earnings when the employee accepted the offer and were reflected in cost of products sold for manufacturing employees and in marketing, research and administrative expense for all other employees.

The streamlined work processes and manufacturing consolidations under Organization 2005 are expected to affect approximately 15,000 jobs over six years (fiscal 1999 through 2004). The majority of the remaining separation costs are expected to occur by 2002, although additional costs will continue throughout the program. Net enrollment is expected to decline by less than the total separations, as terminations will be partially offset through increased enrollment at remaining sites and acquisition impacts.

Asset write-downs were $64 million ($43 million after tax) in 2000 and $217 million ($142 million after tax) in 1999. The 2000 charges related to assets held for sale or disposal and represented excess capacity that is in the process of being removed from service. Such assets were written down to the lower of their current carrying basis or net amounts expected to be realized upon disposal. In the prior year, the charges primarily related to manufacturing assets that were expected to operate at levels significantly below their capacity because of a shift in global strategy enabled by Organization 2005, as well as demand trends below expectations. Because the expected cash flows of those assets were estimated to be less than their carrying values, the assets were written down to estimated fair value as determined using discounted cash flows. The remainder of the 1999 charges related to assets held for sale. Asset write-downs will not have a significant impact on future depreciation charges.

Charges for accelerated depreciation were $386 million ($335 million after tax) in 2000 and $208 million ($206 million after tax) in 1999. The charges for accelerated depreciation related to long-lived assets that will be taken out of service prior to the end of their normal service period due to manufacturing consolidations, technology standardization and plant closures. The Company has shortened the estimated useful lives of such assets, resulting in an acceleration of depreciation. The underlying plant closures and consolidations will impact substantially all businesses. Accelerated depreciation charges are expected to be approximately $250 million in 2001. Both asset write-downs and accelerated depreciation are charged to cost of products sold.

Other costs were $211 million ($208 million after tax) and $11 million ($8 million after tax) in 2000 and 1999, respectively. These costs were incurred as a direct result of Organization 2005 and were expensed as incurred. The nature of the costs included training, relocation, tax and other incremental costs relating to establishment of Global Business Services and the new legal and organizational structure of Organization 2005. Such before-tax costs were primarily charged to marketing, research and administrative expense and were included in the Corporate segment. Charges for other costs are expected to be approximately $225 million in 2001.

Most charges under Organization 2005 are paid shortly after accrual or charged directly to the related assets. The reserve balances at June 30, 2000 and 1999 were $88 million and $44 million, respectively.


FORWARD-LOOKING STATEMENT

The Company has made and will make certain forward-looking statements in the Annual Report and in other contexts relating to volume growth, increases in market shares, Organization 2005, financial goals and cost reduction, among others.

These forward-looking statements are based on assumptions and estimates regarding competitive activity, pricing, product introductions, economic conditions, technological innovation, currency movements, governmental action and the development of certain markets. Among the key factors necessary to achieve the Company's goals are: (1) the successful implementation of Organization 2005, including achievement of expected cost and tax savings and successful management of organizational and work process restructuring; (2) the ability to achieve business plans, including volume growth and pricing plans, despite high levels of competitive activity; (3) the ability to maintain key customer relationships; (4) the achievement of growth in significant developing markets such as China, Mexico, the Southern Cone of Latin America and the countries of Central and Eastern Europe; (5) the ability to successfully manage regulatory, tax and legal matters, including resolution of pending matters within current estimates; (6) the successful execution of planned minor brand divestitures; (7) the ability to successfully implement cost improvement plans in manufacturing and overhead areas; and (8) the ability to successfully manage currency, interest rate and certain commodity cost exposures. If the Company's assumptions and estimates are incorrect or do not come to fruition, or if the Company does not achieve all of these key factors, then the Company's actual performance could vary materially from the forward-looking statements made herein.


                  RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

                  The Procter & Gamble Company and Subsidiaries

Consolidated financial statements and financial information included in this report are the responsibility of Company management. This includes preparing the statements in accordance with accounting principles generally accepted in the United States and necessarily includes estimates based on management's best judgments.
     To help insure the accuracy and integrity of Company financial data, management maintains internal controls designed to provide reasonable assurance that transactions are executed as authorized and accurately recorded and that assets are properly safeguarded. These controls are monitored by an ongoing program of internal audits. These audits are supplemented by a self-assessment program that enables individual organizations to evaluate the effectiveness of their controls. Careful selection of employees and appropriate divisions of responsibility are designed to achieve control objectives. The Company's "Worldwide Business Conduct Manual" sets forth management's commitment to conduct its business affairs with the highest ethical standards.
     Deloitte & Touche, independent public accountants, have audited and reported on the Company's consolidated financial statements. Their audits were performed in accordance with auditing standards generally accepted in the United States of America.
     The Board of Directors, acting through its Audit Committee composed entirely of outside directors, oversees the adequacy of internal controls. The Audit Committee meets periodically with representatives of Deloitte & Touche and internal financial management to review internal control, auditing and financial reporting matters. The independent auditors and the internal auditors also have full and free access to meet privately with the Audit Committee.

/S/JOHN E. PEPPER       /S/A. G. LAFLEY                 /S/CLAYTON C. DALEY, JR.
John E. Pepper          A. G. Lafley                    Clayton C. Daley Jr.
Chairman of the Board   President and Chief Executive   Chief Financial Officer



                          INDEPENDENT AUDITORS' REPORT

DELOITTE                                                   250 East Fifth Street
& TOUCHE                                                  Cincinnati, Ohio 45202

To the Board of Directors and Shareholders of The Procter & Gamble Company:

We have audited the accompanying consolidated balance sheets of The Procter & Gamble Company and subsidiaries as of June 30, 2000 and 1999 and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the three years in the period ended June 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at June 30, 2000 and 1999 and the results of its operations and cash flows for each of the three years in the period ended June 30, 2000, in conformity with accounting principles generally accepted in the United States of America.

/S/DELOITTE & TOUCHE LLP
Deloitte & Touche LLP
August 1, 2000


                       CONSOLIDATED STATEMENTS OF EARNINGS

                  The Procter & Gamble Company and Subsidiaries

Amounts in millions except per share amounts                   Years Ended June 30
                                                        -------------------------------
                                                           2000        1999        1998
=======================================================================================
NET SALES                                               $39,951     $38,125     $37,154
Cost of products sold                                    21,514      21,027      20,896
Marketing, research and administrative expense           12,483      10,845      10,203
----------------------------------------------          -------     -------     -------
OPERATING INCOME                                          5,954       6,253       6,055
Interest expense                                            722         650         548
Other income, net                                           304         235         201
----------------------------------------------          -------     -------     -------
EARNINGS BEFORE INCOME TAXES                              5,536       5,838       5,708
Income taxes                                              1,994       2,075       1,928
----------------------------------------------          -------     -------     -------
NET EARNINGS(1)                                         $ 3,542     $ 3,763     $ 3,780
==============================================          =======     =======     =======

BASIC NET EARNINGS PER COMMON SHARE(1)                  $  2.61     $  2.75     $  2.74

DILUTED NET EARNINGS PER COMMON SHARE(1)                $  2.47     $  2.59     $  2.56

DIVIDENDS PER COMMON SHARE                              $  1.28     $  1.14     $  1.01
==============================================          =======     =======     =======

(1) Net earnings include an after-tax charge for Organization 2005 of $688 in 2000 and $385 in 1999. Basic and diluted net earnings per share include Organization 2005 charges of $.52 and $.48 in 2000 and $.29 and $.26 in 1999, respectively.

See accompanying Notes to Consolidated Financial Statements.



                           CONSOLIDATED BALANCE SHEETS

                  The Procter & Gamble Company and Subsidiaries
Amounts in millions                                                     June 30
                                                                  ---------------------
                                                                     2000          1999
=======================================================================================
ASSETS
CURRENT ASSETS
Cash and cash equivalents                                         $ 1,415       $ 2,294
Investment securities                                                 185           506
Accounts receivable                                                 2,910         2,940
INVENTORIES
  Materials and supplies                                            1,254         1,176
  Work in process                                                     394           375
  Finished goods                                                    1,842         1,787
---------------------------------------------------------         -------       -------
TOTAL INVENTORIES                                                   3,490         3,338
Deferred income taxes                                                 309           621
Prepaid expenses and other current assets                           1,760         1,659
---------------------------------------------------------         -------       -------
TOTAL CURRENT ASSETS                                               10,069        11,358

PROPERTY, PLANT AND EQUIPMENT
  Buildings                                                         4,259         3,885
  Machinery and equipment                                          18,366        16,953
  Land                                                                596           562
---------------------------------------------------------         -------       -------
                                                                   23,221        21,400
  Accumulated depreciation                                         (9,529)       (8,774)
---------------------------------------------------------         -------       -------
TOTAL PROPERTY, PLANT AND EQUIPMENT                                13,692        12,626

GOODWILL AND OTHER INTANGIBLE ASSETS
  Goodwill                                                          9,080         7,062
  Trademarks and other intangible assets                            1,305         1,115
---------------------------------------------------------         -------       -------
                                                                   10,385         8,177
  Accumulated amortization                                         (1,599)       (1,355)
---------------------------------------------------------         -------       -------
TOTAL GOODWILL AND OTHER INTANGIBLE ASSETS                          8,786         6,822

OTHER NON-CURRENT ASSETS                                            1,647         1,307
---------------------------------------------------------         -------       -------
TOTAL ASSETS                                                      $34,194       $32,113
=========================================================         =======       =======


Amounts in millions                                                     June 30
                                                                  ---------------------
                                                                     2000          1999
=======================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable                                                  $ 2,209       $ 2,300
Accrued and other liabilities                                       3,721         4,083
Taxes payable                                                         925         1,228
Debt due within one year                                            3,210         3,150
---------------------------------------------------------         -------       -------
TOTAL CURRENT LIABILITIES                                          10,065        10,761


LONG-TERM DEBT                                                      8,916         6,231
DEFERRED INCOME TAXES                                                 625           362
OTHER NON-CURRENT LIABILITIES                                       2,301         2,701
---------------------------------------------------------         -------       -------
TOTAL LIABILITIES                                                  21,907        20,055
---------------------------------------------------------         -------       -------


SHAREHOLDERS' EQUITY
Convertible Class A preferred stock,
  stated value $1 per share
  (600 shares authorized)                                           1,737         1,781
Non-Voting Class B preferred stock,
   stated value $1 per share
  (200 shares authorized)                                              --            --
Common stock, stated value $1 per share
  (5,000 shares authorized; shares outstanding:
  2000 - 1,305.9 and 1999 - 1,319.8)                                1,306         1,320
Additional paid-in capital                                          1,794         1,337
Reserve for Employee Stock Ownership Plan debt retirement          (1,418)       (1,552)
Accumulated other comprehensive income                             (1,842)       (1,606)
Retained earnings                                                  10,710        10,778
---------------------------------------------------------         -------       -------
TOTAL SHAREHOLDERS' EQUITY                                         12,287        12,058
---------------------------------------------------------         -------       -------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                        $34,194       $32,113
=========================================================         =======       =======

See accompanying Notes to Consolidated Financial Statements.



                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                  The Procter & Gamble Company and Subsidiaries

                                                                                         Accumulated
                                                                   Addi-                       Other                          Total
                                      Common                      tional    Reserve for      Compre-                        Compre-
Dollars in Millions/                  Shares  Common  Preferred  Paid-in      ESOP Debt      hensive  Retained              hensive
Shares in Thousands              Outstanding   Stock      Stock  Capital     Retirement       Income  Earnings    Total      Income
===================================================================================================================================
BALANCE JUNE 30, 1997            1,350,843    $1,351  $1,859     $  559     $(1,634)     $  (819)     $10,730     $12,046
-------------------------------  ---------    ------  ------     ------     -------      -------      -------     -------
  Net earnings                                                                                          3,780       3,780   $3,780
  Other comprehensive income:
    Currency translation, net
      of $25 tax                                                                            (536)                    (536)    (536)
    Other, net of tax                                                                         (2)                      (2)      (2)
                                                                                                                            ------
    Total comprehensive income                                                                                              $3,242
                                                                                                                            ======
  Dividends to shareholders:
    Common                                                                                             (1,358)     (1,358)
    Preferred, net of tax
      benefit                                                                                            (104)       (104)
  Treasury purchases               (24,716)      (25)                                                  (1,904)     (1,929)
  Employee plan issuances            8,777         9                312                                               321
  Preferred stock conversions        2,557         2     (38)        36                                                 -
  ESOP debt guarantee reduction                                                  18                                    18
-------------------------------  ---------    ------  ------     ------     -------      -------      -------     -------
BALANCE JUNE 30, 1998            1,337,461     1,337   1,821        907      (1,616)      (1,357)      11,144      12,236
-------------------------------  ---------    ------  ------     ------     -------      -------      -------     -------
  Net earnings                                                                                          3,763       3,763   $3,763
  Other comprehensive income:
    Currency translation, net
      of $4 tax                                                                             (232)                    (232)    (232)
    Other, net of tax                                                                        (17)                     (17)     (17)
                                                                                                                            ------
    Total comprehensive income                                                                                              $3,514
                                                                                                                            ======
  Dividends to shareholders:
    Common                                                                                             (1,517)     (1,517)
    Preferred, net of tax
      benefit                                                                                            (109)       (109)
  Treasury purchases               (29,924)      (30)                                                  (2,503)     (2,533)
  Employee plan issuances            9,605        10                393                                               403
  Preferred stock conversions        2,612         3     (40)        37                                                 -
  ESOP debt guarantee reduction                                                  64                                    64
-------------------------------  ---------    ------  ------     ------     -------       -------      -------    -------
BALANCE JUNE 30, 1999            1,319,754     1,320   1,781      1,337      (1,552)       (1,606)      10,778     12,058
-------------------------------  ---------    ------  ------     ------     -------       -------      -------    -------
  Net earnings                                                                                           3,542      3,542   $3,542
  Other comprehensive income:
    Currency translation, net
      of $88 tax                                                                             (299)                   (299)    (299)
    Other, net of tax                                                                          63                      63       63
                                                                                                                            ------
    Total comprehensive income                                                                                              $3,306
                                                                                                                            ======
  Dividends to shareholders:
    Common                                                                                             (1,681)     (1,681)
    Preferred, net of tax
      benefit                                                                                            (115)       (115)
  Treasury purchases               (24,296)      (24)                72(1)                             (1,814)     (1,766)
  Employee plan issuances            7,592         7                344                                               351
  Preferred stock conversions        2,817         3     (44)        41                                                 -
  ESOP debt guarantee reduction                                                 134                                   134
-------------------------------  ---------    ------  ------     ------     -------       -------      -------    -------
BALANCE JUNE 30, 2000            1,305,867    $1,306  $1,737     $1,794     $(1,418)      $(1,842)     $10,710    $12,287
===============================  =========    ======  ======     ======     =======       =======      =======    =======

(1)  Premium on equity put options.

See accompanying Notes to Consolidated Financial Statements.



                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                  The Procter & Gamble Company and Subsidiaries

Amounts in millions                                                                       Years Ended June 30
                                                                               -----------------------------------------
                                                                                 2000             1999             1998
========================================================================================================================
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                                   $2,294          $ 1,549          $ 2,350
------------------------------------------------------------                   -------         --------         --------
OPERATING ACTIVITIES

Net earnings                                                                    3,542            3,763            3,780
Depreciation and amortization                                                   2,191            2,148            1,598
Deferred income taxes                                                             463              (60)            (101)
Change in accounts receivable                                                      64             (207)              42
Change in inventories                                                            (176)             (96)            (229)
Change in accounts payable, accrued and other liabilities                        (883)             792               (3)
Change in other operating assets and liabilities                                 (404)            (926)             (65)
Other                                                                            (122)             130             (137)
------------------------------------------------------------                   -------         --------         --------
TOTAL OPERATING ACTIVITIES                                                      4,675            5,544            4,885
------------------------------------------------------------                   -------         --------         --------
INVESTING ACTIVITIES
Capital expenditures                                                           (3,018)          (2,828)          (2,559)
Proceeds from asset sales                                                         419              434              555
Acquisitions                                                                   (2,967)            (137)          (3,269)
Change in investment securities                                                   221              356               63
------------------------------------------------------------                   -------         --------         --------
TOTAL INVESTING ACTIVITIES                                                     (5,345)          (2,175)          (5,210)
------------------------------------------------------------                   -------         --------         --------
FINANCING ACTIVITIES
Dividends to shareholders                                                      (1,796)          (1,626)          (1,462)
Change in short-term debt                                                         243              689            1,315
Additions to long-term debt                                                     4,196              986            1,970
Reductions of long-term debt                                                   (1,409)            (334)            (432)
Proceeds from stock options                                                       336              212              158
Treasury purchases                                                             (1,766)          (2,533)          (1,929)
------------------------------------------------------------                   -------         --------         --------
TOTAL FINANCING ACTIVITIES                                                       (196)          (2,606)            (380)
------------------------------------------------------------                   -------         --------         --------
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS                      (13)             (18)             (96)
------------------------------------------------------------                   -------         --------         --------
CHANGE IN CASH AND CASH EQUIVALENTS                                              (879)             745             (801)
------------------------------------------------------------                   -------         --------         --------
CASH AND CASH EQUIVALENTS, END OF YEAR                                         $1,415          $ 2,294          $ 1,549
============================================================                   =======         ========         ========

SUPPLEMENTAL DISCLOSURE
Cash payments for:
    Interest, net of amount capitalized                                        $  700          $   640          $   536
    Income taxes                                                                1,712            1,743            1,873
Liabilities assumed in acquisitions                                               236               38              808
============================================================                   =======         ========         ========

See accompanying Notes to Consolidated Financial Statements.



                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  The Procter & Gamble Company and Subsidiaries

Millions of dollars except per share amounts

NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION: The consolidated financial statements include The Procter & Gamble Company and its controlled subsidiaries (the Company). Investments in companies over which the Company exerts significant influence, but does not control the financial and operating decisions, are accounted for using the equity method. These investments are managed as integral parts of the Company's business units, and segment reporting reflects such investments as consolidated subsidiaries.

USE OF ESTIMATES: Preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying disclosures. These estimates are based on management's best knowledge of current events and actions the Company may undertake in the future. Actual results may ultimately differ from estimates.

NEW PRONOUNCEMENTS: In June 1998, the FASB issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement will be adopted effective July 1, 2000, but is not expected to materially impact the Company's financial statements.

In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin 101, "Revenue Recognition in Financial Statements." The effective date has been deferred pending additional interpretive guidance. Based on current interpretations, no material impact on the Company's financial statements is anticipated.

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

INVENTORY VALUATION: Inventories are valued at cost, which is not in excess of current market price. Cost is primarily determined by either the average cost or the first-in, first-out method. The replacement cost of last-in, first-out inventories exceeded carrying value by approximately $83 and $100 at June 30, 2000 and 1999, respectively.

GOODWILL AND OTHER INTANGIBLE ASSETS: The cost of intangible assets is amortized, principally on a straight-line basis, over the estimated periods benefited, generally forty years for goodwill and periods ranging from three to forty years for other intangible assets. The realizability of goodwill and other intangibles is evaluated periodically when events or circumstances indicate a possible inability to recover the carrying amount. Such evaluation is based on various analyses, including cash flow and profitability projections that incorporate the impact of the Company's existing businesses. The analyses necessarily involve significant management judgment to evaluate the capacity of an acquired business to perform within projections. Historically, the Company has generated sufficient returns from acquired businesses to recover the cost of the goodwill and other intangible assets.

PROPERTY, PLANT AND EQUIPMENT: Property, plant and equipment are recorded at cost reduced by accumulated depreciation. Depreciation expense is based on estimated useful lives using the straight-line method. Estimated useful lives are periodically reviewed, and where warranted, changes are made that result in an acceleration of depreciation.

FAIR VALUES OF FINANCIAL INSTRUMENTS: Fair values of cash equivalents, short and long-term investments and short-term debt approximate cost. The estimated fair values of other financial instruments, including debt, equity and risk management instruments, have been determined using available market information and valuation methodologies, primarily discounted cash flow analysis. These estimates require considerable judgment in interpreting market data, and changes in assumptions or estimation methods may significantly affect the fair value estimates.

RECLASSIFICATIONS: Certain reclassifications of prior years' amounts have been made to conform with the current year presentation.

NOTE 2.  ORGANIZATION 2005

In June 1999, the Board of Directors approved a multi-year restructuring program in conjunction with the Company's Organization 2005 initiative.

Due to the nature and duration of this program, the timing and amount of estimated costs and savings require significant judgment and may change over time. Based on current expectations, the total cost of the program is estimated to be $2.7 billion ($2.1 billion after tax) over a six year period (fiscal 1999 through fiscal 2004).

The costs of this program primarily relate to separation and relocation of employees and streamlining manufacturing capabilities, including consolidation and closure. Certain other costs directly related to Organization 2005 also are included.

Charges for the program were $814 ($688 after tax) and $481 ($385 after tax) in 2000 and 1999, respectively. Estimated costs for fiscal 2001 are $750 ($550 after tax). The balance of the charges are not expected to materially affect any single year, and savings are expected to offset the charges. All charges for the program are reflected in the Corporate segment for management and external reporting.

The before-tax amounts consisted of the following:

                                          Asset      Accelerated
                    Separations     Write-Downs     Depreciation     Other     Total
====================================================================================
1999:
Charges                   $  45           $ 217            $ 208     $  11     $ 481
Cash spent                  (10)             --               --        (2)      (12)
Charged against
  assets                     --            (217)            (208)       --      (425)
---------------     ------------    ------------    -------------    ------    ------
Reserve balance
  June 30, 1999              35              --               --         9        44
---------------     ------------    ------------    -------------    ------    ------

2000:
Charges                     153              64              386       211       814
Cash spent                 (100)             --               --      (220)     (320)
Charged against
  assets                     --             (64)            (386)       --      (450)
---------------     ------------    ------------    -------------    ------    ------
Reserve balance
  June 30, 2000              88              --               --        --        88
===============     ============    ============    =============    ======    ======

Employee separation charges related to severance packages for approximately 2,800 people in 2000 and 400 people in 1999. The packages are predominantly voluntary and are formula driven based on salary levels and past service. Severance costs related to voluntary separations are charged to earnings when the employee accepts the offer.

Asset write-downs related primarily to assets held for sale or disposal and represented excess capacity that is in the process of being removed from service or disposed. These assets were written down to the lower of their current carrying basis or amounts expected to be realized upon disposal, less minor disposal costs. The balance of the asset write-downs related primarily to manufacturing assets that are expected to operate at levels significantly below their capacity. The projected cash flows from such assets over their remaining useful lives are now estimated to be less than their current carrying values; therefore, the assets were written down to estimated fair value as determined using discounted cash flows. The asset write-downs charged to earnings will not have a significant impact on future depreciation charges.

Charges for accelerated depreciation related to long-lived assets that will be taken out of service prior to the end of their normal service period due to manufacturing consolidations, technology standardization and plant closures. The Company has shortened the estimated useful lives of such assets, resulting in accelerated depreciation.

Other costs included primarily relocation, training costs and legal entity restructuring costs directly related to the Organization 2005 initiative.

NOTE 3.  ACQUISITIONS

In 2000, the Company acquired The Iams Company and Affiliates for approximately $2,222 in cash. Other acquisitions in 2000 totaled $745 and consisted primarily of Recovery Engineering, Inc. and a joint venture ownership increase in China. The 2000 acquisitions were accounted for using the purchase method, and resulted in goodwill of $2,508. Purchase acquisitions in 1999 totaled $137. In 1998, the Company acquired Tambrands, Inc., and its leading brand, Tampax, for approximately $1,844 in cash. Other acquisitions in 1998 totaled $1,425 and included the acquisition of paper businesses and increased ownership in various ventures in Latin America and Asia. The 1998 acquisitions, all of which were accounted for using the purchase method, resulted in goodwill of $3,335.

NOTE 4.  SUPPLEMENTAL FINANCIAL INFORMATION

                                                 June 30
                                           --------------------
                                             2000      1999
===============================================================
ACCRUED AND OTHER LIABILITIES
Marketing expenses                          $1,142    $1,094
Compensation expenses                          462       449
Other                                        2,117     2,540
-----------------------------              --------- ----------
                                             3,721     4,083
===============================================================

OTHER NON-CURRENT LIABILITIES
Other Postretirement benefits               $  824    $1,081
Pension benefits                               975       926
Other                                          502       694
-----------------------------              --------- ----------
                                             2,301     2,701
===============================================================

SELECTED OPERATING EXPENSES
Research and development costs are charged to earnings as incurred and were $1,899 in 2000, $1,726 in 1999 and $1,546 in 1998. Advertising costs are charged to earnings as incurred and were $3,667 in 2000, $3,538 in 1999 and $3,704 in 1998.

NET EARNINGS PER COMMON SHARE
Net earnings less preferred dividends (net of related tax benefits) are divided by the weighted average number of common shares outstanding during the year to calculate basic net earnings per common share. Diluted net earnings per common share are calculated to give effect to stock options and convertible preferred stock.

Basic and diluted net earnings per share are reconciled as follows:

                                      Years Ended June 30
                                    -------------------------
                                      2000     1999     1998
=============================================================
Net earnings available to
   common shareholders              $3,427   $3,654   $3,676
Effect of dilutive securities
   Preferred dividends, net of
     tax benefit                       115      109      104
   Preferred dividend impact on
     funding of ESOP                  (18)     (22)     (25)
-------------------------------     ------- -------- --------
Diluted net earnings                 3,524    3,741    3,755
=============================================================


                                      Years Ended June 30
                                   --------------------------
Shares in Thousands                   2000     1999     1998
=============================================================
Basic weighted average
  common shares outstanding        1,313.2  1,328.1  1,343.4
Effect of dilutive securities
  Conversion of preferred shares      94.3     97.2     99.8
  Exercise of stock options           19.7     21.5     22.3
--------------------------------   -------- -------- --------
Diluted weighted average
  common shares outstanding        1,427.2  1,446.8  1,465.5
=============================================================

EQUITY PUT OPTIONS
During April 2000, the Company entered into a series of equity put options on its common stock. These agreements will be settled on a physical or net-share basis at the Company's option and expire in the October-December 2000 quarter. The premium received from the sale of the instruments was credited to equity and reduces the Company's cash outlay for share repurchases.

As of June 30, 2000, put options equivalent to 12 million common shares were outstanding at prices ranging from $60 to $71 per share. The impact on diluted earnings per share is immaterial.

NOTE 5.  SHORT-TERM AND LONG-TERM DEBT

                                                 June 30
                                            ------------------
                                               2000      1999
==============================================================
Short-Term Debt
U. S. obligations                            $2,142    $2,308
Foreign obligations                             785       375
Current portion of long-term debt               283       467
---------------------------------           --------- --------
                                              3,210     3,150
==============================================================

The weighted average short-term interest rates were 4.8% and 5.7% as of June 30, 2000 and 1999, respectively.

                                                           June 30
                                                      -----------------
                         Average Rate   Maturities      2000      1999
=======================================================================
LONG-TERM DEBT
U.S. notes and
    debentures                  5.73%    2000-2049    $7,664    $3,760
ESOP Series A                   8.33%    2000-2004       392       472
ESOP Series B                   9.36%    2007-2021     1,000     1,000
U.S. commercial
    paper                                                 --     1,019
Foreign obligations                                      143       447
Current portion of
    long-term debt                                      (283)     (467)
-------------------                                   -------   -------
                                                       8,916     6,231
=======================================================================

Long-term weighted average interest rates in the preceding table are as of June 30, 2000, and include the effects of related interest rate swaps discussed in
Note 6.

The fair value of the long-term debt was $8,929 and $6,517 at June 30, 2000 and 1999, respectively. Long-term debt maturities during the next five years are as follows: 2001--$283; 2002--$472; 2003--$534; 2004--$1,139 and 2005--$973.

NOTE 6.  RISK MANAGEMENT ACTIVITIES

The Company is exposed to market risks, such as changes in interest rates and currency exchange rates. To manage the volatility relating to these exposures, the Company nets the exposures on a consolidated basis to take advantage of natural offsets. For the residual portion, the Company enters into various derivative transactions pursuant to the Company's policies in areas such as counterparty exposure and hedging practices. The financial impacts of these hedging instruments are offset in part or in whole by corresponding changes in the underlying exposures being hedged. The Company does not hold or issue derivative financial instruments for trading purposes.

INTEREST RATE MANAGEMENT
The Company's policy is to manage interest cost using a mix of fixed and variable rate debt. To manage this mix in a cost-efficient manner, the Company enters into interest rate swaps in which the Company agrees to exchange, at specified intervals, the difference between fixed and variable interest amounts calculated by reference to an agreed-upon notional principal amount. These swaps are designated to hedge underlying debt obligations. For qualifying hedges, the interest rate differential is reflected as an adjustment to interest expense over the life of the swaps.

Certain currency interest rate swaps are designated as hedges of the Company's foreign net investments. Currency effects of these hedges are reflected in the accumulated other comprehensive income section of shareholders' equity, offsetting a portion of the translation of the net assets.

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

                                  June 30
                            ------------------
                              2000       1999
==============================================
Notional amount             $7,955     $1,614
==============================================

Fair value                  $  105     $    7
Carrying value                 149         15
-----------------           ------     -------
Unrecognized loss              (44)        (8)
==============================================

The increase in notional amount is due primarily to increased emphasis on matching the currency component of assets and liabilities on the Company's consolidated balance sheet. This activity hedges currency exposures in two ways. It hedges the Company's net investment position in major currencies and generates foreign currency interest payments which offset other transactional foreign exchange exposures in these currencies.

Although derivatives are an important component of the Company's interest rate management program, their incremental effect on interest expense for 2000, 1999 and 1998 was not material.

CURRENCY RATE MANAGEMENT
The Company manufactures and sells its products in a number of countries throughout the world and, as a result, is exposed to movements in foreign currency exchange rates.

The Company's major foreign currency exposures involve the markets in Western and Eastern Europe, Asia and Mexico. The primary purpose of the Company's foreign currency hedging activities is to manage the volatility associated with foreign currency purchases of materials and other assets and liabilities created in the normal course of business. Corporate policy prescribes the range of allowable hedging activity. The Company primarily utilizes forward exchange contracts and purchased options with maturities of less than eighteen months.

In addition, the Company enters into certain foreign currency swaps to hedge intercompany financing transactions. The Company also utilizes purchased foreign currency options with maturities of generally less than eighteen months and forward exchange contracts to hedge against the effect of exchange rate fluctuations on royalties and income from international operations.

Gains and losses related to qualifying hedges of foreign currency firm commitments or anticipated transactions are deferred in prepaid expense and are included in the basis of the underlying transactions. To the extent that a qualifying hedge is terminated or ceases to be effective as a hedge, any deferred gains and losses up to that point continue to be deferred and are included in the basis of the underlying transaction. All other foreign exchange contracts are marked-to-market on a current basis, generally to marketing, research and administrative expense. To the extent anticipated transactions are no longer likely to occur, the related hedges are closed with gains or losses charged to earnings on a current basis.

Currency instruments outstanding are as follows:

                                     June 30
                               ---------------------
                                  2000        1999
====================================================
Notional amount
  Forward contracts             $1,822      $1,988
  Purchased options              1,147       1,358
  Currency swaps                     0          33
Fair value
  Forward contracts                  4          (6)
  Purchased options                 18          19
  Currency swaps                     0           5
====================================================

The reduction in the notional amount of currency instruments outstanding reflects the increased efficiencies of our centralized global hedge program, including the foreign exchange exposure offsets generated by foreign currency interest payments. The deferred gains and losses on these currency instruments were not material.

In addition, in order to hedge currency exposures related to the net investments in foreign subsidiaries, the Company utilizes local currency financing entered into by the subsidiaries, currency interest rate swaps and other foreign currency denominated financing instruments entered into by the parent. Gains and losses on instruments designated as hedges of net investments are offset against the translation effects reflected in shareholders' equity.

Currency interest rate swaps, foreign currency instruments and foreign currency denominated debt that have been designated as hedges of the Company's net investment exposure in certain foreign subsidiaries have notional amounts totaling $7,276 and $826 at June 30, 2000 and 1999, respectively. These hedges resulted in gains of $150 and $5, net of $88 and $4 in tax effects, respectively, reflected in shareholders' equity.

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

NOTE 7.  STOCK OPTIONS

The Company has stock-based compensation plans under which stock options are granted annually to key managers and directors at the market price on the date of grant. The 2000 and 1999 grants are fully exercisable after three years and have a fifteen year life, while prior years' grants are fully exercisable after one year and have a ten year life. Beginning in 1998, the Company began granting stock options to all eligible employees not covered by the key manager and director plans. These one-time grants, which comprised 8.7 million of the 20.3 million options granted in 1998, are fully exercisable after five years and have a ten year life. The Company issues stock appreciation rights in countries where stock options are not permitted by local governments.

Pursuant to FASB Statement No. 123, "Accounting for Stock-Based Compensation," the Company has elected to account for its employee stock option plans under APB Opinion No. 25, "Accounting for Stock Issued to Employees." Under these plans, stock options have been issued at fair value and therefore, compensation cost has not been recognized. Had compensation cost for the plans been determined based on the fair value at the grant date consistent with FASB Statement No. 123, the Company's net earnings and earnings per share would have been as follows:

                                        Years Ended June 30
                                  --------------------------------
                                     2000       1999       1998
==================================================================
Net earnings
   As reported                     $3,542     $3,763     $3,780
   Pro forma                        3,363      3,683      3,472
==================================================================

Net earnings per common share
Basic
  As reported                      $ 2.61     $ 2.75     $ 2.74
  Pro forma                          2.47       2.69       2.51
Diluted
  As reported                        2.47       2.59       2.56
  Pro forma                          2.34       2.53       2.35
==================================================================

The fair value of each option grant is estimated on the date of grant using a binomial option-pricing model with the following assumptions:

                                        Options Granted in
                                        Years Ended June 30
                                 --------------------------------
                                     2000       1999       1998
=================================================================
Interest rate                        6.0%       5.4%       5.6%
Dividend yield                       1.5%       1.5%       2.0%
Expected volatility                   28%        26%        26%
Expected life in years                  9          7          6
=================================================================

Stock option activity was as follows:

                                                Options in Thousands
                                           -----------------------------
                                             2000       1999       1998
========================================================================
Outstanding, July 1                        76,810     79,918     68,514
Granted                                    14,360      7,026     20,315
Exercised                                  (7,401)    (9,397)    (8,477)
Canceled                                   (1,025)      (737)      (434)
--------------------------------------     -------    -------    -------
Outstanding, June 30                       82,744     76,810     79,918
Exercisable                                54,667     61,664     59,610
Available for grant                        41,387     39,874     31,558
Average price
  Outstanding, beginning of year           $52.11     $45.58     $31.00
  Granted                                   96.10      89.72      83.26
  Exercised                                 25.21      22.36      18.57
  Outstanding, end of year                  61.73      52.11      45.58
  Exercisable, end of year                  46.67      43.79      32.74
Weighted average fair value of options
  granted during the year                   37.21      32.23      24.56
========================================================================

The following table summarizes information about stock options outstanding at June 30, 2000:

                                        Options Outstanding
                        ---------------------------------------------------
                             Number      Weighted Avg.        Weighted Avg.
                        Outstanding     Exercise Price           Remaining
Range of Prices         (Thousands)                        Contractual Life
===========================================================================
$20 to 30                    19,517             $25.61            2.2 years
 33 to 46                    15,124              37.89            5.1
 57 to 85                    28,044              75.52            7.3
 86 to 107                   20,059              95.59           13.5
===========================================================================

The following table summarizes information about stock options exercisable at June 30, 2000:

                              Options Exercisable
                        -------------------------------
                             Number
                        Exercisable       Weighted Avg.
Range of Prices         (Thousands)      Exercise Price
=======================================================
$20 to 30                    19,517              $25.61
 33 to 46                    15,124               37.89
 57 to 85                    19,547               73.41
 86 to 107                      479               91.14
=======================================================

NOTE 8.  EMPLOYEE STOCK OWNERSHIP PLAN

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

                                   Years Ended June 30
                                -------------------------
                                2000       1999      1998
=========================================================
ESOP preferred shares
  allocated at market value     $313       $279      $235
Company contributions              1         18        35
---------------------------     ----       ----      ----
Benefits earned                  314        297       270
=========================================================

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

                                 Shares in Thousands
                           --------------------------------
                             2000         1999         1998
===========================================================
Outstanding, June 30
  Series A                 55,925       58,342       60,635
  Series B                 37,085       37,485       37,805
===========================================================

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

NOTE 9.  POSTRETIREMENT BENEFITS

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

The elements of the net amount recognized for the Company's postretirement plans are summarized below:

                                        Years Ended June 30
                                -------------------------------------
                                                           Other
                                Pension Benefits     Retiree Benefits
                                ----------------     ----------------
                                 2000      1999       2000      1999
=====================================================================
CHANGE IN BENEFIT
OBLIGATION
Benefit obligation
  at beginning of year          $2,488    $2,282     $1,199    $1,465
Service cost                       120       111         39        49
Interest cost                      151       140         90        97
Participants' contributions          4         4         16        17
Amendments                           9        (5)        20        (1)
Actuarial loss (gain)               35       164         (7)     (356)
Acquisitions                        47         4          0         0
Curtailments and
  settlements                      (20)       (3)         0         0
Currency exchange                  (79)      (73)        (3)       (1)
Benefit payments                  (128)     (136)       (84)      (71)
-----------------------------   -------   -------    -------   -------
Benefit obligation
  at end of year                 2,627     2,488      1,270     1,199
-----------------------------   -------   -------    -------   -------

CHANGE IN PLAN ASSETS
Fair value of plan assets
  at beginning of year           1,555     1,523      2,516     2,611
Actual return on plan assets       198       111     (1,178)      (49)
Acquisitions                        28         4          0         0
Employer contributions              73        95          4         8
Participants' contributions          4         4         16        17
Settlements                         (2)        0          0         0
Currency exchange                  (37)      (46)         0         0
Benefit payments                  (128)     (136)       (84)      (71)
-----------------------------   -------   -------    -------   -------
Fair value of plan assets
  at end of year                 1,691     1,555      1,274     2,516
-----------------------------   -------   -------    -------   -------

FUNDED STATUS
Funded status at
  end of year                     (936)     (933)         4     1,317
Unrecognized net
  actuarial loss (gain)            (30)       17       (828)   (2,384)
Unrecognized transition
  amount                            21        27          0         0
Unrecognized prior
  service cost                      39        37          1       (21)
-----------------------------   -------   -------    -------   -------
Net amount recognized             (906)     (852)      (823)   (1,088)
======================================================================

Prepaid benefit cost            $   59    $   59     $    2    $    1
Accrued benefit cost              (990)     (936)      (825)   (1,089)
Accumulated other
  comprehensive income              25        25          0         0
-----------------------------   -------   -------    -------   -------
Net liability recognized          (906)     (852)      (823)   (1,088)
======================================================================

The Company's stock comprised $1,123 and $2,346 of other retiree plan assets, net of Series B ESOP debt, as of June 30, 2000 and 1999, respectively.

Assumptions for the postretirement benefit calculations are as follows:

                                    Years Ended June 30
                           --------------------------------------
                                                          Other
                           Pension Benefits      Retiree Benefits
                           ----------------      ----------------
                             2000      1999       2000       1999
=================================================================
WEIGHTED AVERAGE
ASSUMPTIONS
  Discount rate               6.1%      6.0%      8.0%       7.5%
  Expected return
    on plan assets            8.1%      7.9%     10.0%      10.0%
  Rate of compensation
    increase                  4.5%      4.6%       --         --
  Initial health care
    cost trend rate*           --        --       5.8%       6.0%
=================================================================

* Assumed to decrease to 5.0% by 2006 and remain at that level thereafter.

Components of the net periodic benefit cost are as follows:

                                       Years Ended June 30
                         -----------------------------------------------
                                                              Other
                           Pension Benefits              Retiree Benefits
                         ---------------------          ------------------
                          2000    1999    1998          2000   1999   1998
==========================================================================
COMPONENTS OF NET
PERIODIC BENEFIT COST
Service cost             $ 120   $ 111   $ 106         $  39  $  49  $  42
Interest cost              151     140     148            90     97    102
Expected return on
  plan assets             (122)   (105)   (103)         (294)  (218)  (171)
Amortization of prior
  service cost               7       8       7            (2)    (2)    (2)
Amortization of
  transition amount          4       3       3             0      0      0
Settlement (gain)           (6)      0       0             0      0      0
Curtailment loss (gain)     (3)      0      12             0      0      0
Recognized net
  actuarial loss (gain)      4       4       0           (92)   (58)   (41)
----------------------   -----   -----   -----         -----  -----  -----
Gross benefit cost         155     161     173          (259)  (132)   (70)
Dividends on ESOP
  preferred stock            0       0       0           (77)   (78)   (78)
----------------------   -----   -----   -----         -----  -----  -----
Net periodic benefit
  cost                     155     161     173          (336)  (210)  (148)
===========================================================================

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $1,368, $1,073 and $189, respectively, as of June 30, 2000, and $1,382, $1,122 and $233, respectively, as of June 30, 1999.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one percentage point change in assumed health care cost trend rates would have the following effects:

                                    One Percentage     One Percentage
                                    Point Increase     Point Decrease
=====================================================================
Effect on total of service and               $  23            $  (18)
  interest cost components
Effect on postretirement
   benefit obligation                          167              (138)
=====================================================================

NOTE 10.  INCOME TAXES

Earnings before income taxes consist of the following:

                                   Years Ended June 30
                             --------------------------------
                                2000       1999        1998
=============================================================
United States                 $3,006     $3,474      $3,632
International                  2,530      2,364       2,076
-------------                ---------- ----------- ---------
                               5,536      5,838       5,708
=============================================================

The income tax provision consists of the following:

                                   Years Ended June 30
                             --------------------------------
                                2000       1999        1998
=============================================================
CURRENT TAX EXPENSE
  U.S. Federal                $  648     $1,080     $   996
  International                  816        934         918
  U.S. State & Local              67        121         115
-----------------------      ---------- ----------- ---------
                               1,531      2,135       2,029

DEFERRED TAX EXPENSE
  U.S. Federal                   241        (74)         51
  International & other          222         14        (152)
-----------------------      ---------- ----------- ---------
                                 463        (60)       (101)
-----------------------      ---------- ----------- ---------
                               1,994      2,075       1,928
=============================================================

Taxes credited to shareholders' equity for the years ended June 30, 2000 and 1999 were $59 and $222, respectively. Undistributed earnings of foreign subsidiaries that are considered to be reinvested indefinitely were $8,828 at June 30, 2000.

The Company's effective income tax rate was 36.0%, 35.5% and 33.8% in 2000, 1999 and 1998, respectively, compared to the U.S. statutory rate of 35.0%. Excluding the Organization 2005 program costs and related tax effects, the effective tax rate was 33.4% in 2000 and 34.4% in 1999. This change reflects the execution of tax planning opportunities which is offset by the impact of various country tax rates on Organization 2005 program costs.

Deferred income tax assets and liabilities are comprised of the following:

                                                               June 30
                                                      -----------------------
                                                          2000        1999
=============================================================================
Current deferred tax assets                            $   309     $   621
=============================================================================
Non-current deferred tax assets (liabilities)
  Depreciation                                         $  (951)    $  (979)
  Other postretirement benefits                            273         392
  Loss and other carryforwards                             332         206
  Other                                                   (279)         19
---------------------------------------------          --------    --------
                                                          (625)       (362)
=============================================================================

Included in the above are total valuation allowances of $207 and $140 in 2000 and 1999, respectively.

NOTE 11.  COMMITMENTS AND CONTINGENCIES

The Company has purchase commitments for materials, supplies and property, plant and equipment incidental to the ordinary conduct of business. In the aggregate, such commitments are not at prices in excess of current market.

The Company is subject to various lawsuits and claims with respect to matters such as governmental regulations, income taxes and other actions arising out of the normal course of business. The Company is also subject to contingencies pursuant to environmental laws and regulations that in the future may require the Company to take action to correct the effects on the environment of prior manufacturing and waste disposal practices. Accrued environmental liabilities for remediation and closure costs at June 30, 2000 and 1999 were $47 and $58, respectively, and, in management's opinion, such accruals are appropriate based on existing facts and circumstances. Current year expenditures were not material.

While considerable uncertainty exists, in the opinion of management and Company counsel, the ultimate liabilities resulting from such claims will not materially affect the Company's financial statements.

NOTE 12.  SEGMENT INFORMATION

On July 1, 1999, as part of the Organization 2005 initiative, the Company changed its internal management structure to product-based global business units. Previously, the Company had been organized on a geographic basis. The segments manufacture and market products as follows:

(bullet) Fabric and home care includes laundry care, dish care, fabric conditioners and hard surface cleaners.

(bullet) Paper aggregates tissues and towel, feminine care and baby care, which contains diapers and wipes.

(bullet) Beauty care includes cosmetics, hair care, deodorants, fragrances and other beauty products.

(bullet) Health care includes personal health care, oral care, prescription drugs and pet health and nutrition.

(bullet) Food and beverage includes coffee, snacks, commercial services, juice, peanut butter and shortening and oil.

The Corporate segment includes both operating and non-operating elements such as financing and investing activities, goodwill amortization, employee benefit costs, charges related to restructuring (including the Organization 2005 program), segment eliminations and other general corporate items. The segment eliminations adjust management reporting principles to accounting principles generally accepted in the United States of America and primarily affect the treatment of unconsolidated investees and income taxes, which are reflected in the business segments using applicable local statutory tax rates. Corporate assets primarily include cash, investment securities and goodwill.

                                        Fabric and                   Beauty        Health     Food and
                                         Home Care       Paper         Care          Care     Beverage    Corporate       Total
===============================================================================================================================
NET SALES                   2000           $12,157     $12,044       $7,389        $3,909       $4,634       $(182)     $39,951
                            1999            11,415      12,190        7,376         2,876        4,655        (387)      38,125
                            1998            11,019      11,685        7,469         2,889        4,620        (528)      37,154
--------------------        ----           -------     -------       ------        ------       ------       ------     -------
NET EARNINGS                2000             1,450       1,069          894           335          364        (570)       3,542
                            1999             1,497       1,278          917           242          328        (499)       3,763
                            1998             1,406         990          845           232          294           13       3,780
--------------------        ----           -------     -------       ------        ------       ------       ------     -------
BEFORE-TAX EARNINGS         2000             2,318       1,817        1,393           540          566      (1,098)       5,536
                            1999             2,417       2,195        1,457           372          528      (1,131)       5,838
                            1998             2,240       1,772        1,379           381          477        (541)       5,708
--------------------        ----           -------     -------       ------        ------       ------       ------     -------
DEPRECIATION AND            2000               354         664          194           159          153          667       2,191
 AMORTIZATION               1999               293         638          198           107          149          763       2,148
                            1998               295         611          198           105          135          254       1,598
--------------------        ----           -------     -------       ------        ------       ------       ------     -------
TOTAL ASSETS                2000             5,477       8,415        3,497         2,229        2,611       11,965      34,194
                            1999             5,047       8,184        3,754         1,556        2,598       10,974      32,113
--------------------        ----           -------     -------       ------        ------       ------       ------     -------
CAPITAL EXPENDITURES        2000               807       1,282          310           195          235          189       3,018
                            1999               638       1,327          285           143          237          198       2,828
====================        ====           =======     =======       ======        ======       ======       ======     =======

The Company had net sales in the United States of $20,038, $18,314 and $17,848 for the years ended June 30, 2000, 1999 and 1998, respectively. Assets in the United States totaled $17,227 and $15,142 as of June 30, 2000 and 1999, respectively.

The Company's largest customer, Wal-Mart Stores, Inc. and its affiliates, accounted for 14%, 12% and 11% of consolidated net sales in 2000, 1999 and 1998, respectively. These sales occurred primarily in the United States.

NOTE 13.  QUARTERLY RESULTS (UNAUDITED)

                                                                         Quarters Ended                               Total
                                                   ----------------------------------------------------
                                                    Sept. 30       Dec. 31        Mar. 31      June 30                 Year
===========================================================================================================================
Net Sales                           1999-2000         $9,919       $10,588         $9,783       $9,661              $39,951
                                    1998-1999          9,510         9,934          9,231        9,450               38,125
--------------------                ---------         ------       -------         ------       ------              -------
Operating Income*                   1999-2000          1,847         1,842          1,320          945                5,954
                                    1998-1999          1,874         1,837          1,665          877                6,253
--------------------                ---------         ------       -------         ------       ------              -------
Net Earnings*                       1999-2000          1,147         1,126            753          516                3,542
                                    1998-1999          1,167         1,142          1,040          414                3,763
--------------------                ---------         ------       -------         ------       ------              -------
Diluted Net Earnings                1999-2000            .80           .78            .52          .36                 2.47
 Per Common Share*                  1998-1999            .80           .78            .72          .29                 2.59
====================                =========         ======       =======         ======       ======              =======

                              FINANCIAL HIGHLIGHTS

                                                                       2000        1999         1998        1997         1996
=============================================================================================================================
Net Sales                                                           $39,951     $38,125      $37,154     $35,764      $35,284
Operating Income*                                                     5,954       6,253        6,055       5,488        4,815
Net Earnings*                                                         3,542       3,763        3,780       3,415        3,046
Core Net Earnings                                                     4,230       4,148        3,780       3,415        3,046
Net Earnings Margin*                                                   8.9%        9.9%        10.2%        9.5%         8.6%
Core Net Earnings Margin                                              10.6%       10.9%        10.2%        9.5%         8.6%

Basic Net Earnings per Common Share*                                   2.61        2.75         2.74        2.43         2.14
Diluted Net Earnings per Common Share*                                 2.47        2.59         2.56        2.28         2.01
Diluted Core Net Earnings per Common Share                             2.95        2.85         2.56        2.28         2.01
Dividends Per Common Share                                             1.28        1.14         1.01         .90          .80

Research and Development Expense                                      1,899       1,726        1,546       1,469        1,399
Advertising Expense                                                   3,667       3,538        3,704       3,466        3,254
Total Assets                                                         34,194      32,113       30,966      27,544       27,730
Capital Expenditures                                                  3,018       2,828        2,559       2,129        2,179
Long-Term Debt                                                        8,916       6,231        5,765       4,143        4,670
Shareholders' Equity                                                 12,287      12,058       12,236      12,046       11,722
===========================================                         =======     =======      =======     =======      =======
*2000 and 1999 amounts include Organization 2005 program costs.



SHAREHOLDER INFORMATION

If...
>  You need help with your account
>  You need automated access to your account
>  You are interested in our certificate safekeeping service
>  You want to arrange for direct deposit of dividends
>  A stock certificate is lost, stolen or destroyed

CONTACT P&G...
24 HOURS A DAY
Visit our Web site at www.pg.com/investor Call for financial information 1-800-764-7483 (1-513-945-9990 outside the U.S.)

PERSON TO PERSON
Shareholder Services representatives available
Monday-Friday, 9-4 EST
1-800-742-6253
(1-513-983-3034 outside the U.S.)
Automated service available after U.S. business hours

OR WRITE
The Procter & Gamble Company
Shareholder Services Department
P.O. Box 5572
Cincinnati, Ohio 45201-5572

GALLERIA
You can order imprinted P&G merchandise from the P&G Galleria. Shop for umbrellas, business accessories and clothing online at www.ehowe.com or call 1-800-969-4693 (1-513-651-1888 outside the U.S.).
[picture of P&G pens and picture of P&G water bottles]


COMMON STOCK PRICE RANGE AND DIVIDENDS

                                               Price Range
                           ------------------------------------------------------
                               1999-2000                          1998-1999                               Dividends
                           -------------------                -------------------            -------------------------------
Quarter ended              High         Low                   High         Low               1999-2000             1998-1999
============================================================================================================================
September 30               $104.13      $84.56                $  94.00     $65.13                 $.32                $.2850
December 31                 115.63       92.00                   94.81      69.63                  .32                 .2850
March 31                    118.38       52.75                  101.81      82.00                  .32                 .2850
June 30                      72.75       53.25                  103.81      84.13                  .32                 .2850
=============              =======      ======                ========     ======                 ====                ======


CORPORATE HEADQUARTERS
The Procter & Gamble Company
P.O. Box 599
Cincinnati, Ohio 45201-0599


TRANSFER AGENT/SHAREHOLDER SERVICES
The Procter & Gamble Company
Shareholder Services Department
P.O. Box 5572
Cincinnati, Ohio 45201-5572


REGISTRAR
Chase Manhattan Trust Company, N.A.
255 East Fifth Street, Suite 2115
Cincinnati, Ohio 45202


EXCHANGE LISTING
New York, Cincinnati, Amsterdam, Paris, Basle, Geneva, Lausanne, Zurich, Frankfurt, Brussels, Tokyo


SHAREHOLDERS OF COMMON STOCK
There were 291,965 Common Stock shareholders of record, including participants in the Shareholder Investment Program, as of July 21, 2000.

FORM 10-K
Shareholders may obtain a copy of the company's 2000 report to the Securities and Exchange Commission on Form 10-K by going to P&G's investor Web site at www.pg.com/investor or by calling us at 1-800-764-7483. This information is also available at no charge by sending a request to Shareholder Services at the address listed above.

SHAREHOLDERS' MEETING
The next annual meeting of shareholders will be held on Tuesday, October 10, 2000. A full transcript of the meeting will be available from Linda D. Rohrer, Assistant Secretary, at a cost of $10. Ms. Rohrer can be reached at One P&G Plaza, Cincinnati, Ohio 45202-3315.