Form 10-K, Exhibit 13
period 2001-06-30
PROCTER & GAMBLE CO
filed 2001-09-12
CIK 80424

                                  Exhibit (13)

                         Annual Report to Shareholders
                    (pages 1-3, 10-35 and inside back cover)

To Our Shareholders:

When we began the 2000/2001 fiscal year, Job One was getting P&G's business back on track and growing again.

We have refocused on our biggest, and fastest growing brands, in our biggest markets, with our leading customers. We've strengthened the value of our brands for consumers. We've made strategic choices about which businesses P&G should be in, and which it should not. And we've improved P&G's competitiveness by controlling costs and managing cash more effectively. We believe these are the choices that will deliver superior Total Shareholder Return, which is the key measure of our progress and our underlying commitment to P&G shareholders.

MAKING PROGRESS
We've made progress, although there's more to do.

     - Sales were $39.2 billion, down slightly from last year but up 2% excluding the effects of unfavorable exchange rates.

     - Net earnings were $2.9 billion. Core net earnings, which exclude restructuring charges, were $4.4 billion - up 4% -- while earnings per share were $3.12, up 6%.

     - Business trends improved during the year. Fourth quarter unit volumes grew 3% and we made significant progress on costs, delivering core operating income growth of 12%.

     -    Operating cash flow increased over $1 billion.

Progress in the U.S. - our largest market - is particularly encouraging. A year ago, only three of our top 10 U.S. brands were growing share; at the end of the 2000/2001 fiscal year, eight of 10 were growing share.

This progress isn't limited to the U.S.

     -    In Latin America, 3% volume growth drove earnings to record levels.

     - Profits rebounded in China during the year and market shares are now growing broadly.

     - Elsewhere in Asia, we grew volume in virtually every country; in the Philippines, for example, our Fabric and Home Care business turned in an exceptional year with record volume and profits while regaining volume-share leadership for the past six months.

     - In Central and Eastern Europe, Russia bounced back from the 1998 economic and currency crises: volume, sales and market shares are all rebounding with solid profits.

While we are pleased with this progress, we know we still have a lot of hard work ahead of us. Diapers and Feminine Protection - both of which are core,

[Photograph of P&G Products--P&G'S BILLION DOLLAR BRANDS In 2000/2001, Iams joined P&G's "Billion Dollar Club." The Company now has 11 brands with more than a billion dollars in sales.]

TWO

multi-billion-dollar businesses -- are not performing satisfactorily. Western Europe - our second largest market - also lags expectations. We have improvements planned for each of these businesses.

GETTING COMPETITIVE

Cost competitiveness improved.

    - We reduced P&G's overhead costs in 2000/2001 for the first time in five years.

    - We reduced marketing spending in 2000/2001 - for the first time in five years.

    - We reduced capital spending from 7.6% of sales last fiscal year to 6.3% this year, and revised our goal to 6% of sales by 2002/2003, one year ahead of plan.

We also announced plans to broaden our Organization 2005 restructuring program to drive costs to best-in- class levels, rationalize our manufacturing capacity and address under-performing businesses. This includes a reduction in force of 9,600 jobs, in addition to 7,800 remaining from our original Organization 2005 program. We are on track to achieve the nearly $2 billion in savings expected from this program by fiscal year 2004.

STRATEGIC CHOICES

Last year, we identified the need to make clearer, tougher choices. Again, we've made progress. Here's where P&G will focus:

     1. BUILD EXISTING CORE BUSINESSES INTO STRONGER GLOBAL LEADERS. Baby Care, Fabric Care, Feminine Protection and Hair Care are our top-priority core businesses. These are categories in which P&G is #1 in global sales and market share, and where the Company believes it can consistently grow earnings at double-digit rates. Together, these four businesses represent about two-thirds of P&G sales and an even greater percentage of profit.

     2. GROW BIG BRANDS, BIG COUNTRIES, LEADING CUSTOMERS. With this focus, we intend to grow sales, market shares and profits at rates that exceed Company averages. We'll concentrate on our billion-dollar and soon-to-be billion-dollar brands, and on our top customers in our top 10 countries.

     3. DEVELOP FASTER-GROWING, HIGHER-MARGIN, MORE ASSET-EFFICIENT BUSINESSES WITH GLOBAL LEADERSHIP POTENTIAL. These are businesses - such as Personal Health Care and Beauty Care - that are high Total Shareholder Return performers. We'll develop them through internal innovation, as we're doing with Crest Whitestrips, and through acquisitions and alliances that are in or adjacent to core P&G categories, such as Clairol, which we announced our intention to acquire in May.

     4. REGAIN GROWTH MOMENTUM AND LEADERSHIP IN WESTERN EUROPE. We'll restore P&G leadership in Western Europe by focusing on core categories and on our biggest brands, leading customers, biggest countries.

     5. DRIVE GROWTH IN KEY DEVELOPING MARKETS. We expect growth in the coming decade to come from a balanced mix of developed and developing markets. We'll win in our high-priority developing markets by tailoring low-income offerings in core P&G categories.

In all these areas, innovation will continue to be the primary driver of P&G growth. We intend to be the innovation leader in new and established businesses alike, and in both developed and developing markets.

In 2000, for example, P&G had five of the top new U.S. consumer products, as reported in the Information Resources, Inc. (IRI) annual study. Over the past eight years, we have averaged three to four of the top 10 new items each year. In fact, over the last four years, P&G has launched 13 new products in the U.S., each of which has exceeded $100 million in sales - nearly a third of all new consumer products during that time that beat the $100 million mark.

                                                                           THREE

Importantly, P&G innovation doesn't stop with products. We define innovation broadly, and consistently strive to innovate in every part of the business -- with new business models, such as Reflect.com; new organization models, such as the Global Business Services shared- service organization; and new approaches to consumer and customer marketing. Innovation is a deliberate process at P&G. We organize for it, catalyze it and apply it broadly.

BOTTOM LINE: We're focusing on being the leader in our core categories, with our big brands -- brands that are big today and brands that have the potential to be big tomorrow; we're taking steps to ensure that P&G brands provide the best consumer value; we're shifting our mix to categories with higher growth and higher margins; we're focusing on big countries in both developed and developing markets, and on our leading global customers.

IMPROVING EVERYDAY LIFE
In all we do, the consumer is boss. We win when we understand consumers better than our competitors. And it's with that recognition that we have committed ourselves to making P&G the most consumer- driven company in the world.

Our mission as a company is to improve everyone's quality of life every day, everywhere. We have a relentless quest to be the best - and our dedication to that quest has never been more evident than in the past year. P&G people have risen to the challenges our Company has faced with a sense of pride, resourcefulness and dogged determination. The spirit of our people is a tremendous driver of our confidence in P&G's future.

We enter this new fiscal year with renewed dedication to fulfill our mission and to deliver our commitments to you, our fellow owners of Procter & Gamble.

/s/ A. G. Lafley

A. G. Lafley
President and Chief Executive
August 7, 2001

/s/ John E. Pepper

John E. Pepper
Chairman of the Board
August 7, 2001

10               The Procter & Gamble Company and Subsidiaries

                                FINANCIAL REVIEW

RESULTS OF OPERATIONS
Fiscal 2001 was a year of progress - in making choices, establishing realistic goals and delivering on commitments. The Company also made considerable progress on strengthening its cost structure and improving cash efficiency. This was despite a tough year that included weakening economies in some major geographies, significant currency impacts, rising commodity prices and an increasingly competitive environment.

To accelerate long-term growth, the Company has made and will continue to make tough, clear choices about where to play and how to win. The Company is focused on building superior shareholder return - by creating and building big brands with top-line results, sales margins and cash flow at the best competitive benchmarks.

During the past year, the Company refocused on its core categories to develop high-margin growth businesses with global leadership potential. The Company also expanded its restructuring program, initiated in June 1999, in conjunction with Organization 2005, to drive further enrollment reductions and address under-performing businesses. These actions are critical to delivering on the Company's long-term goals to consistently grow earnings and earnings per share at double-digit rates.

NET EARNINGS
Reported net earnings were $2.92 billion or $2.07 per share in 2001. This compared to $3.54 billion or $2.47 per share in 2000, and $3.76 billion or $2.59 per share in 1999. Current year results include charges of $1.48 billion after tax for restructuring program costs. These costs were $688 million and $385 million in 2000 and 1999, respectively. This program covers a significant reduction in enrollment, manufacturing consolidations and portfolio choices to scale back or discontinue under-performing businesses and initiatives.


Core net earnings, which exclude restructuring program costs, increased to $4.40 billion in 2001 from $4.23 billion in 2000 and $4.15 billion in 1999. Core net earnings per share were $3.12, compared to $2.95 per share in 2000 and $2.85 per share in 1999. Core net earnings per share increased 6% in 2001, compared to 4% in 2000. Core net earnings progress was significant in light of product cost increases and exchange impacts, which were offset by pricing benefits, lower taxes and gains from the divestiture of non- strategic brands. Growth in the prior year was affected by significant investments in new initiatives.



NET EARNINGS PER SHARE
(on a diluted basis)

[BAR GRAPH]

NET EARNINGS PER SHARE
CORE NET EARNINGS PER SHARE*

*EXCLUDES RESTRUCTURING PROGRAM COSTS.

NET SALES
Reported net sales were $39.24 billion, compared to $39.95 billion in 2000 and $38.13 billion in 1999. Excluding an unfavorable exchange rate impact of over 3% in the current year, net sales grew 2%, reflecting improved pricing in beauty care, fabric and home care and paper, primarily family care. Unit volume was flat in 2001, as exceptionally strong performance by new businesses in health care was offset by softness in food and beverage. Unit volume grew 4% in 2000, while net sales excluding a 2% unfavorable exchange impact increased 7%. This growth reflected strong product initiative activity, the acquisition of the Iams pet health and nutrition business and progress on flagship brands, largely in fabric and home care.

NET SALES AND EXCHANGE IMPACTS
(in billions)

[BAR GRAPH]

NET SALES
FOREIGN EXCHANGE IMPACTS

                 The Procter & Gamble Company and Subsidiaries                11

OPERATING COSTS
Consistent with its commitment to reduce its cost structure to more competitive levels, in the fourth quarter, the Company broadened its restructuring program to deliver further cost reductions by reducing overheads, consolidating manufacturing operations and addressing under-performing businesses and initiatives. Given the nature and magnitude of the charges related to this program, the following discussions include supplemental information on a "core" basis - excluding restructuring charges.

Cost of products sold was $22.10 billion in 2001, compared to $21.51 billion and $21.03 billion in 2000 and 1999, respectively. Restructuring costs included in cost of products sold were $1.14 billion in 2001, $496 million in 2000 and $443 million in 1999. Excluding restructuring charges, cost of products sold was flat versus the prior year, as a disciplined cost focus overcame commodity cost increases, such as energy. Core cost of products sold was up 2% in 2000.

Marketing, research and administrative expense was $12.41 billion versus $12.48 billion in 2000 and $10.85 billion in 1999. These include restructuring costs of $583 million in 2001, $318 million in 2000 and $38 million in 1999, primarily due to employee separation expenses. Excluding restructuring charges, marketing, research and administrative expense was $11.82 billion in the current year versus $12.17 billion in 2000 and $10.81 billion in 1999. As a percent of net sales, this was 30.0% in 2001, 30.4% in 2000 and 28.3% in 1999. The decrease in the current year was due to a reduction in overhead costs, as well as marketing support efficiencies. The increase in 2000 reflects the high level of initiative investment.

MARGINS
In 2001, gross margin was 43.7%, compared to 46.1% in 2000 and 44.8% in 1999. Gross margin included restructuring charges that consisted primarily of accelerated depreciation, asset write-downs and employee separation costs for manufacturing employees.

Excluding these charges, gross margin was 46.8%, 47.4% and 46.0% in 2001, 2000 and 1999, respectively, reflecting rising material costs despite the benefit of pricing actions and effective cost management.

Operating margin was 12.1%, compared to 14.9% in 2000 and 16.4% in 1999. Excluding restructuring charges, core operating margin was 16.7%, compared to 16.9% in 2000 and 17.7% in 1999.

Net earnings margin was 7.4% versus 8.9% in 2000 and 9.9% in 1999. Excluding restructuring charges, core net earnings margin was 11.2%, up from 10.6% in 2000 and 10.9% in 1999. The margin increase in 2001 reflects the gains from minor brand divestitures and lower taxes, partially offset by increased product costs and unfavorable exchange impacts. In 2000, the core net earnings margin decreased, reflecting increased spending, primarily from initiative investments.

NON-OPERATING ITEMS
Interest expense was $794 million in 2001, compared to $722 million in 2000 and $650 million in 1999. The interest expense trend reflects higher average debt levels, primarily due to share repurchases and acquisitions.

Other income, net, which consists primarily of interest and investment income and divestiture gains contributed $674 million, compared to $304 million in 2000 and $235 million in 1999. Increased gains from the divestiture of minor brands drove the year- to-year changes.

The Company's effective tax rate for the current year was 36.7%, compared to 36.0% in 2000 and 35.5% in 1999. Excluding restructuring costs and related tax effects, the effective tax rate was 32.0%, compared to 33.4% in 2000 and 34.4% in 1999. This change reflects the continuing benefit of the implementation of the Company's new global business unit structure.

12                The Procter & Gamble Company and Subsidiaries

FINANCIAL CONDITION
One of the Company's focus areas is to improve its cash efficiency as a key element of achieving superior shareholder return.


CASH
Operating cash flow provides the primary source of funds to finance operating needs, capital expenditures and shareholder dividends. This is supplemented by additional borrowings to provide funds to finance the share repurchase program and acquisitions.

Cash flow from operations was $5.80 billion, $4.68 billion and $5.54 billion in 2001, 2000 and 1999, respectively. Operating cash flow trends were primarily impacted by working capital changes, including the impact of restructuring program accruals.

Cash and cash equivalents increased $891 million in the current year to $2.31 billion, reflecting reduced capital expenditures and improved working capital. Cash and cash equivalents were $1.42 billion in 2000 and $2.29 billion in 1999. The decrease in 2000 reflected acquisition spending and lower net earnings, partially offset by the issuance of debt.

Net cash used for acquisitions completed during 2001 totaled $138 million. This compares to acquisition spending of $2.97 billion in 2000 and $137 million in 1999. Spending in fiscal 2000 was primarily related to the acquisitions of The Iams Company and Affiliates, Recovery Engineering, Inc. and a joint venture ownership increase in China. In May 2001, the Company announced its intent to acquire the Clairol business, pending regulatory clearance. A substantial portion of the $4.95 billion purchase price will be financed with debt.

The Company continues its program to divest certain non-strategic brands in order to focus resources on core businesses. The proceeds from these and other asset sales generated $788 million in cash flow in the current year, compared to $419 million and $434 million in 2000 and 1999, respectively.

The Company maintains a share repurchase program, which authorizes the purchase of shares annually on the open market to mitigate the dilutive impact of employee compensation programs. The Company also has a discretionary buy-back program under which it may repurchase additional outstanding shares. Current year purchases under the combined programs were $1.25 billion, compared to $1.77 billion in 2000 and $2.53 billion in 1999. The Company issued equity put options in 2001 for one million shares at approximately $74 per share and for 12 million shares at prices ranging from $60 to $71 per share in 2000, which reduce the Company's cash outlay for share repurchases.

Common share dividends grew 9% to $1.40 per share in 2001, compared to $1.28 and $1.14 in 2000 and 1999, respectively. For the coming year, the annual dividend rate will increase to $1.52 per common share, marking the 46th consecutive year of increased common share dividend payments. Total dividend payments, to both common and preferred shareholders, were $1.94 billion, $1.80 billion and $1.63 billion in 2001, 2000 and 1999, respectively.

DIVIDENDS
($ per share)
[BAR GRAPH]

0.90   1.01   1.14  1.28  1.40
1997   1998   1999  2000  2001

Total debt was fairly stable at $12.03 billion at June 30, 2001 and $12.25 billion at June 30, 2000. A number of factors influenced the various debt components, including issuance of long-term debt, reductions in short-term debt, currency effects and mark-to-market impacts of derivative financial instruments.

Long-term borrowing available under the Company's shelf registration statement filed in 1995, as amended in July 1997 and

                  The Procter & Gamble Company and Subsidiaries               13

September 1999, was $489 million at June 30, 2001. Additionally, the Company is able to issue commercial paper at favorable rates and to access general bank financing.


CAPITAL SPENDING
Significant progress was made in 2001, as capital expenditures decreased to $2.49 billion compared to $3.02 billion in 2000 and $2.83 billion in 1999. Current year spending is 6.3% of net sales, compared to 7.6% and 7.4% in 2000 and 1999. During 2001, capital spending declined in most segments due to more choiceful investments, increased efficiencies and favorable currency impacts. The Company has revised its goal to reduce capital spending to 6% of net sales by fiscal 2003, one year ahead of plan.

CAPITAL SPENDING
(in billions)

[BAR GRAPH PLUS LINE GRAPH]

% OF SALES
CAPITAL SPENDING


The following pages provide perspective on the Company's business segments. Product-based segment results exclude items that are not included in measuring business performance for management reporting purposes, most notably certain financing, investing and employee benefit costs, goodwill amortization and restructuring costs.

Sales in companies over which the Company exerts significant influence, but does not control the financial and operating decisions, are reported for segment purposes in a manner similar to consolidated subsidiaries. Taxes are reflected in the business segments at local statutory tax rates. The effects of these conventions are eliminated in the corporate segment to adjust management reporting conventions to accounting principles generally accepted in the United States of America.


2001 NET SALES BY BUSINESS SEGMENT

[PIE GRAPH]

30%    FABRIC AND HOME CARE
30%    PAPER
18%    BEAUTY CARE
11%    HEALTH CARE
11%    FOOD AND BEVERAGE


2001 NET EARNINGS BY BUSINESS SEGMENT

[PIE GRAPH]

37%    FABRIC AND HOME CARE
24%    PAPER
22%    BEAUTY CARE
9%     HEALTH CARE
8%     FOOD AND BEVERAGE



FABRIC AND HOME CARE
Fabric and home care trends reflect the significant effort to restore historical margins through innovation combined with necessary pricing, disciplined cost focus and more efficient marketing. Net sales were $11.66 billion, down 4% versus a strong year ago base which included new brand introductions. Excluding a 3% unfavorable foreign exchange impact, net sales decreased 1%. Unit volume decreased 2% due to heavy competitive activity, primarily in Western Europe.

Despite the volume decline, net earnings increased 13% to $1.64 billion. Net earnings growth was significant in light of product cost increases and exchange impacts, which were offset by the benefits of laundry pricing actions and lower taxes. Latin America delivered particularly strong earnings progress, reflecting disciplined cost management.

Fabric and home care is the Company's most profitable segment, accounting for nearly a third of net sales and an even greater percentage of profits.

14                The Procter & Gamble Company and Subsidiaries

The Company is committed to strengthening the business in Western Europe. Strategic plans are in place to improve the business through a differentiated portfolio of brands that provide superior value, meet a variety of consumer needs and build to a total leadership position.

In 2000, net sales for fabric and home care were $12.16 billion, an increase of 7% over 1999. Excluding unfavorable foreign exchange impacts, primarily in Western Europe, net sales grew 9% on 5% unit volume growth. Top-line growth was spurred by the introduction of new brands and solid base business performance. Net earnings for the segment were $1.45 billion, down 3% versus the prior year, primarily due to investments in product initiatives.


PAPER
The paper segment, which includes baby, feminine and family care, reflected mixed results. Net sales were $11.99 billion, compared to $12.04 billion in 2000. Excluding a 4% negative impact of exchange rates, primarily the euro, net sales increased 4%. Unit volume grew 2%, driven by family care and baby care. Commodity- related cost increases and weaker foreign currencies resulted in net earnings decreasing 2% to $1.04 billion, despite progress in family care and feminine care. These were partially offset by pricing actions and lower overhead and marketing spending.

Family care volume grew 3% due to new product introductions and base business growth in North America. Net sales increased 10%, excluding a 2% unfavorable impact of exchange, resulting from commodity-driven global pricing actions on Charmin and Bounty.

Baby care volume increased 3% driven by Latin America and Central and Eastern Europe. Excluding a 5% negative exchange impact, net sales increased 1%.


Feminine care volume declined 3% due to a challenging competitive environment in North America and Northeast Asia, partially offset by growth in developing markets. Net sales were comparable to the prior year - excluding a 5% negative exchange impact.

In 2000, paper segment net sales were $12.04 billion, down 1% from the prior year on flat unit volume. Excluding the impact of exchange rates, primarily the euro, net sales were up 1%. Excluding the impact of the Attends divestiture in 1999, unit volume increased 2%. Net earnings were $1.07 billion, down 16%, reflecting family care expansion in Western Europe, investments in new product initiatives on Charmin, a tough competitive environment in baby care and feminine care businesses, increased capacity and unfavorable raw and packing material cost trends.

Looking forward, initiative programs are currently underway to drive future growth. Though challenges remain, a continued focus on innovation and cost reductions should lead to stronger performance.


BEAUTY CARE
Beauty care increased profitability behind innovative, high-margin, global brands. Net sales were $7.26 billion, down 2% versus $7.39 billion in 2000. Excluding a 4% impact of unfavorable exchange rates, primarily in Western Europe and Asia, net sales increased 2%. Unit volume was down 1% versus the prior year. Excluding the impact of divestitures, volume was flat. Volume growth in hair care and skin care was offset by competitive activity in deodorants and bar soaps. Net earnings were $972 million, a 9% improvement behind the successful expansion of high-performance, premium- priced products.

Positive results in hair care were primarily driven by the global restage of Pantene and Head & Shoulders. Latin America, in particular, posted record results on double-digit top-line growth.

                  The Procter & Gamble Company and Subsidiaries               15

Skin care delivered record net sales and share growth led by the launch of Olay Daily Facials and Olay Total Effects.

In the past year, Cover Girl has built share in the United States behind superior products. The cosmetics business posted strong results behind recently launched Cover Girl Outlast and Max Factor Lipfinity, breakthrough long-wearing lipsticks.

During the year, the Company announced the intent to acquire the Clairol business, a world leader in hair color and hair care products with prominent brands such as Herbal Essences, Aussie, Infusium, Nice `n Easy and Natural Instincts. The pending Clairol acquisition will represent the Company's entry into the fast growing hair- colorant category.

In 2000, net sales were $7.39 billion, comparable to the prior year, but up 1% excluding the impact of unfavorable exchange rates, primarily in Western Europe. Unit volume declined 2%, impacted by a difficult competitive environment in key European markets and significant contraction of the market in China. Net earnings were $894 million, a 3% decrease from the prior year due to initiative investments.

HEALTH CARE
Health care delivered exceptional growth on the expansion of new products. Net sales were $4.35 billion, up 11%. Excluding a 3% unfavorable exchange impact, net sales grew 14%. Unit volume increased 15%, driven by the excellent performance of Iams pet health and nutrition, pharmaceuticals and oral care businesses. Net earnings were $390 million, a 16% increase over fiscal 2000, consistent with volume growth.

Health care net sales in North America grew behind volume progress on the strength of new businesses.

The Iams Company and Affiliates again posted record results, with net sales up double-digits behind continued growth in North America and expansion into new retail channels in the United Kingdom, Italy and Japan.

Pharmaceutical net sales grew primarily due to the strength of Actonel, the Company's post-menopausal osteoporosis drug, which achieved $150 million in total global sales. Actonel was launched in 2000 and is now approved in 47 countries and currently marketed in 30 countries.

Oral care top-line growth reflected the benefits of broadening the appeal of core brands beyond cavity and tartar protection into new whitening and cleaning products. Crest Whitestrips and Crest Spinbrush are driving the trends toward at-home whitening and powered brushing, respectively.

Western Europe health care net sales were below year ago, primarily due to the weak euro. The expansion of Crest Spinbrush and the continued growth of Actonel are expected to improve Western Europe results next year.

In 2000, health care net sales were $3.91 billion, with growth resulting primarily from acquisitions. Volume and net sales increased 34% and 36%, respectively, versus the prior year. Unfavorable exchange rates impacted net sales by 2%. Net earnings were $335 million, a 38% increase over 1999.

16                The Procter & Gamble Company and Subsidiaries

FOOD AND BEVERAGE
Food and beverage results were below year ago, as strong sales and earnings in coffee were offset by soft snacks and juice results. Net sales were $4.14 billion, down 11%. Excluding a 1% impact of divestitures and a 2% unfavorable foreign exchange impact, net sales declined 8%. Unit volume declined 10% including a 2% impact from divestitures. Unit volume was negatively affected by reduced trade merchandising and snacks pricing actions in North America and Western Europe, and the divestiture of institutional shortening and oils. Net earnings were $333 million, down 9% versus last year.

The coffee business had a record year with Folgers achieving its strongest volume increase in a decade.

In snacks and juice, North America results are showing signs of stabilizing as merchandising returned to competitive levels. Lower net earnings in Western Europe were primarily due to investments in Sunny Delight and the impact of a strong U.S. dollar.

During the year, P&G and The Coca-Cola Company announced the intent to form a new venture to maximize the growth potential of the snacks and juice business on a global basis. Both parties are committed to completing a mutually-agreed transaction; however, the parties anticipate that any transaction will likely contain terms different from those announced previously. The Company also separately announced its intent to explore strategic options for its peanut butter and retail shortening and oils business.

In 2000, net sales were flat versus the prior year at $4.63 billion, including a 1% negative exchange impact. Unit volume also was flat. Excluding the 1999 divestiture of Hawaiian Punch, unit volume increased 5% behind strong growth in Western Europe and Northeast Asia, partially due to the expansion of Pringles. Net earnings increased to $364 million, up 11% versus the previous year, primarily due to gross margin improvement.


CORPORATE
The corporate segment includes both operating and non-operating elements such as financing and investing activities, goodwill amortization, employee benefit costs, charges related to restructuring, segment eliminations and other general corporate items.

Corporate includes adjustments from management reporting conventions to conform with accounting principles generally accepted in the United States of America. These primarily affect the treatment of unconsolidated investees and income taxes, which are reflected in the business segments using applicable local statutory tax rates.

Corporate results reflect one-time gains from the Company's non- strategic brand divestiture program, increased restructuring costs, reduced overhead spending and corporate hedging gains, partially offset by higher employee benefit costs, and certain tax impacts not reflected in the business segments.


HEDGING AND DERIVATIVE FINANCIAL INSTRUMENTS
The Company is exposed to market risks, such as changes in interest rates, currency exchange rates and commodity prices. To manage the volatility relating to these exposures, the Company nets the exposures on a consolidated basis to take advantage of natural offsets. For the residual portion, the Company enters into various derivative transactions pursuant to the Company's hedging policies. The financial impacts of these hedging instruments are offset in part or in whole by corresponding changes in the underlying exposures being hedged. The Company does not hold or issue derivative financial instruments for trading purposes. Note 6 to the consolidated financial statements includes a discussion of the Company's accounting policies for financial instruments.

                  The Procter & Gamble Company and Subsidiaries               17

Derivative positions are monitored using techniques including market value, sensitivity analysis and value at risk modeling. The tests for interest rate and currency rate exposures discussed below are based on a Monte Carlo simulation value at risk model using a one year horizon and a 95% confidence level. The model incorporates the impact of correlation and diversification from holding multiple currency and interest rate instruments and assumes that financial returns are normally distributed. Estimates of volatility and correlations of market factors are drawn from the RiskMetrics(TM) dataset as of June 30, 2001. In cases where data is unavailable in RiskMetrics(TM) a reasonable proxy is included.

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

Based on the Company's overall interest rate exposure as of and during the year ended June 30, 2001, including derivative and other instruments sensitive to interest rates, a near-term change in interest rates, at a 95% confidence level based on historical interest rate movements, would not materially affect the Company's financial statements.

CURRENCY RATE EXPOSURE
The Company manufactures and sells its products in a number of countries throughout the world and, as a result, is exposed to movements in foreign currency exchange rates. The Company's major foreign currency exposures involve the markets in Western and Eastern Europe, Asia, Mexico and Canada. The primary purpose of the Company's foreign currency hedging activities is to manage the volatility associated with foreign currency purchases of materials and other assets and liabilities created in the normal course of business. Corporate policy prescribes the range of allowable hedging activity. The Company primarily utilizes forward exchange contracts and purchased options with maturities of less than 18 months.

In addition, the Company enters into certain foreign currency swaps with maturities of up to five years to hedge intercompany financing transactions. The Company also utilizes purchased foreign currency options with maturities of generally less than 18 months and forward exchange contracts to hedge against the effect of exchange rate fluctuations on royalties and income from international operations.

Based on the Company's overall currency rate exposure as of and during the year ended June 30, 2001, including derivative and other instruments sensitive to foreign currency movements, a near-term change in currency rates, at a 95% confidence level based on historical currency rate movements, would not materially affect the Company's financial statements.

COMMODITY PRICE EXPOSURE
Raw materials used by the Company are subject to price volatility caused by weather, supply conditions, political and economic variables and other unpredictable factors. The Company uses futures, option and swap contracts to manage the volatility related to certain of these exposures. Commodity hedging activity is not material to the Company's financial statements.

18                The Procter & Gamble Company and Subsidiaries

RESTRUCTURING PROGRAM
Beginning in 1999 - concurrent with the Company's reorganization into product-based global business units - the Company initiated its Organization 2005 restructuring program. The program was expanded in the current year to deliver further cost reductions through reduced overheads, further manufacturing consolidations, and discontinuation of under-performing businesses and initiatives. This significant, multi-year program also is discussed in Note 2 to the consolidated financial statements.

The total cost of the program is expected to be $5.6 billion before tax ($4.4 billion after tax). Remaining costs will be incurred through fiscal 2004, with a significant amount of separation related costs expected to occur in the next fiscal year. Given the nature and duration of the program, costs to be incurred in future years are subject to varying degrees of estimation for key assumptions, such as actual timing of execution, currency effects, enrollment impacts and other variables. All restructuring costs are reported in the corporate segment for management and external reporting.

SUMMARY OF RESTRUCTURING CHARGES
                              Years ended June 30
                           ------------------------
(in millions)                2001     2000     1999
---------------------------------------------------
Separations                $  341   $  153   $   45
Accelerated Depreciation      276      386      208
Asset Write-Downs             731       64      217
Other                         502      211       11
---------------------------------------------------
Total (before tax)          1,850      814      481
---------------------------------------------------
Total (after tax)           1,475      688      385

Separations represent the cost of packages offered to employees to reduce overhead and manufacturing costs, which are accrued upon employee acceptance. The separation packages, predominantly voluntary, are formula driven based on salary levels and past service. Separation costs are charged to costs of products sold for manufacturing employees and marketing, research and administrative expense for all others.

Total separations under the program are expected to be approximately 24,600. Approximately 9,200 separations have been provided for through June 30, 2001, as follows: 6,000 in 2001, 2,800 in 2000 and 400 in 1999. While all geographies and businesses are impacted by the enrollment reduction programs, a higher number of United States employees are affected, given the concentration of operations. Net enrollment for the Company may decline by less than the total separations, as terminations will be offset by increased enrollment at remaining sites, acquisitions and other impacts.

Accelerated depreciation relates to long-lived assets that will be taken out of service prior to the end of their normal service period due to manufacturing consolidations, technology standardization, plant closures or strategic choices to discontinue initiatives. The Company has shortened the estimated useful lives of such assets, resulting in incremental depreciation expense. For segment and management reporting purposes, normal depreciation expense is reported by the business segments, with the incremental accelerated depreciation reported in the corporate segment. Accelerated depreciation and write-downs are charged to cost of products sold for manufacturing assets and marketing, research and administrative expense for all other assets.

Asset write-downs relate to establishment of new fair-value bases for assets held for sale or disposal and for assets whose future cash flow expectations have declined significantly as a direct result of restructuring decisions. Assets held for sale or disposal represent excess capacity that is in the process of being removed from service and businesses held for sale within the next 12 months. Such assets are written down to the net amount expected to be realized upon sale or disposal. Assets expected to continue to be operated, but whose nominal cash flows are no longer sufficient to recover existing book values, are written down to estimated fair value, generally determined by reference to discounted expected future cash flows. Write-downs of assets that will continue to be used were

                  The Procter & Gamble Company and Subsidiaries               19
approximately $160 million before tax ($133 million after tax) in 2001, $0 in 2000 and $160 million before tax ($100 million after tax) in 1999. Asset write-downs are not expected to significantly impact future annual depreciation expense.

Other contains charges incurred as a direct result of restructuring decisions, including relocation, training, the establishment of global business services and the new legal and organization structure of Organization 2005, and discontinuation of initiatives. These costs are charged to the applicable income statement line item based on the underlying nature of the charge.

Most restructuring accruals represent current liabilities. Reserve balances were $460 million, $88 million and $44 million at June 30, 2001, 2000 and 1999, respectively. During the current year, approximately 40% of restructuring charges were cash. Going forward, approximately 70% of future charges are expected to be cash - primarily separations.

Savings from the restructuring program are difficult to estimate, given the nature of the activities, the corollary benefits achieved, timing and the degree of reinvestment. Overall, the program is expected to deliver nearly $2 billion after tax of annual savings by fiscal 2004. Estimated incremental savings were $235 million in 2001 and $65 million in 2000. Savings are expected to ramp up during 2002 and are estimated to increase by approximately $600 million after tax.

FORWARD-LOOKING STATEMENT
The Company has made and will make certain forward-looking statements in the Annual Report and in other contexts relating to volume growth, increases in market shares, Organization 2005, financial goals and cost reduction, among others.

These forward-looking statements are based on assumptions and estimates regarding competitive activity, pricing, product introductions, economic conditions, technological innovation, currency movements, governmental action and the development of certain markets. Among the key factors necessary to achieve the Company's goals are: (1) the successful execution of Organization 2005, including achievement of expected cost and tax savings and successful management of organizational and work process restructuring; (2) the ability to achieve business plans, including volume growth and pricing plans, despite high levels of competitive activity, especially with respect to the product categories and geographical markets in which the Company has chosen to focus;
(3) the ability to maintain key customer relationships; (4) the achievement of growth in significant developing markets such as China, Korea, Mexico, the Southern Cone of Latin America and the countries of Central and Eastern Europe;
(5) the ability to successfully manage regulatory, tax and legal matters, including resolution of pending matters within current estimates; (6) the successful and timely execution of planned brand divestitures; (7) the ability to successfully implement cost improvement plans in manufacturing and overhead areas; (8) the timely execution of definitive agreements and the receipt of timely and successful regulatory clearances with respect to a transaction with The Coca- Cola Company; (9) the timely and successful receipt of regulatory clearances and subsequent successful integration of the Clairol business; and
(10) the ability to successfully manage currency, interest rate and certain commodity cost exposures. If the Company's assumptions and estimates are incorrect or do not come to fruition, or if the Company does not achieve all of these key factors, then the Company's actual performance could vary materially from the forward-looking statements made herein.

20                The Procter & Gamble Company and Subsidiaries

                  RESPONSIBILITY FOR THE FINANCIAL STATEMENTS


Consolidated financial statements and financial information included in this report are the responsibility of Company management. This includes preparing the statements in accordance with accounting principles generally accepted in the United States of America and necessarily includes estimates based on management's best judgments.
         To help insure the accuracy and integrity of Company financial data, management maintains internal controls designed to provide reasonable assurance that transactions are executed as authorized and accurately recorded and that assets are properly safeguarded. These controls are monitored by an ongoing program of internal audits. These audits are supplemented by a self-assessment program that enables individual organizations to evaluate the effectiveness of their controls. Careful selection of employees and appropriate divisions of responsibility are designed to achieve control objectives. The Company's "Worldwide Business Conduct Manual" sets forth management's commitment to conduct its business affairs with the highest ethical standards.
         Deloitte & Touche, independent auditors, have audited and reported on the Company's consolidated financial statements. Their audits were performed in accordance with auditing standards generally accepted in the United States of America.
         The Board of Directors, acting through its Audit Committee composed entirely of outside directors, oversees the adequacy of internal controls. The Audit Committee meets periodically with representatives of Deloitte & Touche and internal financial management to review internal control, auditing and financial reporting matters. The independent auditors and the internal auditors also have full and free access to meet privately with the Audit Committee.


    /s/ A. G. Lafley                   /s/ Clayton C. Daley Jr.
    A. G. Lafley                       Clayton C. Daley Jr.
    President and Chief Executive      Chief Financial Officer and Comptroller

                          INDEPENDENT AUDITORS' REPORT

DELOITTE & TOUCHE                                          250 East Fifth Street
                                                          Cincinnati, Ohio 45202

To the Board of Directors and Shareholders of The Procter & Gamble Company:

We have audited the accompanying consolidated balance sheets of The Procter & Gamble Company and subsidiaries as of June 30, 2001 and 2000 and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the three years in the period ended June 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
         We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at June 30, 2001 and 2000 and the results of its operations and cash flows for each of the three years in the period ended June 30, 2001, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche
August 7, 2001

                  The Procter & Gamble Company and Subsidiaries               21

                       CONSOLIDATED STATEMENTS OF EARNINGS


Amounts in millions except per share amounts        Years ended June 30
                                                 ----------------------------
                                                  2001      2000      1999
-----------------------------------------------------------------------------
NET SALES                                        $39,244   $39,951   $38,125
Cost of products sold                             22,102    21,514    21,027
Marketing, research and administrative expense    12,406    12,483    10,845
-----------------------------------------------------------------------------
OPERATING INCOME                                   4,736     5,954     6,253
Interest expense                                     794       722       650
Other income, net                                    674       304       235
-----------------------------------------------------------------------------
EARNINGS BEFORE INCOME TAXES                       4,616     5,536     5,838
Income taxes                                       1,694     1,994     2,075
-----------------------------------------------------------------------------
NET EARNINGS(1)                                  $ 2,922   $ 3,542   $ 3,763
-----------------------------------------------------------------------------

BASIC NET EARNINGS PER COMMON SHARE(1)           $  2.15   $  2.61   $  2.75

DILUTED NET EARNINGS PER COMMON SHARE(1)         $  2.07   $  2.47   $  2.59

DIVIDENDS PER COMMON SHARE                       $  1.40   $  1.28   $  1.14
-----------------------------------------------------------------------------

(1) Net earnings include an after-tax charge for restructuring costs of $1,475 in 2001, $688 in 2000 and $385 in 1999. Basic and diluted net earnings per share include restructuring charges of $1.14 and $1.05 in 2001, $.52 and $.48 in 2000 and $.29 and $.26 in 1999, respectively.

See accompanying Notes to Consolidated Financial Statements.

22                The Procter & Gamble Company and Subsidiaries

                           CONSOLIDATED BALANCE SHEETS


Amounts in millions                                  June 30
                                              ---------------------
                                                2001        2000
-------------------------------------------------------------------
ASSETS
-------------------------------------------------------------------
CURRENT ASSETS
Cash and cash equivalents                     $  2,306    $  1,415
Investment securities                              212         185
Accounts receivable                              2,931       2,910
INVENTORIES
     Materials and supplies                      1,096       1,254
     Work in process                               373         394
     Finished goods                              1,915       1,842
-------------------------------------------------------------------
TOTAL INVENTORIES                                3,384       3,490
Deferred income taxes                              397         309
Prepaid expenses and other current assets        1,659       1,837
-------------------------------------------------------------------
TOTAL CURRENT ASSETS                            10,889      10,146

PROPERTY, PLANT AND EQUIPMENT
     Buildings                                   4,148       4,259
     Machinery and equipment                    18,165      18,366
     Land                                          508         596
-------------------------------------------------------------------
                                                22,821      23,221
     Accumulated depreciation                   (9,726)     (9,529)
-------------------------------------------------------------------
TOTAL PROPERTY, PLANT AND EQUIPMENT             13,095      13,692

GOODWILL AND OTHER INTANGIBLE ASSETS
     Goodwill                                    8,805       9,080
     Trademarks and other intangible assets      1,331       1,305
-------------------------------------------------------------------
                                                10,136      10,385
     Accumulated amortization                   (1,836)     (1,599)
-------------------------------------------------------------------
TOTAL GOODWILL AND OTHER INTANGIBLE ASSETS       8,300       8,786

OTHER NON-CURRENT ASSETS                         2,103       1,742
-------------------------------------------------------------------
TOTAL ASSETS                                  $ 34,387    $ 34,366
-------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements.

                  The Procter & Gamble Company and Subsidiaries               23

                           CONSOLIDATED BALANCE SHEETS


Amounts in millions                                             June 30
                                                          --------------------
                                                            2001        2000
------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------------------------
CURRENT LIABILITIES
Accounts payable                                          $  2,075    $  2,209
Accrued and other liabilities                                4,631       3,766
Taxes payable                                                  907         925
Debt due within one year                                     2,233       3,241
------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                    9,846      10,141
------------------------------------------------------------------------------

LONG-TERM DEBT                                               9,792       9,012
DEFERRED INCOME TAXES                                          894         625
OTHER NON-CURRENT LIABILITIES                                1,845       2,301
------------------------------------------------------------------------------
TOTAL LIABILITIES                                           22,377      22,079
------------------------------------------------------------------------------


SHAREHOLDERS' EQUITY
Convertible Class A preferred stock,
    stated value $1 per share
    (600 shares authorized)                                  1,701       1,737
Non-Voting Class B preferred stock,
    stated value $1 per share
    (200 shares authorized)                                   --          --
Common stock, stated value $1 per share (5,000 shares
    authorized; shares outstanding:
    2001 - 1,295.7 and 2000 - 1,305.9)                       1,296       1,306
Additional paid-in capital                                   2,057       1,794
Reserve for Employee Stock Ownership Plan debt
    retirement                                              (1,375)     (1,418)
Accumulated other comprehensive income                      (2,120)     (1,842)
Retained earnings                                           10,451      10,710
------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                                  12,010      12,287
------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                $ 34,387    $ 34,366
------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements.

24                The Procter & Gamble Company and Subsidiaries

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY



                                         Common                       Additional    Reserve for
Dollars in millions/                     Shares    Stock  Preferred      Paid-In      ESOP Debt
Shares in thousands                 Outstanding   Common      Stock      Capital     Retirement
--------------------------------------------------------------------------------------------------
BALANCE JUNE 30, 1998                 1,337,461  $1,337     $1,821       $  907        $(1,616)
--------------------------------------------------------------------------------------------------
Net earnings
Other comprehensive income:
   Financial statement translation
   Net investment hedges,
      net of $4 tax
  Other, net of tax
  Total comprehensive income
Dividends to shareholders:
  Common
  Preferred, net of tax benefit
Treasury purchases                      (29,924)    (30)
Employee plan issuances                   9,605      10                     393
Preferred stock conversions               2,612       3        (40)          37
ESOP debt guarantee reduction                                                               64
--------------------------------------------------------------------------------------------------
Balance June 30, 1999                 1,319,754   1,320      1,781        1,337         (1,552)
--------------------------------------------------------------------------------------------------
Net earnings
Other comprehensive income:
   Financial statement translation
   Net investment hedges,
      net of $88 tax
  Other, net of tax
  Total comprehensive income
Dividends to shareholders:
  Common
  Preferred, net of tax benefit
Treasury purchases                      (24,296)    (24)                     72(1)
Employee plan issuances                   7,592       7                     344
Preferred stock conversions               2,817       3        (44)          41
ESOP debt guarantee reduction                                                              134
--------------------------------------------------------------------------------------------------
Balance June 30, 2000                 1,305,867   1,306      1,737        1,794         (1,418)
--------------------------------------------------------------------------------------------------
Net earnings
Other comprehensive income:
  Financial statement translation
  Net investment hedges,
      net of $276 tax
  Other, net of tax
  Total comprehensive income
Dividends to shareholders:
  Common
  Preferred, net of tax benefit
Treasury purchases                      (18,238)    (18)                      6(1)
Employee plan issuances                   5,924       6                     223
Preferred stock conversions               2,185       2       (36)           34
ESOP debt guarantee reduction
--------------------------------------------------------------------------------------------------
Balance June 30, 2001                 1,295,738  $1,296    $1,701        $2,057        $(1,375)
--------------------------------------------------------------------------------------------------

                                      Accumulated
                                            Other                                  Total
Dollars in millions/                Comprehensive    Retained              Comprehensive
Shares in thousands                        Income    Earnings      Total          Income
------------------------------------------------------------------------   -------------
BALANCE JUNE 30, 1998                    $(1,357)    $11,144    $12,236
-----------------------------------------------------------------------
Net earnings                                           3,763      3,763         $3,763
Other comprehensive income:
   Financial statement translation          (237)                 (237)           (237)
   Net investment hedges,
      net of $4 tax                            5                     5               5
  Other, net of tax                          (17)                  (17)            (17)
                                                                              --------
  Total comprehensive income                                                    $3,514
                                                                              --------
Dividends to shareholders:
  Common                                              (1,517)   (1,517)
  Preferred, net of tax benefit                         (109)     (109)
Treasury purchases                                    (2,503)   (2,533)
Employee plan issuances                                            403
Preferred stock conversions                                          -
ESOP debt guarantee reduction                                       64
-----------------------------------------------------------------------
Balance June 30, 1999                     (1,606)     10,778    12,058
-----------------------------------------------------------------------
Net earnings                                           3,542     3,542          $3,542
Other comprehensive income:
   Financial statement translation          (449)                 (449)           (449)
   Net investment hedges,
      net of $88 tax                         150                   150             150
  Other, net of tax                           63                    63              63
                                                                              --------
  Total comprehensive income                                                    $3,306
                                                                              --------
Dividends to shareholders:
  Common                                              (1,681)   (1,681)
  Preferred, net of tax benefit                         (115)     (115)
Treasury purchases                                    (1,814)   (1,766)
Employee plan issuances                                            351
Preferred stock conversions                                          -
ESOP debt guarantee reduction                                      134
-----------------------------------------------------------------------
Balance June 30, 2000                     (1,842)     10,710    12,287
-----------------------------------------------------------------------
Net earnings                                           2,922     2,922          $2,922
Other comprehensive income:
   Financial statement translation          (715)                 (715)           (715)
   Net investment hedges,
      net of $276 tax                       460                    460             460
  Other, net of tax                         (23)                   (23)            (23)
                                                                              --------
  Total comprehensive income                                                    $2,644
                                                                              --------
Dividends to shareholders:
  Common                                              (1,822)   (1,822)
  Preferred, net of tax benefit                         (121)     (121)
Treasury purchases                                    (1,238)   (1,250)
Employee plan issuances                                            229
Preferred stock conversions                                                          -
ESOP debt guarantee reduction                 43                    43
-----------------------------------------------------------------------
Balance June 30, 2001                    $(2,120)    $10,451    12,010
-----------------------------------------------------------------------

(1)Premium on equity put options.

See accompanying Notes to Consolidated Financial Statements.

                  The Procter & Gamble Company and Subsidiaries               25

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

Amounts in millions                                    Years ended June 30
                                                  -----------------------------
                                                     2001       2000       1999
-------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR      $ 1,415    $ 2,294    $ 1,549
-------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net earnings                                        2,922      3,542      3,763
Depreciation and amortization                       2,271      2,191      2,148
Deferred income taxes                                (102)       463        (60)
Change in accounts receivable                        (122)        64       (207)
Change in inventories                                 (67)      (176)       (96)
Change in accounts payable, accrued and other
  liabilities                                         801       (883)       792
Change in other operating assets and liabilities       57       (404)      (926)
Other                                                  44       (122)       130
-------------------------------------------------------------------------------
TOTAL OPERATING ACTIVITIES                          5,804      4,675      5,544
-------------------------------------------------------------------------------
INVESTING ACTIVITIES
Capital expenditures                               (2,486)    (3,018)    (2,828)
Proceeds from asset sales                             788        419        434
Acquisitions                                         (138)    (2,967)      (137)
Change in investment securities                        (7)       221        356
-------------------------------------------------------------------------------
TOTAL INVESTING ACTIVITIES                         (1,843)    (5,345)    (2,175)
-------------------------------------------------------------------------------
FINANCING ACTIVITIES
Dividends to shareholders                          (1,943)    (1,796)    (1,626)
Change in short-term debt                          (1,092)       243        689
Additions to long-term debt                         1,356      4,196        986
Reductions of long-term debt                         (226)    (1,409)      (334)
Proceeds from stock options                           141        336        212
Treasury purchases                                 (1,250)    (1,766)    (2,533)
-------------------------------------------------------------------------------
TOTAL FINANCING ACTIVITIES                         (3,014)      (196)    (2,606)
-------------------------------------------------------------------------------
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH
  EQUIVALENTS                                         (56)       (13)       (18)
-------------------------------------------------------------------------------
CHANGE IN CASH AND CASH EQUIVALENTS                   891       (879)       745
-------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF YEAR            $ 2,306    $ 1,415    $ 2,294
-------------------------------------------------------------------------------

SUPPLEMENTAL DISCLOSURE
Cash payments for:

     Interest, net of amount capitalized          $   735    $   700    $   640
     Income taxes                                   1,701      1,712      1,743
Liabilities assumed in acquisitions                   108        236         38
-------------------------------------------------------------------------------


See accompanying Notes to Consolidated Financial Statements.

26                The Procter & Gamble Company and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

NEW PRONOUNCEMENTS: The Financial Accounting Standards Board (FASB) issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" which was adopted by the Company effective July 1, 2000. See further discussion in Note 6.

The Securities and Exchange Commission issued Staff Accounting Bulletin 101, "Revenue Recognition in Financial Statements," which became effective in the fourth quarter.

During 2000 and 2001, the Emerging Issues Task Force issued: EITF No. 00-10, "Accounting for Shipping and Handling Fees and Costs" addressing the statement of earnings classification of shipping and handling costs billed to customers; EITF No. 00-14, "Accounting for Certain Sales Incentives" addressing the recognition, measurement and statement of earnings classification of certain sales incentives; and EITF No. 00-25, "Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor's Products" addressing the statement of earnings classification of consideration from a vendor to an entity that purchases the vendor's products for resale.

There is no material impact on the Company's financial statements resulting from application of the above new pronouncements.

In June 2001, the FASB approved two new pronouncements: SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 applies to all business combinations with a closing date after June 30, 2001. This Statement eliminates the pooling-of-interests method of accounting and further clarifies the criteria for recognition of intangible assets separately from goodwill.

SFAS No. 142 eliminates the amortization of goodwill and indefinite-lived intangible assets and initiates an annual review for impairment. Identifiable intangible assets with a determinable useful life will continue to be amortized. The amortization provisions apply to goodwill and other intangible assets acquired after June 30, 2001. Goodwill and other intangible assets acquired prior to June 30, 2001 will be affected upon adoption. The Company will adopt SFAS No. 142 effective July 1, 2001, which will require the Company to cease amortization of its remaining net goodwill balance and to perform an impairment test of its existing goodwill based on a fair value concept. Although the Company is still reviewing the provisions of these Statements, it is management's preliminary assessment that goodwill impairment will not result upon adoption. As of June 30, 2001, the Company has net unamortized goodwill of $7,429 and amortization expense of $224, $214 and $180 for the years ended June 30, 2001, 2000 and 1999, respectively.

REVENUE RECOGNITION: Sales are recognized when revenue is realized or realizable and has been earned. In general, revenue is recognized when risk and title to the product transfers to the customer, which usually occurs at the time shipment is made.

CURRENCY TRANSLATION: Financial statements of subsidiaries outside the U.S. generally are measured using the local currency as the functional currency. Adjustments to translate those statements into U.S. dollars are recorded in other comprehensive income. For subsidiaries operating in highly inflationary economies, the U.S. dollar is the functional currency. Remeasurement adjustments for highly inflationary economies and other transactional exchange gains and losses are reflected in earnings.

CASH EQUIVALENTS: Highly liquid investments with maturities of three months or less when purchased are considered cash equivalents.

INVENTORY VALUATION: Inventories are valued at cost, which is not in excess of current market price. Cost is primarily determined by either the average cost or the first-in, first-out method. The replacement cost of last-in, first-out inventories exceeded carrying value by approximately $55 and $83 at June 30, 2001 and 2000, respectively.

GOODWILL AND OTHER INTANGIBLE ASSETS: Under current accounting guidance, the cost of intangible assets is amortized, principally on a straight-line basis, over the estimated periods benefited, generally forty years for goodwill and periods ranging from three to forty years for other intangible assets. The realizability of goodwill and other intangibles is evaluated periodically when events or circumstances indicate a possible inability to recover the carrying amount. Such evaluation is based on various analyses, including cash flow and


Millions of dollars except per share amounts

                  The Procter & Gamble Company and Subsidiaries               27
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

FAIR VALUES OF FINANCIAL INSTRUMENTS: Fair values of cash equivalents, short- and long-term investments and short-term debt approximate cost. The estimated fair values of other financial instruments, including debt, equity and risk management instruments, have been determined using available market information and valuation methodologies, primarily discounted cash flow analysis. These estimates require considerable judgment in interpreting market data, and changes in assumptions or estimation methods may significantly affect the fair value estimates.

RECLASSIFICATIONS: Certain reclassifications of prior years' amounts have been made to conform to the current year presentation.


NOTE 2 RESTRUCTURING PROGRAM

Beginning in 1999 - concurrent with the Company's reorganization into product-based global business units - the Company initiated its Organization 2005 restructuring program. The program was expanded in the current year to deliver further cost reductions through reduced overheads, additional manufacturing consolidations, and discontinuation of under-performing businesses and initiatives.

Costs to be incurred include separation related costs, asset write- downs or accelerated depreciation, and other costs directly related to the restructuring effort.

Due to the nature of the charges and the duration of the program, estimates of the timing and amount of costs and savings require significant judgment and may change over time. Based on current estimates, the overall program is expected to result in total charges of $5.6 billion ($4.4 billion after tax) over the six-year period that began in fiscal 1999.


Before-tax restructuring charges to date are:

                                                Asset Write-        Accelerated
                             Separations           Downs            Depreciation           Other                Total
-----------------------------------------------------------------------------------------------------------------------
1999:
Charges                       $    45             $   217             $   208             $    11             $   481
Cash spent                        (10)               --                  --                    (2)                (12)
Charged against
     assets                      --                  (217)               (208)               --                  (425)
-----------------------------------------------------------------------------------------------------------------------
Reserve balance
     June 30, 1999                 35                --                  --                     9                  44
-----------------------------------------------------------------------------------------------------------------------
2000:
Charges                           153                  64                 386                 211                 814
Cash spent                       (100)               --                  --                  (220)               (320)
Charged against
     assets                      --                   (64)               (386)               --                  (450)
-----------------------------------------------------------------------------------------------------------------------
Reserve balance
     June 30, 2000                 88                --                  --                  --                    88
-----------------------------------------------------------------------------------------------------------------------
2001:
CHARGES                           341                 731                 276                 502               1,850
CASH SPENT                       (186)               --                  --                  (199)               (385)
CHARGED AGAINST
     ASSETS                      --                  (731)               (276)                (86)             (1,093)
-----------------------------------------------------------------------------------------------------------------------
RESERVE BALANCE
     JUNE 30, 2001                243                --                  --                   217                 460
-----------------------------------------------------------------------------------------------------------------------

Charges for the program are reflected in the corporate segment for management and external reporting.

SEPARATION COSTS
Employee separation charges are related to severance packages for approximately 6,000 people in 2001, 2,800 people in 2000 and 400 people in 1999. The packages are predominantly voluntary and are formula driven based on salary levels and past service. Severance costs related to voluntary separations are charged to earnings when the employee accepts the offer. The current and planned separations span the entire organization, including manufacturing, selling, research and administrative positions.

ASSET WRITE-DOWNS AND ACCELERATED DEPRECIATION

Asset write-downs relate to
establishment of new fair value bases for assets held for sale or disposal that represent excess capacity in the process of being removed from service or disposed and businesses held for sale in the next 12 months. These assets were written down to the amounts expected to be realized upon sale or disposal, less minor disposal costs.

Additionally, asset write-downs included certain manufacturing assets that are expected to operate at levels significantly below their planned capacity, primarily capital expansions related to recent initiatives that have not met expectations. The projected cash flows


[Millions of dollars except per share amounts]

28                The Procter & Gamble Company and Subsidiaries
from such assets over their remaining useful lives were no longer estimated to be greater than their current carrying values; therefore, they were written down to estimated fair value, generally determined by reference to discounted expected future cash flows. Such charges represented approximately $160 before tax in 2001, $0 in 2000 and $160 in 1999.

Charges for accelerated depreciation are related to long-lived assets that will be taken out of service prior to the end of their normal service period due to manufacturing consolidations, technology standardization, plant closures or strategic choices to discontinue initiatives. The Company has shortened the estimated useful lives of such assets, resulting in incremental depreciation expense.

OTHER RESTRUCTURING CHARGES
Other costs incurred as a direct result of the program included relocation, training, establishment of global business services and the new legal and organization structure of Organization 2005, and discontinuation of initiatives.


NOTE 3 ACQUISITIONS

In 2001, acquisitions were accounted for using the purchase method and totaled $246. These acquisitions resulted in goodwill and other intangibles of $208. In 2000, the Company acquired The Iams Company and Affiliates for approximately $2,222 in cash. Other acquisitions in 2000 totaled $745 and consisted primarily of Recovery Engineering, Inc. and a joint venture ownership increase in China. The 2000 acquisitions were accounted for using the purchase method and resulted in goodwill and other intangibles of $2,508. Purchase acquisitions in 1999 totaled $137.

In May 2001, the Company announced its intent to purchase the Clairol business from Bristol-Myers Squibb Company for $4,950. The acquisition is subject to regulatory approvals.


NOTE 4 SUPPLEMENTAL FINANCIAL INFORMATION

                                               June 30
                                           ---------------
                                             2001     2000
----------------------------------------------------------
ACCRUED AND OTHER LIABILITIES
Marketing expenses                         $1,271   $1,142
Compensation expenses                         576      462
Organization 2005 restructuring reserves      460       88
Other                                       2,324    2,074
----------------------------------------------------------
                                            4,631    3,766
----------------------------------------------------------

OTHER NON-CURRENT LIABILITIES
Other postretirement benefits              $  534   $  824
Pension benefits                              925      975
Other                                         386      502
----------------------------------------------------------
                                            1,845    2,301
----------------------------------------------------------



SELECTED OPERATING EXPENSES
Research and development costs are charged to earnings as incurred and were $1,769 in 2001, $1,899 in 2000 and $1,726 in 1999. Advertising costs are charged to earnings as incurred and were $3,193 in 2001, $3,793 in 2000 and $3,639 in 1999.

NET EARNINGS PER COMMON SHARE
Net earnings less preferred dividends (net of related tax benefits) are divided by the weighted average number of common shares outstanding during the year to calculate basic net earnings per common share. Diluted net earnings per common share are calculated to give effect to stock options and convertible preferred stock.

Basic and diluted net earnings per share are reconciled as follows:

                                             Years ended June 30
                                      --------------------------------
                                          2001        2000        1999
----------------------------------------------------------------------
Net earnings available to
     common shareholders              $  2,801    $  3,427    $  3,654
Effect of dilutive securities
     Preferred dividends, net
         of tax benefit                    121         115         109
     Preferred dividend impact on
     funding of ESOP                       (15)        (18)        (22)
----------------------------------------------------------------------
Diluted net earnings                     2,907       3,524       3,741
----------------------------------------------------------------------

                                             Years ended June 30
                                      --------------------------------
Shares in millions                        2001        2000        1999
----------------------------------------------------------------------
Basic weighted average common
      shares outstanding               1,300.3     1,313.2     1,328.1
Effect of dilutive securities
     Conversion of preferred shares       91.9        94.3        97.2
     Exercise of stock options (1)        13.4        19.7        21.5
----------------------------------------------------------------------
Diluted weighted average common
      shares outstanding               1,405.6     1,427.2     1,446.8
----------------------------------------------------------------------

(1) Approximately one-third of the Company's outstanding stock options were not included in the diluted net earnings per share calculation for 2001 because to do so would have been antidilutive.

EQUITY PUT OPTIONS
During 2001 and 2000, the Company entered into equity put options on its common stock. These agreements can be settled on a physical or net-share basis at the Company's option. The premium received from the sale of the instruments is credited to equity and reduces the Company's cash outlay for share repurchases.

The 2001 options are equivalent to one million common shares, at approximately $74 per share. They expire in the first quarter of 2002. The options entered into in 2000 were equivalent to 12 million common shares, at prices ranging from $60 to $71 per share. They expired mostly unexercised in the second quarter of 2001.


[Millions of dollars except per share amounts]

                The Procter & Gamble Company and Subsidiaries                 29

NOTE 5 SHORT-TERM AND LONG-TERM DEBT
                                                  June 30
                                            ------------------
                                               2001       2000
--------------------------------------------------------------
SHORT-TERM DEBT
USD commercial paper                        $   675    $ 2,188
Non USD commercial paper                        559       --
Current portion of long-term debt               414        283
Other                                           585        770
--------------------------------------------------------------
                                              2,233      3,241
--------------------------------------------------------------

The weighted average short-term interest rates were 5.3% and 4.8% as of June 30, 2001 and 2000, respectively.

                                                  June 30
                                            ------------------
                                               2001       2000
--------------------------------------------------------------
LONG-TERM DEBT
     5.25% USD note due 2003                $   750    $   750
     6.00% USD note due 2003                    500        500
     6.60% USD note due 2004                  1,000      1,000
     8.33% ESOP debentures due 2003, 2004       306        392
     1.50% JPY note due 2005                    441        518
     5.75% EUR note due 2005                  1,270       --
     6.13% USD note due 2008                    500        500
     6.88% USD note due 2009                  1,000      1,000
     2.00% JPY note due 2010                    401        471
     9.36% ESOP debentures due 2007-2021      1,000      1,000
     6.45% USD note due 2026                    300        300
     6.25% GBP note due 2030                    705        757
     All other long-term debt                 2,033      2,107
     Current portion of long-term debt         (414)      (283)
--------------------------------------------------------------
                                              9,792      9,012
--------------------------------------------------------------

Long-term weighted average interest rates were 5.0% and 6.1% as of June 30, 2001 and 2000, respectively, and include the effects of related interest rate swaps discussed in Note 6.

The fair value of the long-term debt was $10,164 and $9,024 at June 30, 2001 and 2000, respectively. Long-term debt maturities during the next five years are as follows: 2002--$622; 2003-- $1,117; 2004--$1,040; 2005--$1,912 and 2006 -- $32.

NOTE 6 RISK MANAGEMENT ACTIVITIES

Effective July 1, 2000, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, which requires that all derivative instruments be reported on the balance sheet at fair value and establishes criteria for designation and effectiveness of hedging relationships. The cumulative effect of adopting SFAS No. 133 as of July 1, 2000 was not material.

The Company is exposed to market risks, such as changes in interest rates, currency exchange rates and commodity pricing. To manage the volatility relating to these exposures, the Company nets the exposures on a consolidated basis to take advantage of natural offsets. For the residual portion, the Company enters into various derivative transactions pursuant to the Company's policies in areas such as counterparty exposure and hedging practices. Designation is performed on a specific exposure basis to support hedge accounting. The changes in fair value of these hedging instruments are offset in part or in whole by corresponding changes in the fair value or cash flows of the underlying exposures being hedged. The Company does not hold or issue derivative financial instruments for trading purposes.

INTEREST RATE HEDGING
The Company's policy is to manage interest cost using a mix of fixed- and variable-rate debt. To manage this mix in a cost efficient manner, the Company enters into interest rate swaps in which the Company agrees to exchange, at specified intervals, the difference between fixed and variable interest amounts calculated by reference to an agreed-upon notional principal amount.

At June 30, 2001, the Company had swaps with a fair value of $125 designated as fair value hedges of underlying fixed-rate debt obligations and recorded as long-term assets. The mark-to-market values of both the fair value hedging instruments and the underlying debt obligations are recorded as equal and offsetting gains and losses in the interest expense component of the income statement. All existing fair value hedges are 100% effective. As a result, there is no impact to earnings due to hedge ineffectiveness.

Non-qualifying instruments are also recorded on the balance sheet at fair value, but the impact was not material to the income statement.

CURRENCY RATE HEDGING
The Company manufactures and sells its products in a number of countries throughout the world and, as a result, is exposed to movements in foreign currency exchange rates. The Company's major foreign currency exposures involve the markets in Western and Eastern Europe, Asia, Mexico and Canada. The primary purpose of the Company's foreign currency hedging activities is to manage the volatility associated with foreign currency purchases of materials and other assets and liabilities created in the normal course of business. The Company primarily utilizes forward exchange contracts and purchased options with maturities of less than 18 months and currency swaps with maturities up to five years.

The Company enters into certain foreign currency derivative instruments that do not meet hedge accounting criteria. These primarily are intended to protect against exposure related to intercompany financing transactions and income from international operations. The fair values of these instruments at June 30, 2001 were recorded as $136 in assets and $16 in liabilities. The net impact on marketing, research and administrative expense was a $24 after-tax gain.

In addition, the Company utilizes purchased foreign currency options, forward exchange contracts and cross currency swaps which qualify as cash flow hedges. These are intended to offset the effect of exchange rate fluctuations on forecasted sales, inventory purchases, intercompany royalties and intercompany loans

[Millions of dollars except per share amounts]

30                The Procter & Gamble Company and Subsidiaries
denominated in foreign currency. The fair values of these instruments at June 30, 2001 were recorded as $94 in assets and $101 in liabilities. Gains and losses on these instruments are deferred in other comprehensive income (OCI) until the underlying transaction is recognized in earnings. The earnings impact is reported in either net sales, cost of products sold, or marketing research and administrative expenses, to match the underlying transaction being hedged. Qualifying cash flow hedges currently deferred in OCI are not material. These amounts will be reclassified into earnings as the underlying transactions are recognized. During the year the Company charged to earnings a $15 after-tax loss due to the change in the time value of options excluded from the hedge effectiveness test. This was prior to the change in SFAS No. 133 interpretation that allows change in time value to be included in effectiveness testing. No currency cash flow hedges were discontinued during the year due to changes in expectations on the original forecasted transactions.

NET INVESTMENT HEDGING
The Company hedges its net investment position in major currencies and generates foreign currency interest payments that offset other transactional exposures in these currencies. To accomplish this, the Company borrows directly in foreign currency and designates a portion of foreign currency debt as a hedge of net investments. In addition, certain foreign currency interest rate swaps are designated as hedges of the Company's related foreign net investments. Currency effects of these hedges reflected in OCI produced a $460 after-tax gain during the year, leaving an accumulated net balance of $577.

COMMODITY PRICE MANAGEMENT
Raw materials used by the Company are subject to price volatility caused by weather, supply conditions, political and economic variables and other unpredictable factors. To manage the volatility related to anticipated inventory purchases, the Company uses futures and options with maturities generally less than one year and swap contracts with maturities up to five years. These market instruments are designated as cash flow hedges. The mark-to- market gain or loss on qualifying hedges is included in other comprehensive income to the extent effective, and reclassified into cost of products sold in the period during which the hedged transaction affects earnings. Qualifying cash flow hedges currently deferred in OCI are not material. These amounts will be reclassified into earnings as the underlying transactions are recognized. The mark-to-market gains or losses on non-qualifying, excluded and ineffective portions of hedges are recognized in cost of products sold immediately. No cash flow hedges were discontinued during the year ended June 30, 2001. Commodity hedging activity is not material to the Company's financial statements.

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


NOTE 7 STOCK OPTIONS

The Company has stock-based compensation plans under which stock options are granted annually to key managers and directors at the market price on the date of grant. Grants after 1998 are fully exercisable after three years and have a fifteen-year life, while prior years' grants are fully exercisable after one year and have a ten- year life. The Company issues stock appreciation rights in countries where stock options are not permitted by local governments.

Pursuant to SFAS No. 123, "Accounting for Stock-Based Compensation," the Company has elected to account for its employee stock option plans under APB Opinion No. 25, "Accounting for Stock Issued to Employees." Because stock options have been issued with exercise prices equal to grant date fair value, compensation cost has not been recognized. Had compensation cost for the plans been determined based on the fair value at the grant date consistent with SFAS No. 123, the Company's net earnings and earnings per share would have been as follows:


                                         Years ended June 30
                                ------------------------------------
                                     2001         2000         1999
--------------------------------------------------------------------
Net earnings
     As reported                $   2,922    $   3,542    $   3,763
     Pro forma                      2,612        3,363        3,683
--------------------------------------------------------------------

Net earnings per common share
Basic
     As reported                $    2.15    $    2.61    $    2.75
     Pro forma                       1.92         2.47         2.69
Diluted
     As reported                     2.07         2.47         2.59
     Pro forma                       1.85         2.34         2.53
--------------------------------------------------------------------

The fair value of each option grant is estimated on the date of grant using a binomial option-pricing model with the following assumptions:

                                          Options Granted in
                                          Years ended June 30
                                ------------------------------------
                                     2001         2000         1999
--------------------------------------------------------------------
Interest rate                         5.8%         6.0%         5.4%
Dividend yield                        2.0%         1.5%         1.5%
Expected volatility                    26%          28%          26%
Expected life in years                  9            9            7
--------------------------------------------------------------------


[Millions of dollars except per share amounts]

               The Procter & Gamble Company and Subsidiaries                  31

Stock option activity was as follows:
                                                Options in Thousands
                                         --------------------------------
                                             2001        2000        1999
-------------------------------------------------------------------------
Outstanding, July 1                        82,744      76,810      79,918
Granted                                    28,400      14,360       7,026
Exercised                                  (5,709)     (7,401)     (9,397)
Canceled                                   (1,239)     (1,025)       (737)
-------------------------------------------------------------------------
Outstanding, June 30                      104,196      82,744      76,810
Exercisable                                48,805      54,667      61,664
Available for grant                        27,994      41,387      39,874
Average price:
     Outstanding, beginning of year      $  61.73    $  52.11    $  45.58
     Granted                                62.20       96.10       89.72
     Exercised                              24.77       25.21       22.36
     Outstanding, end of year               63.64       61.73       52.11
     Exercisable, end of year               49.14       46.67       43.79
Weighted average fair value of options
     granted during the year                22.45       37.21       32.23
-------------------------------------------------------------------------

The following table summarizes information about stock options outstanding at June 30, 2001:
                                Options Outstanding
                 -----------------------------------------------------
                      Number                           Weighted Avg.
                 Outstanding        Weighted Avg.       Remaining
Range of prices  (Thousands)       Exercise Price    Contractual Life
----------------------------------------------------------------------
$25 to 30             14,507          $26.66             1.8 YEARS
 33 to 46             14,505           37.91             4.3
 55 to 76             38,675           62.11            12.0
 82 to 107            36,509           90.17            10.0
----------------------------------------------------------------------

The following table summarizes information about stock options exercisable at June 30, 2001:

                         Options Exercisable
                  --------------------------------
                       Number
                  Exercisable       Weighted Avg.
Range of prices   (Thousands)      Exercise Price
--------------------------------------------------
$25 to 30              14,507          $26.66
 33 to 46              14,505           37.91
 55 to 76               9,394           61.61
 82 to 107             10,399           84.89
--------------------------------------------------


NOTE 8 EMPLOYEE STOCK OWNERSHIP PLAN

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

                                  Years ended June 30
                                  -------------------
                                  2001   2000   1999
-----------------------------------------------------
ESOP preferred shares allocated
      at market value             $ 63   $313   $279
Company contributions              272      1     18
Benefits earned                    335    314    297

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

                           Shares in Thousands
                       -------------------------
                         2001     2000     1999
------------------------------------------------
Outstanding, June 30
     Series A          54,220   55,925   58,342
     Series B          36,605   37,085   37,485
------------------------------------------------

Shares of the ESOP are allocated at original cost based on debt service requirements, net of advances made by the Company to the trust. Dividends on all preferred shares, net of related tax benefit, are charged to retained earnings. The preferred shares held by the ESOP are considered outstanding from inception for purposes of calculating diluted net earnings per common share.

The fair value of the Series A shares serves to reduce the Company's cash contribution required to fund the profit sharing plan contributions earned. In 2001, allocated shares declined, primarily due to changes in debt service requirements; this impacted the Company's cash contribution. The Series B shares are considered plan assets of the other retiree benefits plan.


NOTE 9 POSTRETIREMENT BENEFITS

The Company offers various postretirement benefits to its employees.

DEFINED CONTRIBUTION RETIREMENT PLANS
Within the U.S., the most significant retirement benefit is the defined contribution profit sharing plan described in Note 8.

OTHER RETIREE BENEFITS
The Company also provides certain health care and life insurance benefits for substantially all U.S. employees who become eligible for these benefits when they meet minimum age and service requirements. Generally, the health care plans require contributions.

[Millions of dollars except per share amounts]

32                The Procter & Gamble Company and Subsidiaries
from retirees and pay a stated percentage of expenses, reduced by deductibles and other coverages. Retiree contributions change annually in line with health care cost trends. These benefits are partially funded by an ESOP, as well as certain other assets contributed by the Company.

Certain other employees, primarily outside the U.S., are covered by local defined benefit pension, health care and life insurance plans.

The elements of the net amount recognized for the Company's postretirement plans are summarized below:

                                                Years ended June 30
                                   -----------------------------------------
                                                                Other
                                     Pension Benefits      Retiree Benefits
                                   -------------------   -------------------
                                      2001       2000       2001       2000
----------------------------------------------------------------------------
CHANGE IN BENEFIT
OBLIGATION
Benefit obligation
     at beginning of year          $ 2,627    $ 2,488    $ 1,270    $ 1,199
Service cost                           115        120         40         39
Interest cost                          149        151        101         90
Participants' contributions              4          4         18         16
Amendments                             (10)         9          0         20
Actuarial loss (gain)                   86         35        250         (7)
Acquisitions/(Divestitures) (14)        47         (5)         0
Curtailments and
     settlements                       (22)       (20)         0          0
Currency exchange                     (232)       (79)        (4)        (3)
Benefit payments                      (136)      (128)       (93)       (84)
----------------------------------------------------------------------------
Benefit obligation
     at end of year                  2,567      2,627      1,577      1,270
----------------------------------------------------------------------------

CHANGE IN PLAN ASSETS
Fair value of plan assets
      at beginning of year           1,691      1,555      1,274      2,516
Actual return on plan assets           (88)       198        235     (1,178)
Acquisitions/(Divestitures)            (19)        28          0          0
Employer contributions                  81         73         14          4
Participants' contributions              4          4         18         16
Settlements                             (3)        (2)         0          0
Currency exchange                      (98)       (37)         1          0
Benefit payments                      (136)      (128)       (93)       (84)
----------------------------------------------------------------------------
Fair value of plan assets
      at end of year                 1,432      1,691      1,449      1,274
----------------------------------------------------------------------------

FUNDED STATUS
Funded status at
      end of year                   (1,135)      (936)      (128)         4
Unrecognized net
     actuarial loss (gain)             243        (30)      (418)      (828)
Unrecognized transition
     amount                             17         21          0          0
Unrecognized prior
      service cost                      20         39         (8)         1
----------------------------------------------------------------------------
Net amount recognized                 (855)      (906)      (554)      (823)
----------------------------------------------------------------------------


                                     Years ended June 30
                           ----------------------------------------
                                                        Other
                             Pension Benefits      Retiree Benefits
                              2001       2000       2001       2000
-------------------------------------------------------------------
Prepaid benefit cost       $    75    $    59    $     2    $     2
Accrued benefit cost        (1,006)      (990)      (556)      (825)
Intangible asset                16          0          0          0
Accumulated other
    comprehensive income        60         25          0          0
-------------------------------------------------------------------
Net liability recognized      (855)      (906)      (554)      (823)
-------------------------------------------------------------------


The Company's stock comprised $1,335 and $1,123 of other retiree plan assets, net of Series B ESOP debt, as of June 30, 2001 and 2000, respectively. Assumptions for the postretirement benefit calculations are as follows:

                                     Years ended June 30
                             ------------------------------------
                                                      Other
                             Pension Benefits    Retiree Benefits
                              2001      2000      2001      2000
-----------------------------------------------------------------
WEIGHTED AVERAGE
ASSUMPTIONS
     Discount rate             5.9%      6.1%      7.3%      8.0%
     Expected return
     on plan assets            8.3%      8.1%     10.0%     10.0%
     Rate of compensation
     increase                  4.1%      4.5%     --        --
     Initial health care
       cost trend rate*       --        --         8.8%      5.8%
-----------------------------------------------------------------

*Five year trend rate assumption was adjusted in 2001 to reflect market trends. Rate is assumed to decrease to 5.0% by 2007 and remain at that level thereafter.

COMPONENTS OF THE NET PERIODIC BENEFIT COST ARE AS FOLLOWS:

                                             Years ended June 30
                            --------------------------------------------------
                                                                 Other
                                 Pension Benefits          Retiree Benefits
                            ------------------------   -----------------------
                             2001     2000     1999     2001     2000     1999
------------------------------------------------------------------------------
COMPONENTS OF NET
PERIODIC BENEFIT COST
Service cost                $ 115    $ 120    $ 111    $  40    $  39    $  49
Interest cost                 149      151      140      101       90       97
Expected return on
    plan assets              (127)    (122)    (105)    (317)    (294)    (218)
Amortization of
    prior service cost          5        7        8       (1)      (2)      (2)
Amortization of prior
    transition amount           3        4        3        0        0        0
Settlement loss (gain)          6       (6)       0        0        0        0
Curtailment gain              (13)      (3)       0        0        0        0
Recognized net
    actuarial loss (gain)       3        4        4      (85)     (92)     (58)
------------------------------------------------------------------------------
Gross benefit cost            141      155      161     (262)    (259)    (132)
Dividends on ESOP
    preferred stock             0        0        0      (76)     (77)     (78)
------------------------------------------------------------------------------
Net periodic
    benefit cost              141      155      161     (338)    (336)    (210)
------------------------------------------------------------------------------

[Millions of dollars except per share amounts]

                  The Procter & Gamble Company and Subsidiaries               33

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $1,414, $1,124 and $230, respectively, as of June 30, 2001, and $1,368, $1,073 and $189, respectively, as of June 30, 2000.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one percentage point change in assumed health care cost trend rates would have the following effects:

                                    One Percentage       One Percentage
                                    Point Increase       Point Decrease
-----------------------------------------------------------------------
Effect on total of service and
    interest cost components                 $  24               $ (19)
Effect on postretirement
    benefit obligation                         213                (175)
-----------------------------------------------------------------------


NOTE 10 INCOME TAXES


Earnings before income taxes consist of the following:

                                  Years ended June 30
                            ------------------------------
                               2001       2000       1999
----------------------------------------------------------
United States               $ 3,340    $ 3,006    $ 3,474
International                 1,276      2,530      2,364
----------------------------------------------------------
                              4,616      5,536      5,838
----------------------------------------------------------

The income tax provision consists of the following:

                                  Years ended June 30
                            ------------------------------
                               2001       2000       1999
----------------------------------------------------------
CURRENT TAX EXPENSE
    U.S. Federal            $   985    $   648    $ 1,080
    International               721        816        934
    U.S. State & Local           90         67        121
----------------------------------------------------------
                              1,796      1,531      2,135
DEFERRED TAX EXPENSE
    U.S. Federal                142        241        (74)
    International & other      (244)       222         14
----------------------------------------------------------
                               (102)       463        (60)
----------------------------------------------------------
                              1,694      1,994      2,075
----------------------------------------------------------

The Company's effective income tax rate was 36.7%, 36.0% and 35.5% in 2001, 2000 and 1999, respectively, compared to the U.S. statutory rate of 35.0%. Excluding the restructuring costs and related tax effects, the effective tax rate was 32.0%, 33.4% and 34.4% in 2001, 2000 and 1999, respectively. This change reflects the execution of tax planning opportunities and country mix effects.


Taxes impacted shareholders' equity with a $155 charge for the year ended June 30, 2001 and a $59 credit for the year ended June 30, 2000. Undistributed earnings of foreign subsidiaries that are considered to be reinvested indefinitely were $9,231 and $8,828 at June 30, 2001 and 2000, respectively.

Deferred income tax assets and liabilities are comprised of the following:

                                                      June 30
                                                -------------------
                                                   2001       2000
Current deferred tax assets                     $   397    $   309
-------------------------------------------------------------------

Non-current deferred tax assets (liabilities)
     Fixed assets                               $(1,081)   $  (951)
     Other postretirement benefits                  197        273
     Loss and other carryforwards                   509        512
     Other                                         (415)      (252)
     Valuation allowances                          (104)      (207)
-------------------------------------------------------------------
                                                   (894)      (625)
-------------------------------------------------------------------

As of June 30, 2001, net operating loss carryforwards totaling $995 were available to reduce future taxable income. If unused, $415 will expire between 2002 and 2011. The remainder, totaling $580, may be carried forward indefinitely.


NOTE 11 COMMITMENTS AND CONTINGENCIES

The Company has purchase commitments for materials, supplies and property, plant and equipment incidental to the ordinary conduct of business. In the aggregate, such commitments are not in excess of current market prices.

The Company is subject to various lawsuits and claims with respect to matters such as governmental regulations, income taxes and other actions arising out of the normal course of business. The Company is also subject to contingencies pursuant to environmental laws and regulations that in the future may require the Company to take action to correct the effects on the environment of prior manufacturing and waste disposal practices. Accrued environmental liabilities for remediation and closure costs were $43 and $47 at June 30, 2001 and 2000, respectively, and, in management's opinion, such accruals are appropriate based on existing facts and circumstances. Current year expenditures were not material.

While considerable uncertainty exists, in the opinion of management and Company counsel, the ultimate liabilities resulting from such lawsuits and claims will not materially affect the Company's financial statements.


[Millions of dollars except per share amounts]

34                The Procter & Gamble Company and Subsidiaries

NOTE 12 SEGMENT INFORMATION

The Company is organized by product-based global business units. The segments manufacture and market products as follows:

- Fabric and home care includes products for laundry, dish, fabric enhancers and hard surface cleaners.

- Paper includes family care, feminine care and baby care. Products include tissues, towel, tampons, pads and liners, diapers and wipes.

- Beauty care products include cosmetics, hair care, deodorants, fragrances and other beauty products.

- Health care includes personal health care, oral care, pharmaceuticals and pet health and nutrition.

- Food and beverage includes coffee, snacks, commercial services, juice, peanut butter and shortening and oil.

The corporate segment includes both operating and non-operating elements such as financing and investing activities, goodwill amortization, employee benefit costs, charges related to restructuring, segment eliminations and other general corporate items. The segment eliminations adjust management reporting principles to accounting principles generally accepted in the United States of America and primarily affect the treatment of unconsolidated investees and income taxes, which are reflected in the business segments using applicable local statutory tax rates. Corporate assets primarily include cash, investment securities and goodwill.

                                            Fabric and             Beauty     Health     Food and
                                            Home Care    Paper      Care       Care      Beverage   Corporate    Total
------------------------------------------------------------------------------------------------------------------------
NET SALES                            2001   $ 11,660   $ 11,991   $  7,257   $  4,353   $  4,139    $   (156)   $ 39,244
                                     2000     12,157     12,044      7,389      3,909      4,634        (182)     39,951
                                     1999     11,415     12,190      7,376      2,876      4,655        (387)     38,125
------------------------------------------------------------------------------------------------------------------------
NET EARNINGS                         2001      1,641      1,043        972        390        333      (1,457)      2,922
                                     2000      1,450      1,069        894        335        364        (570)      3,542
                                     1999      1,497      1,278        917        242        328        (499)      3,763
------------------------------------------------------------------------------------------------------------------------
BEFORE-TAX EARNINGS                  2001      2,427      1,735      1,404        584        547      (2,081)      4,616
                                     2000      2,318      1,817      1,393        540        566      (1,098)      5,536
                                     1999      2,417      2,195      1,457        372        528      (1,131)      5,838
------------------------------------------------------------------------------------------------------------------------
DEPRECIATION AND AMORTIZATION        2001        328        673        183        159        146         782       2,271
                                     2000        354        664        194        159        153         667       2,191
                                     1999        293        638        198        107        149         763       2,148
------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                         2001      5,533      8,629      3,371      2,290      2,479      12,085      34,387
                                     2000      5,477      8,415      3,497      2,229      2,611      12,137      34,366
------------------------------------------------------------------------------------------------------------------------
CAPITAL EXPENDITURES                 2001        516      1,307        261        231        235         (64)      2,486
                                     2000        807      1,512        310        195        235         (41)      3,018
------------------------------------------------------------------------------------------------------------------------

The Company had net sales in the United States of $20,334, $20,038 and $18,314 for the years ended June 30, 2001, 2000 and 1999, respectively. Assets in the United States totaled $18,318 and $17,398 as of June 30, 2001 and 2000, respectively.

The Company's largest customer, Wal-Mart Stores, Inc. and its affiliates, accounted for 15%, 14% and 12% of consolidated net sales in 2001, 2000 and 1999, respectively. These sales occurred primarily in the United States.

[Millions of dollars except per share amounts]

                  The Procter & Gamble Company and Subsidiaries               35

NOTE 13 QUARTERLY RESULTS (UNAUDITED)

                                                                             Quarters Ended
                                                              -----------------------------------------------
                                                                                                                        Total
                                                              Sept. 30     Dec. 31       Mar. 31      June 30            Year
------------------------------------------------------------------------------------------------------------------------------
Net Sales                                      2000-2001       $9,969      $10,182       $9,511       $9,582           $39,244
                                               1999-2000        9,919       10,588        9,783         9,661           39,951
------------------------------------------------------------------------------------------------------------------------------
Operating Income                               2000-2001        1,779        1,711        1,302           (56)           4,736
                                               1999-2000        1,847        1,842        1,320           945            5,954
------------------------------------------------------------------------------------------------------------------------------
Net Earnings                                   2000-2001        1,155        1,194          893          (320)           2,922
                                               1999-2000        1,147        1,126          753           516            3,542
------------------------------------------------------------------------------------------------------------------------------
Core Net Earnings(1)                           2000-2001        1,240        1,314        1,006           837            4,397
                                               1999-2000        1,267        1,263          923           777            4,230
------------------------------------------------------------------------------------------------------------------------------
Diluted Net Earnings Per Common Share          2000-2001         0.82         0.84         0.63         (0.23)            2.07
                                               1999-2000         0.80         0.78         0.52          0.36             2.47
------------------------------------------------------------------------------------------------------------------------------
Diluted Core Net Earnings per Common Share(1)  2000-2001         0.88         0.93         0.71          0.60             3.12
                                               1999-2000         0.88         0.88         0.64          0.55             2.95
------------------------------------------------------------------------------------------------------------------------------

(1)Amounts exclude restructuring costs.





                                FINANCIAL SUMMARY

                                                   2001       2000       1999       1998       1997
---------------------------------------------------------------------------------------------------
Net Sales                                       $39,244    $39,951    $38,125    $37,154    $35,764
Operating Income                                  4,736      5,954      6,253      6,055      5,488
Net Earnings                                      2,922      3,542      3,763      3,780      3,415
Core Net Earnings(2)                              4,397      4,230      4,148      3,780      3,415
Net Earnings Margin                                 7.4%       8.9%       9.9%      10.2%       9.5%
Core Net Earnings Margin(2)                        11.2%      10.6%      10.9%      10.2%       9.5%

Basic Net Earnings per Common Share                2.15       2.61       2.75       2.74       2.43
Diluted Net Earnings per Common Share              2.07       2.47       2.59       2.56       2.28
Diluted Core Net Earnings per Common Share(2)      3.12       2.95       2.85       2.56       2.28
Dividends per Common Share                         1.40       1.28       1.14       1.01        .90

Research and Development Expense                  1,769      1,899      1,726      1,546      1,469
Advertising Expense                               3,193      3,793      3,639      3,801      3,574
Total Assets                                     34,387     34,366     32,192     31,042     27,598
Capital Expenditures                              2,486      3,018      2,828      2,559      2,129
Long-Term Debt                                    9,792      9,012      6,265      5,774      4,159
Shareholders' Equity                             12,010     12,287     12,058     12,236     12,046
---------------------------------------------------------------------------------------------------

(2) 2001, 2000 and 1999 amounts exclude restructuring costs.




[Millions of dollars except per share amounts]

SHAREHOLDER INFORMATION

IF...
- You need help with your account
- You need automated access to your account
- You are interested in our certificate safekeeping service
- You want to arrange for direct deposit of dividends
- A stock certificate is lost, stolen or destroyed

CONTACT P&G...24 HOURS A DAY
Visit our Web site at www.pg.com/investor
E-mail us at shareholders.im@pg.com
Call for financial information 1-800-764-7483
(1-513-945-9990 outside the U.S. and Canada)

PERSON TO PERSON
Shareholder Services representatives available
Monday-Friday, 9-4 EST
1-800-742-6253
(1-513-983-3034 outside the U.S. and Canada)
Automated service available after U.S. business hours

OR WRITE
The Procter & Gamble Company
Shareholder Services Department
P.O. Box 5572
Cincinnati, Ohio 45201-5572

GALLERIA
You can order imprinted P&G merchandise from the P&G Galleria. Shop for umbrellas, business accessories and clothing online through www.pg.com in Try and Buy or call 1-800-969-4693 (1-513-651-1888 outside the U.S.).


P&G ALUMNI NETWORK
There's a new independent P&G Alumni Network to advance personal and professional interests of former P&G employees through networking opportunities and shared resources. Look for a web site in early September - www.pgalums.com. The site will have a worldwide alumni directory, job postings and communications tools.

CORPORATE HEADQUARTERS
The Procter & Gamble Company
P.O. Box 599
Cincinnati, Ohio 45201-0599

TRANSFER AGENT/SHAREHOLDERS SERVICES
The Procter & Gamble Company
Shareholder Services Department
P.O. Box 5572
Cincinnati, Ohio 45201-5572

REGISTRAR
Chase Manhattan Trust Company, N.A.
255 East Fifth Street, Suite 2115
Cincinnati, Ohio 45202

EXCHANGE LISTING
New York, Cincinnati, Amsterdam, Paris, Basle, Geneva, Lausanne,
Zurich, Frankfurt, Brussels, Tokyo

SHAREHOLDERS OF COMMON STOCK
There were approximately 1,090,000 common stock shareowners, including shareholders of record, participants in the Shareholder Investment Program, participants in P&G stock ownership plans and beneficial owners with accounts at banks and brokerage firms, as of July 27, 2001.

FORM 10-K
Shareholders may obtain a copy of the Company's 2001 report to the Securities and Exchange Commission on Form 10-K by going to P&G's investor Web site at www.pg.com/investor or by calling us at 1-800-764-7483. This information is also available at no charge by sending a request to Shareholder Services at the address listed above.

SHAREHOLDERS' MEETING
The next annual meeting of shareholders will be held on Tuesday, October 9, 2001. A full transcript of the meeting will be available from Linda D. Rohrer, Assistant Secretary. Ms. Rohrer can be reached at One P&G Plaza, Cincinnati, Ohio 45202-3315.


COMMON STOCK PRICE RANGE AND DIVIDENDS

                                             Price Range
                      ----------------------------------------------------------
                              2000 - 2001                     1999-2000                        Dividends
                      ------------------------          ------------------------       ---------------------------
Quarter ended           HIGH             LOW             High              Low         2000 - 2001     1999 - 2000
September 30          $ 67.81          $ 54.19          $104.13          $ 84.56          $   .35          $   .32
December 31             79.31            66.56           115.63            92.00              .35              .32
March 31                79.19            59.25           118.38            52.75              .35              .32
June 30                 68.30            55.96            72.75            53.25              .35              .32