Form 10-K, Exhibit 13
period 2002-06-30
PROCTER & GAMBLE CO
filed 2002-09-12
CIK 80424

                                  EXHIBIT (13)

                          Annual Report to Shareholders
                                  (pages 1-48)

FELLOW SHAREHOLDERS:

P&G touches the lives of consumers around the world every day. Thirty million times a day, in more than 160 countries, P&G brands face their first moment of truth, when consumers stand in front of a store shelf - at a Wal-Mart store in West Virginia, a Carrefour store in France, a bodega in Mexico, a corner market in Egypt or a tiny "sari sari" store in the Philippines - and decide whether to buy a P&G brand, or a competing product.

A lot happens in that moment, as consumers assess the performance, quality and value P&G brands offer relative to other products on the shelf. When we strike the right balance between brand promise and store price, we win that first moment of truth.

Winning the first moment of truth is only half the battle. Soon after, P&G brands face a second moment of truth. Nearly two billion times a day, P&G products are put to the test when consumers use Tide to clean their clothes, Pampers to care for their babies, Pantene to care for their hair, Olay to improve the condition of their skin, Crest to brighten their smile. Every one of P&G's brands is put to this test.

In every one of those nearly two billion experiences, consumers decide whether P&G brands live up to their promises. When we get this right - when we deliver the benefits promised, when we provide a delightful and memorable usage experience, when we make everyday life a little bit better, a little more convenient, a little bit healthier and more beautiful - then we begin to earn the trust on which great brands are built.

At P&G, we've been competing for and winning these moments of truth for 165 years. As a result, we've built one of the largest and strongest portfolios of leading brands in the world.

We have made substantial progress over the past two years in strengthening P&G's business. We're back in the lead. We're committed to continuing this progress and to ensuring we squarely face changing marketplace realities - to get out in front and to stay in front of change.

2



BACK ON TRACK

Getting back in the lead has certainly been "Job One" over the past two years. With clear strategic choices, operational excellence and financial discipline, we are now returning to the consistent, reliable earnings and cash growth that shareholders expect from P&G.

WE ARE DELIVERING LONG-TERM GROWTH OBJECTIVES AHEAD OF PLAN. Our long-term goals are to consistently deliver double-digit core earnings per share growth, and 4% to 6% sales growth, excluding the impacts of foreign exchange. Core net earnings increased 10% to $5.1 billion. Core diluted net earnings per share, which excludes the impact of restructuring charges and the prior-year amortization of goodwill and indefinite-lived intangibles (which is no longer required under new accounting rules), increased 10% to $3.59. Core operating income increased 12% to $7.6 billion. Volume for the year grew 7%. Sales were up 4%, excluding foreign exchange impact, despite corrective pricing actions taken over the last 18 months. Consumers have reacted positively to the improved value our brands now offer, with volume and sales growth accelerating in the second half of the year.

This growth is broad-scale. Every business unit delivered profitable growth at rates above the corporate objective. Every geographic region delivered volume growth. We have work yet to do, but we have achieved P&G's long-term growth objectives a year earlier than we had projected.

Net Earnings Growth                         Net Sales Growth
(by segment versus previous year)           (by quarter versus previous year)

 [BAR GRAPH]                                 [BAR GRAPH]

                                           WE ACHIEVED P&G's LONG-TERM
                                           GROWTH OBJECTIVES A YEAR
                                           EARLIER THAN PROJECTED.

WE ARE INCREASING FREE CASH FLOW. Cash generation is a key indicator of a company's underlying health, and P&G's management is focused on creating leadership, sustained cash flow growth in each of our business units. Free cash flow - operating cash after capital spending - was $6.1 billion, up 83% from last year and more than triple the free cash flow generated two years ago. Capital spending improvement has been a key driver. Our objective was to reduce capital spending to 6% of sales by fiscal 2004, and we've exceeded that goal two years ahead of schedule. We are now resetting our capital spending target to below 5% of sales, and continue to look for opportunities to improve asset efficiencies.

WE ARE DELIVERING SUPERIOR TOTAL SHAREHOLDER RETURN (TSR). TSR is the key business unit metric upon which P&G's business planning and management compensation are based. The combination of strong earnings growth and focus on cash has resulted in superior business returns over the past year. P&G's share price has responded accordingly, outpacing the major indices of Dow Jones and the S&P 500.

These are substantial achievements, in tough economic times, in a very competitive global marketplace. These are the kinds of results P&G has delivered consistently and reliably for decades. This is the level of performance that P&G shareholders expect and also that we - the men and women of P&G - expect of ourselves. I want to commend the dedication, discipline and creativity of P&G people who delivered these results.

Free Cash Flow
(in billions of dollars)

  [BAR GRAPH]


Capital Spending
(as % of sales)

  [BAR GRAPH]

Total Shareholder Return
(indexed versus July 1999)

  [LINE GRAPH]

4

SUCCESS DRIVERS

There are six drivers of P&G's success: consumer focus, strategic choices, operational excellence, financial discipline, organizational structure and brand-building capability.

CONSUMER FOCUS. The consumer is boss and we put the consumer at the heart of all we do. First and foremost, this means getting the consumer value equation right on all our brands. It also means delivering superior, consumer-meaningful innovation. Competitive pressures make this a continuing challenge, but we are working hard in every part of our business to deliver a continual stream of innovation that meets consumer needs in ways that reset performance expectations and represent superior value.

We are also making sure that P&G business leaders - including me - get out of the office and into stores and homes to talk directly with people who buy and use our products. No other real-world experience clarifies the choices we must make as much as these conversations with consumers.

STRATEGIC CHOICES. We've focused on P&G's core categories, leading brands, and the biggest retail customers and country markets. And, we're investing in faster-growing, higher-margin, more asset-efficient businesses. A good example is the acquisition of Clairol, which complements the core Hair Care business and helps P&G enter the fast-growing hair colorant category. Strategic choices like these are paying off. For example, about one-fourth of total gross margin improvement in fiscal 2002 came from our emphasis on faster-growing, higher-margin businesses such as Beauty Care and Health Care.

OPERATIONAL EXCELLENCE. Execution determines success, and we've placed heightened emphasis on operational excellence at P&G. Again, Clairol is a good example. We closed this deal in less than six months and fully integrated business operations seven months later. Most important, we accomplished a smooth integration and we're on track to deliver the committed synergy savings ahead of schedule.

FINANCIAL DISCIPLINE. We have reinforced P&G's long-standing commitment to financial discipline. Our efforts are seen most clearly in the Company's business results. Even before the highly publicized accounting failures at several companies, we took a number of specific steps to ensure strong corporate governance. We reiterated clear expectations for ethical behavior. We instituted a broad-based Financial Stewardship program
- more than 18 months ago - to provide even more focus on fiduciary responsibilities, internal controls and accounting processes. We continue to engage openly with P&G's Board of Directors, and with the Board's Audit Committee, which is comprised entirely of independent directors. And we maintain an independent relationship with Deloitte & Touche, including formal processes to approve non-audit services. These practices are consistent with the way P&G has operated for decades, and we are continually renewing the organization's commitment to them.

ORGANIZATIONAL STRUCTURE. P&G's unique operating structure is creating meaningful competitive advantage. In 1999, we reorganized the Company by consolidating categories and brands into Global Business Units (GBUs), aggregating country and regional go-to-market capabilities into Market Development Organizations (MDOs) and providing single-source business services through a Global Business Services organization (GBS). It has taken some time to implement, but we're now reaping real advantage from consumer and market responsiveness and the substantial synergies made possible by the new structure. The success of Pampers Baby Stages of Development initiative in the United Kingdom is one good example. The business unit focused on delivering superior product, packaging and advertising; the MDO delivered an outstanding trial plan, superior in-store fundamentals and strong External Relations support. By "dividing and conquering" against a common business strategy and plan, we achieved more, faster. Since the launch, Pampers' U.K. market share is back to 51%, 16 points ahead of the #2 brand.

BRAND BUILDING. Branding is more important than ever - and big, leading brands are more valuable than ever. In a sea of choices where confusion reigns, consumers value the reliable promise of their favorite brands. This plays to our strength: branding is in P&G's DNA. P&G has 12 billion-dollar brands in its portfolio today - and more are expected to come. These brands represent more than half of the Company's sales and earnings. Equally important, these brands account for the majority of P&G's consumer interactions - the millions of "moments of truth" we face and win every day.

6

P&G'S BILLION-DOLLAR BRANDS

PAMPERS

Over 30 million babies
experience the comfort and
dryness of Pampers every day.

TIDE

Tide cleans more than 32
million loads of laundry
every day.

ARIEL

More than 300 million
pieces of clothing are
washed with Ariel every
day.

ALWAYS/WHISPER

On an average day, over 25
million women are using
Always.

PANTENE

Nearly 1.7 million
consumers purchase a
Pantene product every day.

CHARMIN

Every day, 50 million
households in North
America squeeze the
Charmin.

BOUNTY

Every day, 50 million
North American households
experience Bounty as the
Quicker Picker-Upper.

IAMS

Iams and Eukanuba provide
27 million dogs and cats
with superior nutrition
every day.

CREST

A Crest product brings a
beautiful, healthy smile
to over 150 million faces
every day.

FOLGERS

Americans drink 85 million
cups of Folgers every day.

PRINGLES

People pop 275 million
Pringles every day.

DOWNY/LENOR

Downy softens and freshens
over 21 million loads of
laundry every day.

1 CHANGING CONSUMER EXPECTATIONS

While we've made steady progress, we know we're in a fast-moving, global marketplace in which the magnitude, pace and scope of change are accelerating. To keep P&G in the lead, it is essential that we anticipate change and get in front of it. We're doing that with a focus on three "new realities" that are shaping the future marketplace.

First is the changing expectations of consumers. Our business has always been about consumer value and in today's demanding economic environment, value is more important than ever.

The key to winning in this environment is to reset expectations for performance and price. Olay Total Effects is a good illustration. In global research, women identified seven distinct signs of aging that affect the condition of their skin. Many products addressed one or two of these signs, but no single product fought all seven. Further, the products that performed best in this category were high-end department store brands priced at $60 or $70 a bottle. With Olay Total Effects, we created a single product for all seven signs of aging based on technology that rivals or exceeds the best department store skin care brands - and offered it at a fraction of the department store price but at the top end of mass skin care pricing. Olay Total Effects is now the #1 anti-aging moisturizer in the U.S., U.K., China, Canada and Australia - growing our total Olay Skin Care franchise by nearly 20%.

The difficulty of meeting this performance/value challenge in developing markets
- such as China or Eastern Europe - is even greater. Consumers in these markets have similar performance expectations, but far less purchasing power. To succeed in these markets, it's often necessary to rethink the fundamentals - everything from manufacturing to product and packaging to marketing and distribution. We have experience winning in developing markets with a range of creative solutions: single-use Pantene sachets in China and van-based distribution in Poland, for example. And we continue to develop other approaches. This will be an area of increasing importance for P&G.

2 RETAILERS AS PARTNERS AND COMPETITORS

The second "new reality" is the changing nature of retailing. Increasingly, we have a dual relationship with retail customers: we are strong partners and sometimes competitors.

In concept, the need for tighter relationships between manufacturers and retailers is obvious: we both serve the same consumer, we both want to build consumer loyalty to our brands, we're both trying to grow sales faster and more profitably. But, in practice, retailers and manufacturers can work at cross purposes. Energy, resources and time that could be devoted to creating a delightful "first moment of truth" shopping experience can be spent in unproductive discussions over shelf space, pricing, discounts and terms.

Together with retail partners, we are working hard to change this practice. For example, we know consumers are often frustrated when buying hair care products. They find it hard to locate everything they want and are often left confused and searching for product information. We're working with more than 30 retailers to enhance the performance of their hair care departments. We've simplified the shopping experience, provided more consumer education and made it easier for consumers to find and ultimately use the products that best meet their needs. Shoppers are spending half the time finding products and more time in the aisle browsing and discovering products - all of which leads to increased volume, sales and profits for P&G and our retail partners. These changes are delivering department growth ranges between 10% and 44% for retailers and P&G.

Retailers are sometimes competitors as well as partners. Their own brands are growing as the retailers, themselves, grow. Private labels or store brands strive to match innovation quickly and try to present a compelling value alternative in many categories. This is healthy, in my opinion. It requires that we continue to lead innovation and to price P&G products competitively. Further, the growing strength of store brands underscores the importance of always being the #1 or #2 brand in any category. Brands that can't maintain this leadership stature will find it difficult to compete effectively with the best store brands. Based on our internal global share measures, we have the #1 or #2 brand in 17 of our 19 key global categories - categories that account for about 70% of sales and earnings. P&G is in a strong position, and ready to become an even better retail partner.

3 THE NEW "INTERCONNECTED" ORGANIZATION

The third "new reality" is the emerging importance of operating as an interconnected company. A recent report by industry consultant Booz Allen Hamilton noted "'Vertical' thinking (i.e., own or control every link in the supply chain) has given way to `virtual' thinking (i.e., create a flexible web of supply relationships and focus exclusively on what one does best)."

At P&G, we see this as an enormous opportunity - in part, because that's where the marketplace is headed and, even more so, because P&G has a strong history of developing partnerships that bring out the best in us and our partners. We've done it for years with advertising agencies, customers, joint venture partners and technology suppliers.

When Dr. John's, the maker of SpinBrush toothbrushes, approached us about licensing the Crest name, we recognized the opportunity. Within five months of that first contact, we bought the company and then brought Crest's new, powered SpinBrush to market in record time. Crest SpinBrush, now in 20 markets, has a 50% volume share of the growing powered-brush category in the U.S. and has quadrupled the sales of the original Dr. John's product.

When we developed the bisphosphonate technology in Actonel, we increased marketing capability by partnering with Aventis, whose field sales force had broad access to and credibility with doctors. The partnership worked well, and today Actonel is a nearly $400 million brand and growing.

Our vision is that P&G will be the best company in the world at spotting, developing and leveraging partnerships in every area of the business. In fact, I want P&G to be a magnet for best-in-class partners who want to build significant new business together.

14

THE NEXT GENERATION OF LEADERSHIP

The bottom line is this: P&G is getting back on track. We have what it takes and we're doing what it takes to stay in the lead - now, and in the future. We're making clear strategic choices, strengthening operational excellence and operating with rigorous financial discipline. We're delivering the earnings growth to which we've committed - ahead of plan. We're generating cash from every business unit - at record levels. We're delivering returns that exceed the performance of the Dow Jones index and the S&P 500. In short, we are returning to the level of performance you, and we, expect from P&G - and we are determined to keep it up.

I want to close this letter with one final point. The reason things work well at P&G is that everyone is an owner and a leader. We hire people because they're leaders. We give them the training, development and experience to become even stronger leaders. We promote people who deliver superior results, operate with integrity and strengthen those around them. We have a culture that values and embraces leadership. That's true at the top of our organization. In the middle. At entry-level. It's true of people who've just joined P&G, as well as those who've spent 20- or 30-year careers at P&G.

The key in such an organization is to provide individual and business unit growth opportunities, and then to empower people to lead and execute with excellence. That is precisely what we're doing at P&G. I have no doubt we have the right organization to keep our Company growing. In these past two years, I have witnessed a passionate sense of ownership for our business that deepens my confidence in P&G's future, no matter what challenges we may face.

As owners of Procter & Gamble, you can be assured that the pioneering spirit, operating discipline and dogged commitment to being in the lead that have always characterized this Company - for 165 years! - are as alive today as they have ever been.


/s/ A.G. Lafley
A.G. Lafley

Chairman of the Board,                                          August 5, 2002
President and Chief Executive

                                                                              15
MANAGEMENT CHANGES

JOHN PEPPER RETIRES

On July 1, 2002, John Pepper retired as chairman after 39 years of service with P&G. Mr. Pepper will continue as chairman of the Board's Executive Committee until July 1, 2003.

Mr. Pepper served as the ninth Chairman of the Board and Chief Executive from July 1995 through September 1999, when he retired. He was re-elected chairman of the Board of Directors, in addition to his role as chairman of the Executive Committee of the Board, in June 2000.

To honor Mr. Pepper's life-long commitment to teaching and learning, and his devotion to developing P&G people, the Company's new corporate training center at the General Office in Cincinnati has been named "The John Pepper Learning Center."

"John Pepper is the heart and soul of P&G - the living embodiment of our Purpose, Values and Principles," A.G. Lafley told employees at Mr. Pepper's retirement reception. "We are eternally grateful for his enormous personal and professional contributions."

BRUCE BYRNES AND KERRY CLARK NAMED VICE-CHAIRMEN

Bruce Byrnes, President, Global Beauty & Feminine Care and Global Health Care, and Kerry Clark, President, Global Market Development & Business Operations, were named vice-chairmen of the Board of Directors and directors of the Company, effective July 1, 2002. Mr. Byrnes and Mr. Clark bring great breadth of business expertise and knowledge to their new roles, along with proven track records of results.

16   The Procter & Gamble Company and Subsidiaries

CORPORATE GOVERNANCE AND MANAGEMENT'S RESPONSIBILITY

Procter & Gamble is committed to doing what's right. Our actions - the actions of all employees - are governed by our Purpose, Values and Principles. These core values set a tone of integrity for the entire Company - one that is reinforced consistently at all levels, in all countries, internally and externally.

Importantly, this extends to our accounting and financial reporting responsibilities. We understand our responsibilities to investors. As part of this, we are committed to providing accurate and understandable financial reporting. This encompasses:

Maintaining a strong internal control environment. Our system of internal controls is designed to provide reasonable assurance that transactions are executed as authorized and accurately recorded, and that assets are safeguarded. We monitor these controls through self-assessments and an ongoing program of internal and external audits. Key employee responsibilities are reinforced through the Company's "Worldwide Business Conduct Manual," which sets forth management's commitment to conduct its business affairs with the highest ethical standards.

Focusing on financial stewardship. Even before the events that have shaken investor confidence, we had implemented a program to ensure employees understood their fiduciary responsibilities to shareholders. This ongoing effort encompasses financial discipline in our strategic and daily business decisions, and brings particular focus to maintaining accurate accounting processes through process improvement, skill development and oversight.

Exerting rigorous oversight of the business. We continuously review our business results and strategic choices. Our Global Leadership Council is actively involved - from understanding strategies to reviewing key initiatives and financial performance. The intent is to ensure we remain objective in our assessments, constructively challenge the approach to business opportunities and potential issues, and monitor results and controls.

Encouraging strong and effective Corporate Governance from our Board of Directors. We have an active, capable and diligent Board. We already meet the standards being proposed for independence, and we welcome the Board's oversight as a representative of the shareholders. Our Audit Committee is comprised of independent directors with the financial knowledge and experience to provide appropriate oversight. We review key accounting, financial reporting and internal control matters with them and encourage their independent discussions with Deloitte & Touche, our external auditors.

Providing investors with financial results that are complete and understandable. The consolidated financial statements and financial information included in this report are the responsibility of management. This includes preparing the financial statements in accordance with generally accepted accounting principles in the United States of America, which necessarily requires estimates based on management's best judgment. Our independent auditing firm, Deloitte & Touche, has audited our financial statements and has expressed an unqualified opinion. We are committed to providing timely, accurate and understandable information to investors.

P&G has a strong history of doing what's right. We know great companies are built on strong ethical standards and principles. Our financial results are delivered from that culture of accountability, and we take responsibility for the quality and accuracy of our financial reporting.


/s/ A.G. Lafley                 /s/ Clayton C. Daley Jr.
A.G. Lafley                     Clayton C. Daley Jr.
Chairman of the Board,          Chief Financial Officer
President and Chief Executive


TABLE OF CONTENTS

FINANCIAL REVIEW                                        INDEPENDENT AUDITORS' REPORT                      26
  Results of Operations                           17    AUDITED CONSOLIDATED FINANCIAL STATEMENTS
  Financial Condition                             18      Earnings                                        27
  Segment Results                                 20      Balance Sheet                                   28
  Critical Accounting Policies                    22      Shareholders' Equity                            30
  Hedging and Derivative Financial Instruments    23      Cash Flows                                      31
  Restructuring Program                           24      Notes to the Financial Statements               32

                              The Procter & Gamble Company and Subsidiaries  17

FINANCIAL REVIEW

RESULTS OF OPERATIONS

The Company's fiscal year ended June 30, 2002 reflects the benefits of clear strategic choices, operational excellence and financial discipline. The Company kept its commitment to deliver consistent, reliable earnings and cash growth. In fact, it delivered its long-term sales and earnings growth targets ahead of the established objective and substantially increased free cash flow.

During 2002, the Company completed the acquisition and integration of Clairol - its largest acquisition ever - providing a strong presence in the high-margin hair colorants business. It also divested Comet and spun off Jif and Crisco. These transactions are part of the Company's choice to focus on building big brands that offer the greatest potential for global growth.

The Company continues to make clear choices about where to play and how to win. The framework for these is grounded in focus areas that include: building core categories and leading brands; growing with the biggest retail customers in the biggest geographic markets; and investing in faster-growing, higher-margin, more asset-efficient businesses. This requires some difficult decisions, including those reflected in the Company's restructuring program to reduce overheads and streamline manufacturing and other work processes. As the fiscal year results demonstrate, these strategic choices are paying off.

Volume and Net Sales

Record sales in 2002 of $40.24 billion exceeded 2001 sales by $994 million, or 3%. Excluding an unfavorable exchange rate impact of 1% in the current year, net sales grew 4%. Core net sales, which exclude restructuring impacts, were $40.17 billion, up 2% versus $39.38 billion in 2001. Excluding an unfavorable exchange rate impact of 2% in the current year, core net sales grew 4%. This is in line with the Company's long-term objective of 4% to 6% sales growth, excluding the impacts of foreign exchange. Sales growth in 2002 was driven by 7% unit volume growth - with particularly strong performances in the health care and beauty care segments.

Fiscal year 2001 sales were $39.24 billion compared to $39.95 billion in 2000. Excluding unfavorable exchange effects of 3%, sales increased 2%, reflecting improved pricing in beauty care, fabric and home care and baby, feminine and family care. Unit volume was flat in 2001, as exceptionally strong performance by new businesses in health care was offset by softness in food and beverage.

Net Earnings

In 2002, net earnings were $4.35 billion, compared to $2.92 billion in 2001 and $3.54 billion in 2000. Reported results include after-tax restructuring charges of $706 million, $1,475 million, and $688 million in 2002, 2001 and 2000, respectively. This restructuring program covers a significant reduction in enrollment, manufacturing consolidations and portfolio choices to scale back or discontinue underperforming businesses and initiatives.

Net Earnings Per Share
(on a diluted basis)

[BAR GRAPH]

The Company's long-term earnings goal is to consistently deliver double-digit core net earnings per share growth. Core diluted net earnings per share, which excludes the impact of restructuring charges and the prior years' amortization of goodwill and indefinite-lived intangibles, increased 10% to $3.59 in 2002. This compares to core diluted net earnings per share of $3.27 in 2001 and $3.10 in 2000. The goodwill adjustment was $0.15 per share in both 2001 and 2000. In the current year, every business unit delivered net earnings growth above the corporate objective. Clear strategic focus and operational excellence are enabling improved business performance across all fronts. Core diluted net earnings per share growth in the prior year of 5% reflected cost increases and exchange impacts, which were mitigated by pricing improvements, lower taxes and divestiture gains.

Operating Costs

Costs of products sold was $20.99 billion in 2002, compared to $22.10 billion in 2001 and $21.51 billion in 2000. Restructuring costs included in cost of products sold were $508 million in 2002, $1.14 billion in 2001, and $496 million in 2000. Excluding restructuring charges, as a percent of core net sales, cost of products sold was 51.0% in 2002, compared to 53.2% in 2001 and 52.6% in 2000. The progress in the current year reflects a decline in material costs and a continued focus on savings projects, including restructuring. Gross margin progress accelerated throughout the year, as restructuring benefits and ongoing operational savings increased.

18  The Procter & Gamble Company and Subsidiaries              Financial Review

Additionally, the Company is beginning to see gross margin improvement from the shift to higher-margin businesses, such as health care and beauty care. Excluding restructuring charges, gross margin in 2001 reflects fairly stable cost of products sold, despite raw material price increases - highlighting the benefits of cost control efforts.

Marketing, research, administrative and other expense (MRA&O) was $12.57 billion in 2002 versus $12.41 billion in 2001 and $12.48 billion in 2000. These include restructuring costs of $519 million in 2002, $583 million in 2001 and $318 million in 2000. Excluding restructuring charges and amortization of goodwill and indefinite-lived intangibles, MRA&O was $12.05 billion in the current year versus $11.59 billion in 2001 and $11.94 billion in 2000. As a percent of core net sales, MRA&O was 30.0% in 2002, 29.4% in 2001 and 29.9% in 2000. The Company achieved good progress on restructuring savings that have reduced base selling, research and administrative costs. The increase in the current year was due primarily to Clairol integration costs and increases in other operating charges. Additionally, marketing support efficiencies realized in the prior year continued in the current year - although marketing costs did not decline as dramatically due to the significant progress made in the prior year.

Operating & Net Earnings Margins

Operating margin was 16.6% compared to 12.1% in 2001 and 14.9% in 2000. Excluding restructuring charges and amortization of goodwill and indefinite-lived intangibles, core operating margin increased 170 basis points to 19.0%, from 17.3% in 2001. Core operating margin was 17.5% in 2000.

Net earnings margin was 10.8% versus 7.4% in 2001 and 8.9% in 2000. Excluding restructuring charges and amortization of goodwill and indefinite-lived intangibles, core net earnings margin was 12.6%, up from 11.7% in 2001 and 11.1% in 2000. The margin increase in 2002 reflects excellent operating earnings progress and the benefits of lower interest expense. In 2001, the core net margin increase reflected the gains from minor brand divestitures and lower taxes, partially offset by increased product costs and unfavorable exchange impacts.

Non-Operating Items

Interest expense was $603 million in 2002, compared to $794 million in 2001 and $722 million in 2000. The decline in interest expense was driven by lower interest rates partially offset by an increase in debt. The increase in 2001 reflected higher debt levels, primarily due to share repurchasing and acquisitions.

Other non-operating income, net, which consists primarily of interest and investment income and divestiture gains, contributed $308 million in 2002, compared to $674 million in 2001 and $304 million in 2000. This decline is driven by significantly lower income from divestitures and asset sales in 2002 versus 2001 as the Company's activity to divest non-core brands declined. Going forward, divestitures are expected to remain at these lower levels.

The Company's effective tax rate for the current year was 31.8%, compared to 36.7% in 2001 and 36.0% in 2000. Excluding restructuring costs, amortization of goodwill and indefinite-lived intangibles and related tax effects, the core effective tax rate was flat versus 2001 at 31.1% compared to 32.5% in 2000.

FINANCIAL CONDITION

The Company's financial condition remains solid - particularly regarding cash flow generation. One of the Company's focus areas is to improve its cash efficiency as a key element of achieving superior shareholder return.

Cash

Operating cash flow provides the primary source of funds to finance operating needs, capital expenditures and shareholder dividends. This is supplemented by additional borrowings to provide funds to finance the share repurchase program and acquisitions. The overall cash position of the Company reflects a global strategy to optimize cash management while considering off-shore funding needs, liquidity management objectives and other economic considerations.

Free Cash Flow
(in billions of dollars)

[BAR GRAPH]

Free cash flow, defined as operating cash flow less capital expenditures, for 2002 was $6.06 billion, up over 80% from

Financial Review              The Procter & Gamble Company and Subsidiaries  19

2001. This increase is indicative of the heightened emphasis on cash generation the Company has placed on all of its operating units. Free cash flow was $3.32 billion in 2001 and $1.66 billion in 2000.

The Company continues to generate strong cash flow from operations. In 2002, cash flow from operations was $7.74 billion, up $1.94 billion from $5.80 billion in 2001, which was an increase of $1.12 billion from $4.68 billion in 2000. Higher earnings were the primary contributor. In addition, taxes payable increased approximately $500 million versus the prior year, primarily driven by utilization of prior year overpayments and deferred tax assets. Depreciation and amortization charges declined by $578 million versus the prior year. Of this decrease, $235 million is attributable to the adoption of Statement of Financial Accounting Standards (SFAS) No. 142, under which goodwill and indefinite-lived intangible assets are no longer being amortized. The remaining decline is primarily driven by lower accelerated depreciation from the restructuring program in fiscal 2002 versus 2001.

Net cash used for acquisitions completed during 2002 totaled $5.47 billion, primarily driven by the Clairol acquisition. This compares to $138 million in 2001 and $2.97 billion in 2000, which included the Iams and PUR acquisitions.

The Company continues to divest certain non-strategic brands in order to focus resources on core businesses. The divestitures declined significantly in the current year, returning to historical levels. The proceeds from these and other asset sales generated $227 million in cash flow in the current year, which is significantly reduced when compared to the $788 million generated in 2001 and $419 million generated in 2000.

The Company maintains a share repurchase program, which authorizes the purchase of shares annually on the open market. A primary purpose of the program is to mitigate the dilutive impact of stock option grants - effectively prefunding the exercise obligation. Additionally, there is a discretionary component under which it may repurchase additional outstanding shares. Current year purchases under the combined programs were $568 million, compared to $1.25 billion in 2001 and $1.77 billion in 2000. The decline in the current year is primarily due to cash requirements associated with the Clairol acquisition. The Company anticipates the buy-back program will return to historical levels in 2003.

Common share dividends grew 9% to $1.52 per share in 2002 versus $1.40 in 2001 and $1.28 in 2000. The annual dividend rate will increase to $1.64 per common share in 2003, marking the 47th consecutive year of increased common share dividend payments. Total dividend payments, to both common and preferred shareholders, were $2.10 billion, $1.94 billion and $1.80 billion in 2002, 2001 and 2000, respectively.

Total debt increased $2.91 billion to $14.93 billion compared to $12.02 billion in 2001 and $12.25 billion in 2000. This increase was primarily driven by the Clairol acquisition - which had a purchase price of approximately $5.00 billion.

Long-term borrowing available under the Company's current shelf registration statement filed in March 2002 was $4.00 billion at June 30, 2002. Additionally, the Company is able to issue commercial paper at favorable rates and to access general bank financing.

Capital Spending

Capital spending efficiency has been a focus area for the Company. Spending decreased $807 million to $1.68 billion in 2002, compared to $2.49 billion in 2001 and $3.02 billion in 2000. Current year spending is 4.2% of net sales, compared to 6.3% and 7.6% in 2001 and 2000, respectively.

Capital Spending
(in billions of dollars)

[BAR GRAPH]

This current year reduction of more than $800 million versus the prior year surpasses the Company's 6% of net sales goal two years earlier than originally anticipated. This improvement in capital spending is the result of three main factors: 1) completing the majority of the re-platforming and capacity expansion investment in the baby, feminine and family care business unit, 2) sourcing consolidation and improved capacity utilization; and, 3) increasing emphasis on reduced but sustainable capital spending levels to improve shareholder value.

Liquidity

The Company does not have off-balance sheet arrangements,

20   The Procter & Gamble Company and Subsidiaries            Financial Review

commitments or related party transactions that are considered material. The Company is not aware of factors that are reasonably likely to adversely affect liquidity trends, other than the factors discussed in the Forward-Looking Statements.

Purchase Commitments

The Company has purchase commitments for materials, supplies, services and fixed assets as part of the normal course of business. In the aggregate, such commitments are not at prices in excess of current market rates. Due to the proprietary nature of many of the Company's materials and processes, certain supply contracts contain penalty provisions for early termination. The Company does not expect changes in such provisions to materially affect results of operations or its financial condition. This conclusion is made based upon reasonably likely outcomes assumed by reference to historical experience and current business plans.

As discussed previously, the Company's primary source of liquidity is cash generated from operations. Additionally, the Company is able to support its short-term liquidity, if necessary, through agreements with a diverse group of creditworthy financial institutions. The Company has never drawn on these facilities and does not intend to do so in the foreseeable future. However, should the facilities be needed, when combined with cash on hand, the Company believes they would provide the Company with sufficient credit funding to cover any short-term financing requirements.

SEGMENT RESULTS

The following pages provide perspective on the Company's business segments. Product-based segment results exclude items that are not included in measuring business performance for management reporting purposes, most notably certain financing, investing, employee benefit and restructuring costs.

Sales in companies over which the Company exerts significant influence, but does not control the financial and operating decisions, are reported for segment purposes in a manner similar to consolidated subsidiaries. Taxes are reflected in the business segments at estimated local statutory tax rates. The effects of these conventions are eliminated in the corporate segment to adjust management reporting conventions to accounting principles generally accepted in the United States of America.

2002 Net Sales by Business Segment

[PIE CHART]

2002 Net Earnings by Business Segment

[PIE CHART]

Health Care

Health care delivered exceptional results, as strength in the oral care and pharmaceutical businesses drove a 15% increase in unit volume and a 14% increase in net sales. Net sales were $4.98 billion in 2002. Excluding a 1% negative impact of foreign exchange, net sales grew 15%. Health care's volume growth from high-margin products funded increased marketing investments and yielded a net earnings increase of 34% to $521 million.

Oral care led the volume growth, up significantly versus 2001. The global Crest brand continued to grow behind strength across the portfolio, including Crest SpinBrush, Crest Whitestrips and the base dentifrice business. In 2002, Crest joined the ranks of the Company's billion dollar brands.

Pet health and nutrition volume increased 10% behind continued growth in the United States. Global growth was driven by new product innovation and expansion into new geographies and channels outside the United States in the second half of the year.

Pharmaceuticals continued to deliver strong results with worldwide volume up 29%, behind the strength of Actonel, the Company's post-menopausal osteoporosis drug.

In 2001, health care unit volume increased 15%, driven by the excellent performance of the pet health and nutrition, pharmaceuticals and oral care businesses. Net sales were

Financial Review              The Procter & Gamble Company and Subsidiaries  21

$4.35 billion, up 11%. Excluding a 3% unfavorable exchange impact, net sales grew 14%. Net earnings were $390 million, a 16% increase over fiscal 2000.

Fabric and Home Care

Fabric and home care delivered strong earnings driven by an excellent program of cost reduction and sharpened consumer value. Unit volume grew 3%, with growth across every geographic region. Net sales for the year were flat at $11.62 billion. Excluding a 1% unfavorable foreign exchange impact, net sales increased 1%, as volume growth was partially offset by pricing investments to improve in-store presence and the consumer value equation, primarily in Western Europe.

Net earnings were $1.83 billion, up 11% behind lower material prices, product reformulations and manufacturing plant efficiencies. North America delivered exceptional earnings progress, reflecting disciplined cost management and increased marketing support efficiencies. This earnings progress further expands the segment's strong net earnings margin - to well above the Company average.

In 2001, unit volume decreased 2% due to heavy competitive activity, primarily in Western Europe. Net sales were $11.66 billion, down 4% versus a strong 2000 base which included new brand introductions. Excluding a 3% unfavorable foreign exchange impact, net sales decreased 1%. Net earnings increased 13% to $1.64 billion.

Baby, Feminine and Family Care

Baby, feminine and family care delivered strong earnings progress driven by volume growth and extensive cost reduction. Family care and baby care drove a 3% increase in unit volume. Net sales for the year were down 1% to $11.88 billion. Excluding a 2% negative impact of exchange rates, net sales increased 1%, as commodity driven price declines and pricing adjustments on Luvs and Western European diapers partially offset volume growth.

Net earnings were $1.17 billion, up 11% behind an ongoing program of product and overhead cost reductions, including benefits from restructuring activities that have streamlined manufacturing operations.

Family care volume grew 7% behind strength in the North America Bounty and Charmin businesses. Net sales increased 1%, as commodity pricing actions largely offset volume growth.

Baby care volume increased 4% behind Pampers growth in North America and Western Europe driven by the Baby Stages of Development product launch. Net sales declined 1% as foreign exchange and targeted pricing adjustments more than offset volume growth.

Feminine care volume declined 3%, stabilizing in the second half, and net sales declined 5%. Nevertheless, net earnings improved mainly due to cost efficiencies.

In 2001, baby, feminine and family care segment unit volume grew 2%, driven by family care and baby care. Net sales were $11.99 billion, compared to $12.04 billion in 2000. Excluding a 4% negative impact of exchange rates, net sales increased 4%. Net earnings decreased 2%, to $1.05 billion, despite progress in family care and feminine care.

Beauty Care

Beauty care delivered strong results behind the Clairol acquisition, completed in the second quarter. Throughout the fiscal year, beauty care's quarterly growth rates for unit volume and net sales increased sequentially - delivering unit volume growth of 19% and net sales of $8.08 billion, up 11%. Excluding a 2% negative foreign exchange impact, net sales grew 13%. Excluding the impacts of the Clairol acquisition, fiscal year unit volume grew 3%, primarily behind strength in the base hair care business and solid growth in fine fragrances and cosmetics. Net earnings were $1.18 billion, up 22%, driven by marketing support efficiencies behind growing businesses and a continued focus on cost reductions.

The Clairol integration went according to plan during the year with North America, the largest region, being completed in May. The Clairol acquisition provides a strong presence in the high-margin colorants business and rounds out the Company's hair care offerings.

In 2001, beauty care unit volume was down 1%. Excluding the impact of divestitures, volume was flat. Net sales were $7.26 billion, down 2%, versus $7.39 billion in 2000. Excluding a 4% impact of unfavorable exchange rates, primarily in Western Europe and Asia, net sales grew 2%. Net earnings were $967 million, an 8% improvement behind the successful expansion of high-performance, premium-priced products.

Food and Beverage

Food and beverage delivered solid earnings growth despite top-line challenges. Unit volume declined 6%, including a 4%

22   The Procter & Gamble Company and Subsidiaries            Financial Review

impact from divestitures. Volume declines and commodity-related pricing actions in coffee drove an 8% decrease in net sales, to $3.80 billion. Net earnings grew 16%, to $384 million, as broad-based cost reductions more than offset declining volumes.

The fourth quarter marked the completion of the Jif and Crisco spin-off. This transaction, which is accounted for similar to a dividend, delivered excellent value to shareholders - equivalent to approximately $0.60 per share.

In 2001, food and beverage unit volume declined 10%, including a 2% impact from divestitures. Unit volume was negatively affected by reduced trade merchandising and the impact of snacks pricing actions in North America and Western Europe and the divestiture of the institutional shortening and oils business. Net sales were $4.14 billion, down 11%. Net earnings were $332 million, down 9% versus 2000.

Corporate

The corporate segment includes both operating and non-operating elements such as financing and investing activities, certain benefit costs, restructuring charges, segment eliminations and other general corporate items.

Corporate includes adjustments from management reporting conventions to conform with accounting principles generally accepted in the United States of America. These primarily affect the treatment of entities over which the Company exerts significant influence but does not control, and income taxes, which are reflected in the business segments using estimated local statutory tax rates.

Corporate results reflect a decrease in one-time gains from the Company's non-strategic divestiture program. Moreover, reduced corporate hedging gains versus 2001 were partially offset by decreased restructuring costs, lower interest expense and the discontinuation of amortizing goodwill and certain indefinite-lived intangibles.

In 2001, corporate results reflect increased restructuring costs, higher benefit costs and certain tax impacts not reflected in the businesses. These were partially offset by one-time gains from the Company's divestiture program, reduced overhead spending and corporate hedging gains.

CRITICAL ACCOUNTING POLICIES

The Company makes various estimates when applying accounting policies affecting the Consolidated Balance Sheet, Consolidated Statement of Cash Flows and Consolidated Statement of Earnings. Due to the nature of the Company's business, these estimates generally are not considered highly uncertain at the time of estimation - meaning they are not expected to result in a period-to-period change that would materially affect the Company's results of operations or financial condition.

The Company does apply certain key accounting policies as required by accounting principles generally accepted in the United States of America. These key accounting policies govern revenue recognition, restructuring, income taxes and certain employee benefits.

Revenue Recognition

Revenue is recognized when it is realized or realizable and earned. The vast majority of the Company's revenue relates to sale of inventory to customers, and revenue is recognized when title and the risks and rewards of ownership pass to the customer. Given the nature of the Company's business and the applicable rules guiding revenue recognition, the Company's revenue recognition practices do not contain estimates that materially affect results of operations.

Restructuring

Restructuring charges relate to the restructuring program that began in 1999. The Company provides forward-looking information about the overall program, including estimated costs and savings. Such disclosures represent management's best estimate, but do require significant estimates about the program that may change over time. However, the specific reserves recorded in each year under the restructuring program are not considered highly uncertain, see Note 2 to the Consolidated Financial Statements.

Income Taxes

Under SFAS No. 109, "Accounting for Income Taxes," income taxes are recorded based on the current year amounts payable or refundable, as well as the consequences of events that give rise to deferred tax assets and liabilities based on differences in how those events are treated for tax purposes (see Note
11). The Company bases its estimate of deferred tax assets and liabilities on current tax laws and rates and, in certain cases, business plans and other expectations about future outcomes.

Changes in existing regulatory tax laws and rates may affect

Financial Review              The Procter & Gamble Company and Subsidiaries  23

the Company's ability to successfully manage regulatory matters around the world, and future business results may affect the amount of deferred tax liabilities or the valuation of deferred tax assets over time. The Company's accounting for deferred tax consequences represents management's best estimate of future events that can be appropriately reflected in the accounting estimates. Although certain changes cannot be reasonably assumed in the Company's current estimates, management does not believe such changes would result in a material period-to-period impact on the results of operations or financial condition.

Employee Benefits

Employee benefits include pensions - both defined contribution and defined benefit - and other post-employment benefits (OPEB), with plans and benefits established locally. At the Corporate level, there is an employee stock ownership plan (ESOP) and a stock option plan.

Under the provisions of SFAS No. 87, "Employer's Accounting for Pensions" and SFAS No. 106, "Employer's Accounting for Postretirement Benefits Other Than Pensions," measurement of the obligations under the defined benefit pension plans and OPEB plans are subject to a number of assumptions. These include the rate of return on plan assets, health care cost trend rates and the rate at which the future obligations are discounted to the value of the liability at June 30th of each year presented in the Consolidated Balance Sheet (see Note
10).

Certain defined contribution pension and OPEB benefits in the United States are funded by the ESOP plan (see Note 9). The ESOP plan is accounted for under the provisions of AICPA Statement of Position No. 76-3, "Accounting Practices for Certain Employee Stock Ownership Plans." Series A shares are used to fund a portion of the defined contribution plan and Series B shares are used to fund a portion of retiree health care benefits - a component of OPEB. Changes in estimates and assumptions that are implicit in accounting for the ESOP would not have a material impact on the results of operations.

Under SFAS No. 123, "Accounting for Stock-Based Compensation," the Company has elected to account for stock options under APB Opinion No. 25, "Accounting for Stock Issued to Employees," based on their intrinsic value at the date of grant. Because options generally are granted at market value, there is no intrinsic value and resultant compensation expense. Note 8 provides supplemental information, including pro forma earnings and earnings per share, as if the Company had accounted for options based on the method prescribed by SFAS No.
123. That methodology yields an estimate of fair value based on a measurement method that contains a number of management estimates, including estimated option life and future volatility. Changes in these assumptions could significantly impact the estimated fair value of the options.

HEDGING AND DERIVATIVE FINANCIAL INSTRUMENTS

As a multinational company with diverse product offerings, the Company is exposed to market risks, such as changes in interest rates, currency exchange rates and commodity prices. To manage the volatility relating to these exposures, the Company evaluates its exposures on a global basis to take advantage of the netting opportunities that exist. For the remaining exposures, the Company enters into various derivative transactions in accordance with the Company's hedging policies. The financial impacts of these hedging instruments are offset in part or in whole by corresponding changes in the underlying exposures being hedged. The Company does not hold or issue derivative financial instruments for speculative trading purposes. Note 7 includes a more detailed discussion of the Company's accounting policies for financial instruments.

 Derivative positions are monitored using techniques including market valuation, sensitivity analysis and value at risk modeling. The tests for interest rate and currency rate exposures discussed below are based on a Monte Carlo simulation value at risk model using a one year horizon and a 95% confidence level. The model incorporates the impact of correlation and diversification from holding multiple currency and interest rate instruments and assumes that financial returns are normally distributed. Estimates of volatility and correlations of market factors are drawn from the Risk- Metrics(TM) dataset as of June 28, 2002. In cases where data is unavailable in RiskMetrics(TM), a reasonable proxy is included.

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

24   The Procter & Gamble Company and Subsidiaries            Financial Review

Based on the Company's overall interest rate exposure as of and during the year ended June 30, 2002, including derivative and other instruments sensitive to interest rates, the Company does not believe a near-term change in interest rates, at a 95% confidence level based on historical interest rate movements, would materially affect the Company's financial statements.

Currency Rate Exposure

The Company manufactures and sells its products in a number of countries throughout the world and, as a result, is exposed to movements in foreign currency exchange rates. The primary purpose of the Company's foreign currency hedging activities is to reduce the risk that the Company's financial position will be adversely affected by short-term changes in exchange rates. Corporate policy prescribes the range of allowable hedging activity. The Company primarily utilizes forward exchange contracts and purchased options with maturities of less than 18 months.

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

Based on the Company's overall currency rate exposure as of and during the year ended June 30, 2002, including derivative and other instruments sensitive to foreign currency movements, the Company does not believe a near-term change in currency rates, at a 95% confidence level based on historical currency rate movements, would materially affect the Company's financial statements.

Commodity Price Exposure

Raw materials used by the Company are subject to price volatility caused by weather, supply conditions, political and economic variables and other unpredictable factors. The Company uses futures, options and swap contracts to manage the volatility related to the above exposures. Commodity hedging activity is not considered material to the Company's financial statements.

Restructuring Program

In 1999, concurrent with a reorganization of its operations into product-based global business units, the Company initiated a multi-year restructuring program. The program is designed to accelerate growth and deliver cost reductions by streamlining management decision-making, manufacturing and other work processes and discontinuing under-performing businesses and initiatives. Technology improvements, as well as standardization of manufacturing and other work processes allow the Company to streamline its operations. This resulted in the consolidation of manufacturing activity and various business processes.

The total cost of the program is expected to be $5.6 billion before tax ($4.4 billion after tax). Through 2002, cumulative charges are $4.1 billion before tax ($3.3 billion after tax). The remaining charges are expected to continue through fiscal 2004. Given the nature and duration of the program, costs to be incurred in future years are subject to varying degrees of estimation for key assumptions, such as actual timing of execution, currency effects, enrollment impacts and other variables. All restructuring costs are reported in the corporate segment.

Summary of Restructuring Charges

                                            Years Ended June 30
                                   -----------------------------------
(in millions of dollars)             2002          2001          2000
----------------------------------------------------------------------
Separations                        $  393        $  341        $  153
----------------------------------------------------------------------
Accelerated Depreciation              135           276           386
----------------------------------------------------------------------
Asset Write-Downs                     208           731            64
----------------------------------------------------------------------
Other                                 222           502           211
----------------------------------------------------------------------
Total (before tax)                    958         1,850           814
----------------------------------------------------------------------
Total (after tax)                     706         1,475           688
----------------------------------------------------------------------

Separations represent the cost of packages offered to employees, which are generally accrued upon employee acceptance. The separation packages, predominantly voluntary, are formula driven based on salary levels and past service. Separation costs are charged to cost of products sold for manufacturing employees and marketing, research, administrative and other for all other employees.

Approximately 16,600 separation packages have been provided for through June 30, 2002: 7,400 in 2002 and 9,200 from 1999 to 2001. While all geographies and businesses are impacted by the enrollment reduction programs, a higher number of United States employees are affected, given the concentration of operations. Net enrollment for the Company may decline by less than the total separations, as terminations will be offset by increased enrollment at remaining sites, acquisitions and other impacts.

Financial Review              The Procter & Gamble Company and Subsidiaries  25


Accelerated depreciation relates to long-lived assets that will be taken out of service prior to the end of their normal service period due to manufacturing consolidations, technology standardization, plant closures or strategic choices to discontinue initiatives. The Company has shortened the estimated useful lives of such assets, resulting in incremental depreciation expense. For segment and management reporting purposes, normal depreciation expense is reported by the business segments, with the incremental accelerated depreciation reported in the corporate segment. Accelerated depreciation and write-downs are charged to cost of products sold for manufacturing assets and marketing, research, administrative and other expense for all other assets.

Asset write-downs relate to establishment of new fair-value bases for assets held for sale or disposal and for assets whose future cash flow expectations have declined significantly as a direct result of restructuring decisions. Assets held for sale or disposal represent excess capacity that is in the process of being removed from service as well as businesses held for sale within the next 12 months. Such assets are written down to the net amount expected to be realized upon sale or disposal. Assets continuing in operation, but whose nominal cash flows are no longer sufficient to recover existing book values, are written down to estimated fair value, generally determined by reference to discounted expected future cash flows. Write-downs of assets that will continue to be used were approximately $45 million before tax ($33 million after tax) in 2002, $160 million before tax ($133 million after tax) in 2001 and $0 in 2000. Asset write-downs are not expected to significantly impact future annual depreciation expense.

Other contains charges incurred as a direct result of restructuring decisions including relocation, training, discontinuation of initiatives and the establishment of global business services and the new legal and organization structure. These costs are charged to the applicable income statement line item based on the underlying nature of the charge.

Most restructuring accruals are classified as current liabilities. Reserve balances were $245 million, $460 million and $88 million at June 30, 2002, 2001 and 2000, respectively. During the current year, approximately 60% of restructuring charges were cash compared to 40% in 2001 and 55% in 2000. Going forward, approximately 60% of future charges are expected to be cash - primarily separations.

Savings from the restructuring program are difficult to estimate, given the nature of the activities, the corollary benefits achieved, timing and the degree of reinvestment. Overall, the program is expected to deliver nearly $2 billion in after tax annual savings by fiscal 2004. Estimated incremental savings were $700 million in 2002, $235 million in 2001 and $65 million in 2000. Incremental savings in 2003 are estimated to be approximately $400 to $500 million after tax.

FORWARD-LOOKING STATEMENTS

The Company has made and will make certain forward-looking statements in the Annual Report and in other contexts relating to volume growth, increases in market shares, financial goals and cost reduction, among others.

These forward-looking statements are based on assumptions and estimates regarding competitive activity, pricing, product introductions, economic conditions, technological innovation, currency movements, governmental action and the development of certain markets. Among the key factors necessary to achieve the Company's goals are: (1) the successful integration of the Company's new organization structure, including achievement of expected cost and tax savings; (2) the ability to achieve business plans, including growing volume profitably, despite high levels of competitive activity, especially with respect to the product categories and geographical markets in which the Company has chosen to focus; (3) the ability to maintain key customer relationships; (4) the achievement of growth in significant developing markets such as China, Turkey, Mexico, the Southern Cone of Latin America, the countries of Central and Eastern Europe and the countries of Southeast Asia; (5) the ability to successfully manage regulatory, tax and legal matters, including resolution of pending matters within current estimates; (6) the successful and timely execution of planned brand divestitures; (7) the ability to successfully implement, achieve and sustain cost improvement plans in manufacturing and overhead areas; (8) the ability to successfully manage currency (including currency issues in Latin America), interest rate and certain commodity cost exposures; and (9) the ability to manage the continued political and/or economic uncertainty in Latin America and the Middle East, as well as any political and/or economic uncertainty due to terrorist activities. If the Company's assumptions and estimates are incorrect or do not come to fruition, or if the Company does not achieve all of these key factors, then the Company's actual performance could vary materially from the forward-looking statements made herein.

26 The Procter & Gamble Company and Subsidiaries

INDEPENDENT AUDITORS' REPORT

[DELOITTE & TOUCHE LOGO]

To the Board of Directors and Shareholders of The Procter & Gamble Company:

We have audited the accompanying consolidated balance sheet of The Procter & Gamble Company and subsidiaries as of June 30, 2002 and 2001 and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the three years in the period ended June 30, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at June 30, 2002 and 2001 and the results of its operations and cash flows for each of the three years in the period ended June 30, 2002, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche
250 East Fifth Street
Cincinnati, Ohio 45202                                          August 5, 2002

                              The Procter & Gamble Company and Subsidiaries  27




CONSOLIDATED STATEMENT OF EARNINGS

Amounts in millions except per share amounts                  Years Ended June 30
                                                        ---------------------------
                                                           2002      2001      2000
-----------------------------------------------------------------------------------
NET SALES                                               $40,238   $39,244   $39,951
-----------------------------------------------------------------------------------
Cost of products sold                                    20,989    22,102    21,514
-----------------------------------------------------------------------------------
Marketing, research, administrative and other expense    12,571    12,406    12,483
-----------------------------------------------------------------------------------
OPERATING INCOME                                          6,678     4,736     5,954
-----------------------------------------------------------------------------------
Interest expense                                            603       794       722
-----------------------------------------------------------------------------------
Other non-operating income, net                             308       674       304
-----------------------------------------------------------------------------------
EARNINGS BEFORE INCOME TAXES                              6,383     4,616     5,536
-----------------------------------------------------------------------------------
Income taxes                                              2,031     1,694     1,994
-----------------------------------------------------------------------------------
NET EARNINGS                                             $4,352    $2,922    $3,542
-----------------------------------------------------------------------------------


BASIC NET EARNINGS PER COMMON SHARE                       $3.26     $2.15     $2.61
-----------------------------------------------------------------------------------
DILUTED NET EARNINGS PER COMMON SHARE                     $3.09     $2.07     $2.47
-----------------------------------------------------------------------------------
DIVIDENDS PER COMMON SHARE                                $1.52     $1.40     $1.28
-----------------------------------------------------------------------------------




See accompanying Notes to Consolidated Financial Statements

28  The Procter & Gamble Company and Subsidiaries

CONSOLIDATED BALANCE SHEET

Amounts in millions                                     June 30
                                                  ------------------
                                                    2002        2001
--------------------------------------------------------------------
ASSETS
--------------------------------------------------------------------
CURRENT ASSETS
Cash and cash equivalents                         $3,427      $2,306
--------------------------------------------------------------------
Investment securities                                196         212
--------------------------------------------------------------------
Accounts receivable                                3,090       2,931
--------------------------------------------------------------------
INVENTORIES
  Materials and supplies                           1,031       1,096
--------------------------------------------------------------------
  Work in process                                    323         373
--------------------------------------------------------------------
  Finished goods                                   2,102       1,915
--------------------------------------------------------------------
TOTAL INVENTORIES                                  3,456       3,384
Deferred income taxes                                521         397
--------------------------------------------------------------------
Prepaid expenses and other receivables             1,476       1,659
--------------------------------------------------------------------
TOTAL CURRENT ASSETS                              12,166      10,889


PROPERTY, PLANT AND EQUIPMENT
  Buildings                                        4,532       4,148
--------------------------------------------------------------------
  Machinery and equipment                         17,963      18,165
--------------------------------------------------------------------
  Land                                               575         508
--------------------------------------------------------------------
                                                  23,070      22,821
--------------------------------------------------------------------
  Accumulated depreciation                        (9,721)     (9,726)
--------------------------------------------------------------------
NET PROPERTY, PLANT AND EQUIPMENT                 13,349      13,095


GOODWILL AND OTHER INTANGIBLE ASSETS
  Goodwill                                        10,966       7,429
--------------------------------------------------------------------
  Trademarks and other intangible assets, net      2,464         871
--------------------------------------------------------------------
NET GOODWILL AND OTHER INTANGIBLE ASSETS          13,430       8,300

OTHER NON-CURRENT ASSETS                           1,831       2,103
--------------------------------------------------------------------
TOTAL ASSETS                                     $40,776     $34,387
--------------------------------------------------------------------




See accompanying Notes to Consolidated Financial Statements

                              The Procter & Gamble Company and Subsidiaries  29


CONSOLIDATED BALANCE SHEET

Amounts in millions                                               June 30
                                                             ----------------
                                                               2002      2001
-----------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
-----------------------------------------------------------------------------
CURRENT LIABILITIES
Accounts payable                                             $2,205    $2,075
-----------------------------------------------------------------------------
Accrued and other liabilities                                 5,330     4,631
-----------------------------------------------------------------------------
Taxes payable                                                 1,438       907
-----------------------------------------------------------------------------
Debt due within one year                                      3,731     2,233
-----------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                    12,704     9,846
-----------------------------------------------------------------------------


LONG-TERM DEBT                                               11,201     9,792
-----------------------------------------------------------------------------
DEFERRED INCOME TAXES                                         1,077       894
-----------------------------------------------------------------------------
OTHER NON-CURRENT LIABILITIES                                 2,088     1,845
-----------------------------------------------------------------------------
TOTAL LIABILITIES                                            27,070    22,377
-----------------------------------------------------------------------------


SHAREHOLDERS' EQUITY
Convertible Class A preferred stock, stated value $1 per
 share (600 shares authorized)                                1,634     1,701
-----------------------------------------------------------------------------
Non-Voting Class B preferred stock,
 stated value $1 per share
 (200 shares authorized)                                       --        --
-----------------------------------------------------------------------------
Common stock, stated value $1 per share
 (5,000 shares authorized; shares outstanding:
 2002 - 1,300.8, 2001 - 1,295.7)                              1,301     1,296
-----------------------------------------------------------------------------
Additional paid-in capital                                    2,490     2,057
-----------------------------------------------------------------------------
Reserve for ESOP debt retirement                             (1,339)   (1,375)
-----------------------------------------------------------------------------
Accumulated other comprehensive income                       (2,360)   (2,120)
-----------------------------------------------------------------------------
Retained earnings                                            11,980    10,451
-----------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                                   13,706    12,010
-----------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                  $40,776   $34,387
-----------------------------------------------------------------------------


See accompanying Notes to Consolidated Financial Statements

30  The Procter & Gamble Company and Subsidiaries

                                  Consolidated Statement of Shareholders' Equity



                                                                                               Accumulated
Dollars in millions/                   Common                      Additional   Reserve for           Other
Shares in thousands                    Shares    Common Preferred     Paid-In     ESOP Debt   Comprehensive Retained
                                  Outstanding     Stock     Stock     Capital    Retirement          Income Earnings     Total
---------------------------------------------  -------------------------------------------------------------------------------
BALANCE JUNE 30, 1999               1,319,754    $1,320    $1,781      $1,337       $(1,552)        $(1,606) $10,778   $12,058
---------------------------------------------  -------------------------------------------------------------------------------
Net earnings                                                                                                   3,542     3,542
---------------------------------------------  -------------------------------------------------------------------------------
Other comprehensive income:
---------------------------------------------  -------------------------------------------------------------------------------
   Financial statement translation                                                                     (449)              (449)
---------------------------------------------  -------------------------------------------------------------------------------
   Net investment hedges,
      net of $88 tax                                                                                    150                150
---------------------------------------------  -------------------------------------------------------------------------------
   Other, net of tax                                                                                     63                 63
---------------------------------------------  -------------------------------------------------------------------------------
   Total comprehensive income
---------------------------------------------  -------------------------------------------------------------------------------
Dividends to shareholders:
---------------------------------------------  -------------------------------------------------------------------------------
   Common                                                                                                     (1,681)   (1,681)
---------------------------------------------  -------------------------------------------------------------------------------
   Preferred, net of tax benefit                                                                                (115)     (115)
---------------------------------------------  -------------------------------------------------------------------------------
Treasury purchases                    (24,296)      (24)                   72(1)                              (1,814)   (1,766)
---------------------------------------------  -------------------------------------------------------------------------------
Employee plan issuances                 7,592         7                   344                                              351
---------------------------------------------  -------------------------------------------------------------------------------
Preferred stock conversions             2,817         3       (44)         41                                               --
---------------------------------------------  -------------------------------------------------------------------------------
ESOP debt guarantee reduction                                                           134                                134
---------------------------------------------  -------------------------------------------------------------------------------
BALANCE JUNE 30, 2000               1,305,867     1,306     1,737       1,794        (1,418)         (1,842)  10,710    12,287
---------------------------------------------  -------------------------------------------------------------------------------
Net earnings                                                                                                   2,922     2,922
---------------------------------------------  -------------------------------------------------------------------------------
Other comprehensive income:
---------------------------------------------  -------------------------------------------------------------------------------
   Financial statement translation                                                                     (715)              (715)
---------------------------------------------  -------------------------------------------------------------------------------
   Net investment hedges,
      net of $276 tax                                                                                   460                460
---------------------------------------------  -------------------------------------------------------------------------------
   Other, net of tax benefit                                                                            (23)               (23)
---------------------------------------------  -------------------------------------------------------------------------------
   Total comprehensive income
---------------------------------------------  -------------------------------------------------------------------------------
Dividends to shareholders:
---------------------------------------------  -------------------------------------------------------------------------------
   Common                                                                                                     (1,822)   (1,822)
---------------------------------------------  -------------------------------------------------------------------------------
   Preferred, net of tax benefit                                                                                (121)     (121)
---------------------------------------------  -------------------------------------------------------------------------------
Treasury purchases                    (18,238)      (18)                    6(1)                              (1,238)   (1,250)
---------------------------------------------  -------------------------------------------------------------------------------
Employee plan issuances                 5,924         6                   223                                    229
---------------------------------------------  -------------------------------------------------------------------------------
Preferred stock conversions             2,185         2       (36)         34                                     --
---------------------------------------------  -------------------------------------------------------------------------------
ESOP debt guarantee reduction                                                            43                       43
---------------------------------------------  -------------------------------------------------------------------------------
BALANCE JUNE 30, 2001               1,295,738     1,296     1,701       2,057        (1,375)         (2,120)  10,451    12,010
---------------------------------------------  -------------------------------------------------------------------------------
Net earnings                                                                                                   4,352     4,352
---------------------------------------------  -------------------------------------------------------------------------------
Other comprehensive income:
---------------------------------------------  -------------------------------------------------------------------------------
   Financial statement translation                                                                      263                263
---------------------------------------------  -------------------------------------------------------------------------------
   Net investment hedges,
      net of $238 tax benefit                                                                          (397)              (397)
---------------------------------------------  -------------------------------------------------------------------------------
   Other, net of tax benefit                                                                           (106)              (106)
---------------------------------------------  -------------------------------------------------------------------------------
   Total comprehensive income
---------------------------------------------  -------------------------------------------------------------------------------
Dividends to shareholders:
---------------------------------------------  -------------------------------------------------------------------------------
   Common                                                                                                     (1,971)   (1,971)
---------------------------------------------  -------------------------------------------------------------------------------
   Preferred, net of tax benefit                                                                                (124)     (124)
---------------------------------------------  -------------------------------------------------------------------------------
   Spin-off of Jif and Crisco                                                                                   (150)     (150)
---------------------------------------------  -------------------------------------------------------------------------------
Treasury purchases                     (7,681)       (8)                   18(1)                                (578)     (568)
---------------------------------------------  -------------------------------------------------------------------------------
Employee plan issuances                 8,323         9                   352                                              361
---------------------------------------------  -------------------------------------------------------------------------------
Preferred stock conversions             4,390         4       (67)         63                                               --
---------------------------------------------  -------------------------------------------------------------------------------
ESOP debt guarantee reduction                                                            36                                 36
---------------------------------------------  -------------------------------------------------------------------------------
BALANCE JUNE 30, 2002               1,300,770    $1,301    $1,634      $2,490       $(1,339)        $(2,360) $11,980   $13,706
---------------------------------------------  -------------------------------------------------------------------------------











Dollars in millions/                  Total
Shares in thousands           Comprehensive
                                     Income
---------------------------------  --------
BALANCE JUNE 30, 1999
---------------------------------  --------
Net earnings                         $3,542
---------------------------------  --------
Other comprehensive income:
---------------------------------  --------
   Financial statement translation     (449)
---------------------------------  --------
   Net investment hedges,
      net of $88 tax                    150
---------------------------------  --------
   Other, net of tax                     63
---------------------------------  --------
   Total comprehensive income        $3,306
---------------------------------  --------
Dividends to shareholders:
   Common
   Preferred, net of tax benefit
Treasury purchases
Employee plan issuances
Preferred stock conversions
ESOP debt guarantee reduction
BALANCE JUNE 30, 2000
---------------------------------  --------
Net earnings                         $2,922
---------------------------------  --------
Other comprehensive income:
---------------------------------  --------
   Financial statement translation     (715)
---------------------------------  --------
   Net investment hedges,
      net of $276 tax                   460
---------------------------------  --------
   Other, net of tax benefit            (23)
---------------------------------  --------
   Total comprehensive income        $2,644
---------------------------------  --------
Dividends to shareholders:
   Common
   Preferred, net of tax benefit
Treasury purchases
Employee plan issuances
Preferred stock conversions
ESOP debt guarantee reduction

BALANCE JUNE 30, 2001
---------------------------------  --------
Net earnings                         $4,352
---------------------------------  --------
Other comprehensive income:
---------------------------------  --------
   Financial statement translation      263
---------------------------------  --------
   Net investment hedges,
      net of $238 tax benefit          (397)
---------------------------------  --------
   Other, net of tax benefit           (106)
---------------------------------  --------
   Total comprehensive income        $4,112
---------------------------------  --------


(1)    Premium on equity put options.

See accompanying Notes to Consolidated Financial Statements

                                The Procter & Gamble Company and Subsidiaries 31

CONSOLIDATED STATEMENT OF CASH FLOWS

Amounts in millions                                                        Years Ended June 30
                                                                ----------------------------------------
                                                                  2002            2001              2000
--------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                    $2,306          $1,415            $2,294
--------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
--------------------------------------------------------------------------------------------------------
Net earnings                                                     4,352           2,922             3,542
--------------------------------------------------------------------------------------------------------
Depreciation and amortization                                    1,693           2,271             2,191
--------------------------------------------------------------------------------------------------------
Deferred income taxes                                              389            (102)              463
--------------------------------------------------------------------------------------------------------
Change in accounts receivable                                       96            (122)               64
--------------------------------------------------------------------------------------------------------
Change in inventories                                              159             (67)             (176)
--------------------------------------------------------------------------------------------------------
Change in accounts payable, accrued and other liabilities          684             801              (883)
--------------------------------------------------------------------------------------------------------
Change in other operating assets and liabilities                   (98)             57              (404)
--------------------------------------------------------------------------------------------------------
Other                                                              467              44              (122)
--------------------------------------------------------------------------------------------------------
TOTAL OPERATING ACTIVITIES                                       7,742           5,804             4,675
--------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
--------------------------------------------------------------------------------------------------------
Capital expenditures                                            (1,679)         (2,486)           (3,018)
--------------------------------------------------------------------------------------------------------
Proceeds from asset sales                                          227             788               419
--------------------------------------------------------------------------------------------------------
Acquisitions                                                    (5,471)           (138)           (2,967)
--------------------------------------------------------------------------------------------------------
Change in investment securities                                     88              (7)              221
--------------------------------------------------------------------------------------------------------
TOTAL INVESTING ACTIVITIES                                      (6,835)         (1,843)           (5,345)
--------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
--------------------------------------------------------------------------------------------------------
Dividends to shareholders                                       (2,095)         (1,943)           (1,796)
--------------------------------------------------------------------------------------------------------
Change in short-term debt                                        1,394          (1,092)              243
--------------------------------------------------------------------------------------------------------
Additions to long-term debt                                      1,690           1,356             4,196
--------------------------------------------------------------------------------------------------------
Reductions of long-term debt                                      (461)           (226)           (1,409)
--------------------------------------------------------------------------------------------------------
Proceeds from the exercise of stock options                        237             141               336
--------------------------------------------------------------------------------------------------------
Treasury purchases                                                (568)         (1,250)           (1,766)
--------------------------------------------------------------------------------------------------------
TOTAL FINANCING ACTIVITIES                                         197          (3,014)             (196)
--------------------------------------------------------------------------------------------------------
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS        17             (56)              (13)
--------------------------------------------------------------------------------------------------------
CHANGE IN CASH AND CASH EQUIVALENTS                              1,121             891              (879)
--------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF YEAR                          $3,427          $2,306            $1,415
--------------------------------------------------------------------------------------------------------

SUPPLEMENTAL DISCLOSURE
--------------------------------------------------------------------------------------------------------
Cash payments for:
--------------------------------------------------------------------------------------------------------
  Interest                                                        $629            $735              $700
--------------------------------------------------------------------------------------------------------
  Income taxes                                                     941           1,701             1,712
--------------------------------------------------------------------------------------------------------
Non-cash spin-off of Jif and Crisco                                150            --                --
--------------------------------------------------------------------------------------------------------
Liabilities assumed in acquisitions                                571             108               236
--------------------------------------------------------------------------------------------------------


See accompanying Notes to Consolidated Financial Statements

32  The Procter & Gamble Company and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation: The consolidated financial statements include The Procter & Gamble Company and its controlled subsidiaries (the Company). Intercompany transactions are eliminated in consolidation. Investments in companies over which the Company exerts significant influence, but does not control the financial and operating decisions, are accounted for using the equity method. These investments are managed as integral parts of the Company's business units, and segment reporting reflects such investments as consolidated subsidiaries with applicable adjustments to comply with U.S. GAAP in the corporate segment.

Use of Estimates: Preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying disclosures. These estimates are based on management's best knowledge of current events and actions the Company may undertake in the future. Actual results may ultimately differ from estimates, although management does not believe such changes will materially affect the financial statements in any individual year.

New Pronouncements: On July 1, 2001, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets."

SFAS No. 141 applies to all business combinations with a closing date after June 30, 2001. This Statement eliminates the pooling-of-interests method of accounting and further clarifies the criteria for recognition of intangible assets separately from goodwill.

SFAS No. 142 eliminates the amortization of goodwill and indefinite-lived intangible assets and initiates an annual review for impairment. Identifiable intangible assets with determinable useful lives will continue to be amortized. Beginning July 1, 2001, the Company ceased amortizing goodwill and indefinite-lived intangible assets. At that time, management performed an impairment test of existing goodwill and concluded there was no goodwill impairment.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which addresses the financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which addresses the financial accounting and reporting for the impairment or disposal of long-lived assets. The Company will adopt both SFAS No. 143 and SFAS No. 144 on July 1, 2002, and does not expect these Statements to materially impact the Company's financial statements.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This pronouncement is effective for exit or disposal activities that are initiated after December 31, 2002, and requires these costs to be recognized when the liability is incurred and not at project initiation. The Company is reviewing the provisions of this Statement, but does not expect it to have a material impact on the financial statements.

Revenue Recognition: Sales are recognized when revenue is realized or realizable and has been earned. Most revenue transactions represent sales of inventory. In general, revenue is recognized when risk and title to the product transfers to the customer. A provision for discounts and other allowances is taken as a reduction in sales within the same period the revenue is recognized.

Currency Translation: Financial statements of subsidiaries outside the U.S. generally are measured using the local currency as the functional currency. Adjustments to translate those statements into U.S. dollars at the balance sheet date are recorded in other comprehensive income. For subsidiaries operating in highly inflationary economies, the U.S. dollar is the functional currency. Remeasurement adjustments for highly inflationary economies and other transactional exchange gains and losses are reflected in earnings.

Cash Equivalents: Highly liquid investments with maturities of three months or less when purchased are considered cash equivalents and recorded at cost, which approximates fair value.

Investment Securities: Investment securities consist of short-term readily marketable instruments that mature within one year. These securities are reported at fair value and classified as available for sale, with unrealized gains or losses recorded net of tax in other comprehensive income.

Inventory Valuation: Inventories are valued at cost, which is not in excess of current market prices. Cost is primarily determined by either the average cost or the first-in, first-out method, with minor amounts maintained on the last-in, first-out method. The replacement cost of last-in, first-out inventories exceeded carrying value by approximately $27 and $55 at June 30, 2002 and 2001, respectively.

Goodwill and Other Intangible Assets: The cost of intangible assets with determinable useful lives is amortized to reflect the pattern of economic benefits consumed, principally on a straight-line basis, over the estimated periods benefited, ranging from 5 to 40 years. Goodwill and

Millions of dollars except per share amounts

                                The Procter & Gamble Company and Subsidiaries 33



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

indefinite-lived intangibles are evaluated annually for impairment. Beginning in 2002, such determination of fair value is based on valuation models that incorporate expected future cash flows and profitability projections. Prior to 2002, goodwill was amortized over periods not exceeding 40 years.

Property, Plant and Equipment: Property, plant and equipment are recorded at cost reduced by accumulated depreciation. Depreciation expense is recognized over the assets' estimated useful lives using the straight-line method. Estimated useful lives are based on Company averages and range from 3 to 20 years for machinery and equipment and 40 years for buildings. Estimated useful lives are periodically reviewed and, where appropriate, changes are made prospectively.

Fair Values of Financial Instruments: Fair values of cash equivalents, short- and long-term investments and short-term debt approximate cost. The estimated fair values of other financial instruments, including debt, equity and risk management instruments, have been determined using market information and valuation methodologies, primarily discounted cash flow analysis. These estimates require considerable judgment in interpreting market data, and changes in assumptions or estimation methods could significantly affect the fair value estimates.

Reclassifications: Certain reclassifications of prior years' amounts have been made to conform to the current year presentation.

NOTE 2 RESTRUCTURING PROGRAM

In 1999, concurrent with a reorganization of its operations into product-based global business units, the Company initiated a multi-year restructuring program. The program is designed to accelerate growth and deliver cost reductions by streamlining management decision- making, manufacturing and other work processes and discontinuing under-performing businesses and initiatives. Technology improvements as well as standardization of manufacturing and other work processes allow the Company to streamline operations, resulting in the consolidation of manufacturing activity and various business processes.

Costs to be incurred include separation related costs, asset write-downs, accelerated depreciation and other costs directly related to the restructuring effort.

Due to the nature of the charges and the duration of the program, estimates of the timing and amount of costs and savings require significant judgment and may change over time. Based on current estimates, the overall program is expected to result in total charges of $5.6 billion ($4.4 billion after tax) over the six-year period that began in 1999. Through 2002, cumulative charges are $4.1 billion ($3.3 billion after tax). Under current accounting rules, many restructuring charges may not be recognized at project initiation, but rather are charged to expense as established criteria for recognition are met. This accounting yields ongoing charges over the entire restructuring period, rather than a large reserve at initiation.

Before-tax restructuring activity was as follows:

                                          Asset    Accelerated
                    Separations     Write-Downs    Depreciation              Other            Total
---------------------------------------------------------------------------------------------------
Reserve balance
June 30, 1999               $35          $  --            $  --                 $9              $44
---------------------------------------------------------------------------------------------------
2000:
---------------------------------------------------------------------------------------------------
Charges                     153               64              386              211              814
---------------------------------------------------------------------------------------------------
Cash spent                 (100)            --               --               (220)            (320)
---------------------------------------------------------------------------------------------------
Charged against
assets                     --                (64)            (386)            --               (450)
---------------------------------------------------------------------------------------------------
Reserve balance
June 30, 2000                88             --               --               --                 88
---------------------------------------------------------------------------------------------------
2001:
---------------------------------------------------------------------------------------------------
Charges                     341              731              276              502            1,850
---------------------------------------------------------------------------------------------------
Cash spent                 (186)            --               --               (199)            (385)
---------------------------------------------------------------------------------------------------
Charged against
assets                     --               (731)            (276)             (86)          (1,093)
---------------------------------------------------------------------------------------------------
Reserve balance
June 30, 2001               243             --               --                217              460
---------------------------------------------------------------------------------------------------
2002:
---------------------------------------------------------------------------------------------------
CHARGES                     393              208              135              222              958
---------------------------------------------------------------------------------------------------
CASH SPENT                 (477)            --               --               (336)            (813)
---------------------------------------------------------------------------------------------------
 CHARGED AGAINST
 ASSETS                    --               (208)            (135)             (17)            (360)
---------------------------------------------------------------------------------------------------
RESERVE BALANCE
 JUNE 30, 2002              159             --               --                 86              245
---------------------------------------------------------------------------------------------------

Charges for the program are reflected in the corporate segment.

Separation Costs

Employee separation charges relate to severance packages for approximately 7,400 people in 2002, 6000 people in 2001, 2800 people in 2000 and 400 people in 1999. The packages are predominantly voluntary and are formula driven based on salary levels and past service. Severance costs related to voluntary separations are charged to earnings when the employee accepts the offer. The current and planned separations span the entire organization, including manufacturing, selling, research and administrative positions.

                                    Millions of dollars except per share amounts

34 The Procter & Gamble Company and Subsidiaries

                                      Notes to Consolidated Financial Statements

Asset Write-Downs

Asset write-downs relate to the establishment of new carrying values for assets held for sale or disposal. These assets represent excess capacity in the process of being removed from service or disposed as well as businesses held for sale in the next 12 months. These assets were written down to the amounts expected to be realized upon sale or disposal, less minor disposal costs.

Additionally, asset write-downs include certain manufacturing assets that are expected to operate at levels significantly below their planned capacity, primarily capital expansions related to recent initiatives that have not met expectations. The projected cash flows from such assets over their remaining useful lives are no longer estimated to be greater than their current carrying values; therefore, they were written down to estimated fair value, generally determined by reference to discounted expected future cash flows. Such before-tax charges represented approximately $45 in 2002, $160 in 2001 and $0 in 2000.

Accelerated Depreciation

Charges for accelerated depreciation relate to long-lived assets that will be taken out of service prior to the end of their normal service period due to manufacturing consolidations, technology standardization, plant closures or strategic choices to discontinue initiatives. The Company has shortened the estimated useful lives of such assets, resulting in incremental depreciation expense.

Other Restructuring Charges

Other costs incurred as a direct result of the program include relocation, training, certain costs associated with discontinuation of initiatives and the establishment of global business services and the new legal and organization structure.

NOTE 3 ACQUISITIONS AND SPIN-OFF

Acquisitions

The purchase method of accounting was used for acquisitions in all periods presented. In 2002, acquisitions totaled $5.5 billion, resulting in additions to goodwill of $3.6 billion and other intangible assets of $1.7 billion (see Note
4). These acquisitions consisted primarily of Clairol along with an incremental payment for Dr. John's Spinbrush.

On November 16, 2001, the Company completed the acquisition of the Clairol business from the Bristol-Myers Squibb Company for approximately $5.0 billion in cash, financed primarily with debt. Total cash paid includes final purchase price adjustments based on a working capital formula. The Clairol business consists of hair care, hair colorants and personal care products, giving the Company entry into the hair colorant market, while providing potential for significant synergies. The operating results of the Clairol business are reported in the Company's beauty care segment from November 16, 2001.

The following table provides pro forma results of operations for the years ended June 30, 2002, 2001 and 2000, as if Clairol had been acquired as of the beginning of each fiscal year presented. The pro forma results include adjustments for estimated interest expense on acquisition debt and amortization of intangible assets, excluding goodwill and indefinite-lived intangibles. However, pro forma results do not include any anticipated cost savings or other effects of the planned integration of Clairol. Accordingly, such amounts are not necessarily indicative of the results that would have occurred if the acquisition had closed on the dates indicated, or that may result in the future.

Pro forma results                           Years Ended June 30
                                        ---------------------------
                                           2002      2001      2000
-------------------------------------------------------------------
Net sales                               $40,780   $40,801   $41,488
-------------------------------------------------------------------
Net earnings                              4,406     2,927     3,517
-------------------------------------------------------------------
Diluted net earnings per common share     $3.13     $2.07     $2.45
-------------------------------------------------------------------

The initial purchase price allocation of the Clairol business resulted in the following condensed balance sheet of assets acquired and liabilities assumed. It is anticipated that there will be changes to the initial allocation as fair values are finalized next quarter, but the Company does not expect these changes to have a material impact on the results of operations or financial condition of the Company in future periods.

                               Opening Balance
----------------------------------------------
Current assets                            $487
----------------------------------------------
Property, plant and equipment              184
----------------------------------------------
Intangible assets                        1,533
----------------------------------------------
Goodwill (1)                             3,300
----------------------------------------------
Other non-current assets                    18
----------------------------------------------
  Total assets acquired                  5,522
----------------------------------------------

Current liabilities                        450
----------------------------------------------
Non-current liabilities                     47
----------------------------------------------
  Total liabilities assumed                497
----------------------------------------------
Net assets acquired                      5,025
----------------------------------------------

(1)Approximately $2.6 billion is expected to be deductible for tax purposes.

The Clairol acquisition resulted in $1,533 in total intangible assets acquired with $1,220 allocated to trademarks with indefinite lives. The remaining $313 of acquired intangibles have determinable useful lives and were assigned to trademarks of $128, patents and technology of $146 and other intangible assets of $39. Total intangible assets acquired with determinable lives have a weighted average useful life of 9 years (11 years for trademarks, 9 years for patents and technology and 5 years for other intangible assets).



Millions of dollars except per share amounts

Notes to Consolidated Financial Statements

                                The Procter & Gamble Company and Subsidiaries 35

During 2002, the Company completed a buyout of the purchase price contingency associated with the prior acquisition of Dr. John's Spin-brush. The total adjusted purchase price is approximately $475, with the incremental payment resulting in additional goodwill.

In 2001, acquisitions totaled $246 resulting in additions to goodwill and other intangibles of $208. In 2000, acquisitions consisted of The Iams Company and Affiliates, Recovery Engineering, Inc. and a joint venture ownership increase in China. These acquisitions totaled $2,967, resulting in additions to goodwill and other intangibles of $2,508.

Spin-off

On May 31, 2002, the Jif peanut butter and Crisco shortening brands were spun off to the Company's shareholders, and subsequently merged into The J.M. Smucker Company (Smucker). The Company's shareholders received one new common Smucker share for every 50 shares held in the Company, totaling 26 million shares, or approximately $900 in market value. This transaction was not included in the results of operations, since a spin-off to the Company's shareholders is recorded at net book value, or $150, in a manner similar to dividends.

NOTE 4 GOODWILL AND INTANGIBLE ASSETS

The change in the net carrying amount of goodwill for the year ended June 30, 2002 is allocated by reportable business segment as follows:


                                                      2002
----------------------------------------------------------
FABRIC & HOME CARE, beginning of year                 $457
----------------------------------------------------------
  Translation & other                                   (6)
----------------------------------------------------------
 End of year                                           451
----------------------------------------------------------
BABY, FEMININE & FAMILY CARE, beginning of year      2,806
----------------------------------------------------------
  Translation & other                                 (163)
----------------------------------------------------------
 End of year                                         2,643
----------------------------------------------------------
BEAUTY CARE, beginning of year                       1,344
----------------------------------------------------------
  Acquisitions                                       3,330
----------------------------------------------------------
  Translation & other                                   55
----------------------------------------------------------
 End of year                                         4,729
----------------------------------------------------------
HEALTH CARE, beginning of year                       2,544
----------------------------------------------------------
  Acquisitions                                         284
----------------------------------------------------------
  Translation & other                                   38
----------------------------------------------------------
  End of year                                        2,866
----------------------------------------------------------
FOOD & BEVERAGE, beginning of year                     278
----------------------------------------------------------
  Translation & other                                   (1)
----------------------------------------------------------
 End of year                                           277
----------------------------------------------------------
GOODWILL, NET, beginning of year                     7,429
----------------------------------------------------------
  Acquisitions                                       3,614
----------------------------------------------------------
  Translation & other                                  (77)
----------------------------------------------------------
 End of year                                        10,966
----------------------------------------------------------



Goodwill increased in beauty care primarily due to the Clairol acquisition. The increase in goodwill in health care related to the buyout of the purchase price contingency for Dr. John's Spinbrush.

Identifiable intangible assets as of June 30, 2002 and 2001 are comprised of:

                               June 30, 2002              June 30, 2001
                        ------------------------------------------------------
                           Gross                      Gross
                        Carrying   Accumulated     Carrying       Accumulated
                          Amount  Amortization       Amount      Amortization
------------------------------------------------------------------------------
Intangible Assets with
 Determinable Lives

 Trademarks                 $457           $48        $155                $27
------------------------------------------------------------------------------
 Patents and technology      494           160         333                 78
------------------------------------------------------------------------------
 Other                       385           173         385                186
------------------------------------------------------------------------------
                           1,336           381         873                291
------------------------------------------------------------------------------
Trademarks with
 Indefinite Lives          1,678           169         458                169
------------------------------------------------------------------------------
                           3,014           550       1,331                460
------------------------------------------------------------------------------

The amortization of intangible assets for the years ended June 30, 2002, 2001 and 2000 was $97, $80 and $77, respectively. Estimated amortization expense over the next five years is as follows: 2003-$85, 2004-$85, 2005-$80, 2006-$80 and
2007-$50. Such estimates do not reflect the impact of future foreign exchange rate changes.

The following table provides pro forma disclosure of net earnings and earnings per common share for the years ended June 30, 2001 and 2000, as if goodwill and indefinite-lived intangible assets had not been amortized.

Pro forma results                                   Years Ended June 30
-----------------------------------------------------------------------
                                                      2001        2000
----------------------------------------------------------------------
Net earnings                                        $2,922      $3,542
----------------------------------------------------------------------
Amortization, net of tax (1)                           218         212
----------------------------------------------------------------------
Adjusted net earnings                                3,140       3,754
----------------------------------------------------------------------

Basic net earnings per common share                  $2.15       $2.61
----------------------------------------------------------------------
Amortization, net of tax (1)                          0.15        0.16
----------------------------------------------------------------------
Adjusted basic net earnings per common share          2.30        2.77
----------------------------------------------------------------------

Diluted net earnings per common share                 2.07        2.47
----------------------------------------------------------------------
Amortization, net of tax (1)                          0.15        0.15
----------------------------------------------------------------------
Adjusted diluted net earnings per common share        2.22        2.62
----------------------------------------------------------------------


(1)  Amortization of goodwill and indefinite-lived intangible assets.

                                    Millions of dollars except per share amounts

36 The Procter & Gamble Company and Subsidiaries
                                      Notes to Consolidated Financial Statements

NOTE 5 SUPPLEMENTAL FINANCIAL INFORMATION

Selected components of current and non-current liabilities were as follows:

                                             June 30
                                        ---------------
                                          2002     2001
-------------------------------------------------------
ACCRUED AND OTHER CURRENT LIABILITIES
Marketing expenses                      $1,658   $1,271
-------------------------------------------------------
Compensation expenses                      771      576
-------------------------------------------------------
Restructuring reserves                     245      460
-------------------------------------------------------
Other                                    2,656    2,324
-------------------------------------------------------
                                         5,330    4,631
-------------------------------------------------------

OTHER NON-CURRENT LIABILITIES
Other postretirement benefits             $344     $534
-------------------------------------------------------
Pension benefits                         1,158      925
-------------------------------------------------------
Other                                      586      386
-------------------------------------------------------
                                         2,088    1,845
-------------------------------------------------------

Selected Operating Expenses

Research and development costs are charged to earnings as incurred and were $1,601 in 2002, $1,769 in 2001 and $1,899 in 2000. Advertising costs are charged to earnings as incurred and were $3,773 in 2002, $3,612 in 2001 and $3,793 in 2000. Both of these are components of marketing, research, administrative and other expense.

NOTE 6 SHORT-TERM AND LONG-TERM DEBT

                                        June 30
                                    ---------------
                                      2002     2001
---------------------------------------------------
SHORT-TERM DEBT
USD commercial paper                $2,142     $675
---------------------------------------------------
Non-USD commercial paper               461      559
---------------------------------------------------
Current portion of long-term debt      618      414
---------------------------------------------------
Other                                  510      585
---------------------------------------------------
                                     3,731    2,233
---------------------------------------------------

The weighted average short-term interest rates were 2.9% and 5.3% as of June 30, 2002 and 2001, respectively.

                                            2002        2001
------------------------------------------------------------
LONG-TERM DEBT
  6.00% USD note due March, 2003            $500        $500
------------------------------------------------------------
  5.25% USD note due September, 2003         750         750
------------------------------------------------------------
  8.00% USD note due November, 2003          200         200
------------------------------------------------------------
  6.60% USD note due December, 2004        1,000       1,000
------------------------------------------------------------
  8.33% ESOP debentures due 2003-2004        212         306
------------------------------------------------------------
  4.00% USD note due April, 2005             400        --
------------------------------------------------------------
  5.75% EUR note due September, 2005       1,478       1,270
------------------------------------------------------------
  1.50% JPY note due December, 2005          459         441
------------------------------------------------------------
  4.75% USD note due June, 2007            1,000        --
------------------------------------------------------------
  6.13% USD note due May, 2008               500         500
------------------------------------------------------------
  6.88% USD note due September, 2009       1,000       1,000
------------------------------------------------------------
  2.00% JPY note due June, 2010              417         401
------------------------------------------------------------
  9.36% ESOP debentures due 2007-2021      1,000       1,000
------------------------------------------------------------
  8.00% USD note due September, 2024         200         200
------------------------------------------------------------
  6.45% USD note due January, 2026           300         300
------------------------------------------------------------
  6.25% GBP note due January, 2030           763         705
------------------------------------------------------------
  All other long-term debt                 1,640       1,633
------------------------------------------------------------
  Current portion of long-term debt         (618)       (414)
------------------------------------------------------------
                                          11,201       9,792
------------------------------------------------------------

Long-term weighted average interest rates were 4.0% and 5.0% as of June 30, 2002 and 2001, respectively, and include the effects of related interest rate swaps discussed in Note 7.

The fair value of the long-term debt was $11,673 and $10,164 at June 30, 2002 and 2001, respectively. Long-term debt maturities during the next five fiscal years are as follows: 2003-$618; 2004-$1,099; 2005-$1,475; 2006-$2,200 and
2007-$1,006.

NOTE 7 RISK MANAGEMENT ACTIVITIES

As a multinational company with diverse product offerings, the Company is exposed to market risks, such as changes in interest rates, currency exchange rates and commodity pricing. To manage the volatility related to these exposures, the Company evaluates exposures on a consolidated basis to take advantage of logical exposure netting. For the remaining exposures, the Company enters into various derivative transactions in accordance with the Company's policies in areas such as counterparty exposure and hedging practices. Effective July 1, 2000, such derivative transactions are accounted for under SFAS No. 133, " Accounting for Derivative Instruments and Hedging Activities," as amended and interpreted. The Company does not hold or issue derivative financial instruments for speculative trading purposes.

Millions of dollars except per share amounts

Notes to Consolidated Financial Statements
                                The Procter & Gamble Company and Subsidiaries 37

At inception, the Company formally designates and documents the financial instrument as a hedge of a specific underlying exposure. The Company formally assesses, both at inception and at least quarterly on an ongoing basis, whether the financial instruments used in hedging transactions are effective at offsetting changes in either the fair value or cash flows of the related underlying exposure. Fluctuations in the derivative value are generally offset by changes in the fair value or cash flows of the exposures being hedged. This offset is driven by the high degree of effectiveness between the exposure being hedged and the hedging instrument. Any ineffective portion of an instrument's change in fair value is immediately recognized in earnings.

Credit Risk

The Company has established strict counterparty credit guidelines and enters into transactions only with financial institutions of investment grade or better. Counterparty exposures are monitored daily and downgrades in credit rating are reviewed immediately. Credit risk arising from the inability of a counterparty to meet the terms of the Company's financial instrument contracts is generally limited to the amounts, if any, by which the counterparty's obligations exceed the obligations of the Company. It is the Company's policy to enter into financial contracts with a diverse group of creditworthy counterparties. Therefore, the Company does not expect to incur material credit losses on its risk management or other financial instruments.

Interest Rate Management

The Company's policy is to manage interest cost using a mix of fixed- and variable-rate debt. To manage this risk in a cost efficient manner, the Company enters into interest rate swaps in which the Company agrees to exchange, at specified intervals, the difference between fixed and variable interest amounts calculated by reference to an agreed-upon notional principal amount.

Interest rate swaps that meet specific conditions under SFAS No. 133 are accounted for as fair value hedges. Accordingly, the changes in the fair value of these agreements are immediately recorded in earnings. The mark-to-market values of both the fair value hedging instruments and the underlying debt obligations are recorded as equal and offsetting gains and losses in the interest expense component of the income statement. The fair value of the Company's interest rate swap agreements was approximately $231 at June 30, 2002 and $125 at June 30, 2001. All existing fair value hedges are 100% effective. As a result, there is no impact to earnings due to hedge ineffectiveness.

Foreign Currency Management

The Company manufactures and sells its products in a number of countries throughout the world and, as a result, is exposed to movements in foreign currency exchange rates. The purpose of the Companys' foreign currency hedging program is to reduce the risk caused by short-term changes in exchange rates.

The Company primarily utilizes forward exchange contracts and purchased options with maturities of less than 18 months and currency swaps with maturities up to five years. These instruments are intended to offset the effect of exchange rate fluctuations on forecasted sales, inventory purchases, intercompany royalties and intercompany loans denominated in foreign currencies. The fair value of these instruments at June 30, 2002 and 2001 were $60 and $94 in assets and $29 and $101 in liabilities, respectively. The effective portions of the changes in fair value for these contracts, which have been designated as cash flow hedges, are reported in Other Comprehensive Income (OCI) and reclassified in earnings in the same financial statement line item and in the same period or periods during which the hedged transactions affect earnings. The ineffective portion, which is not material for any year presented, is immediately recognized in earnings. Qualifying cash flow hedges currently recorded in OCI are not considered material.

  The Company also utilizes the same instruments for purposes that do not meet the requirements for hedge accounting treatment. In these cases, the change in value offsets the foreign currency impact of inter-company financing transactions and income from international operations. The fair value of these instruments at June 30, 2002 and 2001 was $93 in 2002 and $126 in 2001 in assets and $25 in 2002 and $6 in 2001 in liabilities, respectively. The gain or loss on these instruments is immediately recognized in earnings. The net impact included in marketing, research, administrative and other expense was a $31 and $24 after-tax gain in 2002 and 2001, respectively.

Net Investment Hedging

The Company hedges its net investment position in major currencies and generates foreign currency interest payments that offset other transactional exposures in these currencies. To accomplish this, the Company borrows directly in foreign currency and designates a portion of foreign currency debt as a hedge of net investments. In addition, certain foreign currency interest rate swaps are designated as hedges of the Company's related foreign net investments. Under SFAS No. 133, changes in the fair value of these instruments are immediately recognized in OCI, to offset the change in the value of the net investment being hedged. Currency effects of these hedges reflected in OCI were a $397 after-tax loss in 2002 and a $460 after-tax gain in 2001. Accumulated net balances were $180 and $577 in 2002 and 2001, respectively.

Commodity Price Management

  Raw materials used by the Company are subject to price volatility caused by weather, supply conditions, political and economic variables and other unpredictable factors. To manage the volatility related to

                                    Millions of dollars except per share amounts

38 The Procter & Gamble Company and Subsidiaries

                                      Notes to Consolidated Financial Statements


anticipated inventory purchases, the Company uses futures and options with maturities generally less than one year and swap contracts with maturities up to five years. These market instruments are designated as cash flow hedges under SFAS No. 133. Accordingly, the mark-to-market gain or loss on qualifying hedges is reported in OCI and reclassified into cost of products sold in the same period or periods during which the hedged transaction affects earnings. Qualifying cash flow hedges currently recorded in OCI are not considered material. The mark-to-market gain or loss on non-qualifying, excluded and ineffective portions of hedges is immediately recognized in cost of products sold. Commodity hedging activity was not material to the Company's financial statements for the years ended June 30, 2002 and 2001.

NOTE 8 EARNINGS PER SHARE AND STOCK OPTIONS

Net Earnings Per Common Share

Net earnings less preferred dividends (net of related tax benefits) are divided by the weighted average number of common shares outstanding during the year to calculate basic net earnings per common share. Diluted net earnings per common share is calculated to give effect to stock options and convertible preferred stock. The dilutive effect of outstanding employee stock options is reflected by application of the treasury stock method under SFAS No. 128, "Earnings per Share."

Basic and diluted net earnings per common share are as follows:

                                       Years Ended June 30
                                  ----------------------------
                                    2002       2001       2000
--------------------------------------------------------------
Net earnings available to
 common shareholders              $4,228     $2,801     $3,427
--------------------------------------------------------------
 Preferred dividends, net
  of tax benefit                     124        121        115
--------------------------------------------------------------
 Preferred dividend impact on
  funding of ESOP (see Note 9)       (12)       (15)       (18)
--------------------------------------------------------------
Diluted net earnings               4,340      2,907      3,524
--------------------------------------------------------------


                                            Years Ended June 30
                                      ---------------------------
Shares in millions                       2002      2001      2000
-----------------------------------------------------------------
Basic weighted average common
 shares outstanding                   1,297.4   1,300.3   1,313.2
-----------------------------------------------------------------
 Conversion of preferred shares (1)      88.8      91.9      94.3
-----------------------------------------------------------------
 Exercise of stock options (2)           18.7      13.4      19.7
-----------------------------------------------------------------
Diluted weighted average common
 shares outstanding                   1,404.9   1,405.6   1,427.2
-----------------------------------------------------------------

(1) Despite being included currently in diluted net earnings per common share, the actual conversion to common stock occurs pursuant to the repayment of the ESOP debt over a period exceeding 20 years.

(2) Approximately 36 million in 2002, 38 million in 2001 and 17 million in 2000 of the Company's outstanding stock options were not included in the diluted net earnings per common share calculation because to do so would have been antidilutive (i.e., the exercise price exceeded market value.)

Stock-Based Compensation

The Company has stock-based compensation plans under which stock options are granted annually to key managers and directors at the market price on the date of grant. Grants were made under stock-based compensation plans approved by shareholders in 1992 and 2001. Grants issued since 1998 are fully exercisable after three years and have a fifteen-year life, while prior years' grants are fully exercisable after one year and have a ten-year life.

Pursuant to SFAS No. 123, "Accounting for Stock-Based Compensation," the
Company has elected to account for its employee stock option plans under APB Opinion No. 25, "Accounting for Stock Issued to Employees," which recognizes expense based on intrinsic value at date of grant. As stock options have been issued with exercise prices equal to grant date fair value, no compensation cost has resulted. Had compensation cost for the plans been determined based on the fair value at grant date consistent with SFAS No. 123, the Company's net earnings and earnings per common share would have been as follows:

                                         Years Ended June 30
                                   -------------------------------
                                     2002        2001       2000
------------------------------------------------------------------
NET EARNINGS
  As reported                      $4,352      $2,922      $3,542
------------------------------------------------------------------
  Pro forma                         3,910       2,612       3,363
------------------------------------------------------------------

NET EARNINGS PER COMMON SHARE
Basic
  As reported                       $3.26       $2.15       $2.61
------------------------------------------------------------------
  Pro forma                          2.92        1.92        2.47
------------------------------------------------------------------
Diluted
  As reported                        3.09        2.07        2.47
------------------------------------------------------------------
  Pro forma                          2.77        1.85        2.34
------------------------------------------------------------------

The fair value of grants issued in 2001 and 2000 was estimated using the binomial options-pricing model. For options granted in 2002, the Company has estimated the fair value of each grant using the more widely recognized Black-Scholes option-pricing model. Assumptions are evaluated annually and revised, as necessary, to reflect market conditions and additional experience. The following assumptions were used:

Options Granted               Years Ended June 30
                           ------------------------
                           2002      2001      2000
----------------------------------------------------
Interest rate               5.4%      5.8%      6.0%
----------------------------------------------------
Dividend yield              2.2%      2.0%      1.5%
----------------------------------------------------
Expected volatility          20%       26%       28%
----------------------------------------------------
Expected life in years       12         9         9
----------------------------------------------------

Millions of dollars except per share amounts

Notes to Consolidated Financial Statements
                                The Procter & Gamble Company and Subsidiaries 39

The following table summarizes stock option activity during 2002, 2001 and 2000:

Options in thousands                                   June 30
                                          -------------------------------
                                             2002        2001        2000
-------------------------------------------------------------------------
Outstanding, beginning of year            104,196      82,744      76,810
-------------------------------------------------------------------------
Granted                                    25,040      28,400      14,360
-------------------------------------------------------------------------
Jif and Crisco spin-off adjustment            811        --          --
-------------------------------------------------------------------------
Exercised                                  (8,149)     (5,709)     (7,401)
-------------------------------------------------------------------------
Canceled                                   (1,735)     (1,239)     (1,025)
-------------------------------------------------------------------------
Outstanding, end of year                  120,163     104,196      82,744
-------------------------------------------------------------------------
Exercisable                                46,332      48,805      54,667
-------------------------------------------------------------------------
Available for grant                       114,536      27,994      41,387
-------------------------------------------------------------------------
Average price
-------------------------------------------------------------------------
 Outstanding, beginning of year            $63.64      $61.73      $52.11
-------------------------------------------------------------------------
 Granted                                    70.19       62.20       96.10
-------------------------------------------------------------------------
 Exercised                                  29.07       24.77       25.21
-------------------------------------------------------------------------
 Outstanding, end of year                   66.68       63.64       61.73
-------------------------------------------------------------------------
 Exercisable, end of year                   56.99       49.14       46.67
-------------------------------------------------------------------------
Weighted average fair value of options
granted during the year                     21.14       22.45       37.21
-------------------------------------------------------------------------


Stock options outstanding at June 30, 2002 were in the following exercise price ranges:

                                       Outstanding Options
                        -----------------------------------------------
                             Number                       Weighted Avg.
                        Outstanding     Weighted Avg.         Remaining
Range of prices         (Thousands)    Exercise Price  Contractual Life
-----------------------------------------------------------------------
$25 to 46                    21,331            $33.81         2.6 years
-----------------------------------------------------------------------
54 to 64                     37,139             61.35        11.2
-----------------------------------------------------------------------
65 to 75                     24,756             69.39        13.7
-----------------------------------------------------------------------
76 to 106                    36,937             89.21         9.1
-----------------------------------------------------------------------

Stock options exercisable at June 30, 2002 were in the following exercise price ranges:

                       Exercisable Options
                 ------------------------------
                      Number           Weighted
                 Exercisable            Average
Range of prices  (Thousands)     Exercise Price
-----------------------------------------------
$25 to 46             21,331             $33.81
-----------------------------------------------
54 to 64               8,182              59.75
-----------------------------------------------
65 to 75                 946              73.14
-----------------------------------------------
76 to 106             15,873              85.76
-----------------------------------------------

As a component of its treasury share repurchase program, the Company generally repurchases common shares to fund the stock options granted. Additionally, the Company enters into equity put options on its common stock in order to reduce the cash outlay for share repurchases. These agreements typically mature in six months and can be settled on a physical or net-share basis at the Company's option. The premium received from the sale of the instruments is credited to equity.

The put options entered into during 2002 were equivalent to three million shares at approximately $81 per share. The last of the equity put option contracts will expire in the second quarter of 2003. The 2001 options were equivalent to one million common shares, at approximately $74 per share and the options entered into in 2000 were equivalent to 12 million common shares, at prices ranging from $60 to $71 per share. The 2001 and 2000 options have expired mostly unexercised. Over the past three years, $96 of premiums received have been credited to equity.

In limited cases, the Company also issues stock appreciation rights, generally in countries where stock options are not permitted by local governments. The obligations and associated compensation expense are adjusted for changes in intrinsic value. The impact of these adjustments is insignificant.

NOTE 9 EMPLOYEE STOCK OWNERSHIP PLAN

The Company maintains The Procter & Gamble Profit Sharing Trust and Employee Stock Ownership Plan (ESOP) to provide funding for certain employee benefits.

The ESOP borrowed $1,000 in 1989 and the proceeds were used to purchase Series A ESOP Convertible Class A Preferred Stock to fund a portion of the defined contribution plan. Principal and interest requirements are $117 per year, paid by the trust from dividends on the preferred shares and from cash contributions and advances from the Company. Each share is convertible at the option of the holder into one share of the Company's common stock. The liquidation value is $13.64 per share.

In 1991, the ESOP borrowed an additional $1,000. The proceeds were used to purchase Series B ESOP Convertible Class A Preferred Stock to fund a portion of retiree health care benefits. These shares are considered plan assets of the other retiree benefits plan as discussed in Note 10. Debt service requirements are $94 per year, funded by preferred stock dividends and cash contributions from the Company. Each share is convertible at the option of the holder into one share of the Company's common stock. The liquidation value is $25.92 per share.

                                    Millions of dollars except per share amounts

40 The Procter & Gamble Company and Subsidiaries

                                      Notes to Consolidated Financial Statements

The number of preferred shares outstanding were:

Shares in thousands              June 30
                       -------------------------
                         2002     2001     2000

-----------------------------------------------
Outstanding, June 30
Allocated              33,095   34,459   33,610
-----------------------------------------------
Unallocated            17,687   19,761   22,315
-----------------------------------------------
Total Series A         50,782   54,220   55,925
-----------------------------------------------

Allocated               9,869    9,267    8,661
-----------------------------------------------
Unallocated            26,454   27,338   28,424
-----------------------------------------------
Total Series B         36,323   36,605   37,085
-----------------------------------------------

As permitted by American Institute of Certified Public Accountants (AICPA) Statement of Position 93-6, "Employers' Accounting for Employee Stock Ownership Plans," the Company has elected, where applicable, to continue its practices, which are based on Statement of Position 76-3, "Accounting Practices for Certain Employee Stock Ownership Plans." ESOP debt which is guaranteed by the Company is recorded in short- and long-term liabilities (see Note 6). Preferred shares issued to the ESOP are offset by the reserve for ESOP debt retirement in the Consolidated Balance Sheet and the Consolidated Statement of Shareholders' Equity. Interest incurred on the ESOP debt is recorded as interest expense. Dividends on all preferred shares, net of related tax benefits, are charged to retained earnings.

The preferred shares held by the ESOP are considered outstanding from inception for purposes of calculating diluted net earnings per common share. Diluted net earnings are calculated assuming that all preferred shares are converted to common, and therefore are adjusted to reflect the incremental ESOP funding that would be required due to the difference in dividend rate between preferred and common shares (see Note 8).

NOTE 10 POSTRETIREMENT BENEFITS

The Company offers various postretirement benefits to its employees.

Defined Contribution Retirement Plans

The most significant employee benefit plan offered is the defined contribution plan in the United States, which is fully funded.

Under the defined contribution profit sharing plan, annual credits to participants' accounts are based on individual base salaries and years of service and do not exceed 15% of total participants' annual salaries and wages. The fair value of the ESOP Series A shares serves to reduce the Company's cash contribution required to fund the profit sharing plan contributions earned. Under SOP 76-3, shares of the ESOP are allocated at original cost based on debt service requirements, net of advances made by the Company to the trust. The defined contribution expense pursuant to this plan was $279, $303 and $89 in 2002, 2001 and 2000, respectively.

Other Retiree Benefits

The Company also provides certain health care and life insurance benefits for substantially all U.S. employees who become eligible for these benefits when they meet minimum age and service requirements. Generally, the health care plans require contributions from retirees and pay a stated percentage of expenses, reduced by deductibles and other coverages. Retiree contributions change annually in line with health care cost trends. These benefits primarily are funded by ESOP Series B shares as well as certain other assets contributed by the Company.

Certain other employees, primarily outside the U.S., are covered by local defined benefit pension, health care and life insurance plans.

The following table sets forth the aggregate change in benefit obligation for the Company`s defined benefit plans:

                                            Years Ended June 30
                                 -----------------------------------------
                                 Pension Benefits   Other Retiree Benefits
                                 ----------------   ----------------------
                                  2002       2001       2002       2001
--------------------------------------------------------------------------
CHANGE IN BENEFIT OBLIGATION
--------------------------------------------------------------------------
Benefit obligation
 at beginning of year           $2,567     $2,627     $1,577     $1,270
--------------------------------------------------------------------------
Service cost                       114        115         49         40
--------------------------------------------------------------------------
Interest cost                      153        149        116        101
--------------------------------------------------------------------------
Participants' contributions          7          4         22         18
--------------------------------------------------------------------------
Amendments                           1        (10)         5       --
--------------------------------------------------------------------------
Actuarial loss                      72         86        401        250
--------------------------------------------------------------------------
Acquisitions/(Divestitures)         40        (14)        32         (5)
--------------------------------------------------------------------------
Curtailments and
 settlements                      (101)       (22)        (1)      --
--------------------------------------------------------------------------
Special termination benefits         9       --           37       --
--------------------------------------------------------------------------
Currency exchange                  255       (232)         5         (4)
--------------------------------------------------------------------------
Benefit payments                  (147)      (136)      (108)       (93)
--------------------------------------------------------------------------
Benefit obligation
 at end of year                  2,970      2,567      2,135      1,577
--------------------------------------------------------------------------


Millions of dollars except per share amounts

Notes to Consolidated Financial Statements
                                The Procter & Gamble Company and Subsidiaries 41

The following table sets forth the aggregate change in plan assets:

                                            Years Ended June 30
                                  -----------------------------------------
                                  Pension Benefits   Other Retiree Benefits
                                  ----------------   ----------------------
                                  2002       2001       2002       2001
------------------------------------------------------------------------
CHANGE IN PLAN ASSETS
------------------------------------------------------------------------
Fair value of plan assets
  at beginning of year          $1,432     $1,691     $1,449     $1,274
------------------------------------------------------------------------
Actual return on plan assets      (150)       (88)       947        235
------------------------------------------------------------------------
Acquisitions/(Divestitures)         18        (19)      --         --
------------------------------------------------------------------------
Employer contributions             116         81         38         14
------------------------------------------------------------------------
Participants' contributions          7          4         22         18
------------------------------------------------------------------------
Settlements                        (22)        (3)      --         --
------------------------------------------------------------------------
Currency exchange                   78        (98)        (1)         1
------------------------------------------------------------------------
Benefit payments                  (147)      (136)      (108)       (93)
------------------------------------------------------------------------
Fair value of plan assets
  at end of year                 1,332      1,432      2,347      1,449
------------------------------------------------------------------------

Pension plan assets are comprised of a diversified mix of assets including corporate equities, government securities and corporate debt securities. Other retiree assets are comprised of Company stock, net of Series B ESOP debt, of $2,243 and $1,335, as of June 30, 2002 and 2001, respectively.

The accrued pension and other retiree benefit costs recognized in the accompanying Consolidated Balance Sheet are computed as follows:

                                            Years Ended June 30
                             -----------------------------------------------
                                Pension Benefits      Other Retiree Benefits
                             ---------------------    ----------------------
                              2002            2001       2002       2001
-------------------------------------------------------------------------
FUNDED STATUS
-------------------------------------------------------------------------
Funded status at
 end of year               $(1,638)        $(1,135)      $212      $(128)
-------------------------------------------------------------------------
Unrecognized net
 actuarial loss (gain)         571             243       (579)      (418)
-------------------------------------------------------------------------
Unrecognized transition
 amount                         14              17       --         --
-------------------------------------------------------------------------
Unrecognized prior
 service cost                   21              20         (1)        (8)
-------------------------------------------------------------------------
Net amount recognized       (1,032)           (855)      (368)      (554)
-------------------------------------------------------------------------
Prepaid benefit cost            94              75          2          2
-------------------------------------------------------------------------
Accrued benefit cost        (1,250)         (1,006)      (370)      (556)
-------------------------------------------------------------------------
Intangible asset                18              16       --         --
-------------------------------------------------------------------------
Accumulated other
 comprehensive income          106              60       --         --
-------------------------------------------------------------------------
Net liability recognized    (1,032)           (855)      (368)      (554)
-------------------------------------------------------------------------

The underfunding of pension benefits primarily is a function of the different funding incentives that exist outside of the U.S. In certain countries where the Company has major operations, there are no legal requirements or financial incentives provided to companies for pension fund contributions. In these instances, the associated pension liabilities are typically financed directly from the Company's cash as they become due, rather than via the creation of a separate pension fund. Both the benefit and the financing costs have been reflected in net earnings.

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $1,718, $1,385 and $276, respectively, as of June 30, 2002, and $1,414, $1,124 and $230, respectively, as of June 30, 2001.

The Company evaluates its actuarial assumptions on an annual basis. These assumptions are revised based on an evaluation of long-term trends and market conditions that may have an impact on the cost of providing retirement benefits.

Assumptions, which are reflected on a weighted average basis of individual country plans, for the postretirement benefit calculations are as follows:

                                      Years Ended June 30
                           ----------------------------------------
                           Pension Benefits  Other Retiree Benefits
                           ----------------  ----------------------
                            2002      2001      2002      2001
WEIGHTED AVERAGE
ASSUMPTIONS
--------------------------------------------------------------
Discount rate               5.6%      5.9%      7.0%      7.3%
--------------------------------------------------------------
Expected return
on plan assets              8.6%      8.3%      9.5%     10.0%
--------------------------------------------------------------
Rate of compensation
increase                    3.5%      4.1%       --        --
--------------------------------------------------------------
Initial health care
cost trend rate (1)         --        --       11.3%      8.8%
--------------------------------------------------------------

(1) Five year trend rate assumption was adjusted in 2002 to reflect market trends. Rate is assumed to decrease to 5.0% by 2009 and remain at that level thereafter. Rate is applied to current plan costs net of Medicare; estimated initial rate for "gross eligible charges" (charges inclusive of Medicare) is 9.1% for 2002 and 8.0% for 2001.

                                    Millions of dollars except per share amounts

42 The Procter & Gamble Company and Subsidiaries
                                      Notes to Consolidated Financial Statements

Components of the net periodic benefit cost are as follows:

                                            Years Ended June 30
                             -------------------------------------------------
                                 Pension Benefits       Other Retiree Benefits
                             ----------------------    -----------------------
                             2002     2001     2000     2002     2001     2000
------------------------------------------------------------------------------
COMPONENTS OF NET
PERIODIC BENEFIT COST
------------------------------------------------------------------------------
Service cost                 $114     $115     $120      $49      $40      $39
------------------------------------------------------------------------------
Interest cost                 153      149      151      116      101       90
------------------------------------------------------------------------------
Expected return on
 plan assets                 (133)    (127)    (122)    (320)    (317)    (294)
------------------------------------------------------------------------------
Amortization of
 prior service cost             4        5        7       (1)      (1)      (2)
------------------------------------------------------------------------------
Amortization of prior
 transition amount              3        3        4     --       --       --
------------------------------------------------------------------------------
Settlement loss (gain)         --        6       (6)    --       --       --
------------------------------------------------------------------------------
Curtailment loss (gain)         1      (13)      (3)      (1)    --       --
------------------------------------------------------------------------------
Recognized net
 actuarial loss (gain)          9        3        4      (64)     (85)     (92)
------------------------------------------------------------------------------
Gross benefit cost            151      141      155     (221)    (262)    (259)
------------------------------------------------------------------------------
Dividends on ESOP
 preferred stock               --       --       --      (76)     (76)     (77)
------------------------------------------------------------------------------
Net periodic
 benefit cost                 151      141      155     (297)    (338)    (336)
------------------------------------------------------------------------------

In addition to the net periodic benefit cost, additional expense of $46 was recognized during the year ended June 30, 2002, for special termination benefits provided as part of early retirement packages in connection with the Company's restructuring program.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage point change in assumed health care cost trend rates would have the following effects:

                                        One-Percentage  One-Percentage
                                        Point Increase  Point Decrease
----------------------------------------------------------------------
Effect on total of service and
interest cost components                           $29           $(23)
----------------------------------------------------------------------
Effect on postretirement
benefit obligation                                 291           (239)
----------------------------------------------------------------------


NOTE 11 INCOME TAXES

Under SFAS No. 109, "Accounting for Income Taxes," income taxes are recognized for the following: a) amount of taxes payable for the current year, and b) deferred tax liabilities and assets for future tax consequences of events that have been recognized differently in the financial statements than for tax purposes. Deferred tax assets and liabilities are established using the enacted statutory tax rates and adjusted for tax rate changes. Earnings before income taxes consist of the following:

                   Years Ended June 30
                  ----------------------
                  2002     2001     2000
----------------------------------------
United States   $4,411   $3,340   $3,006
----------------------------------------
International    1,972    1,276    2,530
----------------------------------------
                 6,383    4,616    5,536
----------------------------------------

The income tax provision consists of the following:

                                Years Ended June 30
                            --------------------------
                            2002       2001       2000
------------------------------------------------------
CURRENT TAX EXPENSE
 U.S. Federal               $975     $1,030       $648
------------------------------------------------------
 International               551        676        816
------------------------------------------------------
 U.S. State & Local          116         90         67
------------------------------------------------------
                           1,642      1,796      1,531
------------------------------------------------------

DEFERRED TAX EXPENSE
 U.S. Federal                571        142        241
------------------------------------------------------
 International & other      (182)      (244)       222
------------------------------------------------------
                             389       (102)       463
------------------------------------------------------
                           2,031      1,694      1,994
------------------------------------------------------

The Company's effective income tax rate was 31.8%, 36.7% and 36.0% in 2002, 2001 and 2000, respectively, compared to the U.S. statutory rate of 35.0%. The country mix impacts of foreign operations reduced the Company's effective tax rate to a larger degree than prior years - 3.1% for 2002. Excluding restructuring costs and adjustments to remove amortization of goodwill and indefinite-lived intangibles that is no longer required, and their related tax effects, the effective tax rate was 31.1%, 31.1% and 32.5% in 2002, 2001 and 2000, respectively.

Taxes impacted shareholders' equity with a $477 credit for the year ended June 30, 2002 and a $155 charge for the year ended June 30, 2001. These primarily relate to the tax effects of net investment hedges and tax benefits from the exercise of stock options.

Undistributed earnings of foreign subsidiaries that are considered to be reinvested indefinitely were $10,698 and $9,231 at June 30, 2002 and 2001, respectively. If such earnings were repatriated, additional taxes may result.

Millions of dollars except per share amounts

Realization of certain deferred tax assets is dependent upon generating sufficient taxable income in the appropriate jurisdiction prior to expiration of the carryforward periods. Although realization is not assured, management believes it is more likely than not the deferred tax assets net of applicable valuation allowances will be realized.

Deferred income tax assets and liabilities are comprised of the following:

                                        June 30
                                   -----------------
                                    2002       2001
----------------------------------------------------
TOTAL DEFERRED TAX ASSETS
 Other postretirement benefits      $109       $196
----------------------------------------------------
 Loss and other carryforwards        454        516
----------------------------------------------------
 Other                               742        350
----------------------------------------------------
 Valuation allowances               (106)      (104)
----------------------------------------------------
                                   1,199        958
----------------------------------------------------

TOTAL DEFERRED TAX LIABILITIES
 Fixed assets                     (1,110)    (1,093)
----------------------------------------------------
 Other                              (495)      (362)
----------------------------------------------------
                                  (1,605)    (1,455)
----------------------------------------------------

Net operating losses and other tax credit carryforwards were $1,211 and $1,220 as of June 30, 2002 and 2001, respectively. If unused, $711 will expire between 2003 and 2012. The remainder, totaling $500 at June 30, 2002, may be carried forward indefinitely.

NOTE 12 COMMITMENTS AND CONTINGENCIES

The Company's business creates a need to enter into commitments with suppliers that could affect liquidity and capital resources. These commitments do not create immediate liabilities for the Company.

The Company has purchase commitments for materials, supplies and property, plant and equipment incidental to the ordinary conduct of business. In the aggregate, such commitments are not in excess of current market prices. Additionally, the Company normally commits to some level of marketing related expenditures that extend beyond the fiscal year. These marketing related commitments are necessary in order to maintain a normal course of business and the risk associated with them is limited. It is not expected that these commitments will have a material effect on the Company's financial condition.

At various points from 2007 to 2017, the minority partner in a subsidiary that holds most of the Company's China operations has the right to exercise a put option to require the Company to purchase from half to all of its outstanding 20% interest at a price not greater than fair market value. The impact of this put option is dependent on factors that can change prior to its exercise. Given the put price cannot exceed fair market value and the Company's current liquidity, the Company does not believe that exercise of the put would materially impact its results of operations or financial condition.

The Company leases certain property and equipment for varying periods under operating leases. Future minimum rental payments with terms in excess of one year total approximately $500.

The Company is subject to various lawsuits and claims with respect to matters such as governmental regulations, income taxes and other actions arising out of the normal course of business. The Company is also subject to contingencies pursuant to environmental laws and regulations that in the future may require the Company to take action to correct the effects on the environment of prior manufacturing and waste disposal practices. Accrued environmental liabilities for remediation and closure costs were $39 and $43 at June 30, 2002 and 2001, respectively. In management's opinion, such accruals are appropriate based on existing facts and circumstances. Current year expenditures were not material.

While considerable uncertainty exists, in the opinion of management and Company counsel, the ultimate liabilities resulting from such lawsuits and claims would not materially affect the Company's financial statements.

                                    Millions of dollars except per share amounts

44 The Procter & Gamble Company and Subsidiaries
                                      Notes to Consolidated Financial Statements

NOTE 13 SEGMENT INFORMATION

The Company is organized by product-based global business units. The segments manufacture and market products as follows:

- Fabric and home care includes laundry, dish, fabric enhancers and hard surface cleaners.

- Baby, feminine and family care includes diapers, wipes, tampons, pads, liners, tissues and towels.

-    Beauty care includes cosmetics, hair care, deodorants and fine fragrances.

- Health care includes personal health care, oral care, pharmaceuticals and pet health and nutrition.

- Food and beverage includes coffee, snacks, commercial services, juice, peanut butter and shortening and oil.

The corporate segment includes both operating and non-operating elements such as financing and investing activities, intangible asset amortization, goodwill and indefinite-lived intangible asset amortization prior to SFAS No. 142 adoption on July 1, 2001, certain employee benefit costs, charges related to restructuring, segment eliminations and other general corporate items. The segment eliminations adjust management reporting principles to accounting principles generally accepted in the United States of America and primarily affect the treatment of unconsolidated investees and income taxes, which are reflected in the business segments using estimated local statutory tax rates. Corporate assets primarily include cash, investment securities and goodwill.

The Company had net sales in the United States of $21,198, $20,334 and $20,038 for the years ended June 30, 2002, 2001 and 2000, respectively. Assets in the United States totaled $23,434 and $18,318 as of June 30, 2002 and 2001, respectively.

The Company's largest customer, Wal-Mart Stores, Inc. and its affiliates, accounted for 17%, 15% and 14% of consolidated net sales in 2002, 2001 and 2000, respectively. These sales occurred primarily in the United States.


                                                       Baby,
                                      Fabric and  Feminine &  Beauty  Health  Food and
                                       Home Care Family Care    Care    Care  Beverage Corporate    Total
---------------------------------------------------------------------------------------------------------
Net Sales                        2002    $11,618     $11,877  $8,079  $4,979    $3,801    $(116)  $40,238
---------------------------------------------------------------------------------------------------------
                                 2001     11,660      11,991   7,257   4,353     4,139     (156)   39,244
---------------------------------------------------------------------------------------------------------
                                 2000     12,157      12,044   7,389   3,909     4,634     (182)   39,951
---------------------------------------------------------------------------------------------------------
Net Earnings                     2002      1,831       1,170   1,177     521       384     (731)    4,352
---------------------------------------------------------------------------------------------------------
                                 2001      1,643       1,052     967     390       332   (1,462)    2,922
---------------------------------------------------------------------------------------------------------
                                 2000      1,450       1,069     894     335       364     (570)    3,542
---------------------------------------------------------------------------------------------------------
Before-Tax Earnings              2002      2,728       1,961   1,664     795       604   (1,369)    6,383
---------------------------------------------------------------------------------------------------------
                                 2001      2,430       1,745   1,392     584       546   (2,081)    4,616
---------------------------------------------------------------------------------------------------------
                                 2000      2,318       1,817   1,393     540       566   (1,098)    5,536
---------------------------------------------------------------------------------------------------------
Depreciation and Amortization    2002        326         621     221     163       135      227     1,693
---------------------------------------------------------------------------------------------------------
                                 2001        328         673     183     159       146      782     2,271
---------------------------------------------------------------------------------------------------------
                                 2000        354         664     194     159       153      667     2,191
---------------------------------------------------------------------------------------------------------
Total Assets                     2002      5,149       8,771   3,798   2,542     2,091   18,425    40,776
---------------------------------------------------------------------------------------------------------
                                 2001      5,533       8,629   3,371   2,290     2,479   12,085    34,387
---------------------------------------------------------------------------------------------------------
Capital Expenditures             2002        368         856     200     158       137      (40)    1,679
---------------------------------------------------------------------------------------------------------
                                 2001        516       1,307     261     231       235      (64)    2,486
---------------------------------------------------------------------------------------------------------

Millions of dollars except per share amounts

Notes to Consolidated Financial Statements
                                The Procter & Gamble Company and Subsidiaries 45


NOTE 14 QUARTERLY RESULTS (UNAUDITED)

                                                                        Quarters Ended
                                                              ----------------------------------
                                                                                                    Total
                                                              Sept. 30  Dec. 31 Mar. 31  June 30     Year
--------------------------------------------------------------------------------------------------------
Net Sales                                       2001-2002       $9,766  $10,403  $9,900  $10,169 $40,238
--------------------------------------------------------------------------------------------------------
                                                2000-2001        9,969   10,182   9,511    9,582  39,244
--------------------------------------------------------------------------------------------------------
Operating Income                                2001-2002        1,762    1,864   1,654    1,398   6,678
--------------------------------------------------------------------------------------------------------
                                                2000-2001        1,779    1,711   1,302      (56)  4,736
--------------------------------------------------------------------------------------------------------
Net Earnings                                    2001-2002        1,104    1,299   1,039      910   4,352
--------------------------------------------------------------------------------------------------------
                                                2000-2001        1,155    1,194     893     (320)  2,922
--------------------------------------------------------------------------------------------------------
Core Net Earnings (1)                           2001-2002        1,342    1,445   1,186    1,085   5,058
--------------------------------------------------------------------------------------------------------
                                                2000-2001        1,293    1,369   1,062      891   4,615
--------------------------------------------------------------------------------------------------------
Diluted Net Earnings Per Common Share           2001-2002         0.79     0.93    0.74     0.64    3.09
--------------------------------------------------------------------------------------------------------
                                                2000-2001         0.82     0.84    0.63    (0.23)   2.07
--------------------------------------------------------------------------------------------------------
Diluted Core Net Earnings Per Common Share (1)  2001-2002         0.96     1.03    0.84     0.77    3.59
--------------------------------------------------------------------------------------------------------
                                                2000-2001         0.92     0.97    0.75     0.63    3.27
--------------------------------------------------------------------------------------------------------

(1) Amounts exclude restructuring costs and amortization of goodwill and indefinite-lived intangibles that is no longer required under accounting rules for 2002.

                                    Millions of dollars except per share amounts

46 The Procter & Gamble Company and Subsidiaries

                                      Notes to Consolidated Financial Statements

Financial Summary

                                                    2002       2001       2000       1999       1998
----------------------------------------------------------------------------------------------------
Net Sales                                        $40,238    $39,244    $39,951    $38,125    $37,154
----------------------------------------------------------------------------------------------------
Operating Income                                   6,678      4,736      5,954      6,253      6,055
----------------------------------------------------------------------------------------------------
Net Earnings                                       4,352      2,922      3,542      3,763      3,780
----------------------------------------------------------------------------------------------------
Core Net Earnings (1)                              5,058      4,615      4,442      4,338      3,947
----------------------------------------------------------------------------------------------------
Net Earnings Margin                                 10.8%       7.4%       8.9%       9.9%      10.2%
----------------------------------------------------------------------------------------------------
Core Net Earnings Margin (1)                        12.6%      11.7%      11.1%      11.4%      10.6%
----------------------------------------------------------------------------------------------------

Basic Net Earnings Per Common Share                $3.26      $2.15      $2.61      $2.75      $2.74
----------------------------------------------------------------------------------------------------
Diluted Net Earnings Per Common Share               3.09       2.07       2.47       2.59       2.56
----------------------------------------------------------------------------------------------------
Diluted Core Net Earnings Per Common Share (1)      3.59       3.27       3.10       2.98       2.68
----------------------------------------------------------------------------------------------------
Dividends Per Common Share                          1.52       1.40       1.28       1.14       1.01
----------------------------------------------------------------------------------------------------

Research and Development Expense                  $1,601     $1,769     $1,899     $1,726     $1,546
----------------------------------------------------------------------------------------------------
Advertising Expense                                3,773      3,612      3,793      3,639      3,801
----------------------------------------------------------------------------------------------------
Total Assets                                      40,776     34,387     34,366     32,192     31,042
----------------------------------------------------------------------------------------------------
Capital Expenditures                               1,679      2,486      3,018      2,828      2,559
----------------------------------------------------------------------------------------------------
Long-Term Debt                                    11,201      9,792      9,012      6,265      5,774
----------------------------------------------------------------------------------------------------
Shareholders' Equity                              13,706     12,010     12,287     12,058     12,236
----------------------------------------------------------------------------------------------------

(1) Amounts exclude restructuring costs for 2002, 2001, 2000 and 1999 and exclude amortization of goodwill and indefinite-lived intangibles for all periods presented, that is no longer required under accounting rules for 2002.

Millions of dollars except per share amounts

                                The Procter & Gamble Company and Subsidiaries 47

Directors

NORMAN R. AUGUSTINE
Retired Chairman and Chief
Executive Officer,
Lockheed Martin
Corporation and Chairman
of the Executive
Committee, Lockheed Martin
(aerospace, electronics,
telecommunications and
information management)

DONALD R. BEALL
Retired Chairman and Chief
Executive Officer, Rockwell
International Corporation (industrial
automation) and Chairman of the
Board, Rockwell Collins, Inc.
(avionics)

BRUCE L. BYRNES
Vice Chairman of the Board and
President - Global Beauty &
Feminine Care and Global Health
Care

R. KERRY CLARK
Vice Chairman of the Board and
President - Global Market
Development & Business
Operations

SCOTT D. COOK
Chairman of the Executive
Committee of the Board, Intuit Inc.
(a software and Web services firm)

DOMENICO DESOLE
President and Chief Executive
Officer and Chairman of the
Management Board, Gucci Group
N.V. (multibrand luxury goods
company)


RICHARD J. FERRIS
Retired Co-Chairman,
Doubletree Corporation

JOSEPH T. GORMAN
Retired Chairman and Chief
Executive Officer, TRW Inc.
(automotive, aerospace and
information systems) and
Chairman and Chief Executive
Officer, Moxahela Enterprises LLC
(venture capital)

A.G. LAFLEY
Chairman of the Board,
President and Chief Executive

CHARLES R. LEE
Chairman of the Board of
Directors, Verizon
Communications
(telecommunication services)

LYNN M. MARTIN
Professor, J.L. Kellogg
Graduate School of Management,
Northwestern University; Chair
of the Council for the
Advancement of Women, and
Advisor to the firm of Deloitte
& Touche LLP

JOHN E. PEPPER
Retired Chairman of the Board

JOHNATHAN A. RODGERS
Former President, Discovery
Networks, U.S. (media and
communications)


JOHN F. SMITH, JR.
Chairman of the Board, General
Motors Corporation (automobile
and related businesses)

RALPH SNYDERMAN
Chancellor for Health Affairs,
Executive Dean, School of
Medicine at Duke University,
and President/CEO of Duke
University Health Systems

ROBERT D. STOREY
Partner in the law firm of
Thompson Hine, L.L.P.

MARINA V.N. WHITMAN
Professor of Business
Administration and Public
Policy, University of Michigan

ERNESTO ZEDILLO
Former President of Mexico


CORPORATE OFFICERS

A.G. LAFLEY
Chairman of the Board,
President and Chief Executive

BRUCE L. BYRNES
Vice Chairman of the Board and
President - Global Beauty &
Feminine Care and Global Health
Care

R. KERRY CLARK
Vice Chairman of the Board and
President - Global Market
Development & Business
Operations

FERNANDO AGUIRRE
President on Special Assignment

JEFFREY P. ANSELL
President - Global Pet Health
and Nutrition

SUSAN E. ARNOLD
President - Global Personal
Beauty Care and Global Feminine
Care

CHARLES V. BERGH
President - ASEAN, Australasia
& India

FABRIZIO FREDA
President - Global Snacks

WERNER GEISSLER
President - Northeast Asia

MICHAEL J. GRIFFITH
President - Global Beverage

DEBORAH A. HENRETTA
President - Global Baby Care

MARK D. KETCHUM
President - Global Baby &
Family Care

ROBERT A. MCDONALD
President - Global Fabric & Home Care

JORGE S. MESQUITA
President - Global Home Care

JORGE P. MONTOYA
President - Global Snacks & Beverages
and Latin America

TOM A. MUCCIO
President - Global Customer Teams

MARTIN J. NUECHTERN
President - Global Hair Care

DIMITRI PANAYOTOPOULOS
President - Central & Eastern
Europe, Middle East and Africa

LAURENT L. PHILIPPE
President - Greater China

CHARLES E. PIERCE
President - Global Family Care

PAUL POLMAN
President - Western Europe

ROBERT A. STEELE
President - North America

RICHARD G. PEASE
Senior Vice President - Human
Resources, Global Baby &
Family Care

NABIL Y. SAKKAB
Senior Vice President -
Research & Development, Global Fabric &
Home Care

RICHARD L. ANTOINE
Global Human Resources Officer

G. GILBERT CLOYD
Chief Technology Officer

CLAYTON C. DALEY JR.
Chief Financial Officer

STEPHEN N. DAVID
Chief Information Officer and
Business-to-Business Officer

R. KEITH HARRISON, JR.
Global Product Supply Officer

JAMES J. JOHNSON
Chief Legal Officer

CHARLOTTE R. OTTO
Global External Relations Officer

MICHAEL J. POWER
Global Business Services Officer

JAMES R. STENGEL
Global Marketing Officer

JUAN PEDRO HERNANDEZ
Vice President and Treasurer

JOHN K. JENSEN
Vice President and Comptroller

TERRY L. OVERBEY
Secretary

48 The Procter & Gamble Company and Subsidiaries


SHAREHOLDER INFORMATION

IF ...                                                       CALL PERSON-TO-PERSON

- You need help with your account                            Shareholder Services representatives are available
- You need automated access to your account                  Monday-Friday, 9-4 EST at 1-800-742-6253
- You are interested in our certificate safekeeping service  (call 1-513-983-3034 outside the U.S. and Canada)
- You want to arrange for direct deposit of dividends        Automated service available after U.S. business hours
- You have a lost, stolen or destroyed stock certificate

                                                             OR WRITE
CONTACT P&G - 24 HOURS A DAY                                 The Procter & Gamble Company
Visit our Web site at www.pg.com/investor                    Shareholder Services Department
E-mail us at shareholders.im@pg.com                          P.O. Box 5572
Call for financial information at 1-800-764-7483             Cincinnati, OH 45201-5572
(call 1-513-945-9990 outside the U.S. and Canada)





CORPORATE HEADQUARTERS                                       SHAREHOLDERS OF COMMON STOCK
The Procter & Gamble Company                                 There were approximately 1,004,000 common stock
P.O. Box 599                                                 shareowners, including shareholders of record, participants
Cincinnati, OH 45201-0599                                    in the Shareholder Investment Program, participants in P&G stock ownership plans and beneficial owners with accounts
TRANSFER AGENT/SHAREHOLDER SERVICES                          at banks and brokerage firms, as of July 26, 2002.
The Procter & Gamble Company
Shareholder Services Department                              FORM 10-K
P.O. Box 5572                                                Shareholders may obtain a copy of the Company's 2002
Cincinnati, OH 45201-5572                                    report to the Securities and Exchange Commission on
                                                             Form 10-K by going to P&G's investor Web site at
REGISTRAR                                                    www.pg.com/investor or by calling us at 1-800-764-7483.
The Fifth Third Bank                                         This information is also available at no charge by sending a
Stock Transfer Administration                                request to Shareholder Services at the address listed above.
Corporate Trust Department, MD 10AT60
38 Fountain Square Plaza                                     SHAREHOLDERS' MEETING
Cincinnati, OH 45263                                         The next annual meeting of shareholders will be held on
                                                             Tuesday, October 8, 2002. A full transcript of the meeting
EXCHANGE LISTING                                             will be available from Linda D. Rohrer, Assistant Secretary.
New York, Cincinnati, Amsterdam, Paris, Basle, Geneva,       Ms. Rohrer can be reached at One P&G Plaza, Cincinnati,
Lausanne, Zurich, Frankfurt, Brussels, Tokyo                 OH 45202-3315.


www.pg.com/investor                               P&G ALUMNI NETWORK                            P&G GALLERIA
You can now access your Shareholder               The P&G Alumni Network is an                  You can order imprinted P&G
Investment Program account, including             independent group whose mission is            merchandise from the P&G Galleria.
your account balance and transactions,            to advance the personal and                   Shop online for umbrellas,
24 hours a day on pg.com/investor. This           professional interests of former P&G          business
site is designed for you, the investor, with      employees. The group's Web site,              accessories and clothing through
stock purchase information, transaction           www.pgalums.com, has a worldwide              www.pg.com in Try and Buy, or call
forms, Company reports and Webcasts.              member directory, career center and           1-800-969-4693 (1-513-651-1888
And pg.com is your one-stop connection            more. The organization is planning            outside the U.S.).
to P&G product information, newsletters           a Cincinnati reunion for the weekend
and samples.                                      of April 25-27, 2003.




Common Stock Price Range and Dividends

                                 Price Range                                    Dividends
                -------------------------------------------------      -------------------------
                2001-2002    2001-2002     2000-2001    2000-2001      2001-2002       2000-2001
Quarter ended        High         Low           High          Low
------------------------------------------------------------------------------------------------
September 30       $77.28      $63.75         $67.81       $54.19          $0.38           $0.35
------------------------------------------------------------------------------------------------
December 31         81.72       69.73          79.31        66.56           0.38            0.35
------------------------------------------------------------------------------------------------
March 31            90.73       76.38          79.19        59.25           0.38            0.35
------------------------------------------------------------------------------------------------
June 30             94.75       87.00          68.30        55.96           0.38            0.35
------------------------------------------------------------------------------------------------