Form 10-K, Exhibit 13
period 2004-06-30
PROCTER & GAMBLE CO
filed 2004-09-09
CIK 80424

                                  EXHIBIT (13)

                          Annual Report to Shareholders
                                  (pages 1-70)

Consumers around the world trust P&G brands - such as Pampers, Tide, Ariel, Pantene, Wella, Always, Crest, Bounty, Charmin, Olay, Pringles, Iams, Downy, Actonel, Folgers and Head & Shoulders - to make everyday life a little bit better. Almost 110,000 P&G people in over 80 countries worldwide work hard to earn that trust.

Touching lives, improving life. P&G.

FINANCIAL HIGHLIGHTS

                                                              Years ended June 30
Amounts in millions                                -------------------------------------------
except per share amounts                             2004              2003           % Change
----------------------------------------------------------------------------------------------
Net Sales                                          $51,407           $43,377             19%
Operating Income                                     9,827             7,853             25%
Net Earnings                                         6,481             5,186             25%
-------------------------------------------------------------------------------------------

Per Common Share(1)
   Diluted Net Earnings                              2.32              1.85              25%
   Dividends                                         0.93              0.82              13%
-------------------------------------------------------------------------------------------

[BAR CHART]

Net Sales
(in billions of dollars)

2002            40.2
2003            43.4
2004            51.4

[BAR CHART]

Operating Cash Flow
(in billions of dollars)

2002            7.7
2003            8.7
2004            9.4

[BAR CHART]

Diluted Net Earnings(1)
(per common share)

2002            1.54
2003            1.85
2004            2.32

[BAR CHART]

Additional Earnings Information(1,2)
(per common share, on a diluted basis)

           Reported          Restructuring
             EPS               Charges          Total
2002        1.54                .26             1.80
2003        1.85                .19             2.04
2004        2.32                  -             2.32

TABLE OF CONTENTS

Letter to Shareholders                          1
P&G's Billion-Dollar Brands                    12
Business Unit Perspective                      16
Financial Contents                             28
Directors and Corporate Officers               68
Shareholder Information                        70

ON THE COVER

A mother and her daughter enjoy one of life's moments in Russia. P&G sent photographer Peter Menzel around the world to capture moments like these. The photos you'll see in this publication reflect just some of the moments every day where P&G touches consumers' lives.

(1) Restated for two-for-one stock split effective May 21, 2004.

(2) Restructuring charges per share total $0.26 in 2002 and $0.19 in 2003.

SUSTAINING P&G'S GROWTH

P&G is delivering broad-based, organic growth driven by clear strategies and a unique combination of P&G strengths. P&G's performance has accelerated over the past three years, and we are confident double-digit earnings-per-share growth is sustainable for the foreseeable future.

FELLOW SHAREHOLDERS,

P&G is delivering broad-based, organic growth driven by clear strategies and a unique combination of P&G strengths. The Company's performance has accelerated over the past three years, and we are confident double-digit earnings-per-share growth is sustainable for the foreseeable future.

P&G's goals are to deliver 4% - 6% sales growth (excluding the impact of foreign exchange), 10% or better earnings-per-share growth, and free cash flow equal to 90% or more of net earnings.1 We know we have to earn your trust every year by meeting or exceeding these goals consistently and reliably.

P&G exceeded all its financial goals in fiscal 2004.

-     Volume is up 17%. Organic volume is up 10%.(2)

-     Sales are $51.4 billion, up 19%. Organic sales are up 8%.(3)

- Earnings are $6.5 billion, up 25%. Earnings are up 13% versus prior-year core earnings.(4)

- Earnings per share are $2.32, up 25%. Earnings per share are up 14% versus prior-year core earnings per share.

-     Free Cash Flow is $7.3 billion, or 113% of earnings.

-     Dividends are up 13%, annualized.

-     Total Shareholder Return is 24%.

Growth was broad-based. All five Global Business Units delivered at or above the sales goal; four of five were at or above the earnings goal. Every Market Development Organization delivered sales and volume growth at or above Company targets. P&G brands grew share in categories accounting for more than two-thirds of total Company sales.

This year's results culminate increasingly strong performance over the past three years. Since July 2001:

- P&G cumulative sales have grown 30%. Fiscal 2004 marked the first time in P&G history that sales exceeded $50 billion.

- Earnings per share have grown over 40%, cumulatively, from core results three years ago.(4)

- P&G businesses have generated more than $20 billion in cumulative free cash flow.

- Most important, P&G has delivered a cumulative shareholder return of 81% over the past three years, and the price of P&G's stock has increased more than 70%. (In fact, over the past four years, cumulative shareholder return is above 100%.)

Three years of strong performance is a good start. But we know it's only that - a start. Necessary, but not sufficient. It's consistent long-term performance that counts, and consistent performance is not easy. Growing P&G sales 4% - 6% per year, for example, is the equivalent of adding a business the size of P&G's total business in the U.K. or a brand the size of Tide - every year.

The challenge is significant, and we don't take it lightly, but I'm confident P&G can reliably deliver the balanced, consistent growth to which we've committed. There are three reasons for my confidence:

1. P&G strategies are working, and there is still considerable room for growth.

2. P&G strengths give us the ability to respond to major external trends and challenges.

3. Systemic and structural changes implemented over the past several years are improving the consistency and reliability of P&G performance.

When combined with the strength of P&G's culture and P&G people, these three factors make P&G a better investment proposition today than we have been in many years.

(1) This Annual Report contains a number of forward-looking statements. For more information, please see page 32.

(2)   Organic volume excludes the impact of acquisitions and divestitures.

(3) Organic sales exclude the impact of acquisitions, divestitures and foreign exchange.

(4) Core earnings exclude restructuring charges of $538 million in 2003 and $1.48 billion in 2001.

GROWTH STRATEGIES ARE WORKING

In my 2001 Letter to Shareholders, I outlined five growth strategies. We've executed well over the last three years. Every strategy is delivering, and there's plenty of room for additional growth.

1. Build existing core businesses into stronger global leaders P&G's core businesses are Baby Care, Fabric Care, Feminine Care and Hair Care. These are categories in which P&G is #1 in global sales and #1 in global market share. Together, they generate more than half of the Company's total profits. Most important, they are categories in which we believe we can maintain and extend P&G leadership.

In fact, over the past three years, we have steadily expanded P&G's share in all these businesses. Baby Care now has a 36% global share - an increase of nearly four percentage points over the past three years. P&G's 35% share of global Feminine Care is up more than two percentage points in three years. We have a 31% share of global Fabric Care, and a 20% share of global Hair Care, each up one point or more in three years. For perspective, a one-percentage-point increase in market share across these four core businesses is worth about $1 billion in annual sales and more than $150 million in annual earnings.

[BAR CHART]

(Organic Unit Volume Growth
(% increase versus previous year)

2002            4%
2003            8%
2004           10%

[BAR CHART]

Free Cash Flow
(in billions of dollars)

2002            6.1
2003            7.2
2004            7.3

[LINE GRAPH]

Total Shareholder Return
(indexed versus June 30, 2001)

2. Grow leading brands, big countries, winning customers

I explained in 2001 that we intended to grow sales, market shares and profits - at rates above total Company targets - on our leading brands, in our biggest markets, in growing distribution channels, at winning retailers. Again, we've delivered and continue to build momentum.

P&G now has 16 billion-dollar brands, up from 10 just four years ago. One of these, Pampers, is a $5 billion brand. Another, Tide, is a $3 billion brand. And two others, Pantene and Ariel, are $2 billion brands. Eight of these billion-dollar brands are leaders in their category or segment. The portfolio of billion-dollar brands delivered compounded annual sales and profit growth of 7% and 16%, respectively, over the past three years.

Ten more P&G brands have sales between $500 million and $1 billion - with credible potential to pass the billion-dollar mark in the years ahead. We don't push brands to cross the billion-dollar line. They must have clear strategies to achieve and sustain the growth, a brand equity grounded in deep consumer insight and a solid innovation pipeline. But, as P&G brands join the billion-dollar club, the Company takes important steps toward the strategic goal of having global category leadership and the #1 global brand in every major category in which we compete.

All top 10 countries grew volume and sales. Over the past three years, we've demonstrated we can keep growing clear-cut leadership positions in core markets by being closer to consumers and customers, leading innovation, delivering superior value and building stronger local organizations. For example, in the U.S., P&G Feminine Care has added seven percentage points to its share leadership margin, and now has a 22-share-point advantage versus the next-best competitor. In the U.K., Baby Care has added nearly 13 points to its share leadership margin, and now has a 28-share-point advantage over the #2 competitor.

P&G is growing volume and share at 9 of our top 10 retail customers. Our strategy is to develop highly collaborative partnerships with customers so we both win when consumers choose where to shop and what to buy. We do this by leveraging P&G strengths in shopper understanding, innovation that drives category growth and supply chain efficiency.

3. Develop faster-growing, higher-margin, more asset-efficient businesses with global leadership potential

Health Care and Beauty Care businesses now represent

4

nearly half of Company sales and profits. Since July 2001, we've delivered double-digit compounded annual growth across the following Health Care and Beauty Care businesses:

- Skin Care sales are up 17% behind a strong initiative pipeline, including Olay Total Effects, Olay Daily Facials and Olay Regenerist.

- Hair Care sales are up 19% as we've strengthened global brands such as Pantene and Head & Shoulders and as we've added new brands like Clairol Herbal Essences.

- Oral Care sales are up 18% on the strength of a solid-base dentifrice business and fast-growing new segments led by Crest Whitestrips, Crest Night Effects and Crest SpinBrush.

- Pharmaceutical sales are up 26% and the business has become profitable - led by Actonel, which has grown about 90% a year over the three-year period. Actonel became a billion-dollar brand faster than any other brand in P&G history.

- Personal Health Care sales are up 15%, led most recently by Prilosec OTC, which achieved market leadership within five days of launch and continued to grow to its current 26% share of the heartburn remedy category.

In addition, profits in all of these Health Care and Beauty Care categories are up double-digits.

4. Regain growth momentum and leadership in Western Europe

We have turned around this critical business - one of the largest consumer markets in the world. Growth has been broad-based. Share is presently growing in categories representing about 80% of Western Europe sales. Baby Care and Feminine Care shares are now 50%. Laundry share is 30%. Shampoo, Feminine Care and Home Care shares are at all-time highs.

5. Drive growth in key developing markets

Developing markets now account for about 20% of P&G sales. P&G volume in key markets such as China and Russia has more than doubled in the past three years, significantly outpacing market growth. In China, P&G's Laundry and Oral Care market shares have all more than doubled in the past three years. And in Russia over the past three years, Laundry, Hair Care and Oral Care - all category leaders - have each earned at least five additional share points.

CONSISTENT PERFORMANCE

Three years of strong performance is a good start, but it's long term performance that counts. Consistent performance is not easy. Growing P&G sales 4%-6% per year is roughly the equivalent of adding a brand the size of Tide - every year.

ROOM TO GROW

These highlights demonstrate that P&G strategies are working. What's most important, however, is that there's plenty of room to keep growing.

Global market shares in core categories - those where P&G is already the global leader - are in the range of only 20% - 36%. In our most successful markets, we have shares that are nearly twice the level of our current global shares. As a result, we believe we can continue to expand P&G's market-share leadership in these important categories.

We're also optimistic that we can keep growing in big countries. For example, while we've restored much of P&G's leadership in Western Europe, we are still not back to peak share levels in several categories, such as Diapers and Laundry. Further, we are substantially underdeveloped in health and beauty. In Dentifrice, we have only a 13% share in Western Europe, versus a 32% share in North America. In Hair Care, we have an 18% share in Western Europe, but this is still 16 share points lower than in North America. We are committed to reaching best-in-class share levels in all major Western Europe categories.

With a strong core business that we will keep strong, we're now in a position to begin pushing out from that core into new markets, new channels, new customer segments and new businesses.

Beauty Care is a good example. P&G has about a 10% share of the nearly $170 billion global beauty market. With billion-dollar beauty brands and new capabilities added by Clairol and Wella, we are well positioned for strong growth.

In Health Care, we have strong, growing franchises in Crest, Iams and Prilosec OTC. We've only scratched the surface with Actonel, our first billion-dollar pharmaceutical brand, and we're optimistic about our pipeline, particularly Intrinsa, our female testosterone patch.

Home Care is another faster-growing, higher-margin growth opportunity. We have more than doubled P&G's Home Care business in the past three years. Still, P&G is a significant player in categories representing less than half of the total home care market.

Developing markets, with 80% of the world's population, are another opportunity. P&G's organic volume in these markets is growing more than 50% faster than in developed markets. As we build leadership scale, we believe we can grow developing markets to a third of P&G sales.

There are also important sources of continued bottom-line improvement. Global Business Services, for example, has locked-in substantial guaranteed savings over the next four fiscal years - and is expecting additional purchasing savings over the same period. In addition, the shift in our portfolio toward Health Care and Beauty Care has added almost three percentage points to the Company's gross margin over the past five years. We expect the more balanced portfolio to continue improving gross margins in the years ahead.

The key point is that P&G strategies are working, and there is plenty of room left to grow. We are committed to keep leading product innovation in our categories; nothing is more central to sustained growth than category-leading innovation. We are equally committed to continued innovation in marketing and sales, as well as other areas of the business. And we are focused on getting the most from dedicated business units, global scale and the strength of our growth businesses to capture the significant opportunities still ahead of us.

SOURCES OF CONFIDENCE

We're confident P&G can reliably deliver the future growth to which we've committed. Our strategies are working. There still is room to grow. Our strengths enable us to respond to external trends and challenges. Major changes are improving the consistency of P&G performance.

CHALLENGES PLAY TO P&G STRENGTHS

While our business is strong, and future prospects are bright, there are clearly challenges we must acknowledge and manage.

First, there are business issues we need to address in the near-term. Family Care and Coffee categories have experienced considerable price competition and commodity cost pressure. Hair Colorants faces heavy competitive activity. To become a leader in Colorants, we need an even more competitive cost structure; we need to lead innovation; and we need to build even stronger brand equities. We recognize these issues and are taking decisive steps to address them.

There are also the ever-present risks of complacency and complexity. When times are good, it's easy to lose focus, to lose touch with consumers and customers, to let costs rise. We recognize this, and are committed to keeping P&G businesses simple and focused like a laser on delivering superior consumer value and better customer service.

Competitive pressure, of course, is an unrelenting challenge. We compete against some of the best companies in the world, and they are not standing still. They are responding to P&G share growth with their own initiatives. Branded competition, as well as retailer brands in a variety of formats, present a constant challenge to lead innovation and offer superior value.

Another challenge is rising commodity costs. Where possible, we recover these costs via pricing. When we cannot fully price to recover higher costs, we must find offsetting cost savings elsewhere. We cannot permit

6

rising costs to erode the consumer value of P&G brands, particularly as brand choices and consumer expectations for value continue to grow.

Media fragmentation is yet another challenge. Today, the average U.S. household has access to 90 television channels, up from 27 channels a decade ago. Prime-time audience share for the big three U.S. networks has dropped 23 percentage points over the same period. The reality is that there is less "mass" in mass media today. We have to develop capabilities to communicate with consumers when, where and how they choose. We must be as innovative in marketing as we are in product design and development.

Global economic and political disruptions are also a continuing risk. Our diversified portfolio and geographic breadth provide significant shock absorption, but we must always closely monitor these situations so we can respond fast when crises occur - as we did in Latin America in 2003.

These are significant challenges. We believe, however, that P&G's strengths in branding, innovation, go-to-market capability and scale will help ensure that these challenges do not prevent us from delivering reliable, consistent growth.

- In a world of abundant consumer choice and retail consolidation, branding becomes more important than ever. P&G's proven ability to understand consumers and build billion-dollar brands that consumers love and retailers find indispensable can be an increasing source of advantage.

- In an environment of rising consumer expectations, relentless competition and rapid technological change, innovation becomes more important than ever. P&G is setting the pace of innovation in its major businesses today, and improving its innovation success rate. We are also thinking more broadly about what innovation is, where it comes from, who is responsible for it and how it can be commercialized. We're connecting externally with a global network of innovation partners and strengthening internal capabilities in design and marketing innovation.

- In a marketplace that is simultaneously global and local, P&G's go-to-market strengths and scale advantages are increasingly important. We have the ability to reap the benefits of a $50 billion global company while understanding and responding to needs in individual local markets.

P&G has a history of leading change. Our willingness to deal realistically with change and our proven ability to turn change - and the challenges it presents - to advantage are important sources of my confidence in P&G's future.

P&G'S GROWTH STRATEGY

Build existing core business into strong global leaders.

[GRAPHICS]

Grow leading brands in big countries with winning customers. Accelerate growth in Western Europe.

SYSTEMIC AND STRUCTURAL CHANGES ARE IMPROVING PERFORMANCE

I am also confident P&G can sustain growth because several systemic and structural changes implemented over the past few years are improving the consistency and reliability of P&G performance. Four changes in particular are enabling more consistent growth and are creating competitive advantage: a more balanced business portfolio, greater ability to serve lower-income consumers, a unique organization structure, and strong cash and cost control.

A Balanced Portfolio Creates Flexibility

We have moved toward a more balanced mix of household businesses and health and beauty businesses. Longer term, this more balanced portfolio will help us sustain strong revenue growth, absorb inevitable short-term "bumps in the road," and deliver more balanced, consistent, predictable profit growth.

P&G's foundation is household products. These are large businesses that are growing steadily and reliably generate earnings and cash. Overall Company performance has been driven by these foundation categories for generations. We grew P&G sales eightfold in the 1970s and 1980s when virtually all our business was in household categories. Our enthusiasm and expectations for these household businesses have not diminished. We remain the global leader in many of these businesses, and are growing fast in categories such as Home Care.

Health Care and Beauty Care are faster-growing, higher-margin businesses in which P&G is emerging as a global leader. We expect both Health and Beauty to be disproportionate engines of growth in the first decade of the 21st century. These businesses are appealing because they're huge markets - the beauty market is more than four times the size of the fabric care market, for example - with no dominant leaders. P&G shares are low, and we're developing the capabilities to grow rapidly.

We will keep our foundation healthy and growing while we build momentum in these newer businesses. Our near-term goal is to break out as a clear global leader in Beauty and to continue building Health Care at a fast rate. This makes P&G a unique investment proposition. We have strong healthy household businesses - anchored by leading, billion-dollar brands like Pampers, Ariel and Downy that are growing at rates above industry averages. We also have faster-growing, higher-margin health and beauty businesses that are growing ahead of both industry averages and P&G target growth rates. No other consumer products company offers this unique portfolio balance.

[GRAPHICS]

Accelerate faster-growing, higher-margin health and beauty business.

[GRAPHICS]

Accelerate growth in developing markets and with lower-income consumers.

Serving More Consumers Drives Growth

We are building capability to serve lower-income consumers who are not buying and using P&G products on a regular basis today.

There are major unserved and underserved populations in every market where P&G competes. The opportunity is greatest in developing markets. The risk, however, is greater, too. The key is to be selective, focused and disciplined. We have made clear choices about where we will focus P&G investments and efforts, and are executing plans in ways that minimize risks.

This approach is working in big developing markets such as China, Russia and Mexico. In China, for example, we entered the market in 1988. Our first categories were Shampoo, Skin Care and Personal Cleansing. We became market leaders in these categories, and developed distribution and supply chains to reach China's largest cities. In the mid-1990s, we entered Fabric Care, Feminine Care and Oral Care. Then, we entered Baby Care in the late 1990s.

We accelerated entry into these categories by using the distribution and supply chains we'd built earlier, and we leveraged P&G's branding and innovation strengths to win with consumers. We've doubled the size of P&G's China business over the past three years. We're now expanding these categories by innovating to the needs of more Chinese consumers. In 2001, P&G brands were focused on premium-tier consumers. The premium tier made up about 16% of the market in the categories where we competed. Today, we've expanded our product offerings to mid-tier consumers and are reaching more than 50% of the market. There still is room to grow, and we remain optimistic about P&G's potential in China.

A Unique Organization Structure Creates Advantage

I explained in my 2002 Letter to Shareholders that P&G had moved to a new operating structure. We organized around Global Business Units (GBUs), Market Development Organizations (MDOs), a Global Business Services organization (GBS) and Corporate Functions. We're now

8

able to capture the benefits of focused, smaller companies through dedicated GBUs while capturing the go-to-market strengths and capabilities of a $50 billion company through local market development organizations, the shared business services organization and lean corporate functions that ensure P&G's functional disciplines continue to lead the industry.

Global Business Units are able to develop clearer, better long-term growth strategies for P&G brands. They identify common consumer needs and quickly expand brands and product innovations to different markets around the world. They are aligned behind Total Shareholder Return metrics and are focused exclusively on leadership in their individual industries.

Other companies have this single-minded strategic business-unit focus, but P&G has two additional advantages that play to our unique combination of strengths:
Market Development Organizations and Global Business Services.

The MDO teams know local markets: people, retailers, supply chains and local governments. They have a broader portfolio of brands to meet a wider range of specific needs for local consumers and customers. They are aligned behind top-line growth, market share, cash, cost and value-creation objectives, and are focused exclusively on winning in local markets.

The key advantage of our structure is that the MDOs can focus 100% of their resources on local consumers and customers without duplicating product innovation, product sourcing, brand advertising or other activities that are now led by the Global Business Units. We have eliminated inefficient overlaps and, as a result, freed up resources to collaborate better with customers and focus exclusively on winning in local markets.

In addition, there is an intangible but important benefit that comes from P&G's "promote from within" culture. The men and women working in the GBUs and MDOs often know each other because they've spent their entire careers at P&G. They're focused on the same purpose. They have similar values. They've had similar career experiences. This strengthens their ability to debate issues, make decisions and execute with excellence.

The third advantage of P&G's structure is Global Business Services, which delivers better service and better technology at best-in-class costs to P&G businesses. Very few other companies in any industry have global business services capability that rivals P&G's for quality, innovation, cost and scale.

Multiply these benefits across categories, markets and trade channels, and you can see the scale advantages available to P&G:

- We can compete on multiple fronts simultaneously without spreading ourselves too thin.

-     We can deliver a higher frequency of new products across multiple markets.

- We can plan long term globally while focusing locally on superior execution every day.

In short, we can reap the benefits of global scale while acting like a local company everywhere we compete. P&G now has sufficient experience with the new structure to begin taking fuller advantage of the benefits it creates.

EARNING YOUR TRUST

P&G strategies, strengths, and the systemic and structural changes we've made to improve the reliability of our performance should give shareholders confidence that P&G can sustain double-digit earnings-per-share growth for the foreseeable future.

Focus on Cost and Cash Is Keeping P&G Brands Competitive

The final change I want to highlight is the degree to which cash and cost discipline is now ingrained in the organization. We're driving a cost-reduction and cash-improvement mindset deeper into the Company with clearer reporting structures, clearer accountability and the disciplined use of Total Shareholder Return at the business unit level.

P&G's approach to Research and Development is a good example. Historically, systems for evaluating R&D were strongly linked to technical product performance. There was a heavy focus on patents and internally generated innovation. There was less focus on perceived consumer value, on the cost/benefit trade-off for consumers versus competition, and on fast, successful commercialization.

In the new structure, R&D leaders are more effectively integrated into the global business units. There's greater emphasis on winning when consumers compare brands for overall value. We're integrating commercial and technical innovation more seamlessly, and we're leveraging the Company's "connect and develop" capability to build even stronger relationships with external innovation partners for increased speed to market.

We're accelerating the pace of innovation and increasing the efficiency of R&D investments. We've doubled P&G's innovation success rate. Our portfolio of initiatives launched in the last calendar year is on track to deliver more than 100% of going-in expectations. At the same time, R&D investment as a percent of sales is down from 4.5% of net sales three years ago to 3.5% of net sales this past fiscal year. P&G R&D is now much more effective and efficient.

The focus on rigorous cost control and cash management ensures consumer value that keeps P&G brands competitive worldwide.

STRENGTH OF P&G PEOPLE

It's been genuinely inspiring to watch the way P&G people have responded to the Company's challenges over the past four years. In the end, P&G people - their values and capabilities, commitment and dedication to excellence - are the best guarantee of consistent, reliable growth.

EARNING YOUR TRUST

The three factors I've outlined - strategies that are working, strengths that enable us to deal effectively with challenges and trends, systemic and structural changes that are improving the reliability of P&G performance - convince me that P&G can sustain double-digit earnings-per-share growth for the foreseeable future, particularly when combined with the capability and commitment of P&G people.

It's almost a cliche in CEO letters to shareholders to credit employees as a company's greatest asset. It's far more than a cliche at P&G. There is no greater evidence of this than the performance of P&G people over the past four years. We committed ourselves at the beginning of this decade to get P&G back on track and to ensure that P&G is and is seen as one of the world's great companies. In many companies, a crisis like the one P&G faced in the spring and summer of 2000 could have sent people running for the doors. Not here. P&G people are proud of their company, and they refused to let P&G be anything other than the industry leader we've always been. They dealt with the reality of what we were up against and set about the hard work of fixing problems, creating and seizing opportunities, and getting P&G back in the lead. It's been genuinely inspiring to watch and be part of this tremendous employee response.

Ultimately, this is the reason P&G is where it is today. P&G strategies provide clear direction. P&G systems and structure leverage P&G strengths. But it's P&G people who are the best guarantee of consistent, reliable growth. It's P&G people who create and execute strategies, who get to know consumers and create the innovations that delight them, who work side-by-side with customers and business partners. It's P&G people whose individual efforts ultimately deliver the returns we provide to you, as shareholders. In the end, you place your trust in P&G people. And, we work hard to earn your trust by delivering consistent, reliable sales and earnings growth year after year.

/s/ A.G. Lafley

A.G. Lafley
Chairman of the Board,                          August 6, 2004
President and Chief Executive

10

BALANCED ORGANIZATION

We rebalanced and refocused our Global Business Units to create units of about the same size. Beauty Care, Household Care, and Health, Baby and Family Care are each about $17 billion in sales. Individually, each would rank within the top 115 companies in the Fortune 500.(R)

ORGANIZATION/MANAGEMENT CHANGES

In July 2004, we realigned P&G's business units and made associated management changes. The realignments streamline our business operations to support further growth. They affect organization alignment only (they will not result in any special charges). P&G retains its unique Global Business Unit/Market Development Organization/Global Business Services structure. It is building businesses and delivering competitive advantage.

We're implementing these changes as several senior P&G leaders prepare to retire. We owe these leaders a great debt of gratitude. They have made lasting contributions to accelerating P&G's growth and building strong organizations. We'll tap their experience in their remaining months with the Company to ensure a smooth transition to the next generation of P&G leaders:

- STEVE DAVID, Chief Information Officer and Business-to-Business Officer. Steve will retire January 2, 2005 after more than 34 years of service.

- MIKE GRIFFITH, President - Global Beverages. Mike will retire January 2, 2005 after more than 23 years of service.

- MARK KETCHUM, President - Global Baby and Family Care. Mark will retire November 1, 2004 after more than 33 years of service.

- JORGE MONTOYA, President - Global Snacks and Beverages/Latin America Market Development Organization. Jorge will retire October 1, 2004 after more than 33 years of service.

- MARTIN NUECHTERN, President - Global Hair Care. Martin will retire June 30, 2005 after more than 26 years of service.

Why are we realigning the business units? Our Beauty and Health Care businesses have grown dramatically. As the size of key businesses changed with acquisitions and divestitures, it became clear we needed to rebalance and refocus our Global Business Units to create units of about the same size. Beauty Care, Household Care, and Health, Baby and Family Care are each about $17 billion in sales. Individually, each would rank within the top 115 companies in the Fortune 500.(R)

           Business Unit                                       Detail
-------------------------------------------------------------------------------------------------
Global Beauty Care                       Cosmetics, Deodorant, Feminine Care, Fine Fragrances,
                                         Hair Care, Hair Colorants, Personal Cleansing,
                                         Professional Hair Care, Skin Care
-------------------------------------------------------------------------------------------------
Global Household Care                    Coffee, Commercial Products Group, Fabric Care, Home
                                         Care, Snacks
-------------------------------------------------------------------------------------------------
Global Health, Baby and Family Care      Baby Care, Family Care, Oral Care, Personal Health Care,
                                         Pet Health and Nutrition, Pharmaceuticals
-------------------------------------------------------------------------------------------------

We also re-titled the combination of our Market Development Organizations, Global Business Services and other business functions into one new unit called Global Operations.

The four business units are led by vice chairmen:

- SUSAN ARNOLD is Vice Chairman - Global Beauty Care. Susan was previously the president - Global Personal Beauty Care and Global Feminine Care.

- BRUCE BYRNES is Vice Chairman of the Board - Global Household Care. Bruce was previously vice chairman of the board and president - Global Beauty and Feminine Care and Global Health Care.

- KERRY CLARK is Vice Chairman of the Board - Global Health, Baby and Family Care. Kerry was previously vice chairman of the board and president - Global Market Development and Business Operations.

- BOB MCDONALD is Vice Chairman - Global Operations. Bob was previously the president - Global Fabric and Home Care.

These vice chairmen and the other senior managers - line presidents and global staff officers - provide us with an extremely strong, collaborative leadership team. Few companies can match the diversity and breadth of their total experience. The changes build on our successful organization structure, and maintain significant continuity of leadership to drive further growth.

P&G'S BILLION-DOLLAR BRANDS

P&G added three billion-dollar brands this year: Actonel, Head & Shoulders and the Wella family of Professional and Retail Hair Care products. P&G has 16 brands with over one billion dollars in sales - up from 10 billion-dollar brands four years ago. Together, these 16 brands generate about $30 billion in annual sales.

FABRIC AND HOME CARE

[BAR CHART]

Net Sales
(in billions of dollars)

2002            11.6
2203            12.6
2004            13.9

[BAR CHART]

Net Earnings
(in billions of dollars)

2002            1.8
2003            2.1
2004            2.2

FISCAL YEAR 2004 RESULTS

The Fabric and Home Care business unit delivered another year of solid results. Volume increased 9%, sales grew 10% and net earnings grew 7%. The growth in fiscal 2004 came from strengthening leadership positions in existing categories, growing rapidly in developing markets and with lower-income consumers, and launching and leveraging new products that have created entirely new categories. In addition, we supported this exceptional top-line growth with increased investments in marketing and supply systems.

P&G grew its leadership share in the mature Fabric Care market to more than 31% of this $40 billion category. Innovations like Tide Clean White in China, Downy One Rinse in Latin America and Gain Fabric Enhancer in North America are great examples of new products that helped Fabric Care grow market share globally.

In addition, Home Care products such as Swiffer, Febreze, Mr. Clean Magic Eraser and Mr. Clean AutoDry Carwash have created entirely new product categories for P&G and our customers. These products led P&G Home Care to 12% unit volume growth.

WHAT'S WORKING

P&G's Fabric and Home Care business has accelerated pro?table market share and sales growth by improving fundamentals, strengthening innovation and developing low-cost activity systems to reach more consumers more profitably. Our business fundamentals are sound. Nearly all of our products test superior to the best competitive products and are supported by business-building marketing and advertising programs.

We have more than doubled our innovation success rate and more than doubled the future value potential of the innovations in our pipeline. Importantly, we are introducing new-to-the-world products that are making consumers' lives easier and building business for our trade customers.

We are satisfying more lower-income consumers with unique product designs and marketing programs. We are building unique activity systems that integrate product design, manufacturing supply chain and customer distribution systems to keep our costs competitive with local, low-cost competition. The Tide Clean White initiative is an excellent example of a locally tailored product using a low-cost activity system to significantly grow our share in China.

Over the past year we have profitably built global market share in all of our categories (detergents, fabric conditioners, dishwashing and surface care), and we begin ?scal year 2005 with strong momentum and a full innovation pipeline. Fabric and Home Care continues to be an important engine of growth for P&G.

   [GRAPHICS]           [GRAPHICS]         [GRAPHICS]           [GRAPHICS]

TIDE CLEAN WHITE     SWIFFER DUSTER      MR. CLEAN          GAIN FABRIC ENHANCER

Tide Clean White     The Swiffer         Mr. Clean Magic    The Gain brand
has led China's      household           Eraser and         delivered volume
laundry business     cleaning system     AutoDry Carwash,   growth of over
to a 50% market      franchise grew      two very           20% in the U.S.
share increase       volume by more      successful new     A steady stream
in 12 months.        than 20% versus     product            of new scents on
P&G now holds        the prior year.     innovations,       Gain laundry
over 16% value       New versions,       spurred this       detergent and
share of the         such as Swiffer     well-known brand   the launch of
China laundry        Duster with         to volume growth   Gain Fabric
detergent            Extendable          of nearly 20% in   Enhancer in
market.              Handle, continue    fiscal year 2004.  early 2003 have
                     to attract new                         driven the
                     consumers to the                       strong
                     brand.                                 performance.

BEAUTY CARE

[BAR CHART]

Net Sales
(in billions of dollars)

2002             10.7
2003             12.2
2004             17.1

[BAR CHART]

Net Earnings
(in billions of dollars)

2002             1.6
2003             2.0
2004             2.4

FISCAL YEAR 2004 RESULTS

The Beauty Care business unit delivered excellent results in fiscal 2004. Unit volume increased 37%, sales grew 40% and net earnings increased 22%. This excellent performance was driven by a combination of double-digit organic growth and the acquisition of Wella. Wella joined P&G Beauty Care in September 2003 and added approximately $3.3 billion to Beauty Care sales in fiscal 2004.

Beauty Care's organic growth was led by brands that have been favorites of consumers for many years. Head & Shoulders delivered 18% global volume growth and became P&G Beauty Care's fifth billion-dollar brand, joining Pantene, Always, Olay and Wella. Pantene passed the $2 billion sales mark and strengthened its position as the world's leading hair care brand. Olay grew global sales 26% with new innovations like Regenerist and continued growth of the Total Effects and Daily Facials product lines. Always feminine care products grew global volume double-digits and Tampax Pearl has helped grow the brand to over 46% of the U.S. tampon market. Lacoste, with annual volume up nearly 400% in just two years, has helped make P&G a global leader in men's fine fragrances.

WHAT'S WORKING

Leadership innovation and holistic marketing programs are the cornerstones of P&G Beauty's growth strategy. We are continuously improving the performance of our existing products and launching new products to meet previously unmet consumer needs. Products like Olay Total Effects, with our proprietary VitaNiacin ingredient, established Olay as the leader in anti-aging skin care. We then followed with Olay Regenerist - developed from wound-healing science and marketed to Olay skin care's most demanding consumers as an anti-aging alternative to cosmetic medical procedures. Next, we built upon the success of Regenerist in the U.S. and expanded it to delight consumers in all corners of the world. Priced at the top end of mass market skin care products, Regenerist is driving outstanding growth in China and Southeast Asia.

In addition, Beauty Care is successfully complementing innovation with acquisitions. In 2001, the Clairol acquisition moved P&G into the growing hair colorants category. In 2003, the addition of Wella connected P&G to the cutting edge of hair trends - the professional hair care market. Both acquisitions have expanded P&G's Beauty portfolio, added world-class brands and strengthened P&G's capabilities to win long term in Beauty Care.

Beauty Care is an attractive market. It has high margins, low capital intensity and is growing worldwide at a pace well ahead of population growth. Combined with P&G's historical capabilities in building leadership brands and leveraging scale for low costs, Beauty Care should be a growth leader for P&G for many years to come.

   [GRAPHICS]           [GRAPHICS]          [GRAPHICS]        [GRAPHICS]

WELLA                HEAD & SHOULDERS     OLAY              PANTENE

Wella joined the     In fiscal year       Olay is one of    The Pantene
P&G family in        2004, Head &         P&G's             brand passed a
September 2003,      Shoulders became     fastest-growing   significant
making P&G one       Beauty Care's        billion-dollar    growth milestone
of the largest,      fifth                brands, with      in fiscal year
most profitable      billion-dollar       global sales up   2004, delivering
Beauty Care          brand. Over the      26% in 2004.      over $2 billion
companies in the     past three           Regenerist,       in annual sales.
world.               years, global        Olay's latest
                     sales growth for     breakthrough in
                     Head & Shoulders     anti-aging, is
                     has averaged 16%     fueling strong
                     per year.            growth in the
                                          U.S. as well as
                                          in China and
                                          Southeast Asia.

BABY AND FAMILY CARE

[BAR CHART]

Net Sales
(in billions of dollars)

2002            9.2
2003            9.9
2004           10.7

[BAR CHART]

Net Earnings
(in millions of dollars)

2002            738
2003            882
2004            996

FISCAL YEAR 2004 RESULTS

Baby and Family Care delivered another strong year of volume, sales and profit growth. Unit volume grew 6%, net sales grew 8% and net earnings increased 13%.

The Baby Care business continued its strong global growth, increasing unit volume double-digits and growing global market share. Western Europe and Latin America led the way. Western Europe grew baby care market share to 50%, a five-year high, and Latin America grew diaper volume by almost 30%. In the U.S., Pampers delivered mid-single-digit volume growth behind continuing leverage of the Baby Stages of Development and Baby Dry product lines.

Family Care delivered modest volume growth in a difficult competitive environment. Despite competitive marketing spending increases and new product launches, Charmin and Bounty maintained market share and product performance leadership versus key competitors. Both brands announced price increases effective in July 2004 to partially offset rising commodity costs. The business is well positioned for profit growth in line with company targets in fiscal 2005.

WHAT'S WORKING

The strong results delivered by Baby and Family Care are a direct outcome of delighting consumers with better performing products that represent good value for the money, and a relentless focus on cost reduction and cash generation. We have strengthened all elements of our innovation system - better understanding consumers' desires, reducing innovation costs and lead times, and creating holistic marketing plans that resonate at every consumer touch point.

We are designing new products, such as Pampers Basica in Latin America, that are tailored to meet the unique product performance and affordability needs of lower-income consumers. Pampers diaper volume has grown double-digits in each Latin American market since the Basica launch. We have increased market share in Western Europe by continuing to leverage our Baby Stages of Development and Baby Dry diaper lines and by rapidly growing our Kandoo toddler personal care business.

Our investment in Baby Care's standardized manufacturing platform is paying off as we better leverage our scale for cost savings and faster speed to market with new products. We are improving manufacturing productivity, which helps reduce the capital investment necessary to meet increased consumer demand. We introduced our softest, strongest, thickest Charmin ever last year and simultaneously increased capacity and lowered costs. Cost-savings efforts have allowed us to maintain sharp consumer value, invest behind new products with strong marketing programs, offset rising commodity costs, and improve profit margins and cash generation - all of which are critical to delivering superior shareholder returns.

   [GRAPHICS]           [GRAPHICS]          [GRAPHICS]        [GRAPHICS]

PAMPERS              CHARMIN ULTRA        BOUNTY            PAMPERS BASICA

Pampers became       The latest           In early 2004,    Pampers Basica,
P&G's first          upgrade to           Bounty launched   designed to
brand to deliver     Charmin Ultra        a new array of    broaden the base
over $5 billion      has maintained       prints and        of consumers who
in annual sales.     the brand's          package formats.  can appreciate
                     advantages in        Bounty is the     and afford
                     softness,            clear market      Pampers, helped
                     thickness,           leader in the     increase baby
                     absorbency and       U.S., with over   care shipments
                     wet strength         40% share of      by almost 30% in
                     against all          category value.   Latin America.
                     competitors.

HEALTH CARE

[BAR CHART]

Net Sales
(in billions of dollars)

2002            5.0
2003            5.8
2004            7.0

[BAR CHART]

Net Earnings
(in billions of dollars)

2002            521
2003            706
2004            962

FISCAL YEAR 2004 RESULTS

The Health Care business unit delivered its fifth consecutive year of strong double-digit growth in volume, sales and profit. Volume increased 18%, sales grew 21% and net earnings increased 36% behind outstanding new product innovations and improving profit margins.

All of the Health Care business segments delivered great results in fiscal 2004. Actonel led the growth in Pharmaceuticals, building global value share in the fast-growing osteoporosis treatment category to become a billion-dollar brand. Personal Health Care growth was fueled by the launch of Prilosec OTC for the treatment of frequent heartburn. Prilosec OTC is widely regarded as one of the most successful over-the-counter health care launches ever. The Crest brand became the clear Oral Care market leader in the U.S. Crest Whitening Expressions and Vivid White drove share in the U.S. toothpaste segment to over 33%, and Crest Whitestrips Premium drove U.S. tooth whitening share to over 70%. Iams continued to deliver steady growth, posting its fifth consecutive year of U.S. market share increases. Iams is now the #1 pet nutrition brand in the U.S.

WHAT'S WORKING

P&G's Health Care business continues to be driven by a powerful combination of breakthrough innovation, strategic acquisitions and alliances, and operating cost discipline. In the last four years alone, new health care innovations have contributed more than $1.5 billion in incremental sales. This growth comes from a strict application of P&G's "launch and leverage" approach.

First, Health Care develops and launches outstanding new products with holistic introductory marketing plans and excellent in-store execution. Prilosec OTC is an excellent example of P&G's initiative launch capabilities.

Second, we leverage these new products with strong marketing support and product improvements for several years after initial launch. Two great examples of this "launch and leverage" approach are Crest Whitestrips and Actonel, which have continued to deliver strong sales growth in their third and fourth years in the market, respectively.

The acquisition of Crest SpinBrush in 2001 and Glide Floss last year have helped make P&G a leading player in all major segments of the oral care market. Upstream development alliances with pharmaceutical companies have helped us develop a full pipeline of life-enhancing drugs that are at various stages of testing. And while we invest to support new product launches and research to develop tomorrow's breakthrough new products, we are in tight control of operating costs. Only with strict cost control can we deliver new products at a great value for consumers while still delivering an excellent return for our shareholders.

   [GRAPHICS]           [GRAPHICS]          [GRAPHICS]        [GRAPHICS]

PRILOSEC OTC         ACTONEL              CREST              IAMS

Prilosec OTC         In fiscal year       Crest worldwide    Iams latest dog
became the           2004, Actonel        sales grew more    and cat
leading              became P&G's         than 13% in        nutrition
over-the-counter     third Health         fiscal year        innovation
heartburn remedy     Care brand to        2004, behind new   delivers a
in the U.S.          reach $1 billion     innovations like   significant
within five days     in global sales.     Crest              taste
of launch. First     Actonel reached      Whitestrips        improvement for
year retail          the                  Premium, Crest     better feeding
sales are            billion-dollar       Vivid White and    and includes
expected to          milestone in         Crest Whitening    seven nutrients
approach $400        just four years      Expressions.       for healthy
million.             based on global                         hearts.
                     alliance sales.

SNACKS AND BEVERAGES

[BAR CHART]

Net Sales
(in billions of dollars)

2002            3.2
2003            3.2
2004            3.5

[BAR CHART]

Net Earnings
(in millions of dollars)

2002            303
2003            306
2004            363

FISCAL YEAR 2004 RESULTS

Snacks and Beverages delivered strong profit growth in a difficult competitive environment. Volume increased 4%, sales grew 8% and net earnings increased 19% versus the prior year.

New products like Pringles Dippers, Pringles Prints and the Folgers AromaSeal package upgrade have kept P&G in the innovation lead. These initiatives also helped Snacks and Beverages post mid-single-digit unit volume growth for fiscal year 2004.

Folgers faced both rising coffee bean prices and heavy competitive promotional spending for much of the fiscal year. Despite these challenges, Folgers increased its leadership market share in the U.S. to 32%.

Pringles posted high-single-digit global volume growth for the year, led by North America and Western Europe, which both grew double-digits.

WHAT'S WORKING

P&G's Snacks and Beverages business is focused on continuing to strengthen the consumer appeal of its billion-dollar brands - Folgers and Pringles. This starts with leadership innovation. For Pringles, it is products like Prints, Dippers and customer-specific customization initiatives. For Folgers, it is products like the AromaSeal canister initiative and the Home Cafe system. These breakthroughs are being delivered on top of an ongoing stream of new flavors that continue to attract new consumers to these leading brands.

In addition to delivering leadership innovation, Pringles and Folgers are relentless at driving out non-value-added costs and improving capacity utilization. This strict cost focus is critical to maintaining superior consumer value. Profit margins for the segment have improved from 7% in fiscal 2001 to over 10% for fiscal 2004.

Much of the margin improvement has come from detailed cost-reduction programs and asset-utilization improvements on Pringles. Pringles and Folgers have very scale-driven cost structures, and we are leveraging the scale of these billion-dollar brands better than we have for many years.

Enhancing the consumer appeal of the brands and maintaining excellent consumer value is our simple recipe to keep Folgers and Pringles delighting consumers and delivering strong shareholder returns for many years to come.

   [GRAPHICS]           [GRAPHICS]          [GRAPHICS]        [GRAPHICS]

PRINGLES PRINTS      FOLGERS AROMASEAL    PRINGLES DIPPERS   FOLGERS HOME CAFE

Pringles Prints,     Folgers              Pringles Dippers   Folgers Home
our newest           AromaSeal            combines the       Cafe is a joint
technology-driven    package              irresistible       effort with
innovation in        innovation gives     taste of           leading coffee
snacks, allows       consumers fresh      Pringles and a     appliance
us to print          aroma and taste      stronger chip      manufacturers to
right on the         in every cup in      for dipping.       bring
chip. One            an                   Dippers began      affordable,
example,             easier-to-carry      shipping in        convenient and
Pringles Prints      package. This        Western Europe     personalized
with Trivial         innovation           in February        custom-brewing
Pursuit              helped Folgers       2004, and are      into the home.
Junior(TM)           reach an             off to a very
questions, began     all-time high        strong start.
shipping in June     market share.
2004.

MARKET DEVELOPMENT ORGANIZATION (MDO)

FISCAL YEAR 2004 RESULTS

The MDO is focused solely on winning the "First Moment of Truth" - when the consumer is shopping in the store. Our MDO professionals are on the ground in over 80 countries, and we have about 50 dedicated teams working directly with customers around the world. Their challenge is to be the experts at understanding local consumers and customers, and to use this knowledge to build customized business plans for our brands.

This clear focus again delivered great results. In fiscal year 2004, P&G's global volume growth was 17%, including the impact of the Wella acquisition. Organic volume growth, excluding acquisition and divestiture impacts, was 10% for the year, and each of P&G's market development regions delivered organic volume growth of 6% or higher. Developing markets, which accounted for about 20% of P&G's sales in fiscal 2004, grew volume by nearly 20% versus the previous year.

The growth strength was also broad-based across P&G's biggest brands, countries and customers. P&G grew volume at 9 of our top 10 customers, on all of our top 10 global brands, and in all of our top 10 countries. This established a solid foundation to grow P&G's smaller brands and markets. In fact, the balance of our top brands, countries and customers each grew volume at a double-digit rate - truly outstanding performance.

WHAT'S WORKING

The MDO is developing new capabilities that are making us better and stronger than ever before - allowing P&G to win the First Moment of Truth more often. We are:

- partnering with winning retailers to jointly create value through better understanding shopper habits, providing solutions that meet the retailers' marketing strategies and driving out non-value-added costs;

- improving the availability of our products on store shelves with supply system innovations that reduce out-of-stocks while reducing costs and inventories for P&G and retailers;

- reaching more of the world's consumers by broadening the distribution of our brands through new channels in developed markets and increasing penetration of smaller stores in developing markets;

- ensuring that our brands are priced to provide excellent consumer value by closely monitoring our pricing strategy versus all competitors, including private labels, and acting quickly to keep our flagship brands priced right;

- improving the in-store presence of P&G brands through better packaging, shelf layouts and unique customer merchandising events;

- improving the impact and success rate of P&G initiatives through holistic in-store marketing and local media relations programs.

After only five years in our new organization structure, we have made good progress building our skills to better market to shoppers and jointly create value with retailers. However, true to P&G's culture, we are never satisfied and will keep building on this foundation to ensure the MDO is a sustainable competitive advantage that will continue to get stronger.

[BAR CHART]

Top Ten Brands
(Volume Growth)

2002            3%
2003            8%
2004            9%

[BAR CHART]

Top Ten Countries
(Volume Growth)

2002            7%
2003           11%
2004            8%

[BAR CHART]

Top Ten Customers
(Volume Growth)

2002            12%
2003            13%
2004             8%

[PIE CHART]

Geographic Sales Split
(Fiscal Year 2004 Net Sales)

Developed Markets               79%
Developing Markets              21%

18 The Procter & Gamble Company and Subsidiaries

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

Procter & Gamble has been built through the generations by the character of its people. That character is reflected in our Purpose, Values and Principles and in how well we live them as individuals and as a Company. High quality financial reporting is one of our responsibilities - one that we execute with integrity.

High quality financial reporting is characterized by accuracy, objectivity and transparency. Management is responsible for maintaining an effective system of internal controls over financial reporting to deliver those characteristics in all material respects. The Board of Directors, through its Audit Committee, provides oversight. They have engaged Deloitte & Touche LLP to audit our consolidated financial statements, on which they have issued an unqualified opinion.

Our commitment to providing timely, accurate and understandable information to investors encompasses:

Communicating expectations to employees. Key employee responsibilities are reinforced through the Company's "Worldwide Business Conduct Manual," which sets forth the Company's commitment to conduct its business affairs with high ethical standards. Every one of P&G's employees - from senior management on down - is held personally accountable for compliance. The Worldwide Business Conduct Manual is available on our website at www.pg.com.

Maintaining a strong internal control environment. Our system of internal controls includes written policies and procedures, segregation of duties and the careful selection and development of employees. The system is designed to provide reasonable assurance that transactions are executed as authorized and appropriately recorded, that assets are safeguarded and that accounting records are sufficiently reliable to permit the preparation of financial statements that conform in all material respects with accounting principles generally accepted in the United States of America. We monitor these internal controls through control self-assessments by business unit management and an ongoing program of internal audits around the world.

Executing financial stewardship. We maintain specific programs and activities to ensure that employees understand their fiduciary responsibilities to shareholders. This ongoing effort encompasses financial discipline in our strategic and daily business decisions and brings particular focus to maintaining accurate financial reporting and effective controls through process improvement, skill development and oversight.

Exerting rigorous oversight of the business. We continuously review our business results and strategic choices. Our Global Leadership Council is actively involved - from understanding strategies to reviewing key initiatives, financial performance and control assessments. The intent is to ensure we remain objective in our assessments, constructively challenge the approach to business opportunities, identify potential issues and ensure reward and recognition systems are appropriately aligned with results.

Engaging our Disclosure Committee. We maintain disclosure controls and procedures designed to ensure that information required to be disclosed is recorded, processed, summarized and reported timely and accurately. Our Disclosure Committee is a group of senior-level executives responsible for evaluating disclosure implications of significant business activities and events. The Committee reports its findings to the CEO and CFO, providing an effective process to evaluate our external disclosure obligations.

Encouraging strong and effective corporate governance from our Board of Directors. We have an active, capable and diligent Board that meets the required standards for independence, and we welcome the Board's oversight as a representative of the shareholders. Our Audit Committee comprises independent directors with the financial knowledge and experience to provide appropriate oversight. We review significant accounting policies, financial reporting and internal control matters with them and encourage their independent discussions with our external auditors. Our corporate governance guidelines, as well as the charter of the Audit Committee and certain other committees of our Board, are available on our website at www.pg.com.

P&G has a strong history of doing what's right. We know great companies are built on strong ethical standards and principles. Our financial results are delivered from that culture of accountability, and we take responsibility for the quality and accuracy of our financial reporting. We present this information proudly, with the expectation that those who use it will understand our Company, recognize our commitment to performance with integrity and share our confidence in P&G's future.

/s/ A. G. Lafley                                    /s/ Clayton C. Daley, Jr.

A. G. Lafley                                        Clayton C. Daley, Jr.

Chairman of the Board,                              Chief Financial Officer
President and Chief Executive

                                The Procter & Gamble Company and Subsidiaries 19

TABLE OF CONTENTS

MANAGEMENT'S DISCUSSION AND ANALYSIS
   Overview                                                      29
   Results of Operations                                         32
   Segment Results                                               35
   Financial Condition                                           38
   Significant Accounting Policies and Estimates                 40
   Other Information                                             42
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM          44

AUDITED CONSOLIDATED FINANCIAL STATEMENTS
   Earnings                                                      45
   Balance Sheets                                                46
   Shareholders' Equity                                          48
   Cash Flows                                                    49
   Notes to Consolidated Financial Statements                    50

MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's Discussion and Analysis The purpose of this discussion is to provide an understanding of our financial results and condition by focusing on changes in certain key items from year to year. Management's Discussion and Analysis (MD&A) starts with an overview of the Company, followed by a review of results of operations and financial condition. Lastly, we provide insight to our significant accounting policies and estimates, and some other information you may find useful.

Throughout MD&A, we refer to several measures used by management to evaluate performance including unit volume growth, net outside sales and after-tax profit. We also refer to organic sales growth (net sales growth excluding the impact of acquisitions and divestitures and foreign exchange), free cash flow and free cash flow productivity, which are not defined under accounting principles generally accepted in the United States of America (U.S. GAAP). The explanation of these non-GAAP measures on page 43 provides more details. Management also uses certain market share estimates to evaluate our performance relative to competition - although there are limitations on the availability and comparability of this information. References to market share in MD&A are based on a combination of vendor-reported consumption and market size data, as well as internal estimates.

OVERVIEW

Our business is focused on providing branded products of superior quality and value to improve the lives of the world's consumers. We believe this will lead to leadership sales, profits and value creation, allowing employees, shareholders and the communities in which we operate to prosper.

Procter & Gamble markets over 300 branded products in more than 160 countries. Our products are sold primarily through mass merchandisers, grocery stores, membership club stores and drug stores. We compete in five distinct business segments: Fabric and Home Care, Beauty Care, Baby and Family Care, Health Care and Snacks and Beverages - and we manage the business and report our results on this basis. We have operations in over 80 countries through our Market Development Organization, which leads country business teams to build our brands in local markets and is organized along seven geographic areas: North America, Western Europe, Northeast Asia, Latin America, Central and Eastern Europe/Middle East/Africa, Greater China and ASEAN/Australasia/India.

The following charts provide the percentage of net sales and net earnings by business segment for the fiscal year ended June 30, 2004. These exclude information for Corporate, since it is not meaningful. For more information, please refer to the section on Corporate results on page 37 and Note 12 on page 65.

20 The Procter & Gamble Company and Subsidiaries

                                            MANAGEMENT'S DISCUSSION AND ANALYSIS

2004 Net Sales by Business Segment

[PIE CHART]

Fabric and Home Care            27%
Beauty Care                     33%
Baby and Family Care            20%
Health Care                     13%
Snacks and Beverages             7%

2004 Net Earnings by Business Segment

[PIE CHART]

Fabric and Home Care            32%
Beauty Care                     35%
Baby and Family Care            14%
Health Care                     14%
Snacks and Beverages             5%

In May 2004, we announced a realignment of some of our business units and associated management responsibilities. These changes are designed to streamline business operations and support further growth of the Company. Beginning with fiscal year 2004/2005, we will realign to three global business units: Beauty Care; Health, Baby and Family Care; and Household Care, which will include the current Fabric and Home Care business and the Snacks and Beverages business. Our financial reporting will continue to include supplemental information on the results of the current five business units. Each of the new Global Business Units and our Market Development Organization will be headed by a vice-chairman reporting to the chief executive officer. There will be no special charges associated with the organization realignment. We completed the divestiture of the Juice business in August 2004. For the fiscal year 2004/2005, results of the Juice business will be included in Corporate. All historical information will also be reflected in Corporate to provide segment results on a comparable basis.

Strategic Focus

We are focused on strategies that we believe are right for the long-term health of the Company and that will increase returns for our shareholders.

Our long-term financial targets include:

- Sales growth of 4% to 6% excluding the impact of changes in foreign exchange rates from year-over-year comparisons. On average, we expect approximately 2% of our growth to come from market growth; 1% to 3% of our growth to come from the combination of market share growth, expansion to new geographies and new business creation; and the remaining 1% to come from smaller, tactical acquisitions to access markets or round out our current business portfolios.

-     Earnings-per-share growth of 10% or better.

- Free cash flow productivity greater than 90% (defined as the ratio of operating cash flow less capital expenditures divided by net earnings).

In order to achieve these targets, we have focused Procter & Gamble's core strengths of branding, innovation, go-to-market capability and scale against the following growth areas:

- Drive our core businesses of Baby Care, Fabric Care, Feminine Care and Hair Care into stronger global leadership positions.

- Grow our leading brands in our biggest markets and with our largest customers.

- Invest in faster-growing businesses with higher gross margins that are less asset-intensive, primarily in the Health Care and Beauty Care segments.

- Build on opportunities in select developing markets and with lower-income consumers.

Sustainability

To sustain consistent and reliable sales and earnings growth in line with long-term financial targets, we have identified four key enablers:

- Building a diversified portfolio consisting of foundation businesses and higher growth businesses. Foundation businesses include many of our core product categories - those in our Fabric and Home Care, Baby and Family Care and Snacks and Beverages segments. These businesses provide a base for steady growth, strong operating cash flows and an excellent training ground for our future leaders. We are focused on expanding these categories through innovative products, offering our brands in more parts of the world and tailoring our products to meet the needs of more consumers (including lower-income consumers). To complement the steady growth of our foundation businesses, we are also focused on expanding our portfolio of brands and products to businesses with higher expected growth rates, particularly in the Health Care and Beauty Care segments. These segments generally have higher gross margins and lower capital requirements than the balance of the Company's portfolio. Over the past several years, we have increased the size of our Health Care and Beauty Care businesses and expect them to continue to provide a disproportionate percentage of growth for the Company.

- Investing in innovation and capability to reach more of the world's consumers with quality, affordable products. This not only includes a strong pipeline of initiatives on the base businesses, but also expansion of our brands to more geographies where we currently

                                The Procter & Gamble Company and Subsidiaries 21

MANAGEMENT'S DISCUSSION AND ANALYSIS

      do not have a major market presence. In addition, we are investing in innovation and capability to meet the needs of lower-income consumers, who may find our products unaffordable for daily use.

- Leveraging the Company's organizational structure to drive clear focus, accountability and improved go-to-market capability. We have an organizational structure that works together to leverage our knowledge and scale at the global level with a deep understanding of the consumer and customer at the local level. The Global Business Units (GBUs) leverage their deep consumer understanding to develop the overall strategy for our brands and are focused on delivering superior products, packaging and marketing. Working closely with the GBUs, the Market Development Organization (MDO) develops go-to-market plans at the local level, leveraging their understanding of the local consumer and customer. The MDO is focused on winning the "first moment of truth" - when a consumer stands in front of the shelf and chooses a product from among many competitive offerings. The GBU is focused on winning the "second moment of truth" - when the consumer uses the product and evaluates how well the product meets their expectations. Global Business Services (GBS) operates as the "back office" for the GBU and MDO organizations, providing world-class technology, processes and standard data tools to better understand the business and better serve consumers and customers. Services are provided by either GBS personnel or by partnering with highly efficient and effective providers.

- Focusing relentlessly to improve costs and generate cash. Each business unit is evaluated on their ability to improve profit margins and generate cash, for example, by increasing capacity utilization and meeting capital spending targets.

Summary of 2004 Results

For the fiscal year ended June 30, 2004, our sales, earnings and free cash flow grew above our long-term targets.

- Every business segment and, within the MDO, every geographic region posted volume growth.

- We increased our overall market share, with share growth in categories representing approximately 70% of the Company's net sales. We increased market share in each of our core businesses of Baby Care, Fabric Care, Feminine Care and Hair Care.

- Net sales increased 19%, including the impact of the Wella acquisition that was completed in September 2003. Organic sales increased 8%.

- Net earnings increased 25% behind higher volume and the completion of the Company's restructuring program, which reduced earnings by $538 million in 2003.

- Operating cash flows were $9.36 billion. Free cash flow productivity was 113%.

Market Overview and Challenges

Our market environment is highly competitive, with both global and local competitors. In many of the markets and industry segments in which we sell our products, we compete against branded products, as well as retailer and private-label brands. Additionally, many of the product segments in which we compete are differentiated by price (referred to as premium, mid-tier and value-tier products). Generally speaking, we compete with premium and mid-tier products and are well positioned in the industry segments and markets in which we operate - often holding a leadership or significant share position.

- Our Fabric and Home Care business operates in a global market containing numerous brands in each geography. We generally have the number one or number two share position in the markets in which we compete, with particular strength in North America and Western Europe. Fabric Care is one of our core businesses and we are the global market leader with approximately a 31% share. Three of our billion-dollar brands are part of the Fabric and Home Care business: Tide, Ariel and Downy.

- We compete in several categories of the Beauty Care market including Retail and Professional Hair Care, Skin Care, Feminine Care, Cosmetics, Fine Fragrances and Personal Cleansing. The Beauty Care markets in which we compete comprise approximately $170 billion in global sales, resulting in our having an overall share position of about 10%. Hair Care, one of our core businesses, is the market leader with approximately a 20% share of the global market. We are also the global share leader in the Feminine Care category, another core business, with approximately a 35% share of the market. Billion-dollar brands in Beauty Care include Pantene, Wella, Olay, Always and Head & Shoulders.

- In Baby and Family Care, we compete primarily in the Diapers, Baby Wipes, Bath Tissue and Kitchen Towel categories. Baby Care is one of our core businesses with a global share of approximately 36% of the market behind the strength of Pampers, a $5 billion-dollar brand. The markets in which we compete generally include two to three global companies, as well as local competitors and retailer brands. Family Care is predominantly a North American business with the Bounty and Charmin brands, each with annual sales over one billion dollars.

- Our Health Care business competes in several distinct product categories including Oral Care, Pharmaceuticals, Over-the-counter (OTC) Gastrointestinal and Respiratory Medications and Pet Health and Nutrition. In Oral Care, there are four global competitors in the market, of which we have the number two share position. Our Pharmaceuticals business has almost 30% of the global bisphosphonates market for the treatment of osteoporosis under the Actonel brand. Actonel, along with Crest and Iams, each have annual sales over one billion dollars.

22 The Procter & Gamble Company and Subsidiaries

                                            MANAGEMENT'S DISCUSSION AND ANALYSIS

-     In Snacks and Beverages, we compete primarily in two industry categories:
      Salted Snacks and Coffee. In Salted Snacks, we compete against both global and local companies. One global company dominates the category. In Coffee, we hold a leadership position of the brands sold predominantly through grocery, mass merchandise and club membership stores in the United States (U.S.). We recently completed the divestiture of our Juice business. Two of our billion-dollar brands are in Snacks and Beverages - Pringles and Folgers.

Forward-Looking Statements

We discuss expectations regarding our future performance and future events and outcomes, such as our business outlook and long-term objectives, in our annual and quarterly reports, press releases and other written and oral communications. All statements, except for historical and present factual information, are "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Security Litigation Reform Act, and are based on currently available competitive, financial and economic data and our business plans. Forward-looking statements are inherently uncertain, and investors must recognize that events could be significantly different from our expectations.

Ability to Achieve Business Plans. We are a consumer products company and rely on continued demand for our products. To achieve our business plans, we must develop and sell products that appeal to our consumers and customers. Our continued success is dependent on leading-edge innovation (with respect to both products and operations) and effective sales, advertising and marketing programs in an increasingly fragmented media environment. Our ability to innovate and execute in these areas will determine the extent to which we are able to grow existing sales and volume profitably despite high levels of competitive activity, especially with respect to the product categories and geographic markets (including developing markets) in which we have chosen to focus. There continues to be competitive product and pricing pressures in the environments in which we operate, as well as challenges in maintaining profit margins. We must manage each of these, as well as maintain mutually beneficial relationships with our key customers, in order to effectively compete and achieve our business plans. Since our long-term goals include a growth component tied to acquisitions, we must manage and integrate key acquisitions, including the Wella acquisition.

Cost Pressures. Our costs are not fixed but fluctuate, particularly due to currency and interest rate fluctuations and the cost of labor and raw materials. Therefore, our success is dependent, in part, on our continued ability to manage these fluctuations through pricing actions, sourcing decisions and certain hedging transactions. In the manufacturing and general overhead areas, we need to maintain key manufacturing and supply arrangements, including sole supplier and sole plant arrangements, and successfully implement, achieve and sustain cost improvement plans, including our outsourcing projects.

Global Economic Conditions. Economic changes, terrorist activity and political unrest may result in business interruption, inflation, deflation or decreased demand for our products. Our success will depend in part on our ability to manage continued global political and/or economic uncertainty, especially in our significant geographical markets, as well as any political or economic disruption due to terrorist activities.

Regulatory Environment. Changes in laws, regulations and the related interpretations, including changes in laws that affect our products, as well as changes in accounting standards, taxation requirements, competition laws and environmental laws, may alter the environment in which we do business. Accordingly, our ability to manage regulatory, tax and legal matters and to resolve pending matters within current estimates may impact our results.

RESULTS OF OPERATIONS

Volume and Net Sales

Unit volume for the 2004 fiscal year increased 17%, with all business segments and geographic regions achieving unit volume growth. Unit volume growth was led by Beauty Care, up 37%, and Health Care, up 18%. Excluding the impact of acquisitions and divestitures, primarily Wella, unit volume for the Company increased 10%. This exceeded prior year results due to the volume growth on our largest brands, double-digit gains from developing markets, incremental volume from product initiatives and an overall increase in our market share position.

- Unit volume in developing markets increased 19%, led by strong gains in Greater China.

- Each of our top 16 brands increased volume versus the prior year (representing approximately 55% of total Company volume).

- All 16 of our top countries increased volume (representing approximately 85% of total unit volume).

                                The Procter & Gamble Company and Subsidiaries 23

MANAGEMENT'S DISCUSSION AND ANALYSIS

Sales reached a record level of $51.41 billion in 2004, an increase of 19%. Organic sales increased 8%, well above our long-term target. Net sales increased behind volume growth, including the addition of Wella, and a positive foreign exchange impact of 4% due primarily to the strengthening of the Euro, British pound and Canadian dollar. Product mix reduced sales growth by 1%, reflecting higher growth in developing markets, including Greater China and Latin America, which generally have an average unit sales price lower than the Company average. Pricing adjustments reduced sales growth by 1% as we sharpened Family Care and Coffee category pricing to remain competitive on shelf. We also took pricing actions to improve consumer value and stimulate growth in selected product categories, including Fabric Care and Feminine Care.

[BAR CHART]

Net Sales
(in billions of dollars)

2002            40.2
2003            43.4
2004            51.4

2004 Net Sales by Geography

[PIE CHART]

North America             50%
Western Europe            24%
Northeast Asia             5%
Developing Geographies    21%

Net sales in 2003 were $43.38 billion, exceeding 2002 sales by $3.14 billion, or 8%. Volume growth of 8% was broad-based, with particular strength in Fabric and Home Care, Beauty Care and Health Care. Net sales included a favorable foreign exchange impact of 2%, as the strength of the Euro was partially offset by weakness in certain Latin American currencies. The foreign exchange impact was offset by pricing of 2% to deliver consistent consumer value, stimulate growth and remain competitive in key categories, including Diapers, Tissue, Hair Care, Feminine Care, Teeth Whitening and Coffee.

Operating Costs

Gross margin in 2004 was 51.2%, an increase of 220 basis points versus the previous year. Charges for the restructuring program that was substantially completed in 2003 accounted for 80 basis points of the improvement. Of the remaining gross margin expansion, approximately 90 basis points was driven by the scale benefit of increased volume and 40 basis points was due to the addition of Wella, which has a higher gross margin than the balance of the Company. Supply chain savings and favorable product mix benefits were offset by the impact of higher commodity costs and pricing actions. In 2003, gross margin was 49.0% which was an improvement of 120 basis points versus 2002. Lower restructuring program charges accounted for 40 basis points of the improvement, with the remainder due to lower material costs and the benefits of our supply chain savings programs. Before-tax restructuring program charges included in cost of products sold were $381 million in 2003 and $508 million in 2002.

[BAR CHART]

Gross Margin Progress
(% of sales)

2002            47.8%
2003            49.0%
2004            51.2%

                                                                Years ended  June 30
                                             -----------------------------------------------------------
                                                                        Basis                   Basis
                                             2004           2003     point change    2002    point change
                                             ----           ----     ------------    ----    ------------
Comparisons as a percentage of net sales
Gross margin                                 51.2%          49.0%        220         47.8%       120
Selling, general and administrative          32.1%          30.9%        120         31.2%       (30)
Operating margin                             19.1%          18.1%        100         16.6%       150
Earnings before income taxes                 18.2%          17.4%         80         15.9%       150
Effective tax rate                           30.7%          31.1%        (40)        31.8%       (70)
Net Earnings                                 12.6%          12.0%         60         10.8%       120

24 The Procter & Gamble Company and Subsidiaries

                                            MANAGEMENT'S DISCUSSION AND ANALYSIS

Selling, General and Administrative expense (SG&A) in 2004 was 32.1% of net sales, an increase of 120 basis points compared to the previous year. The majority of the basis point increase is due to Wella, reflecting a higher ratio of SG&A expense to net sales than the base business. Restructuring program charges in the base period, that accounted for an improvement of 90 basis points, were more than offset by increases in marketing spending. Marketing investments were made behind product launches including Prilosec OTC, Crest Whitestrips Premium and the expansion of Olay Regenerist, as well as continued support for the base business. The decrease in SG&A as a percentage of net sales in 2003 versus 2002 was driven by lower restructuring program charges which more than offset additional marketing investments behind new product launches and expansions of existing brands, including Tide with Bleach, Swiffer Duster, Crest Whitestrips and Olay Regenerist. SG&A included before-tax restructuring program charges of $374 million in 2003 and $519 million in 2002.

[BAR CHART]

Selling, General and Administrative Expenses
(% of sales)

2002            31.2%
2003            30.9%
2004            32.1%

Non-Operating Items

Non-operating items include interest expense, divestiture gains and losses, as well as interest and investment income.

Interest expense increased $68 million to $629 million in 2004, primarily due to additional debt to support the acquisition of Wella. Interest expense was $561 million in 2003 and $603 million in 2002. The decline in interest expense in 2003 versus 2002 was driven by lower debt balances and interest rates. Going forward, we expect interest expense to increase, reflecting both debt levels and rates, as well as the interest associated with the guaranteed dividend payment to Wella minority shareholders.

Other non-operating income was $152 million in 2004 compared to $238 million in 2003 and $308 million in 2002. Over the three year period, non-operating income declined primarily due to lower gains from divestitures. During the restructuring program, we divested non-strategic brands. As this activity has declined, other non-operating income has trended lower. Next fiscal year, non-operating income may increase, reflecting the divestiture of the Juice business in August 2004.

The effective tax rate for 2004 declined 40 basis points driven primarily by the country mix impact of foreign operations, as earnings increased disproportionately in countries with lower overall tax rates. The country mix impacts of foreign operations reduced the Company's effective tax rate to a larger degree in 2004 and 2003 than in 2002. The tax rate is expected to decline again in 2005, absent any legislative changes that affect current plans.

Net Earnings

Net earnings in 2004 increased 25% over the prior year. Earnings growth was primarily driven by increased volume and the completion of the Company's restructuring program. Improvements to earnings from gross margin expansion were partially offset by increased marketing spending to support product initiatives and base business growth. The acquisition of Wella had no material impact on earnings.

Prior year results include $538 million of after-tax charges related to our restructuring program, which represents approximately 10 percentage points of the earnings growth. These charges covered enrollment reductions, manufacturing consolidations and portfolio choices to scale back or discontinue under-performing businesses and initiatives. The restructuring program was substantially completed in 2003. Beginning this year, we are continuing to take the necessary, on-going actions to maintain a competitive cost structure, but such activities are part of normal operations.

In 2003, net earnings increased 19% compared to 2002, representing a 120 basis point increase in earnings margin. Increased earnings were driven by volume growth, the shift in mix to higher profit products in the Health Care and Beauty Care segments, lower restructuring program costs and improved gross margin. After-tax restructuring program charges were down $168 million compared to total charges of $706 million in 2002.

                                The Procter & Gamble Company and Subsidiaries 25

MANAGEMENT'S DISCUSSION AND ANALYSIS

Diluted net earnings per share were $2.32, an increase of 25%, and above our long-term target. Diluted net earnings per share were $1.85 in 2003 and $1.54 in 2002, including restructuring program impacts of $0.19 and $0.26 per share, respectively.

[BAR CHART]

DILUTED NET EARNINGS
(Per common share)

2002            1.54
2003            1.85
2004            2.32

Net Earnings Margins

The progressive increase in net earnings margin to 12.6% reflects the scale benefits from higher volume and the completion of our restructuring program, as well as improvements due to cost savings and the shift to businesses with a higher margin than the Company average.

SEGMENT RESULTS

Product-based segment results reflect information on the same basis we use for internal management reporting and performance evaluation. These segment results exclude certain costs included in the Consolidated Financial Statements (e.g., interest expense, other financing costs, investing activities and certain restructuring costs), which are reported in Corporate.

As described in Note 12 of the financial statements, we have investments in certain companies where we do not control the financial and operating decisions and, therefore, do not consolidate them ("unconsolidated entities"). Because these investments are managed as integral parts of the Company's business units, they are accounted for as if they were consolidated subsidiaries for management and segment purposes.

This means we recognize 100% of each income statement component to before-tax earnings and eliminate the minority interest to determine segment after-tax earnings. Included in Corporate are entries to eliminate the individual revenue and expense line items, adjusting the method of accounting to the equity method as required by U.S. GAAP.

Fabric and Home Care

Fabric and Home Care unit volume was up 9% behind growth on established brands such as Tide, Ariel, Gain and Ace and the success of initiatives including Mr. Clean Magic Eraser, Mr. Clean AutoDry, Swiffer Duster, Gain Fabric Enhancer and the expansion of Febreze. Both the Fabric Care and Home Care businesses continue to grow or maintain market share on most key brands. Net sales increased 10%, to $13.87 billion. Sales growth includes a positive 3% foreign exchange impact. Pricing of negative 1% was primarily driven by actions to maintain competitive shelf pricing in key geographies, including North America and Western Europe. Mix reduced sales by 1% driven primarily by double-digit growth in developing markets, including the continued success of initiatives such as Tide Clean White in China and Downy One Rinse in Latin America. Products in developing markets generally have a lower average sales rate per unit than the segment average.

Net earnings increased 7% to $2.20 billion. Net earnings margin was down slightly compared to 2003 due to the mix effect of disproportionate growth outside of the U.S. (as we expanded our business in certain geographies including China, India and Eastern Europe) and marketing investments behind new product initiatives. Startup costs for increased liquid detergent capacity in North America to support new product initiative activity and investments in supply chain optimization also contributed to the lower net earnings margin.

                                            Net Sales Change Drivers Versus Year Ago
                            ----------------------------------------------------------------------------
                                         Volume
                                       Excluding
                                     Acquisitions &     Foreign                                  Total
                            Volume    Divestitures      Exchange     Pricing      Mix/Other    Net Sales
                            ------   --------------     --------     -------      ---------    ---------
Fabric and Home Care           9%          9%              3%          -1%           -1%          10%
Beauty Care                   37%         10%              4%          -1%            -%          40%
Baby and Family Care           6%          6%              4%          -1%           -1%           8%
Health Care                   18%         17%              3%           -%            -%          21%
Snacks and Beverages           4%          4%              4%          -1%            1%           8%
Total Company                 17%         10%              4%          -1%           -1%          19%

26 The Procter & Gamble Company and Subsidiaries

                                            MANAGEMENT'S DISCUSSION AND ANALYSIS

In 2003, volume grew 9%. Net sales increased 8% to $12.56 billion compared to $11.62 billion in 2002. Foreign exchange contributed a positive impact of 1% to overall sales, driven primarily by the strength of the Euro. Sales were negatively impacted by 1% due to pricing, primarily in North America and Western Europe. Sales were also reduced by 1% from mix due to growth of lower-priced products, including rapid growth in developing markets and broadening of the mid-tier portfolio of brands in major geographies. Net earnings were $2.06 billion, a 12% increase from $1.83 billion in 2002, driven primarily by volume growth and lower manufacturing costs. The impact of volume growth and lower manufacturing costs on earnings was partially offset by increased marketing spending in support of new product launches and expansion of existing brands.

Beauty Care

Beauty Care unit volume increased 37%. Excluding the impact of the Wella acquisition, unit volume increased 10% behind broad-based growth in the Hair Care, Personal Beauty Care and Feminine Care businesses. Global Hair Care volume increased double-digits, despite low single-digit growth in North America, with particular progress on the Head & Shoulders, Pantene, Herbal Essences and Rejoice brands. In Feminine Care, double-digit volume growth was driven by Always/Alldays, Tampax Pearl in the U.S. and Naturella in Latin America. In Personal Beauty Care, Olay and SK-II delivered double-digit volume growth, as did the Fine Fragrances business. Net sales increased 40% to $17.12 billion. Sales growth includes a positive foreign exchange impact of 4%, partially offset by negative pricing of 1%. Pricing includes actions to support the Hair Care, Colorants and Cosmetics businesses in North America and the Feminine Care business in Western Europe. Overall Beauty Care market share increased, as sales growth out-paced market growth in key categories including Skin Care, Feminine Care and Hair Care products.

Net earnings increased 22% to $2.42 billion. Volume benefits, including the addition of Wella, and lower material costs were partially offset by marketing investments to support product initiatives and the base business. Earnings margin decreased due to the impact of the higher SG&A expense ratio for Wella. The Wella acquisition was accretive to Beauty Care earnings and had no material impact on Company earnings after including the impacts of interest and amortization expense, which are included in Corporate. Going forward, we will continue to make progress on collaboration plans designed to deliver synergies and margin progress. Some of these actions will result in additional one-time charges next year largely to be reflected in Corporate as part of the Company's ongoing effort to maintain a competitive cost structure. Excluding these impacts, Wella is expected to be accretive to the Beauty Care segment and about neutral to the Company in 2005.

In 2003, unit volume grew 15%. Excluding the impacts of the Clairol acquisition, unit volume increased 8% led by growth in Hair Care. Net sales grew 14% to $12.22 billion, as volume increases and a positive 3% impact from foreign exchange were partially offset by a negative 2% impact from pricing and 2% from mix. Pricing was driven by price reductions taken to expand our portfolio of Hair Care brands to consumers that shop within the category's lower-priced, mid-tier brands. The mix impact was driven by the increased sales of Clairol brands, which carry lower revenue per unit than the Company's base Hair Care brands. Net earnings grew 23% to $1.98 billion. Approximately half of this increase was driven by volume, with the remainder driven by reductions in manufacturing costs through restructuring, base savings programs and lower material costs. Lower overhead spending due, in part, to the Clairol integration, was offset by investments in marketing. In 2002, Beauty Care net sales were $10.72 billion and net earnings were $1.61 billion.

Baby and Family Care

Baby and Family Care unit volume increased 6% driven primarily by double-digit growth in Baby Care, including gains in Western Europe and developing markets, and low single-digit growth in Family Care. Family Care volume growth reflects a difficult competitive environment marked by increased promotional spending, particularly in North America. Net sales for the segment grew 8% to $10.72 billion including a positive foreign exchange impact of 4%. Sales were negatively impacted by pricing of 1%, primarily due to increased competitive promotional activity in North America Family Care. Mix reduced sales by 1% due primarily to strong Baby Care growth in developing markets, where unit sales prices are generally lower than the segment average.

Net earnings were $996 million, an increase of 13% compared to 2003. Baby Care delivered profit growth from higher volume and product cost savings. Family Care earnings declined slightly due to increases in commodity costs (both pulp and natural gas) and increased spending for pricing. We announced North America Family Care increased prices effective in July to partially recover increases in commodity costs.

In 2003, Baby and Family Care delivered unit volume growth of 7%. Net sales grew 8% to $9.93 billion compared to $9.23 billion in 2002. Sales growth included a 3% positive foreign exchange impact and 1% positive mix impact, partially offset by a 3% negative impact from pricing. Positive mix was driven by increased sales of higher-priced, premium-tier diapers. The pricing impact was driven by targeted investments to match competitive pricing and merchandising across the segment, primarily in North America and Western Europe. Net earnings were $882 million, an increase of 20% compared to $738 million in 2002.

                                The Procter & Gamble Company and Subsidiaries 27

MANAGEMENT'S DISCUSSION AND ANALYSIS

Earnings growth was primarily achieved through increased scale from volume growth and lower product cost behind base business and restructuring savings.

Health Care

Health Care unit volume increased 18%. All categories grew volume, with double-digit gains in the Pharmaceutical, Personal Health Care and Oral Care businesses, as well as solid growth in Pet Health and Nutrition. Volume was driven by initiatives, including the successful launch of Prilosec OTC and the continued expansion of Actonel. Developing markets also delivered double-digit volume gains, particularly in China behind Crest. Net sales increased 21% to $6.99 billion. Foreign exchange increased sales 3%.

Net earnings increased 36% to $962 million. Earnings growth was primarily driven by sales growth behind initiatives and margin expansion due to product mix, manufacturing cost savings and lower overhead spending as a percentage of sales. Product mix expanded margin as Pharmaceuticals, which has a higher margin than the balance of the business, made up a larger percentage of segment sales. Mix-driven margin expansion was negatively impacted by increased marketing spending behind the strong initiative program and a growing base business. Each category delivered double-digit earnings growth.

In 2003, unit volume increased 18% led by Oral Care and Pharmaceuticals. Net sales for the year were $5.80 billion, an increase of 16% as compared to $4.98 billion in 2002. A favorable foreign exchange impact of 2% was more than offset by a negative pricing impact of 2%, primarily driven by lower pricing on Crest Whitestrips in response to a competitive entry, and a negative mix impact of 2%. The negative product mix impact was primarily driven by growth in developing markets and a shift in Actonel volume mix, which is sold under an alliance agreement, to support the global Once-a-week dosage launch. Net earnings for Health Care were $706 million, an increase of 35% compared to $521 million in 2002. The majority of the increase was driven by volume growth and the shift to higher-margin Oral Care and Pharmaceuticals products, partially offset by additional marketing investments to support product initiatives.

Snacks and Beverages

Snacks and Beverages unit volume increased 4%. Folgers and Pringles, each with sales in excess of one billion dollars, grew volume by mid-single digits. Net sales were $3.48 billion, an increase of 8%. Foreign exchange positively impacted sales by 4%. Product mix increased sales by 1%, primarily driven by faster growth of Folgers, which has a higher unit sales rate than the segment average. Pricing reduced sales by 1% reflecting high promotional spending in the Coffee category.

Net earnings were $363 million, an increase of 19%, as volume and base business savings more than offset higher commodity costs.

In 2003, unit volume declined 2% reflecting the impact of the business interruption on Snacks shipments caused by tornado damage to the Jackson, Tennessee manufacturing facility, as well as softness in the Juice category. Net sales were $3.24 billion, or essentially flat versus the previous year. Sales growth included a positive 3% impact from foreign exchange and 1% impact from mix, which were partially offset by a negative 2% impact from pricing. Net earnings were $306 million compared to $303 million in 2002. Despite the impact of the tornado and lower volume, net earnings increased due to reductions in cost of products sold, reflecting the impact of both base business and restructuring savings.

In August 2004, the Company divested the Juice business. The gain associated with the divestiture will likely be offset by lost contribution within the fiscal year. Effective July 1, 2004, the current and historical results of Juice will be reflected in Corporate.

Corporate

Corporate includes amounts and activities not allocated to specific business units. These include: the results of incidental businesses managed at the corporate level, financing and investing activities, intangible asset amortization, certain restructuring charges and other general corporate items. In addition, Corporate generally includes the historical results of divested businesses, including the Jif and Crisco businesses, which were spun off from the former Food and Beverage segment.

Corporate net sales primarily reflect the adjustment to eliminate the sales of unconsolidated entities included in business segment results. In 2002, Corporate also includes the net sales of Jif and Crisco, which were spun off. Corporate earnings improved in 2004, as the prior year included restructuring program charges. This improvement was partially offset by higher interest and intangible asset amortization charges associated with Wella, hedging impacts and current year charges for projects to maintain a competitive cost structure. Lower Corporate earnings in 2003 primarily reflected the impact of the Jif and Crisco operations in the base period. Corporate earnings were also lower due to increased financing of employee benefit plans and hedging impacts from a stronger Euro, partially offset by decreased restructuring program costs.

28 The Procter & Gamble Company and Subsidiaries

                                            MANAGEMENT'S DISCUSSION AND ANALYSIS

FINANCIAL CONDITION

We believe our financial condition continues to be of high quality, as evidenced by our ability to generate substantial cash from operations and ready access to capital markets at competitive rates. We do not anticipate material changes to cash flow trends, although actual cash and debt balances will be influenced by a variety of factors, including acquisitions and other investment opportunities. For example, there is currently proposed legislation in the U.S. that could precipitate a substantial short-term change in our cash repatriation patterns under favorable conditions. Such an opportunity, and its implications, would need to be addressed once the provisions of the law are finalized and enacted.

Operating cash flow provides the primary source of funds to finance operating needs and capital expenditures. Excess operating cash is used first to fund shareholder dividends. Other discretionary uses include share repurchase activities and acquisitions. As necessary, we may supplement operating cash flow with debt to fund these activities. The overall cash position of the Company reflects our strong business results and a global cash management strategy that takes into account liquidity management, economic factors and tax considerations. This includes the potential tax on repatriating cash balances to the U.S. versus other long-term offshore funding opportunities.

Operating Activities

In 2004, operating cash flow was $9.36 billion compared to $8.70 billion in 2003, representing an increase of 8%. Higher net earnings were the primary driver of the increase in operating cash flow. Operating cash flow growth trailed earnings growth due to an increase in accounts receivable, cash payments for restructuring program charges accrued last fiscal year and a dividend received from a joint venture in the base period.

The impacts of business growth on cash flow have been kept to a minimum as a result of the Company's focus on cash management. Accounts receivable days sales outstanding and inventory days on hand improved from June 30, 2003, excluding the impact of Wella.

We view free cash flow as an important measure because it is one factor impacting the amount of cash available for dividends and discretionary investment. It is defined as cash from operating activities less capital expenditures and is one of the measures used to evaluate senior management and determine their at-risk compensation. In 2004, free cash flow was $7.34 billion compared to $7.22 billion in 2003 and $6.06 billion in 2002. Free cash flow in 2004 reflects increased operating cash flow, partially offset by increased capital expenditures, although spending was in line with our target of capital spending at or below 4% of sales. Capital spending in 2003 was well below historical levels and the long-term target.

Free cash flow productivity, defined as the ratio of free cash flow to net earnings, was 113%, above the Company's long-term target of 90%. Free cash flow productivity was 139% in 2003.

Free Cash Flow and Free Cash Flow Productivity (in billions and as % of net earnings)

[BAR CHART]

Free Cash Flow and Free Cash Flow Productivity
(in billions and as % of net earnings)

Investing Activities

Acquisitions. Net cash used for acquisitions in 2004 was $7.48 billion. The primary drivers were the acquisition of Wella and the purchase of the remaining stake in our China venture with Hutchison Whampoa China Ltd. (Hutchison). The initial Wella acquisition in September 2003 was approximately $5.10 billion for an 81% interest, funded by a combination of debt and cash. In June 2004, the Company and Wella completed a domination and profit transfer agreement, which provided us full operating control and rights to 100% of future operating results. In exchange, we must pay the remaining Wella shareholders a guaranteed annual dividend payment. Alternatively, the Wella shareholders may elect to tender the shares for a fixed price. The obligation associated with the domination agreement is $1.11 billion and has been recognized as a current liability. The portion of the acquisition related to the domination agreement represents a non-cash transaction. Future payments related to the principal portion of the annual dividend arrangement or acquisition of shares tendered will be reflected as investing activities, consistent with the underlying transaction.

The gross cash outlay for Hutchison was $2.00 billion, which also includes the settlement of minority interest and certain other liabilities, for a net cost of $1.85 billion. The acquisition was funded by debt. We also completed certain smaller acquisitions with an aggregate cost of $384 million, including Glide dental floss and Fabric Care brands in Western Europe, Latin America and the Middle East. Net cash for acquisitions was $61 million in 2003 and $5.47 billion in 2002, primarily for the Clairol acquisition.

                                The Procter & Gamble Company and Subsidiaries 29

MANAGEMENT'S DISCUSSION AND ANALYSIS

Capital Spending. Capital spending efficiency continues to be a critical component of the Company's overall cash management strategy. Our goal is to maintain capital spending at or below 4% of net sales. Total capital spending was $2.02 billion in 2004 versus $1.48 billion in 2003 and $1.68 billion in 2002. Capital spending as a percentage of net sales was 3.9% in 2004, in line with the Company's long-term target. Capital spending increased as a percent of net sales in 2004 primarily in support of capacity expansion projects in the Fabric and Home Care and the Baby and Family Care businesses. In 2003, capital spending as a percent of net sales was 3.4%, a significant decline versus 2002, which included considerable spending behind capacity additions. Over the past several years, we have made systemic interventions to improve capital spending efficiencies and asset utilization. While the Company's goal is to maintain capital expenditures at or below 4% of sales on an ongoing basis, there may be exceptional years when specific business circumstances, such as capacity additions, may lead to higher spending.

[LINE GRAPH]

Capital Spending
(% of Net Sales)

Financing Activities

Dividend Payments. One of our first discretionary uses of cash is dividend payments. Common share dividends grew 13% to $0.93 per share in 2004, representing the 48th consecutive fiscal year of increased common share dividends. Total dividend payments, to both common and preferred shareholders, were $2.54 billion, $2.25 billion and $2.10 billion in 2004, 2003 and 2002, respectively.

[BAR CHART]

Dividends
(per share)

Long-Term and Short-Term Debt. The Company maintains debt levels it considers appropriate considering a number of factors, including cash flow expectations, cash requirements for ongoing operations, investment plans (including acquisitions and share repurchase activities) and the overall cost of capital. Total debt increased in 2004 by $7.19 billion to $20.84 billion. The increase was primarily due to the acquisitions of Wella and the Hutchison minority interest, along with discretionary treasury share purchases. Debt due within one year increased to $8.29 billion in 2004, reflecting the decision to finance acquisition and share repurchase activity with commercial paper, given favorable rates. Total debt in 2003 was $13.65 billion compared to $14.93 billion in 2002. The decrease in 2003 was primarily due to the utilization of cash flow from operations to pay down existing balances.

Long-term borrowing available under our current shelf registration statement was $8.56 billion at June 30, 2004. The Company's Standard & Poor's (S&P) and Moody's short-term credit ratings are A-1+ and P-1, respectively. Our S&P and Moody's long-term credit ratings are AA- and Aa3, respectively.

Liquidity. As discussed previously, our primary source of liquidity is cash generated from operations. We believe internally-generated cash flows adequately support business operations, capital expenditures and shareholder dividends, as well as a level of discretionary investments (e.g., acquisitions and share repurchases). The Company is able to supplement its short-term liquidity, if necessary, with broad access to capital markets and $2.00 billion in bank credit facilities. Broad access to financing includes commercial paper programs in multiple markets at favorable rates given our strong credit ratings (including separate U.S. dollar, Canadian dollar and Euro multi-currency programs). We maintain two bank credit facilities: a $1.00 billion, five-year facility which matures in July 2007 and a $1.00 billion, five-year facility which matures in July 2009. The Company has never drawn against either facility and has no plans to do so in the foreseeable future.

The credit facilities available to us do not have cross-default or ratings triggers, nor do they have material adverse events clauses, except at the time of signing. While not considered material to the overall financial condition of the Company, there is a covenant in the credit facilities stating the ratio of net debt to earnings before interest expense, income taxes, depreciation and amortization cannot exceed four at the time of a draw on the facility. As of June 30, we are comfortably below this level, with a ratio of approximately 1.3.

30 The Procter & Gamble Company and Subsidiaries

                                            MANAGEMENT'S DISCUSSION AND ANALYSIS

Treasury Purchases. During the past year, we substantially increased our level of share repurchases. In 2004, treasury share purchases used $4.07 billion compared to $1.24 billion in 2003 and $568 million in 2002. We purchase the Company's common stock on the open market.While the actual level of annual activity can vary, our intent generally is to purchase at least a sufficient number of shares to mitigate the dilutive impact of options. Beyond that, we may make additional discretionary purchases based on cash availability, market trends and other factors. We believe this share repurchase activity represents an alternative vehicle to provide value to shareholders. Lower share purchases in 2003 and 2002 reflect the need to preserve capital ahead of the Wella and Clairol acquisitions, respectively. Although no formal plan exists, we expect to continue to repurchase shares, with the ultimate amount depending on cash flow and alternate investment options.

Guarantees and Other Off-Balance Sheet Arrangements. We do not have guarantees or other off-balance sheet financing arrangements, including variable interest entities, that we believe could have a material impact on financial condition or liquidity.

Contractual Commitments. The table below provides information on our contractual commitments as of June 30, 2004.

SIGNIFICANT ACCOUNTING POLICIES AND ESTIMATES

In preparing our financial statements in accordance with U.S. GAAP, there are certain accounting policies that are particularly important. These include revenue recognition, income taxes, certain employee benefits and goodwill and intangible assets. We believe these accounting policies, and others set forth in
Note 1 to the Consolidated Financial Statements, should be reviewed as they are integral to understanding the results of operations and financial condition of the Company. In some cases, these policies simply represent required accounting. In others, they may represent a choice between acceptable accounting methods or may require substantial judgment or estimation in their application.

Due to the nature of our business, these estimates generally are not considered highly uncertain at the time of estimation, meaning they are not expected to result in a change that would materially affect our results of operations or financial condition in any given year.

The Company has discussed the selection of significant accounting policies and the effect of estimates with the Audit Committee of the Company's Board of Directors.

                                                             Less Than     1-3       3-5      After 5
                                                   Total      1 Year      Years     Years      Years
                                                  -------    ---------    -----     -----     -------
Recorded liabilities
Total debt                                        $20,399     $8,229      $3,954    $1,935    $ 6,281
Capital leases                                        252         30          46       169          7
Wella domination and profit transfer agreement      1,106      1,106           -         -          -
Other
Interest payments relating to long-term debt        7,587        715       1,202       874      4,796
Operating leases                                      920        186         284       185        265
Minimum pension funding(1)                            702        237         465         -          -
Purchase obligations(2)                             5,471      1,640       1,334       955      1,542
                                                  -------     ------      ------    ------    -------
TOTAL CONTRACTUAL COMMITMENTS                      36,437     12,143       7,285     4,118     12,891
                                                  =======     ======      ======    ======    =======

(1) Represents future pension payments to comply with local funding requirements. The projected payments beyond fiscal year 2007 are not currently determinable.

(2) The amounts indicated in this line primarily reflect future contractual payments under various take-or-pay arrangements entered into as part of the normal course of business. Commitments made under take-or-pay obligations represent future purchases in line with expected usage to obtain favorable pricing. Approximately 60% relates to service contracts for information technology, human resources management and facilities management activities that were outsourced in recent years. While the amounts listed represent contractual obligations, we do not believe it is likely that the full contractual amount would be paid if the underlying contracts were canceled prior to maturity. In such cases, we generally are able to negotiate new contracts or cancellation penalties, resulting in a reduced payment. The amounts do not include obligations related to other contractual purchase obligations that are not take-or-pay arrangements. Such contractual purchase obligations are primarily purchase orders at fair value that are part of normal operations and are reflected in historical operating cash flow trends. We do not believe such purchase obligations will adversely affect our liquidity position.

                                The Procter & Gamble Company and Subsidiaries 31

MANAGEMENT'S DISCUSSION AND ANALYSIS

Revenue Recognition

Most of our revenue transactions represent sales of inventory, and we recognize revenue when title, ownership and risk of loss transfers to the customer. A provision for payment discounts and product return allowances is recorded as a reduction of sales within the same period that the revenue is recognized. We offer sales incentives through various programs, consisting primarily of customer pricing allowances, merchandising funds and consumer coupons. The cost of these programs is recorded as a reduction of sales. Given the nature of our business, revenue recognition practices do not contain estimates that materially affect results of operations.

Income Taxes

Our annual tax rate is determined based on our income, statutory tax rates and the tax impacts of items treated differently for tax purposes than for financial reporting purposes. Tax law requires items to be included in the tax return at different times than the items reflected in the financial statements. As a result, our annual tax rate reflected in our financial statements is different than reported on our tax return (our cash tax rates). Some of these differences are permanent, such as expenses that are not deductible in our tax return and some differences are temporary, reversing over time, such as depreciation expense. These temporary differences create deferred tax assets and liabilities.

Deferred tax assets generally represent items that can be used as a tax deduction or credit in future years for which we have already recorded the tax benefit in our income statement. Deferred tax liabilities generally represent tax expense recognized in our financial statements for which payment has been deferred, or expenditures for which we have already taken a deduction in our tax return but have not yet recognized in our financial statements.

Inherent in determining our annual tax rate are judgments regarding business plans, planning opportunities and expectations about future outcomes. Realization of certain deferred tax assets is dependent upon generating sufficient taxable income in the appropriate jurisdiction prior to the expiration of the carry-forward periods. Although realization is not assured, management believes it is more likely than not the deferred tax assets, net of valuation allowances, will be realized.

Changes in existing tax laws, tax rates and their related interpretations may also affect our ability to successfully manage the impacts of regulatory matters around the world. The Company establishes reserves for tax positions that management believes are supportable, but are subject to successful challenge by the applicable taxing authority. The Company reviews these in light of the changing facts and circumstances, such as the progress of a tax audit, and will adjust them when significant changes in risk warrant it. The Company has a number of audits in process in various jurisdictions. Although the results of these audits are uncertain, based on currently available information, the Company believes that the ultimate outcome will not have a material adverse effect on the Company's financial position, cash flow or earnings.

Our accounting represents management's best estimate of future events than can be appropriately reflected in the accounting estimates. Certain changes or future events, such as changes in tax legislation, geographic mix of earnings, completion of tax audits or modification of cash repatriation plans could have an impact on the Company's estimates and effective tax rate.

Employee Benefits

We sponsor various post-employment benefits throughout the world. These include pension plans, both defined contribution plans and defined benefit plans, and other post-employment benefit (OPEB) plans, consisting primarily of health care and life insurance for retirees. For accounting purposes, the defined benefit and OPEB plans require assumptions to estimate the projected and accumulated benefit obligations, including discount rate, expected salary increases and health care cost trend rates. These and other assumptions, including the expected return on plan assets, also affect the annual expense recognized for these plans. Our assumptions reflect our historical experiences and management's best judgment regarding future expectations.

The expected return on plan assets assumption is important, since many of our defined benefit plans and our primary OPEB plan are funded. The process for setting the expected rates of return is described in Note 9 to the Consolidated Financial Statements. For 2004, the average return on assets assumption for pension plan assets is 7.4%. A change in the rate of return of 1% would impact annual benefit expense by approximately $15 million after tax. For 2004, the return on assets assumption for OPEB assets is 9.5%. A 1% change in the rate of return would impact annual benefit expense by approximately $20 million after tax.

Since pension and OPEB liabilities are measured on a discounted basis, the discount rate is a significant assumption. The discount rates used for defined benefit and OPEB plans are set by benchmarking against investment grade corporate bonds rated AA or better. The average rate on the defined benefit plans of 5.2% represents a weighted average of local rates in countries where such plans exist. A 0.5% reduction in the discount rate would increase annual benefit expense by approximately $25 million after tax. The rate on the OPEB plan of 6.1% reflects the higher interest rates generally available in the U.S., which is where a majority of the plan participants receive benefits. A 0.5% reduction in the discount rate would increase annual benefit expense by approximately $5 million after tax.

32 The Procter & Gamble Company and Subsidiaries

                                            MANAGEMENT'S DISCUSSION AND ANALYSIS

Certain defined contribution pension and OPEB benefits in the U.S. are funded by the Employee Stock Ownership Plan (ESOP), as discussed in Note 9 to the Consolidated Financial Statements.

We also have employee stock option plans which are accounted for under the intrinsic value recognition and measurement provisions of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. As stock options have been issued with exercise prices equal to the market value of the underlying shares on the grant date, no compensation expense has resulted. Notes 1 and 8 to the Consolidated Financial Statements provide supplemental information, including pro forma earnings and earnings per share, as if the Company had accounted for options based on the fair value method prescribed by Statement of Financial Accounting Standards
(SFAS) No. 123, "Accounting for Stock-Based Compensation." The estimate of fair value requires a number of assumptions, including estimated option life and future volatility of the underlying stock price. Changes in these assumptions could significantly impact the estimated fair value of the stock options, as could a change in valuation methodology (e.g., from Black-Scholes to a different binomial method).

Goodwill and Intangible Assets

The Company seeks to deliver value from innovation by building brands and businesses. In many cases, brands are created internally, and the costs are expensed as incurred. In other cases, brands and businesses may be acquired, which generally results in intangible assets recognized in the financial statements. These intangibles may represent indefinite-lived assets (e.g., certain trademarks or brands), definite-lived intangibles (e.g., patents) or residual goodwill. Of these, only the costs of definite-lived intangibles are amortized to expense over their estimated life. The classification of intangibles and the determination of the appropriate life requires substantial judgment. Our history demonstrates that many of the Company's brands have very long lives and our objective is to generally maintain them indefinitely. For accounting purposes, we evaluate a number of factors to determine whether an indefinite life is appropriate, including the competitive environment, market share, brand history, operating plan and the macroeconomic environment of the country in which the brand is sold. If it is determined that an intangible does not have an indefinite life, our policy is to amortize the balance over the expected useful life, which generally ranges from 5 to 20 years.

We test goodwill and indefinite-lived intangible assets for impairment at least annually, by reviewing the book value compared to the fair value at the reporting unit level.

Considerable management judgment is necessary to evaluate the impact of operating and macroeconomic changes and to estimate future cash flows. Assumptions used in the Company's impairment evaluations, such as forecasted growth rates and cost of capital, are consistent with internal projections and operating plans. For intangible assets subject to amortization, we review the remaining life of the assets on an annual basis to determine whether events or circumstances warrant a revision to the remaining period of amortization. The value of goodwill and intangible assets from recently-acquired businesses are derived from the current macroeconomic environment and therefore, are more susceptible to a short-term adverse economic change that could require an impairment charge. The Company did not recognize any impairment charges for goodwill, indefinite-lived intangible assets or intangible assets subject to amortization during the years presented.

OTHER INFORMATION

Hedging and Derivative Financial Instruments

As a multinational company with diverse product offerings, we are exposed to market risks such as changes in interest rates, currency exchange rates and commodity prices. To manage the volatility related to these exposures, we evaluate our exposures on a global basis to take advantage of the netting opportunities that exist. For the remaining exposures, we enter into various derivative transactions in accordance with the Company's hedging policies that are designed to offset, in-part or in-whole, changes in the underlying exposures being hedged. We do not hold or issue derivative financial instruments for speculative trading purposes. Note 7 to the Consolidated Financial Statements includes a detailed discussion of our accounting policies for financial instruments.

Derivative positions are monitored using techniques including market valuation, sensitivity analysis and value-at-risk modeling. The tests for interest rate and currency rate exposures discussed below are based on a Monte Carlo simulation value-at-risk model using a one year horizon and a 95% confidence level. The model incorporates the impact of correlation (exposures that tend to move in tandem over time) and diversification from holding multiple currency and interest rate instruments and assumes that financial returns are normally distributed. Estimates of volatility and correlations of market factors are drawn from the RiskMetrics(TM) dataset as of June 30, 2004. In cases where data is unavailable in RiskMetrics(TM), a reasonable proxy is included.

Our market risk exposures relative to interest and currency rates, as discussed below, have not changed materially versus the previous reporting period. In addition, we are not aware of any facts or circumstances that would significantly impact such exposures in the near-term.

                                The Procter & Gamble Company and Subsidiaries 33

MANAGEMENT'S DISCUSSION AND ANALYSIS

Interest Rate Exposure. Interest rate swaps are used to hedge exposures to interest rate movement on underlying debt obligations. Certain rate swaps denominated in foreign currencies are designated to hedge exposures to currency exchange rate movements on the Company's investments in foreign operations. These currency interest rate swaps are designated as hedges of the Company's foreign net investments.

Based on our overall interest rate exposure as of and during the year ended June 30, 2004, including derivative and other instruments sensitive to interest rates, we do not believe a near-term change in interest rates, at a 95% confidence level based on historical interest rate movements, would materially affect our financial statements.

Currency Rate Exposure. Because we manufacture and sell products in a number of countries throughout the world, we are exposed to the impact on revenue and expenses of movements in currency exchange rates. The primary purpose of the Company's currency hedging activities is to reduce the risk that our financial position will be adversely affected by short-term changes in exchange rates. Corporate policy prescribes the range of allowable hedging activity. We primarily use forward exchange contracts and purchased options with maturities of less than 18 months.

In addition, we enter into certain currency swaps with maturities of up to five years to hedge our exposure to exchange rate movements on intercompany financing transactions. The Company also uses purchased currency options with maturities of generally less than 18 months and forward exchange contracts to hedge against the effect of exchange rate fluctuations on intercompany royalties and to offset a portion of the effect of exchange rate fluctuations on income from international operations.

Based on our overall currency rate exposure as of and during the year ended June 30, 2004, including derivative and other instruments sensitive to currency movements, we do not believe a near-term change in currency rates, at a 95% confidence level based on historical currency rate movements, would materially affect our financial statements.

Commodity Price Exposure. We use raw materials that are subject to price volatility caused by weather, supply conditions, political and economic variables and other unpredictable factors. In addition to fixed price contracts, we use futures, options and swap contracts to manage the volatility related to the above exposures. Commodity hedging activity is not considered material to our financial statements.

Restructuring Program

In 1999, concurrent with a reorganization of our operations into product-based Global Business Units, we initiated a multi-year restructuring program. Total restructuring program charges were $538 million and $706 million after tax in 2003 and 2002, respectively. The program was substantially complete at the end of June 2003 with a remaining reserve of $335 million. Substantially all of the liability was settled through cash payments through June 30, 2004.

The Company continues to undertake projects to maintain a competitive cost structure, including manufacturing consolidations and work force rationalization, as part of its normal operations.

Non-GAAP Financial Measures

Our discussion of financial results includes several "non-GAAP" financial measures. We believe these measures provide our investors with additional information about our underlying results and trends, as well as insight to some of the metrics used to evaluate management. When used in MD&A, we have provided the comparable GAAP measure in the discussion. These measures include:

Organic Sales Growth. Organic sales growth measures sales growth excluding the impacts of acquisitions, divestitures and foreign exchange from year-over-year comparisons. The Company believes this provides investors with a more complete understanding of underlying results and trends by providing sales growth on a consistent basis.

Free Cash Flow. Free cash flow is defined as operating cash flow less capital spending. The Company views free cash flow as an important measure because it is one factor in determining the amount of cash available for dividends and discretionary investment. Free cash flow is also one of the measures used to evaluate senior management and is a factor in determining their at-risk compensation.

Free Cash Flow Productivity. Free cash flow productivity is defined as the ratio of free cash flow to net earnings. The Company's target is to generate free cash flow at or above 90% of net earnings. Free cash flow productivity is one of the measures used to evaluate senior management.

34 The Procter & Gamble Company and Subsidiaries

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

[DELOITTE LOGO]

To the Board of Directors and Shareholders of The Procter & Gamble Company:

We have audited the accompanying consolidated balance sheets of The Procter & Gamble Company and subsidiaries (the "Company") as of June 30, 2004 and 2003 and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the three years in the period ended June 30, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at June 30, 2004 and 2003 and the results of its operations and cash flows for each of the three years in the period ended June 30, 2004, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Deloitte & Touche LLP                                             August 6, 2004
Cincinnati, Ohio

                                The Procter & Gamble Company and Subsidiaries 35

CONSOLIDATED STATEMENTS OF EARNINGS

                                                  Years Ended June
                                              -------------------------
Amounts in millions except per share amounts   2004     2003     2002
--------------------------------------------  -------  -------  -------
Net Sales                                     $51,407  $43,377  $40,238
Cost of products sold                          25,076   22,141   20,989
Selling, general and administrative expense    16,504   l3,383   12,571
                                              -------  -------  -------
Operating Income                                9,827    7,853    6,678
                                              -------  -------  -------

Interest expense                                  629      561      603
Other non-operating income, net                   152      238      308
                                              -------  -------  -------
Earnings Before Income Taxes                    9,350    7,530    6,383
                                              -------  -------  -------

Income taxes                                    2,869    2,344    2,031
                                              -------  -------  -------
NET EARNINGS                                  $ 6,481  $ 5,186    4,352
                                              -------  -------  -------

BASIC NET EARNINGS PER COMMON SHARE(1)        $  2.46  $  1.95  $  1.63
DILUTED NET EARNINGS PER COMMON SHARE(1)      $  2.32  $  1.85  $  1.54
DIVIDENDS PER COMMON SHARE(1)                 $  0.93  $  0.82  $  0.76
                                              -------  -------  -------

(1) Restated for two-for-one stock split effective May 21, 2004.

See accompanying Notes to Consolidated Financial Statements

36 The Procter & Gamble Company and Subsidiaries

CONSOLIDATED BALANCE SHEETS
ASSETS

                                                           June 30
                                                       ----------------
Amounts in millions                                     2004     2003
-------------------                                    -------  -------
Current Assets
Cash and cash equivalents                              $ 5,469  $ 5,912
Investment securities                                      423      300
Accounts receivable                                      4,062    3,038
Inventories
  Materials and supplies                                 1,191    1,095
  Work in process                                          340      291
  Finished goods                                         2,869    2,254
                                                       -------  -------
  Total Inventories                                      4,400    3,640
                                                       -------  -------
Deferred income taxes                                      958      843
Prepaid expenses and other receivables                   1,803    1,487
                                                       -------  -------
TOTAL CURRENT ASSETS                                    17,115   15,220
                                                       -------  -------
Property, Plant and Equipment
  Buildings                                              5,206    4,729
  Machinery and equipment                               19,456   18,222
  Land                                                     642      591
                                                       -------  -------
                                                        25,304   23,542
  Accumulated depreciation                             (11,196) (10,438)
                                                       -------  -------
NET PROPERTY, PLANT AND EQUIPMENT                       14,108   13,104
                                                       -------  -------
Goodwill and Other Intangible Assets
  Goodwill                                              19,610   11,132
  Trademarks and other intangible assets, net            4,290    2,375
                                                       -------  -------
NET GOODWILL AND OTHER INTANGIBLE ASSETS                23,900   13,507
                                                       -------  -------

Other Non-Current Assets                                 1,925    1,875
                                                       -------  -------
TOTAL ASSETS                                           $57,048  $43,706
                                                       -------  -------

See accompanying Notes to Consolidated Financial Statements

                                The Procter & Gamble Company and Subsidiaries 37

CONSOLIDATED BALANCE SHEETS
LIABILITIES AND SHAREHOLDERS' EQUITY

                                                           June 30
                                                       ----------------
Amounts in millions                                     2004     2003
-------------------                                    -------  -------
Current Liabilities
Accounts payable                                       $ 3,617  $ 2,795
Accrued and other liabilities                            7,689    5,512
Taxes payable                                            2,554    1,879
Debt due within one year                                 8,287    2,172
                                                       -------  -------
TOTAL CURRENT LIABILITIES                               22,147   12,358
                                                       -------  -------

Long-Term Debt                                          12,554   11,475
Deferred Income Taxes                                    2,261    1,396
Other Non-Current Liabilities                            2,808    2,291
                                                       -------  -------
TOTAL LIABILITIES                                       39,770   27,520
                                                       -------  -------
Shareholders' Equity(1)
Convertible Class A preferred stock, stated value
  $1 per share (600 shares authorized)                   1,526    1,580
Non-Voting Class B preferred stock, stated value
  $1 per share (200 shares authorized)                       -        -
Common stock, stated value $1 per share
  (5,000 shares authorized; shares outstanding:
   2004 - 2,543.8, 2003 - 2,594.4)                       2,544    2,594
Additional paid-in capital                               2,425    1,634
Reserve for ESOP debt retirement                        (1,283)  (1,308)
Accumulated other comprehensive income                  (1,545)  (2,006)
Retained earnings                                       13,611   13,692
                                                       -------  -------
TOTAL SHAREHOLDERS' EQUITY                              17,278   16,186
                                                       -------  -------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY             $57,048  $43,706
                                                       =======  =======

(1) Restated for two-for-one stock split effective May 21, 2004.

See accompanying Notes to Consolidated Financial Statements

38 The Procter & Gamble Company and Subsidiaries

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(Restated for two-for-one stock split effective May 21, 2004)

                                      Common                        Additional         Reserve for
      Dollars in millions/            Shares     Common  Preferred   Paid-in            ESOP Debt
      Shares in thousands           Outstanding   Stock    Stock     Capital            Retirement
----------------------------------  -----------  ------  ---------  ----------         -----------
Balance June 30, 2001                 2,591,476  $2,591  $   1,701  $      762         $    (1,375)
Net earnings
Other comprehensive income:
   Financial statement translation
   Net investment hedges, net of
     $238 tax
   Other, net of tax benefits

   Total comprehensive income

Dividends to shareholders:
   Common
   Preferred, net of tax benefits
   Spin-off of Jif and Crisco
Treasury purchases                      (15,363)    (15)                    25(1,2)
Employee plan issuances                  16,646      17                    344
Preferred stock conversions               8,781       9        (67)         58
ESOP debt guarantee reduction                                                                   36
                                    -----------  ------  ---------  ----------         -----------
Balance June 30, 2002                 2,601,540   2,602      1,634       1,189              (1,339)
                                    -----------  ------  ---------  ----------         -----------
Net earnings
Other comprehensive income:
   Financial statement translation
   Net investment hedges, net of
     $251 tax
   Other, net of tax benefits
   Total comprehensive income
Dividends to shareholders:
   Common
   Preferred, net of tax benefits
Treasury purchases                      (28,276)    (28)                    20(1,2)
Employee plan issuances                  14,312      14                    377
Preferred stock conversions               6,819       6        (54)         48
ESOP debt guarantee reduction                                                                   31
                                    -----------  ------  ---------  ----------         -----------
Balance June 30, 2003                 2,594,395   2,594      1,580       1,634              (1,308)
                                    -----------  ------  ---------  ----------         -----------
Net earnings
Other comprehensive income:
   Financial statement translation
   Net investment hedges, net of
     $207 tax
   Other, net of tax benefits

   Total comprehensive income

Dividends to shareholders:
   Common
   Preferred, net of tax benefits
Treasury purchases                      (79,893)    (80)                    33(2)
Employee plan issuances                  22,678      23                    711
Preferred stock conversions               6,658       7        (54)         47
ESOP debt guarantee reduction                                                                   25
                                    -----------  ------  ---------  ----------         -----------
Balance June 30, 2004                 2,543,838  $2,544  $   1,526  $    2,425         $    (1,283)
                                    -----------  ------  ---------  ----------         -----------

                                     Accumulated
                                        Other                            Total
      Dollars in millions/          Comprehensive  Retained           Comprehensive
      Shares in thousands              Income      Earnings   Total      Income
----------------------------------  -------------  --------  -------  -------------
Balance June 30, 2001               $      (2,120) $ 10,451  $12,010
Net earnings                                          4,352    4,352  $       4,352
Other comprehensive income:
   Financial statement translation            263                263            263
   Net investment hedges, net of
     $238 tax                                (397)              (397)          (397)
   Other, net of tax benefits                (106)              (106)          (106)
                                                                      -------------
   Total comprehensive income                                         $       4,112
                                                                      -------------
Dividends to shareholders:
   Common                                            (1,971)  (1,971)
   Preferred, net of tax benefits                      (124)    (124)
   Spin-off of Jif and Crisco                          (150)    (150)
Treasury purchases                                     (578)    (568)
Employee plan issuances                                          361
Preferred stock conversions                                        -
ESOP debt guarantee reduction                                     36
                                    -------------  --------  -------
Balance June 30, 2002                      (2,360)   11,980   13,706
                                    -------------  --------  -------
Net earnings                                          5,186    5,186  $       5,186
Other comprehensive income:
   Financial statement translation            804                804            804
   Net investment hedges, net of
     $251 tax                                (418)              (418)          (418)
   Other, net of tax benefits                 (32)               (32)           (32)
                                                                      -------------
   Total comprehensive income                                         $       5,540
                                                                      -------------
Dividends to shareholders:
   Common                                            (2,121)  (2,121)
   Preferred, net of tax benefits                      (125)    (125)
Treasury purchases                                   (1,228)  (1,236)
Employee plan issuances                                          391
Preferred stock conversions                                        -
ESOP debt guarantee reduction                                     31
                                    -------------  --------  -------
Balance June 30, 2003                      (2,006)   13,692   16,186
                                    -------------  --------  -------
Net earnings                                          6,481    6,481  $       6,481
Other comprehensive income:
   Financial statement translation            750                750            750
   Net investment hedges, net of
     $207 tax                                (348)              (348)          (348)
   Other, net of tax benefits                  59                 59             59
                                                                      -------------
   Total comprehensive income                                         $       6,942
                                                                      -------------
Dividends to shareholders:
   Common                                            (2,408)  (2,408)
   Preferred, net of tax benefits                      (131)    (131)
Treasury purchases                                   (4,023)  (4,070)
Employee plan issuances                                          734
Preferred stock conversions                                        -
ESOP debt guarantee reduction                                     25
                                    -------------  --------  -------
Balance June 30, 2004               $      (1,545) $ 13,611  $17,278
                                    -------------  --------  -------

(1) Premium on equity put options totaled $6 and $18 for 2003 and 2002, respectively.

(2)   Includes impacts arising from stock split.

See accompanying Notes to Consolidated Financial Statements

                                The Procter & Gamble Company and Subsidiaries 39

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                          Years ended June 30
                                                                 ------------------------------------
                    Amounts in millions                            2004          2003          2002
------------------------------------------------------------     --------      --------      --------
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                     $  5,912      $  3,427      $  2,306
Operating Activities
Net earnings                                                        6,481         5,186         4,352
Depreciation and amortization                                       1,733         1,703         1,693
Deferred income taxes                                                 415            63           389
Change in accounts receivable                                        (159)          163            96
Change in inventories                                                  56           (56)          159
Change in accounts payable, accrued and other liabilities             625           936           684
Change in other operating assets and liabilities                      (88)          178           (98)
Other                                                                 299           527           467
                                                                 --------      --------      --------
TOTAL OPERATING ACTIVITIES                                          9,362         8,700         7,742
                                                                 --------      --------      --------
Investing Activities
Capital expenditures                                               (2,024)       (1,482)       (1,679)
Proceeds from asset sales                                             230           143           227
Acquisitions                                                       (7,476)          (61)       (5,471)
Change in investment securities                                      (121)         (107)           88
                                                                 --------      --------      --------
TOTAL INVESTING ACTIVITIES                                         (9,391)       (1,507)       (6,835)
                                                                 --------      --------      --------
Financing Activities
Dividends to shareholders                                          (2,539)       (2,246)       (2,095)
Change in short-term debt                                           4,911        (2,052)        1,394
Additions to long-term debt                                         1,963         1,230         1,690
Reductions of long-term debt                                       (1,188)       (1,060)         (461)
Proceeds from the exercise of stock options                           555           269           237
Treasury purchases                                                 (4,070)       (1,236)         (568)
                                                                 --------      --------      --------
TOTAL FINANCING ACTIVITIES                                           (368)       (5,095)          197
                                                                 --------      --------      --------
Effect of Exchange Rate Changes on Cash and Cash Equivalents          (46)          387            17
                                                                 --------      --------      --------
CHANGE IN CASH AND CASH EQUIVALENTS                                  (443)        2,485         1,121
                                                                 --------      --------      --------
CASH AND CASH EQUIVALENTS, END OF YEAR                           $  5,469      $  5,912      $  3,427
                                                                 --------      --------      --------

Supplemental Disclosure
Cash payments for:
   Interest                                                      $    630      $    538      $    629
   Income taxes                                                     1,634         1,703           941
Non-cash spin-off of Jif and Crisco businesses                          -             -           150
                                                                 --------      --------      --------

Acquisition of Businesses
Fair value of assets acquired, excluding cash                    $ 11,954      $     61      $  6,042
Fair value of liabilities assumed                                  (4,478)            -          (571)
                                                                 --------      --------      --------
ACQUISITIONS                                                        7,476            61         5,471
                                                                 --------      --------      --------

See accompanying Notes to Consolidated Financial Statements

40 The Procter & Gamble Company and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

The Procter & Gamble Company's (the Company) business is focused on providing consumer branded products of superior quality and value. The Company markets approximately 300 consumer products in more than 160 countries around the world. Our products are sold primarily through retail operations including mass merchandisers, grocery stores, membership club stores and drug stores.

Basis of Presentation

The Consolidated Financial Statements include The Procter & Gamble Company and its controlled subsidiaries. Intercompany transactions are eliminated in consolidation. Investments in certain companies over which the Company exerts significant influence, but does not control the financial and operating decisions, are accounted for as equity method investments.

Use of Estimates

Preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the amounts reported in the Consolidated Financial Statements and accompanying disclosures. These estimates are based on management's best knowledge of current events and actions the Company may undertake in the future. Estimates are used in accounting for, among other items, consumer and trade promotion accruals, pensions, post-employment benefits, stock options, useful lives for depreciation and amortization, future cash flows associated with impairment testing for goodwill and long-lived assets, deferred tax assets, potential income tax assessments and contingencies. Actual results may ultimately differ from estimates, although management does not believe such changes would materially affect the financial statements in any individual year.

Revenue Recognition

Sales are recognized when revenue is realized or realizable and has been earned. Most revenue transactions represent sales of inventory, and the revenue recorded includes shipping and handling costs, which generally are included in the list price to the customer. The Company's policy is to recognize revenue when title to the product, ownership and risk of loss transfer to the customer, which generally is on the date of shipment. A provision for payment discounts and product return allowances is recorded as a reduction of sales in the same period that the revenue is recognized.

Trade promotions, consisting primarily of customer pricing allowances, merchandising funds and consumer coupons, are offered through various programs to customers and consumers. Sales are recorded net of trade promotion spending, which is recognized as incurred, generally at the time of the sale. Most of these arrangements have terms of approximately one year. Accruals for expected payouts under these programs are included as accrued marketing and promotion in the accrued and other current liabilities line in the Consolidated Balance Sheets.

Cost of Products Sold

Cost of products sold primarily comprises direct materials and supplies consumed in the manufacture of product, as well as manufacturing labor and direct overhead expense necessary to acquire and convert the purchased materials and supplies into finished product. Cost of products sold also includes the cost to distribute products to customers, inbound freight costs, internal transfer costs, warehousing costs and other shipping and handling activity. Shipping and handling costs invoiced to customers are included in net sales.

Selling, General and Administrative

Selling, general and administrative expense primarily includes marketing expenses, including the cost of media, advertising and related costs; selling expenses; research and development costs; administrative and other indirect overhead costs; and other miscellaneous operating items.

Other Non-Operating Income, Net

Other non-operating income, net primarily includes interest and investment income and gains and losses from divestitures.

Currency Translation

Financial statements of operating subsidiaries outside the United States of America (U.S.) generally are measured using the local currency as the functional currency. Adjustments to translate those statements into U.S. dollars are recorded in other comprehensive income (OCI). For subsidiaries operating in highly inflationary economies, the U.S. dollar is the functional currency. Remeasurement adjustments for financial statements in highly inflationary economies and other transactional exchange gains and losses are reflected in earnings.

Cash Flow Presentation

The Statement of Cash Flows is prepared using the indirect method, which reconciles net earnings to cash flow from operating activities. These adjustments include the removal of timing differences between the occurrence of operating receipts and payments and their recognition in net earnings. The adjustments also remove from operating activities cash flows arising from investing and financing activities, which are

Millions of dollars except per share amounts

                                The Procter & Gamble Company and Subsidiaries 41

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

presented separately from operating activities. Cash flows from foreign currency transactions and operations are translated at an average exchange rate for the period. Cash flows from hedging activities are included in the same category as the items being hedged. Cash flows from derivative instruments designated as net investment hedges are classified as financing activities. Cash flows from other derivative instruments used to manage interest, commodity or currency exposures are classified as operating activities. Cash paid for acquisitions is classified as investing activities.

Cash Equivalents

Highly liquid investments with maturities of three months or less when purchased are considered cash equivalents and recorded at cost.

Investments

Investment securities consist of readily-marketable debt and equity securities. These securities are reported at fair value. Unrealized gains or losses on securities classified as trading are charged to earnings. Unrealized gains or losses on securities classified as available for sale are recorded net of tax in OCI.

Other investments that are not controlled and over which the Company does not have the ability to exercise significant influence are accounted under the cost method.

Inventory Valuation

Inventories are valued at cost, which is not in excess of current market prices. Product-related inventories are primarily maintained on the first-in, first-out method. Minor amounts of product inventories, including certain cosmetics and commodities are maintained on the last-in, first-out method. The cost of spare part inventories is maintained using the average cost method.

Goodwill and Other Intangible Assets

The cost of intangible assets with determinable useful lives is amortized to reflect the pattern of economic benefits consumed, principally on a straight-line basis over the estimated periods benefited. Goodwill and indefinite-lived intangibles are not amortized, but are evaluated annually for impairment. The Company evaluates a number of factors to determine whether an indefinite life is appropriate, including the competitive environment, market share, brand history, operating plan and the macroeconomic environment of the country in which the brand is sold. Due to the nature of the Company's business, there are a number of brand intangibles that have been determined to have indefinite lives. If it is determined that a brand intangible does not have an indefinite life, the Company's policy is to amortize such assets over the expected useful life, which generally ranges from 5 to 20 years. Patents, technology and other intangibles with contractual terms are amortized over their respective contractual lives. Other non-contractual intangible assets with determinable lives are amortized over periods ranging from 5 to 20 years.

Where certain events or changes in operating conditions occur, lives on intangible assets with determinable lives may be adjusted and an impairment assessment may be performed on the recoverability of the carrying amounts. The annual evaluation for impairment of goodwill and indefinite-lived intangibles is based on valuation models that incorporate internal projections of expected future cash flows and operating plans.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost reduced by accumulated depreciation. Depreciation expense is recognized over the assets' estimated useful lives using the straight-line method. Machinery and equipment includes office furniture and equipment (15-year life), computer equipment and capitalized software (3 to 5-year lives) and manufacturing equipment (3 to 20-year lives). Buildings are depreciated over an estimated useful life of 40 years. Estimated useful lives are periodically reviewed and, where appropriate, changes are made prospectively. Where certain events or changes in operating conditions occur, asset lives may be adjusted and an impairment assessment may be performed on the recoverability of the carrying amounts.

Fair Values of Financial Instruments

Certain financial instruments are required to be recorded at fair value. The estimated fair values of such financial instruments, including certain debt instruments, investment securities and derivatives, have been determined using market information and valuation methodologies, primarily discounted cash flow analysis. These estimates require considerable judgment in interpreting market data and changes in assumptions or estimation methods could significantly affect the fair value estimates. However, the Company does not believe any such changes would have a material impact on its financial condition or results of operations. Other financial instruments, including cash equivalents, other investments and short-term debt, are recorded at cost, which approximates fair value. The fair valve of long-term debt is disclosed in Note 6.

                                    Millions of dollars except per share amounts

42 The Procter & Gamble Company and Subsidiaries

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Stock-Based Compensation

The Company has employee stock option plans, which are described more fully in
Note 8. The Company accounts for its employee stock option plans under the intrinsic value recognition and measurement provisions of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. As stock options have been issued with exercise prices equal to the market value of the underlying shares on the grant date, no compensation expense has resulted.

Had compensation expense for the plans been determined based on the fair value of the options on the grant date, consistent with SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net earnings and earnings per common share would have been as follows:

                                             Years ended June 30
                                  ---------------------------------------
                                   2004(1)         2003           2002
                                  ---------      ---------      ---------
Net Earnings
  As reported                     $   6,481      $   5,186      $   4,352
  Pro forma adjustments                (325)          (398)          (442)
  PRO FORMA                           6,156          4,788          3,910
                                  ---------      ---------      ---------

Net Earnings Per Common Share
Basic
  As reported                     $    2.46      $    1.95      $    1.63
  Pro forma adjustments               (0.12)         (0.15)         (0.17)
  PRO FORMA                            2.34           1.80           1.46
                                  ---------      ---------      ---------
Diluted
  As reported                          2.32           1.85           1.54
  Pro forma adjustments               (0.12)         (0.15)         (0.15)
  PRO FORMA                            2.20           1.70           1.39
                                  ---------      ---------      ---------

(1) During the current year, the timing of the annual grant was moved from September to February resulting in lower expense, as the associated pro forma expense is amortized over the three-year vesting period.

Stock Split

In March 2004, the Company's Board of Directors approved a two-for-one stock split effective for common and preferred shareholders of record as of May 21, 2004. The financial statements, notes and other references to share and per share data have been restated to reflect the stock split for all periods presented.

New Pronouncements and Reclassifications

No new accounting pronouncements issued or effective during the fiscal year have had or are expected to have a material impact on the financial statements. Certain reclassifications of prior years' amounts have been made to conform to the current year presentation.

NOTE 2 RESTRUCTURING PROGRAM

In 1999, concurrent with a reorganization of its operations into product-based Global Business Units, the Company initiated a multi-year restructuring program. Costs included enrollment reductions, manufacturing consolidations and portfolio choices to scale back or discontinue under-performing businesses and initiatives. Total restructuring program charges were $751 in 2003, including $351 in separations related to approximately 5,000 people, $190 in asset write-downs and $87 in accelerated depreciation related to long-lived assets that were taken out of service prior to the end of their normal service period. Total restructuring program charges were $958 in 2002, including $393 in separations related to approximately 7,400 people, $208 in asset write-downs and $135 in accelerated depreciation.

At June 30, 2003, the program was substantially complete with a remaining reserve of $335. Substantially all of this liability was settled through cash payments by the end of 2004.

The Company continues to undertake projects to maintain a competitive cost structure, including manufacturing streamlining and work force rationalization, as part of its normal operations.

NOTE 3 ACQUISITIONS AND SPIN-OFF

Wella Acquisition

On September 2, 2003, the Company acquired a controlling interest in Wella AG (Wella). Through a stock purchase agreement with the majority shareholders of Wella and a tender offer made on the remaining shares, the Company acquired a total of 81% of Wella's outstanding shares, including 99% of Wella's outstanding voting class shares. In June 2004, the Company and Wella entered into a Domination and Profit Transfer Agreement (the Domination Agreement) pursuant to which the Company is entitled to exercise full operating control and receive 100% of the future earnings of Wella. As consideration for the Domination Agreement, the Company will pay the holders of the remaining outstanding shares of Wella a guaranteed perpetual annual dividend payment. Alternatively, the remaining Wella shareholders may elect to tender their shares to the Company for an agreed price. The fair value of the total guaranteed annual dividend payments is $1.11 billion, which approximates the cost if all remaining shares were tendered. Because the Domination Agreement transfers operational and economic control of the remaining outstanding shares to the Company, it has been accounted for as an acquisition of the remaining shares, with a liability recorded equal to the fair value of the guaranteed payments. Because of the tender feature, the liability is recorded as a current liability in the accrued and other liabilities

Millions of dollars except per share amounts

                                The Procter & Gamble Company and Subsidiaries 43

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

line of the Consolidated Balance Sheets. Payments made under the guaranteed annual dividend provisions will be allocated between interest expense and a reduction of the liability, as appropriate. The total purchase price for Wella, including acquisition costs, was $6.27 billion based on exchange rates at the acquisition dates. It was funded with a combination of cash, debt and the liability recorded under the Domination Agreement

The acquisition of Wella, with over $3 billion in annual net sales, gives the Company access to the professional hair care category plus greater scale and scope in hair care, hair colorants, cosmetics and fragrance products, while providing potential for significant synergies. The operating results of the Wella business are reported in the Company's Beauty Care business segment beginning September 2, 2003.

The following table provides pro forma results of operations for the years ended June 30, 2004, 2003 and 2002, as if Wella had been acquired as of the beginning of each fiscal year presented. The pro forma results include certain adjustments, including adjustments to convert Wella's historical financial information from International Accounting Standards (IAS) into U.S. GAAP, estimated interest impacts from funding of the acquisition and estimated amortization of definite-lived intangible assets. However, pro forma results do not include any anticipated cost savings or other effects of the integration of Wella. Accordingly, such amounts are not necessarily indicative of the results that would have occurred if the acquisition had occurred on the dates indicated or that may result in the future.

                               Years ended June 30
                         -------------------------------
Pro forma results         2004        2003        2002
--------------------     -------     -------     -------
Net Sales                $51,958     $46,751     $43,070
Net Earnings               6,402       5,222       4,345
Diluted Net Earnings
  per Common Share       $  2.29     $  1.86     $  1.54
                         -------     -------     -------

The Company is in the process of finalizing independent appraisals for certain assets to assist management in allocating the purchase price to the individual assets acquired and liabilities assumed. This may result in adjustments to the carrying values of Wella's recorded assets and liabilities, including the amount of any residual value allocated to goodwill. The Company is also completing its analysis of collaboration plans that may result in additional purchase price allocation adjustments. The preliminary allocation of the purchase price included in the current period balance sheet is based on the current best estimates of management and is subject to revision based on final determination of fair values and collaboration plans. The Company anticipates the valuations and other studies will be completed prior to the anniversary date of the acquisition. The preliminary allocation of the total purchase price of Wella resulted in the following condensed balance sheet of assets acquired and liabilities assumed.

Current assets                    $ 1,825
Property, plant and equipment         443
Goodwill                            5,864
Intangible assets                   1,709
Other non-current assets              225
                                  -------
TOTAL ASSETS ACQUIRED              10,066
                                  -------

Current liabilities                 2,114
Non-current liabilities             1,679
                                  -------
TOTAL LIABILITIES ASSUMED           3,793
                                  -------
NET ASSETS ACQUIRED                 6,273
                                  -------

The Wella acquisition resulted in $5.86 billion in goodwill, all of which was allocated to the Beauty Care segment, and $1.71 billion in total intangible assets acquired with $1.15 billion allocated to trademarks with indefinite lives. The remaining $556 of acquired intangibles have determinable useful lives and were assigned to trademarks of $267, patents and technology of $10, professional customer relationships of $214 and license and other intangible assets of $65. Total intangible assets acquired with determinable lives have a weighted-average life of 11 years (8 years for trademarks, 5 years for patents and technology, 15 years for professional customer relationships and 23 years for license and other intangible assets).

China Venture

On June 18, 2004, the Company purchased the remaining 20% stake in its China venture from its partner, Hutchison Whampoa China Ltd. (Hutchison), giving the Company full ownership in its operations in China. The net purchase price was $1.85 billion, which is the purchase price of $2.00 billion net of minority interest and related obligations that were eliminated as a result of the transaction. The acquisition was funded by debt. The fair value of the incremental individual assets and liabilities acquired approximates current book value. Accordingly, the purchase price was recorded as goodwill, which was allocated to multiple business segments.

                                    Millions of dollars except per share amounts

44 The Procter & Gamble Company and Subsidiaries

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Clairol Acquisition

On November 16, 2001, the Company completed the acquisition of the Clairol business from The Bristol-Myers Squibb Company for approximately $5.03 billion in cash, financed primarily with debt. The operating results of the Clairol business are reported in the Company's Beauty Care segment beginning November 16, 2001.

The following table provides pro forma results of operations for the year ended June 30, 2002 as if Clairol had been acquired as of the beginning of the fiscal year. Pro forma information for 2004 and 2003 is not presented as the results of Clairol are included with those of the Company for the entire year. The pro forma results include adjustments for estimated interest expense on acquisition funding and amortization of definite-lived intangible assets. However, pro forma results do not include any anticipated cost savings or other effects of the integration of Clairol. Accordingly, such amounts are not necessarily indicative of the results that would have occurred if the acquisition had closed on the dates indicated or that may result in the future.

                                       Year ended June 30
                                       ------------------
         Pro forma results                    2002
-------------------------------------       -------
Net Sales                                   $40,780
Net Earnings                                  4,406
Diluted Net Earnings per Common Share       $  1.56
                                            -------

Jif and Crisco Spin-off

On May 31, 2002, the Jif peanut butter and Crisco shortening brands were spun off to the Company's shareholders and subsequently merged into The J.M. Smucker Company (Smucker). The Company's shareholders received one new common Smucker share for every 50 shares held in the Company, totaling 26 million shares, or approximately $900 in market value. This transaction was not included in the results of operations, since a spin-off to the Company's shareholders is recorded at net book value, or $150, in a manner similar to dividends.

Other minor business purchases and intangible asset acquisitions totaled $384, $61 and $446 in 2004, 2003 and 2002, respectively.

NOTE 4 GOODWILL AND INTANGIBLE ASSETS

The change in net carrying amount of goodwill for the years ended June 30, 2004 and 2003 was allocated by reportable business segment as follows:

                                              2004       2003
                                            -------     -------
Fabric and Home Care, beginning of year     $   460     $   451
   Acquisitions                                 148           -
   Translation and other                          6           9
                                            -------     -------
 END OF YEAR                                    614         460
                                            -------     -------
Baby and Family Care, beginning of year         884         830
   Acquisitions                                  19           -
   Translation and other                         38          54
                                            -------     -------
 END OF YEAR                                    941         884
                                            -------     -------
Beauty Care, beginning of year                6,600       6,542
   Acquisitions                               7,277           -
   Translation and other                        580          58
                                            -------     -------
 END OF YEAR                                 14,457       6,600
                                            -------     -------
Health Care, beginning of year                2,908       2,866
   Acquisitions                                 386           -
   Translation and other                         21          42
                                            -------     -------
 END OF YEAR                                  3,315       2,908
                                            -------     -------
Snacks and Beverages, beginning of year         280         277
   Translation and other                          3           3
                                            -------     -------
 END OF YEAR                                    283         280
                                            -------     -------
Goodwill, Net, beginning of year             11,132      10,966
   Acquisitions                               7,830           -
   Translation and other                        648         166
                                            -------     -------
 END OF YEAR                                 19,610      11,132
                                            -------     -------

For the year ended June 30, 2004, goodwill increased primarily due to the acquisition of Wella and the purchase of the remaining stake in the China venture.

Identifiable intangible assets as of June 30, 2004 and 2003 were comprised of:

                                  June 30, 2004                   June 30, 2003
                          -----------------------------   -----------------------------
                          Gross Carrying   Accumulated    Gross Carrying   Accumulated
                              Amount       Amortization       Amount       Amortization
                          --------------   ------------   --------------   ------------
Intangible Assets with
  Determinable Lives
Trademarks                $        1,012   $        155   $          499   $         85
Patents and technology               518            250              492            204
Other                                554            165              316            140
                          --------------   ------------   --------------   ------------
                                   2,084            570            1,307            429
                          --------------   ------------   --------------   ------------
Trademarks with
   Indefinite Lives                2,945            169            1,666            169
                          --------------   ------------   --------------   ------------
                                   5,029            739            2,973            598
                          --------------   ------------   --------------   ------------

Millions of dollars except per share amounts

                                The Procter & Gamble Company and Subsidiaries 45

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The amortization of intangible assets for the years ended June 30, 2004, 2003 and 2002 was $165, $100 and $97, respectively. Estimated amortization expense over the next five years is as follows: 2005 - $171; 2006 - $169; 2007 - $119; 2008 - $106; and 2009 - $104. Such estimates do not reflect the impact of future foreign exchange rate changes.

NOTE 5 SUPPLEMENTAL FINANCIAL INFORMATION

Selected components of current and non-current liabilities were as follows:

                                               June 30
                                          -----------------
                                           2004        2003
                                          ------     ------
Accrued and Other Current Liabilities
Marketing and promotion                   $1,876     $1,802
Liability under Wella
 Domination Agreement                      1,106          -
Compensation expenses                      1,049        804
Other                                      3,658      2,906
                                          ------     ------
                                           7,689      5,512
                                          ------     ------
Other Non-Current Liabilities
Pension benefits                          $1,798     $1,301
Other postretirement benefits                142        181
Other                                        868        809
                                          ------     ------
                                           2,808      2,291
                                          ------     ------

Selected Operating Expenses

Research and development costs are charged to earnings as incurred and were $1,802 in 2004, $1,665 in 2003 and $1,601 in 2002. Advertising costs are charged to earnings as incurred and were $5,504 in 2004, $4,373 in 2003 and $3,773 in 2002. Both of these are components of selling, general and administrative expense.

NOTE 6 SHORT-TERM AND LONG-TERM DEBT

                                               June 30
                                          -----------------
                                           2004        2003
                                          ------     ------
Short-Term Debt
USD commercial paper                      $6,059     $  717
Non-USD commercial paper                     149        147
Current portion of long-term debt          1,518      1,093
Other                                        561        215
                                          ------     ------
                                           8,287      2,172
                                          ------     ------

The weighted average short-term interest rates were 1.5% and 3.6% as of June 30, 2004 and 2003, respectively. The rate decrease reflected an increase in commercial paper within short-term debt.

                                                              June 30
                                                      ----------------------
                                                        2004          2003
                                                      --------      --------
Long-Term Debt
6.60% USD note due December, 2004                     $  1,000      $  1,000
4.00% USD note due April, 2005                             400           400
5.75% EUR note due September, 2005                       1,827         1,725
1.50% JPY note due December, 2005                          503           459
3.50% CHF note due February, 2006                          240           222
5.40% EUR note due August, 2006                            365             -
4.75% USD note due June, 2007                            1,000         1,000
6.13% USD note due May, 2008                               500           500
4.30% USD note due August, 2008                            500           500
3.50% USD note due December, 2008                          650             -
6.88% USD note due September, 2009                       1,000         1,000
2.00% JPY note due June, 2010                              458           417
9.36% ESOP debentures due 2007-2021(1)                   1,000         1,000
4.85% USD note due December, 2015                          700             -
8.00% USD note due September, 2024                         200           200
6.45% USD note due January, 2026                           300           300
6.25% GBP note due January, 2030                           906           827
5.25% GBP note due January, 2033                           363           331
5.50% USD note due February, 2034                          500             -
Debt assumed by acquiring non-cash capital leases          252           146
All other long-term debt                                 1,408         2,541
Current portion of long-term debt                       (1,518)       (1,093)
                                                      --------      --------
                                                        12,554        11,475
                                                      --------      --------

(1) Debt issued by the ESOP is guaranteed by the Company and must be recorded as debt of the Company as discussed in Note 9.

Long-term weighted average interest rates were 4.0% and 3.7% as of June 30, 2004 and 2003, respectively, and included the effects of related interest rate swaps discussed in Note 7.

The fair value of the long-term debt was $13,168 and $12,396 at June 30, 2004 and 2003, respectively. Long-term debt maturities during the next five fiscal years are as follows: 2005 - $1,518; 2006 - $2,625; 2007 - $1,433; 2008 - $972;
and 2009 - $1,150. The Company has no material obligations that are secured.

                                    Millions of dollars except per share amounts

46 The Procter & Gamble Company and Subsidiaries

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 RISK MANAGEMENT ACTIVITIES

As a multinational company with diverse product offerings, the Company is exposed to market risks, such as changes in interest rates, currency exchange rates and commodity pricing. To manage the volatility related to these exposures, the Company evaluates exposures on a consolidated basis to take advantage of logical exposure netting. For the remaining exposures, the Company enters into various derivative transactions. Such derivative transactions, which are executed in accordance with the Company's policies in areas such as counterparty exposure and hedging practices, are accounted for under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended and interpreted. The Company does not hold or issue derivative financial instruments for speculative trading purposes.

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

Interest Rate Management

The Company's policy is to manage interest cost using a mixture of fixed-rate and variable-rate debt. To manage this risk in a cost efficient manner, the Company enters into interest rate swaps in which the Company agrees to exchange, at specified intervals, the difference between fixed and variable interest amounts calculated by reference to an agreed-upon notional principal amount.

Interest rate swaps that meet specific conditions under SFAS No. 133 are accounted for as fair value hedges. Changes in the fair value of both the hedging instruments and the underlying debt obligations are immediately recognized in earnings as equal and offsetting gains and losses in the interest expense component of the income statement. The fair value of the Company's interest rate swap agreements was a net asset of $45 and $322 at June 30, 2004 and 2003, respectively. All existing fair value hedges are 100% effective. As a result, there is no impact to earnings due to hedge ineffectiveness.

Foreign Currency Management

The Company manufactures and sells its products in a number of countries throughout the world and, as a result, is exposed to movements in foreign currency exchange rates. The purpose of the Company's foreign currency hedging program is to reduce the risk caused by short-term changes in exchange rates.

The Company primarily utilizes forward exchange contracts and purchased options with maturities of less than 18 months and currency swaps with maturities up to 5 years. These instruments are intended to offset the effect of exchange rate fluctuations on forecasted sales, inventory purchases, intercompany royalties and intercompany loans denominated in foreign currencies and are therefore accounted for as cash flow hedges. The fair value of these instruments at June 30, 2004 and June 30, 2003 was $47 and $27 in assets and $140 and $92 in liabilities, respectively. The effective portion of the changes in fair value for these instruments are reported in OCI and reclassified into earnings in the same financial statement line item and in the same period or periods during which the hedged transactions affect earnings. The ineffective portion, which is not material for any year presented, is immediately recognized in earnings.

Certain instruments used by the Company for foreign exchange risk do not meet the requirements for hedge accounting treatment. In these cases, the change in value of the instruments is designed to offset the foreign currency impact of intercompany financing transactions, income from international operations and other balance sheet revaluations. The fair value of these instruments at June 30, 2004 and 2003 was $71 and $113 in assets and $26 and $26 in liabilities, respectively. The gain or loss on these instruments is immediately recognized in earnings. The net impact of such instruments, included in selling, general and administrative expense, was $80, $264 and $50 of gains in 2004, 2003 and 2002, respectively, which substantially offset foreign currency transaction losses of the items being hedged.

Millions of dollars except per share amounts

                                The Procter & Gamble Company and Subsidiaries 47

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Net Investment Hedging

The Company hedges certain net investment positions in major currencies. To accomplish this, the Company borrows directly in foreign currency and designates a portion of foreign currency debt as a hedge of net investments in foreign subsidiaries. In addition, certain foreign currency swaps are designated as hedges of the Company's related foreign net investments. Under SFAS No. 133, changes in the fair value of these instruments are immediately recognized in OCI, to offset the change in the value of the net investment being hedged. Currency effects of these hedges reflected in OCI were a $348 and $418 after-tax loss in 2004 and 2003, respectively. Accumulated net balances were a $586 after-tax loss in 2004 and a $238 after-tax loss in 2003.

Commodity Price Management

Raw materials used by the Company are subject to price volatility caused by weather, supply conditions, political and economic variables and other unpredictable factors. To manage the volatility related to certain anticipated inventory purchases, the Company uses futures and options with maturities generally less than one year and swap contracts with maturities up to five years. These market instruments are designated as cash flow hedges under SFAS No. 133. Accordingly, the mark-to-market gain or loss on qualifying hedges is reported in OCI and reclassified into cost of products sold in the same period or periods during which the hedged transaction affects earnings. Qualifying cash flow hedges currently recorded in OCI are not considered material. The mark-to-market gain or loss on non-qualifying, excluded and ineffective portions of hedges is immediately recognized in cost of products sold. Commodity hedging activity was not material to the Company's financial statements for any of the years presented.

NOTE 8 EARNINGS PER SHARE AND STOCK OPTIONS

Net Earnings Per Common Share

Net earnings less preferred dividends (net of related tax benefits) are divided by the weighted average number of common shares outstanding during the year to calculate basic net earnings per common share. Diluted net earnings per common share are calculated to give effect to stock options and assuming conversion of preferred stock (see Note 9).

Net earnings and common share balances used to calculate basic and diluted net earnings per share were as follows:

                                                       Years ended June 30
                                                 -------------------------------
                                                  2004        2003        2002
                                                 -------     -------     -------
Net Earnings                                     $ 6,481     $ 5,186     $ 4,352
Preferred dividends, net of tax benefit             (131)       (125)       (124)
                                                 -------     -------     -------
NET EARNINGS AVAILABLE TO COMMON SHAREHOLDERS      6,350       5,061       4,228
                                                 -------     -------     -------
Preferred dividends, net of tax benefit              131         125         124
Preferred dividend impact on funding of ESOP          (4)         (9)        (12)
                                                 -------     -------     -------
DILUTED NET EARNINGS                               6,477       5,177       4,340
                                                 -------     -------     -------

                                                          Years ended June 30
                                                     -----------------------------
Shares in millions                                    2004       2003       2002
-------------------------------------------------    -------    -------    -------
Basic weighted average common shares outstanding     2,580.1    2,593.2    2,594.8
Effect of dilutive securities
     Conversion of preferred shares(1)                 164.0      170.2      177.6
     Exercise of stock options(2)                       46.0       39.2       37.5
                                                     -------    -------    -------
DILUTED WEIGHTED AVERAGE COMMON SHARES OUTSTANDING   2,790.1    2,802.6    2,809.9
                                                     -------    -------    -------

(1) Despite being included currently in diluted net earnings per common share, the actual conversion to common stock occurs pursuant to the repayment of the ESOP debt through 2021.

(2) Approximately 38 million in 2004, 66 million in 2003 and 72 million in 2002 of the Company's outstanding stock options were not included in the diluted net earnings per share calculation because to do so would have been antidilutive (i.e., the exercise price exceeded market value).

Stock-Based Compensation

The Company has a primary stock-based compensation plan under which stock options are granted annually to key managers and directors with exercise prices equal to the market price of the underlying shares on the date of grant. Grants were made under plans approved by shareholders in 1992, 2001 and 2003. Grants issued since September 2002 are vested after three years and have a ten-year life. Grants issued from July 1998 through August 2002 are vested after three years and have a fifteen-year life, while grants issued prior to July 1998 are vested after one year and have a ten-year life. The Company also makes other minor grants to employees, for which vesting terms and option lives are not substantially different.

                                    Millions of dollars except per share amounts

48 The Procter & Gamble Company and Subsidiaries

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Had the provision of SFAS No. 123 expensing been applied, the Company's net earnings and earnings per common share would have been impacted as summarized in the discussion of the Company's stock-based compensation accounting policy in
Note 1. In calculating the impact for options granted, the Company has estimated the fair value of each grant using the Black-Scholes option-pricing model. Assumptions are evaluated and revised, as necessary, to reflect market conditions and experience. The following assumptions were used:

                           Years ended June 30
                          ----------------------
Options Granted           2004     2003     2002
----------------------    ----     ----     ----
Interest rate              3.8%     3.9%     5.4%
Dividend yield             1.8%     1.8%     2.2%
Expected volatility         20%      20%      20%
Expected life in years       8        8       12

The following table summarizes stock option activity during 2004, 2003 and 2002:

                                                      June 30
                                          -------------------------------
Options in Thousands                       2004        2003        2002
--------------------------------------    -------------------------------
Outstanding, beginning of year            259,598     240,326     208,392
Granted                                    40,866      35,759      50,080
Jif and Crisco spin-off adjustment              -           -       1,622
Exercised                                 (22,307)    (13,904)    (16,297)
Canceled                                   (1,864)     (2,583)     (3,471)
                                          -------     -------     -------
OUTSTANDING, END OF YEAR                  276,293     259,598     240,326
                                          -------     -------     -------

Exercisable                               151,828     118,202      92,664
Available for grant                       165,399     203,593     229,071

Average price
   Outstanding, beginning of year         $ 35.75     $ 33.34     $ 31.82
   Granted                                  51.06       45.68       35.09
   Exercised                                24.88       19.35       14.53
   Outstanding, end of year                 38.85       35.75       33.34
   Exercisable, end of  year                35.39       35.44       28.50
Weighted average fair value of options
   granted during the year                  12.50       10.99       10.57

Stock options outstanding at June 30, 2004 were in the following exercise price ranges:

                               Outstanding Options
                   -----------------------------------------------
                                                     Weighted Avg.
                      Number                          Remaining
                   Outstanding    Weighted Avg.      Contractual
Range of Prices    (Thousands)    Exercise Price    Life in Years
---------------    -----------    --------------    --------------
$16.43 to 30.11      36,863          $ 24.07             2.6
 31.01 to 34.84      95,260            32.72            11.5
 35.10 to 46.24      82,825            43.70             6.9
 48.73 to 52.98      61,345            50.69             9.9

Stock options exercisable at June 30, 2004 were in the following exercise price ranges:

                        Exercisable Options
                   -----------------------------
                      Number         Weighted
                   Exercisable       Average
Range of Prices    (Thousands)    Exercise Price
---------------    -----------    --------------
$16.43 to 30.11      36,863          $ 24.07
 31.01 to 34.84      48,426            31.06
 35.10 to 46.24      43,624            42.36
 48.73 to 52.98      22,915            49.49

The Company repurchases common shares to mitigate the dilutive impact of options. Beyond that, the Company may make additional discretionary purchases based on cash availability, market trends and other factors.

In limited cases, the Company also issues stock appreciation rights, generally in countries where stock options are not permitted by local governments. The obligations and associated compensation expense are adjusted for changes in intrinsic value. The impact of these adjustments is not material.

NOTE 9 POSTRETIREMENT BENEFITS AND EMPLOYEE STOCK OWNERSHIP PLAN

The Company offers various postretirement benefits to its employees.

Defined Contribution Retirement Plans

The most prevalent employee benefit plans offered are defined contribution plans, which cover substantially all employees in the U.S., as well as employees in certain other countries. These plans are fully funded.

Millions of dollars except per share amounts

                                The Procter & Gamble Company and Subsidiaries 49

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Under the defined contribution plans, the Company generally makes contributions to participants based on individual base salaries and years of service. In the U.S., the contribution is set annually. Historically, the Company has contributed approximately 15% of total participants' annual wages and salaries.

The Company maintains The Procter & Gamble Profit Sharing Trust (Trust) and Employee Stock Ownership Plan (ESOP) to provide a portion of the funding for the U.S. defined contribution plan, as well as other retiree benefits. Operating details of the ESOP are provided at the end of this Note. The fair value of the ESOP Series A shares reduces the Company's cash contribution required to fund the U.S. defined contribution plan. Defined contribution expense, which approximates the Company's cash contribution to the plan that is funded in the subsequent year, was $274, $286 and $279 in 2004, 2003 and 2002, respectively.

Defined Benefit Retirement Plans and Other Retiree Benefits

Certain other employees, primarily outside the U.S., are covered by local defined benefit pension plans as well as other retiree benefit plans.

The Company also provides certain other retiree benefits, primarily health care and life insurance, for substantially all U.S. employees who become eligible for these benefits when they meet minimum age and service requirements. Generally, the health care plans require cost sharing with retirees and pay a stated percentage of expenses, reduced by deductibles and other coverages. These benefits primarily are funded by ESOP Series B shares, as well as certain other assets contributed by the Company.

The Medicare Prescription Drug, Improvement and Modernization Act of 2003 was signed into law on December 8, 2003. This Act introduces a Medicare prescription-drug benefit beginning in 2006 as well as a federal subsidy to sponsors of retiree health care plans that provide a benefit at least "actuarially equivalent" to the Medicare benefit. Management has concluded that the Company's plans are at least "actuarially equivalent" to the Medicare benefit and, accordingly, has included the federal subsidy from the Act in the normal year-end measurement process for other retiree benefit plans. The impact is a reduction to the benefit obligation of $195 as of June 30, 2004. The impact to net periodic pension cost and to benefits paid in future years is not expected to be material.

Obligation and Funded Status. The Company uses a June 30 measurement date for its defined benefit retirement plans and other retiree benefit plans. The following provides a reconciliation of benefit obligations, plan assets and funded status of these plans:

                                                                     Years ended June 30
                                                      -------------------------------------------------
                                                        Pension Benefits        Other Retiree Benefits
                                                      -------------------     -------------------------
                                                       2004        2003          2004           2003
                                                      -------     -------     ----------     ----------
CHANGE IN BENEFIT OBLIGATION
    Benefit obligation at beginning of year (1)       $ 3,543     $ 2,970     $    2,914     $    2,135
    Service cost                                          157         124             89             62
    Interest cost                                         204         173            172            150
    Participants' contributions                            14           7             31             27
    Amendments                                             50         (33)          (258)            (2)
    Actuarial loss (gain)                                   5         138           (460)           645
    Acquisitions                                          590          42              7              -
    Curtailments and settlements                          (39)        (29)            (8)             -
    Special termination benefits                           12           1             41              7
    Currency translation                                  288         305              5             13
    Benefit payments                                     (208)       (155)          (133)          (123)
                                                      -------     -------     ----------     ----------
    BENEFIT OBLIGATION AT END OF YEAR (1)               4,616       3,543          2,400          2,914
                                                      -------     -------     ----------     ----------

CHANGE IN PLAN ASSETS
    Fair value of plan assets at beginning of year    $ 1,558     $ 1,332     $    2,277     $    2,347
    Actual return on plan assets                          194         (36)           651              1
    Acquisitions                                          185           1              -              -
    Employer contributions                                412         337             18             25
    Participants' contributions                            14           7             31             27
    Settlements                                           (21)        (27)             -              -
    Currency translation                                  129          99             (1)             -
    Benefit payments                                     (208)       (155)          (133)          (123)
                                                      -------     -------     ----------     ----------
    FAIR VALUE OF PLAN ASSETS AT END OF YEAR            2,263       1,558          2,843          2,277
                                                      -------     -------     ----------     ----------
    FUNDED STATUS                                      (2,353)     (1,985)           443           (637)
                                                      -------     -------     ----------     ----------

(1) For the pension benefit plans, the benefit obligation is the projected benefit obligation. For other retiree benefit plans, the benefit obligation is the accumulated postretirement benefit obligation.

                                    Millions of dollars except per share amounts

50 The Procter & Gamble Company and Subsidiaries

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                                            Years ended June 30
                                              -----------------------------------------------
                                               Pension Benefits       Other Retiree Benefits
                                              -------------------     -----------------------
                                               2004        2003         2004           2003
                                              -------     -------     ---------     ---------
CALCULATION OF NET AMOUNT RECOGNIZED
    Funded status at end of year              $(2,353)    $(1,985)    $     443     $    (637)
    Unrecognized net actuarial loss (gain)        902         930          (344)          435
    Unrecognized transition amount                 12          13             -             -
    Unrecognized prior service cost                38          (9)         (259)           (2)
                                              -------     -------     ---------     ---------
    NET AMOUNT RECOGNIZED                      (1,401)     (1,051)         (160)         (204)
                                              -------     -------     ---------     ---------

CLASSIFICATION OF NET AMOUNT RECOGNIZED
    Prepaid benefit cost                      $   253     $   173     $       1     $       2
    Accrued benefit cost                       (1,872)     (1,407)         (161)         (206)
    Intangible asset                               75          31             -             -
    Accumulated other comprehensive income        143         152             -             -
                                              -------     -------     ---------     ---------
    NET AMOUNT RECOGNIZED                      (1,401)     (1,051)         (160)         (204)
                                              -------     -------     ---------     ---------

The underfunding of pension benefits is primarily a function of the different funding incentives that exist outside of the U.S. In certain countries where the Company has major operations, there are no legal requirements or financial incentives provided to companies to pre-fund pension obligations. In these instances, benefit payments are typically paid directly from the Company's cash as they become due, rather than through the creation of a separate pension fund.

The accumulated benefit obligation for all defined benefit retirement plans was $3,822 and $2,850 at June 30, 2004 and June 30, 2003, respectively. Plans with accumulated benefit obligations in excess of plan assets and plans with projected benefit obligations in excess of plan assets as of June 30, consist of the following:

                                                       Years ended June 30
                                  ------------------------------------------------------------
                                      Accumulated Benefit              Projected Benefit
                                    Obligation Exceeds Fair         Obligation Exceeds Fair
                                      Value of Plan Assets            Value of Plan Assets
                                  ----------------------------    ----------------------------
                                      2004            2003            2004            2003
                                  ------------    ------------    ------------    ------------
Projected benefit obligation      $      2,809    $      2,945    $      4,059    $      3,179
Accumulated benefit obligation           2,396           2,310           3,320           2,492
Fair value of plan assets                  638             979           1,676           1,186
                                  ------------    ------------    ------------    ------------

Net Periodic Benefit Cost. Components of the net periodic benefit cost were as follows:

                                                             Years ended June 30
                                          -----------------------------------------------------
                                               Pension Benefits         Other Retiree Benefits
                                          -------------------------     -----------------------
                                          2004      2003      2002      2004      2003     2002
                                          -----     -----     -----     -----     ----     ----
Service cost                              $ 157     $ 124     $ 114     $  89     $ 62     $ 49
Interest cost                               204       173       153       172      150      116
Expected return on plan assets             (153)     (127)     (133)     (329)    (333)    (320)
Amortization of deferred amounts              3         4         7        (1)      (1)      (1)
Curtailment and settlement loss (gain)        -         5         1         -        -       (1)
Recognized net actuarial loss (gain)         28        13         9         1      (27)     (64)
                                          -----     -----     -----     -----     ----     ----
GROSS BENEFIT COST                          239       192       151       (68)    (149)    (221)
                                          -----     -----     -----     -----     ----     ----
Dividends on ESOP preferred stock             -         -         -       (73)     (74)     (76)
                                          -----     -----     -----     -----     ----     ----
NET PERIODIC BENEFIT COST                   239       192       151      (141)    (223)    (297)
                                          -----     -----     -----     -----     ----     ----

Millions of dollars except per share amounts

                                The Procter & Gamble Company and Subsidiaries 51

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Assumptions. The Company determines its actuarial assumptions on an annual basis. These assumptions are weighted to reflect each country that may have an impact on the cost of providing retirement benefits. The weighted-average assumptions for the defined benefit and other retiree benefit calculations, as well as assumed health care cost trend rates, for the years ended June 30, are as follows:

                                                    Years ended June 30
                                              ----------------------------------
                                                                     Other
                                              Pension Benefits  Retiree Benefits
                                              ----------------  ----------------
Actuarial assumptions                          2004     2003     2004    2003
---------------------                          ----     ----     ----    ----
Assumptions used to determine
  benefit obligations(1)
Discount rate                                  5.2%     5.1%      6.1%    5.8%
Rate of compensation increase                  3.1%     3.1%        -       -
                                               ---      ---      ----    ----
Assumptions used to determine net
  periodic pension cost(2)
Discount rate                                  5.1%     5.6%      5.8%    7.0%
Expected return on plan assets                 7.4%     7.7%      9.5%    9.5%
Rate of compensation increase                  3.0%     3.5%        -       -
                                               ---      ---      ----    ----
Assumed health care cost trend rates
Health care cost trend rates assumed for
  next year(3)                                   -        -       9.7%   11.4%
Rate that the health care trend rate is
assumed to decline to (ultimate trend rate)      -        -       5.1%    5.0%
Year that the rate reaches the ultimate
  trend rate                                     -        -      2010    2010
                                               ---      ---      ----    ----

(1) Determined as of end of year.

(2) Determined as of beginning of year.

(3) Rate is applied to current plan costs net of Medicare; estimate initial rate for "gross eligible charges" (charges inclusive of Medicare) is 7.7% for 2004 and 8.8% for 2003.

Several factors are considered in developing the estimate for the long-term expected rate of return on plan assets. For the defined benefit plans, these include historical rates of return of broad equity and bond indices and projected long-term rates of return from pension investment consultants. The expected long-term rates of return for plan assets are 8%-9% for equities and 5%-6% bonds. The rate of return on other retiree benefit plan assets, comprised primarily of Company stock, is based on the long-term projected return of 9.5% and reflects the historical pattern of favorable returns on the Company's stock relative to broader market indices (e.g., S&P 500).

Assumed health care cost trend rates could have a significant effect on the amounts reported for the other retiree benefit plans. A one-percentage point change in assumed health care cost trend rates would have the following effects:

                                                         One-Percentage     One-Percentage
                                                         Point increase     Point Decrease
                                                         --------------     --------------
Effect on total service and interest cost components          $ 51              $ (46)
Effect on postretirement benefit obligation                    323               (268)
                                                              ----              -----

Plan Assets. The Company's target asset allocation for the year ending June 30, 2005 and actual asset allocation by asset category as of June 30, 2004, and 2003, are as follows:

                                Target Allocation
                        --------------------------------
                                           Other Retiree
                        Pension Benefits      Benefits
                        ----------------   -------------
Asset Category                2005             2005
--------------          ----------------   -------------
Equity securities(1)           64%              99%
Debt securities                32%               1%
Real estate                     4%               -%
                              ---              ---
TOTAL                         100%             100%
                              ---              ---

                                Plan Asset Allocation at June 30
                                --------------------------------
                         Pension Benefits      Other Retiree Benefits
                         ----------------      ----------------------
Asset Category           2004        2003       2004            2003
--------------           ----        ----       ----            ----
Equity securities(1)      64%         62%        99%             99%
Debt securities           32%         35%         1%              1%
Real estate                4%          3%         -%              -%
                         ---         ---        ---             ---
TOTAL                    100%        100%       100%            100%
                         ---         ---        ---             ---

(1) Equity securities for other retiree plan assets include Company stock, net of Series B ESOP debt (See Note 6), of $2,744 and $2,182, as of June 30, 2004 and 2003, respectively.

                                    Millions of dollars except per share amounts

52 The Procter & Gamble Company and Subsidiaries

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company's investment objective for defined benefit plan assets is to meet the plans' benefit obligations, while minimizing the potential for future required Company plan contributions. The investment strategies focus on asset class diversification, liquidity to meet benefit payments and an appropriate balance of long-term investment return and risk. Target ranges for asset allocations are determined by matching the actuarial projections of the plans' future liabilities and benefit payments with expected long-term rates of return on the assets, taking into account investment return volatility and correlations across asset classes. Plan assets are diversified across several investment managers and are generally invested in liquid funds that are selected to track broad market equity and bond indices. Investment risk is carefully controlled with plan assets rebalanced to target allocations on a periodic basis and continual monitoring of investment managers performance relative to the investment guidelines established with each investment manager.

Cash Flows. Management's best estimate of its cash requirements for the defined benefit plans and other retiree benefit plans for the year ending June 30, 2005 is $237 and $20, respectively. For the defined benefit plans, this is comprised of expected benefit payments of $71, which are paid directly to participants of unfunded plans from employer assets, as well as expected contributions to funded plans of $166. For other retiree benefit plans, this is comprised of expected contributions that will be used directly for benefit payments. Expected contributions are dependent on many variables, including the variability of the market value of the assets as compared to the obligation and other market or regulatory conditions. In addition, the Company takes into consideration its business investment opportunities and resulting cash requirements. Accordingly, actual funding may differ greatly from current estimates.

Total benefit payments expected to be paid to participants, which include payments funded from the Company's assets, as discussed above, as well as payments paid from the plans are as follows:

                                           Years ended June 30
                                     ---------------------------------
                                                         Other Retiree
                                     Pension Benefit       Benefit
                                     ---------------     -------------
EXPECTED BENEFIT PAYMENTS
2005                                    $  191              $  144
2006                                       177                 152
2007                                       193                 166
2008                                       207                 176
2009                                       207                 185
2010 - 2014                              1,180               1,058

Employee Stock Ownership Plan

The Company maintains the ESOP to provide funding for certain employee benefits discussed in the preceding paragraphs.

The ESOP borrowed $1.00 billion in 1989 and the proceeds were used to purchase Series A ESOP Convertible Class A Preferred Stock to fund a portion of the defined contribution retirement plan in the U.S. Principal and interest requirements were paid by the Trust from dividends on the preferred shares and from advances from the Company. The final payment for the original borrowing of $1.00 billion was made in 2004 and the remaining debt of the ESOP consists of amounts owed to the Company. Each share is convertible at the option of the holder into one share of the Company's common stock. The dividend for the current year was $0.93 per share. The liquidation value is $6.82 per share.

In 1991, the ESOP borrowed an additional $1.00 billion. The proceeds were used to purchase Series B ESOP Convertible Class A Preferred Stock to fund a portion of retiree health care benefits. These shares are considered plan assets, net of the associated debt, of the Other Retiree Benefits plan discussed above. Debt service requirements are funded by preferred stock dividends and cash contributions from the Company. Each share is convertible at the option of the holder into one share of the Company's common stock. The dividend for the current year was $1.02 per share. The liquidation value is $12.96 per share.

As permitted by Statement of Position (SOP) 93-6, "Employers Accounting for Employee Stock Ownership Plans," the Company has elected, where applicable, to continue its practices, which are based on SOP 76-3, "Accounting Practices for Certain Employee Stock Ownership Plans." ESOP debt, which is guaranteed by the Company, is recorded as debt (see Note 6). Preferred shares issued to the ESOP are offset by the reserve for ESOP debt retirement in the Consolidated Balance Sheets and the Consolidated Statements of Shareholders' Equity. Interest incurred on the ESOP debt is recorded as interest expense. Dividends on all preferred shares, net of related tax benefits, are charged to retained earnings.

Millions of dollars except per share amounts

                                The Procter & Gamble Company and Subsidiaries 53

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As required by SOP 76-3, the preferred shares of the ESOP are allocated based on debt service requirements, net of advances made by the Company to the Trust. The number of preferred shares outstanding at June 30, was as follows:

                                                                          June 30
                                                              ------------------------------
Shares in Thousands                                            2004        2003        2002
-------------------                                            ----        ----        ----
Allocated                                                     62,511      64,492      66,191
Unallocated                                                   28,296      31,534      35,374
                                                              ------      ------     -------
TOTAL SERIES A                                                90,807      96,026     101,565
                                                              ------      ------     -------
Allocated                                                     21,399      20,648      19,738
Unallocated                                                   48,528      50,718      52,908
                                                              ------      ------      ------
TOTAL SERIES B                                                69,927      71,366      72,646
                                                              ------      ------      ------

For purposes of calculating diluted net earnings per common share, the preferred shares held by the ESOP are considered converted from inception. Diluted net earnings are calculated assuming that all preferred shares are converted to common, and therefore are adjusted to reflect the incremental ESOP funding that would be required due to the difference in dividend rate between preferred and common shares (see Note 8).

NOTE 10 INCOME TAXES

Under SFAS No. 109, "Accounting for Income Taxes," income taxes are recognized for the amount of taxes payable for the current year and for the impact of deferred tax liabilities and assets, which represent future tax consequences of events that have been recognized differently in the financial statements than for tax purposes. Deferred tax assets and liabilities are established using the enacted statutory tax rates and are adjusted for changes in such rates in the period of change. Earnings before income taxes consisted of the following:

                                                                Years ended June 30
                                                         --------------------------------
                                                          2004         2003         2002
                                                          ----         ----         ----
United States                                            $6,023      $ 4,920      $ 4,411
International                                             3,327        2,610        1,972
                                                         ------      -------      -------
                                                          9,350        7,530        6,383
                                                         ------      -------      -------

The income tax provision consisted of the following:

                                                                Years ended June 30
                                                         --------------------------------
                                                           2004         2003         2002
                                                           ----         ----         ----
CURRENT TAX EXPENSE
  U.S. Federal                                           $1,508      $ 1,595        $ 975
  International                                             830          588          551
  U.S. State and Local                                      116           98          116
                                                         ------      -------        -----
                                                          2,454        2,281        1,642
                                                         ------      -------        -----

DEFERRED TAX EXPENSE
  U.S. Federal                                              348          125          571
  International and other                                    67          (62)        (182)
                                                            415           63          389
                                                         ------      -------        -----
                                                          2,869        2,344        2,031
                                                         ------      -------        -----

The Company's effective income tax rate was 30.7%, 31.1% and 31.8% in 2004, 2003 and 2002, respectively, compared to the U.S. statutory rate of 35.0%. The country mix impacts of foreign operations reduced the Company's effective tax rate to a larger degree in 2004 than the previous fiscal years: 4.1% in 2004, 3.8% in 2003 and 3.1% in 2002. The Company's higher effective tax rate in 2002 also reflected the impact of restructuring costs. Taxes impacted shareholders' equity with credits of $351 and $361 for the years ended June 30, 2004 and 2003, respectively. These primarily relate to the tax effects of net investment hedges and tax benefits from the exercise of stock options.

The Company has undistributed earnings of foreign subsidiaries of $16.75 billion at June 30, 2004, for which deferred taxes have not been provided. Such earnings are considered indefinitely invested in the foreign subsidiaries. If such earnings were repatriated, additional tax expense may result, although the calculation of such additional taxes is not practicable.

                                    Millions of dollars except per share amounts

54 The Procter & Gamble Company and Subsidiaries

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Deferred income tax assets and liabilities were comprised of the following:

                                                                             June 30
                                                                             -------
                                                                       2004          2003
                                                                       ----          ----
DEFERRED TAX ASSETS
  Unrealized loss on financial instruments                           $  381        $  287
  Loss and other carryforwards                                          365           311
  Advance payments                                                      226           182
  Other postretirement benefits                                          95            93
  Other                                                               1,169           820
  Valuation allowances                                                 (342)         (158)
                                                                     ------        ------
                                                                      1,894         1,535
                                                                     ------        ------
DEFERRED TAX LIABILITIES
  Fixed assets                                                       (1,350)       (1,175)
  Goodwill and intangible assets                                     (1,281)         (410)
  Other                                                                (352)         (287)
                                                                     ------        ------
                                                                     (2,983)       (1,872)
                                                                     ------        ------

Net operating loss carryforwards were $1,398 and $1,222 at June 30, 2004 and June 30, 2003, respectively. If unused, $299 will expire between 2005 and 2014. The remainder, totaling $1,099 at June 30, 2004, may be carried forward indefinitely.

NOTE 11 COMMITMENTS AND CONTINGENCIES

Guarantees

In conjunction with certain transactions, primarily divestitures, the Company may provide routine indemnifications (e.g., retention of previously existing environmental, tax and employee liabilities) whose terms range in duration and often are not explicitly defined. Generally, the maximum obligation under such indemnifications is not explicitly stated and, as a result, the overall amount of these obligations cannot be reasonably estimated. Other than obligations recorded as liabilities at the time of divestiture, historically the Company has not made significant payments for these indemnifications. The Company believes that if it were to incur a loss in any of these matters, the loss would not have a material effect on the Company's financial condition or results of operations.

In certain situations, the Company guarantees loans for suppliers and customers. The total amount of guarantees issued under such arrangements is not material.

Off-Balance Sheet Arrangements

The Company does not have off-balance sheet financing arrangements, including variable interest entities, under FASB Interpretation No. 46, "Consolidation of Variable Interest Entities," that have a material impact on the financial statements.

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

Operating Leases

The Company leases certain property and equipment for varying periods under operating leases. Future minimum rental commitments under noncancellable operating leases are as follows: 2005 - $186; 2006 - $150; 2007 - $134; 2008 -
$99; 2009 - $86; and $265 thereafter.

Litigation

The Company is subject to various lawsuits and claims with respect to matters such as governmental regulations, income taxes and other actions arising out of the normal course of business. The Company is also subject to contingencies pursuant to environmental laws and regulations that in the future may require the Company to take action to correct the effects on the environment of prior manufacturing and waste disposal practices. Accrued environmental liabilities for remediation and closure costs were $36 and $34 at June 30, 2004 and 2003, respectively. Current year expenditures were not material.

While considerable uncertainty exists, in the opinion of management and Company counsel, the ultimate liabilities resulting from such lawsuits and claims will not materially affect the Company's financial condition.

Millions of dollars except per share amounts

                                The Procter & Gamble Company and Subsidiaries 55

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 SEGMENT INFORMATION

The Company is organized into five product-based Global Business Units. The segments, which are generally determined by the product type and end-point user benefits offered, manufacture and market products as follows:

- Fabric and Home Care includes laundry detergents, dish care, fabric enhancers and surface cleaners.

- Beauty Care includes retail and professional hair care, skin care, feminine care, cosmetics, fine fragrances and personal cleansing.

- Baby and Family Care includes diapers, baby wipes, bath tissue and kitchen towels.

- Health Care includes oral care, personal health care, pharmaceuticals and pet health and nutrition.

- Snacks and Beverages includes coffee, snacks, commercial services and juice. In August 2004, the Company divested the juice business.

Effective July 1, 2004, the Company realigned its businesses and associated management responsibilities to three business units: Beauty Care; Health, Baby and Family Care; and Household Care, which will include the current Fabric and Home Care business as well as the Snacks and Beverages business.

The accounting policies of the operating segments are generally the same as those described in Note 1, Summary of Significant Accounting Policies. Differences from these policies and U.S. GAAP primarily reflect: income taxes, which are reflected in the business segments using estimated local statutory rates; the recording of fixed assets at historical exchange rates in certain high inflation economies; and the treatment of unconsolidated investees. Unconsolidated investees are managed as integral parts of the Company's business units for management and segment reporting purposes. Accordingly, these partially owned operations are reflected as consolidated subsidiaries in segment results, with 100% recognition of the individual income statement line items through before-tax earnings, while after-tax earnings are adjusted to reflect only the Company's ownership percentage. Entries to eliminate the individual revenues and expenses, adjusting the method of accounting to the equity method as required by U.S. GAAP, are included in Corporate.

Corporate includes certain operating and non-operating activities that are not reflected in the operating results used internally to measure and evaluate the operating segments, as well as eliminations to adjust management reporting principles to U.S. GAAP. Operating activities in Corporate include the results of incidental businesses managed at the corporate level along with the elimination of individual revenues and expenses generated by companies over which the Company exerts significant influence, but does not control. Operating elements also comprise intangible asset amortization, certain employee benefit costs and other general corporate items. The non-operating elements include financing and investing activities. In addition, Corporate includes the historical results of certain divested businesses of the former Food and Beverage segment. Corporate assets primarily include cash, investment securities, goodwill and other non-current intangible assets.

The Company had net sales in the U.S. of $23,688, $21,853 and $21,198 for the years ended June 30, 2004, 2003 and 2002, respectively. Assets in the U.S. totaled $23,687 and $23,424 as of June 30, 2004 and 2003, respectively.

The Company's largest customer, Wal-Mart Stores, Inc. and its affiliates, accounted for 17%, 18% and 17% of consolidated net sales in 2004, 2003 and 2002, respectively. These sales occurred primarily in the U.S.

Millions of dollars except per share amounts

56 The Procter & Gamble Company and Subsidiaries

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                          Fabric and       Beauty      Baby and       Health   Snacks and
                                          Home Care         Care     Family Care       Care     Beverages    Corporate        Total
                                          ---------         ----     -----------       ----     ---------    ---------        -----
Net Sales                         2004    $   13,868       $17,122   $    10,718      $6,991   $    3,482    $    (774)      $51,407
                                  2003        12,560        12,221         9,933       5,796        3,238         (371)       43,377
                                  2002        11,618        10,723         9,233       4,979        3,249          436        40,238
                                  ----    ----------       -------   -----------      ------   ----------    ---------       -------

Before-Tax Earnings               2004         3,287         3,662         1,623       1,448          557       (1,227)        9,350
                                  2003         3,080         2,899         1,448       1,034          460       (1,391)        7,530
                                  2002         2,728         2,354         1,272         795          476       (1,242)        6,383
                                  ----    ----------       -------   -----------      ------   ----------    ---------       -------

Net Earnings                      2004         2,203         2,422           996         962          363         (465)        6,481
                                  2003         2,059         1,984           882         706          306         (751)        5,186
                                  2002         1,831         1,610           738         521          303         (651)        4,352
                                  ----    ----------       -------   -----------      ------   ----------    ---------       -------

Depreciation and Amortization     2004           331           393           550         153          119          187         1,733
                                  2003           332           345           558         156          125          187         1,703
                                  2002           326           339           503         163          121          241         1,693
                                  ----    ----------       -------   -----------      ------   ----------    ---------       -------

Total Assets                      2004         5,512         7,869         7,229       2,639        1,831       31,968        57,048
                                  2003         5,174         5,389         6,974       2,642        2,040       21,487        43,706
                                  ----    ----------       -------   -----------      ------   ----------    ---------       -------

Capital Expenditures              2004           538           433           714         164          134           41         2,024
                                  2003           357           343           548         144          125          (35)        1,482
                                  2002           368           354           702         158          125          (28)        1,679
                                  ----    ----------       -------   -----------      ------   ----------    ---------       -------

NOTE 13 QUARTERLY RESULTS (UNAUDITED)

                                                                                            Quarters Ended
                                                                    -------------------------------------------------------------
                                                                    Sept 30         Dec 31       Mar 31      Jun 30    Total Year
                                                                    --------       -------      -------      -------   ----------
Net Sales                                          2003-2004        $ 12,195       $13,221      $13,029      $12,962      $51,407
                                                   2002-2003          10,796        11,005       10,656       10,920       43,377
                                                                    --------       -------      -------      -------      -------
Operating Income                                   2003-2004           2,643         2,742        2,303        2,139        9,827
                                                   2002-2003           2,179         2,248        1,957        1,469        7,853
                                                                    --------       -------      -------      -------      -------
Net Earnings                                       2003-2004           1,761         1,818        1,528        1,374        6,481
                                                   2002-2003           1,464         1,494        1,273          955        5,186
                                                                    --------       -------      -------      -------      -------
Diluted Net Earnings Per Common Share (1)          2003-2004        $   0.63       $  0.65      $  0.55      $  0.50      $  2.32
                                                   2002-2003            0.52          0.53         0.46         0.34         1.85
                                                                    --------       -------      -------      -------      -------

(1)   Restated for two-for-one stock split effective May 21, 2004.

Millions of dollars except per share amounts

                                The Procter & Gamble Company and Subsidiaries 57

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FINANCIAL SUMMARY (UNAUDITED)

                                              2004      2003      2002      2001      2000     1999       1998      1997      1996
                                              ----      ----      ----      ----      ----     ----       ----      ----      ----
Net Sales                                  $ 51,407  $ 43,377  $ 40,238   $39,244   $39,951  $38,125    $37,154   $35,764  $ 35,284
Operating Income                              9,827     7,853     6,678     4,736     5,954    6,253      6,055     5,488     4,815
Net Earnings                                  6,481     5,186     4,352     2,922     3,542    3,763      3,780     3,415     3,046
Net Earnings Margin                            12.6%     12.0%     10.8%      7.4%      8.9%     9.9%      10.2%      9.5%      8.6%
                                           --------  --------  --------   -------   -------  -------    -------   -------  --------

Basic Net Earnings Per Common Share (1)       $2.46     $1.95  $   1.63   $  1.08   $  1.30  $  1.38    $  1.37   $  1.22  $   1.07
Diluted Net Earnings Per Common Share (1)      2.32      1.85      1.54      1.03      1.23     1.29       1.28      1.14      1.00
Dividends Per Common Share (1)                 0.93      0.82      0.76      0.70      0.64     0.57       0.51      0.45      0.40
                                           --------  --------  --------   -------   -------  -------    -------   -------  --------

Restructuring Program Charges (2)          $      -  $    751  $    958   $ 1,850   $   814  $   481    $     -   $     -  $      -
Research and Development Expense              1,802     1,665     1,601     1,769     1,899    1,726      1,546     1,469     1,399
Advertising Expense                           5,504     4,373     3,773     3,612     3,793    3,639      3,801     3,574     3,374
Total Assets                                 57,048    43,706    40,776    34,387    34,366   32,192     31,042    27,598    27,762
Capital Expenditures                          2,024     1,482     1,679     2,486     3,018    2,828      2,559     2,129     2,179
Long-Term Debt                               12,554    11,475    11,201     9,792     9,012    6,265      5,774     4,159     4,678
Shareholders' Equity                         17,278    16,186    13,706    12,010    12,287   12,058     12,236    12,046    11,722
                                           --------  --------  --------   -------   -------  -------    -------   -------  --------

(1)   Restated for two-for-one stock split effective May 21, 2004.

(2) Restructuring program charges, on an after-tax basis, totaled $538, $706, $1,475, $688 and $385 for 2003, 2002, 2001, 2000 and 1999 respectively.

                                    Millions of dollars except per share amounts

58 The Procter & Gamble Company and Subsidiaries

DIRECTORS

NORMAN R. AUGUSTINE

Retired Chairman and Chief Executive Officer, Lockheed Martin Corporation and Chairman of the Executive Committee, Lockheed Martin (aerospace, electronics, telecommunications and information management). Director since 1989. Also a Director of Lockheed Martin Corporation, Black and Decker Corporation and ConocoPhillips. Age 69. Chairman of the Compensation Committee and member of the Executive and Innovation and Technology Committees.

BRUCE L. BYRNES

Vice Chairman of the Board - Global Household Care. Director since 2002. Also a Director of Cincinnati Bell Inc. Age 56.

R. KERRY CLARK

Vice Chairman of the Board - Global Health, Baby and Family Care. Director since 2002. Also a Director of Textron Inc. Age 52.

SCOTT D. COOK

Chairman of the Executive Committee of the Board, Intuit Inc. (a software and web services firm). Director since 2000. Also a Director of Intuit Inc. and eBay Inc. Age 52. Member of the Compensation and Innovation and Technology Committees.

DOMENICO DESOLE

Retired President and Chief Executive Officer and Chairman of the Management Board, Gucci Group N.V. (multibrand luxury goods company). Director since 2001. Also a Director of Bausch & Lomb, Gap, Inc. and Telecom Italia. Age 60. Member of the Audit and Governance and Nominating Committees.

JOSEPH T. GORMAN

Retired Chairman and Chief Executive Officer, TRW Inc. (automotive, aerospace and information systems) and Chairman and Chief Executive Officer, Moxahela Enterprises LLC (venture capital). Director since 1993. Also a Director of Alcoa Inc., National City Corporation and Imperial Chemical Industries plc. Age 66. Chairman of the Finance Committee and member of the Compensation and Executive Committees.

A.G. LAFLEY

Chairman of the Board, President and Chief Executive. Director since 2000. Also a Director of General Electric Company and General Motors Corporation. Age 57. Chairman of the Executive Committee.

CHARLES R. LEE

Retired Chairman of the Board and Co-Chief Executive Officer, Verizon Communications (telecommunication services). Director since 1994. Also a Director of The DIRECTV Group, Marathon Oil Corporation, United Technologies Corporation and US Steel Corporation. Age 64. Chairman of the Governance and Nominating Committee and member of the Audit and Compensation Committees.

LYNN M. MARTIN

Former Professor, J.L. Kellogg Graduate School of Management, Northwestern University and Chair of the Council for The Advancement of Women and Advisor to the firm of Deloitte & Touche LLP for Deloitte's internal human resources and minority advancement matters. Director since 1994. Also a Director of

CORPORATE OFFICERS

A.G. LAFLEY
Chairman of the Board, President and Chief Executive

BRUCE L. BYRNES
Vice Chairman of the Board - Global Household Care

R. KERRY CLARK
Vice Chairman of the Board - Global Health, Baby and Family Care

SUSAN E. ARNOLD
Vice Chairman - Global Beauty Care

ROBERT A. MCDONALD
Vice Chairman - Global Operations

WERNER GEISSLER
Group President - Central and Eastern Europe, Middle East and Africa

HEINER GURTLER
Group President - Global Prestige and Professional Care

DIMITRI PANAYOTOPOULOS
Group President - Global Fabric Care

PAUL POLMAN
Group President - Western Europe

ROBERT A. STEELE
Group President - North America

JEFFREY P. ANSELL
President - Global Pet Health and Nutrition

CHARLES V. BERGH
President - ASEAN, Australasia and India

RAVI CHATURVEDI
President - Northeast Asia

MARK A. COLLAR
President - Global Pharmaceuticals

PAOLO DE CESARE
President - Global Skin Care and Global Personal Cleansing

CHRISTOPHER DE LAPUENTE
President - Global Hair Care

CARSTEN FISCHER
President - Professional Care

FABRIZIO FREDA
President - Global Snacks

MICHAEL J. GRIFFITH
President on Special Assignment(1)

DEBORAH A. HENRETTA
President - Global Baby and Adult Care

MICHAEL E. KEHOE
President - Global Oral Care

MARK D. KETCHUM
President on Special Assignment(2)

(1) Retires January 2, 2005 after more than 23 years of service.

(2) Retires November 1, 2004 after more than 33 years of service.

                                The Procter & Gamble Company and Subsidiaries 59

SBC Communications, Inc., Ryder System, Inc., Dreyfus Funds and Constellation Energy Group. Age 64. Member of the Finance and Public Policy Committees.

W. JAMES MCNERNEY, JR.

Chairman of the Board and Chief Executive Officer, 3M Company (diversified technology). Director since 2003. Also a Director of 3M Company and The Boeing Company. Age 55. Member of the Audit, Finance and Governance and Nominating Committees.

JOHNATHAN A. RODGERS

President and Chief Executive Officer, TV One, LLC (media and communications). Director since 2001. Age 58. Member of the Innovation and Technology and Public Policy Committees.

JOHN F. SMITH, JR.

Chairman of the Board, Delta Air Lines, Inc. and retired Chairman of the Board and CEO, General Motors Corporation (automobile and related businesses). Director since 1995. Also a Director of Delta Air Lines, Inc. and Swiss Reinsurance Company. Age 66. Chairman of the Audit Committee and member of the Governance and Nominating and Public Policy Committees.

RALPH SNYDERMAN, M.D.

Chancellor Emeritus, James B. Duke Professor of Medicine at Duke University. Director since 1995. Also a Director of Axonyx Inc. and Cardiome Pharma Corporation. Age 64. Chairman of the Innovation and Technology Committee and member of the Finance Committee.

ROBERT D. STOREY

Retired partner in the law firm of Thompson Hine, L.L.P., Cleveland, Ohio. Director since 1988. Also a Director of Verizon Communications. Age 68. Chairman of the Public Policy Committee and member of the Finance Committee.

MARGARET C. WHITMAN

President and Chief Executive Officer, eBay Inc. (a global online marketplace for the sale of goods and services). Director since 2003. Also a Director of eBay Inc. and Gap, Inc. Age 48. Member of the Compensation and Governance and Nominating Committees.

ERNESTO ZEDILLO

Former President of Mexico and Director of the Center for the Study of Globalization and Professor in the field of International Economics and Politics at Yale University. Director since 2001. Also a Director of Alcoa Inc. and Union Pacific Corporation. Age 52. Member of the Finance and Public Policy Committees.

The Board of Directors has seven committees:

Audit Committee
Compensation Committee
Executive Committee
Finance Committee
Governance and Nominating Committee
Innovation and Technology Committee
Public Policy Committee

HARTWIG LANGER
President - Prestige Products

JORGE S. MESQUITA
President - Global Home Care

JORGE P. MONTOYA
President on Special Assignment(3)

MARTIN J. NUECHTERN
President on Special Assignment(4)

LAURENT L. PHILIPPE
President - Greater China

CHARLES E. PIERCE
President - Global Family Care

MARC S. PRITCHARD
President - Global Cosmetics and Hair Colorants

MARTIN RIANT
President - Global Feminine Care and Global Deodorants/Old Spice

JORGE A. URIBE
President - Latin America

RICHARD L. ANTOINE
Global Human Resources Officer

G. GILBERT CLOYD
Chief Technology Officer

CLAYTON C. DALEY, JR.
Chief Financial Officer

STEPHEN N. DAVID
Chief Business-to-Business Officer(5)

R. KEITH HARRISON, JR.
Global Product Supply Officer

JAMES J. JOHNSON
Chief Legal Officer and Secretary

MARIANO MARTIN
Global Customer Business Development Officer

CHARLOTTE R. OTTO
Global External Relations Officer

FILIPPO PASSERINI
Chief Information and Global Services Officer

RICHARD G. PEASE
Senior Vice President - Human Resources, Global Household Care

NABIL Y. SAKKAB
Senior Vice President - Research and Development, Global Fabric and Home Care

JAMES R. STENGEL
Global Marketing Officer

JOHN P. GOODWIN
Treasurer

JOHN K. JENSEN
Vice President and Comptroller

(3) Retires October 1, 2004 after more than 33 years of service.

(4) Retires June 30, 2005 after more than 26 years of service.

(5) Retires January 2, 2005 after more than 34 years of service.

60 The Procter & Gamble Company and Subsidiaries

SHAREHOLDER INFORMATION

IF...

-     You need help with your account

-     You need automated access to your account

-     You are interested in our certificate safekeeping service

-     You want to arrange for direct deposit of dividends

-     You have a lost, stolen or destroyed stock certificate

CONTACT P&G - 24 HOURS A DAY

-     Visit our Web site at www.pg.com/investing

-     E-mail us at shareholders.im@pg.com

- Call for financial information at 1-800-764-7483 (call 1-513-945-9990 outside the U.S. and Canada)

CALL PERSON-TO-PERSON

- Shareholder Services representatives are available Monday - Friday, 9 - 4 EST at 1-800-742-6253 (call 1-513-983-3034 outside the U.S. and Canada)

-     Automated service available after U.S. business hours

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

TRANSFER AGENT/SHAREHOLDER SERVICES

The Procter & Gamble Company
Shareholder Services Department
P.O. Box 5572
Cincinnati, OH 45201-5572

REGISTRAR

The Fifth Third Bank
Stock Transfer Administration
Corporate Trust Department, MD 10AT60
38 Fountain Square Plaza
Cincinnati, OH 45263

EXCHANGE LISTING

New York, National, Amsterdam, Paris, Basle, Geneva, Lausanne, Zurich, Frankfurt, Brussels

SHAREHOLDERS OF COMMON STOCK

There were approximately 1,426,000 common stock shareowners, including shareholders of record, participants in the Shareholder Investment Program, participants in P&G stock ownership plans and beneficial owners with accounts at banks and brokerage firms, as of July 30, 2004.

FORM 10-K

Shareholders may obtain a copy of the Company's 2004 report to the Securities and Exchange Commission on Form 10-K by going to P&G's investor Web site at www.pg.com/investing or by calling us at 1-800-764-7483. This information is also available at no charge by sending a request to Shareholder Services at the address listed above.

SHAREHOLDERS' MEETING

The next annual meeting of shareholders will be held on Tuesday, October 12, 2004. A full transcript of the meeting will be available from Linda D. Rohrer, Assistant Secretary. Ms. Rohrer can be reached at One P&G Plaza, Cincinnati, OH 45202-3315.

PG.COM/INVESTING

You can access your Shareholder Investment Program account, including your account balance and transactions, 24 hours a day at pg.com/investing. And pg.com is your connection to stock purchase information, transaction forms, information about the 2004 stock split, Company reports and webcasts, as well as product information, newsletters and samples.

CORPORATE SUSTAINABILITY REPORT

Sustainable development is a simple idea: ensuring a better quality of life for everyone, now and for generations to come. P&G embraces sustainable development as a potential business opportunity, as well as a corporate responsibility. For more information, please find our Corporate Sustainability Report at pg.com/sr.

GLOBAL CONTRIBUTIONS REPORT

P&G strives to make a difference beyond our brands to help improve people's everyday lives. P&Gers around the world are engaged in their communities as volunteers and as partners in important community activities. See P&G's Global Contributions report to learn more about these efforts, including P&G's financial support, at pg.com/contributionsreport.

P&G GALLERIA

You can order imprinted P&G merchandise from the P&G Galleria. Shop online for umbrellas, business accessories and clothing through pg.com in Try and Buy, or call 1-800-969-4693 (1-513-651-1888 outside the U.S.).

Common Stock Price Range and Dividends
(Restated for two-for-one stock split effective May 21,2004)

                                         Price Range                                Dividends
                   -------------------------------------------------------  ------------------------
                   2003 - 2004    2003 - 2004    2002 - 2003   2003 - 2002  2003 - 2004  2002 - 2003
Quarter Ended         HIGH           LOW            High          Low
-------------      -----------    -----------    -----------   -----------  -----------  -----------
September 30         $46.72         $43.26         $ 46.75       $37.04      $ 0.228       $0.205
December 31           49.97          46.41           46.18        41.00        0.228        0.205
March 31              53.61          48.89           45.00        39.79        0.228        0.205
June 30               56.34          51.64           46.27        43.80        0.250        0.205

Design. Landor Associates

P&G AT A GLANCE

                                                                                                              Net Sales
                                                                                                            by Segment(1)
                                                                                                                 (in
Global Business Unit      Product Lines                 Key Brands                                            billions)
--------------------------------------------------------------------------------------------------------------------------
Fabric and Home Care      Laundry detergent, fabric     Tide, Ariel, Downy, Lenor, Dawn, Fairy,               $   13.9
                          conditioners, dish care,      Joy, Gain, Ace Laundry and Bleach, Swiffer,
                          household cleaners,           Dash, Bold, Cascade, Mr. Clean/Proper,
                          fabric refreshers, bleach     Febreze, Bounce, Cheer, Era, Bonux, Dreft,
                          and care for special          Daz, Flash, Vizir, Salvo, Viakal, Maestro
                          fabrics                       Limpio, Rindex, Myth, Alomatik
----------------------------------------------------------------------------------------------------------------------
Beauty Care               Hair care/hair color,         Pantene, Olay, Head & Shoulders, Clairol's                17.1
                          skin care and cleansing,      Herbal Essences, Nice `n Easy, Natural
                          cosmetics, fragrances and     Instincts and Hydrience, Cover Girl, SK-II,
                          antiperspirants/deodorants    Max Factor, Hugo Boss, Safeguard, Rejoice,
                                                        Secret, Old Spice, Zest, Vidal Sassoon,
                                                        Pert, Ivory, Lacoste, Aussie, Infusium 23,
                                                        Camay, Noxzema, Infasil, Joy Parfum,
                                                        Valentino, Sure, Wash&Go, Wella, Koleston,
                                                        Wellaflex, Shockwaves, Rochas, Escada, Gucci
                          Feminine protection pads,     Always, Whisper, Tampax, Lines Feminine
                          tampons and pantiliners       Care, Naturella, Evax, Ausonia, Orkid
----------------------------------------------------------------------------------------------------------------------
Baby and Family Care      Baby diapers, baby and        Pampers, Luvs, Kandoo, Dodot                              10.7
                          toddler wipes, baby bibs,
                          baby change and bed mats
                          Paper towels, toilet          Charmin, Bounty, Puffs, Tempo
                          tissue and facial tissue
----------------------------------------------------------------------------------------------------------------------
Health Care               Oral care, pet health and     Crest, Iams, Eukanuba, Actonel, Vicks,                     7.0
                          nutrition,                    Asacol, Prilosec OTC, Metamucil, Fixodent,
                          pharmaceuticals and           PUR, Scope, Macrobid, Pepto-Bismol,
                          personal health care          Didronel, ThermaCare, Blend-a-med
----------------------------------------------------------------------------------------------------------------------
Snacks and Beverages      Snacks and beverages          Pringles, Folgers, Millstone                               3.5
----------------------------------------------------------------------------------------------------------------------

Fabric and Home Care            27%
Beauty Care                     33%
Baby and Family Care            20%
Health Care                     13%
Snacks and Beverages             7%

RECOGNITION

P&G is the only company to appear on all seven Fortune magazine company lists in 2003, including:

-      Best Companies to Work For

-      Most Admired

-      Best Companies for Minorities

-      MBA's Top Employers

P&G ranks among the top companies for Executive Women (National Association for Female Executives), African Americans (Family Digest magazine) and Best Corporate Citizens (Business Ethics magazine).

[GRAPHICS]

RISING TIDE - LESSONS FROM 165 YEARS OF BRAND BUILDING AT P&G

combines the history of P&G with case studies on topics like the invention of Tide and the start of P&G's business in Eastern Europe. For a 30% discount, shareholders can order the book through HBS Press at www.hbspress.org or call 1-888-500-1016. Mention promotional code LPEMIP4.

(1) Offset by $0.8 billion of net sales generated by companies for which P&G exerts significant influence but does not consolidate, and other miscellaneous activities.

                                                          P&G 2004 Annual Report

[LOGO] TOUCHING LIVES, IMPROVING LIFE. P&G

(C) 2004 Procter & Gamble
0038-7122