Form 10-K, Exhibit 13
period 2005-06-30
PROCTER & GAMBLE CO
filed 2005-08-29
CIK 80424

                                                                               .
                                                                               .
                                                                               .

                                  EXHIBIT (13)
                         Annual Report to Shareholders
                                  (Pages 1-67)

TABLE OF CONTENTS

Letter to Shareholders                             1
Integrating Gillette                              10
P&G's Billion-Dollar Brands                       12
Global Business Unit Perspective                  14
Financial Contents                                22
Corporate Officers                                62
Board of Directors                                64
Shareholder Information                           65

FINANCIAL HIGHLIGHTS

Net Sales
(In billions of dollars)

2003           43.4
2004           51.4
2005           56.7

Operating Cash Flow
(In billions of dollars)

2003           8.7
2004           9.4
2005           8.7

Diluted Net Earnings
(per common share)

2003           1.85
2004           2.32
2005           2.66

Additional Earnings Information(1)
(per common shares, on a diluted basis)

                    Reported       Restructuring
                      EPS             Charges             Total
2003                   1.85             .19                2.04
2004                   2.32               -                2.32
2005                   2.66               -                2.66

(1) Organization 2005 restructuring charges per share total $0.19 in 2003.

Financial Summary (Unaudited)

                                                                           Years Ended June 30
Amounts in millions                     -------------------------------------------------------------------------------------------
except per share amounts                   2005            2004             2003            2002            2001           2000
-------------------------------------   -----------     -----------     -----------     -----------     -----------     -----------
Net Sales                               $    56,741     $    51,407     $    43,377     $    40,238     $    39,244     $    39,951
Operating Income                             10,927           9,827           7,853           6,678           4,736           5,954
Net Earnings                                  7,257           6,481           5,186           4,352           2,922           3,542
Net Earnings Margin                            12.8%           12.6%           12.0%           10.8%            7.4%            8.9%
Basic Net Earnings per Common Share     $      2.83     $      2.46     $      1.95     $      1.63     $      1.08     $      1.30
Diluted Net Earnings per Common Share          2.66            2.32            1.85            1.54            1.03            1.23
Dividends per Common Share                     1.03            0.93            0.82            0.76            0.70            0.64

P&G DELIVERED ANOTHER STRONG YEAR OF BROAD-BASED GROWTH IN FISCAL 2005.

+ 8% Sales(1)                           +15% Earnings per Share

90% Free Cash Flow Productivity(2)      +11 Dividends per Share

                                   [PICTURE]

P&G'S LINEUP OF 17 BILLION-DOLLAR BRANDS DELIVERED HIGH SINGLE-DIGIT VOLUME GROWTH IN FISCAL 2005.

                                     [MAP]

Every Global Business Unit and Market Development Organization delivered volume growth in fiscal 2005.

FELLOW SHAREHOLDERS:

At the beginning of this decade, we made several promises to P&G shareholders.

We said we would get P&G growing again. We set demanding but realistic growth goals: 4-6% sales growth,(1) 10% or better earnings-per-share growth, and free cash flow productivity equal to or greater than 90% of earnings.(2) P&G has met or exceeded these growth goals for four consecutive years. Since 2000:

- We've grown sales more than 40%, to $57 billion. We've more than doubled profits. We've generated more than $30 billion in free cash flow.(3)

- We have returned $11 billion in cash to shareholders through dividends, and have increased shareholder value another $60 billion by nearly doubling the price of P&G stock.(4)

We said we would focus on being the global leader in P&G's core categories, with leading global brands.

- P&G is the global leader in all four core categories. Baby Care and Feminine Care both have global shares above 35%. Fabric Care has more than a 30% share globally. Hair Care is over 20% in a large and fragmented category.

- P&G is growing share in categories that represent more than two-thirds of Company sales.

- Since 2000, we've grown P&G's billion-dollar brand lineup from 10 to 17 brands. Pampers is now a $6 billion brand. Tide is a $3 billion brand. Pantene, Always, and Ariel are all $2 billion brands. Dawn became P&G's 17th billion-dollar brand in 2005.

We said we would take the steps necessary to ensure P&G brands provide the best consumer value.

- Baby Care is the innovation leader with Baby Stages of Development, Pampers Feel'n Learn, and Kandoo personal care for toddlers.

-     Fabric Care is leading with Tide Coldwater and Tide with a touch of Downy.

- Tampax Pearl and Naturella are setting the standard for performance and value in Feminine Care.

- Pantene Pro-Health and Color Expressions are keeping Hair Care in the lead.

In each of these categories, innovation at affordable price points has resulted in attractive value for consumers. At the

This Annual Report contains a number of forward looking statements.
For more information please see page 28 of the Management's Discussion and Analysis.

(1)   Excluding the impact of foreign exchange. This was 2% on 2005.

(2) Free cash flow productivity is defined as the ratio of free cash flow to net earnings. For more information, please see page 34 of the Management's Discussion and Analysis.

(3) Free cash flow is defined as cash from operating activities less capital expenditures.

(4) From June 30, 2000 to June 30, 2005, the closing price of P&G stock increased from $28.375 per share to $52.75, as adjusted for a stock split.

FOUR DRIVERS have enabled P&G to deliver consistent growth: CLEAR
STRATEGIES, CORE STRENGTHS, BALANCE, and LEADERSHIP.

Organic Unit Volume Growth
(% increase versus previous year)

2003               8%
2004              10%
2005               8%

Free Cash Flow
(In billions of dollars)

2003              7.2
2004              7.3
2005              6.5

[LINE GRAPH]

Total Shareholder Return
(Indexed versus June 30, 2000)

same time, we have focused on increasing productivity throughout P&G.

-     We have increased sales per employee nearly 40% over the past five years.

- Even though R&D investment has increased over the past five years, R&D as a percentage of sales has declined from 4.8% in 2000 to 3.4% in 2005. More than 80% of initiatives succeeded in creating shareholder value, an improvement of 25% over the past three years.

- We have decreased P&G's Global Business Services (GBS) costs by more than 15% on base business services since 2000.

- We have grown the productivity of P&G's Product Supply organization at a high single-digit rate since 2000.

- We have reduced capital spending as a percentage of sales since 2000 from nearly 8% to less than 4%, without foregoing any strategic investment in growth.

- We've added an incremental growth point to the Company's top line over the past two years with Marketing ROI (return on investment) initiatives.

This focus on productivity improvement has strengthened P&G's cost structure. As a result, we've been able to make investments that have helped accelerate top-line growth, while also generating strong free cash flow from operating businesses.

In other words, we said we would grow sustainably - and we have.

SUSTAINING GROWTH IN FISCAL 2005

Of course, it's long-term performance that counts. Four years of solid performance is a good start - but each time we add another year to P&G's track record of consistent growth, we remind ourselves that the hard work is still ahead.

Our commitment to delivering reliably year after year resulted in another strong year of growth in fiscal 2005.

-     We increased volume 8%. Organic volume(5) was also up 8%.

-     We grew sales 10%, to $56.7 billion. Organic sales(6) were up 8%.

-     We delivered $7.3 billion in net earnings, up 12%.

-     Earnings per share were $2.66, up 15%.

-     We generated $6.5 billion in free cash flow, or 90% of earnings.

(5)   Excludes the impacts of acquisitions and divestitures.

(6) Excludes the impacts of acquisitions, divestitures, and foreign exchange of 2% in 2005.

- We increased dividends per share 11%, the 49th consecutive fiscal year in which P&G has increased dividends.

Growth was broad-based.

- Every Global Business Unit delivered volume growth. P&G Household Care and P&G Family Health both grew volume 8%, and P&G Beauty increased volume 12%.

- The 17 billion-dollar brands delivered high single-digit volume growth this past fiscal year.

- Every Market Development Organization grew volume. Developed markets delivered mid-single-digit volume growth, and developing markets were up high teens.

- We grew volume 7% on average across P&G's top 10 retail customers. The balance of customers grew double-digit.

These results demonstrate that P&G's goals are achievable and its strategies are working.

STRATEGIES, STRENGTHS, BALANCE, AND LEADERSHIP

Four drivers have enabled P&G to deliver this consistent growth: clear strategies, core strengths, balance, and leadership.

P&G's strategies remain unchanged. We are continuing to focus on core businesses and on P&G's leading brands, countries, and customers. We are continuing to build P&G leadership in the faster-growing, higher-margin beauty and health care businesses. We are continuing to invest in growth with lower-income consumers in developing markets. I'm confident these remain the right choices for sustained growth.

P&G's core strengths - branding, innovation, go-to-market, and scale - continue to set our Company apart from competition.

I have discussed P&G's strategies and strengths in detail in previous letters. This year, I want to focus on balance and leadership to provide a more complete picture of the drivers enabling P&G's sustained, long-term growth.

BALANCE CREATES FLEXIBILITY TO ACHIEVE GOALS

P&G has become a more balanced company. This is important. A balanced approach to growth and a balanced mix of businesses, brands, markets, and customers provide flexibility to deliver results reliably, in good times and challenging times alike.

P&G REPORT CARD

Progress Against P&G's Long-Term Goals and Strategies, 2001-2005

GROWTH GOALS

                              GOAL    RESULT
                            -------   ------
Sales Growth                 4-6%       7%(1)

Earnings-per-Share
Growth                        10%+     11%(2)

Free Cash Flow
Productivity                  90%+     119%

GROWTH STRATEGIES

Build existing core businesses into stronger global leaders

-     P&G GREW MARKET SHARE IN ALL FOUR CORE CATEGORIES

Grow leading brands, big countries, winning customers

-     VOLUME UP 7%, ON AVERAGE, FOR P&G'S 17 BILLION-DOLLAR BRANDS

-     VOLUME UP 6%, ON AVERAGE, FOR P&G'S TOP 16 COUNTRIES

-     VOLUME UP 7%, ON AVERAGE, FOR P&G'S TOP 10 RETAIL CUSTOMERS

Develop faster-growing, higher-margin, more asset-efficient businesses with global leadership potential

- BEAUTY SALES NEARLY DOUBLED TO $19.5 BILLION; PROFIT MORE THAN DOUBLED TO $2.9 BILLION

- HEALTH CARE SALES DOUBLED TO $7.8 BILLION; PROFIT MORE THAN TRIPLED TO $1 BILLION

-     P&G BEAUTY AND HEALTH NOW ARE 47% OF P&G SALES AND 50% OF PROFIT

Regain growth momentum and leadership in Western Europe

- WESTERN EUROPE VOLUME UP MID-SINGLE DIGIT, ON AVERAGE - TWICE THE RATE OF WESTERN EUROPE GDP GROWTH

- P&G BRANDS GROWING SHARE IN CATEGORIES ACCOUNTING FOR MORE THAN HALF OF WESTERN EUROPE SALES

Drive growth among lower-income consumers in developing markets

- LOWER-INCOME STRATEGY HAS DELIVERED MID-TEENS VOLUME GROWTH, ON AVERAGE, IN DEVELOPING MARKETS

(1)   Excluding foreign exchange of less than 1%.

(2) Excludes amortization of goodwill and indefinite-lived intangibles, no longer required under accounting rules beginning in 2002, and Organization 2005 restructuring charges per share of $0.32 in 2000, $0.61 in 2001, $0.26 in 2002, and $0.19 in 2003.

P&G HAS BECOME A MORE BALANCED COMPANY. With the acquisition of Gillette, roughly half of P&G sales will come from Baby, Family, and Household categories, and half will come from Beauty and Health businesses.

[PICTURE]

We have a uniquely balanced combination of businesses and brands. With the planned acquisition of Gillette, roughly half of P&G sales will come from Baby, Family, and Household, and half will come from Beauty and Health. P&G's lineup of billion-dollar brands is well balanced. When the Gillette acquisition is complete, we will have 10 billion-dollar brands in Beauty and Health, and 12 billion-dollar brands in Baby, Family, and Household.

We have a balanced geographic presence. About half of P&G sales come from North America and half from international markets. Ten of the top 16 countries are billion-dollar markets - countries in which we generate a billion dollars or more in P&G sales each year. Eight of the top 16 countries are developing markets - countries that we expect to become a larger part of our mix, adding about a percentage point of growth each year.

We have a balanced mix of customers. Nearly half of P&G's top 10 retail customers sell a billion dollars or more each year in P&G products. We have grown volume 9% a year on average over the past three years with these billion-dollar customers, and 9% with the top 10 customers worldwide. In addition, we have delivered high-teens volume growth on average in high-frequency stores common in developing countries. If they were a single retailer, these high-frequency stores would be P&G's single largest volume customer. P&G's growth is not dependent on any one channel or customer. Our objective is to serve all consumers and to grow with all customers.

Our experience this past year is a good illustration of why balance matters. We faced some tough challenges in fiscal 2005 - and yet we still achieved our long-term goals. Rising commodity costs put significant pressure on global Fabric Care. Oral Care faced increased competitive spending. Competitive price discounting and trade promotion spending was particularly intense in North America and Western Europe. Without P&G's balance, we might have been tempted to reduce strategic investments in branding or innovation to deliver short-term goals. Instead, we sustained these important investments and still delivered ahead of sales and earnings growth goals. We were able to do this because other major businesses, including Beauty, Baby and Family Care, Coffee and Snacks, and fast-growing developing markets delivered well ahead of goals.

INDUSTRY LEADERSHIP CREATES CAPABILITY TO GROW

In addition to balance, there is another reason shareholders can rely on P&G to deliver consistently: industry leadership that enables growth. Leadership is important because it creates opportunities to grow, to sustain growth over the long term, and to earn superior returns from consistent growth.

P&G aspires to be the leading consumer products company in sales, profitability, market capitalization, shareholder return, and - particularly important - in each of our core strengths. We are creating sustainable leadership advantages in branding, innovation, go-to-market capability, and scale - and we aspire to be the industry best in each area.

Branding

We have the largest lineup of leading brands in the industry: 17 billion-dollar brands, and another 13 brands with sales of $500 million or more capable of crossing the billion-dollar mark in the next several years. These are brands consumers want in their homes and retailers want in their stores.

Innovation

Innovation starts with consumer understanding. We have one of the industry's largest pools of consumer data, representing more than 100 million consumers across 30 countries, 25 customers, and 20 categories. Deep consumer and shopper understanding drives P&G innovation and brand building and strengthens the value we bring to retail partners.

We translate this understanding into innovation that improves consumers' lives. We invest nearly $2 billion a year in research and development, which is more than most of our direct competitors combined. And, we multiply our innovative capacity with a global network of innovation partners that gives us access to literally thousands of ideas and technologies each year.

Go-to-Market Capability

We provide retailers with consumer and shopper research, supply chain solutions, branding and marketing expertise, and more. This results in stronger retail partnerships. In a recent industry survey of U.S. retailers, P&G was ranked #1 in six of eight categories: clearest strategy, most innovative, most helpful consumer and shopper information, best supply chain management, best category management, and best consumer marketing.

P&G's LEADERSHIP CREATES OPPORTUNITIES TO GROW. We attract more innovation partners. We build strong partnerships with customers and suppliers. We attract and retain top people who want to work for the industry leader.

P&G and Gillette are STRONGER TOGETHER than alone. We are focused on the SAME STRATEGY. We are leveraging the SAME CORE STRENGTHS. We will have even GREATER BALANCE and a STRONGER LEADERSHIP position. Together.

Scale

We create and capture scale - in purchasing, distribution, business services, and more - at the company level. Global, regional, and local business units use this scale to keep operating costs low, to bring innovation to market at competitive prices, and to invest more than competition in R&D and marketing, all of which drives sustainable top-line and bottom-line growth.

Being the industry leader in these four areas creates opportunities to grow. We can attract more innovation partners because they recognize that P&G's leading brands are highly efficient platforms for commercializing innovation. We can develop stronger partnerships with industry-leading customers, marketing and communications agencies, and suppliers because we offer greater growth opportunities as the global leader in many of our businesses. We can attract and retain top talent, people who want diverse career opportunities and who want to work for the industry leader.

GILLETTE ADDS BALANCE AND LEADERSHIP

Gillette will accelerate the shift of P&G's business mix toward faster-growing, higher-margin, more asset-efficient businesses: beauty and health. We are bringing together many of the industry's most successful brands; with Gillette, P&G will have 22 billion-dollar brands.

As a combined company, we will offer retailers a larger, more profitable mix of brands, broader and deeper consumer and shopper knowledge, more product and marketing innovation, and more supply chain solutions - creating even stronger partnerships.

We will provide Gillette access to P&G's larger distribution networks in major developing markets such as China, where P&G serves consumers in 2,000 cities and more than 11,000 towns and villages.

Finally, we will add Gillette's highly regarded organization to P&G's own, creating one of the strongest global organizations in any industry.

P&G and Gillette are stronger together than alone. We are focused on the same strategy. We are leveraging the same core strengths. We will have even greater balance and a stronger leadership position. This should mean more opportunities to win with more consumers and customers in more categories and markets every day.

OPPORTUNITIES TO GROW

Gillette, of course, is one of our biggest growth opportunities. We have increased P&G's annual sales growth goal by a point through 2010, from 4-6% to 5-7%(1) given Gillette's leadership in faster-growing categories and the growth synergies we expect to create once the integration is complete.

Beyond Gillette, there are opportunities to keep growing in all of P&G's businesses. Our growth model calls for 2-3% from market expansion, roughly in line with Gross Domestic Product (GDP) growth. As our business mix shifts toward faster-growing categories and markets, we expect to get closer to 3% market growth, which has been our experience over the past two years. The balance of organic growth will come from a combination of continued share growth, white space expansion, and new business creation.

We've proven over time that we can build share consistently. Our top five categories have grown to an average global value share of about 30%. We have achieved 50% to 60% shares in Western Europe Baby Care and Feminine Care, and North America Fabric Care - and these businesses are still growing share today. The next 20 categories are only halfway to the 30% share mark - representing significant growth potential.

White space expansion is an opportunity that exists in both developing and developed markets. We still have numerous opportunities to expand our top categories into the 50 largest countries. Even in global categories such as Fabric Care, Feminine Care, Hair Care, Baby Care, Skin Care, and Oral Care, we still have a $15 billion white space opportunity.

The majority of white space opportunity exists in developing markets. These countries represent 23% of P&G sales currently, but they have 86% of the world's population, account for 25% of global GDP today, and will approach 30% by the end of the decade. This is particularly important for P&G because increases in household formation and income drive the growth and development of consumer products categories.

New business creation is another source of top-line growth. P&G has a proven track record of building new categories and creating new brands. No other consumer products company is creating entirely new businesses at the rate we are. We have generated nearly $5 billion of retail sales in

P&G's organic growth will come from continued SHARE GROWTH, WHITE SPACE EXPANSION, and NEW BUSINESS creation.

(1) Excluding the impact of foreign exchange.

We are REALISTIC about the challenges we will face, and we have the FINANCIAL FLEXIBILITY and ORGANIZATIONAL AGILITY to respond even when unexpected issues arise.

categories where we did not compete or that did not exist four years ago.

We will continue to invest in new businesses, with emphasis on entering or creating categories adjacent to existing P&G categories. We have identified more than $20 billion of opportunity in categories that are growing an average 6% per year with P&G-average margins. These new categories are close enough to P&G's core to give us confidence we could be a serious contender for leadership.

CHALLENGES TO GROWTH

Even with these significant growth opportunities, we are realistic about the challenges we face.

Completing the integration of Gillette is a key challenge. We've identified $1-$1.2 billion in cost synergies. We remain confident we can achieve these synergies while integrating our companies and, importantly, keeping P&G's and Gillette's existing businesses healthy and growing.

Competitive pressure is unrelenting. P&G competes against some of the best companies in the world, and we can expect them to continue competing aggressively. We know we must sustain the pace of innovation that has been a key driver of P&G's success over the past several years. At the same time, we know it is likely that competitors will continue to compete on price and trade incentives, so we must preserve the financial flexibility to price competitively to ensure consumer value and to protect P&G brand market shares.

The high cost of commodities and other materials is another significant challenge. Oil is up 45% versus year ago. Resin costs are up 20%. Coffee beans are up more than 40%. All this is resulting in higher product costs. We will continue to take pricing actions to recover commodity increases where and when we can, and we will continue to focus on ongoing cost savings to offset commodity increases.

These are some of the challenges we face. There will be other challenges we cannot predict. The key is to have the financial flexibility and organizational agility to respond even when unexpected issues arise. This is why P&G's balance and leadership are so important. The Company's balance provides the financial flexibility we need to respond to external challenges. P&G's leadership enables us to continue investing in growth and to continue creating value with retail partners and suppliers, even as we manage through tough challenges.

EARNING YOUR TRUST

Growing a company the size of P&G is not easy, but our performance over the past few years demonstrates that it is achievable - with clear strategies, core strengths, a balanced approach to growth, and the benefits of leadership.

We know we must continue to see things as they are, to stay reality-based. We must embrace change and proactively influence its course. We must play to P&G's strengths and stay with the business strategy that is working. Above all, we must serve consumers as our boss. Only by improving consumers' lives in meaningful ways every day - with P&G brands of superior performance, quality, and value - can we deliver the growth you expect every year.

I am confident P&G people are up to the challenge, and I thank you for your continued trust and support.

/s/ A.G. Lafley
--------------------
A.G. Lafley

Chairman of the Board,                    August 9, 2005
President and Chief Executive

[PICTURE]

A.G. LAFLEY
Chairman of the Board,
President and Chief Executive

Our performance demonstrates that with CLEAR STRATEGIES, a unique combination of STRENGTHS, a BALANCED APPROACH to growth, and the benefits of LEADERSHIP, P&G can SUSTAIN GROWTH for the long term.

[THE GILLETTE COMPANY LOGO]

$10.5 BILLION

2004 Sales with $1.7 billion net income

[PICTURE]

Blades and Razors has more than a 70% global market share - nearly five times higher than the nearest competitor.

[DURACELL PICTURE]

Duracell increased its leading global market share of alkaline batteries to 40% in 2004.

[PICTURE]

Braun is the #1 global brand in the premium electric shaver market.

Oral-B has strong portfolio in manual, battery, and rechargeable toothbrushes and is the global leader with a 36% share of market.

[PICTURE]

INTEGRATING GILLETTE

On July 12, 2005, P&G and Gillette shareholders overwhelmingly approved the combination of the two companies, with more than 96% of voting shareholders in favor of the acquisition. The Gillette integration team is jointly led by P&G Chief Financial Officer Clayt Daley and Gillette CEO Jim Kilts. In this discussion, P&G CEO A.G. Lafley addresses questions about the planned integration.

"Mega-mergers" often fail, even when the companies are in the same industry. How will this acquisition be different? There are a number of important differences that make us confident this combination will not just work, but thrive. The first is the health of our businesses. Often, when companies are acquired, one of the companies is struggling. That's not the case here. Both Gillette and P&G are delivering strong top- and bottom-line growth. We're combining Gillette's and P&G's healthy brand franchises and core strengths. And, we're coming together at a time when there are abundant opportunities for even more growth. We believe we can and will grow faster together than either company could grow alone.

Another key difference is the unique flexibility of P&G's organization structure. P&G's Global Business Unit (GBU), Market Development Organization
(MDO), and Global Business Services (GBS) structure gives us the ability to integrate new businesses while continuing to build existing businesses.

The Iams, Clairol, and Wella acquisitions demonstrated this capability. Our market development organizations have taken Clairol's Herbal Essences brand global while concurrently building Pantene to record global market share and turning Head & Shoulders into one of our fastest-growing billion-dollar brands. Likewise, P&G's Global Business Services organization has been integrating back-office support for the new acquisitions while also raising service levels and lowering costs for P&G's base business. No other consumer products company has created similar organization capabilities. Gillette's businesses will take full advantage of P&G's GBU, MDO, and GBS organization structure.

Do you remain confident that you can achieve the cost and revenue synergy goals? Yes. We've identified more than a billion dollars in cost synergy opportunities. Integration teams are developing plans to deliver them. We will eliminate administrative overlap by integrating Gillette's and P&G's corporate staffs. We will deliver critical support through P&G's Global Business Services organization, leveraging scale to deliver best-in-class costs not available to Gillette today. We see significant synergy opportunities in purchasing, manufacturing, logistics, marketing, and retail selling.

We have also begun planning revenue synergies. Short term, our focus is on expanding the distribution of Gillette brands into channels and markets where they are not fully represented today, such as China. At the same time, we want to leverage Gillette's strong in-store presence in channels and with customers where P&G brands are not fully developed, such as home improvement channels.

Mid-term, our focus will be on broadening Gillette's brand equities. We're confident the Gillette brand can stand for more than blades, razors, and pre- and post-shave products in the hearts and minds of consumers. This is a great global brand that can become an even bigger and broader platform for innovation.

Mismatched cultures are frequently a reason big mergers or acquisitions don't work out. Are the cultures of Gillette and P&G compatible? Absolutely. Our companies are more alike than different. We're both in the business of improving consumers' lives every day. We both operate according to similar values handed down over generations. We both have the same belief in the power of brands and innovation. We both are known for outstanding people at every level, in every part of the business. We're a great fit.

We did a culture survey with input from Gillette and P&G management and employees. We looked at decision making, recognition and reward systems, and a number of other critical cultural behaviors and norms. The two companies were very similar in the majority of areas. There were a few differences - for example, in how each company defines accountability and how we communicate internally - which we see as opportunities to grow and to learn from each other.

The fit between our cultures is evident in the spirit of collaboration with which people are working together. The people on Gillette and P&G businesses are focused on delivering their current business goals, while the integration teams are completing transition and synergy plans. We're being open and transparent about every aspect of the integration effort. We're moving quickly and making decisions collaboratively and promptly. And, we're communicating every step of the way to build credibility and trust. Integrating the cultures and organizations of two companies with histories as long and rich as P&G's and Gillette's is a complex undertaking - but it's a challenge our people have taken on with a real commitment to excellence and success.

What are you doing to attract and retain key Gillette talent? Our strategy is to field the best team, drawing from both Gillette and P&G. We're focused on ensuring leadership continuity on Gillette businesses and on assigning the right Gillette and P&G people to critical roles.

We've had excellent success ensuring leadership continuity on the Gillette businesses. Gillette CEO Jim Kilts will run the new Blades/Razor, Duracell, and Braun global business unit, and the vast majority of his leadership team has committed to join P&G.

We've focused initially on continuity at the leadership level, but we are committed to retaining top Gillette talent at every level. We're approaching this with the same mindset and capability we bring to our recruiting efforts at top universities and business schools: P&G leaders are personally involved; we have an extensive on-boarding program tailored to the needs of each individual; and we're tracking results to ensure we deliver retention and continuity goals.

We're COMBINING Gillette's and P&G's HEALTHY BRAND FRANCHISES and CORE STRENGTHS. We're coming together when there are abundant OPPORTUNITIES FOR GROWTH.

                                   [17 LOGO]

P & G BILLION DOLLAR BRANDS are platforms for innovation. They are global leaders. Consumers want them in their homes. Retailers want them in their stores. They enable us to bring innovation to consumers around the world effectively, efficiently, and profitably. They make consumers' lives a little better, every day.

                                                                     A.G. LAFLEY

[PICTURE]

P & G BEAUTY CONTINUED TO DELIGHT CONSUMERS WITH NEW PRODUCT INNOVATIONS ON LEADING BRANDS IN NORTH AMERICA.

[PICTURE]

WELLA'S PROFESSIONAL HAIR CARE BUSINESS DELIVERED 8% SALES GROWTH IN FISCAL YEAR 2005 - THE SECOND YEAR FOLLOWING ACQUISITION.

[PICTURE]

NATURELLA FEMININE CARE GLOBAL VOLUME MORE THAN DOUBLED BEHIND EXPANSION IN LATIN AMERICA AND CENTRAL AND EASTERN EUROPE.

Net Sales
(In billions of dollars)

2003              12.2
2004              17.1
2005              19.5

Net Earnings
(In billions of dollars)

2003              1.9
2004              2.3
2005              2.9

Top 10 P&G Beauty Brands (Net Sales)

[LOGO]

P&G BEAUTY

FISCAL YEAR 2005 RESULTS

P&G Beauty delivered its third consecutive year of double-digit growth in volume, sales, and profit. Volume increased 12%, sales increased 14%, and net earnings increased 22%.

This industry leading performance was driven mainly by broad-based organic growth across geographies and brands. Each of our top 10 countries delivered higher sales than a year ago, with solid gains in both developed and developing markets. Global market shares continue to grow, with most of our leading brands at record highs.

Each of our billion-dollar brands - five in total - grew sales and market share. Pantene, the world's leading hair care brand with over $2 billion in sales and over 10% global share, posted 13% volume growth. Head & Shoulders, the world's second-largest shampoo brand, grew volume 15%, achieving record global market share of nearly 10%.

Olay, one of P&G's fastest growing billion-dollar brands, grew global volume nearly 30%, driven by continued momentum of the Regenerist and Total Effects lines, and new innovations like Olay Quench, a hand and body moisturizing treatment with superior skin benefits. Always, the world's leading feminine care brand, grew volume by 11% and reached record-high global market share of 22%. In addition, the Prestige and Professional business posted strong top-line gains with global sales up double digits.

P&G Beauty also has a strong stable of potential billion-dollar brands with sales in the range of $500 million to $1 billion which are driving growth. Hugo Boss, along with Lacoste - which is now 10 times bigger than when we acquired the license in 2001 - further strengthened our global leadership position in men's fine fragrances. SK-II, our prestige skin care brand, grew volume 13% behind innovations such as De-Wrinkle Essence and Facial Lift Emulsion.

With these many successes, we also face some challenges. Our growth last year in U.S. Hair Care did not meet our high expectations, and we are pruning underperforming brands. In hair colorants, we are still rebuilding our innovation pipeline. We compete against outstanding companies with long histories in beauty, and we never underestimate their ability to innovate and attract the attention of consumers. 2005 was a very good year, and we are prepared for the challenges of 2006.

[PICTURE]

[PHOTO OF SUSAN E. ARNOLD]
Vice Chairman
P&G Beauty

WHAT'S WORKING

P&G Beauty has become one of the leading beauty companies in the world. Beauty is an attractive business with relatively high margins and low capital costs compared to most other consumer goods segments. It's a large and fragmented market with clear opportunity to build share and grow sales. And, it's responsive to consumer driven innovation and branding. Beauty is a natural fit for P&G.

P&G Beauty is focused on delivering consumer understanding that reaches beyond functional needs to connect at a deeper emotional level. We are leading innovation that goes beyond science to include sophisticated design that creates a total beauty experience and delights consumers. In addition, we are driving cost reduction by leveraging scale and eliminating inefficiencies, so we can fully support innovation and offer superior consumer value while building margin year-on-year, a balanced approach to sustain top- and bottom-line growth.

These focus areas allow us to meet an ever broader spectrum of consumer needs. For example, our new Pantene Color Expressions shampoo helps colored hair retain its vibrance and shine. Nice 'n Easy Root Touch-Up gives women an easy way to replace color at the root line with the exact shade they want. Olay Quench uses proprietary ingredients to deliver a non-greasy Amino Vitamin formula that is drawn into the skin to repair it and leave it naturally radiant. Naturella feminine care products with chamomile are skin-friendly, responding to consumers' desire for freshness. Innovations like these, built from deep understanding of consumers' needs and aspirations, are growing our P&G Beauty business in every region of the world.

We continue, as well, to complement organic innovation with strategic acquisitions and licensing arrangements. The Clairol and Wella acquisitions have expanded our portfolio to colorants and to professional hair care. They've extended our hair care, styling, and fragrance portfolios, as have license agreements with classic fashion brands such as Valentino and Lacoste. In addition to expanding our portfolio, these acquisitions have built our capabilities to connect with consumers, to innovate, to commercialize, and to win in Beauty.

P&G Beauty is building upon the Company's core strengths, and developing complementary skills, to create winning Beauty-specific capabilities. As the fastest growing global beauty business last year, we are well on our way to becoming the most innovative and in-touch beauty company in the world.

P&G Beauty delivered its third consecutive year of double-digit growth in volume, sales, and profit.

[MAP]

Prilosec OTC market share reached 35% of the U.S. heartburn treatment segment.

[PICTURE]

Crest toothpaste share in China increased >8% points to over 25%.

[PICTURE]

CHARMIN POSTED 8% VOLUME GROWTH BEHIND PRODUCT INNOVATIONS SUCH AS MEGAROLL.

[PICTURE]

Net Sales
(In billions of dollars)

2003              15.7
2004              17.7
2005              19.7

Net Earnings
(In billions of dollars)

2003              1.6
2004              1.9
2005              2.3

Top 10 P&G Family Health Brands (Net Sales)

[LOGO]

P&G FAMILY HEALTH

FISCAL YEAR 2005 RESULTS

P&G Family Health delivered a strong year of volume, sales, and profit growth. Unit volume grew 8%, net sales grew 11%, and net earnings increased 18%. The growth has been broad-based across the portfolio of leading brands. Six of P&G's 17 billion-dollar brands are in Family Health - Pampers, Crest, Bounty, Charmin, Iams, and Actonel - and Vicks and Prilosec OTC are in the next tier of brands with annual sales between $500 million and $1 billion. All eight of these brands delivered solid global volume growth in fiscal year 2005.

Baby Care and Family Care led the way with combined sales up 11% and profits up 28%. Baby Care continued to extend its global leadership with global market share of 37% behind sound product initiatives, holistic marketing, and expanded product offerings to lower-income consumers. Pampers also launched Kandoo children's personal care products in North America and expanded the lineup in Western Europe, further extending the franchise from babies to younger children. Family Care made strong progress behind its Bounty, Charmin, Puffs, and Tempo brands in all regions where we operate. In the core market of the U.S., Family Care market share rose to over 30%. In addition, Baby Care and Family Care have successfully executed price increases to offset higher commodity costs, which also helped year-on-year profit growth.

In Health Care, sales were up 11% and profits up 8%. Pharmaceuticals and Personal Health Care led the way with excellent growth on Actonel and Prilosec OTC. Actonel has now achieved a 33% global share of bisphosphonates in the fast-growing osteoporosis market. Prilosec OTC achieved a U.S. share of 35%. Oral Care delivered modest volume growth, despite aggressive competitive activity and contraction of the tooth-whitening market, based on strong performance in China and Russia on the Crest and Blend-a-Med brands. In the U.S., Crest extended its franchise into oral rinses with the launch of Crest Pro-Health Rinse, a no-alcohol formula that kills germs that cause plaque and gingivitis without the burn of alcohol. Pet Health & Nutrition posted solid top-line results, led by growth in North America and Japan. Iams is now the single largest pet care brand in the U.S.

WHAT'S WORKING

We have sharpened our focus on keeping families healthy for life. We do this by delighting consumers with better performing products that represent good value for the money. We have strengthened our capability to execute commercial and technical innovation with holistic marketing plans that resonate at every consumer touchpoint.

Innovative products like Crest Pro-Health Rinse, Pampers Feel'n Learn Advanced Training Pants, Actonel with Calcium, and Iams Savory Sauces offer a continuing stream of new benefits. Prilosec OTC, which brought one of the biggest prescription medicines to consumers for treating frequent heartburn at an affordable price over-the-counter, continues to grow quickly. At the same time, we are launching new products that delight lower-income consumers - like Vicks Honey Cough Syrup in Brazil, Pampers Baby Basics in China, Blendax toothpaste in Russia, and Bounty Basic and Charmin Basic in the United States.

The Pampers Feel'n Learn launch showcased our ability to bond with parents via well-executed holistic marketing plans. We quickly built awareness and trial of Feel'n Learn by surrounding parents with TV advertising, on-line potty training kits, media coverage, and in-store displays containing consistent and compelling images and messages. Parents couldn't miss the news of the unique way Feel'n Learn helps empower toddlers to master the challenge of potty training.

In addition, we've continued our relentless focus on cost reduction, cash generation, and operational discipline. To meet the needs of the world's consumers and win the competitive value equation, we know we need to have best-in-class structural costs. We are focusing on tight control of capital spending, improved inventory control, and lower product and manufacturing costs through standardized manufacturing platforms, localized raw materials supply, and utilizing contract manufacturing where possible. And when necessary, we are raising prices to offset commodity cost increases.

As we look forward, we are guided by a common vision for P&G Family Health - to keep families healthy for life. We know our target consumer - women who play a key role in the health of their families, from newborns to seniors, in developed and developing markets. We will continue to leverage P&G's unique combination of technologies and capabilities and continue to connect with external partners to offer more brands, innovation, and value to improve family health everywhere.

[PHOTO OF R. KERRY CLARK]
Vice Chairman of the Board,
P&G Family Health

Family Health delivered a strong year of broad-based growth with sales up 11% and earnings up 18%.

[PICTURE]

Behind strong growth in Europe and expansion into Japan, Lenor fabric conditioner grew global volume >30%

FEBREZE AIR EFFECTS GAINED 14% MARKET SHARE IN LESS THAN ONE YEAR AFTER ITS U.S. LAUNCH IN THE HIGHLY COMPETITIVE AIR FRESHENER SEGMENT.

[PICTURE]

PRINGLES SNACK STACKS LED THE BRAND TO HIGH SINGLE-DIGIT VOLUME GROWTH IN THE UNITED STATES.

Net Sales
(In billions of dollars)

2003              15.2
2004              16.8
2005              18.4

Net Earnings
(In billions of dollars)

2003              2.3
2004              2.5
2005              2.5

Top 10 P&G Household Care Brands (Net Sales)

P&G HOUSEHOLD CARE

FISCAL YEAR 2005 RESULTS

P&G Household Care is part of P&G's strong business foundation, representing about one-third of the Company's sales and earnings, and contributing some of the highest margins in the Company. In 2005, P&G Household Care results reflect the challenging environments in which many of our businesses operate.

Volume was up 8% and sales up 10%. Top-line growth was broad-based across the leading Household Care brands. They include six of the Company's billion-dollar brands - Tide, Ariel, Downy, Pringles, Folgers, and P&G's newest billion-dollar brand, Dawn. Each of these brands posted solid volume growth for the year, led by Tide and Downy, which both grew double-digits.

Profit was up modestly versus the prior year as the benefits from strong top-line growth were largely offset by high commodity costs in our largest businesses. In the Coffee business, we have been successful in pricing to cover green coffee bean cost increases. In Fabric Care and Home Care, we have increased our list prices in markets where the competitive environment would allow. However, the benefits from the price increases began to impact our results late in the fiscal year and only partially offset higher materials costs. In addition, we have implemented many new internal cost savings programs in all areas of the business to help reduce the need to raise consumer prices for our brands. These challenges and our hard work to address them will continue into fiscal year 2006.

WHAT'S WORKING

Our P&G Household Care mission is to make the everyday lives of the world's consumers a little brighter and help them create a home they love. We do this by understanding consumers' needs and then providing them with innovations at an outstanding value. The concept is simple - executing it is the hard part. And when we execute well, consumers reward us with higher volume, sales, and market share results.

As the global market leader in Fabric Care, we introduced Tide with a touch of Downy, Tide Coldwater and Downy Simple Pleasures in developed markets during the year. And we grew our Fabric Care business in developing markets, particularly Russia and China, by designing unique product formulations to meet the needs of consumers across more pricing tiers than ever before.

Home Care continued to drive top-line growth for P&G, as our key brands expanded into new product areas. We expanded Febreze from the fabric spray market into the air freshener segment with Febreze Air Effects. We expanded Swiffer Duster into Western Europe and will soon expand into a new usage occasion in North America, with Swiffer Carpet Flick.

In Snacks, our unique Pringles production capabilities are enabling us to deliver innovation such as Pringles Prints, which are fun for consumers and allow us to offer retailers customized products for their stores. Also, consumers continue to enjoy the variety offered by Pringles' steady stream of new flavors.

In Coffee, Folgers continues to be the clear market leader in the U.S., at 32% share. And with innovations such as our Home Cafe single-serving pod brewer, we are expanding into high-value areas of the coffee market that offer consumers more convenience and a great brew.

As we look forward, we know a combination of strong innovation, rigorous cost controls, and pricing to offset increased commodity costs is required for continued steady, profitable growth. The necessity of delivering consumer-relevant innovation at a great value has never been more important given heightened promotional activity by competitors and the need to distinguish P&G brands from those that compete on the basis of low price. Consumers who shop at all price points have high product performance expectations.

We are focusing on optimizing our cost structure and developing low-cost activity systems to support the long-term health of our brands and our industry leading margins. While these actions were not enough to fully offset higher commodity costs in 2005, our continued focus on these critical factors will enable us to return to steady profit growth over time and emerge even better able to help consumers create a home they love.

[PHOTO OF BRUCE L. BYRNES]
Vice Chairman of the Board,
P&G Household Care

Top-line growth in P&G Household Care was broad-based across all of the leading brands.

[MAP]

P&G's best-in-class Global Business Services organization is based in three high-quality, low-cost hubs: San Jose, Costa Rica; Manila, Philippines; Newcastle, UK.

SMALL NEIGHBORHOOD "HIGH-FREQUENCY STORES" SERVE ABOUT 80% OF CONSUMERS IN THE DEVELOPING WORLD

[PICTURE]

Top 16 Brands
(Volume Growth)

                  Top 16           Balance
                  Brands          of Brands
2003                8%                4%
2004               10%               10%
2005               10%                7%


Top 16 Countries
(Volume Growth)

[BAR CHART]

                  Top 16           Balance
                 Countries      of Countries
2003                9%                3%
2004                9%               14%
2005                8%               15%

Geographic Sales Split
(FY 2005 Net Sales)

[PIE CHART]

North America               48%
Western Europe              24%
Developing Geographies      23%
Northeast Asia               5%

Top 10 Customers
(Volume Growth)

                  Top 10           Balance
                Customers        of Customers
2003               13%                6%
2004                8%               10%
2005                7%               10%

GLOBAL OPERATIONS

FISCAL YEAR 2005 RESULTS

Our focus on delighting the world's consumers and winning at the First Moment of Truth, when consumers choose our brands in-store, has again delivered strong results in fiscal year 2005. P&G's global organic volume grew 8%. In developed markets, P&G continued its steady momentum with mid-single-digit organic volume growth. Developing markets, which accounted for about 23% of P&G's sales in fiscal 2005, posted the third consecutive year of mid-teens or greater volume growth.

The growth was also well balanced across P&G's leading brands, countries, and customers. P&G grew volume on all of its top 16 global brands and countries, and grew market share in eight of the top 10 customers. Also, P&G's Global Business Services (GBS) organization continued to provide world-class services at substantial cost savings.

WHAT'S WORKING

Global Operations brings together P&G's Supply Chain, Market Development, and Global Business Services operations. Our challenge is to leverage P&G's scale and leading portfolio of brands to profitably grow the business by delivering best-in-class consumer and shopper understanding, customer relationships, and highest-quality, lowest-cost supply chain and business services infrastructure. The keys to our success include:

Creating and Reapplying Winning Go-to-Market Strategies. We leverage local consumer, shopper, and retail customer insights to build integrated cross-business unit plans with customers and create efficiencies across the breadth of P&G's businesses as we go to market. We then leverage P&G's global scale to reapply success models quickly around the world. For example, our learning from SK-II store counters in Asia has been designed into our Olay launch in Spain with great results; and the Naturella feminine care brand, originally developed in Latin America, is now being rolled out in Central and Eastern Europe.

Winning the Value Equation with All Consumers. We continue to enrich our understanding of the world's consumers and find new ways to expand our consumer base. An example is value-conscious consumers. By better understanding their needs and driving product innovation specifically designed to delight them - on both product performance and cost - brands like Always, Crest, and Tide are now appealing to a much larger consumer base than ever before. In addition, P&G has rapidly increased its presence in high-frequency stores (HFS), the small neighborhood stores which serve about 80% of consumers in the developing world. We have grown HFS volume 50% in the last four years, and if consolidated globally, HFS would be P&G's largest customer.

Winning by Jointly Creating Value with Our Customers. We partner with winning retailers to jointly create value through in-depth shopper and supply chain understanding. By partnering together, we create plans that often add two or more points of sales growth versus the average. Examples of these activities include in-store solutions that improve the shopping experience, targeted marketing programs that leverage our shopper knowledge, and supply chain optimization projects that improve the availability of our products on the shelf.

Building P&G Beauty and Health Capability. In every region around the world, we are building our Beauty and Health go-to-market capability. We are providing more dedicated people to support our retail partners to enhance programs that are uniquely important to these businesses, such as in-store marketing to build trial and awareness of new innovations. In addition, we are strengthening capabilities to reach professionals in the Hair Styling, Oral Care, and Pet Health businesses - thought leaders and trendsetters in their industries.

Leverage P&G's Best-in-Class Global Business Services Organization. GBS provides P&G with an often-unseen competitive advantage. GBS combines information management and analysis capabilities to take P&G's use of information to a far more strategic level. These efforts help P&G's Market Development Organizations and Global Business Units make better, smarter, real-time business decisions.

Looking forward, the proposed acquisition of Gillette will provide P&G Global Operations with an exciting and challenging year ahead. The outstanding Global Operations capabilities outlined above will be key enablers for the successful integration of Gillette's brands, people, go-to-market plans, and business services needs. These strong capabilities also give us confidence that P&G can continue to grow its base business, improve its cost structure and delight more of the world's consumers while executing the Gillette integration with excellence.

[PHOTO OF ROBERT A. MCDONALD]
Vice Chairman,
Global Operations

Our focus on delighting consumers and winning the First Moment of Truth has delivered strong results.

[PICTURE]

22 THE PROCTER & GAMBLE COMPANY AND SUBSIDIARIES

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

At Procter & Gamble, we take great pride in our long history of doing what's right. If you analyze what's made our Company successful over the years, you may focus on our brands, our marketing strategies, our organization design and our ability to innovate. But if you really want to get at what drives our Company's success, the place to look is our people. Our people are deeply committed to our Purpose, Values and Principles. It is this commitment to doing what's right that unites us.

This commitment to doing what's right is embodied in our financial reporting. High quality financial reporting is our responsibility - one we execute with integrity and within both the letter and spirit of the law.

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

Our commitment to providing timely, accurate and understandable information to investors encompasses:

Communicating expectations to employees. Every employee - from senior management on down - is trained on the Company's "Worldwide Business Conduct Manual," which sets forth the Company's commitment to conduct its business affairs with high ethical standards. Every employee is held personally accountable for compliance and is provided several means of reporting any concerns about violations of the Worldwide Business Conduct Manual. The Worldwide Business Conduct Manual is available on our website at www.pg.com.

Maintaining a strong internal control environment. Our system of internal controls includes written policies and procedures, segregation of duties and the careful selection and development of employees. The system is designed to provide reasonable assurance that transactions are executed as authorized and appropriately recorded, that assets are safeguarded and that accounting records are sufficiently reliable to permit the preparation of financial statements conforming in all material respects with accounting principles generally accepted in the United States of America. We monitor these internal controls through control self assessments by business unit management. In addition to performing financial and compliance audits around the world, including unannounced audits, our Global Internal Audit organization provides training and continuously improves internal control processes. Appropriate actions are taken by management to correct any identified control deficiencies.

Executing financial stewardship. We maintain specific programs and activities to ensure that employees understand their fiduciary responsibilities to shareholders. This ongoing effort encompasses financial discipline in strategic and daily business decisions and brings particular focus to maintaining accurate financial reporting and effective controls through process improvement, skill development and oversight.

Exerting rigorous oversight of the business. We continuously review business results and strategic choices. Our Global Leadership Council is actively involved - from understanding strategies to reviewing key initiatives, financial performance and control assessments. The intent is to ensure we remain objective, identify potential issues, continuously challenge each other and ensure recognition and rewards are appropriately aligned with results.

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

Encouraging strong and effective corporate governance from our Board of Directors. We have an active, capable and diligent Board that meets the required standards for independence, and we welcome the Board's oversight. Our Audit Committee comprises independent directors with significant financial knowledge and experience. We review significant accounting policies, financial reporting and internal control matters with them and encourage their independent discussions with external auditors. Our corporate governance guidelines, as well as the charter of the Audit Committee and certain other committees of our Board, are available on our website at www.pg.com.

P&G has a strong history of doing what's right. Our employees embrace our Purpose, Values and Principles. We take responsibility for the quality and accuracy of our financial reporting. We present this information proudly, with the expectation that those who use it will understand our Company, recognize our commitment to performance with integrity and share our confidence in P&G's future.

/s/ A.G. Lafley                       /s/ Clayton C. Daley, Jr.
A.G. Lafley                           Clayton C. Daley, Jr.

Chairman of the Board,                Chief Financial Officer
President and Chief Executive

                                The Procter & Gamble Company and Subsidiaries 23

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting of The Procter & Gamble Company (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended). Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America.

We expect each employee to be accountable for ensuring strong internal controls. This objective is reinforced through our Worldwide Business Conduct Manual, which sets forth our commitment to conduct business with integrity and within both the letter and the spirit of the law. Our internal control system, which is supported with written policies and procedures, contains a Control Self Assessment Program conducted annually by substantially all areas of the Company and is audited by the internal audit function. Appropriate actions are taken by management to correct any identified control deficiencies.

Because of its inherent limitations, any system of internal control over financial reporting, no matter how well designed, may not prevent or detect misstatements due to the possibility that a control can be circumvented or overridden or that misstatements due to error or fraud may occur that are not detected. Also, because of changes in conditions, internal control effectiveness may vary over time.

Management assessed the effectiveness of the Company's internal control over financial reporting as of June 30, 2005 using criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and concluded that the Company maintained effective internal control over financial reporting as of June 30, 2005 based on these criteria.

Our internal control over financial reporting as of June 30, 2005, as well as our assessment of the effectiveness of our internal control over financial reporting as of June 30, 2005, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in the report which is included herein.

/s/ A.G. Lafley                   /s/ Clayton C. Daley, Jr.
A.G. Lafley                       Clayton C. Daley, Jr.

Chairman of the Board,            Chief Financial Officer
President and Chief Executive
August 9, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

[DELOITTE LOGO]

To the Board of Directors and Shareholders of The Procter & Gamble Company

We have audited the accompanying consolidated balance sheets of The Procter & Gamble Company and subsidiaries (the "Company") as of June 30, 2005 and 2004, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the three years in the period ended June 30, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at June 30, 2005 and 2004, and the results of its operations and cash flows for each of the three years in the period ended June 30, 2005, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of June 30, 2005, based on the criteria established in Internal Control -- Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 9, 2005 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

DELOITTE & TOUCHE LLP
Cincinnati, Ohio                                                  August 9, 2005

24  The Procter & Gamble Company and Subsidiaries

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

[DELOITTE LOGO]

To the Board of Directors and Shareholders of The Procter & Gamble Company

We have audited management's assessment, included in Management's Report on Internal Control Over Financial Reporting, that The Procter & Gamble Company and subsidiaries (the "Company") maintained effective internal control over financial reporting as of June 30, 2005, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of June 30, 2005, is fairly stated, in all material respects, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2005, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended June 30, 2005 of the Company and our report dated August 9, 2005 expressed an unqualified opinion on those financial statements.

DELOITTE & TOUCHE LLP
Cincinnati, Ohio                                                  August 9, 2005

                                The Procter & Gamble Company and Subsidiaries 25

TABLE OF CONTENTS

MANAGEMENT'S DISCUSSION AND ANALYSIS
   Overview........................................ 25
   Results of Operations........................... 28
   Segment Results................................. 31
   Financial Condition............................. 34
   Significant Accounting Policies
         and Estimates............................. 37
   Other Information............................... 39

AUDITED CONSOLIDATED FINANCIAL STATEMENTS
   Earnings........................................ 41
   Balance Sheets.................................. 42
   Shareholders' Equity............................ 44
   Cash Flows...................................... 45
   Notes to Consolidated Financial Statements...... 46

MANAGEMENT'S DISCUSSION AND ANALYSIS

The purpose of this discussion is to provide an understanding of P&G's financial results and condition by focusing on changes in certain key measures from year to year. Management's Discussion and Analysis (MD&A) is organized in the following sections:

-     Overview of the Company and summary of results for the fiscal year

-     Results of operations

-     Segment results

-     Financial condition

-     Significant accounting policies and estimates

-     Other information

Throughout MD&A, we refer to measures used by management to evaluate performance including unit volume growth, net outside sales and after-tax profit. We also refer to organic sales growth (net sales growth excluding the impacts of acquisitions, divestitures and foreign exchange), free cash flow and free cash flow productivity, which are not defined under accounting principles generally accepted in the United States of America (U.S. GAAP). The explanation of these measures at the end of MD&A provides more details. Management also uses certain market share estimates to evaluate performance relative to competition - despite limitations on the availability and comparability of share information. References to market share in MD&A are based on a combination of vendor-reported consumption and market size data, as well as internal estimates.

OVERVIEW

P&G's business is focused on providing branded products of superior quality and value to improve the lives of the world's consumers. We believe this will result in leadership sales, profits and value creation, allowing employees, shareholders and the communities in which we operate to prosper.

Procter & Gamble markets over 300 branded products in more than 160 countries. We have operations in over 80 countries through our Market Development Organization (MDO). The MDO includes dedicated retail customer, trade channel and country-specific teams that work to build our brands in local markets. It is organized along seven geographic areas: North America, Western Europe, Northeast Asia, Latin America, Central and Eastern Europe/Middle East/Africa, Greater China and ASEAN/Australasia/India. Throughout MD&A, we reference business results in developing markets, which we define as the aggregate of Latin America, Central and Eastern Europe/Middle East/Africa, Greater China and ASEAN/Australasia/India.

Our products are sold primarily through mass merchandisers, grocery stores, membership club stores and drug stores. We have also expanded our presence in "high frequency stores," the neighborhood stores which serve many consumers in developing markets.

We compete in multiple product categories and have three Global Business Units
(GBUs): P&G Beauty, P&G Family Health and P&G Household Care. We manage and report business and financial results on this basis. Each GBU and the MDO is led by a Vice Chair, all of whom report to the Chief Executive Officer. In July, 2005 we changed the names of the GBUs. Beauty Care was renamed P&G Beauty; Health, Baby & Family Care changed to P&G Family Health; and Household Care was renamed P&G Household Care. These changes have no impact on the composition or historical results of the GBUs.

The following charts provide net sales and net earnings by GBU as a percentage of total Company results, excluding net sales and earnings held in Corporate, for the fiscal year ended June 30, 2005. Please see the discussion on Corporate in the Segment Results discussion and Note 11 to the Consolidated Financial Statements for more information.

26 The Procter & Gamble Company and Subsidiaries

MANAGEMENT'S DISCUSSION AND ANALYSIS

2005 Net Sales
(by GBU)

[PIE CHART]

P&G Beauty                   34%
P&G Family Health            34%
P&G Household Care           32%


2005 Net Earnings
(by GBU)

[PIE CHART]

P&G Beauty                   37%
P&G Family Health            30%
P&G Household Care           33%


Strategic Focus

P&G is focused on strategies that we believe are right for the long-term health of the Company and that will increase returns for our shareholders. The Company's financial targets are (excluding the impacts of the pending Gillette acquisition):

- Sales growth of 4% to 6% excluding the impact of changes in foreign exchange rates from year-over-year comparisons. On average, we expect approximately 2% of sales growth to come from market growth; 1% to 3% from the combination of market share growth, expansion to new geographies and new business creation; and the remaining 1% to come from smaller, "tack-on" acquisitions to access markets or complement current business portfolios.

-     Diluted net earnings per share growth of 10% or better.

- Free cash flow productivity of 90% or greater (defined as the ratio of operating cash flow less capital expenditures divided by net earnings).

In order to achieve these targets, we focus on our core strengths of branding, innovation, go-to-market capability and scale against the following growth areas:

- Driving our core businesses of Baby Care, Fabric Care, Feminine Care and Hair Care into stronger global leadership positions.

- Growing our leading brands in our biggest markets with our largest customers.

- Investing in faster-growing businesses with higher gross margins that are less asset-intensive, primarily in the Beauty and Health Care businesses.

- Building on opportunities in select developing markets and with lower-income consumers.

Sustainability

To sustain consistent and reliable sales and earnings growth in line with our financial targets, we have identified four key enablers:

- Building a diversified and balanced portfolio consisting of foundation businesses and higher growth businesses. Foundation businesses include many of our established product categories - Fabric Care, Home Care, Baby Care, Family Care, Snacks and Coffee. These businesses provide a base for steady growth, strong operating cash flows and an excellent training ground for future leaders. We are focused on expanding these categories through innovative products, offering our brands in more parts of the world and tailoring our products to meet the needs of more consumers (including lower-income consumers). To complement the steady growth of foundation businesses, we are expanding our portfolio of Beauty and Health brands. These businesses generally have higher gross margins and lower capital requirements than the balance of the Company's portfolio. Over the past several years, we have increased the size of our Beauty and Health businesses by growing base brands and through acquisitions, including Clairol in 2002 and Wella in 2004. Both of these acquisitions expanded our presence in the retail and professional hair care categories. In January of 2005, we announced our agreement to acquire The Gillette Company, which will further expand our portfolio of Beauty and Health brands. Gillette is a leader in several global product categories including blades and razors, oral care and batteries. Pending regulatory approval, we expect this acquisition to close in Fall of 2005. We expect our portfolio of Beauty and Health brands to continue to provide a disproportionate percentage of growth for the Company.

- Investing in innovation and capability to reach more of the world's consumers with quality, affordable products. This includes expanding our presence in markets and reaching more consumers where we are under-represented including lower-income and value-conscious consumers.

- Leveraging the Company's organizational structure to drive clear focus, accountability and improved go-to-market capability. We have an organizational structure that works together to leverage our knowledge and scale at the global level with a deep understanding of the consumer and customer at the local level.

- The GBUs leverage their consumer understanding to develop the overall strategy for our brands. They identify common consumer needs, develop new products and build our brands through effective marketing innovations.

- The MDO develops go-to-market plans at the local level, leveraging their understanding of the local consumer and customer. The MDO is focused on winning the "first moment of truth" - when a consumer stands in front of the shelf and chooses a product from

                               The Procter & Gamble Company and  Subsidiaries 27

MANAGEMENT'S DISCUSSION AND ANALYSIS

      among many competitive offerings. The GBU is focused on winning the "second moment of truth" - when the consumer uses the product and evaluates how well the product meets his or her expectations.

      - Global Business Services (GBS) operates as the "back office" for the GBU and MDO organizations, providing world-class technology, processes and standard data tools to better understand the business and better serve consumers and customers. GBS personnel or highly efficient and effective third party partners provide these services.

- Focusing relentlessly to improve costs and generate cash. Each GBU is evaluated on their ability to support the Company's financial goals. This includes an evaluation of net sales growth, earnings growth and profit margin expansion. GBUs are also evaluated on their ability to generate cash, for example, by increasing capacity utilization and meeting capital spending targets.

Summary of 2005 Results

For the fiscal year ended June 30, 2005, we delivered our fourth consecutive year of sales growth, earnings per share growth and free cash flow productivity at or above our targets.

- Net sales increased 10%. Net sales increased 8% excluding the impact of foreign exchange - above our target of 4% to 6%. Organic sales, which excludes the impacts of acquisition, divestitures and foreign exchange, also increased 8%.

      - Every GBU delivered volume growth rates of high-single digits or greater. Within the MDO, every geographic region posted volume growth, led by developing markets up high-teens.

      - We increased our overall market share in categories representing approximately two-thirds of the Company's net sales. We increased market share in each of our core businesses of Baby Care, Fabric Care, Feminine Care and Hair Care.

- Diluted net earnings per share increased 15% due primarily to volume growth.

- Cash flow from operating activities was $8.72 billion. Free cash flow productivity was in-line with our target of 90%.

Market Overview and Challenges

Our market environment is highly competitive, with both global and local competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products, as well as retailer and private-label brands. Additionally, many of the product segments in which we compete are differentiated by price (referred to as premium, mid-tier and value-tier products). Generally speaking, we compete with premium and mid-tier products and are well positioned in the industry segments and markets in which we operate - often holding a leadership or significant share position.

P&G Beauty. We compete in several categories of the beauty market including Retail and Professional Hair Care, Skin Care, Feminine Care, Cosmetics, Fine Fragrances and Personal Cleansing. The beauty markets in which we compete comprise approximately $200 billion in global retail sales, resulting in our overall share position of about 10%. We are the global market leader in Hair Care, one of our core businesses, with approximately a 24% share of the global market. We are also the global market leader in the Feminine Care category, another core business, with approximately a 36% share of the market. Billion-dollar brands in P&G Beauty include Pantene, Wella, Olay, Always and Head & Shoulders.

P&G Family Health. In P&G Family Health, we compete in several distinct health care product categories including Oral Care, Pharmaceuticals, Personal Health and Pet Health and Nutrition. In Oral Care, there are several global competitors in the market, of which we have the number two share position. Our Pharmaceuticals business has approximately 33% of the global bisphosphonates market for the treatment of osteoporosis under the Actonel brand. Actonel, along with Crest and Iams, each have annual sales over one billion dollars.

Baby Care and Family Care compete primarily in the Diapers, Baby Wipes, Bath Tissue and Kitchen Towel categories. Baby Care is one of our core businesses with a global share of approximately 37% of the market behind the strength of Pampers, with annual sales in excess of $6 billion. The markets in which we compete generally include two to three global companies, as well as local competitors and retailer brands. Family Care is predominantly a North American business. The Bounty and Charmin brands, with approximately a 43% and 27% market share in the United States, respectively, each have annual sales over one billion dollars.

P&G Household Care. In P&G Household Care, the Fabric Care and Home Care businesses operate in a global market containing numerous brands in each geography. We generally have the number one or number two share position in the markets in which we compete, with particular strength in North America and Europe. Fabric Care is one of our core businesses and we are the global market leader with approximately a 32% share. Home Care competes in the Dish Care, Surface Care and Air Care product categories. Four of our billion-dollar brands are part of the Fabric Care and Home Care businesses: Tide, Ariel, Downy and Dawn.

In Snacks and Coffee, we compete primarily in two industry categories: Salted Snacks and Coffee. In Salted Snacks, we compete against both global and local companies. One global company dominates the category. In Coffee, we hold a leadership position of the brands sold predominantly through grocery, mass merchandise and club

28 The Procter & Gamble Company and Subsidiaries

MANAGEMENT'S DISCUSSION AND ANALYSIS

membership stores in the U.S. Two of our billion-dollar brands are in Snacks and Coffee - Pringles and Folgers.

Forward-Looking Statements

We discuss expectations regarding future performance, events and outcomes, such as our business outlook and objectives, in annual and quarterly reports, press releases and other written and oral communications. All statements, except for historical and present factual information, are "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Security Litigation Reform Act, and are based on currently available competitive, financial and economic data and our business plans. Forward-looking statements are inherently uncertain, and investors must recognize that events could be significantly different from our expectations.

Ability to Achieve Business Plans. We are a consumer products company and rely on continued demand for our brands and products. To achieve business goals, we must develop and sell products that appeal to consumers and retail trade customers. Our continued success is dependent on leading-edge innovation, with respect to both products and operations. This means we must be able to obtain patents and respond to technological advances and patents granted to competition. Our success is also dependent on effective sales, advertising and marketing programs in an increasingly fragmented media environment. Our ability to innovate and execute in these areas will determine the extent to which we are able to grow existing sales and volume profitably despite high levels of competitive activity, especially with respect to the product categories and geographic markets (including developing markets) in which we have chosen to focus. There continues to be competitive product and pricing pressures in the environments in which we operate, as well as challenges in maintaining profit margins. To address these challenges, we must respond to competitive factors, including pricing, promotional incentives and trade terms for products. We must manage each of these factors, as well as maintain mutually beneficial relationships with our key customers, in order to effectively compete and achieve our business plans. Since our goals include a growth component tied to acquisitions, we must manage and integrate key acquisitions, such as the Wella acquisition and the pending acquisition of The Gillette Company, including obtaining the required regulatory approvals and achieving the cost and growth synergies in accordance with stated goals.

Cost Pressures. Our costs are subject to fluctuations, particularly due to changes in commodity prices, cost of labor, foreign exchange and interest rates. Our costs in 2005 were impacted by sharply higher commodity costs and we expect this trend to continue in 2006. Therefore, our success is dependent, in part, on our continued ability to manage these fluctuations through pricing actions, cost savings projects, sourcing decisions and certain hedging transactions. We also must manage currency, especially in volatile countries, and debt, including debt related to our announced plan to repurchase shares of Company common stock. In the manufacturing and general overhead areas, we need to maintain key manufacturing and supply arrangements, including sole supplier and sole manufacturing plant arrangements. We must also implement, achieve and sustain cost improvement plans, including our outsourcing projects.

Global Economic Conditions. Economic changes, terrorist activity and political unrest may result in business interruption, inflation, deflation or decreased demand for our products. Our success will depend in part on our ability to manage continued global political and/or economic uncertainty, especially in our significant geographical markets, as well as any political or economic disruption due to terrorist and other hostile activities.

Regulatory Environment. Changes in laws, regulations and the related interpretations may alter the environment in which we do business. This includes changes in environmental, competitive and product-related laws, as well as changes in accounting standards and taxation requirements. Accordingly, our ability to manage regulatory, tax and legal matters and to resolve pending matters within current estimates may impact our results.

RESULTS OF OPERATIONS

Volume and Net Sales

Unit volume in 2005 increased 8%. Each of our three GBUs delivered volume growth rates of high-single digits or greater led by P&G Beauty, up 12%. Every one of our geographic-based MDOs posted volume growth, led by developing markets with high-teens volume growth. Organic volume, which excludes the impacts of acquisitions and divestitures, also increased 8%. Additional volume from the acquisition of Wella, which was acquired in September of 2003, was offset by the divestiture of the Juice business in August of 2004. The increase in volume versus the prior year was driven by:

- High single-digit growth of our "billion-dollar brand" portfolio, which represents approximately 60% of total Company volume;

- Growth in each of our top 16 countries, representing approximately 80% of total Company net sales;

-     Market share growth in eight of our top 10 customers; and

- Continued strength in developing markets, particularly Greater China and Central and Eastern Europe/Middle East/Africa.

Net sales reached a record level of $56.74 billion, an increase of 10% versus the prior year. Foreign exchange contributed 2% to net sales growth, primarily driven by the strength of the Euro, British pound and Japanese yen. Higher relative growth in developing markets, where the average unit sales price is lower than the Company average, resulted in a negative mix impact of 1% on net sales growth. Pricing added 1% to sales growth. Price increases in Family Care, Pet Health and Nutrition, Pharmaceuticals, Coffee and in certain Fabric Care markets were partially offset by price investments taken primarily in Europe to address the growth of hard discounters and in response to competitive activity in certain Fabric Care and Baby Care markets. Net sales excluding foreign

                                The Procter & Gamble Company and Subsidiaries 29

MANAGEMENT'S DISCUSSION AND ANALYSIS

exchange increased 8%, well above the Company's target. Organic sales, which exclude the effects of acquisitions, divestitures and foreign exchange, also increased 8%.

Net Sales
(in billions of dollars)

2003             43.4
2004             51.4
2005             56.7

[PIE CHART]

Geographic Sales Split
(FY 2005 Net Sales)

North America            48%
Western Europe           24%
Northeast Asia            5%
Developing Geographies   23%

In 2004, unit volume increased 17%, with all GBUs and geographic regions achieving unit volume growth. Excluding the impact of acquisitions and divestitures, primarily Wella, unit volume for the Company increased 10%. Net sales were $51.41 billion in 2004, an increase of 19% compared to 2003. Organic sales increased 8%, well above the Company's target. Net sales increased behind volume growth, including the addition of Wella, and a positive foreign exchange impact of 4% due primarily to the strengthening of the Euro, British pound and Canadian dollar. Product mix reduced sales growth by 1%, reflecting higher growth in developing markets, including Greater China and Latin America, which generally have an average unit sales price lower than the Company average. Pricing adjustments reduced sales growth by 1% as we sharpened Family Care and Coffee category pricing to remain competitive on shelf and reduced prices to improve consumer value and stimulate growth in selected product categories, including Fabric Care and Feminine Care.

Operating Costs

Gross margin in 2005 was 51.0%, a decrease of 20 basis points compared with the prior year. Higher commodity costs reduced gross margin by over 100 basis points. We were able to offset approximately half of this impact through the scale benefits of volume growth, with additional offset coming from supply chain savings and pricing. Price increases to recover commodity costs were taken in Family Care, Pet Health and Nutrition, Coffee and certain Fabric Care markets. Gross margin also contracted due to strong growth in developing markets. Gross margin in developing markets is generally lower than the Company average. Additionally, the sale of the Juice business in August of 2004 provided a positive impact to gross margin, as the Juice business had a lower gross margin than the Company average.

In 2004, gross margin was 51.2%, an increase of 220 basis points versus the previous year. Charges for the restructuring program that was substantially completed in 2003 accounted for 80 basis points of the improvement. Of the remaining gross margin expansion, approximately 90 basis points were driven by the scale benefit of increased volume and 40 basis points were due to the addition of Wella, which has a higher gross margin than the balance of the Company. Supply chain savings and favorable product mix benefits were offset by the impact of higher commodity costs and pricing actions.

Gross Margin Progress
(% of sales)

2003              49.0
2004              51.2
2005              51.0

                                                      YEARS ENDED JUNE 30
                                               ----------------------------------
                                                      Basis          Basis
                                                      point          point
                                               2005   change  2004   change  2003
                                               ----   ------  ----   ------  ----
Comparisons as a percentage of net sales
Gross margin                                   51.0%   (20)   51.2%    220   49.0%
Selling, general and administrative            31.7%   (40)   32.1%    120   30.9%
Operating margin                               19.3%    20    19.1%    100   18.1%
Earnings before income taxes                   18.4%    20    18.2%     80   17.4%
Effective tax rate                             30.5%   (20)   30.7%    (40)  31.1%
Net earnings                                   12.8%    20    12.6%     60   12.0%

30 The Procter & Gamble Company and Subsidiaries

MANAGEMENT'S DISCUSSION AND ANALYSIS

Selling, General and Administrative expense (SG&A) in 2005 was 31.7% of net sales, an improvement of 40 basis points compared to 2004. The basis point reduction in SG&A was driven by lower marketing spending as a percentage of net sales. Absolute spending for marketing investments was up year-over-year, but decreased as a percentage of net sales behind scale leverage and the mix impact of developing market growth. Marketing spending as a percentage of net sales is lower in developing markets than the Company average. Marketing spending increased to support product innovations including Olay Anti-Aging, Olay Moisturinse, Olay Quench, Pantene Pro-Health, Tide with a Touch of Downy, Tide Coldwater, Febreze Air Effects, Pantene Color Expressions, Pampers Feel 'n Learn, Kandoo Toddler Wipes and Handsoap and the expansion of SK-II, Lenor and Herbal Essences.

Overhead spending as a percentage of net sales was consistent with last year. Scale efficiencies in the base business were offset by the mix impact of two additional months of Wella in the current year and investments in selling capability. Wella has a higher ratio of overhead spending to net sales than the balance of the Company.

Minority interest expense as a percentage of net sales decreased reflecting the Company's purchase of the remaining stake in its China venture, as well as the completion of the Domination and Profit Transfer Agreement with Wella. Please see the discussion of these transactions in Note 2 to the Consolidated Financial Statements.

SG&A in 2004 was 32.1% of net sales, an increase of 120 basis points compared to the previous year. The majority of the basis point increase was due to Wella, reflecting a higher ratio of SG&A expense to net sales than the base business. Reduced restructuring program charges in the prior year, that accounted for an improvement of 90 basis points, were more than offset by increases in marketing spending in 2004. Marketing investments were made behind product launches including Prilosec OTC, Crest Whitestrips Premium and Olay Regenerist, as well as continued support for the base business.

Selling, General and Administrative Expense
(% of sales)

2003              30.9
2004              32.1
2005              31.7

Non-Operating Items

Non-operating items primarily include interest expense, divestiture gains and losses and interest and investment income. Interest expense increased 33% to $834 million in 2005 due to higher debt balances to finance share repurchases, as well as an increase in interest rates versus the prior year. In 2004, interest expense increased $68 million to $629 million, primarily due to additional debt to support the acquisition of Wella.

Other non-operating income was $346 million in 2005 compared to $152 million in 2004 and $238 million in 2003. The increase in 2005 was driven primarily by the before-tax gain on the sale of the Juice business. The sale of the Juice business was essentially neutral to overall earnings, as the non-operating gain from the sale was largely offset by the loss of operating income. In 2004, other non-operating income declined primarily due to higher gains from divestitures in the base period.

The effective income tax rate was 30.5% in 2005 compared with 30.7% in 2004 and 31.1% in 2003. The fiscal 2005 effective tax rate includes a 280 basis point impact for estimated taxes in anticipation of repatriating approximately $7.2 billion in special dividends from the Company's non-U.S. subsidiaries, pursuant to the American Jobs Creation Act of 2004 (see Note 9 to Consolidated Financial Statements). This charge was largely offset by a 230 basis point impact from the reversal of tax provisions resulting from the successful resolution of tax audits in certain countries. The effective tax rate also benefited from the overall country mix of taxable income.

Net Earnings

In 2005, net earnings increased 12% to $7.26 billion. Earnings grew primarily behind volume and cost reduction efforts, which more than offset the effects of higher commodity costs and increased marketing spending in support of product innovations and the base business. Net earnings margin increased 20 basis points to 12.8% reflecting the scale benefits from higher volume and improvements due to cost savings.

Net earnings in 2004 increased 25% over the prior year. Earnings growth was primarily driven by increased volume and the completion of the Company's Organization 2005 Restructuring Program. Improvements to earnings from gross margin expansion were partially offset by increased marketing spending to support product initiatives and base business growth. The acquisition of Wella had no material impact on earnings in 2004. 2003 results include $538 million of after-tax charges related to the Company's Organization 2005 Restructuring Program, which represents approximately 10% of the 2004 earnings growth. These charges covered enrollment reductions, manufacturing consolidations and portfolio choices to scale back or discontinue under-performing businesses and initiatives. The restructuring program was substantially completed in 2003.

                                The Procter & Gamble Company and Subsidiaries 31

MANAGEMENT'S DISCUSSION AND ANALYSIS

In 2005, diluted net earnings per share were $2.66, an increase of 15% compared to the prior year. Our target is 10% or better earnings per share growth. Diluted net earnings per share grew ahead of net earnings due to the Company's share repurchase activity. Diluted net earnings per share were $2.32 in 2004 and $1.85 in 2003. Diluted net earnings per share in 2003 included restructuring program impacts of $0.19.

Diluted Net Earnings
(per common share)

2003              1.85
2004              2.32
2005              2.66


SEGMENT RESULTS

Results for the segments reflect information on the same basis we use for internal management reporting and performance evaluation. These results exclude certain costs included in the Consolidated Financial Statements (e.g., interest expense, other financing costs, investing activities and certain restructuring costs), which are reported in Corporate. Within the P&G Household Care GBU, we provide data for the Fabric Care and Home Care, as well as the Snacks and Coffee reportable segments. In P&G Family Health, we provide information on the Health Care and the Baby Care and Family Care reportable segments.

As described in Note 11 to the Consolidated Financial Statements, we have investments in certain companies over which we exert significant influence, but do not control the financial and operating decisions and, therefore, do not consolidate them ("unconsolidated entities"). Because certain of these investments are managed as integral parts of the Company's business units, they are accounted for as if they were consolidated subsidiaries for management and segment reporting purposes. This means pre-tax earnings in the business units include 100% of each pre-tax income statement component, with eliminations to adjust such line items to U.S. GAAP included in Corporate. In determining after-tax earnings in the business units, we eliminate the share of earnings applicable to other ownership interests, in a manner similar to minority interest, and apply the statutory tax rates. Adjustments to arrive at the Company's effective tax rate are included in Corporate.

P&G Beauty

P&G Beauty unit volume increased 12% in 2005. Organic volume, which excludes the impacts of acquisitions and divestitures, increased 8%. The difference between total volume and organic volume is primarily Wella - the current year includes two additional months of Wella acquisition volume compared to the base period. P&G Beauty organic unit volume grew behind base business growth and several new product initiatives including Olay Anti-Aging, Olay Quench hand and body lotions, Olay Moisturinse in-shower body moisturizer, Pantene Pro-Health, Pantene Color Expressions and Lacoste Touch of Pink. Unit volume growth was broad-based with all major businesses in the segment contributing double-digit increases. Hair Care increased by low-double digits behind the Pantene, Head & Shoulders, Herbal Essences, Rejoice and Aussie brands. Our Hair Care business in North America was negatively impacted by the discontinuation of several minor brands and a difficult competitive environment. Hair Care global market share was 24%, an increase of about one point compared to last year. In Skin Care, volume increased double-digits behind the continued growth of the Olay brand. Double-digit growth in the Feminine Care business continues to be driven by product upgrades to the Always/Whisper brands and the successful introduction of Naturella in Central and Eastern Europe. Our global market share in Feminine Care was approximately 36%, an increase of about one percentage point compared to last year.

Net sales increased 14% to $19.48 billion. Foreign exchange contributed 3% to sales growth, while the mix impact of higher relative growth in developing markets reduced sales by 1%. Net earnings increased 22% to $2.85 billion due to volume growth and an after-tax margin improvement of 100

                                                       NET SALES DRIVERS VERSUS YEAR AGO
                                 ----------------------------------------------------------------------------
                                     Volume           Volume
                                      With            Without                                          Total
                                   Acquisitions     Acquisitions   Foreign                     Total   Impact
                                 and Divestitures and Divestitures Exchange  Price  Mix/Other  Impact  Ex-Fx
                                 ---------------- ---------------- --------  -----  ---------  ------  -----
P&G BEAUTY                             12%               8%            3%      -%      -1%       14%    11%
P&G FAMILY HEALTH
     HEALTH CARE                       10%               8%            2%      1%      -2%       11%     9%
     BABY CARE AND FAMILY CARE          7%               7%            3%      1%       -%       11%     8%
P&G HOUSEHOLD CARE
     FABRIC CARE AND HOME CARE          9%               7%            2%      -%      -1%       10%     8%
     SNACKS AND COFFEE                  3%               3%            2%      4%      -1%        8%     6%
TOTAL COMPANY                           8%               8%            2%      1%      -1%       10%     8%



Sales percentage changes are approximations based on quantitative formulas that are consistently applied.


32 The Procter & Gamble Company and Subsidiaries

MANAGEMENT'S DISCUSSION AND ANALYSIS

basis points compared to the prior year. The margin increased primarily due to the scale benefits of volume growth, cost reduction programs and the impacts of the Company's increased ownership of the China operation and the Domination and Profit Transfer Agreement with Wella. These margin benefits were partially offset by marketing spending to support initiatives, including those discussed above.

In 2004, P&G Beauty unit volume increased 37%. Excluding the impact of the Wella acquisition, unit volume increased 10% behind broad-based growth in the Hair Care, Personal Beauty Care and Feminine Care businesses. Net sales increased 40% to $17.12 billion. Sales growth included a positive foreign exchange impact of 4%, partially offset by negative pricing of 1%. Pricing includes actions to support the Hair Care, Colorants and Cosmetics businesses in North America and the Feminine Care business in Western Europe. Overall, P&G Beauty market share increased, as sales growth out-paced market growth in key categories including Skin Care, Feminine Care and Hair Care. Net earnings increased 20% to $2.33 billion. Volume benefits, including the addition of Wella, and lower material costs were partially offset by marketing investments to support product initiatives and the base business. Earnings margin decreased due to the impact of the higher SG&A expense ratio for Wella. The Wella acquisition was accretive to P&G Beauty earnings and had no material impact on Company earnings after including interest expense, which is included in Corporate. In 2003, P&G Beauty net sales were $12.22 billion and net earnings were $1.94 billion.

P&G Family Health

Health Care. Health Care unit volume in 2005 increased 10% behind double-digit growth of Prilosec OTC, Actonel and developing markets. Oral Care posted mid-single digit volume growth globally despite a challenging competitive environment. Developing market volume for Oral Care was up double-digits, while developed market volume decreased due primarily to a contraction of the U.S. tooth whitening market. Net sales increased 11% to $7.79 billion aided by a positive 2% foreign exchange impact. Pricing in Pet Health and Nutrition and Pharmaceuticals added 1% to sales, while product mix reduced sales by 2% due to the shift of Macrobid branded sales to generic sales and higher relative growth in developing markets.

Health Care's net earnings were $1.00 billion, an increase of 8% against a base period where earnings increased 36%. Earnings increased primarily behind volume growth. After-tax earnings margin declined about 40 basis points year-over-year due, in part, to product mix impacts of lower volume in Macrobid and Crest Whitestrips, both of which have higher margins than the balance of the Health Care business. Earnings were also negatively impacted by a higher royalty expense rate for Prilosec OTC, higher commodity costs and marketing investments in support of initiatives.

In 2004, Health Care unit volume increased 18%. All categories grew volume, with double-digit gains in the Pharmaceutical, Personal Health Care and Oral Care businesses, as well as solid growth in Pet Health and Nutrition. Net sales increased 21% to $6.99 billion. Foreign exchange increased sales 3%. Net earnings increased 36% to $925 million primarily driven by sales growth behind initiatives and margin expansion due to product mix, manufacturing cost savings and lower overhead spending as a percentage of sales. Mix-driven margin expansion was negatively impacted by increased marketing spending to support initiatives and the base business. In 2003, Health Care net sales were $5.80 billion and net earnings were $678 million.

Baby Care and Family Care. Baby Care and Family Care unit volume in 2005 increased 7%. Baby Care's unit volume increased upper single-digits behind a continued stream of innovation including Feel 'n Learn training pants in North America, Baby Dry fit upgrade and Baby Stages of Development upgrades in Western Europe and the expansion of Pampers Kandoo. Family Care volume increased mid-single digits driven by product, packaging and format initiatives in North America on both the Bounty and Charmin brands. Net sales increased 11% to $11.89 billion, including a positive 3% impact from foreign exchange. Pricing added 1% to sales growth driven primarily by a price increase in North America Family Care to recover higher commodity costs, partially offset by targeted pricing investments in Western Europe in response to competitive activity. Baby Care's global share increased by one point to 37%, with continued share progress in both North America and Western Europe. Family Care shares in major markets were up modestly compared to the prior year period.

Net earnings increased 28% to $1.27 billion behind volume gains and an increase in after-tax earnings margin of 140 basis points to 10.6%. The margin increase was driven by the scale benefits of volume, pricing in North America Family Care and manufacturing cost savings projects, partly offset by higher commodity costs and marketing investments in support of initiatives.

In 2004, Baby Care and Family Care unit volume increased 6%. Baby Care unit volume increased double-digits led by gains in Western Europe and developing markets. Family Care unit volume increased by mid-single digits. Net sales increased 8% to $10.72 billion, including a positive 4% impact due to foreign exchange. Sales were negatively impacted by pricing of 1%, primarily due to increased competitive promotional activity in North America Family Care. Mix reduced sales by 1% due primarily to higher relative Baby Care growth in developing markets, where unit sales prices are generally lower than the business average. Baby Care and Family Care net earnings were $990 million in 2004, an increase of 13% compared to 2003. Baby Care delivered

                                The Procter & Gamble Company and Subsidiaries 33

MANAGEMENT'S DISCUSSION AND ANALYSIS

profit growth from higher volume and product cost savings. Family Care earnings declined slightly due to increases in commodity costs (both pulp and natural gas) and increased spending to keep prices competitive in a difficult market environment.

P&G Household Care

Fabric Care and Home Care. Unit volume increased by 9% in Fabric Care and Home Care, with both businesses delivering upper-single digit growth. Acquisitions in Europe and Latin America contributed 2% to volume growth versus the prior year. Unit volume increased behind strong initiative activity, expansion of the portfolio to serve more consumers and continued growth in developing markets. Volume increased behind the continued success of Lenor, Febreze Air Effects, Swiffer Duster and Gain, as well as the launches of Tide Coldwater, Downy Simple Pleasures and Mr. Clean Magic Reach. Developing markets grew volume by double-digits, led by the continued success of Tide in Greater China. Net sales increased 10% to $15.26 billion. Foreign exchange added 2% to sales growth. The mix impact of higher relative growth in developing markets reduced sales by 1%. Global market share for the Fabric Care business was up slightly compared to the previous year to 32%. Global market share for Home Care also increased modestly to 20%. In Air Care, Febreze earned a 14% share of the instant air freshener market behind the successful launch of Febreze Air Effects.

Net earnings were $2.13 billion, a decrease of 2% compared to the prior year. After-tax earnings margin decreased 180 basis points due primarily to higher commodity costs, which more than offset the scale benefits of volume growth and pricing actions in certain markets. Additionally, after-tax margin in 2005 was lower due to the mix effect of higher growth rates in developing markets, where the margins are lower than in developed markets. We expect continued margin pressure in 2006 from higher commodity costs and growth in developing markets.

In 2004, Fabric Care and Home Care unit volume increased 9% behind growth on established brands such as Tide, Ariel, Gain and Ace and the success of initiatives including Mr. Clean Magic Eraser, Mr. Clean AutoDry, Swiffer Duster, Gain Fabric Enhancer and the expansion of Febreze. Net sales increased 10%, to $13.87 billion. Sales growth includes a positive 3% foreign exchange impact. Negative pricing of 1% was primarily driven by actions to maintain competitive shelf pricing in key geographies, including North America and Western Europe. Mix reduced sales by 1% driven primarily by double-digit growth in developing markets. Net earnings in 2004 increased 7% to $2.19 billion. Net earnings margin was down slightly compared to 2003 due to the mix effect of disproportionate growth outside of the U.S. (as we expanded our business in certain geographies including China, India and Eastern Europe) and marketing investments behind new product initiatives. Startup costs for increased liquid detergent capacity in North America to support new product initiative activity and investments in supply chain optimization also contributed to the lower net earnings margin.

Snacks and Coffee. Snacks and Coffee unit volume increased 3% compared to the prior year. Pringles volume grew behind expanded distribution and merchandizing of customized flavors and Pringles Prints in North America. Coffee volume increased behind custom Folgers dark roasts. Folgers now has a market share in the U.S. of approximately 32%. Net sales increased 8% to $3.14 billion. Pricing increased sales 4% due primarily to actions on Folgers to recover higher commodity costs. Foreign exchange had a positive 2% effect on sales growth, while product mix reduced sales by 1%. Net earnings increased 21% to $417 million behind higher volume, pricing to recover commodity costs and lower merchandising spending versus the prior year. After-tax earnings margin increased 145 basis points to 13.3%.

In 2004, unit volume in Snacks and Coffee increased 6%. Net sales were $2.91 billion, an increase of 9% compared to 2003. Foreign exchange added 3% to sales growth. Product mix increased sales by 1% primarily behind higher relative growth of Folgers, which has a higher unit sales rate than the segment average. Pricing reduced sales by 1% reflecting high promotional spending in the Coffee category. Snacks and Coffee net earnings in 2004 were $344 million, an increase of 18%, as volume and base business savings more than offset higher commodity costs.

Corporate

Corporate includes certain operating and non-operating activities that are not reflected in the results used internally to measure and evaluate the GBUs, as well as eliminations to adjust management reporting principles to U.S. GAAP. Operating activities in Corporate include the results of incidental businesses managed at the corporate level, certain restructuring costs and the elimination of individual revenues and expenses generated by companies over which we exert significant influence, but do not control. Operating elements held in Corporate also include certain employee benefit costs and other general corporate items. The non-operating items held in Corporate primarily include financing and investing activities. Additionally, Corporate includes the historical results of certain divested businesses, including the Juice business, which was divested in August of 2004. Corporate assets primarily include cash, investment securities and goodwill.

Corporate net sales primarily reflect the adjustment to eliminate the sales of unconsolidated entities included in business unit results. Net sales reported in Corporate include the results of divested businesses (e.g., Juice). In 2005, Corporate net earnings declined due to higher interest expense, partially offset by the gain from the Juice business divestiture. The improvement to Corporate earnings in 2004 was driven primarily by a favorable base period comparison, as the prior year included restructuring program charges. This improvement was

34 The Procter & Gamble Company and Subsidiaries

MANAGEMENT'S DISCUSSION AND ANALYSIS

partially offset by higher interest charges associated with Wella, hedging impacts and current year charges for projects to maintain a competitive cost structure.

FINANCIAL CONDITION

We believe our financial condition continues to be of high quality, as evidenced by our ability to generate substantial cash from operations and ready access to capital markets at competitive rates.

Operating cash flow provides the primary source of funds to finance operating needs and capital expenditures. Excess operating cash is used first to fund shareholder dividends. Other discretionary uses include share repurchases and "tack-on" acquisitions to complement our portfolio of brands and geographies. As necessary, we may supplement operating cash flow with debt to fund these activities. The overall cash position of the Company reflects our strong business results and a global cash management strategy that takes into account liquidity management, economic factors and tax considerations.

Operating Activities

In 2005, operating cash flow was $8.72 billion compared to $9.36 billion in 2004. The benefit of higher net earnings in the current year was more than offset by changes in working capital. We define working capital as the combination of inventory, accounts receivable and accounts payable. Total inventory days on hand increased by two days in 2005 reflecting the impacts of higher commodity costs and the Company's efforts to rebuild inventory levels in product categories that could not sufficiently meet customer demand. Receivable days sales outstanding improved by two days, resulting in a slight improvement to operating cash flow. Accounts payable decreased three days. In addition to the increase in working capital, operating cash was reduced by tax payments related to the settlement of prior year audits.

In 2004, operating cash flow was $9.36 billion compared to $8.70 billion in 2003, representing an increase of 8%. Higher net earnings were the primary driver of the increase in operating cash flow. Operating cash flow growth trailed earnings growth due to an increase in accounts receivable, cash payments for accrued restructuring program charges and a dividend received from a joint venture in 2003.

We view free cash flow as an important measure because it is one factor impacting the amount of cash available for dividends and discretionary investment. It is defined as operating cash flow less capital expenditures and is one of the measures used to evaluate senior management and determine their at-risk compensation. In 2005, free cash flow was $6.54 billion compared to $7.34 billion in 2004. In addition to lower operating cash flow, free cash flow declined year-over-year due to higher capital expenditures. Capital expenditures in 2005 were higher than in 2004, but still below our target of capital spending at or below 4% of net sales.

In 2004, free cash flow was $7.34 billion compared to $7.22 billion in 2003. Free cash flow in 2004 reflected increased operating cash flow, partially offset by increased capital expenditures, although spending was in-line with our target of capital spending at or below 4% of sales. Capital spending in 2003 was well below historical levels and the Company's target.

Free cash flow productivity, defined as the ratio of free cash flow to net earnings, was 90% in 2005, in-line with the Company's target. Free cash flow productivity was 113% in 2004.

[BAR GRAPH]

Free Cash Flow and Free Cash Flow Productivity
(in billions of dollars, and as % of net earnings)

Investing Activities

Investing activities in the current year used $2.34 billion of cash compared to $10.14 billion in the prior year, which included the cash used for the acquisition of Wella.

Acquisitions. Acquisitions (net of cash acquired) used $572 million of cash in the current year which includes acquisitions of a Pharmaceuticals business in Spain, Fabric Care businesses in Europe and Latin America and increased ownership in our Glad venture with The Clorox Company. In 2004, net cash used for acquisitions was $7.48 billion, driven by the acquisition of Wella and the purchase of the remaining stake in our China venture from Hutchison Whampoa China Ltd. (Hutchison). The initial Wella acquisition in September 2003 was approximately $5.10 billion for an 81% interest, funded by a combination of debt and cash. In June 2004, the Company and Wella completed a Domination and Profit Transfer Agreement, which provided us full operating control and rights to 100% of future operating results. In exchange, we must pay the remaining Wella shareholders a guaranteed annual dividend payments. Alternatively, the Wella shareholders may elect to tender the shares for a fixed price. The obligation associated with the Domination and

                                The Procter & Gamble Company and Subsidiaries 35

MANAGEMENT'S DISCUSSION AND ANALYSIS

Profit Transfer Agreement was $1.11 billion and has been recognized as a current liability. The portion of the acquisition related to the Domination and Profit Transfer Agreement represents a non-cash transaction. Future payments related to the principal portion of the annual dividend arrangement or acquisition of shares tendered will be reflected as investing activities, consistent with the underlying transaction.

The gross cash outlay for Hutchison in 2004 was $2.00 billion, which also included the settlement of minority interest and certain other liabilities, for a net cost of $1.85 billion. The acquisition was funded by debt. We also completed certain smaller acquisitions with an aggregate cost of $384 million in 2004, including Glide dental floss and Fabric Care brands in Western Europe, Latin America and the Middle East. Net cash used for acquisitions was $61 million in 2003.

Capital Spending. Capital spending efficiency continues to be a critical component of the Company's overall cash management strategy. Capital expenditures in 2005 were $2.18 billion compared to $2.02 billion in 2004 and $1.48 billion in 2003. Capital spending in 2005 was 3.8% of net sales - slightly lower than the comparable prior year period as a percentage of net sales and below our target ratio. Over the past several years, we have made systemic interventions to improve capital spending efficiencies and asset utilization. While the Company's goal is to maintain capital expenditures at or below 4% of sales on an ongoing basis, there may be exceptional years when specific business circumstances, such as capacity additions, may lead to higher spending.

[LINE GRAPH]

Capital Spending
(% of sales)

Proceeds from Asset Sales. Proceeds from asset sales increased primarily due to the divestiture of the Juice business in August of 2004.

Financing Activities

Dividend Payments. Our first discretionary use of cash is dividend payments. Dividends per common share grew 11% to $1.03 per share in 2005. This increase represents the 49th consecutive fiscal year the Company has increased its common share dividend. The Company has been paying common share dividends each year, without interruption, since incorporation in 1890. Total dividend payments to both common and preferred shareholders were $2.73 billion, $2.54 billion and $2.25 billion in 2005, 2004 and 2003, respectively.

Dividends
(per common share)

[BAR GRAPH]

2001       $0.70
2002       $0.76
2003       $0.82
2004       $0.93
2005       $1.03

Long-Term and Short-Term Debt. We maintain debt levels we consider appropriate after evaluating a number of factors, including cash flow expectations, cash requirements for ongoing operations, investment plans (including acquisitions and share repurchase activities) and the overall cost of capital. Total debt increased by $3.49 billion in 2005 to $24.33 billion. The increase was primarily due to additional debt to finance share repurchases announced concurrently with our planned acquisition of The Gillette Company.

In 2004, total debt increased by $7.19 billion to $20.84 billion. The increase was primarily due to the acquisitions of Wella and the Hutchison minority interest, along with discretionary share repurchases.

Liquidity. As discussed previously, our primary source of liquidity is cash generated from operations. We believe internally-generated cash flows adequately support business operations, capital expenditures and shareholder dividends, as well as a level of discretionary investments (e.g., for tack-on acquisitions).

We are able to supplement our short-term liquidity, if necessary, with broad access to capital markets and $2.00 billion in bank credit facilities. Broad access to financing includes commercial paper programs in multiple markets at favorable rates given our strong credit ratings (including separate U.S. dollar and Euro multi-currency programs). We maintain two bank credit facilities: a $1.00 billion, five-year facility which matures in July 2007 and a $1.00 billion, five-year facility which matures in July 2009. We have never drawn against either facility and have no plans to do so in the foreseeable future.

36 The Procter & Gamble Company and Subsidiaries

MANAGEMENT'S DISCUSSION AND ANALYSIS

These credit facilities do not have cross-default or ratings triggers, nor do they have material adverse events clauses, except at the time of signing. While not considered material to the overall financial condition of the Company, there is a covenant in the credit facilities stating the ratio of net debt to earnings before interest expense, income taxes, depreciation and amortization cannot exceed four at the time of a draw on the facility. As of June 30, 2005, we are comfortably below this level, with a ratio of approximately 1.2.

Additionally, we secured a $3.40 billion bridge facility to fund the share buyback plan announced concurrently with the Company's planned acquisition of The Gillette Company. As discussed in Note 2 to the Consolidated Financial Statements, we entered into an agreement to acquire The Gillette Company on January 27, 2005. In connection with this transaction, we also announced a share buyback plan under which we will acquire up to $22 billion of Company common shares. As of June 30, 2005, $3.00 billion in shares were acquired under this plan, financed by the bridge facility.

On July 27, 2005, we signed a $24 billion three-year credit facility with a syndicate of banks to replace the current $3.40 billion bridge facility. The credit facility will be available for general corporate purposes with the expectation that the majority of the funds will be used to fund the share repurchase program. We expect the share buyback program to be largely complete by June 30, 2006. As part of the share repurchase program, we may also purchase shares of The Gillette Company prior to the close to facilitate completion of the transaction (dependent on market conditions and regulatory approval). We do not anticipate any significant impacts to the Company's overall liquidity as a result of the acquisition or share buyback program. This credit facility carries a variable interest rate. Interest on the facility will be managed within our overall interest rate management policies described in Note 6 to the Consolidated Financial Statements.

In addition to these credit facilities, long-term borrowing available under our current shelf registration statement was $7.01 billion at June 30, 2005.

The Company's Moody's and Standard & Poor's (S&P) short-term credit ratings are P-1 and A-1+, respectively. Our Moody's and S&P long-term credit ratings are Aa3 and AA- with a negative outlook, respectively. These ratings were recently confirmed following the Company's announcement of the agreement to acquire Gillette and the stock buyback plan.

Treasury Purchases. During the past year, we substantially increased our level of share repurchases. Total share repurchases in 2005 were $5.03 billion, of which $3.00 billion were made as part of our aforementioned share repurchase plan. As discussed previously, we expect to largely complete the share purchases under this plan by June 30, 2006. In 2004, treasury share purchases totaled $4.07 billion compared to $1.24 billion in 2003. Lower share purchases in 2003 reflected the need to preserve capital ahead of the Wella acquisition.

Guarantees and Other Off-Balance Sheet Arrangements. We do not have guarantees or other off-balance sheet financing arrangements, including variable interest entities, that we believe could have a material impact on financial condition or liquidity.

Contractual Commitments. The table below provides information on our contractual commitments as of June 30, 2005 (in millions).

                                                           Less Than  1 - 3   3 - 5   After 5
                                                   Total     1 Year   Years   Years    Years
                                                  -------  ---------  ------  ------  -------
Recorded liabilities
Total debt                                        $23,927  $  11,414  $2,009  $2,763  $ 7,741
Capital leases                                        327         50     232      36        9
Wella Domination and Profit Transfer Agreement      1,087      1,087       -       -        -
                                                  -------  ---------  ------  ------  -------
Other
Interest payments relating to long-term debt        8,929        794   1,281   1,029    5,825
Operating leases                                      977        215     288     215      259
Minimum pension funding(1)                            643        241     402       -        -
Purchase obligations(2)                             6,739      2,663   1,665   1,178    1,233
                                                  -------  ---------  ------  ------  -------
TOTAL CONTRACTUAL COMMITMENTS                      42,629     16,464   5,877   5,221   15,067
                                                  -------  ---------  ------  ------  -------

(1) Represents future pension payments to comply with local funding requirements. The projected payments beyond fiscal year 2008 are not currently determinable.

(2) Primarily reflects future contractual payments under various take-or-pay arrangements entered into as part of the normal course of business. Commitments made under take-or-pay obligations represent future purchases in line with expected usage to obtain favorable pricing. Approximately 70% relates to service contracts for information technology, human resources management and facilities management activities that were outsourced in recent years. While the amounts listed represent contractual obligations, we do not believe it is likely that the full contractual amount would be paid if the underlying contracts were canceled prior to maturity. In such cases, we generally are able to negotiate new contracts or cancellation penalties, resulting in a reduced payment. The amounts do not include obligations related to other contractual purchase obligations that are not take-or-pay arrangements. Such contractual purchase obligations are primarily purchase orders at fair value that are part of normal operations and are reflected in historical operating cash flow trends. We do not believe such purchase obligations will adversely affect our liquidity position.

                                The Procter & Gamble Company and Subsidiaries 37

MANAGEMENT'S DISCUSSION AND ANALYSIS

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

Revenue Recognition

Most of our revenue transactions represent sales of inventory, and we recognize revenue when title, ownership and risk of loss transfer to the customer, which generally is on the date of shipment. A provision for payment discounts and product return allowances is recorded as a reduction of sales within the same period that the revenue is recognized. We offer sales incentives through various programs, consisting primarily of customer pricing allowances, merchandising funds and consumer coupons. The cost of these programs is recorded as a reduction of sales. Given the nature of our business, revenue recognition practices do not contain estimates that materially affect results of operations.

Income Taxes

Our annual tax rate is determined based on our income, statutory tax rates and the tax impacts of items treated differently for tax purposes than for financial reporting purposes. Tax law requires certain items to be included in the tax return at different times than the items are reflected in the financial statements. As a result, our annual tax rate reflected in our financial statements is different than reported on our tax return (our cash tax rates). Some of these differences are permanent, such as expenses that are not deductible in our tax return, and some differences are temporary, reversing over time, such as depreciation expense. These temporary differences create deferred tax assets and liabilities.

Deferred tax assets generally represent items that can be used as a tax deduction or credit in future years for which we have already recorded the tax benefit in our income statement. Deferred tax liabilities generally represent tax expense recognized in our financial statements for which payment has been deferred, or expenditures which we have already taken a deduction for in our tax return but have not yet been recognized in our financial statements.

Inherent in determining our annual tax rate are judgments regarding business plans, planning opportunities and expectations about future outcomes. Realization of certain deferred tax assets is dependent upon generating sufficient taxable income in the appropriate jurisdiction prior to the expiration of the carry-forward periods. Although realization is not assured, management believes it is more likely than not that our deferred tax assets, net of valuation allowances, will be realized.

Changes in existing tax laws, tax rates and their related interpretations may also affect our ability to successfully manage the impacts of regulatory matters around the world. We establish reserves for tax positions that management believes are supportable, but are potentially subject to successful challenge by the applicable taxing authority. We review these in light of the changing facts and circumstances, such as the progress of tax audits, and adjust them when significant changes in risk warrant it. We have a number of audits in process in various jurisdictions. Although the results of these audits are uncertain, based on currently available information, we believe that the ultimate outcomes will not have a material adverse effect on the Company's results of operations, financial condition or cash flows.

Our accounting represents management's best estimate of future events that can be appropriately reflected in the accounting estimates. Certain changes or future events, such as changes in tax legislation, geographic mix of earnings, completion of tax audits or earnings repatriation plans could have an impact on our estimates and effective tax rate.

Employee Benefits

We sponsor various post-employment benefits throughout the world. These include pension plans, both defined contribution plans and defined benefit plans, and other post-employment benefit (OPEB) plans, consisting primarily of health care and life insurance for retirees. For accounting purposes, the defined benefit and OPEB plans require assumptions to estimate the projected and accumulated benefit obligations, including the following: discount rate; expected salary increases; certain employee-related factors, such as turnover, retirement

38 The Procter & Gamble Company and Subsidiaries

MANAGEMENT'S DISCUSSION AND ANALYSIS

age and mortality; expected return on assets; and health care cost trend rates. These and other assumptions affect the annual expense recognized for these plans. Our assumptions reflect our historical experiences and management's best judgment regarding future expectations. In accordance with U.S. GAAP, the net amount by which actual results differ from our assumptions is deferred. If this net deferred amount exceeds 10% of the greater of plan assets or liabilities, a portion of the deferred amount is included in expense for the following year. The cost or benefit of plan changes, such as increasing or decreasing benefits for prior employee service (prior service cost), is deferred and included in expense on a straight-line basis over the average remaining service period of the employees expected to receive benefits.

The expected return on plan assets assumption is important, since many of our defined benefit plans and our primary OPEB plan are funded. The process for setting the expected rates of return is described in Note 8 to the Consolidated Financial Statements. For 2005, the average return on assets assumption for pension plan assets is 7.2%. A change in the rate of return of 1% would impact annual benefit expense by approximately $17 million after tax. For 2005, the return on assets assumption for OPEB assets is 9.5%. A 1% change in the rate of return would impact annual benefit expense by approximately $24 million after tax.

Since pension and OPEB liabilities are measured on a discounted basis, the discount rate is a significant assumption. Discount rates used for our U.S. defined benefit and OPEB plans are based on a yield curve constructed from a portfolio of high quality bonds for which the timing and amount of cash outflows approximate the estimated payouts of the plan. For our international plans, the discount rates are set by benchmarking against investment grade corporate bonds rated AA or better. The average discount rate on the defined benefit pension plans of 4.5% represents a weighted average of local rates in countries where such plans exist. A 0.5% change in the discount rate would impact annual after-tax benefit expense by less than $35 million. The rate on the OPEB plan of 5.1% reflects the higher interest rates generally available in the U.S., which is where a majority of the plan participants receive benefits. A 0.5% change in the discount rate would impact annual after-tax OPEB expense by less than $20 million.

Certain defined contribution pension and OPEB benefits in the U.S. are funded by the Employee Stock Ownership Plan (ESOP), as discussed in Note 8 to the Consolidated Financial Statements.

We also have employee stock option plans which are accounted for under the intrinsic value recognition and measurement provisions of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. As stock options have been issued with exercise prices equal to the market value of the underlying shares on the grant date, no compensation expense was recognized. Notes 1 and 7 to the Consolidated Financial Statements provide supplemental information, including pro forma earnings and earnings per share, as if the Company had accounted for options based on the fair value method prescribed by Statement of Financial Accounting Standards
(SFAS) No. 123, "Accounting for Stock-Based Compensation." The estimate of fair value requires a number of assumptions, including estimated option life and future volatility of the underlying stock price. Changes in these assumptions could significantly impact the estimated fair value of the stock options.

Effective July 1, 2005, we are adopting the Financial Accounting Standards Board
(FASB) SFAS No. 123 (Revised 2004), "Share-Based Payment" (SFAS 123(R)). This Statement revises SFAS No. 123 by eliminating the option to account for employee stock options under APB No. 25 and generally requires companies to recognize the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value of those awards (the "fair-value-based" method). We plan to adopt SFAS 123(R) using the modified retrospective method, whereby all prior periods will be adjusted to give effect to the fair-value-based method of accounting for awards granted in fiscal years beginning on or after July 1, 1995. The impact of adopting SFAS 123(R) will be consistent with the pro forma disclosure presented in Note 1 to the Consolidated Financial Statements.

Goodwill and Intangible Assets

The Company seeks to deliver value from innovation by building brands and businesses. In many cases, brands are created internally, and the costs are expensed as incurred. In other cases, brands and businesses may be acquired, which generally results in intangible assets recognized in the financial statements. These intangibles may represent indefinite-lived assets (e.g., certain trademarks or brands), definite-lived intangibles (e.g., patents) or residual goodwill. Of these, only the costs of definite-lived intangibles are amortized to expense over their estimated life. The classification of intangibles and the determination of the appropriate life requires substantial judgment. Our history demonstrates that many of the Company's brands have very long lives and our objective is to generally maintain them indefinitely. For accounting purposes, we evaluate a number of factors to determine whether an indefinite life is appropriate, including the competitive environment, market share, brand history, operating plan and the macroeconomic environment of the countries in which the brand is sold. If it is determined that an intangible does not have an indefinite life, our policy is to amortize the balance over the expected useful life, which generally ranges from 5 to 20 years.

                                The Procter & Gamble Company and Subsidiaries 39

MANAGEMENT'S DISCUSSION AND ANALYSIS

Our impairment testing for goodwill is performed separately from our impairment testing of indefinite-lived intangibles. We test goodwill for impairment, at least annually, by reviewing the book value compared to the fair value at the reporting unit level. We test individual indefinite-lived intangibles at least annually by reviewing the individual book values compared to the fair value. Considerable management judgment is necessary to evaluate the impact of operating and macroeconomic changes and to estimate future cash flows to measure fair value. Assumptions used in the Company's impairment evaluations, such as forecasted growth rates and cost of capital, are consistent with internal projections and operating plans. When certain events or changes in operating conditions occur, we review the life of intangible assets. The value of goodwill and intangible assets from recently-acquired businesses are derived from the current macroeconomic environment and therefore, are more susceptible to a short-term adverse economic change that could require an impairment charge. We did not recognize any material impairment charges for goodwill or intangible assets during the years presented.

OTHER INFORMATION

Hedging and Derivative Financial Instruments

As a multinational company with diverse product offerings, we are exposed to market risks such as changes in interest rates, currency exchange rates and commodity prices. To manage the volatility related to these exposures, we evaluate our exposures on a global basis to take advantage of the direct netting opportunities and currency, interest rate and commodity correlations that exist within the portfolio. For the remaining exposures, we enter into various derivative transactions in accordance with the Company's hedging policies that are designed to offset, in-part or in-whole, changes in the underlying exposures being hedged. We do not hold or issue derivative financial instruments for speculative trading purposes. Note 6 to the Consolidated Financial Statements includes a detailed discussion of our accounting policies for financial instruments.

Derivative positions are monitored using techniques including market valuation, sensitivity analysis and value-at-risk modeling. The tests for interest rate and currency rate exposures discussed below are based on a Monte Carlo simulation value-at-risk model using a one year horizon and a 95% confidence level. The model incorporates the impact of correlation (the degree to which exposures move together over time) and diversification (from holding multiple currency, commodity and interest rate instruments) and assumes that financial returns are normally distributed. Estimates of volatility and correlations of market factors are drawn from the RiskMetrics(TM) dataset as of June 30, 2005. In cases where data is unavailable in RiskMetrics(TM), a reasonable proxy is included.

Our market risk exposures relative to interest and currency rates, as discussed below, have not changed materially versus the previous reporting period. In addition, we are not aware of any facts or circumstances that would significantly impact such exposures in the near-term.

Interest Rate Exposure. Interest rate swaps are used to hedge exposures to interest rate movement on underlying debt obligations. Certain interest rate swaps denominated in foreign currencies are designated to hedge exposures to currency exchange rate movements on our investments in foreign operations. These currency interest rate swaps are designated as hedges of the Company's foreign net investments.

Based on our overall interest rate exposure as of and during the year ended June 30, 2005, including derivative and other instruments sensitive to interest rates, we do not believe a near-term change in interest rates, at a 95% confidence level based on historical interest rate movements, would materially affect our financial statements.

Currency Rate Exposure. Because we manufacture and sell products in a number of countries throughout the world, we are exposed to the impact on revenue and expenses of movements in currency exchange rates. The primary purpose of our currency hedging activities is to reduce the risk that our financial position will be adversely affected by short-term changes in exchange rates. Corporate policy prescribes the range of allowable hedging activity. We primarily use forward contracts and options with maturities of less than 18 months.

In addition, we enter into certain currency swaps with maturities of up to five years to hedge our exposure to exchange rate movements on intercompany financing transactions. We also use purchased currency options with maturities of generally less than 18 months and forward contracts to hedge against the effect of exchange rate fluctuations on intercompany royalties and to offset a portion of the effect of exchange rate fluctuations on income from international operations.

Based on our overall currency rate exposure as of and during the year ended June 30, 2005, including derivative and other instruments sensitive to currency movements, we do not believe a near-term change in currency rates, at a 95% confidence level based on historical currency rate movements, would materially affect our financial statements.

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

40 The Procter & Gamble Company and Subsidiaries

MANAGEMENT'S DISCUSSION AND ANALYSIS

Restructuring Program

In 1999, concurrent with a reorganization of our operations into product-based GBUs, we initiated a multi-year Organization 2005 Restructuring Program. Total restructuring program charges were $538 million after tax in 2003. The program was substantially complete at the end of June 2003 with a remaining reserve of $335 million. Substantially all of the liability was settled through cash payments by June 30, 2004.

The Company continues to undertake projects to maintain a competitive cost structure, including manufacturing consolidations and work force rationalization, as part of its normal operations. We expect to recognize between $150 million to $200 million after tax per year in charges for these types of projects. Spending in both 2005 and 2004 was consistent and within the range described above.

Measures Not Defined By U.S GAAP

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

                                The Procter & Gamble Company and Subsidiaries 41

CONSOLIDATED STATEMENTS OF EARNINGS

                                                   Years Ended June 30
                                              -----------------------------
Amounts in millions except per share amounts   2005        2004       2003
--------------------------------------------  -------    -------    -------
Net Sales                                     $56,741    $51,407    $43,377
Cost of products sold                          27,804     25,076     22,141
Selling, general and administrative expense    18,010     16,504     13,383
                                              -------    -------    -------
Operating Income                               10,927      9,827      7,853
                                              -------    -------    -------
Interest expense                                  834        629        561
Other non-operating income, net                   346        152        238
                                              -------    -------    -------
Earnings Before Income Taxes                   10,439      9,350      7,530
                                              -------    -------    -------

Income taxes                                    3,182      2,869      2,344
                                              -------    -------    -------
NET EARNINGS                                  $ 7,257    $ 6,481    $ 5,186
                                              -------    -------    -------

BASIC NET EARNINGS PER COMMON SHARE           $  2.83    $  2.46    $  1.95
DILUTED NET EARNINGS PER COMMON SHARE         $  2.66    $  2.32    $  1.85
DIVIDENDS PER COMMON SHARE                    $  1.03    $  0.93    $  0.82
                                              -------    -------    -------

See accompanying Notes to Consolidated Financial Statements

42 The Procter & Gamble Company and Subsidiaries

CONSOLIDATED BALANCE SHEETS
ASSETS

                                                         June 30
                                                   --------------------
Amounts in millions                                  2005        2004
------------------------------------------         --------    --------
Current Assets
Cash and cash equivalents                          $  6,389    $  4,232
Investment securities                                 1,744       1,660
Accounts receivable                                   4,185       4,062
Inventories
     Materials and supplies                           1,424       1,191
     Work in process                                    350         340
     Finished goods                                   3,232       2,869
                                                   --------    --------
     Total inventories                                5,006       4,400
                                                   --------    --------
Deferred income taxes                                 1,081         958
Prepaid expenses and other current assets             1,924       1,803
                                                   --------    --------
TOTAL CURRENT ASSETS                                 20,329      17,115
                                                   --------    --------

Property, Plant and Equipment
     Buildings                                        5,292       5,206
     Machinery and equipment                         20,397      19,456
     Land                                               636         642
                                                   --------    --------
                                                     26,325      25,304
     Accumulated depreciation                       (11,993)    (11,196)
                                                   --------    --------
NET PROPERTY, PLANT AND EQUIPMENT                    14,332      14,108
                                                   --------    --------

Goodwill and Other Intangible Assets
     Goodwill                                        19,816      19,610
     Trademarks and other intangible assets, net      4,347       4,290
                                                   --------    --------
NET GOODWILL AND OTHER INTANGIBLE ASSETS             24,163      23,900
                                                   --------    --------

Other Non-Current Assets                              2,703       1,925
                                                   --------    --------
TOTAL ASSETS                                       $ 61,527    $ 57,048
                                                   --------    --------

See accompanying Notes to Consolidated Financial Statements

                               The Procter & Gamble Company and Subsidiaries 43

CONSOLIDATED BALANCE SHEETS
LIABILITIES AND SHAREHOLDERS' EQUITY

                                                                       June 30
                                                                 --------------------
Amounts in millions                                                2005        2004
--------------------------------------------------------------   --------    --------
Current Liabilities
Accounts payable                                                 $  3,802    $  3,617
Accrued and other liabilities                                       7,531       7,689
Taxes payable                                                       2,265       2,554
Debt due within one year                                           11,441       8,287
                                                                 --------    --------
TOTAL CURRENT LIABILITIES                                          25,039      22,147
                                                                 --------    --------

Long-Term Debt                                                     12,887      12,554
Deferred Income Taxes                                               2,894       2,261
Other Non-Current Liabilities                                       3,230       2,808
                                                                 --------    --------
TOTAL LIABILITIES                                                  44,050      39,770
                                                                 --------    --------
Shareholders' Equity
Convertible Class A preferred stock, stated value $1 per share      1,483       1,526
     (600 shares authorized)
Non-Voting Class B preferred stock, stated value $1 per share           -           -
     (200 shares authorized)
Common stock, stated value $1 per share
     (10,000 shares authorized; shares outstanding: 2005 -
         2,472.9, 2004 - 2,543.8)                                   2,473       2,544
Additional paid-in capital                                          3,142       2,425
Reserve for ESOP debt retirement                                   (1,259)     (1,283)
Accumulated other comprehensive income                             (1,566)     (1,545)
Retained earnings                                                  13,204      13,611
                                                                 --------    --------
TOTAL SHAREHOLDERS' EQUITY                                         17,477      17,278
                                                                 --------    --------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                       $ 61,527    $ 57,048
                                                                 --------    --------

See accompanying Notes to Consolidated Financial Statements

44 The Procter & Gamble Company and Subsidiaries

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                                                      Accumulated
                                           Common                        Additional      Reserve for     Other
Dollars in millions/                       Shares     Common  Preferred   Paid-In         ESOP Debt   Comprehensive  Retained
Shares in thousands                      Outstanding  Stock     Stock     Capital        Retirement      Income      Earnings
---------------------------------------- -----------  ------  ---------  ----------      -----------  -------------  --------
BALANCE JUNE 30, 2002                      2,601,540  $2,602  $   1,634  $    1,189      $    (1,339) $      (2,360) $ 11,980
                                         -----------  ------  ---------  ----------      -----------  -------------  --------
Net earnings                                                                                                            5,186
Other comprehensive income:
  Financial statement translation                                                                               804
  Net investment hedges, net of $251 tax                                                                       (418)
  Other, net of tax benefits                                                                                    (32)

  Total comprehensive income

Dividends to shareholders:
  Common                                                                                                               (2,121)
  Preferred, net of tax benefits                                                                                         (125)
Treasury purchases                           (28,276)    (28)                    20(1)                                 (1,228)
Employee plan issuances                       14,312      14                    377
Preferred stock conversions                    6,819       6        (54)         48
ESOP debt guarantee reduction                                                                     31
                                         -----------  ------  ---------  ----------      -----------  -------------  --------
Balance June 30, 2003                      2,594,395   2,594      1,580       1,634           (1,308)        (2,006)   13,692
                                         -----------  ------  ---------  ----------      -----------  -------------  --------
Net earnings                                                                                                            6,481
Other comprehensive income:
  Financial statement translation                                                                               750
  Net investment hedges, net of $207 tax                                                                       (348)
  Other, net of tax benefits                                                                                     59

  Total comprehensive income

Dividends to shareholders:
  Common                                                                                                               (2,408)
  Preferred, net of tax benefits                                                                                         (131)
Treasury purchases                           (79,893)    (80)                    33                                    (4,023)
Employee plan issuances                       22,678      23                    711
Preferred stock conversions                    6,658       7        (54)         47
ESOP debt guarantee reduction                                                                     25
                                         -----------  ------  ---------  ----------      -----------  -------------  --------
Balance June 30, 2004                      2,543,838   2,544      1,526       2,425           (1,283)        (1,545)   13,611
                                         -----------  ------  ---------  ----------      -----------  -------------  --------
Net earnings                                                                                                            7,257
Other comprehensive income:
  Financial statement translation                                                                               118
  Net investment hedges, net of $81 tax                                                                         135
  Other, net of tax benefits                                                                                   (274)

  Total comprehensive income

Dividends to shareholders:
  Common                                                                                                               (2,595)
  Preferred, net of tax benefits                                                                                         (136)
Treasury purchases                           (93,308)    (93)                                                          (4,933)
Employee plan issuances                       17,524      17                    679
Preferred stock conversions                    4,880       5        (43)         38
ESOP debt guarantee reduction                                                                     24
                                         -----------  ------  ---------  ----------      -----------  -------------  --------
Balance June 30, 2005                      2,472,934  $2,473  $   1,483  $    3,142      $    (1,259) $      (1,566) $ 13,204
                                         -----------  ------  ---------  ----------      -----------  -------------  --------

                                                         Total
Dollars in millions/                                 Comprehensive
Shares in thousands                         Total        Income
----------------------------------------  ---------  -------------
BALANCE JUNE 30, 2002                     $  13,706
                                          ---------
Net earnings                                  5,186        $ 5,186
Other comprehensive income:
  Financial statement translation               804            804
  Net investment hedges, net of $251 tax       (418)          (418)
  Other, net of tax benefits                    (32)           (32)
                                                           -------
  Total comprehensive income                               $ 5,540
                                                           -------
Dividends to shareholders:
  Common                                     (2,121)
  Preferred, net of tax benefits               (125)
Treasury purchases                           (1,236)
Employee plan issuances                         391
Preferred stock conversions                       -
ESOP debt guarantee reduction                    31
                                          ---------
Balance June 30, 2003                        16,186
                                          ---------
Net earnings                                  6,481        $ 6,481
Other comprehensive income:
  Financial statement translation               750            750
  Net investment hedges, net of $207 tax       (348)          (348)
  Other, net of tax benefits                     59             59
                                                           -------
  Total comprehensive income                               $ 6,942
                                                           -------
Dividends to shareholders:
  Common                                     (2,408)
  Preferred, net of tax benefits               (131)
Treasury purchases                           (4,070)
Employee plan issuances                         734
Preferred stock conversions                       -
ESOP debt guarantee reduction                    25
                                          ---------
Balance June 30, 2004                        17,278
                                          ---------
Net earnings                                  7,257        $ 7,257
Other comprehensive income:
  Financial statement translation               118            118
  Net investment hedges, net of $81 tax         135            135
  Other, net of tax benefits                   (274)          (274)
                                                           -------
  Total comprehensive income                               $ 7,236
                                                           -------
Dividends to shareholders:
  Common                                     (2,595)
  Preferred, net of tax benefits               (136)
Treasury purchases                           (5,026)
Employee plan issuances                         696
Preferred stock conversions                       -
ESOP debt guarantee reduction                    24
                                          ---------
Balance June 30, 2005                     $  17,477
                                          ---------

(1) Premium on equity put options totaled $6 for 2003.

See accompanying Notes to Consolidated Financial Statements

                               The Procter & Gamble Company and Subsidiaries 45

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                      Years ended June 30
                                                                -------------------------------
Amounts in millions                                              2005        2004        2003
----------------------------------------------------------     --------    --------    --------
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                   $  4,232    $  5,428    $  2,799
                                                               --------    --------    --------
Operating Activities
Net earnings                                                      7,257       6,481       5,186
Depreciation and amortization                                     1,884       1,733       1,703
Deferred income taxes                                               650         415          63
Change in accounts receivable                                       (86)       (159)        163
Change in inventories                                              (644)         56         (56)
Change in accounts payable, accrued and other liabilities          (128)        625         936
Change in other operating assets and liabilities                   (498)        (88)        178
Other                                                               287         299         527
                                                               --------    --------    --------
TOTAL OPERATING ACTIVITIES                                        8,722       9,362       8,700
                                                               --------    --------    --------
Investing Activities
Capital expenditures                                             (2,181)     (2,024)     (1,482)
Proceeds from asset sales                                           517         230         143
Acquisitions                                                       (572)     (7,476)        (61)
Change in investment securities                                    (100)       (874)         37
                                                               --------    --------    --------
TOTAL INVESTING ACTIVITIES                                       (2,336)    (10,144)     (1,363)
                                                               --------    --------    --------
Financing Activities
Dividends to shareholders                                        (2,731)     (2,539)     (2,246)
Change in short-term debt                                         2,016       4,911      (2,052)
Additions to long-term debt                                       3,108       1,963       1,230
Reductions of long-term debt                                     (2,013)     (1,188)     (1,060)
Proceeds from the exercise of stock options                         478         555         269
Treasury purchases                                               (5,026)     (4,070)     (1,236)
                                                               --------    --------    --------
TOTAL FINANCING ACTIVITIES                                       (4,168)       (368)     (5,095)
                                                               --------    --------    --------
Effect of Exchange Rate Changes on Cash and Cash Equivalents        (61)        (46)        387
                                                               --------    --------    --------
CHANGE IN CASH AND CASH EQUIVALENTS                               2,157      (1,196)      2,629
                                                               --------    --------    --------
CASH AND CASH EQUIVALENTS, END OF YEAR                         $  6,389    $  4,232    $  5,428
                                                               --------    --------    --------
Supplemental Disclosure

Cash payments for:
     Interest                                                  $    783    $    630    $    538
     Income taxes                                                 2,644       1,634       1,703
Non-cash capital leases acquired by assuming debt                    68         127           -
                                                               --------    --------    --------

See accompanying Notes to Consolidated Financial Statements

46 The Procter & Gamble Company and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

The Procter & Gamble Company's (the "Company," "we" or "us") business is focused on providing consumer branded products of superior quality and value. We market over 300 branded products in more than 160 countries around the world. Our products are sold primarily through retail operations including mass merchandisers, grocery stores, membership club stores, drug stores and high-frequency stores.

Basis of Presentation

The Consolidated Financial Statements include The Procter & Gamble Company and its controlled subsidiaries. Intercompany transactions are eliminated in consolidation. Investments in certain companies over which we exert significant influence, but do not control the financial and operating decisions, are accounted for as equity method investments.

Use of Estimates

Preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the amounts reported in the Consolidated Financial Statements and accompanying disclosures. These estimates are based on management's best knowledge of current events and actions the Company may undertake in the future. Estimates are used in accounting for, among other items, consumer and trade promotion accruals, pensions, post-employment benefits, stock options, useful lives for depreciation and amortization, future cash flows associated with impairment testing for goodwill and long-lived assets, deferred tax assets, potential income tax assessments and contingencies. Actual results may ultimately differ from estimates, although management does not believe such differences would materially affect the financial statements in any individual year.

Revenue Recognition

Sales are recognized when revenue is realized or realizable and has been earned. Most revenue transactions represent sales of inventory. The revenue recorded includes shipping and handling costs, which generally are included in the list price to the customer. Our policy is to recognize revenue when title to the product, ownership and risk of loss transfer to the customer, which generally is on the date of shipment. A provision for payment discounts and product return allowances is recorded as a reduction of sales in the same period that the revenue is recognized.

Trade promotions, consisting primarily of customer pricing allowances, merchandising funds and consumer coupons, are offered through various programs to customers and consumers. Sales are recorded net of trade promotion spending, which is recognized as incurred, generally at the time of the sale. Most of these arrangements have terms of approximately one year. Accruals for expected payouts under these programs are included as accrued marketing and promotion in the accrued and other liabilities line item in the Consolidated Balance Sheets.

Cost of Products Sold

Cost of products sold primarily comprises direct materials and supplies consumed in the manufacture of product, as well as manufacturing labor, depreciation expense and direct overhead expense necessary to acquire and convert the purchased materials and supplies into finished product. Cost of products sold also includes the cost to distribute products to customers, inbound freight costs, internal transfer costs, warehousing costs and other shipping and handling activity. Shipping and handling costs invoiced to customers are included in net sales.

Selling, General and Administrative Expense

Selling, general and administrative expense is primarily comprised of marketing expenses, including the cost of media, advertising and related costs; selling expenses; research and development costs; administrative and other indirect overhead costs; depreciation and amortization expense on non-manufacturing assets; and other miscellaneous operating items. Research and development costs are charged to expense as incurred and were $1,940 in 2005, $1,802 in 2004 and $1,665 in 2003. Advertising costs are charged to expense as incurred. Worldwide television, print, radio and internet advertising expenses were $5,917 in 2005, $5,504 in 2004 and $4,373 in 2003.

Restructuring Program

In 1999, concurrent with a reorganization of our operations into product-based Global Business Units, we initiated a multi-year Organization 2005 Restructuring Program. Costs included enrollment reductions, manufacturing consolidations and portfolio choices to scale back or discontinue under-performing businesses and initiatives. Total restructuring program charges were $751 in 2003, including $351 in separations related to approximately 5,000 people, $190 in asset write-downs and $87 in accelerated depreciation related to long-lived assets that were taken out of service prior to the end of their normal service period.

At June 30, 2003, the program was substantially complete with a remaining reserve of $335. Substantially all of this liability was settled through cash payments by June 30, 2004.

We continue to undertake projects substantially smaller in scope to maintain a competitive cost structure, including manufacturing streamlining and work force rationalization, as part of our normal operations.

Other Non-Operating Income, Net

Other non-operating income, net primarily includes divestiture gains and losses and interest and investment income.

Millions of dollars except per share amounts or otherwise specified.

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

Cash Flow Presentation

The Statement of Cash Flows is prepared using the indirect method, which reconciles net earnings to cash flow from operating activities. These adjustments include the removal of timing differences between the occurrence of operating receipts and payments and their recognition in net earnings. The adjustments also remove from operating activities cash flows arising from investing and financing activities, which are presented separately from operating activities. Cash flows from foreign currency transactions and operations are translated at an average exchange rate for the period. Cash flows from hedging activities are included in the same category as the items being hedged. Cash flows from derivative instruments designated as net investment hedges are classified as financing activities. Cash flows from other derivative instruments used to manage interest, commodity or currency exposures are classified as operating activities. Cash paid for acquisitions is classified as investing activities.

Cash Equivalents

Highly liquid investments with remaining stated maturities of three months or less when purchased are considered cash equivalents and recorded at cost.

Investments

Investment securities consist of auction rate securities that approximate fair value and readily-marketable debt and equity securities that are classified as trading with unrealized gains or losses charged to earnings.

Other investments that are not controlled and over which we do not have the ability to exercise significant influence are accounted for under the cost method.

Inventory Valuation

Inventories are valued at cost, which is not in excess of current market prices. Product-related inventories are primarily maintained on the first-in, first-out method. Minor amounts of product inventories, including certain cosmetics and commodities, are maintained on the last-in, first-out method. The cost of spare part inventories is maintained using the average cost method.

Goodwill and Other Intangible Assets

The cost of intangible assets with determinable useful lives is amortized to reflect the pattern of economic benefits consumed, principally on a straight-line basis over the estimated periods benefited. Goodwill and indefinite-lived intangibles, primarily brand names and trademarks, are not amortized, but are evaluated annually for impairment. Our impairment testing for goodwill is performed separately from our impairment testing of individual indefinite-lived intangibles. The annual evaluation for impairment of goodwill and indefinite-lived intangibles is based on valuation models that incorporate internal projections of expected future cash flows and operating plans. We evaluate a number of factors to determine whether an indefinite life is appropriate, including the competitive environment, market share, brand history, operating plan and the macroeconomic environment of the countries in which the brands are sold. Where certain events or changes in operating conditions occur, indefinite-lived intangibles may be adjusted to a determinable life and an impairment assessment may be performed.

Due to the nature of our business, there are a number of brand intangibles that have been determined to have indefinite lives. If it is determined that a brand intangible does not have an indefinite life, our policy is to amortize the intangible asset over the expected useful life. Patents, technology and other intangibles with contractual terms are amortized over their respective contractual lives. Other non-contractual intangible assets with determinable lives are amortized over periods generally ranging from 5 to 20 years. Where certain events or changes in operating conditions occur, lives on intangible assets with determinable lives may be adjusted and an impairment assessment may be performed on the recoverability of the carrying amounts.

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

Fair Values of Financial Instruments

Certain financial instruments are required to be recorded at fair value. The estimated fair values of such financial instruments, including certain debt instruments, investment securities and derivatives, have been determined using market information and valuation methodologies, primarily discounted cash flow analysis. These estimates require

             Million of dollars except per share amounts or otherwise specified.

48 The Procter & Gamble Company and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

considerable judgment in interpreting market data and changes in assumptions or estimation methods could significantly affect the fair value estimates. However, we do not believe any such changes would have a material impact on our financial condition or results of operations. Other financial instruments, including cash equivalents, other investments and short-term debt, are recorded at cost, which approximates fair value. The fair values of long-term debt and derivative instruments are disclosed in Note 5 and Note 6, respectively.

Stock-Based Compensation

The Company has employee stock option plans, which are described more fully in
Note 7. We account for employee stock option plans under the intrinsic value recognition and measurement provisions of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. As stock options have been issued with exercise prices equal to the market value of the underlying shares on the grant date, no compensation cost was recognized.

Had compensation expense for the plans been determined based on the fair value of the options on the grant date, consistent with SFAS No. 123, "Accounting for Stock-Based Compensation," our net earnings and earnings per common share would have been as follows:

                                         Years ended June 30
                                -----------------------------------
                                  2005        2004 (1)      2003
                                ---------    ---------    ---------
NET EARNINGS
     As reported                $   7,257    $   6,481    $   5,186
     Pro forma adjustments           (334)        (325)        (398)
     PRO FORMA                      6,923        6,156        4,788
                                ---------    ---------    ---------
NET EARNINGS PER COMMON SHARE
Basic
     As reported                $    2.83    $    2.46    $    1.95
     Pro forma adjustments          (0.13)       (0.12)       (0.15)
     PRO FORMA                       2.70         2.34         1.80
                                ---------    ---------    ---------
Diluted
     As reported                     2.66         2.32         1.85
     Pro forma adjustments          (0.13)       (0.12)       (0.15)
     PRO FORMA                       2.53         2.20         1.70
                                ---------    ---------    ---------

(1) During 2004, the timing of the annual grant was moved from September to February resulting in lower expense, as the associated pro forma expense is amortized over the three-year vesting period.

New Pronouncements and Reclassifications

In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123 (Revised 2004), "Share-Based Payment" (SFAS 123(R)). This Statement revises SFAS No. 123 by eliminating the option to account for employee stock options under APB No. 25 and generally requires companies to recognize the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value of those awards (the "fair-value-based" method). We are adopting SFAS 123(R) effective July 1, 2005 using the modified retrospective method. All prior periods will be adjusted to give effect to the fair-value-based method of accounting for awards granted in fiscal years beginning on or after July 1, 1995. The impact of adopting SFAS 123(R) will be consistent with the impact in the pro forma disclosure presented above.

No other new accounting pronouncement issued or effective during the fiscal year has had or is expected to have a material impact on the consolidated financial statements. Certain reclassifications of prior years' amounts have been made to conform to the current year presentation.

NOTE 2 ACQUISITIONS

Gillette Acquisition

On January 27, 2005, we entered into an agreement to acquire The Gillette Company. The agreement, which has been approved by the boards of directors and the shareholders of both companies, provides for a stock-for-stock exchange in which 0.975 shares of The Procter & Gamble Company common stock would be issued and exchanged, on a tax-free basis, for each share of The Gillette Company. Under the purchase method of accounting, the total consideration would be approximately $54 billion, determined using the average Company stock prices beginning two days before and ending two days after January 28, 2005, the date the acquisition was announced.

The Gillette Company is a leader in several global product categories including blades and razors, oral care and batteries. Total sales for Gillette during its most recent year ended December 31, 2004 were $10.5 billion.

The acquisition is subject to approval by certain regulatory authorities. We believe that the transaction will close in Fall 2005.

In connection with this acquisition, we also announced a share buyback plan under which we will acquire up to $22 billion of Company common shares. Through June 30, 2005, we repurchased $3.00 billion under this plan, financed by a bridge credit facility. On July 27, 2005, we entered into a $24 billion three-year credit facility with a syndicate of banks. This facility replaced the bridge credit facility. Proceeds will be used for general corporate purposes with the expectation that the majority of the funds will be used as part of the share repurchase program. As part of the share repurchase program, we may also purchase shares of The Gillette Company prior to close to facilitate completion of the transaction (dependent on market conditions and regulatory approval). This facility is initially secured by a pledge of certain of the Company shares acquired under the share buyback plan. This credit

Millions of dollars except per share amounts or otherwise specified.

                                The Procter & Gamble Company and Subsidiaries 49

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

facility carries a variable interest rate. Interest on the facility will be managed within our overall interest rate management policies described in Note 6.

Wella Acquisition

On September 2, 2003, we acquired a controlling interest in Wella. Through a stock purchase agreement with the majority shareholders of Wella and a tender offer made on the remaining shares, we acquired a total of 81% of Wella's outstanding shares, including 99% of Wella's outstanding voting class shares. In June 2004, the Company and Wella entered into a Domination and Profit Transfer Agreement (the Domination Agreement) pursuant to which we are entitled to exercise full operating control and receive 100% of the future earnings of Wella. As consideration for the Domination Agreement, we will pay the holders of the remaining outstanding shares of Wella a guaranteed perpetual annual dividend payment. Alternatively, the remaining Wella shareholders may elect to tender their shares to us for an agreed price. The fair value of the total guaranteed annual dividend payments was $1.11 billion, which approximates the cost if all remaining shares were tendered. Because the Domination Agreement transfers operational and economic control of the remaining outstanding shares to the Company, it has been accounted for as an acquisition of the remaining shares, with a liability recorded equal to the fair value of the guaranteed payments. Because of the tender feature, the liability is recorded as a current liability in the accrued and other liabilities line of the Consolidated Balance Sheets. Payments made under the guaranteed annual dividend and tender provisions are allocated between interest expense and a reduction of the liability, as appropriate. The total purchase price for Wella, including acquisition costs, was $6.27 billion based on exchange rates at the acquisition dates. It was funded with a combination of cash, debt and the liability recorded under the Domination Agreement.

The acquisition of Wella, with over $3 billion in annual net sales, gives us access to the professional hair care category plus greater scale and scope in hair care, hair colorants, cosmetics and fragrance products, while providing potential for significant synergies. The operating results of the Wella business are reported in our P&G Beauty Global Business Unit beginning September 2, 2003.

The following table provides pro forma results of operations for the years ended June 30, 2004 and 2003, as if Wella had been acquired as of the beginning of each fiscal year presented. Pro forma information for 2005 is not provided as the results of Wella are included in our results for the entire year. The pro forma results include certain adjustments, including adjustments to convert Wella's historical financial information from International Financial Reporting Standards (IFRS) into U.S. GAAP, estimated interest impacts from funding of the acquisition and estimated amortization of definite-lived intangible assets. However, pro forma results do not include any cost savings or other effects of the integration of Wella. Accordingly, such amounts are not necessarily indicative of the results that would have occurred if the acquisition had occurred on the dates indicated.

                                        Years ended June 30
                                        -------------------
Pro forma results                         2004       2003
-------------------------------------   -------     -------
Net Sales                               $51,958     $46,751
Net Earnings                              6,402       5,222
Diluted Net Earnings per Common Share   $  2.29     $  1.86
                                        -------     -------

The following table presents the allocation of purchase price related to the Wella business as of the date of acquisition.

Current assets                  $1,797
Property, plant and equipment      407
Goodwill                         5,941
Intangible assets                1,671
Other non-current assets           157
                                ------
TOTAL ASSETS ACQUIRED            9,973
                                ------

Current liabilities              2,099
Non-current liabilities          1,601
                                ------
TOTAL LIABILITIES ASSUMED        3,700
                                ------
NET ASSETS ACQUIRED              6,273
                                ------

The Wella acquisition resulted in $5.94 billion in goodwill, all of which was allocated to the P&G Beauty Global Business Unit. The following table presents the intangible assets acquired.

                                                  Weighted
                                                Average life
                                                ------------
Intangible Assets with
  Determinable Lives
Trademarks                            $  267         9
Professional customer relationships      196        15
Patents and technology                    10         5
Other                                     46        23
                                      ------       ---
                                         519

Trademarks with
   Indefinite Lives                    1,152
                                      ------
TOTAL INTANGIBLE ASSETS                1,671
                                      ------

China Venture

On June 18, 2004, we purchased the remaining 20% stake in our China venture from our partner, Hutchison Whampoa China Ltd. (Hutchison), giving us full ownership in our operations in China. The net purchase price was $1.85 billion, which is the purchase price of $2.00 billion net of minority interest and related obligations that were eliminated as a result of the transaction. The acquisition was funded by debt. The fair value of the incremental individual assets and liabilities acquired approximates current book value. Accordingly, the purchase price was recorded as goodwill, which was allocated to multiple businesses.

            Millions of dollars except per share amounts or otherwise specified.

50 The Procter & Gamble Company and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Other minor business purchases and intangible asset acquisitions totaled $572, $384 and $61 in 2005, 2004 and 2003, respectively.

NOTE 3 GOODWILL AND INTANGIBLE ASSETS

The change in the net carrying amount of goodwill for the years ended June 30, 2005 and 2004 by business was as follows:

                                                   2005        2004
                                                 --------    --------
Total P&G Beauty, beginning of year              $ 14,457    $  6,600
       Acquisitions                                    70       7,277
       Translation and other                           53         580
                                                 --------    --------
   END OF YEAR                                     14,580      14,457
                                                 --------    --------
   Health Care, beginning of year                   3,315       2,908
       Acquisitions                                    60         386
       Translation and other                            3          21
                                                 --------    --------
   END OF YEAR                                      3,378       3,315
                                                 --------    --------
   Baby Care and Family Care, beginning of year       941         884
       Acquisitions                                     1          19
       Translation and other                           13          38
                                                 --------    --------
   END OF YEAR                                        955         941
                                                 --------    --------
Total P&G Family Health, beginning of year          4,256       3,792
       Acquisitions                                    61         405
       Translation and other                           16          59
                                                 --------    --------
   END OF YEAR                                      4,333       4,256
                                                 --------    --------
   Fabric Care and Home Care,
       beginning of year                              614         460
       Acquisitions                                    28         148
       Translation and other                            2           6
                                                 --------    --------
   END OF YEAR                                        644         614
                                                 --------    --------
   Snacks and Coffee, beginning of year               283         280
       Divestitures                                   (25)          -
       Translation and other                            1           3
                                                 --------    --------
   END OF YEAR                                        259         283
                                                 --------    --------
Total P&G Household Care,
       beginning of year                              897         740
       Acquisitions and divestitures                    3         148
       Translation and other                            3           9
                                                 --------    --------
   END OF YEAR                                        903         897
                                                 --------    --------
Goodwill, Net, beginning of year                   19,610      11,132
       Acquisitions and divestitures                  134       7,830
       Translation and other                           72         648
                                                 --------    --------
   END OF YEAR                                     19,816      19,610
                                                 --------    --------

Identifiable intangible assets as of June 30, 2005 and 2004 were comprised of:

                                June 30, 2005                     June 30, 2004
                         -----------------------------     -----------------------------
                         Gross Carrying   Accumulated      Gross Carrying   Accumulated
                             Amount       Amortization         Amount       Amortization
                         --------------   ------------     --------------   ------------
Intangible Assets with
   Determinable Lives
Trademarks                   $1,144         $  239             $1,012          $  155
Patents and technology          419            236                518             250
Other                           552            235                554             165
                             ------         ------             ------          ------
                              2,115            710              2,084             570
                             ------         ------             ------          ------
Trademarks With
   Indefinite Lives           2,942              -              2,776               -
                             ------         ------             ------          ------
                              5,057            710              4,860             570
                             ------         ------             ------          ------

The amortization of intangible assets for the years ended June 30, 2005, 2004 and 2003 was $198, $165 and $100, respectively. Estimated amortization expense over the next five years is as follows: 2006-$203; 2007-$171; 2008-$159; 2009-$149 and 2010-$144. Such estimates do not reflect the impact of future foreign exchange rate changes and the Gillette acquisition.

NOTE 4 SUPPLEMENTAL FINANCIAL INFORMATION

Selected components of current and non-current liabilities were as follows:

                                                 June 30
                                             ----------------
                                              2005      2004
                                             ------    ------
Accrued And Other Current Liabilities
Marketing and promotion                      $1,912    $1,876
Liability under Wella Domination Agreement    1,087     1,106
Compensation expenses                         1,045     1,049
Other                                         3,487     3,658
                                             ------    ------
                                              7,531     7,689
                                             ------    ------

Other Non-Current Liabilities
Pension benefits                             $2,096    $1,798
Other postretirement benefits                   149       142
Other                                           985       868
                                             ------    ------
                                              3,230     2,808
                                             ------    ------

Millions of dollars except per share amounts or otherwise specified.

                                The Procter & Gamble Company and Subsidiaries 51

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 SHORT-TERM AND LONG-TERM DEBT

                                         June 30
                                    ------------------
                                      2005       2004
                                    -------    -------
Short-Term Debt
USD commercial paper                $ 5,513    $ 6,059
Non-USD commercial paper                 18        149
Current portion of long-term debt     2,606      1,518
Bridge credit facility                3,010          -
Other                                   294        561
                                    -------    -------
                                     11,441      8,287
                                    -------    -------

The weighted average short-term interest rates were 3.5% and 1.5% as of June 30, 2005 and 2004, respectively, including the effects of related interest rate swaps discussed in Note 6.

                                                 June 30
                                            -----------------
                                             2005       2004
                                            ------     ------
Long-Term Debt
5.75% EUR note due September, 2005           1,814      1,827
1.50% JPY note due December, 2005              499        503
3.50% CHF note due February, 2006              234        240
5.40% EUR note due August, 2006                363        365
4.75% USD note due June, 2007                1,000      1,000
6.13% USD note due May, 2008                   500        500
4.30% USD note due August, 2008                500        500
3.50% USD note due December, 2008              650        650
6.88% USD note due September, 2009           1,000      1,000
2.00% JPY note due June, 2010                  454        458
Floating rate USD note due October, 2010     1,500          -
4.95% USD note due August, 2014                900          -
4.85% USD note due December, 2015              700        700
9.36% ESOP debentures due 2007-2021(1)       1,000      1,000
8.00% USD note due September, 2024             200        200
6.45% USD note due January, 2026               300        300
6.25% GBP note due January, 2030               904        906
5.25% GBP note due January, 2033               362        363
5.50% USD note due February, 2034              500        500
5.80% USD note due August, 2034                600          -
Debt assumed under capital leases              273        252
All other long-term debt                     1,240      2,808
Current portion of long-term debt           (2,606)    (1,518)
                                            ------     ------
                                            12,887     12,554
                                            ------     ------

------------------

(1) Debt issued by the ESOP is guaranteed by the Company and must be recorded as debt of the Company as discussed in Note 8.

Long-term weighted average interest rates were 3.2% and 4.0% as of June 30, 2005 and 2004, respectively, including the effects of related interest rate swaps and net investment hedges discussed in Note 6.

The fair value of the long-term debt was $13,904 and $13,168 at June 30, 2005 and 2004, respectively. Long-term debt maturities during the next five years are as follows: 2006-$2,606; 2007-$1,440; 2008-$816; 2009-$1,154 and
2010-$1,734.

NOTE 6 RISK MANAGEMENT ACTIVITIES

As a multinational company with diverse product offerings, we are exposed to market risks, such as changes in interest rates, currency exchange rates and commodity pricing. To manage the volatility related to these exposures, we evaluate exposures on a consolidated basis to take advantage of logical exposure netting and correlation. For the remaining exposures, we enter into various derivative transactions. Such derivative transactions, which are executed in accordance with our policies in areas such as counterparty exposure and hedging practices, are accounted for under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended and interpreted. We do not hold or issue derivative financial instruments for speculative trading purposes.

At inception, we formally designate and document the qualifying financial instrument as a hedge of an underlying exposure. We formally assess, both at inception and at least quarterly on an ongoing basis, whether the financial instruments used in hedging transactions are effective at offsetting changes in either the fair value or cash flows of the related underlying exposure. Fluctuations in the derivative value generally are offset by changes in the fair value or cash flows of the exposures being hedged. This offset is driven by the high degree of effectiveness between the exposure being hedged and the hedging instrument. Any ineffective portion of an instrument's change in fair value is immediately recognized in earnings.

Credit Risk

We have established strict counterparty credit guidelines and normally enter into transactions with investment grade financial institutions. Counterparty exposures are monitored daily and downgrades in credit rating are reviewed on a timely basis. Credit risk arising from the inability of a counterparty to meet the terms of our financial instrument contracts generally is limited to the amounts, if any, by which the counterparty's obligations exceed our obligations to the counterparty. We do not expect to incur material credit losses on our risk management or other financial instruments.

            Millions of dollars except per share amounts or otherwise specified.

52 The Procter & Gamble Company and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Interest Rate Management

Our policy is to manage interest cost using a mixture of fixed-rate and variable-rate debt. To manage this risk in a cost efficient manner, we enter into interest rate swaps in which we agree to exchange with the counterparty, at specified intervals, the difference between fixed and variable interest amounts calculated by reference to an agreed-upon notional principal amount.

Interest rate swaps that meet specific conditions under SFAS No. 133 are accounted for as fair value and cash flow hedges. For fair value hedges, the changes in the fair value of both the hedging instruments and the underlying debt obligations are immediately recognized in interest expense as equal and offsetting gains and losses. The fair value of these fair value hedges was a net asset of $17 and $45 at June 30, 2005 and 2004, respectively. All existing fair value hedges are 100% effective. As a result, there is no impact to earnings due to hedge ineffectiveness. For cash flow hedges, the effective portion of the changes in fair value is reported in other comprehensive income and reclassified into interest expense over the life of the underlying debt. The fair value of these cash flow hedges was an asset of $3 at June 30, 2005. There were no such interest rate cash flow hedges at June 30, 2004.

Foreign Currency Management

We manufacture and sell our products in a number of countries throughout the world and, as a result, are exposed to movements in foreign currency exchange rates. The purpose of our foreign currency hedging program is to reduce the risk caused by short-term changes in exchange rates.

We primarily utilize forward contracts and options with maturities of less than 18 months and currency swaps with maturities up to 5 years. These instruments are intended to offset the effect of exchange rate fluctuations on forecasted sales, inventory purchases, intercompany royalties and intercompany loans denominated in foreign currencies and are therefore accounted for as cash flow hedges. The fair value of these instruments at June 30, 2005 and 2004 was $47 and $47 in assets and $131 and $140 in liabilities, respectively. The effective portion of the changes in fair value for these instruments is reported in other comprehensive income and reclassified into earnings in the same financial statement line item and in the same period or periods during which the hedged transactions affect earnings. The ineffective portion, which is not material for any year presented, is immediately recognized in earnings.

Certain instruments used to manage foreign exchange risk do not meet the requirements for hedge accounting treatment. In these cases, the change in value of the instruments is designed to offset the foreign currency impact of intercompany financing transactions, income from international operations and other balance sheet revaluations. The fair value of these instruments at June 30, 2005 and 2004 was $57 and $71 in assets and $108 and $26 in liabilities, respectively. The change in value of these instruments is immediately recognized in earnings. The net impact of such instruments, included in selling, general and administrative expense, was $18, $80 and $264 of gains in 2005, 2004 and 2003, respectively, which substantially offset foreign currency transaction and translation losses of the exposures being hedged.

Net Investment Hedging

We hedge certain of our net investment positions in major foreign subsidiaries. To accomplish this, we either borrow directly in foreign currency and designate a portion of foreign currency debt as a hedge of net investments in foreign subsidiaries or enter into foreign currency swaps that are designated as hedges of our related foreign net investments. Under SFAS No. 133, changes in the fair value of these instruments are immediately recognized in other comprehensive income, to offset the change in the value of the net investment being hedged. Currency effects of these hedges reflected in other comprehensive income were a $135 after-tax gain, a $348 after-tax loss and a $418 after-tax loss in 2005, 2004 and 2003, respectively. Accumulated net balances were a $451 and $586 after-tax loss in 2005 and 2004, respectively.

Commodity Price Management

Raw materials are subject to price volatility caused by weather, supply conditions, political and economic variables and other unpredictable factors. To manage the volatility related to certain anticipated inventory purchases, we use futures and options with maturities generally less than one year and swap contracts with maturities up to five years. These market instruments are designated as cash flow hedges under SFAS No. 133. Accordingly, the mark-to-market gain or loss on qualifying hedges is reported in other comprehensive income and reclassified into cost of products sold in the same period or periods during which the hedged transactions affect earnings. Qualifying cash flow hedges currently recorded in other comprehensive income are not considered material. The mark-to-market gain or loss on non-qualifying, excluded and ineffective portions of hedges is immediately recognized in cost of products sold. Commodity hedging activity was not material to our financial statements for any of the years presented.

NOTE 7 EARNINGS PER SHARE AND STOCK OPTIONS

Net Earnings Per Common Share

Net earnings less preferred dividends (net of related tax benefits) are divided by the weighted average number of common shares outstanding during the year to calculate basic net earnings per common share.

Millions of dollars except per share amounts or otherwise specified.

                                The Procter & Gamble Company and Subsidiaries 53

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Diluted net earnings per common share are calculated to give effect to stock options and assuming conversion of preferred stock (see Note 8).

Net earnings and common shares balances used to calculate basic and diluted net earnings per share were as follows:

                                                      Years ended June 30
                                                -----------------------------
                                                  2005       2004       2003
                                                -------    -------    -------
NET EARNINGS                                    $ 7,257    $ 6,481    $ 5,186
Preferred dividends, net of tax benefit            (136)      (131)      (125)
                                                -------    -------    -------
NET EARNINGS AVAILABLE TO COMMON SHAREHOLDERS     7,121      6,350      5,061
                                                -------    -------    -------
Preferred dividends, net of tax benefit             136        131        125
Preferred dividend impact on funding of ESOP         (1)        (4)        (9)
                                                -------    -------    -------
DILUTED NET EARNINGS                              7,256      6,477      5,177
                                                -------    -------    -------

                                                     Years ended June 30
                                                -----------------------------
Shares in millions                               2005       2004       2003
--------------------------------------------    -------    -------    -------
Basic weighted average
   common shares outstanding                    2,515.6    2,580.1    2,593.2
Effect of dilutive securities
   Conversion of preferred shares(1)              158.3      164.0      170.2
   Exercise of stock options and
   other unvested equity awards(2)                 52.3       46.0       39.2
                                                -------    -------    -------
DILUTED WEIGHTED
   AVERAGE COMMON
   SHARES OUTSTANDING                           2,726.2    2,790.1    2,802.6
                                                -------    -------    -------

-----------------
(1) Despite being included currently in diluted net earnings per common share, the actual conversion to common stock occurs pursuant to the repayment of the ESOP debt through 2021.

(2) Approximately 1 million in 2005, 38 million in 2004 and 66 million in 2003 of the Company's outstanding stock options were not included in the diluted net earnings per share calculation because to do so would have been antidilutive (i.e., the exercise price exceeded market value).

Stock-Based Compensation

We have a primary stock-based compensation plan under which stock options are granted annually to key managers and directors with exercise prices equal to the market price of the underlying shares on the date of grant. Grants were made under plans approved by shareholders in 1992, 2001 and 2003. Grants issued since September 2002 are vested after three years and have a ten-year life. Grants issued from July 1998 through August 2002 are vested after three years and have a fifteen-year life, while grants issued prior to July 1998 are vested after one year and have a ten-year life. We also make other minor grants to employees, for which vesting terms and option lives are not substantially different.

Had the provision of SFAS No. 123 expensing been applied, our net earnings and earnings per common share would have been impacted as summarized in the discussion of our stock-based compensation accounting policy in Note 1. In calculating the impact for options granted, we have estimated the fair value of each grant using the Black-Scholes option-pricing model for grants issued through December 31, 2004. Effective January 1, 2005, we utilize a binomial lattice-based model for the valuation of stock option grants. The utilization of the binomial lattice-based model did not have a significant impact on the valuation of stock options as compared to the Black-Scholes model. Assumptions utilized in the model, which are evaluated and revised, as necessary, to reflect market conditions and experience, were as follows:

                               Years ended June 30
                           --------------------------
Options Granted            2005       2004       2003
----------------------     ----       ----       ----
Interest rate               4.4%       3.8%       3.9%
Dividend yield              1.9%       1.8%       1.8%
Expected volatility          20%        20%        20%
Expected life in years        9          8          8
                            ---        ---        ---

The following table summarizes stock option activity during 2005, 2004 and 2003:

                                                      June 30
                                         --------------------------------
Options in Thousands                       2005        2004        2003
---------------------------------        --------    --------    --------
Outstanding, beginning of year            276,293     259,598     240,326
Granted                                    29,100      40,866      35,759
Exercised                                 (17,207)    (22,307)    (13,904)
Canceled                                   (1,003)     (1,864)     (2,583)
                                         --------    --------    --------
OUTSTANDING, END OF YEAR                  287,183     276,293     259,598
                                         --------    --------    --------

Exercisable                               182,488     151,828     118,202
Available for grant                       136,525     165,399     203,593

Average price
   Outstanding, beginning of year        $  38.85    $  35.75    $  33.34
   Granted                                  53.75       51.06       45.68
   Exercised                                26.46       24.88       19.35
   Outstanding, end of year                 41.07       38.85       35.75
   Exercisable, end of  year                36.05       35.39       35.44
Weighted average fair value
   of options granted
   during the year                          14.34       12.50       10.99
                                         --------    --------    --------

            Millions of dollars except per share amounts or otherwise specified.

54 The Procter & Gamble Company and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Stock options outstanding at June 30, 2005 were in the following exercise price ranges:

                                 Outstanding Options
                       -------------------------------------------
                                                     Weighted Avg.
                          Number                       Remaining
                       Outstanding   Weighted Avg.    Contractual
Range of Prices        (Thousands)   Exercise Price  Life in Years
----------------       -----------   --------------  -------------
$20.29 to 31.02           70,363         $29.09           7.1
 31.25 to 34.84           47,237          34.29          10.9
 35.10 to 46.24           80,063          43.74           6.0
 48.73 to 56.52           89,520          51.69           9.1

Stock options exercisable at June 30, 2005 were in the following exercise price ranges:

                            Exercisable Options
                       ----------------------------
                          Number        Weighted
                       Exercisable      Average
Range of Prices        (Thousands)   Exercise Price
----------------       -----------   --------------
$20.29 to 31.02          69,895          $29.08
 31.25 to 34.84          46,312           34.28
 35.10 to 46.24          43,717           42.15
 48.73 to 56.52          22,564           49.49

NOTE 8 POSTRETIREMENT BENEFITS AND EMPLOYEE STOCK OWNERSHIP PLAN

The Company offers various postretirement benefits to its employees.

Defined Contribution Retirement Plans

The most prevalent employee pension plans offered are defined contribution plans, which cover substantially all employees in the U.S., as well as employees in certain other countries. These plans are fully funded. We generally make contributions to participants based on individual base salaries and years of service. In the U.S., the contribution is set annually. Total contributions have approximated 15% of total participants' annual wages and salaries for 2005, 2004 and 2003.

The Company maintains The Procter & Gamble Profit Sharing Trust (Trust) and Employee Stock Ownership Plan (ESOP) to provide a portion of the funding for the U.S. defined contribution plan, as well as other retiree benefits. Operating details of the ESOP are provided at the end of this Note. The fair value of the ESOP Series A shares reduces our cash contribution required to fund the U.S. defined contribution plan. Defined contribution expense, which approximates our cash contribution to the plan that is funded in the subsequent year, was $203, $274 and $286 in 2005, 2004 and 2003, respectively.

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

The Medicare Prescription Drug, Improvement and Modernization Act of 2003 introduced a Medicare prescription-drug benefit beginning in 2006 as well as a federal subsidy to sponsors of retiree health care plans that provide a benefit at least "actuarially equivalent" to the Medicare benefit. The impact of this Act was included in the June 30, 2004 measurement process for other retiree benefit plans. The Act did not have a material impact to the net periodic retiree medical benefit cost or to expected benefit payments.

Obligation and Funded Status. We use a June 30 measurement date for our defined benefit retirement plans and other retiree benefit plans. The following provides a reconciliation of benefit obligations, plan assets and funded status of these plans:

Millions of dollars except per share amounts or otherwise specified.

                                The Procter & Gamble Company and Subsidiaries 55

Notes to Consolidated Financial Statements

                                                                        Years ended June 30
                                                     --------------------------------------------------
                                                     Pension Benefits (2)    Other Retiree Benefits (3)
                                                     --------------------    --------------------------
                                                       2005         2004       2005               2004
                                                     -------    ---------    -------            -------
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at beginning of year (1)          $ 4,616      $ 3,543    $ 2,400            $ 2,914
Service cost                                             162          157         67                 89
Interest cost                                            241          204        146                172
Participants' contributions                               18           14         33                 31
Amendments                                                45           50          -               (258)
Actuarial loss (gain)                                    807            5        566               (460)
Acquisitions (divestitures)                               (7)         590          -                  7
Curtailments and settlements                               -          (39)         -                 (8)
Special termination benefits                               -           12          2                 41
Currency translation                                     (35)         288          9                  5
Benefit payments                                        (221)        (208)      (144)              (133)
                                                     -------    ---------    -------            -------
BENEFIT OBLIGATION AT END OF YEAR (1)                  5,626        4,616      3,079              2,400
                                                     -------    ---------    -------            -------
CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning of year       $ 2,263      $ 1,558    $ 2,843            $ 2,277
Actual return on plan assets                             201          194        (44)               651
Acquisitions (divestitures)                                -          185          -                  -
Employer contributions                                   310          412         11                 18
Participants' contributions                               18           14         33                 31
Settlements                                                -          (21)         -                  -
Currency translation                                       1          129          1                 (1)
Benefit payments                                        (221)        (208)      (144)              (133)
                                                     -------    ---------    -------            -------
FAIR VALUE OF PLAN ASSETS AT END OF YEAR               2,572        2,263      2,700              2,843
                                                     -------    ---------    -------            -------
FUNDED STATUS                                         (3,054)      (2,353)      (379)               443
                                                     -------    ---------    -------            -------

-----------------
(1) For the pension benefit plans, the benefit obligation is the projected benefit obligation. For other retiree benefit plans, the benefit obligation is the accumulated postretirement benefit obligation.

(2)   Predominantly non-U.S.-based defined benefit retirement plans.

(3)   Predominantly U.S.-based other postretirement benefit plans.

                                                               Years ended June 30
                                                  --------------------------------------------
                                                   Pension Benefits     Other Retiree Benefits
                                                  ------------------    ----------------------
                                                    2005       2004       2005           2004
                                                  -------    -------    -------        -------
CALCULATION OF NET AMOUNT RECOGNIZED
Funded status at end of year                      $(3,054)   $(2,353)   $  (379)       $   443
Unrecognized net actuarial loss (gain)              1,641        902        606           (344)
Unrecognized transition amount                          9         12          -              -
Unrecognized prior service cost                        81         38       (242)          (259)
                                                  -------    -------    -------        -------
NET AMOUNT RECOGNIZED                              (1,323)    (1,401)       (15)          (160)
                                                  -------    -------    -------        -------

CLASSIFICATION OF NET AMOUNT RECOGNIZED
Prepaid benefit cost                              $   207    $   253    $   138        $     1
Accrued benefit cost                               (2,180)    (1,872)      (153)          (161)
Intangible asset                                      123         75          -              -
Accumulated other comprehensive income                527        143          -              -
                                                  -------    -------    -------        -------
NET AMOUNT RECOGNIZED                              (1,323)    (1,401)       (15)          (160)
                                                  -------    -------    -------        -------

The underfunding of pension benefits is primarily a function of the different funding incentives that exist outside of the U.S. In certain countries where we have major operations, there are no legal requirements or financial incentives provided to companies to pre-fund pension obligations. In these instances, benefit payments are typically paid directly from the Company's cash as they become due.

            Millions of dollars except per share amounts or otherwise specified.

56 The Procter & Gamble Company and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The accumulated benefit obligation for all defined benefit retirement plans was $4,610 and $3,822 at June 30, 2005 and June 30, 2004, respectively. Plans with accumulated benefit obligations in excess of plan assets and plans with projected benefit obligations in excess of plan assets as of June 30, consist of the following:

                                                 Years ended June 30
                                 --------------------------------------------------
                                   Accumulated Benefit        Projected Benefit
                                 Obligation Exceeds Fair    Obligation Exceeds Fair
                                  Value of Plan Assets       Value of Plan Assets
                                 -----------------------    -----------------------
                                  2005             2004      2005            2004
                                 -------         -------    -------         -------
Projected benefit obligation     $ 3,567         $ 2,809    $ 5,442         $ 4,059
Accumulated benefit obligation     3,018           2,396      4,441           3,320
Fair value of plan assets            876             638      2,382           1,676

Net Periodic Benefit Cost. Components of the net periodic benefit cost were as follows:

                                                       Years ended June 30
                                         --------------------------------------------------
                                            Pension Benefits        Other Retiree Benefits
                                         --------------------------------------------------
                                          2005     2004     2003     2005     2004     2003
                                         -----    -----    -----    -----    -----    -----
Service cost                             $ 162    $ 157    $ 124    $  67    $  89    $  62
Interest cost                              241      204      173      146      172      150
Expected return on plan assets            (185)    (153)    (127)    (333)    (329)    (333)
Amortization of deferred amounts             6        3        4      (22)      (1)      (1)
Curtailment and settlement loss (gain)      13        -        5        -        -        -
Recognized net actuarial loss (gain)        31       28       13        1        1      (27)
                                         -----    -----    -----    -----    -----    -----
GROSS BENEFIT COST                         268      239      192     (141)     (68)    (149)
                                         -----    -----    -----    -----    -----    -----
Dividends on ESOP preferred stock            -        -        -      (73)     (73)     (74)
                                         -----    -----    -----    -----    -----    -----
NET PERIODIC BENEFIT COST (CREDIT)         268      239      192     (214)    (141)    (223)
                                         -----    -----    -----    -----    -----    -----

Assumptions. We determine our actuarial assumptions on an annual basis. These assumptions are weighted to reflect each country that may have an impact on the cost of providing retirement benefits. The weighted-average assumptions for the defined benefit and other retiree benefit calculations, as well as assumed health care trend rates are as follows:

                                                                              Years ended June 30
                                                                ---------------------------------------------
                                                                Pension Benefits       Other Retiree Benefits
                                                                ----------------       ----------------------
Actuarial assumptions                                           2005        2004       2005             2004
-----------------------------------------------------------     ----        ----       ----             ----
ASSUMPTIONS USED TO DETERMINE BENEFIT OBLIGATIONS (1)
Discount rate                                                    4.5%        5.2%       5.1%             6.1%
Rate of compensation increase                                    2.8%        3.1%         -                -
                                                                ----        ----       ----             ----
ASSUMPTIONS USED TO DETERMINE NET PERIODIC BENEFIT COST (2)
Discount rate                                                    5.2%        5.1%       6.1%             5.8%
Expected return on plan assets                                   7.2%        7.4%       9.5%             9.5%
Rate of compensation increase                                    3.1%        3.0%         -                -
                                                                ----        ----       ----             ----
ASSUMED HEALTH CARE COST TREND RATES
Health care cost trend rates assumed for next year (3)             -           -        9.6%             9.7%
Rate that the health care cost trend rate is assumed to
decline to (ultimate trend rate)                                   -           -        5.1%             5.1%
Year that the rate reaches the ultimate trend rate                 -           -       2011             2010

---------------------
(1)   Determined as of end of year.

(2)   Determined as of beginning of year.

(3) Rate is applied to current plan costs net of Medicare; estimated initial rate for "gross eligible charges" (charges inclusive of Medicare) is 7.7% for 2005 and 2004.

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

Millions of dollars except per share amounts or otherwise specified.

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

Assumed health care cost trend rates could have a significant effect on the amounts reported for the other retiree benefit plans. A one-percentage point change in assumed health care cost trend rates would have the following effects:

                                                          One-Percentage   One-Percentage
                                                          Point Increase   Point Decrease
                                                          --------------   --------------
Effect on total of service and interest cost components       $  38            $ (31)
Effect on postretirement benefit obligation                     480             (387)

Plan Assets. Our target asset allocation for the year ending June 30, 2006 and actual asset allocation by asset category as of June 30, 2005, and 2004, are as follows:

                                 Target Allocation
                         --------------------------------
                                             Other Retiree
                         Pension Benefits       Benefits
                         ----------------    -------------
Asset Category                2006               2006
---------------------    ----------------    -------------
Equity securities (1)           58%                99%
Debt securities                 38%                 1%
Real estate                      4%                 -%
                              ----               ----
TOTAL                          100%               100%
                              ----               ----

                            Plan Asset Allocation at June 30
                       -------------------------------------------
                       Pension Benefits    Other Retireee Benefits
                       ----------------    -----------------------
Asset Category         2005        2004    2005               2004
---------------------  ----        ----    ----               ----
Equity securities (1)    64%         64%     99%                99%
Debt securities          33%         32%      1%                 1%
Real estate               3%          4%      -%                 -%
                       ----        ----    ----               ----
TOTAL                   100%        100%    100%               100%
                       ----        ----    ----               ----

-----------------------
(1) Equity securities for other retiree plan assets include Company stock, net of Series B ESOP debt (see Note 5), of $2,604 and $2,744, as of June 30, 2005 and 2004, respectively.

Our investment objective for defined benefit plan assets is to meet the plans' benefit obligations, while minimizing the potential for future required Company plan contributions. The investment strategies focus on asset class diversification, liquidity to meet benefit payments and an appropriate balance of long-term investment return and risk. Target ranges for asset allocations are determined by matching the actuarial projections of the plan's future liabilities and benefit payments with expected long-term rates of return on the assets, taking into account investment return volatility and correlations across asset classes. Plan assets are diversified across several investment managers and are generally invested in liquid funds that are selected to track broad market equity and bond indices. Investment risk is carefully controlled with plan assets rebalanced to target allocations on a periodic basis and continual monitoring of investment managers performance relative to the investment guidelines established with each investment manager.

Cash Flows. Management's best estimate of our cash requirements for the defined benefit plans and other retiree benefit plans for the year ending June 30, 2006 is $241 and $18, respectively. For the defined benefit plans, this is comprised of expected benefit payments of $83, which are paid directly to participants of unfunded plans from employer assets, as well as expected contributions to funded plans of $158. For other retiree benefit plans, this is comprised of expected contributions that will be used directly for benefit payments. Expected contributions are dependent on many variables, including the variability of the market value of the plan assets as compared to the benefit obligation and other market or regulatory conditions. In addition, we take into consideration our business investment opportunities and resulting cash requirements. Accordingly, actual funding may differ significantly from current estimates.

Total benefit payments expected to be paid to participants, which include payments funded from the Company's assets, as discussed above, as well as payments paid from the plans are as follows:

                                   Years ended June 30
                             --------------------------------
                                                Other Retiree
                             Pension Benefits     Benefits
                             ----------------   -------------
EXPECTED BENEFIT PAYMENTS
2006                            $   191             $    152
2007                                209                  164
2008                                226                  177
2009                                243                  188
2010                                255                  198
2011-2015                         1,489                1,150

Employee Stock Ownership Plan

The Company maintains the ESOP to provide funding for certain employee benefits discussed in the preceding paragraphs.

The ESOP borrowed $1.00 billion in 1989 and the proceeds were used to purchase Series A ESOP Convertible Class A Preferred Stock to fund a portion of the defined contribution retirement plan in the U.S. Principal and interest requirements were paid by the Trust from dividends on the preferred shares and from advances from the Company. The final payment for the original borrowing of $1.00 billion was made in 2004 and the remaining debt of the ESOP consists of amounts owed to the Company. Each share is convertible at the option of the holder into one share of the Company's common stock. The dividend for the current year was $1.03 per share. The liquidation value is $6.82 per share.

            Millions of dollars except per share amounts or otherwise specified.

58 The Procter & Gamble Company and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In 1991, the ESOP borrowed an additional $1.00 billion. The proceeds were used to purchase Series B ESOP Convertible Class A Preferred Stock to fund a portion of retiree health care benefits. These shares are considered plan assets, net of the associated debt, of the Other Retiree Benefits plan discussed above. Debt service requirements are funded by preferred stock dividends and cash contributions and advances from the Company. Each share is convertible at the option of the holder into one share of the Company's common stock. The dividend for the current year was $1.05 per share. The liquidation value is $12.96 per share.

As permitted by Statement of Position (SOP) 93-6, "Employers Accounting for Employee Stock Ownership Plans," we have elected, where applicable, to continue our practices, which are based on SOP 76-3, "Accounting Practices for Certain Employee Stock Ownership Plans." ESOP debt, which is guaranteed by the Company, is recorded as debt (see Note 5). Preferred shares issued to the ESOP are offset by the Reserve for ESOP Debt Retirement in the Consolidated Balance Sheets and the Consolidated Statements of Shareholders' Equity. Advances to the ESOP are recorded as an increase in the Reserve for ESOP Debt Retirement. Interest incurred on the ESOP debt is recorded as interest expense. Dividends on all preferred shares, net of related tax benefits, are charged to retained earnings.

As required by SOP 76-3, the preferred shares of the ESOP are allocated based on debt service requirements, net of advances made by the Company to the Trust. The number of preferred shares outstanding at June 30, was as follows:

                               June 30
                      --------------------------
Shares in Thousands    2005      2004      2003
-------------------   ------    ------    ------
Allocated             61,904    62,511    64,492
Unallocated           25,623    28,296    31,534
                      ------    ------    ------
TOTAL SERIES A        87,527    90,807    96,026
                      ------    ------    ------

Allocated             21,989    21,399    20,648
Unallocated           46,338    48,528    50,718
                      ------    ------    ------
TOTAL SERIES B        68,327    69,927    71,366
                      ------    ------    ------

For purposes of calculating diluted net earnings per common share, the preferred shares held by the ESOP are considered converted from inception. Diluted net earnings are calculated assuming that all preferred shares are converted to common, and therefore are adjusted to reflect the incremental ESOP funding that would be required due to the difference in dividend rate between preferred and common shares (see Note 7).

NOTE 9 INCOME TAXES

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

Earnings before income taxes consisted of the following:

                     Years ended June 30
                -----------------------------
                  2005       2004       2003
                -------    -------    -------
United States   $ 6,543    $ 6,023    $ 4,920
International     3,896      3,327      2,610
                -------    -------    -------
                 10,439      9,350      7,530
                -------    -------    -------

Management judgment is required in determining tax provisions and evaluating tax positions. Management believes its tax positions and related provisions reflected in the consolidated financial statements are fully supportable. We establish reserves for additional income taxes that may be challenged by local authorities and may not be fully sustained, despite our belief that the underlying tax positions are fully supportable. In such cases, the reserves for additional taxes are based on management's best estimate of the ultimate outcome. These reserves are reviewed on an ongoing basis and are adjusted in light of changing facts and circumstances, including progress on tax audits, changes in interpretations of tax laws, developments in case law and closing of statutes of limitations. Our tax provision includes the impact of recording reserves and any changes thereto. We have a number of tax audits in process and have open tax years with various significant taxing jurisdictions that range primarily from 1993 to 2005. Although the results of current tax audits and adjustments from other tax positions related to open tax years have not been finalized, we believe based on currently available information that the ultimate outcomes will not have a material adverse effect on our financial position, results of operations or cash flows.

Millions of dollars except per share amounts or otherwise specified.

                                The Procter & Gamble Company and Subsidiaries 59

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The income tax provision consisted of the following:

                               Years ended June 30
                          -----------------------------
                            2005       2004       2003
                          -------    -------    -------
CURRENT TAX EXPENSE
  U.S. Federal            $ 1,491    $ 1,508    $ 1,595
  International               898        830        588
  U.S. State and Local        143        116         98
                          -------    -------    -------
                            2,532      2,454      2,281
                          -------    -------    -------

DEFERRED TAX EXPENSE
  U.S. Federal                294        348        125
  International and other     356         67        (62)
                          -------    -------    -------
                              650        415         63
                          -------    -------    -------
TOTAL TAX EXPENSE           3,182      2,869      2,344
                          -------    -------    -------

A reconciliation of the U.S. federal statutory income tax rate to our actual income tax rate is provided below:

                                                 Years ended June 30
                                             ---------------------------
                                             2005       2004       2003
                                             ----       ----       ----
U.S. Federal statutory income tax rate       35.0%      35.0%      35.0%
Country mix impacts of foreign operations    -4.9%      -4.1%      -3.0%
AJCA repatriation tax charge                  2.8%         -          -
Income tax reserve reversals                 -2.3%         -       -1.4%
Other                                        -0.1%      -0.2%       0.5%
                                             ----       ----       ----
EFFECTIVE INCOME TAX RATE                    30.5%      30.7%      31.1%
                                             ----       ----       ----

Taxes impacted shareholders' equity with credits of $275 and $351 for the years ended June 30, 2005 and 2004, respectively. These primarily relate to the tax effects of net investment hedges and the minimum pension liability and tax benefits from the exercise of stock options.

The American Jobs Creation Act of 2004 (the "AJCA") permits U.S. corporations to repatriate earnings of foreign subsidiaries at a one-time favorable effective federal statutory tax rate of 5.25% as compared to the highest corporate tax rate of 35%. We plan to repatriate approximately $7.2 billion in earnings previously considered indefinitely invested. The income tax expense associated with this repatriation is $295 for the year ended June 30, 2005.

We have undistributed earnings of foreign subsidiaries of approximately $10.3 billion at June 30, 2005, for which deferred taxes have not been provided. Such earnings are considered indefinitely invested in the foreign subsidiaries. If such earnings were repatriated, additional tax expense may result, although the calculation of such additional taxes is not practicable. The amount of unremitted earnings for which no tax has been provided decreased in 2005 due to our repatriation plan under the AJCA.

Deferred income tax assets and liabilities were comprised of the following:

                                                                         June 30
                                                                   ------------------
                                                                     2005       2004
                                                                   -------    -------
DEFERRED TAX ASSETS
  Unrealized loss on financial and foreign exchange transactions   $   503    $   436
  Loss and other carryforwards                                         406        365
  Advance payments                                                     257        226
  Pension and postretirement benefits                                  295         95
  Accrued marketing and promotion expense                              137         81
  Fixed assets                                                         127        134
  Other                                                                900        986
  Valuation allowances                                                (386)      (342)
                                                                   -------    -------
TOTAL                                                                2,239      1,981
                                                                   -------    -------
DEFERRED TAX LIABILITIES
  Fixed assets                                                      (1,487)    (1,437)
  Goodwill and other intangible assets                              (1,396)    (1,281)
  AJCA repatriation                                                   (303)         -
  Other                                                               (597)      (352)
                                                                   -------    -------
TOTAL                                                               (3,783)    (3,070)
                                                                   -------    -------

Net operating loss carryforwards were $1,418 and $1,398 at June 30, 2005 and June 30, 2004, respectively. If unused, $505 will expire between 2006 and 2025. The remainder, totaling $913 at June 30, 2005, may be carried forward indefinitely.

NOTE 10 COMMITMENTS AND CONTINGENCIES

Guarantees

In conjunction with certain transactions, primarily divestitures, we may provide routine indemnifications (e.g., retention of previously existing environmental, tax and employee liabilities) whose terms range in duration and often are not explicitly defined. Generally, the maximum obligation under such indemnifications is not explicitly stated and, as a result, the overall amount of these obligations cannot be reasonably estimated. Other than obligations recorded as liabilities at the time of divestiture, we have not made significant payments for these indemnifications. We believe that if we were to incur a loss in any of these matters, the loss would not have a material effect on our financial position, results of operations or cash flows.

In certain situations, we guarantee loans for suppliers and customers. The total amount of guarantees issued under such arrangements is not material.

            Millions of dollars except per share amounts or otherwise specified.

60 The Procter & Gamble Company and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Off-Balance Sheet Arrangements

We do not have off-balance sheet financing arrangements, including variable interest entities, under FASB Interpretation No. 46, "Consolidation of Variable Interest Entities," that have a material impact on our financial statements.

Purchase Commitments

We have purchase commitments for materials, supplies, services and property, plant and equipment as part of the normal course of business. Due to the proprietary nature of many of our materials and processes, certain supply contracts contain penalty provisions for early termination. We do not expect to incur penalty payments under these provisions that would materially affect our financial condition, cash flows or results of operations in any individual year.

Operating Leases

We lease certain property and equipment for varying periods. Future minimum rental commitments under noncancelable operating leases are as follows: 2006 - $215; 2007 - $162; 2008 - $126; 2009 - $114; 2010 - $101; and $259 thereafter.

Litigation

We are subject to various lawsuits and claims with respect to matters such as governmental regulations, income taxes and other actions arising out of the normal course of business. We are also subject to contingencies pursuant to environmental laws and regulations that in the future may require us to take action to correct the effects on the environment of prior manufacturing and waste disposal practices. Accrued environmental liabilities were not material.

While considerable uncertainty exists, in the opinion of management and our counsel, the ultimate resolution of the various lawsuits and claims will not materially affect our financial condition, cash flows or results of operations.

NOTE 11 SEGMENT INFORMATION

We are organized under three Global Business Units as follows:

- P&G Beauty includes retail and professional hair care, skin care, feminine care, cosmetics, fine fragrances and personal cleansing.

- P&G Family Health includes the Health Care and Baby Care and Family Care businesses. Health Care includes oral care, personal health care, pharmaceuticals and pet health and nutrition. Baby Care and Family Care includes diapers, baby wipes, bath tissue and kitchen towels.

- P&G Household Care includes the Fabric Care and Home Care and Snacks and Coffee businesses. Fabric Care and Home Care includes laundry detergents, dish care, fabric enhancers, surface care and air care. Snacks and Coffee includes coffee, snacks and commercial products.

Under U.S. GAAP, we have five reportable segments: P&G Beauty; Health Care; Baby Care and Family Care; Fabric Care and Home Care; and Snacks and Coffee. The accounting policies of the businesses are generally the same as those described in Note 1, Summary of Significant Accounting Policies. Differences from these policies and U.S. GAAP primarily reflect: income taxes, which are reflected in the businesses using estimated local statutory rates; the recording of fixed assets at historical exchange rates in certain high inflation economies; and the treatment of certain unconsolidated investees. Certain unconsolidated investees are managed as integral parts of our business units for management reporting purposes. Accordingly, these partially owned operations are reflected as consolidated subsidiaries in business results, with 100% recognition of the individual income statement line items through before-tax earnings. Eliminations to adjust these line items to U.S. GAAP are included in Corporate. In determining after-tax earnings for the businesses, we eliminate the share of earnings applicable to other ownership interests, in a manner similar to minority interest, and apply statutory tax rates. Adjustments to arrive at our effective tax rate are included in Corporate.

Corporate includes certain operating and non-operating activities that are not reflected in the operating results used internally to measure and evaluate the businesses, as well as eliminations to adjust management reporting principles to U.S. GAAP. Operating activities in Corporate include the results of incidental businesses managed at the corporate level along with the elimination of individual revenues and expenses generated by companies over which we exert significant influence, but do not control. Operating elements also comprise certain employee benefit costs and other general corporate items. The non-operating elements include financing and investing activities. In addition, Corporate includes the historical results of certain divested businesses, including the Juice business, which was divested in August of 2004. Corporate assets primarily include cash, investment securities and goodwill.

We had net sales in the U.S. of $25,342, $23,688 and $21,853 for the years ended June 30, 2005, 2004 and 2003, respectively. Assets in the U.S. totaled $25,399 and $23,687 as of June 30, 2005 and 2004, respectively.

Our largest customer, Wal-Mart Stores, Inc. and its affiliates, accounted for 16%, 17% and 18% of consolidated net sales in 2005, 2004 and 2003, respectively.

Millions of dollars except per share amounts or otherwise specified.

                                The Procter & Gamble Company and Subsidiaries 61

Notes to Consolidated Financial Statements

                                                                               Depreciation
                                                       Before-Tax     Net          and        Total       Capital
                                             Net Sales Earnings     Earnings   Amortization  Assets     Expenditures
                                     ----   ---------  ----------   --------   ------------  -------    ------------
Total P&G Beauty                     2005   $ 19,483    $  4,099    $  2,851       $  528    $ 11,340      $  525
                                     2004     17,122       3,551       2,333          491      11,407         433
                                     2003     12,221       2,849       1,938          395       7,149         343

  Health Care                        2005      7,786       1,505       1,002          225       3,256         170
                                     2004      6,991       1,398         925          200       3,093         164
                                     2003      5,796         997         678          194       3,066         144

  Baby Care and Family Care          2005     11,890       2,030       1,265          587       7,426         694
                                     2004     10,718       1,625         990          555       7,285         714
                                     2003      9,933       1,443         873          563       7,050         548

Total P&G Family Health              2005     19,676       3,535       2,267          812      10,682         864
                                     2004     17,709       3,023       1,915          755      10,378         878
                                     2003     15,729       2,440       1,551          757      10,116         692

  Fabric Care and Home Care          2005     15,262       3,185       2,132          384       6,706         643
                                     2004     13,868       3,280       2,186          346       5,739         538
                                     2003     12,560       3,073       2,047          339       5,276         357

  Snacks and Coffee                  2005      3,140         650         417          105       1,616          88
                                     2004      2,908         528         344           98       1,557         124
                                     2003      2,671         437         291          102       1,749         114

Total P&G Household Care             2005     18,402       3,835       2,549          489       8,322         731
                                     2004     16,776       3,808       2,530          444       7,296         662
                                     2003     15,231       3,510       2,338          441       7,025         471

Corporate                            2005       (820)     (1,030)       (410)          55      31,183          61
                                     2004       (200)     (1,032)       (297)          43      27,967          51
                                     2003        196      (1,269)       (641)         110      19,416         (24)
                                     ----   --------    --------    --------       ------    --------      ------
Total                                2005     56,741      10,439       7,257        1,884      61,527       2,181
                                     2004     51,407       9,350       6,481        1,733      57,048       2,024
                                     2003     43,377       7,530       5,186        1,703      43,706       1,482
                                     ----   --------    --------    --------       ------    --------      ------

NOTE 12 QUARTERLY RESULTS (UNAUDITED)

                                                                 Quarters Ended
                                                  ----------------------------------
                                                  Sept 30  Dec 31   Mar 31   Jun 30   Total Year
                                                  -------  -------  -------  -------  ----------
Net Sales                              2004-2005  $13,744  $14,452  $14,287  $14,258  $   56,741
                                       2003-2004   12,195   13,221   13,029   12,962      51,407

Operating Income                       2004-2005    2,870    3,070    2,688    2,299      10,927
                                       2003-2004    2,643    2,742    2,303    2,139       9,827

Net Earnings(1)                        2004-2005    2,001    2,039    1,720    1,497       7,257
                                       2003-2004    1,761    1,818    1,528    1,374       6,481

Diluted Net Earnings Per Common Share  2004-2005     0.73     0.74     0.63     0.56        2.66
                                       2003-2004     0.63     0.65     0.55     0.50        2.32

----------------------

(1) The June 30, 2005 quarter includes a $295 tax provision related to foreign earnings to be repatriated under AJCA, partially offset by a reversal of a tax provision initially recorded in the March 31, 2005 quarter for anticipated dividends from foreign subsidiaries that were subsequently Incorporated into our AJCA repatriation plans.

            Millions of dollars except per share amounts or otherwise specified.

62

P&G'S LEADERSHIP TEAM IS THE MOST DIVERSE, EXPERIENCED GROUP OF LEADERS IN THE COMPANY'S HISTORY. Half of the corporate officers, and more than half of the presidents, are from outside the United States. Almost all of the presidents have managed businesses in at least two major regions of the world. Most have handled multiple businesses in developing and developed regions. So we are far more knowledgeable about how to serve diverse consumers and how to operate in different markets, industries, and cultures.

                                                                  -  A.G. Lafley

                              [WORLD MAP GRAPHIC]

P&G CORPORATE OFFICERS HAVE MORE THAN 1100 YEARS OF BUSINESS EXPERIENCE, COLLECTIVELY.

                            [MEN AND WOMEN GRAPHIC]

ALMOST 40% OF P&G MANAGERS ARE WOMEN.

CORPORATE OFFICERS

Corporate

A.G. LAFLEY
Chairman of the Board, President and Chief Executive; 28 years of experience, including nearly five years outside the USA, and assignments in Beauty and Household Care. Place of Birth: USA

RICHARD L. ANTOINE
Global Human Resources Officer; 36 years of experience, including more than three years outside the USA, and assignments in all categories in which P&G currently does business, as well as Product Supply and Human Resources. Place of
Birth: USA

G. GILBERT CLOYD
Chief Technology Officer; 31 years of experience, including more than three years outside the USA, and assignments in Corporate, Professional and Regulatory Services, Research and Development, and Health Care. Place of Birth: USA

CLAYTON C. DALEY, JR.
Chief Financial Officer; 31 years of financial experience, and assignments in Family Care, Baby Care Corporate Planning, Fabric and Home Care, Comptroller U.S. Operations, Comptroller - International, and Treasurer. Place of Birth: USA

R. KEITH HARRISON, JR.(1)
Global Product Supply Officer; 35 years of experience, including more than 10 years outside the USA, and assignments in Line and Product Supply in all categories in which P&G currently does business. Place of Birth: USA

JAMES J. JOHNSON
Chief Legal Officer; 32 years of P&G Legal experience. Place of Birth: USA

MARIANO MARTIN(1)
Global Customer Business Development Officer; 29 years of experience, including 23 years outside the USA, and assignments in Sales, Marketing, and Purchases. Place of Birth: Spain

CHARLOTTE R. OTTO
Global External Relations Officer; 29 years of experience, and assignments in Beauty and Family Care, New Products, and Public Affairs. Place of Birth: USA

FILIPPO PASSERINI(1)
Chief Information and Global Services Officer; 24 years of experience, including more than 17 years outside the USA, and assignments in Management Systems, Beauty Care, and Market Operations. Place of Birth: Italy

NABIL Y. SAKKAB
Senior Vice President - Corporate Research and Development; 31 years of experience, including more than 10 years outside the USA, and assignments in Household and Health Care. Place of Birth: Palestine

JAMES R. STENGEL
Global Marketing Officer; 22 years of experience, including more than five years outside the USA, and assignments in Household, Beauty, and Baby Care. Place of Birth: USA

JOHN P. GOODWIN
Treasurer; 15 years of experience, including more than 11 years outside the USA, and assignments in Household Care, Investor Relations, and Shareholder Services. Place of Birth: UK

VALARIE L. SHEPPARD
Vice President and Comptroller; 19 years of experience, including four years outside the USA, and assignments in Household and Beauty Care and Mergers and Acquisitions. Place of Birth: USA

STEVEN W. JEMISON
Secretary and Associate General Counsel; 24 years of P&G Legal experience, including more than two years outside the USA. Place of Birth: USA

CHARLES V. BERGH
President on Special Assignment - Gillette Blades and Razors (pending close); 22 years of experience, including more than six years outside the USA, and assignments in Household Care. Place of Birth: USA

MICHAEL E. KEHOE(2)
President on Special Assignment; 27 years of experience, including more than 18 years outside the USA, and assignments in Household, Family, Health, and Beauty Care. Place of Birth: Canada

JOHN K. JENSEN(3)
Vice President on Special Assignment; 32 years of P&G financial experience. Place of Birth: USA

P&G Beauty

SUSAN E. ARNOLD
Vice Chairman - P&G Beauty; 25 years of experience, including more than two years outside the USA, and assignments in Beauty and Household Care. Place of
Birth: USA

HEINER GURTLER(4)
Group President - Global Prestige and Professional Care; 15 years of international Beauty Care experience. Place of Birth: Germany

PAOLO DE CESARE
President - Global Skin Care, Personal Cleansing and Deodorants; 22 years of international experience, and assignments in Household, Health, and Beauty Care. Place of Birth: Italy

CHRISTOPHER DE LAPUENTE
President - Global Hair Care; 22 years of international experience, and assignments in Household, Beauty, Baby, and Family Care. Place of Birth: UK

CARSTEN FISCHER
President - Global Professional Care; 20 years of international Beauty Care experience. Place of Birth: Germany

MELANIE HEALEY
President - Global Feminine Care; 15 years of experience, including more than 11 years outside the USA, and assignments in Beauty, Household, Health, and Baby Care. Place of Birth: Brazil

HARTWIG LANGER
President - Global Prestige Products; 24 years of international experience, and assignments in Household, Family, and Beauty Care. Place of Birth: Germany

MARC S. PRITCHARD
President - Global Cosmetics and Hair Colorants; 23 years of experience, and assignments in Baby, Beauty, and Health Care, as well as Corporate Planning. Place of Birth: USA

P&G Family Health

R. KERRY CLARK
Vice Chairman of the Board - P&G Family Health; 31 years of experience, including more than 13 years outside the USA, and assignments in Household, Beauty, and Baby Care and the Market Development Organization. Place of Birth:
Canada

JEFFREY P. ANSELL
President - Global Pet Health and Nutrition; 24 years of experience, including more than three years outside the USA, and assignments in Household and Baby Care. Place of Birth: USA

MARK A. COLLAR
President - Global Pharmaceuticals & Personal Health; 30 years of experience, and assignments in Health and Beauty Care and New Business Development. Place of
Birth: USA

CHARLES E. PIERCE
President - Global Oral Care; 25 years of experience, and assignments in Household and Family Care and Commercial Products. Place of Birth: USA

MARTIN RIANT
President - Global Baby and Adult Care; 25 years of experience, including more than 22 years outside the USA, and assignments in Household and Beauty Care. Place of Birth: UK

DAVID S. TAYLOR
President - Global Family Care; 25 years of experience, including more than five years outside the USA, and assignments in Baby, Beauty, and Family Care. Place of Birth: USA

P&G Household Care

BRUCE L. BYRNES
Vice Chairman of the Board - P&G Household Care; 35 years of experience, including more than five years outside the USA, and assignments in all categories in which P&G currently does business. Place of Birth: USA

DIMITRI PANAYOTOPOULOS
Group President - Global Fabric Care; 28 years of international experience, and assignments as Country and General Manager Egypt, General Manager China and Asia, President Greater China and Central & Eastern Europe, Middle East and Africa. Place of Birth: Tanzania

FABRIZIO FREDA
President - Global Snacks; 23 years of international experience, and assignments in Household, Family, and Beauty Care. Place of Birth: Italy

JORGE S. MESQUITA
President - Global Home Care; 21 years of experience, including more than 15 years outside the USA, and assignments in Health, Beauty, Family, and Household Care. Place of Birth: Mozambique

RICHARD G. PEASE
Senior Vice President - Human Resources, Global Household Care; 31 years of Human Resources experience, including more than 15 years outside the USA, including assignments in Beauty, Baby, and Family Care. Place of Birth: Canada

Global Operations

ROBERT A. MCDONALD
Vice Chairman - Global Operations; 25 years of experience, including more than 15 years outside the USA, and assignments in all categories in which P&G currently does business. Place of Birth: USA

WERNER GEISSLER
Group President - Central & Eastern Europe, Middle East and Africa; 26 years of international experience, and assignments in Baby, Household, Beauty, and Family Care. Place of Birth: Germany

LAURENT L. PHILIPPE
Group President - Western Europe; 28 years of international experience, and assignments in Baby, Family, and Household Care. Place of Birth: France

ROBERT A. STEELE
Group President - North America; 29 years of experience, and assignments in Household Care and the North America Market Development Organization. Place of
Birth: USA

RAVI CHATURVEDI
President - Northeast Asia; 22 years of experience, including nearly 20 years outside the USA, and assignments in Household, Health, and Beauty Care. Place of
Birth: India

DEBORAH A. HENRETTA
President - ASEAN, Australasia and India; 20 years of experience, and assignments in Household and Baby Care. Place of Birth: USA

DANIELLA RICCARDI
President - Greater China; 25 years of international experience, and assignments in Household Care. Place of Birth: Italy

JORGE A. URIBE
President - Latin America; 24 years of international experience, including assignments in Household Care, Customer Business Development, and Marketing. Place of Birth: Colombia

1 Also reports to Robert A. McDonald: Vice Chairman -
Global Operations.

2 Retires January 2, 2006, after more than 27 years of service.

3 Retires October 1, 2005, after more than 32 years of service.

4 Elected Group President on Special Assignment effective October 1, 2005. Retires June 30, 2006.

64


BOARD OF DIRECTORS

NORMAN R. AUGUSTINE
Retired Chairman and Chief Executive Officer, Lockheed Martin Corporation (aerospace, electronics, telecommunications and information management). Also a Director of Black and Decker Corporation and ConocoPhillips.
Chairman: Compensation and Leadership Development Committee.
Member: Executive Committee; Innovation and Technology Committee.
Director since 1989. Age 70.

BRUCE L. BYRNES
Vice Chairman of the Board - P&G Household Care. Also a Director of Cincinnati Bell Inc.
Director since 2002. Age 57.

R. KERRY CLARK
Vice Chairman of the Board - P&G Family Health. Also a Director of Textron Inc. Director since 2002. Age 53.

SCOTT D. COOK
Chairman of the Executive Committee of the Board, Intuit Inc. (a software and web services firm). Also a Director of Intuit Inc. and eBay Inc.
Member: Compensation and Leadership Development Committee; Innovation and Technology Committee.
Director since 2000. Age 53.

JOSEPH T. GORMAN
Retired Chairman and Chief Executive Officer, TRW Inc. (automotive, aerospace and information systems) and Chairman and Chief Executive Officer, Moxahela Enterprises LLC (venture capital). Also a Director of Alcoa Inc., National City Corporation and Imperial Chemical Industries plc.
Chairman: Finance Committee.
Member: Compensation and Leadership Development Committee; Executive Committee. Director since 1993. Age 67.

A.G. LAFLEY
Chairman of the Board, President and Chief Executive. Also a Director of General Electric Company.
Chairman: Executive Committee.
Director since 2000. Age 58.

CHARLES R. LEE
Retired Chairman of the Board and Co-Chief Executive Officer, Verizon Communications (telecommunication services). Also a Director of The DIRECTV Group, Inc., Marathon Oil Corporation, United Technologies Corporation and US Steel Corporation.
Member: Audit Committee; Compensation and Leadership Development Committee; Governance and Public Responsibility Committee.
Director since 1994. Age 65.

LYNN M. MARTIN
Former Professor, J.L. Kellogg Graduate School of Management, Northwestern University and Chair of the Council for The Advancement of Women and Advisor to the firm of Deloitte & Touche LLP for Deloitte's internal human resources and minority advancement matters. Also a Director of SBC Communications, Inc., Ryder System, Inc., Dreyfus Funds and Constellation Energy Group.
Member: Finance Committee.
Director since 1994. Age 65.

W. JAMES MCNERNEY, JR.
Chairman of the Board, President and Chief Executive Officer, The Boeing
Company (aerospace, commercial jetliners and military defense systems). Also a Director of The Boeing Company.
Member: Audit Committee; Finance Committee; Governance and Public Responsibility Committee.
Director since 2003. Age 56.

JOHNATHAN A. RODGERS
President and Chief Executive Officer, TV One, LLC (media and communications).
Member: Innovation and Technology Committee.
Director since 2001. Age 59.

JOHN F. SMITH, JR.
Chairman of the Board, Delta Air Lines, Inc. and retired Chairman of the Board and CEO, General Motors Corporation (automobile and related businesses). Also a Director of Delta Air Lines, Inc. and Swiss Reinsurance Company.
Chairman: Audit Committee.
Member: Governance and Public Responsibility Committee.
Director since 1995. Age 67.

RALPH SNYDERMAN, M.D.
Chancellor Emeritus, James B. Duke Professor of Medicine at Duke University. Also a Director of Axonyx Inc. and Cardiome Pharma Corporation.
Chairman: Innovation and Technology Committee.
Member: Finance Committee.
Director since 1995. Age 65.

ROBERT D. STOREY
Retired partner in the law firm of Thompson Hine, L.L.P., Cleveland, Ohio. Also a Director of Verizon Communications.
Chairman: Governance and Public Responsibility Committee.
Member: Finance Committee.
Director since 1988. Age 69.

MARGARET C. WHITMAN
President and Chief Executive Officer, eBay Inc. (a global online marketplace for the sale of goods and services). Also a Director of eBay Inc., Gap, Inc., and Dreamworks Animation SKG, Inc.
Member: Compensation and Leadership Development Committee; Governance and Public Responsibility Committee.
Director since 2003. Age 49.

ERNESTO ZEDILLO
Former President of Mexico and Director of the Center for the Study of Globalization and Professor in the field of International Economics and Politics at Yale University. Also a Director of Alcoa Inc. and Union Pacific Corporation.
Member: Finance Committee; Governance and Public Responsibility Committee. Director since 2001. Age 53.


The Board of Directors has six committees:

o     Audit Committee

o     Compensation and Leadership Development Committee

o     Executive Committee

o     Finance Committee

o     Governance and Public Responsibility Committee

o     Innovation and Technology Committee

SHAREHOLDER INFORMATION

IF...

 - You need online access or help with your account

 - You are interested in our certificate safekeeping service

 - You want to arrange for direct deposit of dividends

 - You have a lost, stolen or destroyed stock certificate


CALL PERSON-TO-PERSON

 - Shareholder Services representatives are available Monday - Friday, 9-4 EST at 1-800-742-6253 (call 1-513-983-3034 outside the USA and Canada)

 - Automated service available after USA business hours


CONTACT P&G - 24 HOURS A DAY

 - Visit us online at pg.com/investing, where you can get stock purchase information, transaction forms, Company annual reports and webcasts

 - E-mail us at shareholders.im@pg.com

 - Call for financial information at 1-800-764-7483 (call 1-513-945-9990 outside the USA and Canada)

CORPORATE SUSTAINABILITY REPORT

Sustainable development is a simple idea: ensuring a better quality of life for everyone, now and for generations to come. P&G embraces sustainable development as a potential business opportunity, as well as a corporate responsibility. For more information, please find our Corporate Sustainability Report at pg.com/sr.

THE GLOBAL PHILANTHROPY AND CONTRIBUTIONS REPORT

P&G strives to make a difference beyond our brands to help improve people's everyday lives. P&Gers around the world are engaged in their communities as volunteers and as partners in important community activities. See P&G's Global Philanthropy and Contributions Report to learn more about our commitment to help children in need Live, Learn and Thrive at pg.com/contributionsreport.

Common Stock Price and Dividends

                                                Price Range
                           -----------------------------------------------------
                           2004 - 2005   2004 - 2005   2003 - 2004   2003 - 2004
Quarter Ended                     HIGH           LOW          High           Low
--------------------------------------------------------------------------------
September 30               $     56.95   $     51.50   $     46.72   $     43.26
December 31                      57.40         50.53         49.97         46.41
March 31                         57.04         51.16         53.61         48.89
June 30                          56.79         52.37         56.34         51.64

                                                              Dividends
                                                       -------------------------
Quarter Ended                                          2004 - 2005   2003 - 2004
--------------------------------------------------------------------------------
September 30                                           $     0.250   $     0.228
December 31                                                  0.250         0.228
March 31                                                     0.250         0.228
June 30                                                      0.280         0.250

CORPORATE HEADQUARTERS
The Procter & Gamble Company
P.O. Box 599
Cincinnati, OH 45201-0599

TRANSFER AGENT/SHAREHOLDER SERVICES
The Procter & Gamble Company
Shareholder Services Department
P.O. Box 5572
Cincinnati, OH 45201-5572

REGISTRAR
The Bank of New York Trust Company, N.A.
Corporate Trust Division
525 Vine Street, Suite 900
Cincinnati, OH 45202

EXCHANGE LISTING
New York, Paris

SHAREHOLDERS OF COMMON STOCK
There were approximately 1,608,000 common stock shareowners, including shareholders of record, participants in the Shareholder Investment Program, participants in P&G stock ownership plans, and beneficial owners with accounts at banks and brokerage firms, as of July 29, 2005.

FORM 10-K
Shareholders may obtain a copy of P&G's 2005 report to the Securities and Exchange Commission on Form 10-K by going to www.pg.com/investing or by calling 1-800-764-7483. This information is also available at no charge by sending a request to Shareholder Services at the address listed above.

The most recent certifications by our Chief Executive and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 are filed as exhibits to our Form 10-K for the fiscal year ended June 30, 2005. We have also filed with the New York Stock Exchange the most recent Annual CEO certification as required by Section 303A.12(a) of the New York Stock Exchange Listed Company Manual.

ANNUAL MEETING
The next annual meeting of shareholders will be held on Tuesday, October 11, 2005. A full transcript of the meeting will be available from Linda D. Rohrer, Assistant Secretary. Ms. Rohrer can be reached at One P&G Plaza, Cincinnati, OH 45202-3315.

66

P&G AT A GLANCE

                                                                                                                   Net Sales
                                                                                                                   by GBU(1)
Global                                                                                                           (in billions)
Business Unit       Detail                        Key Brands
------------------------------------------------------------------------------------------------------------------------------------
P&G Beauty        Cosmetics, Deodorant, Feminine  Pantene, Always, Whisper, Olay, Head & Shoulders,
                                                  Tampax, Herbal Essences,                                          $ 19.5

                  Care, Fine Fragrances, Hair     Nice `n Easy, Natural Instincts, Wella, Koleston,
                                                  Wellaflex, Shockwaves,

                  Care, Hair Colorants, Personal  Cover Girl, SK-II, Rejoice, Hugo Boss, Max Factor,
                                                  Old Spice, Safeguard,

                  Cleansing, Professional Hair    Secret, Lines Feminine Care, Zest, Lacoste, Vidal
                                                  Sassoon, Ivory, Aussie, Evax,

                  Care, Skin Care                 Camay, Infusium 23, Naturella, Ausonia, Noxzema,
                                                  Infasil, Laura Biagiotti, Sure
------------------------------------------------------------------------------------------------------------------------------------
P&G Family
Health            Baby Care, Family Care, Oral    Pampers, Charmin, Crest, Bounty, Iams, Eukanuba,
                                                  Actonel, Vicks, Prilosec OTC,                                       19.7

                  Care, Personal Health Care,     Luvs, Asacol, Kandoo, Dodot, Puffs, Tempo, Metamucil,
                                                  Fixodent, PUR, Scope,

                  Pet Health and Nutrition,       Pepto-Bismol, ThermaCare, Didronel, Kukident, Blend-a-Med

                  Pharmaceuticals
------------------------------------------------------------------------------------------------------------------------------------
P&G Household
Care              Coffee, Commercial Products     Tide, Ariel, Downy, Lenor, Pringles, Folgers, Dawn,
                                                  Fairy, Joy, Gain, Ace, Swiffer,                                     18.4

                  Group, Fabric Care, Home Care,  Mr. Clean, Febreze, Dash, Bold, Cascade, Cheer, Bounce,
                                                  Millstone, Bonux,

                  Snacks                          Linidor, Daz, Era, Flash, Dreft, Vizir, Salvo, Viakal,
                                                  Myth, Alomatik
------------------------------------------------------------------------------------------------------------------------------------

(PIE CHART)

2005 NET SALES
(by GBU)

34%  P&G Beauty
34%  P&G Family Health
32%  P&G Household Care

RECOGNITION

P&G is the only company to appear on seven Fortune magazine company lists in 2004, including:

-     Best Companies to Work For

-     Most Admired

-     Best Companies for Minorities

-     MBA's Top Employers

P&G ranks among the top companies for Executive Women (National Association for Female Executives), African Americans (Family Digest magazine), Working Mothers (Working Mother magazine), and Best Corporate Citizens (Business Ethics magazine).

Supplier diversity is a fundamental business strategy at P&G. In 2005, P&G spent nearly $1.5 billion with minority- and women-owned businesses. P&G is the largest consumer products company in the Billion Dollar Roundtable, a forum of 14 corporations that spend more than $1 billion annually with diverse suppliers.

10-YEAR FINANCIAL SUMMARY (UNAUDITED)

Amounts in millions
except per share amounts             2005     2004       2003      2002      2001
----------------------------------------------------------------------------------
Net Sales                         $56,741   $51,407   $43,377   $40,238   $39,244
Gross Margin                       28,937    26,331    21,236    19,249    17,142
Operating Income                   10,927     9,827     7,853     6,678     4,736
Net Earnings                        7,257     6,481     5,186     4,352     2,922
Net Earnings Margin                  12.8%     12.6%     12.0%     10.8%      7.4%
----------------------------------------------------------------------------------
Basic Net Earnings per Common
Share                             $  2.83   $  2.46   $  1.95   $  1.63   $  1.08
Diluted Net Earnings per
Common Share                         2.66      2.32      1.85      1.54      1.03
Dividends per Common Share           1.03      0.93      0.82      0.76      0.70
----------------------------------------------------------------------------------
Research and Development
Expense                             1,940     1,802     1,665     1,601     1,769
Advertising Expense                 5,917     5,504     4,373     3,773     3,612
Total Assets                       61,527    57,048    43,706    40,776    34,387
Capital Expenditures                2,181     2,024     1,482     1,679     2,486
Long-Term Debt                     12,887    12,554    11,475    11,201     9,792
Shareholders' Equity               17,477    17,278    16,186    13,706    12,010
Restructuring Program Charges(2)  $     -   $     -   $   751   $   958    $1,850
----------------------------------------------------------------------------------

(1) Offset by $0.8 billion of net sales generated by companies for which P&G exerts significant influence but does not consolidate, and other miscellaneous activities.

(2) Organization 2005 restructuring program charges, on an after-tax basis, totaled $538, $706, $1,475, $688 and $285 for 2003, 2002, 2001, 2000 and 1999
respectively.

Two billion times a day, P&G brands touch the lives of people around the world. P&G actions are rooted in the principles of personal integrity, respect for the individual, and doing what's right for the long term.

Amounts in millions
except per share amounts                2000             1999             1998             1997             1996
------------------------------------------------------------------------------------------------------------------
Net Sales                           $ 39,951         $ 38,125         $ 37,154         $ 35,764         $ 35,284
Gross Margin                          18,437           17,098           16,258           15,254           14,346
Operating Income                       5,954            6,253            6,055            5,488            4,815
Net Earnings                           3,542            3,763            3,780            3,415            3,046
Net Earnings Margin                      8.9%             9.9%            10.2%             9.5%             8.6%
------------------------------------------------------------------------------------------------------------------
Basic Net Earnings per Common
Share                               $   1.30         $   1.38         $   1.37         $   1.22         $   1.07
Diluted Net Earnings per
Common Share                            1.23             1.29             1.28             1.14             1.00
Dividends per Common Share              0.64             0.57             0.51             0.45             0.40
------------------------------------------------------------------------------------------------------------------
Research and Development
Expense                                1,899            1,726            1,546            1,469            1,399
Advertising Expense                    3,793            3,639            3,801            3,574            3,374
Total Assets                          34,366           32,192           31,042           27,598           27,762
Capital Expenditures                   3,018            2,828            2,559            2,129            2,179
Long-Term Debt                         9,012            6,265            5,774            4,159            4,678
Shareholders' Equity                  12,287           12,058           12,236           12,046           11,722
Restructuring Program Charges(2)    $    814         $    481         $      -         $      -         $      -
------------------------------------------------------------------------------------------------------------------

SOCIAL RESPONSIBILITY AND PHILANTHROPY

                        (LIVE, LEARN AND THRIVE GRAPHIC)

P&G is stepping up to help children in need around the world Live, Learn and Thrive.

P&G has always been committed to improving lives in communities where we live and work. We want to make an even greater difference by sharpening the focus of P&G philanthropy on children. The aim of P&G Live, Learn and Thrive is to help children in need ages 0 - 13 live by ensuring a healthy start; by providing them with places, tools, and programs that enhance their ability to learn; and by helping them develop skills for life so they can thrive.

Focusing on children is critically important. Millions of children worldwide live in heartbreaking conditions. Through local programs in P&G communities and our corporate signature program - Children's Safe Drinking Water - P&G Live, Learn and Thrive provides opportunities for children around the world.

                     (PHOTO OF TWO CHILDREN DRINKING WATER)

P&G is currently providing PUR Purifier of Water to relief agencies so they can provide drinking water in emergencies.