Form 10-K, Exhibit 13
period 2006-06-30
PROCTER & GAMBLE CO
filed 2006-08-29
CIK 80424

EXHIBIT (13)
Annual Report to Shareholders
(pages 1-68)

P&G 2006 Annual Report

Financial Highlights

FINANCIAL SUMMARY (UNAUDITED)

NET SALES
(in billions of dollars)

40.2
43.4
51.4
56.7
68.2
02
03
04
05
06

OPERATING CASH FLOW
(in billions of dollars)

7.7
8.7
9.4
8.7
11.4
02
03
04
05
06

DILUTED NET EARNINGS
(per common share)

1.39
1.70
2.20
2.53
2.64
02
03
04
05
06

Contents

Financial Highlights FINANCIAL SUMMARY (UNAUDITED) Amounts in millions, except per share amounts; Years ended June 30 2006 2005 2004 2003 2002
Net Sales $68,222 $56,741 $51,407 $43,377 $40,238
Operating Income 13,249 10,469 9,382 7,312 6,073
Net Earnings 8,684 6,923 6,156 4,788 3,910
Net Earnings Margin 12.70% 12.20% 12.00% 11.00% 9.70% Basic Net Earnings Per Common Share $ 2.79 $ 2.70 $ 2.34 $ 1.80 $ 1.46
Diluted Net Earnings Per Common Share 2.64 2.53 2.2 1.7 1.39
Dividends Per Common Share 1.15 1.03 0.93 0.82 0.76
NET SALES (in billions of dollars) 04 4 0 4 4 0 06 68.2 0 40 DILUTED NET EARNINGS (per common share) 040 0 0 06 2.64 0 0 OPERATING CASH FLOW (in billions of dollars) 040 4 06 11.4 0 0
Contents Letter to Shareholders 2 Capability & Opportunity 7 P&G’s Billion-Dollar Brands 16 Financial Contents 21 Corporate Officers 64 Board of Directors 65 Shareholder Information 66 11-Year Financial Summary 67 P&G at a Glance 68

P&G has built a strong foundation for consistent sustainable growth, with clear strategies and room to grow in each strategic focus area, core strengths in the competencies that matter most in our industry, and a unique organizational structure that leverages P&G strengths. We are focused on delivering a full decade of industry-leading top- and bottom-line growth.

2     The Procter & Gamble Company and Subsidiaries
A.G. Lafley
Chairman of the Board,
President and Chief Executive
Fellow Shareholders:
P&G delivered another year of strong business and financial results in fiscal 2006. We have met or exceeded P&G’s long-term sales growth goal for five consecutive years, and are now focused on delivering a full decade of industry-leading top- and bottom-line growth.
I am confident we can meet this challenge because of the strong foundation we’ve built during the first half of this decade. We have clear strategies, with plenty of room for growth in each strategic focus area; core strengths in the competencies that matter most in our industry; and a unique organizational structure that enables P&G strategies and leverages P&G strengths.
Strategy, strengths and structure create capability and opportunity. I have written consistently about these factors for several years now. I reiterate them again this year because I remain confident these three factors will enable P&G to innovate better and faster, to operate even more productively, and to deliver consistent sales and earnings growth and cash productivity for the next five years.
Fiscal 2006 Results
P&G’s performance in fiscal 2006 demonstrated the Company’s ability to sustain growth. We increased net sales 20% to more than $68 billion; organic sales increased 7%(1). Every business segment delivered year-on-year organic sales growth; Fabric Care and Home Care, Beauty, and Health Care delivered the strongest growth, each growing sales ahead of the Company’s post-Gillette 4% to 6% organic top-line goal. Every geographic region posted organic volume and sales growth, led by double-digit growth in developing markets.
Earnings per share increased 4% to $2.64, despite a -8% to -9% impact from Gillette dilution, which is slightly better than the dilution guidance we provided when we completed the acquisition in October 2005. Excluding Gillette dilution, P&G earnings per share were up 12% to 13%(2), ahead of the 10%+ long-term goal. Net earnings increased 25% to $8.7 billion, behind the addition of Gillette as well as sales growth and margin expansion on established businesses.
Free cash flow was $8.7(3) billion, or 100% of net earnings. This is ahead of our long-term cash productivity(4) goal, which is to generate free cash flow equivalent to at least 90% of net earnings. P&G’s cash performance in fiscal 2006 was due largely to earnings growth on existing P&G businesses, the addition of Gillette earnings, and strong progress on working capital.
On Track with Gillette
I am very pleased with the progress we have made on the integration of Gillette. We completed fiscal 2006 at the low end of the dilution range we provided, and are on track with our commitment to return P&G to double-digit earnings-per-share growth in fiscal 2008. We are also on track to deliver the financial
(1)	Organic sales exclude the impacts of acquisitions, divestitures and foreign exchange (13% in 2006).

(2)	EPS excluding Gillette dilution is comprised of 4% EPS growth, less the -8% to -9% dilution impact from Gillette.

(3)	Free cash flow is defined as operating cash flow less capital spending.

(4)	Free cash flow productivity is the ratio of free cash flow to net earnings.

The Procter & Gamble Company and Subsidiaries     3

commitments we made when we asked shareholders to approve the acquisition:
•	$1.0 — 1.2 billion in annual cost synergies (before taxes) by fiscal 2008

•	1% incremental annual sales growth from revenue synergies through 2010
On July 1, 2006, nine months after closing the acquisition, we completed the largest wave of business systems integration so far. We integrated systems in 26 countries, spanning five geographic regions, representing about 20% of sales. This brings the number of integrated countries to 31; we are now taking orders, shipping products, and receiving payments as a single company in these countries. We managed these conversions with minimal business interruptions, which reinforces our confidence that we can successfully integrate the vast majority of remaining countries over the next six months.
We also continued to integrate distributor networks in several developing countries. We expect to have the majority of these integrations complete this calendar year. Once we’ve fully

Gillette FUSION is the
best-selling new product
in the consumer products
industry in 2006.
P&G Report Card
Progress Against P&G’s Long-Term Goals
and Strategies

	2001 – 2006
GROWTH RESULTS	(average annual)

Organic Sales Growth	6	%(5)

Earnings-per-Share Growth	12	%(6)

Free Cash Flow Productivity	124%
GROWTH STRATEGIES
Grow from the core:(7) Leading Brands,
Big Markets, Top Customers

☑	Volume up 7%,(8)	☑	Volume up 8%,	☑	Volume up 8%,
	on average, for		on average, for		on average, for
	P&G’s 17 billion-		P&G’s top 16		P&G’s top 10
	dollar brands		countries		retail customers
Develop faster-growing, higher-margin,
more structurally attractive businesses

☑	Beauty sales	☑	Health Care	☑	Home Care sales
	doubled to		sales more		up nearly 70%;
	$21.1 billion;		than doubled		profit more
	profit more than		to $7.9 billion;		than tripled
	doubled, to		profit more
	$3.1 billion		than quadrupled
to $1.2 billion
Accelerate growth in developing markets
and among low-income consumers

☑	Developing	☑	Nearly one-third	☑	Developing
	market sales up		of total-company		market profit
	16% per year		sales growth		margins
			from developing		comparable to
			markets		developed
market margins
(5)	Organic sales exclude the impacts of acquisitions, divestitures and foreign exchange (6% on average in 2001-2006).

(6)	Excludes amortization of goodwill and indefinite-lived intangibles, no longer required under accounting rules beginning in 2002, and Organization 2005 restructuring charges per share of $0.61 in 2001, $0.26 in 2002, and $0.19 in 2003.

(7)	Excludes Gillette.

(8)	Excludes the initial-year impact of adding newly acquired billion-dollar brands to the portfolio.

4     The Procter & Gamble Company and Subsidiaries
integrated P&G and Gillette distributors, we will provide expanded distribution for Gillette products — and in some cases, for P&G products, as well. We are also lowering the distribution costs per case for both Gillette and P&G brands. During these integrations we are experiencing some short-term inventory reductions which, along with a number of retailer inventory-reduction programs, have had a short-term negative impact on Gillette sales growth. These inventory reductions were largely expected. Most important is that consumer demand for Gillette brands remains very strong. Consumption on Gillette’s major brands continues to grow, which provides assurance the Gillette businesses remain healthy.
Gillette is a catalyst that is making P&G a better brand-builder and a stronger innovation leader. As a result, we’ve approached the Gillette integration differently than past acquisitions. We have benchmarked best practices from both companies in every critical part of the business. Where P&G is strongest, we’re bringing P&G approaches to Gillette. Where Gillette is strongest, we’re bringing those capabilities to P&G. And where there are opportunities to combine the best of both companies, we are creating even better and stronger capability than either company could ever have built on its own.
I want to express my deep appreciation to the men and women from Gillette and P&G who have delivered the progress I’ve noted here. They have worked tirelessly and with extraordinary professionalism over the past several months to serve consumers, to integrate systems and external partners, to meet the needs of retail customers, and to manage the transition of nearly 30,000 Gillette employees.
I have no doubt that P&G and Gillette are stronger together than alone, and that our combined company can deliver our accelerated growth targets over the balance of the decade.
Sustaining Growth
P&G’s performance in fiscal 2006 continues the consistent growth we have delivered in the first half of the decade. Since 2001:
•	Net sales have increased 12% per year. Organic sales have increased 6% per year. Total sales have grown from $39 billion to $68 billion.

•	Earnings per share have grown an average of 12% per year.

•	Free cash flow has grown to nearly $9 billion per year, totaling more than $35 billion over the past five years.
This is industry-leading performance, but we recognize that sustaining growth in the second half of the decade could be more difficult than in the first half because the external environment is becoming more challenging in three areas: consumers, competitors, and commodity and energy costs.
Consumers. The shift in power to consumers is accelerating. We can see this most clearly in the explosion of consumer choice. Consumers have more brands, products and services to choose from in every industry in every market. As a result, consumers expect more from the brands they buy and use every day. They expect manufacturers and retailers to communicate with and to listen to them more carefully, to learn from them, and to meet their needs and wants.
Competitors. P&G competes against some of the best companies in the world, companies with great brands and strong capabilities. In addition, many retailers are creating retailer brands and product lines that compete more directly with manufacturers’ brands. We also compete with more local, low-cost manufacturers in developing countries.
Commodity and Energy Costs. Rising commodity and energy costs will continue to be a challenge. In fiscal 2005, we had to absorb about $750 million in increased costs for energy and raw materials and we’ve had to cover about the same amount this year. We expect raw material and energy costs to be up in fiscal 2007 versus the prior year, though current estimates indicate the increase should be smaller than in the past two years.
To respond to these and other challenges, we must continue to lead innovation, reduce costs, and improve overall productivity. I’m confident we can do it. We have the strategies, strengths and structure that create the capability and the opportunity to grow.
CLEAR STRATEGIES
P&G’s growth strategies are clear and robust.
•	Continue to grow P&G’s core businesses: Leading brands, big growing markets, and winning retail customers, leveraging P&G’s core strengths and core technologies.

•	Develop faster-growing, higher-margin, more structurally attractive businesses in which P&G has significant potential to achieve global leadership.

•	Grow disproportionately in developing markets to serve more low-income consumers.
We have grown substantially in all three strategic focus areas over the past five years, and we have further room to grow.
P&G’s strategies focus the Company on growth opportunities that play to P&G’s strengths. These strategies have enabled us to create a diversified and balanced portfolio of businesses, geographic markets, and retail customers, which increases the Company’s flexibility to deliver consistent sustainable growth.
To deliver a strong second half of the decade, we will continue to execute P&G’s strategies with excellence.

The Procter & Gamble Company and Subsidiaries      5
P&G Growth Strategies

Core	Fast-growth	Developing
businesses	high-margin	markets
businesses
Growth
P&G’s portfolio of billion-dollar brands has grown sales 8%(9) per year. We’ve increased sales nearly 9%(10) per year in our 16 largest geographic markets. And we have grown share with P&G’s top retail customers. We’ve leveraged P&G strengths and technologies in every core business.
Growth Opportunity
P&G is the global leader in Baby Care, Feminine Care, and Fabric Care, with 32% to 36% global shares in these major categories. In our strongest large markets, however, we have shares that exceed 50%—and the Gillette Blades and Razors business is still growing with global shares in excess of 70%. We’re well positioned to capture more of this growth opportunity.
Growth
P&G has more than doubled sales in faster-growing, higher-margin categories such as beauty, health care, and home care. More than 70% of the Company’s growth, or roughly $20 billion in net sales, has come from organic growth and strategic acquisitions in these businesses. Well over half of P&G sales now comes from these faster-growing, higher-margin businesses.
Growth Opportunity
We compete in beauty and health care categories that represent more than a $350 billion global market, growing 5% a year on average. P&G has less than a 10% share of this combined market. There is no doubt that Beauty and Health Care will continue to drive disproportionate growth for P&G through the end of the decade.
Growth
We have increased sales in developing markets 16% per year over the past five years and have achieved after-tax margins comparable to developed markets. Nearly a third of total-company sales growth since the beginning of the decade has come from developing markets.
Growth Opportunity
In the categories in which P&G competes, developing countries represent a $200 billion market and is expected to approach $250 billion by 2010. We currently compete in only about 10 of P&G’s top 25 categories in most developing countries. There is more than $20 billion of growth opportunity over the next several years through expansion of P&G’s category presence and increased share growth.
CORE STRENGTHS
P&G’s core strengths are in the competencies that matter most in the consumer products industry:
•	Shopper and consumer understanding

•	Branding

•	Innovation

•	Go-to-market capability

•	Global scale
Our ability to combine these strengths creates significant and sustainable competitive advantage.
Consumer and shopper understanding is the foundation. P&G interacts with more than four million consumers a year in nearly 60 countries. We conduct more than 10,000 research studies each year, and invest more than $200 million per year in consumer and market understanding. Our research spans more than 25 product categories, providing a more complete understanding of consumers than companies focused more narrowly on a few categories. We see innovation opportunities that others do not see.
Once we know where the opportunities are, we bring tremendous innovative resources to the task. In addition to P&G’s product-category breadth, we have deep technical expertise in a diverse mix of technologies from enzymes to fragrances to surfactants to substrates. As a result, we have access to more internal technologies than any other consumer products company. We multiply this internal innovation capability by reaching outside P&G to a global network of nearly two million researchers in technology areas connected to P&G businesses. This “connect and develop” collaboration results in a bigger and stronger innovation pipeline.
P&G’s brand-building strength and go-to-market capability enable us to commercialize a larger innovation pipeline. P&G’s leading global brands are platforms for innovation. We can bring new products to market on brands that already have strong equities and deep consumer trust; this increases consumer trial and retail customer support. P&G has also been a courageous leader by creating new categories with new brands such as Febreze, Swiffer, Kandoo, Prilosec OTC, and ThermaCare. For both new and existing brands, we leverage P&G’s strong customer partnerships and local market knowledge to maximize consumer trial and the ultimate commercial success of new initiatives.

(9) Excludes the initial-year impact of adding newly acquired billion-dollar brands to the portfolio.
(10) Excludes Gillette.

6      The Procter & Gamble Company and Subsidiaries
P&G’s global scale creates advantage for global business units and for local market development organizations.
P&G has scale advantages on three levels: company, category and country. At the total-company level, P&G is able to leverage global scale to drive out costs consumers and customers should not have to pay for. In addition, P&G’s company scale enables interconnectivity—internally, between diverse businesses with complementary technologies, and externally, by attracting the best suppliers and innovation partners in the world. At the category level, P&G is able to leverage its category leadership to develop the technologies, capability and knowledge critical to winning in a particular business. At the country level, P&G’s breadth of businesses enables us to learn about more aspects of more consumers’ lives and, as a result, to identify a much broader range of innovation possibilities — and P&G’s brand lineup and customer business development capabilities enable us to develop highly collaborative partnerships with retailers of all sizes. The ability to transfer knowledge across all three levels —total company, category, and country —creates the greatest and most sustainable competitive advantage.
We will continue to build these strengths and leverage them for sustainable growth in the second half of the decade.
UNIQUE ORGANIZATIONAL STRUCTURE
We get the full value of the Company’s strengths with a unique organizational structure and supporting work systems. P&G is the only consumer products company with global business unit profit centers, a global Market Development Organization, and global shared business services, all supported by innovative corporate functions.
We are essentially running a number of highly focused companies that share common go-to-market operations and business services. We’ve made it possible for each business unit to focus on its individual consumers, customers and competitors while capturing all the capability, knowledge and scale of a $70 billion global company. In addition, we have created the capability to collaborate, learn quickly from one another, and reapply successes across P&G businesses.
The primary benefit of allowing business units to focus singularly on consumers, customers and competitors in their individual categories is evident in the growth of P&G’s Skin Care, Oral Care, Feminine Care, and Home Care businesses. These four businesses have delivered 11% average sales growth over the past six years, adding nearly $1 billion per year in sales since the beginning of the decade. In the old structure, and with past strategies, these businesses were not a priority. They did not get full attention from business leaders who had to keep core businesses growing while also supporting all the go-to-market and business services activities that were vertically integrated within the business units.
In the much more agile, flexible and responsive current structure, these limitations have been stripped away and businesses such as Skin Care and Home Care have become strong global businesses in their own right, with the resources and focus necessary to grow. Their growth potential has been unleashed, and these businesses have emerged as disproportionate growth drivers —even as core businesses such as Fabric Care, Baby Care and Hair Care have continued to grow ahead of their categories simultaneously.
Organizational structure can be a liability, particularly for large, diversified multinational companies. By linking structure so tightly with strategies and strengths, we have made organization design and supporting business systems critical enablers of sustainable growth.
Confidence in Sustainable Growth
I’m proud of what P&G people have achieved. Fiscal 2006 was not an easy year. We had to cope with natural disasters, offset the largest commodity and energy hikes since the 1970s, and respond to intense competitive pressure. We had to integrate Gillette. We had to exceed our own strong performance in the prior year. And, of course, we had to delight consumers and jointly create value with retail customers in every part of our business.
Despite these challenges, we delivered a strong year and completed a half-decade of consistent, sustainable growth. We will not let up.
•	Our strategies will focus resources against growth opportunities where we have the greatest potential to grow and to create shareholder value.

•	Our core strengths will enable us to innovate and to bring innovation to market faster, more effectively and more efficiently than competition.

•	Our organization structure will enable us to execute strategies with disciplined excellence.
We remain focused on a bright future. P&G’s strategies, strengths and structure create the capability to lead innovation and to continually increase productivity — the keys to capturing the opportunities for growth that exist in all of P&G’s businesses.

A.G. Lafley

Chairman of the Board,	August 8, 2006
President and Chief Executive

The Procter & Gamble Company and Subsidiaries      7
P&G’s core strengths are in the competencies that matter most in the consumer products industry: consumer understanding, innovation, branding, go-to-market capability, and scale. These strengths create capability to win and opportunities to grow. They help us:
Win the first & second moments Connect & develop innovation of truth, when consumers choose inside and outside P&G and use P&G brands
Build even stronger brands Get the best of local focus for men & women & global scale

8     The Procter & Gamble Company and Subsidiaries
8 The Procter & Gamble Company and Subsidiaries
First &
Second
The Moments
of Truth
P&G brands face two moments of truth
every day: the first at the store shelf, when
shoppers choose which brands to buy; and
the second at home, when consumers
decide whether our products deliver on
the brand promise. Winning at both
moments of truth demands deep shopper
and consumer understanding.
P&G learns from more than four million
consumer and shopper research interac-
tions each year — in testing labs, in
consumers’ homes, in stores, and on the
Internet. We learn who influences and
makes purchase decisions; who shops, and
when, where and how they shop; who uses
our products, and how they use our
products. These insights tell us where we
have opportunities to innovate and how
we can better communicate the benefits
of P&G brands.
Winning at the first moment of truth gives
us the chance to win at the second. Winning
at both moments of truth — time and time
again — is how P&G grows.

The Procter & Gamble Company and Subsidiaries     9

10     The Procter & Gamble Company and Subsidiaries

The Procter & Gamble Company and Subsidiaries     11
Connect &
Develop
A Broader Net
for Innovation
P&G is committed to being the innovation
leader in every category where we
compete. To do this, we define innovation
broadly and we look for sources of
innovation inside and outside P&G.
Internally, we connect and develop ideas
across more than 25 product categories
and 11 core product technologies.
Externally, P&G people connect to a global
network of nearly two million innovation
experts and technology problem-solvers
that include scientists, inventors, suppliers,
government laboratories, academic
communities, and at times, competitors.
Looking outside for innovation is important.
Last fiscal year, about 35% of P&G’s
new products included external ideas or
technologies; five years ago, this figure
was less than 20%. Our goal is for half of
all P&G innovation to come from ideas or
technologies outside P&G’s walls. We
are confident that our constant search for
new ideas both inside and outside P&G
will result in a significantly larger and more
successful innovation pipeline.

12     The Procter & Gamble Company and Subsidiaries

The Procter & Gamble Company and Subsidiaries     13
Men &
Women
Brands for the
Entire Household
P&G brands touch every member of the
household — women, babies, seniors,
pets — and now, with the addition of
Gillette, even more men. P&G brands are
an indispensable part of consumers’ lives,
and retailers rely on them to grow sales
and profit.
P&G is recognized as the world’s preeminent
brand-builder. We have an unmatched
lineup of 22 leading, global brands that
each generate more than $1 billion in
annual sales. Most important, we are
strengthening our branding capability in
critical areas such as consumer targeting,
sports marketing, package design, global
brand management, and marketing return-
on-investment analysis.
Brand-building capability is increasingly
important to delivering sustainable growth.
In an environment in which consumers
and retailers have more choices than ever,
the capability to build lasting bonds
separates brands that are indispensable
from those that are merely disposable.

14     The Procter & Gamble Company and Subsidiaries
Focus &
Scale
Local Focus,
Global Scale
We have made P&G’s organization
structure an essential part of our capability
to grow. It combines the global scale
benefits of a $70 billion multinational
company and the local focus to win with
consumers and customers in each country
where P&G products are sold.
P&G’s structure has removed many of the
traditional overlaps and inefficiencies that
plague many large companies.
• Global Business Units (GBUs) focus solely
on consumers, brands and competitors
around the world. They are responsible
for the innovation pipeline, profitability
and shareholder returns from their
businesses.
• Market Development Organizations
(MDOs) are charged with knowing
consumers and retailers in each market
where P&G competes and integrating the
innovations flowing from the GBUs into
business plans that work in each country.
• Global Business Services (GBS) utilizes
P&G talent and expert partners to provide
best-in-class business support services at
the lowest possible costs to leverage
P&G’s scale for a winning advantage.
• Lean Corporate Functions ensure
ongoing functional innovation and
capability improvement.
We have been utilizing this structure for
nearly seven years, and continue to see
faster global expansion of new innovations,
better in-market execution and increased
savings from purchasing scale and
outsourcing partnerships.

The Procter & Gamble Company and Subsidiaries     15

Crest
The #1 Dentist Recommended Toothpaste Brand.*

16      The Procter & Gamble Company and Subsidiaries

Life's Better
IAMS
ORIGINAL
Pringles
Oral-B
TRIUMPH
DAWN
ULTRA CONCENTRATED
always
AA
DURACELL
COPPERTOP
DURACELL
DURACELL
DURACELL
DURACELL
new
DEFINITY™
highly defined anti-aging
OLAY
Folgers
Simply Smooth
Gentle on Your Stomach

The Procter & Gamble Company and Subsidiaries     17

Crest
Downy
Bounty
BIOLOGICAL
ARIEL
WELLA
KOLESTON
PERFECT
Actonel
BRAUN

18      The Procter & Gamble Company and Subsidiaries

Gillette
M3POWER
A MACH3 INNOVATION
DURACELL
PANTENE
PRO-V
PRO-V
RESTORATIVES
FRIZZ CONTROL
SHAMPOO
Pampers
Baby Dry
Tide
Gillette
SERIES
hs
head & shoulders
Charmin
Ultra

The Procter & Gamble Company and Subsidiaries     19
“P&G’s Billion-Dollar Brands are platforms for innovation. They are global leaders. Consumers want them in their homes. Retailers want them in their stores. They enable us to bring innovation to consumers around the world effectively, efficiently, and profitably. They make consumers’ lives a little better every day.” —A.G. Lafley

20      The Procter & Gamble Company and Subsidiaries
“P&G brands and
P&G people improve
consumers’ lives in small
but meaningful ways.
Every day.”
— A.G. Lafley

The Procter & Gamble Company and Subsidiaries     21
Financial Contents

Management’s Responsibility for Financial Reporting	22
Management’s Report on Internal Control over Financial Reporting	23
Reports of Independent Registered Public Accounting Firm	23

Management’s Discussion and Analysis
Overview	25
Summary of 2006 Results	28
Forward-Looking Statements	28
Results of Operations	29
Segment Results	31
Financial Condition	35
Significant Accounting Policies and Estimates	37
Other Information	39

Audited Consolidated Financial Statements
Consolidated Statements of Earnings	41
Consolidated Balance Sheets	42
Consolidated Statements of Shareholders’ Equity	44
Consolidated Statements of Cash Flows	45
Notes to Consolidated Financial Statements	46

22       The Procter & Gamble Company and Subsidiaries
Management’s Responsibility for Financial Reporting
At Procter & Gamble, we take great pride in our long history of doing what’s right. If you analyze what’s made our Company successful over the years, you may focus on our brands, our marketing strategies, our organization design and our ability to innovate. But if you really want to get at what drives our Company’s success, the place to look is our people. Our people are deeply committed to our Purpose, Values and Principles. It is this commitment to doing what’s right that unites us.
This commitment to doing what’s right is embodied in our financial reporting. High quality financial reporting is our responsibility—one we execute with integrity and within both the letter and spirit of the law.
High quality financial reporting is characterized by accuracy, objectivity and transparency. Management is responsible for maintaining an effective system of internal controls over financial reporting to deliver those characteristics in all material respects. The Board of Directors, through its Audit Committee, provides oversight. We have engaged Deloitte & Touche LLP to audit our consolidated financial statements, on which they have issued an unqualified opinion.
Our commitment to providing timely, accurate and understandable information to investors encompasses:
Communicating expectations to employees. Every employee —from senior management on down — is trained on the Company’s Worldwide Business Conduct Manual, which sets forth the Company’s commitment to conduct its business affairs with high ethical standards. Every employee is held personally accountable for compliance and is provided several means of reporting any concerns about violations of the Worldwide Business Conduct Manual, which is available on our website at www.pg.com.
Maintaining a strong internal control environment. Our system of internal controls includes written policies and procedures, segregation of duties and the careful selection and development of employees. The system is designed to provide reasonable assurance that transactions are executed as authorized and appropriately recorded, that assets are safeguarded and that accounting records are sufficiently reliable to permit the preparation of financial statements conforming in all material respects with accounting principles generally accepted in the United States of America. We monitor these internal controls through control self assessments conducted by business unit management. In addition to performing financial and compliance audits around the world, including unannounced audits, our Global Internal Audit organization provides training and continuously improves internal control processes. Appropriate actions are taken by management to correct any identified control deficiencies.
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
Exerting rigorous oversight of the business. We continuously review business results and strategic choices. Our Global Leadership Council is actively involved — from understanding strategies to reviewing key initiatives, financial performance and control assessments. The intent is to ensure we remain objective, identify potential issues, continuously challenge each other and ensure recognition and rewards are appropriately aligned with results.
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
Encouraging strong and effective corporate governance from our Board of Directors. We have an active, capable and diligent Board that meets the required standards for independence, and we welcome the Board’s oversight. Our Audit Committee comprises independent directors with significant financial knowledge and experience. We review significant accounting policies, financial reporting and internal control matters with them and encourage their independent discussions with external auditors. Our corporate governance guidelines, as well as the charter of the Audit Committee and certain other committees of our Board, are available on our website at www.pg.com.
P&G has a strong history of doing what’s right. Our employees embrace our Purpose, Values and Principles. We take responsibility for the quality and accuracy of our financial reporting. We present this information proudly, with the expectation that those who use it will understand our Company, recognize our commitment to performance with integrity and share our confidence in P&G’s future.

A.G. Lafley	Clayton C. Daley, Jr.
Chairman of the Board,	Chief Financial Officer
President and Chief Executive

The Procter & Gamble Company and Subsidiaries       23
Management’s Report on Internal Control over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting of The Procter & Gamble Company (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended). Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America.
Strong internal controls is an objective that is reinforced through our Worldwide Business Conduct Manual, which sets forth our commitment to conduct business with integrity and within both the letter and the spirit of the law. The Company’s internal control over financial reporting includes a Control Self Assessment Program that is conducted annually by substantially all areas of the Company and is audited by the internal audit function. Management takes the appropriate action to correct any identified control deficiencies. Because of its inherent limitations, any system of internal control over financial reporting, no matter how well designed, may not prevent or detect misstatements due to the possibility that a control can be circumvented or overridden or that misstatements due to error or fraud may occur that are not detected. Also, because of changes in conditions, internal control effectiveness may vary over time.
Management assessed the effectiveness of the Company’s internal control over financial reporting as of June 30, 2006 using criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and concluded that the Company maintained effective internal control over financial reporting as of June 30, 2006 based on these criteria.
Deloitte & Touche LLP, an independent registered public accounting firm, has audited the effectiveness of the Company’s internal control over financial reporting and management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of June 30, 2006, as stated in their report which is included herein.

A.G. Lafley	Clayton C. Daley, Jr.
Chairman of the Board,	Chief Financial Officer
President and Chief Executive

August 8, 2006
Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of The Procter & Gamble Company
We have audited the accompanying consolidated balance sheets of The Procter & Gamble Company and subsidiaries (the “Company”) as of June 30, 2006 and 2005, and the related consolidated statements of earnings, shareholders’ equity, and cash flows for each of the three years in the period ended June 30, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at June 30, 2006 and 2005, and the results of its operations and cash flows for each of the three years in the period ended June 30, 2006, in conformity with accounting principles generally accepted in the United States of America.
As discussed in Note 1, the accompanying consolidated financial statements have been retrospectively adjusted for the adoption of SFAS No. 123 (Revised 2004), “Share-Based Payment” and the change in the Company’s method of accounting for Treasury Stock in order to present Treasury Stock as a separate component of Shareholders’ Equity.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of June 30, 2006, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 8, 2006 expressed an unqualified opinion on management’s assessment of the effectiveness of the Company’s internal control over financial reporting and an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Cincinnati, Ohio
August 8, 2006

24     The Procter & Gamble Company and Subsidiaries
Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of The Procter & Gamble Company
We have audited management’s assessment, included in Management’s Report on Internal Control Over Financial Reporting, that The Procter & Gamble Company and subsidiaries (the “Company”) maintained effective internal control over financial reporting as of June, 30, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.
A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
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
In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of June 30, 2006, is fairly stated, in all material respects, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2006, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended June 30, 2006 of the Company and our report dated August 8, 2006 expressed an unqualified opinion on those financial statements.

Cincinnati, Ohio
August 8, 2006

The Procter & Gamble Company and Subsidiaries       25
Management’s Discussion and Analysis
The purpose of this discussion is to provide an understanding of P&G’s financial results and condition by focusing on changes in certain key measures from year to year. Management’s Discussion and Analysis (MD&A) is organized in the following sections:
•	Overview

•	Summary of 2006 Results

•	Forward-Looking Statements

•	Results of Operations

•	Segment Results

•	Financial Condition

•	Significant Accounting Policies and Estimates

•	Other Information
Throughout MD&A, we refer to measures used by management to evaluate performance including unit volume growth, net outside sales and after-tax profit. We also refer to organic sales growth (net sales growth excluding the impacts of acquisitions, divestitures and foreign exchange), free cash flow and free cash flow productivity. These financial measures are not defined under accounting principles generally accepted in the United States of America (U.S. GAAP). The explanation of these measures at the end of MD&A provides more details on the use and the derivation of these measures. Management also uses certain market share and market consumption estimates to evaluate performance relative to competition despite some limitations on the availability and comparability of share information. References to market share and market consumption in MD&A are based on a combination of vendor-reported consumption and market size data, as well as internal estimates.
As previously disclosed, we adopted SFAS 123(R) effective July 1, 2005, which requires that all stock-based compensation, including grants of employee stock options, be accounted for using a fair value-based method. We have elected to adopt SFAS 123(R) using the modified retrospective method. Therefore, all historical financial data provided in MD&A and the Consolidated Financial Statements, including prior year data, have been retrospectively revised to include the impact of all stock-based compensation expense.
We also previously disclosed that we changed our method of accounting for treasury stock effective July 1, 2005. We previously accounted for share repurchases as if the treasury stock was constructively retired by reducing common stock and retained earnings within Shareholders’ Equity. We now present treasury stock as a separate component of Shareholders’ Equity. We believe this accounting method is preferable as it more closely depicts the underlying intent of the share repurchases.
On October 1, 2005, we completed the acquisition of The Gillette Company for approximately $53.43 billion. Gillette is a leading consumer products company that had $10.48 billion of sales in its most recent pre-acquisition year ended December 31, 2004. The results of the acquired Gillette businesses included in the Consolidated Financial Statements and MD&A reflect the nine-month period from October 1, 2005 (the acquisition date) through June 30, 2006. In order to provide our investors with more insight into the results of the Blades and Razors and the Duracell and Braun reportable segments, we have previously provided supplemental pro forma net sales and earnings data for these segments for each of the four quarters in the year ended June 30, 2005 (as presented in our Form 8-K released October 4, 2005). Management’s discussion of the current year results of these two reportable segments is in relation to such comparable prior year pro forma net sales and earnings data. Results of Gillette’s personal care and oral care businesses were subsumed within the Beauty and the Health Care reportable segments, respectively.
OVERVIEW
P&G’s business is focused on providing branded consumer goods products. Our goal is to provide products of superior quality and value to improve the lives of the world‘s consumers. We believe this will result in leadership sales, profits and value creation, allowing employees, shareholders and the communities in which we operate to prosper.
Our products are sold in more than 180 countries primarily through mass merchandisers, grocery stores, membership club stores and drug stores. We have also expanded our presence in “high frequency stores,” the neighborhood stores which serve many consumers in developing markets. We have on-the-ground operations in over 80 countries.
Our market environment is highly competitive, with global, regional and local competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers’ private-label brands. Additionally, many of the product segments in which we compete are differentiated by price (referred to as premium, mid-tier and value-tier products). Generally speaking, we compete with premium and mid-tier products and are well positioned in the industry segments and markets in which we operate — often holding a leadership or significant share position.
Organizational Structure
We have an organizational structure that is comprised of three Global Business Units (GBUs) and a Global Operations group. The Global Operations group consists of the Market Development Organization (MDO) and Global Business Services (GBS). The heads of the three GBUs and Global Operations each report to the Chief Executive Officer.
GLOBAL BUSINESS UNITS
Our three GBUs are Beauty and Health, Household Care and Gillette GBU. The primary responsibility of the GBUs is to develop the overall strategy for our brands. They identify common consumer needs, develop new product innovations and build our brands through effective commercial innovations, marketing and sales.
We moved to this structure in April 2006 when we announced a number of changes to certain of our key leadership positions, which resulted in changes to our GBU structure and our segment reporting. These changes dissolved our P&G Family Health GBU by realigning the component businesses within our remaining GBUs. Specifically, pet health and nutrition, which used to be part of our Health Care reportable segment, became part of our Snacks and Coffee reportable segment. The balance of our Health Care reportable segment was combined with the P&G Beauty GBU, but will continue to be reported

26 The Procter & Gamble Company and Subsidiaries	Management’s Discussion and Analysis

as a separate reportable segment. In addition, our commercial products organization, which primarily sells cleaning products directly to commercial end users, was moved from Snacks and Coffee to our Fabric Care and Home Care reportable segment. Finally, the adult incontinence business was aligned with our feminine care business and as a consequence was removed from Baby Care and Family Care and moved to P&G Beauty. The balance of the Baby Care and Family Care reportable segment was moved from the P&G Family Health GBU to the P&G Household Care GBU, but will continue to be reported as a separate reporting segment. In conjunction with these changes, the P&G Beauty GBU was renamed “Beauty and Health,” the Snacks and Coffee reportable segment was renamed “Pet Health, Snacks and Coffee,” the P&G Household Care GBU was renamed “Household Care” and the P&G Family Health GBU was eliminated. The accompanying financial statements and management discussion of operating results, including historical results, reflect the new management and organization structure.
Under U.S. GAAP, the business units comprising the GBUs are aggregated into seven reportable segments: Beauty; Health Care; Fabric Care and Home Care; Baby Care and Family Care; Pet Health, Snacks and Coffee; Blades and Razors; and Duracell and Braun.
The following provides additional detail on the reportable segments and brand composition of each of our three GBUs:
Beauty and Health
Beauty: We are a global market leader in Beauty and compete in markets which comprise over $220 billion in global retail sales. We are the global market leader in hair care with approximately a 24% share of the global market. We are also the global market leader in the feminine care category with approximately a 36% share of the market.
Health Care: We compete in oral care, pharmaceuticals and personal health. In oral care, there are several global competitors in the market, of which we have the number two share position. In pharmaceuticals and personal health, we have approximately 33% of the global bisphosphonates market for the treatment of osteoporosis under the Actonel brand. We also maintain leadership market share in nonprescription heartburn medications and in respiratory treatments behind Prilosec OTC and Vicks, respectively.
Household Care
Fabric Care and Home Care: This segment is comprised of a variety of products including laundry products, fabric conditioners, dish care, air fresheners and household cleaners. We generally have the number one or number two share position in the markets in which we compete, with particular strength in North America and Europe. We are the global market leader in fabric care with global market share of approximately 33%. Our global home care market share is approximately 21% across the categories in which we compete.
Baby Care and Family Care: In baby care, we compete primarily in diapers, training pants and baby wipes and have a global market share of approximately 36%. We are the number one or number two baby care competitor in most of the key markets in which we compete, primarily behind the Pampers brand, the Company’s largest brand with annual net sales in excess of $6 billion. Our Family Care business is predominantly a North American business comprised primarily of the Bounty and Charmin brands, with market shares of approximately 43% and 27%, respectively, in the United States.
Pet Health, Snacks and Coffee: In pet health, we compete in several markets around the globe, primarily in the premium pet health segment behind the Iams brand. In Snacks, we compete against both global and local competitors and have a global market share of approximately 13% in the potato chips market behind the Pringles brand. Our coffee business competes almost solely in North America, where we hold a leadership position with approximately 34% of the U.S. market, primarily behind our Folgers brand.
Gillette GBU
The Gillette GBU was added on October 1, 2005, as a result of the acquisition of The Gillette Company. This GBU is comprised of the Blades and Razors and the Duracell and Braun reportable segments.
Blades and Razors: We hold leadership market share in Blades and Razors on a global basis and across the majority of markets in which we compete. Our global market share is approximately 72% primarily behind the MACH3, Fusion, Venus and the Gillette franchise.

	Reportable	% of	% of Net
GBU	Segment	Net Sales*	Earnings*	Key Products	Billion-Dollar Brands

BEAUTY AND HEALTH	Beauty	31%	33%	Cosmetics, Deodorants, Feminine Care, Hair Care, Personal Cleansing, Skin Care	Always, Head & Shoulders, Olay, Pantene, Wella

	Health Care	11%	13%	Oral Care, Pharmaceuticals, Personal Health Care	Actonel, Crest, Oral-B

HOUSEHOLD CARE	Fabric Care and Home Care	25%	25%	Fabric Care, Air Care, Dish Care, Surface Care	Ariel, Dawn, Downy, Tide

	Baby Care and Family Care	18%	14%	Diapers, Baby Wipes, Bath Tissue, Kitchen Towels	Bounty, Charmin, Pampers

	Pet Health, Snacks and Coffee	6%	4%	Pet Health, Snacks, Coffee	Folgers, Iams, Pringles

GILLETTE GBU	Blades and Razors	5%	8%	Men’s and Women’s Blades and Razors	Gillette, MACH3

	Duracell and Braun	4%	3%	Batteries, Electric Razors, Small Appliances	Braun, Duracell

*	Percent of net sales and net earnings for the year ended June 30, 2006. Figures exclude results held in the Corporate segment and include Gillette results only for the nine months ended June 30, 2006.

Management’s Discussion and Analysis	The Procter & Gamble Company and Subsidiaries 27
Duracell and Braun: We compete in the batteries category, where we have approximately a 45% share of the alkaline battery market globally. We generally have the number one or number two market share position in the markets in which we compete behind the Duracell brand. Our Braun brand spans across electric razors and small electrical appliances.
GLOBAL OPERATIONS
Market Development Organization
Our MDO organization is responsible for developing go-to-market plans at the local level. The MDO includes dedicated retail customer, trade channel and country-specific teams. It is organized along seven geographic regions: North America, Western Europe, Northeast Asia, Central & Eastern Europe/Middle East/Africa, Latin America, ASEAN/Australia/India and Greater China. Throughout MD&A, we reference business results in developing markets, which we define as the aggregate of Central & Eastern Europe/Middle East/Africa, Latin America, ASEAN/Australia/India and Greater China.
Global Business Services
The GBS organization is responsible for providing world-class solutions at a low cost and with minimal capital investment. GBS provides technology, processes and standard data tools to enable the GBUs and the MDO to better understand the business and better serve customers and consumers.
Strategic Focus
P&G is focused on strategies that we believe are right for the long-term health of the Company and will increase returns for our shareholders. The Company’s annual financial targets through 2010 are:
•	Net sales growth of 5% to 7% (excluding the impact of foreign exchange). This is comprised of:
o	4% to 6% organic sales growth through 2010:
– 3% to 5% pre-Gillette organic sales target, plus

– 1% of growth acceleration through 2010 behind revenue synergies associated with the Gillette acquisition.
o	1% of additional growth from acquisitions.
•	Diluted net earnings per share growth of 10% or better, excluding the impacts of Gillette dilution.

•	Free cash flow productivity of 90% or greater (defined as the ratio of operating cash flow less capital expenditures to net earnings).
In order to achieve these targets, we focus on our core strengths of consumer understanding, branding, innovation, go-to-market capability and global scale and scope against the following growth areas:
•	Grow our leading brands in our biggest markets and with our winning customers.

•	Invest in faster-growing businesses with higher gross margins that are less asset-intensive.

•	Grow disproportionately in developing markets and with lower-income consumers.
Sustainability
To sustain consistent and reliable sales and earnings growth in line with our financial targets, we have identified four key enablers:
•	Building a diversified and balanced portfolio consisting of foundation businesses and higher growth businesses. Foundation businesses include many of our established product categories, primarily within Household Care. These businesses provide a base for steady growth and strong operating cash flows. We are focused on expanding these categories through innovative products, offering our brands in more parts of the world and tailoring our products to meet the needs of more consumers (including lower-income consumers). Our foundation businesses are complemented with our portfolio of higher growth businesses, primarily Beauty and Health Care. These businesses generally have higher gross margins and lower capital requirements than the balance of the Company’s portfolio and tend to have faster market growth rates than our foundation businesses. Over the past several years, we have increased the size of our higher growth business portfolio by growing base Beauty and Health Care brands and through acquisitions, including Clairol in 2001, Wella in 2003 and Gillette in 2005.

•	Investing in innovation and core P & G capabilities and strengths to enable us to reach more of the world’s consumers with quality, affordable products. This includes expanding our presence in markets and reaching more consumers where we are underrepresented, including lower-income and value-conscious consumers.

•	Leveraging the Company’s organizational structure to drive clear focus, accountability and improved go-to-market capability. We have an organizational structure that works together to leverage our knowledge and scale at the global level with a deep understanding of the consumer and customer at the local level.
o	The MDO organization develops go-to-market plans at the local level, leveraging their understanding of the local consumers and customers. The MDO is focused on winning the “first moment of truth”—when a consumer stands in front of the shelf and chooses a product from among many competitive offerings.

o	The GBU organizations leverage their consumer understanding to develop the overall strategy for our brands. They identify common consumer needs, develop new products and build our brands through effective marketing innovations. The GBU is focused on winning the “second moment of truth”— when the consumer uses the product and evaluates how well the product meets his or her expectations.

o	Global Business Services (GBS) operates as the “back office” for the GBU and MDO organizations, providing cost-effective world-class technology, processes and standard data tools to better understand the business and better serve consumers and customers. GBS personnel, or highly efficient and effective third-party partners, provide these services.

28 The Procter & Gamble Company and Subsidiaries	Management’s Discussion and Analysis
•	Focusing relentlessly to improve costs and generate cash.

Each organization is evaluated on its ability to support the Company’s financial goals and increase total shareholder return. This includes an evaluation of net sales growth, earnings growth, profit margin expansion and cash productivity. Our organizations are evaluated on their ability to generate cash, for example, by increasing capacity utilization and meeting capital spending targets or by reducing working capital required to run the business.
SUMMARY OF 2006 RESULTS
For the fiscal year ended June 30, 2006, we delivered our fifth consecutive year of sales growth and free cash flow productivity at or above our stated targets.
•	Net sales increased 20% to $68.22 billion.
o	Organic sales, which exclude the impacts of acquisitions, divestitures and foreign exchange, increased 7%, exceeding our post-Gillette organic sales growth target range of 4% to 6%.

o	Every reportable segment delivered year-on-year organic sales growth.

o	16 of our 17 pre-existing billion-dollar brands increased volume during the year. Folgers volume did not increase as a result of Hurricane Katrina impacts. With the addition of Gillette, we now have a total of 22 billion-dollar brands.

o	Every geographic region posted organic volume growth, led by double-digit growth in developing markets. Organic volume excludes the impacts of acquisitions and divestitures.
•	Diluted net earnings per share increased 4% to $2.64, including an estimated $0.20 – $0.23 of dilution impact from the Gillette acquisition, which reduced earnings per share growth by 8% – 9%.
•	Cash flow from operating activities was $11.38 billion.
o	Free cash flow productivity was 100%, above our target of 90% .
FORWARD-LOOKING STATEMENTS
We discuss expectations regarding future performance, events and outcomes, such as our business outlook and objectives, in annual and quarterly reports, press releases and other written and oral communications. All such statements, except for historical and present factual information, are “forward-looking statements,” and are based on financial data and our business plans available only as of the time the statements are made, which may become out-of-date or incomplete. We assume no obligation to update any forward-looking statements as a result of new information, future events or other factors. Forward-looking statements are inherently uncertain, and investors must recognize that events could be significantly different from our expectations.
Ability to Achieve Business Plans. We are a consumer products company and rely on continued demand for our brands and products. To achieve business goals, we must develop and sell products that appeal to consumers and retail trade customers. Our continued success is dependent on leading-edge innovation, with respect to both products and operations. This means we must be able to obtain patents and respond to technological advances and patents granted to competition. Our success is also dependent on effective sales, advertising and marketing programs in an increasingly fragmented media environment. Our ability to innovate and execute in these areas will determine the extent to which we are able to grow existing sales and volume profitably, especially with respect to the product categories and geographic markets (including developing markets) in which we have chosen to focus. There are high levels of competitive activity in the environments in which we operate. To address these challenges, we must respond to competitive factors, including pricing, promotional incentives and trade terms. We must manage each of these factors, as well as maintain mutually beneficial relationships with our key customers, in order to effectively compete and achieve our business plans. Since our goals include a growth component tied to acquisitions, we must manage and integrate key acquisitions, such as the Gillette and Wella acquisitions, including achieving the cost and growth synergies in accordance with stated goals.
Cost Pressures. Our costs are subject to fluctuations, particularly due to changes in commodity prices, raw materials, cost of labor, foreign exchange and interest rates. Therefore, our success is dependent, in part, on our continued ability to manage these fluctuations through pricing actions, cost savings projects, sourcing decisions and certain hedging transactions. We also must manage our debt and currency exposure, especially in volatile countries. We need to maintain key manufacturing and supply arrangements, including sole supplier and sole manufacturing plant arrangements. We must implement, achieve and sustain cost improvement plans, including our outsourcing projects and those related to general overhead and work force rationalization.
Global Economic Conditions. Economic changes, terrorist activity and political unrest may result in business interruption, inflation, deflation or decreased demand for our products. Our success will depend in part on our ability to manage continued global political and/or economic uncertainty, especially in our significant geographic markets, as well as any political or economic disruption due to terrorist and other hostile activities.
Regulatory Environment. Changes in laws, regulations and the related interpretations may alter the environment in which we do business. This includes changes in environmental, competitive and product-related laws, as well as changes in accounting standards and taxation requirements. Accordingly, our ability to manage regulatory, tax and legal matters (including product liability, patent and intellectual property matters as well as those related to the integration of Gillette and its subsidiaries) and to resolve pending matters within current estimates may impact our results.

Management’s Discussion and Analysis	The Procter & Gamble Company and Subsidiaries 29
RESULTS OF OPERATIONS
Volume and Net Sales
Unit volume in 2006 increased 19%, including the impact of adding the Gillette business on October 1, 2005. Organic volume, which excludes the impact of acquisitions and divestitures, increased 6%. Each geographic region posted organic volume growth, led by double-digit growth in developing regions. The increase in organic volume was driven by:
•	High-single digit organic volume growth of our “billion-dollar brand” portfolio.
•	Organic volume growth in each of our top 16 countries. representing approximately 80% of total Company net sales.
•	Mid-single digit or higher organic volume growth in all but one of our segments.
•	Strength in developing markets where organic volume increased double-digits.
Net sales in 2006 were $68.22 billion, an increase of 20% versus the prior year, including the impact of adding the Gillette business. Foreign exchange had a negative 1% impact on net sales growth, primarily due to the strengthening of the U.S. dollar relative to the euro, British pound and Japanese yen. Pricing increases taken across most of our business segments, primarily to offset increased commodity costs, added 1% to sales growth. A more premium product mix, driven in part by the addition of the Gillette business, more than offset the mix impact of disproportionate growth in developing markets, where the average unit sales price is lower than the Company average. This resulted in a positive mix impact of 1% on net sales growth. Organic sales increased 7% versus the prior year.
NET SALES
(in billions of dollars)
GEOGRAPHIC SALES SPLIT
(FY 2006 Net Sales)
In 2005, total and organic unit volume both increased 8%. Each business segment and every geographic region posted unit volume growth, led by 12% growth in Beauty and high-teen growth in developing markets. Net sales were $56.74 billion in 2005, an increase of 10% versus 2004. Foreign exchange contributed 2% to net sales growth, primarily driven by the strength of the euro, British pound and Japanese yen. Higher relative growth in developing markets, where the average unit sales price is lower than the Company average, resulted in a negative mix impact of 1% on net sales growth. Pricing added 1% to sales growth. Price increases in family care, pet health, pharmaceuticals, coffee and in certain fabric care markets were partially offset by price investments taken primarily in Europe to improve the consumer value of P&G brands as compared to hard-discounter private labels.
Operating Costs
Gross margin was 51.4% in 2006, an increase of 50-basis points versus the prior year. Higher commodity costs had a negative impact of over 100-basis points on gross margin. These were largely offset by gross margin improvement on the base business (P&G excluding Gillette) behind organic volume growth, cost savings programs and price increases across nearly every business segment. The addition of the Gillette business, which has a higher gross margin than the base P&G business, drove the remaining gross margin improvement of approximately 80-basis points.
Gross margin in 2005 was 50.9%, a decrease of 20-basis points compared with the prior year. Higher commodity costs reduced gross margin by over 100-basis points, approximately half of which was offset by scale benefits of volume growth, with the additional margin help driven by supply chain savings and pricing. Price increases to recover commodity costs were taken in family care, pet health, coffee and certain fabric care markets. Gross margin also contracted due to strong growth in lower margin developing markets. Additionally, the sale of the Juice business in August of 2004 provided a positive impact to gross margin, as the Juice business had a lower gross margin than the Company average.

		Basis Point		Basis Point
Comparisons as a percentage of net sales; Years ended June 30	2006	Change	2005	Change	2004

Gross margin	51.4%	50	50.9%	(20)	51.1%
Selling, general and administrative	32.0%	(40)	32.4%	(40)	32.8%
Operating margin	19.4%	90	18.5%	20	18.3%
Earnings before income taxes	18.2%	60	17.6%	30	17.3%
Net earnings	12.7%	50	12.2%	20	12.0%

30 The Procter & Gamble Company and Subsidiaries	Management’s Discussion and Analysis
GROSS MARGIN PROGRESS
(% of sales)
Selling, general and administrative expense (SG&A) increased 19%, or $3.45 billion, in 2006. The addition of Gillette drove approximately $3.1 billion of the increase, including approximately $570 million of acquisition-related expenses. The acquisition-related expenses included $352 million of intangible asset amortization resulting from revaluing intangible assets in the opening balance sheet of the acquired Gillette business. The balance of the acquisition-related expenses was due to incremental integration and overhead expenses such as legal and consulting fees, as well as costs related to the elimination of selling, general and administrative overlap between the two companies.
SG&A as a percentage of net sales was 32.0% in 2006, an improvement of 40-basis points versus 2005. Overhead spending increased during the year, primarily due to the addition of Gillette. Overhead spending was down as a percentage of net sales on both our base business and for the total Company as sales growth outpaced the increase in spending. Marketing spending increased during the year behind the addition of Gillette and on our base business. Marketing spending on our base business increased to support continued expansion in developing regions and new product innovations such as Tide with Febreze, Pantene Color Expressions, Head & Shoulders restage and Olay Regenerist. Marketing spending as a percentage of sales was lower in 2006 as a result of organic sales growth coupled with media purchasing synergies generated by the Gillette acquisition and a continued focus on marketing return-on-investment (ROI) programs.
SELLING, GENERAL AND ADMINISTRATIVE EXPENSE
(% of net sales)
SG&A in 2005 was 32.4% of net sales, an improvement of 40-basis points compared to 2004. Absolute spending for marketing investments was up year-over-year, but decreased as a percentage of net sales behind scale leverage and the mix impact of growth in developing markets, which have lower marketing spending as a percentage of net sales than the balance of the Company. Marketing spending increased to support product innovations including Olay Anti-Aging, Olay Moisturinse, Olay Quench, Pantene Pro-Health, Tide with a Touch of Downy, Tide Coldwater, Febreze Air Effects, Pantene Color Expressions, Pampers Feel ’n Learn, Kandoo Toddler Wipes and Handsoap and the expansion of SK-II, Lenor and Herbal Essences. Overhead spending as a percentage of net sales was consistent with 2004. Scale efficiencies in the base business were offset by the mix impact of two additional months of Wella in 2005 and investments in selling capability. Minority interest expense as a percentage of net sales decreased reflecting the Company’s purchase of the remaining stake in its China venture, as well as the settlement of a portion of the Domination and Profit Transfer Agreement with Wella.
Non-Operating Items
Non-operating items primarily include interest expense, divestiture gains and losses and interest and investment income. Interest expense increased 34% in 2006 to $1.12 billion primarily due to increased borrowings. Our fiscal year-end debt position increased by $13.78 billion dollars in 2006 versus 2005, primarily to fund the publicly-announced share repurchase program in conjunction with the acquisition of Gillette. We repurchased $16.8 billion of shares during 2006. On a cumulative basis through the end of fiscal 2006, we repurchased $19.8 billion of shares under this program since its inception in January 2005. The repurchase program was completed in July 2006 with cumulative repurchases of $20.1 billion. In 2005, interest expense increased 33% to $834 million due to higher debt balances to finance share repurchases, as well as an increase in interest rates versus the prior year.
Other non-operating income was $283 million in 2006, down 18% versus 2005 primarily due to reduced divestiture gains year-on-year. Divestiture gains in 2006 included the gain on the sale of Spinbrush and in 2005 included the gain of the sale of Juice business. In 2005, non-operating income was $346 million, an increase of $194 million versus 2004, primarily driven by the gain on the sale of the Juice business in 2005.
The effective income tax rate in 2006 was 30.0%, compared with 30.6% in 2005. Our effective tax rate decreased primarily due to an accrual in 2005 for estimated taxes in anticipation of repatriating special dividends from the Company’s non-U.S. subsidiaries, pursuant to the American Jobs Creation Act of 2004 (see Note 10 to Consolidated Financial Statements), which increased the base period tax rate by 280-basis points. The year-on-year impact of this accrual was partially offset by a less favorable country mix impact in 2006 and the impact of reserve adjustments related to tax uncertainties. The net amount of reserves released in 2006 was below the level released in 2005. Adjustments for tax uncertainties are based on specific facts and circumstances in individual tax jurisdictions, including progress on tax audits, legal developments and closing of statutes of limitation. The fiscal 2005 effective tax rate was lower than the 2004 rate of 30.9% as the aforementioned repatriation accrual was more than offset by an increase in reserve releases in 2005 and a more favorable overall country mix.

Management’s Discussion and Analysis	The Procter & Gamble Company and Subsidiaries 31
Net Earnings
In 2006, net earnings increased 25% to $8.68 billion. Net earnings increased primarily behind the addition of Gillette as well as sales growth and margin expansion on our base business. Net earnings margin expanded 50-basis points as scale leverage from volume growth, price increases and cost savings projects more than offset higher commodity costs and acquisition-related expenses. In 2005, net earnings increased 12% to $6.92 billion. Earnings grew primarily behind volume growth and cost reduction efforts, which more than offset the effects of higher commodity costs and increased marketing spending.
Diluted net earnings per share in 2006 were $2.64, an increase of 4% versus the prior year. The Gillette acquisition had a dilutive impact on our earnings per share of $0.20 — $0.23, which reduced earnings per share growth by 8%—9% for the fiscal year. When we acquired Gillette in October 2005, we exchanged 0.975 common shares of P&G stock for each share of Gillette stock. This increased the number of P&G common shares outstanding by 962 million shares. The dilutive impact of the additional shares and incremental acquisition-related expenses was partially offset by the addition of Gillette’s earnings, initial cost and revenue synergies and by our share repurchase activity. During the year, we repurchased a total of $16.8 billion of P&G shares. In 2005, diluted net earnings per share were $2.53, an increase of 15% compared to the prior year. Diluted net earnings per share grew ahead of net earnings in 2005 due to the Company’s share repurchase activity.
DILUTED NET EARNINGS
(per common share)
SEGMENT RESULTS
Results for the segments reflect information on the same basis we use for internal management reporting and performance evaluation. These results exclude certain costs included in the Consolidated Financial Statements (e.g., interest expense, other financing costs, investing activities and certain restructuring costs), which are reported in Corporate. Within the Beauty and Health GBU, we provide data for the Beauty and the Health Care reportable segments. In the Household Care GBU, we provide data for the Fabric Care and Home Care, the Baby Care and Family Care and the Pet Health, Snacks and Coffee reportable segments. In the Gillette GBU, we provide data for the Blades and Razors and the Duracell and Braun reportable segments.
As described in Note 12 to the Consolidated Financial Statements, we have investments in certain companies over which we exert significant influence, but do not control the financial and operating decisions and, therefore, do not consolidate them (“unconsolidated entities”). Because certain of these investments are managed as integral parts of the Company’s business units, they are accounted for as if they were consolidated subsidiaries for management and segment reporting purposes. This means pretax earnings in the business units include 100% of each pretax income statement component. In determining after-tax earnings in the business units, we eliminate the share of earnings applicable to other ownership interests, in a manner similar to minority interest, and apply the statutory tax rates. Eliminations to adjust each line item to U.S. GAAP are included in Corporate.
Beauty and Health
BEAUTY

		Change vs.		Change vs.
(in millions of dollars)	2006	Prior Year	2005	Prior Year

Volume*	n/a	+8%	n/a	+12%
Net Sales*	$21,126	+7%	$19,721	+14%
Net Earnings*	$3,106	+13%	$2,752	+23%

*	Fiscal 2006 figures include results of Gillette personal care for the 9 months ended June 30, 2006.
Beauty unit volume increased 8% in 2006, including nine months of Gillette personal care results. Organic volume, which excludes the impact of acquisitions and divestitures, increased 6%. Volume growth

		Volume
	Volume with	excluding
	Acquisitions	Acquisitions	Foreign			Net Sales	Net Sales
Net Sales Change Drivers vs. Year Ago (2006 vs. 2005)	& Divestitures	& Divestitures	Exchange	Price	Mix/Other	Growth	Growth ex-FX

BEAUTY AND HEALTH
Beauty	8%	6%	-1%	0%	0%	7%	8%
Health Care	26%	7%	-1%	2%	2%	29%	30%
HOUSEHOLD CARE
Fabric Care and Home Care	8%	7%	-1%	2%	0%	9%	10%
Baby Care and Family Care	3%	4%	-1%	2%	-1%	3%	4%
Pet Health, Snacks and Coffee	0%	0%	0%	2%	0%	2%	2%
GILLETTE GBU
Blades and Razors	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Duracell and Braun	n/a	n/a	n/a	n/a	n/a	n/a	n/a

TOTAL COMPANY	19%	6%	-1%	1%	1%	20%	21%

Sales percentage changes are approximations based on quantitative formulas that are consistently applied. Total company mix impact of 1% is driven largely by the addition of Gillette.

32 The Procter & Gamble Company and Subsidiaries	Management’s Discussion and Analysis
was broad-based and was driven by initiative activity including Pantene Color Expressions, Head & Shoulders brand restage, Olay Regenerist, Olay Total Effects, Olay Ribbons and the Always pads upgrade. Growth was also driven by continued expansion of our brands in developing regions, where volume increased double-digits during the year. Hair care unit volume increased in the high-single digits behind growth on Pantene, Head & Shoulders and Rejoice. Skin care unit volume increased double-digits behind continued growth and initiative activity on the Olay brand. Feminine care unit volume grew high-single digits behind new product innovations on Always/Whisper and continued growth on Naturella. Cosmetics volume declined due to reduced Max Factor distribution and a base period on Cover Girl with significant initiative pipeline shipments. Beauty net sales increased 7% to $21.13 billion in 2006, including a negative 1% foreign exchange impact. Organic sales, which exclude the impacts of acquisitions, divestitures and foreign exchange, increased 6%.
Net earnings increased 13% to $3.11 billion driven by sales growth and a 75-basis point net earnings margin expansion primarily related to lower overhead spending as a percentage of net sales. Margin improvements from scale benefits of volume growth and manufacturing cost savings initiatives offset higher commodity costs. Total marketing spending on the base P&G business increased year-on-year to support initiative activity, but was in line with the prior year as a percentage of net sales.
Beauty unit volume in 2005 increased 12%, while organic volume increased 8%. Volume growth was driven by double-digit increases in hair care, skin care and feminine care. Net sales increased 14% to $19.72 billion in 2005. Foreign exchange contributed 3% to sales growth, while the mix impact of higher relative growth in developing markets reduced sales by 1%. Net earnings increased 23% to $2.75 billion due to volume growth and an after-tax margin improvement of 100-basis points compared to the prior year. Margin increased primarily due to the scale benefits of volume growth, cost reduction programs and the impacts of the Company’s increased ownership of the China operation and the Domination and Profit Transfer Agreement with Wella. These margin benefits were partially offset by marketing spending to support initiatives, primarily on the Olay and Pantene franchises.
HEALTH CARE

		Change vs.		Change vs.
(in millions of dollars)	2006	Prior Year	2005	Prior Year

Volume*	n/a	+ 26%	n/a	+ 12%
Net Sales*	$7,852	+ 29%	$6,078	+ 13%
Net Earnings*	$1,167	+ 44%	$811	+ 9%

*	Fiscal 2006 figures include results of Gillette oral care for the 9 months ended June 30, 2006.
Health Care unit volume increased 26% in 2006, including nine months of Gillette oral care results. Organic volume, which excludes the impacts of acquisitions and divestitures, increased 7%. Pharmaceuticals and personal health volume increased high-single digits behind double-digit growth on Prilosec OTC and Actonel. Prilosec OTC volume increased as a result of market share growth and a suppressed base period which included several months of shipment allocations. Prilosec OTC market share increased by approximately 7 points in the U.S. to 38%. Oral care organic volume grew mid-single digits as a result of market share increases across the globe, especially in the U.S. and in Central and Eastern Europe. Our market share increased by more than 1 point in U.S. toothpaste and on Oral-B toothbrushes to 36% and 37%, respectively. Net sales in Health Care grew 29% to $7.85 billion, including nine months of Gillette oral care sales and a negative 1% foreign exchange impact. Price increases, primarily on Actonel and Prilosec OTC, added 2% to sales growth. In addition, favorable product mix, including the addition of the Gillette oral care business, added 2% to sales growth. Organic sales, which exclude the impacts of acquisitions, divestitures and foreign exchange, increased 9%.
Net earnings increased 44% to $1.17 billion behind sales growth and a 150-basis point earnings margin expansion. Net earnings margin expanded primarily due to lower overhead and marketing spending as a percentage of net sales. Overhead and marketing spending as a percentage of net sales were down as a result of scale advantages from volume growth and the impacts of price increases.
Health Care unit volume in 2005 increased 12% behind double-digit growth of Prilosec OTC, Actonel and developing markets. Oral care volume was up mid-single digits as double-digit growth in developing regions offset a decline in developed regions. Net sales increased 13% to $6.08 billion aided by a positive 2% foreign exchange impact. Pricing in pharmaceuticals added 1% to sales, while product mix reduced sales by 2% due to the shift of Macrobid branded sales to generic sales and higher relative growth in developing markets. Health Care net earnings in 2005 were $811 million, an increase of 9%. Earnings increased primarily behind volume growth. After-tax earnings margin declined 50-basis points year-over-year due, in part, to product mix impacts of lower volume in Macrobid and Crest Whitestrips, both of which have higher margins than the balance of the Health Care business. Earnings were also negatively impacted by a higher royalty expense rate for Prilosec OTC, higher commodity costs and marketing investments in support of initiatives.
Household Care
FABRIC CARE AND HOME CARE

		Change vs.		Change vs.
(in millions of dollars)	2006	Prior Year	2005	Prior Year

Volume	n/a	+ 8%	n/a	+ 9%
Net Sales	$17,149	+ 9%	$15,796	+ 10%
Net Earnings	$2,369	+ 11%	$2,129	-2%

Fabric Care and Home Care unit volume grew 8% in 2006. Growth was broad-based, with high-single digit growth in fabric care and mid-single digit growth in home care. Unit volume growth was driven by market share expansion behind product innovations such as Tide with Febreze, Gain Joyful Expressions, Bounce with Febreze, Bold Liquid Tabs, Dawn Direct Foam and Febreze Noticeables. Every region delivered mid-single digit or higher unit volume growth, led by double-digit growth in developing regions. Our fabric care and home care global market shares each increased by approximately 1 point to 33% and 21%, respectively. Net sales increased 9% to $17.15 billion, including a negative 1% foreign exchange impact. Price increases, primarily in Latin America fabric care and North America dish care to offset rising commodity costs, added 2% to sales growth.

Management’s Discussion and Analysis	The Procter & Gamble Company and Subsidiaries 33
Net earnings increased 11% to $2.37 billion primarily behind volume increases. Margin also improved by 35-basis points as volume growth, price increases and cost savings initiatives more than offset commodity cost increases. Overhead and marketing spending increased year-on-year in absolute, but were down slightly as a percentage of net sales.
Unit volume in 2005 increased by 9% in Fabric Care and Home Care. Both fabric care and home care delivered high-single digit growth. Unit volume increased behind initiative activity, expansion of the portfolio to serve more consumers and continued growth in developing markets. Acquisitions in Europe and Latin America contributed 2% to volume growth. Developing markets grew unit volume by double-digits, led by the continued success of Tide in Greater China. Net sales in 2005 increased 10% to $15.80 billion. Foreign exchange added 2% to sales growth. The mix impact of higher relative growth in developing markets reduced sales by 1%. Net earnings were $2.13 billion, a decrease of 2% compared to the prior year. After-tax earnings margin decreased 170-basis points primarily due to higher commodity costs, which more than offset the scale benefits of volume growth and pricing actions in certain markets. Additionally, after-tax margin in 2005 was lower due to the mix effect of higher growth rates in developing markets, where the margins are lower than in developed markets.
BABY CARE AND FAMILY CARE

		Change vs.		Change vs.
(in millions of dollars)	2006	Prior Year	2005	Prior Year

Volume	n/a	+ 3%	n/a	+ 7%
Net Sales	$11,972	+ 3%	$11,652	+ 11%
Net Earnings	$1,299	+ 9%	$1,197	+ 30%

Baby Care and Family Care volume increased 3% in 2006, with organic volume up 4%. Baby care unit volume increased in the mid-single digits led by double-digit increases in developing regions, primarily behind 5 points of market share growth in Greater China and more than 2 points of share growth in Central & Eastern Europe/Middle East/Africa. In developed regions, baby care volume declined slightly as growth on Pampers Baby Stages of Development and Kandoo was more than offset by softness on Baby Dry as well as on Luvs in North America, primarily due to pricing pressure from private label competitors. Family care organic volume grew in the mid-single digits, largely behind growth on the Bounty and Charmin Basic initiative. Net sales in the Baby Care and Family Care segment were $11.97 billion, up 3%, including a negative 1% foreign exchange impact. Price increases in North America baby care, coupled with a late January increase in North America family care, added 2% to sales growth. Disproportionate growth in mid-tier products and in developing regions, where average unit selling price is below the segment average, resulted in a negative 1% mix impact on segment sales.
Baby Care and Family Care net earnings increased 9% to $1.30 billion behind sales growth and a 60-basis point earnings margin improvement. Scale benefits of volume growth and price increases more than offset the increase in commodity and energy costs. In addition, SG&A declined as a percentage of net sales due to reductions in both overhead and marketing spending as a percentage of sales. These reductions were driven by scale benefits from current year volume growth and significant investments in the base period behind initiative launches.
Baby Care and Family Care unit volume increased 7% in 2005. Baby care unit volume increased high-single digits behind a continued stream of innovation including Feel ’n Learn training pants in North America, Baby Dry fit upgrade and Baby Stages of Development upgrades in Western Europe and the expansion of Pampers Kandoo. Family care volume increased mid-single digits driven by product, packaging and format initiatives in North America on both the Bounty and Charmin brands. Net sales increased 11% to $11.65 billion, including a positive 3% impact from foreign exchange. Pricing added 1% to sales growth driven primarily by a price increase in North America family care to recover higher commodity costs, partially offset by targeted pricing investments in Western Europe in response to competitive activity. Net earnings increased 30% to $1.20 billion behind volume gains and an increase in after-tax earnings margin of 150-basis points to 10.3%, driven by scale benefits, pricing and cost savings projects.
PET HEALTH, SNACKS AND COFFEE

		Change vs.		Change vs.
(in millions of dollars)	2006	Prior Year	2005	Prior Year

Volume	n/a	0%	n/a	+ 2%
Net Sales	$4,383	+ 2%	$4,314	+ 7%
Net Earnings	$385	-13%	$444	+ 21%

Pet Health, Snacks and Coffee unit volume was flat in 2006 despite a high-single digit decline in our coffee unit volume caused by shipment disruptions following Hurricane Katrina in August 2005. Our primary coffee manufacturing and warehousing facilities, located in New Orleans, incurred significant disruption from Hurricane Katrina. We were unable to manufacture and ship at full capacity for several months in 2006, resulting in a temporary decline in our U.S. market share of approximately 2 points. Pet health volume declined slightly during the year due to strong competitive activity, particularly in North America and Western Europe. These declines were offset by mid-single digit growth in snacks behind Pringles. Net sales for the segment increased 2% to $4.38 billion. Price increases in coffee added 2% to sales growth. Earnings declined 13% to $385 million as costs incurred during the fiscal year related to Hurricane Katrina, higher green coffee prices and lower pet health earnings more than offset the impact of pricing in coffee and earnings growth in snacks.
Pet Health, Snacks and Coffee unit volume increased 2% in 2005. Pet health volume increased behind growth on Iams, particularly in North America and Northeast Asia. Pringles volume grew behind expanded distribution and merchandizing of customized flavors and Pringles Prints in North America. Coffee volume increased behind custom Folgers dark roasts. Net sales in 2005 increased 7% to $4.31 billion. Pricing increased sales 3% primarily due to actions on Folgers to recover higher commodity costs. Foreign exchange had a positive 2% effect on sales growth. Net earnings increased 21% to $444 million in 2005 behind higher volume, pricing to recover commodity costs and lower merchandising spending versus the prior year.

34 The Procter & Gamble Company and Subsidiaries	Management’s Discussion and Analysis
Gillette GBU
As disclosed in Note 2 to the Consolidated Financial Statements, we completed the acquisition of The Gillette Company on October 1, 2005. This acquisition resulted in two new reportable segments for the Company: Blades and Razors and Duracell and Braun. The Gillette oral care and personal care businesses were subsumed within the Health Care and Beauty reportable segments, respectively. Because the acquisition was completed during the current fiscal year period, there are no results for the two new reportable segments in our prior year period.
In order to provide our investors with more insight into the results of the Blades and Razors and Duracell and Braun reportable segments, we have previously provided supplemental pro forma net sales and earnings data for these segments for each of the quarters in the year ended June 30, 2005 (as presented in our Form 8-K released October 4, 2005). Management’s discussion of the current year results of these two segments is in relation to such comparable prior year pro forma net sales and earnings data. With respect to the earnings data, this analysis is based on earnings before income taxes. The previously disclosed Blades and Razors and Duracell and Braun pro forma information reconciled “Profit from Operations,” the measure used by Gillette in its historical filings, to Earnings before Income Taxes, the comparable measure used by the Company. Gillette did not allocate income tax expense to its reportable segments.
BLADES AND RAZORS

		Change vs.
		Comparable Prior
	9 months ended	Year Period
(in millions of dollars)	June 30, 2006	Pro Forma

Net Sales	$3,499	+1%
Earnings before income taxes	$1,076	-13%

Sales for Blades and Razors since the acquisition closed on October 1, 2005 increased 1% to $3.50 billion versus the comparable prior year period pro forma results, including a negative 1% foreign exchange impact. Mid-single digit sales growth in North America behind the launch of Fusion, coupled with double-digit growth in Latin America and Central & Eastern Europe, was largely offset by declines in Western Europe and Asia. Sales in Western Europe were negatively impacted by a base period which included the launch of M3Power as well as a current year period with significant retailer inventory reductions. In several developing markets in Asia, sales declined as a result of reduced distributor inventory levels following integration of Gillette into existing P&G distributors. Global consumption in blades and razors increased 5% during the year. Price increases contributed 2% to sales growth. Earnings before income taxes declined 13% to $1.08 billion, including $294 million of acquisition-related charges that negatively impacted earnings by 24% during the period. The acquisition-related charges included $277 million of increased amortization expense as a result of revaluing Gillette’s intangible assets to fair market value. The balance of the charges were primarily due to higher product costs from revaluing opening inventory balances at fair value. Earnings were also impacted by an increase in the current year marketing investment behind the launch of Fusion, offset by synergy savings from current year cost reductions and base period charges for severance and other exit charges associated with Gillette’s Functional Excellence program, the European Manufacturing Realignment program and other asset write-downs. Net earnings were $781 million since the acquisition closed on October 1, 2005.
DURACELL AND BRAUN

		Change vs.
		Comparable Prior
	9 months ended	Year Period
(in millions of dollars)	June 30, 2006	Pro Forma

Net Sales	$2,924	0%
Earnings before income taxes	$400	+ 9%

Sales for Duracell and Braun since the acquisition closed on October 1, 2005, were $2.92 billion, in line with the comparable prior year period pro forma results, including a negative 2% foreign exchange impact. In the Duracell business, market share growth in North America and the impacts of price increases to compensate for rising commodity costs were offset by sales declines in Western Europe due to competitive activity. Braun sales increased in the low-single digits globally as double-digit growth in Central & Eastern Europe/Middle East/Africa and new product initiatives were largely offset by declines in Western Europe due to strong competitive activity and in North America due to a base period that included pipeline shipments for the Braun Activator launch. Earnings before income taxes increased 9% to $400 million, including acquisition-related charges of $60 million that negatively impacted earnings by 16% in the period. The acquisition-related charges primarily represented increased amortization expense of $39 million as a result of revaluing Gillette’s intangible assets to fair market value. The balance of the charges were primarily due to increased product costs for revaluing opening inventory balances at fair value. Current year earnings were favorably impacted by base period charges for severance and other exit costs associated with Gillette’s Functional Excellence program, including charges related to the shutdown of a manufacturing facility, as well as current-year synergy savings from cost reductions. Net earnings were $273 million since the acquisition closed on October 1, 2005.
Corporate
Corporate includes certain operating and non-operating activities not allocated to specific business units. These include: the incidental businesses managed at the corporate level, financing and investing activities, certain restructuring charges, other general corporate items and the historical results of certain divested categories, including the Juice business that was divested in August 2004 and certain Gillette brands that were divested as required by the regulatory authorities in relation to the Gillette acquisition. Corporate also includes reconciling items to adjust the accounting policies used in the segments to U.S. GAAP. The most significant reconciling items include income taxes (to adjust from statutory rates that are reflected in the segments to the overall Company effective tax rate), adjustments for unconsolidated entities (to eliminate sales, cost of products sold and SG & A for entities that are consolidated in the segments but accounted for using the equity method for U.S. GAAP) and minority interest adjustments for subsidiaries where we do not have 100% ownership. Because both unconsolidated entities and less than 100% owned subsidiaries are managed as integral parts of the Company, they are accounted for similar to a wholly owned subsidiary for management and segment

Management’s Discussion and Analysis	The Procter & Gamble Company and Subsidiaries 35
purposes. This means our segment results recognize 100% of each income statement component through before-tax earnings in the segments, with eliminations for unconsolidated entities in Corporate. In determining segment net earnings, we apply the statutory tax rates (with adjustments to arrive at the Company’s effective tax rate in Corporate) and eliminate the share of earnings applicable to other ownership interests, in a manner similar to minority interest.
Corporate net sales primarily reflect the adjustment to eliminate the sales of unconsolidated entities included in business unit results. Net earnings in the Corporate segment declined by $286 million primarily due to an increase in net interest expense as a result of increased debt levels during the year to fund the share repurchase program announced in conjunction with the Gillette acquisition. In addition, the year-on-year earnings trend was impacted by the base period gain on the sale of the Juice business. In 2005, Corporate net earnings declined versus 2004 due to higher interest expense, partially offset by the gain from the Juice business divestiture.
FINANCIAL CONDITION
We believe our financial condition continues to be of high quality, as evidenced by our ability to generate substantial cash from operations and ready access to capital markets at competitive rates.
Operating cash flow provides the primary source of funds to finance operating needs and capital expenditures. Excess operating cash is used first to fund shareholder dividends. Other discretionary uses include share repurchases and “tack-on” acquisitions to complement our portfolio of brands and geographies. As necessary, we may supplement operating cash flow with debt to fund these activities. The overall cash position of the Company reflects our strong business results and a global cash management strategy that takes into account liquidity management, economic factors and tax considerations.
Operating Activities
Operating cash flow in 2006 was $11.38 billion compared to $8.68 billion in 2005, an increase of 31%. Cash flow increased versus the prior year largely as a result of higher earnings, including the benefit of adding Gillette. Net earnings, adjusted for non-cash items (primarily depreciation, amortization, share-based compensation and deferred income taxes), was the primary source of operating cash flow during the fiscal year. Working capital was a net source of cash in 2006. We define working capital as the combination of inventory, accounts receivable and accounts payable. Improvements in inventory and accounts payable more than offset an increase in accounts receivable. Inventory days on our base business were down approximately 8 days year-on-year as the impact of higher commodities was more than offset by a reduction in year-on-year inventory levels. Accounts receivable and accounts payable increased during 2006 primarily to support business growth.
In 2005, operating cash flow was $8.68 billion compared to $9.36 billion in 2004. The benefit of higher net earnings was more than offset by changes in working capital and tax payments related to the settlement of prior year audits.
Free Cash Flow. We view free cash flow as an important measure because it is one factor impacting the amount of cash available for dividends and discretionary investment. It is defined as operating cash flow less capital expenditures and is one of the measures used to evaluate senior management and determine their at-risk compensation. In 2006, free cash flow was $8.71 billion compared to $6.50 billion in 2005. Free cash flow increased as a result of higher operating cash flow. Capital expenditures increased in 2006 versus 2005, but remained in line with the prior year at 3.9% of net sales. Free cash flow productivity, defined as the ratio of free cash flow to net earnings, was 100% in 2006, ahead of the Company’s 90% target.
In 2005, free cash flow was $6.50 billion compared to $7.33 billion in 2004. In addition to lower operating cash flow, free cash flow declined year-over-year due to higher capital expenditures in 2005. Free cash flow productivity was 94% in 2005.
FREE CASH FLOW AND FREE CASH FLOW PRODUCTIVITY
(in billions of dollars, and as a % of net earnings)
Investing Activities
Net investing activities in the current year used $730 million of cash compared to $2.34 billion of cash in the prior year. Investing cash outflows declined, despite the increase in the level of capital expenditures, primarily due to cash balances received in the Gillette acquisition, representing Gillette’s cash balances at the acquisition date. Current year investing activities also benefited from the maturity of certain investment securities that were converted to cash equivalents.
Acquisitions. Acquisitions were a net source of cash of $171 million during 2006, as $1.60 billion of cash balances received in the Gillette acquisition were partially offset by cash used for other acquisitions. During 2006, we settled a major portion of the Wella Domination and Profit Transfer Agreement liability, which was initially created in June 2004 when we completed a Domination and Profit Transfer Agreement with Wella shareholders. Cash was also used in 2006 for several minor acquisitions in fabric care, health care and Duracell and for licensing agreements with Dolce & Gabbana and Gucci. In 2005, acquisitions used $572 million of cash including the acquisition of a pharmaceuticals business in Spain, fabric care businesses in Europe and Latin America and increased investment in our Glad venture with The Clorox Company.

36 The Procter & Gamble Company and Subsidiaries	Management’s Discussion and Analysis
Capital Spending. We view capital spending efficiency as a critical component of our overall cash management strategy. Capital expenditures in 2006 were $2.67 billion, compared to $2.18 billion in 2005 and $2.02 billion in 2004. The increase was largely driven by the addition of the Gillette business. Capital spending was 3.9% of net sales, in line with the prior year level.
CAPITAL SPENDING
(% of net sales)
Proceeds from Asset Sales. Proceeds from asset sales in 2006 were $882 million primarily due to the divestitures of Spinbrush, Rembrandt and Right Guard, all required by regulatory authorities in relation to the Gillette acquisition, and our Korea paper businesses. In 2005, proceeds from asset sales were $517 million primarily due to the divestiture of the Juice business in August of 2004.
Financing Activities
Dividend Payments. Our first discretionary use of cash is dividend payments. Dividends per common share increased 12% to $1.15 per share in 2006. This increase represents the 50th consecutive fiscal year the Company has increased its common share dividend. Total dividend payments to both common and preferred shareholders were $3.70 billion, $2.73 billion and $2.54 billion in 2006, 2005 and 2004, respectively.
DIVIDENDS
(per common share)
Long-Term and Short-Term Debt. We maintain debt levels we consider appropriate after evaluating a number of factors, including cash flow expectations, cash requirements for ongoing operations, investment plans (including acquisitions and share repurchase activities) and the overall cost of capital. Total debt was $38.10 billion in 2006, $24.33 billion in 2005 and $20.84 billion in 2004. The increase in debt in 2006 and in 2005 was primarily due to additional debt used to finance the share repurchase program announced in conjunction with the Gillette acquisition.
Liquidity. Our primary source of liquidity is cash generated from operations. We believe internally generated cash flows adequately support business operations, capital expenditures and shareholder dividends, as well as a level of other discretionary cash uses (e.g., for minor acquisitions or share repurchase).
We are able to supplement our short-term liquidity, if necessary, with broad access to capital markets and four bank credit facilities. Broad access to financing includes commercial paper programs in multiple markets at favorable rates given our strong credit ratings (including separate U.S. dollar and euro multi-currency programs).
We maintain two bank credit facilities: a $1 billion, five-year facility which matures in July 2007 and a $1 billion, five-year facility which matures in July 2009. We have never drawn against either facility and have no plans to do so in the foreseeable future. On July 27, 2005, we also signed a $24 billion three-year credit facility with a syndicate of banks. The credit facility is available for general corporate purposes but was primarily established to fund the share buyback plan announced concurrently with the Company’s acquisition of Gillette. We also assumed a $1.8 billion, five-year facility from the Gillette acquisition that matures in August 2010.
These credit facilities do not have cross-default or ratings triggers, nor do they have material adverse events clauses, except at the time of signing. While not considered material to the overall financial condition of the Company, there is a covenant in the credit facilities stating the ratio of net debt to earnings before interest expense, income taxes, depreciation and amortization cannot exceed 4.0 at the time of a draw on the facility. As of June 30, 2006, we are comfortably below this level, with a ratio of approximately 1.9.
In addition to these credit facilities, long-term borrowing available under our current shelf registration statement was $6.93 billion at June 30, 2006.
The Company’s Moody’s and Standard & Poor’s (S&P) short-term credit ratings are P-1 and A-1+, respectively. Our Moody’s and S&P long-term credit ratings are Aa3 and AA- with a negative outlook, respectively, due to the Gillette acquisition.
Treasury Purchases. During the past year, we substantially increased our level of share repurchases. Total share repurchases in 2006 were $16.9 billion, of which $16.8 billion were made as part of our publicly announced share repurchase plan. In 2005, we repurchased $5.0 billion of shares, of which $3.0 billion were made as part of our publicly announced share repurchase plan. We completed the announced share buyback program in July 2006 and purchased a total of $20.1 billion of shares under this program.
Guarantees and Other Off-Balance Sheet Arrangements. We do not have guarantees or other off-balance sheet financing arrangements, including variable interest entities, that we believe could have a material impact on financial condition or liquidity.

Management’s Discussion and Analysis	The Procter & Gamble Company and Subsidiaries 37
Contractual Commitments. The table below provides information on our contractual commitments as of June 30, 2006 (in millions).
SIGNIFICANT ACCOUNTING POLICIES AND ESTIMATES
In preparing our financial statements in accordance with U.S. GAAP, there are certain accounting policies that are particularly important. These include revenue recognition, income taxes, certain employee benefits, acquisitions and goodwill and intangible assets. We believe these accounting policies, and others set forth in Note 1 to the Consolidated Financial Statements, should be reviewed as they are integral to understanding the results of operations and financial condition of the Company. In some cases, these policies simply represent required accounting. In others, they may represent a choice between acceptable accounting methods or may require substantial judgment or estimation in their application.
Due to the nature of our business, these estimates generally are not considered highly uncertain at the time of estimation, meaning they are not expected to result in changes that would materially affect our results of operations or financial condition in any given year.
The Company has discussed the selection of significant accounting policies and the effect of estimates with the Audit Committee of the Company’s Board of Directors.
Revenue Recognition
Most of our revenue transactions represent sales of inventory, and we recognize revenue when title, ownership and risk of loss transfer to the customer, which generally is on the date of shipment. The revenue recorded includes shipping and handling costs, which generally are included in the list price to the customer. A provision for payment discounts and product return allowances is recorded as a reduction of sales within the same period that the revenue is recognized. We offer sales incentives to customers and consumers through various programs, consisting primarily of customer pricing allowances, merchandising funds and consumer coupons. The cost of these programs is recognized as incurred and recorded as a reduction of sales. Given the nature of our business, revenue recognition practices do not contain estimates that materially affect results of operations.
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
Changes in existing tax laws, tax rates and their related interpretations may also affect our ability to successfully manage the impacts on taxes of regulatory matters around the world. We establish reserves for certain tax positions that management believes are supportable, but are potentially subject to successful challenge by the applicable taxing authority. We review these tax uncertainties in light of the
CONTRACTUAL COMMITMENTS AS OF JUNE 30, 2006

		Less Than	1-3	3-5	After 5
(in millions of dollars)	Total	1 Year	Years	Years	Years

RECORDED LIABILITIES
Total debt	$37,501	$2,059	$22,699	$3,752	$8,991
Capital leases	632	90	278	92	172
Wella Domination and Profit Transfer Agreement	207	207	—	—	—

OTHER
Interest payments relating to long-term debt	11,923	1,850	2,485	1,087	6,501
Operating leases	1,399	269	394	308	428
Minimum pension funding(1)	1,136	398	738	—	—
Purchase obligations(2)	5,700	1,940	1,593	1,002	1,165

TOTAL CONTRACTUAL COMMITMENTS	58,498	6,813	28,187	6,241	17,257

(1)	Represents future pension payments to comply with local funding requirements. The projected payments beyond fiscal year 2009 are not currently determinable.

(2)	Primarily reflects future contractual payments under various take-or-pay arrangements entered into as part of the normal course of business. Commitments made under take-or-pay obligations represent future purchases in line with expected usage to obtain favorable pricing. Approximately 50% relates to service contracts for information technology, human resources management and facilities management activities that were outsourced in recent years. While the amounts listed represent contractual obligations, we do not believe it is likely that the full contractual amount would be paid if the underlying contracts were canceled prior to maturity. In such cases, we generally are able to negotiate new contracts or cancellation penalties, resulting in a reduced payment. The amounts do not include obligations related to other contractual purchase obligations that are not take-or-pay arrangements. Such contractual purchase obligations are primarily purchase orders at fair value that are part of normal operations and are reflected in historical operating cash flow trends. We do not believe such purchase obligations will adversely affect our liquidity position.

38 The Procter & Gamble Company and Subsidiaries	Management’s Discussion and Analysis
changing facts and circumstances, such as the progress of tax audits, and adjust them when significant changes in risk warrant it. We have a number of audits in process in various jurisdictions. Although the resolution of these tax uncertainties is uncertain, based on currently available information, we believe that the ultimate outcomes will not have a material adverse effect on our results of operations, financial condition or cash flows.
Our accounting represents management’s best estimate of future events that can be appropriately reflected in the accounting estimates. Certain changes or future events, such as changes in tax legislation, geographic mix of earnings, completion of tax audits or earnings repatriation plans could have an impact on our estimates and effective tax rate.
Employee Benefits
We sponsor various post-employment benefits throughout the world. These include pension plans, both defined contribution plans and defined benefit plans, and other post-employment benefit (OPEB) plans, consisting primarily of health care and life insurance for retirees. For accounting purposes, the defined benefit and OPEB plans require assumptions to estimate the projected and accumulated benefit obligations, including the following: discount rate; expected salary increases; certain employee-related factors, such as turnover, retirement age and mortality; expected return on assets and health care cost trend rates. These and other assumptions affect the annual expense recognized for these plans. Our assumptions reflect our historical experiences and management’s best judgment regarding future expectations. In accordance with U.S. GAAP, the net amount by which actual results differ from our assumptions is deferred. If this net deferred amount exceeds 10% of the greater of plan assets or liabilities, a portion of the deferred amount is included in expense for the following year. The cost or benefit of plan changes, such as increasing or decreasing benefits for prior employee service (prior service cost), is deferred and included in expense on a straight-line basis over the average remaining service period of the employees expected to receive benefits.
The expected return on plan assets assumption is important, since many of our defined benefit plans and our primary OPEB plan are funded. The process for setting the expected rates of return is described in Note 9 to the Consolidated Financial Statements. For 2006, the average return on assets assumption for pension plan assets and OPEB assets was 7.3% and 9.2% respectively. A change in the rate of return of 0.5% for both pension and OPEB assets would impact annual benefit expense by less than $40 million after tax.
Since pension and OPEB liabilities are measured on a discounted basis, the discount rate is a significant assumption. Discount rates used for our U.S. defined benefit and OPEB plans are based on a yield curve constructed from a portfolio of high quality bonds for which the timing and amount of cash outflows approximate the estimated payouts of the plan. For our international plans, the discount rates are set by benchmarking against investment grade corporate bonds rated AA or better. The average discount rate on the defined benefit pension plans of 5.2% represents a weighted average of local rates in countries where such plans exist. A 0.5% change in the discount rate would impact annual after-tax benefit expense by less than $45 million. The rate on the OPEB plan of 6.3% reflects the higher interest rates generally available in the U.S., which is where a majority of the plan participants receive benefits. A 0.5% change in the discount rate would impact annual after-tax OPEB expense by less than $10 million.
Certain defined contribution pension and OPEB benefits in the U.S. are funded by the Employee Stock Ownership Plan (ESOP), as discussed in Note 9 to the Consolidated Financial Statements.
Acquisitions
We account for acquired businesses using the purchase method of accounting. Under the purchase method, our consolidated financial statements reflect an acquired business starting from the completion of the acquisition. In addition, the assets acquired and liabilities assumed must be recorded at the date of acquisition at their respective estimated fair values, with any excess of the purchase price over the estimated fair values of the net assets acquired recorded as goodwill.
Significant judgment is required in estimating the fair value of intangible assets and in assigning their respective useful lives. Accordingly, we typically obtain the assistance of third-party valuation specialists for significant items. The fair value estimates are based on available historical information and on future expectations and assumptions deemed reasonable by management, but are inherently uncertain.
We typically use an income method to estimate the fair value of intangible assets, which is based on forecasts of the expected future cash flows attributable to the respective assets. Significant estimates and assumptions inherent in the valuations include the amount and timing of future cash flows (including expected growth rates and profitability), the underlying product life cycles, economic barriers to entry, a brand’s relative market position and the discount rate applied to the cash flows. Unanticipated market or macroeconomic events and circumstances may occur, which could affect the accuracy or validity of the estimates and assumptions.
Determining the useful life of an intangible asset also requires judgment. Certain brand intangibles are expected to have indefinite lives based on their history and our plans to continue to support and build the acquired brands. Other acquired brands are expected to have determinable useful lives. Our assessment as to brands that have an indefinite life and those that have a determinable life is based on a number of factors including competitive environment, market share, brand history, underlying product life cycles, operating plans and the macroeconomic environment of the countries in which the brands are sold. Our estimates of the useful lives of determinable-lived intangibles, primarily including brands, technologies and customer relationships, are primarily based on these same factors. All of our acquired technology and customer-related intangibles are expected to have determinable useful lives.
Other significant estimates associated with the accounting for acquisitions include exit costs. Provided certain criteria are met, exit costs related to acquired operations are treated as acquired liabilities.

Management’s Discussion and Analysis	The Procter & Gamble Company and Subsidiaries 39
If those criteria are not met, the costs are treated as operating expenses of the combined company as incurred. Exit costs, consisting primarily of severance costs, facility closure and other exit costs related to redundant manufacturing, selling, general and administrative functions, are based upon plans that have been committed to by management but which are subject to refinement. Significant estimates and assumptions are related to the number of employees that will be terminated and to future costs to operate and eventually vacate duplicate facilities and to terminate agreements. These estimates and assumptions may change as we execute approved plans. Decreases to the estimated costs are generally recorded as an adjustment to goodwill. Increases to the estimates are generally recorded as an adjustment to goodwill during the purchase price allocation period (generally within one year of the acquisition date) and as operating expenses thereafter.
Goodwill and Intangible Assets
Acquired intangible assets may represent indefinite-lived assets (e.g., certain trademarks or brands), determinable-lived intangibles (e.g., patents and technologies) or residual goodwill. Of these, only the costs of determinable-lived intangibles are amortized to expense over their estimated life. The value of indefinite-lived intangible assets and residual goodwill is not amortized, but is tested at least annually for impairment. Our impairment testing for goodwill is performed separately from our impairment testing of indefinite-lived intangibles. We test goodwill for impairment, at least annually, by reviewing the book value compared to the fair value at the reportable unit level. We test individual indefinite-lived intangibles at least annually by reviewing the individual book values compared to the fair value. Considerable management judgment is necessary to evaluate the impact of operating and macroeconomic changes and to estimate future cash flows to measure fair value. Assumptions used in the Company’s impairment evaluations, such as forecasted growth rates and cost of capital, are consistent with internal projections and operating plans. When certain events or changes in operating conditions occur, indefinite-lived intangible assets may be adjusted to a determinable life and an additional impairment assessment may be performed. We did not recognize any material impairment charges for goodwill or intangible assets during the years presented.
The value of goodwill and intangible assets from recently acquired businesses are derived from current business operating plans and macroeconomic environmental conditions and therefore are more susceptible to an adverse change that could require an impairment charge. Indefinite-lived intangible assets totaled $26.74 billion at June 30, 2006, of which nearly 90% represent recently acquired Gillette intangible assets. The Gillette indefinite-lived intangible assets were recorded at estimated fair values as of the acquisition date. Total goodwill is $55.31 billion at June 30, 2006, of which $35.55 billion results from the Gillette acquisition. Such goodwill reflects the residual amount from a purchase price allocation as of the acquisition date. Because the Gillette intangible and goodwill amounts represent current values as of the acquisition date, such amounts are more susceptible to an impairment risk if business operating results or macroeconomic conditions deteriorate.
New Accounting Pronouncements
As more fully described in Notes 1 and 8 to the Consolidated Financial Statements, we adopted SFAS 123(Revised 2004), “Share-Based Payment” (SFAS 123(R)), on July 1, 2005. This Statement requires that all stock-based compensation, including grants of employee stock options, be accounted for using the fair value-based method. SFAS 123(R) is effective for the Company for our fiscal year beginning July 1, 2005. We elected to adopt SFAS 123(R) using the modified retrospective method under which prior years’ results were revised to give effect to the value of options granted in fiscal years beginning on or after July 1, 1995. The additional compensation expense recognized under the modified retrospective method for periods prior to July 1, 1995 is consistent with the amounts previously reported in our pro forma footnote disclosure for stock-based compensation.
In July 2006, the FASB issued FIN 48, “Accounting for Uncertainty in Income Taxes.” FIN 48 addresses the accounting and disclosure of uncertain tax positions. We will adopt FIN 48 on July 1, 2007. We are evaluating the impact, if any, that FIN 48 will have on our financial statements.
No other new accounting pronouncement issued or effective during the fiscal year has had or is expected to have a material impact on the consolidated financial statements.
OTHER INFORMATION
Hedging and Derivative Financial Instruments
As a multinational Company with diverse product offerings, we are exposed to market risks such as changes in interest rates, currency exchange rates and commodity prices. To manage the volatility related to these exposures, we evaluate our exposures on a global basis to take advantage of the direct netting opportunities and currency, interest rate and commodity correlations that exist within the portfolio. For the remaining exposures, we enter into various derivative transactions in accordance with the Company’s hedging policies that are designed to offset, in part or in whole, changes in the underlying exposures being hedged. We do not hold or issue derivative financial instruments for speculative trading purposes. Note 6 to the Consolidated Financial Statements includes a detailed discussion of our accounting policies for financial instruments.
Derivative positions are monitored using techniques including market valuation, sensitivity analysis and value-at-risk modeling. The tests for interest rate, currency rate and commodity price exposures discussed below are based on the CorporateManager™ value-at-risk model using a one-year horizon and a 95% confidence level. The model incorporates the impact of correlation (the degree to which exposures move together over time) and diversification (from holding multiple currency, commodity and interest rate instruments) and assumes that financial returns are normally distributed. Estimates of volatility and correlations of market factors are drawn from the RiskMetrics™ dataset as of June 30, 2006. In cases where data is unavailable in RiskMetrics™, a reasonable proxy is included.

40 The Procter & Gamble Company and Subsidiaries	Management’s Discussion and Analysis
Our market risk exposures relative to interest rates, currency rates and commodity prices, as discussed below, have not changed materially versus the previous reporting period. In addition, we are not aware of any facts or circumstances that would significantly impact such exposures in the near term.
Interest Rate Exposure. Interest rate swaps are used to hedge exposures to interest rate movement on underlying debt obligations. Certain interest rate swaps denominated in foreign currencies are designated to hedge exposures to currency exchange rate movements on our investments in foreign operations. These currency interest rate swaps are designated as hedges of the Company’s foreign net investments.
Based on our overall interest rate exposure as of and during the year ended June 30, 2006, including derivative and other instruments sensitive to interest rates, we believe a near-term change in interest rates, at a 95% confidence level based on historical interest rate movements, would not materially affect our financial statements.
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
Based on our overall currency rate exposure as of and during the year ended June 30, 2006, including derivative and other instruments sensitive to currency movements, we believe a near-term change in currency rates, at a 95% confidence level based on historical currency rate movements, would not materially affect our financial statements.
Commodity Price Exposure. We use raw materials that are subject to price volatility caused by weather, supply conditions, political and economic variables and other unpredictable factors. In addition to fixed price contracts, we use futures, options and swap contracts to manage the volatility related to the above exposures. The impact of commodity hedging activity is not considered material to our financial statements.
Measures Not Defined By U.S. GAAP
Our discussion of financial results includes several “non-GAAP” financial measures. We believe these measures provide our investors with additional information about our underlying results and trends, as well as insight to some of the metrics used to evaluate management. When used in MD&A, we have provided the comparable GAAP measure in the discussion. These measures include:
Organic Sales Growth. Organic sales growth measures sales growth excluding the impacts of acquisitions, divestitures and foreign exchange from year-over-year comparisons. The Company believes this provides investors with a more complete understanding of underlying results and trends by providing sales growth on a consistent basis.
The following table provides a numerical reconciliation of organic sales growth to reported sales growth for fiscal 2006:

	Total
	Company	Beauty	Health Care

Reported Sales Growth	20%	7%	29%
Less: Acquisitions & Divestitures Impact	–14%	–2%	–21%
Less: Foreign Exchange Impact	1%	1%	1%

Organic Sales Growth	7%	6%	9%

Free Cash Flow. Free cash flow is defined as operating cash flow less capital spending. The Company views free cash flow as an important measure because it is one factor in determining the amount of cash available for dividends and discretionary investment. Free cash flow is also one of the measures used to evaluate senior management and is a factor in determining their at-risk compensation.
Free Cash Flow Productivity. Free cash flow productivity is defined as the ratio of free cash flow to net earnings. The Company’s target is to generate free cash flow at or above 90% of net earnings. Free cash flow productivity is one of the measures used to evaluate senior management.
The following table provides a numerical reconciliation of free cash flow:

					Free
	Operating	Capital	Free	Net	Cash Flow
	Cash Flow	Spending	Cash Flow	Earnings	Productivity

2006	$11,375	$(2,667)	$8,708	$8,684	100%
2005	$8,679	$(2,181)	$6,498	$6,923	94%

The Procter & Gamble Company and Subsidiaries     41
Consolidated Statements of Earnings

Amounts in millions except per share amounts; Years ended June 30	2006	2005	2004

NET SALES	$68,222	$56,741	$51,407
Cost of products sold	33,125	27,872	25,143
Selling, general and administrative expense	21,848	18,400	16,882

OPERATING INCOME	13,249	10,469	9,382

Interest expense	1,119	834	629
Other non-operating income, net	283	346	152

EARNINGS BEFORE INCOME TAXES	12,413	9,981	8,905

Income taxes	3,729	3,058	2,749

NET EARNINGS	$8,684	$6,923	$6,156

BASIC NET EARNINGS PER COMMON SHARE	$2.79	$2.70	$2.34
DILUTED NET EARNINGS PER COMMON SHARE	$2.64	$2.53	$2.20
DIVIDENDS PER COMMON SHARE	$1.15	$1.03	$0.93

See accompanying Notes to Consolidated Financial Statements.

42     The Procter & Gamble Company and Subsidiaries
Consolidated Balance Sheets
Assets

Amounts in millions; June 30	2006	2005

CURRENT ASSETS
Cash and cash equivalents	$6,693	$6,389
Investment securities	1,133	1,744
Accounts receivable	5,725	4,185
Inventories
Materials and supplies	1,537	1,424
Work in process	623	350
Finished goods	4,131	3,232

Total inventories	6,291	5,006
Deferred income taxes	1,611	1,081
Prepaid expenses and other receivables	2,876	1,924

TOTAL CURRENT ASSETS	24,329	20,329

PROPERTY, PLANT AND EQUIPMENT
Buildings	5,871	5,292
Machinery and equipment	25,140	20,397
Land	870	636

	31,881	26,325
Accumulated depreciation	(13,111)	(11,993)

NET PROPERTY, PLANT AND EQUIPMENT	18,770	14,332

GOODWILL AND OTHER INTANGIBLE ASSETS
Goodwill	55,306	19,816
Trademarks and other intangible assets, net	33,721	4,347

NET GOODWILL AND OTHER INTANGIBLE ASSETS	89,027	24,163

OTHER NONCURRENT ASSETS	3,569	2,703

TOTAL ASSETS	$135,695	$61,527

See accompanying Notes to Consolidated Financial Statements.

The Procter & Gamble Company and Subsidiaries     43
Consolidated Balance Sheets
Liabilities and Shareholders’ Equity

Amounts in millions; June 30	2006	2005

CURRENT LIABILITIES
Accounts payable	$4,910	$3,802
Accrued and other liabilities	9,587	7,531
Taxes payable	3,360	2,265
Debt due within one year	2,128	11,441

TOTAL CURRENT LIABILITIES	19,985	25,039

LONG-TERM DEBT	35,976	12,887
DEFERRED INCOME TAXES	12,354	1,896
OTHER NONCURRENT LIABILITIES	4,472	3,230

TOTAL LIABILITIES	72,787	43,052

SHAREHOLDERS’ EQUITY
Convertible Class A preferred stock, stated value $1 per share (600 shares authorized)	1,451	1,483
Non-Voting Class B preferred stock, stated value $1 per share (200 shares authorized)	—	—
Common stock, stated value $1 per share (10,000 shares authorized; shares issued: 2006 – 3,975.8, 2005 – 2,976.6)	3,976	2,977
Additional paid-in capital	57,856	3,030
Reserve for ESOP debt retirement	(1,288)	(1,259)
Accumulated other comprehensive income	(518)	(1,566)
Treasury stock, at cost (shares held: 2006 – 797.0, 2005 – 503.7)	(34,235)	(17,194)
Retained earnings	35,666	31,004

TOTAL SHAREHOLDERS’ EQUITY	62,908	18,475

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$135,695	$61,527

See accompanying Notes to Consolidated Financial Statements.

44     The Procter & Gamble Company and Subsidiaries
Consolidated Statements of Shareholders’ Equity

						Accumulated
	Common			Additional	Reserve for	Other				Total
	Shares	Common	Preferred	Paid-In	ESOP Debt	Comprehensive	Treasury	Retained		Comprehensive
Dollars in millions/Shares in thousands	Outstanding	Stock	Stock	Capital	Retirement	Income	Stock	Earnings	Total	Income

BALANCE JUNE 30, 2003	2,594,395	$2,976	$1,580	$1,889	$(1,308)	$(2,006)	$(9,772)	$23,666	$17,025

Net earnings								6,156	6,156	$6,156
Other comprehensive income:
Financial statement translation						750			750	750
Net investment hedges, net of $207 tax						(348)			(348)	(348)
Other, net of tax benefits						59			59	59

Total comprehensive income										$6,617

Dividends to shareholders:
Common								(2,408)	(2,408)
Preferred, net of tax benefits								(131)	(131)
Treasury purchases	(79,893)						(4,070)		(4,070)
Employee plan issuances	22,678			558			870	(296)	1,132
Preferred stock conversions	6,658		(54)	7			47		—
Change in ESOP debt reserve					25				25

BALANCE JUNE 30, 2004	2,543,838	2,976	1,526	2,454	(1,283)	(1,545)	(12,925)	26,987	18,190

Net earnings								6,923	6,923	$6,923
Other comprehensive income:
Financial statement translation						118			118	118
Net investment hedges, net of $81 tax						135			135	135
Other, net of tax benefits						(274)			(274)	(274)

Total comprehensive income										$6,902

Dividends to shareholders:
Common								(2,595)	(2,595)
Preferred, net of tax benefits								(136)	(136)
Treasury purchases	(93,308)						(5,026)		(5,026)
Employee plan issuances	17,524	1		569			721	(175)	1,116
Preferred stock conversions	4,880		(43)	7			36		—
Change in ESOP debt reserve					24				24

BALANCE JUNE 30, 2005	2,472,934	2,977	1,483	3,030	(1,259)	(1,566)	(17,194)	31,004	18,475

Net earnings								8,684	8,684	$8,684
Other comprehensive income:
Financial statement translation						1,316			1,316	1,316
Net investment hedges, net of $472 tax						(786)			(786)	(786)
Other, net of tax benefits						518			518	518

Total comprehensive income										$9,732

Dividends to shareholders:
Common								(3,555)	(3,555)
Preferred, net of tax benefits								(148)	(148)
Treasury purchases	(297,132)			(9)			(16,821)		(16,830)
Employee plan issuances	36,763	16		1,308			887	(319)	1,892
Preferred stock conversions	3,788		(32)	5			27		—
Gillette acquisition	962,488	983		53,522			(1,134)		53,371
Change in ESOP debt reserve					(29)				(29)

BALANCE JUNE 30, 2006	3,178,841	$3,976	$1,451	$57,856	$(1,288)	$(518)	$(34,235)	$35,666	$62,908

See accompanying Notes to Consolidated Financial Statements.

The Procter & Gamble Company and Subsidiaries     45
Consolidated Statements of Cash Flows

Amounts in millions; Years ended June 30	2006	2005	2004

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	$6,389	$4,232	$5,428

OPERATING ACTIVITIES
Net earnings	8,684	6,923	6,156
Depreciation and amortization	2,627	1,884	1,733
Share-based compensation expense	585	524	491
Deferred income taxes	(112)	564	342
Change in accounts receivable	(524)	(86)	(159)
Change in inventories	383	(644)	56
Change in accounts payable, accrued and other liabilities	230	(101)	597
Change in other operating assets and liabilities	(508)	(498)	(88)
Other	10	113	227

TOTAL OPERATING ACTIVITIES	11,375	8,679	9,355

INVESTING ACTIVITIES
Capital expenditures	(2,667)	(2,181)	(2,024)
Proceeds from asset sales	882	517	230
Acquisitions, net of cash acquired	171	(572)	(7,476)
Change in investment securities	884	(100)	(874)

TOTAL INVESTING ACTIVITIES	(730)	(2,336)	(10,144)

FINANCING ACTIVITIES
Dividends to shareholders	(3,703)	(2,731)	(2,539)
Change in short-term debt	(8,627)	2,016	4,911
Additions to long-term debt	22,545	3,108	1,963
Reductions of long-term debt	(5,282)	(2,013)	(1,188)
Impact of stock options and other	1,319	521	562
Treasury purchases	(16,830)	(5,026)	(4,070)

TOTAL FINANCING ACTIVITIES	(10,578)	(4,125)	(361)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	237	(61)	(46)

CHANGE IN CASH AND CASH EQUIVALENTS	304	2,157	(1,196)

CASH AND CASH EQUIVALENTS, END OF YEAR	$6,693	$6,389	$4,232

SUPPLEMENTAL DISCLOSURE
Cash payments for:
Interest	$1,045	$783	$630
Income taxes	2,869	2,644	1,634
Assets acquired through noncash capital leases	363	68	127
Gillette acquisition funded by share issuance	53,371	—	—

See accompanying Notes to Consolidated Financial Statements.

46       The Procter & Gamble Company and Subsidiaries
Notes to Consolidated Financial Statements
NOTE 1
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Nature of Operations
The Procter & Gamble Company’s (the “Company,” “we” or “us”) business is focused on providing branded consumer goods products of superior quality and value. Our products are sold in more than 180 countries primarily through retail operations including mass merchandisers, grocery stores, membership club stores, drug stores and high-frequency stores. We have on-the-ground operations in over 80 countries.
Basis of Presentation
The Consolidated Financial Statements include The Procter & Gamble Company and its controlled subsidiaries. Intercompany transactions are eliminated.
Use of Estimates
Preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the amounts reported in the Consolidated Financial Statements and accompanying disclosures. These estimates are based on management‘s best knowledge of current events and actions the Company may undertake in the future. Estimates are used in accounting for, among other items, consumer and trade promotion accruals, pensions, post-employment benefits, stock options, valuation of acquired intangible assets, useful lives for depreciation and amortization, future cash flows associated with impairment testing for goodwill, indefinite-lived intangible assets and long-lived assets, deferred tax assets, potential income tax assessments and contingencies. Actual results may ultimately differ from estimates, although management does not believe such differences would materially affect the financial statements in any individual year.
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
Cost of Products Sold
Cost of products sold is primarily comprised of direct materials and supplies consumed in the manufacture of product, as well as manufacturing labor, depreciation expense and direct overhead expense necessary to acquire and convert the purchased materials and supplies into finished product. Cost of products sold also includes the cost to distribute products to customers, inbound freight costs, internal transfer costs, warehousing costs and other shipping and handling activity. Shipping and handling costs invoiced to customers are included in net sales.
Selling, General and Administrative Expense
Selling, general and administrative expense is primarily comprised of marketing expenses, including the cost of media, advertising and related costs; selling expenses; research and development costs; administrative and other indirect overhead costs; depreciation and amortization expense on non-manufacturing assets and other miscellaneous operating items. Research and development costs are charged to expense as incurred and were $2,075 in 2006, $1,940 in 2005 and $1,802 in 2004. Advertising costs are charged to expense as incurred. Worldwide television, print, radio and Internet advertising expenses were $6,773 in 2006, $5,917 in 2005 and $5,504 in 2004.
Other Non-Operating Income, Net
Other non-operating income, net primarily includes divestiture gains and losses and interest and investment income.
Currency Translation
Financial statements of operating subsidiaries outside the United States of America (U.S.) generally are measured using the local currency as the functional currency. Adjustments to translate those statements into U.S. dollars are recorded in other comprehensive income. Currency translation adjustments in accumulated other comprehensive income were a gain of $522 at June 30, 2006 and a loss of $794 at June 30, 2005. For subsidiaries operating in highly inflationary economies, the U.S. dollar is the functional currency. Remeasurement adjustments for financial statements in highly inflationary economies and other transactional exchange gains and losses are reflected in earnings.
Cash Flow Presentation
The Statement of Cash Flows is prepared using the indirect method, which reconciles net earnings to cash flow from operating activities. These adjustments include the removal of timing differences between the occurrence of operating receipts and payments and their recognition in net earnings. The adjustments also remove cash flows from operating activities arising from investing and financing activities, which are presented separately from operating activities. Cash flows from foreign currency transactions and operations are translated at an average exchange rate for the period. Cash flows from hedging activities are included in the same category as the items being hedged. Cash flows from derivative instruments designated as net investment hedges are classified as financing activities. Cash flows from other derivative instruments used to manage interest, commodity or currency exposures are classified as operating activities. Cash paid for acquisitions is classified as investing activities.
Millions of dollars except per share amounts or otherwise specified.

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
Investments in certain companies over which we exert significant influence, but do not control the financial and operating decisions, are accounted for as equity method investments. Other investments that are not controlled and over which we do not have the ability to exercise significant influence are accounted for under the cost method and are included in other noncurrent assets.
Inventory Valuation
Inventories are valued at the lower of cost or market value. Product-related inventories are primarily maintained on the first-in, first-out method. Minor amounts of product inventories, including certain cosmetics and commodities, are maintained on the last-in, first-out method. The cost of spare part inventories is maintained using the average cost method.
Property, Plant and Equipment
Property, plant and equipment is recorded at cost reduced by accumulated depreciation. Depreciation expense is recognized over the assets‘ estimated useful lives using the straight-line method. Machinery and equipment includes office furniture and equipment (15-year life), computer equipment and capitalized software (3- to 5-year lives) and manufacturing equipment (3- to 20-year lives). Buildings are depreciated over an estimated useful life of 40 years. Estimated useful lives are periodically reviewed and, where appropriate, changes are made prospectively. Where certain events or changes in operating conditions occur, asset lives may be adjusted and an impairment assessment may be performed on the recoverability of the carrying amounts.
Goodwill and Other Intangible Assets
We have a number of acquired brands that have been determined to have indefinite lives due to the nature of our business. We evaluate a number of factors to determine whether an indefinite life is appropriate, including the competitive environment, market share, brand history, product life cycles, operating plan and the macroeconomic environment of the countries in which the brands are sold. Where certain events or changes in operating conditions occur, an impairment assessment is performed and indefinite-lived brands may be adjusted to a determinable life.
The cost of intangible assets with determinable useful lives is amortized to reflect the pattern of economic benefits consumed, either on a straight-line or accelerated basis over the estimated periods benefited. Patents, technology and other intangibles with contractual terms are generally amortized over their respective legal or contractual lives. Customer relationships and other noncontractual intangible assets with determinable lives are amortized over periods generally ranging from 5 to 40 years. Where certain events or changes in operating conditions occur, an impairment assessment is performed and lives of intangible assets with determinable lives may be adjusted.
Goodwill and indefinite-lived brands are not amortized, but are evaluated annually for impairment or when indicators of a potential impairment are present. Our impairment testing of goodwill is performed separately from our impairment testing of individual indefinite-lived intangibles. The annual evaluation for impairment of goodwill and indefinite-lived intangibles is based on valuation models that incorporate internal projections of expected future cash flows and operating plans.
Fair Values of Financial Instruments
Certain financial instruments are required to be recorded at fair value. The estimated fair values of such financial instruments, including certain debt instruments, investment securities and derivatives, have been determined using market information and valuation methodologies, primarily discounted cash flow analysis. These estimates require considerable judgment in interpreting market data. Changes in assumptions or estimation methods could significantly affect the fair value estimates. However, we do not believe any such changes would have a material impact on our financial condition or results of operations. Other financial instruments, including cash equivalents, other investments and short-term debt, are recorded at cost, which approximates fair value. The fair values of long-term debt and derivative instruments are disclosed in Note 5 and Note 6, respectively.
New Accounting Pronouncements and Policies
CHANGE IN TREASURY STOCK ACCOUNTING
On July 1, 2005, we elected to change our method of accounting for treasury stock. We previously accounted for share repurchases as if the treasury stock were constructively retired by reducing common stock and retained earnings within Shareholders’ Equity. Our new method of accounting presents treasury stock as a separate component of Shareholders’ Equity. We believe that our new accounting method is preferable as it more closely depicts the underlying intent of the share repurchases in which the shares are not retired and are held for reissuance. In addition, we believe that our new presentation of Shareholders’ Equity provides greater visibility of our share repurchase activity.
We reflected this new accounting method retrospectively by adjusting prior periods under SFAS 154, “Accounting Changes and Error Corrections.” This reclassification is limited to changes within Shareholders’ Equity and has no effect on our net earnings, cash flows or total assets.
ADOPTION OF SFAS 123(R), “SHARE-BASED PAYMENT”
We adopted SFAS 123(Revised 2004), “Share-Based Payment” (SFAS 123(R)) on July 1, 2005. This Statement requires that all stock-based compensation, including grants of employee stock options, be accounted for using the fair value-based method. We elected to adopt SFAS 123(R) using the modified retrospective method under which prior years’ results were retrospectively adjusted to give effect to the value of options granted in fiscal years beginning on or after July 1, 1995. Under the modified retrospective method, the compensation expense recognized for periods prior to adoption is consistent with the amounts previously reported in our pro forma footnote disclosure for stock-based compensation. Refer to Note 8 for additional information regarding our stock-based compensation.
Millions of dollars except per share amounts or otherwise specified.

48 The Procter & Gamble Company and Subsidiaries	Notes to Consolidated Financial Statements
The following tables summarize the changes within Shareholders’ Equity as of June 30, 2003, 2004, 2005 and 2006 from the change in our method of accounting for treasury stock and from the adoption of SFAS 123(R):

		Effect of
	As Originally	Treasury	Effect of
As of June 30, 2003	Reported	Stock Change	SFAS 123(R)	As Adjusted

Common Stock	$2,594	$382	$—	$2,976
Preferred Stock	1,580	—	—	1,580
Additional Paid-In Capital	1,634	(2,475)	2,730	1,889
Reserve for ESOP Debt Retirement	(1,308)	—	—	(1,308)
Accumulated Other Comprehensive Income	(2,006)	—	—	(2,006)
Treasury Stock	—	(9,772)	—	(9,772)
Retained Earnings	13,692	11,865	(1,891)	23,666

Total Shareholders’ Equity	16,186	—	839	17,025

		Effect of
	As Originally	Treasury	Effect of
As of June 30, 2004	Reported	Stock Change	SFAS 123(R)	As Adjusted

Common Stock	$2,544	$432	$—	$2,976
Preferred Stock	1,526	—	—	1,526
Additional Paid-In Capital	2,425	(3,098)	3,127	2,454
Reserve for ESOP Debt Retirement	(1,283)	—	—	(1,283)
Accumulated Other Comprehensive Income	(1,545)	—	—	(1,545)
Treasury Stock	—	(12,925)	—	(12,925)
Retained Earnings	13,611	15,591	(2,215)	26,987

Total Shareholders’ Equity	17,278	—	912	18,190

		Effect of
	As Originally	Treasury	Effect of
As of June 30, 2005	Reported	Stock Change	SFAS 123(R)	As Adjusted

Common Stock	$2,473	$504	$—	$2,977
Preferred Stock	1,483	—	—	1,483
Additional Paid-In Capital	3,142	(3,659)	3,547	3,030
Reserve for ESOP Debt Retirement	(1,259)	—	—	(1,259)
Accumulated Other Comprehensive Income	(1,566)	—	—	(1,566)
Treasury Stock	—	(17,194)	—	(17,194)
Retained Earnings	13,204	20,349	(2,549)	31,004

Total Shareholders’ Equity	17,477	—	998	18,475

	As Computed	Effect of
	Under	Treasury
As of June 30, 2006	Old Method	Stock Change	As Reported

Common Stock	$3,179	$797	$3,976
Preferred Stock	1,451	—	1,451
Additional Paid-In Capital	60,970	(3,114)	57,856
Reserve for ESOP Debt Retirement	(1,288)	—	(1,288)
Accumulated Other Comprehensive Income	(518)	—	(518)
Treasury Stock	—	(34,235)	(34,235)
Retained Earnings	(886)	36,552	35,666

Total Shareholders’ Equity	62,908	—	62,908

CHANGE IN SEGMENT REPORTING
In April 2006, we announced a number of changes to certain key leadership positions, which resulted in changes to our Global Business Unit (GBU) structure and segment reporting. These changes dissolved our P&G Family Health GBU by realigning the component businesses within our remaining GBUs. Specifically, pet health and nutrition, which used to be part of our Health Care reportable segment, became part of our Snacks and Coffee reportable segment. The balance of our Health Care reportable segment was combined with the P&G Beauty GBU, but will continue to be reported as a separate reportable segment. In addition, our commercial products organization, which primarily sells cleaning products directly to commercial end users, was moved from Snacks and Coffee to our Fabric Care and Home Care reportable segment. Finally, the adult incontinence business was aligned with our feminine care business and as a consequence moved from Baby Care and Family Care to P&G Beauty. The balance of the Baby Care and Family Care reportable segment was moved from the P&G Family Health GBU to the P&G Household Care GBU but will continue to be reported as a separate reportable segment.
In conjunction with these changes, the P&G Beauty GBU was renamed “Beauty and Health,” the Snacks and Coffee reportable segment was renamed “Pet Health, Snacks and Coffee,” the P&G Household Care GBU was renamed “Household Care” and the P&G Family Health GBU was eliminated. We now operate with three GBUs and seven reportable segments as summarized in the following table:

GBU	Reportable Segment

BEAUTY AND HEALTH	Beauty
Health Care

HOUSEHOLD CARE	Fabric Care and Home Care
Baby Care and Family Care
Pet Health, Snacks and Coffee

GILLETTE GBU	Blades and Razors
Duracell and Braun

The accompanying financial statements, including historical results, reflect the new management and organization structure.
In July 2006, the FASB issued FIN 48, “Accounting for Uncertainty in Income Taxes.” FIN 48 addresses the accounting and disclosure of uncertain tax positions. We will adopt FIN 48 on July 1, 2007.
Millions of dollars except per share amounts or otherwise specified.

Notes to Consolidated Financial Statements	The Procter & Gamble Company and Subsidiaries 49
We are evaluating the impact, if any, that FIN 48 will have on our financial statements.
No other new accounting pronouncement issued or effective during the fiscal year has had or is expected to have a material impact on the consolidated financial statements. Certain reclassifications of prior years’ amounts have been made to conform to the current year presentation.
NOTE 2
ACQUISITIONS
Gillette Acquisition
On October 1, 2005, we completed our acquisition of The Gillette Company. Pursuant to the acquisition agreement, which provided for the exchange of 0.975 shares of The Procter & Gamble Company common stock, on a tax-free basis, for each share of The Gillette Company, we issued 962 million shares of The Procter & Gamble Company common stock, net of shares exchanged for retained Gillette treasury shares. The value of these shares was determined using the average Company stock prices beginning two days before and ending two days after January 28, 2005, the date the acquisition was announced. We also issued 79 million stock options in exchange for Gillette’s outstanding stock options. Under the purchase method of accounting, the total consideration was approximately $53.43 billion including common stock, the fair value of vested stock options and acquisition costs. This acquisition resulted in two new reportable segments: Blades and Razors, and Duracell and Braun. The Gillette oral care and personal care businesses were subsumed within the Health Care and Beauty reportable segments, respectively. The operating results of the Gillette businesses are reported in our financial statements beginning October 1, 2005.
The Gillette Company is a market leader in several global product categories including blades and razors, oral care and batteries. Total sales for Gillette during its most recent pre-acquisition year ended December 31, 2004 were $10.48 billion.
In order to obtain regulatory approval of the transaction, we were required to divest certain overlapping businesses. We completed the divestiture of the Spinbrush toothbrush business, Rembrandt (a Gillette oral care product line), Right Guard and other Gillette deodorant brands during the fiscal year ended June 30, 2006.
In connection with this acquisition, we also announced a share buyback plan under which we planned to acquire up to $22 billion of Company common shares through the open market or from private transactions. We completed this share buyback plan in July 2006 with cumulative purchases of $20.10 billion, of which $19.82 billion was acquired through June 30, 2006. The repurchases were financed by borrowings under a $24 billion three-year credit facility with a syndicate of banks. This credit facility carries a variable interest rate. Interest on the facility is managed within our overall interest rate management policies described in Note 6.
The following table provides pro forma results of operations for the years ended June 30, 2006, 2005 and 2004, as if Gillette had been acquired as of the beginning of each fiscal year presented. The pro forma results include certain purchase accounting adjustments such as the estimated changes in depreciation and amortization expense on acquired tangible and intangible assets. However, pro forma results do not include any anticipated cost savings or other effects of the planned integration of Gillette. Accordingly, such amounts are not necessarily indicative of the results if the acquisition had occurred on the dates indicated or that may result in the future.

Pro forma results; Years ended June 30	2006	2005	2004

Net Sales	$71,005	$67,920	$61,112
Net Earnings	8,871	8,522	7,504
Diluted Net Earnings per Common Share	$2.51	$2.29	$1.98

We are in the process of finalizing the allocation of the purchase price to the individual assets acquired and liabilities assumed. The preliminary allocation of the purchase price included in the current period balance sheet is based on the best estimates of management. To assist management in the allocation, we engaged valuation specialists to prepare independent appraisals. The completion of the purchase price allocation may result in adjustments to the carrying value of Gillette’s recorded assets and liabilities, revisions of the useful lives of intangible assets and the determination of any residual amount that will be allocated to goodwill. The related depreciation and amortization expense from the acquired assets is also subject to revision based on the final allocation.
The following table presents the preliminary allocation of purchase price related to the Gillette business as of the date of the acquisition.

Current assets	$5,553
Property, plant and equipment	3,673
Goodwill	34,943
Intangible assets	29,736
Other noncurrent assets	771

TOTAL ASSETS ACQUIRED	74,676

Current liabilities	5,009
Noncurrent liabilities	16,241

TOTAL LIABILITIES ASSUMED	21,250

NET ASSETS ACQUIRED	53,426

The Gillette acquisition resulted in $34.94 billion in goodwill, preliminarily allocated primarily to the segments comprising the Gillette businesses (Blades and Razors, Duracell and Braun, Health Care and Beauty). A portion of the goodwill has also been preliminarily allocated to the other segments on the basis that certain cost synergies will benefit these businesses. See Note 3 for the allocation of goodwill to the segments.
Millions of dollars except per share amounts or otherwise specified.

50 The Procter & Gamble Company and Subsidiaries	Notes to Consolidated Financial Statements
The preliminary purchase price allocation to the identifiable intangible assets included in these financial statements is as follows:

		Weighted
		Average Life

INTANGIBLE ASSETS WITH DETERMINABLE LIVES
Brands	$1,607	20
Patents and technology	2,716	17
Customer relationships	1,445	27

BRANDS WITH INDEFINITE LIVES	23,968	Indefinite

TOTAL INTANGIBLE ASSETS	29,736

The majority of the intangible asset valuation relates to brands. Our preliminary assessment as to brands that have an indefinite life and those that have a determinable life was based on a number of factors, including the competitive environment, market share, brand history, product life cycles, operating plan and macroeconomic environment of the countries in which the brands are sold. The indefinite-lived brands include Gillette, Venus, Duracell, Oral-B and Braun. The determinable-lived brands include certain brand sub-names, such as MACH3 and Sensor in the Blades and Razors business, and other regional or local brands. The determinable-lived brands have asset lives ranging from 10 to 40 years. The patents and technology intangibles are concentrated in the Blades and Razors and Oral Care businesses and have asset lives ranging from 5 to 20 years. The estimated customer relationship intangible asset useful lives ranging from 20 to 30 years reflect the very low historical and projected customer attrition rates among Gillette’s major retailer and distributor customers.
We are in the process of completing our analysis of integration plans, pursuant to which we will incur costs primarily related to the elimination of selling, general and administrative overlap between the two companies in areas like Global Business Services, corporate staff and go-to-market support, as well as redundant manufacturing capacity. Our preliminary estimate of Gillette exit costs that have been recognized as an assumed liability as of the acquisition date is $1.14 billion, including $819 in separations related to approximately 5,600 people, $57 in employee relocation costs and $264 in other exit costs. We expect such activities to be substantially complete by June 30, 2008.
Wella Acquisition
On September 2, 2003, we acquired a controlling interest in Wella. Through a stock purchase agreement with the majority shareholders of Wella and a tender offer made on the remaining shares, we initially acquired a total of 81% of Wella’s outstanding shares, including 99% of Wella’s outstanding voting class shares. In June 2004, the Company and Wella entered into a Domination and Profit Transfer Agreement (the Domination Agreement) pursuant to which we are entitled to exercise full operating control and receive 100% of the future earnings of Wella. As consideration for the Domination Agreement, we agreed to pay the holders of the remaining outstanding Wella shares a guaranteed perpetual annual dividend payment. Alternatively, the remaining Wella shareholders may elect to tender their shares to us for an agreed price. The fair value of the total guaranteed annual dividend payments was $1.11 billion, which approximated the cost if all remaining shares were tendered. Because the Domination Agreement transfers operational and economic control of the remaining outstanding shares to the Company, it has been accounted for as an acquisition of the remaining shares, with a liability recorded equal to the fair value of the guaranteed payments. Because of the tender feature, the remaining liability is recorded as a current liability in the accrued and other liabilities line of the Consolidated Balance Sheets. Payments made under the guaranteed annual dividend and tender provisions are allocated between interest expense and a reduction of the liability, as appropriate. The total purchase price for Wella, including acquisition costs, was $6.27 billion based on exchange rates at the acquisition dates. It was funded with a combination of cash, debt and the liability recorded under the Domination Agreement. During the year ended June 30, 2006, a portion of the remaining shares was tendered, resulting in a $944 reduction in our liability under the Domination Agreement. As a result of the tender, we now own 96.9% of all Wella outstanding shares.
The acquisition of Wella, with over $3 billion in annual net sales, gave us access to the professional hair care category plus greater scale and scope in hair care, hair colorants, cosmetics and fragrance products, while providing potential for significant synergies. The operating results of the Wella business are reported in Beauty beginning September 2, 2003.
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
Other minor business purchases and intangible asset acquisitions totaled $395, $572 and $384 in 2006, 2005 and 2004, respectively.
Millions of dollars except per share amounts or otherwise specified.

Notes to Consolidated Financial Statements	The Procter & Gamble Company and Subsidiaries 51
NOTE 3
GOODWILL AND INTANGIBLE ASSETS
The change in the net carrying amount of goodwill for the years ended June 30, 2006 and 2005 by business was as follows:

	2006	2005

BEAUTY, beginning of year	$14,580	$14,457
Acquisitions	2,807	70
Translation and other	483	53

End of year	17,870	14,580

HEALTH CARE, beginning of year	1,683	1,621
Acquisitions and divestitures	4,318	61
Translation and other	89	1

End of year	6,090	1,683

TOTAL BEAUTY AND HEALTH, beginning of year	16,263	16,078
Acquisitions and divestitures	7,125	131
Translation and other	572	54

End of year	23,960	16,263

FABRIC CARE AND HOME CARE, beginning of year	644	614
Acquisitions	1,180	28
Translation and other	26	2

End of year	1,850	644

BABY CARE AND FAMILY CARE, beginning of year	955	941
Acquisitions	672	1
Translation and other	(64)	13

End of year	1,563	955

PET HEALTH, SNACKS AND COFFEE, beginning of year	1,954	1,977
Acquisitions and divestitures	437	(26)
Translation and other	5	3

End of year	2,396	1,954

TOTAL HOUSEHOLD CARE, beginning of year	3,553	3,532
Acquisitions and divestitures	2,289	3
Translation and other	(33)	18

End of year	5,809	3,553

BLADES AND RAZORS, beginning of year	—	—
Acquisitions	21,174	—
Translation and other	365	—

End of year	21,539	—

DURACELL AND BRAUN, beginning of year	—	—
Acquisitions	3,930	—
Translation and other	68	—

End of year	3,998	—

TOTAL GILLETTE GBU, beginning of year	—	—
Acquisitions	25,104	—
Translation and other	433	—

End of year	25,537	—

GOODWILL, NET, beginning of year	19,816	19,610
Acquisitions and divestitures	34,518	134
Translation and other	972	72

End of year	55,306	19,816

Current year acquisitions and divestitures primarily reflect the Gillette acquisition. Gillette goodwill has been preliminarily allocated primarily to the segments comprising the Gillette businesses (Blades and Razors, Duracell and Braun, Health Care and Beauty). A portion of the Gillette goodwill has also been preliminarily allocated to the other segments on the basis that certain cost synergies will benefit these businesses.
Identifiable intangible assets as of June 30, 2006 and 2005 were comprised of:

	2006		2005
	Gross		Gross
	Carrying	Accumulated	Carrying	Accumulated
June 30	Amount	Amortization	Amount	Amortization

INTANGIBLE ASSETS WITH DETERMINABLE LIVES
Brands	$3,135	$540	$1,144	$239
Patents and technology	3,098	425	419	236
Customer relationships	1,695	135	259	66
Other	333	183	293	169

	8,261	1,283	2,115	710

BRANDS WITH INDEFINITE LIVES	26,743	—	2,942	—

	35,004	1,283	5,057	710

The amortization of intangible assets for the years ended June 30, 2006, 2005 and 2004 was $587, $198 and $165, respectively. Estimated amortization expense over the next five years is as follows: 2007–$647; 2008–$618; 2009–$588; 2010–$559 and 2011–$507. Such estimates do not reflect the impact of future foreign exchange rate changes.
NOTE 4
SUPPLEMENTAL FINANCIAL INFORMATION
Selected components of current and noncurrent liabilities were as follows:

June 30	2006	2005

ACCRUED AND OTHER CURRENT LIABILITIES
Marketing and promotion	$2,357	$1,912
Liability under Wella Domination Agreement	207	1,087
Compensation expenses	1,471	1,045
Accrued Gillette exit costs	929	—
Other	4,623	3,487

	9,587	7,531

OTHER NONCURRENT LIABILITIES
Pension benefits	$2,550	$2,096
Other postretirement benefits	374	149
Other	1,548	985

	4,472	3,230

Millions of dollars except per share amounts or otherwise specified.

52 The Procter & Gamble Company and Subsidiaries	Notes to Consolidated Financial Statements
NOTE 5
SHORT-TERM AND LONG-TERM DEBT

June 30	2006	2005

SHORT-TERM DEBT
Current portion of long-term debt	$1,930	$2,606
USD commercial paper	—	5,513
Non-USD commercial paper	—	18
Bridge credit facility	—	3,010
Other	198	294

	2,128	11,441

The weighted average short-term interest rates were 5.3% and 3.5% as of June 30, 2006 and 2005, respectively, including the effects of interest rate swaps discussed in Note 6.

June 30	2006	2005

LONG-TERM DEBT
4.75% USD note due June 2007	$1,000	$1,000
3.50% USD note due October 2007	500	—
6.13% USD note due May 2008	500	500
Bank credit facility expires July 2008	19,555	—
4.30% USD note due August 2008	500	500
3.50% USD note due December 2008	650	650
6.88% USD note due September 2009	1,000	1,000
Bank credit facility expires August 2010	1,857	—
3.38% EUR note due December 2012	1,779	—
4.95% USD note due August 2014	900	900
4.85% USD note due December 2015	700	700
4.13% EUR note due December 2020	763	—
9.36% ESOP debentures due 2007 – 2021 (1)	1,000	1,000
6.25% GBP note due January 2030	917	904
5.50% USD note due February 2034	500	500
5.80% USD note due August 2034	600	600
Capital lease obligations	632	273
All other long-term debt	4,553	6,966
Current portion of long-term debt	(1,930)	(2,606)

	35,976	12,887

(1)	Debt issued by the ESOP is guaranteed by the Company and must be recorded as debt of the Company as discussed in Note 9.
Long-term weighted average interest rates were 3.6% and 3.2% as of June 30, 2006 and 2005, respectively, including the effects of interest rate swaps and net investment hedges discussed in Note 6.
The fair value of the long-term debt was $36,027 and $13,904 at June 30, 2006 and 2005, respectively. Long-term debt maturities during the next five years are as follows: 2007–$1,930; 2008–$2,210; 2009 – $20,739; 2010 – $2,013 and 2011 – $1,896.
NOTE 6
RISK MANAGEMENT ACTIVITIES
As a multinational company with diverse product offerings, we are exposed to market risks, such as changes in interest rates, currency exchange rates and commodity prices. To manage the volatility related to these exposures, we evaluate exposures on a consolidated basis to take advantage of logical exposure netting and correlation. For the remaining exposures, we enter into various financial transactions, which we account for under SFAS 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended and interpreted. The utilization of these financial transactions is governed by our policies covering acceptable counterparty exposure, instrument types and other hedging practices. We do not hold or issue derivative financial instruments for speculative trading purposes.
At inception, we formally designate and document qualifying instruments as hedges of underlying exposures. We formally assess, both at inception and at least quarterly on an ongoing basis, whether the financial instruments used in hedging transactions are effective at offsetting changes in either the fair value or cash flows of the related underlying exposure. Fluctuations in the value of these instruments generally are offset by changes in the fair value or cash flows of the underlying exposures being hedged. This offset is driven by the high degree of effectiveness between the exposure being hedged and the hedging instrument. Any ineffective portion of a change in the fair value of a qualifying instrument is immediately recognized in earnings.
Credit Risk
We have established strict counterparty credit guidelines and normally enter into transactions with investment grade financial institutions. Counterparty exposures are monitored daily and downgrades in credit rating are reviewed on a timely basis. Credit risk arising from the inability of a counterparty to meet the terms of our financial instrument contracts generally is limited to the amounts, if any, by which the counterparty’s obligations exceed our obligations to the counterparty. We do not expect to incur material credit losses on our risk management or other financial instruments.
Interest Rate Management
Our policy is to manage interest cost using a mixture of fixed-rate and variable-rate debt. To manage this risk in a cost-efficient manner, we enter into interest rate swaps in which we agree to exchange with the counterparty, at specified intervals, the difference between fixed and variable interest amounts calculated by reference to an agreed-upon notional principal amount.
Millions of dollars except per share amounts or otherwise specified.

Notes to Consolidated Financial Statements	The Procter & Gamble Company and Subsidiaries 53
Interest rate swaps that meet specific criteria under SFAS 133 are accounted for as fair value and cash flow hedges. For fair value hedges, the changes in the fair value of both the hedging instruments and the underlying debt obligations are immediately recognized in interest expense as equal and offsetting gains and losses. The fair value of these fair value hedging instruments was a liability of $32 and an asset of $17 at June 30, 2006 and 2005, respectively. All existing fair value hedges are 100% effective. As a result, there is no impact on earnings from hedge ineffectiveness. For cash flow hedges, the effective portion of the changes in fair value of the hedging instrument is reported in other comprehensive income and reclassified into interest expense over the life of the underlying debt. The fair value of these cash flow hedging instruments was an asset of $225 and $3 at June 30, 2006 and 2005, respectively. During the next 12 months, $62 of the June 30, 2006 balance will be reclassified from other comprehensive income to earnings consistent with the timing of the underlying hedged transactions. The ineffective portion, which is not material for any year presented, is immediately recognized in earnings.
Foreign Currency Management
We manufacture and sell our products in a number of countries throughout the world and, as a result, are exposed to movements in foreign currency exchange rates. The purpose of our foreign currency hedging program is to reduce the risk caused by short-term changes in exchange rates.
To manage this exchange rate risk, we primarily utilize forward contracts and options with maturities of less than 18 months and currency swaps with maturities up to 5 years. These instruments are intended to offset the effect of exchange rate fluctuations on forecasted sales, inventory purchases, intercompany royalties and intercompany loans denominated in foreign currencies and are therefore accounted for as cash flow hedges. The fair value of these instruments at June 30, 2006 and 2005 was $25 and $47 in assets and $58 and $131 in liabilities, respectively. The effective portion of the changes in fair value of these instruments is reported in other comprehensive income and reclassified into earnings in the same financial statement line item and in the same period or periods during which the related hedged transactions affect earnings. The ineffective portion, which is not material for any year presented, is immediately recognized in earnings.
Certain instruments used to manage foreign exchange exposure of intercompany financing transactions, income from international operations and other balance sheet items subject to revaluation do not meet the requirements for hedge accounting treatment. In these cases, the change in value of the instruments is designed to offset the foreign currency impact of the related exposure. The fair value of these instruments at June 30, 2006 and 2005 was $17 and $57 in assets and $19 and $108 in liabilities, respectively. The change in value of these instruments is immediately recognized in earnings. The net impact of such instruments, included in selling, general and administrative expense, was $87, $18 and $80 of gains in 2006, 2005 and 2004, respectively, which substantially offset foreign currency transaction and translation losses of the exposures being hedged.
Net Investment Hedging
We hedge certain net investment positions in major foreign subsidiaries. To accomplish this, we either borrow directly in foreign currency and designate all or a portion of foreign currency debt as a hedge of the applicable net investment position or enter into foreign currency swaps that are designated as hedges of our related foreign net investments. Under SFAS 133, changes in the fair value of these instruments are immediately recognized in other comprehensive income, to offset the change in the value of the net investment being hedged. Currency effects of these hedges reflected in other comprehensive income were a $786 after-tax loss, a $135 after-tax gain and a $348 after-tax loss in 2006, 2005 and 2004, respectively. Accumulated net balances were $1,237 and $451 after-tax losses in 2006 and 2005, respectively.
Commodity Price Management
Certain raw materials utilized in our products or production processes are subject to price volatility caused by weather, supply conditions, political and economic variables and other unpredictable factors. To manage the volatility related to anticipated purchases of certain of these materials, we use futures and options with maturities generally less than one year and swap contracts with maturities up to five years. These market instruments generally are designated as cash flow hedges under SFAS 133. The effective portion of the changes in fair value for these instruments is reported in other comprehensive income and reclassified into earnings in the same financial statement line item and in the same period or periods during which the hedged transactions affect earnings. The ineffective portion is immediately recognized in earnings. The impact of the Company’s commodity hedging activity was not material to our financial statements for any of the years presented.
Millions of dollars except per share amounts or otherwise specified.

54 The Procter & Gamble Company and Subsidiaries	Notes to Consolidated Financial Statements
NOTE 7
EARNINGS PER SHARE
Net earnings less preferred dividends (net of related tax benefits) are divided by the weighted average number of common shares outstanding during the year to calculate basic net earnings per common share. Diluted net earnings per common share are calculated to give effect to stock options and other stock-based awards and assuming conversion of preferred stock (see Note 9).
Net earnings and common shares used to calculate basic and diluted net earnings per share were as follows:

Years ended June 30	2006	2005	2004

NET EARNINGS	$8,684	$6,923	$6,156
Preferred dividends, net of tax benefit	(148)	(136)	(131)

NET EARNINGS AVAILABLE TO COMMON SHAREHOLDERS	8,536	6,787	6,025

Preferred dividends, net of tax benefit	148	136	131
Preferred dividend impact on funding of ESOP	—	(1)	(4)

DILUTED NET EARNINGS	8,684	6,922	6,152

Shares in millions; Years ended June 30	2006	2005	2004

Basic weighted average common shares outstanding	3,054.9	2,515.6	2,580.1
Effect of dilutive securities
Conversion of preferred shares (1)	154.1	158.3	164.0
Exercise of stock options and other unvested equity awards (2)	76.9	63.2	55.3

DILUTED WEIGHTED AVERAGE COMMON SHARES OUTSTANDING	3,285.9	2,737.1	2,799.4

(1)	Despite being included currently in diluted net earnings per common share, the actual conversion to common stock occurs pursuant to the repayment of the ESOP debt through 2021.

(2)	Approximately 44 million in 2006, 48 million in 2005 and 43 million in 2004 of the Company’s outstanding stock options were not included in the diluted net earnings per share calculation because to do so would have been antidilutive (i.e., the total proceeds upon exercise would have exceeded market value).
NOTE 8
STOCK-BASED COMPENSATION
We have a primary stock-based compensation plan under which stock options are granted annually to key managers and directors with exercise prices equal to the market price of the underlying shares on the date of grant. Grants were made under plans approved by shareholders in 2001, 2003 and 2004. A total of 249 million shares of common stock were authorized for issuance under these plans of which 123 million remain available for grant. Grants issued since September 2002 are vested after three years and have a 10-year life. Grants issued from July 1998 through August 2002 are vested after three years and have a 15-year life, while grants issued prior to July 1998 are vested after one year and have a 10-year life. In addition to our key manager and director grants, we make other minor stock option grants to employees for which vesting terms and option lives are not substantially different.
As discussed in Note 1, effective July 1, 2005, we adopted SFAS 123(R) on a modified retrospective basis to account for our stock-based compensation plans. Total stock-based compensation expense for stock option grants was $526, $459 and $445 for 2006, 2005 and 2004, respectively. The total income tax benefit recognized in the income statement for these stock-based compensation arrangements was $140, $125 and $120 for 2006, 2005 and 2004, respectively. We also make minor grants of restricted stock, restricted stock units and other stock-based grants to certain employees. Total compensation cost for these restricted stock, restricted stock units and other stock-based grants, which are generally expensed at grant date, was $59, $65 and $46 in 2006, 2005 and 2004, respectively.
In calculating the compensation expense for options granted, we have estimated the fair value of each grant issued through December 31, 2004 using the Black-Scholes option-pricing model. Effective January 1, 2005, we utilize a binomial lattice-based model for the valuation of stock option grants. The utilization of the binomial lattice-based model did not have a significant impact on the valuation of stock options as compared to the Black-Scholes model. Assumptions utilized in the model, which are evaluated and revised, as necessary, to reflect market conditions and experience, are as follows:

Years ended June 30	2006	2005	2004

Interest rate	4.5%–4.7%	3.2% – 4.5%	3.8%
Weighted average interest rate	4.6%	4.4%	—
Dividend yield	1.9%	1.9%	1.8%
Expected volatility	15%–20%	15% – 20%	20%
Weighted average volatility	19%	20%	—

Expected life in years	9	9	8

Because lattice-based option valuation models incorporate ranges of assumptions for inputs, those ranges are disclosed for the period of time that lattice-based models were employed. Expected volatilities are based on a combination of historical volatility of our stock and implied volatilities of call options on our stock. We use historical data
Millions of dollars except per share amounts or otherwise specified.

Notes to Consolidated Financial Statements	The Procter & Gamble Company and Subsidiaries 55
to estimate option exercise and employee termination patterns within the valuation model. The expected term of options granted is derived from the output of the option valuation model and represents the period of time that options granted are expected to be outstanding. The interest rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.
In connection with the Gillette acquisition, we issued 70 million fully vested Procter & Gamble stock options valued at $1.22 billion to current and former Gillette employees in exchange for fully vested Gillette stock options. We also issued 9 million unvested Procter & Gamble stock options valued at $102 in exchange for Gillette stock options that were not yet vested as of the acquisition date. Vesting terms and option lives are not substantially different from our key manager option grants.
A summary of options under the plans as of June 30, 2006 and activity during the year then ended is presented below:

			Weighted Avg.
			Remaining	Aggregate
		Weighted Avg.	Contractual	Intrinsic Value
Options in thousands	Options	Exercise Price	Life in Years	(in millions)

Outstanding, beginning of year	287,183	$41.07
Issued in Gillette acquisition	79,447	41.36
Granted	33,904	59.97
Exercised	(36,623)	32.54
Canceled	(1,559)	55.38

OUTSTANDING, END OF YEAR	362,352	43.71	7.3	$4,472

EXERCISABLE	252,689	39.04	5.7	4,196

The weighted average grant-date fair value of options granted was $16.30, $14.34 and $12.50 per share in 2006, 2005 and 2004, respectively. The total intrinsic value of options exercised was $815, $526 and $537 in 2006, 2005 and 2004, respectively. The total grant-date fair value of options that vested during 2006, 2005 and 2004 was $388, $532 and $620, respectively. We have no specific policy to repurchase common shares to mitigate the dilutive impact of options; however, we have historically made adequate discretionary purchases, based on cash availability, market trends and other factors, to satisfy stock option exercise activity.
At June 30, 2006, there was $647 of compensation cost that has not yet been recognized related to nonvested stock-based awards. That cost is expected to be recognized over a remaining weighted average period of 1.9 years.
Cash received from options exercised was $1,229, $455 and $555 in 2006, 2005 and 2004, respectively. The actual tax benefit realized for the tax deductions from option exercises totaled $242, $149 and $161 in 2006, 2005 and 2004, respectively.
NOTE 9
POSTRETIREMENT BENEFITS AND EMPLOYEE STOCK OWNERSHIP PLAN
We offer various postretirement benefits to our employees.
Defined Contribution Retirement Plans
We have defined contribution plans which cover the majority of our U.S. employees, as well as employees in certain other countries. These plans are fully funded. We generally make contributions to participants’ accounts based on individual base salaries and years of service. For the primary U.S. defined contribution plan, the contribution rate is set annually. Total contributions for this plan approximated 15% of total participants‘ annual wages and salaries in 2006, 2005 and 2004.
We maintain The Procter & Gamble Profit Sharing Trust (Trust) and Employee Stock Ownership Plan (ESOP) to provide a portion of the funding for the primary U.S. defined contribution plan, as well as other retiree benefits. Operating details of the ESOP are provided at the end of this Note. The fair value of the ESOP Series A shares allocated to participants reduces our cash contribution required to fund the primary U.S. defined contribution plan. Total defined contribution expense, which is largely composed of the primary U.S. defined contribution plan, was $249, $215 and $286 in 2006, 2005 and 2004, respectively.
Defined Benefit Retirement Plans and Other Retiree Benefits
We offer defined benefit pension plans to certain employees. These benefits relate primarily to local plans outside the U.S., and to a lesser extent, plans assumed in the Gillette acquisition covering U.S. employees.
We also provide certain other retiree benefits, primarily health care and life insurance, for the majority of our U.S. employees who become eligible for these benefits when they meet minimum age and service requirements. Generally, the health care plans require cost sharing with retirees and pay a stated percentage of expenses, reduced by deductibles and other coverages. These benefits are primarily funded by ESOP Series B shares as well as certain other assets contributed by the Company.
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
Obligation and Funded Status. We use a June 30 measurement date for our defined benefit retirement plans and other retiree benefit plans. The following provides a reconciliation of benefit obligations, plan assets and funded status of these plans:

	Pension Benefits(2)		Other Retiree Benefits(3)
Years ended June 30	2006	2005	2006	2005

CHANGE IN BENEFIT OBLIGATION
Benefit obligation at beginning of year (1)	$5,626	$4,616	$3,079	$2,400
Service cost	265	162	97	67
Interest cost	383	241	179	146
Participants’ contributions	19	18	35	33
Amendments	65	45	—	—
Actuarial (gain) loss	(754)	807	(466)	566
Acquisitions (divestitures)	3,744	(7)	506	—
Curtailments and settlements	(9)	—	—	—
Special termination benefits	—	—	1	2
Currency translation and other	247	(35)	22	9
Benefit payments	(342)	(221)	(167)	(144)

BENEFIT OBLIGATION AT END OF YEAR (1)	9,244	5,626	3,286	3,079

CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning of year	$2,572	$2,263	$2,700	$2,843
Actual return on plan assets	481	201	234	(44)
Acquisitions	2,889	—	288	—
Employer contributions	427	310	21	11
Participants’ contributions	19	18	35	33
Currency translation	157	1	(1)	1
ESOP debt impacts(4)	—	—	(19)	—
Benefit payments	(342)	(221)	(167)	(144)

FAIR VALUE OF PLAN ASSETS AT END OF YEAR	6,203	2,572	3,091	2,700

FUNDED STATUS	(3,041)	(3,054)	(195)	(379)

(1)	For the pension benefit plans, the benefit obligation is the projected benefit obligation. For other retiree benefit plans, the benefit obligation is the accumulated postretirement benefit obligation.

(2)	Primarily non-U.S.-based defined benefit retirement plans.

(3)	Primarily U.S.-based other postretirement benefit plans.

(4)	Represents increases in the ESOP’s debt, which is netted against plan assets for Other Retiree Benefits.

	Pension Benefits		Other Retiree Benefits
Years ended June 30	2006	2005	2006	2005

CALCULATION OF NET AMOUNT RECOGNIZED
Funded status at end of year	$(3,041)	$(3,054)	$(195)	$(379)
Unrecognized net actuarial loss	672	1,641	275	606
Unrecognized transition amount	7	9	—	—
Unrecognized prior service cost	146	81	(220)	(242)

NET AMOUNT RECOGNIZED	(2,216)	(1,323)	(140)	(15)

CLASSIFICATION OF NET AMOUNT RECOGNIZED
Prepaid benefit cost	$386	$207	$255	$138
Accrued benefit cost	(2,766)	(2,180)	(395)	(153)
Intangible asset	74	123	—	—
Accumulated other comprehensive income	90	527	—	—

NET AMOUNT RECOGNIZED	(2,216)	(1,323)	(140)	(15)

The underfunding of pension benefits is primarily a function of the different funding incentives that exist outside of the U.S. In certain countries where we have major operations, there are no legal requirements or financial incentives provided to companies to pre-fund pension obligations. In these instances, benefit payments are typically paid directly from the Company‘s cash as they become due.
The accumulated benefit obligation for all defined benefit retirement plans was $8,013 and $4,610 at June 30, 2006 and June 30, 2005, respectively. Plans with accumulated benefit obligations in excess of plan assets and plans with projected benefit obligations in excess of plan assets consist of the following:

	Accumulated Benefit		Projected Benefit
	Obligation Exceeds Fair		Obligation Exceeds Fair
	Value of Plan Assets		Value of Plan Assets
Years ended June 30	2006	2005	2006	2005

Projected benefit obligation	$5,597	$3,567	$7,695	$5,442
Accumulated benefit obligation	4,912	3,018	6,544	4,441
Fair value of plan assets	2,684	876	4,498	2,382

Millions of dollars except per share amounts or otherwise specified.

Notes to Consolidated Financial Statements	The Procter & Gamble Company and Subsidiaries 57
Net Periodic Benefit Cost. Components of the net periodic benefit cost were as follows:

	Pension Benefits			Other Retiree Benefits
Years ended June 30	2006	2005	2004	2006	2005	2004

Service cost	$265	$162	$157	$97	$67	$89
Interest cost	383	241	204	179	146	172
Expected return on plan assets	(353)	(185)	(153)	(372)	(333)	(329)
Amortization of deferred amounts	7	6	3	(22)	(22)	(1)
Curtailment and settlement (gain) loss	(4)	13	—	—	—	—
Recognized net actuarial loss	76	31	28	6	1	1

GROSS BENEFIT COST	374	268	239	(112)	(141)	(68)

Dividends on ESOP preferred stock	—	—	—	(78)	(73)	(73)

NET PERIODIC BENEFIT COST (CREDIT)	374	268	239	(190)	(214)	(141)

Assumptions. We determine our actuarial assumptions on an annual basis. These assumptions are weighted to reflect each country that may have an impact on the cost of providing retirement benefits. The weighted average assumptions for the defined benefit and other retiree benefit calculations, as well as assumed health care trend rates are as follows:

	Pension Benefits		Other Retiree Benefits
Years ended June 30	2006	2005	2006	2005

ASSUMPTIONS USED TO DETERMINE BENEFIT OBLIGATIONS (1)
Discount rate	5.2%	4.5%	6.3%	5.1%
Rate of compensation increase	3.0%	2.8%	—	—

ASSUMPTIONS USED TO DETERMINE NET PERIODIC BENEFIT COST (2)
Discount rate	4.7%	5.2%	5.2%	6.1%
Expected return on plan assets	7.3%	7.2%	9.2%	9.5%
Rate of compensation increase	3.2%	3.1%	—	—

ASSUMED HEALTH CARE COST TREND RATES
Health care cost trend rates assumed for next year(3)	—	—	10.0%	9.6%
Rate to which the health care cost trend rate is assumed to decline (ultimate trend rate)	—	—	5.1%	5.1%
Year that the rate reaches the ultimate trend rate	—	—	2012	2011

(1)	Determined as of end of year.

(2)	Determined as of beginning of year, and adjusted for acquisitions.

(3)	Rate is applied to current plan costs net of Medicare; estimated initial rate for “gross eligible charges” (charges inclusive of Medicare) is 7.7% for 2006 and 2005.
Several factors are considered in developing the estimate for the long-term expected rate of return on plan assets. For the defined benefit plans, these include historical rates of return of broad equity and bond indices and projected long-term rates of return obtained from pension investment consultants. The expected long-term rates of return for plan assets are 8% – 9% for equities and 5% – 6% for bonds. For other retiree benefit plans, the expected long-term rate of return reflects the fact that the assets are comprised primarily of Company stock. The expected rate of return on Company stock is based on the long-term projected return of 9.5% and reflects the historical pattern of favorable returns on the Company‘s stock relative to broader market indices (e.g., S&P 500).
Millions of dollars except per share amounts or otherwise specified.

58 The Procter & Gamble Company and Subsidiaries	Notes to Consolidated Financial Statements
Assumed health care cost trend rates could have a significant effect on the amounts reported for the other retiree benefit plans. A one-percentage point change in assumed health care cost trend rates would have the following effects:

	One-Percentage	One-Percentage
	Point Increase	Point Decrease

Effect on total of service and interest cost components	$57	$(41)
Effect on postretirement benefit obligation	484	(371)

Plan Assets. Our target asset allocation for the year ending June 30, 2007 and actual asset allocation by asset category as of June 30, 2006, and 2005, are as follows:

	Target Asset Allocation
Asset Category	Pension Benefits	Other Retiree Benefits

Equity securities (1)	51%	96%
Debt securities	47%	4%
Real estate	2%	—

TOTAL	100%	100%

	Actual Asset Allocation at June 30
	Pension Benefits		Other Retiree Benefits
Asset Category	2006	2005	2006	2005

Equity securities (1)	59%	64%	96%	99%
Debt securities	39%	33%	4%	1%
Real estate	2%	3%	—	—

TOTAL	100%	100%	100%	100%

(1)	Equity securities for other retiree plan assets include Company stock, net of Series B ESOP debt (see Note 5), of $2,693 and $2,604 as of June 30, 2006 and 2005, respectively.
Our investment objective for defined benefit plan assets is to meet the plans’ benefit obligations, while minimizing the potential for future required Company plan contributions. The investment strategies focus on asset class diversification, liquidity to meet benefit payments and an appropriate balance of long-term investment return and risk. Target ranges for asset allocations are determined by matching the actuarial projections of the plans’ future liabilities and benefit payments with expected long-term rates of return on the assets, taking into account investment return volatility and correlations across asset classes. Plan assets are diversified across several investment managers and are generally invested in liquid funds that are selected to track broad market equity and bond indices. Investment risk is carefully controlled with plan assets rebalanced to target allocations on a periodic basis and continual monitoring of investment managers’ performance relative to the investment guidelines established with each investment manager.
Cash Flows. Management's best estimate of our cash requirements for the defined benefit plans and other retiree benefit plans for the year ending June 30, 2007 is $398 and $24, respectively. For the defined benefit plans, this is comprised of $137 in expected benefit payments from the Company directly to participants of unfunded plans and $261 of expected contributions to funded plans. For other retiree benefit plans, this is comprised of expected contributions that will be used directly for benefit payments. Expected contributions are dependent on many variables, including the variability of the market value of the plan assets as compared to the benefit obligation and other market or regulatory conditions. In addition, we take into consideration our business investment opportunities and resulting cash requirements. Accordingly, actual funding may differ significantly from current estimates.
Total benefit payments expected to be paid to participants, which include payments funded from the Company’s assets, as discussed above, as well as payments paid from the plans, are as follows:

		Other
Years ended June 30	Pension Benefits	Retiree Benefits

Expected benefit payments
2007	$399	$190
2008	407	207
2009	405	223
2010	414	237
2011	426	251
2012 – 2016	2,337	1,367

Employee Stock Ownership Plan
We maintain the ESOP to provide funding for certain employee benefits discussed in the preceding paragraphs.
The ESOP borrowed $1.00 billion in 1989 and the proceeds were used to purchase Series A ESOP Convertible Class A Preferred Stock to fund a portion of the defined contribution retirement plan in the U.S. Principal and interest requirements of the borrowing were paid by the Trust from dividends on the preferred shares and from advances from the Company. The final payment for the original borrowing of $1.00 billion was made in 2004. Advances from the Company of $237 remain outstanding at June 30, 2006. Each share is convertible at the option of the holder into one share of the Company’s common stock. The dividend for the current year was $1.15 per share. The liquidation value is $6.82 per share.
In 1991, the ESOP borrowed an additional $1.00 billion. The proceeds were used to purchase Series B ESOP Convertible Class A Preferred Stock to fund a portion of retiree health care benefits. These shares, net of the ESOP’s debt, are considered plan assets of the Other Retiree Benefits plan discussed above. Debt service requirements are funded by preferred stock dividends, cash contributions and advances from the Company, of which $51 is outstanding at June 30, 2006. Each share is convertible at the option of the holder into one share of the Company’s common stock. The dividend for the current year was $1.15 per share. The liquidation value is $12.96 per share.
Millions of dollars except per share amounts or otherwise specified.

Notes to Consolidated Financial Statements	The Procter & Gamble Company and Subsidiaries 59
As permitted by SOP 93-6, “Employers Accounting for Employee Stock Ownership Plans,” we have elected, where applicable, to continue our practices, which are based on SOP 76-3, “Accounting Practices for Certain Employee Stock Ownership Plans.” ESOP debt, which is guaranteed by the Company, is recorded as debt (see Note 5). Preferred shares issued to the ESOP are offset by the Reserve for ESOP Debt Retirement in the Consolidated Balance Sheets and the Consolidated Statements of Shareholders’ Equity. Advances to the ESOP are recorded as an increase in the Reserve for ESOP Debt Retirement. Interest incurred on the ESOP debt is recorded as interest expense. Dividends on all preferred shares, net of related tax benefits, are charged to retained earnings.
The preferred shares of the ESOP are allocated to employees based on debt service requirements, net of advances made by the Company to the Trust. The number of preferred shares outstanding at June 30 was as follows:

Shares in thousands; June 30	2006	2005	2004

Allocated	61,614	61,904	62,511
Unallocated	23,125	25,623	28,296

TOTAL SERIES A	84,739	87,527	90,807

Allocated	21,733	21,989	21,399
Unallocated	45,594	46,338	48,528

TOTAL SERIES B	67,327	68,327	69,927

For purposes of calculating diluted net earnings per common share, the preferred shares held by the ESOP are considered converted from inception. Diluted net earnings are calculated assuming that all preferred shares are converted to common, and therefore are adjusted to reflect the incremental ESOP funding that would be required due to the prior year difference in dividend rate between preferred and common shares (see Note 7).
In connection with the Gillette acquisition, we assumed the Gillette ESOP, which was established to assist Gillette employees in financing retiree medical costs. These ESOP accounts are held by participants and must be used to reduce the Company’s other retiree benefit obligations. Such accounts reduced our obligation by $212 at June 30, 2006.
NOTE 10
INCOME TAXES
Under SFAS 109, “Accounting for Income Taxes,” income taxes are recognized for the amount of taxes payable for the current year and for the impact of deferred tax liabilities and assets, which represent future tax consequences of events that have been recognized differently in the financial statements than for tax purposes. Deferred tax assets and liabilities are established using the enacted statutory tax rates and are adjusted for any changes in such rates in the period of change.
Management judgment is required in evaluating tax positions and other items that factor into determining tax provisions. Management believes its tax positions and related provisions reflected in the consolidated financial statements are fully supportable. We establish reserves for additional income taxes related to positions that may be challenged by local authorities and may not be fully sustained, despite our belief that the underlying tax positions are fully supportable. In such cases, the reserves for additional taxes are based on management‘s best estimate of the ultimate outcome. These reserves are reviewed on an ongoing basis and are adjusted in light of changing facts and circumstances, including progress on tax audits, changes in interpretations of tax laws, developments in case law and closing of statutes of limitation. Our tax provision includes the impact of recording reserves and any changes thereto. We have a number of tax audits in process and have open tax years with various significant taxing jurisdictions that range primarily from 1995 to 2006. Based on currently available information, we do not believe the ultimate outcome of these tax audits and other tax positions related to open tax years, when finalized, will have a material adverse effect on our financial position, results of operations or cash flows.
Earnings before income taxes consisted of the following:

Years ended June 30	2006	2005	2004

United States	$7,410	$6,266	$5,760
International	5,003	3,715	3,145

	12,413	9,981	8,905

Millions of dollars except per share amounts or otherwise specified.

60 The Procter & Gamble Company and Subsidiaries	Notes to Consolidated Financial Statements
The income tax provision consisted of the following:

Years ended June 30	2006	2005	2004

CURRENT TAX EXPENSE
U.S. federal	$1,961	$1,466	$1,477
International	1,702	886	817
U.S. state and local	178	142	113

	3,841	2,494	2,407

DEFERRED TAX EXPENSE
U.S. federal	226	215	281
International and other	(338)	349	61

	(112)	564	342

TOTAL TAX EXPENSE	3,729	3,058	2,749

A reconciliation of the U.S. federal statutory income tax rate to our actual income tax rate is provided below:

Years ended June 30	2006	2005	2004

U.S. federal statutory income tax rate	35.0%	35.0%	35.0%
Country mix impacts of foreign operations	-3.6%	-4.8%	-3.9%
AJCA repatriation tax charge	—	2.8%	—
Income tax reserve adjustments	-1.5%	-2.3%	—
Other	0.1%	-0.1%	-0.2%

EFFECTIVE INCOME TAX RATE	30.0%	30.6%	30.9%

Income tax reserve adjustments represent changes in estimated exposures related to prior year tax positions. Tax benefits credited to shareholders’ equity totaled $174 and $237 for the years ended June 30, 2006 and 2005, respectively. These primarily relate to the tax effects of net investment hedges and the minimum pension liability, as well as excess tax benefits from the exercise of stock options.
The American Jobs Creation Act of 2004 (the “AJCA”) permitted U.S. corporations to repatriate earnings of foreign subsidiaries at a onetime favorable effective federal statutory tax rate of 5.25% as compared to the highest corporate tax rate of 35%. For the year ended June 30, 2006, we repatriated $7.20 billion in earnings previously considered indefinitely invested. We provided for $295 of deferred income tax expense associated with this repatriation in the year ended June 30, 2005.
We have undistributed earnings of foreign subsidiaries of approximately $16 billion at June 30, 2006, for which deferred taxes have not been provided. Such earnings are considered indefinitely invested in the foreign subsidiaries. If such earnings were repatriated, additional tax expense may result, although the calculation of such additional taxes is not practicable.
Deferred income tax assets and liabilities were comprised of the following:

June 30	2006	2005

DEFERRED TAX ASSETS
Stock-based compensation	$1,063	$998
Loss and other carryforwards	615	406
Pension and postretirement benefits	547	295
Unrealized loss on financial and foreign exchange transactions	507	503
Advance payments	219	257
Accrued marketing and promotion expense	183	137
Accrued Gillette exit costs	173	—
Fixed assets	87	127
Other	1,044	900
Valuation allowances	(398)	(386)

	4,040	3,237

DEFERRED TAX LIABILITIES
Goodwill and other intangible assets	$12,036	$1,396
Fixed assets	1,861	1,487
AJCA repatriation	—	303
Other	436	597

	14,333	3,783

Net operating loss carryforwards were $2,134 and $1,418 at June 30, 2006 and 2005, respectively. If unused, $474 will expire between 2007 and 2026. The remainder, totaling $1,660 at June 30, 2006, may be carried forward indefinitely.
NOTE 11
COMMITMENTS AND CONTINGENCIES
Guarantees
In conjunction with certain transactions, primarily divestitures, we may provide routine indemnifications (e.g., retention of previously existing environmental, tax and employee liabilities) whose terms range in duration and often are not explicitly defined. Generally, the maximum obligation under such indemnifications is not explicitly stated and, as a result, the overall amount of these obligations cannot be reasonably estimated. Other than obligations recorded as liabilities at the time of divestiture, we have not made significant payments for these indemnifications. We believe that if we were to incur a loss on any of these matters, the loss would not have a material effect on our financial position, results of operations or cash flows.
In certain situations, we guarantee loans for suppliers and customers. The total amount of guarantees issued under such arrangements is not material.
Millions of dollars except per share amounts or otherwise specified.

Notes to Consolidated Financial Statements	The Procter & Gamble Company and Subsidiaries 61
Off-Balance Sheet Arrangements
We do not have off-balance sheet financing arrangements, including variable interest entities, under FIN 46, “Consolidation of Variable Interest Entities,” that have a material impact on our financial statements.
Purchase Commitments
We have purchase commitments for materials, supplies, services and property, plant and equipment as part of the normal course of business. Commitments made under take-or-pay obligations are as follows: 2007 – $1,940; 2008 – $1,008; 2009 – $585; 2010 – $505 and 2011 – $497. Such amounts represent future purchases in line with expected usage to obtain favorable pricing. Approximately 50% of our purchase commitments relate to service contracts for information technology, human resources management and facilities management activities that were outsourced in recent years. Due to the proprietary nature of many of our materials and processes, certain supply contracts contain penalty provisions for early termination. We do not expect to incur penalty payments under these provisions that would materially affect our financial condition, cash flows or results of operations.
Operating Leases
We lease certain property and equipment for varying periods. Future minimum rental commitments under noncancelable operating leases are as follows: 2007 – $269; 2008 – $212; 2009 – $182; 2010 – $168; 2011 – $140 and $428 thereafter.
Litigation
We are subject to various lawsuits and claims with respect to matters such as governmental regulations, income taxes and other actions arising out of the normal course of business. While considerable uncertainty exists, in the opinion of management and our counsel, the ultimate resolution of the various lawsuits and claims will not materially affect our financial condition, cash flows or results of operations. We are also subject to contingencies pursuant to environmental laws and regulations that in the future may require us to take action to correct the effects on the environment of prior manufacturing and waste disposal practices. Based on currently available information, we do not believe the ultimate resolution of environmental remediation will have a material adverse effect on our financial position, cash flows or results of operations.
NOTE 12
SEGMENT INFORMATION
We are organized under three Global Business Units as follows:
•	Beauty and Health includes the Beauty and the Health Care businesses. Beauty includes retail and professional hair care, skin care, feminine care, cosmetics, fine fragrances and personal cleansing. Health Care includes oral care and pharmaceuticals and personal health care.
•	Household Care includes the Fabric Care and Home Care, the Baby Care and Family Care and the Pet Health, Snacks and Coffee businesses. Fabric Care and Home Care includes laundry detergents, dish care, fabric enhancers, surface care, air care and commercial products. Baby Care and Family Care includes diapers, baby wipes, bath tissue and kitchen towels. Pet Health, Snacks and Coffee includes pet food, salted snacks and coffee.
•	Gillette GBU includes the Blades and Razors and the Duracell and Braun businesses. Blades and Razors includes men’s and women’s blades and razors. Duracell and Braun includes batteries, electric razors and small appliances.
Under U.S. GAAP, we have seven reportable segments: Beauty; Health Care; Fabric Care and Home Care; Baby Care and Family Care; Pet Health, Snacks and Coffee; Blades and Razors and Duracell and Braun. The accounting policies of the businesses are generally the same as those described in Note 1. Differences between these policies and U.S. GAAP primarily reflect: income taxes, which are reflected in the businesses using applicable blended statutory rates; the recording of fixed assets at historical exchange rates in certain high-inflation economies and the treatment of certain unconsolidated investees. Certain unconsolidated investees are managed as integral parts of our business units for management reporting purposes. Accordingly, these partially owned operations are reflected as consolidated subsidiaries in business results, with 100% recognition of the individual income statement line items through before-tax earnings. Eliminations to adjust these line items to U.S. GAAP are included in Corporate. In determining after-tax earnings for the businesses, we eliminate the share of earnings applicable to other ownership interests, in a manner similar to minority interest, and apply statutory tax rates. Adjustments to arrive at our effective tax rate are also included in Corporate.
Corporate includes certain operating and non-operating activities that are not reflected in the operating results used internally to measure and evaluate the businesses, as well as eliminations to adjust management reporting principles to U.S. GAAP. Operating activities in Corporate include the results of incidental businesses managed at the corporate level along with the elimination of individual revenues and expenses generated by companies over which we exert significant influence, but do not control. Operating elements also comprise certain employee benefit costs and other general corporate items. The non-operating elements include financing and investing activities. In addition, Corporate includes the historical results of certain divested businesses, including the Juice business, which was divested in August of 2004. Corporate assets primarily include cash, investment securities and all goodwill.
We had net sales in the U.S. of $29,462, $25,342 and $23,688 for the years ended June 30, 2006, 2005 and 2004, respectively. Assets in the U.S. totaled $75,444 and $25,399 as of June 30, 2006 and 2005, respectively.
Our largest customer, Wal-Mart Stores, Inc. and its affiliates, accounted for 15%, 16% and 17% of consolidated net sales in 2006, 2005 and 2004, respectively.
Millions of dollars except per share amounts or otherwise specified.

62 The Procter & Gamble Company and Subsidiaries	Notes to Consolidated Financial Statements

			Before-Tax		Depreciation &		Capital
		Net Sales	Earnings	Net Earnings	Amortization	Total Assets	Expenditures

BEAUTY	2006	$21,126	$4,359	$3,106	$535	$13,498	$577
	2005	19,721	3,977	2,752	535	11,494	535
	2004	17,346	3,448	2,246	498	11,547	440

HEALTH CARE	2006	7,852	1,740	1,167	234	7,644	162
	2005	6,078	1,210	811	161	2,536	112
	2004	5,386	1,113	745	131	2,359	125

TOTAL BEAUTY AND HEALTH	2006	28,978	6,099	4,273	769	21,142	739
	2005	25,799	5,187	3,563	696	14,030	647
	2004	22,732	4,561	2,991	629	13,906	565

FABRIC CARE AND HOME CARE	2006	17,149	3,553	2,369	435	6,928	567
	2005	15,796	3,186	2,129	391	6,845	647
	2004	14,361	3,270	2,176	352	5,876	544

BABY CARE AND FAMILY CARE	2006	11,972	2,071	1,299	612	7,339	739
	2005	11,652	1,924	1,197	580	7,272	684
	2004	10,494	1,512	919	548	7,145	707

PET HEALTH, SNACKS AND COFFEE	2006	4,383	627	385	159	2,122	150
	2005	4,314	714	444	162	2,197	142
	2004	4,020	594	367	161	2,154	157

TOTAL HOUSEHOLD CARE	2006	33,504	6,251	4,053	1,206	16,389	1,456
	2005	31,762	5,824	3,770	1,133	16,314	1,473
	2004	28,875	5,376	3,462	1,061	15,175	1,408

BLADES AND RAZORS (1)	2006	3,499	1,076	781	489	24,575	271
	2005	—	—	—	—	—	—
	2004	—	—	—	—	—	—

DURACELL AND BRAUN (1)	2006	2,924	400	273	155	7,384	108
	2005	—	—	—	—	—	—
	2004	—	—	—	—	—	—

TOTAL GILLETTE GBU (1)	2006	6,423	1,476	1,054	644	31,959	379
	2005	—	—	—	—	—	—
	2004	—	—	—	—	—	—

CORPORATE	2006	(683)	(1,413)	(696)	8	66,205	93
	2005	(820)	(1,030)	(410)	55	31,183	61
	2004	(200)	(1,032)	(297)	43	27,967	51

TOTAL COMPANY	2006	68,222	12,413	8,684	2,627	135,695	2,667
	2005	56,741	9,981	6,923	1,884	61,527	2,181
	2004	51,407	8,905	6,156	1,733	57,048	2,024

(1)	Reflects information for the nine months ended June 30, 2006.
Millions of dollars except per share amounts or otherwise specified.

Notes to Consolidated Financial Statements	The Procter & Gamble Company and Subsidiaries 63
NOTE 13
QUARTERLY RESULTS (UNAUDITED)

Quarters ended		Sept 30	Dec 31	Mar 31	Jun 30	Total Year

NET SALES	2005 - 2006	$14,793	$18,337	$17,250	$17,842	$68,222
	2004 - 2005	13,744	14,452	14,287	14,258	56,741

OPERATING INCOME	2005 - 2006	3,057	3,892	3,351	2,949	13,249
	2004 - 2005	2,789	2,982	2,542	2,156	10,469

NET EARNINGS (1)	2005 - 2006	2,029	2,546	2,211	1,898	8,684
	2004 - 2005	1,942	1,975	1,614	1,392	6,923

DILUTED NET EARNINGS PER COMMON SHARE	2005 - 2006	$0.77	$0.72	$0.63	$0.55	$2.64
	2004 - 2005	0.70	0.72	0.59	0.52	2.53

(1)	The June 30, 2005 quarter includes a $295 tax provision related to foreign earnings to be repatriated under AJCA, partially offset by a reversal of a tax provision initially recorded in the March 31, 2005 quarter for anticipated dividends from foreign subsidiaries that were subsequently incorporated into our AJCA repatriation plans.
Millions of dollars except per share amounts or otherwise specified.

64 The Procter & Gamble Company and Subsidiaries
Corporate Officers

CORPORATE	BEAUTY AND HEALTH	HOUSEHOLD CARE	GILLETTE GBU	GLOBAL OPERATIONS
A.G. Lafley	Susan E. Arnold	Bruce L. Byrnes	James M. Kilts (1)	Robert A. McDonald
Chairman of the Board,	Vice Chairman —	Vice Chairman	Vice Chairman	Vice Chairman —
President and Chief	Beauty and Health	of the Board —	of the Board —	Global Operations
Executive		Household Care	Gillette GBU
	Christopher de Lapuente			Werner Geissler
Richard L. Antoine	Group President —	Dimitri Panayotopoulos	Mark M. Leckie	Group President —
Global Human Resources	Global Professional	Group President —	Group President —	Central & Eastern Europe,
Officer	& Retail Hair Care	Global Fabric Care	Gillette GBU	Middle East and Africa

G. Gilbert Cloyd	A. Bruce Cleverly	Robert A. Steele	Charles V. Bergh	Laurent L. Philippe
Chief Technology Officer	President —	Group President —	President on Special	Group President —
	Global Oral Care	Global Household Care	Assignment —	Western Europe
Clayton C. Daley, Jr.			Blades & Razors
Chief Financial Officer	Mark A. Collar	Fabrizio Freda		Edward D. Shirley
	President —	President —	Michael T. Cowhig	Group President —
R. Keith Harrison, Jr.	Global Pharmaceuticals	Global Snacks	President —	North America
Global Product Supply	& Personal Health		Global Technical &
Officer		Jorge S. Mesquita	Manufacturing	Ravi Chaturvedi
	Paolo de Cesare	President —		President —
James J. Johnson	President —	Global Home Care &	Bracken Darrell	Northeast Asia
Chief Legal Officer	Global Skin Care	Commercial Products	President —
& Secretary			Braun	Deborah A. Henretta
	Carsten Fischer	Martin Riant		President —
Mariano Martin	President —	President —	Joseph F. Dooley	ASEAN, Australasia
Global Customer Business	Global Professional Care	Global Baby Care	President —	and India
Development Officer			Duracell
	Melanie Healey	David S. Taylor		Daniela Riccardi
Charlotte R. Otto	President —	President —	Peter K. Hoffman (2)	President —
Global External Relations	Global Feminine Care	Global Family Care	President —	Greater China
Officer	& Adult Care		Global Grooming
		Richard G. Pease		Jeffrey K. Schomburger
Filippo Passerini	Hartwig Langer	Senior Vice President —	Edward F. Guillet	President —
Chief Information &	President —	Human Resources,	Senior Vice President —	Global Wal-Mart Team
Global Services Officer	Global Prestige Products	Household Care	Human Resources,
			Gillette GBU	Jorge A. Uribe
James R. Stengel	Mary Ann Pesce			President —
Global Marketing Officer	President —		John Manfredi	Latin America
	New Business Development,		Senior Vice President —
John P. Goodwin	Deodorants /Male Personal		Corporate Affairs
Vice President & Treasurer	Care & Personal Cleansing

Valarie L. Sheppard	Charles E. Pierce
Vice President	President —
& Comptroller	P&G Oral Care

Steven W. Jemison
Deputy General Counsel

Marc S. Pritchard
President —
Global Strategy

Nabil Y. Sakkab
Senior Vice President —
Corporate Research
& Development

(1)	Retires October 1, 2006.

(2)	Retires January 1, 2007.

The Procter & Gamble Company and Subsidiaries 65
Board of Directors
Norman R. Augustine
Retired Chairman and Chief Executive Officer, Lockheed Martin Corporation and Chairman of the Executive Committee, Lockheed Martin (aerospace, electronics, telecommunications and information management). Director since 1989. Also a Director of The Black and Decker Corporation and ConocoPhillips. Age 71. Chairman of the Compensation & Leadership Development Committee and member of the Innovation & Technology Committee.
Bruce L. Byrnes
Vice Chairman of the Board — Household Care. Director since 2002. Also a Director of Cincinnati Bell Inc. Age 58.
Scott D. Cook
Chairman of the Executive Committee of the Board, Intuit Inc. (a software and web services firm). Director since 2000. Also a Director of Intuit Inc. and eBay Inc. Age 54. Member of the Compensation & Leadership Development and Innovation & Technology Committees.
Joseph T. Gorman
Retired Chairman and Chief Executive Officer, TRW Inc. (automotive, aerospace and information systems) and Chairman and Chief Executive Officer, Moxahela Enterprises LLC (venture capital). Director since 1993. Also a Director of Alcoa Inc., Imperial Chemical Industries plc, Tonsburg Magnesium Group International AB and Vector Intersect Security Acquisition Corporation. Age 68. Chairman of the Finance Committee and member of the Compensation & Leadership Development Committee.
A.G. Lafley
Chairman of the Board, President and Chief Executive of the Company. Director since 2000. Also a Director of General Electric Company and Dell Inc. Age 59.
Charles R. Lee
Retired Chairman of the Board and Co-Chief Executive Officer of Verizon Communications (telecommunication services). Director since 1994. Also a Director of The DIRECTV Group, Marathon Oil Corporation, United Technologies Corporation and US Steel Corporation. Age 66. Chairman of the Governance & Public Responsibility Committee and member of the Audit and Compensation & Leadership Development Committees.
Lynn M. Martin
Former Professor at the J.L. Kellogg Graduate School of Management, Northwestern University and former Chair of the Council for The Advancement of Women and Advisor to the firm of Deloitte & Touche LLP for Deloitte’s internal human resources and minority advancement matters. Director since 1994. Also a Director of AT & T Inc., Ryder System, Inc., Dreyfus Funds and Constellation Energy Group. Age 66. Member of the Finance and Governance & Public Responsibility Committees.
W. James McNerney, Jr.
Chairman of the Board, President and Chief Executive Officer of The Boeing Company (aerospace, commercial jetliners and military defense systems). Director since 2003. Director of The Boeing Company. Age 57. Member of the Audit and Finance Committees.
Johnathan A. Rodgers
President and Chief Executive Officer, TV One, LLC (media and communications). Director since 2001. Age 60. Member of the Innovation & Technology Committee.
John F. Smith, Jr.
Chairman of the Board of Delta Air Lines, Inc. and retired Chairman of the Board and Chief Executive Officer, General Motors Corporation (automobile and related businesses). Director since 1995. Also a Director of Delta Air Lines, Inc. and Swiss Reinsurance Company. Age 68. Chairman of the Audit Committee and member of the Governance & Public Responsibility Committee.
Ralph Snyderman, M.D.
Chancellor Emeritus, James B. Duke Professor of Medicine at Duke University. Director since 1995. Also a Director of Axonyx Inc. and Cardiome Pharma Corporation. Age 66. Chairman of the Innovation & Technology Committee and member of the Audit and Finance Committees.
Margaret C. Whitman
President and Chief Executive Officer, eBay Inc. (a global internet company that includes on-line marketplaces, payments and communications). Director since 2003. Also a Director of eBay Inc. and Dreamworks Animation SKJ, Inc. Age 50. Member of the Compensation & Leadership Development and Governance & Public Responsibility Committees.
Ernesto Zedillo
Former President of Mexico and Director of the Center for the Study of Globalization and Professor in the field of International Economics and Politics at Yale University. Director since 2001. Also a Director of Alcoa Inc. Age 54. Member of the Finance and Governance & Public Responsibility Committees.
THE BOARD OF DIRECTORS HAS FIVE COMMITTEES:
Audit
Compensation & Leadership Development
Finance Governance & Public Responsibility
Innovation & Technology

66 The Procter & Gamble Company and Subsidiaries
Shareholder Information
IF...
•	You need online access or help with your account

•	You want to save costs by receiving future P&G annual reports electronically

•	You are interested in our certificate safekeeping service

•	You want to arrange for direct deposit of dividends

•	You have a lost, stolen or destroyed stock certificate
CALL PERSON-TO-PERSON
•	Shareholder Services representatives are available Monday – Friday, 9 – 4 EST at 1-800-742-6253 (call 1-513-983-3034 outside the USA and Canada)

•	Automated service available after USA business hours
CONTACT P&G — 24 HOURS A DAY
•	Visit us online at www.pg.com/investor where you can get stock purchase information, transaction forms, Company annual reports and webcasts

•	E-mail us at shareholders.im@pg.com

•	Call for financial information at 1-800-764-7483 (call 1-513-945-9990 outside the USA and Canada)
GLOBAL SUSTAINABILITY AND PHILANTHROPY REPORT
This year we combined our philanthropy and sustainability functions. This brings together the long-term strengths of P&G’s Live, Learn and Thrive global cause, which includes the Children’s Safe Drinking Water program, with the focus of global sustainability: ensuring a better quality of life for everyone, now and for generations to come.
We are convinced that, by combining our strengths and focusing on sustainable innovation that can improve lives in small but meaningful ways each and every day, we can achieve P&G’s Purpose and sustain our Company’s growth year after year.
Reflecting this change, we also combined our philanthropy and sustainability reports. Please find our Global Sustainability and Philanthropy Report at www.pg.com/sr.
COMMON STOCK PRICE AND DIVIDENDS

	Price Range
	2005–2006	2005–2006	2004–2005	2004–2005
Quarter Ended	High	Low	High	Low

September 30	$59.46	$51.91	$56.95	$51.50
December 31	59.70	54.62	57.40	50.53
March 31	62.50	57.00	57.04	51.16
June 30	58.73	52.75	56.79	52.37

	Dividends
Quarter Ended	2005–2006	2004–2005

September 30	$0.280	$0.250
December 31	0.280	0.250
March 31	0.280	0.250
June 30	0.310	0.280

CORPORATE HEADQUARTERS
The Procter & Gamble Company
P.O. Box 599
Cincinnati, OH 45201-0599
TRANSFER AGENT/SHAREHOLDER SERVICES
The Procter & Gamble Company
Shareholder Services Department
P.O. Box 5572
Cincinnati, OH 45201-5572
REGISTRAR
The Bank of New York Trust Company, N.A.
Corporate Trust Division
525 Vine Street, Suite 900
Cincinnati, OH 45202
EXCHANGE LISTING
New York, Paris
SHAREHOLDERS OF COMMON STOCK
There were approximately 2,086,000 common stock shareowners, including shareholders of record, participants in the Shareholder Investment Program, participants in P&G stock ownership plans and beneficial owners with accounts at banks and brokerage firms, as of July 3, 2006.
FORM 10-K
Shareholders may obtain a copy of P&G’s 2006 report to the Securities and Exchange Commission on Form 10-K by going to www.pg.com/investor or by calling us at 1-800-764-7483. This information is also available at no charge by sending a request to Shareholder Services at the address listed above.
The most recent certifications by our Chief Executive and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 are filed as exhibits to our Form 10-K for the fiscal year ended June 30, 2006. We have also filed with the New York Stock Exchange the most recent Annual CEO certification as required by Section 303A.12(a) of the New York Stock Exchange Listed Company Manual.
ANNUAL MEETING
The next annual meeting of shareholders will be held on Tuesday, October 10, 2006. A full transcript of the meeting will be available from Susan Felder, Assistant Secretary. Ms. Felder can be reached at One P&G Plaza, Cincinnati, Ohio 45202-3315.

The Procter & Gamble Company and Subsidiaries 67
Financial Summary (Unaudited)

Amounts in millions,
except per share amounts	2006	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996

Net Sales	$68,222	$56,741	$51,407	$43,377	$40,238	$39,244	$39,951	$38,125	$37,154	$35,764	$35,284
Gross Margin	35,097	28,869	26,264	21,155	19,159	17,071	18,395	16,901	16,019	15,229	14,507
Operating Income	13,249	10,469	9,382	7,312	6,073	4,260	5,678	6,130	5,581	5,318	4,716
Net Earnings	8,684	6,923	6,156	4,788	3,910	2,612	3,363	3,683	3,472	3,305	2,981
Net Earnings Margin	12.7%	12.2%	12.0%	11.0%	9.7%	6.7%	8.4%	9.7%	9.3%	9.2%	8.4%

Basic Net Earnings Per Common Share	$2.79	$2.70	$2.34	$1.80	$1.46	$0.96	$1.24	$1.35	$1.25	$1.18	$1.05
Diluted Net Earnings Per Common Share	2.64	2.53	2.20	1.70	1.39	0.92	1.17	1.27	1.18	1.10	0.98
Dividends Per Common Share	1.15	1.03	0.93	0.82	0.76	0.70	0.64	0.57	0.51	0.45	0.40

Restructuring Program Charges (1)	$—	$—	$—	$751	$958	$1,850	$814	$481	$—	$—	$—
Research and Development Expense	2,075	1,940	1,802	1,665	1,601	1,769	1,899	1,726	1,546	1,469	1,399
Advertising Expense	6,773	5,917	5,504	4,373	3,773	3,612	3,793	3,639	3,801	3,574	3,374
Total Assets	135,695	61,527	57,048	43,706	40,776	34,387	34,366	32,192	31,042	27,598	27,762
Capital Expenditures	2,667	2,181	2,024	1,482	1,679	2,486	3,018	2,828	2,559	2,129	2,179
Long-Term Debt	35,976	12,887	12,554	11,475	11,201	9,792	9,012	6,265	5,774	4,159	4,678
Shareholders‘ Equity	62,908	18,475	18,190	17,025	14,415	12,560	12,673	12,352	12,493	12,139	11,757

(1)	Restructuring program charges, on an after-tax basis, totaled $538, $706, $1,475, $688 and $285 for 2003, 2002, 2001, 2000 and 1999, respectively.

68 The Procter & Gamble Company and Subsidiaries
P&G at a Glance

				Net Sales
				by GBU(1)
GBU	Segment	Key Products	Key Brands	(in billions)

BEAUTY AND HEALTH	Beauty	Cosmetics, Deodorants, Feminine Care, Fine Fragrances, Hair Care, Hair Colorants, Personal Cleansing, Professional Hair Care, Skin Care	Always, Head & Shoulders, Olay, Pantene, Wella, Cover Girl, Gillette Series, Herbal Essences, Hugo Boss, Nice ’n Easy, Old Spice, Safeguard, Secret, SK-II, Tampax	$29.0
	Health Care	Oral Care, Pharmaceuticals, Personal Health Care	Actonel, Crest, Oral-B, Asacol, Fixodent, Metamucil, Pepto-Bismol, Prilosec OTC, PUR, Scope, ThermaCare, Vicks

HOUSEHOLD CARE	Fabric Care and Home Care	Fabric Care, Dish Care, Surface Care, Air Care, Commercial Products Group	Ariel, Dawn, Downy, Tide, Ace, Bold, Bounce, Cascade, Cheer, Dash, Fairy, Febreze, Gain, Mr. Clean, Swiffer	$33.5
	Baby Care and Family Care	Diapers, Baby Wipes, Bath Tissue, Kitchen Towels, Facial Tissue	Bounty, Charmin, Pampers, Dodot, Kandoo, Luvs, Puffs, Tempo
	Pet Health, Snacks and Coffee	Coffee, Pet Health, Snacks	Folgers, Iams, Pringles, Eukanuba, Millstone

GILLETTE GBU	Blades and Razors	Men’s and Women’s Blades and Razors	MACH3, Venus, Fusion, Gillette Sensor, Gillette Double Edge, Gillette Atra, Prestobarba	$6.4
	Duracell and Braun	Batteries, Electric Razors, Small Appliances	Duracell, Braun Activator, Braun 360 Complete, Braun X’elle, Nanfu

(1)	Offset by $0.7 billion of net sales generated by companies for which P&G exerts significant influence but does not consolidate, and other miscellaneous activities.
2006 NET SALES
(by GBU)
RECOGNITION
P&G ranks on several Fortune Magazine lists, including:
•	Most Admired

•	Global Most Admired

•	MBA’s Top Earners
P&G ranks among the top companies for Executive Women (National Association for Female Executives), African Americans (Working Mother Magazine Women of Color), Working Mothers (Working Mother Magazine), and Best Corporate Citizens (Business Ethics Magazine).
Supplier diversity is a fundamental business strategy at P&G. In 2006, P&G spent over $1.8 billion with minority- and women-owned businesses. P&G is a member of the Billion Dollar Roundtable, a forum of 14 corporations that spend more than $1 billion annually with diverse suppliers.
DIVIDEND HISTORY
P&G has paid dividends without interruption since its incorporation in 1890, and has increased dividends each year for the past 50 years. Over the past 50 years, P&G’s compound annual dividend growth has exceeded 9%.
The paper utilized in the printing of this annual report is certified by SmartWood to the FSC Standards, which promotes environmentally appropriate, socially beneficial and economically viable management of the world’s forests. The paper contains a mix of pulp that is derived from FSC certified well-managed forests; post-consumer recycled paper fibers and other controlled sources.
Design: VSA Partners, Inc. Cover and Narrative Paper: Stora Enso Financial Paper: Finch, Pruyn

P&G Global Sustainability

Improving quality of life, now and for generations to come

"Our Purpose inspires us. Our Values unite us. And our strengths enable us to make small but meaningful differences in people's lives…every day."

— **A.G. Lafley**

Sustainability and Philanthropy are fundamental components to living the P&G Purpose of improving lives day in and day out. P&G believes our Purpose encompasses the three pillars of Sustainability: Economic Development, Environmental Protection, and Social Responsibility. We contribute to improving quality of life for people around the world both through what we do—providing goods and services—and how we do it.

P&G is committed to improving life for children in need, from birth to age 13, through our global corporate cause—P&G Live, Learn and Thrive™. This cause comes to life through programs in P&G communities around the world and our global signature program, Children's Safe Drinking Water. P&G Live, Learn and Thrive brings focus to the philanthropic efforts of our brands, employees, and corporate foundation.

Touching lives, improving life. P&G™

© 2006 Procter & Gamble
0038-7125