Form 10-K, Exhibit 13
period 2008-06-30
PROCTER & GAMBLE CO
filed 2008-08-28
CIK 80424

EXHIBIT (13)
Annual Report to Shareholders
(pages 1-82)

-^^ I »MH
^RjTJK^J IMIw

Contents

Letter to Shareholders	2
Defining Innovation	10
Investing in Innovation	14
Managing Innovation	18
Delivering Innovation	22
Leading Innovation	26
Financial Contents	35
Corporate Officers	77
Board of Directors	78
Shareholder Information	79
11-Year Financial Summary	80
P&G at a Glance	82

Financial Highlights

FINANCIAL SUMMARY (UNAUDITED)

Amounts in millions, except per share amounts	2008	2007	2006	2005	2004
Net Sales	**$83,503**	$76,476	$68,222	$56,741	$51,407
Operating Income	**17,083**	15,450	13,249	10,469	9,382
Net Earnings	**12,075**	10,340	8,684	6,923	6,156
Net Earnings Margin	**14.5%**	13.5%	12.7%	12.2%	12.0%
Basic Net Earnings Per Common Share	**$ 3.86**	$ 3.22	$ 2.79	$ 2.70	$ 2.34
Diluted Net Earnings Per Common Share	**3.64**	3.04	2.64	2.53	2.20
Dividends Per Common Share	**1.45**	1.28	1.15	1.03	0.93

NET SALES
(in billions of dollars)

04
$51.4
05
$56.7
06
$68.2
07
$76.5
08
$83.5

DILUTED NET EARNINGS
(per common share)

04
$2.20
05
$2.53
06
$2.64
07
$3.04
08
$3.64

OPERATING CASH FLOW
(in billions of dollars)

04
$9.4
05
$8.7
06
$11.4
07
$13.4
08
$15.8

K^3
^^B^^^^
^^^^^^^ffi ^^^^^^^ffl
H^^^ul^QSliiiilc^^nf^^^^H ^^KK^H
^^^ffi
^^^^^^^^ m^^m
Iflffl
^^^Q ^^^1
^^^^^^H ^^^^^^1 ^^^^^^1 ^^^^^^1 ^^^^^B ^^^^w
^^w ^^^^^H ^^^^^H ^^^^^1 ^^^^^1 ^^w ^^^^^1 ^^^^Q ^^^^^1 ^^^^^H
^jjgjj^^^^fljgo^flfl^l ^^^^^^H aiBgBiaSiiBlMBMMMBiB ^M^ ^^^^^1 ^^^^^1 ^^^^^1 ^JjjpjfflBffl^J^B^B^^^^^^j^jgU^^B^J ^^^^^^^1 ^^l^^^^^l ^^E^^^^^l ^^^^^^^^^^^^^^B^^^^^^^^^^^^^^B^CT ^S^^^^^^^^^^^^j^^^^^^^^^^^B^^ ^^^a^^^^^^^^^^M^^^^^^^^^^^^BB B^^^^^^^^^^^^^B^^^^^^^^^^^8B ^^^a^^^^^^^^^^^^^^^^^^^^^^^^^^^^^aE E^^^^^^^^^^^^^B^^^^^^^^^^^^SB ^^^^^^^^^^^^^^^^•^^^^^^^^^^^^•Ea b^^^^^^^^^^^^^b^^^^^^^^^^^^ski E^^^^^^^^M^^^^^^^^^fiB Q^^^^^^^^^^^^^^^E^ ^^^^^^^^^^^•^^^^^^^^^^^•m ^^0^2 ^^^^^^^^^^^^^^^^^^^^^^^^^^^ ^^^^^^fl
^^^
W

P&G is designed to innovate consistently and successfully in every part of our business.
We define innovation broadly, in terms of what it is, where it comes from, and who’s responsible for it.
We invest in innovation at industry-leading levels with ongoing productivity savings.
We manage innovation with discipline.
We deliver innovation that builds consumer trust and loyalty over time.
We lead innovation on leading global brands and with an outstanding team of innovation leaders.
P&G is Designed to Innovate... and to grow.

2     The Procter & Gamble Company
A.G. Lafley
Chairman of the Board and
Chief Executive Officer
Fellow P&G Shareholders:
In last year’s annual report, I explained how P&G is designed to grow. We’ve designed a global, diversified business portfolio that enables P&G to grow consistently and reliably. We’ve developed the core strengths—consumer understanding, brand-building, innovation, go-to-market capability, and scale-that are needed to win in the consumer products industry. We manage the business with rigorous strategic, financial and operating discipline. We’ve built the most diverse, globally experienced team of business leaders in P&G’s 171-year history. These elements work in combination to ensure P&G can meet or exceed its growth targets reliably year after year.
At the heart of P&G’s design for growth is our capability to innovate — broadly, reliably, and successfully, year after year, in every part of our business. We innovate across more categories and on more leading brands than any other consumer products company. We have a broader range of science and technology than any of our competitors. We invest more in innovation and marketing support than any other consumer products company. We deliver an unrelenting stream of innovation with systematic discipline. And P&G’s businesses are run by women and men who are not only globally experienced general managers but also highly skilled innovation leaders.
This helps P&G deliver consistent, reliable innovation and reliable, sustainable growth. Innovation drives growth.
We saw this in fiscal 2008, as P&G delivered another year of innovation-driven growth at or above the Company’s target levels for sales, earnings-per-share and cash generation.
FISCAL 2008 RESULTS
•	Net sales increased 9%, to $83.5 billion. Organic sales increased 5%.

•	Diluted earnings per share increased 20%, to $3.64 per share.

•	Free cash flow from operating activities was $12.8 billion, or 106% of net earnings, well ahead of the 90% cash productivity target.
Fiscal 2008 was P&G’s seventh consecutive year of organic sales growth at or ahead of the long-term target range; brand and new product innovations, particularly in developing markets, accounted for virtually all this sales growth. Over the same period, diluted earnings per share have grown at a compound average growth rate of 13%,(1) well ahead of our long-term target. We’ve generated more than $60 billion in free cash flow since the beginning of the decade. Most importantly, we’ve delivered consistently strong total shareholder return over the past ten-, five-, three- and one-year periods, above the Dow Jones Industrial Average.

1.	2001 EPS excludes S0.61 per share of costs from the Organization 2005 restructuring program and amortization of goodwill and indefinite-lived intangible assets.
Note: An explanation and reconciliation of free cash flow and organic sales for 2008 is provided on page 55.

The Procter & Gamble Company     3
P&G’s sales growth in fiscal 2008 came from a diverse mix of businesses and was driven primarily by innovation.
•	Baby and Family Care organic sales increased 8%. Charmin delivered double-digit organic volume growth behind the introduction of Charmin UltraStrong and a complete restage of the brand line-up. Pampers delivered double-digit volume growth—and became P&G’s first $8 billion brand — behind the continued strength of Pampers Baby Stages of Development. Bounty introduced Bounty Extra Soft and upgraded Bounty Basic.

•	Fabric and Home Care grew organic sales 6%, driven by liquid laundry detergent compaction—a disruptive innovation rolled out across the entire North America laundry portfolio— along with strong product innovation on Tide, Gain, Ariel, Downy, and Febreze.

•	Beauty organic sales increased 4%, behind the continuing success of Olay Definity and Regenerist product innovation, new product and package innovation on Head & Shoulders, and a revolutionary new home hair-colorant called Perfect 10 on Nice ‘N Easy.

•	Grooming grew organic sales 4%, led by more than 40% top-line growth on the superior Fusion male shaving system. Fusion became P&G’s 24th billion-dollar brand.

•	Health Care organic sales grew 3%, driven by strong innovation across the Health Care business: Crest Pro-Health Night Paste and Rinse, Oral-B Cross-Action Pro-Health Brush, Always Clean and Always Fresh, and comfort upgrades on the Naturella brand.

•	Snacks, Coffee and Pet Care organic sales increased 4%, led by the launch of Dunkin Donuts® retail coffee, a number of Pringles initiatives—including Rice Infusion, Extreme Flavors and Pringles Stix—and lams Proactive Health for dogs and Healthy Naturals for cats.
Growth was broad-based across all geographic regions, with mid-single-digit sales growth in developed markets and double-digit sales growth in developing markets.
We successfully completed the integration of Gillette, exceeding cost synergy and dilution targets. Revenue synergies are on target, with significant upside potential over the next three to five years. We’ve just begun to leverage the Gillette and Oral-B brands, both strong platforms for innovation.
P&G REPORT CARD
Progress Against P&G’s Goals and Strategies
GROWTH RESULTS

Average annual	Goals		2008	2001-2008

Organic Sales Growth(1)	4-6%		5%	6%

Earnings-per-Share Growth	10	%+	20%	13	%(2)

Free Cash Flow Productivity(3)	90	%+	106%	118%

GROWTH STRATEGIES (2001-2008)
Grow from the core: Leading Brands, Big Markets, Top Customers

✓	Volume up 7%,	✓	Volume up 7%,	✓	Volume up 8%,
	on average, for		on average, for		on average,
	P&G’s 24 billion-		P&G’s top 16		for P&G’s top 10
	dollar brands(4)		countries(5)		retail customers(5)
Develop faster-growing, higher-margin, more asset-efficient businesses

✓	Beauty sales	✓	Health Care	✓	Home Care
	more than		sales more than		sales more than
	doubled to		doubled to		doubled; profits
	$19.5 billion;		$14.6 billion;		more than tripled
	profits tripled to		profit increased
	$2.7 billion		4-fold to
$2.5 billion
Accelerate growth in developing markets and among low-income consumers

✓	Developing	✓	Over one-third	✓	Developing market
	market sales up		of total company		profit margins
	18% per year		sales growth		comparable to
			from developing		developed market
			markets		margins

(1)	Organic sales exclude the impacts of acquisitions, divestitures and foreign exchange, which were 6%, on average, in 2001-2008.

(2)	2001 EPS excludes S0.61 per share of costs from the Organization 2005 restructuring program and amortization of goodwill and indefinite-lived intangible assets.

(3)	Free cash flow productivity is the ratio of free cash flow to net earnings.

(4)	Excludes the impact of adding newly acquired billion-dollar brands to the portfolio.

(5)	Excludes impact of adding Gillette.

4     The Procter & Gamble Company
On June 4, 2008, we announced our agreement to merge P&G’s coffee business with The J.M. Smucker Company. The agreement maximizes the after-tax value of the coffee business for P&G shareholders and minimizes earnings-per-share dilution versus other alternatives. We expect to complete the transaction during the second quarter of fiscal 2009.
SUSTAINING GROWTH THROUGH INNOVATION
This is strong performance, but the challenge of sustaining growth is greater today than at any time in the past 50 years. Commodity and energy costs continue to rise for companies. Consumers are facing higher food and gas prices, declining home values, and rising levels of unemployment. The question shareholders and prospective investors are asking is: “How will P&G sustain growth in today’s challenging and uncertain economic environment?”
The answer is clear to all of us at P&G: we will continue to innovate in every part of our business. Innovation is at the heart of P&G’s business model. It is the primary way we delight consumers, create value with retail partners, and create new business models to deliver consistent, sustainable growth at or ahead of the Company’s goals.
A lot of companies talk about innovation, but P&G has demonstrated the capability—over decades—to innovate consistently, reliably and successfully. We have a long list of innovation firsts in our industry:
•	Tide was the first heavy-duty laundry detergent
•	Crest, the first fluoride toothpaste clinically proven to prevent tooth decay
•	Downy, the first ultra-concentrated rinse-add fabric softener
•	Pert Plus, the first 2-in-1 shampoo and conditioner
•	Head & Shoulders, the first pleasant-to-use shampoo effective against dandruff
•	Pampers, the first affordable, mass-marketed disposable diaper
•	Bounty, the first three-dimensional paper towel
•	Always, the first feminine protection pad with an innovative, dry-weave topsheet.
•	Febreze, the first fabric and air care products that actually remove odors from fabrics and the air
•	Crest White Strips, the first patented in-home teeth whitening technology
P&G continues to be one of the few companies in our industry that creates new categories and brands, new performance standards, and new definitions of consumer value. Swiffer and Febreze created entirely new product categories. Crest Pro-Health, Olay Regenerist and Definity, Pampers Baby Stages of Development, and Tide with Bleach redefined high performance in their categories. Olay innovation has created new consumer experiences that are as good as—or better than—several-hundred-dollar department and specialty store brands.
We innovate so consistently across our diverse portfolio of businesses, and so consistently over time, because we’ve created a unique design for innovation at P&G.
     1. We define innovation broadly.
     2. We invest in innovation at industry-leading levels.
     3. We manage innovation with discipline.
     4. We deliver innovation that builds consumer trust and loyalty over time.
     5. We lead innovation with global brands and an outstanding team of innovation leaders.
This integrated, end-to-end approach is complemented by P&G’s global scale and scope, which is unrivaled in our industry.
The result is an innovation design that enables P&G to win with consumers and retail customers and to generate sustainable long-term growth and shareholder value.
DEFINING INNOVATION BROADLY
We define innovation broadly. We innovate in every area where our brands touch consumers’ lives: the package and product, the shopping experience, the in-home product usage experience, and every aspect of communication. We also create innovative new business models and organizational structures. By innovating so broadly, we get to see more innovation opportunities and to leverage more innovation resources than more narrowly focused competitors.
Our Family Care business is a good example. Twenty years ago, we created a proprietary paper-making process that enables us to produce the strongest, softest, most absorbent paper towels and tissues on the market. But our approach to innovation in Tissues and Towels is driven by consumers, not by the technology.

The Procter & Gamble Company      5
Designed to Innovate
Consumers don’t all want the same benefits from a brand like Bounty. Some consumers want a paper towel designed for spills and light cleaning; it’s important to them not to be wasteful. We created Bounty Basic for these consumers, which is just right for everyday tasks but not over-designed. We created Bounty UltraStrong for consumers who value strength and absorbency and Bounty Extra Soft for those who want more softness. All these products use the same paper-making technology, but provide highly tailored benefits to meet specific consumer needs.
We also tailor marketing and communications to specific consumer needs. Bounty Basic consumers aren’t persuaded by television advertising; they get all the brand communication they need at the store shelf. Other consumers are receptive to information about our brands at different times and places, and we respond with communication and marketing plans tailored to their desires and preferences.
We’re able to innovate broadly and successfully because we engage consumers as co-designers of innovation. We live with consumers in their homes, shop with them in stores, and observe their daily behavior for days, weeks and even months at a time. Consumers are active participants in P&G’s innovation process, and we keep them involved in every step that guides a new product or idea from concept to launch.
We also involve external innovation partners to turbo-charge P&G’s internal innovative capability—an approach we call “Connect and Develop.” Six years ago, only 15% of our product initiatives included innovation from outside P&G. Today, more than half of all P&G innovation includes an external partner. In just the past year, we evaluated more than 5,000 innovation opportunities from small entrepreneurs, universities, research institutes, and large companies. This is a fourfold increase over the number of external innovations we were considering at the beginning of the decade.

6      The Procter & Gamble Company
By defining innovation so broadly—what it is, where it comes from, who’s responsible for it—we continually expand and unleash P&G’s innovation potential. The best proof of our innovation capability is the number of top-selling new products that come from P&G. The IRI Pacesetters study tracks and ranks the most successful new consumer products introduced in the U.S. For the past 13 years, one-third of the most successful Pacesetter products, on average, have come from P&G and Gillette—more than our top six competitors combined. In 2008, 5 of the 10 best-selling new products came from P&G, including Tide Simple Pleasures detergent, Febreze Noticeables air freshener, the new Herbal Essences line of products, Crest Pro-Health toothpaste, and Olay Definity skin care products.
INVESTING IN INNOVATION
Another point of difference is P&G’s ability to invest in innovation at industry-leading levels. We invest more than $2 billion a year in R&D, nearly twice the level of our closest competitor, Unilever, and roughly equal to the combined total of our other major competitors—Avon, Clorox, Colgate, Energizer, Henkel, Kimberly Clark, L’Oreal, and Reckitt Benckiser. We also maintain a high level of marketing investment in our brands. P&G’s advertising investment has averaged about 10% of sales over the past 15 years.
We maintain this strong level of innovation and marketing investment, while continuing to grow margins, by continually increasing P&G’s productivity. The more productive we become, the more we can redeploy people and dollars to innovation.
P&G has a strong track record of reliable productivity growth. Sales per employee have grown more than threefold and net earnings per employee are up eightfold since 1980. Over the past 10 years, P&G’s productivity on a sales-per-employee basis has grown at an average rate of 6% a year. This performance is more than twice the U.S. average of roughly 2.5% productivity growth per year.
P&G grows productivity so reliably because we take a very systemic approach. A good example of this is Global Business Services—P&G’s shared services business model. Early this decade, we significantly reduced the cost of business services by centralizing and standardizing P&G systems, infrastructure and services. We then focused on improved service levels and greater value creation, ultimately creating a global business services organization that has been recognized externally as the best shared-services organization in the world, and which has delivered nearly $600 million of cumulative cost savings to date— a substantial portion of which we’ve reinvested in innovation.
In addition, GBS—in collaboration with our R&D and Engineering functions—is making P&G a more productive and effective innovator by accelerating the use of virtualization, computer modeling and simulation. Virtualization is enabling P&G brands to co-design products with consumers. The same technologies allow us to show retailers virtual in-store displays for half the cost and less than half the time required for physical shelf designs. Computer modeling and simulation saved P&G about 17 years of design time in the last year alone.
We’re convinced we can become even more productive, increasing productivity 7-8% a year. We’re making our brand portfolio more productive by focusing even more on our largest leading brands—the 44 brands with sales of $500 million or more that represent 85% of sales and more than 90% of profits. We’re getting more disciplined about how to manage the remaining brands in P&G’s portfolio, investing in small brands that have potential to become billion-dollar brands of the future, supporting brands that may not have global potential but are local jewels in some markets, and consolidating or divesting underperforming brands. And, we’re seizing even more opportunities to leverage P&G scale by eliminating duplicative activities, centralizing more functional support, and consolidating some small countries into regional hubs.
We’re also going after cost savings throughout the Company. We have clearly defined goals for controlling overhead spending. Businesses projected to grow significantly faster than the balance of the portfolio have an overhead target equal to or less than half their projected sales growth; slower-growing businesses and all corporate functions are committed to zero overhead growth; businesses growing below company goals and/or with significant cost-structure issues must reduce overhead spending every year. This discipline reflects our commitment to flat or declining headcount for the foreseeable future.
These and other efforts throughout the Company are critical. Productivity fuels innovation. Innovation drives growth.
MANAGING INNOVATION WITH DISCIPLINE
The next factor that sets P&G apart as an innovator is discipline. We don’t rely on “Eureka!” moments; we take a systematic approach to innovation.
For example, we’re highly systematic about how we organize for innovation. We don’t take a “one-size-fits-all” approach but we’re deliberate about creating the right structure for different kinds of innovation work. Our Corporate Innovation Fund, for example, specializes in high-risk, high-reward ideas; it’s essentially an in-house venture capital firm that does initial concept, design, engineering, and qualification work and then

The Procter & Gamble Company     7
hands over successful ideas to the appropriate business units. The FutureWorks team focuses exclusively on innovations that can create entirely new businesses. There are new-business development teams in every global business unit focusing on opportunities to create adjacent categories. Innovation centers help us solve tough innovation challenges by providing simulated in-home and in-store environments where P&G teams can isolate themselves and interact with consumers and shoppers for days or even weeks at a time.
Once an idea is qualified and begins moving through our product launch system, the innovation team continues to face go/no-go gates at every critical milestone. At each gate, we make decisions about which initiatives are ready to progress, which need further work, and which should be stopped. Every decision is grounded in maximizing the productivity of innovation investments and generating shareholder value.
This disciplined approach is essential to innovation success. It builds accountability into both the creative and executional aspects of innovation. P&G’s Family Care business is a good example here, as well. Family Care is one of P&G’s strongest value-creating businesses. They’ve innovated broadly across brand platforms—Bounty, Charmin and Puffs—while delivering industry-leading, double-digit total shareholder return for the past one-, three- and five-year periods in a highly capital-intensive category. They’ve increased gross margins 7% and have delivered free cash flow well above the Company’s 90% cash productivity target for the past five years, despite investments in innovation and in new manufacturing capacity to support growth.
There are similar stories in Fabric Care, Feminine Care, Baby Care, Beauty Care, and Health Care. These are the results of disciplined innovation.
DELIVERING A STEADY STREAM OF INNOVATION
What I’ve explained so far—the way we think about innovation, our ability to invest in it, and the discipline with which we manage it—are the elements of P&G’s innovation design that are difficult to see from the outside. Each of these factors helps to set P&G apart as an innovator. What counts most, however, is the innovation that consumers experience day after day, year after year.
We earn consumer trust and loyalty over time by delivering an unending stream of innovation that consumers learn to expect from P&G brands. We plan three-to-five years out and fill our pipeline with three distinct kinds of innovation.
•	Disruptive innovation creates new categories, new segments, or entirely new sources of consumer consumption. These are innovations that address consumer needs no other brand or product has met. Virtually all of P&G’s billion-dollar brands were created with disruptive innovations.
•	Sustaining innovation is what we focus on most. These are extensions or improvements of existing products: big initiatives that meet consumer needs by filling gaps, eliminating consumer trade-offs, or providing new benefits. Examples include Pampers Caterpillar-Flex, which improved the fit and comfort of baby diapers, and Crest Pro-Health Rinse, the Crest brand’s entry into the mouth-rinse category adjacent to toothpastes.
•	Commercial innovation generates trial on existing products without a product or package change. Examples include the Gillette Champions and Pampers Unicef programs, marketing efforts that give consumers new reasons to be interested in and loyal to a P&G brand.
Always is a great example of how this multidimensional innovation strategy builds loyalty and category leadership. We introduced Always in 1984 as the first feminine protection pad with an innovative, dry-weave topsheet. In 1986, the brand set yet another performance standard with its proprietary “wings” product, followed by Ultra Thin products in 1991. These three disruptive innovations brought years of competitive advantage. In addition to these disruptive innovations, we have maintained a steady pace of product upgrades with sustaining innovations like Always Fresh, Always Clean and Always Overnight. This year, Always is leading innovation again, with a disruptive initiative called Always Infinity that uses a unique pad design and new, state-of-the-art technology to bring a new level of superior protection and absorbency to consumers.
Always has also delivered a steady stream of meaningful commercial innovation. The brand’s school education programs teach girls about puberty, and introduce them to the category and our brands. Another commercial innovation, from both Always and Tampax, is beinggirl.com, a unique website that enables teens to get information in a safe, discreet environment and to interact with peers facing similar life-stage issues.
This combination of disruptive, sustaining and commercial innovation keeps a brand like Always growing year after year. Always has grown in 21 of the 24 years since launch and has increased its U.S. market share from 14% to 48%, and today has a global share of 31%. There are examples like Always throughout P&G’s brand portfolio.

8     The Procter & Gamble Company
LEADING INNOVATION
Making P&G’s design for innovation work is the job of leadership.
Innovation is a human activity and leaders must unleash the creativity, initiative, leadership, and productivity of the innovators in their businesses. This requires a blend of intelligence and empathy. Empathy is incredibly important in a diverse, people-intensive business like ours. Most of our creativity and innovation happens in teams, and often the teammates are working in different parts of the world.
To lead in this kind of environment, we need a balance of intellectual skills and empathic skills. We have to develop the intuition to understand and appreciate people’s intentions, feelings and motivations—all of which have been shaped by experiences that may be sharply different from those we’ve grown up with ourselves.
At the same time, innovation leaders must be decision-makers. They must exercise the judgment and the courage to take innovation risks and to understand the role fast failure plays in the innovation process, while also being willing to stop projects and reallocate resources to bigger innovation opportunities when necessary.
I’m a big believer that innovation leaders are made, not born. They learn to get comfortable with uncertainty. They learn to become more open-minded, to co-create with consumers, and to be receptive to ideas from different disciplines and industries. They learn to become both strategists and operational managers, to be agile and disciplined. As they learn and gain experience, they become more effective at leveraging P&G’s design for innovation to deliver consistent, sustainable growth.
The ability to lead effective innovation programs is required at P&G, particularly at the general manager and president levels. Good innovation leaders need to be cultivated and promoted — and I hold myself accountable for helping to select and develop the innovation leaders who run P&G businesses around the world. Ensuring P&G has the leaders and the pipeline to innovate for the next ten years is one of my most fundamental responsibilities as chief executive.
LEVERAGING GLOBAL SCALE AND SCOPE
The most differentiating aspect of P&G’s approach to innovation is the scale and scope of our business and brand portfolio, science and technology platforms, and geographic reach.
The diversity of our business portfolio creates highly valuable scale benefits. Our Health & Beauty businesses take advantage of purchasing pools created by Household businesses such as laundry, diapers and paper products. This enables them to purchase packing materials and basic commodities at lower prices than their direct competitors. Similarly, Household Care enjoys economies of scale created by the large advertising budgets supporting our Health & Beauty Care businesses. We use these scale advantages to invest in innovation.
The diversity of P&G’s brand portfolio gives us the opportunity to innovate in more aspects of consumers’ lives than nearly any other company. P&G brands are in every room of the house, at virtually every hour of the day. As a result, we get to see more of consumers’ needs than other companies. This helps us spot more problems P&G innovation can help solve and more aspirations P&G brands can help achieve.
Our science and technology portfolio is another huge scale advantage. Bleach technology from Laundry has been used in Health & Beauty Care products such as Crest White Strips and Nice ‘n Easy Perfect 10 Hair Colorant. Non-woven top sheet technology started in Diapers, traveled to Feminine Care then moved to Swiffer and Olay Daily Facials. Proprietary perfume technology has been used to enhance the performance of Bounce, Febreze, Fine Fragrances, Camay and most recently Secret and Gillette Clinical Strength deodorant. We’re now combining Gillette’s expertise in mechanical engineering with our expertise in chemical engineering.
Companies that compete primarily in Beauty can’t benefit from such technology transfer because they don’t have a Laundry business. Home Care competitors can’t move a substrate technology from diapers or feminine hygiene if they’re not in those businesses. There is no other company in our industry whose portfolio of businesses and brands, sciences and technologies is as broad, as deep or as diverse as P&G’s. This is a very significant source of competitive advantage. We use our diverse mix of sciences and technologies to make innovation connections that other companies cannot make on their own.
Another area in which we can leverage P&G scale is our geographic reach. In developed markets like the U.S., where P&G brands can be found in virtually every household, we leverage household penetration as a scale advantage. In developing markets, we’re using our portfolio of leading brands to attract and build a network of best-in-class, often exclusive distributors in countries such as China, India and Russia. Today our distributor network in China reaches about 800 million people. In India, our distributor network covers 4.5 million stores, an increase of two million stores in just five years. In Russia, we now have access to 80% of the population.

The Procter & Gamble Company     9
P&G’s global scale allows us to quickly flow innovation across developing countries. We create innovation to meet consumer needs in a particular region and then quickly flow that technology across multiple countries faster than competition. For example, consumers who wash clothing by hand need improved rinsing with less water. This is a common need in many developing countries. We launched Downy Single Rinse in Mexico, and have since expanded it into 12 countries, including China, the Philippines, and Peru. We did the same with Naturella, an innovative feminine protection product created specifically for low-income consumers in Latin America; we’re now expanding Naturella throughout Eastern Europe. We’ve created highly cost-effective laundry detergent formulations that we’ve expanded rapidly across developing markets. We’ve created a “better and cheaper” dentifrice formulation for Crest that was first introduced in China and has now been expanded into Eastern European markets—and has also been introduced as an important cost innovation in several developed markets.
We’re able to do all this because we’ve built the systems and go-to-market scale that allow us to move an entire innovation — concept, brand, product formulation, package, marketing, and in-store presence—to multiple markets almost simultaneously. With this geographic reach and capability, in developed and developing markets alike, we can expand innovation around the world and into millions of homes very quickly.
DESIGNED TO INNOVATE —AND GROW
We’ve built P&G’s business model around innovation because it’s the primary driver of superior consumer value and profitable organic sales growth in the consumer products industry. The companies that lead innovation are growth catalysts and generally capture a substantial portion of the growth they stimulate. I don’t know of a company that has sustained growth and industry leadership over the long term that has not also been the innovation leader.
Innovation is especially important in tough economic periods. Consumers will continue to buy premium-priced products as long as they’re confident they’re getting value for their money. This is why innovation is so important. Price is an element of value, but the real driver of value perception is relative pricing, not absolute pricing, combined with product performance and brand equity. Innovation drives value. It differentiates our brands in the hearts and minds of consumers. It enables category leadership. It stimulates growth and prevents commoditization of the categories in which we compete. It drives premium pricing and higher gross and operating margins.
This reality plays to P&G strengths as an innovator. We innovate more broadly than any other company in our industry. We invest more in innovation and marketing support. We bring a richer mix of innovation to market with greater discipline and strong leadership. We’ve designed an innovation capability that is unmatched in the consumer products industry.
Most important of all, P&Gers around the world see innovation as their job. They look for opportunities to innovate in every part of the business. Consumer researchers are developing innovative new ways to learn from consumers. Marketers are finding new ways and new places to engage consumers. Technicians operating lines in P&G plants are creating innovative ideas for making products better, faster and cheaper. Innovation has always been at the heart of P&G’s business model, but today it’s not the province of only one or two functions within the Company. Innovation is the focus of our entire organization.
P&G’s innovation capability is stronger and more robust today than at any time in the Company’s history—and this is why I’m confident innovation will continue to be the primary driver of sustainable sales and earnings-per-share growth at or ahead of P&G’s long-term targets.
P&G is designed to innovate, and to grow.
A.G. Lafley
Chairman of the Board
and Chief Executive Officer
August 12, 2008

Head & Shoulders is now the best-selling shampoo in the world. By innovating broadly, Head & Shoulders doubled its global sales in just five years.

Product Innovation

The challenge: keep improving antidandruff performance while innovating to satisfy consumers' beauty desires. A new focus on scalp health as the first step toward beautiful hair has appealed to a broad range of consumers beyond those concerned with dandruff. In addition, line extensions, such as "Sensitives," have appealed to consumers with sensitive scalps, and on-package endorsements from dermatological associations have helped drive trial.

Consumer Insights

Great innovation begins with a deep understanding of current and potential consumers. Most consumers felt Head & Shoulders delivered good dandruff control, but many assumed they had to trade off beauty benefits. This research clearly defined the brand team's challenge in developing new product, package and marketing innovations.

head& shoulders
pyrithione zinc
dandruff shampoo
classic clean
14.2 FL OZ (420 mL)

^^Q ^^1
FiB^JiP
•^q
^^^» ^^^«
^^^^^ffl^^^^^^^^^m ^^^m ^«ffi ^^wE
^^^^^^^^^^^ ^^^^^H
^^^^^^^^^^^^^^^^ffl ^^Q
^^^^^^^^^^^^^^^^^^^^^m]^^^ i^^^l ^m^^^^^^^^^ n^^ffi
~S.CONT^^^^^U fldfi
^^^ra l^^^w t^^^^^l
^^^^^^^^^^ffil^^^^^^^^^^^^^^^m ^^^^^^w ^^^H
^^« ^^^1
^^^^^m^^M^^^Q I^^^B ^^^H

The Procter & Gamble Company 12

head & shoulders

Package and Graphics Innovation

The simple, elegant curve of the new Head & Shoulders bottle design conveys the softer, more cosmetic side of the brand, while the bottle's straight side reflects the strength and efficacy that consumers expect from Head & Shoulders. The dramatic, intuitive graphic has strengthened brand equity and made it much easier for consumers to find the product that's right for them.

Marketing Innovation

The package curve has become a consistent design feature in all global consumer communications, including TV, print, Internet and outdoor advertising. This consistent graphic look has helped build equity in the Head & Shoulders brand at every consumer touch-point.

ADVANCED FORMULA
head & shoulders
pyrithione zinc
dandruff conditioner
classic clean
conditioner
improves scalp health and
provides balanced conditioning
13.5 FL OZ (400mL)

Go-to-Market Innovation

The business team developed a tool to evaluate scalp health and recommend the right Head & Shoulders product. Millions of scalp evaluations have been done in and near retail stores around the world, helping consumers take the first step toward healthy, beautiful hair.

Supply Chain Innovation

P&G's hair care R&D and supply chain experts developed creative solutions to produce the challenging new package along with selective product formulation improvements in record time. The new, equity-enhancing package was launched in more than 140 countries in just nine months, yielding amazing speed-to-market to delight Head & Shoulders consumers around the world.

^^S H»B [^^r —
^n^ w^H^^^ ^^hk OT^^Hm ^^^^^^^^m ^^«^^^n ^Q^^^^^^n t^^^^^w? ^^^m ^^^^^^Hra ^^Q^ ^^^Q ^^^mj ^^^^^^2 ^^^^ ^^^^^^^B B^^n ^^^n ^^™ fflBJgi K^^^^fl^^^^U ^^^1 ^^^ul ^^^1 ^w^^^^ff^^Hra ^^^m
^^M B^H
·^mu^^m^^^^^^^ffin^^^M n^^Hra •^ffi^MHrallllR
^^^^^^^^^^u^^^^^^^^uE^^^^SIu ^^^1 ^ffl ui^Qu ^^^^^^M^^^^^ra^^^^w^Hml^^^^^Q I^^^B ^^^^ ^^^Q
^fl^^^^^^^^^^^^^n ^^n^ ^^^^ ^^^H ^^^R
^^^m ^^E iginijii n^^Hra
Head & Shoulders now generates about $2 billion in annual sales for P&G. With strong momentum and a robust innovation pipeline. Head & Shoulders should remain one of P&G’s fastest-growing billion-dollar brands.

The Procter & Gamble Company 13

P&G defines innovation broadly—what it is, where it comes from, and who's responsible for it.

INNOVATION

NING

What innovation is at P&G:

It's everything we do that improves the value consumers get from putting their trust in P&G brands. Innovation ranges from product formulation, package design and consumer communications to supply systems, business models and organizational productivity.

Where innovation comes from at P&G:

Inside, across 22 global product categories and more than a hundred technology areas. Outside, from nearly two million potential innovation partners worldwide. Learn more about how P&G connects to external innovation partners at www.pgconnectdevelop.com.

Who's responsible for innovation at P&G:

In a word, everyone. We maintain strict accountability for innovation success, but we encourage all P&Gers to innovate. We are all challenged to find new ways of delivering a better brand experience at a lower cost, which ultimately drives superior consumer value.

[ijfl — What innovation is at P&G: Where innovation Who’s responsible for comes from at P&G: innovation at P&G: ^^m Tgig ^^5
^^
^^Q H

Maintaining consistent investment in innovation and marketing requires a relentless focus on productivity improvements and cost savings.

Innovation, Productivity & Growth

Innovation, productivity and growth is a virtuous cycle at P&G. In our industry, innovation and productivity are the key drivers of profitable organic sales growth. Innovation creates superior consumer value, differentiates brands, and prevents the commoditization of categories. Productivity fuels investment in innovation and brand-building, acting as an engine of both top- and bottom-line growth.

Historical Productivity Improvement

P&G's organizational productivity has increased both significantly and consistently over the years. Since 1980, it has jumped more than threefold, growing at a compound average rate of nearly 5% a year—more than twice the broad-based U.S. productivity rate. Net earnings per employee are up more than eight-fold, growing at an average of nearly 8% per year.

SALES PER EMPLOYEE
5% Compound Average Growth Rate

80
90
00
08
3.5X

NET EARNINGS PER EMPLOYEE
8% Compound Average Growth Rate

80
90
00
08
8.4X

Productivity & Savings Projects

We are constantly improving productivity in all areas of the business and all elements of cost.

Net Sales

- Cost of Products Sold

Raw & Packaging Materials
Manufacturing Expenses
Finished Product Logistics

- Selling, General & Administrative Costs

Marketing
Sales
Research
Administration

Operating Profit

- Interest Expense
- Other Income Expense

Pretax Profit

- Taxes

Net Earnings

^^E I H
^^9 ^f
IISIZ^^H
Net Sales
a
— — —
H^^^^^ro^
^ffi
SALES PER EMPLOYEE
5% Compound Average Growth Rate
NET EARNINGS PER EMPLOYEE
8% Compound Average Growth Rate
^kKlfnEMsn
> < ^ ^
Operating Profit
Pretax Profit Net Earnings

The Procter & Gamble Company 16

MATERIALS PRODUCTIVITY

P&G researchers are continually searching for new formulations and designs that lower cost, improve performance and increase value for consumers. For instance, new formulations of laundry detergents significantly reduced our use of packaging material, leading to cost savings, more consumer convenience and less waste for the environment.

2X ULTRA

MANUFACTURING PRODUCTIVITY

We are building more local, multi-category manufacturing plants closer to the consumer, enabling local materials sourcing, lower distribution costs, and lower import duties. This also helps P&G build strong international relationships and deepens our understanding of local consumer needs.

DISTRIBUTION PRODUCTIVITY

We are generating cost savings in shipping and warehousing while improving service levels to customers by optimizing the Company's finished-product supply chain, including cutting the number of distribution centers in half.

MARKETING PRODUCTIVITY

All of P&G's major global brands have changed their mix of marketing tools to reach target consumers more cost effectively. In Feminine Care, for instance, Always and Tampax have reduced TV advertising budgets in favor of higher-return magazine ads and our "BeingGirl.com" website.

GO-TO-MARKET PRODUCTIVITY

P&G is reducing go-to-market costs with streamlined organization designs in developing markets, smaller local organizations, and faster decision-making. We are implementing these designs in the Latin America, Central and Eastern Europe and ASEAN markets.

R&D PRODUCTIVITY

P&G has reduced R&D costs as a percentage of sales, increased the value of the innovation pipeline and led the industry in innovation delivered to market by leveraging a global network of external innovation partners.

ORGANIZATIONAL PRODUCTIVITY

P&G is driving down overhead costs as a percentage of sales by reducing senior management positions, cutting the number of managers on international assignments, moving toward a corporate shared services structure, and reducing staffing duplication among global, regional and local organizations.

^^ffl ^^ffl
^^^Q ^^^rc^^^ffi ^^^^ ^^^^^^^^Q ^MW i^^^^^l SffiaB ^^^M ^]^^»fcini ^^^O ^^ffn^^^^^^^^m^^^^n^^^Qm ^^^^^^^^^^^^^^1 ^^^^^^^^R^Q ^^^g ^^^Q ^^^^ffl ^^^n ^^H ^^^^^^^^^^^^^H ^^^Q ^^^^^^^Q ^^^^^^Q ^^^^^^^9 ^^^a^^^w ffi^^Q ^^^^^^^^^^a ^^^^^^B ^^^^ffl ^^^^^^^^^^^^^^H ^^^^^Q ajiBKBBi — ^^H ^^ffl^^ffl ^^^^ff^^^ ^^^^^9 ^^^Q ^^^Q ^^^^^ ^^^^^W ^^^^^^H ^i^^^ik ^i|Mi^R ^^R^^^^^^^^H
^^^a ^^^^H ^^^^Te^^^^^^^Tt^^^H ^l^^^^n ^^^^^^^^^^^^^H h^^h ^^^m ^^^Q ^^^3 ^^X| ^^^R ^^^^ ^^^Q ^^^H
^^^^^^^^^^^^^^^^^^^^^^^^^^^^^^^^^^H
^^^^m ^^^
^^^w nss iffM ^Nffl vm Brl?/» — fipKiirSj BSE

The Procter & Gamble Company 17

P&G invests more in innovation and marketing support than any other consumer products company. This level of investment is funded primarily by ongoing productivity efforts and rigorous cost discipline.

STING

IN INNOVATION

Productivity and cost savings discipline are deeply ingrained in P&G's culture. Every organization has specific goals for cost savings and productivity improvements, and we manage restructuring work as an ongoing business activity.

Steady investment in innovation and brand building is a top priority in both good times and challenging times alike. Decades of experience have taught us that building strong, innovation-leading brands that deliver superior consumer value is the best way to deliver consistently strong value creation for shareholders.

Rij5iBn3irf7]rfiMl
•^n
aSR
n^^^K a^^BB ^EMBBau5jiM|iig^i^
jl^ffiE^M
^^9 ^^R ^^^^H
^^^^^R^UjjPijkjjiiia.^^^^
^^^^l^^^^h^^^ ^Q^n
^^^M
^Rhjgfci^^^^S ^^M ^^Q

Game-changing innovations like 2x concentrated liquid laundry detergents are successful because we apply a disciplined, systematic approach to innovation management.

P&G's Innovation Process

▶ 1

Search & Discover.

Great innovation ideas come from many places, including consumers, customers, external partners, and our own research. Many small investments are made to test the viability of new ideas, focusing on the long-term market potential of a new technology or product concept. Each year, P&G researchers and business development professionals explore an estimated 5,000 new innovation ideas.

▶ 2

2x

Select & Resource.

With the data from the initial research phase, our disciplined selection process allocates limited resources — human and financial — to the most promising innovation opportunities. Projects are sometimes combined to create even bigger consumer opportunities while conserving resources. P&G spends over $2 billion each year on R&D, by far the most in the consumer products industry — but each dollar of research funding and each hour of research time is treated like a scarce commodity.

^^^^^^S
^^H ^^B
^^m ^^^^Q ^^^
^^ffl
P&G’s Innovation
Process
·H fcLvJilJ
jRliB^WBK
H^^^ul ^BKflw Q^^^^l
^l^^9»
5B BB — ^k ^ b!b

The Procter & Gamble Company 20

3

2x

Design & Qualify.

Next, multifunctional teams — including professionals from product research, marketing, manufacturing, engineering, finance, and other functions — develop comprehensive plans to deliver against challenging success criteria. They leverage best-in-class tools, including virtual product and package design and consumer testing, to qualify each idea technically, conceptually and financially before it is approved for market launch. P&G has built world-class expertise in 11 core technology areas, each critical to creating and qualifying winning innovations in our product categories.

4

ERA
GAIN
Dreft
cheer
Tide

Launch & Leverage.

Finally, an innovation is introduced to consumers and retail customers along with a plan to help deliver key business objectives, including retail distribution, correct pricing, consumer trial, repeat purchase, and ultimately sales and profit. The performance of a new innovation is monitored and measured against these goals. We routinely modify plans to keep new innovations growing for years after launch, and many new brands and products are still building consumer trial after years in the market.

Hm Q^^^^V
HV^I ^KV^, ^Kjj3
B^E^nni^n?Bisv ^^^^ ^^^M ^5 ^^Q ^^g ^jfl ^^9 ^^^Q ^^S ..•^O jn^^^R |^^^5 ^S^Rj ^^^^^^^g U^^B m^ffl
jmm mr mm -
•in
BtiffiiBKiiBBiMMiiTSBpiEiiMBj^^MSjHflip^

The Procter & Gamble Company 21

AG
INNOVATION
NG

P&G is a disciplined innovator. We select innovation projects, allocate resources, and bring innovation to market with disciplined processes and systems that ensure a steady new-product pipeline for every P&G business.

We select innovation projects by identifying consumer-inspired ideas that will build the most short- and long-term shareholder value, whether the ideas begin with P&G or our partners.

We allocate resources to innovation projects by applying rigorous success criteria at every step. Innovations must meet all criteria before moving to the next stage of development and investment.

We bring innovation to market with plans and goals that span multiple years, and with disciplined systems that help ensure high levels of innovation success.

^TKrJ^^^^^nij^^l

Gillette has built the leading male grooming business in the world by delighting consumers with a consistent stream of innovation that improves the consumer experience and strengthens brand equity.

The Gillette innovation portfolio

Every seven or eight years, Gillette launches an entirely new platform, such as Gillette Fusion, that sets a new standard for the brand and for the category. We enhance product performance and brand equity between these disruptive innovations with meaningful product and design initiatives every 12 to 18 months. In addition, we maintain a steady pace of commercial innovation. This mix keeps brands like Gillette growing year after year, often for decades.

TRAC II
1971
Gillette's first twin-blade shaving system for a closer shave

ATRA
1977
The first razor with a pivoting head to hug the contours of the face

TRAC II PLUS
1988
The addition of the lubricating strip onto the Trac II blade cartridges

ATRA PLUS
1985
The first razor with a lubricating strip for increased glide

SENSOR EXCEL
1993
The addition of five flexible microfins for a closer shave

M3 POWER
2004
First powered razor with improved blade technology

MACH3 TURBO
2002
Improved blade and lubricating strip technology, delivering the closest, most comfortable shave to date with less irritation

M3POWER
2005
M3Power ra
inspired by
performanc

Gillette TRAC II
Gillette Atra
Gillette Sensor
Gillette MACH3

WORLD CUP 1994
Gillette was a leading World Cup sponsor from 1960 to 2006
ATRA 1977
The first razor with TRAC II a pjvotjng head to
1971 hug the contours
Gillette’s first of the face
twin-blade
shaving system for a closer shave ^^^
SENSOR 1990
The first razor with spring-mounted blades for increased closeness and comfort
MACH3 1998
World’s first triple-blade razor, taking shaving performance to a new level
• YOUNG GUNS 2004
New marketing campaign including top NASCAR drivers
^^^K^^^^^H^^B
Hi
^^^•^1 ^^^^^^^^^^^^^^^^^^^^^^H

The Procter & Gamble Company 24

Disruptive Innovation

Sustaining Innovation

Commercial Innovation

FUSION PHANTOM
2007
Fusion razor featuring a new sleek, black design

FUSION PHENOM
2008
New razor color leveraging "Gillette Champions" commercial innovation

Gillette
Fusion

NITRO

zor
nigh-
e vehicles

Disruptive Innovation Commercial Innovation
FUSION/FUSION POWER 2006
First five-blade shaving system with unique trimmer blade, setting a new standard for shaving closeness and comfort
CHAMPIONS 2008
New marketing campaign featuring three of the world’s top athletes
·
^^^1

The Procter & Gamble Company 25

P&G delivers a consistent stream of innovation with a balanced combination of disruptive, sustaining and commercial innovations.

ER INNOVATION NG

Disruptive innovation at P&G is innovation that creates new product categories, stimulates new consumer consumption, or resets performance standards in existing categories.

Sustaining innovation at P&G is the relentless stream of product, package, and other improvements that keep brands growing in the years following big, disruptive innovations.

Commercial innovation at P&G is marketing, communications, and in-store innovations that build consumer awareness and trial between product or package improvements.

•22jEsI &• ^^^^^^T wffl|
jTSirrTrwiMl — m ^^^n ^2»w ^^^j E1Bji£TC^H ;1lji£U^H HilflBr —
^^^^^^^5S^R ‘ ^^^^^9• ^^^ffl^^2 j JTitfPti *Mn^U \ ^^^

The Procter & Gamble Company 27

Tide

INNOVATION

P&G people and P&G brands are the innovation leaders of the consumer products industry.

P&G people are innovation leaders who know how to inspire and manage innovation with creativity and discipline. The ability to lead effective innovation programs is required at P&G, particularly at the general manager and president levels.

P&G brands—P&G's 44 largest brands—24 that generate over $1 billion in annual sales and 20 with sales between $500 million and $1 billion—are global platforms for innovation. They enable us to commercialize innovation faster, more effectively and more efficiently than would be possible on smaller, less successful brands.

— J j^^^ffljEB I a/ul /C^ Ag 1^5 ‘ 8 j^[1] ^^9 ^^^y‘[1] ^Blffim!! mS|^§n»a^’ IHVI* k‘ ^j|ujjn^«9|^^^nnlffll|j |sij^niMHsll«kifl _^@o! vm^^^Q ^n^^R ^^^^^^ffi^fjgig^j^M^^w^m^ • mmm jjB ^^gj ^^B IK^flV B f S ^^^^ i j • • B •JlBaliBilEnBEaSalBnEBaillMiiBiiiiHB j
m ha iiMM|||||ij||i|i||||||w
” ''^A-• -^ ^^^^^^B ‘‘[t]^[f] \ M»»“TECflftT?T:?i’l -’•. j ^^^m^•hri^J HflAAfi^^TOJMi^u^H^^^^^^^^BW^ ^•juwttlirall^BalBiiiaJKlgHMwajBiiuMnta^^BalimMJ b^m ILti abc iHHMIHMIWP’lH9MIIIII • ^Hi^YililuiUMiIllE |^^«^M^^ny^u_ ^^^^^^k l^^n^a* . •••••••••••••••••••^•^ (m ^•K^VI^m ’’ •. j ju^^^^&u^^tf^uS ^R^^g HHw^Jn^^ff ^^^^^^9^V^?fS|r ^^^wj^^^^^l “*[w] ^KBiihbk< 1111*1 MiPBHiIK3^B ^^^^^HHiiWBfia ^SffiTOti ^’ *’ ^^^SmffSt\ *^•NlHlt •^•JFHRIIgJp* ^ <L’ ft- ^^^^HiBH I^IH^^^B^^^I^^K4hli[*|ihH^*lQiQi^^^H^HU^MnE•’ ^^*I^K

28 The Procter & Gamble Company

1. Jon Moeller
Vice President and Treasurer

2. Valarie Sheppard
Vice President and Comptroller

3. Keith Harrison
Global Product Supply Officer

4. Mariano Martin
Global Customer Business Development Officer

5. Nancy Swanson
Vice President — Corporate

7. Joan Lewis
Vice President — Global Consumer and Market Knowledge

8. Moheet Nagrath
Global Human Resources Officer

9. Steve Jemison
Chief Legal Officer and Secretary

10. Giovanni Ciserani
President — Western Europe

11. Bruce Brown
Chief Technology Officer

12. Claudia Kotchka
Vice President — Design Innovation & Strategy

13. Charlotte Otto
Global External Relations Officer

14. Jim Stengel
Global Marketing Officer, Retiring

15. Marc Pritchard
Global Marketing Officer

16. Laurent Philippe
Group President — Central & Eastern Europe, Middle East & Africa

17. Deb Henretta
Group President — Asia

18. Daniela Riccardi
President — Greater China

19. Werner Geissler
Vice Chairman — Global Operations

20. Jorge Uribe
President — Latin America

21. Steve Bishop
President — North America

22. Jeff Schomburger
President — Global Wal-Mart Team

23. Jamie Egasti
President — Coffee

24. John Goodwin
President — Global Snacks & Pet Care

— ^Es^^J jOL* “* ^IfllliMlllilllllllllllll^l I^B^^aikks ^S^^^s^B ^K^^I^N?^P^fffnHlBt ^ ^ ^^ ___t ^ ~ •oijJL^y^v ^ — ..^^jf*Kjp^t ^RHPnPWRS^Ii «w*^*-[f]^’>^»l8B8BfflBP.;‘^- -^* ^ tsSS^S ffT ‘ ^ 1.1^^j^jjimm^tjgMjmjjg^ijsg^^ . r^9llL| ^^BHVHHIHlK^B|||Hl^^^l ^^^fllffi^^^B f ^^p^gg^n^^^^^MB_**y^u^^^£ F9IHH4L ^^Ir’lBAvlHUH ^^E£^V^L.^^K£^^^uIvJ I^H
^BK^H3 Mil i j [sjii bm iB^s^^^^^^^^^^BjB3o4’51IE^^M*^^B ^I^^^M^I ~ IMIHRNHHI i? MlfllllH^^^IIIIJ
^^^BZ^^S^^^u ^llll’VSlHHHlll MHn^n! ‘*.•*** ’ ^^ *u-»gi’ ,’’ ^^m A* v
•MHWHMIMHMMi«m*“p*- ._™—— H!MHHI_r* “ v* ** — ^^n^^UukUtUlii^Sflmj^m^^^HHHHflHIIBflkg^F^^^ jrgj ^A * % ^
^^^^^^^^^^^^^^^W’-lBBHIR^-wir/[r] ^Bk&H^DBi

29 The Procter & Gamble Company

Billion-Dollar Brands

Gillette
head & shoulders
Bounty
Tide
BRAUN
PANTENE
Gillette MACH3
Gillette Fusion
OLAY
KOLESTON

Global Beauty & Grooming

29 The Procter & Gamble Company
^ot
Since the beginning of the decade, P&G has more than doubled the number of brands in its portfolio that generate overa billion dollars in annual sales— from 10 to 24. The most recent addition to the billion-dollar brand club is Gillette Fusion, which went from launch to billion-dollar stature in just two years, the fastest in P&G history.
Global Beauty & Grooming

Global Household Care

^C
K?
P&G’s brand portfolio now includes 20 brands that generate between $500 million and $1 billion in annual sales. Combined with the billion-dollar brands, P&G’s top 44 brands account for more than 85% of P&G sales and 90% of profits. Global Health & Well-Being

The Procter & Gamble Company 32

Dash
Più bianco non si può
Purezza e Risparmio
PERTE DE POIDS
Swiffer Dusters
Rejoice
Eukanub
febreze AIR
EXTRA STRENGTH
Bold 2in1
TAMPAX PEARL
Herbal essences
long term relationship
yQuil
COLD & FLU
4
Mr Clean
MAGIC ERASER
Prilosec OTC

The Procter & Gamble Company 32

The Procter & Gamble Company 33

25. Melanie Healey
Group President—Global Feminine & Health Care

26. Rob Steele
Vice Chairman—Global Health & Well-Being

27. Dimitri Panayotopoulos
Vice Chairman—Global Household Care

28. Charlie Pierce
Group President—Global Oral Care

29. Tom Finn
President—Global Health Care

30. Martin Riant
Group President—Global Baby Care

31. Jorge Mesquita
Group President—Global Fabric Care

32. David Taylor
Group President—Global Home Care

33. Juan Pedro Hernandez
President—Braun

34. Gina Drosos
President—Global Personal Beauty

35. Mary Lynn Ferguson-McHugh
President—Family Care

36. Mark Bertolami
President—Duracell

37. Sharon Mitchell
Senior Vice President—Research & Development, Global Fabric Care

38. Ed Shirley
Vice Chairman—Global Beauty & Grooming

39. Chip Bergh
Group President—Global Personal Care

40. Chris de Lapuente
Group President—Global Hair Care

41. Hartwig Langer
President—Global Prestige Products

42. Robert Jongstra
President—Global Professional Care

(Not pictured)

Ravi Chaturvedi
President—Northeast Asia, Retiring

Gil Cloyd
Chief Technology Officer, Retiring

23
24
25
26
27
28
29
30
31
32
33
34
35
36
37
38
39
40
41
42

^Qiy^g Ui’’*’ Vt i ft fi\f . jHT ^^R^^OT^I^^MV^^l^^^^nffl^^^l [m Sl^i J ^9flffl^^lS^^i|lj^^l ». i ^^^^^^w"'^ jBHii^^^B — ^^Blfflw^^l ^^H^^^^^mU^^^K JMjf L ^j^^^^^^^Xii*vk I^^^^^^M^^^ ^^mm^^p^^^^ri ^nu^^ ^^Mhjwiflfe^v hk^^^^^^Bflnji • ^^^^EK^^jbr ^ ^1 ^f^^^•^^^Qra^^^^MMi V^t^ •/* •-v*’ ••’ •JUJjljJIjK^B^M B|^^^^W^3^3 *^^^^ffl^^^^g ^^qmj ^B^jBn^ffiH^raiTiffiiB ^^^^^Mffl^^^^n ^^^^^^^^M^ 4 T9uij^^^^^^^l2! ^B^^Ewt ‘A^^^ ^^^^^^^g^^B^^^^ta j^^^Jr ^^ffi •••••••ll^^l [l] I , . ^jj^^H . ^HHh <iH ^^^^^Q^ ^^^^ ^^^^^^ffl^^^^^^^qmi ^^^ffi ^f%. 4| AnlllHF^T^iniF ^fll^^^SU^^I ™;®t i* • ^ flA.’’ ""*> ^• B^K*f

34 The Procter & Gamble Company

Executive Leadership

From left to right:

Susan Arnold
President—
Global Business Units

Bob McDonald
Chief Operating Officer

Ed Shirley
Vice Chairman—
Global Beauty & Grooming

Clayt Daley, Jr.
Vice Chairman and
Chief Financial Officer

Rob Steele
Vice Chairman—
Global Health & Well-Being

Dimitri Panayotopoulos
Vice Chairman—
Global Household Care

Werner Geissler
Vice Chairman—
Global Operations

^QPBtfvn *i ., ‘^^^S* ‘•i if” ^H^H^’/"' ..••_**k.^ ‘ H*I^M
H[^23^5^^^g Hffl I^^^^Rffl^^Quft^^^B^H^X^^^R^Q^^MIH ... -
^H^^^mM^^l^^nn^^^SIQi^fll ^^^I^^^Qw^^l*^^^nN^^^^^^M^^Q*^^^^^Zj4ffl^^Mi^QfI^^^Ku@iB*S^£^^H^^Q%I^^MH^^^^3^^u^5^^^^D
BB^P”-’* ‘ / ^^^^^^^^^^B[ ••.

The Procter & Gamble Company       35
Financial Contents

Management’s Responsibility for Financial Reporting	36
Management’s Report on Internal Control over Financial Reporting	37
Reports of Independent Registered Public Accounting Firm	37

Management’s Discussion and Analysis
Overview	39
Summary of 2008 Results	42
Forward-Looking Statements	42
Results of Operations	42
Segment Results	44
Financial Condition	49
Significant Accounting Policies and Estimates	51
Other Information	54

Audited Consolidated Financial Statements
Consolidated Statements of Earnings	56
Consolidated Balance Sheets	57
Consolidated Statements of Shareholders’ Equity	58
Consolidated Statements of Cash Flows	59
Notes to Consolidated Financial Statements	60

36      The Procter & Gamble Company
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
This commitment to doing what’s right is embodied in our financial reporting. High-quality financial reporting is our responsibility — one we execute with integrity, and within both the letter and spirit of the law.
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
Our commitment to providing timely, accurate and understandable information to investors encompasses:
Communicating expectations to employees. Every employee — from senior management on down — is required to be trained on the Company’s Worldwide Business Conduct Manual, which sets forth the Company’s commitment to conduct its business affairs with high ethical standards. Every employee is held personally accountable for compliance and is provided several means of reporting any concerns about violations of the Worldwide Business Conduct Manual, which is available on our website at www.pg.com.
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

A.G. Lafley	Clayton C. Daley, Jr.
Chairman of the Board	Vice Chairman and
and Chief Executive Officer	Chief Financial Officer

The Procter & Gamble Company      37
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
Management assessed the effectiveness of the Company’s internal control over financial reporting as of June 30, 2008, using criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and concluded that the Company maintained effective internal control over financial reporting as of June 30, 2008, based on these criteria.
Deloitte & Touche LLP, an independent registered public accounting firm, has audited the effectiveness of the Company’s internal control over financial reporting as of June 30, 2008, as stated in their report which is included herein.

A.G. Lafley	Clayton C. Daley, Jr.
Chairman of the Board	Vice Chairman and
and Chief Executive Officer	Chief Financial Officer

August 12, 2008
Report of Independent Registered Public Accounting Firm
Deloitte
To the Board of Directors and Shareholders of The Procter & Gamble Company
We have audited the accompanying Consolidated Balance Sheets of The Procter & Gamble Company and subsidiaries (the “Company”) as of June 30, 2008 and 2007, and the related Consolidated Statements of Earnings, Shareholders’ Equity, and Cash Flows for each of the three years in the period ended June 30, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, such Consolidated Financial Statements present fairly, in all material respects, the financial position of the Company at June 30, 2008 and 2007, and the results of its operations and cash flows for each of the three years in the period ended June 30, 2008, in conformity with accounting principles generally accepted in the United States of America.
As discussed in Note 1 to the Consolidated Financial Statements, the Company adopted the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109,” effective July 1, 2007. Also, as discussed in Note 1 to the Consolidated Financial Statements, the Company adopted the provisions of SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R),” effective June 30, 2007.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of June 30, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 12, 2008, expressed an unqualified opinion on the Company’s internal control over financial reporting.

Cincinnati, Ohio
August 12, 2008

38       The Procter & Gamble Company
Report of Independent Registered Public Accounting Firm
Deloitte
To the Board of Directors and Shareholders of
The Procter & Gamble Company
We have audited the internal control over financial reporting of The Procter & Gamble Company and subsidiaries (the “Company”) as of June 30, 2008, based on criteria established in Internal Control— Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
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
In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Consolidated Financial Statements as of and for the year ended June 30, 2008 of the Company and our report dated August 12, 2008 expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the Company’s adoption of the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109,” effective July 1, 2007 and the Company’s adoption of the provisions of SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R),” effective June 30, 2007.

Cincinnati, Ohio
August 12, 2008

The Procter & Gamble Company       39
Management’s Discussion and Analysis
The purpose of this discussion is to provide an understanding of P&G’s financial results and condition by focusing on changes in certain key measures from year to year. Management’s Discussion and Analysis (MD&A) is organized in the following sections:
•	Overview
•	Summary of 2008 Results
•	Forward-Looking Statements
•	Results of Operations
•	Segment Results
•	Financial Condition
•	Significant Accounting Policies and Estimates
•	Other Information
Throughout MD&A, we refer to measures used by management to evaluate performance including unit volume growth, net outside sales and after-tax profit. We also refer to a number of financial measures that are not defined under accounting principles generally accepted in the United States of America (U.S. GAAP), including organic sales growth, free cash flow and free cash flow productivity. We believe these measures provide investors with important information that is useful in understanding our business results and trends. The explanation of these measures at the end of MD&A provides more details on the use and the derivation of these measures. Management also uses certain market share and market consumption estimates to evaluate performance relative to competition despite some limitations on the availability and comparability of share information. References to market share and market consumption in MD&A are based on a combination of vendor-reported consumption and market size data, as well as internal estimates.
On October 1, 2005, we completed the acquisition of The Gillette Company for $53.4 billion. The Gillette acquisition ultimately resulted in the creation of Grooming, a new reportable segment, primarily consisting of Gillette’s Blades and Razors and Braun businesses. Results of Gillette’s Personal Care, Oral Care and Duracell businesses were primarily subsumed within the Beauty, the Health Care and the Fabric Care and Home Care reportable segments, respectively. Our discussion of 2007 results within MD&A are in comparison to 2006 results that included the Gillette business only for the nine-month period from October 1, 2005 (the acquisition date) through June 30, 2006. We previously provided details regarding the changes to our reportable segment structure resulting from the integration of the Gillette businesses (as presented in our Form 8-K filed on October 31, 2007).
OVERVIEW
P&G’s business is focused on providing branded consumer goods products. Our goal is to provide products of superior quality and value to improve the lives of the world’s consumers. We believe this will result in leadership sales, profits and value creation, allowing employees, shareholders and the communities in which we operate to prosper.
Our products are sold in more than 180 countries primarily through mass merchandisers, grocery stores, membership club stores and drug stores. We continue to expand our presence in other channels including department stores, salons and “high frequency stores,” the neighborhood stores which serve many consumers in developing markets. We have on-the-ground operations in approximately 80 countries.
Our market environment is highly competitive, with global, regional and local competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers’ private-label brands. Additionally, many of the product segments in which we compete are differentiated by price (referred to as premium, mid-tier and value-tier products). Generally speaking, we compete with premium and mid-tier products and are well positioned in the industry segments and markets in which we operate—often holding a leadership or significant market share position.
Organizational Structure
Our organizational structure is comprised of three Global Business Units (GBUs) and a Global Operations group. The Global Operations group consists of the Market Development Organization (MDO) and Global Business Services (GBS).
GLOBAL BUSINESS UNITS
Our three GBUs are Beauty, Health and Well-Being, and Household Care. The primary responsibility of the GBUs is to develop the overall strategy for our brands. They identify common consumer needs, develop new product innovations and upgrades, and build our brands through effective commercial innovations, marketing and sales.
Under U.S. GAAP, the business units comprising the GBUs are aggregated into six reportable segments: Beauty; Grooming; Health Care; Snacks, Coffee and Pet Care; Fabric Care and Home Care; and Baby Care and Family Care. The following provides additional detail on our GBUs and reportable segments and the key product and brand composition within each.

40 The Procter & Gamble Company	Management’s Discussion and Analysis

	Reportable	% of		% of Net
GBU	Segment	Net Sales	*	Earnings	*	Key Products	Billion-Dollar Brands

beauty	Beauty	23%		22%		Cosmetics, Deodorants, Hair Care, Personal Cleansing, Prestige Fragrances, Skin Care	Head & Shoulders, Olay, Pantene, Wella
	Grooming	10%		13%		Blades and Razors, Electric Hair Removal Devices, Face and Shave Products, Home Appliances	Braun, Fusion, Gillette, Mach3

health and well-being	Health Care	17%		20%		Feminine Care, Oral Care, Personal Health Care, Pharmaceuticals	Actonel, Always, Crest, Oral-B
	Snacks, Coffee and Pet Care	6%		4%		Coffee, Pet Food, Snacks	Folgers, lams, Pringles

household care	Fabric Care and Home Care	28%		27%		Air Care, Batteries, Dish Care, Fabric Care, Surface Care	Ariel, Dawn, Downy, Duracell, Gain, Tide
	Baby Care and Family Care	16%		14%		Baby Wipes, Bath Tissue, Diapers, Facial Tissue, Paper Towels	Bounty, Charmin, Pampers

*	Percent of net sales and net earnings for the year ended June 30, 2008 (excluding results held in Corporate).
Beauty
Beauty: We are a global market leader in beauty and compete in markets which comprise approximately $230 billion in global retail sales. Most of the beauty markets in which we compete are highly fragmented with a large number of global and local competitors. We are the global market leader in hair care with over 20% of the global market share. In skin care, we compete primarily with the Olay brand, which is the top facial skin care retail brand in the world. We are also one of the global market leaders in prestige fragrances, primarily behind the Gucci, Hugo Boss and Dolce & Gabbana fragrance brands.
Grooming: This segment consists of blades and razors, face and shave preparation products (such as shaving cream), electric hair removal devices and small household appliances. We hold leadership market share in the manual blades and razors market on a global basis and in almost all of the geographies in which we compete. Our global manual blades and razors market share is about 70%, primarily behind Mach3, Fusion, Venus and the Gillette franchise. Our electric hair removal devices and small home appliances are sold under the Braun brand in a number of markets around the world, where we compete against both global and regional competitors. Our primary focus in this area is in electric hair removal devices, such as electric razors and epilators, where we hold over 30% and over 50% of the male and female markets, respectively.
Health and Well-Being
Health Care: We compete in oral care, feminine care, and pharmaceuticals and personal health. In oral care, there are several global competitors in the market, and we have the number two market share position at approximately 20% of the global market. We are the global market leader in the feminine care category with about one-third of the global market share. In pharmaceuticals and personal health, we have approximately one-third of the global bisphosphonates market for the treatment of osteoporosis under the Actonel brand. We are the market leader in nonprescription heartburn medications and in respiratory treatments behind Prilosec OTC and Vicks, respectively.
Snacks, Coffee and Pet Care: In snacks, we compete against both global and local competitors and have a global market share of approximately 10% in the potato chips market behind our Pringles brand. Our coffee business competes almost solely in North America, where we hold a leadership position with approximately one-third of the U.S. market, primarily behind our Folgers brand. We have announced plans to separate our coffee business and merge it with The J. M. Smucker Company in a transaction that is expected to close in the second quarter of fiscal 2009. In pet care, we compete in several markets around the globe in the premium pet care segment, behind the lams and Eukanuba brands. The vast majority of our pet care business is in North America, where we have about a 10% share of the market.
Household Care
Fabric Care and Home Care: This segment is comprised of a variety of fabric care products, including laundry cleaning products and fabric conditioners; home care products, including dish care, surface cleaners and air fresheners; and batteries. In fabric care, we generally have the number one or number two share position in the markets in which we compete and are the global market leader, with approximately one-third of the global market share. Our global home care market share is about 20% across the categories in which we compete. In batteries, we compete primarily behind the Duracell brand and have over 40% of the global alkaline battery market share.
Baby Care and Family Care: In baby care, we compete primarily in diapers, training pants and baby wipes, with over one-third of the global market share. We are the number one or number two baby care competitor in most of the key markets in which we compete, primarily behind Pampers, the Company’s largest brand, with annual net sales of approximately $8 billion. Our family care business is predominantly a North American business comprised primarily of the Bounty paper towel and Charmin toilet tissue brands, with U.S. market shares of over 40% and over 25%, respectively.

Management’s Discussion and Analysis	The Procter & Gamble Company 41
GLOBAL OPERATIONS
Market Development Organization
Our MDO is responsible for developing go-to-market plans at the local level. The MDO includes dedicated retail customer, trade channel and country-specific teams. It is organized along seven geographic regions: North America, Western Europe, Northeast Asia, Central & Eastern Europe/Middle East/Africa, Latin America, ASEAN/Australia/lndia and Greater China. Throughout MD&A, we reference business results in developing markets, which we define as the aggregate of Central & Eastern Europe/Middle East/Africa, Latin America, ASEAN/Australia/ India and Greater China, and developed markets, which are comprised of North America, Western Europe and Northeast Asia.
Global Business Services
GBS provides technology, processes and standard data tools to enable the GBUs and the MDO to better understand the business and better serve consumers and customers. The GBS organization is responsible for providing world-class solutions at a low cost and with minimal capital investment.
Strategic Focus
P&G is focused on strategies that we believe are right for the long-term health of the Company and will increase returns for our shareholders. The Company’s annual financial targets are:
•	Organic sales growth of 4% to 6%. This is comprised of:
– 3% to 5% pre-Gillette organic sales growth target, plus

– 1% of growth acceleration behind revenue synergies associated with the Gillette acquisition.
•	Diluted net earnings per share (EPS) growth of 10% or better,excluding the net impact of Gillette dilution.
•	Free cash flow productivity of 90% or greater (defined as the ratio of operating cash flow less capital expenditures to net earnings).
– Capital spending at or below 4% of net sales annually.
In order to achieve these targets, we focus on our core strengths of consumer understanding, branding, innovation, go-to-market capability and global scale and scope against the following growth areas:
•	Grow our leading brands in our biggest markets and with our winning customers.
•	Shift our portfolio mix to faster-growing businesses with higher gross margins that are less asset-intensive.

•	Grow disproportionately in developing markets and with value-conscious consumers.
To sustain consistent and reliable sales and earnings growth in line with our financial targets, we have identified four key enablers:
•	Building a diversified and balanced portfolio of businesses, brands and geographies to deliver consistent, reliable top- and bottom-line growth. Our portfolio of businesses provides a unique combination of stability, scale and growth. We compete primarily in 22 global product categories and are a market leader in over two-thirds of these categories. In addition, our portfolio includes 24 brands that generate over $1 billion in annual sales and 20 brands that generate between $500 million and $1 billion in annual sales. Combined, these 44 brands account for 85% or more of our sales and profits. These brands are platforms for future innovations that will drive sales growth, expand categories for retail customers and differentiate brands in the minds of consumers. Our geographic portfolio includes a healthy balance of developed and developing market businesses. Approximately 40% of sales are generated from the United States, our home market, and developing markets account for approximately 30% of sales. We will continue to invest to grow market sizes and share in developed regions, and will continue to expand our product range in faster-growing developing markets.
•	Investing in innovation and core P&G capabilities and strengths to enable us to reach more of the world’s consumers with quality, affordable products. This includes expanding our presence in markets and reaching more consumers where we are underrepresented, including value-conscious consumers.
•	Leveraging the Company’s organizational structure to drive clear focus, accountability and improved go-to-market capability. We have an organizational structure that works together to leverage our knowledge and scale at the global level with a deep understanding of the consumer and customer at the local level.
–	The GBU organizations leverage their consumer understanding to develop the overall strategy for our brands. They identify common consumer needs, develop new products and build our brands through effective marketing innovations and product upgrades. The GBU is focused on winning the “second moment of truth”— when the consumer uses the product and evaluates how well the product meets his or her expectations.

–	The MDO develops go-to-market plans at the local level, leveraging their understanding of the local consumers and customers. The MDO is focused on winning the “first moment of truth”— when a consumer stands in front of the shelf and chooses a product from among many competitive offerings.

–	Global Business Services operates as the “back office” for the GBUs and the MDO, providing cost-effective world-class technology, processes and standard data tools to better understand the business and better serve consumers and customers. GBS personnel, or highly efficient and effective third-party partners, provide these services.
•	Focusing on cost improvement and cash productivity. Each organization is evaluated on its ability to support the Company’s financial goals and increase total shareholder return. This includes an evaluation of net sales growth, earnings growth, profit margin expansion and cash productivity. Our organizations are evaluated on their ability to generate cash, for example, by increasing productivity, improving capacity utilization, meeting capital spending targets and reducing working capital required to run the business.

42 The Procter & Gamble Company	Management’s Discussion and Analysis
SUMMARY OF 2008 RESULTS
For the fiscal year ended June 30, 2008, we delivered our seventh consecutive year of sales growth and free cash flow productivity at or above our stated targets.
•	Net sales increased 9% to $83.5 billion.
– Organic sales, which exclude the impacts of acquisitions, divestitures and foreign exchange, increased 5%, in line with our post-Gillette organic sales growth target range of 4% to 6%.

– Every reportable segment delivered year-on-year organic sales growth.
•	Diluted net earnings per share increased 20% to $3.64.
– Earnings per share grew behind 11% operating profit growth.
•	Cash flow from operating activities was $15.8 billion.
– Free cash flow productivity was 106%, ahead of our 90% target.
FORWARD-LOOKING STATEMENTS
We discuss expectations regarding future performance, events and outcomes, such as our business outlook and objectives, in annual and quarterly reports, press releases and other written and oral communications. All such statements, except for historical and present factual information, are “forward-looking statements,” and are based on financial data and our business plans available only as of the time the statements are made, which may become out-of-date or incomplete. We assume no obligation to update any forward-looking statements as a result of new information, future events or other factors. Forward-looking statements are inherently uncertain and investors must recognize that events could be significantly different from our expectations.
Ability to Achieve Business Plans. We are a consumer products company and rely on continued demand for our brands and products. To achieve business goals, we must develop and sell products that appeal to consumers and retail trade customers. Our continued success is dependent on leading-edge innovation with respect to both products and operations and on the continued positive reputations of our brands. This means we must be able to obtain patents and respond to technological advances and patents granted to competition. Our success is also dependent on effective sales, advertising and marketing programs in an increasingly fragmented media environment. Our ability to innovate and execute in these areas will determine the extent to which we are able to grow existing sales and volume profitably, especially with respect to the product categories and geographic markets (including developing markets) in which we have chosen to focus. There are high levels of competitive activity in the environments in which we operate. To address these challenges, we must respond to competitive factors, including pricing, promotional incentives, trade terms and product initiatives. We must manage each of these factors, as well as maintain mutually beneficial relationships with our key customers, in order to effectively compete and achieve our business plans. Since our goals include a growth component tied to acquisitions, we must manage and integrate key acquisitions, such as the Gillette and Wella acquisitions, including achieving the cost and growth synergies in accordance with stated goals.
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
Global Economic Conditions. Economic changes, terrorist activity and political unrest may result in business interruption, inflation, deflation or decreased demand for our products. Our success will depend, in part, on our ability to manage continued global political and/or economic uncertainty, especially in our significant geographic markets, as well as any political or economic disruption due to terrorist and other hostile activities.
Regulatory Environment. Changes in laws, regulations and the related interpretations may alter the environment in which we do business. This includes changes in environmental, competitive and product-related laws, as well as changes in accounting standards and taxation requirements. Our ability to manage regulatory, tax and legal matters (including product liability, patent, intellectual property and competition law matters) and to resolve pending legal matters within current estimates may impact our results.
RESULTS OF OPERATIONS
Net Sales
Net sales increased 9% in 2008 to $83.5 billion behind 4% unit volume growth, a favorable 5% foreign exchange impact and a positive 1% pricing impact. Favorable foreign exchange resulted primarily from the strengthening of European and other currencies relative to the U.S. dollar. Price increases were taken across a number of our businesses primarily to offset higher commodity costs. Mix had a negative 1 % impact on net sales primarily due to disproportionate growth in developing regions, where selling prices are below the Company average. Each reportable segment posted year-on-year volume growth, with mid-single-digit growth in Fabric Care and Home Care, Baby Care and Family Care, Grooming and Health Care and low-single-digit growth in Beauty and Snacks, Coffee and Pet Care. Each geographic region posted year-on-year volume growth except Western Europe, which was down low-single digits due to the impact of divestitures. Excluding the impact of acquisitions and divestitures, every geographic region delivered year-on-year volume growth. Volume grew primarily behind initiative activity on key brands and continued double-digit growth in developing regions. Organic sales increased 5% behind organic volume growth of 5%, which excludes the impact of acquisitions and divestitures. Each reportable segment posted year-on-year organic sales and organic volume growth.

Management’s Discussion and Analysis	The Procter & Gamble Company 43
Net sales increased 12% in 2007 to $76.5 billion. Sales were up behind 9% unit volume growth, including the impact of an extra three months of Gillette results in 2007. Organic volume increased 5%. Developing regions continued to lead the growth with double-digit increases for the year. All reportable segments increased organic volume for the year except the Snacks, Coffee and Pet Care segment. Higher pricing, primarily in coffee and Health Care, contributed 1% to sales growth. Product mix had no net impact on sales as a more premium product mix driven by the additional three months of Gillette results in 2007 was offset by the negative mix impact of disproportionate growth in developing markets, where the average unit sales price is lower than the Company average. Favorable foreign exchange contributed 2% to net sales growth. Organic sales increased 5% versus 2006 with each reportable segment posting year-on-year growth.
NET SALES
(in billions of dollars)
DEVELOPING MARKETS
(% of net sales)
Operating Costs
Gross margin was down 70 basis points in 2008 to 51.3% of net sales. Commodity and energy cost increases had a negative impact on gross margin of about 200 basis points. These were largely offset by the benefits of scale leverage from volume growth and cost savings projects resulting from manufacturing efficiency improvements and product reformulations.
Gross margin was 52.0% in 2007, an increase of 60 basis points versus the prior year. Higher commodity and energy costs had a negative impact of approximately 60 basis points on gross margin. These were more than offset by scale leverage from organic volume growth, higher pricing and cost savings projects. The additional three months of the Gillette business in 2007, which has a higher gross margin than the base P&G business, drove additional gross margin improvement of approximately 30 basis points.

		Basis Point		Basis Point
Comparisons as a percentage of net sales; Years ended June 30	2008	Change	2007	Change	2006

Gross margin	51.3%	(70)	52.0%	60	51.4%
Selling, general and administrative	30.8%	(100)	31.8%	(20)	32.0%
Operating margin	20.5%	30	20.2%	80	19.4%
Earnings before income taxes	19.3%	10	19.2%	100	18.2%
Net earnings	14.5%	100	13.5%	80	12.7%

GROSS MARGIN
(% of net sales)
Total selling, general and administrative expenses (SG&A) increased 6% to $25.7 billion in 2008. The increase was driven by higher overhead and marketing spending to support business growth. SG&A as a percentage of net sales was down 100 basis points. Overhead spending was down as a percentage of net sales for the total Company and for each reportable segment primarily due to volume scale leverage, a focus on overhead productivity and incremental synergy savings from the Gillette acquisition. Marketing spending as a percentage of net sales was in line with previous year levels.
SG&A in 2007 increased 11%, or $2.5 billion, to $24.3 billion. SG&A increased primarily due to the additional three months of Gillette in 2007 and to support business growth, partially offset by overhead and media purchasing synergies from the Gillette integration. The additional three months of Gillette in 2007 accounted for approximately $1.1 billion of the increase, including approximately $160 million of incremental acquisition-related expenses. The incremental acquisition-related expenses were comprised of three additional months of intangible asset amortization resulting from revaluing intangible assets in the opening balance sheet of the acquired Gillette business, costs to restructure the business post-acquisition and other integration-related expenses. SG&A as a percentage of net sales was 31.8% in 2007, an improvement of 20 basis points versus 2006. Overhead expenses as a percentage of net sales were down due to volume scale leverage, overhead cost control and synergies from the Gillette integration. Marketing spending as a percentage of net sales in 2007 was roughly in line with prior year levels despite media purchasing synergies generated by the Gillette acquisition and a continued focus on marketing return-on-investment (ROI) programs.
SELLING, GENERAL AND ADMINISTRATIVE EXPENSE
(% of net sales)

44 The Procter & Gamble Company	Management’s Discussion and Analysis
Non-Operating Items
Non-operating items primarily include interest expense, divestiture gains and interest and investment income. Interest expense increased 13% to $1.5 billion in 2008 driven by a higher interest rate on our long-term borrowings and a higher debt level to fund the Company’s previously announced share repurchase program. Under this share repurchase program, which began in July 2007, we plan to repurchase between $24—$30 billion of P&G stock over a three-year period. In 2007, interest expense increased 17% to $1.3 billion due to the financing costs associated with the debt issued to fund the share repurchase program executed in conjunction with the acquisition of Gillette in October 2005. The repurchase program associated with Gillette was completed in July 2006.
Other non-operating income in 2008 decreased $102 million versus the prior year period primarily due to lower current period interest income. Interest income declined in 2008 primarily due to lower interest rates and cash balances. Divestiture gains on the sale of minor brands in 2008 were in line with previous year levels. Other non-operating income increased $281 million in 2007 to $564 million primarily due to higher divestiture gains in 2007.
Our tax rate declined in 2008 from 29.7% to 24.9%. Approximately 3 percentage points of this decline was due to discrete adjustments to reserves for previously existing uncertain tax positions in the U.S. and other countries. The balance of the decline was primarily driven by a more favorable geographic mix of earnings and a reduction in the German statutory tax rate, which reduced our deferred tax liabilities related to acquired intangible assets. Our effective tax rate in 2007 was down 30 basis points versus 2006 primarily due to a more favorable country mix impact in 2007, partially offset by higher levels of reserve releases in 2006.
Net Earnings
Net earnings increased 17% to $12.1 billion in 2008 behind sales growth and a 100-basis point improvement in net earnings margin. Net earnings margin increased due to lower SG&A as a percentage of net sales and a lower tax rate, which more than offset lower gross margin. Net earnings in 2007 increased 19% to $10.3 billion behind sales growth, including the additional three months of Gillette results and earnings margin expansion. Net earnings margin expanded 80 basis points primarily behind gross margin improvement.
Diluted net earnings per share in 2008 were up 20% versus the prior year to $3.64 per share. Diluted net earnings per share growth exceeded net earnings growth due to share repurchase activity. We repurchased $10 billion of treasury shares in 2008 under a previously announced share buyback program that started in July 2007. Gillette was modestly accretive to our earnings per share results in 2008, compared to dilution of approximately $0.10—$0.12 per share in 2007. The elimination of Gillette dilution on our earnings per share drove approximately 4 percentage points of earnings per share growth in 2008. Diluted net earnings per share in 2007 increased 15% to $3.04 primarily behind earnings growth, partially offset by the impact of a net increase in the weighted average shares outstanding in 2007 versus 2006 resulting from the incremental shares issued in conjunction with the Gillette acquisition on October 1, 2005.
DILUTED NET EARNINGS
(per common share)
SEGMENT RESULTS
Results for the segments reflect information on the same basis we use for internal management reporting and performance evaluation. Within the Beauty GBU, we provide data for the Beauty and the Grooming reportable segments. In the Health and Well-Being GBU, we provide data for the Health Care and the Snacks, Coffee and Pet Care reportable segments. In the Household Care GBU, we provide data for the Fabric Care and Home Care and the Baby Care and Family Care reportable segments.
The results of these reportable business segments do not include certain non-business unit specific costs such as interest expense, investing activities and certain restructuring costs. These costs are reported in our Corporate segment and are included as part of our Corporate segment discussion. Additionally, as described in Note 12 to the Consolidated Financial Statements, we have investments in certain companies over which we exert significant influence, but do not control the financial and operating decisions and, therefore, do not consolidate them (“unconsolidated entities”). Since certain of these investments are managed as integral parts of the Company’s business units, they are accounted for as if they were consolidated subsidiaries for management and segment reporting purposes. This means pretax earnings in the business units include 100% of each pretax income statement component. In determining after-tax earnings in the business units, we eliminate the share of earnings applicable to other ownership interests, in a manner similar to minority interest, and apply the statutory tax rates. Eliminations to adjust each line item to U.S. GAAP are included in our Corporate segment.
Beauty
BEAUTY

		Change vs.		Change vs.
(in millions of dollars)	2008	Prior Year	2007	Prior Year*

Volume	n/a	+2%	n/a	+4%
Net sales	$19,515	+9%	$17,889	+7%
Net earnings	$2,730	+5%	$2,611	+8%

*	The Gillette business was acquired on October 1, 2005. Therefore, the fiscal 2007 growth rates are versus a base period that included only 9 months of Gillette Beauty results (e.g., deodorants products).
Beauty net sales increased 9% in 2008 to $19.5 billion behind 2% volume growth and 6% of favorable foreign exchange. Favorable product mix had a positive 1% impact on net sales primarily due to stronger growth in skin care and prestige fragrances, which have

Management’s Discussion and Analysis	The Procter & Gamble Company 45

		Volume
	Volume with	Excluding
	Acquisitions	Acquisitions	Foreign			Net Sales
Net Sales Change Drivers vs. Year Ago (2008 vs. 2007)	& Divestitures	& Divestitures	Exchange	Price	Mix/Other	Growth

BEAUTY
Beauty	2%	3%	6%	0%	1%	9%
Grooming	5%	6%	7%	2%	-3%	11%
HEALTH AND WELL-BEING
Health Care	4%	4%	5%	1%	-1%	9%
Snacks, Coffee and Pet Care	2%	2%	3%	3%	-1%	7%
HOUSEHOLD CARE
Fabric Care and Home Care	6%	6%	5%	1%	-1%	11%
Baby Care and Family Care	4%	8%	4%	1%	0%	9%

TOTAL COMPANY	4%	5%	5%	1%	-1%	9%

Sales percentage changes are approximations based on quantitative formulas that are consistently applied.
higher than segment average unit selling prices. This more than offset the impact of disproportionate growth in developing regions, which have lower selling prices than the segment average. Skin care volume was up mid-single digits driven by growth on Olay behind the Definity and Regenerist initiatives. Our global skin care market share was up slightly, driven primarily by about a 1 point increase in our U.S. market share. Prestige fragrances volume was up low-single digits and organic volume was up high-single digits behind new product launches on Dolce & Gabbana and Hugo Boss. Retail hair care volume was up mid-single digits, led by high-single-digit growth in developing markets. Retail hair care volume in developed regions was flat as a double-digit volume increase on Head & Shoulders was offset by a double-digit volume decline on Pantene in North America. Hair color volume increased low-single digits as growth on Nice ‘N Easy behind the Perfect 10 launch more than offset declines on other color brands. Professional hair care volume declined mid-single digits as growth from color was more than offset by declines in care and styling. Overall, global hair care market share was in line with the prior year level. Volume in deodorants was down low-single digits primarily due to competitive activity and market softness in Western Europe.
Net earnings in Beauty increased 5% to $2.7 billion in 2008 as the impact of higher sales was partially offset by a lower net earnings margin. Net earnings margin was down 60-basis points as lower gross margin and the impact of base period divestiture gains on minor brands more than offset the benefit of a lower tax rate due to geographic mix. Gross margin was down due to higher commodity costs, which more than offset the benefit of increased volume scale leverage and manufacturing cost savings projects. SG&A increased slightly as higher marketing spending as a percentage of net sales was partially offset by lower overhead spending as a percentage of net sales.
In 2007, Beauty net sales increased 7% to $17.9 billion behind 4% unit volume growth. Volume growth was driven by initiative activity across categories and continued expansion in developing regions, where volume increased high-single digits. Prestige fragrances volume was up double-digits behind The One, Boss Selection and Boss Femme fragrance initiatives and the addition of Dolce & Gabbana. Skin care volume was up high-single digits behind the Olay Definity and Regenerist product initiatives. Hair care volume grew mid-single digits as a result of product initiatives on Pantene, Head & Shoulders and Herbal Essences and continued expansion in developing regions. Beauty sales benefited from a 1 % positive mix impact primarily due to disproportionate growth in prestige fragrances, which has a higher than segment average unit selling price. This was offset by higher levels of promotional activity, which resulted in a negative 1% pricing impact. Favorable foreign exchange contributed 3% to net sales. Net earnings increased 8% in 2007 to $2.6 billion primarily behind net sales growth. Earnings margin increased 15 basis points primarily due to lower SG&A as a percentage of net sales and divestiture gains on several minor Beauty brands, partially offset by the negative mix impact from lower SK-II shipments. SG&A improved as higher marketing spending as a percentage of net sales to support initiative activity was more than offset by lower overhead expenses as a percentage of net sales resulting from the benefit of volume scale leverage and Gillette-related synergy savings. SK-II shipments were down in 2007 due to the sales disruption in Asia resulting from the voluntary temporary suspension of SK-II shipments in China early in the 2007 fiscal year.

GROOMING
		Change vs.		Change vs.
(in millions of dollars)	2008	Prior Year	2007	Prior Year *

Volume	n/a	+5%	n/a	+36%
Net sales	$8,254	+11%	$7,437	+45%
Net earnings	$1,679	+21%	$1,383	+63%

*	The Gillette business was acquired on October 1, 2005. Therefore, the fiscal 2007 growth rates are versus a base period that included only 9 months of Gillette Grooming results.
Grooming net sales increased 11% to $8.3 billion in 2008. Net sales were up behind 5% volume growth, a 7% favorable foreign exchange impact and a 2% positive pricing impact driven by price increases on premium shaving systems. Product mix had a negative 3% impact on net sales as positive product mix from growth on the premium-priced Fusion brand was more than offset by the impact of disproportionate growth in developing regions, where selling prices are below the segment average. Blades and razors volume increased high-single digits behind double-digit growth in developing regions driven primarily by

46 The Procter & Gamble Company	Management’s Discussion and Analysis
Fusion expansion and Prestobarba3 launch. In developed regions, blades and razors volume was down low-single digits as double-digit growth on Fusion was more than offset by lower shipments of legacy shaving systems. Fusion delivered more than $1 billion in net sales for 2008, making it the Company’s 24th billion-dollar brand. Braun volume was down mid-single digits primarily due to supply constraints at a contract manufacturer, the announced exits of certain appliance businesses and the divestiture of the thermometer and blood pressure devices business.
Net earnings in Grooming were up 21% in 2008 to $1.7 billion behind net sales growth and a 170-basis point earnings margin expansion. Earnings margin improved behind lower SG&A as a percentage of net sales, partially offset by a reduction in gross margin. Gross margin declined due to higher costs incurred at a contract manufacturer on the Braun home appliance business, which more than offset benefits from higher pricing and volume scale leverage. SG&A as a percentage of net sales was down primarily due to lower overhead spending driven largely by synergies from the integration of Gillette into P&G’s infrastructure.
In 2007, net sales in Grooming increased 45% to $7.4 billion on 36% unit volume growth, including the impact of the extra three months of Gillette results in fiscal 2007. Organic sales increased 6% during the year, with organic volume up 2%. Blades and razors organic volume was up mid-single digits primarily behind the continued expansion of the Fusion razor system and growth of Mach3 in countries where Fusion has not yet launched. Fusion was launched in North America in fiscal 2006 and expanded into other markets including Western Europe in fiscal 2007. In Braun, organic volume was down low-single digits as the impact of the launches of 360 Complete and Contour razors in North America and Pulsonic razors in Germany and Japan were more than offset by lower volume on household appliances in Europe. Favorable product mix, primarily behind the launch of the premium Fusion razors, contributed 3% to net sales. Price increases taken across most shaving systems added an additional 2% to net sales and favorable foreign exchange added an additional 4%. Net earnings increased 63% in 2007 to $1.4 billion. The extra three months of Gillette results in fiscal 2007 contributed 46% of the total earnings growth. The remaining growth was due to organic sales growth and integration-driven synergy savings, partially offset by higher marketing investment behind Fusion and incremental acquisition-related charges. We incurred approximately $40 million of incremental acquisition-related charges in fiscal 2007. The incremental acquisition-related charges are primarily comprised of amortization charges from revaluing intangible assets in the opening balance sheet, partially offset by base period product costs related to revaluing Gillette’s opening inventory balance. Amortization charges were higher in fiscal 2007 due to the extra three months of Gillette results in the period.
Health and Weil-Being
HEALTH CARE

		Change vs.		Change vs.
(in millions of dollars)	2008	Prior Year	2007	Prior Year *

Volume	n/a	+4%	n/a	+8%
Net sales	$14,578	+9%	$13,381	+13%
Net earnings	$2,506	+12%	$2,233	+22%

*	The Gillette business was acquired on October 1, 2005. Therefore, the fiscal 2007 growth rates are versus a base period that included only 9 months of Gillette Health Care results (e.g., Oral-B).
Health Care net sales increased 9% in 2008 to $14.6 billion behind a 4% increase in unit volume. Foreign exchange had a positive 5% impact on net sales and price increases added 1% to net sales. Disproportionate growth in developing regions, which have selling prices below the segment average, resulted in a negative 1% mix impact. Feminine care volume increased mid-single digits and organic volume was up high-single digits behind double-digit growth on Naturella and high-single digit growth on Always, which more than offset a low-single digit decline on Tampax. Our global feminine care market share increased slightly in 2008 to about 38%. Oral care volume was up mid-single digits behind initiative-driven growth on Oral-B toothbrushes and Crest. U.S. market share on Crest dentifrice was in line with the previous year. Volume in Pharmaceuticals and personal health was up low-single digits as the impact of adding the Swiss Precision Diagnostics business was largely offset by lower shipments of Actonel, Prilosec OTC and PuR. The PuR decline was from adjustments to a Whirlpool® water filters licensing agreement. Prilosec OTC volume began to decline in the third fiscal quarter of 2008 due to the recent loss of marketplace exclusivity and the entry of competing products into the market. This is expected to continue and to have an adverse effect on the results of the Health Care segment in future periods.
Net earnings in Health Care were up 12% in 2008 to $2.5 billion due to higher net sales and a 50-basis point improvement in net earnings margin. Net earnings margin increased as reduced SG&A as a percentage of net sales more than offset lower gross margin. Gross margin was down due to higher commodity costs and a less profitable mix driven primarily by disproportionate growth in developing regions and lower shipments of Prilosec OTC, which more than offset the benefit of increased volume scale leverage and manufacturing cost savings. SG&A improved primarily behind lower overhead spending as a percentage of net sales due to a focus on productivity improvement and Gillette synergy benefits.
Health Care net sales increased 13% in 2007 to $13.4 billion behind an 8% increase in unit volume. Sales and volume were up as a result of three additional months of Gillette oral care results in fiscal 2007 and growth on the base P&G business. Health Care organic sales increased 7% behind 5% organic volume growth. Oral care organic volume grew mid-single digits behind double-digit growth in developing regions, high-single-digit growth on Oral-B and the launch of Crest Pro-Health toothpaste in North America. Pharmaceuticals and personal health volume increased low-single digits behind growth on

Management’s Discussion and Analysis	The Procter & Gamble Company 47
Prilosec OTC, partially offset by lower volume on Actonel due to strong competitive activity in the osteoporosis market. Our U.S. market share on Prilosec OTC increased about 1-point during the year. Feminine care volume was up high-single digits, led by double-digit growth in developing regions. Successful initiative activity in North America on the Always Clean and Fresh initiatives and product upgrades on Tampax Pearl more than offset the impact of strong competitive activity in Western Europe and Northeast Asia, resulting in a 1-point increase in our global feminine care market share. Pricing, primarily in Pharmaceuticals and personal health, contributed 2% to segment net sales growth. A more premium product mix added an additional 1% to net sales as disproportionate growth on Crest Pro-Health in North America more than offset the negative impact from higher relative growth in developing regions. Foreign exchange had a positive 2% impact on net sales. Net earnings grew 22% to $2.2 billion in 2007 behind organic sales growth, the additional three months of Gillette oral care results and earnings margin expansion. Earnings margin increased 120 basis points behind increased gross margin on our base business and lower SG&A as a percentage of net sales. SG&A improved primarily due to lower overhead expenses as a percentage of net sales resulting from volume scale leverage, Gillette synergy savings and lower research and development costs in our Pharmaceuticals business driven by further leveraging external R&D networks and higher clinical milestone payments in the base period.
SNACKS, COFFEE AND PET CARE

		Change vs.		Change vs.
(in millions of dollars)	2008	Prior Year	2007	Prior Year

Volume	n/a	+2%	n/a	+0%
Net sales	$4,852	+7%	$4,537	+4%
Net earnings	$477	0%	$477	+24%

Snacks, Coffee and Pet Care net sales increased 7% to $4.9 billion in 2008. Net sales grew behind a 2% volume increase, a positive 3% price impact resulting from price increases in coffee and pet care and a 3% favorable foreign exchange impact. Product mix had a negative 1% impact on net sales from a decline in coffee volume, which has higher selling prices than the segment average. Snacks volume was up high-single digits behind the launch of Rice Infusion in Western Europe and Extreme Flavors and Pringles Stix in North America. Coffee volume declined low-single digits as growth from the launch of the Dunkin’ Donuts® line was more than offset by lower volume on the balance of the business due to higher price gaps versus branded competition and reductions in trade inventory levels ahead of an upcoming product restage. Coffee market share in the U.S. was up about 1 point versus the prior year, primarily due to favorable mix impacts from the premium-priced Dunkin’ Donuts® line. In pet care, volume was down low-single digits due to negative impacts from the voluntary wet pet food recall in the U.S. in March 2007 that contributed to about a 1% decline in our U.S. market share.
Net earnings in Snacks, Coffee and Pet Care were $477 million in 2008, in line with the prior year. Higher sales were offset by lower net earnings margin. Net earnings margin was down 70 basis points as lower gross margin more than offset improved SG&A expenses as a percentage of net sales. Gross margin was down as higher commodity costs across the segment more than offset price increases, base period pet food recall impacts and manufacturing cost savings. SG&A decreased as a percentage of net sales due to reductions in both overhead and marketing spending as a percentage of net sales. Hurricane Katrina insurance payments were received in both the current and previous fiscal years and, therefore, had minimal impact on the segment’s year-on-year net earnings growth rate.
We previously announced plans to separate our coffee business into a separate operating company. In June 2008, we announced an agreement with The J. M. Smucker Company to merge the separated coffee company into The J. M. Smucker Company in an all-stock reverse Morris Trust transaction. We expect the transaction to close in the second quarter of fiscal 2009. The coffee business comprised $1.8 billion of net sales in 2008.
Snacks, Coffee and Pet Care net sales increased 4% in 2007 to $4.5 billion. Unit volume was in line with the prior year as growth in coffee was offset by a decline in pet care. Snacks volume was in line with the prior year. Coffee volume was up high-single digits primarily due to a low base period that included a reduction in the coffee business from Hurricane Katrina and 2007 volume from the launches of Folgers Simply Smooth and Gourmet Selections. Pet care volume was down mid-single digits versus the year-ago period due to strong competitive activity and the impacts of a voluntary recall. In March 2007, we voluntarily recalled certain lams and Eukanuba wet pet foods to help ensure maximum pet safety following the discovery of contaminated materials at a pet food supplier. Price increases in coffee and favorable product mix from disproportionate coffee growth each had a positive 1% impact on net sales. Foreign exchange had a positive 2% impact on net sales. Net earnings in 2007 increased 24% to $477 million. Earnings increased behind sales growth and a base period comparison that included costs related to Hurricane Katrina, which more than offset a decline in 2007 gross margin from the impacts of higher commodity costs and expenses associated with the pet food recall.
Household Care
FABRIC CARE AND HOME CARE

		Change vs.		Change vs.
(in millions of dollars)	2008	Prior Year	2007	Prior Year *

Volume	n/a	+6%	n/a	+10%
Net sales	$23,831	+11%	$21,469	+13%
Net earnings	$3,422	+9%	$3,127	+20%

*	The Gillette business was acquired on October 1, 2005. Therefore, the fiscal 2007 growth rates are versus a base period that included only 9 months of Gillette Fabric Care and Home Care results (e.g., batteries).
Fabric Care and Home Care net sales in 2008 increased 11% to $23.8 billion. Volume was up 6%, price increases added 1% and favorable foreign exchange added 5% to net sales growth. This was partially offset by a negative 1% mix impact primarily from disproportionate growth in developing regions and a shift toward large sizes in fabric care, both of which have selling prices below the segment

48 The Procter & Gamble Company	Management’s Discussion and Analysis
average. Fabric care volume increased mid-single digits behind high-single-digit growth in developing regions and mid-single-digit growth in developed regions. Growth was driven by the liquid laundry detergent compaction launch in North America and initiative activity on Tide, Gain, Ariel and Downy. Home care volume was up mid-single digits due to double-digit growth in developing regions and high-teens growth on Febreze from the launch of Febreze Candles. Batteries volume was up mid-single digits behind double-digit growth in developing regions and mid-single-digit growth in developed regions.
Net earnings in Fabric Care and Home Care increased 9% to $3.4 billion in 2008 primarily behind higher net sales. Net earnings margin was down 20 basis points primarily due to lower gross margin, partially offset by a reduction in SG&A as a percentage of net sales. Gross margin was down due to higher commodity costs, which more than offset benefits from pricing, increased volume scale leverage and manufacturing cost savings projects. SG&A improved as a percentage of net sales due to lower overhead spending as a percentage of net sales resulting from a focus on overhead productivity improvements.
Fabric Care and Home Care net sales increased 13% in 2007 to $21.5 billion. Sales growth was driven by a 10% increase in volume and a 3% favorable foreign exchange impact. The extra three months of batteries results in fiscal 2007 contributed 3% to the segment’s sales growth and 2% to segment volume growth. Volume was up high-single digits in both fabric care and home care led by double-digit growth in developing regions. In developed regions, fabric care volume grew mid-single digits and home care volume grew high-single digits behind product initiatives such as Tide Simple Pleasures, Gain Joyful Expressions, Febreze Noticeables, upgrades on Swiffer and the launch of Fairy auto-dishwashing in Western Europe. Our market share in both fabric care and home care increased by about 1 point globally during the year. In batteries, organic volume increased mid-single digits behind high-single-digit developing region growth from expanded distribution in high-frequency stores in Latin America. Net earnings in 2007 were up 20% to $3.1 billion behind organic sales growth, the additional three months of batteries results and an 80-basis point improvement in net earnings margin. Earnings margin improved behind higher gross margin and lower SG&A as a percentage of net sales. The gross margin improvement was driven by scale benefits of volume growth and cost savings projects that more than offset higher commodity costs. SG&A improved primarily behind lower overhead expenses as a percentage of net sales resulting from volume scale leverage and Gillette synergy savings.
BABY CARE AND FAMILY CARE

		Change vs.		Change vs.
(in millions of dollars)	2008	Prior Year	2007	Prior Year

Volume	n/a	+4%	n/a	+5%
Net sales	$13,898	+9%	$12,726	+6%
Net earnings	$1,728	+20%	$1,440	+11%

Baby Care and Family Care net sales increased 9% in 2008 to $13.9 billion. Volume was up 4%, including the impact of the Western European family care divestiture. Price increases contributed 1% to net sales and foreign exchange had a positive 4% impact on net sales. Organic volume and organic sales, which exclude the impacts of the Western European family care divestiture and foreign exchange, both grew 8%. Organic volume growth was balanced across the segment with high-single-digit growth in both baby care and family care. Baby care volume in developed regions was up mid-single digits behind growth on the Pampers Baby Stages of Development and on the Baby Dry Caterpillar Flex initiative. In developing regions, baby care volume was up double-digits behind continued growth on Pampers. Baby care market share in the U.S. was up nearly 1 point to about 29%. Family care volume was down low-single digits due to the divestiture of the Western European family care business but was up high-single digits on an organic basis behind the Bounty and Charmin product restages. U.S. market share on both Bounty and Charmin was up over 1 point to about 45% and 28%, respectively.
Net earnings in Baby Care and Family Care were up 20% to $1.7 billion in 2008 behind higher net sales and earnings margin expansion. Net earnings margin improved 110 basis points primarily behind higher gross margin and lower SG&A as a percentage of net sales. Gross margin was up due to a more profitable product mix following the Western Europe family care divestiture, the benefit of increased volume scale leverage, pricing and manufacturing cost savings projects, which more than offset higher commodity and energy costs. SG&A improved as a percentage of net sales due to lower overhead spending as a percentage of net sales, partially offset by higher marketing expenses as a percentage of net sales.
Baby Care and Family Care net sales increased 6% in 2007 to $12.7 billion behind 5% unit volume growth. Baby care volume grew mid-single digits with developing regions up double digits. In developed regions, baby care volume was up low-single digits as growth on Pampers Baby Stages of Development and Baby Dry Caterpillar Flex more than offset softness on Pampers in Western Europe and Luvs in North America from lower competitor pricing of both branded and private label products. Family care volume increased mid-single digits behind product performance upgrades on Bounty and continued growth on Bounty and Charmin Basic products. Disproportionate growth on baby care in developing regions and on the Basic tier products, which have a lower average selling price, led to a negative 1% mix impact. Favorable foreign exchange contributed 2% to sales growth. Net earnings in Baby Care and Family Care increased 11% to $1.4 billion in 2007 behind net sales growth and a 50-basis point improvement in net earnings margin. Earnings margin increased as lower SG&A as a percentage of net sales more than offset a reduction in gross margin. Gross margin was down slightly as manufacturing cost savings and volume scale leverage were more than offset by the impact of higher pulp costs and a less profitable product mix. SG&A improved as a percentage of net sales due to lower overhead expenses from volume scale leverage and a reduction in marketing expenses as a percentage of net sales.

Management’s Discussion and Analysis	The Procter & Gamble Company 49
Corporate
Corporate includes certain operating and non-operating activities not allocated to specific business units. These include: the incidental businesses managed at the corporate level; financing and investing activities; other general corporate items; the historical results of certain divested brands and categories, including certain Gillette brands that were divested as required by regulatory authorities in relation to the Gillette acquisition; and certain restructuring-type activities to maintain a competitive cost structure, including manufacturing and workforce rationalization. Corporate also includes reconciling items to adjust the accounting policies used in the segments to U.S. GAAP. The most significant reconciling items include income taxes (to adjust from statutory rates that are reflected in the segments to the overall Company effective tax rate), adjustments for unconsolidated entities (to eliminate sales, cost of products sold and SG&A for entities that are consolidated in the segments but accounted for using the equity method for U.S. GAAP) and minority interest adjustments for subsidiaries where we do not have 100% ownership. Since both unconsolidated entities and less than 100% owned subsidiaries are managed as integral parts of the Company, they are accounted for similar to a wholly owned subsidiary for management and segment purposes. This means our segment results recognize 100% of each income statement component through before-tax earnings in the segments, with eliminations for unconsolidated entities in Corporate. In determining segment aftertax net earnings, we apply the statutory tax rates (with adjustments to arrive at the Company’s effective tax rate in Corporate) and eliminate the share of earnings applicable to other ownership interests, in a manner similar to minority interest.
Corporate net sales primarily reflect the adjustment to eliminate the sales of unconsolidated entities included in business unit results. Net sales decreased $462 million primarily driven by higher adjustments to eliminate the impact of joint venture net sales for unconsolidated entities that are reflected as sales in the business segments. These adjustments increased due to sales growth of existing unconsolidated entities and the addition of the Swiss Precision Diagnostics business. In 2008, net earnings in Corporate increased $464 million. The increase was driven primarily by a lower tax rate resulting from the net benefits of adjustments to reserves for uncertain tax positions.
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
Operating Activities
Operating cash flow was $15.8 billion in 2008, an increase of 18% over the prior year. Both operating cash flow and the increase in operating cash flow over the prior year resulted primarily from higher net earnings and non-cash charges (depreciation and amortization, stock-based compensation and deferred income taxes). Working capital balances increased primarily to support business growth resulting in a net use of cash. Inventory days on hand increased by 8 days primarily due to foreign exchange and higher material costs, partially offset by accounts receivable and accounts payable impacts. Accounts payable days were up 4 days due to higher material values and increased capital expenditures in the fourth quarter. Accounts receivable days were down 2 days primarily due to the harmonization of Gillette trade terms, which historically carried longer payment terms than P&G.
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
Free Cash Flow. We view free cash flow as an important measure because it is one factor impacting the amount of cash available for dividends and discretionary investment. It is defined as operating cash flow less capital expenditures and is one of the measures used to evaluate senior management and determine their at-risk compensation. In 2008, free cash flow was $12.8 billion, compared to $10.5 billion in 2007. Free cash flow increased primarily as a result of higher operating cash flow. Capital expenditures increased from $2.9 billion in 2007 to $3.0 billion in 2008 representing 3.6% of net sales. Free cash flow productivity, defined as the ratio of free cash flow to net earnings, was 106% in 2008, ahead of the Company’s 90% target.
In 2007, free cash flow was $10.5 billion, compared to $8.7 billion in 2006 as a result of higher operating cash flow. Free cash flow productivity was 101 % in 2007.
FREE CASH FLOW PRODUCTIVITY
(% of net earnings)

50 The Procter & Gamble Company	Management’s Discussion and Analysis
Investing Activities
Net investing activities used $2.5 billion of cash in both 2008 and 2007.
Acquisitions. Acquisitions used $381 million of cash in 2008 primarily for the acquisition of Frederic Fekkai, a premium hair care brand, in Beauty. In 2007, acquisitions used $492 million of cash for several minor transactions, primarily in Beauty and Health Care, including the Swiss Precision Diagnostics business.
Capital Spending. We view capital spending efficiency as a critical component of our overall cash management strategy. Capital expenditures in 2008 were $3.0 billion, compared to $2.9 billion in 2007. Capital spending as a percentage of net sales was 3.6% in 2008, compared to 3.9% in 2007.
CAPITAL SPENDING
(% of net sales)
Proceeds from Asset Sales. Proceeds from asset sales were $928 million in 2008 primarily behind the sale of our Western Europe family care business as well as several minor Beauty and Health Care divestitures. In 2007, proceeds from asset sales were $281 million primarily due to the divestitures of Pert in North America, Sure and several non-strategic minor Beauty brands.
Financing Activities
Dividend Payments. Our first discretionary use of cash is dividend payments. Dividends per common share increased 13% to $1.45 per share in 2008. This increase represents the 52nd consecutive fiscal year the Company has increased its common share dividend. Total dividend payments to both common and preferred shareholders were $4.7 billion, $4.2 billion and $3.7 billion in 2008, 2007 and 2006, respectively.
DIVIDENDS
(per common share)
Long-Term and Short-Term Debt. We maintain debt levels we consider appropriate after evaluating a number of factors, including cash flow expectations, cash requirements for ongoing operations, investment and financing plans (including acquisitions and share repurchase activities) and the overall cost of capital. Total debt was $36.7 billion in 2008, $35.4 billion in 2007 and $38.1 billion in 2006. Debt increased in 2008 primarily to fund the Company’s treasury share repurchase program discussed below. The decrease in debt in 2007 was primarily due to the utilization of operating cash flow to pay down existing balances.
Liquidity. Our primary source of liquidity is cash generated from operations. We believe internally generated cash flows adequately support business operations, capital expenditures and shareholder dividends, as well as a level of other discretionary cash uses (e.g., for minor acquisitions or share repurchases).
We are able to supplement our liquidity needs, as required, with broad access to financing in capital markets and four bank credit facilities. Broad access to financing includes commercial paper programs in multiple markets at favorable rates given our strong credit ratings (including separate U.S. dollar and Euro multicurrency programs).
We maintain four bank credit facilities: a $6 billion 364-day facility expiring in August 2008, a $6 billion 5-year facility expiring in August 2012, a $3 billion 5-year facility expiring in August 2012 and a $1.8 billion 364-day facility expiring in June 2009. The facility expiring in August 2008 is no longer needed and is not planned to be replaced. The remaining credit facilities are in place to support our ongoing commercial paper program and can be extended for certain periods of time as specified in, and in accordance with, the terms of each credit agreement. We anticipate that these facilities will remain largely undrawn for the foreseeable future. These credit facilities do not have cross-default or ratings triggers, nor do they have material adverse events clauses, except at the time of signing. In addition to these credit facilities, we have an automatically effective registration statement on Form S-3 filed with the SEC that is available for registered offerings of short- or long-term debt securities.
The Company’s Moody’s and Standard & Poor’s (S&P) short-term credit ratings are P-1 and A-1+, respectively. Our Moody’s and S&P long-term credit ratings are Aa3 with a negative outlook and AA-with a stable outlook, respectively.
Treasury Purchases. Total share repurchases in 2008 were $10.0 billion, nearly all of which were made under our publicly announced share repurchase plan. Under this plan, which began in July 2007, the Company expects to repurchase $24-30 billion of Company shares at a rate of $8-10 billion per year. Total share repurchases in 2007 were $5.6 billion.
Guarantees and Other Off-Balance Sheet Arrangements. We do not have guarantees or other off-balance sheet financing arrangements, including variable interest entities, which we believe could have a material impact on financial condition or liquidity.
Contractual Commitments. The following table provides information on our contractual commitments as of June 30, 2008.

Management’s Discussion and Analysis	The Procter & Gamble Company 51

		Less Than			After
(in millions of dollars)	Total	1 Year	1-3 Years	3-5 Years	5 Years

RECORDED LIABILITIES
Total debt	$36,321	$13,063	$5,426	$3,807	$14,025
Capital leases	407	55	90	76	186
Unrecognized tax benefit(1)	318	318	—	—	—

OTHER
Interest payments relating to long-term debt	13,084	1,230	1,921	1,746	8,187
Operating leases(2)	1,656	299	528	381	448
Minimum pension funding(3)	1,401	575	826	—	—
Purchase obligations(4)	4,326	1,205	1,662	1,096	363

TOTAL CONTRACTUAL COMMITMENTS	57,513	16,745	10,453	7,106	23,209

(1)	As of June 30, 2008, the Company’s Consolidated Balance Sheet reflects a liability for unrecognized tax benefits of S3.4 billion, including S811 of interest and penalties. Due to the high degree of uncertainty regarding the timing of future cash outflows of liabilities for unrecognized tax benefits beyond one year, a reasonable estimate of the period of cash settlement for the next twelve months beyond the balance sheet date of June 30, 2008, can not be made.

(2)	Operating lease obligations are shown net of guaranteed sublease income.

(3)	Represents future pension payments to comply with local funding requirements. The projected payments beyond fiscal year 2011 are not currently determinable.

(4)	Primarily reflects future contractual payments under various take-or-pay arrangements entered into as part of the normal course of business. Commitments made under take-or-pay obligations represent future purchases in line with expected usage to obtain favorable pricing. Approximately 36% relates to service contracts for information technology, human resources management and facilities management activities that were outsourced in recent years. While the amounts listed represent contractual obligations, we do not believe it is likely that the full contractual amount would be paid if the underlying contracts were canceled prior to maturity. In such cases, we generally are able to negotiate new contracts or cancellation penalties, resulting in a reduced payment. The amounts do not include obligations related to other contractual purchase obligations that are not take-or-pay arrangements. Such contractual purchase obligations are primarily purchase orders at fair value that are part of normal operations and are reflected in historical operating cash flow trends. We do not believe such purchase obligations will adversely affect our liquidity position.
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
Due to the nature of our business, these estimates generally are not considered highly uncertain at the time of estimation, meaning they are not expected to result in changes that would materially affect our financial condition, results of operations or cash flows in any given year.
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
Deferred tax assets generally represent items that can be used as a tax deduction or credit in future years for which we have already recorded the tax benefit in our income statement. Deferred tax liabilities generally represent tax expense recognized in our financial statements for which payment has been deferred, or expenditures for which we have already taken a deduction in our tax return but have not yet been recognized in our financial statements or assets recorded at fair value in business combinations for which there was no corresponding tax basis adjustment.

52 The Procter & Gamble Company	Management’s Discussion and Analysis
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
We operate in multiple jurisdictions with complex regulatory environments subject to different interpretations by the taxpayer and respective governmental taxing authorities. In certain of these jurisdictions we may take positions that management believes are supportable, but are potentially subject to successful challenge by the applicable taxing authority. We evaluate our tax positions and establish liabilities in accordance with Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (FIN 48). We review these tax uncertainties in light of the changing facts and circumstances, such as the progress of tax audits, and adjust them accordingly. We have a number of audits in process in various jurisdictions. Although the resolution of these tax positions is uncertain, based on currently available information, we believe that the ultimate outcomes will not have a material adverse effect on our financial position, results of operations or cash flows.
Because there are a number of estimates and assumptions inherent in calculating the various components of our tax provision, certain changes or future events such as changes in tax legislation, geographic mix of earnings, completion of tax audits or earnings repatriation plans could have an impact on those estimates and our effective tax rate.
Employee Benefits
We sponsor various post-employment benefits throughout the world. These include pension plans, both defined contribution plans and defined benefit plans, and other post-employment benefit (OPEB) plans, consisting primarily of health care and life insurance for retirees. For accounting purposes, the defined benefit and OPEB plans require assumptions to estimate the projected and accumulated benefit obligations, including the following variables: discount rate; expected salary increases; certain employee-related factors, such as turnover, retirement age and mortality; expected return on assets and health care cost trend rates. These and other assumptions affect the annual expense and obligations recognized for the underlying plans. Our assumptions reflect our historical experiences and management’s best judgment regarding future expectations. In accordance with U.S. GAAP, the net amount by which actual results differ from our assumptions is deferred. If this net deferred amount exceeds 10% of the greater of plan assets or liabilities, a portion of the deferred amount is included in expense for the following year. The cost or benefit of plan changes, such as increasing or decreasing benefits for prior employee service (prior service cost), is deferred and included in expense on a straight-line basis over the average remaining service period of the employees expected to receive benefits.
The expected return on plan assets assumption is important, since many of our defined benefit plans and our primary OPEB plan are funded. The process for setting the expected rates of return is described in Note 9 to the Consolidated Financial Statements. For 2008, the average return on assets assumption for pension plan assets and OPEB assets was 7.4% and 9.3%, respectively. A change in the rate of return of 0.5% for both pension and OPEB assets would impact annual benefit expense by less than $50 million after tax.
Since pension and OPEB liabilities are measured on a discounted basis, the discount rate is a significant assumption. Discount rates used for our U.S. defined benefit and OPEB plans are based on a yield curve constructed from a portfolio of high quality bonds for which the timing and amount of cash outflows approximate the estimated payouts of the plan. For our international plans, the discount rates are set by benchmarking against investment grade corporate bonds rated AA or better. The average discount rate on the defined benefit pension plans of 6.3% represents a weighted average of local rates in countries where such plans exist. A 0.5% change in the discount rate would impact annual after-tax benefit expense by less than $50 million. The rate on the OPEB plan of 6.9% reflects the higher interest rates generally applicable in the U.S., which is where a majority of the plan participants receive benefits. A 0.5% change in the discount rate would impact annual after-tax OPEB expense by less than $10 million.
Certain defined contribution pension and OPEB benefits in the U.S. are funded by the Employee Stock Ownership Plan (ESOP), as discussed in Note 9 to the Consolidated Financial Statements.
Acquisitions
We account for acquired businesses using the purchase method of accounting. Under the purchase method, our Consolidated Financial Statements reflect the operations of an acquired business starting from the completion of the acquisition. In addition, the assets acquired and labilities assumed must be recorded at the date of acquisition at their respective estimated fair values, with any excess of the purchase price over the estimated fair values of the net assets acquired recorded as goodwill.
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
We typically use an income method to estimate the fair value of intangible assets, which is based on forecasts of the expected future cash flows attributable to the respective assets. Significant estimates and assumptions inherent in the valuations reflect a consideration of other marketplace participants, and include the amount and timing of future cash flows (including expected growth rates and profitability), the underlying product or technology life cycles, economic barriers to entry, a brand’s relative market position and the discount rate applied to the cash flows. Unanticipated market or macroeconomic events and circumstances may occur, which could affect the accuracy or validity of the estimates and assumptions.

Management’s Discussion and Analysis	The Procter & Gamble Company 53
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
Goodwill and Intangible Assets
Acquired intangible assets may represent indefinite-lived assets (e.g., certain trademarks or brands), determinable-lived intangibles (e.g., certain trademarks or brands, customer relationships, patents and technologies) or residual goodwill. Of these, only the costs of determinable-lived intangibles are amortized to expense over their estimated life. The value of indefinite-lived intangible assets and residual goodwill is not amortized, but is tested at least annually for impairment. Our impairment testing for goodwill is performed separately from our impairment testing of indefinite-lived intangibles. We test goodwill for impairment, at least annually, by reviewing the book value compared to the fair value at the reportable unit level. We test individual indefinite-lived intangibles at least annually by reviewing the individual book values compared to the fair value. Considerable management judgment is necessary to evaluate the impact of operating and macroeconomic changes and to estimate future cash flows to measure fair value. Assumptions used in the Company’s impairment evaluations, such as forecasted growth rates and cost of capital, are consistent with internal projections and operating plans. We believe such assumptions and estimates are also comparable to those that would be used by other marketplace participants. When certain events or changes in operating conditions occur, indefinite-lived intangible assets may be reclassified to a determinable life asset and an additional impairment assessment may be performed. We did not recognize any material impairment charges for goodwill or intangible assets during the years presented.
The recorded value of goodwill and intangible assets from recently acquired businesses are derived from more recent business operating plans and macroeconomic environmental conditions and therefore are more susceptible to an adverse change that could require an impairment charge. Indefinite-lived intangible assets totaled $27.9 billion at June 30, 2008, of which $24.7 billion represent recently acquired Gillette intangible assets. The Gillette indefinite-lived intangible assets were recorded at estimated fair values as of the acquisition date. Total goodwill is $59.8 billion at June 30, 2008, of which $38.0 billion results from the Gillette acquisition. Such goodwill reflects the residual amount from a purchase price allocation as of the acquisition date. Because the Gillette intangible and goodwill amounts represent current values as of the relatively recent acquisition date, such amounts are more susceptible to an impairment risk if business operating results or macroeconomic conditions deteriorate.
New Accounting Pronouncements
As more fully discussed in Notes 1 and 10 to the Consolidated Financial Statements, on July 1, 2007, we adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No.109” (FIN 48). FIN 48 addresses the accounting and disclosure of uncertain tax positions. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The difference between the tax benefit recognized in the financial statements for a position in accordance with FIN 48 and the tax benefit claimed in the tax return is referred to as an unrecognized tax benefit.
As more fully discussed in Notes 1 and 9 to the Consolidated Financial Statements, we adopted SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R),” (SFAS 158) at June 30, 2007. SFAS 158 requires companies to recognize the over-funded and under-funded status of defined benefit pension and other postretirement plans as assets or liabilities on their balance sheets and to recognize previously unrecognized changes in that funded status, in the year in which changes occur, through other comprehensive income in shareholders’ equity.
In September 2006 the FASB issued SFAS No. 157, “Fair Value Measurements” (SFAS 157). This standard defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The standard, as amended, is effective for the Company beginning July 1, 2008, for certain financial assets and liabilities and beginning July 1, 2009, for non-financial assets and liabilities recognized or disclosed at fair value on a nonrecurring basis. We believe that the adoption of SFAS 157 will not have a material effect on our financial position, results of operations or cash flows.

54 The Procter & Gamble Company	Management’s Discussion and Analysis
In December 2007, the FASB issued SFAS No. 141 (Revised), “Business Combinations” (SFAS 141(R)) and SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51"(SFAS 160). SFAS 141(R) and SFAS 160 revise the method of accounting for a number of aspects of business combinations and noncontrolling interests, including acquisition costs, contingencies (including contingent assets, contingent liabilities and contingent purchase price), the impacts of partial and step-acquisitions (including the valuation of net assets attributable to non-acquired minority interests), and post acquisition exit activities of acquired businesses. SFAS 141(R) and SFAS 160 will be effective for the Company during our fiscal year beginning July 1, 2009.
In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133” (SFAS 161). SFAS 161 impacts disclosures only and will provide additional qualitative and quantitative information on the use of derivatives and their impact on an entity’s financial position, financial performance, and cash flows. SFAS 161 will be effective for the Company beginning January 1, 2009.
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
Derivative positions are monitored using techniques including market valuation, sensitivity analysis and value-at-risk modeling. The tests for interest rate, currency rate and commodity price exposures discussed below are based on the CorporateManager™ value-at-risk model using a one-year horizon and a 95% confidence level. The model incorporates the impact of correlation (the degree to which exposures move together over time) and diversification (from holding multiple currency, commodity and interest rate instruments) and assumes that financial returns are normally distributed. Estimates of volatility and correlations of market factors are drawn from the RiskMetrics™ dataset as of June 30, 2008. In cases where data is unavailable in RiskMetrics™, a reasonable proxy is included.
Our market risk exposures relative to interest rates, currency rates and commodity prices, as discussed below, have not changed materially versus the previous reporting period. In addition, we are not aware of any facts or circumstances that would significantly impact such exposures in the near term.
Interest Rate Exposure on Financial Instruments. Interest rate swaps are used to hedge exposures to interest rate movement on underlying debt obligations. Certain interest rate swaps denominated in foreign currencies are designated to hedge exposures to currency exchange rate movements on our investments in foreign operations. These currency interest rate swaps are designated as hedges of the Company’s foreign net investments.
Based on our overall interest rate exposure as of and during the year ended June 30, 2008, including derivative and other instruments sensitive to interest rates, we believe a near-term change in interest rates, at a 95% confidence level based on historical interest rate movements, would not materially affect our financial statements.
Currency Rate Exposure on Financial Instruments. Because we manufacture and sell products in a number of countries throughout the world, we are exposed to the impact on revenue and expenses of movements in currency exchange rates. The primary purpose of our currency hedging activities is to reduce the risk that our financial position will be adversely affected by short-term changes in exchange rates. Corporate policy prescribes the range of allowable hedging activity. We primarily use forward contracts and options with maturities of less than 18 months.
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
Based on our overall currency rate exposure as of and during the year ended June 30, 2008, we believe, at a 95% confidence level based on historical currency rate movements, the impact of a near-term change in currency rates on derivative and other instruments would not materially affect our financial statements.
Commodity Price Exposure on Financial Instruments. We use raw materials that are subject to price volatility caused by weather, supply conditions, political and economic variables and other unpredictable factors. In addition to fixed price contracts, we use futures, options and swap contracts to manage the volatility related to the above exposures.
Based on our overall commodity price exposure as of and during the year ended June 30, 2008, we believe, at a 95% confidence level based on historical commodity price movements, the impact of a near-term change in commodity prices on derivative and other instruments would not materially affect our financial statements.

Management’s Discussion and Analysis	The Procter & Gamble Company 55
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
The following table provides a numerical reconciliation of organic sales growth to reported net sales growth for fiscal 2008:

						Fabric
	Total				Snacks, Coffee	Care and	Baby Care and
	Company	Beauty	Grooming	Health Care	and Pet Care	Home Care	Family Care

Reported net sales growth	9%	9%	11%	9%	7%	11%	9%
Acquisitions & divestitures impact	+1%	+1%	0%	-1%	0%	0%	+3%
Foreign exchange impact	-5%	-6%	-7%	-5%	-3%	-5%	-4%

ORGANIC SALES GROWTH	5%	4%	4%	3%	4%	6%	8%

The following table provides a numerical reconciliation of organic sales growth to reported net sales growth for fiscal 2007:

	Total
	Company	Grooming	Health Care

Reported net sales growth	12%	45%	13%
Acquisitions & divestitures impact	-5%	-35%	-4%
Foreign exchange impact	-2%	-4%	-2%

ORGANIC SALES GROWTH	5%	6%	7%

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
The following table provides a numerical reconciliation of free cash flow:

					Free
	Operating	Capital	Free	Net	Cash Flow
	Cash Flow	Spending	Cash Flow	Earnings	Productivity

2008	$15,814	$(3,046)	$12,768	$12,075	106%
2007	$13,435	$(2,945)	$10,490	$10,340	101%

56      The Procter & Gamble Company
Consolidated Statements of Earnings

Amounts in millions except per share amounts; Years ended June 30	2008	2007	2006

NET SALES	$83,503	$76,476	$68,222
Cost of products sold	40,695	36,686	33,125
Selling, general and administrative expense	25,725	24,340	21,848

OPERATING INCOME	17,083	15,450	13,249

Interest expense	1,467	1,304	1,119
Other non-operating income, net	462	564	283

EARNINGS BEFORE INCOME TAXES	16,078	14,710	12,413

Income taxes	4,003	4,370	3,729

NET EARNINGS	$12,075	$10,340	$8,684

BASIC NET EARNINGS PER COMMON SHARE	$3.86	$3.22	$2.79

DILUTED NET EARNINGS PER COMMON SHARE	$3.64	$3.04	$2.64

DIVIDENDS PER COMMON SHARE	$1.45	$1.28	$1.15

See accompanying Notes to Consolidated Financial Statements.

The Procter & Gamble Company     57
Consolidated Balance Sheets

Amounts in millions; June 30	2008	2007

CURRENT ASSETS
Cash and cash equivalents	$3,313	$5,354
Investment securities	228	202
Accounts receivable	6,761	6,629
Inventories
Materials and supplies	2,262	1,590
Work in process	765	444
Finished goods	5,389	4,785

Total inventories	8,416	6,819
Deferred income taxes	2,012	1,727
Prepaid expenses and other current assets	3,785	3,300
TOTAL CURRENT ASSETS	24,515	24,031

PROPERTY, PLANT AND EQUIPMENT

Buildings	7,052	6,380
Machinery and equipment	30,145	27,492
Land	889	849

Total property, plant and equipment	38,086	34,721
Accumulated depreciation	(17,446)	(15,181)

NET PROPERTY, PLANT AND EQUIPMENT	20,640	19,540

GOODWILL AND OTHER INTANGIBLE ASSETS
Goodwil	59,767	56,552
Trademarks and other intangible assets, net	34,233	33,626

NET GOODWILL AND OTHER INTANGIBLE ASSETS	94,000	90,178

OTHER NONCURRENT ASSETS	4,837	4,265

TOTAL ASSETS	$143,992	$138,014

CURRENT LIABILITIES
Accounts payable	$6,775	$5,710
Accrued and other liabilities	10,154	9,586
Taxes payable	945	3,382
Debt due within one year	13,084	12,039

TOTAL CURRENT LIABILITIES	30,958	30,717

LONG-TERM DEBT	23,581	23,375
DEFERRED INCOME TAXES	11,805	12,015
OTHER NONCURRENT LIABILITIES	8,154	5,147

TOTAL LIABILITIES	74,498	71,254

SHAREHOLDERS’ EQUITY
Convertible Class A preferred stock, stated value $1 per share (600 shares authorized)	1,366	1,406
Non-Voting Class B preferred stock, stated value $1 per share (200 shares authorized)	—	—
Common stock, stated value $1 per share (10,000 shares authorized; shares issued: 2008- 4,001 .8, 2007-3,989.7)	4,002	3,990
Additional paid-in capital	60,307	59,030
Reserve for ESOP debt retirement	(1,325)	(1,308)
Accumulated other comprehensive income	3,746	617
Treasury stock, at cost (shares held: 2008-969.1, 2007-857.8)	(47,588)	(38,772)
Retained earnings	48,986	41,797

TOTAL SHAREHOLDERS’ EQUITY	69,494	66,760

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$143,992	$138,014

See accompanying Notes to Consolidated Financial Statements.

58     The Procter & Gamble Company
Consolidated Statements of Shareholders’ Equity

						Accumulated
	Common			Additional	Reserve for	Other
	Shares	Common	Preferred	Paid-in	ESOP Debt	Comprehensive	Treasury	Retained
Dollars in millions/Shares in thousands	Outstanding	Stock	Stock	Capital	Retirement	Income	Stock	Earnings	Total

BALANCE JUNE 30, 2005	2,472,934	$2,977	$1,483	$3,030	$(1,259)	$(1,566)	$(17,194)	$31,004	$18,475

Net earnings								8,684	8,684
Other comprehensive income:
Financial statement translation						1,316			1,316
Net investment hedges, net of $472 tax						(786)			(786)
Other, net of tax benefits						518			518

Total comprehensive income									$9,732

Dividends to shareholders:
Common								(3,555)	(3,555)
Preferred, net of tax benefits								(148)	(148)
Treasury stock purchases	(297,132)			(9)			(16,821)		(16,830)
Employee plan issuances	36,763	16		1,308			887	(319)	1,892
Preferred stock conversions	3,788		(32)	5			27		—
Gillette acquisition	962,488	983		53,522			(1,134)		53,371
E50P debt impacts					(29)				(29)

BALANCE JUNE 30, 2006	3,178,841	3,976	1,451	57,856	(1,288)	(518)	(34,235)	35,666	62,908

Net earnings								10,340	10,340
Other comprehensive income:
Financial statement translation						2,419			2,419
Net investment hedges, net of $488 tax						(835)			(835)
Other, net of tax benefits						(116)			(116)

Total comprehensive income									$11,808

Adjustment to initially apply SFAS 158, net of tax						(333)			(333)
Dividends to shareholders:
Common								(4,048)	(4,048)
Preferred, net of tax benefits								(161)	(161)
Treasury stock purchases	(89,829)						(5,578)		(5,578)
Employee plan issuances	37,824	14		1,167			1,003		2,184
Preferred stock conversions	5,110		(45)	7			38		—
ESOP debt impacts					(20)				(20)

BALANCE JUNE 30, 2007	3,131,946	3,990	1,406	59,030	(1,308)	617	(38,772)	41,797	66,760

Net earnings								12,075	12,075
Other comprehensive income:
Financial statement translation						6,543			6,543
Net investment hedges, net of $1,719 tax						(2,951)			(2,951)
Other, net of tax benefits						(463)			(463)

Total comprehensive income									$15,204

Cumulative impact for adoption of FIN 48								(232)	(232)
Dividends to shareholders:
Common								(4,479)	(4,479)
Preferred, net of tax benefits								(176)	(176)
Treasury stock purchases	(148,121)						(10,047)		(10,047)
Employee plan issuances	43,910	12		1,272			1,196		2,480
Preferred stock conversions	4,982		(40)	5			35		—
ESOP debt impacts					(17)			1	(16)

BALANCE JUNE 30, 2008	3,032,717	$4,002	$1,366	$60,307	$(1,325)	$3,746	$(47,588)	$48,986	$69,494

See accompanying Notes to Consolidated Financial Statements.

The Procter & Gamble Company     59
Consolidated Statements of Cash Flows

Amounts in millions; Years ended June 30	2008	2007	2006

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	$5,354	$6,693	$6,389

OPERATING ACTIVITIES
Net earnings	12,075	10,340	8,684
Depreciation and amortization	3,166	3,130	2,627
Share-based compensation expense	555	668	585
Deferred income taxes	1,214	253	(112)
Change in accounts receivable	432	(729)	(524)
Change in inventories	(1,050)	(389)	383
Change in accounts payable, accrued and other liabilities	134	(273)	230
Change in other operating assets and liabilities	(1,239)	(157)	(508)
Other	527	592	10

TOTAL OPERATING ACTIVITIES	15,814	13,435	11,375

INVESTING ACTIVITIES
Capital expenditures	(3,046)	(2,945)	(2,667)
Proceeds from asset sales	928	281	882
Acquisitions, net of cash acquired	(381)	(492)	171
Change in investment securities	(50)	673	884

TOTAL INVESTING ACTIVITIES	(2,549)	(2,483)	(730)

FINANCING ACTIVITIES
Dividends to shareholders	(4,655)	(4,209)	(3,703)
Change in short-term debt	1,844	8,981	(8,627)
Additions to long-term debt	7,088	4,758	22,545
Reductions of long-term debt	(11,747)	(17,929)	(5,282)
Impact of stock options and other	1,867	1,499	1,319
Treasury stock purchases	(10,047)	(5,578)	(16,830)

TOTAL FINANCING ACTIVITIES	(15,650)	(12,478)	(10,578)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	344	187	237

CHANGE IN CASH AND CASH EQUIVALENTS	(2,041)	(1,339)	304

CASH AND CASH EQUIVALENTS, END OF YEAR	$3,313	$5,354	$6,693

SUPPLEMENTAL DISCLOSURE
Cash payments for:
Interest	$1,373	$1,330	$1,045
Income taxes	3,499	4,116	2,869
Assets acquired through non-cash capital leases	13	41	363
Gillette acquisition funded by share issuance	—	—	53,371

See accompanying Notes to Consolidated Financial Statements.

60       The Procter & Gamble Company
Notes to Consolidated Financial Statements
NOTE 1
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Nature of Operations
The Procter & Gamble Company’s (the “Company,” “we” or “us”) business is focused on providing branded consumer goods products of superior quality and value. Our products are sold in more than 180 countries primarily through retail operations including mass merchandisers, grocery stores, membership club stores, drug stores, department stores, salons and high-frequency stores. We have on-the-ground operations in approximately 80 countries.
Basis of Presentation
The Consolidated Financial Statements include The Procter & Gamble Company and its controlled subsidiaries. Intercompany transactions are eliminated.
Use of Estimates
Preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the amounts reported in the Consolidated Financial Statements and accompanying disclosures. These estimates are based on management’s best knowledge of current events and actions the Company may undertake in the future. Estimates are used in accounting for, among other items, consumer and trade promotion accruals, pensions, post-employment benefits, stock options, valuation of acquired intangible assets, useful lives for depreciation and amortization, future cash flows associated with impairment testing for goodwill, indefinite-lived intangible assets and long-lived assets, deferred tax assets, uncertain income tax positions and contingencies. Actual results may ultimately differ from estimates, although management does not believe such differences would materially affect the financial statements in any individual year.
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
Selling, General and Administrative Expense
Selling, general and administrative (SG&A) expense is primarily comprised of marketing expenses, selling expenses, research and development costs, administrative and other indirect overhead costs, depreciation and amortization expense on non-manufacturing assets and other miscellaneous operating items. Research and development costs are charged to expense as incurred and were $2,226 in 2008, $2,112 in 2007 and $2,075 in 2006. Advertising costs, charged to expense as incurred, include worldwide television, print, radio, internet and in-store advertising expenses and were $8,667 in 2008, $7,937 in 2007 and $7,122 in 2006. Non-advertising related components of the Company’s total marketing spending include costs associated with consumer promotions, product sampling and sales aids, all of which are included in SG&A expense, as well as coupons and customer trade funds, which are recorded as reductions to net sales.
Other Non-Operating Income, Net
Other non-operating income, net, primarily includes divestiture gains and interest and investment income.
Currency Translation
Financial statements of operating subsidiaries outside the United States of America (U.S.) generally are measured using the local currency as the functional currency. Adjustments to translate those statements into U.S. dollars are recorded in other comprehensive income. Currency translation adjustments in accumulated other comprehensive income were gains of $9,484 and $2,941 at June 30, 2008 and 2007, respectively. For subsidiaries operating in highly inflationary economies, the U.S. dollar is the functional currency. Remeasurement adjustments for financial statements in highly inflationary economies and other transactional exchange gains and losses are reflected in earnings.
Amounts in millions of dollars except per share amounts or as otherwise specified.

Notes to Consolidated Financial Statements	The Procter & Gamble Company 61
Cash Flow Presentation
The Statement of Cash Flows is prepared using the indirect method, which reconciles net earnings to cash flow from operating activities. The reconciliation adjustments include the removal of timing differences between the occurrence of operating receipts and payments and their recognition in net earnings. The adjustments also remove cash flows from operating activities arising from investing and financing activities, which are presented separately from operating activities. Cash flows from foreign currency transactions and operations are translated at an average exchange rate for the period. Cash flows from hedging activities are included in the same category as the items being hedged. Cash flows from derivative instruments designated as net investment hedges are classified as financing activities. Cash flows from other derivative instruments used to manage interest, commodity or currency exposures are classified as operating activities. Cash payments related to income taxes are classified as operating activities.
Cash Equivalents
Highly liquid investments with remaining stated maturities of three months or less when purchased are considered cash equivalents and recorded at cost.
Investments
Investment securities consist of readily marketable debt and equity securities. Unrealized gains or losses are charged to earnings for investments classified as trading and to shareholders’ equity for investments classified as available-for-sale. Auction rate securities are classified as other noncurrent assets with unrealized losses charged to shareholders’ equity unless an impairment is judged to be other than temporary, in which case it is charged to earnings.
Investments in certain companies over which we exert significant influence, but do not control the financial and operating decisions, are accounted for as equity method investments. Other investments that are not controlled, and over which we do not have the ability to exercise significant influence, are accounted for under the cost method.
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
Goodwill and indefinite-lived brands are not amortized, but are evaluated annually for impairment or when indicators of a potential impairment are present. Our impairment testing of goodwill is performed separately from our impairment testing of individual indefinite-lived intangibles. The annual evaluation for impairment of goodwill and indefinite-lived intangibles is based on valuation models that incorporate assumptions and internal projections of expected future cash flows and operating plans. We believe such assumptions are also comparable to those that would be used by other marketplace participants.
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
Fair Values of Financial Instruments
Certain financial instruments are required to be recorded at fair value. The estimated fair values of such financial instruments (including certain debt instruments, investment securities and derivatives) have been determined using market information and valuation methodologies, primarily discounted cash flow analysis. Changes in assumptions or estimation methods could affect the fair value estimates. However, we do not believe any such changes would have a material impact on our financial condition, results of operations or cash flows. Other financial instruments, including cash equivalents, other investments and short-term debt, are recorded at cost, which approximates fair value. The fair values of long-term debt and derivative instruments are disclosed in Note 5 and Note 6, respectively.
Amounts in millions of dollars except per share amounts or as otherwise specified.

62 The Procter & Gamble Company	Notes to Consolidated Financial Statements
New Accounting Pronouncements and Policies
Other than as described below, no new accounting pronouncement issued or effective during the fiscal year has had or is expected to have a material impact on the consolidated financial statements.
ADOPTION OF FIN 48, “ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES — AN INTERPRETATION OF FASB STATEMENT NO. 109”
On July 1, 2007, we adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB statement No. 109” (FIN 48). FIN 48 addresses the accounting and disclosure of uncertain tax positions. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The difference between the tax benefit recognized in the financial statements for a position in accordance with FIN 48 and the tax benefit claimed in the tax return is referred to as an unrecognized tax benefit.
The adoption of FIN 48 resulted in a decrease to retained earnings as of July 1, 2007, of $232, which was reflected as a cumulative effect of a change in accounting principle, with a corresponding increase to the net liability for unrecognized tax benefits. The impact primarily reflects the accrual of additional statutory interest and penalties as required by FIN 48, partially offset by adjustments to existing unrecognized tax benefits to comply with FIN 48 measurement principles. The implementation of FIN 48 also resulted in a reduction in our net tax liabilities for uncertain tax positions related to prior acquisitions accounted for under purchase accounting, resulting in an $80 decrease to goodwill. Additionally, the Company historically classified unrecognized tax benefits in current taxes payable. As a result of the adoption of FIN 48, unrecognized tax benefits not expected to be paid in the next 12 months were reclassified to other noncurrent liabilities on a prospective basis.
The total amount of unrecognized tax benefits as of the adoption of FIN 48 at July 1, 2007, was $2,971, excluding any related accruals for interest and penalties. Included in this total was $1,893 that, if recognized, would impact the effective tax rate in future periods. We recognize accrued interest and penalties related to unrecognized tax benefits in income tax expense. Accrued interest and penalties as of July 1, 2007, were $589 and $128, respectively, on an after-tax basis. Refer to Note 10 for additional information regarding uncertain tax positions and related activity in the current year.
ADOPTION OF FASB STANDARD 158, “EMPLOYERS’ ACCOUNTING FOR DEFINED BENEFIT PENSION AND OTHER POSTRETIREMENT PLANS—AN AMENDMENT OF FASB STATEMENTS NO. 87, 88, 106, AND 132(R)”
In September 2006, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R)” (SFAS 158). SFAS 158 requires companies to recognize the over-funded and under-funded status of defined benefit pension and other postretirement plans as assets or liabilities on their balance sheets. In addition, changes in the funded status must be recognized through other comprehensive income in shareholders’ equity in the year in which the changes occur. We adopted SFAS 158 on June 30, 2007. In accordance with the transition rules in SFAS 158, this standard was adopted on a prospective basis. The adoption of SFAS 158 resulted in an adjustment to our balance sheet, but had no impact on our net earnings or cash flow, nor did it impact any debt covenants. SFAS 158 had no impact on our measurement date, which continues to be as of our fiscal year-end. Refer to Note 9 for additional information regarding our pension and postretirement plans.
The following table reflects the effect of the adoption of SFAS 158 on our Consolidated Balance Sheets:

	Before		After
	Application	SFAS 158	Application
As of June 30, 2007	of SFAS 158	Adjustments	of SFAS 158

Other noncurrent assets	$4,432	$(167)	$4,265

TOTAL ASSETS	138,181	(167)	138,014

Deferred income taxes	12,214	(199)	12,015
Other noncurrent liabilities	4,782	365	5,147

TOTAL LIABILITIES	71,088	166	71,254

Accumulated other comprehensive income	950	(333)	617

TOTAL SHAREHOLDERS’ EQUITY	67,093	(333)	66,760

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	138,181	(167)	138,014

FASB STANDARDS 141(R), “BUSINESS COMBINATIONS,” AND 160, “NONCONTROLLING INTERESTS IN CONSOLIDATED FINANCIAL STATEMENTS —AN AMENDMENT OF ARB NO. 51”
In December 2007, the FASB issued SFAS No. 141 (Revised), “Business Combinations,” (SFAS 141(R)) and SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51 “(SFAS 160). SFAS 141 (R) and SFAS 160 revise the method of accounting for a number of aspects of business combinations and noncontrolling interests, including acquisition costs, contingencies (including contingent assets, contingent liabilities and contingent purchase price), the impacts of partial and step-acquisitions (including the valuation of net assets attributable to non-acquired minority interests) and post acquisition exit activities of acquired businesses. SFAS 141 (R) and SFAS 160 will be effective for the Company during our fiscal year beginning July 1, 2009. The Company believes that the adoption of SFAS 141(R) and SFAS 160 will not have a material effect on its financial position, results of operations or cash flows.
FASB STANDARD 157, “FAIR VALUE MEASUREMENTS”
In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (SFAS 157). This standard defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157, as amended, is effective for the Company beginning July 1, 2008, for certain financial assets and liabilities and beginning July 1, 2009, for non-financial assets and liabilities recognized or disclosed at fair value on a non-recurring basis. The Company believes that theadoption of SFAS 157 will not have a material effect on its financial position, results of operations or cash flows.
Amounts in millions of dollars except per share amounts or as otherwise specified.

Notes to Consolidated Financial Statements	The Procter & Gamble Company 63
FASB STANDARD 161, “DISCLOSURES ABOUT DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES — AN AMENDMENT OF FASB STATEMENT NO. 133”
In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities—An Amendment of FASB Statement No. 133” (SFAS 161). SFAS 161 impacts disclosures only and will provide additional qualitative and quantitative information on the use of derivatives and their impact on an entity’s financial position, results of operations and cash flows. SFAS 161 will be effective for the Company beginning January 1, 2009.
NOTE 2
ACQUISITIONS
Gillette Acquisition
On October 1, 2005, we completed our acquisition of The Gillette Company. Pursuant to the acquisition agreement, which provided for the exchange of 0.975 shares of The Procter & Gamble Company common stock, on a tax-free basis, for each share of The Gillette Company, we issued 962 million shares of The Procter & Gamble Company common stock. The value of these shares was determined using the average Company stock prices beginning two days before and ending two days after January 28, 2005, the date the acquisition was announced. We also issued 79 million stock options in exchange for Gillette’s outstanding stock options. Under the purchase method of accounting, the total consideration was approximately $53.4 billion including common stock, the fair value of vested stock options and acquisition costs. This acquisition ultimately resulted in a new Grooming reportable segment. The Gillette oral care, batteries and personal care businesses were subsumed within the Health Care, Fabric Care and Home Care, and Beauty reportable segments, respectively. The operating results of the Gillette businesses are reported in our financial statements beginning October 1, 2005.
The Gillette Company was a market leader in several global product categories including blades and razors, oral care and batteries. Total sales for Gillette during its most recent pre-acquisition year ended December 31, 2004, were $10.5 billion.
In order to obtain regulatory approval of the transaction, we were required to divest certain overlapping businesses. We completed the divestiture of the Spinbrush toothbrush business, Rembrandt (a Gillette oral care product line), Right Guard and other Gillette deodorant brands during the fiscal year ended June 30, 2006.
In connection with this acquisition, we also announced a share buyback plan, which we completed in July 2006, under which we acquired $20.1 billion of Company common shares either through the open market or from private transactions.
In conjunction with the acquisition of The Gillette Company, we recognized an assumed liability for Gillette exit costs of $1.2 billion, including $854 in separation costs related to approximately 5,500 people, $55 in employee relocation costs and $320 in other exit costs. These costs are primarily related to the elimination of selling, general and administrative overlap between the two companies in areas like Global Business Services, corporate staff and go-to-market support, as well as redundant manufacturing capacity. These activities are substantially complete as of June 30, 2008. Total integration plan charges against the assumed liability were $286, $438 and $204 for the years ended June 2008, 2007 and 2006, respectively. A total of $121 of the liability was reversed, which resulted in a reduction to goodwill during the year ended June 30, 2008, related to underspending on a number of projects that were concluded during the period.
Other minor business purchases and intangible asset acquisitions totaled $418, $540 and $395 in 2008, 2007 and 2006, respectively.
Amounts in millions of dollars except per share amounts or as otherwise specified.

64 The Procter & Gamble Company	Notes to Consolidated Financial Statements
NOTE 3
GOODWILL AND INTANGIBLE ASSETS
The change in the net carrying amount of goodwill by Global Business Unit (GBU) was as follows:

	2008	2007

BEAUTY GBU

Beauty, beginning of year	$15,359	$14,968
Acquisitions and divestitures	187	(18)
Translation and other	1,357	409

GOODWILL, JUNE 30, 2008	16,903	15,359

Grooming, beginning of year	24,211	23,586
Acquisitions and divestitures	(269)	289
Translation and other	1,370	336

GOODWILL, JUNE 30, 2008	25,312	24,211

HEALTH & WELL BEING GBU

Health Care, beginning of year	8,482	8,387
Acquisitions and divestitures	(59)	5
Translation and other	327	90

GOODWILL, JUNE 30, 2008	8,750	8,482

Snacks, Coffee and Pet Care, beginning of year	2,407	2,396
Acquisitions and divestitures	(5)	5
Translation and other	32	6

GOODWILL, JUNE 30, 2008	2,434	2,407

HOUSEHOLD CARE GBU

Fabric Care and Home Care, beginning of year	4,470	4,406
Acquisitions and divestitures	(43)	(8)
Translation and other	228	72

GOODWILL, JUNE 30, 2008	4,655	4,470

Baby Care and Family Care, beginning of year	1,623	1,563
Acquisitions and divestitures	(34)	9
Translation and other	124	51

GOODWILL, JUNE 30, 2008	1,713	1,623

GOODWILL, NET, beginning of year	56,552	55,306
Acquisitions and divestitures	(223)	282
Translation and other	3,438	964

GOODWILL, JUNE 30, 2008	59,767	56,552

The increase in goodwill from June 30, 2007, is primarily due to currency translation.
Identifiable intangible assets were comprised of:

	2008		2007
	Grass		Gross
	Carrying	Accumulated	Carrying	Accumulated
June 30	Amount	Amortization	Amount	Amortization

INTANGIBLE ASSETS WITH DETERMINABLE LIVES
Brands	$3,564	$1,032	$3,317	$710
Patents and technology	3,188	1,077	3,135	776
Customer relationships	1,947	353	1,738	237
Other	333	209	377	188

TOTAL	9,032	2,671	8,567	1,911

BRANDS WITH INDEFINITE LIVES	27,872	—	26,970	—

TOTAL	36,904	2,671	35,537	1,911

The amortization of intangible assets for the years ended June 30, 2008, 2007 and 2006 was $649, $640 and $587, respectively. Estimated amortization expense over the next five years is as follows: 2009–$626;2010–$599; 2011–$549; 2012–$512; and 2013–$489. Such estimates do not reflect the impact of future foreign exchange rate changes.
NOTE 4
SUPPLEMENTAL FINANCIAL INFORMATION
Selected components of current and noncurrent liabilities were as follows:

June 30	2008	2007

ACCRUED AND OTHER LIABILITIES — CURRENT
Marketing and promotion	$2,760	$2,538
Compensation expenses	1,527	1,390
Accrued Gillette exit costs	257	608
Other	5,610	5,050

TOTAL	10,154	9,586

OTHER NONCURRENT LIABILITIES
Pension benefits	$3,146	$2,898
Other postretirement benefits	512	503
Noncurrent FIN 48 liability	3,075	—
Other	1,421	1,746

TOTAL	8,154	5,147

Amounts in millions of dollars except per share amounts or as otherwise specified.

Notes to Consolidated Financial Statements	The Procter & Gamble Company 65
NOTE 5
SHORT-TERM AND LONG-TERM DEBT

June 30	2008	2007

SHORT-TERM DEBT
Current portion of long-term debt	$1,746	$2,544
Commercial paper	9,748	9,410
Floating rate note due February 2009	1,500	—
Other	90	85

TOTAL	13,084	12,039

The weighted average short-term interest rates were 2.7% and 5.0% as of June 30, 2008 and 2007, respectively, including the effects of interest rate swaps discussed in Note 6.

June 30	2008	2007

LONG-TERM DEBT
4.30% USD note due August 2008	$500	$500
3.50% USD note due December 2008	650	650
Floating rate note due July 2009	1,750	—
Floating rate note due August 2009	1,500	—
6.88% USD note due September 2009	1,000	1,000
4.88% EUR note due October 2011	1,573	—
3.38% EUR note due December 2012	2,203	1,882
4.50% EUR note due May 2014	2,360	2,016
4.95% USD note due August 2014	900	900
4.85% USD note due December 2015	700	700
5.13% EUR note due October 2017	1,731	—
4.13% EUR note due December 2020	944	806
9.36% ESOP debentures due 2008-2021(1)	934	968
4.88% EUR note due May 2027	1,573	1,344
6.25% GBP note due January 2030	993	1,001
5.50% USD note due February 2034	500	500
5.80% USD note due August 2034	600	600
5.55% USD note due March 2037	1,400	1,400
Capital lease obligations	407	628
All other long-term debt	3,109	11,024
Current portion of long-term debt	(1,746)	(2,544)

TOTAL	23,581	23,375

(1)	Debt issued by the ESOP is guaranteed by the Company and must be recorded as debt of the Company as discussed in Note 9.
Long-term weighted average interest rates were 4.5% and 3.3% as of June 30, 2008 and 2007, respectively, including the effects of interest rate swaps and net investment hedges discussed in Note 6.
The fair value of the long-term debt was $23,276 and $23,122 at June 30, 2008 and 2007, respectively. Long-term debt maturities during the next five years are as follows: 2009–$1,746; 2010–$5,508; 2011–$43; 2012–$1,643; and 2013–$2,240.
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
Credit Risk
We have counterparty credit guidelines and normally enter into transactions with investment grade financial institutions. Counterparty exposures are monitored daily and downgrades in credit rating are reviewed on a timely basis. Credit risk arising from the inability of a counterparty to meet the terms of our financial instrument contracts generally is limited to the amounts, if any, by which the counterparty’s obligations exceed our obligations to the counterparty. We have not incurred and do not expect to incur material credit losses on our risk management or other financial instruments.
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
Interest rate swaps that meet specific criteria under SFAS 133 are accounted for as fair value and cash flow hedges. There were no fair value hedging instruments at June 30, 2008, or June 30, 2007. For cash flow hedges, the effective portion of the changes in fair value of the hedging instrument is reported in other comprehensive income (OCI) and reclassified into interest expense over the life of the underlying debt. The ineffective portion, which is not material for any year
Amounts in millions of dollars except per share amounts or as otherwise specified.

66 The Procter & Gamble Company	Notes to Consolidated Financial Statements
presented, is immediately recognized in earnings. The fair value of these cash flow hedging instruments was a liability of $17 and an asset of $53 at June 30, 2008 and 2007, respectively. During the next 12 months, $4 of the June 30, 2008 OCI balance will be reclassified to earnings consistent with the timing of the underlying hedged transactions.
Foreign Currency Management
We manufacture and sell our products in a number of countries throughout the world and, as a result, are exposed to movements in foreign currency exchange rates. The purpose of our foreign currency hedging program is to reduce the risk caused by short-term changes in exchange rates.
To manage this exchange rate risk, we primarily utilize forward contracts and options with maturities of less than 18 months and currency swaps with maturities up to five years. These instruments are intended to offset the effect of exchange rate fluctuations on forecasted sales, inventory purchases, intercompany royalties and intercompany loans denominated in foreign currencies and are therefore accounted for as cash flow hedges. The fair value of these instruments at June 30, 2008 and 2007, was $4 and $34 in assets and $37 and $2 in liabilities, respectively. The effective portion of the changes in fair value of these instruments is reported in OCI and reclassified into earnings in the same financial statement line item and in the same period or periods during which the related hedged transactions affect earnings. The ineffective portion, which is not material for any year presented, is immediately recognized in earnings.
Certain instruments used to manage foreign exchange exposure of intercompany financing transactions, income from international operations and other balance sheet items subject to revaluation do not meet the requirements for hedge accounting treatment. In these cases, the change in value of the instruments is designed to offset the foreign currency impact of the related exposure. The fair value of these instruments at June 30, 2008 and 2007, was $190 and $110 in assets and $33 and $78 in liabilities, respectively. The change in value of these instruments is immediately recognized in earnings. The net impact of such instruments, included in selling, general and administrative expense, was $1,397, $56 and $87 of gains in 2008, 2007 and 2006, respectively, which substantially offset foreign currency transaction and translation losses of the exposures being hedged.
Net Investment Hedging
We hedge certain net investment positions in major foreign subsidiaries. To accomplish this, we either borrow directly in foreign currency and designate all or a portion of foreign currency debt as a hedge of the applicable net investment position or enter into foreign currency swaps that are designated as hedges of our related foreign net investments. Under SFAS 133, changes in the fair value of these instruments are immediately recognized in OCI to offset the change in the value of the net investment being hedged. Currency effects of these hedges reflected in OCI were after-tax losses of $2,951 and $835 in 2008 and 2007, respectively. Accumulated net balances were $5,023 and $2,072 after-tax losses as of June 30, 2008 and 2007, respectively.
Commodity Price Management
Certain raw materials utilized in our products or production processes are subject to price volatility caused by weather, supply conditions, political and economic variables and other unpredictable factors. To manage the volatility related to anticipated purchases of certain of these materials, we use futures and options with maturities generally less than one year and swap contracts with maturities up to five years. These market instruments generally are designated as cash flow hedges under SFAS 133. The effective portion of the changes in fair value for these instruments is reported in OCI and reclassified into earnings in the same financial statement line item and in the same period or periods during which the hedged transactions affect earnings. The ineffective and non-qualifying portions, which are not material for any year presented, are immediately recognized in earnings. The fair value of these cash flow hedging instruments was an asset of $229 and $70 at June 30, 2008 and 2007, respectively. During the next 12 months, $126 of the June 30, 2008 OCI balance will be reclassified to earnings consistent with the timing of the underlying hedged transactions.
Insurance
The Company purchases limited discretionary insurance to cover catastrophic property damage, business interruption and liability risk of loss exposures. Deductibles and loss sharing will likely increase over time, recognizing the Company’s ability to cost-effectively fund losses from internal cash flow generation and access to capital markets.
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
Net earnings and common shares used to calculate basic and diluted net earnings per share were as follows:

Years ended June 30	2008	2007	2006

NET EARNINGS	$12,075	$10,340	$8,684
Preferred dividends, net of tax benefit	(176)	(161)	(148)
NET EARNINGS AVAILABLE TO COMMON SHAREHOLDERS	11,899	10,179	8,536
Preferred dividends, net of tax benefit	176	161	148

DILUTED NET EARNINGS	12,075	10,340	8,684

Amounts in millions of dollars except per share amounts or as otherwise specified.

Notes to Consolidated Financial Statements	The Procter & Gamble Company 67

Shares in millions; Years ended June 30	2008	2007	2006

Basic weighted average common shares outstanding	3,080.8	3,159.0	3,054.9
Effect of dilutive securities
Conversion of preferred shares(1)	144.2	149.6	154.1
Exercise of stock options and other unvested equity awards(2)	91.8	90.0	76.9

DILUTED WEIGHTED AVERAGE COMMON SHARES OUTSTANDING	3,316.8	3,398.6	3,285.9

(1)	Despite being included currently in diluted net earnings per common share, the actual conversion to common stock occurs pursuant to the repayment of the ESOPs’ obligations through 2035.

(2)	Approximately 40 million in 2008, 41 million in 2007 and 44 million in 2006 of the Company’s outstanding stock options were not included in the diluted net earnings per share calculation because to do so would have been antidilutive (i.e., the total proceeds upon exercise would have exceeded the market value of the underlying common shares).
NOTE 8
STOCK-BASED COMPENSATION
We have stock-based compensation plans under which we annually grant stock option and restricted stock awards to key managers and directors. Exercise prices on options granted have been and continue to be set equal to the market price of the underlying shares on the date of the grant. The key manager stock option awards granted since September 2002 are vested after three years and have a 10-year life. The key manager stock option awards granted from July 1998 through August 2002 vested after three years and have a 15-year life. Beginning in 2008, key managers were given the alternative to elect up to 50% of the value of their option award in restricted stock units (RSUs). Key manager RSUs are vested and settled in shares of common stock five years from the grant date. The awards provided to the Company’s directors are in the form of restricted stock and RSUs. In addition to our key manager and director grants, we make other minor stock options and RSU grants to employees for which the terms are not substantially different.
A total of 229 million shares of common stock were authorized for issuance under stock-based compensation plans approved by shareholders in 2001 and 2003, of which 50 million remain available for grant. An additional 20 million shares of common stock available for issuance under a plan approved by Gillette shareholders in 2004 were assumed by the Company in conjunction with the acquisition of The Gillette Company in October 2005. A total of 12 million of these shares remain available for grant under this plan. There were also 5 million shares available for grant under the Future Shares Plan approved by the Board of Directors in 1997. This plan was terminated in October 2007.
Total stock-based compensation expense for stock option grants was $522, $612 and $526 for 2008, 2007 and 2006, respectively. The total income tax benefit recognized in the income statement for these stock-based compensation arrangements was $141, $163 and $140 for 2008, 2007 and 2006, respectively. Total compensation cost for restricted stock, restricted stock units and other stock-based grants, was $33, $56 and $59 in 2008, 2007 and 2006, respectively.
In calculating the compensation expense for options granted, we utilize a binomial lattice-based model for the valuation of stock option grants. Assumptions utilized in the model, which are evaluated and revised, as necessary, to reflect market conditions and experience, were as follows:

Years ended June 30	2008	2007	2006

Interest rate	1.3-3.8%	4.3-4.8%	4.5-4.7%
Weighted average interest rate	3.4%	4.5%	4.6%
Dividend yield	1.9%	1.9%	1.9%
Expected volatility	19-25%	16-20%	15-20%
Weighted average volatility	20%	19%	19%

Expected life in years	8.3	8.7	8.7

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
A summary of options outstanding under the plans as of June 30, 2008, and activity during the year then ended is presented below:

			Weighted Avg.
			Remaining	Aggregate
		Weighted Avg.	Contractual	Intrinsic Value
Options in thousands	Options	Exercise Price	Life in Years	(in millions)

Outstanding, beginning of year	355,006	$46.10
Granted	28,345	66.33
Exercised	(43,413)	42.32
Canceled	(2,761)	51.29

OUTSTANDING, END OF YEAR	337,177	48.25	6.8	$4,474

EXERCISABLE	244,533	42.63	6.1	4,447

The weighted average grant-date fair value of options granted was $15.91, $17.29 and $16.30 per share in 2008, 2007 and 2006, respectively. The total intrinsic value of options exercised was $1,129, $894 and $815 in 2008, 2007 and 2006, respectively. The total grant-date fair value of options that vested during 2008, 2007 and 2006 was $532, $552 and $388, respectively. We have no specific policy to repurchase common shares to mitigate the dilutive impact of options; however, we have historically made adequate discretionary purchases, based on cash availability, market trends and other factors, to satisfy stock option exercise activity.
Amounts in millions of dollars except per share amounts or as otherwise specified.

68 The Procter & Gamble Company	Notes to Consolidated Financial Statements
At June 30, 2008, there was $565 of compensation cost that has not yet been recognized related to stock awards. That cost is expected to be recognized over a remaining weighted average period of 1.9 years.
Cash received from options exercised was $1,837, $1,422 and $1,229 in 2008, 2007 and 2006, respectively. The actual tax benefit realized for the tax deductions from option exercises totaled $318, $265 and $242 in 2008, 2007 and 2006, respectively.
NOTE 9
POSTRETIREMENT BENEFITS AND EMPLOYEE STOCK OWNERSHIP PLAN
We offer various postretirement benefits to our employees.
Defined Contribution Retirement Plans
We have defined contribution plans which cover the majority of our U.S. employees, as well as employees in certain other countries. These plans are fully funded. We generally make contributions to participants’ accounts based on individual base salaries and years of service. The primary U.S. defined contribution plan (the U.S. DC plan) comprises the majority of the balances and expense for the Company’s defined contribution plans. For the U.S. DC plan, the contribution rate is set annually. Total contributions for this plan approximated 15% of total participants’ annual wages and salaries in 2008, 2007 and 2006.
We maintain The Procter & Gamble Profit Sharing Trust (Trust) and Employee Stock Ownership Plan (ESOP) to provide a portion of the funding for the U.S. DC plan, as well as other retiree benefits. Operating details of the ESOP are provided at the end of this Note. The fair value of the ESOP Series A shares allocated to participants reduces our cash contribution required to fund the U.S. DC plan. Total defined contribution expense was $290, $273, and $249 in 2008, 2007 and 2006, respectively.
Defined Benefit Retirement Plans and Other Retiree Benefits
We offer defined benefit retirement pension plans to certain employees. These benefits relate primarily to local plans outside the U.S., and to a lesser extent, plans assumed in the Gillette acquisition covering U.S. employees. These acquired Gillette plans were frozen effective January 1, 2008.
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
Obligation and Funded Status. We use a June 30 measurement date for our defined benefit retirement plans and other retiree benefit plans. The following provides a reconciliation of benefit obligations, plan assets and funded status of these plans:

			Other
	Pension Benefits(1)		Retiree Benefits(2)
Years ended June 30	2008	2007	2008	2007

CHANGE IN BENEFIT OBLIGATION
Benefit obligation at beginning of year(3)	$9,819	$9,244	$3,558	$3,286
Service cost	263	279	95	85
Interest cost	539	476	226	206
Participants’ contributions	14	19	58	55
Amendments	52	24	(11)	12
Actuarial (gain) loss	(655)	1	(232)	80
Acquisitions (divestitures)	(7)	(8)	2	—
Curtailments and settlements	(68)	(163)	(3)	(1)
Special termination benefits	1	1	2	2
Currency translation and other	642	431	67	35
Benefit payments	(505)	(485)	(209)	(202)

BENEFIT OBLIGATION AT END OF YEAR(3)	10,095	9,819	3,553	3,558

CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning of year	7,350	6,203	3,390	3,091
Actual return on plan assets	(459)	736	(29)	429
Acquisitions (divestitures)	—	(2)	—	—
Employer contributions	507	565	21	30
Participants’ contributions	14	19	58	55
Currency translation and other	318	314	1	1
ESOP debt impacts(4)	—	—	(7)	(14)
Benefit payments	(505)	(485)	(209)	(202)

FAIR VALUE OF PLAN ASSETS AT END OF YEAR	7,225	7,350	3,225	3,390

FUNDED STATUS	(2,870)	(2,469)	(328)	(168)

(1)	Primarily non-U.S.-based defined benefit retirement plans.

(2)	Primarily U.S.-based other postretirement benefit plans.

(3)	For the pension benefit plans, the benefit obligation is the projected benefit obligation. For other retiree benefit plans, the benefit obligation is the accumulated postretirement benefit obligation.

(4)	Represents increases in the ESOP’s debt, which is netted against plan assets for Other Retiree Benefits.
Amounts in millions of dollars except per share amounts or as otherwise specified.

Notes to Consolidated Financial Statements	The Procter & Gamble Company 69

			Other
	Pension Benefits		Retiree Benefits
Years ended June 30	2008	2007	2008	2007

CLASSIFICATION OF NET AMOUNT RECOGNIZED
Noncurrent assets	$321	$469	$200	$347
Current liability	(45)	(40)	(16)	(12)
Noncurrent liability	(3,146)	(2,898)	(512)	(503)

NET AMOUNT RECOGNIZED	(2,870)	(2,469)	(328)	(168)

AMOUNTS RECOGNIZED IN ACCUMULATED OTHER COMPREHENSIVE INCOME (AOCI)
Net actuarial loss	715	379	578	337
Prior service cost (credit)	213	172	(175)	(185)

NET AMOUNTS RECOGNIZED IN AOCI	928	551	403	152

CHANGE IN PLAN ASSETS AND BENEFIT OBLIGATIONS RECOGNIZED IN ACCUMULATED OTHER COMPREHENSIVE INCOME (AOCI)
Net actuarial loss — current year	361	n/a	226	n/a
Prior service cost (credit) current year	52	n/a	(11)	n/a
Amortization of net actuarial loss	(9)	n/a	(7)	n/a
Amortization of prior service (cost)/credit	(14)	n/a	21	n/a
Settlement/Curtailment cost	(32)	n/a	(2)	n/a
Currency translation and other	19	n/a	24	n/a

TOTAL CHANGE IN AOCI	377		251

NET AMOUNTS RECOGNIZED IN PERIODIC BENEFIT COST AND AOCI	609		33

The underfunding of pension benefits is primarily a function of the different funding incentives that exist outside of the U.S. In certain countries, there are no legal requirements or financial incentives provided to companies to pre-fund pension obligations. In these instances, benefit payments are typically paid directly from the Company’s cash as they become due.
The accumulated benefit obligation for all defined benefit retirement pension plans was $8,750 and $8,611 at June 30, 2008 and June 30, 2007, respectively. Pension plans with accumulated benefit obligations in excess of plan assets and plans with projected benefit obligations in excess of plan assets consist of the following:

	Accumulated Benefit		Projected Benefit
	Obligation Exceeds the		Obligation Exceeds the
	Fair Value of Plan Assets		Fair Value of Plan Assets
Years ended June 30	2008	2007	2008	2007

Projected benefit obligation	$5,277	$4,813	$7,987	$6,763
Accumulated benefit obligation	4,658	4,294	6,737	5,792
Fair value of plan assets	2,153	1,973	4,792	3,825

Net Periodic Benefit Cost. Components of the net periodic benefit cost were as follows:

	Pension Benefits			Other Retiree Benefits
Years ended June 30	2008	2007	2006	2008	2007	2006

Service cost	$263	$279	$265	$95	$85	$97
Interest cost	539	476	383	226	206	179
Expected return on plan assets	(557)	(454)	(353)	(429)	(407)	(372)
Prior service cost (credit) amortization	14	13	7	(21)	(22)	(22)
Net actuarial loss amortization	9	45	76	7	2	6
Curtailment and settlement gain	(36)	(176)	(4)	(1)	(1)	—

GROSS BENEFIT COST (CREDIT)	232	183	374	(123)	(137)	(112)

Dividends on ESOP preferred stock	—	—	—	(95)	(85)	(78)

NET PERIODIC BENEFIT COST (CREDIT)	232	183	374	(218)	(222)	(190)

Pursuant to plan revisions adopted during 2007, Gillette’s U.S. defined benefit retirement pension plans were frozen effective January 1, 2008, at which time Gillette employees in the U.S. moved into the P&G defined contribution Profit Sharing Trust and Employee Stock Ownership Plan. This revision resulted in a $154 curtailment gain for the year ended June 30, 2007.
Amounts expected to be amortized from accumulated other comprehensive income into net period benefit cost during the year ending June 30, 2009, are as follows:

		Other
	Pension	Retiree
	Benefits	Benefits

Net actuarial loss	$31	$4
Prior service cost (credit)	17	(23)

Amounts in millions of dollars except per share amounts or as otherwise specified.

70 The Procter & Gamble Company	Notes to Consolidated Financial Statements
Assumptions. We determine our actuarial assumptions on an annual basis. These assumptions are weighted to reflect each country that may have an impact on the cost of providing retirement benefits. The weighted average assumptions for the defined benefit and other retiree benefit calculations, as well as assumed health care trend rates, were as follows:

	Pension Benefits		Other Retiree Benefits
Years ended June 30	2008	2007	2008	2007

ASSUMPTIONS USED TO DETERMINE BENEFIT OBLIGATIONS(1)
Discount rate	6.3%	5.5%	6.9%	6.3%
Rate of compensation increase	3.7%	3.1%	—	—

ASSUMPTIONS USED TO DETERMINE NET PERIODIC BENEFIT COST (2)
Discount rate	5.5%	5.2%	6.3%	6.3%
Expected return on plan assets	7.4%	7.2%	9.3%	9.3%
Rate of compensation increase	3.1%	3.0%	—	—

ASSUMED HEALTH CARE COST TREND RATES
Health care cost trend rates assumed for next year	—	—	8.6%	9.0%
Rate to which the health care cost trend rate is assumed to decline (ultimate trend rate)	—	—	5.1%	5.1%
Year that the rate reaches the ultimate trend rate	—	—	2015	2013

(1)	Determined as of end of year.

(2)	Determined as of beginning of year and adjusted for acquisitions.
Several factors are considered in developing the estimate for the long-term expected rate of return on plan assets. For the defined benefit retirement plans, these include historical rates of return of broad equity and bond indices and projected long-term rates of return obtained from pension investment consultants. The expected long-term rates of return for plan assets are 8%-9% for equities and 5%-6% for bonds. For other retiree benefit plans, the expected long-term rate of return reflects the fact that the assets are comprised primarily of Company stock. The expected rate of return on Company stock is based on the long-term projected return of 9.5% and reflects the historical pattern of favorable returns.
Assumed health care cost trend rates could have a significant effect on the amounts reported for the other retiree benefit plans. A one-percentage point change in assumed health care cost trend rates would have the following effects:

	One-Percentage	One-Percentage
	Point Increase	Point Decrease

Effect on total of service and interest cost components	$60	$(46)
Effect on postretirement benefit obligation	505	(411)

Plan Assets. Our target asset allocation for the year ended June 30, 2008, and actual asset allocation by asset category as of June 30, 2008 and 2007, were as follows:

	Target Asset Allocation
Asset Category	Pension Benefits	Other Retiree Benefits

Equity securities(1)	48%	96%
Debt securities	52%	4%

TOTAL	100%	100%

	Asset Allocation at June 30
	Pension Benefits		Other Retiree Benefits
Asset Category	2008	2007	2008	2007

Equity securities(1)	45%	56%	96%	96%
Debt securities	50%	39%	4%	4%
Cash	3%	3%	—	—
Real estate	2%	2%	—	—

TOTAL	100%	100%	100%	100%

(1)	Equity securities for other retiree plan assets include Company stock, net of Series B ESOP debt of $2,809 and $2,932 as of June 30, 2008 and 2007, respectively.
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
Amounts in millions of dollars except per share amounts or as otherwise specified.

Notes to Consolidated Financial Statements	The Procter & Gamble Company 71
Cash Flows. Management’s best estimate of cash requirements for the defined benefit retirement plans and other retiree benefit plans for the year ending June 30, 2009, is $575 and $22, respectively. For the defined benefit retirement plans, this is comprised of $180 in expected benefit payments from the Company directly to participants of unfunded plans and $395 of expected contributions to funded plans. For other retiree benefit plans, this is comprised of expected contributions that will be used directly for benefit payments. Expected contributions are dependent on many variables, including the variability of the market value of the plan assets as compared to the benefit obligation and other market or regulatory conditions. In addition, we take into consideration our business investment opportunities and resulting cash requirements. Accordingly, actual funding may differ significantly from current estimates.
Total benefit payments expected to be paid to participants, which include payments funded from the Company’s assets, as discussed above, as well as payments paid from the plans, are as follows:

		Other
	Pension	Retiree
Years ending June 30	Benefits	Benefits

EXPECTED BENEFIT PAYMENTS
2009	$500	$204
2010	505	222
2011	518	240
2012	520	256
2013	537	271
2014—2018	2,974	1,590

Employee Stock Ownership Plan
We maintain the ES0P to provide funding for certain employee benefits discussed in the preceding paragraphs.
The ES0P borrowed $1.0 billion in 1989 and the proceeds were used to purchase Series A ES0P Convertible Class A Preferred Stock to fund a portion of the U.S. DC plan. Principal and interest requirements of the borrowing were paid by the Trust from dividends on the preferred shares and from advances provided by the Company. The original borrowing of $1.0 billion has been repaid in full, and advances from the Company of $ 197 remain outstanding at June 30, 2008. Each share is convertible at the option of the holder into one share of the Company’s common stock. The dividend for the current year was equal to the common stock dividend of $1.45 per share. The liquidation value is $6.82 per share.
In 1991, the ESOP borrowed an additional $1.0 billion. The proceeds were used to purchase Series B ESOP Convertible Class A Preferred Stock to fund a portion of retiree health care benefits. These shares, net of the ESOP’s debt, are considered plan assets of the Other Retiree Benefits plan discussed above. Debt service requirements are funded by preferred stock dividends, cash contributions and advances provided by the Company, of which $194 is outstanding at June 30, 2008.
Each share is convertible at the option of the holder into one share of the Company’s common stock. The dividend for the current year was equal to the common stock dividend of $1.45 per share. The liquidation value is $12.96 per share.
As permitted by SOP 93-6, “Employers Accounting for Employee Stock Ownership Plans,” we have elected, where applicable, to continue our practices, which are based on SOP 76-3, “Accounting Practices for Certain Employee Stock Ownership Plans.” ESOP debt, which is guaranteed by the Company, is recorded as debt (see Note 5) with an offset to the Reserve for ESOP debt retirement, which is presented within Shareholders’ Equity. Advances to the ESOP by the Company are recorded as an increase in the Reserve for ESOP Debt Retirement. Interest incurred on the ESOP debt is recorded as interest expense. Dividends on all preferred shares, net of related tax benefits, are charged to retained earnings.
The series A and B preferred shares of the ESOP are allocated to employees based on debt service requirements, net of advances made by the Company to the Trust. The number of preferred shares outstanding at June 30 was as follows:

Shares in thousands	2008	2007	2006

Allocated	58,557	60,402	61,614
Unallocated	18,665	20,807	23,125

TOTAL SERIES A	77,222	81,209	84,739

Allocated	21,134	21,105	21,733
Unallocated	43,618	44,642	45,594

TOTAL SERIES B	64,752	65,747	67,327

For purposes of calculating diluted net earnings per common share, the preferred shares held by the ESOP are considered converted from inception.
In connection with the Gillette acquisition, we assumed the Gillette ESOP, which was established to assist Gillette employees in financing retiree medical costs. These ESOP accounts are held by participants and must be used to reduce the Company’s other retiree benefit obligations. Such accounts reduced our obligation by $201 at June 30, 2008.
Amounts in millions of dollars except per share amounts or as otherwise specified.

72 The Procter & Gamble Company	Notes to Consolidated Financial Statements
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
Earnings before income taxes consisted of the following:

Years ended June 30	2008	2007	2006

United States	$9,142	$9,138	$7,410
International	6,936	5,572	5,003

TOTAL	16,078	14,710	12,413

The income tax provision consisted of the following:

Years ended June 30	2008	2007	2006

CURRENT TAX EXPENSE
U.S. federal	$1,016	$2,667	$1,961
International	1,546	1,325	1,702
U.S. state and local	227	125	178

	2,789	4,117	3,841

DEFERRED TAX EXPENSE
U.S. federal	1,267	231	226
International and other	(53)	22	(338)

	1,214	253	(112)

TOTAL TAX EXPENSE	4,003	4,370	3,729

A reconciliation of the U.S. federal statutory income tax rate to our actual income tax rate is provided below:

Years ended June 30	2008	2007	2006

U.S. federal statutory income tax rate	35.0%	35.0%	35.0%
Country mix impacts of foreign operations	-6.6%	-4.3%	-3.6%
Income tax reserve adjustments	-3.1%	-0.3%	-1.5%
Other	-0.4%	-0.7%	0.1%

EFFECTIVE INCOME TAX RATE	24.9%	29.7%	30.0%

Income tax reserve adjustments represent changes in estimated exposures related to prior year tax positions.
As discussed in Note 1, on July 1, 2007, we adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (FIN 48). The adoption of FIN 48 resulted in a decrease to retained earnings as of July 1, 2007, of $232, which was reflected as a cumulative effect of a change in accounting principle, with a corresponding increase to the net liability for unrecognized tax benefits. The impact primarily reflects the accrual of additional statutory interest and penalties as required by FIN 48, partially offset by adjustments to existing unrecognized tax benefits to comply with FIN 48 measurement principles. The implementation of FIN 48 also resulted in a reduction in our net tax liabilities for uncertain tax positions related to prior acquisitions accounted for under purchase accounting, resulting in an $80 decrease to goodwill. Additionally, the Company historically classified unrecognized tax benefits in current taxes payable. As a result of the adoption of FIN 48, unrecognized tax benefits not expected to be paid in the next 12 months were reclassified to other noncurrent liabilities.
A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

BALANCE AT JULY 1, 2007	$2,971
Increases in tax positions for prior years	164
Decreases in tax positions for prior years	(576)
Increases in tax positions for current year	375
Settlements with taxing authorities	(260)
Lapse in statute of limitations	(200)
Currency translation	108

BALANCE AT JUNE 30, 2008	2,582

Included in the total unrecognized tax benefits is $1,563 that, if recognized, would impact the effective tax rate in future periods.
We recognize accrued interest and penalties related to unrecognized tax benefits in income tax expense. Accrued interest and penalties as of June 30, 2008, were $656 and $155, respectively, and are not included in the above table. During the fiscal year ended June 30, 2008, we recognized $213 and $35 in interest and penalties, respectively.
The Company is present in over 140 taxable jurisdictions, and at any point in time, has 30–40 audits underway at various stages of completion. We evaluate our tax positions and establish liabilities for uncertain tax positions that may be challenged by local authorities and may not be fully sustained, despite our belief that the underlying tax positions are fully supportable. Uncertain tax positions are reviewed on an ongoing basis and are adjusted in light of changing facts and circumstances, including progress of tax audits, developments in case law, and closing of statute of limitations. Such adjustments are reflected in the tax provision as appropriate. The Company has made a concerted effort to bring its audit inventory to a more current position. We have done this by working with tax authorities to conduct audits for several open years at once. We have tax years open ranging from 1997 and forward. We have $318 related to uncertain tax positions classified as current, for which we expect settlement to be made in the next 12 months. For the remaining uncertain tax positions, it is difficult at this time to estimate the timing of the resolution. In addition, we are generally not able to reliably estimate the ultimate settlement amounts until the close of the audit. While we do not expect material changes, it is possible that the amount of unrecognized benefit with respect to our uncertain tax positions will significantly increase or decrease within the next 12 months related to the audits described
Amounts in millions of dollars except per share amounts or as otherwise specified.

Notes to Consolidated Financial Statements	The Procter & Gamble Company 73
above. At this time we are not able to make a reasonable estimate of the range of impact on the balance of unrecognized tax benefits or the impact on the effective tax rate related to these items.
Tax benefits credited to shareholders’ equity totaled $1,823 and $1,066 for the years ended June 30, 2008 and 2007, respectively. These primarily relate to the tax effects of net investment hedges, excess tax benefits from the exercise of stock options and the impacts of certain adjustments to pension and other retiree benefit obligations recorded in shareholders’ equity, including the impact of adopting SFAS 158 in 2007.
We have undistributed earnings of foreign subsidiaries of approximately $21 billion at June 30, 2008, for which deferred taxes have not been provided. Such earnings are considered indefinitely invested in the foreign subsidiaries. If such earnings were repatriated, additional tax expense may result, although the calculation of such additional taxes is not practicable.
Deferred income tax assets and liabilities were comprised of the following:

June 30	2008	2007

DEFERRED TAX ASSETS
Stock-based compensation	$1,082	$1,132
Unrealized loss on financial and foreign exchange transactions	1,274	723
Pension and postretirement benefits	633	560
Loss and other carryforwards	482	439
Advance payments	302	183
Goodwill and other intangible assets	267	249
Accrued marketing and promotion expense	125	161
Accrued interest and taxes	123	—
Inventory	114	95
Fixed assets	100	85
Other	1,048	1,119
Valuation allowances	(173)	(190)

TOTAL	5,377	4,556

DEFERRED TAX LIABILITIES
Goodwill and other intangible assets	$12,371	$12,102
Fixed assets	1,847	1,884
Other	151	132

TOTAL	14,369	14,118

Net operating loss carryforwards were $1,515 and $1,442 at June 30, 2008 and 2007, respectively. If unused, $629 will expire between 2009 and 2028. The remainder, totaling $886 at June 30, 2008, may be carried forward indefinitely.
NOTE 11
COMMITMENTS AND CONTINGENCIES
Guarantees
In conjunction with certain transactions, primarily divestitures, we may provide routine indemnifications (e.g., indemnification for representations and warranties and retention of previously existing environmental, tax and employee liabilities) of which terms range in duration and in some circumstances are not explicitly defined. The maximum obligation under some indemnifications is not explicitly stated and, as a result, the overall amount of these obligations cannot be reasonably estimated. Other than obligations recorded as liabilities at the time of divestiture, we have not made significant payments for these indemnifications. We believe that if we were to incur a loss on any of these matters, the loss would not have a material effect on our financial position, results of operations or cash flows.
In certain situations, we guarantee loans for suppliers and customers. The total amount of guarantees issued under such arrangements is not material.
Off-Balance Sheet Arrangements
We do not have off-balance sheet financing arrangements, including variable interest entities, under FIN 46(R), “Consolidation of Variable Interest Entities,” that have a material impact on our financial statements.
Purchase Commitments
We have purchase commitments for materials, supplies, services and property, plant and equipment as part of the normal course of business. Commitments made under take-or-pay obligations are as follows: 2009–$1,205; 2010–$917; 2011–$745; 2012–$688; 2013–$408; and $363 thereafter. Such amounts represent future purchases in line with expected usage to obtain favorable pricing. Approximately 35% of our purchase commitments relate to service contracts for information technology, human resources management and facilities management activities that were outsourced in recent years. Due to the proprietary nature of many of our materials and processes, certain supply contracts contain penalty provisions for early termination. We do not expect to incur penalty payments under these provisions that would materially affect our financial position, results of operations or cash flows.
Operating Leases
We lease certain property and equipment for varying periods. Future minimum rental commitments under noncancelable operating leases are as follows: 2009–$299; 2010–$288; 2011–$240; 2012–$196; 2013–$185; and $448 thereafter. Operating lease obligations are shown net of guaranteed sublease income.
Amounts in millions of dollars except per share amounts or as otherwise specified.

74 The Procter & Gamble Company	Notes to Consolidated Financial Statements
Litigation
We are subject to various legal proceedings and claims arising out of our business which cover a wide range of matters such as governmental regulations, antitrust and trade regulations, product liability, patent and trademark matters, income taxes and other actions.
Recently, the Company became subject to a variety of investigations into potential competition law violations in the European Union, including investigations initiated in the fourth quarter of fiscal 2008 by the European Commission with the assistance of the national authorities from a variety of countries. We believe these matters involve a number of other consumer products companies and/or retail customers. The Company’s policy is to comply with all laws and regulations, including all antitrust and competition laws. Competition and antitrust law inquiries often continue for several years and, if violations are found, can result in substantial fines. At this point, no significant formal claims have been made against the Company or any of our subsidiaries in connection with any of the above inquiries. We cannot at this time predict the final financial impact of these competition law issues. However, the ultimate resolution of these matters could result in fines or other costs that could materially impact future results. As these matters evolve we will, if necessary, recognize the appropriate reserves.
With respect to other litigation and claims, while considerable uncertainty exists, in the opinion of management and our counsel, the ultimate resolution of the various lawsuits and claims will not materially affect our financial position, results of operations or cash flows.
We are also subject to contingencies pursuant to environmental laws and regulations that in the future may require us to take action to correct the effects on the environment of prior manufacturing and waste disposal practices. Based on currently available information, we do not believe the ultimate resolution of environmental remediation will have a material adverse effect on our financial position, results of operations or cash flows.
NOTE 12
SEGMENT INFORMATION
Effective July 1, 2007, we made a number of changes to our organizational structure and certain of our key leadership positions. These resulted in changes to our Global Business Units (GBU) and reporting segment structure. The following discussion and segment information reflect the organizational changes for all periods presented. We are organized under three Global Business Units as follows:
•	The Beauty GBU includes the Beauty and the Grooming businesses. The Beauty business is comprised of cosmetics, deodorants, prestige fragrances, hair care, personal cleansing and skin care. The Grooming business includes blades and razors, electric hair removal devices, face and shave products and home appliances.

•	The Health and Well-Being GBU includes the Health Care and the Snacks, Coffee and Pet Care businesses. The Health Care business includes feminine care, oral care, personal health care and Pharmaceuticals. The Snacks, Coffee and Pet Care business includes coffee, pet food and snacks.
•	The Household Care GBU includes the Fabric Care and Home Care as well as the Baby Care and Family Care businesses. The Fabric Care and Home Care business includes air care, batteries, dish care, fabric care and surface care. The Baby Care and Family Care business includes baby wipes, bath tissue, diapers, facial tissue and paper towels.
Under U.S. GAAP, we have six reportable segments: Beauty; Grooming; Health Care; Snacks, Coffee and Pet Care; Fabric Care and Home Care; and Baby Care and Family Care. The accounting policies of the businesses are generally the same as those described in Note 1. Differences between these policies and U.S. GAAP primarily reflect: income taxes, which are reflected in the businesses using applicable blended statutory rates; the recording of fixed assets at historical exchange rates in certain high-inflation economies; and the treatment of certain unconsolidated investees. Certain unconsolidated investees are managed as integral parts of our business units for management reporting purposes. Accordingly, these partially owned operations are reflected as consolidated subsidiaries in segment results, with 100% recognition of the individual income statement line items through before-tax earnings. Eliminations to adjust these line items to U.S. GAAP are included in Corporate. In determining after-tax earnings for the businesses, we eliminate the share of earnings applicable to other ownership interests, in a manner similar to minority interest, and apply statutory tax rates. Adjustments to arrive at our effective tax rate are also included in Corporate.
Corporate includes certain operating and non-operating activities that are not reflected in the operating results used internally to measure and evaluate the businesses, as well as eliminations to adjust management reporting principles to U.S. GAAP. Operating activities in Corporate include the results of incidental businesses managed at the corporate level along with the elimination of individual revenues and expenses generated by certain unconsolidated investees discussed in the preceding paragraph over which we exert significant influence, but do not control. Operating elements also comprise certain employee benefit costs, the costs of certain restructuring-type activities to maintain a competitive cost structure including manufacturing and workforce rationalization and other general corporate items. The non-operating elements primarily include interest expense, divestiture gains and interest and investing income. In addition, Corporate includes the historical results of certain divested businesses, including certain Gillette brands that were divested in 2006 as required by the regulatory authorities in relation to the Gillette acquisition. Corporate assets primarily include cash, investment securities and all goodwill.
We had net sales in the U.S. of $33.0 billion, $31.9 billion and $29.5 billion for the years ended June 30, 2008, 2007 and 2006, respectively. Assets in the U.S. totaled $73.8 billion and $73.5 billion as of June 30, 2008 and 2007, respectively.
Our largest customer, Wal-Mart Stores, Inc. and its affiliates, accounted for 15% of consolidated net sales in 2008, 2007 and 2006.
Amounts in millions of dollars except per share amounts or as otherwise specified.

Notes to Consolidated Financial Statements	The Procter & Gamble Company 75

			Before Tax		Depreciation &		Capital
Global Segment Results		Net Sales	Earnings	Net Earnings	Amortization	Total Assets	Expenditures

BEAUTY GBU

BEAUTY(1)	2008	$19,515	$3,528	$2,730	$454	$12,260	$465
	2007	17,889	3,440	2,611	419	11,140	431
	2006	16,687	3,262	2,412	380	10,081	384

GROOMING(1)	2008	8,254	2,299	1,679	739	27,406	305
	2007	7,437	1,895	1,383	729	27,767	314
	2006	5,114	1,176	846	573	28,994	361

HEALTH AND WELL-BEING GBU

HEALTH CARE(1)	2008	14,578	3,746	2,506	441	10,597	450
	2007	13,381	3,365	2,233	439	9,512	374
	2006	11,831	2,785	1,829	374	9,636	341

SNACKS, COFFEE AND PET CARE	2008	4,852	762	477	136	2,275	105
	2007	4,537	759	477	164	2,176	141
	2006	4,383	627	385	159	2,122	150

HOUSEHOLD CARE GBU

FABRIC CARE AND HOME CARE(1)	2008	23,831	5,078	3,422	603	13,772	765
	2007	21,469	4,650	3,127	573	12,179	710
	2006	18,918	3,905	2,609	521	11,318	599

BABY CARE AND FAMILY CARE	2008	13,898	2,700	1,728	612	8,102	763
	2007	12,726	2,291	1,440	671	7,731	769
	2006	11,972	2,071	1,299	612	7,339	739

CORPORATE(1)	2008	(1,425)	(2,035)	(467)	181	69,580	193
	2007	(963)	(1,690)	(931)	135	67,509	206
	2006	(683)	(1,413)	(696)	8	66,205	93

TOTAL COMPANY(1)	2008	83,503	16,078	12,075	3,166	143,992	3,046
	2007	76,476	14,710	10,340	3,130	138,014	2,945
	2006	68,222	12,413	8,684	2,627	135,695	2,667

(1)	2006 data includes Gillette results for the nine months ended June 30, 2006.
Amounts in millions of dollars except per share amounts or as otherwise specified.

76 The Procter & Gamble Company	Notes to Consolidated Financial Statements
NOTE 13
QUARTERLY RESULTS (UNAUDITED)

Quarters Ended		Sept 30	Dec 31	Mar 31	Jun 30	Total Year

NET SALES	2007-2008	$20,199	$21,575	$20,463	$21,266	$83,503
	2006-2007	18,785	19,725	18,694	19,272	76,476

OPERATING INCOME	2007-2008	4,418	4,714	4,111	3,840	17,083
	2006-2007	4,054	4,350	3,646	3,400	15,450

GROSS MARGIN	2007-2008	52.9%	51.8%	51.3%	49.2%	51.3%
	2006-2007	52.8%	52.9%	51.6%	50.8%	52.0%

NET EARNINGS	2007-2008	$3,079	$3,270	$2,710	$3,016	$12,075
	2006-2007	2,698	2,862	2,512	2,268	10,340

DILUTED NET EARNINGS PER COMMON SHARE	2007-2008	$0.92	$0.98	$0.82	$0.92	$3.64
	2006-2007	0.79	0.84	0.74	0.67	3.04

Amounts in millions of dollars except per share amounts or as otherwise specified.

The Procter & Gamble Company    77
Corporate Officers
CORPORATE & COMPANY OPERATIONS
A.G. Lafley
Chairman of the Board and
Chief Executive Officer
Susan E. Arnold
President—Global Business Units
Robert A. McDonald
Chief Operating Officer
Clayton C. Daley, Jr.
Vice Chairman and
Chief Financial Officer
Moheet Nagrath
Global Human Resources Officer
Bruce Brown
Chief Technology Officer
R. Keith Harrison, Jr.
Global Product Supply Officer
Steven W. Jemison
Chief Legal Officer and Secretary
Mariano Martin
Global Customer Business Development Officer
Charlotte R. Otto
Global External Relations Officer
Filippo Passerini
President—Global Business Services and Chief Information Officer
Marc S. Pritchard
Global Marketing Officer
Jon R. Moeller
Vice President and Treasurer
Valarie L. Sheppard
Vice President and Comptroller
GLOBAL OPERATIONS
Werner Geissler
Vice Chairman—Global Operations
Deborah A. Henretta
Group President—Asia
Laurent L. Philippe
Group President—Central & Eastern Europe, Middle East & Africa
Steven D. Bishop
President—North America
Giovanni Ciserani
President—Western Europe
Daniela Riccardi
President—Greater China
Jeffrey K. Schomburger
President—Global Wal-Mart Team
Jorge A. Uribe
President—Latin America
GLOBAL BEAUTY & GROOMING
Edward D. Shirley
Vice Chairman—Global Beauty & Grooming
Charles V. Bergh
Group President—Global Personal Care
Christopher de Lapuente
Group President—Global Hair Care
Juan Pedro Hernandez
President—Braun
Virginia C. Drosos
President—Global Personal Beauty
Robert Jongstra
President—Global Professional Care
Hartwig Langer
President—Global Prestige Products
GLOBAL HEALTH & WELL-BEING
Robert A. Steele
Vice Chairman—Global Health & Well-Being
Melanie Healey
Group President—Global Feminine & Health Care
Charles E. Pierce
Group President—Global Oral Care
John P. Goodwin
President—Global Snacks & Pet Care
Jamie P. Egasti
President—Coffee
Thomas M. Finn
President—Global Health Care
GLOBAL HOUSEHOLD CARE
Dimitri Panayotopoulos
Vice Chairman—Global Household Care
Jorge S. Mesquita
Group President—Global Fabric Care
Martin Riant
Group President—Global Baby Care
David S. Taylor
Group President—Global Home Care
Mark Bertolami
President—Duracell
Mary Lynn Ferguson-McHugh
President—Family Care
Sharon J. Mitchell
Senior Vice President—Research & Development, Global Fabric Care
The following company officers have announced their intention to retire during the 2008/09 fiscal year:
Ravi Chaturvedi
President—Northeast Asia
G. Gilbert Cloyd
Chief Technology Officer
James R. Stengel
Global Marketing Officer

78     The Procter & Gamble Company
Board of Directors
Bruce L. Byrnes
Retired Vice Chairman of the Board—Global Brand Building Training. Director since 2002. Also a Director of Cincinnati Bell Inc. Age 60. Mr. Byrnes retired from the Board of Directors following the Company’s June, 2008 Board meeting.
Kenneth I. Chenault
Chairman and Chief Executive Officer of the American Express Company (financial services). Appointed to the Board on April 21, 2008. Also a Director of International Business Machines Corporation. Age 57. Member of the Audit and Compensation & Leadership Development Committees.
Scott D. Cook
Chairman of the Executive Committee of the Board, Intuit Inc. (software and web services). Director since 2000. Also a Director of eBay Inc. Age 56. Member of the Compensation & Leadership Development and Innovation & Technology Committees.
Rajat K. Gupta
Senior Partner Emeritus at McKinsey & Company (international consulting). Director since 2007. Also a Director of The Goldman Sachs Group, Inc. Genpact, Ltd. and American Airlines. Age 59. Member of the Audit and Innovation & Technology Committees.
A.G. Lafley
Chairman of the Board and Chief Executive Officer of the Company. Director since 2000. Also a Director of General Electric Company and Dell Inc. Age 61.
Charles R. Lee
Retired Chairman of the Board and Co-Chief Executive Officer of Verizon Communications Inc. (telecommunication services). Director since 1994. Also a Director of The DIRECTV Group, Inc., Marathon Oil Corporation, United Technologies Corporation and US Steel Corporation. Age 68. Chair of the Audit Committee and member of the Compensation & Leadership Development Committee.
Lynn M. Martin
Former Professor at the J.L. Kellogg Graduate School of Management, Northwestern University and former Chair of the Council for the Advancement of Women and Advisor to the firm of Deloitte & Touche LLP for Deloitte’s internal human resources and minority advancement matters. Director since 1994. Also a Director of AT&T Inc., Ryder System, Inc., Dreyfus Funds and Constellation Energy Group, Inc. Age 68. Member of the Governance & Public Responsibility and Innovation & Technology Committees.
W. James McNerney, Jr.
Chairman of the Board, President and Chief Executive Officer of The Boeing Company (aerospace, commercial jetliners and military defense systems). Director since 2003. Age 59. Presiding Director, Chair of the Compensation & Leadership Development Committee and member of the Governance & Public Responsibility Committee.
Johnathan A. Rodgers
President and Chief Executive Officer of TV One, LLC (media and communications). Director since 2001. Also a Director of Nike, Inc. Age 62. Member of the Innovation & Technology Committee.
John F. Smith, Jr.
Retired Chairman of the Board and Chief Executive Officer of General Motors Corporation (automobiles and related businesses) and retired Chairman of the Board of Delta Air Lines, Inc. Director since 1995. Also a Director of Swiss Reinsurance Company. Age 70. Mr. Smith retired from the Board of Directors following the Company’s April, 2008 Board meeting.
Ralph Snyderman, M.D.
Chancellor Emeritus, James B. Duke Professor of Medicine at Duke University. Director since 1995. Also a Director of Targacept, Inc. and a Venture Partner of NEA. Age 68. Chair of the Innovation & Technology Committee and member of the Audit Committee.
Margaret C. Whitman
Former President and Chief Executive Officer of eBay Inc. (global internet company that includes online marketplaces, payments and communications). Director since 2003. Also a Director of eBay Inc. and Dreamworks Animation SKG, Inc. Age 52. Chair of the Governance & Public Responsibility Committee and member of the Compensation & Leadership Development Committee.
Patricia A. Woertz
Chairman, Chief Executive Officer and President of Archer Daniels Midland Company (agricultural processors of oilseeds, corn, wheat, and cocoa). Appointed to the Board on January 8, 2008. Age 55. Member of the Audit and Governance & Public Responsibility Committees.
Ernesto Zedillo
Former President of Mexico, Director of the Center for the Study of Globalization and Professor in the field of International Economics and Politics at Yale University. Director since 2001. Also a Director of Alcoa Inc. and Electronic Data Systems Corporation. Age 56. Member of the Governance & Public Responsibility and Innovation & Technology Committees.
THE BOARD OF DIRECTORS HAS FOUR COMMITTEES:
Audit Committee
Compensation & Leadership Development Committee Governance & Public Responsibility Committee Innovation & Technology Committee

The Procter & Gamble Company      79
Shareholder Information
IF...
•	You need online access or help with your account
•	You are interested in our certificate safekeeping service
•	You want to arrange for direct deposit or reinvestment of dividends
•	You have a lost, stolen or destroyed stock certificate
CALL PERSON-TO-PERSON
•	Shareholder Services representatives are available Monday–Friday, 9AM–4PM ESTat 1-800-742-6253 (call 1-513-983-3034 outside the USA and Canada)
•	Automated service available after USA business hours
CONTACT P&G—24 HOURS A DAY
•	Visit us online at www.pg.com/investor, where you can get stock purchase information, transaction forms, Company annual reports and webcasts
•	E-mail us at shareholders.im@pg.com
•	Call for financial information at 1-800-764-7483
COMMON STOCK PRICE RANGE AND DIVIDENDS

	Price Range
	2007-2008	2007-2008	2006-2007	2006-2007
Quarter Ended	High	Low	High	Low

September 30	$70.73	$60.89	$62.85	$55.25
December 31	75.18	67.90	64.73	61.50
March 31	73.81	62.74	66.30	60.42
June 30	71.20	60.44	64.75	60.76

	Dividends
Quarter Ended	2007-2008	2006-2007

September 30	$0.350	$0.310
December 31	0.350	0.310
March 31	0.350	0.310
June 30	0.400	0.350

DIVIDEND HISTORY
P&G has paid dividends without interruption since its incorporation in 1890, and has increased dividends each year for the past 52 fiscal years. Over the past 52 years, P&G’s compound annual dividend growth has exceeded 9%.
CORPORATE HEADQUARTERS
The Procter & Gamble Company
P.O. Box 599
Cincinnati, OH 45201-0599
TRANSFER AGENT/SHAREHOLDER SERVICES
The Procter & Gamble Company
Shareholder Services Department
P.O. Box 5572
Cincinnati, OH 45201-5572
REGISTRAR
The Bank of New York Trust Company, N.A.
Corporate Trust Division
525 Vine Street, Suite 900
Cincinnati, OH 45202
EXCHANGE LISTING
New York, Paris
STOCK SYMBOL
PG
SHAREHOLDERS OF COMMON STOCK
There were approximately 2,231,000 common stock shareowners, including shareholders of record, participants in the Shareholder Investment Program, participants in P&G stock ownership plans and beneficial owners with accounts at banks and brokerage firms, as of June 30, 2008.
FORM 10-K
Shareholders may obtain a copy of P&G’s 2008 report to the Securities and Exchange Commission on Form 10-K by going to www.pg.com/investor or by calling us at 1-800-764-7483. This information is also available at no charge by sending a request to Shareholder Services at the address listed above.
The most recent certifications by our Chief Executive and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 are filed as exhibits to our Form 10-K for the fiscal year ended June 30, 2008. We have also filed with the New York Stock Exchange the most recent Annual CEO certification as required by Section 303A.12(a) of the New York Stock Exchange Listed Company Manual.
ANNUAL MEETING
The next annual meeting of shareholders will be held on Tuesday, October 14, 2008. A full transcript of the meeting will be available from Susan Felder, Assistant Secretary. Ms. Felder can be reached at 299 East Sixth Street, Cincinnati, Ohio 45202-3315.

80     The Procter & Gamble Company
Financial Summary (Unaudited)

Amounts in millions,
except per share amounts	2008	2007	2006	2005	2004	2003	2002	2001	2000	1999	1998

Net Sales	$83,503	$76,476	$68,222	$56,741	$51,407	$43,377	$40,238	$39,244	$39,951	$38,125	$37,154
Gross Margin	42,808	39,790	35,097	28,869	26,264	21,155	19,159	17,071	18,395	16,901	16,019
Operating Income	17,083	15,450	13,249	10,469	9,382	7,312	6,073	4,260	5,678	6,130	5,581
Net Earnings	12,075	10,340	8,684	6,923	6,156	4,788	3,910	2,612	3,363	3,683	3,472
Net Earnings Margin	14.5%	13.5%	12.7%	12.2%	12.0%	11.0%	9.7%	6.7%	8.4%	9.7%	9.3%

Basic Net Earnings per Common Share	$3.86	$3.22	$2.79	$2.70	$2.34	$1.80	$1.46	$0.96	$1.24	$1.35	$1.25
Diluted Net Earnings per Common Share	3.64	3.04	2.64	2.53	2.20	1.70	1.39	0.92	1.17	1.27	1.18
Dividends Per Common Share	1.45	1.28	1.15	1.03	0.93	0.82	0.76	0.70	0.64	0.57	0.51

Restructuring Program Charges(1)	$—	$—	$—	$—	$—	$751	$958	$1,850	$814	$481	$—
Research and Development Expense	2,226	2,112	2,075	1,940	1,802	1,665	1,601	1,769	1,899	1,726	1,546
Advertising Expense	8,667	7,937	7,122	5,929	5,466	4,487	3,782	3,729	3,906	3,542	3,638
Total Assets	143,992	138,014	135,695	61,527	57,048	43,706	40,776	34,387	34,366	32,192	31,042
Capital Expenditures	3,046	2,945	2,667	2,181	2,024	1,482	1,679	2,486	3,018	2,828	2,559
Long-Term Debt	23,581	23,375	35,976	12,887	12,554	11,475	11,201	9,792	9,012	6,265	5,774
Shareholders’ Equity	69,494	66,760	62,908	18,475	18,190	17,025	14,415	12,560	12,673	12,352	12,493

(1)	Restructuring program charges, on an after-tax basis, totaled $538, $706, $1,475, $688 and $285 for 2003, 2002, 2001, 2000 and 1999, respectively.

The Procter & Gamble Company      81
Shareholder Return Performance Graphs
The following graph compares the five-year cumulative total return of P&G’s common stock as compared with the S&P 500 Stock Index, the Dow Jones Industrial Average Index, and a composite group comprised of the S&P Household Products Index, the S&P Paper Products Index, the S&P Personal Products Index, the S&P Health Care Index and the S&P Food Index. The composite group is weighted based on P&G’s current fiscal year revenues. The graph assumes $100 was invested on June 30, 2003 and that all dividends were reinvested.
COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN

(in dollars)	2003	2004	2005	2006	2007	2008

P&G	100	124	123	132	149	151

Composite Group	100	128	127	143	175	164

S&P 500	100	119	127	138	166	144

DJIA	100	119	119	133	163	142

P&G has paid dividends without interruption since its incorporation along with the increased dividends each year for the past 52 fiscal years. P&G’s compound annual dividend growth rate has exceeded 9% over the last 52 years.
DIVIDENDS PER SHARE (split-adjusted)

(in dollars; split-adjusted)	1956	1969	1982	1995	2008

Dividends per Share	$0.01	$0.04	$0.13	$0.35	$1.45

82     The Procter & Gamble Company
P&G at a Glance

				Net Sales
				by GBU	(1)
GBU	Reportable Segment	Key Products	Billion Dollar Brands	(in billions)

BEAUTY	Beauty	Cosmetics, Deodorants, Hair Care, Personal Cleansing, Prestige Fragrances, Skin Care	Head & Shoulders, Olay, Pantene, Wella	$27.8
	Grooming	Blades and Razors, Electric Hair Removal Devices, Face and Shave Products, Home Appliances	Braun, Fusion, Gillette, Mach3

HEALTH AND WELL-BEING	Health Care	Feminine Care, Oral Care, Personal Health Care, Pharmaceuticals	Actonel, Always, Crest, Oral-B	$19.4
	Snacks, Coffee and Pet Care	Coffee, Pet Food, Snacks	Folgers, lams, Pringles

HOUSEHOLD CARE	Fabric Care and Home Care	Air Care, Batteries, Dish Care, Fabric Care, Surface Care	Ariel, Dawn, Downy, Duracell, Gain, Tide	$37.7
	Baby Care and Family Care	Baby Wipes, Bath Tissue, Diapers, Facial Tissue, Paper Towels	Bounty, Charmin, Pampers

(1)	Partially offset by net sales in corporate to eliminate the sales of unconsolidated entities included in business unit results.
2008 NET SALES
(% of total business segments)
RECOGNITION
P&G is recognized as a leading global company, including a #5 ranking on Fortune’s “Global Most Admired Companies,” the #2 ranking on Fortune’s “Top Companies for Leaders” survey, the #4 ranking on Barren’s “World’s Most Respected List,” a #8 ranking on Business Week’s list of “World’s Most Innovative Companies,” top rankings on the Dow Jones Sustainability Index from 2000-2008, the “Advertiser of the Year” award at the 2008 Cannes International Advertising Festival, and a consistent #1 ranking within our industry on Fortune’s Most Admired list for 23 of 24 total years and for 11 years in a row.
P&G ranks among the top companies for Executive Women (National Association for Female Executives), African Americans (Working Mother and Black Enterprise Magazines), and Diversity (Diversity Inc. Magazine).
Supplier diversity is a fundamental business strategy at P&G. In 2008, P&G again spent over $1.9 billion with minority- and women-owned businesses. Since 2005, P&G has been a member of the Billion Dollar Roundtable, a forum of 14 corporations that spend more than $1 billion annually with diverse suppliers.
The paper utilized in the printing of this annual report is certified by SmartWood to the FSC Standards, which promotes environmentally appropriate, socially beneficial and economically viable management of the world’s forests. The paper contains a mix of pulp that is derived from FSC certified well-managed forests; post-consumer recycled paper fibers and other controlled sources.
Design: VSA Partners, Inc.

Sustainability & Innovation

By viewing innovation systemically through the lens of sustainability:

We invest in innovation to improve the environmental profile of our operations and products.

We manage innovation with discipline, using science-based, rigorous tools such as life cycle assessment (LCA).

These tools aid in identifying sustainability opportunities for our products, from discovery through disposal to potential reuse. LCA shows that consumers use a vast amount of energy to heat water for laundry. We optimized Ariel laundry detergent to have excellent cleaning performance in cold water. We then partnered with several external thought leaders to educate consumers to "Turn to 30°C" to save energy, and we are making a measurable difference. In the UK, for example, this has helped move from 2% of consumers who washed in cold in 2002, to 17% today. In packaging, software has been developed that optimizes material use, leading to decreases in the amount of plastic used. This innovation has been shared externally and supported by WRAP (The Waste & Resources Action Programme) in the UK.

We deliver innovation with a balance of sustainable improvements, seen and unseen.

Some improvements, like reducing waste with a smaller Bounty paper towel for smaller spills, are obvious product changes to the consumer. Others, such as innovations in our manufacturing operations, are not visible—yet they can deliver substantial sustainability improvements. For example, changes in our manufacturing processes over the last five years on Bounty and Charmin have reduced energy, CO_2 and water usage.

We lead innovation by inspiring our employees to take more personal responsibility in delivering the Company's sustainability goals.

This past Earth Day, we launched an employee engagement program called "Take the R for Tomorrow." This program is already delivering results by increasing employee recycling and video collaboration instead of travel. Our people, along with our external partners, are also establishing innovative solutions to help improve the lives of millions of children in need through our P&G Live, Learn and Thrive™ programs. In China recently, our employees proudly marked the opening of our 140th P&G Hope School to help educate children in rural areas.

While P&G has a long track record of sustainability leadership and results, we recognize our impact as a global company and accept our responsibility for continual improvement. This is embedded in who we are and what we do. And, we will remain committed to helping solve the world's sustainability challenges because we are designed to innovate, now and for generations to come.

We invite you to learn more. Please visit www.pg.com/sustainability.

Sustainability & innovation
Improving quality of life, now and for generations to come
At p&G, sustainability is embedded into both our business strategy and our holistic view of innovation. By incorporating sustainability into the rhythm of our work, we delight consumers who want to make sustainable choices but do not want to make trade-offs in performance or value. We believe this is where p&g innovation can make the most meaningful difference.
By viewing innovation systematically through the lens of sustainability we define innovation broadly, looking for sustainability opportunities at every touch-point along the path of our product.
this definition encompasses raw materials formulation, manufacturing customization, logistics, customers and consumers. in fact we find that a big innovation in one part of the path often sparks innovations in other areas.. for example when we moved our line of liquid laundry detergents in north America to 2x concentration we delivered significant environmental improvements in water energy and co2 usage as a result of the products packaging changes a significan t reduction in distribution miles. in addition we innovated in our customer interface to reduce solid waste.
we invest in innovation to improve the environment profile of our operations and products in addition to investing in product development of more sustainable products we have systematized the process of sustainable designing and building new facilities in box elder utah we recently broke ground on a state of the art manufacturing facility that will deliver improvements in energy water solid and indoor environmental quality.

Touching lives, improving life. P&G™

© 2008 Procter & Gamble
00046002

touching lives improving life p&g