Form 10-K/A, Exhibit 13
period 2008-06-30
PROCTER & GAMBLE CO
filed 2008-10-03
CIK 80424

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
The following table provides a numerical reconciliation of free cash flow:

					Free
	Operating	Capital	Free	Net	Cash Flow
	Cash Flow	Spending	Cash Flow	Earnings	Productivity

2008	$15,814	$(3,046)	$12,768	$12,075	106%
2007	$13,435	$(2,945)	$10,490	$10,340	101%

56      The Procter & Gamble Company
Consolidated Statements of Earnings

Amounts in millions except per share amounts; Years ended June 30	2008	2007	2006

NET SALES	$83,503	$76,476	$68,222
Cost of products sold	40,695	36,686	33,125
Selling, general and administrative expense	25,725	24,340	21,848

OPERATING INCOME	17,083	15,450	13,249

Interest expense	1,467	1,304	1,119
Other non-operating income, net	462	564	283

EARNINGS BEFORE INCOME TAXES	16,078	14,710	12,413

Income taxes	4,003	4,370	3,729

NET EARNINGS	$12,075	$10,340	$8,684

BASIC NET EARNINGS PER COMMON SHARE	$3.86	$3.22	$2.79

DILUTED NET EARNINGS PER COMMON SHARE	$3.64	$3.04	$2.64

DIVIDENDS PER COMMON SHARE	$1.45	$1.28	$1.15

See accompanying Notes to Consolidated Financial Statements.

The Procter & Gamble Company     57
Consolidated Balance Sheets

Amounts in millions; June 30	2008	2007

CURRENT ASSETS
Cash and cash equivalents	$3,313	$5,354
Investment securities	228	202
Accounts receivable	6,761	6,629
Inventories
Materials and supplies	2,262	1,590
Work in process	765	444
Finished goods	5,389	4,785

Total inventories	8,416	6,819
Deferred income taxes	2,012	1,727
Prepaid expenses and other current assets	3,785	3,300

TOTAL CURRENT ASSETS	24,515	24,031

PROPERTY, PLANT AND EQUIPMENT

Buildings	7,052	6,380
Machinery and equipment	30,145	27,492
Land	889	849

Total property, plant and equipment	38,086	34,721
Accumulated depreciation	(17,446)	(15,181)

NET PROPERTY, PLANT AND EQUIPMENT	20,640	19,540

GOODWILL AND OTHER INTANGIBLE ASSETS
Goodwill	59,767	56,552
Trademarks and other intangible assets, net	34,233	33,626

NET GOODWILL AND OTHER INTANGIBLE ASSETS	94,000	90,178

OTHER NONCURRENT ASSETS	4,837	4,265

TOTAL ASSETS	$143,992	$138,014

CURRENT LIABILITIES
Accounts payable	$6,775	$5,710
Accrued and other liabilities	10,154	9,586
Taxes payable	945	3,382
Debt due within one year	13,084	12,039

TOTAL CURRENT LIABILITIES	30,958	30,717

LONG-TERM DEBT	23,581	23,375
DEFERRED INCOME TAXES	11,805	12,015
OTHER NONCURRENT LIABILITIES	8,154	5,147

TOTAL LIABILITIES	74,498	71,254

SHAREHOLDERS’ EQUITY
Convertible Class A preferred stock, stated value $1 per share (600 shares authorized)	1,366	1,406
Non-Voting Class B preferred stock, stated value $1 per share (200 shares authorized)	—	—
Common stock, stated value $1 per share (10,000 shares authorized; shares issued: 2008- 4,001 .8, 2007-3,989.7)	4,002	3,990
Additional paid-in capital	60,307	59,030
Reserve for ESOP debt retirement	(1,325)	(1,308)
Accumulated other comprehensive income	3,746	617
Treasury stock, at cost (shares held: 2008-969.1, 2007-857.8)	(47,588)	(38,772)
Retained earnings	48,986	41,797

TOTAL SHAREHOLDERS’ EQUITY	69,494	66,760

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$143,992	$138,014

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
FASB STANDARD 157, “FAIR VALUE MEASUREMENTS”
In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (SFAS 157). This standard defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157, as amended, is effective for the Company beginning July 1, 2008, for certain financial assets and liabilities and beginning July 1, 2009, for non-financial assets and liabilities recognized or disclosed at fair value on a non-recurring basis. The Company believes that the adoption of SFAS 157 will not have a material effect on its financial position, results of operations or cash flows.
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