Form 10-K, Exhibit 13
period 2009-06-30
PROCTER & GAMBLE CO
filed 2009-08-14
CIK 80424

EXHIBIT (13)

Annual Report to Shareholders

(pages 1-74)

Contents

A.G. Lafley Letter to Shareholders 1
Bob McDonald Letter to Shareholders 5
Touching Lives 8
P&G Brands—Designed to Be Leaders 10
Billion- and Half-Billion-Dollar Brands 12
Improving Life 16
P&G Leaders: Built from Within 18
Corporate Officers 24
Board of Directors 25
P&G at a Glance 26
Financial Contents 27
Shareholder Information 72
11-Year Financial Summary 73

Financial Highlights

FINANCIAL SUMMARY (UNAUDITED)

Amounts in millions, except per share amounts	2009	2008	2007	2006	2005
Net Sales	**$79,029**	$81,748	$74,832	$66,724	$55,292
Operating Income	**16,123**	16,637	15,003	12,916	10,026
Net Earnings	**13,436**	12,075	10,340	8,684	6,923
Net Earnings Margin from Continuing Operations	**14.3%**	14.4%	13.4%	12.7%	12.0%
Diluted Net Earnings per Common Share from Continuing Operations	**$ 3.58**	$ 3.56	$ 2.96	$ 2.58	$ 2.43
Diluted Net Earnings Per Common Share	**4.26**	3.64	3.04	2.64	2.53
Dividends Per Common Share	**1.64**	1.45	1.28	1.15	1.03

NET SALES
(in billions of dollars)

05
$55.3
06
$66.7
07
$74.8
08
$81.7
09
$79.0

DILUTED NET EARNINGS
(per common share)

05
$2.53
06
$2.64
07
$3.04
08
$3.64
09
$4.26

OPERATING CASH FLOW
(in billions of dollars)

05
$8.6
06
$11.4
07
$13.4
08
$15.0
09
$14.9

Note: Previous period results have been amended to exclude the results of the Folgers coffee business from continuing operations. For more information refer to Note 12 on page 71.

The Procter & Gamble Company 1

When I became CEO in 2000, P&G faced some of the most demanding challenges in the Company’s long history. We made the strategic choices necessary to get P&G back on track to sustainable growth. Overcoming the challenges in 2000 made us a better and more focused company, and in the years since, we have designed P&G to grow consistently and reliably.

We faced even greater challenges in fiscal 2009 as we encountered one of the most difficult economic environments in decades. Shortly after we began the fiscal year, oil reached an all-time high of $147 per barrel. In September, following the Lehman Brothers bankruptcy, credit markets stopped functioning normally. This impacted suppliers, retailers and distributors, some of whom went out of business and many of whom significantly reduced inventory levels to conserve cash.

The credit crisis, combined with falling housing prices and equity markets, led to a severe economic contraction in the U.S. and most other developed countries. Nearly 30 million people lost their jobs worldwide and consumer behavior changed dramatically. Consumers pulled back on discretionary purchases and pushed relentlessly for the best value in nondiscretionary categories. Global economic growth stopped—GDP declined from +4% during the first quarter of calendar 2008 to -6% in the fourth quarter, a ten-point swing.

Economies also slowed in developing markets—in China, Central and Eastern Europe and the Middle East. These markets, which had been growing GDP about + 6%, slowed to an average -1% during the fourth quarter of 2008—a seven-point swing.

Global anxiety and risk aversion drove a flight to the safety of U.S. dollars, resulting in the swiftest, broadest and deepest foreign exchange move in modern times.

Commodity cost and currency exchange rate volatility placed tremendous pressure on our business. We incurred roughly $2 billion in net commodity and energy costs this year, on top of about $1 billion in the prior year. Foreign exchange reduced P&G’s fiscal 2009 sales by about four percentage points, or approximately $4 billion, and profit by more than $1 billion. Consumer spending declined and volume growth in the broad majority of categories in which we compete slowed to an average of 1 – 2%, versus 3 – 4% in the prior year.

BALANCING NEAR-TERM RESULTS AND LONG-TERM GROWTH

We made two critical choices to deal with this macroeconomic environment: (1) to focus on disciplined cash and cost management and (2) to invest in capacity, innovation and consumer value this year to ensure P&G is leading and growing market share when we come out of the recession.

We focused first on cash and costs to protect the financial foundation of our businesses. We increased prices to recover higher commodity costs and foreign exchange transaction impacts. Despite $4 billion in price increases, we’ve held global value shares across the majority of categories, which is a reflection of P&G brands’ strength with consumers and retail customers. We knew that increased pricing would lead to market share volatility, and even some short-term share loss. We also knew higher prices might affect consumption in some more-discretionary categories. We were willing to accept these short-term consequences, however, to maintain investment-grade financial health.

We made the cash utilization choices necessary to maintain our strong AA- credit rating, including temporarily suspending share repurchases. Still, we repurchased over $6 billion in stock, retired another $2.5 billion as part of the Folgers divestiture, and returned over 100% of net earnings to shareholders through a combination of dividends and share count reduction.

With our financial house in order, we focused next on innovation and brand-building. We identified and funded product innovation and marketing initiatives across the business, with an emphasis on growing profitable value share in P&G’s core categories. We also maintained our commitment to research and development investments and we delivered strong consumer communication programs that emphasized the powerful performance-based value our products provide.

2 The Procter & Gamble Company

We’ve continued to make strategic investments to generate strong growth in future years. We are investing 4% of sales in capital spending, including funding for new manufacturing capacity to support future growth. Over the next five years, we will add 20 new manufacturing facilities—13 of which have already been announced. Almost all of these facilities are in developing markets, and almost all will be multi-product- category facilities. By migrating our manufacturing base closer to the consumers we’ll be serving, P&G will lower costs and enable better value for more consumers.

We delivered results in fiscal 2009 that reflect these choices. We delivered organic sales and EPS growth and maintained operating margin while delivering strong free cash flow—the financial lifeblood of the business.

Overall, our choices balanced short-term returns and long-term investments.

•	Organic sales increased 2%. Net sales declined 3%, to $79 billion.

•

Core earnings per share increased 8%. Excluding the negative foreign exchange impact, core earnings per share would have increased strong double digits. Diluted net earnings per share increased 17% for the fiscal year.

•	We delivered strong free cash flow productivity at more than 100% of earnings, excluding the gain from the Folgers divestiture.

And, we increased our quarterly dividend 10% in a year when many large companies reduced or eliminated dividends. Fiscal 2009 marked the 53rd consecutive year in which P&G increased dividends.

DESIGNED TO LEAD

It’s too early to tell what the economic future holds. We must deal with what’s in front of us. We must be agile and flexible. We must stay financially strong so we can respond and continue to lead. If the recession continues longer than expected, we must be prepared to deal with that reality. If economies recover faster than anticipated, we must be equally prepared to take advantage of new growth opportunities.

P&G is well-positioned to do this. We’ve designed P&G to lead with:

•	Clear strategies

•	The core strengths required to win in our industry

•	Rigorous cash and cost discipline

•	The most diverse and experienced leadership team in the Company’s history

STRATEGY FOR GROWTH

Three strategic choices drove virtually all of P&G’s top-line, bottom-line, and shareholder growth this decade.

Our first choice was to focus on P&G’s core businesses and leading billion-dollar brands, to win with the biggest and strongest retail customers, and to win in the most important countries. We’ve done that.

Nearly 80% of P&G’s sales and profit growth this decade has come from 10 businesses, including Baby Care, Blades and Razors, Fabric Care, Family Care, Feminine Care, Home Care, Oral Care, Prestige Fragrances, Retail Hair Care and Skin Care.

About 75% of sales and profit growth has come from P&G’s leading billion-dollar brands.

We chose to shift our business portfolio to more Beauty and Personal Care businesses. We’ve done that. The percentage of P&G sales in more capital-intensive Paper and Food businesses went from 42% at the beginning of the decade to 25%. At the same time, the percentage of sales in more asset-efficient, faster-growing, higher-margin businesses has increased from 18% to 33% over the same period.

Beauty, Personal Care and Health Care have accounted for more than 60% of sales and profit growth in the past eight years.

Our third strategic choice was to extend the availability and affordability of P&G brands to more low-income consumers, particularly in developing markets. We’ve done that. Developing markets represent 32% of sales, up from about 20% at the beginning of the decade, and have contributed 42% of sales growth and 29% of profit growth.

On an aggregate basis, P&G has a 19% share in developing markets and is growing steadily by about half a share point a year. We now have a developing-market business which, at about $25 billion in annual sales, is over five times the average developing-market sales of our major competitors.

With these three strategies, P&G has delivered strong growth over the past decade. We’ve more than doubled sales, from $38 billion to $79 billion. We’ve delivered core earnings-per-share growth of 12%, on average, since 2001. And we’ve generated about $70 billion in free cash flow.

CORE STRENGTHS TO WIN

In addition to clear where-to-play strategies, we have chosen to focus on five core strengths that are required to win in the consumer products industry: consumer understanding, brand-building, innovation, go-to-market capability, and scale. P&G is designed to lead in each of these areas.

Note: An explanation and reconciliation of organic sales and free cash flow for 2009 are provided on page 48. Explanations of core earnings per share and free cash flow productivity are provided in footnotes (2), (3) and (4) of the P&G Report Card on page 3.

The Procter & Gamble Company 3

•

No company in the world has invested more in consumer and market research than P&G. We interact with more than five million consumers each year in nearly 60 countries around the world. We conduct over 15,000 research studies every year. We invest more than $350 million a year in consumer understanding. This results in insights that tell us where the innovation opportunities are and how to serve and communicate with consumers.

•

P&G is the innovation leader in our industry. Virtually all the organic sales growth we’ve delivered in the past nine years has come from new brands and new or improved product innovation. We continually strengthen our innovation capability and pipeline by investing two times more, on average, than our major competitors. In addition, we multiply our internal innovation capability with a global network of innovation partners outside P&G. More than half of all product innovation coming from P&G today includes at least one major component from an external partner. The IRI New Product Pacesetter Report ranks the best-selling new products in our industry in the U.S. every year. Over the past 14 years, P&G has had 114 top 25 Pacesetters—more than our six largest competitors combined. In the last year alone, P&G had five of the top 10 new product launches in the U.S. and 10 of the top 25.

•

P&G is the brand-building leader of our industry. We’ve built the strongest portfolio of brands in the industry with 23 billion-dollar brands and 20 half-billion-dollar brands. These 43 brands account for 85% of sales and more than 90% of profit. Twelve of the billion-dollar brands are the #1 global market share leaders of their categories. The majority of the balance are #2. As a group, P&G’s billion-dollar brands have grown sales at an average rate of 11% per year for the entire decade.

•

We’ve established industry-leading go-to-market capabilities. P&G is consistently ranked by leading retailers in industry surveys as a preferred supplier and as the industry leader in a wide range of capabilities including clearest company strategy, brands most important to retailers, strong business fundamentals and innovative marketing programs.

•

Over the decades, we have also established significant scale advantages as a total company and in individual categories, countries and retail channels. P&G’s scale advantage is driven as much by knowledge sharing, common systems and processes, and best practices as it is by size and scope. These scale benefits enable us to deliver consistently superior consumer and shareholder value.

P&G REPORT CARD

Progress Against P&G’s Goals and Strategies

GROWTH RESULTS

Average annual	Goals	2009		2001 – 2009
Organic Sales Growth (1)	4 – 6%	2%		5%
Core Earnings per Share Growth	10%	8	% (2)	12	% (3)
Free Cash Flow Productivity (4)	90%	102%		112%

GROWTH STRATEGIES (2001 – 2009)

Grow from the core: Leading Brands, Big Markets, Top Customers

Volume up 7%, on average, for P&G’s 23 billion-dollar brands (5)	Volume up 6%, on average, for P&G’s top 16 countries (6)	Volume up 6%, on average, for P&G’s top 10 retail customers (6)

Develop faster-growing, higher-margin, more asset-efficient businesses

Beauty sales more than doubled to $18.8 billion; profits nearly tripled to $2.5 billion	Health Care sales more than doubled to $13.6 billion; profit increased fourfold to $2.4 billion	Home Care sales more than doubled; profits more than tripled

Accelerate growth in developing markets and among low-income consumers

Developing market sales up 15% per year	Over 40% of total company sales growth from developing markets	Developing market profit margins comparable to developed-market margins

(1)	Organic sales exclude the impacts of acquisitions, divestitures and foreign exchange, which were 6%, on average, in 2001 – 2009.
(2)	Core earnings per share for 2009 excludes a positive $0.14 per share impact from significant adjustments to tax reserves in 2008, a positive $0.68 per share impact from discontinued operations in 2009 and a negative $0.09 per share impact from incremental Folgers-related restructuring charges in 2009.
(3)	Core earnings per share for 2001– 2009 excludes a negative $0.61 per share impact in 2001 from the Organization 2005 restructuring program charges and amortization of goodwill and intangible assets, positive impacts of $0.06 and $0.68 per share earnings from discontinued operations in 2001 and 2009, respectively and a negative $0.09 per share impact from incremental Folgers-related restructuring charges in 2009.
(4)	Free cash flow productivity is the ratio of operating cash flow less capital spending to net earnings. For 2009, we have excluded $2,011 million from net earnings due to the gain on the sale of the Folgers business. Free cash flow productivity in 2009 equals $14,919 million of operating cash flow less $3,238 million in capital spending divided by net earnings of $11,425 million which excludes the Folgers gain. Reconciliations of free cash flow and free cash flow productivity for 2001 – 2009 are provided on page 48.
(5)	Excludes the impact of adding newly acquired billion-dollar brands to the portfolio.
(6)	Excludes the impact of adding Gillette.

4 The Procter & Gamble Company

CASH AND COST MANAGEMENT

P&G’s cash productivity—the percentage of earnings we convert into cash—has averaged over 100% since the beginning of the decade, consistently among the very best in the industry. This cash productivity allows us to maintain the Company’s excellent credit rating, to pay a strong dividend every year, and to have the flexibility to invest in the business organically or through mergers and acquisitions.

Our cash position is consistently strong because we are relentlessly focused on working-capital management. For example, P&G is the receivables leader of the industry, operating more efficiently with fewer days of receivables outstanding than any consumer products competitor.

We’re equally rigorous about managing costs. We have reduced overhead costs as a percentage of sales by more than 300 basis points since 2001, and we continue to focus on reducing overhead costs consistently and steadily year after year.

In addition to reducing costs, we’ve also focused on increasing productivity in everything we do. Sales per employee has grown from $363,000 in 2000 to $585,000 in 2009, and profit per employee has increased from $32,000 to $84,000. We have doubled the productivity of our R&D organization since 2000 even as we’ve become more innovative. This means that P&G can now support an additional $44 billion in sales with virtually the same number of R&D employees we had nearly a decade ago. We’ve become so much more productive because we continually innovate how we innovate and because we are working with such a large and diverse global network of external innovation partners.

This productivity discipline ensures that P&G has the flexibility and the resources to invest in growth even in the most challenging environments.

LEADERSHIP FOR THE NEXT DECADE

P&G has earned a reputation as one of the world’s best companies for leaders. We work hard at leadership development because, as a build-from-within company, our future success is entirely dependent on the ongoing strength of our talent pipeline.

Succession planning is an important element of this focus on leadership. We are methodical about identifying multiple succession candidates for every senior executive leadership position and then ensuring each individual gets the experience to be ready for the job.

We began planning for my successor as CEO several years ago. Bob McDonald emerged as the right choice to lead P&G in the decade ahead. Bob has nearly 30 years of brand-building, market development, global business unit and global operations leadership experience across the Company and around the world. I’ve worked with him for most of my career at P&G. We’ve worked side-by-side over the past decade.

I am equally confident in the leadership team that we’ve put in place to lead P&G in the decade ahead. This executive team has more than 1000 years of collective industry experience—in every part of P&G’s business, in developed and developing markets, in good times and through business and economic crises. This is a team you can count on.

I will continue to be engaged: I will chair the Board; I will continue to provide advice and counsel to Bob and will join him at business strategy, innovation program and talent development reviews. I will continue to be involved in coaching senior managers.

The breadth, depth and quality of management—and of the organization as a whole—is another way we design P&G to lead. I could not be more confident in the new leadership team or in the 135,000 P&Gers who lead our business every day.

DESIGNED TO CREATE VALUE THROUGH LEADERSHIP

In the end, P&G’s commitment is to create value for its shareholders (including employees and retirees, who hold about 10% of P&G shares). This decade, we’ve fulfilled that commitment.

When I became CEO on June 8, 2000, P&G was the 31st largest company in sales and the 22nd largest company in profit among the Fortune 500. In the nine years since, P&G has moved to 20th in sales and to 9th in profit.

The Company’s market capitalization in June 2000 was $74 billion—35th highest among the Fortune 500. Since then, P&G’s stock has appreciated by about 80% while the S&P 500 Index has declined approximately 30%. P&G’s market capitalization is now roughly $150 billion, making P&G one of the 10 most valuable companies in the United States.

Our business and financial performance is the result of clear choices and extraordinary commitment and capability at every level of our Company. I’ve never been prouder of this Company and its people than I am today. We have designed P&G to lead through virtually any economic environment—and as a result, P&G remains a company you can count on to improve consumers’ lives and to create superior shareholder value.

A.G. Lafley
Chairman of the Board August 7, 2009

The Procter & Gamble Company 5

P&G has a solid foundation for growth. Our strategies are working. Our billion-dollar and half-billion-dollar brands are among the strongest in the world. P&G’s core strengths are those that matter most to winning in our industry. Our relationships with retailers, suppliers and innovation partners are enormous sources of competitive advantage. And the leadership team now in place has been carefully groomed through experience and coaching to lead P&G in the decade ahead. We are building on a rock-solid foundation of continuity. This is one of P&G’s greatest advantages.

THE POWER OF PURPOSE

In fact, leading change on a foundation of continuity has been at the heart of P&G’s success throughout its history. P&G will be 172 years old this October. We have grown through multiple economic cycles: boom years, recessions, the Great Depression. We’ve also grown in the face of unrelenting change: two world wars, economic crises, massive technological change, significant demographic shifts and continuously changing consumer expectations. Despite all this, P&G’s total shareholder return has outperformed the industry and broader markets over the long term. Why?

I believe it comes down to one simple and remarkably constant factor: the clarity and constancy of P&G’s Purpose. Since the Company was founded, we’ve been in the business of providing daily essentials that improve the quality of people’s lives. We help people care for their babies, pets and homes. We make everyday chores easier to do. We help people look and feel better. We’ve stayed true to the inspiring Purpose of touching and improving people’s lives in meaningful ways.

It’s at times like we’re living in today—when change is volatile and unsettling, when norms we’re accustomed to no longer seem certain—that clarity of Purpose matters more than ever.

More than a year ago, A.G. and I, along with the vice chairs and other senior leaders, began the effort to renew P&G’s strategies. We began this work with P&G’s Purpose in mind. We have now updated the Company’s growth strategies and identified a few critical interventions needed to strengthen our businesses—fully acknowledging the economic crisis in front of us but equally focused on the longer-term growth of our Company. I want to use this, my first letter to shareholders as CEO, to explain our choices and decisions. This will help you to clearly see P&G’s vision for growth in the decade ahead.

PURPOSE-INSPIRED GROWTH STRATEGY: “WHERE TO PLAY” CHOICES

Our single, unifying growth strategy is tightly linked to our Purpose: “We will grow by touching and improving the lives of more consumers in more parts of the world…more completely.” Specifically, we will:

•	Grow our leading global brands and core categories—with an unrelenting focus on innovation

•	Build business with underserved and unserved consumers

•	Continue to grow and develop faster-growing, structurally attractive businesses with global leadership potential.

We will create abundant growth opportunities in each of these areas.

1) Growing our Core

Our billion-dollar brands and aspiring billion-dollar brands—43 brands in total—represent 85% of P&G’s sales and more than 90% of profit.

We will continue to focus sharply on our core businesses and brands because this is the primary way we touch and improve lives—and there is plenty of room to keep growing our core brands and categories.

•	Global Household Care is a $200 billion market—and P&G’s global share is about 20%.

•	Consumer Health Care is a $240 billion market; P&G is a market leader with just a 5% share.

•	Beauty & Grooming is a $300 billion market and P&G is leading, but with only a 13% share.

6 The Procter & Gamble Company

P&G Growth Strategy: Touching and improving more consumers’ lives in more parts of the world more completely

WHERE TO PLAY:		HOW TO WIN:

1.	Grow leading, global brands and core categories	1.	Drive Core P&G Strengths in consumer understanding, brand building, innovation and go to market

2.	Build business with underserved and unserved consumers	2.	Simplify, Scale and Execute for competitive advantage

3.	Continue to grow and develop faster-growing, structurally attractive businesses with global leadership potential	3.	Lead change to win with consumers and customers

We will focus on growing market share profitably across all these businesses. As economies recover, I am confident we will be positioned to extend our leading market share positions.

2) Winning with underserved and unserved consumers

The second growth strategy is new—to build our business with underserved and unserved consumers. We’ll do this in three ways.

We are increasing our presence in developing markets.

The opportunities here are boundless. Eighty-six percent of the world’s population is in developing markets and we have strong share positions in the most important of these markets. In Blades and Razors, we’re #1 in the Central & Eastern Europe, Middle East and Africa region, Latin America, Greater China and developing Asia. In Shampoo and Diapers, we’re #1 or #2. And in Laundry, Feminine Care and Oral Care, we are ranked #1, #2 or #3 in market share.

We will continue to increase the percentage of total company sales from these markets by building consumers’ awareness of the performance, quality and value of our brands and making our products more accessible and affordable for consumers.

We are extending our distribution systems to reach more consumers through underserved retail channels.

We’re pursuing opportunities in four priority areas:

Drug, Pharmacy and Perfumery: This is a significant opportunity across many parts of our business, and a strategic focus for Beauty & Grooming.

High Frequency Stores: Already, high frequency stores would be our single largest customer if they were a single retailer. They are growing at rates equal to the modern retail trade and are the main source of our products for the majority of developing-market consumers.

Export Operations: This is another underdeveloped channel with meaningful potential. It’s the primary way P&G reaches consumers in newly emerging markets where P&G does not yet have on-the-ground operations. This channel sets the stage for more aggressive portfolio expansion as new economies develop.

E-commerce: Our “Consumer is boss” focus means we must be available to consumers when and where they seek to research or purchase P&G products. Increasingly, that’s online. We do less than a billion dollars in online sales today, and we believe we can increase that substantially over the next few years. We see e-commerce as part of a broader effort to establish online connections with consumers that build our brands and our business with retail partners.

We are expanding brand and product portfolios.

A third action we are taking to serve more consumers is to create broader and deeper product portfolios.

To do this, we will expand our categories vertically into the premium end of our markets as we have done successfully with Tide Total Care, Clairol Perfect 10, Gillette Fusion, Venus Embrace, Olay Pro-X, Dawn Hand Renewal, Secret Clinical Strength and Cascade Action Pacs. By bringing better-performing, specially targeted products to market, we will increase consumer value and drive category sales for retailers.

We will simultaneously expand our portfolio into the value-priced segment. The successful launches of Mach3 disposable razors in the U.S., Pampers Simply Dry diapers in Germany and Naturella feminine care pads into the Arabian Peninsula are three recent examples.

We will also expand our core brands horizontally into adjacent product segments. Febreze Candles, Bounce Dryer Bar and Tide Stain Release are recent examples of how we have done this.

As we stretch our portfolio vertically and horizontally, we will touch more consumers’ lives and offer more opportunities to improve each consumer’s life.

3) Develop faster-growing, structurally attractive businesses with global leadership potential

Our third growth strategy for the decade ahead is to continue to grow and develop faster-growing, structurally attractive businesses. We’re concentrating on opportunity areas in the beauty and health market segments and several household care categories. With this strategy, we will continue to shift P&G’s business portfolio toward these advantaged categories.

The Procter & Gamble Company 7

PURPOSE-FOCUSED EXECUTION:

“HOW-TO-WIN” STRATEGIES

We have made three strategic “how-to-win” choices to capture these growth opportunities.

First, we will leverage our core strengths—consumer understanding, brand-building, innovation, go-to-market capability and scale—to execute the Company’s growth strategies. These strengths create significant competitive advantage for P&G, particularly when we leverage them together as interdependent capabilities to win. We see opportunities to apply P&G’s strengths in several areas—from expanding category, country and channel portfolios globally to extending distribution and store coverage in developing markets. This will continue to be a primary how-to-win focus area for P&G.

Second, we are elevating Simplification, Scale and Execution to how-to-win strategies. These are key improvement areas where we believe we can create the greatest value and competitive advantage.

Our simplification efforts have one goal: to make it easier for each P&G employee and business partner to improve more lives in more parts of the world more completely. As P&G has grown larger, we’ve naturally become more complex. We are removing complexity so our brands are more affordable and to make the Company more innovative and agile. We’re reducing senior management positions and layers, and improving decision making, by simplifying our organization structure. We’re also making other important interventions to simplify business processes such as business planning, product launch, and product formulation. We want to become a $100 billion company with the speed and agility of a $10 billion company.

We consider scale to be a tremendous growth opportunity. We’re leveraging scale efficiencies to deliver best-in-class cost structures throughout our business. We’re using our R&D and supply chain scale to create alternative materials that minimize exposure to volatile commodity markets. We’re creating the technology infrastructure to rapidly transfer best-in-class knowledge across our global organization. And more. I’m confident this focus will yield dramatic benefits for the Company over time.

Execution is, of course, the only strategy our customers and consumers ever see, so we must do it with excellence, always. We are placing even sharper emphasis on consistent, quality execution in every part of our business.

Third, we are leading change to win with consumers and customers. We are becoming an even more collaborative organization, inside and outside our Company. We’re getting flatter, faster and simpler. We’re changing how we compensate people to reinforce and reward behaviors that allow us to meet our simplification, scale and disciplined execution objectives. We’re making the investments to be networked globally and digitized from end to end. And we’re building the capability to operate on a demand-driven, real-time, future-focused basis every day.

In today’s economic environment, many companies are cutting back on investments in their people. P&G is increasing its investment. We know without doubt that P&G people are our most important asset, and we will continue to invest in their growth, capability, and productivity.

PURPOSE-INSPIRED CULTURE

I believe to my core that by renewing our commitment to P&G’s Purpose…by establishing a unifying growth strategy and a Company culture that are tightly linked to our Purpose…we can inspire and motivate P&G people around the world to new levels of innovation, productivity, executional excellence and business results.

A.G. and I both believe the decade ahead has the potential to be one of the strongest decades of growth in the Company’s history. We’re serving about four billion people in the world today. That’s a billion and a half more people than we were reaching at the beginning of the decade, and at least a billion less than the number I’m committed to serving in the decade ahead.

We know that P&G products touch and improve people’s lives in meaningful ways. People tell us and show us—when we visit them in their homes, when we shop with them in stores, when we listen to their calls and read their e-mails. When we spend time with the people who trust and use our brands, we come away inspired. Every time.

The opportunities are there. We have the right strategies, capabilities and plans. We have the best people—the strongest global organization that I believe you’ll find in any company. If we can inspire the performance that our people are capable of delivering—day in and day out—I have no doubt that we can fulfill our Purpose more thoroughly and deliver the superior shareholder value we all expect from P&G.

Bob McDonald
President and Chief Executive Officer August 7, 2009

8 The Procter & Gamble Company

Touching Lives.

P&G's well-known, trusted brands touch the lives of consumers in more than 180 countries.

10 The Procter & Gamble Company

P&G Brands—Designed to Be Leaders

"P&G's billion-dollar brands are platforms for innovation. They are global leaders. Consumers want them in their homes. Retailers want them in their stores. They enable us to bring innovation to consumers around the world effectively, efficiently and profitably. They make consumers' lives a little better, every day."

–A.G. Lafley

A Company of Leading Brands

For nearly 172 years, P&G has been providing trusted brands that make every day a little better for the world's consumers. P&G has the largest lineup of leading brands in its industry, with 23 brands with over $1 billion in annual sales, and another 20 brands generating about $500 million or more in annual sales. These 43 brands have delivered a 9-year compound average sales growth rate of approximately 10%—double the growth rate of the balance of P&G's brand portfolio.

Highly Valued Assets

P&G's market capitalization of roughly $150 billion far exceeds the $46 billion book value of the Company's tangible assets, such as cash, machinery, buildings, etc. The difference is the value P&G shareholders place on the Company's brands, the earnings and cash these brands generate today, and the confidence that these leading brands will continue to grow in the future.

Capabilities Designed to Grow Brands for Decades

We have built these valuable assets with the industry-leading levels of investment and capabilities necessary to build brands that live and grow for decades.

Consumer Understanding—Over the last decade, we have invested more than $2 billion in consumer research to better understand, anticipate and respond to consumer needs and wants. Deep consumer understanding is a key enabler for product innovation, packaging development and marketing communication that create sustainable competitive advantages for P&G brands and create superior value for consumers.

85%
sales
90%
profit

Innovation—Each year, we invest more than $2 billion in innovation. We complement this in-house capability with our Connect and Develop program, which creates external partnerships that enhance and accelerate innovation. This is important because innovation improves consumer value and leads to profitable market share growth for our brands.

P&G brands are market leaders in 15 of the 21 major global product categories in which we compete.

Each year IRI, a leading market research firm, publishes its *New Product Pacesetter Report*. This U.S.-based study ranks the most successful new consumer packaged goods (CPG) products, as measured by sales, over the past year. In 2008, P&G had five of the top 10 new non-food product launches in the U.S. and 10 of the top 25. Over the past 14 years, P&G has had 114 top-25 IRI non-food Pacesetters—more than our six largest competitors *combined*.

Brand Building—We invest more than $7 billion in advertising annually, consistently making P&G one of the world's largest advertisers. While the scale of our marketing investment is significant, the messages we convey to consumers are truly most important. These messages build confidence that our brands will deliver on their promises and build leading brand equities that last for generations.

The Procter & Gamble Company 11

We regularly assess the strength and attractiveness of our brands with consumers by using proprietary testing tools.

- Weighted Purchase Intent (WPI) tests the combination of product, concept and price in a competitive context.
- EquityScan identifies key equity and value attributes most important to consumers and measures differences between brands.
- Package testing measures the stopping, holding and closing power of a package, along with the ability to convey a brand's equity and product message to the shopper.

By constantly adding value with innovation, testing the strength of our brands with consumers and delivering on marketing promises, our brands build consumer trust and loyalty that keep them growing for decades.

Growing from a Strong Core

Having a strong core of leading brands allows P&G to efficiently and effectively extend our portfolio both vertically—to serve more consumers at more price points—and horizontally into adjacent categories to touch more parts of more consumers' lives. Here are a few examples:

Tide
stain release
NEW

Tide Stain Release
Tide is the clear leader in the U.S. laundry detergent market with approximately 38% value share. Ariel is the leading detergent in Western Europe with about 16% value share. We are expanding both of these brands horizontally into the laundry additives segment with the introduction of Tide Stain Release and Ariel Professional. These new items are launching early in Fiscal 2010.

Pampers
Simply Dry
4
40

Pampers Simply Dry
We recently introduced a new line of diapers in Germany called Pampers Simply Dry, priced about 15% below Pampers Baby Dry. Importantly, the introduction of Simply Dry in the value tier enabled us to raise the price of the Pampers Baby Stages premium product while building overall value share of the diaper market. Simply Dry has already achieved 4% market share, and Pampers' overall share of the diaper market is over 63%, six points above prior-year levels. Based on the success in Germany, Pampers is expanding Simply Dry to new markets, including France, the United Kingdom, Austria and Switzerland.

Oral-B
PRO-SAÚDE
Crest
PRO-HEALTH

Oral-B Toothpaste
We are building on Crest Pro-Health's leading product technology and Oral-B's strong brand equity and toothbrush market share leadership in Brazil to touch more parts of more consumers' lives. In March 2009, we launched Oral-B toothpaste into the pharmacy channel in Brazil, leveraging credentialing support of oral health professionals. The early results in Brazil have been encouraging, with Oral-B toothpaste establishing a solid market share position in the pharmacy channel.

12 The Procter & Gamble Company

Billion-Dollar Brands

P&G is a company of leading brands. At the beginning of the decade, P&G had ten billion-dollar brands in its portfolio—brands that generate more than one billion dollars in sales each year. Today, we have 23 of these billion-dollar brands.

Pampers
Baby-Dry
Tide
Charmin
Ultra Strong
OLAY
regenerist
ARIEL
Excel Gel
PANTENE
PHENOM
Gillette
Fusion
always
Oral-B
Crest
PRO-HEALTH

Life's Better
IAMS
Toy
HEALTH
Bounty
Pringles
ORIGINAL
Gillette
Gillette
MACH3
head & shoulders
classic clean
GAIN
Joyful
Expressions
AA
DURACELL
COPPERTOP
ULTRA
Downy
Actonel
DAWN
KOLESTON
BRAUN

Half-Billion-Dollar Brands

P&G also has 20 brands generating about $500 million or more in annual sales. When these are combined with the billion-dollar brands, P&G's top 43 brands account for 85% of sales and more than 90% of profit. Together, these 43 brands have delivered a 9-year compound average sales growth rate of approximately 10%— double the growth rate of the balance of P&G's brand portfolio.

Rejoice
Asacol 800mg
MR tablets
Lenor
Dash
Cascade
COMPLETE
Ace
ação instantânea
SK-II
Herbal essences
BOSS
Mr. Clean
MAGIC
ERASER
TAMPAX
PEARL
blast
Safeguard
DOLCE & GABBANA

The Procter & Gamble Company 15

Dusters
febreze
Bold
GEL
Prilosec
OTC
PUPPY
Eukanuba
NyQuil
COLD & FLU
Venus
Divine

16 The Procter & Gamble Company

Improving Life.

P&G develops leaders whose purpose is centered on improving more consumers' lives in more parts of the world more completely.

18 The Procter & Gamble Company

P&G Leaders—Built from Within

P&G people are the Company's most important asset and source of competitive advantage. Our success depends entirely on the strength of our talent pipeline, which we build from within and manage with a disciplined process led by the CEO and the senior leadership team. This is an essential element of how P&G is designed to lead.

A Team Designed to Lead

The P&G leadership team in place today is an ideal example of how P&G develops leaders. This team is the most experienced and diverse leadership team in Company history. The majority of these executives have experience leading businesses in both developed and developing countries. They know how to compete in markets where P&G brands are established leaders and where P&G is a new player. They have the experience and skills to lead P&G in today's fast-changing global economy.

These women and men have been preparing for the responsibilities they have today since they joined P&G two or even three decades ago. They were identified as top development candidates early in their careers. They were given a diverse mix of assignments to broaden their experience. They received coaching from senior managers and proprietary training at each critical step of their career. Their contributions and capabilities were reviewed with P&G's Board of Directors. When it was time for them to move into the Company's most-senior management positions, they were ready to step up. This is how P&G develops each new generation of leaders.

Making People a Competitive Advantage

Our approach to developing leaders at P&G is elegantly simple. We take the same rigorous and disciplined approach to developing leaders at P&G around the world in every business, in every region and at every level.

We Share P&G's Purpose and Values. Our Purpose, Values and Principles are the foundation on which we develop leaders at P&G. Our shared Purpose—improving the lives of the world's consumers—in addition to our Values—trust, integrity, ownership, leadership and passion for winning—unify us as we collaborate as a team internally and compete to win externally.

P&G is recognized as a top company for leaders.

CHIEF EXECUTIVE

NAFE TOP COMPANIES FOR EXECUTIVE WOMEN

DiversityInc 2009 TOP 50 COMPANIES FOR DIVERSITY

Named to the DiversityInc Top 50 Companies for Diversity® list

The Procter & Gamble Company 19

P&G leaders at the Vice President level and above come from 35 different countries, with more than half of them originating from outside the United States.

Argentina
Australia
Austria
Belgium
Brazil
Canada
China
Colombia
Czech Republic
Egypt
Finland
France
Germany
Great Britain
Greece
India
Ireland
Italy
Japan
Lebanon
Mexico
Morocco
Netherlands
Norway
Panama
Peru
Philippines
Poland
Portugal
Spain
Sweden
Switzerland
Turkey
USA
Venezuela

We Hire the Best. Nearly a half-million people apply for P&G jobs every year. We hire less than 1%. We attract top talent because of P&G's reputation as a great company for leaders, and we identify the best applicants by using a proven recruiting process that measures intelligence, assesses character and leadership, and predicts success at P&G.

We Challenge P&G People from Day One. We believe there's no substitute for hands-on experience when it comes to leadership development. That's why we create early, meaningful responsibilities for every employee. Typical assignments demand collaboration inside and outside the Company, disciplined project management and the need to be in touch with consumers, retail customers and other external stakeholders.

Business and Functional Leaders Actively Recruit, Teach and Coach. Line business leaders are accountable and involved at every step of the process. This starts at the top. Our Chief Executive Officer, Vice Chairs, Presidents and Functional Officers recruit on college campuses and teach in our executive education programs. These senior executives also act as mentors and coaches for younger managers, helping them develop the skills necessary to lead large businesses and organizations.

We Plan Careers. We create opportunities for careers at P&G, not just jobs. One way we do this is by managing P&G talent globally—starting at mid-levels of management and higher—to enable career development and growth across businesses and geographies. We identify talent early and groom people through a series of varied and enriching assignments that will prepare them for future roles. The CEO and Vice Chairs meet monthly to plan senior management assignments. Business presidents meet as a talent-development team once per quarter. And the Board of Directors reviews P&G's talent pipeline once a year.

Eighty-five percent of P&G's leadership team has had one or more international assignments.

85%

We Never Stop Learning. In addition to on-the-job experience, we provide a wealth of technical, functional and leadership skills training. Some programs are offered at career milestones, such as when an employee first takes on responsibility for managing others or leading an organization. Other programs take managers out of the classroom and into retail stores or even into consumers' homes. This process not only helps P&G people develop business skills but also deepens their commitment to touching and improving consumers' lives—P&G's enduring Purpose.

20 The Procter & Gamble Company

Standing, left to right

Bob McDonald
President and
Chief Executive Officer

A.G. Lafley
Chairman of the Board

Front Row, left to right

Jon Moeller
Chief Financial Officer

Daniela Riccardi
President—
Greater China

Steve Jemison
Chief Legal Officer
and Secretary

Charlie Pierce
Group President—
Global Oral Care

Jorge Mesquita
Group President—
Global Fabric Care

Bob Fregolle
Global Customer
Business Development
Officer

Joan Lewis
Global Consumer and Market Knowledge Officer

Laurent Philippe
Group President— Central & Eastern Europe, Middle East and Africa

Deb Henretta
Group President— Asia

Jorge Uribe
President— Latin America

Mark Bertolami
President—Duracell

Melanie Healey
Group President— Global Feminine & Health Care

Second Row, left to right

Chip Bergh
Group President— Global Male Grooming, Beauty & Grooming

Moheet Nagrath
Global Human Resources Officer

Chris de Lapuente
Group President— Global Hair Care, Beauty & Grooming

Bruce Brown
Chief Technology Officer

Nancy Swanson
Vice President— Corporate

Keith Harrison
Global Product Supply Officer

Steve Bishop
President— North America

Gina Drosos
President— Global Female Beauty, Beauty & Grooming

Filippo Passerini
President— Global Business Services and Chief Information Officer

Martin Riant
Group President— Global Baby Care

David Taylor
Group President—
Global Home Care

Marc Pritchard
Global Brand Building
Officer

Mary Lynn Ferguson-McHugh
President—
Family Care

Back Row, left to right

Chris Hassall
Global External
Relations Officer

Jeff Schomburger
President—Global
Wal-Mart Team

Valarie Sheppard
Senior Vice President &
Comptroller

Phil Duncan
Global Design Officer

Patrice Louvet
President—
Global Prestige

Charlotte Otto
Retiring Global External
Relations Officer

Giovanni Ciserani
President—
Western Europe

Robert Jongstra
President—
Global Professional
Salon, Beauty &
Grooming

Clayt Daley, Jr.
Retiring Vice Chairman
and Chief Financial
Officer

Tom Finn
President—
Global Health Care

John Goodwin
President—
Global Snacks
and Pet Care

Teri List
Senior Vice President
& Treasurer

The Procter & Gamble Company 23

Standing, left to right

Rob Steele
Vice Chairman—
Global Health and Well-Being

Werner Geissler
Vice Chairman—
Global Operations

Ed Shirley
Vice Chairman—
Global Beauty & Grooming

Dimitri Panayotopoulos
Vice Chairman—
Global Household Care

(Not pictured)

Susan Arnold
Retiring President—
Global Business Units

Juan Pedro Hernandez
President—
Global Braun, Beauty & Grooming

Hartwig Langer
Retiring President—
Global Prestige Products

24 The Procter & Gamble Company

Corporate Officers

CORPORATE & COMPANY OPERATIONS

Robert A. McDonald
President and Chief Executive Officer

A.G. Lafley
Chairman of the Board

Bruce Brown
Chief Technology Officer

Robert L. Fregolle, Jr.
Global Customer Business Development Officer

R. Keith Harrison, Jr.
Global Product Supply Officer

Christopher D. Hassall
Global External Relations Officer

Steven W. Jemison
Chief Legal Officer and Secretary

Teri L. List
Senior Vice President & Treasurer

Jon R. Moeller
Chief Financial Officer

Moheet Nagrath
Global Human Resources Officer

Filippo Passerini
President—Global Business Services and Chief Information Officer

Marc S. Pritchard
Global Brand Building Officer

Valarie L. Sheppard
Senior Vice President & Comptroller

GLOBAL OPERATIONS

Werner Geissler
Vice Chairman—Global Operations

Deborah A. Henretta
Group President—Asia

Laurent L. Philippe
Group President—Central & Eastern Europe, Middle East and Africa

Steven D. Bishop
President—North America

Giovanni Ciserani
President—Western Europe

Daniela Riccardi
President—Greater China

Jeffrey K. Schomburger
President—Global Wal-Mart Team

Jorge A. Uribe
President—Latin America

GLOBAL BEAUTY & GROOMING

Edward D. Shirley
Vice Chairman—Global Beauty & Grooming

Charles V. Bergh
Group President—Global Male Grooming, Beauty & Grooming

Christopher de Lapuente
Group President—Global Hair Care, Beauty & Grooming

Virginia Drosos
President—Global Female Beauty, Beauty & Grooming

Juan Pedro Hernandez
President—Global Braun, Beauty & Grooming

Robert Jongstra
President—Global Professional Salon, Beauty & Grooming

Patrice Louvet
President—Global Prestige

GLOBAL HEALTH AND WELL-BEING

Robert A. Steele
Vice Chairman—Global Health and Well-Being

Melanie Healey
Group President—Global Feminine & Health Care

Charles E. Pierce
Group President—Global Oral Care

John P. Goodwin
President—Global Snacks and Pet Care

Thomas M. Finn
President—Global Health Care

GLOBAL HOUSEHOLD CARE

Dimitri Panayotopoulos
Vice Chairman—Global Household Care

Jorge S. Mesquita
Group President—Global Fabric Care

Martin Riant
Group President—Global Baby Care

David S. Taylor
Group President—Global Home Care

Mark Bertolami
President—Duracell

Mary Lynn Ferguson-McHugh
President—Family Care

The following company officers have announced their intention to retire during the 2009/10 fiscal year:

Susan E. Arnold
Retiring President—Global Business Units

Clayton C. Daley, Jr.
Retiring Vice Chairman and Chief Financial Officer

Charlotte R. Otto
Retiring Global External Relations Officer

Hartwig Langer
Retiring President—Global Prestige Products

The Procter & Gamble Company 25

Board of Directors

Kenneth I. Chenault
Chairman and Chief Executive Officer of the American Express Company (financial services). Director since 2008. Also a Director of International Business Machines Corporation. Age 58. Member of the Audit and Compensation & Leadership Development Committees.

Scott D. Cook
Chairman of the Executive Committee of the Board of Intuit Inc. (software and web services). Director since 2000. Also a Director of eBay Inc. Age 57. Member of the Compensation & Leadership Development and Innovation & Technology Committees.

Rajat K. Gupta
Senior Partner Emeritus at McKinsey & Company (international consulting). Director since 2007. Also a Director of American Airlines, Genpact, Ltd., The Goldman Sachs Group, Inc., Harman International Industries, Inc. and Sberbank. Age 60. Member of the Audit and Innovation & Technology Committees.

A.G. Lafley
Chairman of the Board and former Chief Executive Officer of the Company. Director since 2000. Also a Director of General Electric Company. Age 62.

Charles R. Lee
Retired Chairman of the Board and Co-Chief Executive Officer of Verizon Communications Inc. (telecommunication services). Director since 1994. Also a Director of The DIRECTV Group, Inc., Marathon Oil Corporation, United Technologies Corporation and U.S. Steel Corporation. Age 69. Chair of the Audit Committee and member of the Compensation & Leadership Development Committee.

Lynn M. Martin
Former Professor at the J.L. Kellogg Graduate School of Management, Northwestern University and former Chair of the Council for the Advancement of Women and Advisor to the firm of Deloitte & Touche LLP for Deloitte's internal human resources and minority advancement matters. Director since 1994. Also a Director of AT&T Inc., Ryder System, Inc., Dreyfus Funds and Constellation Energy Group, Inc. Age 69. Member of the Governance & Public Responsibility and Innovation & Technology Committees.

Robert A. McDonald
President and Chief Executive Officer of the Company. Appointed to the Board effective July 1, 2009. Also a Director of Xerox Corporation. Age 56.

W. James McNerney, Jr.
Chairman of the Board, President and Chief Executive Officer of The Boeing Company (aerospace, commercial jetliners and military defense systems). Director since 2003. Age 60. Presiding Director, Chair of the Compensation & Leadership Development Committee and member of the Governance & Public Responsibility Committee.

Johnathan A. Rodgers
President and Chief Executive Officer of TV One, LLC (media and communications). Director since 2001. Also a Director of Nike, Inc. Age 63. Member of the Innovation & Technology Committee.

Ralph Snyderman, M.D.
Chancellor Emeritus, James B. Duke Professor of Medicine at Duke University. Director since 1995. Also a Director of Targacept, Inc. and a Venture Partner of New Enterprise Associates. Age 69. Chair of the Innovation & Technology Committee and member of the Audit Committee.

Mary Agnes Wilderotter
Chairman of the Board, President and Chief Executive Officer of Frontier Communications Corporation, a communications company specializing in providing services to rural areas and small and medium-sized towns and cities. Appointed to the Board on August 11, 2009. Also a Director of Xerox Corporation and Yahoo! Inc. Age 54. Member of the Compensation & Leadership Development and Governance & Public Responsibility Committees.

Patricia A. Woertz
Chairman, Chief Executive Officer and President of Archer Daniels Midland Company (agricultural processors of oilseeds, corn, wheat and cocoa). Director since 2008. Age 56. Member of the Audit and Governance & Public Responsibility Committees.

Ernesto Zedillo
Former President of Mexico, Director of the Center for the Study of Globalization and Professor in the field of International Economics and Politics at Yale University. Director since 2001. Also a Director of Alcoa Inc. Age 57. Chair of the Governance & Public Responsibility Committee and member of the Innovation & Technology Committee.

Margaret C. Whitman
Former President and Chief Executive Officer of eBay Inc. (a global Internet company that includes online marketplaces, payments and communications). Director, Chair of the Governance & Public Responsibility Committee and member of the Compensation & Leadership Development Committee until her resignation from the Board on December 31, 2008.

THE BOARD OF DIRECTORS HAS FOUR COMMITTEES:
Audit Committee
Compensation & Leadership Development Committee
Governance & Public Responsibility Committee
Innovation & Technology Committee

26 The Procter & Gamble Company

P&G at a Glance

GBU	Reportable Segment	Key Products	Billion-Dollar Brands	Net Sales by GBU(1) (in billions)
BEAUTY	Beauty	Cosmetics, Deodorants, Hair Care, Personal Cleansing, Prestige Fragrances, Skin Care	Head & Shoulders, Olay, Pantene, Wella	$26.3
	Grooming	Blades and Razors, Electric Hair Removal Devices, Face and Shave Products, Home Appliances	Braun, Fusion, Gillette, Mach3
HEALTH AND WELL-BEING	Health Care	Feminine Care, Oral Care, Personal Health Care, Pharmaceuticals	Actonel, Always, Crest, Oral-B	$16.7
	Snacks and Pet Care	Pet Food, Snacks	Iams, Pringles
HOUSEHOLD CARE	Fabric Care and Home Care	Air Care, Batteries, Dish Care, Fabric Care, Surface Care	Ariel, Dawn, Downy, Duracell, Gain, Tide	$37.3
	Baby Care and Family Care	Baby Wipes, Bath Tissue, Diapers, Facial Tissue, Paper Towels	Bounty, Charmin, Pampers

(1)	Partially offset by net sales in corporate to eliminate the sales of unconsolidated entities included in business unit results.

RECOGNITION

P&G is recognized as a leading global company, including a #6 ranking on Fortune’s “World’s Most Admired Companies,” the #2 ranking on Fortune’s “Top Companies for Leaders” survey, the #3 ranking on Barron’s “World’s Most Respected Companies List,” a #12 ranking on Business Week’s list of “World’s Most Innovative Companies,” named to Chief Executive magazine’s worldwide survey of the Top 20 Best Companies for Leaders, top rankings on the Dow Jones Sustainability Index from 2000 to 2009, being named to the list of the Global 100 Most Sustainable Corporations in the World, and a consistent #1 ranking within our industry on Fortune’s Most Admired list for 24 of 25 total years and for 12 years in a row.

P&G’s commitment to creating a diverse workplace has been recognized by the National Association for Female Executives (Top 10 Companies for Executive Women), Working Mother magazine (100 Best Companies for Working Mothers and Top 20 Best Companies for Multicultural Women), Black Enterprise magazine (40 Best Companies for Diversity), and Diversity Inc. (Top 50 Companies for Diversity and #3 ranking on the Top 10 Companies for Global Diversity).

Supplier diversity is a fundamental business strategy at P&G. In 2009, P&G spent more than $2 billion with minority- and women-owned businesses. Since 2005, P&G has been a member of the Billion Dollar Roundtable, a forum of 16 corporations that spend more than $1 billion annually with diverse suppliers.

The Procter & Gamble Company 27

Financial Contents

Management’s Responsibility for Financial Reporting	28
Management’s Report on Internal Control over Financial Reporting	29
Reports of Independent Registered Public Accounting Firm	29

Management’s Discussion and Analysis
Overview	31
Summary of 2009 Results	34
Forward-Looking Statements	34
Results of Operations	35
Segment Results	37
Financial Condition	42
Significant Accounting Policies and Estimates	44
Other Information	47

Audited Consolidated Financial Statements
Consolidated Statements of Earnings	49
Consolidated Balance Sheets	50
Consolidated Statements of Shareholders’ Equity	52
Consolidated Statements of Cash Flows	53
Notes to Consolidated Financial Statements	54

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

Our commitment to providing timely, accurate and understandable information to investors encompasses:

Communicating expectations to employees. Every employee—from senior management on down—is required to be trained on the Company’s Worldwide Business Conduct Manual, which sets forth the Company’s commitment to conduct its business affairs with high ethical standards. Every employee is held personally accountable for compliance and is provided several means of reporting any concerns about violations of the Worldwide Business Conduct Manual, which is available on our website at www.pg.com.

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

Exerting rigorous oversight of the business. We continuously review business results and strategic choices. Our Global Leadership Council is actively involved–from understanding strategies to reviewing key initiatives, financial performance and control assessments. The intent is to ensure we remain objective, identify potential issues, continuously challenge each other and ensure recognition and rewards are appropriately aligned with results.

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

R.A. McDonald
President and Chief Executive Officer

J.R. Moeller
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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of June 30, 2009, using criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and concluded that the Company maintained effective internal control over financial reporting as of June 30, 2009, based on these criteria.

Deloitte & Touche LLP, an independent registered public accounting firm, has audited the effectiveness of the Company’s internal control over financial reporting as of June 30, 2009, as stated in their report which is included herein.

R.A. McDonald
President and Chief Executive Officer

J.R. Moeller
Chief Financial Officer
August 14, 2009

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

The Procter & Gamble Company

We have audited the accompanying Consolidated Balance Sheets of The Procter & Gamble Company and subsidiaries (the “Company”) as of June 30, 2009 and 2008, and the related Consolidated Statements of Earnings, Shareholders’ Equity, and Cash Flows for each of the three years in the period ended June 30, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such Consolidated Financial Statements present fairly, in all material respects, the financial position of the Company at June 30, 2009 and 2008, and the results of its operations and cash flows for each of the three years in the period ended June 30, 2009, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 9 to the Consolidated Financial Statements, the Company adopted new accounting guidance on the accounting for uncertainty in income taxes, effective July 1, 2007.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of June 30, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 14, 2009 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Cincinnati, Ohio
August 14, 2009

30 The Procter & Gamble Company

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

The Procter & Gamble Company

We have audited the internal control over financial reporting of The Procter & Gamble Company and subsidiaries (the “Company”) as of June 30, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Consolidated Financial Statements of the Company as of and for the year ended June 30, 2009 and our report dated August 14, 2009 expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the Company’s adoption of new accounting guidance on the accounting for uncertainty in income taxes, effective July 1, 2007.

Cincinnati, Ohio
August 14, 2009

Management’s Discussion and Analysis	The Procter & Gamble Company 31

Management’s Discussion and Analysis

The purpose of this discussion is to provide an understanding of P&G’s financial results and condition by focusing on changes in certain key measures from year to year. Management’s Discussion and Analysis (MD&A) is organized in the following sections:

•	Overview

•	Summary of 2009 Results

•	Forward-Looking Statements

•	Results of Operations

•	Segment Results

•	Financial Condition

•	Significant Accounting Policies and Estimates

•	Other Information

Throughout MD&A, we refer to measures used by management to evaluate performance, including unit volume growth, net outside sales and net earnings. We also refer to a number of financial measures that are not defined under accounting principles generally accepted in the United States of America (U.S. GAAP), including organic sales growth, free cash flow and free cash flow productivity. We believe these measures provide investors with important information that is useful in understanding our business results and trends. The explanation at the end of MD&A provides more details on the use and the derivation of these measures. Management also uses certain market share and market consumption estimates to evaluate performance relative to competition despite some limitations on the availability and comparability of share information. References to market share and market consumption in MD&A are based on a combination of vendor-reported consumption and market size data, as well as internal estimates.

In November 2008, we completed the divestiture of our Coffee business through the merger of our Folgers coffee subsidiary into The J.M. Smucker Company (Smucker) in an all-stock reverse Morris Trust transaction. In connection with the merger, 38.7 million shares of P&G common stock were tendered by our shareholders and exchanged for all shares of Folgers common stock. Pursuant to the merger, a Smucker subsidiary merged with and into Folgers and Folgers became a wholly owned subsidiary of Smucker. The Company recognized an after-tax gain on the disposition of $2.0 billion, which is included as part of net earnings from discontinued operations.

The Coffee business had historically been part of the Company’s Snacks, Coffee and Pet Care reportable segment, as well as the Coffee portion of the away-from-home business which is included in the Fabric Care and Home Care reportable segment. In accordance with the applicable accounting guidance for the impairment or disposal of long-lived assets, the results of our Coffee business are presented as discontinued operations and, as such, have been excluded from continuing operations and from segment results for all periods presented. The Snacks, Coffee and Pet Care reportable segment was renamed Snacks and Pet Care to reflect this change.

OVERVIEW

P&G’s business is focused on providing branded consumer packaged goods. Our goal is to provide products of superior quality and value to improve the lives of the world’s consumers. We believe this will result in leadership sales, earnings and value creation, allowing employees, shareholders and the communities in which we operate to prosper.

Our products are sold in more than 180 countries primarily through mass merchandisers, grocery stores, membership club stores, drug stores and “high frequency stores,” the neighborhood stores which serve many consumers in developing markets. We continue to expand our presence in other channels including department stores, perfumeries, pharmacies, salons and e-commerce. We have on-the-ground operations in approximately 80 countries.

Our market environment is highly competitive, with global, regional and local competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers’ private-label brands. Additionally, many of the product segments in which we compete are differentiated by price (referred to as super-premium, premium, mid-tier value and low-tier economy products). Generally speaking, we compete with super-premium, premium and mid-tier value products and are well positioned in the industry segments and markets in which we operate—often holding a leadership or significant market share position.

Organizational Structure

Our organizational structure is comprised of three Global Business Units (GBUs), Global Operations, Global Business Services (GBS) and Corporate Functions (CF).

GLOBAL BUSINESS UNITS

In fiscal year 2009, our three GBUs were Beauty, Health and Well-Being and Household Care. The primary responsibility of the GBUs is to develop the overall strategy for our brands. They identify common consumer needs, develop new product innovations and upgrades and build our brands through effective commercial innovations and marketing plans.

Under U.S. GAAP, the business units comprising the GBUs were aggregated into six reportable segments: Beauty; Grooming; Health Care; Snacks and Pet Care; Fabric Care and Home Care; and Baby Care and Family Care. The following provides additional detail on our GBUs and reportable segments and the key product and brand composition within each.

32 The Procter & Gamble Company	Management’s Discussion and Analysis

GBU	Reportable Segment	% of Net Sales*	% of Net Earnings*	Key Products	Billion Dollar Brands
BEAUTY	Beauty	23%	22%	Cosmetics, Deodorants, Hair Care, Personal Cleansing, Prestige Fragrances, Skin Care	Head & Shoulders, Olay, Pantene, Wella
	Grooming	9%	13%	Blades and Razors, Electric Hair Removal Devices, Face and Shave Products, Home Appliances	Braun, Fusion, Gillette, Mach3
HEALTH AND WELL-BEING	Health Care	17%	21%	Feminine Care, Oral Care, Personal Health Care, Pharmaceuticals	Actonel, Always, Crest, Oral-B
	Snacks and Pet Care	4%	2%	Pet Food, Snacks	Iams, Pringles
HOUSEHOLD CARE	Fabric Care and Home Care	29%	26%	Air Care, Batteries, Dish Care, Fabric Care, Surface Care	Ariel, Dawn, Downy, Duracell, Gain, Tide
	Baby Care and Family Care	18%	16%	Baby Wipes, Bath Tissue, Diapers, Facial Tissue, Paper Towels	Bounty, Charmin, Pampers

*	Percent of net sales and net earnings from continuing operations for the year ended June 30, 2009 (excluding results held in Corporate).

Beauty

Beauty: We are a global market leader in the beauty category. Most of the beauty markets in which we compete are highly fragmented with a large number of global and local competitors. We are the global market leader in hair care with over 20% of the global market share. In skin care, our primary brand is Olay, which is the top facial skin care retail brand in the world. We are also one of the global market leaders in prestige fragrances, primarily behind the Gucci, Hugo Boss and Dolce & Gabbana fragrance brands.

Grooming: This segment consists of blades and razors, face and shave preparation products (such as shaving cream), electric hair removal devices and small household appliances. We hold leadership market share in the manual blades and razors market on a global basis and in almost all of the geographies in which we compete. Our global manual blades and razors market share is approximately 70%, primarily behind the Gillette franchise including Mach3, Fusion and Venus. Our electric hair removal devices and small home appliances are sold under the Braun brand in a number of markets around the world, where we compete against both global and regional competitors. Our primary focus in this area is electric hair removal devices, such as electric razors and epilators, where we hold approximately 30% and 50% of the male and female markets, respectively.

Health and Well-Being

Health Care: We compete in oral care, feminine care, pharmaceuticals and personal health. In oral care, there are several global competitors in the market, and we have the number two market share position with approximately 20% of the global market. We are the global market leader in the feminine care category with over 35% of the global market share. We have approximately 40% of the global bisphosphonates market for the treatment of osteoporosis under the Actonel pharmaceuticals brand. In personal health, we are the market leader in nonprescription heartburn medications and in respiratory treatments with Prilosec OTC and Vicks, respectively.

Snacks and Pet Care: In snacks, we compete against both global and local competitors and have a global market share of approximately 10% in the potato chips market behind our Pringles brand. In pet care, we compete in several markets around the globe in the premium pet care segment, with the Iams and Eukanuba brands. The vast majority of our pet care business is in North America, where we have approximately a 10% share of the market.

Household Care

Fabric Care and Home Care: This segment is comprised of a variety of fabric care products, including laundry cleaning products and fabric conditioners; home care products, including dishwashing liquids and detergents, surface cleaners and air fresheners; and batteries. In fabric care, we generally have the number one or number two share position in the markets in which we compete and are the global market leader, with over 30% of the global market share. Our global home care market share is over 15% across the categories in which we compete. In batteries, we compete primarily behind the Duracell brand and have over 25% of the global general purpose battery market share.

Baby Care and Family Care: In baby care, we compete primarily in diapers, training pants and baby wipes, with approximately 35% of the global market share. We are the number one or number two baby care competitor in most of the key markets in which we compete, primarily behind Pampers, the Company’s largest brand, with annual net sales of approximately $8 billion. Our family care business is predominantly a North American business comprised primarily of the Bounty paper towel and Charmin toilet tissue brands, with U.S. market shares of over 45% and 25%, respectively.

Management’s Discussion and Analysis	The Procter & Gamble Company 33

Fiscal year 2010 changes to Global Business Unit structure

We recently announced a number of changes to our organization structure for the Beauty GBU, which resulted in changes to the components of its segment structure. Effective July 1, 2009, the Beauty GBU will become the Beauty and Grooming GBU and reportable segments under the GBU will move to a new consumer-oriented alignment. The reportable segment formally known as Beauty will become Female Beauty and the Grooming reportable segment will change to Male Grooming. As a result, Female blades and razors will transition from Male Grooming to Female Beauty. In addition, certain male-focused brands and businesses, such as Old Spice and Gillette personal care, will move from Female Beauty to Male Grooming.

These changes will be reflected in our segment reporting beginning in fiscal year 2010, at which time our historical segment reporting will also be restated to reflect the new structure. The GBU and segment discussions in the MD&A and accompanying Consolidated Financial Statements reflect the organizational structure that existed through June 30, 2009.

GLOBAL OPERATIONS

Global Operations is comprised of our Market Development Organization (MDO), which is responsible for developing go-to-market plans at the local level. The MDO includes dedicated retail customer, trade channel and country-specific teams. It is organized along five geographic units: North America, Western Europe, Central & Eastern Europe/Middle East/Africa (CEEMEA), Latin America and Asia, which is comprised of Japan, Greater China and ASEAN/Australia/India/ Korea (AAIK). Throughout MD&A, we reference business results in developing markets, which we define as the aggregate of CEEMEA, Latin America, AAIK and Greater China, and developed markets, which are comprised of North America, Western Europe and Japan.

GLOBAL BUSINESS SERVICES

GBS provides technology, processes and standard data tools to enable the GBUs and the MDO to better understand the business and better serve consumers and customers. The GBS organization is responsible for providing world-class solutions at a low cost and with minimal capital investment.

CORPORATE FUNCTIONS

CF provides the Company-level strategy and portfolio analysis, corporate accounting, treasury, external relations, governance, human resources and legal, as well as other centralized functional support.

Strategic Focus

P&G is focused on strategies that we believe are right for the long-term health of the Company and will increase returns for our shareholders. The Company’s long-term financial targets are:

•	Organic sales growth of 4% to 6%. This is comprised of:

•	3% to 4% of market growth, plus

•	1% to 2% of share growth

•	0% to 1% of mix enhancement and whitespace expansion, plus

•	1% of growth acceleration behind revenue synergies associated with the Gillette acquisition.

•	Operating margin expansion of 50 to 75 basis points.

•	Diluted net earnings per share (EPS) growth of 10%.

•	Free cash flow productivity of 90% or greater (defined as the ratio of operating cash flow less capital expenditures to net earnings).

•	Capital spending at or below 4% of net sales annually.

As a result of the recent global economic downturn, market growth rates have slowed and for 2010 are expected to be below the range that underpins our long-term financial growth targets. We are continuing to monitor market growth and may reassess our long-term targets in the future.

In order to achieve these targets, we will focus on three primary areas:

•

Grow our leading, global brands and core categories. Our portfolio includes 23 brands that generate over $1 billion in annual sales and 20 brands that generate approximately $500 million or more in annual sales. Combined, these 43 brands account for 85% or more of our sales and profits. These brands are platforms for future innovations that will drive sales growth, expand categories for retail customers and differentiate brands in the minds of consumers. Our core categories, Baby Care, Blades and Razors, Fabric Care, Family Care, Feminine Care, Home Care, Oral Care, Prestige Fragrances, Retail Hair Care and Skin Care, have opportunities for continued growth. We will focus on profitable share growth across all of our businesses by leveraging our core strengths in innovation and brand-building.

•

Build business with underserved and unserved consumers. We are increasing our presence in developing markets, where 86% of the world’s population lives. We will increase the amount of sales from these markets by focusing on affordability, accessibility and awareness of our brands. We are extending our distribution systems to reach more consumers through underserved retail channels such as e-commerce and high frequency stores. And, we are creating a broader and deeper product portfolio. Our initiative pipeline has new and improved products that extend and strengthen our category and brand portfolios vertically and horizontally.

34 The Procter & Gamble Company	Management’s Discussion and Analysis

•

Continue to grow and develop faster-growing, structurally attractive businesses with global leadership potential. We are continually optimizing our portfolio of brands and businesses with an emphasis on opportunities in Beauty, Health Care and selective portfolio and geographic acquisitions in Household Care. We will also identify growth opportunities in services, particularly businesses that can be franchised and expanded rapidly.

To achieve our targets, we will also leverage core strengths that create competitive advantages and are critical to winning in the consumer products industry: consumer knowledge, innovation, brand-building, go-to-market capabilities and scale. We are placing particular emphasis on execution, simplification and scale as key improvement areas that will enable P&G to create the greatest value and competitive advantage. Finally, we are strengthening the depth, breadth and quality of leadership at all levels of the Company to make P&G a more demand-driven, real-time, future-focused organization.

SUMMARY OF 2009 RESULTS

•	Net sales decreased 3% to $79.0 billion.

•	Organic sales, which exclude the impacts of acquisitions, divestitures and foreign exchange, increased 2%, which is below our organic sales growth target range.

•	Net earnings increased 11% to $13.4 billion.

•	Net earnings from continuing operations decreased 4% to $11.3 billion primarily due to lower net sales and a higher effective tax rate.

•	Operating margins were consistent with the prior year, as a commodity-driven reduction in gross margins was offset by reduced selling, general and administrative expenses (SG&A).

•	Net earnings from discontinued operations increased $1.9 billion to $2.1 billion due to the impact of the Folgers coffee divestiture.

•	Diluted net earnings per share increased 17% to $4.26.

•	Earnings per share included $0.68 from discontinued operations.

•	Earnings per share from continuing operations increased 1% to $3.58.

•	Earnings per share grew ahead of net earnings due to the impact of share repurchases and the shares tendered in the Folgers coffee transaction.

•	Cash flow from operating activities was $14.9 billion.

•	Free cash flow, which is operating cash flow less capital spending, was $11.7 billion.

•	Free cash flow productivity, which is the ratio of free cash flow to net earnings, was 87% and included a negative 15% impact resulting from the non-cash gain on the Folgers coffee transaction.

FORWARD-LOOKING STATEMENTS

We discuss expectations regarding future performance, events and outcomes, such as our business outlook and objectives, in annual and quarterly reports, press releases and other written and oral communications. All such statements, except for historical and present factual information, are “forward-looking statements,” and are based on financial data and our business plans available only as of the time the statements are made, which may become out-of-date or incomplete. We assume no obligation to update any forward-looking statements as a result of new information, future events or other factors. Forward-looking statements are inherently uncertain and investors must recognize that events could be significantly different from our expectations. For more information on risks that could impact our results, refer to Item 1A Risk Factors in our most recent 10-Q, 10-K and 8-K filings.

Ability to Achieve Business Plans. We are a consumer products company and rely on continued demand for our brands and products. To achieve business goals, we must develop and sell products that appeal to consumers and retail trade customers. Our continued success is dependent on leading-edge innovation with respect to both products and operations and on the continued positive reputations of our brands. This means we must be able to obtain patents and respond to technological advances and patents granted to competition. Our success is also dependent on effective sales, advertising and marketing programs in an increasingly fragmented media environment. Our ability to innovate and execute in these areas will determine the extent to which we are able to grow existing sales and volume profitably, especially with respect to the product categories and geographic markets (including developing markets) in which we have chosen to focus. There are high levels of competitive activity in the environments in which we operate. To address these challenges, we must respond to competitive factors, including pricing, promotional incentives, trade terms and product initiatives. We must manage each of these factors, as well as maintain mutually beneficial relationships with our key customers, in order to effectively compete and achieve our business plans. As a company that manages a portfolio of consumer brands, our ongoing business model involves a certain level of ongoing acquisition and divestiture activities. We must be able to successfully manage the impacts of these activities, while at the same time delivering against base business objectives. Our success will also depend on our ability to maintain key information technology systems.

Cost Pressures. Our costs are subject to fluctuations, particularly due to changes in commodity prices, raw materials, cost of labor, foreign exchange and interest rates. Therefore, our success is dependent, in part, on our continued ability to manage these fluctuations through pricing actions, cost savings projects, sourcing decisions and certain hedging transactions. We also must manage our debt and currency exposure, especially in certain countries, such as Venezuela, China and India. We need to maintain key manufacturing and supply arrangements, including sole supplier and sole manufacturing plant arrangements. We must implement, achieve and sustain cost improvement plans, including our outsourcing projects and those

Management’s Discussion and Analysis	The Procter & Gamble Company 35

related to general overhead and workforce optimization. Successfully managing these changes, including identifying, developing and retaining key employees, is critical to our success.

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

Regulatory Environment. Changes in laws, regulations and the related interpretations may alter the environment in which we do business. This includes changes in environmental, competitive and product-related laws, as well as changes in accounting standards and taxation requirements. Our ability to manage regulatory, tax and legal matters (including product liability, patent, intellectual property, competition law matters and tax policy) and to resolve pending legal matters within current estimates may impact our results.

RESULTS OF OPERATIONS

Net Sales

Net sales decreased 3% in 2009 to $79.0 billion behind a 3% decline in unit volume. Unfavorable foreign exchange reduced net sales by 4% as many foreign currencies weakened versus the U.S. dollar. Price increases, taken across all segments, primarily to offset higher commodity costs and foreign exchange impacts, added 5% to net sales. Negative product mix reduced net sales by 1% mainly due to disproportionate volume declines in our more discretionary categories (primarily Prestige Fragrances, Professional Hair Care and Braun appliances), along with Pharmaceuticals and Personal Health Care, all of which have higher than Company average selling prices. Every reportable segment except Baby Care and Family Care reported volume declines led by mid-single-digit declines in Grooming and Snacks and Pet Care. Volume in both developed and developing regions was below previous year levels. Organic volume, which excludes the impact of acquisitions and divestitures, declined 2%. Organic sales increased 2% behind the net benefit of pricing and mix. The global economic downturn, credit crisis and price increases have contributed to market contractions, trade inventory reductions and share declines in certain businesses, resulting in organic sales below the Company’s long-term financial target range. These impacts were more pronounced in our more discretionary categories and may continue to negatively impact results of operations into fiscal 2010.

Net sales increased 9% in 2008 to $81.7 billion behind 4% unit volume growth, a favorable 5% foreign exchange impact and a positive 1% pricing impact. Favorable foreign exchange resulted primarily from the strengthening of European and other currencies relative to the U.S. dollar. Price increases were taken across a number of our businesses primarily to offset higher commodity costs. Mix had a negative 1% impact on net sales primarily due to disproportionate growth in developing regions, where selling prices are below the Company average. Each reportable segment posted year-on-year volume growth, with mid-single-digit growth in Fabric Care and Home Care, Baby Care and Family Care, Grooming and Health Care and low single-digit growth in Beauty and Snacks and Pet Care. Each geographic region posted year-on-year volume growth except Western Europe, which was down low single digits due to the impact of divestitures. Volume grew primarily behind initiative activity on key brands and continued double-digit growth in developing regions. Organic sales increased 5% behind organic volume growth of 5%. Each reportable segment posted year-on-year organic sales and organic volume growth.

36 The Procter & Gamble Company	Management’s Discussion and Analysis

Operating Costs

Comparisons as a percentage of net sales; Years ended June 30	2009	Basis Point Change	2008	Basis Point Change	2007
Gross margin	50.8%	(80)	51.6%	(70)	52.3%
Selling, general and administrative	30.4%	(80)	31.2%	(110)	32.3%
Operating margin	20.4%	0	20.4%	40	20.0%
Earnings from continuing operations before income taxes	19.4%	30	19.1%	0	19.1%
Net earnings from continuing operations	14.3%	(10)	14.4%	100	13.4%

Gross margin declined 80 basis points to 50.8% of net sales in 2009. Higher commodity and energy costs, partially offset by savings projects on raw and packing materials, negatively impacted gross margin by about 250 basis points. Unfavorable foreign exchange and incremental restructuring charges also negatively impacted gross margin. These impacts were partially offset by price increases and manufacturing and logistics cost savings.

Gross margin was down 70 basis points in 2008 to 51.6% of net sales. Commodity and energy cost increases had a negative impact on gross margin of about 200 basis points. These were largely offset by the benefits of scale leverage from volume growth and cost savings projects resulting from manufacturing efficiency improvements and product reformulations.

Total selling, general and administrative expenses (SG&A) decreased 6% to $24.0 billion in 2009 driven primarily by foreign currency impacts and cost reduction efforts. SG&A as a percentage of net sales was down 80 basis points due to lower marketing expenses and the impact of foreign currency transaction gains on working capital balances caused by strengthening of the U.S. dollar. Marketing expenses were down as a percentage of net sales for the total Company and for each reportable segment mainly due to media rate reductions, foreign exchange and reductions in the amount of media purchased primarily in the fourth fiscal quarter. Overhead spending as a percentage of net sales was up 10 basis points versus the prior year as productivity improvements were mostly offset by the negative impacts of sales deleverage and incremental restructuring charges.

SG&A increased 6% to $25.6 billion in 2008 driven by higher overhead and marketing spending to support business growth. SG&A as a percentage of net sales was down 110 basis points. Overhead spending was down as a percentage of net sales for the total Company and for each reportable segment primarily due to volume scale leverage, a focus on overhead productivity and incremental synergy savings from the Gillette acquisition. Marketing spending as a percentage of net sales was in line with previous year levels.

We fund a number of restructuring-type activities primarily related to manufacturing and workforce optimization efforts to maintain a competitive cost structure. We have incurred annual charges of approximately $400 million after tax in recent years. In 2009, we implemented additional restructuring-type activities in order to offset the dilution caused by the disposition of our Coffee business. These incremental charges, which impacted both gross margin and SG&A as a percentage of net sales, reduced operating margin by about 50 basis points in 2009.

Non-Operating Items

Non-operating items primarily include interest expense, divestiture gains and interest and investment income. Interest expense decreased 7% in 2009 to $1.4 billion primarily driven by a reduction in U.S. dollar interest rates partially offset by a higher debt level primarily to fund the Company’s previously announced share repurchase program. In July 2007, the Company announced plans to repurchase $24 – 30 billion of P&G stock over a three-year period. In 2008, interest expense increased 13% to $1.5 billion driven by a higher interest rate on our long-term borrowings and a higher debt level to fund the Company’s previously announced share repurchase program.

Other non-operating income increased $98 million in 2009 mainly due to higher divestiture gains from the current year sales of Thermacare, Noxzema, Infusium and other minor brands. In 2008, other non-operating income decreased $103 million versus the prior year primarily due to lower interest income resulting from lower interest rates and cash balances. Divestiture gains in 2008 were in line with previous year levels and included the sale of the Western European tissue and Japanese adult incontinence businesses as well as other minor brands.

The effective tax rate from continuing operations in 2009 was up 180 basis points to 26.3% primarily due to a lower level of net favorable adjustments to reserves for previously existing uncertain tax positions and the utilization of tax credits, partially offset by unfavorable geographic mix of earnings across all reporting segments resulting from a weakening of key foreign currencies versus the U.S. dollar. During

Management’s Discussion and Analysis	The Procter & Gamble Company 37

the current year, net adjustments to reserves for uncertain tax positions benefitted the effective tax rate by 120 basis points, versus a benefit of 320 basis points in 2008. The effective tax rate from continuing operations declined from 29.5% in 2007 to 24.5% in 2008. Approximately 300 basis points of the decline was due to the tax reserve adjustments for previously existing uncertain tax positions. The balance of the decline in 2008 was primarily driven by a more favorable geographic mix of earnings and a reduction in the German statutory tax rate, which reduced our deferred tax liabilities related to acquired intangible assets.

Net Earnings

Net earnings from continuing operations decreased 4% to $11.3 billion in 2009 mainly due to lower net sales and a higher effective tax rate. Operating margin was consistent with the prior year as lower SG&A as a percentage of net sales offset a commodity-driven decline in gross margin. Net earnings from continuing operations in 2008 increased 17% to $11.8 billion behind sales growth, a 40-basis point improvement in operating margin and a lower tax rate. Operating margin increased in 2008 due to lower SG&A as a percentage of net sales, which more than offset lower gross margin.

Net earnings from discontinued operations increased $1.9 billion in 2009 primarily due to a $2.0 billion after tax gain on the sale of the Coffee business in November 2008. This was partially offset by the loss of earnings contribution from the Coffee business. Net earnings from discontinued operations were $277 million in both 2008 and 2007.

Diluted net earnings per share in 2009 increased 17% to $4.26. The increase was due mainly to the gain on the sale of our Coffee business, partially offset by lower net earnings from continuing operations and the loss of earnings contribution from the Coffee business. Diluted net earnings per share from continuing operations in 2009 increased 1% to $3.58, while diluted net earnings per share from discontinued operations was $0.68, comprised primarily of the gain on the sale of the Coffee business. Diluted net earnings per share growth exceeded net earnings due to fewer shares outstanding as a result of share repurchase activity and shares tendered in the Folgers coffee transaction. Treasury shares in the amount of $6.4 billion were repurchased in 2009, nearly all of which were made under our publicly announced share repurchase program.

Diluted net earnings per share in 2008 were up 20% versus the prior year to $3.64 per share, comprised of $3.56 per share from continuing operations and $0.08 per share from discontinued operations. Diluted net earnings per share growth exceeded net earnings growth due to share repurchase activity. Treasury shares in the amount of $10.0 billion were repurchased in 2008, nearly all of which were made under our publicly announced share repurchase program. Gillette was modestly accretive to earnings per share results in 2008, compared to dilution of approximately $0.10 – $0.12 per share in 2007. The elimination of Gillette dilution on earnings per share drove approximately 4 percentage points of earnings per share growth in 2008.

SEGMENT RESULTS

Results for the segments reflect information on the same basis we use for internal management reporting and performance evaluation. Within the Beauty GBU, we provide data for the Beauty and the Grooming reportable segments. In the Health and Well-Being GBU, we provide data for the Health Care and the Snacks and Pet Care reportable segments. In the Household Care GBU, we provide data for the Fabric Care and Home Care and the Baby Care and Family Care reportable segments. All references to net earnings throughout the discussion of segment results refer to net earnings from continuing operations.

The results of these reportable business segments do not include certain non-business unit specific costs such as interest expense, investing activities and certain restructuring costs. These costs are reported in our Corporate segment and are included as part of our Corporate segment discussion. Additionally, as described in Note 11 to the Consolidated Financial Statements, we have investments in certain companies over which we exert significant influence, but do not control the financial and operating decisions and, therefore, do not consolidate them for U.S. GAAP purposes (“unconsolidated entities”). Given that certain of these investments are managed as integral parts of the Company’s business units, they are accounted for as if they were consolidated subsidiaries for management and segment reporting purposes. This means pretax earnings in the business units include 100% of each pretax income statement component. In determining after-tax earnings in the business units, we eliminate the share of earnings applicable to other ownership interests, in a manner similar to minority interest, and apply the statutory tax rates. Eliminations to adjust each line item to U.S. GAAP are included in our Corporate segment.

38 The Procter & Gamble Company	Management’s Discussion and Analysis

Net Sales Change Drivers vs. Year Ago (2009 vs. 2008)	Volume with Acquisitions & Divestitures	Volume Excluding Acquisitions & Divestitures	Foreign Exchange	Price	Mix/Other	Net Sales Growth
BEAUTY
Beauty	-2%	-1%	-4%	2%	0%	-4%
Grooming	-6%	-5%	-6%	5%	-2%	-9%
HEALTH AND WELL-BEING
Health Care	-4%	-3%	-5%	4%	-2%	-7%
Snacks and Pet Care	-6%	-6%	-4%	9%	-2%	-3%
HOUSEHOLD CARE
Fabric Care and Home Care	-3%	-3%	-5%	6%	0%	-2%
Baby Care and Family Care	1%	2%	-4%	5%	-1%	1%

TOTAL COMPANY	-3%	-2%	-4%	5%	-1%	-3%

Sales percentage changes are approximations based on quantitative formulas that are consistently applied.

Beauty

BEAUTY

($ millions)	2009	Change vs. Prior Year	2008	Change vs. Prior Year
Volume	n/a	-2%	n/a	+2%
Net sales	$18,789	-4%	$19,515	+9%
Net earnings	$2,531	-7%	$2,730	+5%

Beauty net sales decreased 4% in 2009 to $18.8 billion on a 2% decline in unit volume. Price increases to offset higher commodity costs added 2% to net sales. Unfavorable foreign exchange reduced net sales by 4%. Organic sales increased 1% versus the prior year behind price increases, partially offset by a 1% decline in organic volume. Volume in developed regions declined mid-single digits, while volume in developing regions grew low single digits. Retail Hair Care volume grew low single digits behind growth of Pantene, Head & Shoulders and Rejoice. Prestige Fragrances volume declined high single digits and Professional Hair Care volume declined mid-single digits mainly due to market contractions and trade inventory reductions. Volume in Skin Care declined mid-single digits primarily due to competitive activity affecting shipments of Olay and the divestiture of Noxzema. Personal Cleansing volume was down high single digits behind trade inventory reductions, market contractions and divestiture activity. Our market shares in key categories within Beauty were generally consistent with the prior year.

Net earnings decreased 7% in 2009 to $2.5 billion mainly due to lower net sales and reduced net earnings margin. Net earnings margin contracted 50 basis points due to reduced gross margin and a higher effective tax rate, partially offset by reduced SG&A as a percentage of net sales. Gross margin declined due to higher commodity costs, which were only partially offset by price increases and manufacturing cost savings. SG&A was down due to lower marketing spending as a percentage of net sales.

Beauty net sales increased 9% in 2008 to $19.5 billion behind 2% volume growth and 6% of favorable foreign exchange. Favorable product mix had a positive 1% impact on net sales primarily due to stronger growth in Skin Care and Prestige Fragrances, which have higher than segment average unit selling prices. This more than offset the impact of disproportionate growth in developing regions, which have lower selling prices than the segment average. Skin Care volume was up mid-single digits driven by growth of Olay behind the Definity and Regenerist initiatives. Our global skin care market share was up slightly, driven primarily by about a 1 point increase in our U.S. market share. Prestige Fragrances volume was up low single digits and organic volume was up high single digits behind new product launches on Dolce & Gabbana and Hugo Boss. Retail Hair Care volume was up mid-single digits, led by high single-digit growth in developing markets. Retail Hair Care volume in developed regions was flat as a double-digit volume increase of Head & Shoulders was offset by a double-digit volume decline of Pantene in North America. Professional Hair Care volume declined mid-single digits as growth from color was more than offset by declines in care and styling. Overall, global hair care market share was in line with the prior year level. Net earnings in Beauty increased 5% to $2.7 billion in 2008 as the impact of higher net sales was partially offset by a lower net earnings margin. Net earnings margin was down 60 basis points as lower gross margin and the impact of base period divestiture gains on minor brands more than offset the benefit of a lower tax rate due to geographic mix. Gross margin was down due to higher commodity costs, which more than offset the benefit of increased volume scale leverage and manufacturing cost savings projects. SG&A increased slightly as higher marketing spending as a percentage of net sales was partially offset by lower overhead spending as a percentage of net sales.

Management’s Discussion and Analysis	The Procter & Gamble Company 39

GROOMING

($ millions)	2009	Change vs. Prior Year	2008	Change vs. Prior Year
Volume	n/a	-6%	n/a	+5%
Net sales	$7,543	-9%	$8,254	+11%
Net earnings	$1,492	-11%	$1,679	+21%

Grooming net sales declined 9% in 2009 to $7.5 billion on a 6% decline in unit volume. Unfavorable foreign exchange reduced net sales by 6%. Product mix had a negative 2% impact on net sales as favorable product mix from growth of the premium-priced Gillette Fusion brand was more than offset by a disproportionate decline of Braun, both of which have higher than segment average selling prices. Price increases, taken across most product lines and in part to offset foreign exchange impacts in developing regions, added 5% to net sales. Organic sales were down 2% versus the prior year on a 5% decline in organic volume, mainly due to the sharp decline of the Braun business. Volume in developed regions declined high single digits and volume in developing regions declined mid-single digits. Blades and Razors volume declined low single digits primarily driven by market contractions in developed regions and trade inventory reductions. Growth of Gillette Fusion and Venus was more than offset by declines in legacy shaving systems. Global value share of blades and razors was up less than half a point versus the prior year. Volume in Braun was down double digits due to market contractions, trade inventory reductions and the exits of the U.S. home appliance and Tassimo coffee appliance businesses. Global value share of the female dry shaving market was up more than a point, while global value share of the male dry shaving market was down less than half a point.

Net earnings were down 11% in 2009 to $1.5 billion primarily on the decline in net sales and a 60-basis point reduction in net earnings margin. Net earnings margin was down due to a higher effective tax rate and reduced gross margin, partially offset by lower SG&A as a percentage of net sales. Gross margin declined due to unfavorable product mix resulting from disproportionate growth of disposable razors, higher commodity costs and volume scale deleverage which were partially offset by price increases and manufacturing cost savings. SG&A as a percentage of net sales was down due to lower overhead and marketing spending. The economic downturn in fiscal 2009 has resulted in a disproportionate decline in the Braun business particularly in developing geographies, given the more discretionary nature of home and personal grooming appliance purchases. We believe the Braun business will return to sales and earnings growth rates consistent with our long-term business plans. Failure to achieve these business plans or a further deterioration of the macroeconomic conditions could result in an impairment of the Braun business goodwill and intangibles recorded in 2005 as part of the Gillette acquisition.

Grooming net sales increased 11% to $8.3 billion in 2008. Net sales were up behind 5% volume growth, a 7% favorable foreign exchange impact and a 2% positive pricing impact driven by price increases on premium shaving systems. Product mix had a negative 3% impact on net sales as positive product mix from growth on the premium-priced Gillette Fusion brand was more than offset by the impact of disproportionate growth in developing regions, where selling prices are below the segment average. Blades and Razors volume increased high single digits behind double-digit growth in developing regions driven primarily by Gillette Fusion expansion and the Prestobarba3 launch. In developed regions, Blades and Razors volume was down low single digits as double-digit growth on Fusion was more than offset by lower shipments of legacy shaving systems. Gillette Fusion delivered more than $1 billion in net sales for 2008. Braun volume was down mid-single digits primarily due to supply constraints at a contract manufacturer, the announced exits of certain appliance businesses and the divestiture of the thermometer and blood pressure devices business. Net earnings in Grooming were up 21% in 2008 to $1.7 billion behind net sales growth and a 170-basis point earnings margin expansion. Earnings margin improved behind lower SG&A as a percentage of net sales, partially offset by a reduction in gross margin. Gross margin declined due to higher costs incurred at a contract manufacturer on the Braun home appliance business, which more than offset benefits from higher pricing and volume scale leverage. SG&A as a percentage of net sales was down primarily due to lower overhead spending driven largely by synergies from the integration of Gillette into P&G’s infrastructure.

Health and Well-Being

HEALTH CARE

($ millions)	2009	Change vs. Prior Year	2008	Change vs. Prior Year
Volume	n/a	-4%	n/a	+4%
Net sales	$13,623	-7%	$14,578	+9%
Net earnings	$2,435	-3%	$2,506	+12%

Health Care net sales were down 7% to $13.6 billion in 2009 on a 4% decline in unit volume. The divestitures of Thermacare and other minor brands resulted in 1% of the unit volume decline. Unfavorable foreign exchange reduced net sales by 5%. Negative product mix from disproportionately higher volume declines of Personal Health Care and Pharmaceuticals, which have higher than segment average selling prices, reduced net sales by 2%. These negative impacts were partially offset by positive pricing impacts of 4%. Organic sales were down 1% versus fiscal 2008. Volume declined mid-single digits in developed regions and low single digits in developing regions. Personal Health Care volume was down double digits due to the loss of marketplace exclusivity of Prilosec in North America, the impact of a mild cold and flu season on Vicks and the divestiture of Thermacare. All-outlet value share of the U.S. personal health care market has declined over 2 points, including a double-digit share decline of Prilosec OTC. Pharmaceuticals volume decreased high single digits mainly due to minor brand divestitures and the impact of generic competition to our Actonel brand in the osteoporosis category. The impact from the loss of Prilosec exclusivity and from generic competition to the Actonel brand are expected to continue. Oral Care volume declined low single digits behind trade inventory reductions and market contractions in North America and CEEMEA. Our global market share of oral care was in line with the prior year. Feminine Care volume was down low single digits mainly due to trade inventory reductions and market contractions in North America and CEEMEA. Our global feminine care market share was down half a point versus the prior year.

40 The Procter & Gamble Company	Management’s Discussion and Analysis

Net earnings declined 3% to $2.4 billion in 2009 mainly due to lower net sales. Net earnings margin was up 70 basis points due primarily to lower SG&A as a percentage of net sales and higher current period divestiture gains, partially offset by a lower gross margin. The decline in gross margin was driven by higher commodity costs, which were partially offset by price increases and manufacturing cost savings. SG&A as a percentage of net sales was down behind reductions in both marketing and overhead spending as a percentage of net sales.

Health Care net sales increased 9% in 2008 to $14.6 billion behind a 4% increase in unit volume. Foreign exchange had a positive 5% impact on net sales and price increases added 1% to net sales. Disproportionate growth in developing regions, which have selling prices below the segment average, resulted in a negative 1% mix impact. Feminine Care volume increased mid-single digits and organic volume was up high single digits behind double-digit growth on Naturella and high single-digit growth on Always, which more than offset a low single-digit decline on Tampax. Our global feminine care market share increased slightly in 2008. Oral Care volume was up mid-single digits behind initiative-driven growth on Oral-B toothbrushes and Crest. Volume in Pharmaceuticals and Personal Health was up low single digits as the impact of adding the Swiss Precision Diagnostics business was largely offset by lower shipments of Actonel, Prilosec OTC and PuR. The PuR decline was from adjustments to a Whirlpool® water filters licensing agreement. Prilosec OTC volume began to decline in the third fiscal quarter of 2008 due to the loss of marketplace exclusivity and the entry of competing products into the market. This is expected to continue and to have an adverse effect on the results of the Health Care segment in future periods. Net earnings in Health Care were up 12% in 2008 to $2.5 billion due to higher net sales and a 50-basis point improvement in net earnings margin. Net earnings margin increased as reduced SG&A as a percentage of net sales more than offset lower gross margin. Gross margin was down due to higher commodity costs and a less profitable mix driven primarily by disproportionate growth in developing regions and lower shipments of Prilosec OTC, which more than offset the benefit of increased volume scale leverage and manufacturing cost savings. SG&A improved primarily behind lower overhead spending as a percentage of net sales due to a focus on productivity improvement and Gillette synergy benefits.

SNACKS AND PET CARE

($ millions)	2009	Change vs. Prior Year	2008	Change vs. Prior Year
Volume	n/a	-6%	n/a	+3%
Net sales	$3,114	-3%	$3,204	+7%
Net earnings	$234	-10%	$261	+7%

Snacks and Pet Care net sales decreased 3% to $3.1 billion in 2009 on a 6% decline in unit volume. Price increases to offset higher commodity costs added 9% to net sales. Product mix reduced net sales by 2% due to lower shipments of Eukanuba and premium snack products, which have higher than segment average selling prices. Unfavorable foreign exchange reduced net sales by 4%. Organic sales increased 1%. Snacks volume decreased high single digits due to lower merchandising support and trade inventory levels, a high base period, which included the Rice Infusion, Extreme Flavors and Stix product launches and market share declines following price increases. Our global snacks market share declined about 1 point versus the prior year. Volume in Pet Care declined mid-single digits mainly due to declines in premium nutrition business following multiple price increases.

Net earnings in 2009 were down 10% to $234 million on lower net sales and a 60-basis point reduction in net earnings margin. A reduction in gross margin and a higher effective tax rate each reduced net earnings margin. These impacts were partially offset by lower SG&A as a percentage of net sales. Gross margin declined due to higher commodity costs, partially offset by higher selling prices and manufacturing cost savings. SG&A as a percentage of net sales declined due to reductions in both marketing and overhead spending.

Snacks and Pet Care net sales increased 7% to $3.2 billion in 2008. Net sales grew behind a 3% volume increase, a positive 1% price impact resulting from price increases in Pet Care and a 4% favorable foreign exchange impact. Product mix had a negative 1% impact on net sales from an increase in Snacks volume, which has lower selling prices than the segment average. Snacks volume was up high single digits behind the launch of Rice Infusion in Western Europe and Extreme Flavors and Pringles Stix in North America. In Pet Care, volume was down low single digits due to negative impacts from the voluntary wet pet food recall in the U.S. in March 2007 that contributed to approximately a 1% decline in our U.S. market share. Net earnings in Snacks and Pet Care were up 7% to $261 million in 2008 due to sales growth. Operating margin was consistent with the prior year as lower gross margin was offset by improved SG&A as a percentage of net sales. Gross margin was down as higher commodity costs across the segment more than offset price increases, base period pet food recall impacts and manufacturing cost savings. SG&A decreased as a percentage of net sales due to reductions in both overhead and marketing spending as a percentage of net sales.

Household Care

FABRIC CARE AND HOME CARE

($ millions)	2009	Change vs. Prior Year	2008	Change vs. Prior Year
Volume	n/a	-3%	n/a	+6%
Net sales	$23,186	-2%	$23,714	+11%
Net earnings	$3,032	-11%	$3,411	+9%

Fabric Care and Home Care net sales were down 2% in 2009 to $23.2 billion on a 3% decline in unit volume. Price increases, taken primarily to offset higher commodity costs, added 6% to net sales, while unfavorable foreign exchange reduced net sales by 5%. Organic sales increased 3%. Fabric Care, Home Care and Batteries unit volume were each down in both developed and developing regions. Volume in Fabric Care declined low single digits due to trade inventory reductions and net market share declines following price increases. Lower shipments of premium-priced Tide and Ariel were only partially offset by growth of Gain and Downy. Global value share of the fabric care market was down less than half a point behind

Management’s Discussion and Analysis	The Procter & Gamble Company 41

declines in U.S. all-outlet shares of Tide and Downy, partially offset by share growth of Gain. Home Care volume was down low single digits due to market contractions and trade inventory reductions. Batteries volume declined high single digits due to market contractions, trade inventory reductions and competitive activity, which drove a 1-point market share decline of general purpose batteries.

Net earnings declined 11% to $3.0 billion primarily due to reduced net earnings margin and lower net sales. Net earnings margin contracted 130 basis points behind lower operating margin. Operating margin was down primarily due to a commodity-driven decline in gross margin, which was partially offset by price increases and manufacturing cost savings. Lower marketing spending as a percentage of net sales was largely offset by higher overhead spending as a percentage of net sales.

Fabric Care and Home Care net sales in 2008 increased 11% to $23.7 billion. Volume was up 6%, price increases added 1% and favorable foreign exchange added 5% to net sales growth. This was partially offset by a negative 1% mix impact primarily from disproportionate growth in developing regions and a shift toward larger sizes in fabric care, both of which have selling prices below the segment average. Fabric Care volume increased mid-single digits behind high single-digit growth in developing regions and mid-single-digit growth in developed regions. Growth was driven by the liquid laundry detergent compaction launch in North America and initiative activity on Tide, Gain, Ariel and Downy. Home Care volume was up mid-single digits due to double-digit growth in developing regions and high-teens growth on Febreze from the launch of Febreze Candles. Batteries volume was up mid-single digits behind double-digit growth in developing regions and mid-single-digit growth in developed regions. Net earnings in Fabric Care and Home Care increased 9% to $3.4 billion in 2008 primarily behind higher net sales. Net earnings margin was down 20 basis points primarily due to lower gross margin, partially offset by a reduction in SG&A as a percentage of net sales. Gross margin was down due to higher commodity costs, which more than offset benefits from pricing, increased volume scale leverage and manufacturing cost savings projects. SG&A improved as a percentage of net sales due to lower overhead spending as a percentage of net sales resulting from a focus on overhead productivity improvements.

BABY CARE AND FAMILY CARE

($ millions)	2009	Change vs. Prior Year	2008	Change vs. Prior Year
Volume	n/a	+1%	n/a	+4%
Net sales	$14,103	+1%	$13,898	+9%
Net earnings	$1,770	+2%	$1,728	+20%

Baby Care and Family Care net sales increased 1% to $14.1 billion in 2009 on 1% volume growth. Pricing to help recover higher commodity and energy costs contributed 5% to net sales growth. Unfavorable foreign exchange reduced net sales by 4%. Negative product mix from higher shipments of mid-tier brands, which have lower than segment average selling prices, reduced net sales by 1%. Organic sales were up 7% on a 2% increase in organic volume. Volume growth was driven by low single-digit growth in developing regions, while volume in developed regions was in line with the prior year. Baby Care volume increased low single digits due to growth of Pampers primarily in developing regions and double-digit growth of Luvs in North America. Our global market share of baby care was up nearly half a point. Family Care volume was down low single digits due to the Western European family care divestiture. Organic volume for Family Care was up low single digits behind double-digit growth of Charmin Basic and Bounty Basic. U.S. market share on Bounty was up nearly 1 point, while Charmin market share remained consistent with the prior year.

Net earnings were up 2% versus the prior year to $1.8 billion due to net sales growth and higher net earnings margin. Net earnings margin increased 10 basis points as higher gross margin was partially offset by an increase in SG&A as a percentage of net sales and a higher effective tax rate. Gross margin improved due to the impact of price increases, manufacturing cost savings and more positive product mix following the Western European family care divestiture, which more than offset higher commodity and energy costs. SG&A as a percentage of net sales increased due to the higher current period overhead spending and base period reimbursements for services related to the Western European family care divestiture, partially offset by lower marketing spending.

Baby Care and Family Care net sales increased 9% in 2008 to $13.9 billion. Volume was up 4%, including the impact of the Western European family care divestiture. Price increases contributed 1% to net sales and foreign exchange had a positive 4% impact on net sales. Organic volume and organic sales, which exclude the impacts of the Western European family care divestiture and foreign exchange, both grew 8%. Organic volume growth was balanced across the segment with high single-digit growth in both Baby Care and Family Care. Baby Care volume in developed regions was up mid-single digits behind growth on the Pampers Baby Stages of Development and on the Baby Dry Caterpillar Flex initiative. In developing regions, Baby Care volume was up double digits behind continued growth on Pampers. Family Care volume was down low single digits due to the divestiture of the Western European family care business but was up high single digits on an organic basis behind the Bounty and Charmin product restages. U.S. market share on both Bounty and Charmin was up over 1 point. Net earnings in Baby Care and Family Care were up 20% to $1.7 billion in 2008 behind higher net sales and earnings margin expansion. Net earnings margin improved 110 basis points primarily behind higher gross margin and lower SG&A as a percentage of net sales. Gross margin was up due to a more profitable product mix following the Western Europe family care divestiture, the benefit of increased volume scale leverage, pricing and manufacturing cost savings projects, which more than offset higher commodity and energy costs. SG&A improved as a percentage of net sales due to lower overhead spending as a percentage of net sales, partially offset by higher marketing expenses as a percentage of net sales.

42 The Procter & Gamble Company	Management’s Discussion and Analysis

Corporate

Corporate includes certain operating and non-operating activities not allocated to specific business units. These include: the incidental businesses managed at the corporate level; financing and investing activities; other general corporate items; the historical results of certain divested brands and categories; and certain restructuring-type activities to maintain a competitive cost structure, including manufacturing and workforce optimization. Corporate also includes reconciling items to adjust the accounting policies used in the segments to U.S. GAAP. The most significant reconciling items include income taxes (to adjust from statutory rates that are reflected in the segments to the overall Company effective tax rate), adjustments for unconsolidated entities (to eliminate sales, cost of products sold and SG&A for entities that are consolidated in the segments but accounted for using the equity method for U.S. GAAP) and minority interest adjustments for subsidiaries where we do not have 100% ownership. Since certain unconsolidated entities and less than 100%-owned subsidiaries are managed as integral parts of the Company, they are accounted for similar to a wholly owned subsidiary for management and segment purposes. This means our segment results recognize 100% of each income statement component through before-tax earnings in the segments, with eliminations for unconsolidated entities in Corporate. In determining segment after-tax net earnings, we apply the statutory tax rates (with adjustments to arrive at the Company’s effective tax rate in Corporate) and eliminate the share of earnings applicable to other ownership interests, in a manner similar to minority interest.

Corporate net sales primarily reflect the adjustment to eliminate the sales of unconsolidated entities included in business segment results. Accordingly, Corporate net sales is generally a negative balance. Negative net sales in Corporate declined $86 million in 2009 primarily driven by lower adjustments to eliminate these sales. These adjustments decreased due to lower net sales of existing unconsolidated entities. Net expenses from continuing operations decreased $316 million to $201 million. The decrease was primarily due to corporate hedging impacts, lower interest expense and higher current period divestiture gains, partially offset by higher restructuring spending. These items are discussed in more detail in the Results of Operations section.

In 2008, negative net sales increased $474 million in Corporate primarily driven by higher adjustments to eliminate the impact of joint venture net sales for unconsolidated entities. These adjustments increased due to sales growth of existing unconsolidated entities and the addition of the Swiss Precision Diagnostics business. Net expenses in Corporate decreased $450 million in 2008. The decrease was driven primarily by a lower tax rate resulting from the net benefits of adjustments to reserves for uncertain tax positions.

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

Operating Activities

Operating cash flow was $14.9 billion in 2009, a decrease of 1% versus the prior year total of $15.0 billion. Operating cash flow resulted primarily from net earnings adjusted for non-cash items (depreciation and amortization, stock-based compensation, deferred income taxes and gain on the sale of businesses). The combination of net earnings and non-cash items provided $15.3 billion of operating cash as compared to $16.7 billion in the prior year. The decrease in operating cash flow versus 2008 was primarily due to a decline in net earnings from continuing operations. A net decrease in working capital also added to cash flow in the current year as lower accounts receivable and inventory balances were partially offset by a decline in accounts payable. The decrease in working capital was primarily due to the impact of lower net sales and our ability to adequately adjust production to better meet unit volume requirements. Accounts receivable days declined primarily due to improved collection efforts. Inventory and accounts payable days declined due in part to the optimization of our manufacturing process and inventory levels and a moderation of commodity costs late in the year. Other operating assets and liabilities reduced cash flow primarily due to changes in postretirement benefit plans. Cash flow from discontinued operations contributed $124 million to operating cash flow.

In 2008, operating cash flow increased 12% over the prior year to $15.0 billion. Both operating cash flow and the increase in operating cash flow over the prior year resulted primarily from higher net earnings and non-cash charges (depreciation and amortization, stock-based compensation, deferred income taxes and gain on the sale of businesses). Working capital balances increased primarily to support business growth resulting in a net use of cash. Cash flow from discontinued operations contributed $263 million to operating cash flow.

Free Cash Flow. We view free cash flow as an important measure because it is one factor impacting the amount of cash available for dividends and discretionary investment. It is defined as operating cash flow less capital expenditures and is one of the measures used to evaluate senior management and determine their at-risk compensation. Free cash flow was $11.7 billion in 2009, compared to $12.0 billion in 2008. Free cash flow decreased as a result of higher capital spending and lower operating cash flow. Free cash flow productivity, defined as the ratio of free cash flow to net earnings, was 87% in 2009. This is

Management’s Discussion and Analysis	The Procter & Gamble Company 43

below our 90% target primarily due to the gain on the Folgers coffee transaction which lowered productivity by approximately 15% because the gain is included in net earnings but had no impact on operating cash flow.

In 2008, free cash flow was $12.0 billion, compared to $10.5 billion in 2007. Free cash flow increased primarily as a result of higher operating cash flow. Capital expenditures were $3.0 billion and 3.7% of net sales. Free cash flow productivity was 99% in 2008, ahead of our 90% target.

Investing Activities

Net investing activities used $2.4 billion of cash in 2009 and $2.5 billion in 2008 mainly due to capital spending.

Capital Spending. We view capital spending efficiency as a critical component of our overall cash management strategy. Capital expenditures in 2009 were $3.2 billion, compared to $3.0 billion in 2008. Capital spending as a percentage of net sales was 4.1% in 2009, compared to 3.7% in 2008, as we continued to make investments to support capacity, innovation and cost savings. Capital spending for our discontinued Coffee business was $3 million and $30 million in 2009 and 2008, respectively.

Acquisitions. Acquisitions used $368 million of cash in 2009 primarily for the acquisition of Nioxin, a leader in the scalp care professional hair care market, which was incorporated into Beauty. In 2008, acquisitions used $381 million of cash primarily for the acquisition of Frederic Fekkai, a premium hair care brand, in Beauty.

Proceeds from Asset Sales. Proceeds from asset sales were $1.1 billion in 2009 mainly due to the sale of our Coffee business and the Thermacare brand. Of these proceeds, $350 million related to debt issued in connection with the Folgers coffee transaction. The underlying debt obligation was transferred to The J.M. Smucker Company pursuant to the transaction. No cash was received from Smucker in the exchange transaction. During 2009, we also divested our Thermacare brand and a number of other minor brands. In 2008, proceeds from asset sales were $928 million primarily behind the sale of our Western Europe family care business as well as several minor Beauty and Health Care divestitures.

Financing Activities

Dividend Payments. Our first discretionary use of cash is dividend payments. Dividends per common share increased 13% to $1.64 per share in 2009. Total dividend payments to both common and preferred shareholders were $5.0 billion, $4.7 billion and $4.2 billion in 2009, 2008 and 2007, respectively. In April 2009, the Board of Directors declared an increase in our quarterly dividend from $0.40 to $0.44 per share on Common Stock and Series A and B ESOP Convertible Class A Preferred Stock.

Long-Term and Short-Term Debt. We maintain debt levels we consider appropriate after evaluating a number of factors, including cash flow expectations, cash requirements for ongoing operations, investment and financing plans (including acquisitions and share repurchase activities) and the overall cost of capital. Total debt was $37.0 billion in 2009, $36.7 billion in 2008 and $35.4 billion in 2007. Debt increased in 2009 and 2008 primarily to fund our share repurchase plan discussed below.

Treasury Purchases. In 2007, we began to acquire $24 – 30 billion of our outstanding shares under a publicly announced three-year share repurchase plan. To date, we have acquired $16.3 billion of shares under this repurchase plan. Total share repurchases were $6.4 billion in 2009 and $10.0 billion in 2008, nearly all of which were made under our publicly announced share repurchase plan. Total share repurchases under the publicly announced plan may be below the announced range due to lower earnings growth in fiscal 2009 and 2010 versus expectations at the time the plan was publicly announced.

In November 2008, we completed the divestiture of our Folgers coffee subsidiary. In connection with this divestiture, 38.7 million shares of P&G common stock were tendered by shareholders and exchanged for all shares of Folgers common stock, resulting in an increase of treasury stock of $2.5 billion.

Liquidity

Our current liabilities exceeded current assets by $9.0 billion, driven by our short-term debt position. We utilize short- and long-term debt to fund discretionary items such as acquisitions and share repurchases. We anticipate being able to support our short-term liquidity and operating needs largely through cash generated from operations. We have strong short- and long-term debt ratings which despite the current credit crisis have enabled and should continue to enable us to refinance our debt as it becomes due at favorable rates in commercial paper and bond markets. In addition, we have agreements with a diverse group of financial institutions that, if needed, should provide sufficient credit funding to meet short-term financing requirements.

44 The Procter & Gamble Company	Management’s Discussion and Analysis

Our short-term credit ratings from Moody’s and Standard & Poor’s (S&P) are P-1 and A-1+, respectively. Our Moody’s and S&P long-term credit ratings are Aa3 with a negative outlook and AA- with a stable outlook, respectively.

We maintain three bank credit facilities: a $6 billion 5-year facility expiring in August 2012, a $3 billion 5-year facility expiring in August 2012 and a $1.8 billion 364-day facility expiring in June 2010. The credit facilities are in place to support our ongoing commercial paper program. The two 5-year facilities can be extended for certain periods of time as specified in, and in accordance with, the terms of each of these credit agreements. We anticipate that these facilities will remain largely undrawn for the foreseeable future. These credit facilities do not have cross-default or ratings triggers, nor do they have material adverse events clauses, except at the time of signing. In addition to these credit facilities, we have an automatically effective registration statement on Form S-3 filed with the SEC that is available for registered offerings of short- or long-term debt securities.

Guarantees and Other Off-Balance Sheet Arrangements

We do not have guarantees or other off-balance sheet financing arrangements, including variable interest entities, which we believe could have a material impact on financial condition or liquidity.

Contractual Commitments

The following table provides information on the amount and payable date of our contractual commitments as of June 30, 2009.

($ millions)	Total	Less Than 1 Year	1–3 Years	3–5 Years	After 5 Years
RECORDED LIABILITIES
Total debt	$36,631	$16,270	$1,438	$6,091	$12,832
Capital leases	392	46	84	76	186
Unrecognized tax benefit(1)	—	—	—	—	—

OTHER
Interest payments relating to long-term debt	12,616	1,183	2,469	1,788	7,176
Operating leases(2)	1,620	305	495	378	442
Minimum pension funding(3)	1,499	616	883	—	—
Purchase obligations(4)	3,897	1,258	1,659	681	299

TOTAL CONTRACTUAL COMMITMENTS	56,655	19,678	7,028	9,014	20,935

(1)	As of June 30, 2009, the Company’s Consolidated Balance Sheet reflects a liability for unrecognized tax benefits of $2.7 billion, including $736 of interest and penalties. Due to the high degree of uncertainty regarding the timing of future cash outflows of liabilities for unrecognized tax benefits, a reasonable estimate of the period of cash settlement beyond the balance sheet date of June 30, 2009, can not be made.
(2)	Operating lease obligations are shown net of guaranteed sublease income.
(3)	Represents future pension payments to comply with local funding requirements. The projected payments beyond fiscal year 2012 are not currently determinable.
(4)	Primarily reflects future contractual payments under various take-or-pay arrangements entered into as part of the normal course of business. Commitments made under take-or-pay obligations represent future purchases in line with expected usage to obtain favorable pricing. Approximately 43% relates to service contracts for information technology, human resources management and facilities management activities that have been outsourced. While the amounts listed represent contractual obligations, we do not believe it is likely that the full contractual amount would be paid if the underlying contracts were canceled prior to maturity. In such cases, we generally are able to negotiate new contracts or cancellation penalties, resulting in a reduced payment. The amounts do not include obligations related to other contractual purchase obligations that are not take-or-pay arrangements. Such contractual purchase obligations are primarily purchase orders at fair value that are part of normal operations and are reflected in historical operating cash flow trends. We do not believe such purchase obligations will adversely affect our liquidity position.

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

Due to the nature of our business, these estimates generally are not considered highly uncertain at the time of estimation. Accordingly, they are not expected to result in changes that would materially affect our financial condition, results of operations or cash flows in any given year. However, for ongoing impairment testing of goodwill and intangible valuations, significant changes in the underlying assumptions used in the valuation models, including discount and tax rates or future cash flow projections, versus those anticipated at the time of the initial valuations, could result in impairment charges that could materially affect the financial statements in any given year.

The Company has discussed the selection of significant accounting policies and the effect of estimates with the Audit Committee of the Company’s Board of Directors.

Management’s Discussion and Analysis	The Procter & Gamble Company 45

Revenue Recognition

Most of our revenue transactions represent sales of inventory. We recognize revenue when title, ownership and risk of loss transfer to the customer, which can be on the date of shipment or the date of receipt by the customer. The revenue recorded is presented net of sales and other taxes we collect on behalf of governmental authorities and includes shipping and handling costs, which generally are included in the list price to the customer. A provision for payment discounts and product return allowances is recorded as a reduction of sales within the same period that the revenue is recognized. We offer sales incentives to customers and consumers through various programs, consisting primarily of customer pricing allowances, merchandising funds and consumer coupons. The cost of these programs is recognized as incurred and recorded as a reduction of sales. Given the nature of our business, revenue recognition practices do not contain estimates that materially affect results of operations.

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

Deferred tax assets generally represent the tax effect of items that can be used as a tax deduction or credit in future years for which we have already recorded the tax benefit in our income statement. Deferred tax liabilities generally represent tax expense recognized in our financial statements for which payment has been deferred, or the tax effect of expenditures for which a deduction has already been taken in our tax return but has not yet been recognized in our financial statements or assets recorded at fair value in business combinations for which there was no corresponding tax basis adjustment.

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

We operate in multiple jurisdictions with complex regulatory environments subject to different interpretations by the taxpayer and respective governmental taxing authorities. In certain of these jurisdictions we may take positions that management believes are supportable, but are potentially subject to successful challenge by the applicable taxing authority. We evaluate our tax positions and establish liabilities in accordance with the applicable accounting guidance on uncertainty in income taxes. We review these tax uncertainties in light of the changing facts and circumstances, such as the progress of tax audits, and adjust them accordingly. We have a number of audits in process in various jurisdictions. Although the resolution of these tax positions is uncertain, based on currently available information, we believe that the ultimate outcomes will not have a material adverse effect on our financial position, results of operations or cash flows.

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

The expected return on plan assets assumption is important, since many of our defined benefit plans and our primary OPEB plan are funded. The process for setting the expected rates of return is described in Note 8 to the Consolidated Financial Statements. For 2009, the average return on assets assumptions for pension plan assets and OPEB assets were 7.4% and 9.3%, respectively. A change in the rate of return of 0.5% for both pension and OPEB assets would impact annual benefit expense by less than $40 million after tax.

Since pension and OPEB liabilities are measured on a discounted basis, the discount rate is a significant assumption. Discount rates used for our U.S. defined benefit and OPEB plans are based on a yield curve constructed from a portfolio of high quality bonds for which the timing and amount of cash outflows approximate the estimated payouts of the plan. For our international plans, the discount rates are set by benchmarking against investment grade corporate bonds rated AA or better. The average discount rate on the defined benefit pension plans of 6.0% represents a weighted average of local rates in countries where such plans exist. A 0.5% change in the discount rate would impact annual after-tax defined benefit pension expense by less than

46 The Procter & Gamble Company	Management’s Discussion and Analysis

$50 million. The average discount rate on the OPEB plan of 6.4% reflects the higher interest rates generally applicable in the U.S., which is where a majority of the plan participants receive benefits. A 0.5% change in the discount rate would impact annual after-tax OPEB expense by less than $20 million.

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

Other significant estimates associated with the accounting for acquisitions include exit costs. Provided certain criteria are met, exit costs related to acquired operations are treated as assumed liabilities. If those criteria are not met, the costs are treated as operating expenses of the combined company as incurred. Exit costs, consisting primarily of severance costs, facility closure and other exit costs related to redundant manufacturing, selling, general and administrative functions, are based upon plans that have been committed to by management but which are subject to refinement. Significant estimates and assumptions inherent in the calculation of exit costs relate to the number of employees that will be terminated, future costs to operate and eventually vacate duplicate facilities and costs to terminate agreements. These estimates and assumptions may change as we execute approved plans. Decreases to the estimated costs are generally recorded as an adjustment to goodwill. Increases to the estimates are generally recorded as an adjustment to goodwill during the purchase price allocation period (generally within one year of the acquisition date) and as operating expenses thereafter. For acquisitions closed after June 30, 2009, exit costs will no longer be treated as acquired liabilities. Rather, they will be charged to expense as incurred post acquisition in accordance with the applicable new accounting guidance (see discussion of the new business combinations accounting guidance in the New Accounting Pronouncements section below).

Goodwill and Intangible Assets

Acquired intangible assets may represent indefinite-lived assets (e.g., certain trademarks or brands), determinable-lived intangibles (e.g., certain trademarks or brands, customer relationships, patents and technologies) or residual goodwill. Of these, only the costs of determinable-lived intangibles are amortized to expense over their estimated life. The value of indefinite-lived intangible assets and residual goodwill is not amortized, but is tested at least annually for impairment. Our impairment testing for goodwill is performed separately from our impairment testing of indefinite-lived intangibles. We test goodwill for impairment, at least annually, by reviewing the book value compared to the fair value at the reportable unit level. We test individual indefinite-lived intangibles at least annually by reviewing the individual book values compared to the fair value. We determine the fair value of our reporting units based on the income approach. Under the income approach, we calculate the fair value of our reporting units based on the present value of estimated future cash flows. Considerable management judgment is necessary to evaluate the impact of operating and macroeconomic changes and to estimate future cash flows to measure fair value. Assumptions used in our impairment evaluations, such as forecasted growth rates and cost of capital, are consistent with internal projections and operating plans. We believe such assumptions and estimates are also comparable to those that would be used by other marketplace participants. When certain events or changes in operating conditions occur, indefinite-lived intangible assets may be reclassified to a determinable life asset and an additional impairment assessment may be performed. We did not recognize any material impairment charges for goodwill or intangible assets during the years presented.

Management’s Discussion and Analysis	The Procter & Gamble Company 47

Our annual impairment testing for both goodwill and indefinite-lived intangible assets indicated that all reporting units and intangible assets fair values exceeded their respective recorded values. However, future changes in the judgments, assumptions and estimates that are used in our impairment testing for goodwill and indefinite-lived intangible assets, including discount and tax rates or future cash flow projections, could result in significantly different estimates of the fair values, which could result in impairment charges that could materially affect the financial statements in any given year. The recorded value of goodwill and intangible assets from recently acquired businesses are derived from more recent business operating plans and macroeconomic environmental conditions and therefore are more susceptible to an adverse change that could require an impairment charge. For example, because the Gillette intangible and goodwill amounts represent current values as of the relatively recent acquisition date, such amounts are more susceptible to an impairment risk if business operating results or macroeconomic conditions deteriorate. Gillette indefinite-lived intangible assets represent approximately 89% of the $26.9 billion of indefinite-lived intangible assets at June 30, 2009. Goodwill allocated to reporting units consisting entirely of businesses purchased as part of the Gillette acquisition (Blades and Razors, Braun, Batteries) represents 47% of the $56.5 billion of goodwill at June 30, 2009. With the exception of our Braun business, all of our other reporting units have fair values that significantly exceed recorded values. While the fair value of our Braun business exceeds its carrying value, which includes goodwill and indefinite-lived intangibles of $2.4 billion, the economic downturn in 2009 has resulted in a disproportionate decline in that business in developing geographies given the more discretionary nature of home and personal grooming appliances purchases. Our valuation of the Braun business has it returning to sales and earnings growth rates consistent with our long-term business plans. Failure to achieve these business plans or a further deterioration of the macroeconomic conditions could result in a valuation that would trigger an impairment of the Braun business goodwill and intangibles.

New Accounting Pronouncements

On July 1, 2008, we adopted new accounting guidance on fair value measurements. This new guidance defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. The new guidance was effective for the Company beginning July 1, 2008, for certain financial assets and liabilities. Refer to Note 5 for additional information regarding our fair value measurements for financial assets and liabilities. The new guidance is effective for non-financial assets and liabilities recognized or disclosed at fair value on a non-recurring basis beginning July 1, 2009.

On January 1, 2009, we adopted new accounting guidance on disclosures about derivative instruments and hedging activities. The new guidance impacts disclosures only and requires additional qualitative and quantitative information on the use of derivatives and their impact on an entity’s financial position, results of operations and cash flows. Refer to Note 5 for additional information regarding our risk management activities, including derivative instruments and hedging activities.

In December 2007, the Financial Accounting Standards Board (FASB) issued new accounting guidance on business combinations and noncontrolling interests in consolidated financial statements. The new guidance revises the method of accounting for a number of aspects of business combinations and noncontrolling interests, including acquisition costs, contingencies (including contingent assets, contingent liabilities and contingent purchase price), the impacts of partial and step-acquisitions (including the valuation of net assets attributable to non-acquired minority interests), and post acquisition exit activities of acquired businesses. The new guidance will be effective for the Company beginning July 1, 2009.

No other new accounting pronouncement issued or effective during the fiscal year has had or is expected to have a material impact on the Consolidated Financial Statements.

OTHER INFORMATION

Hedging and Derivative Financial Instruments

As a multinational company with diverse product offerings, we are exposed to market risks, such as changes in interest rates, currency exchange rates and commodity prices. We evaluate exposures on a centralized basis to take advantage of natural exposure netting and correlation. To the extent we choose to manage volatility associated with the net exposures, we enter into various financial transactions which we account for using the applicable accounting guidance for derivative instruments and hedging activities. These financial transactions are governed by our policies covering acceptable counterparty exposure, instrument types and other hedging practices. Note 5 to the Consolidated Financial Statements includes a detailed discussion of our accounting policies for financial instruments.

Derivative positions are monitored using techniques including market valuation, sensitivity analysis and value-at-risk modeling. The tests for interest rate, currency rate and commodity price exposures discussed below are based on the CorporateManager™ value-at-risk model using a one-year horizon and a 95% confidence level. The model incorporates the impact of correlation (the degree to which exposures move together over time) and diversification (from holding multiple currency, commodity and interest rate instruments) and assumes that financial returns are normally distributed. Estimates of volatility and correlations of market factors are drawn from the RiskMetrics™ dataset as of June 30, 2009. In cases where data is unavailable in RiskMetrics™, a reasonable proxy is included.

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

48 The Procter & Gamble Company	Management’s Discussion and Analysis

rate movements on our investments in foreign operations. These currency interest rate swaps are designated as hedges of the Company’s foreign net investments.

Based on our overall interest rate exposure as of and during the year ended June 30, 2009, including derivative and other instruments sensitive to interest rates, we believe a near-term change in interest rates, at a 95% confidence level based on historical interest rate movements, would not materially affect our financial statements.

Currency Rate Exposure on Financial Instruments. Because we manufacture and sell products in a number of countries throughout the world, we are exposed to the impact on revenue and expenses of movements in currency exchange rates. The primary purpose of our currency hedging activities is to reduce the risk that our financial position will be adversely affected by short-term changes in exchange rates. Corporate policy prescribes the range of allowable hedging activity. We primarily use forward contracts with maturities of less than 18 months. In addition, we enter into certain currency swaps with maturities of up to five years to hedge our exposure to exchange rate movements on intercompany financing transactions.

Based on our overall currency rate exposure as of and during the year ended June 30, 2009, we believe, at a 95% confidence level based on historical currency rate movements, the impact of a near-term change in currency rates on derivative and other instruments would not materially affect our financial statements.

Commodity Price Exposure on Financial Instruments. We use raw materials that are subject to price volatility caused by weather, supply conditions, political and economic variables and other unpredictable factors. In addition to fixed price contracts, we use futures, options and swap contracts to manage the volatility related to the above exposures.

Based on our overall commodity price exposure as of and during the year ended June 30, 2009, we believe, at a 95% confidence level based on historical commodity price movements, the impact of a near-term change in commodity prices on derivative and other instruments would not materially affect our financial statements.

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

Organic Sales Growth. Organic sales growth measures sales growth excluding the impacts of foreign exchange, acquisitions and divestitures from year-over-year comparisons. We believe this provides investors with a more complete understanding of underlying results and trends by providing sales growth on a consistent basis.

The following tables provide a numerical reconciliation of organic sales growth to reported net sales growth:

FY 2009	Net Sales Growth	Foreign Exchange Impact	Acquisition/ Divestiture Impact	Organic Sales Growth
Beauty	-4%	4%	1%	1%
Grooming	-9%	6%	1%	-2%
Health Care	-7%	5%	1%	-1%
Snacks and Pet Care	-3%	4%	0%	1%
Fabric Care and Home Care	-2%	5%	0%	3%
Baby Care and Family Care	1%	4%	2%	7%

TOTAL P&G	-3%	4%	1%	2%

FY 2008	Net Sales Growth	Foreign Exchange Impact	Acquisition/ Divestiture Impact	Organic Sales Growth
Beauty	9%	-6%	1%	4%
Grooming	11%	-7%	0%	4%
Health Care	9%	-5%	-1%	3%
Snacks and Pet Care	7%	-4%	0%	3%
Fabric Care and Home Care	11%	-5%	0%	6%
Baby Care and Family Care	9%	-4%	3%	8%

TOTAL P&G	9%	-5%	1%	5%

Free Cash Flow. Free cash flow is defined as operating cash flow less capital spending. We view free cash flow as an important measure because it is one factor in determining the amount of cash available for dividends and discretionary investment. Free cash flow is also one of the measures used to evaluate senior management and is a factor in determining their at-risk compensation.

Free Cash Flow Productivity. Free cash flow productivity is defined as the ratio of free cash flow to net earnings. Our target is to generate free cash flow at or above 90% of net earnings. Free cash flow productivity is one of the measures used to evaluate senior management and is a factor in determining their at-risk compensation.

The following table provides a numerical reconciliation of free cash flow:

	Operating Cash Flow	Capital Spending	Free Cash Flow	Net Earnings	Free Cash Flow Productivity
2009	$14,919	$(3,238)	$11,681	$13,436	87%
2008	$15,008	$(3,046)	$11,962	$12,075	99%
2007	$13,410	$(2,945)	$10,465	$10,340	101%
2006	$11,372	$(2,667)	$8,705	$8,684	100%
2005	$8,561	$(2,181)	$6,380	$6,923	92%
2004	$9,216	$(2,024)	$7,192	$6,156	117%
2003	$8,455	$(1,482)	$6,973	$4,788	146%
2002	$7,672	$(1,679)	$5,993	$3,910	153%

Total Free Cash Flow Since 2001			$69,351

Average Free Cash Flow Productivity					112%

The Procter & Gamble Company 49

Consolidated Statements of Earnings

Amounts in millions except per share amounts; Years ended June 30	2009	2008	2007
NET SALES	$79,029	$81,748	$74,832
Cost of products sold	38,898	39,536	35,659
Selling, general and administrative expense	24,008	25,575	24,170

OPERATING INCOME	16,123	16,637	15,003

Interest expense	1,358	1,467	1,304
Other non-operating income, net	560	462	565

EARNINGS FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	15,325	15,632	14,264

Income taxes on continuing operations	4,032	3,834	4,201

NET EARNINGS FROM CONTINUING OPERATIONS	11,293	11,798	10,063

NET EARNINGS FROM DISCONTINUED OPERATIONS	2,143	277	277

NET EARNINGS	$13,436	$12,075	$10,340

BASIC NET EARNINGS PER COMMON SHARE:
Earnings from continuing operations	$3.76	$3.77	$3.13
Earnings from discontinued operations	0.73	0.09	0.09

BASIC NET EARNINGS PER COMMON SHARE	4.49	3.86	3.22

DILUTED NET EARNINGS PER COMMON SHARE:
Earnings from continuing operations	3.58	3.56	2.96
Earnings from discontinued operations	0.68	0.08	0.08

DILUTED NET EARNINGS PER COMMON SHARE	4.26	3.64	3.04

DIVIDENDS PER COMMON SHARE	$1.64	$1.45	$1.28

See accompanying Notes to Consolidated Financial Statements.

50 The Procter & Gamble Company

Consolidated Balance Sheets

Assets

Amounts in millions; June 30	2009	2008
CURRENT ASSETS
Cash and cash equivalents	$4,781	$3,313
Accounts receivable	5,836	6,761
Inventories
Materials and supplies	1,557	2,262
Work in process	672	765
Finished goods	4,651	5,389

Total inventories	6,880	8,416
Deferred income taxes	1,209	2,012
Prepaid expenses and other current assets	3,199	4,013

TOTAL CURRENT ASSETS	21,905	24,515

PROPERTY, PLANT AND EQUIPMENT
Buildings	6,724	7,052
Machinery and equipment	29,042	30,145
Land	885	889

Total property, plant and equipment	36,651	38,086
Accumulated depreciation	(17,189)	(17,446)

NET PROPERTY, PLANT AND EQUIPMENT	19,462	20,640

GOODWILL AND OTHER INTANGIBLE ASSETS
Goodwill	56,512	59,767
Trademarks and other intangible assets, net	32,606	34,233

NET GOODWILL AND OTHER INTANGIBLE ASSETS	89,118	94,000

OTHER NONCURRENT ASSETS	4,348	4,837

TOTAL ASSETS	$134,833	$143,992

See accompanying Notes to Consolidated Financial Statements.

The Procter & Gamble Company 51

Consolidated Balance Sheets

Liabilities and Shareholders’ Equity

Amounts in millions; June 30	2009	2008
CURRENT LIABILITIES
Accounts payable	$5,980	$6,775
Accrued and other liabilities	8,601	11,099
Debt due within one year	16,320	13,084

TOTAL CURRENT LIABILITIES	30,901	30,958
LONG-TERM DEBT	20,652	23,581
DEFERRED INCOME TAXES	10,752	11,805
OTHER NONCURRENT LIABILITIES	9,429	8,154

TOTAL LIABILITIES	71,734	74,498

SHAREHOLDERS’ EQUITY
Convertible Class A preferred stock, stated value $1 per share (600 shares authorized)	1,324	1,366
Non-Voting Class B preferred stock, stated value $1 per share (200 shares authorized)	—	—
Common stock, stated value $1 per share (10,000 shares authorized; shares issued: 2009 — 4,007.3, 2008 — 4,001.8)	4,007	4,002
Additional paid-in capital	61,118	60,307
Reserve for ESOP debt retirement	(1,340)	(1,325)
Accumulated other comprehensive income (loss)	(3,358)	3,746
Treasury stock, at cost (shares held: 2009 — 1,090.3, 2008 — 969.1)	(55,961)	(47,588)
Retained earnings	57,309	48,986

TOTAL SHAREHOLDERS’ EQUITY	63,099	69,494

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$134,833	$143,992

See accompanying Notes to Consolidated Financial Statements.

52 The Procter & Gamble Company

Consolidated Statements of Shareholders’ Equity

Dollars in millions /Shares in thousands	Common Shares Outstanding	Common Stock	Preferred Stock	Additional Paid-In Capital	Reserve for ESOP Debt Retirement	Accumulated Other Comprehensive Income	Treasury Stock	Retained Earnings	Total
BALANCE JUNE 30, 2006	3,178,841	$3,976	$1,451	$57,856	$(1,288)	$(518)	$(34,235)	$35,666	$62,908

Net earnings								10,340	10,340
Other comprehensive income:
Financial statement translation						2,419			2,419
Hedges and investment securities, net of $459 tax						(951)			(951)

Total comprehensive income									$11,808

Cumulative impact for adoption of new accounting guidance(1)						(333)			(333)
Dividends to shareholders:
Common								(4,048)	(4,048)
Preferred, net of tax benefits								(161)	(161)
Treasury purchases	(89,829)						(5,578)		(5,578)
Employee plan issuances	37,824	14		1,167			1,003		2,184
Preferred stock conversions	5,110		(45)	7			38		—
ESOP debt impacts					(20)				(20)

BALANCE JUNE 30, 2007	3,131,946	3,990	1,406	59,030	(1,308)	617	(38,772)	41,797	66,760

Net earnings								12,075	12,075
Other comprehensive income:
Financial statement translation						6,543			6,543
Hedges and investment securities, net of $1,664 tax						(2,906)			(2,906)
Defined benefit retirement plans, net of $120 tax						(508)			(508)

Total comprehensive income									$15,204

Cumulative impact for adoption of new accounting guidance(1)								(232)	(232)
Dividends to shareholders:
Common								(4,479)	(4,479)
Preferred, net of tax benefits								(176)	(176)
Treasury purchases	(148,121)						(10,047)		(10,047)
Employee plan issuances	43,910	12		1,272			1,196		2,480
Preferred stock conversions	4,982		(40)	5			35		—
ESOP debt impacts					(17)			1	(16)

BALANCE JUNE 30, 2008	3,032,717	4,002	1,366	60,307	(1,325)	3,746	(47,588)	48,986	69,494

Net earnings								13,436	13,436
Other comprehensive income:
Financial statement translation						(6,151)			(6,151)
Hedges and investment securities, net of $452 tax						748			748
Defined benefit retirement plans, net of $879 tax						(1,701)			(1,701)

Total comprehensive income									$6,332

Cumulative impact for adoption of new accounting guidance(1)								(84)	(84)
Dividends to shareholders:
Common								(4,852)	(4,852)
Preferred, net of tax benefits								(192)	(192)
Treasury purchases	(98,862)						(6,370)		(6,370)
Employee plan issuances	16,841	5		804			428		1,237
Preferred stock conversions	4,992		(42)	7			35		—
Shares tendered for Folgers coffee subsidiary	(38,653)						(2,466)		(2,466)
ESOP debt impacts					(15)			15	—

BALANCE JUNE 30, 2009	2,917,035	$4,007	$1,324	$61,118	$(1,340)	$(3,358)	$(55,961)	$57,309	$63,099

(1)	Cumulative impact of adopting new accounting guidance relates to: 2007 — defined benefit and post retirement plans; 2008 — uncertainty in income taxes; 2009 — split-dollar life insurance arrangements.

See accompanying Notes to Consolidated Financial Statements.

The Procter & Gamble Company 53

Consolidated Statements of Cash Flows

Amounts in millions; Years ended June 30	2009	2008	2007
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	$3,313	$5,354	$6,693

OPERATING ACTIVITIES
Net earnings	13,436	12,075	10,340
Depreciation and amortization	3,082	3,166	3,130
Share-based compensation expense	516	555	668
Deferred income taxes	596	1,214	253
Gain on sale of businesses	(2,377)	(284)	(153)
Change in accounts receivable	415	432	(729)
Change in inventories	721	(1,050)	(389)
Change in accounts payable, accrued and other liabilities	(742)	297	(278)
Change in other operating assets and liabilities	(758)	(1,270)	(151)
Other	30	(127)	719

TOTAL OPERATING ACTIVITIES	14,919	15,008	13,410

INVESTING ACTIVITIES
Capital expenditures	(3,238)	(3,046)	(2,945)
Proceeds from asset sales	1,087	928	281
Acquisitions, net of cash acquired	(368)	(381)	(492)
Change in investments	166	(50)	673

TOTAL INVESTING ACTIVITIES	(2,353)	(2,549)	(2,483)

FINANCING ACTIVITIES
Dividends to shareholders	(5,044)	(4,655)	(4,209)
Change in short-term debt	(2,420)	2,650	9,006
Additions to long-term debt	4,926	7,088	4,758
Reductions of long-term debt	(2,587)	(11,747)	(17,929)
Treasury stock purchases	(6,370)	(10,047)	(5,578)
Impact of stock options and other	681	1,867	1,499

TOTAL FINANCING ACTIVITIES	(10,814)	(14,844)	(12,453)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(284)	344	187

CHANGE IN CASH AND CASH EQUIVALENTS	1,468	(2,041)	(1,339)

CASH AND CASH EQUIVALENTS, END OF YEAR	$4,781	$3,313	$5,354

SUPPLEMENTAL DISCLOSURE
Cash payments for:
Interest	$1,226	$1,373	$1,330
Income Taxes	3,248	3,499	4,116
Assets acquired through non-cash capital leases	8	13	41
Divestiture of coffee business in exchange for shares of P&G stock	2,466	—	—

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

Basis of Presentation

The Consolidated Financial Statements include the Company and its controlled subsidiaries. Intercompany transactions are eliminated.

Use of Estimates

Preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the amounts reported in the Consolidated Financial Statements and accompanying disclosures. These estimates are based on management’s best knowledge of current events and actions the Company may undertake in the future. Estimates are used in accounting for, among other items, consumer and trade promotion accruals, pensions, post-employment benefits, stock options, valuation of acquired intangible assets, useful lives for depreciation and amortization, future cash flows associated with impairment testing for goodwill, indefinite-lived intangible assets and long-lived assets, deferred tax assets, uncertain income tax positions and contingencies. Actual results may ultimately differ from estimates, although management does not generally believe such differences would materially affect the financial statements in any individual year. However, in regard to ongoing impairment testing of goodwill and indefinite-lived intangible assets, significant deterioration in future cash flow projections or other assumptions used in valuation models, versus those anticipated at the time of the initial valuations, could result in impairment charges that may materially affect the financial statements in a given year.

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

Selling, General and Administrative Expense

Selling, general and administrative expense (SG&A) is primarily comprised of marketing expenses, selling expenses, research and development costs, administrative and other indirect overhead costs, depreciation and amortization expense on non-manufacturing assets and other miscellaneous operating items. Research and development costs are charged to expense as incurred and were $2,044 in 2009, $2,212 in 2008, and $2,100 in 2007. Advertising costs, charged to expense as incurred, include worldwide television, print, radio, internet and in-store advertising expenses and were $7,579 in 2009, $8,583 in 2008 and $7,850 in 2007. Non-advertising related components of the Company’s total marketing spending include costs associated with consumer promotions, product sampling and sales aids, all of which are included in SG&A, as well as coupons and customer trade funds, which are recorded as reductions to net sales.

Other Non-Operating Income, Net

Other non-operating income, net, primarily includes net divestiture gains and interest and investment income.

Currency Translation

Financial statements of operating subsidiaries outside the United States of America (U.S.) generally are measured using the local currency as the functional currency. Adjustments to translate those statements into U.S. dollars are recorded in other comprehensive income. Currency translation adjustments in accumulated other comprehensive income were gains of $3,333 and $9,484 at June 30, 2009 and 2008, respectively. For subsidiaries operating in highly inflationary economies, the U.S. dollar is the functional currency. Remeasurement adjustments for financial statements in highly inflationary economies and other transactional exchange gains and losses are reflected in earnings.

Amounts in millions of dollars except per share amounts or as otherwise specified.

Notes to Consolidated Financial Statements	The Procter & Gamble Company 55

Cash Flow Presentation

The Statements of Cash Flows are prepared using the indirect method, which reconciles net earnings to cash flow from operating activities. The reconciliation adjustments include the removal of timing differences between the occurrence of operating receipts and payments and their recognition in net earnings. The adjustments also remove cash flows arising from investing and financing activities, which are presented separately from operating activities. Cash flows from foreign currency transactions and operations are translated at an average exchange rate for the period. Cash flows from hedging activities are included in the same category as the items being hedged. Cash flows from derivative instruments designated as net investment hedges are classified as financing activities. Realized gains and losses from non-qualifying derivative instruments used to hedge currency exposures resulting from intercompany financing transactions are also classified as financing activities. Cash flows from other derivative instruments used to manage interest, commodity or other currency exposures are classified as operating activities. Cash payments related to income taxes are classified as operating activities.

Cash Equivalents

Highly liquid investments with remaining stated maturities of three months or less when purchased are considered cash equivalents and recorded at cost.

Investments

Investment securities consist of readily marketable debt and equity securities. Unrealized gains or losses are charged to earnings for investments classified as trading. Unrealized gains or losses on securities classified as available-for-sale are generally recorded in shareholders’ equity. If an available-for-sale security is other than temporarily impaired, the loss is charged to either earnings or shareholders’ equity depending on our intent and ability to retain the security until we recover the full cost basis and the extent of the loss attributable to the creditworthiness of the issuer. Investments in certain companies over which we exert significant influence, but do not control the financial and operating decisions, are accounted for as equity method investments and are classified as other noncurrent assets. Other investments that are not controlled, and over which we do not have the ability to exercise significant influence, are accounted for under the cost method.

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

Goodwill and Other Intangible Assets

Goodwill and indefinite-lived brands are not amortized, but are evaluated for impairment annually or when indicators of a potential impairment are present. Our impairment testing of goodwill is performed separately from our impairment testing of individual indefinite-lived intangibles. The annual evaluation for impairment of goodwill and indefinite-lived intangibles is based on valuation models that incorporate assumptions and internal projections of expected future cash flows and operating plans. We believe such assumptions are also comparable to those that would be used by other marketplace participants.

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

The cost of intangible assets with determinable useful lives is amortized to reflect the pattern of economic benefits consumed, either on a straight-line or accelerated basis over the estimated periods benefited. Patents, technology and other intangibles with contractual terms are generally amortized over their respective legal or contractual lives. Customer relationships and other non-contractual intangible assets with determinable lives are amortized over periods generally ranging from 5 to 40 years. When certain events or changes in operating conditions occur, an impairment assessment is performed and lives of intangible assets with determinable lives may be adjusted.

Fair Values of Financial Instruments

Certain financial instruments are required to be recorded at fair value. The estimated fair values of such financial instruments (including certain debt instruments, investment securities and derivatives) have been determined using market information and valuation methodologies, primarily discounted cash flow analysis. Changes in assumptions or estimation methods could affect the fair value estimates; however, we do not believe any such changes would have a material impact on our financial condition, results of operations or cash flows. Other financial instruments, including cash equivalents, other investments

Amounts in millions of dollars except per share amounts or as otherwise specified.

56 The Procter & Gamble Company	Notes to Consolidated Financial Statements

and short-term debt, are recorded at cost, which approximates fair value. The fair values of long-term debt and derivative instruments are disclosed in Note 4 and Note 5, respectively.

Subsequent Events

For the fiscal year ended June 30, 2009, the Company has evaluated subsequent events for potential recognition and disclosure through August 14, 2009, the date of financial statement issuance.

New Accounting Pronouncements and Policies

Other than as described below, no new accounting pronouncement issued or effective during the fiscal year has had or is expected to have a material impact on the Consolidated Financial Statements.

FAIR VALUE MEASUREMENTS

On July 1, 2008, we adopted new accounting guidance on fair value measurements. The new guidance defines fair value, establishes a framework for measuring fair value under U.S. GAAP, and expands disclosures about fair value measurements. It was effective for the Company beginning July 1, 2008, for certain financial assets and liabilities. Refer to Note 5 for additional information regarding our fair value measurements for financial assets and liabilities. The new guidance is effective for non-financial assets and liabilities recognized or disclosed at fair value on a nonrecurring basis beginning July 1, 2009. The Company believes that the adoption of the new guidance applicable to non-financial assets and liabilities will not have a material effect on its financial position, results of operations or cash flows.

DISCLOSURES ABOUT DERIVATIVE INSTRUMENTS

AND HEDGING ACTIVITIES

On January 1, 2009, we adopted new accounting guidance on disclosures about derivative instruments and hedging activities. The new guidance impacts disclosures only and requires additional qualitative and quantitative information on the use of derivatives and their impact on an entity’s financial position, results of operations and cash flows. Refer to Note 5 for additional information regarding our risk management activities, including derivative instruments and hedging activities.

BUSINESS COMBINATIONS AND NONCONTROLLING INTERESTS IN

CONSOLIDATED FINANCIAL STATEMENTS

In December 2007, the Financial Accounting Standards Board issued new accounting guidance on business combinations and non-controlling interests in consolidated financial statements. The new guidance revises the method of accounting for a number of aspects of business combinations and noncontrolling interests, including acquisition costs, contingencies (including contingent assets, contingent liabilities and contingent purchase price), the impacts of partial and step-acquisitions (including the valuation of net assets attributable to non-acquired minority interests) and post-acquisition exit activities of acquired businesses. The new guidance will be effective for the Company during our fiscal year beginning July 1, 2009. The Company believes that the adoption of the new guidance will not have a material effect on its financial position, results of operations or cash flows.

NOTE 2

GOODWILL AND INTANGIBLE ASSETS

The change in the net carrying amount of goodwill by Global Business Unit (GBU) was as follows:

	2009	2008
BEAUTY GBU
Beauty, beginning of year	$16,903	$15,359
Acquisitions and divestitures	98	187
Translation and other	(942)	1,357

GOODWILL, JUNE 30	16,059	16,903

Grooming, beginning of year	25,312	24,211
Acquisitions and divestitures	(246)	(269)
Translation and other	(1,066)	1,370

GOODWILL, JUNE 30	24,000	25,312

HEALTH AND WELL-BEING GBU
Health Care, beginning of year	8,750	8,482
Acquisitions and divestitures	(81)	(59)
Translation and other	(265)	327

GOODWILL, JUNE 30	8,404	8,750

Snacks and Pet Care, beginning of year	2,434	2,407
Acquisitions and divestitures	(356)	(5)
Translation and other	(23)	32

GOODWILL, JUNE 30	2,055	2,434

HOUSEHOLD CARE GBU
Fabric Care and Home Care, beginning of year	4,655	4,470
Acquisitions and divestitures	(46)	(43)
Translation and other	(201)	228

GOODWILL, JUNE 30	4,408	4,655

Baby Care and Family Care, beginning of year	1,713	1,623
Acquisitions and divestitures	(7)	(34)
Translation and other	(120)	124

GOODWILL, JUNE 30	1,586	1,713

GOODWILL, NET, beginning of year	59,767	56,552

Acquisitions and divestitures	(638)	(223)
Translation and other	(2,617)	3,438

GOODWILL, JUNE 30	56,512	59,767

The acquisition and divestiture impact during fiscal 2009 in Snacks and Pet Care is primarily due to the divestiture of the Coffee business. The remaining decrease in goodwill during fiscal 2009 is primarily due to currency translation across all GBUs.

Amounts in millions of dollars except per share amounts or as otherwise specified.

Notes to Consolidated Financial Statements	The Procter & Gamble Company 57

Identifiable intangible assets were comprised of:

	2009		2008
June 30	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
INTANGIBLE ASSETS WITH DETERMINABLE LIVES
Brands	$3,580	$1,253	$3,564	$1,032
Patents and technology	3,168	1,332	3,188	1,077
Customer relationships	1,853	411	1,947	353
Other	320	210	333	209

TOTAL	8,921	3,206	9,032	2,671

BRANDS WITH INDEFINITE LIVES	26,891	—	27,872	—

TOTAL	35,812	3,206	36,904	2,671

The amortization of intangible assets for the years ended June 30, 2009, 2008 and 2007 was $648, $649 and $640, respectively. Estimated amortization expense over the next five years is as follows: 2010 — $570; 2011 — $523; 2012 — $489; 2013 — $462; and 2014 — $429. Such estimates do not reflect the impact of future foreign exchange rate changes.

NOTE 3

SUPPLEMENTAL FINANCIAL INFORMATION

Selected components of current and noncurrent liabilities were as follows:

June 30	2009	2008
ACCRUED AND OTHER LIABILITIES — CURRENT
Marketing and promotion	$2,378	$2,760
Compensation expenses	1,464	1,527
Accrued Gillette exit costs	111	257
Taxes payable	722	945
Other	3,926	5,610

TOTAL	8,601	11,099

OTHER NONCURRENT LIABILITIES
Pension benefits	$3,798	$3,146
Other postretirement benefits	1,516	512
Unrecognized tax benefits	2,705	3,075
Other	1,410	1,421

TOTAL	9,429	8,154

Gillette Acquisition

On October 1, 2005, we completed our acquisition of The Gillette Company (Gillette) for total consideration of $53.4 billion including common stock, the fair value of vested stock options and acquisition costs. In connection with this acquisition, we recognized an assumed liability for Gillette exit costs of $1.2 billion, including $854 in separation costs related to approximately 5,500 people, $55 in employee relocation costs and $320 in other exit costs. These costs are primarily related to the elimination of selling, general and administrative overlap between the two companies in areas like Global Business Services, corporate staff and go-to-market support, as well as redundant manufacturing capacity. These activities are substantially complete as of June 30, 2009. Total integration plan charges against the assumed liability were $51, $286 and $438 for the years ended June 2009, 2008 and 2007, respectively. A total of $106 and $121 of the liability was reversed during the years ended June 2009 and 2008, respectively, related to underspending on a number of projects that were concluded during the period, which resulted in a reduction of goodwill during those years.

NOTE 4

SHORT-TERM AND LONG-TERM DEBT

June 30	2009	2008
DEBT DUE WITHIN ONE YEAR
Current portion of long-term debt	$6,941	$1,746
Commercial paper	5,027	9,748
Floating rate notes	4,250	1,500
Other	102	90

TOTAL	16,320	13,084

The weighted average short-term interest rates were 2.0% and 2.7% as of June 30, 2009 and 2008, respectively, including the effects of interest rate swaps discussed in Note 5.

Amounts in millions of dollars except per share amounts or as otherwise specified.

58 The Procter & Gamble Company	Notes to Consolidated Financial Statements

June 30	2009	2008
LONG-TERM DEBT
Floating rate note due July 2009	$1,750	$1,750
Floating rate note due August 2009	1,500	1,500
6.88% USD note due September 2009	1,000	1,000
Floating rate note due March 2010	750	—
2% JPY note due June 2010	522	467
4.88% EUR note due October 2011	1,411	1,573
3.38% EUR note due December 2012	1,975	2,203
4.60% USD note due January 2014	2,000	—
4.50% EUR note due May 2014	2,116	2,360
4.95% USD note due August 2014	900	900
3.50% USD note due February 2015	750	—
4.85% USD note due December 2015	700	700
5.13% EUR note due October 2017	1,552	1,731
4.70% USD note due February 2019	1,250	—
4.13% EUR note due December 2020	846	944
9.36% ESOP debentures due 2009 – 2021(1)	896	934
4.88% EUR note due May 2027	1,411	1,573
6.25% GBP note due January 2030	832	993
5.50% USD note due February 2034	500	500
5.80% USD note due August 2034	600	600
5.55% USD note due March 2037	1,400	1,400
Capital lease obligations	392	407
All other long-term debt	2,540	3,792
Current portion of long-term debt	(6,941)	(1,746)

TOTAL	20,652	23,581

(1)	Debt issued by the ESOP is guaranteed by the Company and must be recorded as debt of the Company as discussed in Note 8.

Long-term weighted average interest rates were 4.9% and 4.5% as of June 30, 2009 and 2008, respectively, including the effects of interest rate swaps and net investment hedges discussed in Note 5.

The fair value of the long-term debt was $21,514 and $23,276 at June 30, 2009 and 2008, respectively. Long-term debt maturities during the next five years are as follows: 2010 — $6,941; 2011 — $47; 2012 — $1,474; 2013 — $2,013; and 2014 — $4,154.

The Procter & Gamble Company fully and unconditionally guarantees the registered debt and securities issued by its 100% owned finance subsidiaries.

NOTE 5

RISK MANAGEMENT ACTIVITIES

AND FAIR VALUE MEASUREMENTS

As a multinational company with diverse product offerings, we are exposed to market risks, such as changes in interest rates, currency exchange rates and commodity prices. We evaluate exposures on a centralized basis to take advantage of natural exposure netting and correlation. To the extent we choose to manage volatility associated with the net exposures, we enter into various financial transactions which we account for using the applicable accounting guidance for derivative instruments and hedging activities. These financial transactions are governed by our policies covering acceptable counterparty exposure, instrument types and other hedging practices.

At inception, we formally designate and document qualifying instruments as hedges of underlying exposures. We formally assess, both at inception and at least quarterly, whether the financial instruments used in hedging transactions are effective at offsetting changes in either the fair value or cash flows of the related underlying exposure. Fluctuations in the value of these instruments generally are offset by changes in the fair value or cash flows of the underlying exposures being hedged. This offset is driven by the high degree of effectiveness between the exposure being hedged and the hedging instrument. The ineffective portion of a change in the fair value of a qualifying instrument is immediately recognized in earnings. The amount of ineffectiveness recognized is immaterial for all periods presented.

Credit Risk Management

We have counterparty credit guidelines and generally enter into transactions with investment grade financial institutions. Counterparty exposures are monitored daily and downgrades in credit rating are reviewed on a timely basis. Credit risk arising from the inability of a counterparty to meet the terms of our financial instrument contracts generally is limited to the amounts, if any, by which the counter-party’s obligations to us exceed our obligations to the counterparty. We have not incurred and do not expect to incur material credit losses on our risk management or other financial instruments.

Certain of the Company’s financial instruments used in hedging transactions are governed by industry standard netting agreements with counterparties. If the Company’s credit rating were to fall below the levels stipulated in the agreements, the counterparties could demand either collateralization or termination of the arrangement. The aggregate fair value of the instruments covered by these contractual features that are in a net liability position as of June 30, 2009 was $288 million. The Company has never been required to post any collateral as a result of these contractual features.

Amounts in millions of dollars except per share amounts or as otherwise specified.

Notes to Consolidated Financial Statements	The Procter & Gamble Company 59

Interest Rate Risk Management

Our policy is to manage interest cost using a mixture of fixed-rate and variable-rate debt. To manage this risk in a cost-efficient manner, we enter into interest rate swaps in which we agree to exchange with the counterparty, at specified intervals, the difference between fixed and variable interest amounts calculated by reference to an agreed-upon notional amount.

Interest rate swaps that meet specific accounting criteria are accounted for as fair value and cash flow hedges. There were no fair value hedging instruments at June 30, 2009 or June 30, 2008. For cash flow hedges, the effective portion of the changes in fair value of the hedging instrument is reported in other comprehensive income (OCI) and reclassified into interest expense over the life of the underlying debt. The ineffective portion, which is not material for any year presented, is immediately recognized in earnings.

Foreign Currency Risk Management

We manufacture and sell our products in a number of countries throughout the world and, as a result, are exposed to movements in foreign currency exchange rates. The purpose of our foreign currency hedging program is to manage the volatility associated with short-term changes in exchange rates.

To manage this exchange rate risk, we have historically utilized a combination of forward contracts, options and currency swaps. As of June 30, 2009, we had currency swaps with maturities up to five years, which are intended to offset the effect of exchange rate fluctuations on intercompany loans denominated in foreign currencies and are therefore accounted for as cash flow hedges. The Company has also utilized forward contracts and options to offset the effect of exchange rate fluctuations on forecasted sales, inventory purchases and intercompany royalties denominated in foreign currencies. The effective portion of the changes in fair value of these instruments is reported in OCI and reclassified into earnings in the same financial statement line item and in the same period or periods during which the related hedged transactions affect earnings. The ineffective portion, which is not material for any year presented, is immediately recognized in earnings.

The change in value of certain non-qualifying instruments used to manage foreign exchange exposure of intercompany financing transactions, income from international operations and other balance sheet items subject to revaluation is immediately recognized in earnings, substantially offsetting the foreign currency mark-to-market impact of the related exposure. The net earnings impact of such instruments was a $1,047 loss in 2009 and gains of $1,397 and $56 in 2008 and 2007, respectively.

Net Investment Hedging

We hedge certain net investment positions in major foreign subsidiaries. To accomplish this, we either borrow directly in foreign currencies and designate all or a portion of foreign currency debt as a hedge of the applicable net investment position or enter into foreign currency swaps that are designated as hedges of our related foreign net investments. Changes in the fair value of these instruments are immediately recognized in OCI to offset the change in the value of the net investment being hedged. Currency effects of these hedges reflected in OCI were an after-tax gain of $964 in 2009 and $2,951 loss in 2008. Accumulated net balances were a $4,059 and a $5,023 after-tax loss as of June 30, 2009 and 2008, respectively.

Commodity Risk Management

Certain raw materials used in our products or production processes are subject to price volatility caused by weather, supply conditions, political and economic variables and other unpredictable factors. To manage the volatility related to anticipated purchases of certain of these materials, we use futures and options with maturities generally less than one year and swap contracts with maturities up to five years. These market instruments generally are designated as cash flow hedges. The effective portion of the changes in fair value for these instruments is reported in OCI and reclassified into earnings in the same financial statement line item and in the same period or periods during which the hedged transactions affect earnings. The ineffective and non-qualifying portions, which are not material for any year presented, are immediately recognized in earnings.

Insurance

We self insure for most insurable risks. In addition, we purchase insurance for Directors and Officers Liability and certain other coverage in situations where it is required by law, by contract, or deemed to be in the interest of the Company.

Fair Value Hierarchy

New accounting guidance on fair value measurements for certain financial assets and liabilities requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

Level 1:	Quoted market prices in active markets for identical assets or liabilities.

Level 2:	Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3:	Unobservable inputs reflecting the reporting entity’s own assumptions or external inputs from inactive markets.

In valuing assets and liabilities, we are required to maximize the use of quoted market prices and minimize the use of unobservable inputs. We calculate the fair value of our Level 1 and Level 2 instruments based on the exchange traded price of similar or identical instruments where available or based on other observable instruments. The fair value of our Level 3 instruments is calculated as the net present value of expected cash flows based on externally provided inputs. These calculations take into consideration the credit risk of both the Company and our counterparties. The Company has not changed its valuation techniques in measuring the fair value of any financial assets and liabilities during the period.

Amounts in millions of dollars except per share amounts or as otherwise specified.

60 The Procter & Gamble Company	Notes to Consolidated Financial Statements

The following table sets forth the Company’s financial assets and liabilities as of June 30, 2009 that are measured at fair value on a recurring basis during the period, segregated by level within the fair value hierarchy:

At June 30	Level 1	Level 2	Level 3	2009	2008
Assets at fair value:
Investment securities	$—	$174	$38	$212	$282
Derivatives relating to:
Foreign currency hedges	—	—	—	—	4
Other foreign currency instruments(1)	—	300	—	300	190
Net investment hedges	—	83	—	83	26
Commodities	3	25	—	28	229

Total assets at fair value(2)	3	582	38	623	731

Liabilities at fair value:
Derivatives relating to:
Foreign currency hedges	—	103	—	103	37
Other foreign currency instruments(1)	—	39	—	39	33
Net investment hedges	—	85	—	85	1,210
Interest rate	—	13	—	13	17
Commodities	2	96	3	101	—

Total liabilities at fair value(3)	2	336	3	341	1,297

(1)	The other foreign currency instruments are comprised of non-qualifying foreign currency financial instruments.
(2)	All derivative assets are presented in prepaid expenses and other current assets or other noncurrent assets with the exception of investment securities which are only presented in other noncurrent assets.
(3)	All liabilities are presented in accrued and other liabilities or other noncurrent liabilities.

The table below sets forth a reconciliation of the Company’s beginning and ending Level 3 financial assets and liabilities balances for the year ended June 30, 2009.

	Derivatives	Investment Securities
BEGINNING OF YEAR	$17	$46
Total gains or (losses) (realized/unrealized) included in earnings (or changes in net assets)	—	(2)
Total gains or (losses) (realized/unrealized) included in OCI	(27)	(6)
Net purchases, issuances and settlements	7	—
Transfers in /(out) of Level 3	—	—

END OF YEAR	(3)	38

Amounts in millions of dollars except per share amounts or as otherwise specified.

Notes to Consolidated Financial Statements	The Procter & Gamble Company 61

Disclosures about Derivative Instruments

The fair values and amounts of gains and losses on qualifying and non-qualifying financial instruments used in hedging transactions as of, and for the year ended, June 30, 2009 are as follows:

Derivatives in Cash Flow Hedging Relationships	Notional Amount (Ending Balance)	Fair Value Asset (Liability)	Amount of Gain or (Loss) Recognized in OCI on Derivative (Effective Portion)	Amount of Gain or (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)(1)
		June 30	June 30	Twelve Months Ended June 30
Interest rate contracts	$4,000	$(13)	$18	$(56)
Foreign currency contracts	690	(103)	26	(66)
Commodity contracts	503	(73)	(62)	(170)

Total	5,193	(189)	(18)	(292)

Derivatives in Net Investment Hedging Relationships	Notional Amount (Ending Balance)	Fair Value Asset (Liability)	Amount of Gain or (Loss) Recognized in OCI on Derivative (Effective Portion)	Amount of Gain or (Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing)(1)
		June 30	June 30	Twelve Months Ended June 30
Net investment hedges	$2,271	$(2)	$(2)	$(5)

Total	2,271	(2)	(2)	(5)

Derivatives Not Designated as Hedging Instruments	Notional Amount (Ending Balance)	Fair Value Asset (Liability)	Amount of Gain or (Loss) Recognized in Income on Derivative(1)
		June 30	Twelve Months Ended June 30
Foreign currency contracts	$12,348	$261	$(1,047)
Commodity contracts	—	—	(5)

Total	12,348	261	(1,052)

(1)	The gain or loss reclassified from accumulated OCI into income is included in the consolidated statement of earnings as follows: interest rate contracts in interest expense, foreign currency contracts in SG&A and interest expense, commodity contracts in cost of products sold and net investment hedges in interest expense.

During the next 12 months, the amount of the June 30, 2009 OCI balance that will be reclassified to earnings is expected to be immaterial. In addition, the total notional amount of contracts outstanding at the end of the period is indicative of the level of the Company’s derivative activity during the period.

Amounts in millions of dollars except per share amounts or as otherwise specified.

62 The Procter & Gamble Company	Notes to Consolidated Financial Statements

NOTE 6

EARNINGS PER SHARE

Net earnings less preferred dividends (net of related tax benefits) are divided by the weighted average number of common shares outstanding during the year to calculate basic net earnings per common share. Diluted net earnings per common share are calculated to give effect to stock options and other stock-based awards (see Note 7) and assume conversion of preferred stock (see Note 8).

Net earnings and common shares used to calculate basic and diluted net earnings per share were as follows:

Years ended June 30	2009	2008	2007
NET EARNINGS FROM CONTINUING OPERATIONS	$11,293	$11,798	$10,063
Preferred dividends, net of tax benefit	(192)	(176)	(161)

NET EARNINGS FROM CONTINUING OPERATIONS AVAILABLE TO COMMON SHAREHOLDERS	11,101	11,622	9,902

Preferred dividends, net of tax benefit	192	176	161

DILUTED NET EARNINGS FROM CONTINUING OPERATIONS	11,293	11,798	10,063

Net earnings from discontinued operations	2,143	277	277

NET EARNINGS	13,436	12,075	10,340

Shares in millions; Years ended June 30	2009	2008	2007
Basic weighted average common shares outstanding	2,952.2	3,080.8	3,159.0
Effect of dilutive securities
Conversion of preferred shares(1)	139.2	144.2	149.6
Exercise of stock options and other unvested equity awards(2)	62.7	91.8	90.0

DILUTED WEIGHTED AVERAGE COMMON SHARES OUTSTANDING	3,154.1	3,316.8	3,398.6

(1)	Despite being included currently in diluted net earnings per common share, the actual conversion to common stock occurs pursuant to the repayment of the ESOPs’ obligations through 2035.
(2)	Approximately 92 million in 2009, 40 million in 2008 and 41 million in 2007 of the Company’s outstanding stock options were not included in the diluted net earnings per share calculation because the options were out of the money or to do so would have been antidilutive (i.e., the total proceeds upon exercise would have exceeded the market value of the underlying common shares).

NOTE 7

STOCK-BASED COMPENSATION

We have stock-based compensation plans under which we annually grant stock option and restricted stock awards to key managers and directors. Exercise prices on options granted have been and continue to be set equal to the market price of the underlying shares on the date of the grant. The key manager stock option awards granted since September 2002 are vested after three years and have a 10-year life. The key manager stock option awards granted from July 1998 through August 2002 vested after three years and have a 15-year life. Key managers can elect to receive up to 50% of the value of their option award in restricted stock units (RSUs). Key manager RSUs are vested and settled in shares of common stock five years from the grant date. The awards provided to the Company’s directors are in the form of restricted stock and RSUs. In addition to our key manager and director grants, we make other minor stock option and RSU grants to employees for which the terms are not substantially different.

A total of 229 million shares of common stock were authorized for issuance under stock-based compensation plans approved by shareholders in 2001 and 2003, of which 12 million remain available for grant. An additional 20 million shares of common stock available for issuance under a plan approved by Gillette shareholders in 2004 were assumed by the Company in conjunction with the acquisition of Gillette. A total of 10 million of these shares remain available for grant under this plan.

Total stock-based compensation expense for stock option grants was $460, $522 and $612 for 2009, 2008 and 2007, respectively. The total income tax benefit recognized in the income statement for these stock-based compensation arrangements was $126, $141 and $163 for 2009, 2008 and 2007, respectively. Total compensation cost for restricted stock, RSUs and other stock-based grants, was $56, $33 and $56 in 2009, 2008 and 2007, respectively.

In calculating the compensation expense for stock options granted, we utilize a binomial lattice-based valuation model. Assumptions utilized in the model, which are evaluated and revised, as necessary, to reflect market conditions and experience, were as follows:

Years ended June 30	2009	2008	2007
Interest rate	0.7–3.8%	1.3–3.8%	4.3–4.8%
Weighted average interest rate	3.6%	3.4%	4.5%
Dividend yield	2.0%	1.9%	1.9%
Expected volatility	18–34%	19–25%	16–20%
Weighted average volatility	21%	20%	19%

Expected life in years	8.7	8.3	8.7

Amounts in millions of dollars except per share amounts or as otherwise specified.

Notes to Consolidated Financial Statements	The Procter & Gamble Company 63

Because lattice-based option valuation models incorporate ranges of assumptions for inputs, those ranges are disclosed in the preceding table. Expected volatilities are based on a combination of historical volatility of our stock and implied volatilities of call options on our stock. We use historical data to estimate option exercise and employee termination patterns within the valuation model. The expected life of options granted is derived from the output of the option valuation model and represents the average period of time that options granted are expected to be outstanding. The interest rate for periods within the contractual life of the options is based on the U.S. Treasury yield curve in effect at the time of grant.

A summary of options outstanding under the plans as of June 30, 2009, and activity during the year then ended is presented below:

Options in thousands	Options	Weighted Avg. Exercise Price	Weighted Avg. Remaining Contractual Life in Years	Aggregate Intrinsic Value (in millions)
Outstanding, beginning of year	337,177	$48.25
Granted	37,623	50.30
Exercised	(16,199)	39.45
Canceled	(1,284)	57.62

OUTSTANDING, END OF YEAR	357,317	48.83	6.3	$2,084

EXERCISABLE	259,362	44.93	5.4	1,984

The weighted average grant-date fair value of options granted was $11.67, $15.91 and $17.29 per share in 2009, 2008 and 2007, respectively. The total intrinsic value of options exercised was $434, $1,129 and $894 in 2009, 2008 and 2007, respectively. The total grant-date fair value of options that vested during 2009, 2008 and 2007 was $537, $532 and $552, respectively. We have no specific policy to repurchase common shares to mitigate the dilutive impact of options; however, we have historically made adequate discretionary purchases, based on cash availability, market trends and other factors, to satisfy stock option exercise activity.

At June 30, 2009, there was $524 of compensation cost that has not yet been recognized related to stock awards. That cost is expected to be recognized over a remaining weighted average period of 2.0 years.

Cash received from options exercised was $639, $1,837 and $1,422 in 2009, 2008 and 2007, respectively. The actual tax benefit realized for the tax deductions from option exercises totaled $146, $318 and $265 in 2009, 2008 and 2007, respectively.

NOTE 8

POSTRETIREMENT BENEFITS AND

EMPLOYEE STOCK OWNERSHIP PLAN

We offer various postretirement benefits to our employees.

Defined Contribution Retirement Plans

We have defined contribution plans which cover the majority of our U.S. employees, as well as employees in certain other countries. These plans are fully funded. We generally make contributions to participants’ accounts based on individual base salaries and years of service. Total global defined contribution expense was $364, $290, and $273 in 2009, 2008 and 2007, respectively.

The primary U.S. defined contribution plan (the U.S. DC plan) comprises the majority of the balances and expense for the Company’s defined contribution plans. For the U.S. DC plan, the contribution rate is set annually. Total contributions for this plan approximated 15% of total participants’ annual wages and salaries in 2009, 2008 and 2007.

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

Defined Benefit Retirement Plans and Other Retiree Benefits

We offer defined benefit retirement pension plans to certain employees. These benefits relate primarily to local plans outside the U.S. and, to a lesser extent, plans assumed in the Gillette acquisition covering U.S. employees.

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

Obligation and Funded Status. We use a June 30 measurement date for our defined benefit retirement plans and other retiree benefit plans. The following provides a reconciliation of benefit obligations, plan assets and funded status of these plans:

	Pension Benefits(1)		Other Retiree Benefits(2)
Years ended June 30	2009	2008	2009	2008
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at beginning of year(3)	$10,095	$9,819	$3,553	$3,558
Service cost	214	263	91	95
Interest cost	551	539	243	226
Participants’ contributions	15	14	55	58
Amendments	47	52	—	(11)
Actuarial (gain) loss	456	(655)	186	(232)
Acquisitions (divestitures)	(3)	(7)	(17)	2
Curtailments and settlements	3	(68)	—	(3)
Special termination benefits	3	1	16	2
Currency translation and other	(867)	642	27	67
Benefit payments	(498)	(505)	(226)	(209)

BENEFIT OBLIGATION AT END OF YEAR(3)	10,016	10,095	3,928	3,553

CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning of year	7,225	7,350	3,225	3,390
Actual return on plan assets	(401)	(459)	(678)	(29)
Acquisitions (divestitures)	—	—	—	—
Employer contributions	657	507	18	21
Participants’ contributions	15	14	55	58
Currency translation and other	(688)	318	(4)	1
ESOP debt impacts(4)	—	—	4	(7)
Benefit payments	(498)	(505)	(226)	(209)

FAIR VALUE OF PLAN ASSETS AT END OF YEAR	6,310	7,225	2,394	3,225

FUNDED STATUS	(3,706)	(2,870)	(1,534)	(328)

(1)	Primarily non-U.S.-based defined benefit retirement plans.
(2)	Primarily U.S.-based other postretirement benefit plans.
(3)	For the pension benefit plans, the benefit obligation is the projected benefit obligation. For other retiree benefit plans, the benefit obligation is the accumulated postretirement benefit obligation.
(4)	Represents the net impact of ESOP debt service requirements, which is netted against plan assets for Other Retiree Benefits.

	Pension Benefits		Other Retiree Benefits
Years ended June 30	2009	2008	2009	2008
CLASSIFICATION OF NET AMOUNT RECOGNIZED
Noncurrent assets	$133	$321	$—	$200
Current liability	(41)	(45)	(18)	(16)
Noncurrent liability	(3,798)	(3,146)	(1,516)	(512)

NET AMOUNT RECOGNIZED	(3,706)	(2,870)	(1,534)	(328)

AMOUNTS RECOGNIZED IN ACCUMULATED OTHER COMPREHENSIVE INCOME (AOCI)
Net actuarial loss	1,976	715	1,860	578
Prior service cost (credit)	227	213	(152)	(175)

NET AMOUNTS RECOGNIZED IN AOCI	2,203	928	1,708	403

CHANGE IN PLAN ASSETS AND BENEFIT OBLIGATIONS RECOGNIZED IN ACCUMULATED OTHER COMPREHENSIVE INCOME (AOCI)
Net actuarial loss — current year	1,335	361	1,309	226
Prior service cost (credit) — current year	47	52	—	(11)
Amortization of net actuarial loss	(29)	(9)	(2)	(7)
Amortization of prior service (cost) credit	(14)	(14)	23	21
Settlement/Curtailment cost	—	(32)	—	(2)
Currency translation and other	(64)	19	(25)	24

TOTAL CHANGE IN AOCI	1,275	377	1,305	251

NET AMOUNTS RECOGNIZED IN PERIODIC BENEFIT COST AND AOCI	1,616	609	1,088	33

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

The accumulated benefit obligation for all defined benefit retirement pension plans was $8,637 and $8,750 at June 30, 2009 and June 30, 2008, respectively. Pension plans with accumulated benefit obligations in excess of plan assets and plans with projected benefit obligations in excess of plan assets consist of the following:

	Accumulated Benefit Obligation Exceeds the Fair Value of Plan Assets		Projected Benefit Obligation Exceeds the Fair Value of Plan Assets
Years ended June 30	2009	2008	2009	2008
Projected benefit obligation	$6,509	$5,277	$9,033	$7,987
Accumulated benefit obligation	5,808	4,658	7,703	6,737
Fair value of plan assets	3,135	2,153	5,194	4,792

Net Periodic Benefit Cost. Components of the net periodic benefit cost were as follows:

	Pension Benefits			Other Retiree Benefits
Years ended June 30	2009	2008	2007	2009	2008	2007
Service cost	$214	$263	$279	$91	$95	$85
Interest cost	551	539	476	243	226	206
Expected return on plan assets	(473)	(557)	(454)	(444)	(429)	(407)
Prior service cost (credit) amortization	14	14	13	(23)	(21)	(22)
Net actuarial loss amortization	29	9	45	2	7	2
Curtailment and settlement gain	6	(36)	(176)	—	(1)	(1)

GROSS BENEFIT COST (CREDIT)	341	232	183	(131)	(123)	(137)

Dividends on ESOP preferred stock	—	—	—	(86)	(95)	(85)

NET PERIODIC BENEFIT COST (CREDIT)	341	232	183	(217)	(218)	(222)

Pursuant to plan revisions adopted during 2007, Gillette’s U.S. defined benefit retirement pension plans were frozen effective January 1, 2008, at which time Gillette employees in the U.S. moved into the Trust and ESOP. This revision resulted in a $154 curtailment gain for the year ended June 30, 2007.

Amounts expected to be amortized from accumulated other comprehensive income into net period benefit cost during the year ending June 30, 2010, are as follows:

	Pension Benefits	Other Retiree Benefits
Net actuarial loss	$92	$19
Prior service cost (credit)	15	(21)

Assumptions. We determine our actuarial assumptions on an annual basis. These assumptions are weighted to reflect each country that may have an impact on the cost of providing retirement benefits. The weighted average assumptions for the defined benefit and other retiree benefit calculations, as well as assumed health care trend rates, were as follows:

	Pension Benefits		Other Retiree Benefits
Years ended June 30	2009	2008	2009	2008
ASSUMPTIONS USED TO DETERMINE BENEFIT OBLIGATIONS(1)
Discount rate	6.0%	6.3%	6.4%	6.9%
Rate of compensation increase	3.7%	3.7%	—	—
ASSUMPTIONS USED TO DETERMINE NET PERIODIC BENEFIT COST(2)
Discount rate	6.3%	5.5%	6.9%	6.3%
Expected return on plan assets	7.4%	7.4%	9.3%	9.3%
Rate of compensation increase	3.7%	3.1%	—	—

ASSUMED HEALTH CARE COST TREND RATES
Health care cost trend rates assumed for next year	—	—	8.5%	8.6%
Rate to which the health care cost trend rate is assumed to decline (ultimate trend rate)	—	—	5.0%	5.1%
Year that the rate reaches the ultimate trend rate	—	—	2016	2015

(1)	Determined as of end of year.
(2)	Determined as of beginning of year and adjusted for acquisitions.

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

Assumed health care cost trend rates could have a significant effect on the amounts reported for the other retiree benefit plans. A one-percentage point change in assumed health care cost trend rates would have the following effects:

	One-Percentage Point Increase	One-Percentage Point Decrease
Effect on total of service and interest cost components	$58	$(46)
Effect on postretirement benefit obligation	549	(447)

Amounts in millions of dollars except per share amounts or as otherwise specified.

66 The Procter & Gamble Company	Notes to Consolidated Financial Statements

Plan Assets. Our target asset allocation for the year ended June 30, 2009, and actual asset allocation by asset category as of June 30, 2009 and 2008, were as follows:

	Target Asset Allocation
Asset Category	Pension Benefits	Other Retiree Benefits
Equity securities(1)	45%	93%
Debt securities	55%	7%

TOTAL	100%	100%

	Asset Allocation at June 30
	Pension Benefits		Other Retiree Benefits
Asset Category	2009	2008	2009	2008
Equity securities(1)	42%	45%	93%	96%
Debt securities	51%	50%	7%	4%
Cash	6%	3%	—	—
Real estate	1%	2%	—	—

TOTAL	100%	100%	100%	100%

(1)	Equity securities for other retiree plan assets include Company stock, net of Series B ESOP debt, of $2,084 and $2,809 as of June 30, 2009 and 2008, respectively.

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

Cash Flows. Management’s best estimate of cash requirements for the defined benefit retirement plans and other retiree benefit plans for the year ending June 30, 2010, is approximately $616 and $24, respectively. For the defined benefit retirement plans, this is comprised of $178 in expected benefit payments from the Company directly to participants of unfunded plans and $438 of expected contributions to funded plans. For other retiree benefit plans, this is comprised of expected contributions that will be used directly for benefit payments. Expected contributions are dependent on many variables, including the variability of the market value of the plan assets as compared to the benefit obligation and other market or regulatory conditions. In addition, we take into consideration our business investment opportunities and resulting cash requirements. Accordingly, actual funding may differ significantly from current estimates.

Total benefit payments expected to be paid to participants, which include payments funded from the Company’s assets, as discussed above, as well as payments from the plans, are as follows:

Years ending June 30	Pension Benefits	Other Retiree Benefits
EXPECTED BENEFIT PAYMENTS
2010	$499	$184
2011	496	201
2012	507	217
2013	525	232
2014	552	247
2015–2019	3,096	1,453

Employee Stock Ownership Plan

We maintain the ESOP to provide funding for certain employee benefits discussed in the preceding paragraphs.

The ESOP borrowed $1.0 billion in 1989 and the proceeds were used to purchase Series A ESOP Convertible Class A Preferred Stock to fund a portion of the U.S. DC plan. Principal and interest requirements of the borrowing were paid by the Trust from dividends on the preferred shares and from advances provided by the Company. The original borrowing of $1.0 billion has been repaid in full, and advances from the Company of $178 remain outstanding at June 30, 2009. Each share is convertible at the option of the holder into one share of the Company’s common stock. The dividend for the current year was equal to the common stock dividend of $1.64 per share. The liquidation value is $6.82 per share.

In 1991, the ESOP borrowed an additional $1.0 billion. The proceeds were used to purchase Series B ESOP Convertible Class A Preferred Stock to fund a portion of retiree health care benefits. These shares, net of the ESOP’s debt, are considered plan assets of the Other Retiree Benefits plan discussed above. Debt service requirements are funded by preferred stock dividends, cash contributions and advances provided by the Company, of which $266 is outstanding at June 30, 2009. Each share is convertible at the option of the holder into one share of the Company’s common stock. The dividend for the current year was equal to the common stock dividend of $1.64 per share. The liquidation value is $12.96 per share.

Our ESOP accounting practices are consistent with current ESOP accounting guidance, including the permissible continuation of certain provisions from prior accounting guidance. ESOP debt, which is guaranteed by the Company, is recorded as debt (see Note 4) with an offset to the Reserve for ESOP Debt Retirement, which is presented within Shareholders’ Equity. Advances to the ESOP by the Company are recorded as an increase in the Reserve for ESOP Debt Retirement. Interest incurred on the ESOP debt is recorded as interest expense. Dividends on all preferred shares, net of related tax benefits, are charged to retained earnings.

Amounts in millions of dollars except per share amounts or as otherwise specified.

Notes to Consolidated Financial Statements	The Procter & Gamble Company 67

The series A and B preferred shares of the ESOP are allocated to employees based on debt service requirements, net of advances made by the Company to the Trust. The number of preferred shares outstanding at June 30 was as follows:

Shares in thousands	2009	2008	2007
Allocated	56,818	58,557	60,402
Unallocated	16,651	18,665	20,807

TOTAL SERIES A	73,469	77,222	81,209

Allocated	20,991	21,134	21,105
Unallocated	42,522	43,618	44,642

TOTAL SERIES B	63,513	64,752	65,747

For purposes of calculating diluted net earnings per common share, the preferred shares held by the ESOP are considered converted from inception.

In connection with the Gillette acquisition, we assumed the Gillette ESOP, which was established to assist Gillette employees in financing retiree medical costs. These ESOP accounts are held by participants and must be used to reduce the Company’s other retiree benefit obligations. Such accounts reduced our obligation by $171 at June 30, 2009.

NOTE 9

INCOME TAXES

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

Earnings from continuing operations before income taxes consisted of the following:

Years ended June 30	2009	2008	2007
United States	$9,064	$8,696	$8,692
International	6,261	6,936	5,572

TOTAL	15,325	15,632	14,264

The provision for income taxes on continuing operations consisted of the following:

Years ended June 30	2009	2008	2007
CURRENT TAX EXPENSE
U.S. federal	$1,867	$860	$2,511
International	1,316	1,546	1,325
U.S. state and local	253	214	112

	3,436	2,620	3,948

DEFERRED TAX EXPENSE
U.S. federal	577	1,267	231
International and other	19	(53)	22

	596	1,214	253

TOTAL TAX EXPENSE	4,032	3,834	4,201

A reconciliation of the U.S. federal statutory income tax rate to our actual income tax rate on continuing operations is provided below:

Years ended June 30	2009	2008	2007
U.S. federal statutory income tax rate	35.0%	35.0%	35.0%
Country mix impacts of foreign operations	-6.9%	-6.8%	-4.5%
Income tax reserve adjustments	-1.2%	-3.2%	-0.3%
Other	-0.6%	-0.5%	-0.7%

EFFECTIVE INCOME TAX RATE	26.3%	24.5%	29.5%

Income tax reserve adjustments represent changes in our net liability for unrecognized tax benefits related to prior year tax positions.

Tax benefits credited to shareholders’ equity totaled $556 and $1,823 for the years ended June 30, 2009 and 2008, respectively. These primarily relate to the tax effects of net investment hedges, excess tax benefits from the exercise of stock options and the impacts of certain adjustments to pension and other retiree benefit obligations recorded in shareholders’ equity.

We have undistributed earnings of foreign subsidiaries of approximately $25 billion at June 30, 2009, for which deferred taxes have not been provided. Such earnings are considered indefinitely invested in the foreign subsidiaries. If such earnings were repatriated, additional tax expense may result, although the calculation of such additional taxes is not practicable.

On July 1, 2007, we adopted new accounting guidance on the accounting for uncertainty in income taxes. The adoption of the new guidance resulted in a decrease to retained earnings as of July 1, 2007, of $232, which was reflected as a cumulative effect of a change in accounting principle, with a corresponding increase to the net liability for unrecognized tax benefits. The impact primarily reflects the accrual of additional statutory interest and penalties as required by the new accounting guidance, partially offset by adjustments to existing unrecognized tax benefits to comply with measurement principles. The implementation of the new guidance also resulted in a reduction

Amounts in millions of dollars except per share amounts or as otherwise specified.

68 The Procter & Gamble Company	Notes to Consolidated Financial Statements

in our net tax liabilities for uncertain tax positions related to prior acquisitions accounted for under purchase accounting, resulting in an $80 decrease to goodwill. Additionally, the Company historically classified unrecognized tax benefits in current taxes payable. As a result of the adoption of the new guidance, unrecognized tax benefits not expected to be paid in the next 12 months were reclassified to other noncurrent liabilities.

A reconciliation of the beginning and ending liability for unrecognized tax benefits is as follows:

	2009	2008
BEGINNING OF YEAR	$2,582	$2,971
Increases in tax positions for prior years	116	164
Decreases in tax positions for prior years	(485)	(576)
Increases in tax positions for current year	225	375
Settlements with taxing authorities	(172)	(260)
Lapse in statute of limitations	(68)	(200)
Currency translation	(195)	108

END OF YEAR	2,003	2,582

The Company is present in over 150 taxable jurisdictions, and at any point in time, has 50 – 60 audits underway at various stages of completion. We evaluate our tax positions and establish liabilities for uncertain tax positions that may be challenged by local authorities and may not be fully sustained, despite our belief that the underlying tax positions are fully supportable. Unrecognized tax benefits are reviewed on an ongoing basis and are adjusted in light of changing facts and circumstances, including progress of tax audits, developments in case law, and closing of statute of limitations. Such adjustments are reflected in the tax provision as appropriate. The Company has made a concerted effort to bring its audit inventory to a more current position. We have done this by working with tax authorities to conduct audits for several open years at once. We have tax years open ranging from 1997 and forward. We are generally not able to reliably estimate the ultimate settlement amounts until the close of the audit. While we do not expect material changes, it is possible that the amount of unrecognized benefit with respect to our uncertain tax positions will significantly increase or decrease within the next 12 months related to the audits described above. At this time we are not able to make a reasonable estimate of the range of impact on the balance of unrecognized tax benefits or the impact on the effective tax rate related to these items.

Included in the total liability for unrecognized tax benefit at June 30, 2009 is $1,381 that, if recognized, would impact the effective tax rate in future periods.

We recognize accrued interest and penalties related to unrecognized tax benefits in income tax expense. As of June 30, 2009 and 2008, we had accrued interest of $636 and $656 and penalties of $100 and $155, respectively, that are not included in the above table. During the fiscal years ended June 30, 2009 and 2008, we recognized $119 and $213 in interest and $(4) and $35 in penalties, respectively.

Deferred income tax assets and liabilities were comprised of the following:

June 30	2009	2008
DEFERRED TAX ASSETS
Pension and postretirement benefits	$1,395	$633
Stock-based compensation	1,182	1,082
Unrealized loss on financial and foreign exchange transactions	577	1,274
Loss and other carryforwards	439	482
Goodwill and other intangible assets	331	267
Accrued marketing and promotion expense	167	125
Accrued interest and taxes	120	123
Fixed assets	114	100
Inventory	97	114
Advance payments	15	302
Other	885	1,048
Valuation allowances	(104)	(173)

TOTAL	5,218	5,377

DEFERRED TAX LIABILITIES
Goodwill and other intangible assets	11,922	12,371
Fixed assets	1,654	1,847
Other	146	151

TOTAL	13,722	14,369

Net operating loss carryforwards were $1,428 and $1,515 at June 30, 2009 and 2008, respectively. If unused, $462 will expire between 2010 and 2029. The remainder, totaling $966 at June 30, 2009, may be carried forward indefinitely.

NOTE 10

COMMITMENTS AND CONTINGENCIES

Guarantees

In conjunction with certain transactions, primarily divestitures, we may provide routine indemnifications (e.g., indemnification for representations and warranties and retention of previously existing environmental, tax and employee liabilities) which terms range in duration and in some circumstances are not explicitly defined. The maximum obligation under some indemnifications is also not explicitly stated and, as a result, the overall amount of these obligations cannot be reasonably estimated. Other than obligations recorded as liabilities at the time of divestiture, we have not made significant payments for these indemnifications. We believe that if we were to incur a loss on any of these matters, the loss would not have a material effect on our financial position, results of operations or cash flows.

In certain situations, we guarantee loans for suppliers and customers. The total amount of guarantees issued under such arrangements is not material.

Amounts in millions of dollars except per share amounts or as otherwise specified.

Notes to Consolidated Financial Statements	The Procter & Gamble Company 69

Off-Balance Sheet Arrangements

We do not have off-balance sheet financing arrangements, including variable interest entities, that have a material impact on our financial statements.

Purchase Commitments

We have purchase commitments for materials, supplies, services and property, plant and equipment as part of the normal course of business. Commitments made under take-or-pay obligations are as follows: 2010 — $1,258; 2011 — $872; 2012 — $787; 2013 — $525; 2014 — $156; and $299 thereafter. Such amounts represent future purchases in line with expected usage to obtain favorable pricing. Approximately 43% of our purchase commitments relate to service contracts for information technology, human resources management and facilities management activities that have been outsourced to third-party suppliers. Due to the proprietary nature of many of our materials and processes, certain supply contracts contain penalty provisions for early termination. We do not expect to incur penalty payments under these provisions that would materially affect our financial position, results of operations or cash flows.

Operating Leases

We lease certain property and equipment for varying periods. Future minimum rental commitments under noncancelable operating leases are as follows: 2010 — $305; 2011 — $272; 2012 — $223; 2013 — $202; 2014 — $176; and $442 thereafter. Operating lease obligations are shown net of guaranteed sublease income.

Litigation

We are subject to various legal proceedings and claims arising out of our business which cover a wide range of matters such as governmental regulations, antitrust and trade regulations, product liability, patent and trademark matters, income taxes and other actions.

As previously disclosed, the Company is subject to a variety of investigations into potential competition law violations in Europe, including investigations initiated in the fourth quarter of fiscal 2008 by the European Commission with the assistance of national authorities from a variety of countries. We believe these matters involve a number of other consumer products companies and/or retail customers. The Company’s policy is to comply with all laws and regulations, including all antitrust and competition laws, and to cooperate with investigations by relevant regulatory authorities, which the Company is doing. Competition and antitrust law inquiries often continue for several years and, if violations are found, can result in substantial fines. In other industries, fines have amounted to hundreds of millions of dollars. At this point, no significant formal claims have been made against the Company or any of our subsidiaries in connection with any of the above inquiries.

In response to the actions of the European Commission and national authorities, the Company has launched its own internal investigations into potential violations of competition laws, some of which are ongoing. The Company has identified violations in certain European countries and appropriate actions are being taken. It is still too early for us to reasonably estimate the fines to which the Company will be subject as a result of these competition law issues. However, the ultimate resolution of these matters will likely result in fines or other costs that could materially impact our income statement and cash flows in the period in which they are accrued and paid, respectively. As these matters evolve the Company will, if necessary, recognize the appropriate reserves.

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

NOTE 11

SEGMENT INFORMATION

Through fiscal 2009, we were organized under three GBUs as follows:

•

The Beauty GBU includes the Beauty and the Grooming businesses. The Beauty business is comprised of cosmetics, deodorants, prestige fragrances, hair care, personal cleansing and skin care. The Grooming business includes blades and razors, electric hair removal devices, face and shave products and home appliances.

•

The Health and Well-Being GBU includes the Health Care and the Snacks and Pet Care businesses. The Health Care business includes feminine care, oral care, personal health care and pharmaceuticals. The Snacks and Pet Care business includes pet food and snacks.

•

The Household Care GBU includes the Fabric Care and Home Care as well as the Baby Care and Family Care businesses. The Fabric Care and Home Care business includes air care, batteries, dish care, fabric care and surface care. The Baby Care and Family Care business includes baby wipes, bath tissue, diapers, facial tissue and paper towels.

Under U.S. GAAP, we have six reportable segments: Beauty; Grooming; Health Care; Snacks and Pet Care; Fabric Care and Home Care; and Baby Care and Family Care. The accounting policies of the businesses are generally the same as those described in Note 1. Differences between these policies and U.S. GAAP primarily reflect: income taxes, which are reflected in the businesses using applicable blended statutory rates; the recording of fixed assets at historical exchange rates in certain high-inflation economies; and the treatment of certain unconsolidated investees. Certain unconsolidated investees are managed as integral parts of our business units for management reporting purposes.

Amounts in millions of dollars except per share amounts or as otherwise specified.

70 The Procter & Gamble Company	Notes to Consolidated Financial Statements

Accordingly, these partially owned operations are reflected as consolidated subsidiaries in segment results, with 100% recognition of the individual income statement line items through before-tax earnings. Eliminations to adjust these line items to U.S. GAAP are included in Corporate. In determining after-tax earnings for the businesses, we eliminate the share of earnings applicable to other ownership interests, in a manner similar to minority interest and apply statutory tax rates. Adjustments to arrive at our effective tax rate are also included in Corporate.

Corporate includes certain operating and non-operating activities that are not reflected in the operating results used internally to measure and evaluate the businesses, as well as eliminations to adjust management reporting principles to U.S. GAAP. Operating activities in Corporate include the results of incidental businesses managed at the corporate level along with the elimination of individual revenues and expenses generated by certain unconsolidated investees discussed in the preceding paragraph over which we exert significant influence, but do not control. Operating elements also include certain employee benefit costs, the costs of certain restructuring-type activities to maintain a competitive cost structure, including manufacturing and workforce rationalization, and other general Corporate items. The non-operating elements in Corporate primarily include interest expense, divestiture gains and interest and investing income. In addition, Corporate includes the historical results of certain divested businesses. Corporate assets primarily include cash, investment securities and all goodwill.

The Company had net sales in the U.S. of $31.1 billion, $31.3 billion and $30.3 billion for the years ended June 30, 2009, 2008 and 2007, respectively. Assets in the U.S. totaled $71.9 billion and $73.8 billion as of June 30, 2009 and 2008, respectively.

Our largest customer, Wal-Mart Stores, Inc. and its affiliates, accounted for 15% of consolidated net sales in 2009, 2008 and 2007.

Global Segment Results		Net Sales	Earnings from Continuing Operations Before Income Taxes	Net Earnings from Continuing Operations	Depreciation and Amortization	Total Assets	Capital Expenditures
BEAUTY GBU
BEAUTY	2009	$18,789	$3,367	$2,531	$465	$11,330	$530
	2008	19,515	3,528	2,730	454	12,260	465
	2007	17,889	3,440	2,611	419	11,140	431
GROOMING	2009	7,543	2,091	1,492	710	26,192	290
	2008	8,254	2,299	1,679	739	27,406	305
	2007	7,437	1,895	1,383	729	27,767	314
HEALTH AND WELL-BEING GBU
HEALTH CARE	2009	13,623	3,685	2,435	435	9,373	397
	2008	14,578	3,746	2,506	441	10,597	450
	2007	13,381	3,365	2,233	439	9,512	374
SNACKS AND PET CARE	2009	3,114	388	234	100	1,382	72
	2008	3,204	409	261	102	1,651	78
	2007	2,985	381	244	121	1,570	94
HOUSEHOLD CARE GBU
FABRIC CARE AND HOME CARE	2009	23,186	4,663	3,032	578	12,457	808
	2008	23,714	5,060	3,411	599	13,708	763
	2007	21,355	4,636	3,119	567	12,113	706
BABY CARE AND FAMILY CARE	2009	14,103	2,827	1,770	570	7,363	902
	2008	13,898	2,700	1,728	612	8,102	763
	2007	12,726	2,291	1,440	671	7,731	769
CORPORATE(1)	2009	(1,329)	(1,696)	(201)	224	66,736	239
	2008	(1,415)	(2,110)	(517)	181	70,268	222
	2007	(941)	(1,744)	(967)	135	68,181	257
TOTAL COMPANY	2009	79,029	15,325	11,293	3,082	134,833	3,238
	2008	81,748	15,632	11,798	3,128	143,992	3,046
	2007	74,832	14,264	10,063	3,081	138,014	2,945

(1)	The Corporate reportable segment includes the total assets and capital expenditures of the Coffee business prior to the divestiture in November 2008.

Amounts in millions of dollars except per share amounts or as otherwise specified.

Notes to Consolidated Financial Statements	The Procter & Gamble Company 71

NOTE 12

DISCONTINUED OPERATIONS

In November 2008, the Company completed the divestiture of our Coffee business through the merger of its Folgers coffee subsidiary into The J.M. Smucker Company (Smucker) in an all-stock reverse Morris Trust transaction. In connection with the merger, 38.7 million shares of common stock of the Company were tendered by shareholders and exchanged for all shares of Folgers common stock, resulting in an increase of treasury stock of $2,466. Pursuant to the merger, a Smucker subsidiary merged with and into Folgers and Folgers became a wholly owned subsidiary of Smucker. The Company recorded an after-tax gain on the transaction of $2,011, which is included in Net Earnings from Discontinued Operations in the Consolidated Statement of Earnings for the year ended June 30, 2009.

The Coffee business had historically been part of the Company’s Snacks, Coffee and Pet Care reportable segment, as well as the coffee portion of our away-from-home business which is included in the Fabric Care and Home Care reportable segment. In accordance with the applicable accounting guidance for the impairment or disposal of long-lived assets, the results of Folgers are presented as discontinued operations and, as such, have been excluded from both continuing operations and segment results for all years presented. Following is selected financial information included in Net Earnings from Discontinued Operations for the Coffee business:

Years Ended June 30	2009	2008	2007
Net Sales	$668	$1,754	$1,644

Earnings from discontinued operation	212	446	447
Income tax expense	(80)	(169)	(170)
Gain on sale of discontinued operation	1,896	—	—
Deferred tax benefit on sale	115	—	—

Net earnings from discontinued operations	2,143	277	277

NOTE 13

QUARTERLY RESULTS (UNAUDITED)

Quarters Ended		Sept 30	Dec 31	Mar 31	Jun 30	Total Year
NET SALES	2008–2009	$21,582	$20,368	$18,417	$18,662	$79,029
	2007–2008	19,799	21,038	20,026	20,885	81,748
OPERATING INCOME	2008–2009	4,569	4,251	3,730	3,573	16,123
	2007–2008	4,298	4,590	4,013	3,736	16,637
GROSS MARGIN	2008–2009	50.8%	51.6%	50.3%	50.3%	50.8%
	2007–2008	53.2%	52.3%	51.7%	49.4%	51.6%
NET EARNINGS:
Earnings from continuing operations	2008–2009	$3,275	$2,962	$2,585	$2,471	$11,293
	2007–2008	3,004	3,194	2,650	2,950	11,798
Earnings from discontinued operations	2008–2009	73	2,042	28	—	2,143
	2007–2008	75	76	60	66	277
Net earnings	2008–2009	3,348	5,004	2,613	2,471	13,436
	2007–2008	3,079	3,270	2,710	3,016	12,075
DILUTED NET EARNINGS PER COMMON SHARE:
Earnings from continuing operations	2008–2009	$1.01	$0.94	$0.83	$0.80	$3.58
	2007–2008	0.90	0.96	0.80	0.90	3.56
Earnings from discontinued operations	2008–2009	0.02	0.64	0.01	—	0.68
	2007–2008	0.02	0.02	0.02	0.02	0.08
Diluted net earnings per common share	2008–2009	1.03	1.58	0.84	0.80	4.26
	2007–2008	0.92	0.98	0.82	0.92	3.64

Amounts in millions of dollars except per share amounts or as otherwise specified.

72 The Procter & Gamble Company

Shareholder Information

IF …

•	You need online access or help with your account

•	You are interested in our certificate safekeeping service

•	You want to arrange for direct deposit or reinvestment of dividends

•	You have a lost, stolen or destroyed stock certificate

CALL PERSON-TO-PERSON

•	Shareholder Services representatives are available Monday – Friday, 9AM – 4PM EST at 1-800-742-6253 (call 1-513-983-3034 outside the USA and Canada)

•	Automated service available after USA business hours

CONTACT P&G SHAREHOLDER SERVICES — 24 HOURS A DAY

•	Visit us online at www.pg.com/investor, where you can get stock purchase information, transaction forms, P&G annual reports and webcasts

•	E-mail us at shareholders.im@pg.com

•	Call for financial information at 1-800-764-7483

COMMON STOCK PRICE RANGE AND DIVIDENDS

	Price Range
Quarter Ended	2008–2009 High	2008–2009 Low	2007–2008 High	2007–2008 Low
September 30	$73.57	$60.05	$70.73	$60.89
December 31	71.94	53.77	75.18	67.90
March 31	62.97	43.93	73.81	62.74
June 30	54.77	46.29	71.20	60.44

	Dividends
Quarter Ended	2008–2009	2007–2008
September 30	$0.40	$0.35
December 31	0.40	0.35
March 31	0.40	0.35
June 30	0.44	0.40

DIVIDEND HISTORY

P&G has paid dividends without interruption since its incorporation in 1890 and has increased dividends each year for the past 53 fiscal years. P&G’s compound annual dividend growth rate is 9.5% over the last 53 years.

CORPORATE HEADQUARTERS

The Procter & Gamble Company

P.O. Box 599

Cincinnati, OH 45201-0599

TRANSFER AGENT/SHAREHOLDER SERVICES

The Procter & Gamble Company

Shareholder Services Department

P.O. Box 5572

Cincinnati, OH 45201-5572

REGISTRAR

The Procter & Gamble Company

P.O. Box 599

Cincinnati, OH 45201-0599

EXCHANGE LISTINGS

New York Stock Exchange, NYSE Euronext-Paris

STOCK SYMBOL

PG

SHAREHOLDERS OF COMMON STOCK

There were approximately 2,301,000 common stock shareowners, including shareholders of record, participants in the Shareholder Investment Program, participants in P&G stock ownership plans and beneficial owners with accounts at banks and brokerage firms, as of June 30, 2009.

FORM 10-K

Shareholders may obtain a copy of P&G’s 2009 report to the Securities and Exchange Commission on Form 10-K by going to www.pg.com/investor or by calling us at 1-800-764-7483. This information is also available at no charge by sending a request to Shareholder Services at the address listed above.

The most recent certifications by our Chief Executive and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 are filed as exhibits to our Form 10-K for the fiscal year ended June 30, 2009. We have also filed with the New York Stock Exchange the most recent Annual CEO certification as required by Section 303A.12(a) of the New York Stock Exchange Listed Company Manual.

ANNUAL MEETING

The next annual meeting of shareholders will be held on Tuesday, October 13, 2009. A full transcript of the meeting will be available from Susan Felder, Assistant Secretary. Ms. Felder can be reached at 299 East Sixth Street, Cincinnati, Ohio 45202-3315.

The Procter & Gamble Company 73

Financial Summary (Unaudited)

Amounts in millions, except per share amounts	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000	1999
Net Sales	$79,029	$81,748	$74,832	$66,724	$55,292	$50,128	$42,133	$38,965	$37,855	$38,545	$36,710
Gross Margin	40,131	42,212	39,173	34,549	28,213	25,709	20,570	18,547	16,473	17,854	16,394
Operating Income	16,123	16,637	15,003	12,916	10,026	9,019	6,931	5,672	3,976	5,457	5,885
Net Earnings from Continuing Operations	11,293	11,798	10,063	8,478	6,648	5,930	4,554	3,663	2,437	3,225	3,513
Net Earnings from Discontinued Operations	2,143	277	277	206	275	226	234	247	175	138	170
Net Earnings	13,436	12,075	10,340	8,684	6,923	6,156	4,788	3,910	2,612	3,363	3,683
Net Earnings Margin from Continuing Operations	14.3%	14.4%	13.4%	12.7%	12.0%	11.8%	10.8%	9.4%	6.4%	8.4%	9.6%

Basic Net Earnings per Common Share:
Earnings from continuing operations	$3.76	$3.77	$3.13	$2.72	$2.59	$2.25	$1.71	$1.36	$0.89	$1.19	$1.28
Earnings from discontinued operations	0.73	0.09	0.09	0.07	0.11	0.09	0.09	0.10	0.07	0.05	0.07

Basic Net Earnings per Common Share	4.49	3.86	3.22	2.79	2.70	2.34	1.80	1.46	0.96	1.24	1.35

Diluted Net Earnings per Common Share:
Earnings from continuing operations	$3.58	$3.56	$2.96	$2.58	$2.43	$2.12	$1.62	$1.30	$0.86	$1.13	$1.21
Earnings from discontinued operations	0.68	0.08	0.08	0.06	0.10	0.08	0.08	0.09	0.06	0.04	0.06

Diluted Net Earnings per Common Share	4.26	3.64	3.04	2.64	2.53	2.20	1.70	1.39	0.92	1.17	1.27

Dividends per Common Share	1.64	1.45	1.28	1.15	1.03	0.93	0.82	0.76	0.70	0.64	0.57

Restructuring Program Charges(1)	$—	$—	$—	$—	$—	$—	$751	$958	$1,850	$814	$481
Research and Development Expense	2,044	2,212	2,100	2,060	1,926	1,782	1,641	1,572	1,751	1,880	1,709
Advertising Expense	7,579	8,583	7,850	7,045	5,850	5,401	4,406	3,696	3,654	3,828	3,471
Total Assets	134,833	143,992	138,014	135,695	61,527	57,048	43,706	40,776	34,387	34,366	32,192
Capital Expenditures	3,238	3,046	2,945	2,667	2,181	2,024	1,482	1,679	2,486	3,018	2,828
Long-Term Debt	20,652	23,581	23,375	35,976	12,887	12,554	11,475	11,201	9,792	9,012	6,265
Shareholders’ Equity	63,099	69,494	66,760	62,908	18,475	18,190	17,025	14,415	12,560	12,673	12,352

(1)	Restructuring program charges, on an after-tax basis, totaled $538, $706, $1,475, $688 and $285 for 2003, 2002, 2001, 2000 and 1999, respectively, related to a multi-year restructuring plan initiated in 1999 concurrent with the reorganization of our business units from geographic into product-based Global Business Units.

74 The Procter & Gamble Company

Shareholder Return Performance Graphs

FIVE-YEAR CUMULATIVE TOTAL RETURN

The following graph compares the cumulative total return of P&G’s common stock for the 5-year period ending June 30, 2009, against the cumulative total return of the S&P 500 Stock Index and the S&P 500 Consumer Staples Index. The graph and tables assume $100 was invested on June 30, 2004, and that all dividends were reinvested. The benchmark of “Composite Group” has been replaced by the S&P 500 Consumer Staples Index as the more relevant line of business comparison to P&G’s operations. The Composite Group results are still provided in this transition year, and are comprised of the S&P Household Products Index, the S&P Paper Products Index, the S&P Personal Products Index, the S&P Health Care Index and the S&P Food Index, all weighted based on P&G’s current fiscal year revenues. Further, the Dow Jones Industrial Average will no longer be shown after this year, as a “broad market” index as the S&P 500 satisfies this comparison.

	Cumulative Value of $100 Investment, through June 30
Company Name/Index	2004	2005	2006	2007	2008	2009
P&G	$100	$99	$106	$119	$121	$105
S&P 500 Consumer Staples Index	100	102	110	128	128	104
S&P 500 Index	100	106	115	139	121	89
DJIA	100	101	112	138	119	92
Composite Group	100	99	111	131	121	99

DIVIDEND HISTORY

P&G has paid dividends without interruption since its incorporation in 1890 and has increased dividends each year for the past 53 fiscal years. P&G’s compound annual dividend growth rate is 9.5% over the last 53 years.

(in dollars, split adjusted)	1956	1970	1984	1998	2009
Dividends per Share	$0.01	$0.04	$0.15	$0.51	$1.64

Designed to Matter

Sustainability at P&G

At P&G, we focus our sustainability efforts on improvements that matter, making the most meaningful impact possible. Our commitment begins with our Purpose, Values and Principles, where sustainability is embedded, manifesting itself in a systemic and long-term approach. From product innovations and operational improvements to social responsibility, employee engagement, and stakeholder partnerships, we pursue our sustainability goals with the aim of improving quality of life, now and for generations to come.

In 2007, we established five sustainability strategies and goals for 2012. In March 2009, we increased our goals to reflect our progress and to demonstrate our ongoing commitment to sustainable, responsible growth.

To learn more, please visit www.pg.com/sustainability.

Strategy 1: Products

Delight the consumer with sustainable innovations that improve the environmental profile of our products.

GOAL:
Develop and market at least $50 billion in cumulative sales of "sustainable innovation products," which are products with a significantly reduced (>10%) environmental footprint versus previous or alternative products.

Strategy 2: Operations

Improve the environmental profile of P&G's own operations.

GOAL:
Deliver an additional 20% reduction (per unit of production) in CO_2 emissions, energy consumption, water consumption and disposed waste from P&G plants, leading to a total reduction over the decade of at least 50%.

Strategy 3: Social Responsibility

Improve children's lives through P&G's social responsibility programs.

GOAL:
Enable 300 million children to Live, Learn and Thrive. Prevent 120 million days of disease and save thousands of lives by delivering 3 billion liters of clean water in our Children's Safe Drinking Water program.

Strategy 4: Employees

Engage and equip all P&Gers to build sustainability thinking and practices into their everyday work.

Strategy 5: Stakeholders

Shape the future by working transparently with our stakeholders to enable continued freedom to innovate in a responsible way.

Touching lives, improving life. P&G ™

© 2009 Procter & Gamble
00046009