Form 10-K, Exhibit 13
period 2010-06-30
PROCTER & GAMBLE CO
filed 2010-08-13
CIK 80424

EXHIBIT (13)

Annual Report to Shareholders

(pages 1-79)

Touching & Improving Lives

2010 ANNUAL REPORT

P&G

Net Sales
($ billions)

10 $78.9
09 $76.7
08 $79.3
07 $72.4
06 $64.4

Operating Cash Flow
($ billions)

10 $16.1
09 $14.9
08 $15.0
07 $13.4
06 $11.4

Diluted Net Earnings
(per common share)

10 $4.11
09 $4.26
08 $3.64
07 $3.04
06 $2.64

2010 Net Sales

By business segment
(% of total business segments)

34%
18%
48%
Beauty & Grooming
Health and Well-Being
Household Care
These results exclude net sales in Corporate.

By geographic region

42%
21%
13%
9%
15%
North America
Western Europe
Central & Eastern Europe, Middle East & Africa
Latin America
Asia

By market maturity

66%
34%
Developed
Developing

Contents

Letter to Shareholders 1
Leadership Brands 7
Touching & Improving Lives 11
More Consumers 12
More Parts of the World 16
More Completely 20
P&G Innovations 24
Making a Difference 26
Financial Contents 27
Global Leadership Council 75
Board of Directors 75
Financial Summary 76
Company and Shareholder Information 78

Financial Highlights
(unaudited)

Amounts in millions, except per share amounts	2010	2009	2008	2007	2006
Net Sales	$78,938	$76,694	$79,257	$72,441	$64,416
Operating Income	16,021	15,374	15,979	14,485	12,551
Net Earnings	12,736	13,436	12,075	10,340	8,684
Net Earnings Margin from Continuing Operations	13.9%	13.9%	14.2%	13.3%	12.7%
Diluted Net Earnings per Common Share from Continuing Operations	$ 3.53	$ 3.39	$ 3.40	$ 2.84	$ 2.49
Diluted Net Earnings Per Common Share	4.11	4.26	3.64	3.04	2.64
Dividends Per Common Share	1.80	1.64	1.45	1.28	1.15

Dear Shareholders,

P&G's Purpose—to touch and improve lives, now and for generations to come—is inspiring and pervasive. Our Purpose is tightly and deliberately linked to our business and financial goals: P&G's Purpose inspires our strategic choices; it leads us to bigger and better innovation; it drives brilliant execution; and it compels us to make a difference in areas such as sustainability and social responsibility not merely to be a good citizen, but more importantly, to create future opportunities to touch and improve lives—and, in so doing, to keep our Company growing.

2 The Procter & Gamble Company

Last year, we updated P&G’s growth strategy to connect it explicitly to our Company’s Purpose. We focused on three specific choices: to grow P&G’s core brands and categories with an unrelenting focus on innovation; to build our business with unserved and underserved consumers; and to continue to grow and develop faster-growing, higher-margin businesses with global leadership potential.

These strategic choices are unified by one simple, over-arching growth strategy: to touch and improve the lives of MORE CONSUMERS in MORE PARTS OF THE WORLD, MORE COMPLETELY. We’ve made this the centerpiece of our leadership agenda because we believe a Purpose-inspired growth strategy is intrinsically rewarding and motivating. It unleashes creativity, commitment and peak performance in P&G people. It attracts talent and partners. It builds goodwill with external stakeholders.

We are executing across all three dimensions of this growth strategy on all of our businesses around the world. The Company’s performance in the 2010 fiscal year, and the strength with which we have entered the 2011 fiscal year, demonstrate that our Purpose-inspired growth strategy is working.

Substantial Progress toward Growth Goals

We also renewed our growth goals last year. Our fundamental objective is the creation of value for shareholders at industry leadership levels on a consistent basis. More specifically, our goal is to deliver total shareholder return that consistently ranks P&G among the top-third of our peers—the best performing consumer products companies in the world. In addition, we measure our progress through a combination of consumer and financial goals. We made substantial progress in fiscal 2010:

•	Organic sales grew 3%, in line with Company expectations. (1)

•	Core earnings per share grew 6%, roughly double our going-in objective for the year. (2)

•	Adjusted free cash flow was 125% of net earnings, well above our target level. (3)

We also made substantial progress toward profitable share growth, a key priority. A year ago, our global market share was down about half a point versus prior-year levels; today, as I write this, our global market share is up nearly half a point and accelerating. Last year, we were building market share in businesses accounting for only about 33% of sales; today, we are building share in brands and countries accounting for about 66% of sales and P&G’s market share is growing in 14 of our top 17 countries.

In addition, we reached an additional 200 million consumers, bringing the total served to 4.2 billion—on track toward our goal of reaching 5 billion consumers by fiscal 2015. Average per capita spending on P&G products increased in 70% of our top countries, up from 60% in fiscal 2009. And, global household penetration—the percentage of households using at least one P&G product—increased nearly two percentage points, to 61%.

On the strength of these results, we paid approximately $5.5 billion in dividends and returned $6 billion to shareholders through the repurchase of P&G stock. Based on our current market capitalization, dividends and share repurchases provide shareholders with an effective cash yield of more than 6%, with additional potential for capital appreciation.

In April, we increased our quarterly dividend by 9.5%, making this the 120th consecutive year that P&G has paid a dividend and the 54th consecutive year that the dividend has increased. Over those 54 years, the dividend has increased at an annual compound average rate of approximately 9.5%.

Purpose-inspired Growth Strategy: Our path forward

	FY 2010	ANNUAL GROWTH TARGETS
ORGANIC SALES GROWTH (1)	3%	1-2% above global market growth rates
CORE EPS GROWTH (2)	6%	High single to low double digits
ADJUSTED FREE CASH FLOW (3)	125% of net earnings	90% of net earnings

(1)

Organic sales growth is sales growth excluding the impacts of acquisitions, divestitures and foreign exchange from year-over-year comparisons. See page 49 for a reconciliation of organic sales growth to net sales growth.

(2)

Core EPS is a measure of the Company’s diluted net earnings per share from continuing operations excluding charges for potential competition law fines, a charge related to a tax provision for retiree healthcare subsidy payments in the recently enacted U.S. healthcare reform legislation and incremental Corporate restructuring charges incurred in fiscal 2009 versus 2008 to offset the dilutive impact of the Folgers divestiture. See page 50 for a reconciliation of Core EPS to diluted net earnings per share from continuing operations.

(3)

Adjusted free cash flow productivity is defined as the ratio of adjusted free cash flow to net earnings excluding the gains on the divestiture of the global pharmaceuticals business. For 2010, adjusted free cash flow of $13,985 million is operating cash flow of $16,072 million less capital spending of $3,067 million plus the tax payments made on the gains from the global pharmaceuticals divestitures of $980 million. Adjusted free cash flow productivity of 125% is adjusted free cash flow of $13,985 million divided by net earnings of $12,736 million less gains of $1,585 million from the global pharmaceuticals divestitures.

The Procter & Gamble Company 3

This is encouraging performance, inspired by the Purpose that motivates our people and partners and driven primarily by our strong, multiyear innovation program. We are innovating to win in every P&G category, we are investing behind these innovations to build profitable market share and we are continually increasing productivity that funds our investments in future growth. This investment allows us to continually replenish our multiyear innovation pipeline.

Innovating to Win

Innovation has been—and will continue to be—at the heart of our success. In fiscal 2010, for the fourth consecutive year, we invested nearly $2 billion in Research & Development. In fact, we invest about 50% more than our closest competitor and more than most of our closest competitors combined. This leadership level of investment is multiplied by our global network of external innovation partners, which leads to an effective investment in innovation that far exceeds the reported spending.

One measure of the strength of our innovation program is the SymphonyIRI Group New Product Pacesetters report—the annual list of the biggest innovations in our industry as measured by sales. Over the past 15 years, 125 P&G innovations have earned a spot on the Top 25 Pacesetters list—more than our six largest competitors combined.

Based on this track record, SymphonyIRI recognized P&G as the most innovative manufacturer in the consumer packaged goods industry for the last decade—presenting the Company with its “Outstanding Achievement in Innovation” award. In 2009, P&G launched 5 of the top 10 most successful non-food innovations as judged by SymphonyIRI: Tide Total Care, Gillette Venus Embrace, Bounty Extra Soft, Always Infinity and Secret Flawless.

Our innovation program is guided by the Company’s Purpose-inspired growth strategy:

•	We are touching and improving MORE CONSUMERS’ lives by innovating and expanding vertically, up and down value tiers.

•	We are touching and improving lives in MORE PARTS OF THE WORLD by innovating and expanding geographically, into new white spaces where we haven’t been competing.

•

We are touching and improving consumers’ lives MORE COMPLETELY by innovating to improve existing products, by creating or entering adjacent categories and by driving regimen use that broadens our product portfolios.

We have a strong multiyear pipeline that will continue to drive growth in the future. The impact of this innovation program is already evident. We have featured six examples in the editorial section that follows this letter, but I want to share perspective here as well to give you a sense of both the strength and breadth of innovation coming from P&G. I’ll highlight just three representative businesses to illustrate.

Male Grooming

Fusion has now grown share for 18 consecutive quarters, and we recently launched Gillette Fusion ProGlide. Consumer testing shows that men prefer the Fusion ProGlide family at a ratio of up to 2-to-1 over Gillette Fusion. In the middle tier, we recently launched a new Mach3 razor specifically designed to better meet the needs of emerging-market consumers. As a result, Mach3 shares are at record levels in Argentina, Brazil and India.

In February, we launched a complete line of Gillette male grooming solutions in Brazil, and are now expanding in several Latin American countries. In March, we introduced a scientific face care regimen under the Gillette name in China. In June, we introduced Gillette Fusion ProSeries in North America.

P&G launched 5 of the top 10 most successful new non-food products in 2009, according to SymphonyIRI Group.

SymphonyIRI Group recognized P&G as the most innovative manufacturer in the consumer packaged goods industry for the last decade with its “Outstanding Achievement in Innovation” award.

4 The Procter & Gamble Company

Fabric Care

We’re expanding our portfolio horizontally with Tide Stain Release and Ariel Professional in laundry additives, and Bounce Dryer Bar in the fabric enhancer category. We are also expanding vertically and into geographic white space. In Western Europe, we are innovating in the premium tier with Ariel Excel Gel, a new-to-the-world gel that is consumer preferred by a margin of 2 to 1. In Japan, our newest laundry brand, Sarasa, is priced at a 15% premium versus the category average and is designed for consumers who want a laundry detergent that cleans well, but also provides natural and gentle benefits.

We introduced Ace in Colombia during the September quarter and Tide Naturals in India during the December quarter. Tide Naturals is priced 30% lower than regular Tide, enabling us to reach a much broader spectrum of Indian households. Ace is a mid-tier laundry brand that complements Ariel’s stain removal equity and Bold’s softness equity. Ace has become P&G’s 23rd billion-dollar brand.

Oral Care

Oral-B toothpaste and toothbrush shares in Brazil continue to exceed expectations. Based on our in-market success, we have initiated the second wave of our toothpaste expansion plan which will take us beyond the pharmacy channel. The Oral-B toothpaste launch in Belgium and the Netherlands is also going well—with Oral-B toothpaste approaching double-digit shares and driving P&G to overall Oral Care market share leadership in both countries since being launched in February 2009.

Crest Pro-Health is off to a strong start in China, helping to drive Oral Care shipments in China up high single digits in the final quarter of the fiscal year. The Crest Pro-Health formula is being expanded to other markets around the world, as well.

In March, we launched Crest 3D White in North America. 3D White is a new regimen comprised of toothpaste, brush, rinse and Professional Effects whitestrips that work in combination to clean, whiten and protect teeth while providing health benefits expected from Crest and Oral-B.

Looking Ahead

Many of our most significant innovations just launched in North America between March and June 2010. They will have a much bigger impact on fiscal 2011 than they had this past year as we continue to leverage them in North America and to expand them to additional markets. And, of course, we will bring new innovations to market. More specifically:

•	Pampers with Dry Max will expand across Western Europe this year.

•	Gillette Fusion ProGlide will roll out to more than 40 countries over the next two years.

•	The new Pantene formulations will expand globally over the next two years.

•

We are aggressively working to merge the product innovation and geographic expansion plans of Ambi Pur with the Febreze franchise, following the close of the Ambi Pur acquisition in early July. Our air care business now spans 84 countries.

•

Oral Care is introducing a new Crest Clinical line of products to treat two of the most common oral care problems: gingivitis and tooth sensitivity. The Crest Clinical Sensitivity toothpaste provides the maximum strength available over the counter. Crest Clinical will start shipping in North America in August.

In total, P&G competes in 38 product categories globally, but we are not present in all these categories in all of our priority markets. For example, as a total Company, we compete in less than 50% of potential country/category combinations in our top 50 markets. This presents a tremendous growth opportunity. Our objective is to fill out our product portfolio in every category and then expand to the most relevant geographic markets. This objective is driving clear, strategic choices about where to innovate and expand to ensure our total-Company lineup is reaching more consumers in more parts of the world, more completely.

There are examples in every P&G category. I cite these few just to provide perspective on the strength and breadth of our innovation program. We currently have the strongest multiyear innovation program I’ve seen in my 30-year career at P&G. And as strong as the program has been during this past fiscal year, we are equally pleased with the quality of our pipeline going forward. It’s full of innovations that are sure to touch and improve the lives of consumers for years to come.

P&G has paid a dividend for 120 consecutive years—and 2010 marked the 54th consecutive year of dividend increases.

The amount we returned to P&G shareholders in 2010 in the form of dividends and share repurchases.

The Procter & Gamble Company 5

Investing to Grow, Changing to Lead

We are supporting our innovation program with strong levels of marketing investment. We delivered a 20% increase in consumer impressions—the number of times consumers hear about our brands and new products—this fiscal year, with most of the increase in the second half of the fiscal year behind many of the innovations I just described. This investment is critical. Decades of experience have demonstrated that making people aware of our innovation and motivating them to try our new products is the key to long-term success. When people experience the innovation we bring to market, they are frequently delighted, which in turn drives repurchase and sustainable share growth. This is the foundation of brand building, and P&G is committed to investing sufficiently and consistently to support innovation and build brands that thrive for decades.

One of the most important ways we fuel investments in innovation and brand building is through cost savings and productivity improvements. P&G is very disciplined about cash management and cost reduction. We are strengthening this discipline with a culture that continually simplifies the way we work and increases productivity.

Simplification is a significant opportunity for us, particularly given the breadth of our business and brand portfolios. For example, we have more than 16,000 product formulas and use more than 4,000 colors in our product labels and plastic packaging. Over the next two years, we expect to reduce the number of formulas and package specifications by 30% and to reduce the number of colors we use by 50–75%. Color simplification alone has the potential to generate up to $50 million in annual savings. We have simplification projects underway throughout the Company, led by line management and managed with the same discipline and integration that we use for global product launches. This will remain an ongoing priority for us.

Another good example of how we’re becoming more productive is the “digitization” of P&G. With digitization, our goal is to standardize, automate and integrate systems and data so we can create a real-time operating and decision-making environment. We want P&G to be the most technology-enabled company in the world.

We are targeting a 20–25% reduction in some spending areas and we are looking for a sevenfold increase in real-time data. By getting the right data to the right decision makers at the right time, we can become increasingly efficient and productive.

A good illustration is logistics. We are digitizing our Transportation Management systems, including what we call our “Control Tower.” Think of this as an “air traffic control system” for ground transportation. The real-time information this system provides allows us to coordinate scheduling and truck movement for all inbound and outbound transportation. So far, we’re on track to reduce the number of “deadhead legs”—or, empty truck shipments—by more than 15%. We currently have control tower approaches in place covering about one-quarter of our business in both developing and developed markets. We think increasing the capacity utilization of trucks can save more than $200 million annually.

Another way we are increasing productivity is by turning the Company’s size into scale and our scale into growth. To do this, we are increasingly competing as one Company. Our individual categories, brands, countries and functions are all critical and each has unique value to add. But at the total-Company level, we can create scale advantages by allocating resources more strategically and efficiently than any individual business can do on its own. The combination of the individual components is greater together as one Company than the sum of the parts—and we are focused on maximizing this total value.

We are working across our businesses and markets to leverage P&G scale. A good example is the global sponsorship agreement we signed in July with the International Olympic Committee (IOC). The partnership gives P&G global sponsorship rights for the next five Olympic Games, from London 2012 through the 2020 Olympic Games, enabling the Company to take the Games to the more than 4 billion consumers worldwide served by P&G brands today. The breadth of P&G’s portfolio and the depth of our reach make this the most far-reaching Olympic partnership. It demonstrates the powerful appeal of our brand portfolio and its tremendous global scale. No other consumer products company could create a comparable partnership with the IOC.

The approximate amount P&G invests in innovation each year.

“Never Walk Alone” from P&G’s Proud Sponsor of Moms campaign—“The best commercial of the [Olympic] Games... Gold.” (Stuart Elliott, “Medals for Ads During NBC’s Winter Olympics Coverage,” New York Times, March 2, 2010.)

6 The Procter & Gamble Company

As part of this sponsorship, we also announced the global expansion of our Proud Sponsor of Moms campaign. We will build upon the success of our Team USA partnership at the Vancouver 2010 Olympic Winter Games, which resulted in increased favorability ratings for P&G and our brands, greater market share and nearly $100 million in incremental sales. P&G will leverage the IOC partnership to deliver on our growth strategy and to help improve the lives of athletes, moms and their families around the world in several ways:

•	We will continue to support families of Olympians, reapplying on-site activities from the Vancouver 2010 Olympic Winter Games.

•

As part of the Proud Sponsor of Moms campaign, our Thank You, Mom program will continue in conjunction with the IOC’s inaugural Youth Olympic Games to be held in Singapore in August 2010, helping 25 moms of Youth Olympians from around the world with their travel and lodging costs so they can be in Singapore with their children as they compete.

•

We will produce a documentary video series called “Raising an Olympian, The P&G Momumentary Project” to celebrate the dedication and sacrifice of moms, families and their Olympians. The video series will tell the stories of Olympians as seen through the eyes of their moms. It will be shown leading up to and during the London 2012 Olympic Games and will aim to answer the question, “What does it take to raise an Olympian?”

By leveraging P&G scale and competing more effectively as one Company—rather than as individual businesses and brands alone—we are able to touch and improve more lives while creating meaningful competitive advantage.

Work to Do

While we are encouraged by the Company’s recent performance, I don’t want to imply that we are satisfied. Our results were ahead of our going-in expectations in nearly every area, but we still have some significant opportunities for improvement.

Our results on some big brands and in some big categories have been soft. We are not yet growing share on every business but we have robust innovation and marketing plans in place to accelerate share growth across the portfolio.

We also need to continue our disciplined cost reduction and cash management efforts. We need to take even more cost out because there are still more investments we need to put in to keep driving profitable market share growth.

If we build on our successes, address our shortfalls and implement our strategy with excellence—which is precisely what we are focused on doing—we will continue to accelerate growth on both the top- and bottom-line, and we expect this to be reflected in stronger market share trends.

Inspired to Perform

As I wrote at the beginning of this letter, we have placed significant emphasis on P&G’s Purpose because we believe it inspires people to perform at their peak.

Fulfilling P&G’s Purpose is not merely a noble ideal. It is potentially a game-changing growth strategy because it unleashes creativity and capability. Our purpose as individuals inspires our performance as professionals. The congruence of our Company Purpose and our personal purpose captures our imagination and passion. It focuses us on the consumers we serve and inspires empathy for them that, in turn, leads to insights, big ideas and innovation that drive growth. Simply put: Touching and improving people’s lives motivates peak performance. I believe that to my core.

Everywhere I travel, P&G people and our partners tell me they are inspired by what we can accomplish together. They tell me that they are inspired by the thought of what we can accomplish if we can infuse the work of our entire organization—all 127,000 of us—with the meaning that comes from our Purpose. We’re inspired by the thought of serving five billion people by the middle of this decade, and perhaps touching and improving the lives of nearly every person on the planet in our lifetimes. We’re inspired to create new innovations, ideas, services and products that improve people’s lives in ways we’ve not yet foreseen.

It is all this, taken together, that drives my confidence in P&G’s future. We have all the elements of a high-performing organization in place at P&G: passionate leaders at every level and in every part of our business; sound strategies that continue to provide abundant opportunities to grow; robust systems that enable us to operate with discipline and to collaborate inside and outside the Company; and a culture that enables, demands and rewards high performance. These pillars stand on a foundation of technical competence and the bedrock strength of our Purpose, Values and Principles that constitute the core of P&G.

I am honored to stand alongside Purpose-inspired leaders in every part of our organization who ensure that P&G touches and improves lives every day. It is a privilege to work with such outstanding people and I thank them for all they are doing to touch and improve lives and to grow our business.

Robert A. McDonald
Chairman of the Board, President and Chief Executive Officer

Leadership brands:

173 years

In October 2010, P&G brands will have helped to make everyday life a little better for 173 years.

Gillette
Prestobarba3
Rejoice
Downy
Swiffer
Dusters
360°
always
herbal essences
ACE
DAWN
Dash
Gillette
Fusion
KOLESTON

50 leadership brands

These brands are some of the world's most well-known household names—including innovative new products that comprised five of the top ten most successful new introductions in 2009.*

23 brands

Number of P&G brands that each generate more than one billion dollars in annual sales—including our newest billion-dollar brand, Ace.

Pampers
Cruisers
DURACELL
ARIEL
IAMS
OLAY
head & shoulders
Charmin
Ultra Strong
Gillette MACH3
GAIN
Fixodent
Original

90% of sales

These 50 leadership brands account for 90% of P&G sales.

90% of profits

These 50 leadership brands account for more than 90% of P&G profits.

Cascade
Bounty
Pringles
Luvs
Tide
bounce
Safeguard
SK-II
TAMPAX PEARL
Prilosec OTC
Puffs
Oral-B
Crest PRO-HEALTH
PANTENE
COVERGIRL

125 products

Over the past 15 years, 125 P&G innovations have earned a spot on SymphonyIRI Group's list of each year's 25 most successful new products—more than our six largest competitors combined.*

Bold
2in1
NyQuil
Eukanuba
febreze
BRAUN
Silk-épil 7
Clean
MAGIC ERASER ORIGINAL
PROGLIDE
DOLCE & GABBANA

*Source: SymphonyIRI Group New Product Pacesetters™ report (non-food brands), March 22, 2010 (measured as total year-one dollar sales across food, drug, and mass channels, excluding Walmart).

The Procter & Gamble Company 11

P&G's single, unifying growth strategy is rooted in our enduring Purpose: We will grow by touching and improving more consumers' lives in more parts of the world…more completely.

MORE CONSUMERS | MORE PARTS OF THE WORLD | MORE COMPLETELY

This strategy is working. We're carrying it out across all of our businesses, and around the world. From a rural village in Kenya, to a tight-quartered concrete home in India, to the bustling urban centers of the United States, P&G's growth strategy guides our decisions, our innovations, our investments and our everyday actions.

It's a story best told by the people who are touched by this strategy—consumers around the world, whose everyday lives have become a little better through the innovation and ingenuity of P&G brands and P&G people.

Here are just some of their stories.

12 The Procter & Gamble Company

More consumers

We're touching and improving the lives of more consumers, with innovative products that expand our category portfolios vertically up and down value tiers—delivering the right combination of performance and value to every consumer.

The Procter & Gamble Company 13

Delighting Consumers with Crest in China

We are reaching more consumers in China with the launch of Crest Pro-Health, P&G's best toothpaste technology, designed to address the seven common oral health issues that dentists check most.

In China, millions of consumers are tech-savvy, relying heavily on social media for advice on making purchase decisions. Crest identified bloggers across China who were the most respected voices on matters of lifestyle and oral health. On November 17, 2009, these bloggers came to P&G to experience the technology of Crest Pro-Health and become true experts and advocates for the brand.

Over the next 3 weeks, 18 blog posts from 14 bloggers reached more than 140 million current and potential Crest consumers, generating high awareness and early trial of the new Crest Pro-Health products. This innovation is off to a fast start, outperforming initial sales forecasts by more than 30% since launch.

Crest
PRO HEALTH
7

14 The Procter & Gamble Company

Reaching More Laundry Consumers in India

Tide
naturals

Reaching more consumers in India's laundry market meant developing a detergent with just the right balance of cleaning performance and mildness at an affordable price.

About 80% of consumers in India—200 million households—wash their laundry by hand. With their extremely limited laundry detergent budgets, most Indian consumers settle for the lowest priced powders, which can irritate hands during and after washing.

P&G launched Tide Naturals in India in December 2009. With unique ingredients developed at our Beijing Technical Center, Tide Naturals balances cleaning and mildness at a price 30% lower than regular Tide. It also dissolves in water—unlike most competitive products in the low price range, which leave gritty materials in the wash water that can be harsh to hands. And its unique scent containing natural oils offers an attractive benefit to Indian consumers that other low-cost detergents don't.

With the introduction of Tide Naturals, P&G now offers laundry detergents at three distinct performance and pricing levels, delivering a solid value that is now affordable for more than 70% of Indian consumers. Currently available in about 600,000 outlets in India, Tide Naturals is an innovation that is helping P&G improve the lives of more consumers, like Sandhya, who are delighted by its many performance benefits and value.

The Procter & Gamble Company 15

"Tide Naturals powder is very nice—I really like it! I can use less of it than my previous powder. Its granules have no harshness, yet it cleans better. And it has a very nice scent that helps keep my hands smelling fresh, clean and soft. I no longer need to use a brush, and dirt comes out of our clothes faster and easier—even my kids' clothes. I don't feel it's a chore anymore to wash clothes. My family also complimented me. My husband noticed a difference and asked me what powder I was using. He and my kids say it gives shine to their clothes. I want to share my experience with Tide Naturals with everyone, so they can see the difference. If they use it once, they will continue to use it for life."

SANDHYA, INDIA

For more, watch Sandhya at www.pg.com/ar2010/tide.

16 The Procter & Gamble Company

More parts of the world

We're touching and improving lives in more parts of the world, by innovating and expanding our business into new geographies where we didn't previously compete.

The Procter & Gamble Company 17

Expanding Olay's Presence in Mexico

As the number one facial skin care brand in the world, Olay set its sights on reaching more consumers in Mexico—a market ripe for Olay's unique blend of superior benefit and value over other facial skin care brands.

The November 2009 launch of Olay Regenerist Micro-Sculpting Cream in Mexico reapplied proven approaches that had been successful in other regions around the world to build excitement before, during and after the product line launch. Before launch, a pre-seeding campaign invited consumers to reserve their sample of Regenerist, which had an overwhelming response. During the launch, the Mexico go-to-market organization made Olay Regenerist the focal point of its multi-brand retail merchandising programs, lifting Olay's awareness and visibility among Mexican retailers and consumers alike. A post-launch campaign featured endorsements from the Mexican Dermatologist Association, strengthening Olay's credibility and reinforcing the brand's benefit and value messages.

The Regenerist Micro-Sculpting Cream launch has propelled Olay to an 8% share in Mexico's highly competitive facial moisturizer market. Olay continues to gain ground, daring to change the future for the better for more Mexican women.

OLAY
REGENERIST

18 The Procter & Gamble Company

always
ultra
8
Fresh

Providing Hygiene & Education in Africa with Always

Five hundred million women—and one out of every five teens on the planet—live in Africa. Today, millions of these girls and women still do not use pads for protection during their periods. But this is changing. Through a holistic campaign, Always is improving the lives of these women and girls in more places on this vast and diverse continent.

One element of the campaign expands Always distribution, which has now reached 450,000 outlets in Africa. This is improving the commercial availability of Always, not just in big capital cities, but also in some smaller towns and rural areas.

Another Always campaign element includes a puberty education program conducted in partnership with local public education and health organizations. Reaching 3 million African girls and women each year, the program includes sampling and activities in classrooms and some mobile clinics, teaching girls about puberty, the basics of feminine hygiene and sanitary protection.

Always is improving the lives of some of these African girls in ways that go beyond the benefits of hygiene alone. Today, many girls in Africa miss school during their period because they lack awareness of and access to proper sanitary protection. This can impact their chance to complete their education and succeed in life. By providing access to puberty education and sanitary protection with Always, we are able to improve the everyday lives of girls like Jane in very meaningful ways.

The Procter & Gamble Company 19

"My education is one of the most important things in my life. I first learned about Always from my sister, who told me Always would help keep me dry and comfortable, even when I am in class. Today, I buy Always from the local shop. Without Always, I would be missing school. Now that I am more comfortable in class, I can concentrate better on what the teacher is saying."

JANE, KENYA

For more, watch Jane at www.pg.com/ar2010/always.

20 The Procter & Gamble Company

More completely

We're touching and improving lives more completely by innovating to enhance the performance of existing products, by creating or entering adjacent categories and by driving regimen use that broadens our product portfolios and improves consumers' experiences with our brands.

The Procter & Gamble Company 21

Delighting Babies & Parents with Pampers

In ongoing conversations with moms and dads around the world, the Pampers team hears a common theme: We want the very best for our baby. They also hear that improving babies' lives more completely means designing a diaper that is as comfortable as clothing, with zero trade-offs in absorbency and dryness.

Launched in fiscal 2010, Pampers with Dry Max is the brand's biggest innovation in 25 years. Dry Max's 20% thinner, flexible design wears more like clothing than ever, and is Pampers' driest diaper ever.

Featured initially in Pampers Swaddlers and Cruisers in North America, Dry Max was launched in May 2010 in the Pampers New Baby and Active Fit lines in the United Kingdom, where May/June shipments of Active Fit were up more than 20% versus a year ago. Pampers is planning to expand Dry Max to more markets in Europe in fiscal 2011.

Pampers
Active Fit
28
4

22 The Procter & Gamble Company

Continually Improving the Shaving Experience with Gillette

POWER
Gillette
Fusion
PROGLIDE

Even with the great gains Gillette has made in shaving technology over the past century, most men still experience some discomfort during and after shaving, especially when the blades tug and pull on facial hairs.

In June 2010 we introduced the Gillette Fusion ProGlide shaving system and Gillette Fusion ProSeries skin care—innovations that combine Gillette's 100-year shaving heritage and P&G's deep understanding of skin.

The Fusion ProGlide shaving system features a series of seven innovations, including thinner, finer-edged blades; a new blade stabilizer; and a "snowplow" comfort guard, which channels away excess shave prep to help maintain optimal blade contact for a close, comfortable shave. The Fusion ProSeries skin care line features the first mass market men's thermal facial scrub, as well as a sensitive skin face wash and cooling lotion to deliver comfort throughout the shaving process. By expanding the shaving regimen horizontally into adjacent categories, we're providing cutting-edge performance and comfort before, during and after a man's shave.

Fusion ProGlide and ProSeries skin care products will expand to more than 40 new countries over the next two years, providing more and more consumers with the best shave a man can get.

The Procter & Gamble Company 23

"I've been shaving with Gillette blades since I got my first one on my 18th birthday. Looking back over the years at the progression from the first Mach3 to Fusion, the evolution has been impressive. Last night, I purchased a sneak preview of the Fusion ProGlide. Its overall design was enough to catch my attention, but my delight didn't stop there. To make a long story short, the Fusion ProGlide is, hands down, the best Gillette shave I've ever had. Keep up the good work."

MARK, UNITED STATES

For more, watch Mark at www.pg.com/ar2010/gillette.

24 The Procter & Gamble Company

P&G Innovations: The Story Continues

P&G Innovations
P&G
WORLDWIDE PARTNER
latest innovations

The Procter & Gamble Company 25

Innovation is and has always been the heart of P&G's success. It is the primary way our Company and our brands touch and improve lives—and, as a result, grow our business. Today, we have a strong, global, multiyear innovation program that is driving profitable share growth around the world.

Visit www.pginnovation.com for the most up-to-date highlights of innovations coming from P&G across virtually every product category.

P&G
latest innovations
Tide
Oral-B

26 The Procter & Gamble Company

Touching and Improving Lives in Times of Crisis

P&G's commitment to help rebuild lives after disasters is a natural expression of our Purpose to improve lives. Through our people, our products and our partners, we rely on our strengths and a disciplined process to ensure that all of our efforts—both immediate and long-term—are making a meaningful difference.

PUR

Tide
Tide

Our global disaster response approach allows us to respond quickly and effectively. Our first concern is for the safety and welfare of our employees. Within hours, we are also in contact with our humanitarian partners to understand the scope and impact of the crisis, and how best to respond.

The most immediate way we often help is to provide PUR Purifier of Water packets. Natural disasters can leave places that typically have safe drinking water suddenly without it. These packets transform dirty, unsafe water into clean drinking water in 30 minutes, so they can be very useful in times of crisis. We have worked closely with several of our partners to strategically place depots of PUR packets around the world, making them more readily available when needed.

In addition to cash donations, we often provide products. From our soap and personal hygiene products to our laundry, diaper and cleaning products, our brands can help restore a sense of normalcy to the disrupted lives of those caught in the aftermath of a disaster.

This year found the world facing a large number of natural disasters, including:

Haiti Earthquake, January 2010: P&G immediately started working with many disaster relief partners to move PUR packets into Haiti. Dr. Greg Allgood, Director of our P&G Children's Safe Drinking Water program, traveled to Haiti to help train field personnel how to use and deploy PUR. Many of our employees around the world generously contributed to a special Company-matched fund that was distributed to these partners for the most urgent needs. We also donated products—brands like Pampers, Duracell, Always, Crest, Oral-B and Pantene. The Tide Loads of Hope program also committed to help, donating the profits from all Tide Loads of Hope vintage tees sold in February and March. The funds are being used to rebuild the laundry rooms of the National University Hospital of the State of Haiti in Port-au-Prince, and Zanmi Beni, a home for disabled orphans and abandoned children.

Chile Earthquake, February 2010: Some P&G employees worked to provide PUR packets, products and monetary contributions. Others worked to repair our facilities and get them operational again in just two weeks. Restoring our operations back to full function helped our employees, suppliers and customers get back into the rhythm of everyday life.

P&G employees participated in many volunteer activities, including a trip that 56 employees took to Villa Prat, a town located three hours from Santiago. While there, some of our employees distributed building materials. Others played football, danced and painted with the local children to give their parents a break from the stress of living in temporary housing.

The Procter & Gamble Company 27

Financial Contents

Management’s Responsibility for Financial Reporting	28
Management’s Report on Internal Control over Financial Reporting	29
Reports of Independent Registered Public Accounting Firm	29

Management’s Discussion and Analysis
Overview	31
Summary of 2010 Results	34
Forward-Looking Statements	34
Results of Operations	35
Segment Results	38
Financial Condition	43
Significant Accounting Policies and Estimates	46
Other Information	48

Audited Consolidated Financial Statements
Consolidated Statements of Earnings	51
Consolidated Balance Sheets	52
Consolidated Statements of Shareholders’ Equity	53
Consolidated Statements of Cash Flows	54
Notes to Consolidated Financial Statements	55

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

Exerting rigorous oversight of the business. We continuously review business results and strategic choices. Our Global Leadership Council is actively involved—from understanding strategies to reviewing key initiatives, financial performance and control assessments. The intent is to ensure we remain objective, identify potential issues, continuously challenge each other and ensure recognition and rewards are appropriately aligned with results.

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

R.A. McDonald
Chairman of the Board, President and Chief Executive Officer

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of June 30, 2010, using criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and concluded that the Company maintained effective internal control over financial reporting as of June 30, 2010, based on these criteria.

Deloitte & Touche LLP, an independent registered public accounting firm, has audited the effectiveness of the Company’s internal control over financial reporting as of June 30, 2010, as stated in their report which is included herein.

R.A. McDonald
Chairman of the Board, President and Chief Executive Officer

J.R. Moeller
Chief Financial Officer August 13, 2010

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

The Procter & Gamble Company

We have audited the accompanying Consolidated Balance Sheets of The Procter & Gamble Company and subsidiaries (the “Company”) as of June 30, 2010 and 2009, and the related Consolidated Statements of Earnings, Shareholders’ Equity, and Cash Flows for each of the three years in the period ended June 30, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such Consolidated Financial Statements present fairly, in all material respects, the financial position of the Company at June 30, 2010 and 2009, and the results of its operations and cash flows for each of the three years in the period ended June 30, 2010, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of June 30, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 13, 2010 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Cincinnati, Ohio
August 13, 2010

30 The Procter & Gamble Company

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

The Procter & Gamble Company

We have audited the internal control over financial reporting of The Procter & Gamble Company and subsidiaries (the “Company”) as of June 30, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Consolidated Financial Statements of the Company as of and for the year ended June 30, 2010 and our report dated August 13, 2010 expressed an unqualified opinion on those financial statements.

Cincinnati, Ohio
August 13, 2010

The Procter & Gamble Company 31

Management’s Discussion and Analysis

The purpose of this discussion is to provide an understanding of P&G’s financial results and condition by focusing on changes in certain key measures from year to year. Management’s Discussion and Analysis (MD&A) is organized in the following sections:

•	Overview

•	Summary of 2010 Results

•	Forward-Looking Statements

•	Results of Operations

•	Segment Results

•	Financial Condition

•	Significant Accounting Policies and Estimates

•	Other Information

Throughout MD&A, we refer to measures used by management to evaluate performance, including unit volume growth, net sales and net earnings. We also refer to a number of financial measures that are not defined under accounting principles generally accepted in the United States of America (U.S. GAAP), including organic sales growth, core earnings per share (Core EPS), free cash flow and free cash flow productivity. Organic sales growth is sales growth excluding the impacts of foreign exchange, acquisitions and divestitures. Core EPS is diluted net earnings per share from continuing operations excluding certain specified charges. Free cash flow is operating cash flow less capital spending. Free cash flow productivity is the ratio of free cash flow to net earnings. We believe these measures provide investors with important information that is useful in understanding our business results and trends. The explanation at the end of MD&A provides more details on the use and the derivation of these measures.

Management also uses certain market share and market consumption estimates to evaluate performance relative to competition despite some limitations on the availability and comparability of share and consumption information. References to market share and market consumption in MD&A are based on a combination of vendor-reported consumption and market size data, as well as internal estimates. All market share references represent the percentage of sales in dollar terms of our products relative to all product sales in the category. In certain situations, we discuss volume share, which is the percentage of unit volume of our products relative to all products sold in the category.

Recent Business Developments

In October 2009, we sold our global pharmaceuticals business to Warner Chilcott plc (Warner Chilcott) for $2.8 billion, net of assumed and transferred liabilities. Under the terms of the agreement, Warner Chilcott acquired our portfolio of branded pharmaceuticals products, our prescription drug product pipeline and our manufacturing facilities in Puerto Rico and Germany. The pharmaceuticals business had historically been part of the Health Care reportable segment. In accordance with the applicable accounting guidance for the disposal of long-lived assets, the results of our pharmaceuticals business are presented as discontinued operations and, as such, have been excluded from continuing operations and from segment results for all periods presented.

Effective July 2009, we implemented a number of changes to our organization structure for the Beauty Global Business Unit (GBU), which resulted in changes to the components of its segment structure. As a result, the Beauty GBU became the Beauty and Grooming GBU and reportable segments under the GBU moved to a new consumer-oriented alignment. The two reportable segments within the Beauty and Grooming GBU continue to be Beauty and Grooming. However, female blades and razors transitioned from Grooming to Beauty. In addition, certain male-focused brands and businesses, such as Old Spice and Gillette personal care, moved from Beauty to Grooming. These changes have been reflected in our segment reporting beginning in fiscal year 2010. Our historical segment reporting, including both the MD&A and footnotes to the accompanying Consolidated Financial Statements for the years ended June 30, 2009 and 2008, has also been restated to reflect the new structure.

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

The coffee business had historically been part of the Company’s Snacks, Coffee and Pet Care reportable segment, as well as the coffee portion of the away-from-home business which was included in the Fabric Care and Home Care reportable segment. In accordance with the applicable accounting guidance for the disposal of long-lived assets, the results of our coffee business are presented as discontinued operations and, as such, have been excluded from continuing operations and from segment results for all periods presented. The Snacks, Coffee and Pet Care reportable segment was renamed Snacks and Pet Care to reflect this change.

OVERVIEW

Our business is focused on providing branded consumer packaged goods of superior quality and value to our consumers around the world. This will enable us to execute our Purpose-inspired growth strategy: to touch and improve more consumers’ lives, in more parts of the world, more completely. We believe this will result in leadership sales, earnings and value creation, allowing employees, shareholders and the communities in which we operate to prosper.

Our products are sold in more than 180 countries primarily through mass merchandisers, grocery stores, membership club stores, drug stores and high-frequency stores, the neighborhood stores which serve many consumers in developing markets. We continue to expand our presence in other channels, including department stores, perfumeries, pharmacies, salons and e-commerce. We have on-the-ground operations in approximately 80 countries.

32 The Procter & Gamble Company	Management’s Discussion and Analysis

Our market environment is highly competitive with global, regional and local competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers’ private-label brands. Additionally, many of the product segments in which we compete are differentiated by price (referred to as super-premium, premium, mid-tier value and low-tier economy products). Generally speaking, we compete with super-premium, premium and mid-tier value products and are well positioned in the industry segments and markets in which we operate—often holding a leadership or significant market share position.

Organizational Structure

Our organizational structure is comprised of three Global Business Units (GBUs), along with Global Operations, Global Business Services (GBS) and Corporate Functions (CF).

GLOBAL BUSINESS UNITS

Our three GBUs are Beauty and Grooming, Health and Well-Being and Household Care. The primary responsibility of the GBUs is to develop the overall strategy for our brands. They identify common consumer needs, develop new product innovations and upgrades and build our brands through effective commercial innovations and marketing plans.

Under U.S. GAAP, the business units comprising the GBUs are aggregated into six reportable segments: Beauty; Grooming; Health Care; Snacks and Pet Care; Fabric Care and Home Care; and Baby Care and Family Care. The following provides additional detail on our GBUs and reportable segments and the key product and brand composition within each.

Beauty and Grooming

Beauty: We are a global market leader in the beauty category. Most of the beauty markets in which we compete are highly fragmented with a large number of global and local competitors. In female beauty, we compete with a wide variety of products, ranging from cosmetics to female blades and razors to skin care. Our largest female beauty brand is Olay, which is the top facial skin care brand in the world with approximately 10% of the global market share. In hair care, we compete in both the retail and salon professional channels. We are the global market leader in the retail hair care market with over 20% of the global market share behind Pantene and Head & Shoulders. In the prestige channel, we compete primarily with prestige fragrances and the SK-II brand. We are one of the global market leaders in prestige fragrances, primarily behind the Dolce & Gabbana, Gucci and Hugo Boss fragrance brands.

Grooming: We hold leadership market share in the male blades and razors market on a global basis and in nearly all of the geographies in which we compete. Our global male blades and razors market share is approximately 70%, primarily behind the Gillette franchise including Fusion and Mach3. We also compete in male personal care with deodorants, face and shave preparation, hair and skin care and personal cleansing products. Our beauty electronics and small home appliances are sold under the Braun brand in a number of markets around the world, where we compete against both global and regional competitors. Our primary focus in this area is electric hair removal devices, such as electric razors and epilators, where we hold approximately 30% of the male shavers market and 50% of the female epilators market.

Health and Well-Being

Health Care: We compete in oral care, feminine care and personal health. In oral care, there are several global competitors in the market, and we have the number two market share position with approximately 20% of the global market. We are the global market leader in the feminine care category with about 35% of the global market share. In personal health, we are the market leader in nonprescription heartburn medications behind Prilosec OTC and in respiratory treatments with Vicks.

GBU	Reportable Segment	% of Net Sales*	% of Net Earnings*	Categories	Billion Dollar Brands
BEAUTY AND GROOMING	Beauty	24%	23%	Cosmetics, Female Antiperspirant and Deodorant, Female Personal Cleansing, Female Shave Care, Hair Care, Hair Color, Hair Styling, Pharmacy Channel, Prestige Products, Salon Professional, Skin Care	Head & Shoulders, Olay, Pantene, Wella
	Grooming	10%	13%	Beauty Electronics, Home Small Appliances, Male Blades and Razors, Male Personal Care	Braun, Fusion, Gillette, Mach3
HEALTH AND WELL-BEING	Health Care	14%	16%	Feminine Care, Gastrointestinal, Incontinence, Rapid Diagnostics, Respiratory, Toothbrush, Toothpaste, Water Filtration, Other Oral Care	Always, Crest, Oral-B
	Snacks and Pet Care	4%	3%	Pet Care, Snacks	Iams, Pringles
HOUSEHOLD CARE	Fabric Care and Home Care	30%	28%	Additives, Air Care, Batteries, Dish Care, Fabric Enhancers, Laundry, Surface Care	Ace, Ariel, Dawn, Downy, Duracell, Gain, Tide
	Baby Care and Family Care	18%	17%	Baby Wipes, Diapers, Paper Towels, Tissues, Toilet Paper	Bounty, Charmin, Pampers

*	Percent of net sales and net earnings from continuing operations for the year ended June 30, 2010 (excluding results held in Corporate).

Management’s Discussion and Analysis	The Procter & Gamble Company 33

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

Household Care

Fabric Care and Home Care: This segment is comprised of a variety of fabric care products, including laundry detergents, additives and fabric enhancers; home care products, including dishwashing liquids and detergents, surface cleaners and air fresheners; and batteries. In fabric care, we generally have the number one or number two share position in the markets in which we compete and are the global market leader, with about 30% of the global market share. Our global home care market share is over 15% across the categories in which we compete. In batteries, we compete primarily behind the Duracell brand and have approximately 25% of the global battery market share.

Baby Care and Family Care: In baby care, we compete primarily in diapers and baby wipes, with approximately 35% of the global market share. We are the number one or number two baby care competitor in most of the key markets in which we compete, primarily behind Pampers, the Company’s largest brand, with annual net sales of approximately $9 billion. Our family care business is predominantly a North American business comprised primarily of the Bounty paper towel and Charmin toilet paper brands. U.S. market shares are approximately 45% for Bounty and over 25% for Charmin.

GLOBAL OPERATIONS

Global Operations is comprised of our Market Development Organization (MDO), which is responsible for developing go-to-market plans at the local level. The MDO includes dedicated retail customer, trade channel and country-specific teams. It is organized along five geographic units: North America, Western Europe, Central & Eastern Europe/Middle East/Africa (CEEMEA), Latin America and Asia, which is comprised of Japan, Greater China and ASEAN/Australia/India/Korea (AAIK). Throughout MD&A, we reference business results in developing markets, which we define as the aggregate of CEEMEA, Latin America, AAIK and Greater China, and developed markets, which are comprised of North America, Western Europe and Japan.

GLOBAL BUSINESS SERVICES

GBS provides technology, processes and standard data tools to enable the GBUs and the MDO to better understand the business and better serve consumers and customers. The GBS organization is responsible for providing world-class solutions at a low cost and with minimal capital investment.

CORPORATE FUNCTIONS

CF provides Company-level strategy and portfolio analysis, corporate accounting, treasury, external relations, governance, human resources and legal, as well as other centralized functional support.

Strategic Focus

We are focused on strategies that we believe are right for the long-term health of the Company and will deliver total shareholder return in the top one-third of our peer group. The Company’s long-term financial targets are:

•	Grow organic sales 1% to 2% faster than market growth in the categories and geographies in which we compete,

•	Deliver earnings per share (EPS) growth of high single digits to low double digits, and

•	Generate free cash flow productivity of 90% or greater.

In order to achieve these targets, we have created one over-arching strategy, inspired by our Purpose. At the heart of this strategy is innovating to win by touching and improving the lives of:

•

More Consumers. We are improving more consumers’ lives by innovating and expanding our product portfolio vertically, up and down value tiers. We continue to successfully develop and launch premium innovations focused on improving consumer value through enhanced performance. We are also serving consumers who are more price conscious through lower-priced offerings with superior performance versus other mid-tier and value-tier alternatives.

•

In More Parts of the World. We are improving lives in more parts of the world by innovating and expanding our existing product portfolio geographically into new markets. We are increasing our presence in developing markets and increasing the amount of sales from these markets by focusing on affordability, accessibility and awareness of our brands.

•

More Completely. We are improving lives more completely by innovating to improve existing products and creating or entering adjacent categories. We are driving regimen use that broadens the occasions for which our brands can serve the needs of each consumer. By attracting new consumers into our existing brand franchises and broadening the products used by our current consumers, we are able to build scale, reduce costs and profitably grow market share.

To achieve our targets, we will also leverage P&G’s core strengths that create competitive advantages and are critical to winning in the consumer products industry: consumer knowledge; innovation; brand-building; go-to-market capabilities and scale. We are coordinating our activities across categories and markets, acting more intentionally as one Company. We are placing particular emphasis on execution, simplification and scale as key improvement areas that will enable P&G to create the greatest value and competitive advantage. Finally, we are strengthening the depth, breadth and quality of leadership at all levels of the Company to make P&G a more demand-driven, real-time, future-focused organization.

34 The Procter & Gamble Company	Management’s Discussion and Analysis

SUMMARY OF 2010 RESULTS

•	Net sales increased 3% to $78.9 billion.

•	Organic sales increased 3%.

•	Unit volume increased 4% versus the prior year, behind mid-single-digit growth in developing regions and low single-digit growth in developed regions.

•	Net earnings decreased 5% to $12.7 billion.

•	Net earnings from continuing operations increased 2% to $10.9 billion behind sales growth and operating margin expansion, partially offset by a higher effective tax rate.

•

Operating margin expanded 30 basis points versus the prior year due to higher gross margins, mostly offset by an increase in selling, general and administrative expenses (SG&A) as a percentage of net sales.

•

Net earnings from discontinued operations declined $1.0 billion to $1.8 billion due to the loss of contribution from the divested pharmaceuticals and coffee businesses and lower current period gains on the sale of discontinued operations.

•	Diluted net earnings per share declined 4% to $4.11.

•	Diluted net earnings per share from continuing operations increased 4% to $3.53.

•	Diluted net earnings per share from discontinued operations declined 33% to $0.58.

•	Core EPS grew 6% to $3.67.

•	Cash flow from operating activities was $16.1 billion.

•	Free cash flow was $13.0 billion.

•	Free cash flow productivity was 102% and included a negative 23% impact resulting from the global pharmaceuticals divestiture.

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

Ability to Achieve Business Plans. We are a consumer products company and rely on continued demand for our brands and products. To achieve business goals, we must develop and sell products that appeal to consumers and retail trade customers. Our continued success is dependent on leading-edge innovation with respect to both products and operations and on the continued positive reputations of our brands. This means we must be able to obtain patents and respond to technological advances and patents granted to competition. Our success is also dependent on effective sales, advertising and marketing programs in an increasingly fragmented media environment. Our ability to innovate and execute in these areas will determine the extent to which we are able to grow existing sales and volume profitably, especially with respect to the product categories and geographic markets (including developing markets) in which we have chosen to focus. We operate in an increasingly volatile economic environment with high levels of competitive activity. To address these challenges, we must respond to competitive factors, including pricing, promotional incentives, trade terms and product initiatives. We must manage each of these factors, as well as maintain mutually beneficial relationships with our key customers, in order to effectively compete and achieve our business plans. As a company that manages a portfolio of consumer brands, our ongoing business model involves a certain level of ongoing acquisition and divestiture activities. We must be able to successfully manage the impacts of these activities, while at the same time delivering against base business objectives. Our success will also depend on our ability to maintain key information technology systems.

Cost Pressures. Our costs are subject to fluctuations, particularly due to changes in commodity prices, raw materials, cost of labor, foreign exchange and interest rates. Therefore, our success is dependent, in part, on our continued ability to manage these fluctuations through pricing actions, cost savings projects, sourcing decisions and certain hedging transactions. We also must manage our debt and currency exposure, especially in certain countries with currency exchange controls, such as Venezuela, China and India. We need to maintain key manufacturing and supply arrangements, including sole supplier and sole manufacturing plant arrangements. We must implement, achieve and sustain cost improvement plans, including our outsourcing projects and those related to general overhead and workforce optimization. Successfully managing these changes, including identifying, developing and retaining key employees, is critical to our success.

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

Regulatory Environment. Changes in laws, regulations and the related interpretations and enforcement actions may alter the environment in which we do business. This includes changes in environmental, competitive and product-related laws, as well as changes in accounting standards, taxation requirements and enforcement penalties. Our ability to manage regulatory, tax and legal matters (including product liability, patent, intellectual property, competition law matters and tax policy) and to resolve pending legal matters within current estimates may impact our results.

Management’s Discussion and Analysis	The Procter & Gamble Company 35

RESULTS OF OPERATIONS

Net Sales

Net sales increased 3% in 2010 to $78.9 billion on a 4% increase in unit volume. Volume increased low single digits in developed regions and mid-single digits in developing regions. All geographic regions contributed to volume growth, led by high single-digit growth in Asia and CEEMEA. Volume growth for the reportable segments was mixed, with low single-digit increases in the Beauty, Grooming and Health Care segments, a mid-single-digit increase in the Fabric Care and Home Care segment and a high single-digit increase in the Baby Care and Family Care segment, partially offset by a low single-digit decline in the Snacks and Pet Care segment. Price increases added 1% to net sales as increases taken primarily in developing regions to offset local currency devaluations were partially offset by more recent price reductions to improve consumer value. Mix reduced net sales by 1% behind disproportionate growth in developing regions, which have lower than Company average selling prices, and relatively weaker shipments of Salon Professional, Prestige, Personal Health Care and Pet Care, which have higher than Company average selling prices. Organic sales were up 3%, led by mid-single-digit growth across the Fabric Care and Home Care and the Baby Care and Family Care segments. Unfavorable foreign exchange reduced net sales growth by 1% as the U.S. dollar strengthened versus key foreign currencies.

Net sales decreased 3% in 2009 to $76.7 billion behind a 3% decline in unit volume. Unfavorable foreign exchange reduced net sales by 4% as many foreign currencies weakened versus the U.S. dollar. Price increases, taken across all segments, primarily to offset higher commodity costs and foreign exchange impacts, added 5% to net sales. Negative product mix reduced net sales by 1% mainly due to disproportionate volume declines in our more discretionary categories and channels (primarily Prestige, Salon Professional and Appliances), along with Personal Health Care, all of which have higher than Company average selling prices. Every reportable segment except Baby Care and Family Care reported volume declines led by mid-single-digit declines in Grooming and Snacks and Pet Care. Volume in both developed and developing regions was below previous year levels. Organic volume, which excludes the impact of acquisitions and divestitures, declined 2%. Organic sales increased 2% behind the net benefit of pricing and mix. Net sales levels in 2009 were negatively impacted by the global economic downturn and credit crisis that began during that period which, along with the aforementioned price increases, contributed to market contractions, trade inventory reductions and share declines in certain businesses. These impacts were more pronounced in our more discretionary categories.

Operating Costs

Comparisons as a percentage of net sales; Years ended June 30	2010	Basis Point Change	2009	Basis Point Change	2008
Gross margin	52.0%	250	49.5%	(100)	50.5%
Selling, general and administrative expense	31.7%	220	29.5%	(80)	30.3%
Operating margin	20.3%	30	20.0%	(20)	20.2%
Earnings from continuing operations before income taxes	19.1%	30	18.8%	0	18.8%
Net earnings from continuing operations	13.9%	0	13.9%	(30)	14.2%

36 The Procter & Gamble Company	Management’s Discussion and Analysis

Gross margin expanded 250 basis points in 2010 to 52.0% of net sales. Manufacturing and logistics cost savings projects and lower commodity and energy costs positively impacted gross margin by about 280 basis points. Volume scale leverage and price increases also contributed to gross margin expansion. These impacts were partially offset by unfavorable foreign exchange and product mix impacts.

Gross margin declined 100 basis points to 49.5% of net sales in 2009. Higher commodity and energy costs, partially offset by savings projects on raw and packing materials, negatively impacted gross margin by about 250 basis points. Unfavorable foreign exchange and incremental restructuring charges also negatively impacted gross margin. These impacts were partially offset by price increases and manufacturing and logistics cost savings.

Total selling, general and administrative expenses (SG&A) increased 10% to $25.0 billion in 2010 behind higher marketing, overhead and other operating expenses. SG&A as a percentage of net sales increased 220 basis points to 31.7% due to higher marketing and other operating expenses as a percentage of net sales, while overhead spending as a percentage of sales was in line with the prior year. Marketing spending as a percentage of net sales was up 150 basis points as additional marketing investments, primarily to increase media impressions, and the impact of reduced spending in the fourth quarter of 2009 were partially offset by media rate savings. Advertising spending as a percentage of net sales was up 110 basis points versus 2009 behind investments to support initiatives and business growth. Overhead spending as a percentage of net sales was consistent with the prior year as additional spending to support business growth was offset by productivity improvements and lower restructuring charges. Other operating expenses as a percentage of net sales increased 70 basis points mainly due to an increase in Venezuela-related foreign currency exchange costs of $492 million (see further discussion in the following paragraphs) and charges for potential competition law fines of $283 million.

Because of currency restrictions in Venezuela, payments for certain imported goods and services have historically been satisfied by exchanging Bolivares Fuertes for U.S. dollars through securities transactions in the parallel market rather than at the more favorable official exchange rate. At the discretion of management, these securities transactions can be utilized to manage exposure to currency movements on local cash balances. A reduction in the availability of foreign currency at the official exchange rate and an increased spread between the official and parallel exchange rates during most of fiscal 2010 resulted in increased costs for exchange transactions executed using securities transactions in the parallel market during 2010. For a more detailed discussion of the impacts of and recent events in Venezuela, see the section entitled “Venezuela Currency Impacts” at the end of this Results of Operations section.

SG&A decreased 6% to $22.6 billion in 2009 driven primarily by foreign currency impacts and cost reduction efforts. SG&A as a percentage of net sales was down 80 basis points due to lower marketing expenses and the impact of foreign currency transaction gains on working capital balances caused by strengthening of the U.S. dollar. Marketing expenses were down as a percentage of net sales for the total Company and for most reportable segments mainly due to media rate reductions, foreign exchange and reductions in the amount of media purchased primarily in the fourth fiscal quarter. Overhead spending as a percentage of net sales was up 30 basis points versus the prior year as productivity improvements were more than offset by the negative impacts of sales deleverage and incremental restructuring charges.

We fund a number of restructuring-type activities, primarily related to manufacturing and workforce optimization efforts, to maintain a competitive cost structure and to integrate acquired businesses. Within our results of continuing operations, after-tax charges to fund restructuring-type activities declined approximately $220 million in 2010. In 2009, we executed approximately $270 million after-tax of additional restructuring-type activities versus 2008 in order to offset the dilution caused by the disposition of our coffee business.

Non-Operating Items

Interest expense decreased 30% in 2010 to $946 million due primarily to a reduction in interest rates on floating rate debt and a reduction in debt outstanding. In 2009, interest expense decreased 7% to $1.4 billion primarily driven by a reduction in U.S. dollar interest rates, partially offset by a higher debt level primarily to fund share repurchases.

Other non-operating income/(expense), net primarily includes divestiture gains, interest and investment income and the provision for income attributable to noncontrolling interests. Other non-operating income/(expense), net declined $425 million in 2010 to an expense of $28 million mainly due to divestiture gains in the prior year, which included gains on the sale of Thermacare, Noxzema, Infusium and other minor brands, and incremental costs in the current year associated with exercising the call option on an outstanding bond. In 2009, other non-operating income increased $24 million mainly due to higher divestiture gains.

Management’s Discussion and Analysis	The Procter & Gamble Company 37

Income Taxes

The effective tax rate on continuing operations increased 140 basis points to 27.3%. This was primarily due to a $152 million charge for recently enacted legislation which changed the taxation of certain future retiree prescription drug subsidy payments in the United States, the non-deductibility of the aforementioned $283 million charge for potential competition law fines and a lower current-year level of net favorable adjustments to reserves for previously existing uncertain tax positions and foreign tax credits, partially offset by a more favorable current-year geographic mix of earnings. During the current year, net adjustments to prior-year reserves balances for uncertain tax positions benefitted the effective tax rate by 40 basis points versus a 130-basis point benefit in the prior year. In 2009, the effective tax rate from continuing operations was up 180 basis points to 25.9% primarily due to a lower level of net favorable adjustments to reserves for previously existing uncertain tax positions and geographic mix of earnings across all reporting segments resulting from a weakening of key foreign currencies versus the U.S. dollar, partially offset by the utilization of tax credits. Net adjustments to reserves for uncertain tax positions benefitted the effective tax rate by 130 basis points, versus a benefit of 340 basis points in 2008.

Net Earnings

Net earnings from continuing operations were $10.9 billion in 2010, an increase of 2% versus the prior year due mainly to net sales growth and operating margin expansion, partially offset by a higher effective tax rate. Operating margin was up 30 basis points due to an increase in gross margin, mostly offset by an increase in SG&A as a percentage of net sales. Net earnings from continuing operations decreased 5% to $10.7 billion in 2009 mainly due to lower net sales and a higher effective tax rate. Operating margin was down 20 basis points behind a commodity-driven decline in gross margin, partially offset by lower SG&A as a percentage of net sales.

Net earnings from discontinued operations declined $1.0 billion to $1.8 billion in 2010 primarily due to the loss of contribution from the pharmaceuticals business divested in October 2009 and coffee business divested in November 2008 and lower gains on the sale of discontinued operations. The gains on the sale of the global pharmaceuticals business in fiscal 2010 were $1.6 billion versus a $2.0 billion gain on the sale of the coffee business in fiscal 2009. In 2009, net earnings from discontinued operations, which included the results of the coffee and pharmaceuticals businesses, increased $2.0 billion due to the gain on the sale of the coffee business. The loss of earnings contribution from the coffee business in 2009 was mostly offset by an increase in earnings of the pharmaceuticals business.

Diluted net earnings per share declined 4% to $4.11 in 2010 driven by lower net earnings from discontinued operations, partially offset by higher net earnings from continuing operations and a reduction in weighted average shares outstanding resulting from share repurchase activity. Diluted net earnings per share from continuing operations increased 4% to $3.53 behind higher net earnings from continuing operations and the reduction in shares outstanding. Diluted net earnings per share from discontinued operations declined $0.29 to $0.58. The reduction in the number of shares outstanding was driven by treasury share repurchases of $6.0 billion, nearly all of which were made under our publicly announced share repurchase program. This share repurchase program expired on June 30, 2010.

Diluted net earnings per share in 2009 increased 17% to $4.26. The increase was due mainly to the gain on the sale of our coffee business, partially offset by lower net earnings from continuing operations. Diluted net earnings per share from continuing operations in 2009 decreased $0.01 to $3.39. Diluted net earnings per share from discontinued operations was $0.87, comprised primarily of the gain on the sale of the coffee business and operating earnings of the pharmaceuticals business. Diluted net earnings per share was positively impacted by fewer shares outstanding as a result of share repurchase activity and shares tendered in the Folgers coffee transaction. Treasury shares in the amount of $6.4 billion were repurchased in 2009, nearly all of which were made under our publicly announced share repurchase program.

Core EPS was up 6% to $3.67 in 2010. Core EPS represents diluted net earnings per share from continuing operations excluding charges in 2010 for potential competition law fines and recently enacted legislation which changed the taxation of certain future retiree prescription drug subsidy payments in the United States, the 2009 impact of incremental restructuring charges incurred to offset the dilutive impact of the Folgers divestiture and the 2008 impact of significant adjustments to tax reserves. Core EPS grew 6% in 2009 to $3.47.

38 The Procter & Gamble Company	Management’s Discussion and Analysis

Venezuela Currency Impacts

On January 1, 2010, Venezuela was designated as a highly inflationary economy under U.S. GAAP. As a result, the U.S. dollar became the functional currency for our subsidiaries in Venezuela. Beginning in our third fiscal quarter, currency remeasurement adjustments for non-dollar denominated monetary assets and liabilities held by these subsidiaries and other transactional foreign exchange gains and losses are being reflected in earnings and will continue to be reflected in earnings on an ongoing basis. Through December 31, 2009 (prior to being designated as highly inflationary), translation adjustments were reflected in Shareholders’ Equity as part of accumulated other comprehensive income.

On January 8, 2010, the Venezuelan government announced its intention to devalue the Bolivar Fuerte relative to the U.S. dollar. The official exchange rate for imported goods classified as essential, such as food, medicine and capital investments, changed from 2.15 to 2.6, while payments for other non-essential goods moved to an exchange rate of 4.3. Many of our imported products fall into the essential classification and qualify for the 2.6 rate. However, our overall results in Venezuela are reflected in our Consolidated Financial Statements at the 4.3 rate expected to be applicable to dividend repatriations.

The remeasurement of our local balance sheets in the third fiscal quarter to reflect the impact of the devaluation did not materially impact our results. This was due to the relatively small non-dollar denominated net monetary asset position in Venezuela. There will be an ongoing impact related to measuring our income statement at the new exchange rates. Moving from the 2.15 rate to 4.3 will reduce future total Company reported sales by less than 2% on a going basis. For the year ended June 30, 2010, the impact was about 1%. This does not impact our organic sales growth rate, which excludes the impact of foreign currency changes. Versus our original business plans, the exchange rate change reduced our reported earnings per share by approximately $0.08 in 2010, with a similar impact expected in 2011. This impact includes the devaluation impact on Venezuela-related foreign currency exchange costs.

In our fourth fiscal quarter, the Venezuelan government introduced additional exchange controls over securities transactions in the parallel market. They established the Central Bank of Venezuela as the only legal intermediary through which parallel market transactions can be executed and established government control over the parallel exchange rate (which was approximately 5.3 at June 30, 2010). At the same time, they significantly reduced the notional amount of transactions that run through this parallel market mechanism, which has eliminated our ability to access the parallel market to pay for imported goods and/or manage our local monetary asset balances.

As of June 30, 2010, we had net monetary assets denominated in local currency of approximately $350 million. Approximately $170 million of this balance has been remeasured using the parallel rate, because we plan to use that amount of the net assets (largely cash) to satisfy U.S. dollar denominated liabilities that do not qualify for official rate dollars. The availability of the parallel market to settle these transactions is uncertain. The remaining net monetary asset balances are currently reflected within our Consolidated Financial Statements at the 4.3 official exchange rate. Depending on the future availability of U.S. dollars at the official rate, our local U.S. dollar needs and our overall repatriation plans, we have exposure for the differential between the official and parallel exchange rates on this portion of our local monetary assets.

Over time, we will attempt to restore the sales and profit levels achieved prior to the devaluation. However, our ability to do so will be impacted by several factors, including the Company’s ability to mitigate the effect of the devaluation, further actions of the Venezuelan government, economic conditions in Venezuela such as inflation and consumer spending, the availability of raw materials, utilities and energy and the future state of exchange controls in Venezuela including the availability of U.S. dollars at the official foreign exchange rate.

SEGMENT RESULTS

Results for the segments reflect information on the same basis we use for internal management reporting and performance evaluation. Within the Beauty and Grooming GBU, we provide data for the Beauty and the Grooming reportable segments. In the Health and Well-Being GBU, we provide data for the Health Care and the Snacks and Pet Care reportable segments. In the Household Care GBU, we provide data for the Fabric Care and Home Care and the Baby Care and Family Care reportable segments. All references to net earnings throughout the discussion of segment results refer to net earnings from continuing operations.

The results of these reportable business segments do not include certain non-business unit specific costs such as interest expense, investing activities and certain restructuring costs. These costs are reported in our Corporate segment and are included as part of our Corporate segment discussion. Additionally, as described in Note 11 to the Consolidated Financial Statements, we have investments in certain companies over which we exert significant influence, but do not control the financial and operating decisions and, therefore, do not consolidate these companies for U.S. GAAP purposes (“unconsolidated entities”). Given that certain of these investments are managed as integral parts of the Company’s business units, they are accounted for as if they were consolidated subsidiaries for management and segment reporting purposes. This means pretax earnings in the business units include 100% of each pretax income statement component. In determining after-tax earnings in the business units, we eliminate the share of earnings applicable to other ownership interests, in a manner similar to noncontrolling interest, and apply the statutory tax rates. Eliminations to adjust each line item to U.S. GAAP are included in our Corporate segment.

Management’s Discussion and Analysis	The Procter & Gamble Company 39

Net Sales Change Drivers vs. Year Ago (2010 vs. 2009)	Volume with Acquisitions & Divestitures	Volume Excluding Acquisitions & Divestitures	Foreign Exchange	Price	Mix/Other	Net Sales Growth
BEAUTY AND GROOMING
Beauty	3%	4%	0%	1%	-1%	3%
Grooming	1%	1%	0%	4%	-2%	3%
HEALTH AND WELL-BEING
Health Care	3%	3%	0%	1%	-2%	2%
Snacks and Pet Care	-2%	-2%	1%	3%	-1%	1%
HOUSEHOLD CARE
Fabric Care and Home Care	6%	6%	-1%	-1%	-1%	3%
Baby Care and Family Care	7%	7%	-1%	0%	-2%	4%

TOTAL COMPANY	4%	4%	-1%	1%	-1%	3%

Net sales percentage changes are approximations based on quantitative formulas that are consistently applied.

Beauty and Grooming

BEAUTY

($ millions)	2010	Change vs. Prior Year	2009	Change vs. Prior Year
Volume	n/a	+3%	n/a	-2%
Net sales	$19,491	+3%	$18,924	-4%
Net earnings	$2,712	+2%	$2,664	-6%

Beauty net sales increased 3% in 2010 to $19.5 billion on unit volume growth of 3%. Price increases added 1% to net sales growth as earlier price increases taken in developing regions to offset currency devaluations more than offset more recent price reductions in Hair Care. Unfavorable geographic mix reduced net sales 1% due to disproportionate growth in developing regions, which have lower than segment average selling prices. Organic sales were up 3% on a 4% increase in organic volume. Volume growth was driven by high single-digit growth in developing regions, with developed region volume in line with the prior year. Hair Care volume grew mid-single digits behind growth of Pantene, Head & Shoulders and Rejoice primarily in Asia and Latin America. Global share of the hair care market on a constant currency basis was in line with 2009. Female Beauty volume was up low single digits as higher shipments of female skin care and personal cleansing products in developing regions were partially offset by the discontinuation of Max Factor in North America, the fiscal 2009 divestiture of Noxzema and volume share losses on non-strategic personal cleansing brands in developed regions. Salon Professional volume was down double digits mainly due to the exit of non-strategic businesses and continued market contractions. Prestige volume declined low single digits due to continued contraction of the fragrance market.

Net earnings increased 2% in 2010 to $2.7 billion driven by net sales growth, partially offset by a 20-basis point reduction in net earnings margin. Net earnings margins declined due to higher SG&A as a percentage of net sales, the impact of divestiture gains in the prior year and a higher tax rate in the current year, partially offset by gross margin expansion. SG&A as a percentage of net sales was up due to increased marketing spending and higher foreign currency exchange costs. The tax rate increase was due to a shift in the geographic mix of earnings to countries with higher statutory tax rates. Gross margin expansion was driven primarily by price increases and manufacturing costs savings.

Beauty net sales decreased 4% in 2009 to $18.9 billion on a 2% decline in unit volume. Price increases to offset higher commodity costs added 2% to net sales. Unfavorable foreign exchange reduced net sales by 4%. Organic sales increased 1% versus the prior year behind price increases. Volume in developed regions declined mid-single digits, while volume in developing regions grew low single digits. Hair Care volume in the retail channel grew low single digits behind growth of Pantene, Head & Shoulders and Rejoice. Salon Professional volume declined mid-single digits mainly due to market contractions and trade inventory reductions. Volume in Female Beauty declined mid-single digits primarily due to competitive activity affecting shipments of Olay and lower shipments of personal cleansing products driven by trade inventory reductions, market contractions and the divestiture of Noxzema. Prestige volume declined high single digits primarily due to market contractions and trade inventory reductions of prestige fragrances. Our market shares in key categories within Beauty were generally consistent with the prior year. Net earnings decreased 6% in 2009 to $2.7 billion mainly due to lower net sales and reduced net earnings margin. Net earnings margin contracted 30 basis points due to reduced gross margin and a higher effective tax rate, partially offset by reduced SG&A as a percentage of net sales. Gross margin declined due to higher commodity costs, which were only partially offset by price increases and manufacturing cost savings. SG&A was down primarily due to lower marketing spending as a percentage of net sales.

40 The Procter & Gamble Company	Management’s Discussion and Analysis

The economic downturn which began in fiscal 2009 resulted in a disproportionate decline in the Salon Professional business, given the more discretionary nature of salon visits and purchases. Over time, we believe the Salon Professional business will return to sales and earnings growth rates consistent with our long-term business plans. Failure to achieve these business plans or a further deterioration of the macroeconomic conditions could result in an impairment of the goodwill and intangible assets of the Salon Professional business. See the discussion of Acquisitions, Goodwill and Intangibles in the Significant Accounting Policies and Estimates section for additional information.

GROOMING

($ millions)	2010	Change vs. Prior Year	2009	Change vs. Prior Year
Volume	n/a	+1%	n/a	-5%
Net sales	$7,631	+3%	$7,408	-9%
Net earnings	$1,477	+9%	$1,359	-14%

Grooming net sales increased 3% to $7.6 billion in 2010 on a 1% increase in unit volume. Price increases, taken primarily in developing regions to offset currency devaluations and across blades and razors, added 4% to net sales. Product mix had a negative 2% impact on net sales due mainly to disproportionate growth in developing regions and of disposable razors, both of which have lower than segment average selling prices. Organic sales grew 3%. Volume in developing regions increased low single digits, while volume in developed regions was in line with the prior year. Volume in Male Grooming was up low single digits mainly due to growth of disposable razors in developing regions. Mach3 shipments declined high single digits, while Gillette Fusion shipments increased double digits behind the launch of the new Fusion ProGlide. On a constant currency basis, global market share of the blades and razors category was down about half a point versus the prior year. Volume in Appliances was down low single digits behind a mid-single-digit decline in developing regions, due mostly to market contractions and volume share losses in home and hair care appliances. Global value share of the dry shaving market was up half a point on constant currency basis.

Net earnings increased 9% to $1.5 billion in 2010 behind sales growth and net earnings margin expansion. Net earnings margin increased 100 basis points driven by gross margin expansion and a lower tax rate, partially offset by higher SG&A as a percentage of net sales. Gross margin increased mainly due to price increases and manufacturing cost savings. The reduction in the tax rate was mainly due to a shift in the geographic mix of earnings to developing regions which generally have lower statutory tax rates. The increase in SG&A as a percentage of net sales was driven by higher marketing spending and incremental foreign currency exchange costs, partially offset by lower overhead spending as a percentage of net sales.

Grooming net sales declined 9% in 2009 to $7.4 billion on a 5% decline in unit volume. Unfavorable foreign exchange reduced net sales by 6%. Product mix had a negative 2% impact on net sales as favorable product mix from growth of the premium-priced Gillette Fusion brand was more than offset by a disproportionate decline of Appliances, both of which have higher than segment average selling prices. Price increases, taken across most product lines and in part to offset foreign exchange impacts in developing regions, added 4% to net sales. Organic sales were down 2% versus the prior year on a 5% decline in organic volume, mainly due to the sharp decline of the Appliances business. Volume in both developed and developing regions declined mid-single digits. Male Grooming volume declined low single digits primarily driven by market contractions in developed regions and trade inventory reductions. Growth of Gillette Fusion was more than offset by declines in legacy shaving systems. Global value share of male blades and razors was up less than half a point versus the prior year. Volume in Appliances was down double digits due to market contractions, trade inventory reductions and the exits of the U.S. home appliance and Tassimo coffee appliance businesses. Global value share of the male dry shaving market was down less than half a point. Net earnings were down 14% in 2009 to $1.4 billion primarily on the decline in net sales and a 120-basis point reduction in net earnings margin. Net earnings margin was down due to a higher effective tax rate and reduced gross margin, partially offset by lower SG&A as a percentage of net sales. Gross margin declined due to unfavorable product mix resulting from disproportionate growth of disposable razors, higher commodity costs and volume scale deleverage which were partially offset by price increases and manufacturing cost savings.

The economic downturn in fiscal 2009 resulted in a disproportionate decline in the Appliances business, particularly in developing geographies, given the more discretionary nature of home and personal grooming appliance purchases. Over time, we believe the Appliances business will return to sales and earnings growth rates consistent with our long-term business plans. Failure to achieve these business plans or a further deterioration of the macroeconomic conditions could result in an impairment of the goodwill and intangible assets of the Appliance business. See the discussion of Acquisitions, Goodwill and Intangibles in the Significant Accounting Policies and Estimates section for additional information.

Health and Well Being

HEALTH CARE

($ millions)	2010	Change vs. Prior Year	2009	Change vs. Prior Year
Volume	n/a	+3%	n/a	-3%
Net sales	$11,493	+2%	$11,288	-7%
Net earnings	$1,860	+1%	$1,835	-9%

Health Care net sales increased 2% in 2010 to $11.5 billion on unit volume growth of 3%. Price increases, taken mainly in developing regions to offset currency devaluations, added 1% to net sales. Unfavorable mix reduced net sales by 2% mainly due to disproportionate growth of developing regions, which have lower than segment average selling prices. Organic sales increased 2%. Volume grew mid-single digits in developing regions and low single digits in developed regions. Oral Care volume grew mid-single digits behind initiative

Management’s Discussion and Analysis	The Procter & Gamble Company 41

activity in Western Europe, Latin America and Asia. Personal Health Care volume was up low single digits behind higher shipments of Vicks and diagnostic products, partially offset by a continuing decline of Prilosec OTC in North America due to increased competitive activity. All-outlet value share of the U.S. personal health care market has declined 1 point, led by a 5-share point decline of Prilosec OTC’s share of the upper stomach remedies segment. Feminine Care volume increased low single digits behind initiative-driven growth of Always and expansion of Naturella into China. Global market share of the feminine care category was down about half a point on a constant currency basis.

Net earnings increased 1% to $1.9 billion for 2010 on higher net sales, partially offset by a 10-basis point reduction in net earnings margin. Net earnings margin contracted due to higher SG&A as a percentage of net sales, partially offset by higher gross margin. SG&A as a percentage of net sales increased due to higher marketing and overhead spending and incremental foreign currency exchange costs. Gross margin grew behind price increases, lower commodity costs and manufacturing cost savings.

Health Care net sales were down 7% to $11.3 billion in 2009 on a 3% decline in unit volume. Unfavorable foreign exchange reduced net sales by 5%. Negative product mix from disproportionately higher volume declines of Personal Health Care, which have higher than segment average selling prices, reduced net sales by 2%. These negative impacts were partially offset by positive pricing impacts of 3%. Organic sales were down 1% versus fiscal 2008. Volume declined mid-single digits in developed regions and low single digits in developing regions. Personal Health Care volume was down double digits due to the loss of marketplace exclusivity of Prilosec OTC in North America, the impact of a mild cold and flu season on Vicks and the divestiture of Thermacare. All-outlet value share of the U.S. personal health care market has declined over 2 points, including a double-digit share decline of Prilosec OTC. Oral Care volume declined low single digits behind trade inventory reductions and market contractions in North America and CEEMEA. Our global market share of oral care was in line with the prior year. Feminine Care volume was down low single digits mainly due to trade inventory reductions and market contractions in North America and CEEMEA. Our global feminine care market share was down half a point versus the prior year. Net earnings declined 9% to $1.8 billion in 2009 mainly due to lower net sales. Net earnings margin was down 50 basis points due primarily to lower gross margin and higher overhead spending as a percentage of net sales, partially offset by a reduction in marketing spending as a percentage of net sales. The decline in gross margin was driven by higher commodity costs, which were partially offset by price increases and manufacturing cost savings.

SNACKS AND PET CARE

($ millions)	2010	Change vs. Prior Year	2009	Change vs. Prior Year
Volume	n/a	-2%	n/a	-6%
Net sales	$3,135	+1%	$3,114	-3%
Net earnings	$326	+39%	$234	-10%

Snacks and Pet Care net sales increased 1% in 2010 to $3.1 billion on a 2% decline in unit volume. Price increases, taken primarily to offset prior-year commodity cost increases, added 3% to net sales. Favorable foreign exchange added 1% to net sales. Mix reduced net sales by 1% due to the discontinuation of certain premium snack products, which have higher than segment average selling prices, and higher shipments of large size pet products, which have lower than segment average selling prices. Organic sales were in line with the prior year. Volume in Snacks was down mid-single digits behind volume share losses driven by lower merchandising activity in North America and the discontinuation of certain premium snack products. On a constant currency basis, global market share of the snacks category was down half a point versus the prior year. Volume in Pet Care was up low single digits behind the continued success of product initiatives, increased marketing support and incremental merchandising activity.

Net earnings increased 39% to $326 million in 2010 driven by higher net sales and a 290-basis point increase in net earnings margin. Net earnings margin expanded due to higher gross margin and a lower tax rate, partially offset by higher SG&A as a percentage of net sales. Gross margin expanded behind price increases, commodity cost declines and manufacturing cost savings. The tax rate declined due to a shift in the geographic mix of earnings to countries with lower statutory tax rates. SG&A as a percentage of net sales increased due to higher marketing and overhead spending.

Snacks and Pet Care net sales decreased 3% to $3.1 billion in 2009 on a 6% decline in unit volume. Price increases to offset higher commodity costs added 9% to net sales. Product mix reduced net sales by 2% due to lower shipments of Eukanuba and premium snack products, which have higher than segment average selling prices. Unfavorable foreign exchange reduced net sales by 4%. Organic sales increased 1%. Snacks volume decreased high single digits due to lower merchandising support and trade inventory levels, a high base period, which included the Rice Infusion, Extreme Flavors and Stix product launches and volume share declines following price increases. Our global snacks market share declined about 1 point versus the prior year. Volume in Pet Care declined mid-single digits mainly due to declines in the premium nutrition business following multiple price increases. Net earnings in 2009 were down 10% to $234 million on lower net sales and a 60-basis point reduction in net earnings margin. A reduction in gross margin and a higher effective tax rate each reduced net earnings margin. These impacts were partially offset by lower SG&A as a percentage of net sales. Gross margin declined due to higher commodity costs, partially offset by higher selling prices and manufacturing cost savings. SG&A as a percentage of net sales declined due to reductions in both marketing and overhead spending.

42 The Procter & Gamble Company	Management’s Discussion and Analysis

Household Care

FABRIC CARE AND HOME CARE

($ millions)	2010	Change vs. Prior Year	2009	Change vs. Prior Year
Volume	n/a	+6%	n/a	-3%
Net sales	$23,805	+3%	$23,186	-2%
Net earnings	$3,339	+10%	$3,032	-11%

Fabric Care and Home Care net sales increased 3% to $23.8 billion in 2010 on a 6% increase in unit volume. Pricing reduced net sales by 1% as the impact of price reductions to improve consumer value were partially offset by price increases taken primarily in developing regions to offset currency devaluations. Mix lowered net sales by 1% due mainly to unfavorable geographic mix and a shift toward larger size products, which have lower than segment average selling prices. Unfavorable foreign exchange reduced net sales by 1%. Organic sales grew 4%. Volume increased mid-single digits in both developed and developing regions. Fabric Care volume grew mid-single digits behind new product launches, price reductions and incremental merchandising activity. Global market share of the fabric care category was down about half a point on a constant currency basis. During 2010, the Ace laundry brand became the Company’s 23rd billion-dollar brand. Home Care volume was up high single digits mainly due to new product launches, media spending increases and market size expansion. On a constant currency basis, global market share of the home care category was up about half a point versus 2009. Batteries volume increased mid-single digits primarily due to growth in Greater China, price reductions to improve consumer value in North America and higher demand from business customers.

Net earnings increased 10% to $3.3 billion due to higher net sales and a 90-basis point increase in net earnings margin. Net earnings margin increased due to higher gross margin and a lower tax rate, partially offset by an increase in SG&A as a percentage of net sales. Gross margin increased mainly due to lower commodity costs and manufacturing cost savings, while SG&A as a percentage of net sales increased due to higher marketing spending. The tax rate declined due to a shift in the geographic mix of earnings to countries with lower statutory tax rates.

Fabric Care and Home Care net sales were down 2% in 2009 to $23.2 billion on a 3% decline in unit volume. Price increases, taken primarily to offset higher commodity costs, added 6% to net sales, while unfavorable foreign exchange reduced net sales by 5%. Organic sales increased 3%. Fabric Care, Home Care and Batteries unit volume were each down in both developed and developing regions. Volume in Fabric Care declined low single digits due to trade inventory reductions and net market volume share declines following price increases. Lower shipments of premium-priced Tide and Ariel were only partially offset by growth of Gain and Downy. Global value share of the fabric care market was down less than half a point behind declines in U.S. all-outlet shares of Tide and Downy, partially offset by share growth of Gain. Home Care volume was down low single digits due to market contractions and trade inventory reductions. Batteries volume declined high single digits due to market contractions, trade inventory reductions and competitive activity, which drove a 1-point market share decline of general purpose batteries. Net earnings declined 11% to $3.0 billion primarily due to reduced net earnings margin and lower net sales. Net earnings margin contracted 130 basis points due to a commodity-driven decline in gross margin, which was partially offset by price increases and manufacturing cost savings. Lower marketing spending as a percentage of net sales was largely offset by higher overhead spending as a percentage of net sales.

In July 2010, we acquired Ambi Pur, a leading air care brand with presence in 80 countries, as well as several toilet care products from the Sara Lee Corporation for approximately $400 million. This business will be integrated into Home Care and will be reflected in the results of operations of the Fabric Care and Home Care segment beginning in fiscal 2011. This acquisition is not expected to have a material impact on the results of operations for the Company or the reportable segment.

BABY CARE AND FAMILY CARE

($ millions)	2010	Change vs. Prior Year	2009	Change vs. Prior Year
Volume	n/a	+7%	n/a	+1%
Net sales	$14,736	+4%	$14,103	+1%
Net earnings	$2,049	+16%	$1,770	+2%

Baby Care and Family Care net sales grew 4% to $14.7 billion in 2010 on 7% volume growth. Pricing was in line with the prior year as the impact of price increases primarily taken in developing regions to offset local currency devaluations were offset by price reductions to improve consumer value. Negative mix reduced net sales by 2% driven mainly by disproportionate growth of mid-tier product lines, large count packs and developing regions, all of which have lower than segment average selling prices. Unfavorable foreign exchange reduced net sales by 1%. Organic sales increased 5%. Volume grew double digits in developing regions and mid-single digits in developed regions. Volume in Baby Care increased high single digits behind incremental initiative activity, market size expansion and price reductions to improve consumer value, primarily in CEEMEA. Global share of the baby care market was up over half a point on a constant currency basis. Volume in Family Care grew high single digits due to increased merchandising and initiative activity, market growth and price reductions to improve consumer value.

Net earnings increased 16% to $2.0 billion in 2010 behind net sales growth and 140 basis points of net earnings margin expansion driven by higher gross margin, partially offset by higher SG&A as a percentage of net sales. Gross margin increased mainly due to lower commodity costs and manufacturing cost savings. SG&A as a percentage of net sales increased primarily behind incremental marketing investments and higher foreign currency exchange costs.

Baby Care and Family Care net sales increased 1% to $14.1 billion in 2009 on 1% volume growth. Pricing to help recover higher commodity and energy costs contributed 5% to net sales growth. Unfavorable foreign exchange reduced net sales by 4%. Negative product mix from

Management’s Discussion and Analysis	The Procter & Gamble Company 43

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

Corporate

Corporate includes certain operating and non-operating activities not allocated to specific business units. These include: the incidental businesses managed at the corporate level; financing and investing activities; other general corporate items; the historical results of certain divested brands and categories; and certain restructuring-type activities to maintain a competitive cost structure, including manufacturing and workforce optimization. Corporate also includes reconciling items to adjust the accounting policies used in the segments to U.S. GAAP. The most significant reconciling items include income taxes (to adjust from statutory rates that are reflected in the segments to the overall Company effective tax rate), adjustments for unconsolidated entities (to eliminate net sales, cost of products sold and SG&A for entities that are consolidated in the segments but accounted for using the equity method for U.S. GAAP) and noncontrolling interest adjustments for subsidiaries where we do not have 100% ownership. Since certain unconsolidated entities and less than 100%-owned subsidiaries are managed as integral parts of the Company, they are accounted for similar to a wholly-owned subsidiary for management and segment purposes. This means our segment results recognize 100% of each income statement component through before-tax earnings in the segments, with eliminations for unconsolidated entities and noncontrolling interests in Corporate. In determining segment after-tax net earnings, we apply the statutory tax rates (with adjustments to arrive at the Company’s effective tax rate in Corporate) and eliminate the share of earnings applicable to other ownership interests, in a manner similar to noncontrolling interest.

Corporate net sales primarily reflect the adjustment to eliminate the sales of unconsolidated entities included in business segment results. Accordingly, Corporate net sales is generally a negative balance. In 2010, negative net sales in Corporate were up 2% mainly due to changes in reconciling items needed to adjust the accounting policies used in the segments to U.S. GAAP. Net expenses from continuing operations increased $603 million to $817 million. The increase was primarily due to current period charges for potential competition law fines and for recently enacted legislation impacting the taxation of certain future retiree prescription drug subsidy payments and the impact of higher prior-period divestiture gains and tax audit settlements. These impacts were partially offset by lower current-period interest expense and restructuring charges. Additional discussion of the items impacting net expenses in Corporate can be found in the Results of Operations section.

In 2009, negative net sales in Corporate declined $86 million primarily driven by lower adjustments to eliminate the sales of unconsolidated entities included in business segment results. These adjustments decreased due to lower net sales of existing unconsolidated entities. Net expenses from continuing operations decreased $325 million to $214 million. The decrease was primarily due to corporate hedging impacts, lower interest expense and higher current period divestiture gains, partially offset by higher restructuring spending.

FINANCIAL CONDITION

We believe our financial condition continues to be of high quality, as evidenced by our ability to generate substantial cash from operations and ready access to capital markets at competitive rates.

Operating cash flow provides the primary source of funds to finance operating needs and capital expenditures. Excess operating cash is used first to fund shareholder dividends. Other discretionary uses include share repurchases and tack-on acquisitions to complement our portfolio of brands and geographies. As necessary, we may supplement operating cash flow with debt to fund these activities. The overall cash position of the Company reflects our strong business results and a global cash management strategy that takes into account liquidity management, economic factors and tax considerations.

Operating Activities

Operating cash flow was $16.1 billion in 2010, an 8% increase versus the prior year. Operating cash flow resulted primarily from net earnings adjusted for non-cash items (depreciation and amortization, stock-based compensation, deferred income taxes and gain on the sale of businesses) and a reduction in working capital. The increase in operating cash flow was primarily due to the current year reduction in working capital balances, partially offset by a decline in earnings versus 2009. Working capital reductions contributed $2.5 billion to operating cash flow in 2010 mainly due to an increase in accounts payable, accrued and other liabilities. Accounts payable, accrued and other liabilities increased primarily due to increased expenditures to support business growth, primarily related to the increased marketing investments. Accounts receivable days were down year over year due mainly to the

44 The Procter & Gamble Company	Management’s Discussion and Analysis

global pharmaceuticals divestiture and improved collection efforts. Inventory contributed to operating cash flow despite growth in the business due to a reduction in days on hand due primarily to inventory management improvement efforts. Cash flow from discontinued operations contributed $285 million to operating cash flow.

In 2009, operating cash flow was $14.9 billion, a decrease of 1% versus the prior year total of $15.0 billion. Operating cash flow resulted primarily from net earnings adjusted for non-cash items. The decrease in operating cash flow versus 2008 was primarily due to a decline in net earnings from continuing operations. A net decrease in working capital also added to cash flow as lower accounts receivable and inventory balances were partially offset by a decline in accounts payable. The decrease in working capital was primarily due to the impact of lower net sales and our ability to adequately adjust production to better meet unit volume requirements. Accounts receivable days declined primarily due to improved collection efforts. Inventory and accounts payable days declined due in part to the optimization of our manufacturing process and inventory levels and a moderation of commodity costs late in the year. Other operating assets and liabilities reduced cash flow primarily due to changes in postretirement benefit plans. Cash flow from discontinued operations contributed $662 million to operating cash flow.

Free Cash Flow. We view free cash flow as an important measure because it is one factor impacting the amount of cash available for dividends and discretionary investment. It is defined as operating cash flow less capital expenditures and is one of the measures used to evaluate senior management and determine their at-risk compensation. Free cash flow was $13.0 billion in 2010, an increase of 11% versus the prior year. Free cash flow increased due to higher operating cash flow and lower capital spending. Free cash flow productivity, defined as the ratio of free cash flow to net earnings, was 102% in 2010. This includes a negative 23% impact resulting from the global pharmaceuticals divestiture, which increased net earnings and lowered operating cash flow due to tax payments on the divestiture gain.

In 2009, free cash flow was $11.7 billion, compared to $12.0 billion in 2008. Free cash flow decreased as a result of higher capital spending and lower operating cash flow. Free cash flow productivity was 87% in 2009. This was below our 90% target primarily due to the gain on the Folgers coffee transaction which lowered productivity by approximately 15% because the gain is included in net earnings but had no material impact on operating cash flow.

Investing Activities

Net investing activities consumed $597 million of cash in 2010 and $2.4 billion in 2009 mainly due to capital spending and acquisitions, partially offset by proceeds from asset sales, including $3.0 billion in cash received from the sale of our global pharmaceuticals business in 2010. Discontinued operations consumed $1 million of cash from investing activities in 2010 and contributed $69 million in 2009.

Capital Spending. We view capital spending efficiency as a critical component of our overall cash management strategy. We manage capital spending to support our business growth plans and have cost controls to deliver our cash generation targets. Our target for capital spending is 4% of net sales. Capital expenditures, primarily to support capacity expansion, innovation and cost savings, were $3.1 billion in 2010 and $3.2 billion in 2009. The decline in capital spending resulted primarily from cost control efforts and capacity expansion of our Family Care business in 2009, partially offset by the construction of new manufacturing facilities in 2010. Capital spending as a percentage of net sales improved 30 basis points to 3.9% in 2010 behind the scale leverage of net sales growth and a reduction in capital spending. Capital spending as a percentage of net sales in 2009 increased 40 basis points versus the prior year to 4.2% primarily due to capacity expansion of our Family Care business in North America as well as increased spending to support innovation in Beauty. Capital spending for our discontinued coffee and pharmaceuticals businesses was $1 million in 2010 and $11 million in 2009.

Acquisitions. Acquisitions used $425 million of cash in 2010 primarily for the acquisition of Natura, a holistic and naturals pet products company. In 2009, acquisitions used $368 million of cash mainly for the acquisition of Nioxin, a leader in the scalp care professional hair care market.

Proceeds from Asset Sales. Proceeds from asset sales contributed $3.1 billion to cash in 2010 mainly due to the sale of our global pharmaceuticals business. In 2009, proceeds from asset sales were $1.1 billion from the sale of our coffee business, Thermacare and a number of other minor brands. Of these proceeds, $350 million related to debt issued in connection with the Folgers coffee transaction. The underlying debt obligation was transferred to The J.M. Smucker Company pursuant to the transaction. No cash was received from Smucker in the exchange transaction. Proceeds from asset sales within discontinued operations were $81 million in 2009.

Management’s Discussion and Analysis	The Procter & Gamble Company 45

Financing Activities

Dividend Payments. Our first discretionary use of cash is dividend payments. Dividends per common share increased 10% to $1.80 per share in 2010. Total dividend payments to both common and preferred shareholders were $5.5 billion in 2010 and $5.0 billion in 2009. The increase in dividend payments resulted from increases in our quarterly dividends per share, partially offset by a reduction in the number of shares outstanding. In April 2010, the Board of Directors declared an increase in our quarterly dividend from $0.44 to $0.4818 per share on Common Stock and Series A and B ESOP Convertible Class A Preferred Stock. This represents a 9.5% increase compared to the prior quarterly dividend and is the 54th consecutive year that our dividend has increased. We have paid a dividend in every year since our incorporation in 1890.

Long-Term and Short-Term Debt. We maintain debt levels we consider appropriate after evaluating a number of factors, including cash flow expectations, cash requirements for ongoing operations, investment and financing plans (including acquisitions and share repurchase activities) and the overall cost of capital. Total debt was $29.8 billion in 2010, $37.0 billion in 2009 and $36.7 billion in 2008. Our total debt decreased in 2010 mainly due to repayments funded by operating cash flow and cash provided by the global pharmaceuticals divestiture.

Treasury Purchases. In 2007, we began to acquire outstanding shares under a publicly announced three-year share repurchase plan, which expired on June 30, 2010. We acquired $22.3 billion of shares under this repurchase plan. Total share repurchases were $6.0 billion in 2010 and $6.4 billion in 2009, nearly all of which were made under the publicly announced plan. We currently expect share repurchases of $6 – 8 billion in 2011.

In November 2008, we completed the divestiture of our Folgers coffee subsidiary. In connection with this divestiture, 38.7 million shares of P&G common stock were tendered by shareholders and exchanged for all shares of Folgers common stock, resulting in an increase of treasury stock of $2.5 billion.

Liquidity

Our current liabilities exceeded current assets by $5.5 billion. We utilize short- and long-term debt to fund discretionary items such as acquisitions and share repurchases. We anticipate being able to support our short-term liquidity and operating needs largely through cash generated from operations. We have strong short- and long-term debt ratings which have enabled and should continue to enable us to refinance our debt as it becomes due at favorable rates in commercial paper and bond markets. In addition, we have agreements with a diverse group of financial institutions that, if needed, should provide sufficient credit funding to meet short-term financing requirements.

On June 30, 2010, our short-term credit ratings were P-1 (Moody’s) and A-1+ (Standard & Poor’s), while our long-term credit ratings are Aa3 (Moody’s) and AA- (Standard & Poor’s), both with a stable outlook.

We maintain three bank credit facilities: a $6 billion 5-year facility and a $3 billion 5-year facility which expire in August 2012 and a $2 billion 364-day facility which expires in August 2011. The credit facilities are in place to support our ongoing commercial paper program. These facilities can be extended for certain periods of time as specified in, and in accordance with, the terms of each credit agreement. We anticipate that these facilities will remain largely undrawn for the foreseeable future. These credit facilities do not have cross-default or ratings triggers, nor do they have material adverse events clauses, except at the time of signing. In addition to these credit facilities, we have an automatically effective registration statement on Form S-3 filed with the SEC that is available for registered offerings of short- or long-term debt securities.

Guarantees and Other Off-Balance Sheet Arrangements

We do not have guarantees or other off-balance sheet financing arrangements, including variable interest entities, which we believe could have a material impact on financial condition or liquidity.

46 The Procter & Gamble Company	Management’s Discussion and Analysis

Contractual Commitments

The following table provides information on the amount and payable date of our contractual commitments as of June 30, 2010.

($ millions)	Total	Less Than 1 Year	1–3 Years	3–5 Years	After 5 Years
RECORDED LIABILITIES
Total debt	$29,283	$8,429	$5,215	$4,611	$11,028
Capital leases	401	44	95	76	186
Uncertain tax positions(1)	127	127	—	—	—

OTHER
Interest payments relating to long-term debt	10,292	922	1,745	1,413	6,212
Operating leases(2)	1,514	282	433	313	486
Minimum pension funding(3)	1,298	441	857	—	—
Purchase obligations(4)	2,694	896	1,096	401	301

TOTAL CONTRACTUAL COMMITMENTS	45,609	11,141	9,441	6,814	18,213

(1)	As of June 30, 2010, the Company’s Consolidated Balance Sheet reflects a liability for uncertain tax positions of $2.5 billion, including $711 million of interest and penalties. Due to the high degree of uncertainty regarding the timing of future cash outflows of liabilities for uncertain tax positions beyond one year, a reasonable estimate of the period of cash settlement beyond twelve months from the balance sheet date of June 30, 2010, cannot be made.
(2)	Operating lease obligations are shown net of guaranteed sublease income.
(3)	Represents future pension payments to comply with local funding requirements. The projected payments beyond fiscal year 2013 are not currently determinable.
(4)	Primarily reflects future contractual payments under various take-or-pay arrangements entered into as part of the normal course of business. Commitments made under take-or-pay obligations represent future purchases in line with expected usage to obtain favorable pricing. Approximately 45% relates to service contracts for information technology, human resources management and facilities management activities that have been outsourced. While the amounts listed represent contractual obligations, we do not believe it is likely that the full contractual amount would be paid if the underlying contracts were canceled prior to maturity. In such cases, we generally are able to negotiate new contracts or cancellation penalties, resulting in a reduced payment. The amounts do not include obligations related to other contractual purchase obligations that are not take-or-pay arrangements. Such contractual purchase obligations are primarily purchase orders at fair value that are part of normal operations and are reflected in historical operating cash flow trends. We do not believe such purchase obligations will adversely affect our liquidity position.

SIGNIFICANT ACCOUNTING POLICIES AND ESTIMATES

In preparing our financial statements in accordance with U.S. GAAP, there are certain accounting policies that may require a choice between acceptable accounting methods or may require substantial judgment or estimation in their application. These include income taxes, certain employee benefits and acquisitions, goodwill and intangible assets. We believe these accounting policies, and others set forth in Note 1 to the Consolidated Financial Statements, should be reviewed as they are integral to understanding the results of operations and financial condition of the Company.

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

Deferred tax assets generally represent the tax effect of items that can be used as a tax deduction or credit in future years for which we have already recorded the tax benefit in our income statement. Deferred tax liabilities generally represent tax expense recognized in our financial statements for which payment has been deferred, the tax effect of expenditures for which a deduction has already been taken in our tax return but has not yet been recognized in our financial statements or assets recorded at fair value in business combinations for which there was no corresponding tax basis adjustment.

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

We operate in multiple jurisdictions with complex tax policy and regulatory environments. In certain of these jurisdictions, we may take tax positions that management believes are supportable, but are potentially subject to successful challenge by the applicable taxing authority. These interpretational differences with the respective governmental taxing authorities can be impacted by the local economic and fiscal environment. We evaluate our tax positions and establish liabilities in accordance with the applicable accounting guidance on uncertainty in income taxes. We review these tax uncertainties in light of changing facts and circumstances, such as the progress of tax

Management’s Discussion and Analysis	The Procter & Gamble Company 47

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

Employee Benefits

We sponsor various post-employment benefits throughout the world. These include pension plans, both defined contribution plans and defined benefit plans, and other post-employment benefit (OPEB) plans, consisting primarily of health care and life insurance for retirees. For accounting purposes, the defined benefit pension and OPEB plans require assumptions to estimate the projected and accumulated benefit obligations, including the following variables: discount rate; expected salary increases; certain employee-related factors, such as turnover, retirement age and mortality; expected return on assets and health care cost trend rates. These and other assumptions affect the annual expense and obligations recognized for the underlying plans. Our assumptions reflect our historical experiences and management’s best judgment regarding future expectations. In accordance with U.S. GAAP, the net amount by which actual results differ from our assumptions is deferred. If this net deferred amount exceeds 10% of the greater of plan assets or liabilities, a portion of the deferred amount is included in expense for the following year. The cost or benefit of plan changes, such as increasing or decreasing benefits for prior employee service (prior service cost), is deferred and included in expense on a straight-line basis over the average remaining service period of the employees expected to receive benefits.

The expected return on plan assets assumption is important, since many of our defined benefit pension plans and our primary OPEB plan are funded. The process for setting the expected rates of return is described in Note 8 to the Consolidated Financial Statements. For 2010, the average return on assets assumptions for pension plan assets and OPEB assets were 7.1% and 9.1%, respectively. A change in the rate of return of 0.5% for both pension and OPEB assets would impact annual after-tax benefit expense by less than $45 million.

Since pension and OPEB liabilities are measured on a discounted basis, the discount rate is a significant assumption. Discount rates used for our U.S. defined benefit pension and OPEB plans are based on a yield curve constructed from a portfolio of high quality bonds for which the timing and amount of cash outflows approximate the estimated payouts of the plan. For our international plans, the discount rates are set by benchmarking against investment grade corporate bonds rated AA or better. The average discount rate on the defined benefit pension plans of 5.0% represents a weighted average of local rates in countries where such plans exist. A 0.5% change in the discount rate would impact annual after-tax defined benefit pension expense by less than $65 million. The average discount rate on the OPEB plan of 5.4% reflects the higher interest rates generally applicable in the U.S., which is where a majority of the plan participants receive benefits. A 0.5% change in the discount rate would impact annual after-tax OPEB expense by less than $30 million.

Certain defined contribution pension and OPEB benefits in the U.S. are funded by the Employee Stock Ownership Plan (ESOP), as discussed in Note 8 to the Consolidated Financial Statements.

Acquisitions, Goodwill and Intangible Assets

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

Determining the useful life of an intangible asset also requires judgment. Certain brand intangibles are expected to have indefinite lives based on their history and our plans to continue to support and build the acquired brands. Other acquired intangible assets (e.g., certain trademarks or brands, customer relationships, patents and technologies) are expected to have determinable useful lives. Our assessment as to brands that have an indefinite life and those that have a determinable life is based on a number of factors including competitive environment, market share, brand history, underlying product life cycles, operating plans and the macroeconomic environment of the countries in which the brands are sold. Our estimates of the useful lives of determinable-lived intangibles are primarily based on these same factors. All of our acquired technology and customer-related intangibles are expected to have determinable useful lives.

48 The Procter & Gamble Company	Management’s Discussion and Analysis

The costs of determinable-lived intangibles are amortized to expense over their estimated life. The value of indefinite-lived intangible assets and residual goodwill is not amortized, but is tested at least annually for impairment. Our impairment testing for goodwill is performed separately from our impairment testing of indefinite-lived intangibles. We test goodwill for impairment by reviewing the book value compared to the fair value at the reportable unit level. We test individual indefinite-lived intangibles by reviewing the individual book values compared to the fair value. We determine the fair value of our reporting units and indefinite-lived intangible assets based on the income approach. Under the income approach, we calculate the fair value of our reporting units based on the present value of estimated future cash flows. Considerable management judgment is necessary to evaluate the impact of operating and macroeconomic changes and to estimate future cash flows to measure fair value. Assumptions used in our impairment evaluations, such as forecasted growth rates and cost of capital, are consistent with internal projections and operating plans. We believe such assumptions and estimates are also comparable to those that would be used by other marketplace participants. When certain events or changes in operating conditions occur, indefinite-lived intangible assets may be reclassified to a determinable life asset and an additional impairment assessment may be performed. We did not recognize any material impairment charges for goodwill or intangible assets during the years presented.

Our annual impairment testing for both goodwill and indefinite-lived intangible assets indicated that all reporting unit and intangible asset fair values exceeded their respective recorded values. However, future changes in the judgments, assumptions and estimates that are used in our impairment testing for goodwill and indefinite-lived intangible assets, including discount and tax rates or future cash flow projections, could result in significantly different estimates of the fair values. A significant reduction in the estimated fair values could result in impairment charges that could materially affect the financial statements in any given year. The recorded value of goodwill and intangible assets from recently acquired businesses are derived from more recent business operating plans and macroeconomic environmental conditions and therefore are more susceptible to an adverse change that could require an impairment charge.

For example, because the Gillette intangible and goodwill amounts represent values as of a relatively more recent acquisition date, such amounts are more susceptible to an impairment risk if business operating results or macroeconomic conditions deteriorate. Gillette indefinite-lived intangible assets represent approximately 89% of the $26.5 billion of indefinite-lived intangible assets at June 30, 2010. Goodwill allocated to stand-alone reporting units consisting primarily of businesses purchased as part of the Gillette acquisition represents 42% of the $54.0 billion of goodwill at June 30, 2010. This includes the Male Grooming and Appliance businesses, which are components of the Grooming segment, and the Batteries business, which is part of the Fabric Care and Home Care segment.

With the exception of our Appliances and Salon Professional businesses, all of our other reporting units have fair values that significantly exceed recorded values. As noted above, the Appliances business was acquired as part of the Gillette acquisition and is a stand-alone goodwill reporting unit. The Salon Professional business consists primarily of operations acquired in the Wella acquisition and is part of the Beauty segment. As a result of the organization changes to the structure of the Beauty GBU effected on July 1, 2009 (see the Recent Business Developments section and Note 11 to our Consolidated Financial Statements), the Salon Professional business recently became a new stand-alone goodwill reporting unit. These businesses represent some of our more discretionary consumer spending categories. The Appliances business has goodwill of $1.5 billion, while the Salon Professional business has a goodwill balance of $809 million. The estimated fair values of our Appliances and Salon Professional businesses exceed their carrying values by 18% and 20%, respectively. Because these businesses are more discretionary in nature, their operations and underlying fair values were disproportionately impacted by the economic downturn that began in fiscal 2009, which led to a reduction in home and personal grooming appliance purchases and in visits to hair salons. Our valuation of the Appliances and Salon Professional businesses has them returning to sales and earnings growth rates consistent with our long-term business plans. Failure to achieve these business plans or a further deterioration of the macroeconomic conditions could result in a valuation that would trigger an impairment of the goodwill and intangible assets of these businesses.

New Accounting Pronouncements

There were no new accounting pronouncements issued or effective during the fiscal year which have had or are expected to have a material impact on the Consolidated Financial Statements. For a discussion of new accounting pronouncements, see Note 1 to our Consolidated Financial Statements.

OTHER INFORMATION

Hedging and Derivative Financial Instruments

As a multinational company with diverse product offerings, we are exposed to market risks, such as changes in interest rates, currency exchange rates and commodity prices. We evaluate exposures on a centralized basis to take advantage of natural exposure netting and correlation. Except within financing operations, we leverage the Company’s broadly diversified portfolio of exposures as a natural hedge and prioritize operational hedging activities over financial market instruments. To the extent we choose to further manage volatility associated with the net exposures, we enter into various financial transactions which we account for using the applicable accounting guidance for derivative instruments and hedging activities. These financial transactions are governed by our policies covering acceptable counterparty exposure, instrument types and other hedging practices. Note 5 to the Consolidated Financial Statements includes a detailed discussion of our accounting policies for financial instruments.

Management’s Discussion and Analysis	The Procter & Gamble Company 49

Derivative positions can be monitored using techniques including market valuation, sensitivity analysis and value-at-risk modeling. The tests for interest rate, currency rate and commodity derivative positions discussed below are based on the CorporateManager™ value-at-risk model using a one-year horizon and a 95% confidence level. The model incorporates the impact of correlation (the degree to which exposures move together over time) and diversification (from holding multiple currency, commodity and interest rate instruments) and assumes that financial returns are normally distributed. Estimates of volatility and correlations of market factors are drawn from the RiskMetrics™ dataset as of June 30, 2010. In cases where data is unavailable in RiskMetrics™, a reasonable proxy is included.

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

Based on our overall interest rate exposure as of and during the year ended June 30, 2010, including derivative and other instruments sensitive to interest rates, we believe a near-term change in interest rates, at a 95% confidence level based on historical interest rate movements, would not materially affect our financial statements.

Currency Rate Exposure on Financial Instruments. Because we manufacture and sell products and finance operations in a number of countries throughout the world, we are exposed to the impact on revenue and expenses of movements in currency exchange rates. The primary purpose of our currency hedging activities is to reduce the risk that our financial position will be adversely affected by short-term changes in exchange rates. Corporate policy prescribes the range of allowable hedging activity. We primarily use forward contracts with maturities of less than 18 months. In addition, we enter into certain currency swaps with maturities of up to five years to hedge our exposure to exchange rate movements on intercompany financing transactions.

Based on our overall currency rate exposure as of and during the year ended June 30, 2010, we believe, at a 95% confidence level based on historical currency rate movements, the impact of a near-term change in currency rates on derivative and other instruments would not materially affect our financial statements.

Commodity Price Exposure on Financial Instruments. We use raw materials that are subject to price volatility caused by weather, supply conditions, political and economic variables and other unpredictable factors. In addition to fixed price contracts, we may use futures, options and swap contracts to manage the volatility related to the above exposures.

Based on our overall commodity price exposure as of and during the year ended June 30, 2010, we believe, at a 95% confidence level based on historical commodity price movements, the impact of a near-term change in commodity prices on derivative and other instruments would not materially affect our financial statements.

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

The following tables provide a numerical reconciliation of organic sales growth to reported net sales growth:

Year ended June 30, 2010	Net Sales Growth	Foreign Exchange Impact	Acquisition/ Divestiture Impact*	Organic Sales Growth
Beauty	3%	0%	0%	3%
Grooming	3%	0%	0%	3%
Health Care	2%	0%	0%	2%
Snacks and Pet Care	1%	-1%	0%	0%
Fabric Care and Home Care	3%	1%	0%	4%
Baby Care and Family Care	4%	1%	0%	5%

TOTAL P&G	3%	1%	-1%	3%

Year ended June 30, 2009	Net Sales Growth	Foreign Exchange Impact	Acquisition/ Divestiture Impact*	Organic Sales Growth
Beauty	-4%	4%	1%	1%
Grooming	-9%	6%	1%	-2%
Health Care	-7%	5%	1%	-1%
Snacks and Pet Care	-3%	4%	0%	1%
Fabric Care and Home Care	-2%	5%	0%	3%
Baby Care and Family Care	1%	4%	2%	7%

TOTAL P&G	-3%	4%	1%	2%

*	Acquisition/Divestiture Impact includes rounding impacts necessary to reconcile net sales to organic sales.

50 The Procter & Gamble Company	Management’s Discussion and Analysis

Core EPS. Core EPS is a measure of the Company’s diluted net earnings per share growth from continuing operations excluding certain items that are not judged to be part of the Company’s sustainable results or trends. This includes charges for potential competition law fines, a charge related to recently enacted legislation which changed the taxation of certain future retiree prescription drug subsidy payments in the United States and the impact of incremental Corporate restructuring charges incurred in fiscal 2009 versus 2008 to offset the dilutive impact of the Folgers divestiture. We believe the Core EPS measure provides an important perspective of underlying business trends and results and provides a more comparable measure of year-on-year earnings per share growth. Core EPS is also one of the measures used to evaluate senior management and is a factor in determining their at-risk compensation. The tables below provide reconciliations of reported diluted net earnings per share from continuing operations to Core EPS:

Years ended June 30	2010	2009	2008
Diluted Net Earnings Per Share — Continuing Operations	$3.53	$3.39	$3.40
Significant Adjustments to Tax Reserves	—	—	(0.14)
Incremental Folgers-related Restructuring Charges	—	0.09	—
Charge for Taxation of Retiree Healthcare Subsidy	0.05	—	—
Charges for Potential Competition Law Fines	0.09	—	—
Rounding Impacts	—	(0.01)	—

CORE EPS	3.67	3.47	3.26

Core EPS Growth	6%	6%

Note — All reconciling items are presented net of tax. Tax effects are calculated consistent with the nature of the underlying transaction. The tax impact on the incremental Folgers-related restructuring charges was ($0.02) for 2009. The entire amount of the charge for taxation of retiree healthcare subsidy and significant adjustments to tax reserves are tax expense. There is no tax impact on earnings per share due to the charges for potential competition law fines.

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

The following table provides a numerical reconciliation of free cash flow:

($ millions)	Operating Cash Flow	Capital Spending	Free Cash Flow	Net Earnings	Free Cash Flow Productivity
2010	$16,072	$(3,067)	$13,005	$12,736	102%
2009	14,919	(3,238)	11,681	13,436	87%
2008	15,008	(3,046)	11,962	12,075	99%

The Procter & Gamble Company 51

Consolidated Statements of Earnings

Amounts in millions except per share amounts; Years ended June 30	2010	2009	2008
NET SALES	$78,938	$76,694	$79,257
Cost of products sold	37,919	38,690	39,261
Selling, general and administrative expense	24,998	22,630	24,017

OPERATING INCOME	16,021	15,374	15,979

Interest expense	946	1,358	1,467
Other non-operating income/(expense), net	(28)	397	373

EARNINGS FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	15,047	14,413	14,885

Income taxes on continuing operations	4,101	3,733	3,594

NET EARNINGS FROM CONTINUING OPERATIONS	10,946	10,680	11,291

NET EARNINGS FROM DISCONTINUED OPERATIONS	1,790	2,756	784

NET EARNINGS	$12,736	$13,436	$12,075

BASIC NET EARNINGS PER COMMON SHARE:
Earnings from continuing operations	$3.70	$3.55	$3.61
Earnings from discontinued operations	0.62	0.94	0.25

BASIC NET EARNINGS PER COMMON SHARE	4.32	4.49	3.86

DILUTED NET EARNINGS PER COMMON SHARE:
Earnings from continuing operations	3.53	3.39	3.40
Earnings from discontinued operations	0.58	0.87	0.24

DILUTED NET EARNINGS PER COMMON SHARE	4.11	4.26	3.64

DIVIDENDS PER COMMON SHARE	$1.80	$1.64	$1.45

See accompanying Notes to Consolidated Financial Statements.

52 The Procter & Gamble Company

Consolidated Balance Sheets

Amounts in millions; June 30
	2010	2009
Assets
CURRENT ASSETS
Cash and cash equivalents	$2,879	$4,781
Accounts receivable	5,335	5,836
INVENTORIES
Materials and supplies	1,692	1,557
Work in process	604	672
Finished goods	4,088	4,651

Total inventories	6,384	6,880
Deferred income taxes	990	1,209
Prepaid expenses and other current assets	3,194	3,199

TOTAL CURRENT ASSETS	18,782	21,905

PROPERTY, PLANT AND EQUIPMENT
Buildings	6,868	6,724
Machinery and equipment	29,294	29,042
Land	850	885

Total property, plant and equipment	37,012	36,651
Accumulated depreciation	(17,768)	(17,189)

NET PROPERTY, PLANT AND EQUIPMENT	19,244	19,462

GOODWILL AND OTHER INTANGIBLE ASSETS
Goodwill	54,012	56,512
Trademarks and other intangible assets, net	31,636	32,606

NET GOODWILL AND OTHER INTANGIBLE ASSETS	85,648	89,118

OTHER NONCURRENT ASSETS	4,498	4,348

TOTAL ASSETS	$128,172	$134,833

	2010	2009
Liabilities and Shareholders’ Equity
CURRENT LIABILITIES
Accounts payable	$7,251	$5,980
Accrued and other liabilities	8,559	8,601
Debt due within one year	8,472	16,320

TOTAL CURRENT LIABILITIES	24,282	30,901
LONG-TERM DEBT	21,360	20,652
DEFERRED INCOME TAXES	10,902	10,752
OTHER NONCURRENT LIABILITIES	10,189	9,146

TOTAL LIABILITIES	66,733	71,451

SHAREHOLDERS’ EQUITY
Convertible Class A preferred stock, stated value $1 per share (600 shares authorized)	1,277	1,324
Non-Voting Class B preferred stock, stated value $1 per share (200 shares authorized)	—	—
Common stock, stated value $1 per share (10,000 shares authorized; shares issued: 2010 — 4,007.6, 2009 — 4,007.3)	4,008	4,007
Additional paid-in capital	61,697	61,118
Reserve for ESOP debt retirement	(1,350)	(1,340)
Accumulated other comprehensive income (loss)	(7,822)	(3,358)
Treasury stock, at cost (shares held: 2010 — 1,164.1, 2009 — 1,090.3)	(61,309)	(55,961)
Retained earnings	64,614	57,309
Noncontrolling interest	324	283

TOTAL SHAREHOLDERS’ EQUITY	61,439	63,382

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$128,172	$134,833

See accompanying Notes to Consolidated Financial Statements.

The Procter & Gamble Company 53

Consolidated Statements of Shareholders’ Equity

Dollars in millions/Shares in thousands	Common Shares Outstanding	Common Stock	Preferred Stock	Additional Paid-In Capital	Reserve for ESOP Debt Retirement	Accumulated Other Comprehensive Income (loss)	Non- controlling Interest	Treasury Stock	Retained Earnings	Total
BALANCE JUNE 30, 2007	3,131,946	$3,990	$1,406	$59,030	$(1,308)	$617	$252	$(38,772)	$41,797	$67,012
Net earnings									12,075	12,075
Other comprehensive income:
Financial statement translation						6,543				6,543
Hedges and investment securities, net of $1,664 tax						(2,906)				(2,906)
Defined benefit retirement plans, net of $120 tax						(508)				(508)

Total comprehensive income										$15,204

Cumulative impact for adoption of new accounting guidance(1)									(232)	(232)
Dividends to shareholders:
Common									(4,479)	(4,479)
Preferred, net of tax benefits									(176)	(176)
Treasury purchases	(148,121)							(10,047)		(10,047)
Employee plan issuances	43,910	12		1,272				1,196		2,480
Preferred stock conversions	4,982		(40)	5				35		—
ESOP debt impacts					(17)				1	(16)
Noncontrolling interest							38			38

BALANCE JUNE 30, 2008	3,032,717	4,002	1,366	60,307	(1,325)	3,746	290	(47,588)	48,986	69,784

Net earnings									13,436	13,436
Other comprehensive income:
Financial statement translation						(6,151)				(6,151)
Hedges and investment securities, net of $452 tax						748				748
Defined benefit retirement plans, net of $879 tax						(1,701)				(1,701)

Total comprehensive income										$6,332

Cumulative impact for adoption of new accounting guidance(1)									(84)	(84)
Dividends to shareholders:
Common									(4,852)	(4,852)
Preferred, net of tax benefits									(192)	(192)
Treasury purchases	(98,862)							(6,370)		(6,370)
Employee plan issuances	16,841	5		804				428		1,237
Preferred stock conversions	4,992		(42)	7				35		—
Shares tendered for Folgers coffee subsidiary	(38,653)							(2,466)		(2,466)
ESOP debt impacts					(15)				15	—
Noncontrolling interest							(7)			(7)

BALANCE JUNE 30, 2009	2,917,035	4,007	1,324	61,118	(1,340)	(3,358)	283	(55,961)	57,309	63,382

Net earnings									12,736	12,736
Other comprehensive income:
Financial statement translation						(4,194)				(4,194)
Hedges and investment securities, net of $520 tax						867				867
Defined benefit retirement plans, net of $465 tax						(1,137)				(1,137)

Total comprehensive income										$8,272

Dividends to shareholders:
Common									(5,239)	(5,239)
Preferred, net of tax benefits									(219)	(219)
Treasury purchases	(96,759)							(6,004)		(6,004)
Employee plan issuances	17,616	1		574				616		1,191
Preferred stock conversions	5,579		(47)	7				40		—
ESOP debt impacts					(10)				27	17
Noncontrolling interest				(2)			41			39

BALANCE JUNE 30, 2010	2,843,471	$4,008	$1,277	$61,697	$(1,350)	$(7,822)	$324	$(61,309)	$64,614	$61,439

(1)	Cumulative impact of adopting new accounting guidance relates to: 2008 — uncertainty in income taxes; 2009 — split-dollar life insurance arrangements.

See accompanying Notes to Consolidated Financial Statements.

54 The Procter & Gamble Company

Consolidated Statements of Cash Flows

Amounts in millions; Years ended June 30	2010	2009	2008
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	$4,781	$3,313	$5,354
OPERATING ACTIVITIES
Net earnings	12,736	13,436	12,075
Depreciation and amortization	3,108	3,082	3,166
Share-based compensation expense	453	516	555
Deferred income taxes	36	596	1,214
Gain on sale of businesses	(2,670)	(2,377)	(284)
Change in accounts receivable	(14)	415	432
Change in inventories	86	721	(1,050)
Change in accounts payable, accrued and other liabilities	2,446	(742)	297
Change in other operating assets and liabilities	(305)	(758)	(1,270)
Other	196	30	(127)

TOTAL OPERATING ACTIVITIES	16,072	14,919	15,008

INVESTING ACTIVITIES
Capital expenditures	(3,067)	(3,238)	(3,046)
Proceeds from asset sales	3,068	1,087	928
Acquisitions, net of cash acquired	(425)	(368)	(381)
Change in investments	(173)	166	(50)

TOTAL INVESTING ACTIVITIES	(597)	(2,353)	(2,549)

FINANCING ACTIVITIES
Dividends to shareholders	(5,458)	(5,044)	(4,655)
Change in short-term debt	(1,798)	(2,420)	2,650
Additions to long-term debt	3,830	4,926	7,088
Reductions of long-term debt	(8,546)	(2,587)	(11,747)
Treasury stock purchases	(6,004)	(6,370)	(10,047)
Impact of stock options and other	721	681	1,867

TOTAL FINANCING ACTIVITIES	(17,255)	(10,814)	(14,844)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(122)	(284)	344

CHANGE IN CASH AND CASH EQUIVALENTS	(1,902)	1,468	(2,041)

CASH AND CASH EQUIVALENTS, END OF YEAR	$2,879	$4,781	$3,313

SUPPLEMENTAL DISCLOSURE
Cash payments for:
Interest	$1,184	$1,226	$1,373
Income Taxes	4,175	3,248	3,499
Assets acquired through non-cash capital leases	20	8	13
Divestiture of coffee business in exchange for shares of P&G stock	—	2,466	—

See accompanying Notes to Consolidated Financial Statements.

The Procter & Gamble Company 55

Notes to Consolidated Financial Statements

NOTE 1

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

The Procter & Gamble Company’s (the “Company,” “we” or “us”) business is focused on providing branded consumer packaged goods of superior quality and value. Our products are sold in more than 180 countries primarily through retail operations including mass merchandisers, grocery stores, membership club stores, drug stores, department stores, salons and high-frequency stores. We have on-the-ground operations in approximately 80 countries.

Basis of Presentation

The Consolidated Financial Statements include the Company and its controlled subsidiaries. Intercompany transactions are eliminated.

Use of Estimates

Preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the amounts reported in the Consolidated Financial Statements and accompanying disclosures. These estimates are based on management’s best knowledge of current events and actions the Company may undertake in the future. Estimates are used in accounting for, among other items, consumer and trade promotion accruals, pensions, post-employment benefits, stock options, valuation of acquired intangible assets, useful lives for depreciation and amortization of long-lived assets, future cash flows associated with impairment testing for goodwill, indefinite-lived intangible assets and other long-lived assets, deferred tax assets, uncertain income tax positions and contingencies. Actual results may ultimately differ from estimates, although management does not generally believe such differences would materially affect the financial statements in any individual year. However, in regard to ongoing impairment testing of goodwill and indefinite-lived intangible assets, significant deterioration in future cash flow projections or other assumptions used in valuation models, versus those anticipated at the time of the valuations, could result in impairment charges that may materially affect the financial statements in a given year.

Revenue Recognition

Sales are recognized when revenue is realized or realizable and has been earned. Most revenue transactions represent sales of inventory. The revenue recorded is presented net of sales and other taxes we collect on behalf of governmental authorities. The revenue includes shipping and handling costs, which generally are included in the list price to the customer. Our policy is to recognize revenue when title to the product, ownership and risk of loss transfer to the customer, which can be on the date of shipment or the date of receipt by the customer. A provision for payment discounts and product return allowances is recorded as a reduction of sales in the same period that the revenue is recognized.

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

Selling, General and Administrative Expense

Selling, general and administrative expense (SG&A) is primarily comprised of marketing expenses, selling expenses, research and development costs, administrative and other indirect overhead costs, depreciation and amortization expense on non-manufacturing assets and other miscellaneous operating items. Research and development costs are charged to expense as incurred and were $1,950 in 2010, $1,864 in 2009 and $1,946 in 2008. Advertising costs, charged to expense as incurred, include worldwide television, print, radio, internet and in-store advertising expenses and were $8,576 in 2010, $7,519 in 2009 and $8,520 in 2008. Non-advertising related components of the Company’s total marketing spending include costs associated with consumer promotions, product sampling and sales aids, all of which are included in SG&A, as well as coupons and customer trade funds, which are recorded as reductions to net sales.

Other Non-Operating Income/(Expense), Net

Other non-operating income/(expense), net, primarily includes net divestiture gains, interest and investment income and the provision for income attributable to noncontrolling interests.

Currency Translation

Financial statements of operating subsidiaries outside the United States of America (U.S.) generally are measured using the local currency as the functional currency. Adjustments to translate those statements into U.S. dollars are recorded in other comprehensive income (OCI). Currency translation adjustments in accumulated OCI were a loss of $861 at June 30, 2010 and a gain of $3,333 at June 30, 2009. For subsidiaries operating in highly inflationary economies, the U.S. dollar is the functional currency. Remeasurement adjustments for financial statements in highly inflationary economies and other transactional exchange gains and losses are reflected in earnings.

Amounts in millions of dollars except per share amounts or as otherwise specified.

56 The Procter & Gamble Company	Notes to Consolidated Financial Statements

Cash Flow Presentation

The Consolidated Statements of Cash Flows are prepared using the indirect method, which reconciles net earnings to cash flow from operating activities. The reconciliation adjustments include the removal of timing differences between the occurrence of operating receipts and payments and their recognition in net earnings. The adjustments also remove cash flows arising from investing and financing activities, which are presented separately from operating activities. Cash flows from foreign currency transactions and operations are translated at an average exchange rate for the period. Cash flows from hedging activities are included in the same category as the items being hedged. Cash flows from derivative instruments designated as net investment hedges are classified as financing activities. Realized gains and losses from non-qualifying derivative instruments used to hedge currency exposures resulting from intercompany financing transactions are also classified as financing activities. Cash flows from other derivative instruments used to manage interest, commodity or other currency exposures are classified as operating activities. Cash payments related to income taxes are classified as operating activities.

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

Goodwill and Other Intangible Assets

Goodwill and indefinite-lived brands are not amortized, but are evaluated for impairment annually or when indicators of a potential impairment are present. Our impairment testing of goodwill is performed separately from our impairment testing of indefinite-lived intangibles. The annual evaluation for impairment of goodwill and indefinite-lived intangibles is based on valuation models that incorporate assumptions and internal projections of expected future cash flows and operating plans. We believe such assumptions are also comparable to those that would be used by other marketplace participants.

We have acquired brands that have been determined to have indefinite lives due to the nature of our business. We evaluate a number of factors to determine whether an indefinite life is appropriate, including the competitive environment, market share, brand history, product life cycles, operating plans and the macroeconomic environment of the countries in which the brands are sold. When certain events or changes in operating conditions occur, an impairment assessment is performed and indefinite-lived brands may be adjusted to a determinable life.

The cost of intangible assets with determinable useful lives is amortized to reflect the pattern of economic benefits consumed, either on a straight-line or accelerated basis over the estimated periods benefited. Patents, technology and other intangibles with contractual terms are generally amortized over their respective legal or contractual lives. Customer relationships, brands and other non-contractual intangible assets with determinable lives are amortized over periods generally ranging from 5 to 30 years. When certain events or changes in operating conditions occur, an impairment assessment is performed and lives of intangible assets with determinable lives may be adjusted.

Amounts in millions of dollars except per share amounts or as otherwise specified.

Notes to Consolidated Financial Statements	The Procter & Gamble Company 57

Fair Values of Financial Instruments

Certain financial instruments are required to be recorded at fair value. Changes in assumptions or estimation methods could affect the fair value estimates; however, we do not believe any such changes would have a material impact on our financial condition, results of operations or cash flows. Other financial instruments, including cash equivalents, other investments and short-term debt, are recorded at cost, which approximates fair value. The fair values of long-term debt and financial instruments are disclosed in Note 4 and Note 5, respectively.

New Accounting Pronouncements and Policies

Other than as described below, no new accounting pronouncement issued or effective during the fiscal year has had or is expected to have a material impact on the Consolidated Financial Statements.

FAIR VALUE MEASUREMENTS

On July 1, 2008, we adopted new accounting guidance on fair value measurements. The new guidance defines fair value, establishes a framework for measuring fair value under U.S. GAAP and expands disclosures about fair value measurements. It was effective for the Company beginning July 1, 2008, for certain financial assets and liabilities and, beginning July 1, 2009, for certain non-financial assets and liabilities. Refer to Note 5 for additional information regarding our fair value measurements for financial and non-financial assets and liabilities.

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

BUSINESS COMBINATIONS

On July 1, 2009, we adopted new accounting guidance on business combinations. The new guidance revised the method of accounting for a number of aspects of business combinations including acquisition costs, contingencies (including contingent assets, contingent liabilities and contingent purchase price) and post-acquisition exit activities of acquired businesses. The adoption of the new guidance did not have a material effect on our financial position, results of operations or cash flows.

NONCONTROLLING INTERESTS IN

CONSOLIDATED FINANCIAL STATEMENTS

On July 1, 2009, we adopted new accounting guidance on noncontrolling interests in consolidated financial statements. The new accounting guidance requires that a noncontrolling interest in the equity of a subsidiary be accounted for and reported as equity, provides revised guidance on the treatment of net income and losses attributable to the noncontrolling interest and changes in ownership interests in a subsidiary and requires additional disclosures that identify and distinguish between the interests of the controlling and noncontrolling owners. The Company’s retrospective adoption of the new guidance on July 1, 2009 did not have a material effect on our financial position, results of operations or cash flows. Net expense for income attributable to the noncontrolling interests totaling $110 in 2010, $86 in 2009 and $78 in 2008 is not presented separately in the Consolidated Statements of Earnings due to immateriality, but is reflected within other non-operating income/(expense), net. After deduction of the net expense for income attributable to noncontrolling interests, net earnings represents net income attributable to the Company’s common shareholders.

Amounts in millions of dollars except per share amounts or as otherwise specified.

58 The Procter & Gamble Company	Notes to Consolidated Financial Statements

NOTE 2

GOODWILL AND INTANGIBLE ASSETS

The change in the net carrying amount of goodwill by Global Business Unit (GBU) was as follows:

	2010	2009
BEAUTY & GROOMING GBU
Beauty, beginning of year	$18,668	$19,662
Acquisitions and divestitures	18	66
Translation and other	(1,111)	(1,060)

GOODWILL, JUNE 30	17,575	18,668

Grooming, beginning of year	21,391	22,553
Acquisitions and divestitures	(35)	(214)
Translation and other	(972)	(948)

GOODWILL, JUNE 30	20,384	21,391

HEALTH & WELL-BEING GBU
Health Care, beginning of year	8,404	8,750
Acquisitions and divestitures	(249)	(81)
Translation and other	(296)	(265)

GOODWILL, JUNE 30	7,859	8,404

Snacks and Pet Care, beginning of year	2,055	2,434
Acquisitions and divestitures	154	(356)
Translation and other	(6)	(23)

GOODWILL, JUNE 30	2,203	2,055

HOUSEHOLD CARE GBU
Fabric Care and Home Care, beginning of year	4,408	4,655
Acquisitions and divestitures	(6)	(46)
Translation and other	(154)	(201)

GOODWILL, JUNE 30	4,248	4,408

Baby Care and Family Care, beginning of year	1,586	1,713
Acquisitions and divestitures	(1)	(7)
Translation and other	(140)	(120)

GOODWILL, JUNE 30	1,445	1,586

CORPORATE
Corporate, beginning of year	—	—
Acquisitions and divestitures	298	—
Translation and other	—	—

GOODWILL, JUNE 30	298	—

GOODWILL, beginning of year	56,512	59,767
Acquisitions and divestitures	179	(638)
Translation and other	(2,679)	(2,617)

GOODWILL, JUNE 30	54,012	56,512

The decrease in goodwill during fiscal 2010 was primarily due to currency translation across all GBUs. Acquisitions and divestitures reflect the acquisition of MDVIP, a physicians’ network focused on preventative medicine, and Natura, a leading producer and distributor of branded premium natural pet foods, partially offset by the divestiture of the global pharmaceuticals business. The decrease in goodwill during fiscal 2009 was primarily due to currency translation across all GBUs and the divestiture of the Coffee business.

Identifiable intangible assets were comprised of:

	2010		2009
June 30	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
INTANGIBLE ASSETS WITH DETERMINABLE LIVES
Brands	$3,284	$1,318	$3,580	$1,253
Patents and technology	3,140	1,575	3,168	1,332
Customer relationships	1,947	460	1,853	411
Other	304	205	320	210

TOTAL	8,675	3,558	8,921	3,206

BRANDS WITH INDEFINITE LIVES	26,519	—	26,891	—

TOTAL	35,194	3,558	35,812	3,206

The amortization of intangible assets was as follows:

Years ended June 30	2010	2009	2008
Intangible Asset Amortization	$601	$648	$649

Estimated amortization expense over the next five years is as follows:

Years ended June 30	2011	2012	2013	2014	2015
Estimated Amortization Expense	$530	$490	$470	$434	$401

Such estimates do not reflect the impact of future foreign exchange rate changes.

NOTE 3

SUPPLEMENTAL FINANCIAL INFORMATION

Selected components of current and noncurrent liabilities were as follows:

June 30	2010	2009
ACCRUED AND OTHER LIABILITIES — CURRENT
Marketing and promotion	$2,857	$2,378
Compensation expenses	1,822	1,983
Taxes payable	622	722
Other	3,258	3,518

TOTAL	8,559	8,601

OTHER NONCURRENT LIABILITIES
Pension benefits	$4,701	$3,798
Other postretirement benefits	1,915	1,516
Uncertain tax positions	2,381	2,705
Other	1,192	1,127

TOTAL	10,189	9,146

Amounts in millions of dollars except per share amounts or as otherwise specified.

Notes to Consolidated Financial Statements	The Procter & Gamble Company 59

NOTE 4

SHORT-TERM AND LONG-TERM DEBT

June 30	2010	2009
DEBT DUE WITHIN ONE YEAR
Current portion of long-term debt	$564	$6,941
Commercial paper	7,838	5,027
Other	70	4,352

TOTAL	8,472	16,320

Short-term weighted average interest rates(1)	0.4%	2.0%

(1)	Weighted average short-term interest rates include the effects of interest rate swaps discussed in Note 5.

June 30	2010	2009
LONG-TERM DEBT
1.35% USD note due August 2011	$1,000	$—
4.88% EUR note due October 2011	1,221	1,411
1.38% USD note due August 2012	1,250	—
3.38% EUR note due December 2012	1,710	1,975
4.50% EUR note due May 2014	1,832	2,116
4.95% USD note due August 2014	900	900
3.50% USD note due February 2015	750	750
0.95% JPY note due May 2015	1,129	—
3.15% USD note due September 2015	500	—
4.85% USD note due December 2015	700	700
5.13% EUR note due October 2017	1,344	1,552
4.70% USD note due February 2019	1,250	1,250
4.13% EUR note due December 2020	733	846
9.36% ESOP debentures due 2010 – 2021(1)	854	896
4.88% EUR note due May 2027	1,221	1,411
6.25% GBP note due January 2030	753	832
5.50% USD note due February 2034	500	500
5.80% USD note due August 2034	600	600
5.55% USD note due March 2037	1,400	1,400
Capital lease obligations	401	392
All other long-term debt	1,876	10,062
Current portion of long-term debt	(564)	(6,941)

TOTAL	21,360	20,652

Fair value of long-term debt	23,072	21,514
Long-term weighted average interest rates(2)	3.6%	4.9%

(1)	Debt issued by the ESOP is guaranteed by the Company and must be recorded as debt of the Company as discussed in Note 8.
(2)	Weighted average long-term interest rates include the effects of interest rate swaps and net investment hedges discussed in Note 5.

Long-term debt maturities during the next five years are as follows:

June 30	2011	2012	2013	2014	2015
Debt maturities	$564	$2,304	$3,051	$1,924	$2,897

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

At inception, we formally designate and document qualifying instruments as hedges of underlying exposures. We formally assess, at inception and at least quarterly, whether the financial instruments used in hedging transactions are effective at offsetting changes in either the fair value or cash flows of the related underlying exposure. Fluctuations in the value of these instruments generally are offset by changes in the value or cash flows of the underlying exposures being hedged. This offset is driven by the high degree of effectiveness between the exposure being hedged and the hedging instrument. The ineffective portion of a change in the fair value of a qualifying instrument is immediately recognized in earnings. The amount of ineffectiveness recognized is immaterial for all years presented.

Credit Risk Management

We have counterparty credit guidelines and generally enter into transactions with investment grade financial institutions. Counterparty exposures are monitored daily and downgrades in counterparty credit ratings are reviewed on a timely basis. Credit risk arising from the inability of a counterparty to meet the terms of our financial instrument contracts generally is limited to the amounts, if any, by which the counterparty’s obligations to us exceed our obligations to the counterparty. We have not incurred, and do not expect to incur, material credit losses on our risk management or other financial instruments.

Certain of the Company’s financial instruments used in hedging transactions are governed by industry standard netting agreements with counterparties. If the Company’s credit rating were to fall below the levels stipulated in the agreements, the counterparties could demand either collateralization or termination of the arrangement. The aggregate fair value of the instruments covered by these contractual features that are in a net liability position as of June 30, 2010 was $226. The Company has never been required to post collateral as a result of these contractual features.

Amounts in millions of dollars except per share amounts or as otherwise specified.

60 The Procter & Gamble Company	Notes to Consolidated Financial Statements

Interest Rate Risk Management

Our policy is to manage interest cost using a mixture of fixed-rate and variable-rate debt. To manage this risk in a cost-efficient manner, we enter into interest rate swaps whereby we agree to exchange with the counterparty, at specified intervals, the difference between fixed and variable interest amounts calculated by reference to an agreed-upon notional amount.

Interest rate swaps that meet specific accounting criteria are accounted for as fair value or cash flow hedges. For fair value hedges, the changes in the fair value of both the hedging instruments and the underlying debt obligations are immediately recognized in interest expense. For cash flow hedges, the effective portion of the changes in fair value of the hedging instrument is reported in OCI and reclassified into interest expense over the life of the underlying debt. The ineffective portion for both cash flow and fair value hedges, which is not material for any year presented, is immediately recognized in earnings.

Foreign Currency Risk Management

We manufacture and sell our products and finance operations in a number of countries throughout the world and, as a result, are exposed to movements in foreign currency exchange rates. The purpose of our foreign currency hedging program is to manage the volatility associated with short-term changes in exchange rates.

To manage this exchange rate risk, we have historically utilized a combination of forward contracts, options and currency swaps. As of June 30, 2010, we had currency swaps with maturities up to five years, which are intended to offset the effect of exchange rate fluctuations on intercompany loans denominated in foreign currencies. These swaps are accounted for as cash flow hedges. The Company may utilize and designate forward contracts and options to offset the effect of exchange rate fluctuations on forecasted sales, inventory purchases and intercompany royalties denominated in foreign currencies. The effective portion of the changes in fair value of these instruments is reported in OCI and reclassified into earnings in the same financial statement line item and in the same period or periods during which the related hedged transactions affect earnings. The ineffective portion, which is not material for any year presented, is immediately recognized in earnings.

The change in value of certain non-qualifying instruments used to manage foreign exchange exposure of intercompany financing transactions, income from international operations and certain balance sheet items subject to revaluation is immediately recognized in earnings, substantially offsetting the foreign currency mark-to-market impact of the related exposure.

Net Investment Hedging

We hedge certain net investment positions in major foreign subsidiaries. To accomplish this, we either borrow directly in foreign currencies and designate all or a portion of foreign currency debt as a hedge of the applicable net investment position or enter into foreign currency swaps that are designated as hedges of our related foreign net investments. Changes in the fair value of these instruments are immediately recognized in OCI to offset the change in the value of the net investment being hedged. Currency effects of these hedges reflected in OCI were after-tax gains of $789 and $964 in 2010 and 2009, respectively. Accumulated net balances were after-tax losses of $3,270 and $4,059 as of June 30, 2010 and 2009, respectively.

Commodity Risk Management

Certain raw materials used in our products or production processes are subject to price volatility caused by weather, supply conditions, political and economic variables and other unpredictable factors. To manage the volatility related to anticipated purchases of certain of these materials, we may use futures and options with maturities generally less than one year and swap contracts with maturities up to five years. These market instruments generally are designated as cash flow hedges. The effective portion of the changes in fair value for these instruments is reported in OCI and reclassified into earnings in the same financial statement line item and in the same period or periods during which the hedged transactions affect earnings. The ineffective and non-qualifying portions, which are not material for any year presented, are immediately recognized in earnings.

Insurance

We self-insure for most insurable risks. However, we purchase insurance for Directors and Officers Liability and certain other coverage in situations where it is required by law, by contract or deemed to be in the best interest of the Company.

Fair Value Hierarchy

Accounting guidance on fair value measurements for certain financial assets and liabilities requires that financial assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

Level 1:	Quoted market prices in active markets for identical assets or liabilities.

Level 2:	Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3:	Unobservable inputs reflecting the reporting entity’s own assumptions or external inputs from inactive markets.

When applying fair value principles in the valuation of assets and liabilities, we are required to maximize the use of quoted market prices and minimize the use of unobservable inputs. We calculate the fair value of our Level 1 and Level 2 instruments based on the exchange traded price of similar or identical instruments where available or based on other observable instruments. The fair value of our Level 3 instruments is calculated as the net present value of expected cash flows based on externally provided or obtained inputs. Certain assets may also be based on sales prices of similar assets. These valuations take into consideration the credit risk of both the Company and our counterparties. The Company has not changed its valuation techniques in measuring the fair value of any financial assets and liabilities during the year.

Amounts in millions of dollars except per share amounts or as otherwise specified.

Notes to Consolidated Financial Statements	The Procter & Gamble Company 61

The following table sets forth the Company’s financial assets and liabilities as of June 30, 2010 and 2009 that were measured at fair value on a recurring basis during the period, segregated by level within the fair value hierarchy:

	Level 1		Level 2		Level 3		Total
June 30	2010	2009	2010	2009	2010	2009	2010	2009
ASSETS AT FAIR VALUE:
Investment securities	$12	$—	$—	$174	$45	$38	$57	$212
Derivatives relating to:
Other foreign currency instruments(1)	—	—	81	300	—	—	81	300
Interest rates	—	—	191	—	—	—	191	—
Net investment hedges	—	—	14	83	—	—	14	83
Commodities	—	3	10	25	—	—	10	28

TOTAL ASSETS AT FAIR VALUE(2)	12	3	296	582	45	38	353	623

LIABILITIES AT FAIR VALUE:
Derivatives relating to:
Foreign currency hedges	—	—	177	103	—	—	177	103
Other foreign currency instruments(1)	—	—	175	39	—	—	175	39
Interest rates	—	—	—	13	—	—	—	13
Net investment hedges	—	—	23	85	—	—	23	85
Commodities	—	2	—	96	—	3	—	101

TOTAL LIABILITIES AT FAIR VALUE(3)	—	2	375	336	—	3	375	341

(1)	Other foreign currency instruments are comprised of foreign currency financial instruments that do not qualify as hedges.
(2)	Investment securities are presented in other noncurrent assets and all derivative assets are presented in prepaid expenses and other current assets or other noncurrent assets.
(3)	All liabilities are presented in accrued and other liabilities or other noncurrent liabilities.

The Company recognizes transfers between levels within the fair value hierarchy, if any, at the end of each quarter. There was no significant activity within the Level 3 financial assets and liabilities during the years presented.

On July 1, 2009, we adopted the provisions of the fair value measurement accounting and disclosure guidance related to non-financial assets and liabilities recognized or disclosed at fair value on a non-recurring basis. Assets and liabilities subject to this new guidance primarily include goodwill, indefinite-lived intangible assets and other long-lived assets measured at fair value for impairment assessments and non-financial assets and liabilities measured at fair value in business combinations. There were no significant assets or liabilities that were re-measured at fair value on a non-recurring basis during the fiscal year ended June 30, 2010.

Amounts in millions of dollars except per share amounts or as otherwise specified.

62 The Procter & Gamble Company	Notes to Consolidated Financial Statements

Disclosures about Derivative Instruments

The notional amounts and fair values of qualifying and non-qualifying financial instruments used in hedging transactions as of June 30, 2010 and 2009 are as follows:

	Notional Amount		Fair Value Asset (Liability)
June 30	2010	2009	2010	2009
DERIVATIVES IN CASH FLOW HEDGING RELATIONSHIPS
Interest rate contracts	$—	$4,000	$—	$(13)
Foreign currency contracts	690	690	(177)	(103)
Commodity contracts	43	503	10	(73)

TOTAL	733	5,193	(167)	(189)

DERIVATIVES IN FAIR VALUE HEDGING RELATIONSHIPS
Interest rate contracts	7,942	—	191	—

DERIVATIVES IN NET INVESTMENT HEDGING RELATIONSHIPS
Net investment hedges	1,586	2,271	(9)	(2)

DERIVATIVES NOT DESIGNATED AS HEDGING INSTRUMENTS
Foreign currency contracts	11,845	12,348	(94)	261
Commodity contracts	19	—	—	—

TOTAL	11,864	12,348	(94)	261

The total notional amount of contracts outstanding at the end of the period is indicative of the level of the Company’s derivative activity during the period.

	Amount of Gain (Loss) Recognized in Accumulated OCI on Derivatives (Effective Portion)
June 30	2010	2009
DERIVATIVES IN CASH FLOW HEDGING RELATIONSHIPS
Interest rate contracts	$19	$18
Foreign currency contracts	23	26
Commodity contracts	11	(62)

TOTAL	53	(18)

DERIVATIVES IN NET INVESTMENT HEDGING RELATIONSHIPS
Net investment hedges	(8)	(2)

During the next 12 months, the amount of the June 30, 2010 accumulated OCI balance that will be reclassified to earnings is expected to be immaterial.

The amounts of gains and losses on qualifying and non-qualifying financial instruments used in hedging transactions for the years ended June 30, 2010 and 2009 are as follows:

	Amount of Gain (Loss) Reclassified from Accumulated OCI into Income(1)
Years ended June 30	2010	2009
DERIVATIVES IN CASH FLOW HEDGING RELATIONSHIPS
Interest rate contracts	$(8)	$(56)
Foreign currency contracts	(48)	(66)
Commodity contracts	(76)	(170)

TOTAL	(132)	(292)

	Amount of Gain (Loss) Recognized in Income
Years ended June 30	2010	2009
DERIVATIVES IN FAIR VALUE HEDGING RELATIONSHIPS(2)
Interest rate contracts	$191	$—
Debt	(196)	—

TOTAL	(5)	—

DERIVATIVES IN NET INVESTMENT HEDGING RELATIONSHIPS(2)
Net investment hedges	3	(5)

DERIVATIVES NOT DESIGNATED AS HEDGING INSTRUMENTS(3)
Foreign currency contracts	(814)	(1,047)
Commodity contracts	1	(5)

TOTAL	(813)	(1,052)

(1)	The gain or loss on the effective portion of cash flow hedging relationships is reclassified from accumulated OCI into net income in the same period during which the related item affects earnings. Such amounts are included in the Consolidated Statements of Earnings as follows: interest rate contracts in interest expense, foreign currency contracts in selling, general and administrative expense and interest expense and commodity contracts in cost of products sold.
(2)	The gain or loss on the ineffective portion of interest rate contracts and net investment hedges, if any, is included in the Consolidated Statements of Earnings in interest expense.
(3)	The gain or loss on contracts not designated as hedging instruments is included in the Consolidated Statements of Earnings as follows: foreign currency contracts in selling, general and administrative expense and commodity contracts in cost of products sold.

Amounts in millions of dollars except per share amounts or as otherwise specified.

Notes to Consolidated Financial Statements	The Procter & Gamble Company 63

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

Net earnings and common shares used to calculate basic and diluted net earnings per share were as follows:

Years ended June 30	2010	2009	2008
NET EARNINGS FROM CONTINUING OPERATIONS	$10,946	$10,680	$11,291
Preferred dividends, net of tax benefit	(219)	(192)	(176)

NET EARNINGS FROM CONTINUING OPERATIONS AVAILABLE TO COMMON SHAREHOLDERS	10,727	10,488	11,115
Preferred dividends, net of tax benefit	219	192	176

DILUTED NET EARNINGS FROM CONTINUING OPERATIONS	10,946	10,680	11,291
Net earnings from discontinued operations	1,790	2,756	784

NET EARNINGS	12,736	13,436	12,075

Shares in millions; Years ended June 30	2010	2009	2008
Basic weighted average common shares outstanding	2,900.8	2,952.2	3,080.8
Effect of dilutive securities
Conversion of preferred shares(1)	134.0	139.2	144.2
Exercise of stock options and other unvested equity awards(2)	64.5	62.7	91.8

DILUTED WEIGHTED AVERAGE COMMON SHARES OUTSTANDING	3,099.3	3,154.1	3,316.8

(1)	Despite being included currently in diluted net earnings per common share, the actual conversion to common stock occurs pursuant to the repayment of the ESOPs’ obligations through 2035.
(2)	Approximately 101 million in 2010, 92 million in 2009 and 40 million in 2008 of the Company’s outstanding stock options were not included in the diluted net earnings per share calculation because the options were out of the money or to do so would have been antidilutive (i.e., the total proceeds upon exercise would have exceeded the market value of the underlying common shares).

NOTE 7

STOCK-BASED COMPENSATION

We have stock-based compensation plans under which we annually grant stock option and restricted stock awards to key managers and directors. Exercise prices on options granted have been, and continue to be, set equal to the market price of the underlying shares on the date of the grant. Since September 2002, the key manager stock option awards granted are vested after three years and have a 10-year life. The key manager stock option awards granted from July 1998 through August 2002 vested after three years and have a 15-year life. Key managers can elect to receive up to 50% of the value of their option award in restricted stock units (RSUs). Key manager RSUs are vested and settled in shares of common stock five years from the grant date. The awards provided to the Company’s directors are in the form of restricted stock and RSUs. In addition to our key manager and director grants, we make other minor stock option and RSU grants to employees for which the terms are not substantially different.

A total of 180 million shares of common stock were authorized for issuance under stock-based compensation plans approved by shareholders in 2003 and 2009. The number of shares available for award under the 2009 plan includes the shares previously authorized but not awarded under the shareholder approved plan in 2001 and the shares available for issuance under a plan approved by Gillette shareholders in 2004. A total of 155 million shares remain available for grant under the 2003 and 2009 plans.

Total stock-based compensation expense for stock option grants was $417, $460 and $522 for 2010, 2009 and 2008, respectively. Total compensation cost for restricted stock, RSUs and other stock-based grants was $36, $56 and $33 in 2010, 2009 and 2008, respectively. The total income tax benefit recognized in the income statement for stock options, restricted stock, RSUs and other stock-based grants was $118, $137 and $147 in 2010, 2009 and 2008, respectively. In calculating the compensation expense for stock options granted, we utilize a binomial lattice-based valuation model. Assumptions utilized in the model, which are evaluated and revised, as necessary, to reflect market conditions and experience, were as follows:

Years ended June 30	2010	2009	2008
Interest rate	0.3–4.0%	0.7–3.8%	1.3–3.8%
Weighted average interest rate	3.7%	3.6%	3.4%
Dividend yield	2.2%	2.0%	1.9%
Expected volatility	15–20%	18–34%	19–25%
Weighted average volatility	18%	21%	20%

Expected life in years	8.8	8.7	8.3

Amounts in millions of dollars except per share amounts or as otherwise specified.

64 The Procter & Gamble Company	Notes to Consolidated Financial Statements

Lattice-based option valuation models incorporate ranges of assumptions for inputs and those ranges are disclosed in the preceding table. Expected volatilities are based on a combination of historical volatility of our stock and implied volatilities of call options on our stock. We use historical data to estimate option exercise and employee termination patterns within the valuation model. The expected life of options granted is derived from the output of the option valuation model and represents the average period of time that options granted are expected to be outstanding. The interest rate for periods within the contractual life of the options is based on the U.S. Treasury yield curve in effect at the time of grant.

A summary of options outstanding under the plans as of June 30, 2010, and activity during the year then ended is presented below:

Options in thousands	Options	Weighted Avg. Exercise Price	Weighted Avg. Remaining Contractual Life in Years	Aggregate Intrinsic Value (in millions)
Outstanding, beginning of year	357,317	$48.83
Granted	26,581	62.49
Exercised	(17,147)	40.98
Canceled	(1,780)	55.23

OUTSTANDING, END OF YEAR	364,971	50.16	5.7	$3,999

EXERCISABLE	273,279	47.30	4.7	3,587

The weighted average grant-date fair value of options granted was $13.47, $11.67 and $15.91 per share in 2010, 2009 and 2008, respectively. The total intrinsic value of options exercised was $342, $434 and $1,129 in 2010, 2009 and 2008, respectively. The total grant-date fair value of options that vested during 2010, 2009 and 2008 was $563, $537 and $532, respectively. We have no specific policy to repurchase common shares to mitigate the dilutive impact of options; however, we have historically made adequate discretionary purchases, based on cash availability, market trends and other factors, to satisfy stock option exercise activity.

At June 30, 2010, there was $474 of compensation cost that has not yet been recognized related to stock awards. That cost is expected to be recognized over a remaining weighted average period of 2 years.

Cash received from options exercised was $703, $639 and $1,837 in 2010, 2009 and 2008, respectively. The actual tax benefit realized for the tax deductions from option exercises totaled $89, $146 and $318 in 2010, 2009 and 2008, respectively.

NOTE 8

POSTRETIREMENT BENEFITS AND EMPLOYEE STOCK OWNERSHIP PLAN

We offer various postretirement benefits to our employees.

Defined Contribution Retirement Plans

We have defined contribution plans which cover the majority of our U.S. employees, as well as employees in certain other countries. These plans are fully funded. We generally make contributions to participants’ accounts based on individual base salaries and years of service. Total global defined contribution expense was $344, $364 and $290 in 2010, 2009 and 2008, respectively.

The primary U.S. defined contribution plan (the U.S. DC plan) comprises the majority of the balances and expense for the Company’s defined contribution plans. For the U.S. DC plan, the contribution rate is set annually. Total contributions for this plan approximated 15% of total participants’ annual wages and salaries in 2010, 2009 and 2008.

We maintain The Procter & Gamble Profit Sharing Trust (Trust) and Employee Stock Ownership Plan (ESOP) to provide a portion of the funding for the U.S. DC plan and other retiree benefits. Operating details of the ESOP are provided at the end of this Note. The fair value of the ESOP Series A shares allocated to participants reduces our cash contribution required to fund the U.S. DC plan.

Defined Benefit Retirement Plans and Other Retiree Benefits

We offer defined benefit retirement pension plans to certain employees. These benefits relate primarily to local plans outside the U.S. and, to a lesser extent, plans assumed in previous acquisitions covering U.S. employees.

We also provide certain other retiree benefits, primarily health care and life insurance, for the majority of our U.S. employees who become eligible for these benefits when they meet minimum age and service requirements. Generally, the health care plans require cost sharing with retirees and pay a stated percentage of expenses, reduced by deductibles and other coverages. These benefits are primarily funded by ESOP Series B shares and certain other assets contributed by the Company.

Amounts in millions of dollars except per share amounts or as otherwise specified.

Notes to Consolidated Financial Statements	The Procter & Gamble Company 65

Obligation and Funded Status. The following provides a reconciliation of benefit obligations, plan assets and funded status of these plans:

	Pension Benefits(1)		Other Retiree Benefits(2)
Years ended June 30	2010	2009	2010	2009
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at beginning of year(3)	$10,016	$10,095	$3,928	$3,553
Service cost	218	214	103	91
Interest cost	579	551	253	243
Participants’ contributions	19	15	58	55
Amendments	66	47	—	—
Actuarial loss	1,738	456	633	186
Acquisitions (divestitures)	(13)	(3)	—	(17)
Curtailments and settlements	4	3	—	—
Special termination benefits	—	3	14	16
Currency translation and other	(798)	(867)	30	27
Benefit payments	(584)	(498)	(241)	(226)

BENEFIT OBLIGATION AT END OF YEAR(3)	11,245	10,016	4,778	3,928

CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning of year	6,310	7,225	2,394	3,225
Actual return on plan assets	839	(401)	596	(678)
Acquisitions (divestitures)	(6)	—	—	—
Employer contributions	439	657	22	18
Participants’ contributions	19	15	58	55
Currency translation and other	(455)	(688)	—	(4)
ESOP debt impacts(4)	—	—	14	4
Benefit payments	(584)	(498)	(241)	(226)

FAIR VALUE OF PLAN ASSETS AT END OF YEAR	6,562	6,310	2,843	2,394

FUNDED STATUS	(4,683)	(3,706)	(1,935)	(1,534)

(1)	Primarily non-U.S.-based defined benefit retirement plans.
(2)	Primarily U.S.-based other postretirement benefit plans.
(3)	For the pension benefit plans, the benefit obligation is the projected benefit obligation. For other retiree benefit plans, the benefit obligation is the accumulated postretirement benefit obligation.
(4)	Represents the net impact of ESOP debt service requirements, which is netted against plan assets for other retiree benefits.

The underfunding of pension benefits is primarily a function of the different funding incentives that exist outside of the U.S. In certain countries, there are no legal requirements or financial incentives provided to companies to pre-fund pension obligations. In these instances, benefit payments are typically paid directly from the Company’s cash as they become due.

	Pension Benefits		Other Retiree Benefits
Years ended June 30	2010	2009	2010	2009
CLASSIFICATION OF NET AMOUNT RECOGNIZED
Noncurrent assets	$56	$133	$—	$—
Current liability	(38)	(41)	(20)	(18)
Noncurrent liability	(4,701)	(3,798)	(1,915)	(1,516)

NET AMOUNT RECOGNIZED	(4,683)	(3,706)	(1,935)	(1,534)

AMOUNTS RECOGNIZED IN ACCUMULATED OTHER COMPREHENSIVE INCOME (AOCI)
Net actuarial loss	3,038	1,976	2,319	1,860
Prior service cost (credit)	275	227	(119)	(152)

NET AMOUNTS RECOGNIZED IN AOCI	3,313	2,203	2,200	1,708

CHANGE IN PLAN ASSETS AND BENEFIT OBLIGATIONS RECOGNIZED IN ACCUMULATED OTHER COMPREHENSIVE INCOME (AOCI)
Net actuarial loss — current year	1,343	1,335	491	1,309
Prior service cost — current year	66	47	—	—
Amortization of net actuarial loss	(91)	(29)	(20)	(2)
Amortization of prior service (cost) / credit	(15)	(14)	21	23
Settlement / curtailment cost	(3)	—	—	—
Currency translation and other	(190)	(64)	—	(25)

TOTAL CHANGE IN AOCI	1,110	1,275	492	1,305

NET AMOUNTS RECOGNIZED IN PERIODIC BENEFIT COST AND AOCI	1,579	1,616	349	1,088

Amounts in millions of dollars except per share amounts or as otherwise specified.

66 The Procter & Gamble Company	Notes to Consolidated Financial Statements

The accumulated benefit obligation for all defined benefit retirement pension plans was $9,708 and $8,637 as of June 30, 2010 and 2009, respectively. Pension plans with accumulated benefit obligations in excess of plan assets and plans with projected benefit obligations in excess of plan assets consist of the following:

	Accumulated Benefit Obligation Exceeds the Fair Value of Plan Assets		Projected Benefit Obligation Exceeds the Fair Value of Plan Assets
June 30	2010	2009	2010	2009
Projected benefit obligation	$10,577	$6,509	$11,059	$9,033
Accumulated benefit obligation	9,194	5,808	9,531	7,703
Fair value of plan assets	5,900	3,135	6,320	5,194

Net Periodic Benefit Cost. Components of the net periodic benefit cost were as follows:

	Pension Benefits			Other Retiree Benefits
Years ended June 30	2010	2009	2008	2010	2009	2008
Service cost	$218	$214	$263	$103	$91	$95
Interest cost	579	551	539	253	243	226
Expected return on plan assets	(437)	(473)	(557)	(429)	(444)	(429)
Prior service cost (credit) amortization	15	14	14	(21)	(23)	(21)
Net actuarial loss amortization	91	29	9	20	2	7
Curtailments, settlements and other	3	6	(36)	14	—	(1)

GROSS BENEFIT COST (CREDIT)	469	341	232	(60)	(131)	(123)

Dividends on ESOP preferred stock	—	—	—	(83)	(86)	(95)

NET PERIODIC BENEFIT COST (CREDIT)	469	341	232	(143)	(217)	(218)

Amounts expected to be amortized from accumulated OCI into net periodic benefit cost during the year ending June 30, 2011, are as follows:

	Pension Benefits	Other Retiree Benefits
Net actuarial loss	$146	$95
Prior service cost (credit)	17	(21)

Assumptions. We determine our actuarial assumptions on an annual basis. These assumptions are weighted to reflect each country that may have an impact on the cost of providing retirement benefits. The weighted average assumptions for the defined benefit and other retiree benefit calculations, as well as assumed health care trend rates, were as follows:

	Pension Benefits		Other Retiree Benefits
Years ended June 30	2010	2009	2010	2009
ASSUMPTIONS USED TO DETERMINE BENEFIT OBLIGATIONS(1)
Discount rate	5.0%	6.0%	5.4%	6.4%
Rate of compensation increase	3.5%	3.7%	—	—
ASSUMPTIONS USED TO DETERMINE NET PERIODIC BENEFIT COST(2)
Discount rate	6.0%	6.3%	6.4%	6.9%
Expected return on plan assets	7.1%	7.4%	9.1%	9.3%
Rate of compensation increase	3.7%	3.7%	—	—
ASSUMED HEALTH CARE COST TREND RATES
Health care cost trend rates assumed for next year	—	—	8.5%	8.5%
Rate to which the health care cost trend rate is assumed to decline (ultimate trend rate)	—	—	5.0%	5.0%
Year that the rate reaches the ultimate trend rate	—	—	2017	2016

(1)	Determined as of end of year.
(2)	Determined as of beginning of year and adjusted for acquisitions.

Several factors are considered in developing the estimate for the long-term expected rate of return on plan assets. For the defined benefit retirement plans, these factors include historical rates of return of broad equity and bond indices and projected long-term rates of return obtained from pension investment consultants. The expected long-term rates of return for plan assets are 8 – 9% for equities and 5 – 6% for bonds. For other retiree benefit plans, the expected long-term rate of return reflects the fact that the assets are comprised primarily of Company stock. The expected rate of return on Company stock is based on the long-term projected return of 9.5% and reflects the historical pattern of favorable returns.

Assumed health care cost trend rates could have a significant effect on the amounts reported for the other retiree benefit plans. A one- percentage point change in assumed health care cost trend rates would have the following effects:

	One-Percentage Point Increase	One-Percentage Point Decrease
Effect on total of service and interest cost components	$63	$(50)
Effect on postretirement benefit obligation	718	(577)

Amounts in millions of dollars except per share amounts or as otherwise specified.

Notes to Consolidated Financial Statements	The Procter & Gamble Company 67

Plan Assets. Our target asset allocation for the year ended June 30, 2010, and actual asset allocation by asset category as of June 30, 2010 and 2009, were as follows:

	Target Asset Allocation
Asset Category	Pension Benefits	Other Retiree Benefits
Equity securities(1)	42%	91%
Debt securities	58%	9%

TOTAL	100%	100%

	Actual Asset Allocation at June 30
	Pension Benefits		Other Retiree Benefits
Asset Category	2010	2009	2010	2009
Equity securities(1)	43%	42%	91%	93%
Debt securities	53%	51%	9%	7%
Cash	4%	6%	—	—
Real estate	—	1%	—	—

TOTAL	100%	100%	100%	100%

(1)	Equity securities for other retiree benefit plan assets include Company stock, net of Series B ESOP debt, of $2,535 and $2,084 as of June 30, 2010 and 2009, respectively.

The following table sets forth the fair value of the Company’s plan assets as of June 30, 2010 segregated by level within the fair value hierarchy (refer to Note 5 for further discussion on the fair value hierarchy and fair value principles):

	Pension Benefits
	Level 1	Level 2	Level 3	Total
ASSETS AT FAIR VALUE:
Cash and cash equivalents	$238	$—	$—	$238
Government bonds	62	—	—	62
Company stock	12	—	—	12
Common collective trust fund — equity	—	2,814	—	2,814
Common collective trust fund — fixed income	—	3,380	—	3,380
Other	—	—	56	56

TOTAL ASSETS AT FAIR VALUE	312	6,194	56	6,562

	Other Retiree Benefits
	Level 1	Level 2	Level 3	Total
ASSETS AT FAIR VALUE:
Cash and cash equivalents	$14	$—	$—	$14
Company stock	—	2,535	—	2,535
Common collective trust fund — equity	—	43	—	43
Common collective trust fund — fixed income	—	249	—	249
Other	—	—	2	2

TOTAL ASSETS AT FAIR VALUE	14	2,827	2	2,843

There was no significant activity within the Level 3 pension and other retiree benefits plan assets during the year ended June 30, 2010.

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

Cash Flows. Management’s best estimate of cash requirements for the defined benefit retirement plans and other retiree benefit plans for the year ending June 30, 2011 is approximately $441 and $25, respectively. For the defined benefit retirement plans, this is comprised of $120 in expected benefit payments from the Company directly to participants of unfunded plans and $321 of expected contributions to funded plans. For other retiree benefit plans, this is comprised of expected contributions that will be used directly for benefit payments. Expected contributions are dependent on many variables, including the variability of the market value of the plan assets as compared to the benefit obligation and other market or regulatory conditions. In addition, we take into consideration our business investment opportunities and resulting cash requirements. Accordingly, actual funding may differ significantly from current estimates.

Total benefit payments expected to be paid to participants, which include payments funded from the Company’s assets, as discussed above, as well as payments from the plans, are as follows:

Years ending June 30	Pension Benefits	Other Retiree Benefits
EXPECTED BENEFIT PAYMENTS
2011	$494	$195
2012	487	213
2013	500	230
2014	524	245
2015	537	261
2016 – 2020	3,063	1,530

Amounts in millions of dollars except per share amounts or as otherwise specified.

68 The Procter & Gamble Company	Notes to Consolidated Financial Statements

Employee Stock Ownership Plan

We maintain the ESOP to provide funding for certain employee benefits discussed in the preceding paragraphs.

The ESOP borrowed $1.0 billion in 1989 and the proceeds were used to purchase Series A ESOP Convertible Class A Preferred Stock to fund a portion of the U.S. DC plan. Principal and interest requirements of the borrowing were paid by the Trust from dividends on the preferred shares and from advances provided by the Company. The original borrowing of $1.0 billion has been repaid in full, and advances from the Company of $160 remain outstanding at June 30, 2010. Each share is convertible at the option of the holder into one share of the Company’s common stock. The dividend for the current year was equal to the common stock dividend of $1.80 per share. The liquidation value is $6.82 per share.

In 1991, the ESOP borrowed an additional $1.0 billion. The proceeds were used to purchase Series B ESOP Convertible Class A Preferred Stock to fund a portion of retiree health care benefits. These shares, net of the ESOP’s debt, are considered plan assets of the other retiree benefits plan discussed above. Debt service requirements are funded by preferred stock dividends, cash contributions and advances provided by the Company, of which $336 is outstanding at June 30, 2010. Each share is convertible at the option of the holder into one share of the Company’s common stock. The dividend for the current year was equal to the common stock dividend of $1.80 per share. The liquidation value is $12.96 per share.

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

The series A and B preferred shares of the ESOP are allocated to employees based on debt service requirements, net of advances made by the Company to the Trust. The number of preferred shares outstanding at June 30 was as follows:

Shares in thousands	2010	2009	2008
Allocated	54,542	56,818	58,557
Unallocated	14,762	16,651	18,665

TOTAL SERIES A	69,304	73,469	77,222

Allocated	20,752	20,991	21,134
Unallocated	41,347	42,522	43,618

TOTAL SERIES B	62,099	63,513	64,752

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

Earnings from continuing operations before income taxes consisted of the following:

Years ended June 30	2010	2009	2008
United States	$8,368	$8,409	$8,167
International	6,679	6,004	6,718

TOTAL	15,047	14,413	14,885

Income taxes on continuing operations consisted of the following:

Years ended June 30	2010	2009	2008
CURRENT TAX EXPENSE
U.S. federal	$2,154	$1,619	$670
International	1,616	1,268	1,515
U.S. state and local	295	229	188

	4,065	3,116	2,373

DEFERRED TAX EXPENSE
U.S. federal	253	595	1,272
International and other	(217)	22	(51)

	36	617	1,221

TOTAL TAX EXPENSE	4,101	3,733	3,594

A reconciliation of the U.S. federal statutory income tax rate to our actual income tax rate on continuing operations is provided below:

Years ended June 30	2010	2009	2008
U.S. federal statutory income tax rate	35.0%	35.0%	35.0%
Country mix impacts of foreign operations	-7.5%	-7.1%	-6.8%
Income tax reserve adjustments	-0.4%	-1.3%	-3.4%
Patient Protection and Affordable
Care Act	1.0%	0.0%	0.0%
Other	-0.8%	-0.7%	-0.7%

EFFECTIVE INCOME TAX RATE	27.3%	25.9%	24.1%

Income tax reserve adjustments represent changes in our net liability for uncertain tax positions related to prior year tax positions.

In March 2010, the Patient Protection and Affordable Care Act (PPACA) was signed into law. One of the provisions of the PPACA changed the taxability of federal subsidies received by plan sponsors that provide retiree prescription drug benefits at least equivalent to Medicare Part D

Amounts in millions of dollars except per share amounts or as otherwise specified.

Notes to Consolidated Financial Statements	The Procter & Gamble Company 69

coverage. As a result of the change in taxability of the federal subsidy, we were required to make adjustments to deferred tax asset balances, resulting in a $152 charge to income tax expense.

Tax benefits credited to shareholders’ equity totaled $5 and $556 for the years ended June 30, 2010 and 2009, respectively. These primarily relate to the tax effects of net investment hedges, excess tax benefits from the exercise of stock options and the impacts of certain adjustments to pension and other retiree benefit obligations recorded in shareholders’ equity.

We have undistributed earnings of foreign subsidiaries of approximately $30 billion at June 30, 2010, for which deferred taxes have not been provided. Such earnings are considered indefinitely invested in the foreign subsidiaries. If such earnings were repatriated, additional tax expense may result, although the calculation of such additional taxes is not practicable.

On July 1, 2007, we adopted accounting guidance on the accounting for uncertainty in income taxes. The adoption of the guidance resulted in a decrease to retained earnings as of July 1, 2007 of $232, which was reflected as a cumulative effect of a change in accounting principle with a corresponding increase to the net liability for uncertain tax positions. The impact primarily reflects the accrual of additional statutory interest and penalties as required by accounting guidance, partially offset by adjustments to existing balances for uncertain tax positions to comply with measurement principles. The implementation of the guidance also resulted in a reduction in our net tax liabilities for uncertain tax positions related to prior acquisitions accounted for under purchase accounting, resulting in an $80 decrease to goodwill.

A reconciliation of the beginning and ending liability for uncertain tax positions is as follows:

	2010	2009	2008
BEGINNING OF YEAR	$2,003	$2,582	$2,971
Increases in tax positions for prior years	128	116	164
Decreases in tax positions for prior years	(146)	(485)	(576)
Increases in tax positions for current year	193	225	375
Settlements with taxing authorities	(216)	(172)	(260)
Lapse in statute of limitations	(45)	(68)	(200)
Currency translation	(120)	(195)	108

END OF YEAR	1,797	2,003	2,582

The Company is present in over 150 taxable jurisdictions and, at any point in time, has 50 – 60 audits underway at various stages of completion. We evaluate our tax positions and establish liabilities for uncertain tax positions that may be challenged by local authorities and may not be fully sustained, despite our belief that the underlying tax positions are fully supportable. Uncertain tax positions are reviewed on an ongoing basis and are adjusted in light of changing facts and circumstances, including progress of tax audits, developments in case law and closing of statute of limitations. Such adjustments are reflected in the tax provision as appropriate. The Company is making a concerted effort to bring its audit inventory to a more current position. We have done this by working with tax authorities to conduct audits for several open years at once. We have tax years open ranging from 1997 and forward. We are generally not able to reliably estimate the ultimate settlement amounts until the close of the audit. While we do not expect material changes, it is possible that the amount of unrecognized benefit with respect to our uncertain tax positions will significantly increase or decrease within the next 12 months related to the audits described above. At this time, we are not able to make a reasonable estimate of the range of impact on the balance of uncertain tax positions or the impact on the effective tax rate related to these items.

Included in the total liability for uncertain tax positions at June 30, 2010 is $1,318 that, depending on the ultimate resolution, could impact the effective tax rate in future periods.

We recognize accrued interest and penalties related to uncertain tax positions in income tax expense. As of June 30, 2010 and 2009, we had accrued interest of $622 and $636 and penalties of $89 and $100, respectively, that are not included in the above table. During the fiscal years ended June 30, 2010 and 2009, we recognized $38 and $119 in interest and $(8) and $(4) in penalties, respectively.

Deferred income tax assets and liabilities were comprised of the following:

June 30	2010	2009
DEFERRED TAX ASSETS
Pension and postretirement benefits	$1,717	$1,395
Stock-based compensation	1,257	1,182
Loss and other carryforwards	595	439
Goodwill and other intangible assets	312	331
Accrued marketing and promotion	216	167
Fixed assets	102	114
Unrealized loss on financial and foreign exchange transactions	88	577
Accrued interest and taxes	88	120
Advance payments	16	15
Inventory	35	97
Other	757	885
Valuation allowances	(120)	(104)

TOTAL	5,063	5,218

DEFERRED TAX LIABILITIES
Goodwill and other intangible assets	11,760	11,922
Fixed assets	1,642	1,654
Other	269	146

TOTAL	13,671	13,722

Net operating loss carryforwards were $1,875 and $1,428 at June 30, 2010 and 2009, respectively. If unused, $567 will expire between 2011 and 2030. The remainder, totaling $1,308 at June 30, 2010, may be carried forward indefinitely.

Amounts in millions of dollars except per share amounts or as otherwise specified.

70 The Procter & Gamble Company	Notes to Consolidated Financial Statements

NOTE 10

COMMITMENTS AND CONTINGENCIES

Guarantees

In conjunction with certain transactions, primarily divestitures, we may provide routine indemnifications (e.g., indemnification for representations and warranties and retention of previously existing environmental, tax and employee liabilities) for which terms range in duration and, in some circumstances, are not explicitly defined. The maximum obligation under some indemnifications is also not explicitly stated and, as a result, the overall amount of these obligations cannot be reasonably estimated. Other than obligations recorded as liabilities at the time of divestiture, we have not made significant payments for these indemnifications. We believe that if we were to incur a loss on any of these matters, the loss would not have a material effect on our financial position, results of operations or cash flows.

In certain situations, we guarantee loans for suppliers and customers. The total amount of guarantees issued under such arrangements is not material.

Off-Balance Sheet Arrangements

We do not have off-balance sheet financing arrangements, including variable interest entities, that have a material impact on our financial statements.

Purchase Commitments and Operating Leases

We have purchase commitments for materials, supplies, services and property, plant and equipment as part of the normal course of business. Commitments made under take-or-pay obligations are as follows:

June 30	2011	2012	2013	2014	2015	Thereafter
Purchase obligations	$896	$568	$528	$281	$120	$301

Such amounts represent future purchases in line with expected usage to obtain favorable pricing. Approximately 45% of our purchase commitments relate to service contracts for information technology, human resources management and facilities management activities that have been outsourced to third-party suppliers. Due to the proprietary nature of many of our materials and processes, certain supply contracts contain penalty provisions for early termination. We do not expect to incur penalty payments under these provisions that would materially affect our financial position, results of operations or cash flows.

We also lease certain property and equipment for varying periods. Future minimum rental commitments under non-cancelable operating leases, net of guaranteed sublease income, are as follows:

June 30	2011	2012	2013	2014	2015	Thereafter
Operating leases	$282	$229	$204	$164	$149	$486

Litigation

We are subject to various legal proceedings and claims arising out of our business which cover a wide range of matters such as governmental regulations, antitrust and trade regulations, product liability, patent and trademark matters, income taxes and other actions.

As previously disclosed, the Company is subject to a variety of investigations into potential competition law violations in Europe by the European Commission and national authorities from a number of countries. These matters involve a number of other consumer products companies and/or retail customers. The Company’s policy is to comply with all laws and regulations, including all antitrust and competition laws, and to cooperate with investigations by relevant regulatory authorities, which the Company is doing. Competition and antitrust law inquiries often continue for several years and, if violations are found, can result in substantial fines.

In response to the actions of the European Commission and national authorities, the Company launched its own internal investigations into potential violations of competition laws. The Company has identified violations in certain European countries and appropriate actions were taken.

Several countries in Europe issued separate complaints pursuant to their investigations alleging that the Company, along with several other companies, engaged in violations of competition laws in those countries. The Company will have the opportunity to respond to these complaints. As a result of our initial and on-going analyses of these complaints, the Company has reserves totaling $245 as of June 30, 2010 for potential fines for competition law violations. The ultimate resolution of these matters could result in fines or costs significantly in excess of the amounts reserved.

The remaining matters involving the European Commission and various other countries are in various stages of the investigatory process. It is still too early for us to reasonably estimate the fines to which the Company will be subject as a result of these competition law issues. The ultimate resolution of these matters will likely result in fines or other costs that could materially impact our income statement and cash flows in the period in which they are accrued and paid, respectively. In other industries, these fines have amounted to hundreds of millions of dollars. We will continue to monitor developments for all of these investigations and will record additional charges as appropriate.

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

NOTE 11

SEGMENT INFORMATION

Effective July 1, 2009, the Company implemented a number of changes to the organization structure of the Beauty GBU, which resulted in changes to the components of its reportable segment structure. The following discussion and segment information reflect the organizational changes for all periods presented. We are organized under three GBUs as follows:

•

The Beauty and Grooming GBU includes the Beauty and the Grooming businesses. The Beauty business is comprised of female beauty products (including cosmetics, deodorants, female blades and razors, personal cleansing and skin care), hair care (including both retail and salon professional) and prestige fragrances. The Grooming business includes electric hair removal devices, home appliances, male blades and razors and male personal care products (including deodorants, face and shave products, hair care and personal cleansing).

•

The Health and Well-Being GBU includes the Health Care and the Snacks and Pet Care businesses. The Health Care business includes feminine care, oral care and personal health care. The Snacks and Pet Care business includes snacks and pet food.

•

The Household Care GBU includes the Fabric Care and Home Care as well as the Baby Care and Family Care businesses. The Fabric Care and Home Care business includes air care, batteries, dish care, fabric care and surface care. The Baby Care and Family Care business includes baby wipes, bath tissue, diapers, facial tissue and paper towels.

Under U.S. GAAP, we have six reportable segments: Beauty; Grooming; Health Care; Snacks and Pet Care; Fabric Care and Home Care; and Baby Care and Family Care. The accounting policies of the businesses are generally the same as those described in Note 1. Differences between these policies and U.S. GAAP primarily reflect income taxes, which are reflected in the businesses using applicable blended statutory rates, and the treatment of certain unconsolidated investees. Certain unconsolidated investees are managed as integral parts of our business units for management reporting purposes. Accordingly, these partially owned operations are reflected as consolidated subsidiaries in segment results, with full recognition of the individual income statement line items through before-tax earnings. Eliminations to adjust these line items to U.S. GAAP are included in Corporate. In determining after-tax earnings for the businesses, we eliminate the share of earnings applicable to other ownership interests, in a manner similar to noncontrolling interest and apply statutory tax rates. Adjustments to arrive at our effective tax rate are also included in Corporate.

Corporate includes certain operating and non-operating activities that are not reflected in the operating results used internally to measure and evaluate the businesses, as well as eliminations to adjust management reporting principles to U.S. GAAP. Operating activities in Corporate include the results of incidental businesses managed at the corporate level along with the elimination of individual revenues and expenses generated by certain unconsolidated investees discussed in the preceding paragraph over which we exert significant influence, but do not control. Operating elements also include certain employee benefit costs, the costs of certain restructuring-type activities to maintain a competitive cost structure, including manufacturing and workforce rationalization and other general Corporate items. The non-operating elements in Corporate primarily include interest expense, divestiture gains and interest and investing income. In addition, Corporate includes the historical results of certain divested businesses.

Total assets for the reportable segments include those assets managed by the reportable segment, primarily inventory and fixed assets. Other assets, primarily including cash, accounts receivable, investment securities and goodwill, are included in Corporate.

The Company had net sales in the U.S. of $30.0 billion, $29.6 billion and $29.7 billion for the years ended June 30, 2010, 2009 and 2008, respectively. Assets in the U.S. totaled $70.1 billion and $71.9 billion as of June 30, 2010 and 2009, respectively.

Our largest customer, Wal-Mart Stores, Inc. and its affiliates, accounted for 16% of consolidated net sales in 2010, 2009 and 2008.

Amounts in millions of dollars except per share amounts or as otherwise specified.

72 The Procter & Gamble Company	Notes to Consolidated Financial Statements

Global Segment Results		Net Sales	Earnings from Continuing Operations Before Income Taxes	Net Earnings from Continuing Operations	Depreciation and Amortization	Total Assets(2)	Capital Expenditures
BEAUTY AND GROOMING GBU
BEAUTY	2010	$19,491	$3,648	$2,712	$503	$11,825	$534
	2009	18,924	3,558	2,664	454	11,987	526
	2008	19,666	3,673	2,827	450	12,760	462
GROOMING	2010	7,631	2,007	1,477	625	21,259	259
	2009	7,408	1,900	1,359	721	22,205	294
	2008	8,103	2,154	1,582	743	23,302	308
HEALTH AND WELL-BEING GBU
HEALTH CARE	2010	11,493	2,809	1,860	385	7,142	383
	2009	11,288	2,786	1,835	369	7,206	372
	2008	12,087	3,030	2,021	372	8,088	420
SNACKS AND PET CARE	2010	3,135	499	326	92	1,237	86
	2009	3,114	388	234	100	1,123	72
	2008	3,204	409	261	102	1,303	78
HOUSEHOLD CARE GBU
FABRIC CARE AND HOME CARE	2010	23,805	5,076	3,339	604	9,650	766
	2009	23,186	4,663	3,032	578	10,419	808
	2008	23,714	5,060	3,411	599	11,387	763
BABY CARE AND FAMILY CARE	2010	14,736	3,270	2,049	612	6,406	852
	2009	14,103	2,827	1,770	570	6,259	902
	2008	13,898	2,700	1,728	612	6,821	763
CORPORATE(1)	2010	(1,353)	(2,262)	(817)	287	70,653	187
	2009	(1,329)	(1,709)	(214)	224	75,634	264
	2008	(1,415)	(2,141)	(539)	181	80,331	252
TOTAL COMPANY	2010	78,938	15,047	10,946	3,108	128,172	3,067
	2009	76,694	14,413	10,680	3,016	134,833	3,238
	2008	79,257	14,885	11,291	3,059	143,992	3,046

(1)	The Corporate reportable segment includes the total assets and capital expenditures of the coffee and pharmaceuticals businesses prior to their divestitures in November 2008 and October 2009, respectively.
(2)	Prior years’ total assets have been updated to reflect a change in management accountability for certain items, primarily accounts receivable, from the reportable segments to Corporate.

Amounts in millions of dollars except per share amounts or as otherwise specified.

Notes to Consolidated Financial Statements	The Procter & Gamble Company 73

NOTE 12

DISCONTINUED OPERATIONS

In October 2009, the Company completed the divestiture of our global pharmaceuticals business to Warner Chilcott plc (Warner Chilcott) for $2.8 billion of cash, net of assumed and transferred liabilities. Under the terms of the agreement, Warner Chilcott acquired our portfolio of branded pharmaceutical products, our prescription drug product pipeline and our manufacturing facilities in Puerto Rico and Germany. In addition, the majority of the employees working on the pharmaceuticals business were transferred to Warner Chilcott. The Company recorded an after-tax gain on the transaction of $1,464, which is included in net earnings from discontinued operations in the Consolidated Statement of Earnings for the year ended June 30, 2010.

The pharmaceuticals business had historically been part of the Company’s Health Care reportable segment. In accordance with the applicable accounting guidance for the disposal of long-lived assets, the results of the pharmaceuticals business are presented as discontinued operations and, as such, have been excluded from both continuing operations and segment results for all years presented.

In November 2008, the Company completed the divestiture of our coffee business through the merger of our Folgers coffee subsidiary into The J.M. Smucker Company (Smucker) in an all-stock reverse Morris Trust transaction. In connection with the merger, 38.7 million shares of common stock of the Company were tendered by shareholders and exchanged for all shares of Folgers common stock, resulting in an increase in treasury stock of $2,466. Pursuant to the merger, a Smucker subsidiary merged with and into Folgers and Folgers became a wholly owned subsidiary of Smucker. The Company recorded an after-tax gain on the transaction of $2,011, which is included in net earnings from discontinued operations in the Consolidated Statement of Earnings for the year ended June 30, 2009.

The coffee business had historically been part of the Company’s Snacks, Coffee and Pet Care reportable segment, as well as the coffee portion of our away-from-home business, which was included in the Fabric Care and Home Care reportable segment. In accordance with the applicable accounting guidance for the disposal of long-lived assets, the results of Folgers are presented as discontinued operations and, as such, have been excluded from both continuing operations and segment results for all years presented.

Following is selected financial information included in net earnings from discontinued operations for the pharmaceuticals and coffee businesses:

	2010			2009			2008
Years Ended June 30	Pharma	Coffee	Total	Pharma	Coffee	Total	Pharma	Coffee	Total
Net sales	$751	$—	$751	$2,335	$668	$3,003	$2,491	$1,754	$4,245

Earnings from discontinued operations	306	—	306	912	212	1,124	747	446	1,193
Income tax expense	(101)	—	(101)	(299)	(80)	(379)	(240)	(169)	(409)
Gain on sale of discontinued operation	2,632	—	2,632	—	1,896	1,896	—	—	—
Income tax benefit (expense) on sale	(1,047)	—	(1,047)	—	115	115	—	—	—

Net earnings from discontinued operations	1,790	—	1,790	613	2,143	2,756	507	277	784

The net gain on the sale of the pharmaceuticals business, in the table above, for the year ended June 30, 2010 also includes an after-tax gain on the sale of the Actonel brand in Japan which occurred prior to the divestiture to Warner Chilcott.

Amounts in millions of dollars except per share amounts or as otherwise specified.

74 The Procter & Gamble Company	Notes to Consolidated Financial Statements

NOTE 13

QUARTERLY RESULTS (UNAUDITED)

Quarters Ended		Sept 30	Dec 31	Mar 31	Jun 30	Total Year
NET SALES	2009–2010	$19,807	$21,027	$19,178	$18,926	$78,938
	2008–2009	20,983	19,763	17,864	18,084	76,694
OPERATING INCOME	2009–2010	4,448	4,655	3,968	2,950	16,021
	2008–2009	4,386	4,055	3,553	3,380	15,374
GROSS MARGIN	2009–2010	52.6%	53.7%	51.9%	49.5%	52.0%
	2008–2009	49.7%	50.4%	49.0%	49.0%	49.5%
NET EARNINGS:
Earnings from continuing operations	2009–2010	$3,027	$3,149	$2,585	$2,185	$10,946
	2008–2009	3,115	2,813	2,429	2,323	10,680
Earnings from discontinued operations	2009–2010	280	1,510	—	—	1,790
	2008–2009	233	2,191	184	148	2,756
Net earnings	2009–2010	3,307	4,659	2,585	2,185	12,736
	2008–2009	3,348	5,004	2,613	2,471	13,436
DILUTED NET EARNINGS PER COMMON SHARE:
Earnings from continuing operations	2009–2010	$0.97	$1.01	$0.83	$0.71	$3.53
	2008–2009	0.96	0.89	0.78	0.75	3.39
Earnings from discontinued operations	2009–2010	0.09	0.48	—	—	0.58
	2008–2009	0.07	0.69	0.06	0.05	0.87
Diluted net earnings per common share	2009–2010	1.06	1.49	0.83	0.71	4.11
	2008–2009	1.03	1.58	0.84	0.80	4.26

Amounts in millions of dollars except per share amounts or as otherwise specified.

The Procter & Gamble Company 75

Global Leadership Council	Board of Directors

Robert A. McDonald

Chairman of the Board, President

and Chief Executive Officer

GLOBAL OPERATIONS

Werner Geissler

Vice Chairman Global Operations

Deborah A. Henretta

Group President – Asia

Shannan Stevenson

President – Greater China

Laurent L. Philippe

Group President – CEEMEA

Melanie L. Healey

Group President – North America

Giovanni Ciserani

President – Western Europe

Jorge A. Uribe

President – Latin America

Jeffrey K. Schomburger

President – Global Wal-Mart Team

GLOBAL HOUSEHOLD CARE

Dimitri Panayotopoulos

Vice Chairman

Global Household Care

Jorge S. Mesquita

Group President – Global Fabric Care

Martin Riant

Group President – Global Baby Care

David S. Taylor

Group President – Global Home Care

Mary Lynn Ferguson-McHugh

President – Family Care

Mark Bertolami

President – Duracell

GLOBAL BEAUTY & GROOMING

Edward D. Shirley

Vice Chairman

Global Beauty & Grooming

Charles V. Bergh

Group President – Global Male

Grooming, Beauty & Grooming

Virginia C. Drosos

Group President – Global Female

Beauty, Beauty & Grooming

Colleen E. Jay

President – Global Female Beauty,

Beauty & Grooming

John P. Goodwin

President – Global Braun,

Beauty & Grooming

Robert Jongstra

President – Global Professional Salon,

Beauty & Grooming

Patrice Louvet

President – Global Prestige

GLOBAL HEALTH AND WELL-BEING

Robert A. Steele

Vice Chairman

Global Health and Well-Being

Charles E. Pierce

Group President – Global Oral Care

Steven D. Bishop

President – Global Feminine Care

Thomas M. Finn

President – Global Health Care

Daniel S. Rajczak

Senior Vice President – Global Snacks

& Pet Care

CORPORATE AND

COMPANY OPERATIONS

Bruce Brown

Chief Technology Officer

Shekhar Mitra

Senior Vice President – Corporate

R&D, Materials Science & Technology

and Global Beauty & Grooming

Robert L. Fregolle, Jr.

Global Customer Business

Development Officer

R. Keith Harrison, Jr.

Global Product Supply Officer

Christopher D. Hassall

Global External Relations Officer

Deborah P. Majoras

Chief Legal Officer & Secretary

Jon R. Moeller

Chief Financial Officer

Teri L. List

Senior Vice President & Treasurer

Valarie Sheppard

Senior Vice President & Comptroller

and Global Household Care Finance

and Accounting

Moheet Nagrath

Global Human Resources Officer

Linda W. Clement-Holmes

Senior Vice President – Global Diversity and Global Business Services

Filippo Passerini

President – Global Business Services

& Chief Information Officer

Marc S. Pritchard

Global Brand Building Officer

Philip J. Duncan

Global Design Officer

Joan M. Lewis

Global Consumer & Market

Knowledge Officer

Nancy K. Swanson

Vice President – Corporate

The following company officers have announced their intention to retire during the 2010/11 fiscal year:

Steven W. Jemison

Officer on Special Assignment

Christopher de Lapuente

Group President on Special

Assignment

Angela F. Braly

Chair of the Board, President and Chief Executive Officer of WellPoint, Inc. (healthcare insurance). Appointed to the Board on December 8, 2009. Age 49. Member of the Audit and Governance & Public Responsibility Committees.

Kenneth I. Chenault

Chairman and Chief Executive Officer of the American Express Company (financial services). Director since 2008. Also a Director of International Business Machines Corporation. Age 59. Member of the Audit and Compensation & Leadership Development Committees.

Scott D. Cook

Chairman of the Executive Committee of the Board of Intuit Inc. (software and web services). Director since 2000. Also a Director of eBay Inc. Age 58. Chair of the Innovation & Technology Committee and member of the Compensation & Leadership Development Committee.

Rajat K. Gupta

Senior Partner Emeritus at McKinsey & Company (international consulting). Director since 2007. Also a Director of American Airlines, Genpact, Ltd., and Harman International Industries, Inc. Age 61. Member of the Audit and Innovation & Technology Committees.

Robert A. McDonald

Chairman of the Board, President and Chief Executive Officer of the Company. Named Chairman of the Board effective January 1, 2010. Director since 2009. Also a Director of Xerox Corporation. Age 57.

W. James McNerney, Jr.

Chairman of the Board, President and Chief Executive Officer of The Boeing Company (aerospace, commercial jetliners and military defense systems company). Director since 2003. Also a Director of International Business Machines Corporation. Age 61. Presiding Director, Chair of the Compensation & Leadership Development Committee and member of the Governance & Public Responsibility Committee.

Johnathan A. Rodgers

President and Chief Executive Officer of TV One, LLC (media and communications company). Director since 2001. Also a Director of Nike, Inc. Age 64. Member of the Innovation & Technology Committee.

Mary Agnes Wilderotter

Chairman, President and Chief Executive Officer of Frontier Communications Corporation (communications company specializing in providing services to rural areas and small and medium-sized towns and cities). Director since 2009. Also a Director of Xerox Corporation. Age 55. Member of the Compensation & Leadership Development and Governance & Public Responsibility Committees.

Patricia A. Woertz

Chairman, Chief Executive Officer and President of Archer Daniels Midland Company (agricultural processors of oilseeds, corn, wheat and cocoa, etc.). Director since 2008. Age 57. Chair of the Audit Committee and member of the Governance & Public Responsibility Committee.

Ernesto Zedillo

Former President of Mexico, Director of the Center for the Study of Globalization and Professor in the field of International Economics and Politics at Yale University. Director since 2001. Also a Director of Alcoa Inc. and Citigroup, Inc. Age 58. Chair of the Governance & Public Responsibility Committee and member of the Innovation & Technology Committee.

THE BOARD OF DIRECTORS HAS FOUR COMMITTEES:

– Audit Committee

– Compensation & Leadership Development Committee

– Governance & Public Responsibility Committee

– Innovation & Technology Committee

76 The Procter & Gamble Company

Financial Summary (Unaudited)

Amounts in millions, except per share amounts	2010	2009	2008	2007	2006	2005
Net Sales	$78,938	$76,694	$79,257	$72,441	$64,416	$53,210
Gross Margin	41,019	38,004	39,996	37,065	32,549	26,391
Operating Income	16,021	15,374	15,979	14,485	12,551	9,666
Net Earnings from Continuing Operations	10,946	10,680	11,291	9,662	8,187	6,384
Net Earnings from Discontinued Operations	1,790	2,756	784	678	497	539
Net Earnings	12,736	13,436	12,075	10,340	8,684	6,923
Net Earnings Margin from Continuing Operations	13.9%	13.9%	14.2%	13.3%	12.7%	12.0%

Basic Net Earnings per Common Share:
Earnings from continuing operations	$3.70	$3.55	$3.61	$3.01	$2.63	$2.48
Earnings from discontinued operations	0.62	0.94	0.25	0.21	0.16	0.22

Basic Net Earnings per Common Share	4.32	4.49	3.86	3.22	2.79	2.70

Diluted Net Earnings per Common Share:
Earnings from continuing operations	3.53	3.39	3.40	2.84	2.49	2.33
Earnings from discontinued operations	0.58	0.87	0.24	0.20	0.15	0.20

Diluted Net Earnings per Common Share	4.11	4.26	3.64	3.04	2.64	2.53

Dividends per Common Share	1.80	1.64	1.45	1.28	1.15	1.03

Research and Development Expense	$1,950	$1,864	$1,946	$1,823	$1,682	$1,538
Advertising Expense	8,576	7,519	8,520	7,799	7,010	5,804
Total Assets	128,172	134,833	143,992	138,014	135,695	61,527
Capital Expenditures	3,067	3,238	3,046	2,945	2,667	2,181
Long-Term Debt	21,360	20,652	23,581	23,375	35,976	12,887
Shareholders’ Equity	61,439	63,382	69,784	67,012	63,171	18,655

Shareholder Return Performance Graphs

MARKET AND DIVIDEND INFORMATION

P&G has been paying a dividend for 120 consecutive years since its incorporation in 1890 and has increased its dividend for 54 consecutive years at an annual compound average rate of approximately 9.5%.

(in dollars; split-adjusted)	1956	1970	1984	1998	2010
Dividends per Share	$0.01	$0.04	$0.15	$0.51	$1.80

QUARTERLY DIVIDENDS Quarter Ended	2009 – 2010	2008 – 2009
September 30	$0.4400	$0.4000
December 31	0.4400	0.4000
March 31	0.4400	0.4000
June 30	0.4818	0.4400

COMMON STOCK PRICE RANGE

	2009 – 2010		2008 – 2009
Quarter Ended	High	Low	High	Low
September 30	$58.66	$50.52	$73.57	$60.05
December 31	63.48	56.02	71.94	53.77
March 31	64.58	59.01	62.97	43.93
June 30	64.00	39.37	54.77	46.29

The Procter & Gamble Company 77

Shareholder Return Performance Graphs

(continued)

SHAREHOLDER RETURN

The following graph compares the cumulative total return of P&G’s common stock for the 5-year period ending June 30, 2010, against the cumulative total return of the S&P 500 Stock Index (broad market comparison) and the S&P 500 Consumer Staples Index (line of business comparison). The graph and table assume $100 was invested on June 30, 2005, and that all dividends were reinvested.

	Cumulative Value of $100 Investment, through June 30
Company Name/Index	2005	2006	2007	2008	2009	2010
P&G	$100	$108	$121	$123	$106	$128
S&P 500 Index	100	109	131	114	84	96
S&P 500 Consumer Staples Index	100	108	124	125	112	128

Recognition

P&G is recognized as a leading global company, including a #6 ranking on Fortune’s “Global Most Admired Companies,” the #2 ranking on Fortune’s “Top Companies for Leaders” survey, the #3 ranking on Barron’s “World’s Most Respected Companies List,” a #12 ranking on Bloomberg Businessweek’s list of “World’s Most Innovative Companies,” a ranking among Bloomberg Businessweek/Hay Group’s Twenty Best Companies for Leadership, a #2 ranking on the AMR Research Supply Chain Top 25 and the only company to have been in the Top 5 for six consecutive years, top rankings on the Dow Jones Sustainability Index from 2000 to 2010, a #13 ranking on the list of the Global 100 Most Sustainable Corporations in the World, and a consistent #1 ranking within our industry on Fortune’s Most Admired list for 25 of 26 total years and for 13 years in a row. P&G was recognized during the year by SymphonyIRI Group as the most innovative manufacturer in the consumer packaged goods industry for the last decade—presenting the Company with its “Outstanding Achievement in Innovation” award.

P&G’s commitment to creating a diverse workplace has been recognized by the National Association for Female Executives (Top 50 Companies for Executive Women), Working Mother magazine (100 Best Companies for Working Mothers and Top 20 Best Companies for Multicultural Women), Black Enterprise magazine (40 Best Companies for Diversity), and Diversity Inc. (#18 ranking on the Top 50 Companies for Diversity and #6 ranking on the Top 10 Companies for Global Diversity).

Supplier diversity is a fundamental business strategy that strengthens our innovation and go-to-market capabilities and touches and improves the lives of our diverse suppliers, their employees and the communities in which they live and work. In 2010, P&G spent more than $2 billion with minority- and women-owned businesses. Since 2005, P&G has been a member of the Billion Dollar Roundtable, a forum of 17 corporations that spend more than $1 billion annually with diverse suppliers.

78 The Procter & Gamble Company

Company and Shareholder Information

P&G’S PURPOSE

We will provide branded products and services of superior quality and value that improve the lives of the world’s consumers, now and for generations to come. As a result, consumers will reward us with leadership sales, profit and value creation, allowing our people, our shareholders, and the communities in which we live and work to prosper.

BRANDS

For information on our portfolio of leadership brands and our latest innovations, please visit www.pg.com/brands and www.pginnovation.com.

SUSTAINABILITY

At P&G, we are focusing our efforts where we can make the most meaningful difference in both environmental and social sustainability. To learn more, please visit www.pg.com/sustainability.

CORPORATE HEADQUARTERS

The Procter & Gamble Company

P.O. Box 599, Cincinnati, OH 45201-0599

P&G SHAREHOLDER INVESTMENT PROGRAM

The Procter & Gamble Shareholder Investment Program (SIP) is a direct stock purchase and dividend reinvestment plan. The SIP is open to current P&G shareholders as well as new investors and is designed to encourage long-term investment in P&G by providing a convenient and economical way to purchase P&G stock and reinvest dividends. Highlights of the plan include:

•	Minimum initial investment — $250

•	Nominal administrative fees, including no enrollment fee, and no dividend reinvestment fee

•	Optional Cash Investment — minimum $50

•	Administered by P&G Shareholder Services Department

For complete information on the SIP, please read the Program Prospectus. The Prospectus and New Account Application Form are available at www.pg.com/en_US/investors/investing_in_pg or by contacting P&G Shareholder Services.

GIVING THE GIFT OF P&G STOCK

Did you know you can give P&G stock to your children, grandchildren, nieces, nephews and friends? Many of our long-time shareholders know what a great gift P&G stock makes for a special person on a special occasion. You can make the gift by transferring shares from your account or by purchasing shares for the recipient through the SIP. Please visit www.pg.com/investors or contact P&G Shareholder Services for details.

SHAREHOLDER SERVICES

The Procter & Gamble Shareholder Services Department serves as transfer and dividend paying agent for P&G Common Stock and Administrator of the Procter & Gamble Shareholder Investment Program. Registered shareholders and Program participants needing account assistance with share transfers, plan purchases/sales, lost stock certificates, etc. should contact P&G Shareholder Services at:

Website: www.pg.com/en_US/investors/shareholder_services

E-mail: shareholders.im@pg.com

Personal assistance (M – F, 9a – 4p Eastern): 1-800-742-6253; 1-513-983-3034 (outside U.S. and Canada)

Financial information request line (24 hours): 1-800-764-7483

TRANSFER AGENT

The Procter & Gamble Company

Shareholder Services Department

P.O. Box 5572, Cincinnati, OH 45201-5572

REGISTRAR

The Procter & Gamble Company

P.O. Box 599, Cincinnati, OH 45201-0599

EXCHANGE LISTINGS

New York Stock Exchange, NYSE Euronext-Paris

STOCK SYMBOL

PG

SHAREHOLDERS OF COMMON STOCK

There were approximately 2,311,000 common stock shareowners, including shareholders of record, participants in the P&G Shareholder Investment Program, participants in P&G stock ownership plans and beneficial owners with accounts at banks and brokerage firms, as of June 30, 2010.

ANNUAL MEETING

The next annual meeting of shareholders will be held on Tuesday, October 12, 2010. A full transcript of the meeting will be available from Susan Felder, Assistant Secretary. Ms. Felder can be reached at 299 East Sixth Street, Cincinnati, Ohio 45202-3315.

FORM 10-K

Shareholders may obtain a copy of P&G’s 2010 report to the Securities and Exchange Commission on Form 10-K by going to www.pg.com/investors or by calling 1-800-764-7483. This information is also available at no charge by sending a request to P&G Shareholder Services at the address listed.

The most recent certifications by our Chief Executive and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 are filed as exhibits to our Form 10-K for the fiscal year ended June 30, 2010. We have also filed with the New York Stock Exchange the most recent Annual CEO certification as required by Section 303A.12(a) of the New York Stock Exchange Listed Company Manual.

The Procter & Gamble Company 79

Now and for generations to come.

Sustainability at P&G is fully integrated into our growth strategy of improving more consumers' lives, in more parts of the world, more completely. In order to responsibly achieve our growth goals behind this strategy, we must grow sustainably.

Since establishing our five specific sustainability strategies and goals in 2007, we have made good progress against these targets. We've created substantial efficiencies in running our operations with less water and energy, and generating less CO_2 and waste. We've introduced new products that have more favorable environmental profiles. We've increased our employee engagement and external partnerships. Our social responsibility programs continue to improve the lives of children in need around the world.

The future will be challenging for all of us as the world's challenges grow more complex. At P&G, we are committed to implementing each of our strategies to their fullest, continuing to make meaningful progress toward achieving our goals.

To learn more, visit www.pg.com/sustainability.

Strategy 1: Products

Delight the consumer with sustainable innovations that improve the environmental profile of our products.

Strategy 2: Operations

Improve the environmental profile of P&G's own operations.

Strategy 3: Social Responsibility

Improve children's lives through P&G's social responsibility programs.

Strategy 4: Employees

Engage and equip all P&G employees to build sustainability thinking and practices into their everyday work.

Strategy 5: Stakeholders

Shape the future by working transparently with our stakeholders to enable continued freedom to innovate in a responsible way.

GOAL: Develop and market at least $50 billion in cumulative sales of "sustainable innovation products," which are products that have an improved environmental profile.[1]

GOAL: Deliver an additional 20% reduction (per unit of production) in CO_2 emissions, energy consumption, water consumption and disposed waste from P&G plants, leading to a total reduction over the decade of at least 50%.

GOAL: Enable 300 million children to Live, Learn and Thrive.[2] Prevent 160 million days of disease and save 20,000 lives by delivering 4 billion liters of clean water in our Children's Safe Drinking Water program.[3]

(1) Sustainable Innovation Products are included if they have launched in market since July 1, 2007, and have a >10% reduction in one or more of the following indicators without negatively impacting the overall sustainability profile of the product: A. Energy, B. Water, C. Transportation, D. Amount of material used in packaging or products, E. Substitution of nonrenewable energy or materials with renewable sources.

(2) Live, Learn and Thrive (LLT) is P&G's global cause that focuses our social investments on efforts that improve the lives of children in need ages 0 – 13.

(3) Within Live, Learn and Thrive, our signature program is Children's Safe Drinking Water. Methodology for calculating diarrheal days and mortality was developed with Population Services International and Aquaya Institute. Details are provided in P&G's Sustainability Report found at www.pg.com/sustainability.