Form 10-K, Exhibit 13
period 2011-06-30
PROCTER & GAMBLE CO
filed 2011-08-10
CIK 80424

EXHIBIT (13)

Annual Report to Shareholders
(pages 1-79)

2011 ANNUAL REPORT

Innovating for Everyday Life

P&G

Contents

Letter to Shareholders ... 1
Leadership Brands ... 9
Innovating for Everyday Life ... 14
Gillette Guard ... 16
Brazil ... 18
Crest 3D White ... 20
Gain Dishwashing Liquid ... 22
Head & Shoulders ... 24
Old Spice ... 26
Disaster Relief ... 28
Financial Contents ... 29
Global Leadership Council ... 75
Board of Directors ... 75
Financial Summary ... 76
Company and Shareholder Information ... 78

Net Sales ($ billions)

11 $82.6
10 $78.9
09 $76.7
08 $79.3
07 $72.4

Operating Cash Flow ($ billions)

11 $13.2
10 $16.1
09 $14.9
08 $15.0
07 $13.4

Diluted Net Earnings (per common share)

11 $3.93
10 $4.11
09 $4.26
08 $3.64
07 $3.04

2011 Net Sales

19%
24%
9%
14%
4%
30%
By business segment
Beauty
Grooming
Health Care
Snacks & Pet Care
Fabric Care & Home Care
Baby Care & Family Care

16%
9%
41%
14%
20%
By geographic region
North America
Western Europe
Central & Eastern Europe, Middle East & Africa
Latin America
Asia

35%
65%
By market maturity
Developed
Developing

Financial Highlights (unaudited)

Amounts in millions, except per share amounts	2011	2010	2009	2008	2007
Net Sales	$82,559	$78,938	$76,694	$79,257	$72,441
Operating Income	15,818	16,021	15,374	15,979	14,485
Net Earnings	11,797	12,736	13,436	12,075	10,340
Net Earnings Margin from Continuing Operations	14.3%	13.9%	13.9%	14.2%	13.3%
Diluted Net Earnings per Common Share from Continuing Operations	$3.93	$3.53	$3.39	$3.40	$2.84
Diluted Net Earnings Per Common Share	3.93	4.11	4.26	3.64	3.04
Dividends Per Common Share	1.97	1.80	1.64	1.45	1.28

Dear Shareholders,

Last year, I described P&G's Purpose-inspired Growth Strategy, which is to touch and improve more consumers' lives in more parts of the world more completely. I told you that we intend to deliver total shareholder return that consistently ranks P&G among the top third of our peers—the best-performing consumer products companies in the world. To do this, we must deliver the Company's long-term annual growth goals, which are to:

2 The Procter & Gamble Company

We made meaningful progress toward these long-term goals for fiscal 2011, despite significant external challenges.

- **Organic sales grew 4%. Organic volume grew 5%.**
- **Core earnings per share grew 8%.**
- **Free cash flow productivity was 84% of net earnings.**

We increased our quarterly dividend by 9%, making this the 121st consecutive year that P&G has paid a dividend and the 55th consecutive year that the dividend has increased.

Over the past 55 years, P&G's dividend has increased at an annual compound average rate of approximately 9.5%. In total, we paid approximately $5.8 billion in dividends in fiscal 2011.

We also returned $7.0 billion to shareholders through the repurchase of P&G stock. Based on our current market capitalization, dividends and share repurchase, we provided shareholders with an effective cash yield of nearly 7%, with additional potential for capital appreciation.

This is good performance in a very demanding business and economic environment. It is not yet great performance. I am confident, however, that we will continue to grow our business on the strength of our Purpose-inspired Growth Strategy:

- **We are executing the strategy as planned, with unrelenting focus on innovation.**
- **We are increasing productivity, which frees up resources to invest in innovation.**
- **We continue to strengthen our portfolio of businesses.**
- **We are tackling growth challenges head on.**
- **We have solid, executable plans in place to capture the enormous growth potential that our strategy creates.**

Further, P&G people are inspired and are performing heroically to improve lives, to grow our business, and to create value for our shareholders. My objective, with this Letter, is to explain what we are doing in each of these areas.

Growth Drivers

P&G's Purpose is to touch and improve people's everyday lives. This is an inspiring but demanding aspiration. There are nearly seven billion people on the planet today and we are currently reaching about 4.4 billion of them. We want to reach all of them with products and services that make their everyday lives a little better. We know that if we do this well, we'll be rewarded with sales and profit growth, market share leadership, a strong company reputation and, ultimately, the creation of value that allows our people, our shareholders and the communities in which we live and work to prosper.

Our growth strategy, which we established two years ago, is inspired by our Purpose. We are executing this strategy by innovating to improve people's everyday lives in every part of the world, and by then expanding our portfolio of innovation up and down price tiers, into new markets, and into new and existing product categories.

This strategy is fundamentally right for P&G because it inspires our people and our partners, focuses us where the growth opportunities are greatest, and leverages our core strengths: consumer understanding, brand building, go-to-market capability, global scale and, most importantly, innovation.

Innovation Wins Decades

Innovation is the driving force behind our strategy, as it always has been at P&G. Our experience has proven that price promotion may win a quarter here and there, but innovation wins decades.

There are many examples to prove this. Take our Laundry business in the U.K., for instance. In the late 1970s, we were competing hard just to defend and maintain our 35% market share leadership position. We then stepped up our innovation efforts. In the three decades since, we've introduced a series of game-changing innovations such as Daz automatic detergent, concentrated liquid detergent, and most recently, Liquitabs. We now enjoy around a 50% share.

We've seen the same dynamic in Oral Care. In the 1990s, we lost our historical lead versus our top competitor because they simply out-innovated us. We stepped up our innovation game once again and delivered a string of product breakthroughs including Crest Whitestrips, Crest Pro-Health, and Crest 3D White. We restored P&G's leadership of the U.S. Dentifrice category, which is now enabling us to expand these innovative products around the world.

The Procter & Gamble Company 3

Purpose-inspired Growth Strategy: Our path forward

		FY 2011		ANNUAL GROWTH TARGETS
Organic Sales Growth (1)	→	4%	→	*1–2% above global market growth rates*
Core EPS Growth (2)	→	8%	→	*High single to low double digits*
Free Cash Flow (3)	→	84% of net earnings	→	*90% of net earnings*

(1) Organic sales growth is a non-GAAP measure of sales growth. See page 51 for a reconciliation of net sales growth to organic sales growth.

(2) Core EPS growth is a non-GAAP measure of the Company's diluted net earnings per share from continuing operations. See page 51 for a reconciliation of Core EPS to diluted net earnings per share from continuing operations.

I'll share one more example. Head & Shoulders was a relatively small, primarily North American brand a decade ago. We invested in a combination of marketing and product innovations and then began to expand the brand globally. Since then, we have more than tripled sales and Head & Shoulders is now the largest shampoo brand in the world.

These and other experiences reinforce our commitment to innovation as the fundamental driver of P&G's growth.

We invest about $2 billion a year in Research & Development—about 60% more than our next closest competitor and more than most of our competitors combined.

The investment continues to pay off. We currently have the strongest innovation and global expansion program in P&G history. We are globalizing products such as Gillette Fusion ProGlide, Crest 3D White, Laundry additives, and the Pampers thinness and absorbency upgrade.

We're also expanding successful marketing innovation such as the Shiksha education program in India, in which P&G contributes a brick to build a school for each pack of product purchased, or the Pampers "One Pack Equals One Vaccine" campaign with its focus on eradicating maternal and neonatal tetanus. The Old Spice "Smell Like a Man, Man" campaign generated consumer excitement and demand that catapulted the brand to market leadership. P&G's global sponsorship of the Olympic Games provides an outstanding platform for integrated, multi-branded commercial innovation.

In this past fiscal year, we grew or held market share on businesses representing about 60% of our sales, which is the best indication that consumers are rewarding P&G innovation despite a highly competitive and demanding economic environment.

We also continue to earn external recognition for our innovations. In 2010, P&G launched eight of the top 25 most successful new products in the consumer products industry in North America, as measured by SymphonyIRI Group (which recognized us last year as one of the most innovative manufacturers in the U.S. Consumer Packaged Goods industry for the past decade, presenting us with an Outstanding Achievement in Innovation Award). Crest 3D White was the most successful new product launch measured by SymphonyIRI Group last year. For the past 16 years, P&G has had 132 products on the top 25 New Product Pacesetters list, more than our six largest competitors combined.

In 2011, P&G along with our agencies brought home a record-setting 32 Cannes Lion awards (which recognize the world's best advertising and communications) at the Cannes Lions International Festival of Creativity (formerly known as the International Advertising Festival). This was nearly double our previous record of 17—and more than double the combined number of Lions awarded to our six closest competitors. We were also awarded the title of Most Effective Marketer in the World by Effie Worldwide.

4 The Procter & Gamble Company

All this reflects P&G's deep and abiding commitment to innovation, which is *always* the best driver of long-term sustainable growth—for P&G's business and for the categories in which we compete. In the section that follows this Letter, you will find a series of stories that bring P&G innovation to life—stories that show how P&G people innovate for the way everyday life is lived and, as a result, improve lives in every moment of the day, in every part of the world, through everything we do.

Productivity Fuels Innovation

Productivity is the second critical growth driver for P&G. Improved productivity frees up resources to invest in innovation that improves lives and drives top- and bottom-line growth. It is a virtuous cycle.

Our three most important productivity initiatives in the Company today are integration, simplification and digitization. They are highly interdependent and mutually reinforcing.

Integration

Integrating to operate more fully as a single company is the way we turn our size into scale and our scale into faster growth and cost advantage. For many years, the focus was on individual brands. We then shifted to managing on a regional product category basis and, later, to a global category basis. We're now operating through Global Business Units and Market Development Organizations to go to market as a single Company, rather than as categories, and have expanded our Global Business Services organization to scale work and to provide better operational support at lower cost.

For the most part, each of these evolutionary steps made P&G more cost efficient and incrementally faster, but we still weren't getting the full benefit of our scale. We are now beginning to reap greater scale advantages by integrating as one Company.

There are multiple efforts under way throughout the organization, but I'll highlight three of the most important ones to illustrate how we create Company scale.

1. ***Integrated Plans for Developing Markets***
   We are creating multi-category plans for our top-priority developing markets. These are plans that bring together multiple categories and multifunctional capabilities in ways that an individual brand or category team could not. They reduce affordability barriers, accelerate speed of market entry, increase relevance to distributors, retailers, governments and potential employees, and create greater probabilities of success.

   We've launched these plans over the past 18 months in several markets, including the BRIC countries (Brazil, Russia, India, and China) and successfully accelerated our historic growth rates. Brazil is a good example. Our integrated plan for that market will double the number of categories in which P&G competes in the next few years. We launched two new categories this year (Skin Care and Air Care) with three more planned for 2012. We've accelerated sales growth from a 12% average over the 2006–2009 period to 28% in 2010 and 32% this past year. We've seen similar results in other countries. We will continue to execute these plans in our top-priority developing markets over the next several years.

2. ***Multi-Brand Commercial Innovation***
   We're creating more multi-brand programs such as our Olympic Games sponsorship, Future Friendly (an environmental sustainability initiative) and P&G Brand Saver (a dedicated newspaper insert of advertising, coupons and consumer education). These multi-brand initiatives earn significantly higher returns than many independent brand programs. They benefit from association with P&G as the parent company, cost less to execute, and attract broad retail support. Here, too, we can bring a broad, strong and diverse mix of leading brands to these executions that other companies with narrower portfolios simply cannot do.

3. ***Integrated Supply Chain***
   We're moving from large, single-category manufacturing plants to more localized, scaled multi-category facilities that enable us to lower cost by leveraging the same infrastructure (utilities, roads, rail spurs—which are often up to 50% of the cost of a new plant), as well as lower transportation and delivery costs. Accelerating local production also enables us to use local talent and materials. At the same time, these operations enable us to improve customer service with more frequent multi-category full-truck deliveries.

   This, like multi-brand commercial innovation, creates competitive advantage that is difficult for more narrowly focused competitors to match.

The Procter & Gamble Company 5

Simplification

Simplification is also a critical driver of productivity. We're pursuing opportunities in a wide range of areas, two of which are the most far-reaching.

1. ***Simplifying the Business***

   We're simplifying the business by creating standard manufacturing platforms with common packages, formulas, materials, equipment and operational systems. This enables faster speed to market and concurrent product launches across regions at a lower cost. We're moving from more than 500 manufacturing platforms as of two years ago to a target of about 150 platforms by 2014. We think this is worth about $500 million in savings worldwide.

   Product simplification is also a big opportunity. Today, we have more than 50,000 unique products and we believe we can increase the productivity of our portfolio of offerings by 30% over three years. We are investing in new tools and using deep shopper insight to simplify product lines and increase consumer and shopper satisfaction. Our research shows that in certain categories shoppers feel they have more choices after category options are reduced because there is less clutter and confusion; they can more easily find the product that meets their specific need.

2. ***Simplifying Processes that Support our Business***

   P&G currently has 5,000 Product Supply Planners distributed over 300 locations globally. Over the next three years, we will consolidate planning tasks into regional planning centers and implement new simulation tools. This centralization and digitization will improve productivity and create deeper, more sustainable organizational capabilities. Simplifying our planning processes and implementing new technologies will lower transportation and warehousing costs and improve productivity by 25% or more.

   Packaging simplification is another big opportunity. P&G spends over $5 billion annually on packaging materials and more than $250 million on packaging development costs. The packaging development process touches every function in the Company, involves more than 3,000 employees, and has significant opportunities for simplification and cost savings. We are implementing virtualized end-to-end packaging development tools, which we believe can drive a 30% reduction in packaging costs and release 30% of the time spent today on package design.

Digitization

Our third major productivity effort is dramatically increased use of digital technology. Our intention is to make P&G the most technology-enabled company in the world. We are achieving this by focusing on four key areas: We want to enable one-on-one relationships with customers and consumers around the world; we are focused on harnessing the power of real-time business intelligence to aid decision making; we are accelerating innovation by using digital technology to create visibility from molecule-creation to the store shelf; and we are standardizing best-in-class systems to integrate data.

Digitizing P&G will enable us to manage the business in real time and on a demand-driven basis. We'll be able to collaborate more effectively and efficiently, inside and outside the Company. And we'll interact with consumers, retail partners and others far more directly and frequently than we can do today.

We're already seeing the benefits of digitization. We are increasingly making business decisions faster and more collaboratively with real-time data. We're using virtual reality technologies to reduce cost and increase the speed of innovation. We are reducing the number of physical product mock-ups created for new product initiatives. Virtual shelving and displays are simplifying the way we test our brands with top customers, and new product modeling tools are improving our engineering and design productivity.

Employees are connecting faster through high-definition technology that is reducing the need for travel by as much as 20,000 trips per year, saving $50 million annually.

All these productivity efforts are focused on one goal: high-quality profitable growth achieved on the strength of P&G innovation and with the financial and operational discipline that you expect of P&G—and which we demand of ourselves.

6 The Procter & Gamble Company

Strategic Choices Create a Winning Portfolio

We continue to take steps to strengthen P&G's portfolio of businesses, which enables us to focus on our greatest growth opportunities. Two years ago, we exited our pharmaceuticals business. This was an industry where the innovation model did not play to P&G's strengths, where there was little go-to-market synergy with the rest of P&G's businesses, and where branding was inherently difficult and less relevant. We felt that exiting pharmaceuticals would allow us to focus our efforts on consumer-oriented health care, where we can more clearly apply our Company's strengths and where there are strong economic and demographic tailwinds.

We are advancing this over-the-counter (OTC) focus with the intent to form a joint venture with Teva Pharmaceutical Industries, which we announced earlier this year. We will maintain our North America OTC business, which generates 60% of our total OTC sales. We will gain access to Teva's manufacturing scale as the largest prescription drug manufacturer in the world, to their library of molecules including several prescription-to-OTC switch portfolios, to their highly effective regulatory capabilities, and to best-in-class pharmacy coverage in many markets. Teva will further strengthen its position with major pharmacy customers around the world and leverage P&G's consumer understanding and brand-building strengths. This partnership will allow both companies to significantly accelerate entry into additional OTC categories and markets.

Negotiations continue to progress well as we work to close the transaction by the end of this calendar year.

We closed the Ambi Pur acquisition and have completed a successful integration. Through a combination of the acquisition and organic expansions of the Febreze brand, we have grown our Air Care presence from 17 markets to nearly 90 markets.

And, most recently, through a disciplined approach and two rounds of negotiations, we agreed to divest Pringles to Diamond Foods. This transaction is expected to close by the end of calendar 2011 and will complete P&G's exit from the food and beverage business.

Strengthening our business portfolio is an ongoing process. We continually evaluate the strength of our portfolio by assessing category attractiveness across three dimensions: industry attractiveness (market size, growth and structural economics), competitive position (share, profitability versus industry, brand equity/consumer purchase intent versus competition), and portfolio fit (ability to apply the Company's core capabilities of brand building innovation, consumer understanding, go to market and scale). Based on this evaluation, we believe that our current portfolio is the strongest it has been in many years and provides a highly strategic platform for market leadership and sustainable growth.

These are the cornerstones of P&G's growth strategy and our ability to create sustainable shareholder value: innovation that improves everyday life in every part of the world … fueled by productivity that frees up resources to invest … in a portfolio of businesses and brands designed for growth.

Growth Challenges

As we executed the Company's growth strategy this past year, we faced a number of extremely challenging external head-winds — two of which are most important and most likely to continue in the year ahead.

We are facing rapid and significant increases in commodity costs.

Materials and energy costs were up more than $1.8 billion before tax for the fiscal year. We're taking a holistic approach to manage these cost increases.

- **We're turning up the dial on our productivity and cost-savings initiatives, as indicated previously.**
- **We're creating alternative product formulations and developing materials that use renewable feedstocks.**
- **We're reducing our dependency on commodity and energy costs through our own and our suppliers' sustainability efforts.**
- **We're increasing prices where necessary, coupled with innovation where possible, to deliver the best consumer value.**

We expect commodity costs to continue escalating in the year ahead and will remain highly disciplined to ensure we can offset increases as fully as possible while continuing to invest in growth and create shareholder value.

Developed markets are growing slower than expected. These markets — principally North America, Western Europe and Japan — account for about two-thirds of our sales. Their under-performance reduced total Company growth by one percentage point in fiscal year 2011.

The Procter & Gamble Company 7

Our primary response to slow-growth markets is innovation—the only sustainable way to grow faster than the markets in which we compete. Innovation creates consumer value, stimulates market growth and attracts retail support. We don't anticipate accelerated economic recovery in developed markets in the coming year, but we remain confident that our focus on creating and expanding innovations will enable us to grow even where underlying market growth rates remain soft.

Growth Opportunities

I have spent most of this Letter explaining the factors that are driving and challenging P&G's growth today. I want to conclude by looking forward and reaffirming my strong confidence that we have the right strategy and supporting capability to grow well into the future.

The growth opportunities created by our strategy are clearest when you look at population and economic growth trends and our geographic expansion plans.

It's estimated that the world's population will be nearly eight billion people by 2020. All these people—in developed and developing countries alike—will have the same fundamental needs, wants and aspirations for products and services that make their lives better. There is tremendous potential for P&G to grow by meeting those needs.

We are going after this potential by making our products available in more categories, countries and channels, expanding product lines to meet a fuller range of regimen needs, and stimulating market growth.

We currently compete in a total of 38 product categories. Today, on average, we compete in 19 categories in any given country. In our most developed market, the United States, we compete in 35 product categories. In Russia and Mexico, we're in the 20s. In China, Brazil and India, we're in the mid-to-high teens. In Nigeria, we're in the mid-single-digits. Our five-year plan will increase the average number of categories from 19 to 24.

Within each of these categories and countries, there are generally five distinct price tiers—ranging from the best performing and highest priced products in the super premium and premium tiers, down to products that offer basic benefits at a lower price in the value tier.

On this basis, we currently compete in only about one-third of the potential segments. Here, too, we are expanding our presence. We've recently introduced the Crest 3D White lineup, Gillette Fusion ProGlide, and Olay ProX as premium products. At lower price points, innovations such as Gillette Guard (our entry point razor system in India), Pampers Simply Dry and Gain Dishwashing Liquid are attracting new consumers to P&G brands.

We are also making P&G brands available in more retail channels. Today, we compete in less than 40% of possible channel segments. Across the seven predominant channels, the vast majority of our current business is in four of them. We are executing plans now to increase our presence in all channels.

We are filling out product lines to fulfill consumers' regimen needs. A good example is Pantene in Japan, where we have recently redesigned our regimen and pricing strategy. Japanese women are meticulous about caring for their hair. Many use up to eight steps throughout the day. It starts with a nighttime shampoo washing, then a conditioner and in-shower treatment. Then she uses a jar treatment before bed. In the morning, she uses water to get the frizz out and applies a leave-in treatment. She carries a tube treatment in her purse for midday application, and she applies another treatment when she gets home in the evening. We were previously serving her in only a few of these subcategories. By launching a full line, addressing all points in her regimen, we've increased our average sales per unit of Pantene by nearly 15% and market share has continued to grow.

In addition to entering and creating new markets, we need to grow our current markets, which we do by driving usage frequency and trade-up to higher value items. Consider our position in the diaper market in Egypt. Pampers currently has roughly an 80% share of the disposable diaper market. However, only about 10% of changes are done with disposable diapers. The rest are done with cloth or nothing at all. In India, Duracell has a share of over 75% of the alkaline battery market—which sounds good, until you realize that only about 3% of batteries used are alkaline. Our growth in these markets will not be dependent on growing share. It will be dependent on growing markets.

8 The Procter & Gamble Company

We have seen firsthand how fast markets can develop when we launch new innovation and build broad-based consumer awareness of our products. For example, the size of the Greater China diaper market was only $200 million in the year 2000—when Pampers was just starting to gain a foothold. Today, the China diaper market is $2.8 billion—an increase of 14 times in ten years. This level of market growth happens when brands like Pampers innovate in ways that genuinely improve people's everyday lives. We know, for example, that when babies stay dry throughout the night, they sleep better, which in turn helps them grow and develop. We innovate based on insights like this and consumers reward us because they value the improvements our innovations bring to their lives. We want to bring this kind of innovation to more consumers in more parts of the world, and we have abundant opportunity to do so. In China and India, the average consumer changes a diaper less than once per day, in Brazil twice per day and in the U.S. four times per day. Getting China and India usage levels up to the levels of Brazil represents not only a $2.5 billion opportunity for Pampers, but also the chance to improve parents' and babies' lives in very fundamental ways.

In India, the market size for wet shaving systems grew by 15% in just one year following the launch of our low-cost Mach3 razor. We're working to accelerate that growth with Gillette Guard.

Developed markets can also be stimulated to drive higher growth as we demonstrated with the Febreze "I Wish I Could Wash" advertising campaign in Japan, which restored the growth of the brand in that country.

Clearly, we see huge opportunities for growth, and for our consumers, behind our Purpose-Inspired Growth Strategy. We are expanding into more categories, countries, and channels. We are meeting a broader range of consumer needs. We are stimulating market growth in developed and developing markets alike. And our portfolio of businesses presents abundant opportunity to grow. We have the largest Beauty and Grooming business in the world, with a market share of only 18%. We have the second largest consumer health care business in the world and we have only a 6% share. In Household Care, our oldest and most developed business, we have only a 27% share. Increasing market share by five points in each of these three businesses is more than a $20 billion sales opportunity.

Looked at a different way, we generate annual sales of about $96 per person in the U.S. today. We generate about $20 per person in Mexico. Our sales in China are only about $4 per person. Indonesia is just over $1, and India and Sub-Saharan Africa are just under $1. Getting per capita spending on P&G products in these four big markets up to the level of Mexico would add more than $60 billion to annual sales.

Economic growth should help. A study released in November 2010 by the Boston Consulting Group projected that over the next decade China will add 270 million consumers to its middle-income and affluent class. This is roughly the same number as there are in the U.S. today. The study went on to say that 41% of the current middle-income and affluent class plans to trade up to more premium products—especially in packaged goods and clothing.

In 2009, when we established our growth strategy, we were serving four billion consumers. We established a goal of increasing the number of consumers we serve by 1 billion by 2014/15. Last year, we served 4.2 billion consumers—and remain on track to serve 5 billion by 2015.

Today, consumers purchase a P&G product about 40 billion times a year. As a result of the strategy and plans we are executing currently, we expect to increase those purchases to about 60 billion a year by the midpoint of this decade.

Leadership Brands

Brands that endure. Innovation for every day.

Venus
Embrace
Downy
Gillette
Herbal essences
febreze
IAMS
OLAY
Safeguard
head & shoulders
GAIN
DURACELL
COPPERTOP

50 Leadership Brands Worldwide

P&G's 50 Leadership Brands are some of the world's most well known household names.

Cascade
COMPLETE
Bounty
Luvs
Ultra Leakguards
Bold
2in1
NyQuil
Fusion
PROGLIDE
Rejoice
TAMPAX
PEARL
WELLA
Puffs
CLAIROL
nice'n easy
DOLCE&GABBANA

24 Billion-Dollar Brands

24 of these 50 brands each generate more than one billion dollars in annual sales.

Charmin
Ultra Soft
always
bounce
ACE
Gillette
Prestobarba 3
Pampers
Cruisers
Prilosec
OTC
Dash
Tide
Secret
Oral-B

Innovation Leadership

In the past 16 years, P&G has had 132 products on SymphonyIRI Group's list of each year's 25 most successful new products, more than our six largest competitors combined.*

*Source: SymphonyIRI Group 2010 New Product Pacesetters™ report (non-food brands), March 22, 2011 (measured as total year-one dollar sales across food, drug, and mass channels, excluding Walmart).

Swiffer
SWEEPER
Eukanuba
Puppy
Gillette MACH3
PANTENE
CLASSIC
ARIEL
Ecodoses
COVERGIRL
Crest
3D WHITE
Pringles
Mr Clean
MAGIC
ERASER
ORIGINAL
DAWN
SK-II
Fixodent
Original

Generating Sales and Profits

These 50 brands represent 90% of P&G sales and more than 90% of profits.

The Procter & Gamble Company 13

Purposeful Growth

The opportunities described above are a big reason why I am so confident in P&G's growth strategy, but the most important reason of all is the most fundamental: Our strategy inspires extraordinary performance by everyone called upon to help execute it.

When we commit ourselves to touch and improve everyday life, for ordinary people in every part of the world at every moment in their day, we inspire higher levels of performance. A strong sense of Purpose focuses us on the consumers we serve and inspires empathy for them that, in turn, leads to insights, big ideas and innovation that drive growth.

Last year, we established a new measure of organizational health in our annual Employee Survey—a measure designed to assess whether P&G people believe in our Purpose and can connect it directly to their day-to-day work.

This is important because we know from the Survey analysis that when employees feel connected to P&G's Purpose, they are able to give their best performance to the Company.

The vast majority of employees tell us they are inspired by our Purpose and can see how their day-to-day work touches and improves lives.

Nearly all cite their pride in being part of the P&G Family. These are encouraging results. They reaffirm my conviction that people seek meaning in their lives and their work. They want to be part of something positive, something bigger than themselves. They want to know they can use their time and talents to make a lasting difference in the world.

The opportunity to find such meaning, to make such a difference, is what attracts people of remarkable character and caliber to P&G. I am proud to stand alongside them all. I am confident in their ability to innovate for everyday life, and to deliver the top- and bottom-line growth you expect from Procter & Gamble.

Robert A. McDonald

← See the P&G Leadership Brands

The Procter & Gamble Company 15

Innovating for Everyday Life

At P&G, we see big potential in the little moments of life. Brushing teeth. Washing hair. Showering. Shaving. Caring for the baby. Cleaning the house. Doing the dishes and the laundry. To us, the moments that help make everyday life possible—across generations and geographic boundaries—are anything but ordinary. They're the inspiration for our innovation, the place where P&G's Purpose shines brightest in the lives of people around the world.

16 The Procter & Gamble Company

7 to 1

PREFERRED

Men in India prefer Gillette Guard 7 to 1 to their double-edge razors.

To learn more about how P&G people are providing a better shave in India, visit www.pg.com/ar2011/gillette

The Procter & Gamble Company 17

Gillette
Guard

"Touching lives, improving life is a two-way experience because it's not just about improving the lives of the consumers. It had a huge impact on our lives as well."

Graham Simms, *Male Grooming, Research & Development (Retired)*

Gillette Guard: Providing a Better Shave for More Than a Billion Men

In India, nearly half a billion men still shave with a century-old technology—the double-edge razor—because there's no safe alternative they can afford. To add to the inevitable risk of nicks and cuts, many men shave sitting on the floor in low light, while balancing a mirror against a wall. It's an intense, tedious and time-consuming process.

Members of a diverse P&G team traveled to India to get a first-hand look at the men who shave in these conditions every day. In thousands of interviews, home visits and shopping trips, the team gained a deep understanding of the role shaving plays in the lives of Indian men. Their collective understanding directly shaped the design, manufacturing and marketing of Gillette Guard.

Launched in 2010, Gillette Guard is one of the most significant product launches in Gillette's 110-year history. Designed as a completely new concept for men in emerging markets, it provides the perfect combination of safety, ease and affordability—making it possible for more than a billion men who previously couldn't afford it to finally have a clean, safe shave.

Within 3 months after it launched, Gillette Guard became the best-selling razor in India. Within the first 8 months of launch, 11 million men had tried Gillette Guard, with 78% of men saying Gillette Guard leaves fewer nicks and cuts and 73% saying they feel safer using Gillette Guard than double-edge razors. Today, more than half of the razors sold in India are Gillette Guard—which is helping to drive the share of our entire lineup of products sold in India: Mach3, Vector and Guard.

18 The Procter & Gamble Company

"P&G has not only brought innovative brands to the Brazilian market. We've innovated in the way we communicate with our consumers. We're bringing elements of the Brazilian passion to our communication."

Michele Colombo, *Corporate Communications and Reputation Manager, P&G Brazil*

Brazil: Improving More Lives with More P&G Brands

The beauty and warmth of everyday life in Brazil is inspiring. The people of Brazil are open to new ideas. They are wonderfully expressive. They are warm, welcoming and hospitable. Quality family time is a strong value that runs deep in Brazilian households. At the same time, Brazilian women are among the most beauty-conscious in the world, and are passionate about their appearance.

Approaching a quarter of a century in the country—and with a lot of room to grow—P&G's Brazil business has made great strides to understand what matters most to the people of Brazil in order to provide brands that improve their everyday lives.

In 2010 alone, we expanded four of our trusted P&G brands into the Brazilian market for the very first time—Head & Shoulders, Naturella, Olay and Febreze. In the years leading up to 2010, we introduced Ariel Liquid Detergent, Gillette, Oral-B toothpaste and Pantene, which have fast become part of the fabric of everyday life in Brazil. Pantene has become the #2 shampoo and conditioner brand in Brazil—and #1 in Rio de Janeiro. Gillette has a more than 75% share of the Brazilian blades and razors market today.

By simply understanding what matters most to Brazilians and bringing them brands that improve their everyday lives, P&G has been able to reach more than 70% of the Brazilian people, with sevenfold growth in a single decade and strong double-digit growth in 2011.

The Procter & Gamble Company 19

7x

GROWTH

P&G Brazil has grown sevenfold in a single decade, with strong double-digit growth in 2011.

To learn more about how P&G people in Brazil are touching more Brazilian lives, visit www.pg.com/ar2011/brazil

20 The Procter & Gamble Company

"It's about having inner beauty and outer beauty. She knows she's beautiful on the inside, and wants to make sure her outside matches. We're letting her be her best self."

Niloo Farmand, *Western European Paste Brand Manager*

Crest 3D White*: Innovating More Completely for a Smile That Turns Heads

For our most passionate oral care consumers around the world, having great teeth ranks right up there with great hair and clothes. They believe that taking good care of their mouth is as much about beauty as it is about hygiene. Beyond having healthy teeth, they want a smile that really turns heads.

But conversations and shopping trips with these consumers revealed that purchasing whitening products can be a confusing experience. It's often unclear which products work best — and if any of them work well together. This insight led to a simple idea: Combine Crest's best whitening technologies into one collection that's easy to identify at the shelf and provides swift, brilliant results when used together. The result was Crest 3D White.

From product formulation to packaging, Crest consistently designed the 3D White regimen to communicate one clear benefit — a smile that turns heads. Once the platform was well established in 2010, Crest launched more products under the 3D White name in 2011 that continue to meet consumers' needs — like 3D White Floss and 3D White 2-Hour Express Whitestrips.

Crest 3D White is delivering strong results. With nearly a 9% value share of the U.S. oral care market and expanding into 24 countries around the world, it's giving 2.3 billion consumers access to a whiter smile.

*3D White is marketed under the Crest, AZ, Blend-a-Med, Ipana and Oral-B brand names, with varying offerings under each that include toothpaste, toothbrushes, whitestrips, rinses and floss.

The Procter & Gamble Company 21

2.3

BILLION CONSUMERS

Crest 3D White is giving 2.3 billion consumers worldwide access to a whiter smile.

To learn more about how the Crest 3D White team is innovating more completely for smiles that turn heads, visit www.pg.com/ar2011/crest

22 The Procter & Gamble Company

GAIN

~5%

SHARE

On track to double its first-year sales, Gain Dish Liquid is already approaching a 5% share of the U.S. hand dish market.

To learn more about how the Gain Dish team is bringing the scent of Gain to the kitchen sink, visit www.pg.com/ar2011/gain

The Procter & Gamble Company 23

"With Gain Dish Soap, we've given consumers an opportunity to be delighted in a different part of the house."

Arturo Pimentel, *Hand Dish Research and Development*

Gain Dishwashing Liquid: Bringing a Beloved Scent to More Parts of the Home

The Gain brand has enjoyed a longtime following from the consumers we affectionately call Gainiacs. These ultra-loyal consumers—with a dual demand for scent and savings—are doubly delighted by the experience Gain provides.

These brand advocates began to ask for products that would bring the Gain scent into more of their everyday routines—comments like, "I've always loved the scent of Gain laundry detergent. Why not develop it for dishes?" As the largest dish care company in the world, we responded—with Gain Dishwashing Liquid.

Gain Dishwashing Liquid is P&G's first new hand dish brand in nearly 40 years, and its sales are trending ahead of expectations. But more than merely wooing its most loyal fans into the dishwashing category, it has sparked new Gainiacs, which has in turn strengthened trial across the entire line of Gain products.

On track to double its first-year sales, Gain Dish Liquid is already approaching a 5% share of the U.S. hand dish market. Now for the first time ever, Gainiacs new and old are enjoying the value and scent experience of Gain at one more familiar place—the kitchen sink.

24 The Procter & Gamble Company

10 years
OF GROWTH

Head & Shoulders has been growing for ten consecutive years and is the number one shampoo brand in the world.

To learn more about how the Head & Shoulders team is caring for scalps around the world, visit www.pg.com/ar2011/headandshoulders

The Procter & Gamble Company 25

"Beyond giving people care for their scalp, we're helping them feel great about themselves — the way they feel and the way they look."

Julie Setser, *Associate Director, Global Head & Shoulders Research and Development*

Head & Shoulders: Caring for More Itchy Scalps Around the World

Many people live with the everyday bother of scalp problems, such as itch, dryness, or sensitivity. Often, people don't realize that the most likely reason for these bothersome signs is that they have a mild form of dandruff (which is so common that about 50% of the world's population has it). This is why they don't naturally think of Head & Shoulders, which is best known for its anti-dandruff performance. However, Head & Shoulders not only fights dandruff at the source, but also the variety of signs of dandruff, including itch, dryness, and sensitivity, which are frequent scalp complaints.

As the number one shampoo brand in the world — and with ten consecutive years of growth — Head & Shoulders has been at the forefront of studying and soothing scalps for 50 years. Based on the latest scientific insights on the scalp skin, the brand introduced a new Scalp Care Collection around the world in 2010 that combines scalp know-how and a sophisticated formulation technology to deliver gentle soothing care for a variety of scalp problems.

With its intuitive design and tailored benefits for people with scalp concerns, the Head & Shoulders Scalp Care Collection is proving to be a big idea that travels well, helping more people around the world get their heads to a happier place. Now available in Europe, Asia, Latin America and North America, it has helped drive Head & Shoulders' global shampoo volume up mid-single digits.

26 The Procter & Gamble Company

"We've been able to touch our consumer in a way that has built a relationship beyond the product. They see Old Spice as a friend, and a part of their life."

Kenyata Martin, *Global Brand Manager, Old Spice*

Old Spice: Touching More Lives Through Social Media

Guys aren't impressed with body washes and deodorants that make them smell like fruit and flowers. And women — who purchase 60% of these products for them — don't want them to smell that way either. Old Spice had the products guys wanted — and that women wanted for their guys. But getting their attention was anything but easy. Until we discovered a big idea: "Hello, ladies!"

Old Spice created the "Smell Like a Man, Man" campaign — a movement that would catapult the brand onto the social media stage and earn unprecedented acclaim and business results. The brand cast Isaiah Mustafa as a charismatic and suave character to convince both men and women to choose the manly scent of Old Spice body wash and deodorant over "lady scented" brands.

The campaign first launched in North America in February 2010, just before the Super Bowl. Since its launch, it has generated 33 million YouTube views and 4 billion total impressions. Within 3 months of the campaign's first appearance, volume of Old Spice body wash shot up by 40%, and is now at an all-time high for the brand. The success in North America is being transported to other parts of the world.

In addition to improving the everyday lives of guys who are navigating through the seas of manhood, the "Smell Like a Man, Man" campaign has gained global recognition, winning more awards than any single P&G brand campaign in history at the 2011 Cannes Lions International Festival of Creativity. The business results are equally impressive, with double-digit global sales growth and continued strong share growth over the past year.

The Procter & Gamble Company 27

SMELL LIKE A MAN, MAN.
Old Spice

40%

INCREASE

Within 3 months of the campaign's first appearance, volume of Old Spice body wash shot up 40%.

To learn more about how the Old Spice team is touching more lives, visit www.pg.com/ar2011/oldspice

28 The Procter & Gamble Company

Bringing the Basics Back to Everyday Life:
P&G's Response in Times of Crisis

At P&G, we integrate responsibility for improving lives into every aspect of our business and operations. This responsibility is at the heart of our Company Purpose and is what drives P&G innovation. It also guides the actions we take to improve the world around us through philanthropic and other efforts. There is no separation between a company's profit responsibility and its social responsibility. The two must be integrally linked.

As a result, when natural disasters disrupt everyday life, P&G and our Brands respond. We work with relief partners around the world to provide P&G products and services that help people feel more like themselves, that make a temporary shelter feel more like home, and that help people rebuild their lives. We must do well to do good, but we also know that doing good enables us to do well. It is a virtuous cycle.

Through the branded services featured below, and through millions of dollars of product and cash donations, we've been able to help people rebuild their lives in Japan, Pakistan, Australia, New Zealand, Haiti and the U.S. over the past year.

P&G Children's Safe Drinking Water Program

P&G Children's Safe Drinking Water

Our nonprofit P&G Children's Safe Drinking Water program provides PUR packets, which can make dirty water safe to drink in 30 minutes. In collaboration with relief partners, we've stockpiled PUR packets around the world, for easier access when they're needed most.

Duracell Power Relief

DURACELL
RECHARGE
RECONNECT
RECOVER
AA
DURACELL
COPPERTOP

Our Duracell Power Relief program distributes thousands of flashlights and batteries in disaster-stricken areas. The Power Relief trailer provides electricity and online access, helping people in places without power to recharge, reconnect and recover.

Tide Loads Of Hope

Tide
loads
Tide

Tide Loads of Hope is a mobile laundromat with over 32 energy-efficient washers and dryers that can clean over 300 loads of laundry per day. Workers wash, dry and fold clothes for families in disaster-stricken areas for free.

The Procter & Gamble Company 29

Financial Contents

Management’s Responsibility for Financial Reporting	30
Management’s Report on Internal Control over Financial Reporting	31
Reports of Independent Registered Public Accounting Firm	31

Management’s Discussion and Analysis
Overview	33
Summary of 2010 Results	36
Forward-Looking Statements	36
Results of Operations	37
Segment Results	40
Financial Condition	45
Significant Accounting Policies and Estimates	48
Other Information	50

Audited Consolidated Financial Statements
Consolidated Statements of Earnings	52
Consolidated Balance Sheets	53
Consolidated Statements of Shareholders’ Equity	54
Consolidated Statements of Cash Flows	55
Notes to Consolidated Financial Statements	56

30 The Procter & Gamble Company

Management's Responsibility for Financial Reporting
At The Procter & Gamble Company, we take great pride in our long history of doing what's right. If you analyze what's made our Company successful over the years, you may focus on our brands, our marketing strategies, our organization design and our ability to innovate. But if you really want to get at what drives our Company's success, the place to look is our people. Our people are deeply committed to our Purpose, Values and Principles. It is this commitment to doing what's right that unites us.
This commitment to doing what's right is embodied in our financial reporting. High-quality financial reporting is our responsibility-one we execute with integrity, and within both the letter and spirit of the law.
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
Our commitment to providing timely, accurate and understandable information to investors encompasses:
Communicating expectations to employees. Every employee-from senior management on down-is required to be trained on the Company's Worldwide Business Conduct Manual, which sets forth the Company's commitment to conduct its business affairs with high ethical standards. Every employee is held personally accountable for compliance and is provided several means of reporting any concerns about violations of the Worldwide Business Conduct Manual, which is available on our website at www.pg.com.
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
Exerting rigorous oversight of the business. We continuously review business results and strategic choices. Our Global Leadership Council is actively involved-from understanding strategies to reviewing key initiatives, financial performance and control assessments. The intent is to ensure we remain objective, identify potential issues, continuously challenge each other and ensure recognition and rewards are appropriately aligned with results.
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

Robert A. McDonald
Chairman of the Board, President and Chief Executive Officer

Jon R. Moeller
Chief Financial Officer

The Procter & Gamble Company 31

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of June 30, 2011, using criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and concluded that the Company maintained effective internal control over financial reporting as of June 30, 2011, based on these criteria.

Deloitte & Touche LLP, an independent registered public accounting firm, has audited the effectiveness of the Company’s internal control over financial reporting as of June 30, 2011, as stated in their report which is included herein.

Robert A. McDonald
Chairman of the Board, President and Chief Executive Officer

Jon R. Moeller
Chief Financial Officer

August 10, 2011
Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
The Procter & Gamble Company
We have audited the accompanying Consolidated Balance Sheets of The Procter & Gamble Company and subsidiaries (the "Company") as of June 30, 2011 and 2010, and the related Consolidated Statements of Earnings, Shareholders' Equity, and Cash Flows for each of the three years in the period ended June 30, 2011.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, such Consolidated Financial Statements present fairly, in all material respects, the financial position of the Company at June 30, 2011 and 2010, and the results of its operations and cash flows for each of the three years in the period ended June 30, 2011, in conformity with accounting principles generally accepted in the United States of America.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of June 30, 2011, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 10, 2011 expressed an unqualified opinion on the Company's internal control over financial reporting.
Cincinnati, Ohio
August 10, 2011

32 The Procter & Gamble Company

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
The Procter & Gamble Company
We have audited the internal control over financial reporting of The Procter & Gamble Company and subsidiaries (the "Company") as of June 30, 2011, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting.  Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.
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
In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2011, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Consolidated Financial Statements of the Company as of and for the year ended June 30, 2011 and our report dated August 10, 2011 expressed an unqualified opinion on those financial statements.
Cincinnati, Ohio
August 10, 2011

Management's Discussion and Analysis	The Procter & Gamble Company 33

Management's Discussion and Analysis
The purpose of this discussion is to provide an understanding of P&G's financial results and condition by focusing on changes in certain key measures from year to year. Management's Discussion and Analysis (MD&A) is organized in the following sections:

•	Overview

•	Summary of 2011 Results

•	Forward-Looking Statements

•	Results of Operations

•	Segment Results

•	Financial Condition

•	Significant Accounting Policies and Estimates

•	Other Information

Throughout MD&A, we refer to measures used by management to evaluate performance, including unit volume growth, net sales and net earnings. We also refer to a number of financial measures that are not defined under accounting principles generally accepted in the United States of America (U.S. GAAP), including organic sales growth, core earnings per share (Core EPS), free cash flow and free cash flow productivity. Organic sales growth is net sales growth excluding the impacts of foreign exchange, acquisitions and divestitures. Core EPS is diluted net earnings per share from continuing operations excluding certain specified charges. Free cash flow is operating cash flow less capital spending. Free cash flow productivity is the ratio of free cash flow to net earnings. We believe these measures provide investors with important information that is useful in understanding our business results and trends. The explanation at the end of MD&A provides more details on the use and the derivation of these measures.
Management also uses certain market share and market consumption estimates to evaluate performance relative to competition despite some limitations on the availability and comparability of share and consumption information. References to market share and market consumption in MD&A are based on a combination of vendor-reported consumption and market size data, as well as internal estimates. All market share references represent the percentage of sales in dollar terms on a constant currency basis of our products, relative to all product sales in the category. In certain situations, we discuss volume share, which is the percentage of unit volume of our products relative to all products sold in the category.
Recent Business Developments
Effective February 2011, the Company consolidated the three Global Business Units (GBUs) into two: Beauty & Grooming and Household Care. As a result, the Health Care segment largely became part of P&G's Beauty and Grooming GBU, while the Snacks and Pet Care segment became part of P&G's Household Care GBU.
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
In November 2008, we completed the divestiture of our coffee business through the merger of our Folgers coffee subsidiary into The J.M. Smucker Company (Smucker) in an all-stock Reverse Morris Trust transaction. In connection with the merger, 38.7 million shares of P&G common stock were tendered by our shareholders and exchanged for all shares of Folgers common stock. Pursuant to the merger, a Smucker subsidiary merged with and into Folgers and Folgers became a wholly-owned subsidiary of Smucker.
The coffee business had historically been part of the Company's Snacks, Coffee and Pet Care reportable segment, as well as the coffee portion of the away-from-home business which was included in the Fabric Care and Home Care reportable segment. In accordance with the applicable accounting guidance for the disposal of long-lived assets, the results of our coffee business are presented as discontinued operations and, as such, have been excluded from continuing operations and from segment results for all periods presented. The Snacks, Coffee and Pet Care reportable segment was renamed Snacks and Pet Care to reflect this change.
OVERVIEW
The purpose of our business is to provide branded consumer packaged goods of superior quality and value to our consumers around the world. This will enable us to execute our Purpose-inspired growth strategy: to touch and improve more consumers' lives, in more parts of the world, more completely. We believe this will result in leadership sales, earnings and value creation, allowing employees, shareholders and the communities in which we operate to prosper.

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

Our market environment is highly competitive with global, regional and local competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Additionally, many of the product segments in which we compete are differentiated by price (referred to as super-premium, premium, mid-tier and value-tier products). We are well positioned in the industry segments and markets in which we operate-often holding a leadership or significant market share position.

34 The Procter & Gamble Company	Management's Discussion and Analysis
Organizational Structure
Our organizational structure is comprised of two Global Business Units (GBUs), Global Operations, Global Business Services (GBS) and Corporate Functions (CF).
GLOBAL BUSINESS UNITS
Effective February 2011, our two GBUs are Beauty & Grooming and Household Care. The primary responsibility of the GBUs is to develop the overall strategy for our brands. They identify common consumer needs, develop new product innovations and upgrades and build our brands through effective commercial innovations and marketing plans.
Under U.S. GAAP, the business units comprising the GBUs are aggregated into six reportable segments: Beauty; Grooming; Health Care; Snacks and Pet Care; Fabric Care and Home Care; and Baby Care and Family Care. The following provides additional detail on our reportable segments, businesses and the key product and brand composition within each.

Reportable Segment	% of Net Sales*	% of Net Earnings*	Categories	Billion Dollar Brands
Beauty	24%	24%	Cosmetics, Female Antiperspirant and Deodorant, Female Personal Cleansing, Female Shave Care, Hair Care, Hair Color, Hair Styling, Pharmacy Channel, Prestige Products, Salon Professional, Skin Care	Head & Shoulders, Olay, Pantene, Wella
Grooming	9%	14%	Electronic Hair Removal Devices, Home Small Appliances, Male Blades and Razors, Male Personal Care	Braun, Fusion, Gillette, Mach3
Health Care	14%	16%	Feminine Care, Gastrointestinal, Incontinence, Rapid Diagnostics, Respiratory, Toothbrush, Toothpaste, Water Filtration, Other Oral Care	Always, Crest, Oral-B
Snacks and Pet Care	4%	2%	Pet Care, Snacks	Iams, Pringles
Fabric Care and Home Care	30%	27%	Laundry Additives, Air Care, Batteries, Dish Care, Fabric Enhancers, Laundry Detergents, Surface Care	Ace, Ariel, Dawn, Downy, Duracell, Gain, Tide, Febreze
Baby Care and Family Care	19%	17%	Baby Wipes, Diapers, Paper Towels, Tissues, Toilet Paper	Bounty, Charmin, Pampers
* Percent of net sales and net earnings from continuing operations for the year ended June 30, 2011 (excluding results held in Corporate).

Beauty: We are a global market leader in the beauty category. Most of the beauty markets in which we compete are highly fragmented with a large number of global and local competitors. In female beauty, we compete with a wide variety of products, ranging from cosmetics to female blades and razors to skin care, such as the Olay brand, which is the top facial skin care brand in the world with approximately 10% of the global market share. In hair care, we compete in both the retail and salon professional channels. We are the global market leader in the retail hair care market with over 20% of the global market share behind Pantene and Head & Shoulders. In the prestige channel, we compete primarily with prestige fragrances and the SK-II brand. We are one of the global market leaders in prestige fragrances, primarily behind the Dolce & Gabbana, Gucci and Hugo Boss fragrance brands.

Grooming: We hold leadership market share in the male blades and razors market on a global basis and in nearly all of the geographies in which we compete. Our global male blades and razors market share is approximately 70%, primarily behind the Gillette franchise including Fusion and Mach3. We also compete in male personal care with deodorants, face and shave preparation, hair and skin care and personal cleansing products. Our electronic hair removal devices and small home appliances are sold under the Braun brand in a number of markets around the world, where we compete against both global and regional competitors. Our primary focus in this area is electric hair removal devices, such as electric razors and epilators, where we hold approximately 30% of the male shavers market and 50% of the female epilators market.

Health Care: We compete in oral care, feminine care and personal health. In oral care, there are several global competitors in the market, and we have the number two market share position with over 20% of the global market. We are the global market leader in the feminine care category with over 30% of the global market share. In personal health, we are the market leader in nonprescription heartburn medications behind Prilosec OTC and in respiratory treatments behind Vicks.

Snacks and Pet Care: In snacks, we compete against both global and local competitors and have a global market share of almost 10% in the potato chips market behind our Pringles brand. In pet care, we compete in several markets around the globe in the premium pet care segment, with the Iams and Eukanuba brands. The vast majority of our pet care business is in North America, where we have almost a 10% share of the market.

Fabric Care and Home Care: This segment is comprised of a variety of fabric care products, including laundry detergents, additives and fabric enhancers; home care products, including dishwashing liquids and detergents, surface cleaners and air fresheners; and batteries. In fabric care, we generally have the number one or number two share position in the markets in which we compete and are the global market leader, with about 30% of the global market share. Our global home care market share is over 15% across the categories in which we compete. In batteries, we compete primarily behind the Duracell brand and have over 25% of the global battery market share.

Management's Discussion and Analysis	The Procter & Gamble Company 35

Baby Care and Family Care: In baby care, we compete mainly in diapers and baby wipes, with approximately 35% of the global market share. We are the number one or number two baby care competitor in most of the key markets in which we compete, primarily behind Pampers, the Company's largest brand, with annual net sales of approximately $9 billion. Our family care business is predominantly a North American business comprised largely of the Bounty paper towel and Charmin toilet paper brands. U.S. market shares are approximately 45% for Bounty and over 25% for Charmin.
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
Strategic Focus
We are focused on strategies that we believe are right for the long-term health of the Company and will deliver total shareholder return in the top one-third of our peer group. The Company's long-term financial targets are:

•	Grow organic sales 1% to 2% faster than market growth in the categories and geographies in which we compete,

•	Deliver Core EPS growth of high single digits to low double digits, and

•	Generate free cash flow productivity of 90% or greater.
In order to achieve these targets, we have created one over-arching strategy, inspired by our Purpose. At the heart of this strategy is innovating to win by touching and improving the lives of:

•
More Consumers. We are improving more consumers' lives by innovating and expanding our product portfolio vertically, up and down value tiers. We continue to successfully develop and launch premium innovations focused on improving consumer value through enhanced performance. We are also serving consumers who are more price conscious through lower-priced offerings with superior performance versus other mid-tier and value-tier alternatives.

•
In More Parts of the World. We are improving lives in more parts of the world by innovating and expanding our existing product portfolio geographically into new markets. We are increasing our presence in developing markets and increasing the amount of sales from these markets by focusing on affordability, accessibility and awareness of our brands.

•
More Completely. We are improving lives more completely by innovating to improve existing products, creating or entering adjacent categories and expanding into new channels to reach consumers where they shop. We are driving regimen use that broadens the occasions for which our brands can serve the needs of each consumer. By attracting new consumers into our existing brand franchises and broadening the products used by our current consumers, we are able to build scale, reduce costs and profitably grow market share.

We will leverage P&G's five core strengths that create competitive advantages and are critical to winning in the consumer products industry: consumer knowledge; innovation; brand-building; go-to-market capabilities and scale. We are coordinating our activities across categories and markets, acting more intentionally as one Company. We are placing particular emphasis on execution, simplification and scale as key improvement areas that will enable P&G to create the greatest value and competitive advantage. Finally, we are strengthening the depth, breadth and quality of leadership at all levels of the Company to make P&G a more demand-driven, real-time, future-focused organization.

36 The Procter & Gamble Company	Management's Discussion and Analysis

SUMMARY OF 2011 RESULTS

•	Net sales increased 5% to $82.6 billion.
◦    Organic sales increased 4%.
◦    Unit volume increased 6% versus the prior year, behind double-digit growth in developing regions and low single-digit growth in developed regions.

•	Net earnings from continuing operations increased 8% to $11.8 billion behind sales growth and a lower effective tax rate, partially offset by operating margin contraction.

◦
Operating margin declined 110 basis points behind a reduction in gross margin, partially offset by a reduction in selling, general and administrative expenses (SG&A) as a percentage of net sales. Gross margin declined behind higher commodity costs, partially offset by manufacturing cost savings. SG&A as a percentage of net sales declined due to reduced foreign currency exchange costs and a reduction in overhead spending as a percentage of net sales due to productivity improvements, partially offset by increased marketing investments.

•	Net earnings decreased 7% to $11.8 billion.
◦    Net earnings from discontinued operations declined $1.8 billion due to the gains on the sale of the pharmaceutical business in the prior year.

•	Diluted net earnings per share from continuing operations increased 11% to $3.93.
◦    Diluted net earnings per share declined 4% to $3.93, including a decline in discontinued operations of $0.58.
◦    Core EPS grew 8% to $3.95.

•	Cash flow from operating activities was $13.2 billion.
◦    Free cash flow was $9.9 billion.
◦    Free cash flow productivity was 84%.

FORWARD-LOOKING STATEMENTS
We discuss expectations regarding future performance, events and outcomes, such as our business outlook and objectives, in annual and quarterly reports, press releases and other written and oral communications. All such statements, except for historical and present factual information, are "forward-looking statements," and are based on financial data and our business plans available only as of the time the statements are made, which may become out-of-date or incomplete. We assume no obligation to update any forward-looking statements as a result of new information, future events or other factors. Forward-looking statements are inherently uncertain and investors must recognize that events could be significantly different from our expectations. For more information on risks that could impact our results, refer to Item 1A Risk Factors in our most recent 10-Q, 10-K and 8-K filings.
Ability to Achieve Business Plans. We are a consumer products company and rely on continued demand for our brands and products. To achieve business goals, we must develop and sell products that appeal to consumers and retail trade customers. Our continued success is dependent on leading-edge innovation with respect to both products and operations, on the continued positive reputations of our brands and our ability to successfully maintain trademark protection. This means we must be able to obtain patents and trademarks, and respond to technological advances and patents granted to competition. Our success is also dependent on effective sales, advertising and marketing programs. Our ability to innovate and execute in these areas will determine the extent to which we are able to grow existing sales and volume profitably, especially with respect to the product categories and geographic markets (including developing markets) in which we have chosen to focus. There are high levels of competitive activity in the environments in which we operate. To address these challenges, we must respond to competitive factors, including pricing, promotional incentives, trade terms and product initiatives. We must manage each of these factors, as well as maintain mutually beneficial relationships with our key customers, in order to effectively compete and achieve our business plans. As a company that manages a portfolio of consumer brands, our ongoing business model involves a certain level of ongoing acquisition and divestiture activities. We must be able to successfully manage the impacts of these activities, while at the same time delivering against base business objectives. Daily conduct of our business also depends on our ability to maintain key information technology systems, including systems operated by third-party suppliers.
Cost Pressures. Our costs are subject to fluctuations, particularly due to changes in commodity prices, raw materials, labor costs, foreign exchange and interest rates. Therefore, our success is dependent, in part, on our continued ability to manage these fluctuations through pricing actions, cost savings projects, sourcing decisions and certain hedging transactions. We also must manage our debt and currency exposure, especially in certain countries with currency exchange controls, such as Venezuela, China and India. We need to maintain key manufacturing and supply arrangements, including sole supplier and sole manufacturing plant arrangements, and successfully manage any disruptions at Company manufacturing sites. We must implement, achieve and sustain cost improvement plans, including our outsourcing projects and those related to general overhead and workforce optimization. Successfully managing these changes, including identifying, developing and retaining key employees, is critical to our success.
Global Economic Conditions. Economic changes, terrorist activity, political unrest and natural disasters, such as the civil unrest in the Middle East and the impacts of the Japan earthquake and tsunami, may result in business interruption, inflation, deflation or decreased demand for our products. Our success will depend, in part, on our ability to manage continued global political and/or economic uncertainty, especially in our significant geographic markets, due to terrorist and other hostile activities or natural disasters. We could also be negatively impacted by a global, regional or national economic crisis, including sovereign risk in the event of a deterioration in the credit worthiness of or a default by local governments, resulting in a disruption

Management's Discussion and Analysis	The Procter & Gamble Company 37
of credit markets. Such events could negatively impact our ability to collect receipts due from governments, including refunds of value added taxes, create significant credit risks relative to our local customers and depository institutions, and/or negatively impact our overall liquidity.
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

RESULTS OF OPERATIONS
Net Sales
Net sales increased 5% in 2011 to $82.6 billion on a 6% increase in unit volume. Volume grew behind market and share growth. Global market growth, in categories that we compete, grew 3% on a constant currency basis. Volume increased low single digits in developed regions and double digits in developing regions. All geographic regions contributed to volume growth, led by double-digit growth in Asia, high single-digit growth in Latin America and mid-single-digit growth in CEEMEA and Western Europe. All six of the business segments contributed to volume growth with high single-digit growth in the Baby Care and Family Care and Fabric Care and Home Care segments, mid-single-digit growth in the Beauty and Health Care segments, and a low single-digit growth in the Grooming and Snacks and Pet Care segments. Organic volume, which excludes acquisitions and divestitures, was up 5%. Mix reduced net sales by 2% due mainly to disproportionate growth in developing regions and mid-tier products, both of which have lower than Company average selling prices, and declines in the premium-priced professional salon and prestige categories. Pricing added 1% to net sales behind price increases to offset higher commodity costs and foreign exchange. Organic sales were up 4%, led by high single-digit growth in the Baby and Family Care segment, as well as mid-single-digit growth across the Grooming and Health Care segments.

Net sales increased 3% in 2010 to $78.9 billion on a 4% increase in unit volume. Volume increased low single digits in developed regions and mid-single digits in developing regions. All geographic regions contributed to volume growth, led by high single-digit growth in Asia and CEEMEA. Volume growth for the reportable segments was mixed, with low single-digit increases in the Beauty, Grooming and Health Care segments, a mid-single-digit increase in the Fabric Care and Home Care segment and a high single-digit increase in the Baby Care and Family Care segment, partially offset by a low single-digit decline in the Snacks and Pet Care segment. Price increases added 1% to net sales as increases taken primarily in developing regions to offset local currency devaluations were partially offset by price reductions to improve consumer value. Mix reduced net sales by 1% behind disproportionate growth in developing regions, which have lower than Company average selling prices, and relatively weaker shipments of Salon Professional, Prestige, Personal Health Care and Pet Care, which have higher than Company average selling prices. Organic sales were up 3%, led by mid-single-digit growth across the Fabric Care and Home Care and the Baby Care and Family Care segments. Unfavorable foreign exchange reduced net sales growth by 1% as the U.S. dollar strengthened versus key foreign currencies.
Operating Costs

Comparisons as a percentage of net sales; Years ended June 30	2011	Basis Point Change	2010	Basis Point Change	2009
Gross margin	50.6%	(140)	52.0%	250	49.5%
Selling, general and administrative expense	31.4%	(30)	31.7%	220	29.5%
Operating margin	19.2%	(110)	20.3%	30	20.0%
Earnings from continuing operations before income taxes	18.4%	(70)	19.1%	30	18.8%
Net earnings from continuing operations	14.3%	40	13.9%	0	13.9%

38 The Procter & Gamble Company	Management's Discussion and Analysis

Gross margin contracted 140 basis points in 2011 to 50.6% of net sales. The reduction in gross margin was driven mainly by a 225-basis point increase in commodity and energy costs, along with negative product mix from disproportionate growth in developing regions and mid-tier products. These impacts were partially offset by manufacturing cost savings and the favorable impact of volume scale leverage.

Gross margin expanded 250 basis points in 2010 to 52.0% of net sales. Manufacturing and logistics cost savings projects and lower commodity and energy costs positively impacted gross margin by about 280 basis points. Volume scale leverage and price increases also contributed to gross margin expansion. These impacts were partially offset by unfavorable foreign exchange and product mix impacts.

Total selling, general and administrative expenses (SG&A) increased 4% to $26.0 billion in 2011 behind higher marketing and overhead spending, which was partially offset by the impact of lower foreign currency exchange costs. SG&A as a percentage of net sales decreased 30 basis points to 31.4% due to a reduction in overhead and other operating expenses as a percentage of net sales, partially offset by increased marketing investments. Marketing spending as a percentage of net sales increased 60 basis points due to additional marketing investments to support innovation and expansion plans. Overhead spending as a percentage of net sales decreased 50 basis points due to sales leverage, partially offset by added spending to support growth. Other operating expenses as a percentage of net sales decreased 40 basis points mainly due to a decrease in Venezuela-related foreign currency exchange costs of $548 million (see further discussion in the following paragraphs). Charges for competition law fines increased nominally to $303 million versus the prior year charge of $283 million.
SG&A increased 10% to $25.0 billion in 2010 behind higher marketing, overhead and other operating expenses. SG&A as a percentage of net sales increased 220 basis points to 31.7% due to higher marketing and other operating expenses as a percentage of net sales, while overhead spending as a percentage of sales was in line with the prior year. Marketing spending as a percentage of net sales was up 150 basis points as additional marketing investments, primarily to increase media impressions, and the impact of reduced spending in the fourth quarter of 2009 were partially offset by media rate savings. Advertising spending as a percentage of net sales was up 110 basis points versus 2009 behind investments to support initiatives and business growth. Overhead spending as a percentage of net sales was consistent with the prior year as additional spending to support business growth was offset by productivity improvements and lower restructuring charges. Other operating expenses as a percentage of net sales increased 70 basis points mainly due to an increase in Venezuela-related foreign currency exchange costs of $492 million (see further discussion in the following paragraph) and charges for competition law fines of $283 million.
Because of currency restrictions in Venezuela, payments for certain imported goods and services have historically been satisfied by exchanging Bolivares Fuertes for U.S. dollars through securities transactions in the parallel market rather than at the more favorable official exchange rate. At the discretion of management, these securities transactions can be utilized to manage exposure to currency movements on local cash balances. A reduction in the availability of foreign currency at the official exchange rate and an increased spread between the official and parallel exchange rates during most of fiscal 2010 resulted in increased costs for exchange transactions executed using securities transactions in the parallel market during 2010. There were minimal parallel market exchange transactions executed during 2011 due to a very restrictive parallel market exchange mechanism. For a more detailed discussion of the impacts of and recent events in Venezuela, see the section entitled "Venezuela Currency Impacts" at the end of this Results of Operations section.

We fund a number of restructuring-type activities, primarily related to manufacturing and workforce optimization efforts, to maintain a competitive cost structure and to integrate acquired businesses. Within our results of continuing operations, after-tax charges to fund restructuring-type activities declined approximately $200 million in 2011, and were slightly below our ongoing funding level of $300 million to $400 million, after tax.
Non-Operating Items
Interest expense decreased 12% in 2011 to $831 million due primarily to a reduction in interest rates on floating rate debt partially offset by an increase in debt outstanding. In 2010, interest expense decreased 30% to $946 million due to a reduction in interest rates on floating rate debt and a reduction in debt outstanding.
Other non-operating income/(expense) primarily includes divestiture gains, interest and investment income and the provision for income attributable to noncontrolling interests. Other non-operating income/(expense) was a net benefit of $202 million in 2011 versus a net charge of $28 million in 2010. This $230 million change was primarily due to the impact of gains on divestitures in the current year (Zest brand in North America and Infasil brand in Western Europe) and incremental costs in the prior year period associated with exercising the call option on an outstanding bond, partially offset by a gain due to the acquisition of MDVIP in the prior year period. Other non-operating income/(expense) declined $425 million in 2010 to an expense of $28 million

Management's Discussion and Analysis	The Procter & Gamble Company 39
mainly due to divestiture gains in fiscal 2009, which included gains on the sale of Thermacare, Noxzema, Infusium and other minor brands, and incremental costs associated with exercising the call option on an outstanding bond in 2010.
Income Taxes
The effective tax rate on continuing operations decreased 500 basis points to 22.3%.  This was primarily driven by net  favorable discrete adjustments (primarily driven by favorable audit and litigation settlements for uncertain tax positions in multiple jurisdictions relating to prior periods), which drove 410 basis points of the effective tax rate difference.  Net adjustments to tax balances for uncertain tax positions in a number of jurisdictions resulted in a benefit of approximately $535 million in the current year, including a $252 million benefit from the settlement of U.S. tax litigation primarily related to the valuation of technology donations.  In 2010, net discrete adjustments resulted in a  charge of $86 million, including a $152 million charge for legislation which changed the taxation of certain future retiree prescription drug subsidy payments in the United States.  While there will likely be some level of benefits from discrete adjustments on an ongoing basis,  we do not expect the magnitude of the adjustments experienced  in fiscal 2011 to be sustainable.  The current year tax rate also benefited from the geographic mix of current year sales and earnings, which drove a 50-basis point reduction as an increased proportion of earnings were generated in foreign markets with lower tax rates versus the U.S.
In 2010, the effective tax rate on continuing operations increased 140 basis points to 27.3%. This was primarily due to a $152 million charge for legislation which changed the taxation of certain future retiree prescription drug subsidy payments in the United States, the non-deductibility of a $283 million charge for competition law fines and a lower level of net favorable adjustments to reserves for previously existing uncertain tax positions and foreign tax credits, partially offset by a more favorable geographic mix of earnings. During 2010, net adjustments to prior-year reserves balances for uncertain tax positions benefited the effective tax rate by 40 basis points versus a 130-basis point benefit in 2009.
Net Earnings
Net earnings from continuing operations were $11.8 billion in 2011, an increase of 8% versus the prior year due mainly to net sales growth and a lower effective tax rate, partially offset by operating margin contraction. Operating margin decreased 110 basis points due to a decrease in gross margin, partially offset by a decrease in SG&A spending as a percentage of net sales. Gross margin declined behind higher commodity costs, partially offset by manufacturing cost savings. SG&A as a percentage of net sales declined due to reduced foreign currency exchange costs and a reduction in overhead spending as a percentage of net sales due to productivity improvements, partially offset by increased marketing investments. Net earnings from continuing operations were $10.9 billion in 2010, an increase of 2% versus the prior year due mainly to net sales growth and operating margin expansion, partially offset by a higher effective tax rate. Operating margin was up 30 basis points due to an increase in gross margin, mostly offset by an increase in SG&A as a percentage of net sales.
Net earnings from discontinued operations decreased $1.8 billion in 2011 mainly due to the impact of the gain on the divestiture of the global pharmaceuticals business in the prior year. In 2010, net earnings from discontinued operations, declined $1.0 billion to $1.8 billion due to the loss of contribution from the pharmaceuticals business divested in October 2009 and coffee business divested in November 2008 and lower gains on the sale of discontinued operations. The gains on the sale of the global pharmaceuticals business in fiscal 2010 were $1.6 billion versus a $2.0 billion gain on the sale of the coffee business in fiscal 2009.
Diluted net earnings per share from continuing operations in 2011 increased 11% to $3.93 behind higher net earnings from continuing operations and the reduction in shares outstanding. Diluted net earnings per share from discontinued operations declined $0.58. Diluted net earnings per share declined 4% to $3.93 driven by lower net earnings from discontinued operations, partially offset by higher net earnings from continuing operations and a reduction in weighted average shares outstanding resulting from share repurchase activity. The reduction in the number of shares outstanding was driven by treasury share repurchases of $7.0 billion, nearly all of which were made under our publicly announced share repurchase program.
Diluted net earnings per share from continuing operations in 2010 increased 4% to $3.53 behind higher net earnings from continuing operations and the reduction in shares outstanding. Diluted net earnings per share from discontinued operations declined $0.29 to $0.58. Diluted net earnings per share declined 4% to $4.11 driven by lower net earnings from discontinued operations, partially offset by higher net earnings from continuing operations and a reduction in weighted average shares outstanding. The reduction in the number of shares outstanding was driven by treasury share repurchases of $6.0 billion, nearly all of which were made under our publicly announced share repurchase program.

Core EPS increased 8% to $3.95 in 2011. Core EPS represents diluted net earnings per share from continuing operations excluding a current-year benefit from the settlement of U.S. tax litigation primarily related to the valuation of technology donations, charges in both 2011 and 2010 for competition law fines and charges in 2010 for legislation which changed the taxation of certain future retiree prescription drug subsidy payments in the United States. Core EPS grew 6% in 2010 to $3.67.

40 The Procter & Gamble Company	Management's Discussion and Analysis

Venezuela Currency Impacts
Venezuela was determined to be a highly inflationary economy under U.S. GAAP during fiscal 2010. As a result, the U.S. dollar is now the functional currency for our subsidiaries in Venezuela. Any currency remeasurement adjustments for non-dollar denominated monetary assets and liabilities held by these subsidiaries and other transactional foreign exchange gains and losses are reflected in earnings. Also during fiscal 2010, the Venezuelan government devalued the Bolivar Fuerte relative to the U.S. dollar. The remeasurement of our local balance sheets in fiscal 2010 did not materially impact our results. This was due to the relatively small non-dollar denominated net monetary asset position in Venezuela.
The Venezuelan government introduced a number of currency controls for companies operating in Venezuela. During calendar year 2010, there were two official exchange rates for imported goods. Those goods classified as essential, such as food, medicine and capital investments, had an exchange rate of 2.6 bolivars to the U.S. dollar, while payments for other non-essential goods had an exchange rate of 4.3. Many of our imported products fell into the essential classification and qualified for the 2.6 rate. In January 2011, the Venezuelan government announced the elimination of the 2.6 exchange rate on essential goods, resulting in the application of the 4.3 rate to all qualifying goods. Our overall results in Venezuela are reflected in our Consolidated Financial Statements at the 4.3 rate, which is also expected to be applicable to dividend repatriations.
There are also exchange controls over securities transactions in what was the parallel market, which has historically been used to pay for imported goods and services that do not qualify for exchange in the official market and is now controlled by authorities. The Central Bank of Venezuela is now the only legal intermediary to execute foreign exchange transactions outside of CADIVI (4.3 rate) through the SITME rate which was approximately 5.3 as of June 30, 2011. The notional amount of transactions that run through this foreign exchange rate for non-essential goods is restrictive, which for us has essentially eliminated our ability to access any foreign exchange rate other than the CADIVI (4.3) rate to pay for imported goods and/or manage our local monetary asset balances.

As of June 30, 2011, we had net monetary assets denominated in local currency of approximately $798 million. Approximately $347 million of this balance has been remeasured using the parallel rate because we plan to use that amount of the net assets (largely cash) to satisfy U.S. dollar denominated liabilities that do not qualify for official rate dollars. The availability of the parallel market to settle these transactions is uncertain. The remaining net monetary asset balances are currently reflected within our Consolidated Financial Statements at the 4.3 official exchange rate. Depending on the future availability of U.S. dollars at the official rate, our local U.S. dollar needs, our overall repatriation plans and the creditworthiness of the local depository institutions and other creditors, we have exposure for our local monetary assets. We also have devaluation exposure for the differential between the current and potential future official and parallel exchange rates on the portion of our local monetary assets reflected at the 4.3 official exchange rate.

Our ability to effectively manage sales and profit levels in Venezuela will be impacted by several factors, including the Company's ability to mitigate the effect of any potential future devaluation, further actions of the Venezuelan government, economic conditions in Venezuela, such as inflation and consumer spending, the availability of raw materials, utilities and energy and the future state of exchange controls in Venezuela including the availability of U.S. dollars at the official foreign exchange rate.

SEGMENT RESULTS
Results for the segments reflect information on the same basis we use for internal management reporting and performance evaluation. The results of these reportable business segments do not include certain non-business unit specific costs such as interest expense, investing activities and certain restructuring costs. These costs are reported in our Corporate segment and are included as part of our Corporate segment discussion. Additionally, as described in Note 11 to the Consolidated Financial Statements, we have investments in certain companies over which we exert significant influence, but do not control the financial and operating decisions and, therefore, do not consolidate these companies for U.S. GAAP purposes ("unconsolidated entities"). Given that certain of these investments are managed as integral parts of the Company's business units, they are accounted for as if they were consolidated subsidiaries for management and segment reporting purposes. This means pre-tax earnings in the business units include 100% of each pre-tax income statement component. In determining after-tax earnings in the business units, we eliminate the share of earnings applicable to other ownership interests, in a manner similar to noncontrolling interest, and apply the statutory tax rates. Eliminations to adjust each line item to U.S. GAAP are included in our Corporate segment. All references to net earnings throughout the discussion of segment results refer to net earnings from continuing operations.

Management's Discussion and Analysis	The Procter & Gamble Company 41

Net Sales Change Drivers vs. Year Ago (2011 vs. 2010)	Volume with Acquisitions & Divestitures	Volume Excluding Acquisitions & Divestitures	Foreign Exchange	Price	Mix/Other	Net Sales Growth
Beauty	4%	4%	1%	0%	-2%	3%
Grooming	3%	3%	0%	2%	0%	5%
Health Care	5%	5%	0%	0%	0%	5%
Snacks and Pet Care	1%	-2%	1%	-1%	0%	1%
Fabric Care and Home Care	7%	5%	-1%	0%	-2%	4%
Baby Care and Family Care	8%	8%	-1%	1%	-2%	6%
TOTAL COMPANY	6%	5%	0%	1%	-2%	5%
Net sales percentage changes are approximations based on quantitative formulas that are consistently applied.

BEAUTY

($ millions)	2011	Change vs. Prior Year	2010	Change vs. Prior Year
Volume	n/a	+4%	n/a	+3%
Net sales	$20,157	+3%	$19,491	+3%
Net earnings	$2,686	-1%	$2,712	+2%
Beauty net sales increased 3% to $20.2 billion on unit volume growth of 4%. Organic sales also grew 3%. Mix negatively impacted net sales by 2% behind disproportionate growth in developing regions, which have lower than segment average selling prices, and declines in the premium-priced Prestige Products and Salon Professional categories. Favorable foreign exchange positively impacted net sales growth by 1%. Volume in developing regions increased double digits, while volume in developed regions declined low single digits. Volume in Retail Hair Care grew mid-single digits behind growth in all regions except North America. Developing regions grew double digits behind initiative activity on Pantene, Head & Shoulders and Rejoice, distribution expansions and market growth, which were partially offset by a mid-single-digit decline in North America due to competitive activity. Global market share of the hair care category was up slightly. Volume in Female Beauty was up low single digits primarily due to higher shipments of Olay, Venus and Safeguard behind initiative activity, and distribution expansion and market growth in developing markets. Volume in Salon Professional was down high single digits mainly due to the planned exit of non-strategic businesses and market size contractions in developed regions. Volume in Prestige Products declined low single digits primarily due to the divestiture of minor brands and lower shipments in Western Europe. Excluding the minor brand divestitures, volume increased low single digits due to growth of Dolce & Gabanna and Gucci fragrance brands behind initiative activity.
Net earnings decreased 1% in 2011 to $2.7 billion, as higher net sales were more than offset by a 60-basis point decrease in net earnings margin. Net earnings margin decreased due to gross margin contraction and higher SG&A as a percentage of net sales. Gross margin decreased primarily due to an increase in commodity costs, partially offset by manufacturing cost savings and pricing. SG&A as a percentage of net sales increased due to higher marketing spending, partially offset by lower overhead spending as a percentage of net sales and reduced foreign currency exchange costs.
Net sales increased 3% in 2010 to $19.5 billion on unit volume growth of 3%. Price increases added 1% to net sales growth as earlier price increases taken in developing regions to offset currency devaluations more than offset price reductions in Hair Care. Unfavorable geographic mix reduced net sales 1% due to disproportionate growth in developing regions, which have lower than segment average selling prices. Organic sales were up 3% on a 4% increase in organic volume. Volume growth was driven by high single-digit growth in developing regions, with developed region volume in line with the prior year. Hair Care volume grew mid-single digits behind growth of Pantene, Head & Shoulders and Rejoice primarily in Asia and Latin America. Global share of the hair care market was in line with 2009. Female Beauty volume was up low single digits as higher shipments of female skin care and personal cleansing products in developing regions were partially offset by the discontinuation of Max Factor in North America, the fiscal 2009 divestiture of Noxzema and volume share losses on non-strategic personal cleansing brands in developed regions. Salon Professional volume was down double digits mainly due to the exit of non-strategic businesses and continued market contractions. Prestige volume declined low single digits due to continued contraction of the fragrance market.

Net earnings increased 2% in 2010 to $2.7 billion driven by net sales growth, partially offset by a 20-basis point reduction in net earnings margin. Net earnings margin declined due to higher SG&A as a percentage of net sales, the impact of divestiture gains in the prior year and a higher tax rate, partially offset by gross margin expansion. SG&A as a percentage of net sales was up due to increased marketing spending and higher foreign currency exchange costs. The tax rate increase was due to a shift in the geographic mix of earnings to countries with higher statutory tax rates. Gross margin expansion was driven primarily by price increases and manufacturing costs savings.
GROOMING

($ millions)	2011	Change vs. Prior Year	2010	Change vs. Prior Year
Volume	n/a	+3%	n/a	+1%
Net sales	$8,025	+5%	$7,631	+3%
Net earnings	$1,631	+10%	$1,477	+9%

42 The Procter & Gamble Company	Management's Discussion and Analysis

Grooming net sales increased 5% to $8.0 billion on volume growth of 3%. Organic sales were up 5%. Price increases, taken primarily across blades and razors in Latin America and developed regions, contributed 2% to net sales growth. Volume grew high single digits in developing regions and decreased low single digits in developed regions. Volume in Male Grooming was up low single digits due to higher shipments of blades and razors, mainly in developing regions driven by market growth, and deodorants in North America, partially offset by reduced volume in blades and razors in the developed regions. Gillette Fusion shipments increased double digits behind the continued expansion and success of Fusion ProGlide; while Mach3 shipments increased low single digits due to growth in developing regions, partially offset by decreases in developed markets. Global market share of the blades and razors category was down about half a point. Volume in Appliances decreased low single digits due to competitive activity and a shift from low-tier, high volume products to higher-tier product offerings. Global market share of the dry shave category was down half a point.
Net earnings increased 10% to $1.6 billion behind higher net sales and a 100 basis point increase in net earnings margin. Net earnings margin increased due to gross margin expansion, a lower effective tax rate and a decrease in SG&A as a percentage of net sales. Gross margin increased due to price increases, the favorable impact of volume scale leverage and manufacturing cost savings. The tax rate decrease was due to a shift in the geographic mix of earnings to countries with lower statutory tax rates. SG&A as a percentage of net sales was down due to lower foreign currency exchange costs and lower overhead spending as a percentage of net sales due to sales leverage, partially offset by higher marketing spending.
Net sales increased 3% to $7.6 billion in 2010 on a 1% increase in unit volume. Price increases, taken primarily in developing regions to offset currency devaluations and across blades and razors, added 4% to net sales. Product mix had a negative 2% impact on net sales due mainly to disproportionate growth in developing regions and of disposable razors, both of which have lower than segment average selling prices. Organic sales grew 3%. Volume in developing regions increased low single digits, while volume in developed regions was in line with the prior year. Volume in Male Grooming was up low single digits mainly due to growth of disposable razors in developing regions. Mach3 shipments declined high single digits, while Gillette Fusion shipments increased double digits behind the launch of the new Fusion ProGlide. Global market share of the blades and razors category was down about half a point versus the prior year. Volume in Appliances was down low single digits behind a mid-single-digit decline in developing regions, due mostly to market contractions and volume share losses in home and hair care appliances. Global value share of the dry shaving market was up half a point.
Net earnings increased 9% to $1.5 billion in 2010 behind sales growth and net earnings margin expansion. Net earnings margin increased 100-basis points driven by gross margin expansion and a lower tax rate, partially offset by higher SG&A as a percentage of net sales. Gross margin increased mainly due to price increases and manufacturing cost savings. The reduction in the tax rate was mainly due to a shift in the geographic mix of earnings to developing regions which generally have lower statutory tax rates. The increase in SG&A as a percentage of net sales was driven by higher marketing spending and incremental foreign currency exchange costs, partially offset by lower overhead spending as a percentage of net sales.

HEALTH CARE

($ millions)	2011	Change vs. Prior Year	2010	Change vs. Prior Year
Volume	n/a	+5%	n/a	+3%
Net sales	$12,033	+5%	$11,493	+2%
Net earnings	$1,796	-3%	$1,860	+1%

Health Care net sales increased 5% to $12.0 billion on 5% growth in unit volume. Organic sales were up 5%. Volume increased high single digits in developing regions and low single digits in developed regions. Volume in Oral Care grew mid-single digits behind initiative activity and incremental merchandising support of Crest and Oral-B. Global market share of the oral care category was up over half a point. Volume in Personal Health Care grew low single digits behind higher shipments of Vicks in North America and the developing regions, partially offset by continuing decline of Prilosec OTC in North America due to competitive activity. All-outlet value share of the U.S. personal health care market increased about half a point. Volume in Feminine Care was up mid-single digits mainly due to higher shipments of Naturella, behind expansion into developing regions, and Always, behind initiative activity in developing regions. Global market share of the feminine care category was down less than half a point.

Net earnings decreased 3% to $1.8 billion as higher net sales were more than offset by a 130-basis point decrease in net earnings margin. Net earnings margin decreased due to lower gross margin, higher SG&A as a percentage of net sales and a higher effective tax rate. Gross margin declined due to higher commodity costs and unfavorable mix due to disproportionate growth in developing regions, partially offset by manufacturing cost savings. SG&A as a percentage of net sales increased behind higher marketing spending to support growth, partially offset by lower foreign currency exchange costs. The tax rate increase was due to a shift in the geographic mix of earnings to countries with higher statutory tax rates.

In July 2011, P&G and Teva Pharmaceutical Industries Ltd. reached a definitive agreement to create a partnership in consumer health care by bringing together both companies' existing over-the-counter medicine businesses and complementary capabilities. The partnership is expected to have over $1.0 billion in annual sales, only a portion of which will be incremental to our Consolidated Financial Statements. The Company expects the transaction to close by the end of the 2011 calendar year, pending necessary regulatory approvals.
Net sales increased 2% in 2010 to $11.5 billion on unit volume growth of 3%. Price increases, taken mainly in developing regions to offset currency devaluations, added 1% to net sales. Unfavorable mix reduced net sales by 2% mainly due to disproportionate growth in

Management's Discussion and Analysis	The Procter & Gamble Company 43

developing regions, which have lower than segment average selling prices. Organic sales increased 2%. Volume grew mid-single digits in developing regions and low single digits in developed regions. Oral Care volume grew mid-single digits behind initiative activity in Western Europe, Latin America and Asia. Personal Health Care volume was up low single digits behind higher shipments of Vicks and diagnostic products, partially offset by a continuing decline of Prilosec OTC in North America due to increased competitive activity. All-outlet value share of the U.S. personal health care market declined 1-share point, led by a 5-share point decline of Prilosec OTC's share of the upper stomach remedies segment. Feminine Care volume increased low single digits behind initiative-driven growth of Always and expansion of Naturella into China. Global market share of the feminine care category was down about half a point.
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
SNACKS AND PET CARE

($ millions)	2011	Change vs. Prior Year	2010	Change vs. Prior Year
Volume	n/a	+1%	n/a	-2%
Net sales	$3,156	+1%	$3,135	+1%
Net earnings	$241	-26%	$326	+39%
Snacks and Pet Care net sales increased 1% to $3.2 billion on a 1% increase in unit volume. Organic sales, which exclude the impacts of foreign exchange and the Natura acquisition, were down 5% on a 2% decline in organic volume. Price decreases, through higher promotional spending, reduced net sales growth by 1%. Favorable foreign exchange positively impacted net sales growth by 1%. Snacks volume increased high single digits mainly due to increased distribution in CEEMEA and Latin America, as well as initiatives and incremental merchandising activity. Global market share of the snacks category was up slightly. Pet Care volume was down mid-single digits mainly due to the impacts of the recall of select dry pet food products and the supply constraints resulting from restructuring the supply chain following the recalls, partially offset by the impact of the Natura acquisition in June 2010. Excluding the Natura acquisition, Pet Care volume decreased double digits. Global market share of the pet care category was down half a point.
Net earnings decreased 26% to $241 million as sales growth was more than offset by a 280-basis point decrease in net earnings margin. Net earnings margin decreased due to operating margin contraction partially offset by a lower effective tax rate. The operating margin reduction was driven by lower gross margin and increased SG&A as a percentage of net sales. Gross margin declined behind incremental costs and reduced scale leverage related to the pet food recall and supply chain restructuring efforts. SG&A as a percentage of net sales increased due to costs related to the select dry pet food products recall. The tax rate decrease was due to a shift in the geographic mix of earnings to countries with lower statutory tax rates.
In April 2011, we announced plans to divest the Company's Snacks business through a merger with Diamond Foods, Inc. in an all-stock Reverse Morris Trust transaction. The Snacks business had net sales of approximately $1.5 billion and operating income of approximately $200 million in fiscal 2011. The Company expects the transaction to close by the end of the 2011 calendar year, pending necessary regulatory approvals.
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

 FABRIC CARE AND HOME CARE

($ millions)	2011	Change vs. Prior Year	2010	Change vs. Prior Year
Volume	n/a	+7%	n/a	+6%
Net sales	$24,837	+4%	$23,805	+3%
Net earnings	$3,009	-10%	$3,339	+10%
Fabric Care and Home Care net sales increased 4% to $24.8 billion on a 7% increase in unit volume. Organic sales were up 3%. Organic volume, which excludes the impact of the Ambi Pur acquisition, increased 5%. Mix negatively impacted net sales growth by 2% due to disproportionate growth of mid-tier product lines and powdered laundry detergents, which have lower than segment average selling prices. Unfavorable foreign exchange reduced net sales by 1%. Volume in developing regions was up high single digits, while volume in developed regions grew mid-single digits. Fabric Care volume increased

44 The Procter & Gamble Company	Management's Discussion and Analysis

mid-single digits, led by high single-digit growth in developing regions behind initiative activity, increased distribution and market growth. Global market share of the fabric care category increased slightly. Home Care volume increased double digits due, in part, to the Ambi Pur acquisition. Organic volume in Home Care was up high single digits driven mainly by initiative activity, including launches of Gain hand dishwashing liquid and Febreze Set & Refresh in North America, and geographic expansion of dish and air care product lines. Global market share of the home care category was up nearly 1 point. Batteries volume grew mid-single digits primarily due to price reductions executed through pack count increases in North America, which were implemented in January 2010, initiative activity in Western Europe and market growth and distribution expansion in Asia. Global market share of the batteries category increased more than half a point.
Net earnings decreased 10% to $3.0 billion as net sales growth was more than offset by a 190-basis point decrease in net earnings margin. Net earnings margin decreased mainly due to gross margin contraction. SG&A as a percentage of net sales and the effective tax rate also increased. Gross margin decreased mainly due to higher commodity costs and unfavorable product mix behind disproportionate growth of developing regions and mid-tier products, partially offset by manufacturing cost savings. SG&A as a percentage of net sales increased behind higher overhead spending to support growth. The tax rate increased due to a shift in the geographic mix of earnings to countries with higher statutory tax rates.
Net sales increased 3% to $23.8 billion in 2010 on a 6% increase in unit volume. Pricing reduced net sales by 1% as the impact of price reductions to improve consumer value were partially offset by price increases taken primarily in developing regions to offset currency devaluations. Mix lowered net sales by 1% due mainly to unfavorable geographic mix and a shift toward larger size products, which have lower than segment average selling prices. Unfavorable foreign exchange reduced net sales by 1%. Organic sales grew 4%. Volume increased mid-single digits in both developed and developing regions. Fabric Care volume grew mid-single digits behind new product launches, price reductions and incremental merchandising activity. Global market share of the fabric care category was down about half a point. Home Care volume was up high single digits mainly due to new product launches, media spending increases and market size expansion. Global market share of the home care category was up about half a point versus 2009. Batteries volume increased mid-single digits primarily due to growth in Greater China, price reductions to improve consumer value in North America and higher demand from business customers.
Net earnings increased 10% to $3.3 billion in 2010 due to higher net sales and a 90-basis point increase in net earnings margin. Net earnings margin increased due to higher gross margin and a lower tax rate, partially offset by an increase in SG&A as a percentage of net sales. Gross margin increased mainly due to lower commodity costs and manufacturing cost savings, while SG&A as a percentage of net sales increased due to higher marketing spending. The tax rate declined due to a shift in the geographic mix of earnings to countries with lower statutory tax rates.
BABY CARE AND FAMILY CARE

($ millions)	2011	Change vs. Prior Year	2010	Change vs. Prior Year
Volume	n/a	+8%	n/a	+7%
Net sales	$15,606	+6%	$14,736	+4%
Net earnings	$1,978	-3%	$2,049	+16%
Baby Care and Family Care net sales increased 6% to $15.6 billion on 8% volume growth. Organic sales were up 7%. Mix reduced net sales by 2% driven mainly by disproportionate growth of mid-tier product lines, larger package sizes and developing regions, all of which have lower than segment average selling prices. Pricing added 1% to net sales growth primarily due to price increases executed in Baby Care to offset higher commodity costs and foreign exchange. Unfavorable foreign exchange negatively impacted net sales by 1%. Volume grew double digits in developing regions and mid-single digits in developed regions. Volume in Baby Care was up high single digits primarily due to double-digit growth in developing regions behind initiative activity, market size growth and distribution expansion. Global market share of the baby care category increased over 1 point. Volume in Family Care increased high single digits driven by the continued impact of initiatives launched in prior periods, with high single-digit growth in North America. In the U.S., all-outlet share of the family care category increased half a point.
Net earnings decreased 3% to $2.0 billion as sales growth was more than offset by a 120-basis point reduction in net earnings margin. Net earnings margin declined mainly due to a lower gross margin, partially offset by a decrease in SG&A as a percentage of net sales. The reduction in gross margin was driven by higher commodity costs and unfavorable product mix, behind disproportionate growth of mid-tier product lines, larger package sizes and developing regions, which were only partially offset by the favorable impact of volume scale leverage and manufacturing cost savings. SG&A as a percentage of net sales declined due to lower foreign currency exchange costs.
Net sales grew 4% to $14.7 billion in 2010 on 7% volume growth. Pricing was in line with the prior year as the impact of price increases primarily taken in developing regions to offset local currency devaluations were offset by price reductions to improve consumer value. Negative mix reduced net sales by 2% driven mainly by disproportionate growth of mid-tier product lines, large count packs and developing regions, all of which have lower than segment average selling prices. Unfavorable foreign exchange reduced net sales by 1%. Organic sales increased 5%. Volume grew double digits in developing regions and mid-single digits in developed regions. Volume in Baby Care increased high single digits behind incremental initiative activity, market size expansion and price reductions to improve consumer value, primarily in CEEMEA. Global share of the baby care market was up over half a point. Volume in Family Care grew high single digits due to increased merchandising and initiative activity, market growth and price reductions to improve consumer value.

Management's Discussion and Analysis	The Procter & Gamble Company 45

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
Corporate
Corporate includes certain operating and non-operating activities not allocated to specific business units. These include: the incidental businesses managed at the corporate level; financing and investing activities; other general corporate items; the historical results of certain divested brands and categories; and certain restructuring-type activities to maintain a competitive cost structure, including manufacturing and workforce optimization. Corporate also includes reconciling items to adjust the accounting policies used in the segments to U.S. GAAP. The most significant reconciling items include income taxes (to adjust from statutory rates that are reflected in the segments to the overall Company effective tax rate), adjustments for unconsolidated entities (to eliminate net sales, cost of products sold and SG&A for entities that are consolidated in the segments but accounted for using the equity method for U.S. GAAP) and noncontrolling interest adjustments for subsidiaries where we do not have 100% ownership. Since certain unconsolidated entities and less than 100%-owned subsidiaries are managed as integral parts of the Company, they are accounted for similar to a wholly-owned subsidiary for management and segment purposes. This means our segment results recognize 100% of each income statement component through before-tax earnings in the segments, with eliminations for unconsolidated entities and noncontrolling interests in Corporate. In determining segment net earnings, we apply the statutory tax rates (with adjustments to arrive at the Company's effective tax rate in Corporate) and eliminate the share of earnings applicable to other ownership interests, in a manner similar to noncontrolling interest.
Corporate net sales primarily reflect the adjustment to eliminate the sales of unconsolidated entities included in business segment results. Accordingly, Corporate net sales are generally a negative balance. In 2011, negative net sales in Corporate were down $98 million due to adjustments required to eliminate sales of unconsolidated entities. Net income from continuing operations increased $1.3 billion to $456 million. The increase was due to current-period net discrete adjustments to reverse reserves for uncertain tax positions, prior-period charges for the taxation of certain future retiree prescription drug subsidy payments in the U.S., lower current-period interest expense, a reduction in restructuring-type charges and current-year divestiture gains. Additional discussion of the items impacting net income in Corporate are included in the Results of Operations section.
In 2010, negative net sales in Corporate were up 2% mainly due to adjustments required to eliminate sales of unconsolidated entities. Net expenses from continuing operations increased $603 million to $817 million. The increase was primarily due to 2010 charges for competition law fines and for enacted legislation impacting the taxation of certain future retiree prescription drug subsidy payments in the U.S. and the impact of higher prior-period divestiture gains and tax audit settlements. These impacts were partially offset by lower interest expense and restructuring charges in 2010.
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
Operating Activities
Operating cash flow was $13.2 billion in 2011, an 18% decrease versus the prior year. Operating cash flow resulted primarily from net earnings adjusted for non-cash items (depreciation and amortization, stock-based compensation, deferred income taxes and gain on the sale of businesses), partially offset by an increase in working capital. The net of accounts receivable, inventory and accounts payable consumed $569 million of operating cash flow in 2011 mainly due to increases in inventories and accounts receivables. Inventory consumed $501 million driven by higher commodity costs, business growth and increased stock levels in advance of initiatives and sourcing changes. Inventory days on hand increased by five days due to the impact of foreign exchange, higher commodity costs and increased safety stock levels. Accounts receivable used $426 million primarily to support business growth. Accounts receivable days sales outstanding were up three days due to timing of sales and the impact of foreign exchange. Inventory and accounts receivable increases were partially offset by accounts payable, accrued and other liabilities, which increased to support business growth. Other operating assets and liabilities were also a significant use of operating cash flow due primarily to net reductions in reserves for uncertain tax positions and an increase in the amount of value added taxes due from various governmental authorities. In the prior year, working capital was a net source of cash.

Operating cash flow was $16.1 billion in 2010, an 8% increase versus the prior year. Operating cash flow resulted primarily from net earnings adjusted for non-cash items (depreciation and amortization, stock-based compensation, deferred income taxes and gain on the sale of businesses) and a reduction in working capital. The increase in operating cash flow versus 2009 was primarily due to the 2010 reduction in working capital balances, partially offset by a decline in earnings versus 2009. The net of accounts receivable, inventory, and accounts payable contributed $2.5 billion to operating cash flow in

46 The Procter & Gamble Company	Management's Discussion and Analysis

2010 mainly due to an increase in accounts payable, accrued and other liabilities. Accounts payable, accrued and other liabilities increased primarily due to increased expenditures to support business growth, primarily related to the increased marketing investments. Accounts receivable days were down year over year due mainly to the global pharmaceuticals divestiture and improved collection efforts. Inventory contributed to operating cash flow despite growth in the business from a reduction in days on hand primarily due to inventory management improvement efforts. Cash flow from discontinued operations contributed $285 million to operating cash flow.
Free Cash Flow. We view free cash flow as an important measure because it is one factor impacting the amount of cash available for dividends and discretionary investment. It is defined as operating cash flow less capital expenditures and is one of the measures used to evaluate senior management and determine their at-risk compensation. Free cash flow was $9.9 billion in 2011, a decrease of 24% versus the prior year. Free cash flow decreased due to lower operating cash flow and higher capital spending. Free cash flow productivity, defined as the ratio of free cash flow to net earnings, was 84% in 2011.
In 2010, free cash flow was $13.0 billion an increase of 11% versus the prior year. Free cash flow increased due to higher operating cash flow and lower capital spending. Free cash flow productivity was 102% in 2010. This included a negative 23% impact resulting from the global pharmaceuticals divestiture, which increased net earnings and lowered operating cash flow due to tax payments on the divestiture gain.
Investing Activities
Net investing activities consumed $3.5 billion of cash in 2011 and $597 million in 2010 mainly due to capital spending and acquisitions, partially offset by proceeds from asset sales, including $3.0 billion in cash received from the sale of our global pharmaceuticals business in 2010.
Capital Spending. We view capital spending efficiency as a critical component of our overall cash management strategy. We manage capital spending to support our business growth plans and have cost controls to deliver our cash generation targets. Capital expenditures, primarily to support capacity expansion, innovation and cost savings, were $3.3 billion in 2011 and $3.1 billion in 2010. The increase in capital spending resulted primarily from capacity expansions. Capital spending as a percentage of net sales increased 10 basis points to 4.0% in 2011. Capital spending as a percentage of net sales decreased 30 basis points to 3.9% in 2010 behind the scale leverage of net sales growth and a reduction in capital spending.

Acquisitions. Acquisitions used $474 million of cash in 2011 primarily for the acquisition of Ambi Pur, an air freshener business. In 2010, acquisitions used $425 million of cash primarily for the acquisition of Natura, a leading producer and distributor of branded premium natural pet foods.
Proceeds from Asset Sales. Proceeds from asset sales contributed $225 million to cash in 2011 mainly due to the sale of our Infasil brand in Western Europe and Zest brand in North America. In 2010, proceeds from asset sales contributed $3.1 billion to cash mainly due to the sale of our global pharmaceuticals business.

Financing Activities
Dividend Payments. Our first discretionary use of cash is dividend payments. Dividends per common share increased 9% to $1.97 per share in 2011. Total dividend payments to common and preferred shareholders were $5.8 billion in 2011 and $5.5 billion in 2010. The increase in dividend payments resulted from increases in our quarterly dividends per share, partially offset by a reduction in the number of shares outstanding. In April 2011, the Board of Directors declared an increase in our quarterly dividend from $0.4818 to $0.525 per share on Common Stock and Series A and B ESOP Convertible Class A Preferred Stock. This represents a 9% increase compared to the prior quarterly dividend and is the 55th consecutive year that our dividend has increased. We have paid a dividend in every year since our incorporation in 1890.

Long-Term and Short-Term Debt. We maintain debt levels we consider appropriate after evaluating a number of factors, including cash flow expectations, cash requirements for ongoing operations, investment and financing plans (including acquisitions and share repurchase activities) and the overall cost of capital. Total debt was $32.0 billion in 2011 and $29.8 billion in 2010. Our total debt increased in 2011 mainly due to net debt issuances to fund general corporate purposes.
Treasury Purchases. Total share repurchases were $7.0 billion in 2011 and $6.0 billion in 2010.

Management's Discussion and Analysis	The Procter & Gamble Company 47
Liquidity
Our current liabilities exceeded current assets by $5.3 billion, largely due to our commercial paper program. We anticipate being able to support our short-term liquidity and operating needs largely through cash generated from operations. We utilize short- and long-term debt to fund discretionary items such as acquisitions and share repurchases. We have strong short- and long-term debt ratings which have enabled and should continue to enable us to refinance our debt as it becomes due at favorable rates in commercial paper and bond markets. In addition, we have agreements with a diverse group of financial institutions that, if needed, should provide sufficient credit funding to meet short-term financing requirements.
On June 30, 2011, our short-term credit ratings were P-1 (Moody's) and A-1+ (Standard & Poor's), while our long-term credit ratings are Aa3 (Moody's) and AA- (Standard & Poor's), both with a stable outlook.
We maintain bank credit facilities to support our ongoing commercial paper program. These facilities can be extended for certain periods of time as specified in, and in accordance with, the terms of each credit agreement. The current facility is an $11.0 billion facility split between a $7.0 billion 5-year facility and a $4.0 billion 364-day facility, which expire in August 2016 and August 2012, respectively. We anticipate that these facilities will remain largely undrawn for the foreseeable future. These credit facilities do not have cross-default or ratings triggers, nor do they have material adverse events clauses, except at the time of signing. In addition to these credit facilities, we have an automatically effective registration statement on Form S-3 filed with the SEC that is available for registered offerings of short- or long-term debt securities.
Guarantees and Other Off-Balance Sheet Arrangements
We do not have guarantees or other off-balance sheet financing arrangements, including variable interest entities, which we believe could have a material impact on financial condition or liquidity.

Contractual Commitments
The following table provides information on the amount and payable date of our contractual commitments as of June 30, 2011.

($ millions)	Total	Less Than 1 Year	1-3 Years	3-5 Years	After 5 Years
RECORDED LIABILITIES
Total debt	$31,494	$9,933	$5,959	$5,095	$10,507
Capital leases	407	46	89	75	197
Uncertain tax positions(1)	77	77	—	—	—
OTHER
Interest payments relating to long-term debt	9,897	1,002	1,744	1,313	5,838
Operating leases(2)	1,499	264	416	314	505
Minimum pension funding(3)	1,070	391	679	—	—
Purchase obligations(4)	3,012	1,351	1,130	258	273
TOTAL CONTRACTUAL COMMITMENTS	47,456	13,064	10,017	7,055	17,320

(1)
As of June 30, 2011, the Company's Consolidated Balance Sheet reflects a liability for uncertain tax positions of $2.4 billion, including $555 million of interest and penalties. Due to the high degree of uncertainty regarding the timing of future cash outflows of liabilities for uncertain tax positions beyond one year, a reasonable estimate of the period of cash settlement beyond twelve months from the balance sheet date of June 30, 2011 cannot be made.

(2)	Operating lease obligations are shown net of guaranteed sublease income.

(3)	Represents future pension payments to comply with local funding requirements. The projected payments beyond fiscal year 2014 are not currently determinable.

(4)
Primarily reflects future contractual payments under various take-or-pay arrangements entered into as part of the normal course of business. Commitments made under take-or-pay obligations represent future purchases in line with expected usage to obtain favorable pricing. Approximately 26% relates to service contracts for information technology, human resources management and facilities management activities that have been outsourced. While the amounts listed represent contractual obligations, we do not believe it is likely that the full contractual amount would be paid if the underlying contracts were canceled prior to maturity. In such cases, we generally are able to negotiate new contracts or cancellation penalties, resulting in a reduced payment. The amounts do not include obligations related to other contractual purchase obligations that are not take-or-pay arrangements. Such contractual purchase obligations are primarily purchase orders at fair value that are part of normal operations and are reflected in historical operating cash flow trends. We do not believe such purchase obligations will adversely affect our liquidity position.

48 The Procter & Gamble Company	Management's Discussion and Analysis

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
Income Taxes
Our annual tax rate is determined based on our income, statutory tax rates and the tax impacts of items treated differently for tax purposes than for financial reporting purposes. Tax law requires certain items be included in the tax return at different times than the items are reflected in the financial statements. Some of these differences are permanent, such as expenses that are not deductible in our tax return, and some differences are temporary, reversing over time, such as depreciation expense. These temporary differences create deferred tax assets and liabilities.
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
Inherent in determining our annual tax rate are judgments regarding business plans, planning opportunities and expectations about future outcomes. Realization of certain deferred tax assets is dependent upon generating sufficient taxable income in the appropriate jurisdiction prior to the expiration of the carryforward periods. Although realization is not assured, management believes it is more likely than not that our deferred tax assets, net of valuation allowances, will be realized.
We operate in multiple jurisdictions with complex tax policy and regulatory environments. In certain of these jurisdictions, we may take tax positions that management believes are supportable, but are potentially subject to successful challenge by the applicable taxing authority. These interpretational differences with the respective governmental taxing authorities can be impacted by the local economic and fiscal environment. We evaluate our tax positions and establish liabilities in accordance with the applicable accounting guidance on uncertainty in income taxes. We review these tax uncertainties in light of changing facts and circumstances, such as the progress of tax audits, and adjust them accordingly. We have a number of audits in process in various jurisdictions. Although the resolution of these tax positions is uncertain, based on currently available information, we believe that the ultimate outcomes will not have a material adverse effect on our financial position, results of operations or cash flows.
Because there are a number of estimates and assumptions inherent in calculating the various components of our tax provision, certain changes or future events such as changes in tax legislation, geographic mix of earnings, completion of tax audits or earnings repatriation plans could have an impact on those estimates and our effective tax rate.
Employee Benefits
We sponsor various post-employment benefits throughout the world. These include pension plans, both defined contribution plans and defined benefit plans, and other post-employment benefit (OPEB) plans, consisting primarily of health care and life insurance for retirees. For accounting purposes, the defined benefit pension and OPEB plans require assumptions to estimate the projected and accumulated benefit obligations, including the following variables: discount rate; expected salary increases; certain employee-related factors, such as turnover, retirement age and mortality; expected return on assets and health care cost trend rates. These and other assumptions affect the annual expense and obligations recognized for the underlying plans. Our assumptions reflect our historical experiences and management's best judgment regarding future expectations. As permitted by U.S. GAAP, the net amount by which actual results differ from our assumptions is deferred. If this net deferred amount exceeds 10% of the greater of plan assets or liabilities, a portion of the deferred amount is included in expense for the following year. The cost or benefit of plan changes, such as increasing or decreasing benefits for prior employee service (prior service cost), is deferred and included in expense on a straight-line basis over the average remaining service period of the employees expected to receive benefits.
The expected return on plan assets assumption impacts our defined benefit expense, since many of our defined benefit pension plans and our primary OPEB plan are funded. The process for setting the expected rates of return is described in Note 8 to the Consolidated Financial Statements. For 2011, the average return on assets assumptions for pension plan assets and OPEB assets were 7.0% and 9.2%, respectively. A change in the rate of return of 50 basis points for both pension and OPEB assets would impact annual after-tax benefit expense by less than $50 million.
Since pension and OPEB liabilities are measured on a discounted basis, the discount rate impacts our plan obligations and expenses. Discount rates used for our U.S. defined benefit pension and OPEB plans are based on a yield curve constructed from a portfolio of high quality bonds for which the timing and amount of cash outflows approximate the estimated payouts of the plan. For our international plans, the discount rates are set by benchmarking against investment grade corporate bonds rated AA or better. The average discount rate on the defined benefit pension plans of 5.3% represents a weighted average of local rates in countries where such plans exist. A 50 basis point change in the discount rate would impact annual after-tax defined benefit pension

Management's Discussion and Analysis	The Procter & Gamble Company 49
expense by less than $60 million. The average discount rate on the OPEB plan of 5.7% reflects the higher interest rates generally applicable in the U.S., which is where a majority of the plan participants receive benefits. A 50 basis point change in the discount rate would impact annual after-tax OPEB expense by less than $35 million.
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
We typically use an income method to estimate the fair value of intangible assets, which is based on forecasts of the expected future cash flows attributable to the respective assets. Significant estimates and assumptions inherent in the valuations reflect a consideration of other marketplace participants, and include the amount and timing of future cash flows (including expected growth rates and profitability), the underlying product or technology life cycles, economic barriers to entry, a brand's relative market position and the discount rate applied to the cash flows. Unanticipated market or macroeconomic events and circumstances may occur, which could affect the accuracy or validity of the estimates and assumptions.
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

The costs of determinable-lived intangibles are amortized to expense over their estimated life. The value of indefinite-lived intangible assets and residual goodwill is not amortized, but is tested at least annually for impairment. Our impairment testing for goodwill is performed separately from our impairment testing of indefinite-lived intangibles. We test goodwill for impairment by reviewing the book value compared to the fair value at the reportable unit level. We test individual indefinite-lived intangibles by reviewing the individual book values compared to the fair value. We determine the fair value of our reporting units and indefinite-lived intangible assets based on the income approach. Under the income approach, we calculate the fair value of our reporting units and indefinite-lived intangible assets based on the present value of estimated future cash flows. Considerable management judgment is necessary to evaluate the impact of operating and macroeconomic changes and to estimate future cash flows to measure fair value. Assumptions used in our impairment evaluations, such as forecasted growth rates and cost of capital, are consistent with internal projections and operating plans. We believe such assumptions and estimates are also comparable to those that would be used by other marketplace participants. When certain events or changes in operating conditions occur, indefinite-lived intangible assets may be reclassified to a determinable life asset and an additional impairment assessment may be performed. We did not recognize any material impairment charges for goodwill or intangible assets during the years presented.
Our annual impairment testing for both goodwill and indefinite-lived intangible assets indicated that all reporting unit and indefinite-lived intangible asset fair values exceeded their respective recorded values. However, future changes in the judgments, assumptions and estimates that are used in our impairment testing for goodwill and indefinite-lived intangible assets, including discount and tax rates or future cash flow projections, could result in significantly different estimates of the fair values. A significant reduction in the estimated fair values could result in impairment charges that could materially affect the financial statements in any given year. The recorded value of goodwill and intangible assets from recently acquired businesses are derived from more recent business operating plans and macroeconomic environmental conditions and therefore are more susceptible to an adverse change that could require an impairment charge.
For example, the Gillette intangible and goodwill amounts represent values as of a relatively more recent acquisition date, and as such, the amounts are more susceptible to an impairment risk if business operating results or macroeconomic conditions deteriorate. Gillette indefinite-lived intangible assets represent approximately 88% of the $27.8 billion of indefinite-lived intangible assets at June 30, 2011. Goodwill allocated to stand-alone reporting units consisting primarily of businesses purchased as part of the Gillette acquisition represents 42% of the $57.6 billion of goodwill at June 30, 2011. This includes the Male Grooming and Appliance businesses, which are components of the Grooming segment, and the Batteries business, which is part of the Fabric Care and Home Care segment.
With the exception of our Appliances and Salon Professional businesses, all of our other reporting units have fair values that significantly exceed recorded values. As noted above, the Appliances business was acquired as part of the Gillette acquisition and is a stand-alone goodwill reporting unit. The Salon Professional business, which consists primarily of operations acquired in the Wella acquisition, became a new stand-alone goodwill reporting unit as of July 1, 2009, coinciding

50 The Procter & Gamble Company	Management's Discussion and Analysis

with the organization change to the structure of the Beauty GBU. These businesses represent some of our more discretionary consumer spending categories. The Appliances business has goodwill of $1.6 billion, while the Salon Professional business has goodwill of $885 million. The estimated fair values of our Appliances and Salon Professional businesses exceed their carrying values by approximately 10% and 30%, respectively. Because purchases in these categories are more discretionary in nature, their operations and underlying fair values were disproportionately impacted by the economic downturn that began in fiscal 2009, which led to a reduction in home and personal grooming appliance purchases and in visits to hair salons. Our valuation of the Appliances and Salon Professional businesses has them returning to sales and earnings growth rates consistent with our long-term business plans. Failure to achieve these business plans or a further deterioration of the macroeconomic conditions could result in a valuation that would trigger an impairment of the goodwill and intangible assets of these businesses.
New Accounting Pronouncements
There were no new accounting pronouncements issued or effective during the fiscal year which have had or are expected to have a material impact on the Consolidated Financial Statements. For a discussion of new accounting pronouncements, see Note 1 to our Consolidated Financial Statements.

OTHER INFORMATION
Hedging and Derivative Financial Instruments
As a multinational company with diverse product offerings, we are exposed to market risks, such as changes in interest rates, currency exchange rates and commodity prices. We evaluate exposures on a centralized basis to take advantage of natural exposure correlation and netting. Except within financing operations, we leverage the Company's broadly diversified portfolio of exposures as a natural hedge and prioritize operational hedging activities over financial market instruments. To the extent we choose to further manage volatility associated with the net exposures, we enter into various financial transactions which we account for using the applicable accounting guidance for derivative instruments and hedging activities. These financial transactions are governed by our policies covering acceptable counterparty exposure, instrument types and other hedging practices. Note 5 to the Consolidated Financial Statements includes a detailed discussion of our accounting policies for financial instruments.

Derivative positions can be monitored using techniques including market valuation, sensitivity analysis and value-at-risk modeling. The tests for interest rate, currency rate and commodity derivative positions discussed below are based on the CorporateManager™ value-at-risk model using a one-year horizon and a 95% confidence level. The model incorporates the impact of correlation (the degree to which exposures move together over time) and diversification (from holding multiple currency, commodity and interest rate instruments) and assumes that financial returns are normally distributed. Estimates of volatility and correlations of market factors are drawn from the RiskMetrics™ dataset as of June 30, 2011. In cases where data is unavailable in RiskMetrics™, a reasonable proxy is included.
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
Based on our overall interest rate exposure as of and during the year ended June 30, 2011, including derivative and other instruments sensitive to interest rates, we believe a near-term change in interest rates, at a 95% confidence level based on historical interest rate movements, would not materially affect our financial statements.
Currency Rate Exposure on Financial Instruments. Because we manufacture and sell products and finance operations in a number of countries throughout the world, we are exposed to the impact on revenue and expenses of movements in currency exchange rates. The primary purpose of our currency hedging activities is to manage the volatility associated with short-term changes in exchange rates. Corporate policy prescribes the range of allowable hedging activity. We primarily use forward contracts with maturities of less than 18 months. In addition, we enter into certain currency swaps with maturities of up to five years to hedge our exposure to exchange rate movements on intercompany financing transactions.
Based on our overall currency rate exposure as of and during the year ended June 30, 2011, we believe, at a 95% confidence level based on historical currency rate movements, the impact of a near-term change in currency rates on derivative and other instruments would not materially affect our financial statements.
Commodity Price Exposure on Financial Instruments. We use raw materials that are subject to price volatility caused by weather, supply conditions, political and economic variables and other unpredictable factors. In addition to fixed price contracts, we may use futures, options and swap contracts to manage the volatility related to the above exposures.
Based on our overall commodity price exposure as of and during the year ended June 30, 2011, we believe, at a 95% confidence level based on historical commodity price movements, the impact of a near-term change in commodity prices on derivative and other instruments would not materially affect our financial statements.

Management's Discussion and Analysis	The Procter & Gamble Company 51
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
Organic Sales Growth. Organic sales growth is a non-GAAP measure of sales growth excluding the impacts of acquisitions, divestitures and foreign exchange from year-over-year comparisons. We believe this provides investors with a more complete understanding of underlying sales trends by providing sales growth on a consistent basis. Organic sales is also one of the measures used to evaluate senior management and is a factor in determining their at-risk compensation.
The following tables provide a numerical reconciliation of organic sales growth to reported net sales growth:

Year ended June 30, 2011	Net Sales Growth	Foreign Exchange Impact	Acquisition/ Divestiture Impact*	Organic Sales Growth
Beauty	3%	-1%	1%	3%
Grooming	5%	0%	0%	5%
Health Care	5%	0%	0%	5%
Snacks and Pet Care	1%	-1%	-5%	-5%
Fabric Care and Home Care	4%	1%	-2%	3%
Baby Care and Family Care	6%	1%	0%	7%
TOTAL P&G	5%	0%	-1%	4%

Year ended June 30, 2010	Net Sales Growth	Foreign Exchange Impact	Acquisition/ Divestiture Impact*	Organic Sales Growth
Beauty	3%	0%	0%	3%
Grooming	3%	0%	0%	3%
Health Care	2%	0%	0%	2%
Snacks and Pet Care	1%	-1%	0%	0%
Fabric Care and Home Care	3%	1%	0%	4%
Baby Care and Family Care	4%	1%	0%	5%
TOTAL P&G	3%	1%	-1%	3%
 * Acquisition/Divestiture Impact includes rounding impacts necessary to reconcile net sales to organic sales.

Core EPS. This is a measure of the Company's diluted net earnings per share from continuing operations excluding certain items that are not judged to be part of the Company's sustainable results or trends. This includes a significant benefit in 2011 from the settlement of U.S. tax litigation primarily related to the valuation of technology donations, charges in both 2011 and 2010 related to pending European legal matters, a 2010 charge related to a tax provision for retiree healthcare subsidy payments in the U.S. healthcare reform legislation, and incremental restructuring charges in 2009 to offset dilution caused by the Folgers divestiture. We do not view these items to be part of our sustainable results. We believe the Core EPS measure provides an important perspective of underlying business trends and results and provides a more comparable measure of year-on-year earnings per share growth. Core EPS is also one of the measures used to evaluate senior management and is a factor in determining their at-risk compensation. The table below provides a reconciliation of reported diluted net earnings per share from continuing operations to Core EPS:

Years ended June 30	2011	2010	2009
Diluted Net Earnings Per Share - Continuing Operations	$3.93	$3.53	$3.39
Settlement from U.S. Tax Litigation	(0.08)	—	—
Charges for Pending European Legal Matters	0.10	0.09	—
Charge for Taxation of Retiree Healthcare Subsidy	—	0.05	—
Incremental Folgers-related Restructuring Charges	—	—	0.09
Rounding Impacts	—	—	(0.01)
CORE EPS	3.95	3.67	3.47
Core EPS Growth	8%	6%
Note - All reconciling items are presented net of tax. Tax effects are calculated consistent with the nature of the underlying transaction. The significant adjustment to an income tax reserve was tax expense. There was no tax impact on EPS due to the charges for pending European legal matters.
Free Cash Flow. Free cash flow is defined as operating cash flow less capital spending. We view free cash flow as an important measure because it is one factor in determining the amount of cash available for dividends and discretionary investment. Free cash flow is also one of the measures used to evaluate senior management and is a factor in determining their at-risk compensation.
Free Cash Flow Productivity. Free cash flow productivity is defined as the ratio of free cash flow to net earnings. Free cash flow productivity is also one of the measures used to evaluate senior management and is a factor in determining their at-risk compensation.
The following table provides a numerical reconciliation of free cash flow and free cash flow productivity:

($ millions)	Operating Cash Flow	Capital Spending	Free Cash Flow	Net Earnings	Free Cash Flow Productivity
2011	$13,231	$(3,306)	$9,925	$11,797	84%
2010	16,072	(3,067)	13,005	12,736	102%
2009	14,919	(3,238)	11,681	13,436	87%

52 The Procter & Gamble Company

Consolidated Statements of Earnings

Amounts in millions except per share amounts; Years ended June 30	2011	2010	2009
NET SALES	$82,559	$78,938	$76,694
Cost of products sold	40,768	37,919	38,690
Selling, general and administrative expense	25,973	24,998	22,630
OPERATING INCOME	15,818	16,021	15,374
Interest expense	831	946	1,358
Other non-operating income/(expense), net	202	(28)	397
EARNINGS FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	15,189	15,047	14,413
Income taxes on continuing operations	3,392	4,101	3,733
NET EARNINGS FROM CONTINUING OPERATIONS	11,797	10,946	10,680
NET EARNINGS FROM DISCONTINUED OPERATIONS	—	1,790	2,756
NET EARNINGS	$11,797	$12,736	$13,436

BASIC NET EARNINGS PER COMMON SHARE:
Earnings from continuing operations	$4.12	$3.70	$3.55
Earnings from discontinued operations	—	0.62	0.94
BASIC NET EARNINGS PER COMMON SHARE	4.12	4.32	4.49
DILUTED NET EARNINGS PER COMMON SHARE:
Earnings from continuing operations	3.93	3.53	3.39
Earnings from discontinued operations	—	0.58	0.87
DILUTED NET EARNINGS PER COMMON SHARE	3.93	4.11	4.26
DIVIDENDS PER COMMON SHARE	$1.97	$1.80	$1.64

See accompanying Notes to Consolidated Financial Statements.

The Procter & Gamble Company 53

Consolidated Balance Sheets

Amounts in millions; June 30
	2011	2010
Assets
CURRENT ASSETS
Cash and cash equivalents	$2,768	$2,879
Accounts receivable	6,275	5,335
INVENTORIES
Materials and supplies	2,153	1,692
Work in process	717	604
Finished goods	4,509	4,088
Total inventories	7,379	6,384
Deferred income taxes	1,140	990
Prepaid expenses and other current assets	4,408	3,194
TOTAL CURRENT ASSETS	21,970	18,782
PROPERTY, PLANT AND EQUIPMENT
Buildings	7,753	6,868
Machinery and equipment	32,820	29,294
Land	934	850
Total property, plant and equipment	41,507	37,012
Accumulated depreciation	(20,214)	(17,768)
NET PROPERTY, PLANT AND EQUIPMENT	21,293	19,244
GOODWILL AND OTHER INTANGIBLE ASSETS
Goodwill	57,562	54,012
Trademarks and other intangible assets, net	32,620	31,636
NET GOODWILL AND OTHER INTANGIBLE ASSETS	90,182	85,648
OTHER NONCURRENT ASSETS	4,909	4,498
TOTAL ASSETS	$138,354	$128,172

	2011	2010
Liabilities and Shareholders' Equity
CURRENT LIABILITIES
Accounts payable	$8,022	$7,251
Accrued and other liabilities	9,290	8,559
Debt due within one year	9,981	8,472
TOTAL CURRENT LIABILITIES	27,293	24,282
LONG-TERM DEBT	22,033	21,360
DEFERRED INCOME TAXES	11,070	10,902
OTHER NONCURRENT LIABILITIES	9,957	10,189
TOTAL LIABILITIES	70,353	66,733
SHAREHOLDERS' EQUITY
Convertible Class A preferred stock, stated value $1 per share (600 shares authorized)	1,234	1,277
Non-Voting Class B preferred stock, stated value $1 per share (200 shares authorized)	—	—
Common stock, stated value $1 per share (10,000 shares authorized; shares issued: 2011- 4,007.9, 2010 - 4,007.6)	4,008	4,008
Additional paid-in capital	62,405	61,697
Reserve for ESOP debt retirement	(1,357)	(1,350)
Accumulated other comprehensive income/(loss)	(2,054)	(7,822)
Treasury stock, at cost (shares held: 2011 - 1,242.2, 2010 - 1,164.1)	(67,278)	(61,309)
Retained earnings	70,682	64,614
Noncontrolling interest	361	324
TOTAL SHAREHOLDERS' EQUITY	68,001	61,439
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$138,354	$128,172

See accompanying Notes to Consolidated Financial Statements.

54 The Procter & Gamble Company

Consolidated Statements of Shareholders' Equity

Dollars in millions/Shares in thousands	Common Shares Outstanding	Common Stock	Preferred Stock	Additional Paid-In Capital	Reserve for ESOP Debt Retirement	Accumulated Other Comprehensive Income/ (loss)	Non- controlling Interest	Treasury Stock	Retained Earnings	Total
BALANCE JUNE 30, 2008	3,032,717	$4,002	$1,366	$60,307	$(1,325)	$3,746	$290	$(47,588)	$48,986	$69,784
Net earnings									13,436	13,436
Other comprehensive income:
Financial statement translation						(6,151)				(6,151)
Hedges and investment securities, net of $452 tax						748				748
Defined benefit retirement plans, net of $879 tax						(1,701)				(1,701)
Total comprehensive income										$6,332
Cumulative impact for adoption of new accounting guidance(1)									(84)	(84)
Dividends to shareholders:
Common									(4,852)	(4,852)
Preferred, net of tax benefits									(192)	(192)
Treasury purchases	(98,862)							(6,370)		(6,370)
Employee plan issuances	16,841	5		804				428		1,237
Preferred stock conversions	4,992		(42)	7				35		—
Shares tendered for Folgers coffee subsidiary	(38,653)							(2,466)		(2,466)
ESOP debt impacts					(15)				15	—
Noncontrolling interest							(7)			(7)
BALANCE JUNE 30, 2009	2,917,035	4,007	1,324	61,118	(1,340)	(3,358)	283	(55,961)	57,309	63,382
Net earnings									12,736	12,736
Other comprehensive income:
Financial statement translation						(4,194)				(4,194)
Hedges and investment securities, net of $520 tax						867				867
Defined benefit retirement plans, net of $465 tax						(1,137)				(1,137)
Total comprehensive income										$8,272
Dividends to shareholders:
Common									(5,239)	(5,239)
Preferred, net of tax benefits									(219)	(219)
Treasury purchases	(96,759)							(6,004)		(6,004)
Employee plan issuances	17,616	1		574				616		1,191
Preferred stock conversions	5,579		(47)	7				40		—
ESOP debt impacts					(10)				27	17
Noncontrolling interest				(2)			41			39
BALANCE JUNE 30, 2010	2,843,471	4,008	1,277	61,697	(1,350)	(7,822)	324	(61,309)	64,614	61,439
Net earnings									11,797	11,797
Other comprehensive income:
Financial statement translation						6,493				6,493
Hedges and investment securities, net of $711 tax						(1,178)				(1,178)
Defined benefit retirement plans, net of $302 tax						453				453
Total comprehensive income										$17,565
Dividends to shareholders:
Common									(5,534)	(5,534)
Preferred, net of tax benefits									(233)	(233)
Treasury purchases	(112,729)							(7,039)		(7,039)
Employee plan issuances	29,729	—		702				1,033		1,735
Preferred stock conversions	5,266		(43)	6				37		—
ESOP debt impacts					(7)				38	31
Noncontrolling interest				—			37			37
BALANCE JUNE 30, 2011	2,765,737	$4,008	$1,234	$62,405	$(1,357)	$(2,054)	$361	$(67,278)	$70,682	$68,001

(1)	Cumulative impact of adopting new accounting guidance relates to split-dollar life insurance arrangements.

See accompanying Notes to Consolidated Financial Statements.

The Procter & Gamble Company 55
Consolidated Statements of Cash Flows

Amounts in millions; Years ended June 30	2011	2010	2009
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	$2,879	$4,781	$3,313
OPERATING ACTIVITIES
Net earnings	11,797	12,736	13,436
Depreciation and amortization	2,838	3,108	3,082
Share-based compensation expense	414	453	516
Deferred income taxes	128	36	596
Gain on sale of businesses	(203)	(2,670)	(2,377)
Change in accounts receivable	(426)	(14)	415
Change in inventories	(501)	86	721
Change in accounts payable, accrued and other liabilities	358	2,446	(742)
Change in other operating assets and liabilities	(1,190)	(305)	(758)
Other	16	196	30
TOTAL OPERATING ACTIVITIES	13,231	16,072	14,919
INVESTING ACTIVITIES
Capital expenditures	(3,306)	(3,067)	(3,238)
Proceeds from asset sales	225	3,068	1,087
Acquisitions, net of cash acquired	(474)	(425)	(368)
Change in investments	73	(173)	166
TOTAL INVESTING ACTIVITIES	(3,482)	(597)	(2,353)
FINANCING ACTIVITIES
Dividends to shareholders	(5,767)	(5,458)	(5,044)
Change in short-term debt	151	(1,798)	(2,420)
Additions to long-term debt	1,536	3,830	4,926
Reductions of long-term debt	(206)	(8,546)	(2,587)
Treasury stock purchases	(7,039)	(6,004)	(6,370)
Impact of stock options and other	1,302	721	681
TOTAL FINANCING ACTIVITIES	(10,023)	(17,255)	(10,814)
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	163	(122)	(284)
CHANGE IN CASH AND CASH EQUIVALENTS	(111)	(1,902)	1,468
CASH AND CASH EQUIVALENTS, END OF YEAR	$2,768	$2,879	$4,781

SUPPLEMENTAL DISCLOSURE
Cash payments for:
Interest	$806	$1,184	$1,226
Income taxes	2,992	4,175	3,248
Assets acquired through non-cash capital leases	13	20	8
Divestiture of coffee business in exchange for shares of P&G stock	—	—	2,466

See accompanying Notes to Consolidated Financial Statements.

56 The Procter & Gamble Company

Notes to Consolidated Financial Statements
NOTE 1
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Nature of Operations
The Procter & Gamble Company's (the "Company," "we" or "us") business is focused on providing branded consumer packaged goods of superior quality and value. Our products are sold in more than 180 countries primarily through retail operations including mass merchandisers, grocery stores, membership club stores, drug stores, department stores, salons and high-frequency stores. We have on-the-ground operations in approximately 80 countries.
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
Selling, General and Administrative Expense
Selling, general and administrative expense (SG&A) is primarily comprised of marketing expenses, selling expenses, research and development costs, administrative and other indirect overhead costs, depreciation and amortization expense on non-manufacturing assets and other miscellaneous operating items. Research and development costs are charged to expense as incurred and were $2,001 in 2011, $1,950 in 2010 and $1,864 in 2009. Advertising costs, charged to expense as incurred, include worldwide television, print, radio, internet and in-store advertising expenses and were $9,315 in 2011, $8,576 in 2010 and $7,519 in 2009. Non-advertising related components of the Company's total marketing spending include costs associated with consumer promotions, product sampling and sales aids, all of which are included in SG&A, as well as coupons and customer trade funds, which are recorded as reductions to net sales.
Other Non-Operating Income/(Expense), Net
Other non-operating income/(expense), net, primarily includes net divestiture gains, interest and investment income and the provision for income attributable to noncontrolling interests.
Currency Translation
Financial statements of operating subsidiaries outside the United States of America (U.S.) generally are measured using the local currency as the functional currency. Adjustments to translate those statements into U.S. dollars are recorded in other comprehensive income (OCI). Currency translation adjustments in accumulated OCI were a gain of $5,632 at June 30, 2011 and a loss of $861 at June 30, 2010. For subsidiaries operating in highly inflationary economies, the U.S. dollar is the functional currency. Remeasurement adjustments for financial statements in highly inflationary economies and other transactional exchange gains and losses are reflected in earnings.

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
Investments
Investment securities consist of readily marketable debt and equity securities. Unrealized gains or losses are charged to earnings for investments classified as trading. Unrealized gains or losses on securities classified as available-for-sale are generally recorded in shareholders' equity. If an available-for-sale security is other than temporarily impaired, the loss is charged to either earnings or shareholders' equity depending on our intent and ability to retain the security until we recover the full cost basis and the extent of the loss attributable to the creditworthiness of the issuer. Investments in certain companies over which we exert significant influence, but do not control the financial and operating decisions, are accounted for as equity method investments. Other investments that are not controlled, and over which we do not have the ability to exercise significant influence, are accounted for under the cost method. Both equity and cost method investments are included as other noncurrent assets in the Consolidated Balance Sheets.
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
DISCLOSURES ABOUT DERIVATIVE INSTRUMENTS
AND HEDGING ACTIVITIES
On January 1, 2009, we adopted new accounting guidance on disclosures about derivative instruments and hedging activities. The new guidance impacted disclosures only and requires additional qualitative and quantitative information on the use of derivatives and their impact on an entity's financial position, results of operations and cash flows. Refer to Note 5 for additional information regarding our risk management activities, including derivative instruments and hedging activities.
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
NONCONTROLLING INTERESTS IN
CONSOLIDATED FINANCIAL STATEMENTS
On July 1, 2009, we adopted new accounting guidance on noncontrolling interests in consolidated financial statements. The new accounting guidance requires that a noncontrolling interest in the equity of a subsidiary be accounted for and reported as equity, provides revised guidance on the treatment of net income and losses attributable to the noncontrolling interest and changes in ownership interests in a subsidiary and requires additional disclosures that identify and distinguish between the interests of the controlling and noncontrolling owners. The Company's retrospective adoption of the new guidance on July 1, 2009, did not have a material effect on our financial position, results of operations or cash flows. Net expense for income attributable to the noncontrolling interests totaling $130 in 2011, $110 in 2010 and $86 in 2009 is not presented separately in the Consolidated Statements of Earnings due to immateriality, but is reflected within other non-operating income/(expense), net. After deduction of the net expense for income attributable to noncontrolling interests, net earnings represents net income attributable to the Company's common shareholders.

NOTE 2
GOODWILL AND INTANGIBLE ASSETS
The change in the net carrying amount of goodwill by reportable segment was as follows:

	Beauty	Grooming	Health Care	Snacks and Pet Care	Fabric Care and Home Care	Baby Care and Family Care	Corporate	Total Company
GOODWILL at JUNE 30, 2009	$18,668	$21,391	$8,404	$2,055	$4,408	$1,586	$—	$56,512
Acquisitions and divestitures	18	(35)	(249)	154	(6)	(1)	298	179
Translation and other	(1,111)	(972)	(296)	(6)	(154)	(140)	—	(2,679)
GOODWILL at JUNE 30, 2010	17,575	20,384	7,859	2,203	4,248	1,445	298	54,012
Acquisitions and divestitures	(8)	(6)	(7)	15	100	(1)	11	104
Translation and other	1,501	1,243	327	25	241	109	—	3,446
GOODWILL at JUNE 30, 2011	19,068	21,621	8,179	2,243	4,589	1,553	309	57,562
The increase in goodwill during fiscal 2011 was primarily due to currency translation across all reportable segments and the acquisition of Ambi Pur in our Fabric Care and Home Care reportable segment. The decrease in goodwill during fiscal 2010 was primarily due to currency translation across all reportable segments and the divestiture of the global pharmaceuticals business partially offset by the acquisitions of MDVIP, a physicians' network focused on preventative medicine, and Natura, a leading producer and distributor of branded premium natural pet foods.

Amounts in millions of dollars except per share amounts or as otherwise specified.

Notes to Consolidated Financial Statements	The Procter & Gamble Company 59
Identifiable intangible assets were comprised of:

	2011		2010
June 30	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
INTANGIBLE ASSETS WITH DETERMINABLE LIVES
Brands	$3,392	$1,553	$3,284	$1,318
Patents and technology	3,195	1,840	3,140	1,575
Customer relationships	2,121	602	1,947	460
Other	335	217	304	205
TOTAL	9,043	4,212	8,675	3,558

BRANDS WITH INDEFINITE LIVES	27,789	—	26,519	—
TOTAL	36,832	4,212	35,194	3,558
The amortization of intangible assets was as follows:

Years ended June 30	2011	2010	2009
Intangible asset amortization	$546	$601	$648
Estimated amortization expense over the next five years is as follows:

Years ended June 30	2012	2013	2014	2015	2016
Estimated amortization expense	$499	$454	$393	$354	$324
Such estimates do not reflect the impact of future foreign exchange rate changes.
NOTE 3
SUPPLEMENTAL FINANCIAL INFORMATION
Selected components of current and noncurrent liabilities were as follows:

June 30	2011	2010
ACCRUED AND OTHER LIABILITIES - CURRENT
Marketing and promotion	$3,058	$2,857
Compensation expenses	1,874	1,822
Taxes payable	786	622
Legal and environmental	885	500
Other	2,687	2,758
TOTAL	9,290	8,559

OTHER NONCURRENT LIABILITIES
Pension benefits	$4,388	$4,701
Other postretirement benefits	1,887	1,915
Uncertain tax positions	2,326	2,381
Other	1,356	1,192
TOTAL	9,957	10,189

NOTE 4
SHORT-TERM AND LONG-TERM DEBT

June 30	2011	2010
DEBT DUE WITHIN ONE YEAR
Current portion of long-term debt	$2,994	$564
Commercial paper	6,950	7,838
Other	37	70
TOTAL	9,981	8,472

Short-term weighted average interest rates(1)	0.9%	0.4%

(1)	Weighted average short-term interest rates include the effects of interest rate swaps discussed in Note 5.

June 30	2011	2010
LONG-TERM DEBT
1.35% USD note due August 2011	$1,000	$1,000
4.88% EUR note due October 2011	1,451	1,221
1.38% USD note due August 2012	1,250	1,250
Floating rate note due November 2012	500	—
3.38% EUR note due December 2012	2,031	1,710
4.50% EUR note due May 2014	2,176	1,832
4.95% USD note due August 2014	900	900
3.50% USD note due February 2015	750	750
0.95% JPY note due May 2015	1,243	1,129
3.15% USD note due September 2015	500	500
1.80% USD note due November 2015	1,000	—
4.85% USD note due December 2015	700	700
5.13% EUR note due October 2017	1,596	1,344
4.70% USD note due February 2019	1,250	1,250
4.13% EUR note due December 2020	871	733
9.36% ESOP debentures due 2011-2021(1)	808	854
4.88% EUR note due May 2027	1,451	1,221
6.25% GBP note due January 2030	805	753
5.50% USD note due February 2034	500	500
5.80% USD note due August 2034	600	600
5.55% USD note due March 2037	1,400	1,400
Capital lease obligations	407	401
All other long-term debt	1,838	1,876
Current portion of long-term debt	(2,994)	(564)
TOTAL	22,033	21,360

Fair value of long-term debt	23,418	23,072
Long-term weighted average interest rates(2)	3.4%	3.6%

(1)	Debt issued by the ESOP is guaranteed by the Company and must be recorded as debt of the Company as discussed in Note 8.

(2)	Weighted average long-term interest rates include the effects of interest rate swaps and net investment hedges discussed in Note 5.
Long-term debt maturities during the next five years are as follows:

June 30	2012	2013	2014	2015	2016
Debt maturities	$2,994	$3,839	$2,229	$3,021	$2,300
The Procter & Gamble Company fully and unconditionally guarantees the registered debt and securities issued by its 100% owned finance subsidiaries.

Amounts in millions of dollars except per share amounts or as otherwise specified.

60 The Procter & Gamble Company	Notes to Consolidated Financial Statements
NOTE 5
RISK MANAGEMENT ACTIVITIES AND FAIR VALUE MEASUREMENTS
As a multinational company with diverse product offerings, we are exposed to market risks, such as changes in interest rates, currency exchange rates and commodity prices. We evaluate exposures on a centralized basis to take advantage of natural exposure correlation and netting. To the extent we choose to manage volatility associated with the net exposures, we enter into various financial transactions which we account for using the applicable accounting guidance for derivative instruments and hedging activities. These financial transactions are governed by our policies covering acceptable counterparty exposure, instrument types and other hedging practices.
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
Credit Risk Management
We have counterparty credit guidelines and generally enter into transactions with investment grade financial institutions. Counterparty exposures are monitored daily and downgrades in counterparty credit ratings are reviewed on a timely basis. Credit risk arising from the inability of a counterparty to meet the terms of our financial instrument contracts generally is limited to the amounts, if any, by which the counterparty's obligations to us exceed our obligations to the counterparty. We have not incurred, and do not expect to incur, material credit losses on our risk management or other financial instruments.
Certain of the Company's financial instruments used in hedging transactions are governed by industry standard netting agreements with counterparties. If the Company's credit rating were to fall below the levels stipulated in the agreements, the counterparties could demand either collateralization or termination of the arrangement. The aggregate fair value of the instruments covered by these contractual features that are in a net liability position as of June 30, 2011, was $143. The Company has never been required to post collateral as a result of these contractual features.

Interest Rate Risk Management
Our policy is to manage interest cost using a mixture of fixed-rate and variable-rate debt. To manage this risk in a cost-efficient manner, we enter into interest rate swaps whereby we agree to exchange with the counterparty, at specified intervals, the difference between fixed and variable interest amounts calculated by reference to a notional amount.
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
To manage this exchange rate risk, we have historically utilized a combination of forward contracts, options and currency swaps. As of June 30, 2011, we had currency swaps with maturities up to five years, which are intended to offset the effect of exchange rate fluctuations on intercompany loans denominated in foreign currencies. These swaps are accounted for as cash flow hedges. The effective portion of the changes in fair value of these instruments is reported in OCI and reclassified into earnings in the same financial statement line item and in the same period or periods during which the related hedged transactions affect earnings. The ineffective portion, which is not material for any year presented, is immediately recognized in earnings.
The change in value of certain non-qualifying instruments used to manage foreign exchange exposure of intercompany financing transactions and certain balance sheet items subject to revaluation is immediately recognized in earnings, substantially offsetting the foreign currency mark-to-market impact of the related exposure.
Net Investment Hedging
We hedge certain net investment positions in foreign subsidiaries. To accomplish this, we either borrow directly in foreign currencies and designate all or a portion of foreign currency debt as a hedge of the applicable net investment position or enter into foreign currency swaps that are designated as hedges of our related foreign net investments. Changes in the fair value of these instruments are immediately recognized in OCI to offset the change in the value of the net investment being hedged. Currency effects of these hedges reflected in OCI were an after-tax loss of $1,176 and an after-tax gain of $789 in 2011 and 2010, respectively. Accumulated net balances were after-tax losses of $4,446 and $3,270 as of June 30, 2011 and 2010, respectively.

Amounts in millions of dollars except per share amounts or as otherwise specified.

Notes to Consolidated Financial Statements	The Procter & Gamble Company 61
Commodity Risk Management
Certain raw materials used in our products or production processes are subject to price volatility caused by weather, supply conditions, political and economic variables and other unpredictable factors. To manage the volatility related to anticipated purchases of certain of these materials, we may, on a limited basis, use futures and options with maturities generally less than one year and swap contracts with maturities up to five years. These market instruments generally are designated as cash flow hedges. The effective portion of the changes in fair value for these instruments is reported in OCI and reclassified into earnings in the same financial statement line item and in the same period or periods during which the hedged transactions affect earnings. The ineffective and non-qualifying portions, which are not material for any year presented, are immediately recognized in earnings.
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
Level 3:    Unobservable inputs reflecting the reporting entity's own assumptions or external inputs from inactive markets.
When applying fair value principles in the valuation of assets and liabilities, we are required to maximize the use of quoted market prices and minimize the use of unobservable inputs. We calculate the fair value of our Level 1 and Level 2 instruments based on the exchange traded price of similar or identical instruments where available or based on other observable inputs. The fair value of our Level 3 instruments is calculated as the net present value of expected cash flows based on externally provided or obtained inputs. Certain Level 3 assets may also be based on sales prices of similar assets. Our fair value calculations take into consideration the credit risk of both the Company and our counterparties. The Company has not changed its valuation techniques used in measuring the fair value of any financial assets and liabilities during the year.

The following table sets forth the Company's financial assets and liabilities as of June 30, 2011 and 2010 that were measured at fair value on a recurring basis during the period, segregated by level within the fair value hierarchy:

	Level 1		Level 2		Level 3		Total
June 30	2011	2010	2011	2010	2011	2010	2011	2010
ASSETS AT FAIR VALUE:
Investment securities	$16	$12	$—	$—	$23	$45	$39	$57
Derivatives relating to:
Foreign currency hedges	—	—	1	—	—	—	1	—
Other foreign currency instruments(1)	—	—	182	81	—	—	182	81
Interest rates	—	—	163	191	—	—	163	191
Net investment hedges	—	—	—	14	—	—	—	14
Commodities	—	—	4	10	—	—	4	10
TOTAL ASSETS AT FAIR VALUE(2)	16	12	350	296	23	45	389	353

LIABILITIES AT FAIR VALUE:
Derivatives relating to:
Foreign currency hedges	—	—	119	177	—	—	119	177
Other foreign currency instruments(1)	—	—	43	175	—	—	43	175
Net investment hedges	—	—	138	23	—	—	138	23
Commodities	—	—	1	—	—	—	1	—
TOTAL LIABILITIES AT FAIR VALUE(3)	—	—	301	375	—	—	301	375

(1)	Other foreign currency instruments are comprised of foreign currency financial instruments that do not qualify as hedges.

(2)	Investment securities are presented in other noncurrent assets and all derivative assets are presented in prepaid expenses and other current assets or other noncurrent assets.

(3)	All liabilities are presented in accrued and other liabilities or other noncurrent liabilities.

Amounts in millions of dollars except per share amounts or as otherwise specified.

62 The Procter & Gamble Company	Notes to Consolidated Financial Statements

The Company recognizes transfers between levels within the fair value hierarchy, if any, at the end of each quarter. There was no significant activity within the Level 3 financial assets and liabilities during the years presented. There were no significant assets or liabilities that were re-measured at fair value on a non-recurring basis during the years ended June 30, 2011 and 2010.

Disclosures about Derivative Instruments
The notional amounts and fair values of qualifying and non-qualifying financial instruments used in hedging transactions as of June 30, 2011 and 2010 are as follows:

	Notional Amount		Fair Value Asset/(Liability)
June 30	2011	2010	2011	2010
DERIVATIVES IN CASH FLOW HEDGING RELATIONSHIPS
Interest rate contracts	$—	$—	$—	$—
Foreign currency contracts	831	690	(118)	(177)
Commodity contracts	16	43	4	10
TOTAL	847	733	(114)	(167)

DERIVATIVES IN FAIR VALUE HEDGING RELATIONSHIPS
Interest rate contracts	10,308	7,942	163	191

DERIVATIVES IN NET INVESTMENT HEDGING RELATIONSHIPS
Net investment hedges	1,540	1,586	(138)	(9)

DERIVATIVES NOT DESIGNATED AS HEDGING INSTRUMENTS
Foreign currency contracts	14,957	11,845	139	(94)
Commodity contracts	39	19	(1)	—
TOTAL	14,996	11,864	138	(94)
The total notional amount of contracts outstanding at the end of the period is indicative of the level of the Company's derivative activity during the period.

	Amount of Gain/(Loss) Recognized in Accumulated OCI on Derivatives (Effective Portion)
June 30	2011	2010
DERIVATIVES IN CASH FLOW HEDGING RELATIONSHIPS
Interest rate contracts	$15	$19
Foreign currency contracts	32	23
Commodity contracts	3	11
TOTAL	50	53

DERIVATIVES IN NET INVESTMENT HEDGING RELATIONSHIPS
Net investment hedges	(88)	(8)

The effective portion of gains and losses on derivative instruments that was recognized in other comprehensive income during the years ended June 30, 2011 and 2010 is not material. During the next 12 months, the amount of the June 30, 2011, accumulated OCI balance that will be reclassified to earnings is expected to be immaterial.
The amounts of gains and losses on qualifying and non-qualifying financial instruments used in hedging transactions for the years ended June 30, 2011 and 2010 are as follows:

	Amount of Gain/(Loss) Reclassified from Accumulated OCI into Income(1)
Years ended June 30	2011	2010
DERIVATIVES IN CASH FLOW HEDGING RELATIONSHIPS
Interest rate contracts	$7	$(8)
Foreign currency contracts	(77)	(48)
Commodity contracts	20	(76)
TOTAL	(50)	(132)

	Amount of Gain/(Loss) Recognized in Income
Years ended June 30	2011	2010
DERIVATIVES IN FAIR VALUE HEDGING RELATIONSHIPS(2)
Interest rate contracts	$(28)	$191
Debt	31	(196)
TOTAL	3	(5)

DERIVATIVES IN NET INVESTMENT HEDGING RELATIONSHIPS(2)
Net investment hedges	—	3

DERIVATIVES NOT DESIGNATED AS HEDGING INSTRUMENTS(3)
Foreign currency contracts(4)	1,359	(814)
Commodity contracts	3	1
TOTAL	1,362	(813)

(1)
The gain or loss on the effective portion of cash flow hedging relationships is reclassified from accumulated OCI into net income in the same period during which the related item affects earnings. Such amounts are included in the Consolidated Statements of Earnings as follows: interest rate contracts in interest expense, foreign currency contracts in selling, general and administrative and interest expense, and commodity contracts in cost of products sold.

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

(4)	The gain or loss on non-qualifying foreign currency contracts substantially offsets the foreign currency mark-to-market impact of the related exposure.

Amounts in millions of dollars except per share amounts or as otherwise specified.

Notes to Consolidated Financial Statements	The Procter & Gamble Company 63

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
Net earnings and common shares used to calculate basic and diluted net earnings per share were as follows:

Years ended June 30	2011	2010	2009
NET EARNINGS FROM CONTINUING OPERATIONS	$11,797	$10,946	$10,680
Preferred dividends, net of tax benefit	(233)	(219)	(192)
NET EARNINGS FROM CONTINUING OPERATIONS AVAILABLE TO COMMON SHAREHOLDERS	11,564	10,727	10,488
Preferred dividends, net of tax benefit	233	219	192
DILUTED NET EARNINGS FROM CONTINUING OPERATIONS	11,797	10,946	10,680
Net earnings from discontinued operations	—	1,790	2,756
NET EARNINGS	11,797	12,736	13,436

Shares in millions; Years ended June 30	2011	2010	2009
Basic weighted average common shares outstanding	2,804.0	2,900.8	2,952.2
Effect of dilutive securities
Conversion of preferred shares(1)	128.5	134.0	139.2
Exercise of stock options and other unvested equity awards(2)	69.4	64.5	62.7
DILUTED WEIGHTED AVERAGE COMMON SHARES OUTSTANDING	3,001.9	3,099.3	3,154.1

(1)	Despite being included currently in diluted net earnings per common share, the actual conversion to common stock occurs pursuant to the repayment of the ESOPs' obligations through 2035.

(2)
Approximately 93 million in 2011, 101 million in 2010 and 92 million in 2009 of the Company's outstanding stock options were not included in the diluted net earnings per share calculation because the options were out of the money or to do so would have been antidilutive (i.e., the total proceeds upon exercise would have exceeded the market value of the underlying common shares).

NOTE 7
STOCK-BASED COMPENSATION
We have stock-based compensation plans under which we annually grant stock option, restricted stock, restricted stock unit (RSU) and performance stock unit (PSU) awards to key managers and directors. Exercise prices on options granted have been, and continue to be, set equal to the market price of the underlying shares on the date of the grant. Since September 2002, the key manager stock option awards granted are vested after three years and have a 10-year life. The key manager stock option awards granted from July 1998 through August 2002 vested after three years and have a 15-year life. Key managers can elect to receive up to 50% of the value of their option award in RSUs. Key manager RSUs are vested and settled in shares of common stock five years from the grant date. The awards provided to the Company's directors are in the form of restricted stock and RSUs. In addition to our key manager and director grants, we make other minor stock option and RSU grants to employees for which the terms are not substantially different. In 2011, we implemented a performance stock program (PSP) and granted PSUs to senior level executives. Under this program, the number of PSUs that will vest three years after the respective grant date is based on the Company's performance relative to pre-established performance goals during that three year period.
A total of 180 million shares of common stock were authorized for issuance under stock-based compensation plans approved by shareholders in 2003 and 2009. The number of shares available for award under the 2009 plan includes the shares previously authorized but not awarded under the shareholder approved plan in 2001 and the shares available for issuance under a plan approved by Gillette shareholders in 2004. A total of 122 million shares remain available for grant under the 2003 and 2009 plans.
Total stock-based compensation expense for stock option grants was $358, $417 and $460 for 2011, 2010 and 2009, respectively. Total compensation cost for restricted stock, RSUs and PSUs was $56, $36 and $56 in 2011, 2010 and 2009, respectively. The total income tax benefit recognized in the income statement for stock options, restricted stock, RSUs and PSUs was $117, $118 and $137 in 2011, 2010 and 2009, respectively.
In calculating the compensation expense for stock options granted, we utilize a binomial lattice-based valuation model. Assumptions utilized in the model, which are evaluated and revised, as necessary, to reflect market conditions and experience, were as follows:

Years ended June 30	2011	2010	2009
Interest rate	0.3-3.7%	0.3-4.0%	0.7-3.8%
Weighted average interest rate	3.4%	3.7%	3.6%
Dividend yield	2.4%	2.2%	2.0%
Expected volatility	14-18%	15-20%	18-34%
Weighted average volatility	16%	18%	21%
Expected life in years	8.8	8.8	8.7

Amounts in millions of dollars except per share amounts or as otherwise specified.

64 The Procter & Gamble Company	Notes to Consolidated Financial Statements

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
A summary of options outstanding under the plans as of June 30, 2011, and activity during the year then ended is presented below:

Options in thousands	Options	Weighted Avg. Exercise Price	Weighted Avg. Remaining Contractual Life in Years	Aggregate Intrinsic Value (in millions)
Outstanding, beginning of year	364,971	$50.16
Granted	29,141	62.85
Exercised	(29,065)	42.55
Canceled	(1,873)	57.81
OUTSTANDING, END OF YEAR	363,174	51.75	5.3	$4,398
EXERCISABLE	271,096	49.69	4.2	3,837
The weighted average grant-date fair value of options granted was $11.09, $13.47 and $11.67 per share in 2011, 2010 and 2009, respectively. The total intrinsic value of options exercised was $628, $342 and $434 in 2011, 2010 and 2009, respectively. The total grant-date fair value of options that vested during 2011, 2010 and 2009 was $445, $563 and $537, respectively. We have no specific policy to repurchase common shares to mitigate the dilutive impact of options; however, we have historically made adequate discretionary purchases, based on cash availability, market trends and other factors, to satisfy stock option exercise activity.
At June 30, 2011, there was $372 of compensation cost that has not yet been recognized related to stock option grants. That cost is expected to be recognized over a remaining weighted average period of 1.8 years. At June 30, 2011, there was $98 of compensation cost that has not yet been recognized related to restricted stock, RSUs and PSUs. That cost is expected to be recognized over a remaining weighted average period of 3.0 years.
Cash received from options exercised was $1,237, $703 and $639 in 2011, 2010 and 2009, respectively. The actual tax benefit realized for the tax deductions from option exercises totaled $188, $89 and $146 in 2011, 2010 and 2009, respectively.

NOTE 8
POSTRETIREMENT BENEFITS AND EMPLOYEE STOCK OWNERSHIP PLAN
We offer various postretirement benefits to our employees.
Defined Contribution Retirement Plans
We have defined contribution plans which cover the majority of our U.S. employees, as well as employees in certain other countries. These plans are fully funded. We generally make contributions to participants' accounts based on individual base salaries and years of service. Total global defined contribution expense was $347, $344 and $364 in 2011, 2010 and 2009, respectively.
The primary U.S. defined contribution plan (the U.S. DC plan) comprises the majority of the balances and expense for the Company's defined contribution plans. For the U.S. DC plan, the contribution rate is set annually. Total contributions for this plan approximated 15% of total participants' annual wages and salaries in 2011, 2010 and 2009.
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

Obligation and Funded Status. The following provides a reconciliation of benefit obligations, plan assets and funded status of these defined benefit plans:

	Pension Benefits(1)		Other Retiree Benefits(2)
Years ended June 30	2011	2010	2011	2010
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at beginning of year(3)	$11,245	$10,016	$4,778	$3,928
Service cost	270	218	146	103
Interest cost	588	579	270	253
Participants' contributions	21	19	67	58
Amendments	93	66	7	—
Actuarial loss/(gain)	(633)	1,738	(235)	633
Acquisitions/(divestitures)	—	(13)	—	—
Curtailments and settlements	—	4	—	—
Special termination benefits	—	—	3	14
Currency translation and other	1,137	(798)	89	30
Benefit payments	(492)	(584)	(239)	(241)
BENEFIT OBLIGATION AT END OF YEAR(3)	12,229	11,245	4,886	4,778
CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning of year	6,562	6,310	2,843	2,394
Actual return on plan assets	685	839	253	596
Acquisitions /(divestitures)	—	(6)	—	—
Employer contributions	555	439	29	22
Participants' contributions	21	19	67	58
Currency translation and other	631	(455)	2	—
ESOP debt impacts(4)	—	—	20	14
Benefit payments	(492)	(584)	(239)	(241)
FAIR VALUE OF PLAN ASSETS AT END OF YEAR	7,962	6,562	2,975	2,843
FUNDED STATUS	(4,267)	(4,683)	(1,911)	(1,935)

(1)	Primarily non-U.S.-based defined benefit retirement plans.

(2)	Primarily U.S.-based other postretirement benefit plans.

(3)	For the pension benefit plans, the benefit obligation is the projected benefit obligation. For other retiree benefit plans, the benefit obligation is the accumulated postretirement benefit obligation.

(4)	Represents the net impact of ESOP debt service requirements, which is netted against plan assets for other retiree benefits.

The underfunding of pension benefits is primarily a function of the different funding incentives that exist outside of the U.S. In certain countries, there are no legal requirements or financial incentives provided to companies to pre-fund pension obligations prior to their due date. In these instances, benefit payments are typically paid directly from the Company's cash as they become due.

	Pension Benefits		Other Retiree Benefits
Years ended June 30	2011	2010	2011	2010
CLASSIFICATION OF NET AMOUNT RECOGNIZED
Noncurrent assets	$168	$56	$—	$—
Current liability	(47)	(38)	(24)	(20)
Noncurrent liability	(4,388)	(4,701)	(1,887)	(1,915)
NET AMOUNT RECOGNIZED	(4,267)	(4,683)	(1,911)	(1,935)

AMOUNTS RECOGNIZED IN ACCUMULATED OTHER COMPREHENSIVE INCOME (AOCI)
Net actuarial loss	2,315	3,038	2,181	2,319
Prior service cost /(credit)	354	275	(92)	(119)
NET AMOUNTS RECOGNIZED IN AOCI	2,669	3,313	2,089	2,200

CHANGE IN PLAN ASSETS AND BENEFIT OBLIGATIONS RECOGNIZED IN ACCUMULATED OTHER COMPREHENSIVE INCOME (AOCI)
Net actuarial loss /(gain) - current year	(827)	1,343	(60)	491
Prior service cost - current year	93	66	7	—
Amortization of net actuarial loss	(154)	(91)	(96)	(20)
Amortization of prior service (cost) / credit	(18)	(15)	18	21
Settlement / curtailment cost	—	(3)	—	—
Currency translation and other	262	(190)	20	—
TOTAL CHANGE IN AOCI	(644)	1,110	(111)	492

NET AMOUNTS RECOGNIZED IN PERIODIC BENEFIT COST AND AOCI	(106)	1,579	(124)	349

Amounts in millions of dollars except per share amounts or as otherwise specified.

66 The Procter & Gamble Company	Notes to Consolidated Financial Statements

The accumulated benefit obligation for all defined benefit retirement pension plans was $10,436 and $9,708 as of June 30, 2011 and 2010, respectively. Pension plans with accumulated benefit obligations in excess of plan assets and plans with projected benefit obligations in excess of plan assets consist of the following:

	Accumulated Benefit Obligation Exceeds the Fair Value of Plan Assets		Projected Benefit Obligation Exceeds the Fair Value of Plan Assets
June 30	2011	2010	2011	2010
Projected benefit obligation	$6,817	$10,577	$10,650	$11,059
Accumulated benefit obligation	5,923	9,194	8,940	9,531
Fair value of plan assets	2,845	5,900	6,214	6,320
Net Periodic Benefit Cost. Components of the net periodic benefit cost were as follows:

	Pension Benefits			Other Retiree Benefits
Years ended June 30	2011	2010	2009	2011	2010	2009
Service cost	$270	$218	$214	$146	$103	$91
Interest cost	588	579	551	270	253	243
Expected return on plan assets	(492)	(437)	(473)	(431)	(429)	(444)
Prior service cost /(credit) amortization	18	15	14	(18)	(21)	(23)
Net actuarial loss amortization	154	91	29	96	20	2
Curtailments, settlements and other	—	3	6	3	14	—
GROSS BENEFIT COST/(CREDIT)	538	469	341	66	(60)	(131)
Dividends on ESOP preferred stock	—	—	—	(79)	(83)	(86)
NET PERIODIC BENEFIT COST/(CREDIT)	538	469	341	(13)	(143)	(217)
Amounts expected to be amortized from accumulated OCI into net periodic benefit cost during the year ending June 30, 2012, are as follows:

	Pension Benefits	Other Retiree Benefits
Net actuarial loss	$105	$99
Prior service cost/(credit)	23	(20)
Assumptions. We determine our actuarial assumptions on an annual basis. These assumptions are weighted to reflect each country that may have an impact on the cost of providing retirement benefits. The weighted average assumptions for the defined benefit and other retiree benefit calculations, as well as assumed health care trend rates, were as follows:

	Pension Benefits		Other Retiree Benefits
Years ended June 30	2011	2010	2011	2010
ASSUMPTIONS USED TO DETERMINE BENEFIT OBLIGATIONS(1)
Discount rate	5.3%	5.0%	5.7%	5.4%
Rate of compensation increase	3.5%	3.5%	—	—
ASSUMPTIONS USED TO DETERMINE NET PERIODIC BENEFIT COST(2)
Discount rate	5.0%	6.0%	5.4%	6.4%
Expected return on plan assets	7.0%	7.1%	9.2%	9.1%
Rate of compensation increase	3.5%	3.7%	—	—
ASSUMED HEALTH CARE COST TREND RATES
Health care cost trend rates assumed for next year	—	—	8.5%	8.5%
Rate to which the health care cost trend rate is assumed to decline (ultimate trend rate)	—	—	5.0%	5.0%
Year that the rate reaches the ultimate trend rate	—	—	2018	2017

(1)	Determined as of end of year.

(2)	Determined as of beginning of year and adjusted for acquisitions.
Several factors are considered in developing the estimate for the long-term expected rate of return on plan assets. For the defined benefit retirement plans, these factors include historical rates of return of broad equity and bond indices and projected long-term rates of return obtained from pension investment consultants. The expected long-term rates of return for plan assets are 8 - 9% for equities and 5 - 6% for bonds. For other retiree benefit plans, the expected long-term rate of return reflects the fact that the assets are comprised primarily of Company stock. The expected rate of return on Company stock is based on the long-term projected return of 9.5% and reflects the historical pattern of favorable returns.
Assumed health care cost trend rates could have a significant effect on the amounts reported for the other retiree benefit plans. A one- percentage point change in assumed health care cost trend rates would have the following effects:

	One-Percentage Point Increase	One-Percentage Point Decrease
Effect on total of service and interest cost components	$79	$(61)
Effect on postretirement benefit obligation	681	(547)

Amounts in millions of dollars except per share amounts or as otherwise specified.

Notes to Consolidated Financial Statements	The Procter & Gamble Company 67

Plan Assets. Our target asset allocation for the year ended June 30, 2011, and actual asset allocation by asset category as of June 30, 2011 and 2010, were as follows:

	Target Asset Allocation
Asset Category	Pension Benefits	Other Retiree Benefits
Cash	2%	2%
Debt securities	51%	8%
Equity securities	47%	90%
TOTAL	100%	100%

	Actual Asset Allocation at June 30
	Pension Benefits		Other Retiree Benefits
Asset Category	2011	2010	2011	2010
Cash	2%	4%	1%	—
Debt securities	52%	53%	8%	9%
Equity securities	46%	43%	91%	91%
TOTAL	100%	100%	100%	100%
The following table sets forth the fair value of the Company's plan assets as of June 30, 2011 segregated by level within the fair value hierarchy (refer to Note 5 for further discussion on the fair value hierarchy and fair value principles):

	Pension Benefits
	Level 1		Level 2		Level 3		Total
	2011	2010	2011	2010	2011	2010	2011	2010
ASSETS AT FAIR VALUE:
Cash and cash equivalents	$189	$238	$—	$—	$—	$—	$189	$238
Government bonds	68	62	—	—	—	—	68	62
Company stock	11	12	—	—	—	—	11	12
Common collective trust fund - equity	—	—	3,612	2,814	—	—	3,612	2,814
Common collective trust fund - fixed income	—	—	4,027	3,380	—	—	4,027	3,380
Other	—	—	—	—	55	56	55	56
TOTAL ASSETS AT FAIR VALUE	268	312	7,639	6,194	55	56	7,962	6,562

	Other Retiree Benefits
	Level 1		Level 2		Level 3		Total
	2011	2010	2011	2010	2011	2010	2011	2010
ASSETS AT FAIR VALUE:
Cash and cash equivalents	$43	$14	$—	$—	$—	$—	$43	$14
Company stock	—	—	2,655	2,535	—	—	2,655	2,535
Common collective trust fund - equity	—	—	41	43	—	—	41	43
Common collective trust fund - fixed income	—	—	232	249	—	—	232	249
Other	—	—	—	—	4	2	4	2
TOTAL ASSETS AT FAIR VALUE	43	14	2,928	2,827	4	2	2,975	2,843
There was no significant activity within the Level 3 pension and other retiree benefits plan assets during the years presented.
Our investment objective for defined benefit retirement plan assets is to meet the plans' benefit obligations, while minimizing the potential for future required Company plan contributions. The investment strategies focus on asset class diversification, liquidity to meet benefit payments and an appropriate balance of long-term investment return and risk. Target ranges for asset allocations are determined by matching the actuarial projections of the plans' future liabilities and benefit payments with expected long-term rates of return on the assets, taking into account investment return volatility and correlations across asset classes. Plan assets are diversified across several investment managers and are generally invested in liquid funds that are selected to track broad market equity and bond indices. Investment risk is carefully controlled with plan assets rebalanced to target allocations on a periodic basis and continual monitoring of investment managers' performance relative to the investment guidelines established with each investment manager.

Amounts in millions of dollars except per share amounts or as otherwise specified.

68 The Procter & Gamble Company	Notes to Consolidated Financial Statements

Cash Flows. Management's best estimate of cash requirements for the defined benefit retirement plans and other retiree benefit plans for the year ending June 30, 2012, is approximately $391 and $25, respectively. For the defined benefit retirement plans, this is comprised of $146 in expected benefit payments from the Company directly to participants of unfunded plans and $245 of expected contributions to funded plans. For other retiree benefit plans, this is comprised of expected contributions that will be used directly for benefit payments. Expected contributions are dependent on many variables, including the variability of the market value of the plan assets as compared to the benefit obligation and other market or regulatory conditions. In addition, we take into consideration our business investment opportunities and resulting cash requirements. Accordingly, actual funding may differ significantly from current estimates.
Total benefit payments expected to be paid to participants, which include payments funded from the Company's assets, as discussed above, as well as payments from the plans, are as follows:

Years ending June 30	Pension Benefits	Other Retiree Benefits
EXPECTED BENEFIT PAYMENTS
2012	$534	$207
2013	535	225
2014	560	242
2015	573	259
2016	605	275
2017 - 2021	3,494	1,631

Employee Stock Ownership Plan
We maintain the ESOP to provide funding for certain employee benefits discussed in the preceding paragraphs.
The ESOP borrowed $1.0 billion in 1989 and the proceeds were used to purchase Series A ESOP Convertible Class A Preferred Stock to fund a portion of the U.S. DC plan. Principal and interest requirements of the borrowing were paid by the Trust from dividends on the preferred shares and from advances provided by the Company. The original borrowing of $1.0 billion has been repaid in full, and advances from the Company of $144 remain outstanding at June 30, 2011. Each share is convertible at the option of the holder into one share of the Company's common stock. The dividend for the current year was equal to the common stock dividend of $1.97 per share. The liquidation value is $6.82 per share.
In 1991, the ESOP borrowed an additional $1.0 billion. The proceeds were used to purchase Series B ESOP Convertible Class A Preferred Stock to fund a portion of retiree health care benefits. These shares, net of the ESOP's debt, are considered plan assets of the other retiree benefits plan discussed above. Debt service requirements are funded by preferred stock dividends, cash contributions and advances provided by the Company, of which $405 is outstanding at June 30, 2011. Each share is convertible at the option of the holder into one share of the Company's common stock. The dividend for the current year was equal to the common stock dividend of $1.97 per share. The liquidation value is $12.96 per share.
Our ESOP accounting practices are consistent with current ESOP accounting guidance, including the permissible continuation of certain provisions from prior accounting guidance. ESOP debt, which is guaranteed by the Company, is recorded as debt (see Note 4) with an offset to the reserve for ESOP debt retirement, which is presented within shareholders' equity. Advances to the ESOP by the Company are recorded as an increase in the reserve for ESOP debt retirement. Interest incurred on the ESOP debt is recorded as interest expense. Dividends on all preferred shares, net of related tax benefits, are charged to retained earnings.
The series A and B preferred shares of the ESOP are allocated to employees based on debt service requirements, net of advances made by the Company to the Trust. The number of preferred shares outstanding at June 30 was as follows:

Shares in thousands	2011	2010	2009
Allocated	52,281	54,542	56,818
Unallocated	13,006	14,762	16,651
TOTAL SERIES A	65,287	69,304	73,469

Allocated	20,759	20,752	20,991
Unallocated	40,090	41,347	42,522
TOTAL SERIES B	60,849	62,099	63,513
For purposes of calculating diluted net earnings per common share, the preferred shares held by the ESOP are considered converted from inception.

NOTE 9
INCOME TAXES
Income taxes are recognized for the amount of taxes payable for the current year and for the impact of deferred tax assets and liabilities, which represent future tax consequences of events that have been recognized differently in the financial statements than for tax purposes. Deferred tax assets and liabilities are established using the enacted statutory tax rates and are adjusted for any changes in such rates in the period of change.
Earnings from continuing operations before income taxes consisted of the following:

Years ended June 30	2011	2010	2009
United States	$8,983	$8,368	$8,409
International	6,206	6,679	6,004
TOTAL	15,189	15,047	14,413

Amounts in millions of dollars except per share amounts or as otherwise specified.

Notes to Consolidated Financial Statements	The Procter & Gamble Company 69
Income taxes on continuing operations consisted of the following:

Years ended June 30	2011	2010	2009
CURRENT TAX EXPENSE
U.S. federal	$1,809	$2,154	$1,619
International	1,188	1,616	1,268
U.S. state and local	266	295	229
	3,263	4,065	3,116
DEFERRED TAX EXPENSE
U.S. federal	205	253	595
International and other	(76)	(217)	22
	129	36	617
TOTAL TAX EXPENSE	3,392	4,101	3,733
A reconciliation of the U.S. federal statutory income tax rate to our actual income tax rate on continuing operations is provided below:

Years ended June 30	2011	2010	2009
U.S. federal statutory income tax rate	35.0%	35.0%	35.0%
Country mix impacts of foreign operations	(8.0)%	(7.5)%	(7.1)%
Changes in uncertain tax positions	(3.5)%	(0.4)%	(1.3)%
Patient Protection and Affordable Care Act	0.0%	1.0%	0.0%
Other	(1.2)%	(0.8)%	(0.7)%
EFFECTIVE INCOME TAX RATE	22.3%	27.3%	25.9%
Changes in uncertain tax positions represent changes in our net liability related to prior year tax positions.
In March 2010, the Patient Protection and Affordable Care Act (PPACA) was signed into law. One of the provisions of the PPACA changed the taxability of federal subsidies received by plan sponsors that provide retiree prescription drug benefits at least equivalent to Medicare Part D coverage. As a result of the change in taxability of the federal subsidy, we were required to make adjustments to deferred tax asset balances, resulting in a $152 charge to income tax expense in 2010.
Tax benefits credited to shareholders' equity totaled $510 and $5 for the years ended June 30, 2011 and 2010, respectively. These primarily relate to the tax effects of net investment hedges, excess tax benefits from the exercise of stock options and the impacts of certain adjustments to pension and other retiree benefit obligations recorded in shareholders' equity.
We have undistributed earnings of foreign subsidiaries of approximately $35 billion at June 30, 2011, for which deferred taxes have not been provided. Such earnings are considered indefinitely invested in the foreign subsidiaries. If such earnings were repatriated, additional tax expense may result, although the calculation of such additional taxes is not practicable.
A reconciliation of the beginning and ending liability for uncertain tax positions is as follows:

	2011	2010	2009
BEGINNING OF YEAR	$1,797	$2,003	$2,582
Increases in tax positions for prior years	323	128	116
Decreases in tax positions for prior years	(388)	(146)	(485)
Increases in tax positions for current year	222	193	225
Settlements with taxing authorities	(168)	(216)	(172)
Lapse in statute of limitations	(94)	(45)	(68)
Currency translation	156	(120)	(195)
END OF YEAR	1,848	1,797	2,003
The Company is present in over 150 taxable jurisdictions and, at any point in time, has 50-60 audits underway at various stages of completion. We evaluate our tax positions and establish liabilities for uncertain tax positions that may be challenged by local authorities and may not be fully sustained, despite our belief that the underlying tax positions are fully supportable. Uncertain tax positions are reviewed on an ongoing basis and are adjusted in light of changing facts and circumstances, including progress of tax audits, developments in case law and closing of statute of limitations. Such adjustments are reflected in the tax provision as appropriate. The Company is making a concerted effort to bring its audit inventory to a more current position. We have done this by working with tax authorities to conduct audits for several open years at once. We have tax years open ranging from 2002 and forward. We are generally not able to reliably estimate the ultimate settlement amounts until the close of the audit. While we do not expect material changes, it is possible that the amount of unrecognized benefit with respect to our uncertain tax positions will significantly increase or decrease within the next 12 months related to the audits described above. At this time, we are not able to make a reasonable estimate of the range of impact on the balance of uncertain tax positions or the impact on the effective tax rate related to these items.
Included in the total liability for uncertain tax positions at June 30, 2011, is $1,424 that, depending on the ultimate resolution, could impact the effective tax rate in future periods.
We recognize accrued interest and penalties related to uncertain tax positions in income tax expense. As of June 30, 2011, 2010 and 2009, we had accrued interest of $475, $622 and $636 and penalties of $80, $89 and $100, respectively, that are not included in the above table. During the fiscal years ended June 30, 2011, 2010 and 2009, we recognized $(197) , $38 and $119 in interest expense/(benefit) and $(16) , $(8) and $(4) in penalties expense/(benefit), respectively.

Amounts in millions of dollars except per share amounts or as otherwise specified.

70 The Procter & Gamble Company	Notes to Consolidated Financial Statements

Deferred income tax assets and liabilities were comprised of the following:

June 30	2011	2010
DEFERRED TAX ASSETS
Pension and postretirement benefits	$1,406	$1,717
Stock-based compensation	1,284	1,257
Loss and other carryforwards	874	595
Goodwill and other intangible assets	298	312
Accrued marketing and promotion	217	216
Fixed assets	111	102
Unrealized loss on financial and foreign exchange transactions	770	88
Accrued interest and taxes	28	88
Inventory	52	35
Other	834	773
Valuation allowances	(293)	(120)
TOTAL	5,581	5,063

DEFERRED TAX LIABILITIES
Goodwill and other intangible assets	12,206	11,760
Fixed assets	1,742	1,642
Other	211	269
TOTAL	14,159	13,671
Net operating loss carryforwards were $2,663 and $1,875 at June 30, 2011 and 2010, respectively. If unused, $1,019 will expire between 2012 and 2031. The remainder, totaling $1,644 at June 30, 2011, may be carried forward indefinitely.

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
Purchase Commitments and Operating Leases
We have purchase commitments for materials, supplies, services and property, plant and equipment as part of the normal course of business. Commitments made under take-or-pay obligations are as follows:

June 30	2012	2013	2014	2015	2016	Thereafter
Purchase obligations	$1,351	$762	$368	$154	$104	$273
Such amounts represent future purchases in line with expected usage to obtain favorable pricing. Approximately 26% of our purchase commitments relate to service contracts for information technology, human resources management and facilities management activities that have been outsourced to third-party suppliers. Due to the proprietary nature of many of our materials and processes, certain supply contracts contain penalty provisions for early termination. We do not expect to incur penalty payments under these provisions that would materially affect our financial position, results of operations or cash flows.
We also lease certain property and equipment for varying periods. Future minimum rental commitments under non-cancelable operating leases, net of guaranteed sublease income, are as follows:

June 30	2012	2013	2014	2015	2016	Thereafter
Operating leases	$264	$224	$192	$173	$141	$505
Litigation
We are subject to various legal proceedings and claims arising out of our business which cover a wide range of matters such as governmental regulations, antitrust and trade regulations, product liability, patent and trademark matters, income taxes and other actions.
As previously disclosed, the Company is and has been subject to a variety of investigations into potential competition law violations in Europe by the European Commission and national authorities from a number of countries. These matters involve a number of other consumer products companies and/or retail customers. The Company's policy is to comply with all laws and regulations, including all antitrust and competition laws, and to cooperate with investigations by relevant regulatory authorities, which the Company is doing. Competition and antitrust law inquiries often continue for several years and, if violations are found, can result in substantial fines.
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
Several regulatory authorities in Europe have issued separate complaints pursuant to their investigations alleging that the Company, along with several other companies, engaged in violations of competition laws in those countries. The remaining authorities' investigations are in various stages of the regulatory process. As a result of our initial and on-going analyses of the complaints, as well as final decisions issued by the European Commission and authorities in a number of other countries in fiscal 2011, the Company has reserves totaling $611 as of June 30, 2011, for fines for competition law violations. In accordance with U.S. GAAP, certain of the reserves included in this amount represent the low end of a range of potential outcomes. Accordingly, the ultimate resolution of these matters may result in fines or costs in excess of the amounts reserved that could materially impact our income statement and cash flows in the period in which they are accrued and paid, respectively. We will continue to monitor developments for all of these investigations and will record additional charges as appropriate.
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

NOTE 11
SEGMENT INFORMATION
The Company has two global business units (GBUs): the Beauty & Grooming GBU and the Household Care GBU.
Under U.S. GAAP, we have six reportable segments:

•
Beauty: Cosmetics, Female Antiperspirant and Deodorant, Female Personal Cleansing, Female Shave Care, Hair Care, Hair Color, Hair Styling, Pharmacy Channel, Prestige Products, Salon Professional and Skin Care;

•	Grooming: Electronic Hair Removal Devices, Home Small Appliances, Male Blades and Razors and Male Personal Care;

•	Health Care: Feminine Care, Gastrointestinal, Incontinence, Rapid Diagnostics, Respiratory, Toothbrush, Toothpaste, Water Filtration and Other Oral Care;

•	Snacks and Pet Care: Pet Care and Snacks;

•	Fabric Care and Home Care: Laundry Additives, Air Care, Batteries, Dish Care, Fabric Enhancers, Laundry Detergents and Surface Care;

•	Baby Care and Family Care: Baby Wipes, Diapers, Paper Towels, Tissues and Toilet Paper.
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
Total assets for the reportable segments include those assets managed by the reportable segment, primarily inventory, fixed assets and intangible assets. Other assets, primarily including cash, accounts receivable, investment securities and goodwill, are included in Corporate.
The Company had net sales in the U.S. of $30.5 billion, $30.0 billion and $29.6 billion for the years ended June 30, 2011, 2010 and 2009, respectively. Assets in the U.S. totaled $70.3 billion and $70.1 billion as of June 30, 2011 and 2010, respectively.
Our largest customer, Wal-Mart Stores, Inc. and its affiliates, accounted for 15% of consolidated net sales in 2011 and 16% in 2010 and 2009.

Amounts in millions of dollars except per share amounts or as otherwise specified.

72 The Procter & Gamble Company	Notes to Consolidated Financial Statements

Global Segment Results		Net Sales	Earnings from Continuing Operations Before Income Taxes	Net Earnings from Continuing Operations	Depreciation and Amortization	Total Assets	Capital Expenditures
BEAUTY	2011	$20,157	$3,607	$2,686	$439	$12,802	$542
	2010	19,491	3,648	2,712	503	11,825	534
	2009	18,924	3,558	2,664	454	11,987	526
GROOMING	2011	8,025	2,183	1,631	593	21,608	335
	2010	7,631	2,007	1,477	625	21,259	259
	2009	7,408	1,900	1,359	721	22,205	294
HEALTH CARE	2011	12,033	2,720	1,796	359	7,796	409
	2010	11,493	2,809	1,860	385	7,142	383
	2009	11,288	2,786	1,835	369	7,206	372
SNACKS AND PET CARE	2011	3,156	356	241	102	1,324	143
	2010	3,135	499	326	92	1,237	86
	2009	3,114	388	234	100	1,123	72
FABRIC CARE AND HOME CARE	2011	24,837	4,714	3,009	582	11,257	850
	2010	23,805	5,076	3,339	604	9,650	766
	2009	23,186	4,663	3,032	578	10,419	808
BABY CARE AND FAMILY CARE	2011	15,606	3,181	1,978	549	7,184	912
	2010	14,736	3,270	2,049	612	6,406	852
	2009	14,103	2,827	1,770	570	6,259	902
CORPORATE(1)	2011	(1,255)	(1,572)	456	214	76,383	115
	2010	(1,353)	(2,262)	(817)	287	70,653	187
	2009	(1,329)	(1,709)	(214)	224	75,634	264
TOTAL COMPANY	2011	82,559	15,189	11,797	2,838	138,354	3,306
	2010	78,938	15,047	10,946	3,108	128,172	3,067
	2009	76,694	14,413	10,680	3,016	134,833	3,238

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
The pharmaceuticals business had historically been part of the Company's Health Care reportable segment. In accordance with the applicable accounting guidance for the disposal of long-lived assets, the results of the pharmaceuticals business are presented as discontinued operations and, as such, have been excluded from both continuing operations and segment results for all years presented.
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
The coffee business had historically been part of the Company's Snacks, Coffee and Pet Care reportable segment, as well as the coffee portion of our away-from-home business, which was included in the Fabric Care and Home Care reportable segment. In accordance with the applicable accounting guidance for the disposal of long-lived assets, the results of Folgers are presented as discontinued operations and, as such, have been excluded from both continuing operations and segment results for all years presented.
Following is selected financial information included in net earnings from discontinued operations for the pharmaceuticals and coffee businesses:

	2011			2010			2009
Years Ended June 30	Pharma	Coffee	Total	Pharma	Coffee	Total	Pharma	Coffee	Total
Net sales	$—	$—	$—	$751	$—	$751	$2,335	$668	$3,003
Earnings from discontinued operations	—	—	—	306	—	306	912	212	1,124
Income tax expense	—	—	—	(101)	—	(101)	(299)	(80)	(379)
Gain on sale of discontinued operation	—	—	—	2,632	—	2,632	—	1,896	1,896
Income tax benefit/(expense) on sale	—	—	—	(1,047)	—	(1,047)	—	115	115
Net earnings from discontinued operations	—	—	—	1,790	—	1,790	613	2,143	2,756
The net gain on the sale of the pharmaceuticals business, in the table above, for the year ended June 30, 2010, also includes an after-tax gain on the sale of the Actonel brand in Japan which occurred prior to the divestiture to Warner Chilcott.

Amounts in millions of dollars except per share amounts or as otherwise specified.

74 The Procter & Gamble Company	Notes to Consolidated Financial Statements

NOTE 13
QUARTERLY RESULTS (UNAUDITED)

Quarters Ended		Sept 30	Dec 31	Mar 31	Jun 30	Total Year
NET SALES	2010-2011	$20,122	$21,347	$20,230	$20,860	$82,559
	2009-2010	19,807	21,027	19,178	18,926	78,938
OPERATING INCOME	2010-2011	4,501	4,260	3,772	3,285	15,818
	2009-2010	4,448	4,655	3,968	2,950	16,021
GROSS MARGIN	2010-2011	51.9%	51.8%	50.5%	48.3%	50.6%
	2009-2010	52.6%	53.7%	51.9%	49.5%	52.0%
NET EARNINGS:
Earnings from continuing operations	2010-2011	$3,081	$3,333	$2,873	$2,510	$11,797
	2009-2010	3,027	3,149	2,585	2,185	10,946
Earnings from discontinued operations	2010-2011	—	—	—	—	—
	2009-2010	280	1,510	—	—	1,790
Net earnings	2010-2011	3,081	3,333	2,873	2,510	11,797
	2009-2010	3,307	4,659	2,585	2,185	12,736
DILUTED NET EARNINGS PER COMMON SHARE:
Earnings from continuing operations	2010-2011	$1.02	$1.11	$0.96	$0.84	$3.93
	2009-2010	0.97	1.01	0.83	0.71	3.53
Earnings from discontinued operations	2010-2011	—	—	—	—	—
	2009-2010	0.09	0.48	—	—	0.58
Diluted net earnings per common share	2010-2011	1.02	1.11	0.96	0.84	3.93
	2009-2010	1.06	1.49	0.83	0.71	4.11

Amounts in millions of dollars except per share amounts or as otherwise specified.

The Procter & Gamble Company 75

Global Leadership Council

GLOBAL OPERATIONS

Werner Geissler
Vice Chairman – Global Operations

Deborah A. Henretta
Group President – Asia and Global Specialty Channel

Shannan Stevenson
President – Greater China

Laurent L. Philippe
Group President – Central & Eastern Europe, Middle East and Africa and Global High Frequency Stores Channel

Melanie L. Healey
Group President – North America and Global Hyper, Super and Mass Channel

Giovanni Ciserani
Group President – Western Europe and Global Discounter & Drug/Pharmacy Channels

Jorge A. Uribe
Group President – Latin America and Global Club, Cash & Carry Channel

Jeffrey K. Schomburger
President – Global Wal-Mart Team

GLOBAL BUSINESS UNITS

Dimitri Panayotopoulos
Vice Chairman – Global Business Units

Household Care

Jorge S. Mesquita
Group President – Global Fabric Care

Martin Riant
Group President – Global Baby Care

David S. Taylor
Group President – Global Home Care

Mary Lynn Ferguson-McHugh
Group President – Global Family Care

Stassi Anastassov
President – Duracell

Charles E. Pierce
Group President – Global Oral Care

Thomas M. Finn
President – Global Health Care

Daniel S. Rajczak
Senior Vice President – Global Snacks and Pet Care

Beauty & Grooming

Virginia C. Drosos
Group President – Global Female Beauty, Beauty & Grooming

Patrice Louvet
President – Global Male Grooming, Beauty & Grooming

Colleen E. Jay
President – Global Female Beauty, Beauty & Grooming

John P. Goodwin
President – Global Braun, Beauty & Grooming

Joanne Crewes
President – Global Prestige, Beauty & Grooming

Adil Mehboob-Khan
President – Global Salon Professional, Beauty & Grooming

Steven D. Bishop
Group President – Global Feminine Care

CORPORATE AND COMPANY OPERATIONS

Bruce Brown
Chief Technology Officer

Shekhar Mitra
Senior Vice President – Corporate Research & Development, Global Salon Professional and Global Prestige

Robert L. Fregolle, Jr.
Global Customer Business Development Officer

Yannis Skoufalos
Global Product Supply Officer

Christopher D. Hassall
Global External Relations Officer

Deborah P. Majoras
Chief Legal Officer and Secretary

Jon R. Moeller
Chief Financial Officer

Teri L. List
Senior Vice President & Treasurer

Valarie L. Sheppard
Senior Vice President & Comptroller

Moheet Nagrath
Global Human Resources Officer

Kirk L. Perry
President on Special Assignment

Linda W. Clement-Holmes
Senior Vice President – Global Diversity and Global Business Services

Filippo Passerini
Group President – Global Business Services and Chief Information Officer

Marc S. Pritchard
Global Brand Building Officer

Philip J. Duncan
Global Design Officer

Joan M. Lewis
Global Consumer & Market Knowledge Officer

Nancy K. Swanson
Vice President – Corporate

The following company officers announced their intention to retire during the 2011/12 fiscal year:

Charles V. Bergh
R. Keith Harrison, Jr.
Robert Jongstra
Edward D. Shirley
Robert A. Steele

Board of Directors

Angela F. Braly
Chair of the Board, President and Chief Executive Officer of WellPoint, Inc. (healthcare insurance). Director since 2009. Age 50. *Member of the Audit and Governance & Public Responsibility Committees.*

Kenneth I. Chenault
Chairman and Chief Executive Officer of the American Express Company (financial services). Director since 2008. Also a Director of International Business Machines Corporation. Age 60. *Member of the Audit and Compensation & Leadership Development Committees.*

Scott D. Cook
Chairman of the Executive Committee of the Board of Intuit Inc. (software and web services). Director since 2000. Also a Director of eBay Inc. Age 59. *Chair of the Innovation & Technology Committee and member of the Compensation & Leadership Development Committee.*

Susan Desmond-Hellmann
Chancellor and Arthur and Toni Rembe Rock Distinguished Professor, University of California, San Francisco ("UCSF"). Appointed to the Board on December 13, 2010. Age 53. *Member of the Audit and Innovation & Technology Committees.*

Robert A. McDonald
Chairman of the Board, President and Chief Executive Officer of the Company. Director since 2009. Also a Director of Xerox Corporation. Age 58.

W. James McNerney, Jr.
Chairman of the Board, President and Chief Executive Officer of The Boeing Company (aerospace, commercial jetliners and military defense systems company). Director since 2003. Also a Director of International Business Machines Corporation. Age 61. *Presiding Director, Chair of the Compensation & Leadership Development Committee and member of the Governance & Public Responsibility Committee.*

Johnathan A. Rodgers
Retired President and Chief Executive Officer of TV One, LLC (media and communications company). Director since 2001. Also a Director of Nike, Inc. Age 65. *Member of the Innovation & Technology Committee.*

Margaret C. Whitman
Part-time Strategic Advisor to Kleiner, Perkins, Caulfield & Byers (a Silicon Valley venture capital firm). Appointed to the Board on February 8, 2011. Also a Director of Hewlett Packard Company and Zipcar. Age 55. *Member of the Compensation & Leadership Development and Innovation & Technology Committees.*

Mary Agnes Wilderotter
Chairman of the Board, President and Chief Executive Officer of Frontier Communications Corporation (communications company specializing in providing services to rural areas and small and medium-sized towns and cities). Director since 2009. Also a Director of Xerox Corporation. Age 56. *Member of the Compensation & Leadership Development and Governance & Public Responsibility Committees.*

Patricia A. Woertz
Chairman, Chief Executive Officer and President of Archer Daniels Midland Company (agricultural processors of oilseeds, corn, wheat and cocoa, etc.). Director since 2008. Age 58. *Chair of the Audit Committee and member of the Governance & Public Responsibility Committee.*

Ernesto Zedillo
Former President of Mexico, Director of the Center for the Study of Globalization and Professor in the field of International Economics and Politics at Yale University. Director since 2001. Also a Director of Alcoa Inc., Citigroup, Inc. and Grupo PRISA. Age 59. *Chair of the Governance & Public Responsibility Committee and member of the Innovation & Technology Committee.*

THE BOARD OF DIRECTORS HAS FOUR COMMITTEES:

- *Audit Committee*
- *Compensation & Leadership Development Committee*
- *Governance & Public Responsibility Committee*
- *Innovation & Technology Committee*

76 The Procter & Gamble Company

Financial Summary (Unaudited)

Amounts in millions, except per share amounts	2011	2010	2009	2008	2007	2006
Net Sales	$82,559	$78,938	$76,694	$79,257	$72,441	$64,416
Gross Margin	41,791	41,019	38,004	39,996	37,065	32,549
Operating Income	15,818	16,021	15,374	15,979	14,485	12,551
Net Earnings from Continuing Operations	11,797	10,946	10,680	11,291	9,662	8,187
Net Earnings from Discontinued Operations	—	1,790	2,756	784	678	497
Net Earnings	11,797	12,736	13,436	12,075	10,340	8,684
Net Earnings Margin from Continuing Operations	14.3%	13.9%	13.9%	14.2%	13.3%	12.7%
Basic Net Earnings per Common Share:
Earnings from continuing operations	$4.12	$3.70	$3.55	$3.61	$3.01	$2.63
Earnings from discontinued operations	—	0.62	0.94	0.25	0.21	0.16
Basic Net Earnings per Common Share	4.12	4.32	4.49	3.86	3.22	2.79
Diluted Net Earnings per Common Share:
Earnings from continuing operations	3.93	3.53	3.39	3.40	2.84	2.49
Earnings from discontinued operations	—	0.58	0.87	0.24	0.20	0.15
Diluted Net Earnings per Common Share	3.93	4.11	4.26	3.64	3.04	2.64
Dividends per Common Share	1.97	1.80	1.64	1.45	1.28	1.15
Research and Development Expense	$2,001	$1,950	$1,864	$1,946	$1,823	$1,682
Advertising Expense	9,315	8,576	7,519	8,520	7,799	7,010
Total Assets	138,354	128,172	134,833	143,992	138,014	135,695
Capital Expenditures	3,306	3,067	3,238	3,046	2,945	2,667
Long-Term Debt	22,033	21,360	20,652	23,581	23,375	35,976
Shareholders' Equity	68,001	61,439	63,382	69,784	67,012	63,171

Shareholder Return Performance Graphs

Market and Dividend Information

P&G has been paying a dividend for 121 consecutive years since its incorporation in 1890 and has increased its dividend for 55 consecutive years at an annual compound average rate of approximately 9.5%.

DIVIDENDS PER SHARE

(in dollars; split-adjusted)

2.00
1.75
1.50
1.25
1.00
0.75
0.50
0.25
0.00
1956
1970
1984
1998
2011

(in dollars; split-adjusted)	1956	1970	1984	1998	2011
Dividends per Share	$0.01	$0.04	$0.15	$0.51	$1.97

QUARTERLY DIVIDENDS

Quarter Ended	2010 – 2011	2009 – 2010
September 30	$0.4818	$0.4400
December 31	0.4818	0.4400
March 31	0.4818	0.4400
June 30	0.5250	0.4818

COMMON STOCK PRICE RANGE

	2010 – 2011		2009 – 2010
Quarter Ended	High	Low	High	Low
September 30	$63.36	$58.92	$58.66	$50.52
December 31	65.38	59.68	63.48	56.02
March 31	66.95	59.70	64.58	59.01
June 30	67.72	61.47	64.00	39.37

The Procter & Gamble Company 77

Shareholder Return Performance Graphs
(continued)

SHAREHOLDER RETURN
The following graph compares the cumulative total return of P&G’s common stock for the 5-year period ending June 30, 2011, against the cumulative total return of the S&P 500 Stock Index (broad market comparison) and the S&P 500 Consumer Staples Index (line of business comparison). The graph and table assume $100 was invested on June 30, 2006, and that all dividends were reinvested.

COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL SHAREHOLDER RETURN

P&G
S&P 500 Index
S&P 500 Consumer Staples Index
150.0
137.5
125.0
112.5
100.0
87.5
75.0
2006
2007
2008
2009
2010
2011

	Cumulative Value of $100 Investment, through June 30
Company Name/Index	2006	2007	2008	2009	2010	2011
P&G	$100	$112	$114	$99	$119	$130
S&P 500 Index	100	121	105	77	88	116
S&P 500 Consumer Staples Index	100	115	116	104	118	149

Recognition
P&G is recognized as a leading global company, including a #5 ranking on Fortune’s “Global Most Admired Companies,” the #10 ranking on Barron’s “World’s Most Respected Companies List,” a #25 ranking on Business Week’s list of “World’s Most Innovative Companies,” a #3 ranking on the AMR Research Supply Chain Top 25, top rankings on the Dow Jones Sustainability Index from 2000 to 2011, a ranking on the list of the Global 100 Most Sustainable Corporations in the World, and a consistent #1 ranking within our industry on Fortune’s Most Admired list for 26 of 27 total years and for 14 years in a row. In 2010, P&G was recognized by SymphonyIRI Group as the most innovative manufacturer in the consumer packaged goods industry for the last decade — presenting the Company with its “Outstanding Achievement in Innovation” award. This year, P&G was again recognized by SymphonyIRI Group for using innovation to launch four of the ten most successful new products of 2010.

P&G’s commitment to creating a diverse workplace has been recognized by the National Association for Female Executives (Top 50 Companies for Executive Women), Working Mother magazine (Top 20 Best Companies for Multicultural Women) and DiversityInc (#25 ranking on the Top 50 Companies for Diversity and #9 ranking on the Top Companies for Recruitment and Retention).

Supplier diversity is a fundamental business strategy that strengthens our innovation and go-to-market capabilities and touches and improves the lives of our diverse suppliers, their employees and the communities in which they live and work. For the fourth year in a row, P&G spent more than $2 billion with minority- and women-owned businesses. Since 2005, P&G has been a member of the Billion Dollar Roundtable, a forum of 18 corporations that spend more than $1 billion annually with diverse suppliers.

78 The Procter & Gamble Company

Company and Shareholder Information

P&G'S PURPOSE
We will provide branded products and services of superior quality and value that improve the lives of the world's consumers, now and for generations to come. As a result, consumers will reward us with leadership sales, profit and value creation, allowing our people, our shareholders, and the communities in which we live and work to prosper.

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
The Procter & Gamble Company
P.O. Box 599, Cincinnati, OH 45201-0599

P&G SHAREHOLDER INVESTMENT PROGRAM
The Procter & Gamble Shareholder Investment Program (SIP) is a direct stock purchase and dividend reinvestment plan. The SIP is open to current P&G shareholders as well as new investors and is designed to encourage long-term investment in P&G by providing a convenient and economical way to purchase P&G stock and reinvest dividends. Highlights of the plan include:

- Minimum initial investment—$250
- Nominal administrative fees, including no enrollment fee, and no dividend reinvestment fee
- Optional Cash Investment—minimum $50
- Administered by P&G Shareholder Services Department

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
Personal assistance (M–F, 9a–4p Eastern): 1-800-742-6253; 1-513-983-3034 (outside U.S. and Canada)
Financial information request line (24 hours): 1-800-764-7483

TRANSFER AGENT
The Procter & Gamble Company
Shareholder Services Department
P.O. Box 5572, Cincinnati, OH 45201-5572

REGISTRAR
The Procter & Gamble Company
P.O. Box 599, Cincinnati, OH 45201-0599

EXCHANGE LISTINGS
New York Stock Exchange, NYSE Euronext-Paris

STOCK SYMBOL
PG

SHAREHOLDERS OF COMMON STOCK
There were approximately 2,259,000 common stock shareowners, including shareholders of record, participants in the P&G Shareholder Investment Program, participants in P&G stock ownership plans and beneficial owners with accounts at banks and brokerage firms, as of June 30, 2011.

ANNUAL MEETING
The next annual meeting of shareholders will be held on Tuesday, October 11, 2011. A full transcript of the meeting will be available from Susan Felder, Assistant Secretary. Ms. Felder can be reached at 299 East Sixth Street, Cincinnati, Ohio 45202-3315.

FORM 10-K
Shareholders may obtain a copy of P&G's 2011 report to the Securities and Exchange Commission on Form 10-K by going to www.pg.com/investors or by calling 1-800-764-7483. This information is also available at no charge by sending a request to P&G Shareholder Services at the address listed.

The most recent certifications by our Chief Executive and Chief Financial Officers pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 are filed as exhibits to our Form 10-K for the fiscal year ended June 30, 2011. We have also filed with the New York Stock Exchange the most recent Annual CEO certification as required by Section 303A.12(a) of the New York Stock Exchange Listed Company Manual.

Design: VSA Partners, Inc.

The Procter & Gamble Company 79

Highlighting Our Environmental Vision

P&G is the largest consumer packaged goods company in the world today. This very fact, coupled with our Purpose-inspired Growth Strategy — improving the lives of more consumers, in more parts of the world, more completely — requires us to continue to grow responsibly.

In September 2010, we announced a long-term environmental sustainability vision for our Company that establishes future expectations for our performance.

We won't reach this vision overnight; in fact, it will take decades to achieve. So, we have set goals for 2020 to hold ourselves accountable to making progress toward our vision.

Our Long-Term Environmental Vision includes:

- **Using 100% renewable or recycled materials for all products and packaging**
- **Powering our plants with 100% renewable energy**
- **Having zero consumer or manufacturing waste go to landfills**
- **Designing products to delight consumers while maximizing the conservation of resources**

2020 ENVIRONMENTAL SUSTAINABILITY GOALS

Products	Replace Petroleum-Based Materials with Sustainably Sourced Renewable Materials	25%*
	Cold Water Washing	70% of total washing machine loads
	Package Reduction	20% (per consumer use)*
	Consumer Solid Waste	Pilot studies in both developed and developing markets to understand how to eliminate landfilled/dumped consumer solid waste
Operations	Renewable Energy Powering Our Plants	30%
	Manufacturing Waste	<0.5% (disposed)
	Truck Transportaion Reduction	20% (km/unit of volume)*

*vs. 2010 baseline

Touching lives, improving life. P&G™

© 2011 Procter & Gamble
00046014